As confidentially submitted to the Securities and Exchange Commission on March 20, 2017. This draft registration statement has not been publicly filed with the

Securities and Exchange Commission, and all information contained herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

British American Tobacco p.l.c.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s name into English)

England and Wales	2111	98-0207762
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Nicola Snook,

Company Secretary

Paul McCrory,

Company Secretary Designate

British American Tobacco p.l.c.

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

+44 (0) 20 7845 1000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue

Suite 204

Newark, DE 19711

(302) 738-6680

Attention: Service of Process Department

(Name, address, including zip code and telephone number including area code, of agent for service)

Copy to:

Philip A. Gelston, Esq. Alyssa K. Caples, Esq. David J. Perkins, Esq. Ting S. Chen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000	McDara P. Folan, III, Esq. Senior Vice President, Deputy General Counsel and Secretary Reynolds American Inc. 401 North Main Street Winston-Salem, North Carolina 27101 (336) 741-2000	Randi C. Lesnick, Esq. Timothy J. Melton, Esq. Jones Day 250 Vesey Street New York, New York 10281 (212) 326-3939	Michael J. Aiello, Esq. Matthew J. Gilroy, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

Approximate date of commencement of proposed sale to the public: As promptly as practicable after the date this Registration Statement becomes effective and upon the satisfaction or waiver of all other conditions to completion of the transactions described herein.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
BAT ordinary shares, nominal value 25 pence per share(1)(2)	[●](3)	Not applicable	[●](4)	[●](5)

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also covers an indeterminate number of additional ordinary shares, nominal value 25 pence per share (“BAT ordinary shares”), of British American Tobacco p.l.c. (“BAT”) as may be issuable as a result of stock splits, stock dividends or similar transactions.
(2)	The BAT ordinary shares will initially be represented by American depositary shares, each of which represents one ordinary share of the Registrant and may be represented by American depositary receipts (“BAT ADSs”). The BAT ADSs have been or will be registered under a separate registration statement on Form F-6.
(3)	Represents the maximum number of the BAT ordinary shares estimated to be issued in connection with the merger described in the enclosed proxy statement/prospectus.
(4)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(f)(1) and (f)(3) and 457(c) of the Securities Act. The market value of shares of common stock, par value $0.0001 per share (“RAI common stock”), of Reynolds American Inc. (“RAI”) (the securities to be canceled in connection with the merger) was calculated as (1) the product of (a) [●] shares of RAI common stock (being the maximum possible number of shares of RAI common stock that may be canceled and exchanged in the merger, including the total number of shares of RAI common stock issuable under outstanding RAI equity awards that are expected to be settled for BAT ADSs in connection with the merger) and (b) $[●], the average of the high and low prices per share of RAI common stock, as quoted on the New York Stock Exchange on [●], 2017, minus (2) $[●] million, the estimated aggregate amount of cash to be paid by the Registrant in exchange for such maximum possible number of shares of RAI common stock.
(5)	Calculated at a rate equal to $115.90 per $1,000,000 multiplied by the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is subject to completion and amendment. The registration statement relating to the securities described in this proxy statement/prospectus has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED MARCH 20, 2017

[●], 2017

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear Reynolds American Inc. Shareholders:

British American Tobacco p.l.c., referred to as BAT, and Reynolds American Inc., referred to as RAI, have entered into an Agreement and Plan of Merger, dated as of January 16, 2017, as it and the plan of merger contained therein may be amended from time to time, referred to as the merger agreement, under which an indirect, wholly owned subsidiary of BAT will be merged with and into RAI, and RAI will continue as the surviving corporation in the merger and an indirect, wholly owned subsidiary of BAT, referred to as the merger. If the merger is completed, RAI shareholders (other than BAT and its subsidiaries and excluded holders, as defined in the accompanying proxy statement/prospectus) will receive, in exchange for each share of RAI common stock owned immediately prior to the merger, (1) a number of BAT American Depositary Shares, referred to as BAT ADSs, representing 0.5260 of a BAT ordinary share plus (2) $29.44 in cash, without interest, collectively referred to as the merger consideration. Based on the number of shares of RAI common stock outstanding as of March 10, 2017, the number of BAT ordinary shares outstanding as of March 16, 2017 and the total number of shares of RAI common stock issuable under outstanding RAI equity awards that are expected to be settled for BAT ADSs in connection with the merger, former RAI shareholders (other than BAT and its subsidiaries) will own approximately 19% of BAT’s share capital. The currently outstanding BAT ADSs have unlisted trading privileges on the New York Stock Exchange MKT, referred to as the NYSE MKT, where they trade under the trading symbol “BTI” (but, at or prior to the completion of the merger, all BAT ADSs will be listed on the New York Stock Exchange, referred to as the NYSE, for trading under the symbol “BTI”), and the shares of RAI common stock are currently listed on the NYSE, under the trading symbol “RAI.”

RAI will hold a special meeting of its shareholders to vote on certain matters in connection with the merger. Attendance at the special meeting will be limited as more fully described in the accompanying proxy statement/prospectus. Admittance tickets will be required for the special meeting.

RAI shareholders are cordially invited to attend the special meeting of RAI shareholders. The special meeting will be held at [●] (Eastern Time), on [●], 2017, in the Reynolds American Plaza Building Auditorium at RAI’s corporate offices, 401 North Main Street, Winston-Salem, North Carolina 27101. At the special meeting, RAI shareholders will be asked to approve the merger agreement, including the plan of merger contained therein. In addition, RAI shareholders will be asked to approve, on a non-binding, advisory basis, the compensation payments that will or may be paid by RAI or BAT to RAI’s named executive officers and that are based on or otherwise relate to the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable, referred to as the transaction-related named executive officer compensation, and to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

The exchange of the merger consideration for RAI common stock in the merger generally will be a taxable transaction to U.S. holders (as defined in “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes and may also be taxable under state, local and non-U.S. income and other tax laws. We encourage RAI shareholders to carefully review the information under “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences” beginning on page [●] of the accompanying proxy statement/prospectus for a description of material U.S. federal income tax consequences of the merger.

We cannot complete the merger without the approval of the merger agreement by RAI shareholders, including approval by holders of a majority of the outstanding shares of RAI common stock entitled to vote and present (in person or by proxy) and voting at the special meeting that are not owned by BAT or its subsidiaries or RAI’s subsidiaries. The Series B preferred stock of RAI, all of which is owned by a wholly owned subsidiary of RAI, is not entitled to vote. It is important that your shares of RAI common stock be represented and voted regardless of the size of your holdings. Whether or not you plan to attend the special meeting, we urge you to submit a proxy to have your shares of RAI common stock voted in advance of the special meeting by using one of the methods described in the accompanying proxy statement/prospectus.

RAI, BAT and Brown & Williamson Holdings, Inc., a Delaware corporation and indirect, wholly owned subsidiary of BAT, referred to as B&W, are parties to a governance agreement pursuant to which entry into the transactions contemplated by the merger agreement, including the merger, requires the approval of a majority of the independent directors of RAI other than directors designated for nomination by B&W. In furtherance of this requirement, on October 28, 2016, the RAI board of directors appointed a transaction committee, consisting of all of the independent directors of RAI at that time other than directors designated for nomination by B&W, referred to as the Transaction Committee, to review and evaluate the merger and RAI’s other available strategic alternatives. Following extensive arms-length negotiations with BAT, the Transaction Committee unanimously approved, adopted and authorized the merger agreement and determined that the merger is fair to and in the best interests of RAI and its shareholders (other than BAT and its affiliates) and recommended that the RAI board of directors approve, adopt and authorize the merger agreement, including the merger and the other transactions contemplated thereby.

The RAI board of directors recommends that RAI shareholders vote “FOR” the approval of the merger agreement, “FOR” the approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation and “FOR” the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

The accompanying proxy statement/prospectus provides important information regarding the special meeting and a detailed description of the merger agreement, the merger and the matters to be presented at the special meeting. We urge you to read the accompanying proxy statement/prospectus, including all documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. Please pay particular attention to “Risk Factors” beginning on page [●] of the accompanying proxy statement/prospectus.

We hope to see you at the special meeting and look forward to the successful completion of the merger.

Sincerely,

Susan M. Cameron
Chairman of the Board
Reynolds American Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the transactions described in the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [●], 2017, and is first being mailed to RAI shareholders on or about [●], 2017.

REYNOLDS AMERICAN INC.

401 North Main Street

P.O. Box 2990

Winston-Salem, North Carolina 27102-2990

Notice of Special Meeting of Shareholders

To be Held on [●], 2017

[●], 2017

To the shareholders of Reynolds American Inc.:

A special meeting of shareholders of Reynolds American Inc., a North Carolina corporation, referred to as RAI, will be held at [●] (Eastern Time), on [●], 2017, in the Reynolds American Plaza Building Auditorium at RAI’s corporate offices, 401 North Main Street, Winston-Salem, North Carolina 27101. At the special meeting, shareholders will be asked to take action:

•	to approve the Agreement and Plan of Merger, dated as of January 16, 2017, as it and the plan of merger contained therein may be amended from time to time, referred to as the merger agreement (a copy of which is attached as Annex A to the accompanying proxy statement/prospectus), by and among RAI, British American Tobacco p.l.c., a public limited company incorporated under the laws of England and Wales, referred to as BAT, BATUS Holdings Inc., a Delaware corporation and indirect, wholly owned subsidiary of BAT, and Flight Acquisition Corporation, a North Carolina corporation and indirect, wholly owned subsidiary of BAT, referred to as Merger Sub, pursuant to which Merger Sub will be merged with and into RAI, and RAI will continue as the surviving corporation in the merger and an indirect, wholly owned subsidiary of BAT, which transaction is referred to as the merger;

•	to approve, on a non-binding, advisory basis, the compensation payments that will or may be paid by RAI or BAT to RAI’s named executive officers and that are based on or otherwise relate to the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable, referred to as the transaction-related named executive officer compensation; and

•	to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

RAI will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof. Please refer to the accompanying proxy statement/prospectus for further information with respect to the business to be transacted at the special meeting.

The RAI board of directors has fixed 5:00 p.m. (Eastern Time) on [●], 2017 as the record date for the special meeting, referred to as the RAI record date. Only holders of RAI common stock as of the RAI record date are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof.

Attendance at the special meeting will be limited to holders of RAI common stock as of the RAI record date and to pre-approved guests of RAI, as more fully described under “Special Meeting—Date, Time and Location” beginning on page [●] of the accompanying proxy statement/prospectus. Admittance tickets will be required. If you are a holder of RAI common stock and plan to attend, you MUST pre-register for the special meeting and request an admittance ticket no later than [●], 2017, by writing to the Office of the Secretary, Reynolds American Inc., P.O. Box 2990, Winston-Salem, North Carolina 27102-2990. If your shares of RAI common stock are not registered in your own name, evidence of your stock ownership as of [●], 2017, must accompany your letter. You can obtain this evidence from your broker, bank, trust company or other nominee or intermediary, referred to as a nominee or intermediary, typically in the form of your most recent monthly statement. An admittance ticket will be held in your name at the registration desk, not mailed to you in advance of the special meeting. Proper identification will be required to obtain your admittance ticket at the special meeting.

We anticipate that a large number of shareholders may attend the special meeting. Seating is limited, so we suggest that you arrive early. The auditorium will open at [●] (Eastern Time).

Under North Carolina law, approval of the merger agreement requires the affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of RAI capital stock entitled to vote as of the RAI record date. The Series B preferred stock of RAI, all of which is owned by a wholly owned subsidiary of RAI, is not entitled to vote. In addition, pursuant to a provision of the merger agreement that cannot be waived, approval of the merger agreement also requires the affirmative vote of holders of a majority of the outstanding shares of RAI common stock entitled to vote as of the RAI record date and present (in person or by proxy) and voting at the special meeting that are not owned by BAT or any of its subsidiaries, collectively referred to as the BAT Group, or any of RAI’s subsidiaries. The approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation, and the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement, require the affirmative vote of holders of a majority of the outstanding shares of RAI common stock entitled to vote as of the RAI record date and present (in person or by proxy) and voting on such proposal at the special meeting.

Under North Carolina law, holders of shares of RAI common stock on the RAI record date are entitled to statutory appraisal rights in connection with the transactions contemplated by the merger agreement. This means that if you are such a holder and you comply with the requirements of Article 13 of the North Carolina Business Corporation Act, you are entitled to the “fair value” (as determined pursuant to Article 13 of the North Carolina Business Corporation Act) of your shares of RAI common stock (which amount may be more than, less than or the same as the merger consideration) and to receive payment thereof instead of receiving the merger consideration, as defined in the accompanying proxy statement/prospectus. This right is explained more fully in the accompanying proxy statement/prospectus. The procedures required to assert and perfect your statutory appraisal rights are summarized under “Appraisal Rights” beginning on page [●] of the accompanying proxy statement/prospectus. In addition, the text of the applicable provisions of North Carolina law is included as Annex E to the accompanying proxy statement/prospectus. Failure to strictly comply with these provisions will result in a loss of the right of appraisal, and we encourage you to read the statute carefully and to consult with legal counsel if you desire to assert your appraisal rights. A copy of RAI’s audited consolidated financial statements as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 (together with the report of RAI’s independent registered public accounting firm regarding such statements) contained in RAI’s Annual Report on Form 10-K for the year ended December 31, 2016, is attached as Annex G to the accompanying proxy statement/prospectus.

RAI, BAT and Brown & Williamson Holdings, Inc., a Delaware corporation and indirect, wholly owned subsidiary of BAT, referred to as B&W, are parties to a governance agreement pursuant to which entry into the transactions contemplated by the merger agreement, including the merger, requires the approval of a majority of the independent directors of RAI other than directors designated for nomination by B&W. In furtherance of this requirement, on October 28, 2016, the RAI board of directors appointed a transaction committee, consisting of all of the independent directors of RAI at that time other than directors designated for nomination by B&W, referred to as the Transaction Committee, to review and evaluate the merger and RAI’s other available strategic alternatives. Following extensive arms-length negotiations with BAT, the Transaction Committee unanimously approved, adopted and authorized the merger agreement, determined that the merger is fair to and in the best interests of RAI and its shareholders (other than BAT and its affiliates) and recommended that the RAI board of directors approve, adopt and authorize the merger agreement and the transactions contemplated thereby.

After consideration and consultation with its advisors and having received the unanimous approval and recommendation of the Transaction Committee, the RAI board of directors (other than Mr. Abelman and Mr. Oberlander, who recused themselves from all discussion and consideration of the merger) (1) adopted the merger agreement, including the merger and the other transactions contemplated thereby, (2) determined that the terms of the merger and the other transactions contemplated thereby are fair to and in the best interests of RAI and its shareholders (other than BAT and its affiliates), (3) recommended that RAI shareholders approve the merger agreement and (4) declared that the merger agreement and the merger are advisable.

The RAI board of directors recommends that RAI shareholders vote “FOR” the approval of the merger agreement, “FOR” the approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement. The approval of the merger agreement by RAI shareholders, including approval by holders of a majority of the outstanding shares of RAI common stock entitled to vote and present (in person or by proxy) and voting at the special meeting that are not owned by the BAT Group or RAI’s subsidiaries, is a condition to the obligations of BAT and RAI to complete the merger. The approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation is not a condition to the obligations of BAT or RAI to complete the merger. The approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement also is not a condition to the obligations of BAT or RAI to complete the merger.

Your vote is very important. Whether or not you expect to attend the special meeting in person, we urge you to submit a proxy as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on the enclosed proxy card or (3) marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the special meeting. If your shares are held in the name of a nominee or intermediary, please follow the instructions on the voting instruction card furnished by the record holder. For participants in RAI’s benefit plans, the proxy card will serve as voting instructions for the trustee or custodian of the relevant benefit plan.

We urge you to read the accompanying proxy statement/prospectus, including all documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. In particular, see “Risk Factors” beginning on page [●] of the accompanying proxy statement/prospectus. If you have any questions concerning the merger, the merger agreement, the non-binding, advisory vote on the transaction-related named executive officer compensation, the vote to adjourn the special meeting if necessary or appropriate, the special meeting or the accompanying proxy statement/prospectus, or if you would like additional copies of the accompanying proxy statement/prospectus (at no charge) or need help submitting a proxy to have your shares of RAI common stock voted, please contact RAI’s proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Telephone Toll-Free: (800) 322-2885

Telephone Call Collect: (212) 929-5500

Email: proxy@mackenziepartners.com

By Order of the Board of Directors,

McDara P. Folan, III
Secretary

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates important business and financial information about RAI from documents that are not included in or delivered with the accompanying proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference into the accompanying proxy statement/prospectus (other than certain exhibits or schedules to these documents) by requesting them in writing, or by email or telephone, from RAI at the following addresses and telephone number:

Reynolds American Inc. P.O. Box 2990 Winston-Salem, North Carolina 27102-2990 Attention: Investor Relations Email: raiinvestorrelations@reynoldsamerican.com Telephone: (336) 741-2000

In addition, if you have any questions concerning the merger, the merger agreement, the non-binding, advisory vote on the transaction-related named executive officer compensation, the vote to adjourn the special meeting if necessary or appropriate, the special meeting or the accompanying proxy statement/prospectus, or if you would like additional copies of the accompanying proxy statement/prospectus (at no charge) or need help submitting a proxy to have your shares of RAI common stock voted, please contact MacKenzie Partners, Inc., RAI’s proxy solicitor, toll-free at (800) 322-2885 or collect at (212) 929-5500. You will not be charged for any of these documents.

If you would like to request documents, please do so no later than five business days before the date of the special meeting of shareholders (which is [●], 2017) to receive them before the special meeting.

See “Where You Can Find More Information” beginning on page [●] of the accompanying proxy statement/prospectus for further information.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of the registration statement on Form F-4 filed by BAT with the U.S. Securities and Exchange Commission, constitutes a prospectus of BAT under Section 5 of the Securities Act of 1933, as amended, with respect to the BAT ordinary shares (which will be represented by BAT ADSs) to be issued to RAI shareholders as the stock portion of the merger consideration. This proxy statement/prospectus also constitutes a proxy statement for RAI under Section 14(a) of the Securities Exchange Act of 1934, as amended. In addition, it constitutes a notice of meeting with respect to the special meeting of RAI shareholders.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated [●], 2017. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such information. The mailing of this proxy statement/prospectus to RAI shareholders shall not create any implication to the contrary.

This proxy statement/prospectus shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this proxy statement/prospectus regarding BAT has been provided by BAT and information contained in this proxy statement/prospectus regarding RAI has been provided by RAI.

This proxy statement/prospectus is not a prospectus published in accordance with the Prospectus Rules made under Part VI of the United Kingdom Financial Services and Markets Act 2000 (as set out in the Financial Conduct Authority Handbook), referred to as the UK Prospectus Rules. BAT intends to publish a prospectus as required by the UK Prospectus Rules, in connection with its proposed issue of BAT ordinary shares, and application for admission to list such shares on the premium listing segment of the Official List of the UKLA and to trading on the main market for listed securities of the LSE. A copy of such prospectus may be obtained at BAT’s website (www.bat.com) following approval by the UKLA. BAT also intends to mail to BAT shareholders a shareholder circular relating to the general meeting of BAT’s shareholders to be held for the purpose of obtaining the approval of holders of BAT ordinary shares of the merger agreement and the applicable transactions contemplated thereby, and authorization for directors of BAT to allot and issue the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration. The web address of BAT has been included as an inactive textual reference only. The BAT prospectus, circular and website are not incorporated by reference into, and do not form a part of, this proxy statement/prospectus.

Unless otherwise indicated or as the context otherwise requires, all references in this proxy statement/prospectus to:

•	“acquisition facility” refer to the term loan facilities agreement, dated as of January 16, 2017, among B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, as original borrowers, BAT, as guarantor, HSBC Bank plc, as agent, HSBC Bank USA, National Association, as U.S. agent and the lenders and financial institutions party thereto, providing for unsecured and unsubordinated term loan facilities in an aggregate principal amount of up to $25.0 billion for the purpose of financing the merger, paying related taxes, fees, costs and expenses and refinancing an existing revolving credit facility of RAI;

•	“ADRs” refer to American depositary receipts that evidence ADSs;

•	“ADSs” refer to American depositary shares;

•	“Amended and Restated Omnibus Plan” refer to the Reynolds American Inc. Amended and Restated 2009 Omnibus Incentive Compensation Plan;

•	“B&W” refer to Brown & Williamson Holdings, Inc., f/k/a Brown & Williamson Tobacco Corporation, a Delaware corporation and indirect, wholly owned subsidiary of BAT;

•	“B&W business combination” refer to the combination of the U.S. assets, liabilities and operations, other than certain specified assets and liabilities, of BAT’s wholly owned subsidiary, B&W, with RJR Tobacco Company in July 2004;

•	“BAT” refer to British American Tobacco p.l.c., a public limited company incorporated under the laws of England and Wales;

•	“BAT ADSs” refer to BAT’s American depositary shares, each of which represents one BAT ordinary share and may be evidenced by ADRs;

•	“BAT ADS ratio change” refer to the change from each BAT ADS representing two BAT ordinary shares to each BAT ADS representing one BAT ordinary share as of February 14, 2017;

•	“BAT board of directors” refer to the board of directors of BAT;

•	“BAT circular” refer to the shareholder circular relating to the general meeting of BAT’s shareholders to be held for the purpose of obtaining the approval of holders of BAT ordinary shares of the merger agreement and the applicable transactions contemplated thereby, and authorization for directors of BAT to allot and issue the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration, in each case on a poll by the holders of not less than a majority of BAT ordinary shares, present in person or by proxy who are entitled to vote at such BAT general meeting;

•	“BATGET” refer to the BAT Group Employee Trust;

•	“BAT Group” refer collectively to BAT and its subsidiaries;

•	“BAT Group management board” refer to the members of the management board of the BAT Group as described in “Business of BAT—Directors and Management Board—BAT Group Management Board” beginning on page [●] of this proxy statement/prospectus;

•	“BAT ordinary shares” refer to ordinary shares, nominal value 25 pence per share, of BAT;

•	“BAT parties” refer to BAT, Louisville, B&W, BATUS and Merger Sub;

•	“BAT pension fund” refer to the British American Tobacco p.l.c. Pension Fund;

•	“BAT prospectus” refer to the BAT prospectus relating to the admission of the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration to the premium listing segment of the Official List of the UKLA and to trading on the main market for listed securities of the LSE;

•	“BAT shareholder approval” refer to the approval of holders of BAT ordinary shares of the merger agreement and the applicable transactions contemplated thereby as a Class 1 transaction and authorization for directors of BAT to allot and issue the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration, in each case, on a poll by the holders of not less than a majority of BAT ordinary shares, present in person or by proxy who are entitled to vote at the BAT shareholders’ meeting;

•	“BATUS” refer to BATUS Holdings Inc.;

•	“cash-out RSU” refer to each RAI RSU and each RAI performance share, in each case, that was granted prior to the date of the merger agreement, other than RAI retention RSUs;

•

“cash in lieu of fractional BAT ADSs” refer to the cash payment that holders of RAI common stock are entitled to receive in lieu of fractional BAT ADSs. Under the terms of the merger agreement such cash payment equals the product obtained by multiplying (1) the amount of the net proceeds (less any commissions, transfer taxes and out-of-pocket costs and expenses of the exchange agent) from the sale on the NYSE of the excess of (a) the aggregate number of BAT ADSs (rounded up to the nearest whole number) to be issued as the stock portion of the merger consideration over (b) the aggregate whole number of BAT ADSs to be distributed to holders of shares of RAI common stock by (2) a fraction, the numerator of which is the amount of the fractional BAT ADSs to which such holder of shares of RAI common stock is entitled (after taking into account all shares of RAI common stock exchanged by such holder) and the denominator of which is the aggregate amount of fractional BAT ADSs to which all applicable holders of RAI common stock are entitled;

•	“Centerview” refer to Centerview Partners UK LLP;

•	“Class 1 transaction” refer to a transaction for a listed company, the size of which results in a 25% threshold being reached under any one of the class tests set out in the UK Listing Rules;

•	“Code” refer to the U.S. Internal Revenue Code of 1986, as amended;

•	“combined company” refer to the BAT Group after the completion of the merger;

•	“completion date” refer to the completion date of the merger;

•	“continuing employee” refer to employees of the RAI Group that are employees of the BAT Group (including RAI and its subsidiaries) following the completion of the merger;

•	“DCP” refer to the Deferred Compensation Plan for Directors of Reynolds American Inc.;

•	“depositary bank” refer to Citibank, N.A., as depositary bank for the BAT ADSs;

•	“deposit agreement” refer to the Amended and Restated Deposit Agreement, dated as of December 1, 2008, and amended as of February 14, 2017, and as further amended from time to time, among BAT, Citibank, N.A., as depositary bank, and all holders and beneficial owners from time to time of BAT ADSs issued thereunder;

•	“Deutsche Bank” refer to Deutsche Bank AG, London Branch;

•	“Divestiture” refer to the acquisition by a wholly owned subsidiary, n/k/a ITG Brands, LLC, of Imperial Brands, PLC, f/k/a Imperial Tobacco Group, PLC, on June 12, 2015, of certain assets (1) owned by RAI subsidiaries or affiliates relating to the cigarette brands WINSTON, KOOL and SALEM, and (2) owned by Lorillard subsidiaries or affiliates relating to the cigarette brand MAVERICK and the “e-vapor” brand BLU (including SKYCIG), as well as Lorillard’s owned and leased real property, and certain transferred employees, together with associated liabilities;

•	“DOJ” refer to the U.S. Department of Justice;

•	“DSBS” refer to the British American Tobacco p.l.c. Deferred Annual Share Bonus Scheme;

•	“EIAP” refer to the Equity Incentive Award Plan for directors of Reynolds American Inc.;

•	“ESP” refer to the Reynolds American Inc. Executive Severance Plan;

•	“EURIBOR” refer to Euro Interbank Offered Rate;

•	“EV” refer to enterprise value;

•	“Exchange Act” refer to the U.S. Securities Exchange Act of 1934, as amended;

•	“exchange agent” refer to Citibank, N.A., as exchange agent for the merger;

•	“excluded holders” refer to holders of shares of RAI common stock who have not voted, or caused or permitted to be voted, any shares of RAI common stock in favor of the approval of the merger agreement at the special meeting and who have properly asserted (and not lost or effectively withdrawn) their rights of appraisal in accordance with Article 13 of NCBCA (however, in the case of the RAI Savings Plan and the Puerto Rico SIP, the trustee of the RAI Savings Plan and the custodian of the Puerto Rico SIP shall be treated as excluded holders with respect to shares of RAI common stock as to which such trustee or custodian has exercised appraisal rights even though such trustee or custodian may have voted other shares in the applicable plan in favor of approval of the merger agreement);

•	“FDA” refer to the U.S. Food and Drug Administration;

•	“FCA” refer to the UK Financial Conduct Authority;

•	“FII GLO” refer to Franked Investment Income Group Litigation Order;

•	“foreign private issuer” refer to a foreign company that qualifies as a “foreign private issuer” as defined in Rule 3b-4(c) of the Exchange Act and Rule 405 of the Securities Act—a company ceases to be a “foreign private issuer” at such time as more than 50% of its outstanding voting securities are directly or indirectly held of record by U.S. residents and any of the following circumstances applies: (1) the majority of its executive officers or directors are U.S. citizens or residents, (2) more than 50% of its assets are located in the United States or (3) its business is administered principally in the United States;

•	“FSMA” refer to the UK Financial Services Market Act 2000;

•	“FTC” refer to the U.S. Federal Trade Commission;

•	“FTSE” refer to Financial Times Stock Exchange;

•	“global drive brands” refer to DUNHILL, KENT, LUCKY STRIKE, PALL MALL and ROTHMANS, collectively;

•	“governance agreement” refer to the governance agreement, dated as of July 30, 2004, as amended, among RAI, BAT and B&W;

•	“Goldman Sachs” refer to Goldman, Sachs & Co.;

•	“HSR Act” refer to the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	“HM Revenue & Customs” refer to Her Majesty’s Revenue and Customs of the United Kingdom;

•	“IEIS” refer to the British American Tobacco p.l.c. International Executive Incentive Scheme;

•	“IFRS” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“IFRS (EU)” refer to International Financial Reporting Standards as adopted by the European Union;

•	“J.P. Morgan” refer to J.P. Morgan Securities LLC;

•	“JSE” refer to Johannesburg Stock Exchange;

•	“Lazard” refer to Lazard Frères & Co. LLC;

•	“LIBOR” refer to London Interbank Offered Rate;

•	“Louisville” refer to Louisville Securities Limited, a private limited company incorporated under the laws of England and Wales and an indirect, wholly owned subsidiary of BAT;

•	“Lorillard” refer to Lorillard, LLC, a Delaware limited liability company and a wholly owned subsidiary of RAI, f/k/a Lorillard, Inc., a Delaware corporation;

•	“Lorillard merger” refer to the acquisition by RAI of Lorillard on June 12, 2015, in a cash and stock transaction;

•	“LSE” refer to London Stock Exchange plc;

•	“LTIP” refer to the applicable British American Tobacco p.l.c. Long-Term Incentive Plan;

•	“Key Markets” refer to Americas, Western Europe, Eastern Europe, Middle East, Asia and Asia-Pacific;

•	“key strategic brands” refer to STATE EXPRESS 555 and SHUANG XI;

•	“menthol regulatory action” refer to any law, judgment or action enacted, promulgated, proposed or threatened by the FDA or any other governmental entity that could have the effect of banning or materially restricting the use of menthol in any product sold or distributed by RAI or BAT or any of their respective subsidiaries;

•	“merger” refer to the merger of Merger Sub with and into RAI; as a result of the merger, the separate corporate existence of Merger Sub will cease, and RAI will continue as the surviving corporation in the merger and an indirect, wholly owned subsidiary of BAT. Upon the completion of the merger, all of the title to all real estate and other property owned by each of RAI and Merger Sub will vest in RAI as the surviving corporation, and all liabilities of RAI and Merger Sub will become the liabilities of RAI as the surviving corporation;

•	“merger agreement” refer to the Agreement and Plan of Merger, dated as of January 16, 2017, as it and the plan of merger contained therein may be amended from time to time, among BAT, BATUS, RAI and Merger Sub, a copy of which is attached as Annex A to this proxy statement/prospectus;

•	“merger consideration” refer to the consideration, per share of RAI common stock, to be received in the merger by RAI shareholders (other than the BAT Group and excluded holders), consisting of:

•	a number of BAT ADSs representing 0.5260 of a BAT ordinary share (the “stock portion of the merger consideration”), plus

•	$29.44 in cash, without interest (the “cash portion of the merger consideration”);

•	“Merger Sub” refer to Flight Acquisition Corporation, a North Carolina corporation and an indirect, wholly owned subsidiary of BAT;

•	“MSA” refer to the Master Settlement Agreement, dated as of November 23, 1998, among 46 U.S. states, the District of Columbia and five U.S. territories listed on the signature pages thereto, Philip Morris Incorporated, RJR Tobacco Company, B&W, Lorillard Tobacco Company, LLC, f/k/a Lorillard Tobacco Company, and various subsequent participating manufacturers listed on the National Association of Attorneys General’s list of “Participating Manufacturers,” as amended, supplemented or replaced;

•	“NCBCA” refer to the North Carolina Business Corporation Act;

•	“next generation products” refer, in relation to BAT’s view of such products, to any tobacco or nicotine product developed to offer adult tobacco consumers potentially less risky alternatives to smoking conventional cigarettes and include (1) vapor products (such as e-cigarettes), which are battery powered electronic devices which heat a solution to create a vapor which can be inhaled, and (2) tobacco heating products, which are battery powered electronic devices that operate with specifically designed consumables containing tobacco, to deliver a real tobacco taste and aroma, and, in relation to RAI’s view of such products, to the above-mentioned products as well as (a) any device that employs a chemical reaction or combustible, carbonaceous fuel source for heat generation to produce an aerosol from a physically separate source and (b) products that contain nicotine for therapeutic purposes (such as products characterized as gums, lozenges and inhalers that are intended to be nicotine replacement therapy, referred to as NRT, products, and products characterized as devices that are intended to be used for NRT purposes);

•	“NYSE” refer to the New York Stock Exchange;

•	“NYSE MKT” refer to the NYSE MKT;

•	“Other Directors” refer to the independent directors, as defined in the governance agreement, of RAI (other than any independent directors designated for nomination by B&W), and references to Other Directors comprising the Transaction Committee refer to such independent directors of RAI as of October 28, 2016 and cease to include Thomas C. Wajnert following his retirement from the RAI board of directors effective as of the close of business on December 31, 2016;

•	“PCAOB” refer to the U.S. Public Company Accounting Oversight Board;

•	“plan of merger” refer to the plan of merger contained in the merger agreement;

•	“Puerto Rico SIP” refer to the Puerto Rico Savings & Investment Plan sponsored by RAI;

•	“RAI” refer to Reynolds American Inc., a North Carolina corporation;

•	“RAI-Lorillard merger agreement” refer to the Agreement and Plan of Merger, dated as of July 15, 2014, among Lorillard, RAI and Lantern Acquisition Co., a Delaware corporation and wholly owned subsidiary of RAI;

•	“RAI articles of incorporation” refer to the Restated Articles of Incorporation of RAI, effective as of May 5, 2016;

•	“RAI board of directors” refer to the board of directors of RAI;

•	“RAI bylaws” refer to the Amended and Restated Bylaws of Reynolds American Inc., dated December 1, 2016;

•	“RAI change in control” refer to a “change in control” or “change of control” (or other similar phrase) within the meaning of the RAI severance and equity incentive arrangements;

•	“RAI common stock” refer to RAI common stock, par value $0.0001 per share;

•	“RAI DSU” refer to each RAI deferred stock unit that is payable in shares of RAI common stock or the value of which is determined with reference to the value of shares of RAI common stock;

•	“RAI governance committee” refer to the RAI board of directors’ Corporate Governance and Nominating Committee;

•	“RAI Group” refer collectively to RAI and its subsidiaries;

•	“RAI’s financial advisors” refer to J.P. Morgan and Lazard;

•	“RAI performance share” refer to any RAI performance share award subject to performance-based vesting, payable in shares of RAI common stock;

•	“RAI record date” refer to 5:00 p.m. (Eastern Time) on [●], 2017;

•	“RAI retention RSU” refer to three RAI RSU grants that were made prior to the date of the merger agreement that will be assumed, and will not vest and settle upon the completion of the merger;

•	“RAI RSU” refer to any RAI restricted stock unit award subject solely to time-based vesting and not performance-based vesting (other than performance-based vesting only for purposes of Section 162(m) of the Code), payable in shares of RAI common stock;

•	“RAI Savings Plan” refer to the RAI 401k Savings Plan;

•	“RAI shareholder approvals” refer to (1) the approval of the merger agreement by the affirmative vote of a majority of the outstanding shares of RAI capital stock entitled to vote as of the RAI record date and (2) the unaffiliated shareholder approval;

•	“Remuneration Committee” refer to the Remuneration Committee of the BAT board of directors;

•	“Remuneration Policy” refer to the remuneration policy for BAT directors, as approved at the 2016 annual general meeting of BAT;

•	“RJR Tobacco Company” refer to R. J. Reynolds Tobacco Company, a North Carolina corporation and an indirect, wholly owned subsidiary of RAI;

•	“rollover RSU” refer to each RAI RSU or RAI performance share that, in either case, is not a cash-out RSU;

•	“RSU exchange ratio” refer to the sum of (1) 0.5260 plus (2) the quotient of (a) $29.44 over (b) the closing price of one BAT ADS on the last trading date preceding the completion date as reported on the NYSE MKT;

•	“SEC” refer to the U.S. Securities and Exchange Commission;

•	“Securities Act” refer to the U.S. Securities Act of 1933, as amended;

•	“SFNTC” refer to Santa Fe Natural Tobacco Company, Inc.;

•	“share issuance” refer to the issuance of BAT ordinary shares represented by BAT ADSs to holders of RAI common stock (other than the BAT Group or excluded holders) as the stock portion of the merger consideration;

•	“share repurchase agreement” refer to the Share Repurchase Agreement, dated as of July 25, 2016, as it may be amended from time to time, among B&W, Louisville and RAI;

•	“Sharesave Scheme” refer to the British American Tobacco p.l.c. Sharesave Scheme;

•	“SIP” refer to the British American Tobacco p.l.c. Employee Share Ownership Plan;

•	“special meeting” refer to the special meeting that RAI will hold for its shareholders to vote on certain matters in connection with the merger, and is the meeting to which this proxy statement/prospectus relates;

•	“State Settlement Agreements” refer to the MSA, together with settlement agreements with the states of Mississippi, Florida, Texas and Minnesota;

•	“tobacco litigation” refer to United States v. Philip Morris, et al., No. 99-02496 (D.D.C.), and any other actions or judgments regarding any health or other impacts or alleged health or other impacts, including impacts cognizable under the Racketeer Influenced and Corrupt Organizations Act, from the development, manufacture, distribution, sale, advertising, marketing and/or use of any tobacco product (including products that are derived from tobacco, such as products containing tobacco-derived nicotine), including for the avoidance of doubt any and all actions or judgments regarding the presence of or exposure to smoke from any tobacco product;

•	“Transaction Committee” refer to the special committee formed by the RAI board of directors, initially formed to review and evaluate BAT’s initial October 20, 2016 proposal, the merger and RAI’s other available strategic alternatives consisting of all of the Other Directors as of October 28, 2016, but which ceased to include Thomas C. Wajnert following his retirement from the RAI board of directors effective as of the close of business on December 31, 2016;

•	“transaction-related named executive officer compensation” refer to the compensation payments that will or may be paid by RAI or BAT to RAI’s named executive officers and that are based on or otherwise relate to the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable;

•	“Transaction Committee’s financial advisor” refer to Goldman Sachs;

•	“Treasury” refer to the U.S. Department of the Treasury;

•	“UBS” refer to UBS Limited;

•	“UKLA” refer to the FCA acting in its capacity as the competent authority for the purposes of Part VI of FSMA;

•	“unaffiliated shareholder approval” refer to the approval of the merger agreement by the affirmative vote of a majority of the shares of RAI common stock that are entitled to vote as of the RAI record date and present (in person or by proxy) and voting at the special meeting and that are not owned by the BAT Group or any of RAI’s subsidiaries;

•	“Unaffiliated Shareholders” refer to the holders of RAI common stock other than the BAT Group;

•	“UK Regulations” refer to the Large and Medium-size Companies and Group (Accounts and Reports) (Amendment) Regulations 2013;

•	“U.S. GAAP” refer to U.S. Generally Accepted Accounting Principles; and

•	“UURBS” refer to the unfunded approved retirement benefit scheme sponsored by BAT.

All brands, unless otherwise noted, referred to herein are trademarks owned or licensed by the BAT Group or the RAI Group, as applicable.

When used in describing aspects of the BAT Group’s business, reference to volume is an unaudited operating measure and is calculated as the total global cigarette volume of the BAT Group’s brands sold by its subsidiaries.

References to the price of the BAT ADSs prior to February 14, 2017 are adjusted to give effect to the BAT ADS ratio change unless otherwise indicated.

References to “ton” refer to metric tonnes.

Presentation of Financial Information

This proxy statement/prospectus contains or is accompanied by:

•	the unaudited consolidated financial statements of BAT for the year ended December 31, 2014, prepared on the basis of IFRS;

•	the audited consolidated financial statements of BAT as of December 31, 2016 and 2015 and for each of the years in the two-year period ended December 31, 2016, prepared on the basis of IFRS (together with the unaudited consolidated financial statements of BAT for the year ended December 31, 2014, referred to in this proxy statement/prospectus as the BAT Group’s consolidated financial statements); and

•	the audited consolidated financial statements of RAI as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016, prepared on the basis of U.S. GAAP (referred to in this proxy statement/prospectus as the RAI Group’s consolidated financial statements).

Unless indicated otherwise, financial data presented in this proxy statement/prospectus has been taken from the BAT Group’s consolidated financial statements and the RAI Group’s consolidated financial statements included in and attached to, respectively, this proxy statement/prospectus.

BAT’s financial statements for 2014, which were prepared in accordance with IFRS (EU), are included on BAT’s website and can be found at http://www.bat.com/bat2014financials. These financial statements start on page 121 and the audit report can be found on page 120. These financial statements, which were prepared in accordance with IFRS (EU), are the same as those that would be prepared using IFRS (IASB). They were audited by PricewaterhouseCoopers LLP, referred to as PwC, in accordance with International Standards on Auditing (UK and Ireland). PwC issued its report on those statements on February 25, 2015. At the time its report was issued, PwC was independent under the Financial Reporting Council’s Ethical Standards and the International Ethics Standards Board for Accountants’ Code of Ethics. PwC is no longer independent under such standards. Accordingly, PwC could neither issue nor consent to the issuance of an audit report on the financial statements of BAT for 2014. These financial statements and the audit report thereon, included on BAT’s website, are not incorporated by reference into this proxy statement/prospectus and should not be considered to be part of this proxy statement/prospectus.

This proxy statement/prospectus also contains the unaudited pro forma condensed combined financial information of BAT as of and for the year ended December 31, 2016 after giving effect to the merger, referred to in this proxy statement/prospectus as Pro Forma Financial Information. See “BAT Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [●] of this proxy statement/prospectus.

The financial information set forth in this proxy statement/prospectus has been rounded for ease of presentation. Accordingly, in certain cases, the sum of the numbers in a column in a table may not conform to the total figure given for that column.

For additional information on the presentation of financial information in this proxy statement/prospectus, see the BAT Group’s consolidated financial statements beginning on page FIN-1 of this proxy statement/prospectus and the RAI Group’s audited consolidated financial statements, attached as Annex G of this proxy statement/prospectus.

Exchange Rates

BAT publishes its consolidated financial statements in pounds sterling, while RAI publishes its consolidated financial statements in U.S. dollars. In this proxy statement/prospectus, references to “$,” “U.S. dollars” or “USD” are to the lawful currency of the United States of America, references to “£,” “pounds sterling,” “pence” or “GBP” are to the lawful currency of the United Kingdom, references to “Cdn$” and “Canadian dollars” are to the lawful currency of Canada, references to “€” or “euro” are to the single currency adopted by participating member states of the European Union, referred to as the EU, relating to Economic and Monetary Union, references to “Swiss franc” and “CHF” are to the lawful currency of Switzerland, references to “R$” and “Brazilian real” are to the lawful currency of Brazil, references to “South African rand” are to the lawful currency of South Africa and references to “Korean Won” are to the lawful currency of South Korea.

References to the “Sterling-Dollar exchange rate” refer to the pound sterling—U.S. dollar exchange rate as quoted by the Bloomberg Composite Rate on such date at the time of LSE market close, except (1) in relation to October 20, 2016 where it refers to the pound sterling—U.S. dollar exchange rate as quoted by the Bloomberg Composite Rate on such date at 9:00 p.m. UK time and (2) where another time is specified, in which case it refers to the pound sterling—U.S. dollar exchange rate as quoted by the Bloomberg Composite Rate on such date at such specified time.

The following table sets forth the high and low noon buying rates of each month of the last six months, as certified for customs purposes by the Federal Reserve Bank of New York, for the pound sterling expressed in U.S. dollars per pound sterling.

Period	High	Low
September 2016	1.3429	1.2959
October 2016	1.2840	1.2155
November 2016	1.2546	1.2218
December 2016	1.2708	1.2222
January 2017	1.2620	1.2118
February 2017	1.2643	1.2427

The following table sets forth for each year the average of the noon buying rates on the last business day of each month of that year, as certified for customs purposes by the Federal Reserve Bank of New York, for the pound sterling expressed in U.S. dollars per pound sterling for each of the five most recent fiscal years.

Period	Average
Year ended December 31, 2012	1.5924
Year ended December 31, 2013	1.5668
Year ended December 31, 2014	1.6461
Year ended December 31, 2015	1.5250
Year ended December 31, 2016	1.3444

On March 10, 2017 the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.2158.

The rates presented above may differ from the actual rates used in preparation of financial information appearing in this proxy statement/prospectus. The presentation of such rates is not meant to suggest that the U.S. dollar amounts actually represent the pound sterling amounts or that such amounts could have been converted to U.S. dollars at any particular rate.

Industry Data

References to market share are the BAT Group’s estimates based on the latest available data from a number of internal and external sources.

United States industry shipment volume data that appear in this proxy statement/prospectus have been obtained from Management Science Associates, Inc., referred to as MSAi. United States retail share of market data that appear in this proxy statement/prospectus were collected by SymphonyIRIGroup, Inc. and Capstone Research Inc., and were processed and managed by MSAi. These organizations are the primary source of volume and market share data relating to the United States tobacco industry. This information is included in this proxy statement/prospectus because it is used primarily as an indicator of the relative performance of industry participants, brands and market trends. All United States market share results that appear, except as noted otherwise, in this document are based on U.S. cigarette (or smokeless tobacco products, as applicable) shipments to retail outlets, referred to as STR data, based on information submitted by wholesale locations and processed and managed by MSAi. However, you should not rely on the STR data reported by MSAi as being a precise measurement of actual market share as the shipments to retail outlets do not reflect actual consumer sales and do not track all volume and trade channels. Accordingly, the STR data of the U.S. tobacco industry as reported by MSAi may overstate or understate actual market share. Moreover, you should be aware that in a product market experiencing overall declining consumption, a particular product can experience increasing market share relative to competing products, yet still be subject to declining consumption volumes.

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this proxy statement/prospectus and in documents incorporated by reference into this proxy statement/prospectus regarding the merger, the expected timetable for the merger, the benefits and synergies of the merger, future opportunities for the combined company and any other statements regarding BAT’s, RAI’s or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “positioned,” “potential,” “predict,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this proxy statement/prospectus. Among the key factors that could cause the failure of the merger to be completed or, if completed, that could have an adverse effect on the results of operations, cash flows and financial position of the combined company and any anticipated benefits of the merger, and that could cause actual results to differ materially from those projected in the forward-looking statements, are:

•	the conditions to the completion of the merger, including the failure to obtain necessary shareholder approvals from BAT and RAI shareholders;

•	the obligation to complete the merger whether or not financing is available or on terms acceptable to BAT;

•	the obligation to complete the merger despite any tobacco litigation;

•	the obligation to complete the merger despite any menthol regulatory action;

•	the outcome of pending or potential litigation, including tobacco litigation and litigation relating to the merger;

•	the uncertainty of the value of the merger consideration that RAI shareholders will receive in the merger due to a fixed exchange ratio and fluctuations in the price of BAT ADSs;

•	RAI’s directors and executive officers having interests in the merger that are different from, or in addition to, the interests of RAI shareholders generally;

•	the effect of restrictions placed on BAT’s or RAI’s business activities, including RAI’s ability to pursue alternatives to the merger;

•	disruption resulting from the merger, including the diversion of BAT’s and RAI’s management’s attention from ongoing business concerns;

•	the indebtedness the BAT Group will incur in connection with the merger, which may result in a reduction of the BAT Group’s credit rating;

•	the possibility that actual results of operations, cash flows and financial position of the combined company will materially differ from the Pro Forma Financial Information;

•	the failure of BAT to successfully integrate RAI into its business and to realize projected synergies and other benefits from the merger;

•	the incurrence of significant pre- and post-transaction costs in connection with the merger;

•	increases in pension and postretirement expense;

•	fluctuation in the market price of RAI common stock, BAT ADSs and BAT ordinary shares;

•	changes in the foreign exchange rates;

•	risks relating to government regulations or actions adversely affecting BAT’s or RAI’s business, including BAT becoming subject to substantial and increasing U.S. regulations, in particular in relation to the use of menthol in tobacco products, including by virtue of BAT’s increased ownership in RAI;

•	competitive actions and pricing pressures in the marketplace, including competition from illicit sources;

•	limitations on advertising and marketing of tobacco products;

•	changes in tax laws and regulations or the interpretation of such tax laws and regulations by governmental authorities;

•	economic, regulatory and geopolitical risks inherent in BAT’s global operations;

•	the continuing decline in U.S. cigarette consumption, or the overall consumption of legitimate tobacco products or the transition of adult tobacco consumers away from premium cigarette brands;

•	potentially significant costs in the event of breaches of, or liabilities arising under, health and safety and environmental laws;

•	liquidity, interest rate and counterparty risks;

•	the possibility of not being able to develop, produce or market new products profitably;

•	disruptions in information technology systems;

•	the potential difficulty retaining key employees and maintaining business relationships;

•	termination of licenses to use certain brands and trademarks;

•	intellectual property infringements;

•	fluctuations in the availability, quality and price of raw materials and commodities, including tobacco leaf;

•	interruptions in service from suppliers;

•	the loss of customers;

•	weather conditions and other disasters that affect manufacturing and other facilities of the combined company’s operating subsidiaries;

•	indemnification obligations; and

•	the significant monetary obligations imposed under the State Settlement Agreements.

For a further discussion of these and other risks, contingencies and uncertainties applicable to BAT and RAI, see “Risk Factors” beginning on page [●] of this proxy statement/prospectus and the discussion in RAI’s Annual Report on Form 10-K for the year ended December 31, 2016 and in RAI’s other filings with the SEC incorporated by reference into this proxy statement/prospectus.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of a document incorporated by reference, as applicable. All subsequent written or oral forward-looking statements attributable to BAT or RAI or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section of the proxy statement/prospectus. BAT and RAI are not required to and do not undertake any obligation to update or revise publicly any forward-looking statements or other data or statements contained within this proxy statement/prospectus, whether as a result of new information, future events or otherwise, except as may be required under applicable federal securities law.

i

Service of Process and Enforceability of Civil Liabilities	424
Future Shareholder Proposals	425
Where You Can Find More Information	426
Index to the Financial Statements of BAT and Subsidiaries	FIN-1

ANNEXES
Annex A: Merger Agreement	A-1
Annex B: Opinion of Goldman Sachs	B-1
Annex C: Opinion of J.P. Morgan	C-1
Annex D: Opinion of Lazard	D-1
Annex E: North Carolina Business Corporation Act Article 13	E-1
Annex F: Articles of Association of British American Tobacco p.l.c.	F-1
Annex G: Audited Consolidated Financial Statements of Reynolds American Inc. as of December 31, 2016 and 2015 and for Each of the Years in the Three-Year Period Ended December 31, 2016	G-1

QUESTIONS AND ANSWERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and matters to be addressed at the special meeting. These questions and answers may not address all questions that may be important to RAI shareholders. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire proxy statement/prospectus, including the attached annexes, as well as the documents that have been incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	BAT and RAI have agreed to a merger, pursuant to which RAI will become an indirect, wholly owned subsidiary of BAT and will no longer be an independent, U.S. publicly traded corporation. If the merger is completed, each share of RAI common stock (other than shares of RAI common stock owned by the BAT Group or excluded holders) automatically will be converted into the right to receive the merger consideration, consisting of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share plus (2) $29.44 in cash, without interest.

RAI is holding a special meeting of its shareholders to obtain the shareholder approval necessary to approve the merger agreement. In addition, RAI shareholders will also be asked to approve, on a non-binding, advisory basis, the transaction-related named executive officer compensation and to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement. RAI’s named executive officers are identified under “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers” beginning on page [●] of this proxy statement/prospectus.

This proxy statement/prospectus serves as both a proxy statement of RAI and a prospectus of BAT in connection with the merger.

It is important that your shares of RAI common stock be represented and voted regardless of the size of your holdings. Whether or not you plan to attend the special meeting, we urge you to submit a proxy to have your shares of RAI common stock voted in advance of the special meeting by using one of the methods described in this proxy statement/prospectus.

Q:	What will RAI shareholders receive in the merger?

A:	If the merger is completed, each share of RAI common stock (other than shares of RAI common stock owned by the BAT Group or excluded holders) automatically will be converted into the right to receive the merger consideration, consisting of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share plus (2) $29.44 in cash, without interest. No fractional BAT ADSs will be issued in the merger, and RAI shareholders will receive cash in lieu of fractional BAT ADSs.

Based on the closing price of a BAT ordinary share of £47.63 and the Sterling-Dollar exchange rate of 1.2056, in each case, on January 16, 2017, the last trading day of the BAT ordinary shares before the public announcement of the merger agreement, the merger consideration represented approximately $59.64 in value per share of RAI common stock. Based on the closing price of a BAT ordinary share of £51.92 and the Sterling-Dollar exchange rate of 1.2377, in each case, on March 17, 2017, the most recent practicable trading day prior to the date of this proxy statement/prospectus, the merger consideration represented approximately $63.24 in value for each share of RAI common stock. Because the merger agreement provides for a fixed number of BAT ADSs and BAT ordinary shares underlying those BAT ADSs to be issued as part of the consideration payable in exchange for each share of RAI common stock, the value of the merger consideration that RAI shareholders will receive will depend on the market price of BAT ordinary shares underlying such BAT ADSs and the Sterling-Dollar exchange rate at the time the merger is completed. As a result, the value of the merger consideration that RAI shareholders will receive upon the completion of the merger could be greater than, less than or the same as the value of the merger consideration on the date of this proxy statement/prospectus or at the time of the special meeting.

Q:	Do any of the directors or executive officers of RAI have interests in the merger that may be different from or in addition to the interests of other RAI shareholders?

A:	Some of RAI’s directors and executive officers have interests in the merger that are different from, or in addition to, those of RAI shareholders generally. These interests include:

•	Treatment of Equity Awards. RAI executive officers have been granted RAI RSUs and RAI performance shares. Certain RAI directors hold RAI DSUs. Under the terms of the merger agreement, upon the completion of the merger, (1) each outstanding cash-out RSU will be canceled and converted into the right of the holder to receive the merger consideration for each share of RAI common stock subject thereto, subject to applicable proration, plus any accrued dividend equivalents, in each case, less any required withholding taxes; (2) each outstanding rollover RSU will continue to be subject to substantially the same terms and conditions as were applicable immediately prior to the completion of the merger and will be converted into a restricted stock unit of BAT with respect to a target number of BAT ADSs (rounded down to the nearest whole BAT ADS and with any fractional BAT ADSs settled in cash) equal to the product of (a) the target number of shares of RAI common stock subject to the rollover RSU immediately prior to the completion of the merger and (b) the RSU exchange ratio, subject to adjustment as provided in the merger agreement to prevent dilution; and (3) each outstanding RAI DSU will be canceled and converted into the right of the holder to receive the merger consideration, or another form of payment as may be required by the applicable benefit plan that is equal in value to the merger consideration, for each share of RAI common stock subject thereto, less any required withholding taxes.

•	RAI Change in Control and Termination Benefits. Upon certain terminations of employment, RAI executive officers would have the right to receive severance payments and benefits and a pro-rated 2017 annual bonus payment based on actual performance.

•	Indemnification and Insurance. RAI’s directors and executive officers are entitled to continued indemnification and, for a period of six years following the completion of the merger, insurance coverage through a “tail” directors’ and officers’ liability insurance policy purchased by RAI or BAT.

For a more detailed discussion of these interests, see “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers” beginning on page [●] of this proxy statement/prospectus.

Q:	What is an American depositary share?

A:	An American depositary share, or ADS, represents a specified number of securities of a non-U.S. company deposited with a custodian bank. Each BAT ADS represents one BAT ordinary share. BAT ADSs are issued in book-entry form or are issued in certificated form, in which case they are evidenced by American Depositary Receipts, or ADRs. The BAT ADSs are issued pursuant to the terms of the deposit agreement.

Q:	What are the important differences between a BAT ordinary share and a BAT ADS?

A:	While each BAT ADS represents one BAT ordinary share, there are some differences between these two securities. These differences include:

•	BAT ADSs trade in U.S. dollars, while BAT ordinary shares trade in the pound sterling on the LSE (BAT ordinary shares also trade in South African rand on the JSE);

•	dividends paid in respect of BAT ADSs will be paid in U.S. dollars following conversion from pounds sterling by the depositary bank, while dividends paid in respect of BAT ordinary shares listed on the LSE will be paid in the pound sterling and dividends in respect of BAT ordinary shares listed on the JSE will be paid in South African rand, and as a result certain dividends will be subject to currency fluctuations;

•	dividends paid in respect of BAT ADSs have a payment date which is three business days after that of the payment date of the BAT ordinary shares;

•	cash dividends paid in respect of BAT ADSs will be subject to a fee of up to $0.02 per BAT ADS per year (a fee of $0.01 per dividend based on the distribution of an interim and a final cash dividend per year), which may not be varied by the depositary bank without the consent of BAT, while no such fee is payable by holders of BAT ordinary shares;

•	prior to or at completion of the merger, all BAT ADSs will be listed on the NYSE (the currently outstanding BAT ADSs have unlisted trading privileges on the NYSE MKT) while BAT ordinary shares are listed on the LSE (with a secondary listing on the JSE);

•	holders of BAT ADSs vote the underlying BAT ordinary shares by instructing the depositary bank how to vote the corresponding BAT ordinary shares, while holders of BAT ordinary shares vote directly at any general meetings;

•	certain shareholders’ rights, such as the right to propose resolutions or the right to convene a general meeting, may not be exercised by BAT ADS holders unless they first convert their BAT ADSs into BAT ordinary shares; and

•	holders of BAT ordinary shares are entitled to receive mailed copies of proxy materials and documents from BAT, while, in lieu of distributing such materials, the depositary bank may distribute to holders of BAT ADSs instructions on how to retrieve such materials upon request.

A holder of a BAT ADS may at any time exchange such holder’s BAT ADS for BAT ordinary shares, subject to certain limitations. See “—Can I elect to receive BAT ordinary shares instead of BAT ADSs?”

For a more detailed discussion about BAT ordinary shares and BAT ADSs, see “Description of BAT Ordinary Shares” and “Description of BAT American Depositary Shares” beginning on pages [●] and [●], respectively, of this proxy statement/prospectus.

Q:	Can I sell the BAT ADSs that I receive in the merger?

A:	Yes, so long as there is sufficient market demand for the BAT ADSs. The BAT ADSs being issued in the merger are transferable (subject to applicable restrictions under the U.S. securities laws) and are being registered with the SEC. The currently outstanding BAT ADSs have unlisted trading privileges on the NYSE MKT. However, it is a condition to completion of the merger that the BAT ADSs being issued in the merger be approved for listing on the NYSE, subject to official notice of issuance. Following completion of the merger, there can be no assurance that the BAT ADSs will continue to satisfy the listing requirements of the NYSE or that a trading market in the BAT ADSs will develop or exist at any time. Further, no prediction can be made regarding the liquidity of any such market or the prices at which the BAT ADSs may trade at any point in time.

Q.	Can I elect to receive BAT ordinary shares instead of BAT ADSs?

A.

No. The merger consideration only consists of cash and BAT ADSs. In connection with the completion of the merger, all holders of RAI common stock will only be entitled to receive cash and BAT ADSs and may not elect to receive BAT ordinary shares in lieu of BAT ADSs. However, once BAT ADSs are issued to you, you will have the right to convert those BAT ADSs into BAT ordinary shares, subject to the payment of any fees charged by the depositary bank relating to such conversion of BAT ADSs into BAT ordinary shares. Once you hold BAT ordinary shares, you may continue to hold BAT ordinary shares or you may sell those shares on the LSE or the JSE.

For a more detailed discussion about the conversion of BAT ADSs into BAT ordinary shares and the fees and charges that may be charged by the depositary bank in relation to the BAT ADSs, see “Description of BAT American Depositary Shares—Withdrawal of Deposited Securities upon Cancellation of BAT ADSs” and “Description of BAT American Depositary Shares—Fees and Charges” beginning on pages [●] and [●], respectively, of this proxy statement/prospectus.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed for any reason, RAI shareholders will not receive any consideration for their shares of RAI common stock, RAI will remain an independent public company with RAI common stock being listed on the NYSE and BAT will remain a 42% beneficial owner of RAI subject to the terms of the governance agreement.

Q:	If I am a RAI shareholder, how will I receive the merger consideration to which I am entitled?

A:	After receiving any requisite documentation from you, following the completion of the merger, the exchange agent will mail to you (1) a statement reflecting the whole number of BAT ADSs you have the right to receive as merger consideration and (2) a check for the cash portion of the merger consideration and any cash in lieu of fractional BAT ADSs to which you are entitled. If you hold your shares of RAI common stock in certificated form, you will need to surrender your certificates for such shares to the exchange agent to receive the merger consideration which you are entitled to receive. For additional information about the exchange of shares of RAI common stock for the merger consideration, see “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Exchange of Shares in the Merger” beginning on page [●] of this proxy statement/prospectus.

Q:	When and where will the special meeting be held?

A:	The special meeting will be held at [●] (Eastern Time), on [●], 2017, in the Reynolds American Plaza Building Auditorium at RAI’s corporate offices, 401 North Main Street, Winston-Salem, North Carolina 27101.

Q:	Who is entitled to vote at the special meeting?

A:	Only record holders of RAI common stock as of the RAI record date, 5:00 p.m. (Eastern Time) on [●], 2017, are entitled to receive notice of, and to vote at, the special meeting and any adjournment thereof. As of the RAI record date, there were [●] shares of RAI common stock outstanding. Each outstanding share of RAI common stock is entitled to one vote.

Q:	Who may attend the special meeting?

A:	Attendance at the special meeting will be limited to RAI shareholders as of the RAI record date and to pre-approved guests of RAI. All shareholder guests must be pre-approved by RAI and will be limited to spouses, persons required for medical assistance and properly authorized representatives of RAI shareholders as of the RAI record date. Admittance tickets will be required to attend the special meeting. If you are a shareholder and plan to attend, you MUST pre-register and request an admittance ticket for you (and any guest for whom you are requesting pre-approval) no later than [●], 2017, by writing to the Office of the Secretary, Reynolds American Inc., P.O. Box 2990, Winston-Salem, North Carolina 27102-2990.

If your shares of RAI common stock are not registered in your own name, evidence of your stock ownership as of the RAI record date must accompany your letter. You can obtain this evidence from your broker, bank, trust company or other nominee or intermediary, referred to as a nominee or intermediary, typically in the form of your most recent monthly statement. An admittance ticket will be held in your name at the registration desk—not mailed to you in advance of the special meeting. Proper identification will be required to obtain your admittance ticket at the special meeting.

The special meeting is a private business meeting. In accordance with the RAI bylaws and North Carolina law, any officer entitled to preside at or to act as secretary at the special meeting has the right and authority to postpone the special meeting and to determine and maintain the rules, regulations and procedures for the conduct of the special meeting, including, but not limited to, maintaining order and the safety of those in attendance, dismissing business not properly submitted, opening and closing the polls for voting and limiting time allowed for discussion of the business at the special meeting. Failure to abide by the special meeting rules will not be tolerated and may result in expulsion from the special meeting. A copy of the special meeting rules will be provided to all properly pre-registered holders of RAI common stock and guests with their admittance ticket. Cameras, recording devices and other electronic devices will not be permitted at the special meeting.

RAI anticipates that a large number of holders of RAI common stock may attend the special meeting. Seating is limited, so RAI suggests you arrive early. The auditorium will open at [●] (Eastern Time).

If you have a disability, RAI can provide reasonable assistance to help you participate in the special meeting. If you plan to attend the special meeting and require assistance, please write or call RAI’s Office of the Secretary no later than [●], 2017, at P.O. Box 2990, Winston-Salem, North Carolina 27102-2990, telephone number (336) 741-2000.

Q:	What are RAI shareholders being asked to vote on?

A:	Holders of RAI common stock are being asked to vote on the following proposals:

•	to approve the merger agreement, pursuant to which Merger Sub will be merged with and into RAI; as a result of the merger, the separate corporate existence of Merger Sub will cease, and RAI will continue as the surviving corporation in the merger and an indirect, wholly owned subsidiary of BAT;

•	to approve, on a non-binding, advisory basis, the transaction-related named executive officer compensation; and

•	to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

The approval of the merger agreement by RAI shareholders, including the unaffiliated shareholder approval, is a condition to the obligations of BAT and RAI to complete the merger. The approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation is not a condition to the obligations of BAT or RAI to complete the merger. The approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement also is not a condition to the obligations of BAT or RAI to complete the merger.

Q:	Are there any important risks about the merger or BAT’s business of which I should be aware?

A:	Yes, there are important risks involved. Before making any decision on whether and how to vote, you are urged to read carefully and in its entirety “Risk Factors” beginning on page [●] of this proxy statement/prospectus.

Q:	What uncertainties and risks did the Transaction Committee and the RAI board of directors consider in connection with the merger?

A:	The Transaction Committee and the RAI board of directors carefully considered certain uncertainties and risks in its deliberations concerning the merger, including:

•	the challenges inherent in the merger of two businesses of the size and geographical diversity and scope of RAI and BAT, including the risk that integration costs may be greater than anticipated and the possible diversion of management attention for an extended period of time;

•	the lack of opportunity for RAI shareholders to participate in RAI’s potential upside as a standalone company, other than indirectly as part of the combined company through the stock portion of the merger consideration, after completion of the merger;

•	the potential decrease of the implied value of the merger consideration that would result from a decrease in the trading price of BAT ADSs without a corresponding decrease in the trading price of shares of RAI common stock because the stock portion of the merger consideration is based on a fixed exchange ratio and the merger agreement does not provide RAI with a price-based termination right or adjustment for fluctuations in the trading price of BAT ADSs;

•	BAT’s right to respond to and negotiate with respect to unsolicited alternative proposals from third parties in certain circumstances;

•	the restrictions in the merger agreement on the conduct of the RAI Group’s business during the period between execution of the merger agreement and the completion of the merger;

•	the execution risks associated with the implementation of the combined company’s long-term business plan and strategy, which may be different from the execution risks related only to the RAI Group’s business;

•	the risk that the combined company may not be able to successfully integrate the businesses of the RAI Group and the BAT Group and therefore may not be able to realize the anticipated benefits of the merger;

•	that the merger requires the approval by holders of BAT ordinary shares of the merger agreement and the applicable transactions contemplated thereby as a Class 1 transaction and authorization for directors of BAT to allot and issue the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration, in each case on a poll by the holders of not less than a majority of BAT ordinary shares, present in person or by proxy who are entitled to vote at the BAT general meeting (held for the purpose of such vote);

•	the risk that the merger might not be completed on a timely basis or at all despite the parties’ efforts, and, if the merger is not completed, the materially adverse impact such event could have on RAI’s financial or business condition, results of operations or stock price;

•	the risk that the pendency of the merger or announcement of its completion could adversely affect the RAI Group’s relationships with its customers, suppliers and any other persons with whom the RAI Group has a business relationship;

•	the risk that, despite the efforts of RAI and BAT prior to the completion of the merger, RAI and BAT may have difficulties in attracting and retaining key employees, and the potential resulting negative effects on RAI’s and, ultimately, BAT’s businesses;

•	that the merger agreement prohibits RAI from soliciting or engaging in discussions regarding alternative transactions during the pendency of the merger, subject to limited exceptions;

•	the requirement that RAI pay BAT a $1 billion termination fee if the merger agreement is terminated under certain circumstances and the inability of RAI to terminate the merger agreement in connection with a change of recommendation by the Transaction Committee or the RAI board of directors, and the risk that such restrictions and termination fee may discourage third parties that might otherwise have an interest in a business combination with, or acquisition of, RAI from making alternative proposals;

•	that some of RAI’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of RAI shareholders generally, as more fully described under “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers” beginning on page [●] of this proxy statement/prospectus;

•	the expectation that the receipt of BAT ADSs and cash in exchange for RAI common stock in the merger will generally be taxable to RAI shareholders for U.S. federal income tax purposes, as more fully described under “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●] of this proxy statement/prospectus;

•	the risks inherent in requesting regulatory approvals from certain government agencies both in and outside of the United States, that the required regulatory approvals will not be obtained or that obtaining the required regulatory approvals will significantly delay the completion of the merger; and

•	the risks of the type and nature described under “Risk Factors” beginning on page [●] and the matters described under “Cautionary Information Regarding Forward-Looking Statements” beginning on page [●] of this proxy statement/prospectus.

For a more detailed discussion of the factors, including the negative factors, that each of the Transaction Committee and the RAI board of directors considered in their respective deliberations concerning the merger, see “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors” beginning on page [●] of this proxy statement/prospectus.

Q:	What was the role of the Transaction Committee?

A:	RAI, BAT and B&W are parties to the governance agreement, pursuant to which entry into the transactions contemplated by the merger agreement, including the merger, requires the approval of a majority of the Other Directors. In furtherance of this requirement, the RAI board of directors formed the Transaction Committee to review and evaluate BAT’s initial October 20, 2016 proposal, the merger and RAI’s other available strategic alternatives, to negotiate with BAT if appropriate and to recommend to the RAI board of directors a transaction with BAT if the Transaction Committee determined that such a transaction is fair to and in the best interests of RAI and its shareholders (other than BAT and its affiliates). The Transaction Committee had no obligation to recommend the approval of the merger or any other transaction and BAT pledged not to proceed with its proposed transaction without the approval of the Transaction Committee. The RAI board of directors could not independently consider and approve the merger agreement without the prior approval of the merger agreement by the Transaction Committee.

Q:	What is the recommendation of the Transaction Committee?

A:	The Transaction Committee unanimously (1) determined that entering into the merger agreement and completing the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of RAI and its shareholders (other than BAT and its affiliates), (2) approved, adopted and authorized the merger agreement, including the merger and the other transactions contemplated thereby, (3) recommended to the RAI board of directors that the RAI board of directors approve, adopt and authorize the merger agreement, including the merger and the other transactions contemplated thereby, (4) recommended that RAI shareholders approve the merger agreement and (5) declared the merger agreement and the merger advisable.

Q:	How does the RAI board of directors recommend that RAI shareholders vote?

A:

The RAI board of directors (other than Mr. Abelman and Mr. Oberlander, who recused themselves from all discussion and consideration of the merger), having received the unanimous approval and recommendation of the Transaction Committee, (1) adopted the merger agreement, including the merger and the other transactions contemplated thereby, (2) determined that the terms of the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of RAI and its shareholders (other than BAT and its affiliates), (3) recommended that RAI shareholders approve the merger agreement, including the merger and the other transactions contemplated thereby and (4) declared that the merger agreement and the merger are advisable.

The RAI board of directors recommends that RAI shareholders vote “FOR” the approval of the merger agreement, “FOR” the approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors,” “RAI Proposal II: Non-Binding, Advisory Vote on Transaction-Related Named Executive Officer Compensation” and “RAI Proposal III: Adjournment of Special Meeting” beginning on pages [●], [●] and [●], respectively, of this proxy statement/prospectus.

Q:	How do I vote?

A:	If you are an RAI shareholder as of the RAI record date, you may vote in person at the special meeting or you may designate another person—your proxy—to vote your shares of RAI common stock. The written document used to designate someone as your proxy also is called a proxy or proxy card. We urge you to submit a proxy to have your shares of RAI common stock voted even if you plan to attend the special meeting. You can always change your vote at the special meeting.

If you are a record shareholder of RAI common stock as of the RAI record date, then you can have your shares voted at the special meeting in person or by submitting a proxy over the Internet, by mail or by telephone by following the instructions on the enclosed proxy card. The deadline for voting by proxy over the Internet or by telephone for the special meeting is 11:59 p.m. (Eastern Time) on [●], 2017. Proxies that are mailed must be received prior to the special meeting.

If you are a beneficial owner and hold your shares of RAI common stock in street name, or through a nominee or intermediary, such as a bank or broker, you will receive separate instructions from such nominee or intermediary describing how to vote your shares. The availability of Internet or telephonic voting will depend on the intermediary’s voting process. Please check with your nominee or intermediary and follow the voting instructions provided by your nominee or intermediary with these materials.

Q:	What if I participate in the RAI Savings Plan or the Puerto Rico SIP?

A:	If you participate in the RAI Savings Plan or in the Puerto Rico SIP, then your proxy card will serve as voting instructions for the trustee of the RAI Savings Plan or the custodian of the Puerto Rico SIP for shares of RAI common stock that are considered allocated to your account under the RAI Savings Plan or the Puerto Rico SIP, as applicable. Shares of RAI common stock for which no instructions are received will be voted by the trustee of the RAI Savings Plan and the custodian of the Puerto Rico SIP in the same proportion as the shares for which instructions are received by each of them. You will receive information telling you how to instruct the trustee of the RAI Savings Plan or the custodian of the Puerto Rico SIP, as applicable, and the time by which you must provide such instruction.

Q:	What is a “broker non-vote”?

A	A “broker non-vote” occurs on an item when a nominee or intermediary is not permitted to vote without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the nominee or intermediary with such instructions.

Q:	What RAI shareholder vote is required for the approval of the merger agreement, and what happens if I abstain?

A:	Under North Carolina law, approval of the merger agreement requires the affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of RAI capital stock entitled to vote as of the RAI record date. The Series B preferred stock of RAI, all of which is owned by a wholly owned subsidiary of RAI, is not entitled to vote. Accordingly, an abstention or a broker non-vote will have the same effect as a vote “AGAINST” the approval of the merger agreement.

Pursuant to a provision of the merger agreement that cannot be waived, completion of the merger also requires the unaffiliated shareholder approval. Neither abstentions nor broker non-votes will have any effect on whether the unaffiliated shareholder approval is obtained.

Q:	What RAI shareholder vote is required to approve the other matters to be considered at the special meeting, and what happens if I abstain?

A:	The following are the vote requirements for the other matters to be considered at the special meeting:

•	Non-Binding, Advisory Approval of Compensation Payments: The affirmative vote of holders of a majority of the shares of RAI common stock entitled to vote as of the RAI record date and present (in person or by proxy) and voting is required to approve, on a non-binding, advisory basis, the transaction-related named executive officer compensation. Neither abstentions nor broker non-votes will have any effect on the proposal.

•	Adjournment of Special Meeting: The affirmative vote of holders of a majority of the shares of RAI common stock entitled to vote as of the RAI record date and present (in person or by proxy) and voting is required to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement. Neither abstentions nor broker non-votes will have any effect on the proposal.

Q:	Will shares of RAI common stock held by the BAT Group be considered in the RAI shareholder vote?

A:	As of March 10, 2017, 601,368,171 shares of RAI common stock, or approximately 42% of the total shares of RAI common stock outstanding, were held by the BAT Group. Like all other shareholders of RAI, the BAT Group will have the right to vote the shares of RAI common stock held by them as of the RAI record date on each of the proposals to be considered at the special meeting.

Pursuant to the terms of the merger agreement, BAT has agreed to cause all shares of RAI common stock held by the BAT Group to be voted in favor of approval of the merger agreement and the other proposals to be considered at the special meeting. However, while the shares of RAI common stock held by the BAT Group will be included for purposes of determining whether, as required by law, a majority of the outstanding shares of RAI capital stock entitled to vote as of the RAI record date have approved the merger agreement, completion of the merger also requires obtaining the unaffiliated shareholder approval. See “—What RAI shareholder vote is required for the approval of the merger agreement, and what happens if I abstain?”

Q:	What constitutes a quorum for the special meeting?

A:

A quorum of shareholders is necessary to hold a valid meeting. The record holders, present in person or by proxy at the special meeting, of a majority of the shares of RAI common stock entitled to vote constitute a quorum. Abstentions and broker non-votes will be counted in determining the existence of a quorum. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting (which must be done if the new meeting date is more than 120 days after the date of the original meeting). Subject to the provisions of the NCBCA, at any adjourned meeting, any business may be transacted that might have been transacted at the original meeting if a quorum exists with respect to the matter proposed.

Q:	If my shares of RAI common stock are held in street name, will my nominee or intermediary automatically vote my shares for me?

A:	No. If your shares of RAI common stock are held in street name, you must instruct your nominee or intermediary how to vote your shares. Your nominee or intermediary will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your nominee or intermediary with this proxy statement/prospectus.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you return your signed and dated proxy card without indicating how to vote your shares on any particular proposal, the RAI common stock represented by your proxy will be voted in accordance with the recommendation of the RAI board of directors. However, if you participate in the RAI Savings Plan or the Puerto Rico SIP, shares of RAI common stock for which no instructions are received will be voted by the trustee of the RAI Savings Plan and the custodian of the Puerto Rico SIP in the same proportion as the shares for which instructions are received by each of them.

Q:	Is my vote important?

A:	Yes, your vote is very important. The merger cannot be completed without (1) the approval of the merger agreement by holders of a majority of the outstanding shares of RAI capital stock entitled to vote as of the RAI record date and (2) the unaffiliated shareholder approval. The Series B preferred stock of RAI, all of which is owned by a wholly owned subsidiary of RAI, is not entitled to vote.

Whether or not you expect to attend the special meeting in person, we urge you to submit a proxy as promptly as possible by (1) accessing the Internet website specified on the enclosed proxy card, (2) calling the toll-free number specified on the enclosed proxy card or (3) marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the special meeting. If your shares are held in the name of a nominee or intermediary, please follow the instructions on the voting instruction card furnished by the record holder. For participants in RAI’s benefit plans, the proxy card will serve as voting instructions for the trustee or custodian of the relevant benefit plan.

The RAI board of directors recommends that RAI shareholders vote “FOR” the approval of the merger agreement; “FOR” the approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors,” “RAI Proposal II: Non-Binding, Advisory Vote on Transaction-Related Named Executive Officer Compensation” and “RAI Proposal III: Adjournment of Special Meeting” beginning on pages [●], [●] and [●], respectively, of this proxy statement/prospectus.

Q.	Can I revoke my proxy or change my voting instructions?

A:	Yes. You may revoke your proxy or change your vote at any time before your shares of RAI common stock are voted at the special meeting.

If you are a record holder of RAI common stock as of the RAI record date, you can revoke your proxy or change your vote by

•	sending a signed, written notice stating that you revoke your proxy or change your voting instructions to the Office of the Secretary, at Reynolds American Inc., P.O. Box 2990, Winston-Salem, North Carolina 27102-2990, that bears a date later than the date of your proxy and is received by the RAI Office of the Secretary prior to the special meeting;

•	submitting a valid, later-dated proxy via the Internet or by telephone before 11:59 p.m. (Eastern Time) on [●], 2017, or by mailing a later-dated, new proxy card that is received by Broadridge Financial Solutions, Inc. prior to the special meeting; or

•	attending the special meeting (or, if the special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not constitute a vote or revoke any proxy previously given.

If you hold your shares of RAI common stock in street name, you must contact your nominee or intermediary to change your vote or obtain a legal proxy to vote your shares if you wish to cast your vote in person at the special meeting.

Q:	What happens if I transfer my shares of RAI common stock before the special meeting?

A:	The RAI record date is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you transfer your shares of RAI common stock after the RAI record date but before the special meeting, you will retain your right to vote at the special meeting. However, you will have transferred the right to receive the merger consideration in the merger. In order to receive the merger consideration, you must hold your shares of RAI common stock through the completion of the merger.

Q:	What do I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus, the proxy card or the voting instruction form. This can occur if you hold your shares in more than one brokerage account, if you hold shares directly as a record holder and also in street name, or otherwise through another record holder, and in certain other circumstances. If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your shares are voted.

Q:	How do I obtain the voting results from the special meeting?

A:	Preliminary voting results will be announced at the special meeting, and will be set forth in a press release that RAI intends to issue after its special meeting. The press release will be available on RAI’s website at www.reynoldsamerican.com. Final voting results for the special meeting are expected to be published in a Current Report on Form 8-K filed with the SEC within four business days after the special meeting. A copy of this Current Report on Form 8-K will be available on RAI’s website after its filing with the SEC. The web address of RAI has been included as an inactive textual reference only. RAI’s website and the information contained therein or connected thereto are not intended to be incorporated into this proxy statement/prospectus.

Q:	What will happen if all of the proposals to be considered at the special meeting are not approved?

A:	As a condition to completion of the merger, (1) the merger agreement must be approved by holders of a majority of the outstanding shares of RAI capital stock entitled to vote as of the RAI record date and (2) the unaffiliated shareholder approval must be obtained. The Series B preferred stock of RAI, all of which is owned by a wholly owned subsidiary of RAI, is not entitled to vote.

Completion of the merger is not conditioned or dependent upon the approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation, or the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

Q:	Are RAI shareholders entitled to seek appraisal rights if they do not vote in favor of the approval of the merger agreement?

A:	Yes. Under North Carolina law, holders of shares of RAI common stock on the RAI record date are entitled to statutory appraisal rights in connection with the merger if they assert and perfect such rights in accordance with North Carolina law. Among other things, Article 13 of the NCBCA requires that holders of RAI common stock intending to assert appraisal rights (1) not vote in favor of the proposal to approve the merger agreement, (2) properly deliver notice of their intent to demand payment for their shares of RAI common stock and (3) otherwise comply with the requirements of Article 13 of the NCBCA. If you are such a holder and you comply with the requirements of Article 13 of the NCBCA, you are entitled to seek appraisal for and obtain payment in cash for the “fair value” of your shares of RAI common stock (plus interest) in lieu of receiving the merger consideration if the merger is completed. A shareholder who properly asserts appraisal rights has no assurance that such holder will receive an amount more than the merger consideration and, in fact, may receive an amount the same as or even less than the merger consideration. A record holder, such as a broker, who holds shares of RAI common stock as a nominee for others, may assert appraisal rights with respect to the shares held by all or less than all beneficial owners of shares as to which such person is the record holder, provided such record holder asserts appraisal rights with respect to all shares beneficially owned by any particular beneficial owner. A beneficial owner may assert appraisal rights only if such beneficial owner also submits to RAI the record holder’s written consent to such assertion not later than the date by which RAI must receive the appraisal form from the shareholder, which may not be less than 40 nor more than 60 days after the date the appraisal notice and form are sent to shareholders, referred to as the Demand Deadline, and may assert appraisal rights only with respect to all shares of RAI common stock of which it is the beneficial owner. If you hold your shares in “street name” through an account with a bank, broker, or other nominee and wish to assert your appraisal rights, you are urged to consult with your bank, broker, or other nominee to determine the appropriate procedures for the making of a demand for appraisal. The procedures required to assert and perfect your statutory appraisal rights are summarized under “Appraisal Rights” beginning on page [●] of this proxy statement/prospectus. In addition, the text of the applicable provisions of North Carolina law is included as Annex E to this proxy statement/prospectus. Failure to strictly comply with these provisions will result in a loss of the right of appraisal. A copy of the RAI Group’s consolidated financial statements (together with the report of RAI’s independent registered public accounting firm regarding such statements) contained in RAI’s Annual Report on Form 10-K for the year ended December 31, 2016, is attached as Annex G to this proxy statement/prospectus.

In compliance with Article 13 of the NCBCA, special procedures as to appraisal rights will apply in the case of a participant in the RAI Savings Plan who instructs the trustee of the RAI Savings Plan to not vote the shares of RAI common stock that are considered allocated to such participant’s account in favor of the proposal to approve the merger agreement.

Q:	Why are RAI shareholders being asked to approve, on a non-binding, advisory basis, the transaction-related named executive officer compensation?

A:	The SEC has adopted rules that require RAI to seek a non-binding, advisory vote on the transaction-related named executive officer compensation.

Q:	What happens if the proposal to approve, on a non-binding, advisory basis, the transaction-related named executive officer compensation is not approved?

A:	Approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation is not a condition to completion of the merger. The vote is a non-binding, advisory vote. If the merger is completed, RAI or BAT will be obligated to pay all or a portion of the transaction-related named executive officer compensation to RAI’s named executive officers in connection with the completion of the merger or certain terminations of employment following the merger, even if RAI shareholders fail to approve this proposal.

Q:	Is the transaction expected to be taxable to RAI shareholders?

A:	The exchange of the merger consideration for RAI common stock in the merger generally will be a taxable transaction to U.S. holders (as defined in “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes, and may also be taxable under state, local and non-U.S. income and other tax laws. Please carefully review the information under “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences” beginning on page [●] of this proxy statement/prospectus for a description of material U.S. federal income tax consequences of the merger to U.S. holders. The tax consequences to you will depend on your own situation. We urge you to consult your tax advisors as to the specific tax consequences to you of the merger and your receipt of the merger consideration, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Q:	Is the obligation of each of BAT and RAI to complete the merger subject to any conditions?

A:	Yes. The obligation of each of BAT and RAI to complete the merger is subject to a number of closing conditions, including:

•	the approval of the merger agreement by the holders of a majority of the outstanding shares of RAI capital stock entitled to vote as of the RAI record date (the Series B preferred stock of RAI, all of which is owned by a wholly owned subsidiary of RAI, is not entitled to vote);

•	receipt of the unaffiliated shareholder approval;

•	receipt of the BAT shareholder approval;

•	the earlier of the expiration of the waiting period required by the Japanese merger control regulations and the receipt of clearance from the Japan Fair Trade Commission;

•	the approval for listing of the BAT ADSs issuable as the stock portion of the merger consideration on the NYSE (subject to official notice of issuance);

•	the approval for admission of the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration on the premium listing segment of the Official List of the UKLA and to trading on the main market for listed securities of the LSE subject only to the issue of such BAT ordinary shares upon the completion of the merger;

•	the absence of any legal restraints that prevent, make illegal or prohibit the completion of the merger or the issuance of the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration;

•	declaration by the SEC of the effectiveness of the registration statement filed on Form F-4 of which this proxy statement/prospectus forms a part and of the registration statement on Form F-6 relating to the BAT ADSs to be issued as the stock portion of the merger consideration (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order);

•	the filing of the BAT prospectus and BAT circular with the UKLA, the approval of the BAT prospectus and the BAT circular by the UKLA and the mailing of the BAT circular and the publishing of the BAT prospectus, in each case, in accordance with applicable rules and regulations;

•	accuracy of the representations and warranties made in the merger agreement by the other party, subject to certain exceptions based on a material adverse change standard; and

•	the other party having performed in all material respects all obligations required to be performed by it under the merger agreement that are required to be performed on or prior to completion of the merger.

BAT’s obligation to complete the merger is further subject to the condition that no legal restraint issued by a governmental entity under any antitrust laws be in effect that would result, directly or indirectly, in (1) any prohibition or limitation on the ownership or operation by RAI, BAT or their respective subsidiaries of any portion of the business, properties or assets of RAI, BAT or their respective subsidiaries, (2) RAI, BAT or their respective subsidiaries being compelled to dispose of or hold separate any portion of the business, properties or assets of RAI, BAT or any of their respective subsidiaries, (3) any prohibition or limitation on the ability of BAT to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of the RAI Group, including the right to vote such shares, or (4) any prohibition or limitation on BAT effectively controlling the business or operations of the RAI Group.

For a more complete summary of the conditions that must be satisfied (or, to the extent legally permissible, waived) prior to completion of the merger, see “The Merger Agreement—Conditions to the Merger” beginning on page [●] of this proxy statement/prospectus.

Q:	How will the merger be financed?

A:	BAT currently intends to finance the cash portion of the merger consideration and related fees and expenses with available cash and debt financing, including the acquisition facility and issuances of new bonds in due course. There is no guarantee that replacement or supplemental financing in lieu of drawings under the acquisition facility will be available to BAT at all or on acceptable terms. BAT’s ability to obtain additional financing to replace, supplement or refinance the acquisition facility will be subject to various factors, including market conditions, operating performance and the BAT Group’s credit rating. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Financing of the Merger” beginning on page [●] of this proxy statement/prospectus.

Q:	Is the completion of the merger subject to a financing condition?

A:	No. The receipt of financing by BAT is not a condition to completion of the merger and, accordingly, BAT will be required to complete the merger (assuming that all of the conditions to its obligations to complete the merger under the merger agreement are satisfied or, to the extent legally permissible, have been waived) whether or not debt financing or other financing is available at all or on acceptable terms.

Q:	Is the merger conditioned on the absence of adverse developments with respect to menthol products?

A:	No. Under the terms of the merger agreement, BAT and RAI expressly agreed that any menthol regulatory action would not be considered in determining whether a material adverse effect (as defined in the merger agreement) had occurred with respect to either party.

Q:	Is the merger conditioned on the absence of adverse developments with respect to tobacco litigation?

A:

Under the terms of the merger agreement, BAT and RAI expressly agreed that tobacco litigation commenced prior to the date of the merger agreement and tobacco litigation commenced at or after the date of the merger agreement other than by a governmental entity would not be considered in determining whether a material adverse effect had occurred with respect to either party. In addition, tobacco litigation commenced at or after the date of the merger agreement by or on behalf of a governmental entity, to the extent such litigation is a part of or an extension or expansion of any tobacco litigation commenced prior to the date of the merger agreement, would also not be considered in determining whether such a material adverse effect had occurred.

Q:	Will the BAT ADSs issued to RAI shareholders at the time of completion of the merger be listed on an exchange?

A:	Yes. It is a condition to the completion of the merger that the BAT ADSs to be issued to RAI shareholders in the merger be approved for listing on the NYSE, subject to official notice of issuance. It is also a condition to the completion of the merger that the BAT ordinary shares underlying such BAT ADSs be approved for admission to the premium listing segment of the Official List of the UKLA and to trading on the main market for listed securities of the LSE, subject only to the issue of such BAT ordinary shares upon the completion of the merger.

Q:	What will happen to outstanding RAI equity awards in the merger?

A:	Under the terms of the merger agreement, upon the completion of the merger, each outstanding cash-out RSU will be canceled and converted into the right to receive the merger consideration for each share of RAI common stock subject thereto, subject to applicable proration, plus any accrued dividend equivalents, in each case, less any required withholding taxes. Each outstanding RAI DSU will be canceled and converted into the right to receive the merger consideration, or a payment with a value equal to the merger consideration (if required by the applicable benefit plan of RAI), for each share of RAI common stock subject thereto, less any required withholding taxes. Each outstanding rollover RSU will be converted into a corresponding restricted stock unit of BAT with respect to a target number of BAT ADSs with a value equal to the merger consideration for each share of RAI common stock subject thereto. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Treatment of RAI Equity Awards” beginning on page [●] of this proxy statement/prospectus.

Q:	When do you expect to complete the merger?

A:	As of the date of this proxy statement/prospectus, it is not possible to accurately estimate the completion date because the merger is subject to the satisfaction (or, to the extent legally permissible, waiver) of the conditions to BAT’s and RAI’s obligations to complete the merger; however, BAT and RAI expect the merger to close in the third quarter of 2017. Due to the conditions to the merger, no assurance can be given as to when, or if, the merger will be completed. An end date of December 31, 2017 has been set for the completion of the merger, subject to a brief extension under certain circumstances as detailed in the merger agreement.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in and incorporated by reference into this proxy statement/prospectus, including its annexes, please submit your proxy as promptly as possible, so that your shares of RAI common stock may be represented and voted at the special meeting. To vote your shares of RAI common stock:

•	sign, date, mark and return the enclosed proxy card in the accompanying postage-paid return envelope;

•	submit your proxy via the Internet or by telephone by following the instructions included on your proxy card; or

•	attend the special meeting and vote by ballot in person.

The deadline for voting by proxy over the Internet or by telephone for the special meeting is 11:59 p.m. (Eastern Time) on [●], 2017. Proxies that are mailed must be received prior to the special meeting. If you hold shares of RAI common stock in street name, please instruct your nominee or intermediary to vote your shares by following the instructions that the nominee or intermediary provides to you with these materials. Your nominee or intermediary will vote your shares of RAI common stock for you only if you provide instructions to it on how to vote. Please refer to the voting instruction card used by your nominee or intermediary to see if you may submit voting instructions using the telephone or Internet.

Q:	Should I send in my RAI stock certificates now?

A:	No. If you hold your shares of RAI common stock in certificated form, you should not send in your stock certificates at this time. After completion of the merger, the exchange agent will send you a letter of transmittal and instructions for exchanging your shares of RAI common stock for the merger consideration. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Exchange of Shares in the Merger” beginning on page [●] of this proxy statement/prospectus.

Q:	Whom should I call with questions?

A:	If you have any questions about the merger or the special meeting, or desire additional copies of this proxy statement/prospectus, proxy cards or voting instruction forms, you should contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Telephone Toll-Free: (800) 322-2885

Telephone Call Collect: (212) 929-5500

Email: proxy@mackenziepartners.com

or

Reynolds American Inc.

Attention: Investor Relations

P.O. Box 2990

Winston-Salem, North Carolina 27102-2990

Telephone: (336) 741-2000

Q:	Where can I find more information about BAT and RAI?

A:	You can find more information about BAT and RAI from the various sources described under “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read this entire proxy statement/prospectus and the other documents referred to or incorporated by reference into this proxy statement/prospectus in order to fully understand the merger and the merger agreement. See “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus. Each item in this summary refers to the beginning page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (See page [●])

British American Tobacco p.l.c.

BAT is the parent holding company of the BAT Group, a global tobacco and next generation products group with brands sold in over 200 markets. According to the BAT Group’s internal estimates, the BAT Group is a market leader in more than 55 countries by volume, producing the cigarette chosen by one in eight of the world’s one billion smokers. The BAT Group, excluding the BAT Group’s associated undertakings, is organized into four regions: Asia-Pacific, Americas, Western Europe and Eastern Europe, Middle East and Africa, referred to as EEMEA.

The BAT Group manufactures and sells traditional tobacco products, which are composed of cigarettes, fine cut (roll-your-own and make-your-own tobacco), Swedish-style snus and cigars, alongside next generation products, including vapor products and tobacco heating products. The BAT Group’s five global drive brands are DUNHILL, KENT, LUCKY STRIKE, PALL MALL and ROTHMANS. The BAT Group’s cigarette portfolio also includes other international and local brands, such as VOGUE, VICEROY, KOOL, PETER STUYVESANT, CRAVEN A, BENSON & HEDGES, JOHN PLAYER GOLD LEAF, STATE EXPRESS 555 and SHUANG XI.

BAT has had a significant global presence in the tobacco industry for over 100 years. The British-American Tobacco Company Ltd., referred to as BAT Ltd., was incorporated in 1902, when the Imperial Tobacco Company and the American Tobacco Company agreed to form a joint venture company. BAT Ltd. inherited companies and quickly expanded into major markets, including India and Ceylon, Egypt, Malaya, Northern Europe and East Africa. In 1927, BAT Ltd. expanded into the U.S. market through its acquisition of B&W. During the 1960s, 1970s and 1980s, the BAT Group diversified its business under the umbrella of B.A.T Industries p.l.c., with acquisitions in the paper, cosmetics, retail and financial services industries, among others. Various business reorganizations followed as the business was eventually refocused on the BAT Group’s core cigarette, cigars and tobacco products businesses with British American Tobacco p.l.c. becoming a separately listed entity on the LSE in 1998.

In July 2004, the U.S. assets, liabilities and operations, other than certain specified assets and liabilities, of BAT’s wholly owned subsidiary, B&W, were combined with RJR Tobacco Company. RAI was previously formed as a new holding company for these combined businesses. In connection with the B&W business combination, B&W acquired beneficial ownership of approximately 42% of RAI’s outstanding common stock. In June 2015, in connection with the Lorillard merger, the BAT Group invested $4.7 billion to maintain its approximate 42% equity position in RAI following the Lorillard merger.

BAT’s ordinary shares are listed on the LSE under the trading symbol “BATS” and are classified as a premium listing. BAT ordinary shares also have a secondary listing on the JSE under the abbreviated name “BATS” and the trading symbol “BTI.”

BAT ordinary shares trade in the form of BAT ADSs in the United States. The currently outstanding BAT ADSs have unlisted trading privileges on the NYSE MKT where they trade under the trading symbol “BTI.” None of BAT’s securities are currently listed on any U.S. securities exchange or registered pursuant to the securities laws of the United States.

BAT’s principal executive offices are located at Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom, and its telephone number is +44 (0) 207 845 1000. BAT’s website address is www.bat.com. The web address of BAT has been included as an inactive textual reference only. BAT’s website and the information contained therein or connected thereto are not intended to be incorporated into this proxy statement/prospectus.

Flight Acquisition Corporation

Flight Acquisition Corporation, referred to as Merger Sub, is a North Carolina corporation and an indirect, wholly owned subsidiary of BAT. Merger Sub was incorporated on January 12, 2017, solely for the purpose of effecting the merger. It has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. Merger Sub’s principal executive offices are located at Wells Fargo Capitol Center, Suite 2300, 150 Fayetteville Street, Raleigh, North Carolina 27601, and its telephone number is (919) 821-6731.

Reynolds American Inc.

RAI, the parent company of the RAI Group, is a holding company whose wholly owned operating subsidiaries include the second largest tobacco company in the United States, RJR Tobacco Company; SFNTC, the manufacturer and marketer of the NATURAL AMERICAN SPIRIT brand of cigarettes and other tobacco products; the second largest smokeless tobacco products manufacturer in the United States, American Snuff Company, LLC; R. J. Reynolds Vapor Company, referred to as RJR Vapor, a marketer of digital vapor cigarettes in the United States, manufactured on its behalf by RJR Tobacco Company; Niconovum USA, Inc. and Niconovum AB, marketers of nicotine replacement therapy products in the United States and Sweden, respectively; and until their sale on January 13, 2016, SFR Tobacco International GmbH, referred to as SFRTI, and various foreign subsidiaries affiliated with SFRTI, distributers and marketers of the NATURAL AMERICAN SPIRIT brand of cigarettes and other tobacco products outside the United States.

RAI’s reportable operating segments include the RJR Tobacco segment, the Santa Fe segment and the American Snuff segment:

•	The RJR Tobacco segment consists of the primary operations of RJR Tobacco Company and includes three of the top four best-selling cigarettes in the United States: NEWPORT, CAMEL and PALL MALL. These brands, and RJR Tobacco’s other brands, including DORAL, MISTY and CAPRI, are manufactured in a variety of styles and marketed in the United States. As part of its total tobacco strategy, RJR Tobacco offers a smokeless tobacco product, CAMEL Snus. RJR Tobacco manages contract manufacturing of cigarettes and tobacco products through arrangements with BAT affiliates, and manages the export of tobacco products to U.S. territories, U.S. duty-free shops and U.S. overseas military bases. In the United States, RJR Tobacco also manages the premium cigarette brands DUNHILL, which RJR Tobacco Company licenses from the BAT Group, and STATE EXPRESS 555, which RJR Tobacco Company licenses from CTBAT International Co. Ltd., referred to as CTBAT, a joint venture between the BAT Group and China National Tobacco Corporation, referred to as CNTC.

•	The Santa Fe segment consists of the primary operations of SFNTC and includes the manufacturing and marketing of premium cigarettes and other tobacco products under the NATURAL AMERICAN SPIRIT brand in the United States.

•	The American Snuff segment consists of the primary operations of American Snuff Company, LLC. American Snuff is the second largest smokeless tobacco products manufacturer in the United States,

and offers adult tobacco consumers a range of differentiated smokeless tobacco products, primarily moist snuff. The moist snuff category is divided into premium, price-value and popular-price brands. American Snuff’s primary brands include its largest selling moist snuff brands, GRIZZLY, in the price-value category, and KODIAK, in the premium category.

Included in All Other, among other RAI subsidiaries, are RJR Vapor, Niconovum USA, Inc., Niconovum AB, and until their sale on January 13, 2016, SFRTI and various foreign subsidiaries affiliated with SFRTI.

RAI was incorporated in the State of North Carolina on January 2, 2004, and its common stock is listed on the NYSE under the trading symbol “RAI.” RAI’s headquarters are located at 401 North Main Street, Winston-Salem, North Carolina 27101, and its telephone number is (336) 741-2000. RAI’s website address is www.reynoldsamerican.com. The web address of RAI has been included as an inactive textual reference only. RAI’s website and the information contained therein or connected thereto are not intended to be incorporated into this proxy statement/prospectus.

Special Meeting (See page [●])

General

The special meeting will be held at [●] (Eastern Time), on [●], in the Reynolds American Plaza Building Auditorium at RAI’s corporate offices, 401 North Main Street, Winston-Salem, North Carolina 27101. At the special meeting, RAI shareholders will be asked to approve the merger agreement. In addition, RAI shareholders will be asked to approve, on a non-binding, advisory basis, the transaction-related named executive officer compensation and to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

The approval of the merger agreement by RAI shareholders, including the unaffiliated shareholder approval, is a condition to the obligations of BAT and RAI to complete the merger. The approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation is not a condition to the obligations of BAT or RAI to complete the merger. The approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement also is not a condition to the obligations of BAT or RAI to complete the merger.

Record Date

The RAI board of directors has fixed 5:00 p.m. (Eastern Time) on [●], 2017, as the RAI record date, for determination of the RAI shareholders entitled to vote at the special meeting and any adjournment or postponement thereof. Only RAI record holders on the RAI record date are entitled to receive notice of, and to vote at, the special meeting or any adjournment or postponement thereof.

As of the RAI record date, there were [●] shares of RAI common stock outstanding and entitled to vote at the special meeting, held by approximately [●] record holders. As of the RAI record date, there were [●] shares of Series B preferred stock of RAI, all of which is owned by a wholly owned subsidiary of RAI and are not entitled to vote. Of the [●] shares of RAI common stock outstanding and entitled to vote at the special meeting, [●] shares are not owned, directly or indirectly, by the BAT Group or any of RAI’s subsidiaries. Pursuant to the terms of the merger agreement, BAT has agreed to cause all shares of RAI common stock held by the BAT Group to be voted in favor of approval of the merger agreement and the other proposals to be considered at the special meeting. However, while the shares of RAI common stock held by the BAT Group will be included for purposes of determining whether, as required by law, a majority of the outstanding shares of RAI capital stock have approved the merger agreement, completion of the merger also requires receipt of the unaffiliated shareholder approval. Each outstanding share of RAI common stock is entitled to one vote. The number of shares you own is reflected on your proxy card.

Quorum

A quorum of shareholders is necessary to hold a valid meeting. The record holders, present in person or by proxy at the special meeting, of a majority of the shares of RAI common stock entitled to vote constitute a quorum. Abstentions and broker non-votes will be counted in determining the existence of a quorum.

Required Vote

Item		Vote Necessary*
RAI Proposal I	Approval of the Merger Agreement

Approval requires the affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of RAI capital stock entitled to vote as of the RAI record date. The Series B preferred stock of RAI, all of which is owned by a wholly owned subsidiary of RAI, is not entitled to vote.

Approval also requires obtaining the unaffiliated shareholder approval, which requires the affirmative vote of a majority of the outstanding shares of RAI common stock that are entitled to vote as of the RAI record date and present (in person or by proxy) and voting at the special meeting that are not owned by the BAT Group or any of RAI’s subsidiaries.

RAI Proposal II	Non-Binding, Advisory Vote on Transaction-Related Named Executive Officer Compensation	Approval requires the affirmative vote of holders of a majority of the shares of RAI common stock that are entitled to vote as of the RAI record date and present (in person or by proxy) and voting at the special meeting.

RAI Proposal III	Adjournment of Special Meeting	Approval requires the affirmative vote of holders of a majority of the shares of RAI common stock that are entitled to vote as of the RAI record date and present (in person or by proxy) and voting at the special meeting.

*	Under the rules of the NYSE, if you hold your shares of RAI common stock in street name, your nominee or intermediary may not vote your shares without instructions from you. Without your voting instructions, a broker non-vote will occur on RAI Proposal I, RAI Proposal II and RAI Proposal III. Abstentions from voting and broker non-votes will have the same effect as a vote “AGAINST” approval of the merger agreement by holders of a majority of the outstanding shares of RAI capital stock entitled to vote as of the RAI record date; however, abstentions from voting and broker non-votes will have no effect on determining whether the unaffiliated shareholder approval is obtained. Abstentions and broker non-votes will have no effect on RAI Proposal II or RAI Proposal III.

Share Ownership of and Voting by RAI Directors and Executive Officers

At the RAI record date, RAI’s directors and executive officers and their affiliates beneficially owned and had the right to vote [●] shares of RAI common stock at the special meeting, which represents less than [●]% of the shares of RAI common stock entitled to vote at the special meeting.

RAI’s directors and executive officers intend to vote their shares “FOR” the approval of the merger agreement, “FOR” the approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

The Merger and the Merger Agreement (See pages [●] and [●])

The merger agreement provides that, on the terms and subject to the conditions in the merger agreement, and in accordance with the NCBCA, upon the completion of the merger, Merger Sub will merge with and into RAI. As a result of the merger, the separate corporate existence of Merger Sub will cease, and RAI will continue as the surviving corporation in the merger and an indirect, wholly owned subsidiary of BAT. The merger will not be completed without the approval of the merger agreement by RAI shareholders, including the unaffiliated shareholder approval.

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. You are urged to read the merger agreement in its entirety because it is the legal document that governs the merger. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement” and “The Merger Agreement” beginning on pages [●] and [●], respectively, of this proxy statement/prospectus.

As of the date of this proxy statement/prospectus, it is not possible to accurately estimate the completion date because the merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions to BAT’s and RAI’s obligations to complete the merger; however, BAT and RAI expect the merger to close in the third quarter of 2017. Due to the required approvals and other conditions to the merger, no assurance can be given as to when, or if, the merger will be completed. An end date of December 31, 2017, after which the parties may terminate the merger agreement, has been set for the completion of the merger, subject to an extension of five business days if, on December 31, 2017, BAT has not completed all or any portion of the financing it needs to fund the merger and the transactions contemplated by the merger agreement. Financing, however, is not a condition to the completion of the merger.

What RAI Shareholders Will Receive in the Merger (See page [●])

If the merger is completed, each share of RAI common stock (other than shares of RAI common stock owned by the BAT Group or excluded holders) automatically will be converted into the right to receive the merger consideration, consisting of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share plus (2) $29.44 in cash, without interest. No fractional BAT ADSs will be issued in the merger, and RAI shareholders will receive cash in lieu of fractional BAT ADSs.

Based on the closing price of a BAT ordinary share of £47.63 and the Sterling-Dollar exchange rate of 1.2056, in each case, on January 16, 2017, the last trading day of the BAT ordinary shares before the public announcement of the merger agreement, the merger consideration represented approximately $59.64 in value per share of RAI common stock. Based on the closing price of a BAT ordinary share of £51.92 and the Sterling-Dollar exchange rate of 1.2377, in each case, on March 17, 2017, the most recent practicable trading day prior to the date of this proxy statement/prospectus, the merger consideration represented approximately $63.24 in value for each share of RAI common stock. Because the merger agreement provides for a fixed number of BAT ADSs and BAT ordinary shares underlying those BAT ADSs to be issued as part of the consideration payable in exchange for each share of RAI common stock, the value of the merger consideration that RAI shareholders will receive in the merger will depend on the market price of BAT ordinary shares underlying such BAT ADSs and the Sterling-Dollar exchange rate at the time the merger is completed. As a result, the value of the merger consideration that RAI shareholders will receive upon the completion of the merger could be greater than, less than or the same as the value of the merger consideration on the date of this proxy statement/prospectus or at the time of the special meeting.

BAT’s Purposes and Reasons for the Merger (See page [●])

For the factors considered by the BAT board of directors in approving the merger agreement, see “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—BAT’s Purposes and Reasons for the Merger” beginning on page [●] of this proxy statement/prospectus.

RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors (See page [●])

The Transaction Committee unanimously (1) determined that entering into the merger agreement and completing the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of RAI and its shareholders (other than BAT and its affiliates), (2) approved, adopted and authorized the merger agreement, including the merger and the other transactions contemplated thereby, (3) recommended to the RAI board of directors that the RAI board of directors approve, adopt and authorize the merger agreement, including the merger and the other transactions contemplated thereby, (4) recommended that RAI shareholders approve the merger agreement and (5) declared the merger agreement and the merger advisable.

The RAI board of directors (other than Mr. Abelman and Mr. Oberlander, who recused themselves from all discussion and consideration of the merger), having received the unanimous approval and recommendation of the Transaction Committee, (1) adopted the merger agreement, including the merger and the other transactions contemplated thereby, (2) determined that the terms of the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of RAI and its shareholders (other than BAT and its affiliates), (3) recommended that RAI shareholders approve the merger agreement and (4) declared that the merger agreement and the merger are advisable.

The RAI board of directors recommends that RAI shareholders vote “FOR” the approval of the merger agreement. For the factors considered by the RAI board of directors in reaching this decision, see “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors” beginning on page [●] of this proxy statement/prospectus.

In addition, the RAI board of directors recommends that RAI shareholders vote “FOR” the approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement. See “RAI Proposal II: Non-Binding, Advisory Vote on Transaction-Related Named Executive Officer Compensation” and “RAI Proposal III: Adjournment of Special Meeting” beginning on pages [●] and [●], respectively, of this proxy statement/prospectus for a more detailed discussion of the recommendation.

Opinion of the Transaction Committee’s Financial Advisor (See page [●])

Goldman Sachs was retained by the Transaction Committee as its financial advisor in connection with the merger and the other transactions contemplated by the merger agreement. In connection with this engagement, the Transaction Committee requested that Goldman Sachs deliver the opinion described below.

Opinion of Goldman Sachs

On January 16, 2017, Goldman Sachs rendered its oral opinion, which was subsequently confirmed in writing, to the RAI board of directors and the Transaction Committee that, as of January 16, 2017, and based upon and subject to the factors and assumptions set forth therein, the consideration, consisting of (1) a number of

BAT ADSs (each BAT ADS representing, as of the date of the opinion, two BAT ordinary shares and currently representing one BAT ordinary share) equal to 0.5260 divided by the ADS Ratio (as defined in the merger agreement), plus (2) $29.44 in cash, to be paid to the holders of shares of RAI common stock (other than the BAT Group) pursuant to the merger agreement was fair from a financial point of view to such holders, the amounts in (1) and (2) collectively referred to as the merger consideration throughout this section and in other instances where the opinion of Goldman Sachs is referenced.

The full text of the written opinion of Goldman Sachs, dated January 16, 2017, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus. The summary of the Goldman Sachs opinion provided in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services were provided for the information and assistance of the Transaction Committee and Goldman Sachs’ opinion was provided for the information and assistance of the RAI board of directors and the Transaction Committee, in each case in connection with their consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of RAI common stock should vote with respect to the merger or any other matter.

The full text of Goldman Sachs’ written opinion, dated January 16, 2017, should be read carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations on the opinion and the review undertaken by Goldman Sachs in connection with rendering its opinion.

For a summary of the opinion, see “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Opinion of the Transaction Committee’s Financial Advisor—Opinion of Goldman Sachs” beginning on page [●] of this proxy statement/prospectus, which is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion.

Opinions of RAI’s Financial Advisors (See page [●])

J.P. Morgan and Lazard were retained by RAI as financial advisors to the RAI board of directors in connection with the merger and the other transactions contemplated by the merger agreement. In connection with this engagement, the RAI board of directors requested that RAI’s financial advisors deliver the opinions described below.

Opinion of J.P. Morgan

On January 16, 2017, at the meeting of the RAI board of directors at which the merger agreement was approved, J.P. Morgan rendered to the RAI board of directors an oral opinion, subsequently confirmed by delivery to the RAI board of directors of a written opinion, dated January 16, 2017, to the effect that, as of such date and based upon and subject to the factors, procedures, qualifications, assumptions and any limitations set forth in its written opinion, the consideration per share of RAI common stock, consisting of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share as of the effective time of the proposed merger plus (2) $29.44 in cash, taken together, to be paid to the holders of RAI common stock (other than the BAT Group) in the proposed merger was fair, from a financial point of view, to such holders (the consideration described in (1) and (2) is being collectively referred to as the merger consideration throughout this section).

The full text of J.P. Morgan’s written opinion, dated January 16, 2017, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. The full text of the opinion contains a discussion of, among other things, the assumptions made, procedures followed, matters considered and qualifications and any limitations on the opinion and the review undertaken by J.P. Morgan in connection with rendering its opinion. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. RAI shareholders are urged to read the opinion and the summary beginning on page [●] of this proxy statement/prospectus carefully and in their entirety. J.P. Morgan’s opinion was addressed to the RAI board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the fairness, from a financial point of view, of the merger consideration to be paid to the holders of RAI common stock (other than the BAT Group) in the merger and did not address any other aspect of the merger. J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of RAI or any other alternative transaction. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of RAI or as to the underlying decision by RAI to engage in the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any shareholder of RAI as to how such shareholder should vote with respect to the merger or any other matter. The full text of J.P. Morgan’s written opinion, dated January 16, 2017, should be read carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and any limitations on the opinion and the review undertaken by J.P. Morgan in connection with rendering its opinion.

For a summary of the opinion, see “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Opinions of RAI’s Financial Advisors—Opinion of J.P. Morgan” beginning on page [●] of this proxy statement/prospectus, which is qualified in its entirety by reference to the full text of J.P. Morgan’s written opinion.

Opinion of Lazard

On January 16, 2017, at a meeting of the RAI board of directors held to evaluate the merger, Lazard rendered to the RAI board of directors an oral opinion, which was confirmed by delivery of a written opinion dated January 16, 2017, to the effect that, as of that date and based upon and subject to the matters described in its opinion, the merger consideration per share of RAI common stock, consisting of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share plus (2) $29.44 in cash to be paid to holders of shares of RAI common stock, other than the BAT Group and holders of shares of RAI common stock who have not voted, or caused or permitted to be voted, any shares of RAI common stock in favor of the adoption of the plan of merger, as defined in the merger agreement, at the special meeting and who have properly asserted (and not lost or effectively withdrawn) their rights of appraisal in accordance with Article 13 of the NCBCA, was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated January 16, 2017, to the RAI board of directors which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached to this proxy statement/prospectus as Annex D and is incorporated into this proxy statement/prospectus by reference. The summary of Lazard’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex D. You are encouraged to read Lazard’s opinion and this section carefully and in their entirety. Lazard’s opinion was for the benefit of the RAI board of directors (in its capacity as such) and Lazard’s opinion was rendered to the RAI board of directors in connection with its evaluation of the merger. Lazard’s opinion was not intended to and does not constitute a recommendation to any RAI shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto.

The full text of Lazard’s written opinion, dated January 16, 2017, should be read carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken by Lazard in connection with its opinion.

For a summary of the opinion, see “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Opinions of RAI’s Financial Advisors—Opinion of Lazard” beginning on page [●] of this proxy statement/prospectus, which is qualified in its entirety by reference to the full text of Lazard’s written opinion.

Financing of the Merger (See page [●])

BAT currently intends to finance the cash portion of the merger consideration and related fees and expenses with available cash and debt financing, including the acquisition facility and issuances of new bonds in due course.

On January 16, 2017, B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, each a wholly owned subsidiary of BAT, as original borrowers, and BAT, as guarantor, entered into an acquisition facility with HSBC Bank plc, as agent, HSBC Bank USA, National Association, as U.S. agent, and the financial institutions party thereto, as mandated lead arrangers and banks. Under the acquisition facility, the lenders are providing unsecured and unsubordinated term loan facilities in an aggregate principal amount of up to $25.0 billion, available for the purpose of financing the merger, paying related taxes, fees, costs and expenses and refinancing an existing revolving credit facility of RAI.

The acquisition facility consists of four credit facilities: (1) a $15.0 billion bridge facility which, subject to two six-month extension options exercisable at BAT’s option, matures on the date falling 12 months after the earlier of (a) the date that the merger is completed and (b) the business day falling six months after January 16, 2017 (the earlier of (a) and (b) being referred to as the start date), (2) a $5.0 billion bridge facility which, subject to two six-month extension options exercisable at BAT’s option, matures on the date falling 24 months after the start date, (3) a $2.5 billion term loan which matures on the date falling 36 months after the start date and (4) a $2.5 billion term loan which matures on the date falling 60 months after January 16, 2017. BAT has announced its intention to pursue financing in the debt capital markets that would replace, supplement or refinance the financing available under the acquisition facility. There can be no assurance that any replacement, supplemental or refinance financing will be available at all or on acceptable terms.

See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Financing of the Merger” beginning on page [●] of this proxy statement/prospectus.

Interests of Certain RAI Directors and Executive Officers (See page [●])

When considering the recommendation of the RAI board of directors that RAI shareholders approve the merger agreement, you should be aware that certain of RAI’s directors and executive officers have interests in the merger that are different from, or in addition to, those of RAI shareholders generally. These interests present such directors and executive officers with actual or potential conflicts of interest. The RAI board of directors and the Transaction Committee were aware of these interests during their deliberations on the merits of the merger and in deciding to recommend that RAI shareholders vote to approve the merger agreement at the special meeting.

These interests include:

•

Treatment of Equity Awards. RAI’s executive officers have been granted RAI RSUs and RAI performance shares. Certain RAI directors hold RAI DSUs. Under the terms of the merger agreement, upon the completion of the merger, (1) each outstanding cash-out RSU will be canceled and converted into the right of the holder to receive the merger consideration for each share of RAI common stock subject to such cash-out RSU, subject to applicable proration, plus any accrued dividend equivalents earned in respect of such cash-out RSU, in each case, less any required withholding taxes; (2) each outstanding rollover RSU will continue to be subject to substantially the same terms and conditions as were applicable immediately prior to the completion of the merger and will be converted into a restricted stock unit of BAT with respect to a target number of BAT ADSs (rounded down to the nearest whole BAT ADS and with any fractional BAT ADSs settled in cash) equal to the product of (a) the target number of shares of RAI common stock subject to the rollover RSU immediately prior to the completion of the merger and (b) the RSU exchange ratio, subject to adjustment as provided in the merger agreement to prevent dilution; and (3) each outstanding RAI DSU will be canceled and converted into the right of the holder to receive the merger consideration, or another form of payment as may be required by the applicable benefit plan that is equal in value to the merger consideration, for each share of RAI common stock subject to such RAI DSU, less any required withholding taxes.

•	Treatment of Bonuses under Annual Incentive Award Program. RAI’s executive officers are eligible to receive bonuses under the annual incentive award program. Under the terms of the merger agreement, the 2017 annual bonuses will be calculated and paid in the ordinary course of business consistent with past practice. In the event the completion of the merger occurs prior to December 31, 2017, BAT and RAI will work together in good faith to specify the process for determining the achievement of performance goals with respect to the 2017 annual bonuses. Under the terms of the merger agreement, the 2017 annual bonuses will not vest or pay out upon the completion of the merger; however, if an executive officer experiences an involuntary termination of employment in 2017 where such executive officer is eligible for and accepts severance benefits, the executive officer would be entitled to receive a pro-rated 2017 annual bonus payment based on actual performance, with such proration based on the number of months, rounded up to the nearest whole month, that have elapsed in fiscal year 2017 through the termination date.

•	RAI Change in Control and Termination Benefits. RAI maintains two types of severance arrangements with its executive officers that provide severance benefits upon certain terminations of employment: (1) a standard form of severance agreement between certain executive officers and RAI, referred to as a severance agreement, and (2) the ESP. The severance agreements provide an executive officer party to such an agreement with severance and other benefits following any such executive officer’s termination of employment without cause or a termination of employment during the 24-month period following an RAI change in control for “change of control good reason,” estimated at a total of $32,367,728 for all executive officers who are party to a severance agreement as a group, assuming the completion of the merger occurred on March 10, 2017 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K) and all such executive officers were terminated without cause on such date. The ESP provides a participating executive officer with severance and other benefits following such executive officer’s termination of employment without cause or with “change in control good reason” within the 24 months following an RAI change in control, or a termination without cause during the 12-month period prior to an RAI change in control, estimated at a total of $16,655,127 for all executive officers who are participants in the ESP as a group, assuming the completion of the merger occurred on March 10, 2017 and all such executive officers were terminated without cause on such date.

•	Indemnification and Insurance. RAI’s directors and executive officers are entitled to continued indemnification and, for a period of six years following the completion of the merger, insurance coverage through a “tail” directors’ and officers’ liability insurance policy purchased by RAI or BAT.

Assuming the completion of the merger occurred on March 10, 2017 and all of RAI’s executive officers experienced a vesting termination and a qualifying termination (each as defined below in “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers”) on such date, (1) RAI’s named executive officers would potentially be entitled to payments and other benefits with the following values: Susan M. Cameron—$12,396,165; Debra A. Crew—$24,244,852; Andrew D. Gilchrist—$18,198,271; Martin L. Holton III—$9,890,893; Joseph P. Fragnito—$6,062,615; and Jeffery S. Gentry—$2,498,208 and (2) RAI’s other executive officers as a group would potentially be entitled to payments and other benefits with an aggregate value equal to $50,502,039. Assuming the completion of the merger occurred on March 10, 2017, RAI’s non-employee directors would be entitled to payment of the following amounts with respect to RAI DSUs: Jerome B. Abelman—$0; John A. Boehner—$335,395; Martin D. Feinstein—$8,942,856; Luc Jobin—$1,331,450; Murray S. Kessler—$79,450; Holly Keller Koeppel—$8,065,673; Robert Lerwill—$0; Jean-Marc Lévy—$13,051; Nana Mensah—$3,453,000; Lionel L. Nowell, III—$10,607,869; Ricardo Oberlander—$0; Ronald S. Rolfe—$166,404; Thomas C. Wajnert—$0; and John J. Zillmer—$1,593,279.

These interests may cause the directors and executive officers of RAI to view the proposals relating to the merger differently and more favorably than RAI shareholders generally may view them. For more information on the interests of RAI’s directors and executive officers in the merger, including the individual components of and the assumptions underlying such payments and benefits, see “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers” beginning on page [●] of this proxy statement/prospectus.

Board of Directors of BAT Following the Merger (See page [●])

Pursuant to the merger agreement, BAT will take all actions necessary to cause three directors serving on the RAI board of directors (other than directors designated for nomination by B&W) immediately prior to completion of the merger to be appointed as members of the BAT board of directors upon completion of the merger. Such directors will be selected by BAT prior to the completion of the merger after consultation with the Transaction Committee. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Board of Directors of BAT Following the Merger” on page [●] of this proxy statement/prospectus.

Regulatory Approvals for the Merger (See page [●])

Completion of the merger is conditioned upon the expiration or termination of the waiting period relating to the merger under the HSR Act and the earlier of the expiration of the waiting period required by the Japanese merger control regulations and the receipt of clearance from the Japan Fair Trade Commission.

Pursuant to the requirements of the HSR Act, BAT and RAI filed Notification and Report Forms with respect to the merger with the FTC and DOJ on February 6, 2017 and requested early termination of the HSR Act waiting period. The applicable HSR Act waiting period for the merger expired on March 8, 2017.

BAT and RAI intend to file notifications for the merger with the Japan Fair Trade Commission. Approval from the Japan Fair Trade Commission is expected to be received by the end of April 2017.

There can be no assurances that approval from the Japan Fair Trade Commission will be obtained and, if obtained, there can be no assurance as to the timing of such approval or the ability to obtain such approval on satisfactory terms. There can also be no assurances as to the absence of any litigation challenging regulatory approvals received.

See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Regulatory Approvals for the Merger” beginning on page [●] of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences (See page [●])

The receipt of BAT ADSs and cash in exchange for RAI common stock in the merger generally will be a taxable transaction to U.S. holders (as defined in “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes. A

U.S. holder of RAI common stock that receives BAT ADSs and cash in the merger generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the fair market value of BAT ADSs and cash, including any cash in lieu of fractional BAT ADSs, received in the merger, and (2) such holder’s adjusted tax basis in such holder’s RAI common stock exchanged therefor. The determination of the actual tax consequences of the merger to a holder of RAI common stock will depend on the holder’s specific situation. Holders of RAI common stock should consult their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences” beginning on page [●] of this proxy statement/prospectus.

Material UK Tax Consequences (See page [●])

The receipt of BAT ADSs and cash in exchange for RAI common stock in the merger generally will be a taxable transaction for UK tax purposes. A UK holder of RAI common stock who receives BAT ADSs and cash in the merger generally will recognize a capital gain or loss equal to the difference, if any, between (1) the sum of the fair market value of BAT ADSs and cash, including any cash in lieu of fractional BAT ADSs, received in the merger, and (2) such holder’s base cost for UK tax purposes in such holder’s RAI common stock exchanged thereunder. The determination of the actual tax consequences of the merger for a UK holder of RAI common stock will depend on the holder’s specific situation. Holders of RAI common stock should consult their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of any UK and foreign tax laws and of changes in those laws. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Material UK Tax Consequences” beginning on page [●] of this proxy statement/prospectus.

Accounting Treatment (See page [●])

The merger will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3, Business Combinations, which requires that one company is designated as the acquirer for accounting purposes. BAT will be treated as the accounting acquirer, and accordingly, will record assets acquired, including identifiable intangible assets, and liabilities assumed from RAI at their respective fair values at the date of completion of the merger. Any excess of the purchase price over the net fair value of such assets and liabilities will be recorded as goodwill. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Accounting Treatment” beginning on page [●] of this proxy statement/prospectus.

Treatment of RAI Equity Awards (See page [●])

Cash-Out RSUs

Upon the completion of the merger, each outstanding cash-out RSU will be canceled and converted into the right to receive (1) the merger consideration for each share of RAI common stock subject to such cash-out RSU, subject to applicable proration, and (2) cash for any dividend equivalent right in respect of such cash-out RSU, in each case, less any required withholding taxes. If a cash-out RSU is also an RAI performance share, the number of shares of RAI common stock deemed subject to such cash-out RSU will be determined by the RAI board of directors (or a committee of the RAI board of directors) prior to the completion of the merger in accordance with the applicable award agreement and after reasonable consultation with BAT.

RAI DSUs

Upon the completion of the merger, each outstanding RAI DSU will be canceled and converted into the right to receive the merger consideration, or another form of payment as required by the applicable benefit plan that is equal in value to the merger consideration, for each share of RAI common stock subject to such RAI DSU, less any required withholding taxes. The timing of any payment for each outstanding RAI DSU will be in accordance with the EIAP or DCP, the applicable award agreement and any related deferral election.

Rollover RSUs

Upon the completion of the merger, each outstanding rollover RSU will be converted into a restricted stock unit of BAT with respect to a target number of BAT ADSs (rounded down to the nearest whole BAT ADS and with any fractional BAT ADSs settled in cash) equal to the product of (1) the target number of shares of RAI common stock subject to the rollover RSU immediately prior to the completion of the merger and (2) the RSU exchange ratio subject to adjustment as provided in the merger agreement to prevent dilution (each referred to as an adjusted RSU). Each adjusted RSU will be subject to substantially the same terms and conditions applicable to the related rollover RSU immediately prior to the completion of the merger, except that the form of payment upon vesting and settlement will be in BAT ADSs. If the rollover RSU was subject to performance-based vesting prior to the completion of the merger, then the adjusted RSU will continue to provide for performance-based vesting following the completion of the merger based on performance metrics agreed upon by BAT and RAI.

Listing of BAT Ordinary Shares, Listing of BAT ADSs and Delisting and Deregistration of RAI Common Stock (See page [●])

Under the terms of the merger agreement, BAT is required to use its reasonable best efforts to cause (1) the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration to be approved for admission to the premium listing segment of the Official List of the UKLA and to trading on the main market for listed securities of the LSE, subject only to the issue of such BAT ordinary shares upon completion of the merger, and (2) the BAT ADSs to be issued as the stock portion of the merger consideration to be approved for listing on the NYSE, subject to official notice of issuance, each prior to the completion of the merger. It is a condition to both parties’ obligations to complete the merger that such approvals are obtained. Accordingly, application will be made to have the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration approved for listing by the UKLA and to trading on the main market for listed securities on the LSE and for the BAT ADSs to be issued as the stock portion of the merger consideration approved for listing on the NYSE. Application will also be made to have BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration to be listed on the JSE.

As a result of the registration of BAT’s ordinary shares with the SEC pursuant to the registration statement of which this proxy statement/prospectus forms a part, BAT will become subject to the periodic reporting requirements under the Exchange Act and BAT’s ADR program, including the existing BAT ADSs issued as part of that program, will be automatically converted to a Level 3 ADR program upon completion of the merger with no action required by the holders of existing BAT ADSs. Following the completion of the merger, existing BAT ADSs will be fungible with the BAT ADSs to be issued as the stock portion of the merger consideration.

If the merger is completed, there will no longer be any publicly held shares of RAI common stock. Accordingly, RAI common stock will be delisted from the NYSE and will be deregistered under the Exchange Act as soon as practicable following the completion of the merger, and RAI will no longer be required to file periodic reports with the SEC in respect of RAI common stock.

Periodic Reporting under United States Securities Laws

Under the Exchange Act, for so long as BAT continues to qualify as a foreign private issuer, BAT will be required to publicly file with the SEC an annual report on Form 20-F within four months of the end of the financial year covered by the report. As a foreign private issuer, BAT will also be required to publicly furnish to the SEC current reports on Form 6-K promptly after the occurrence of specified significant events, including material information that it makes or is required to make public pursuant to English law, files or is required to file with any stock exchange on which BAT ordinary shares trade and which was made public by that exchange, or is otherwise distributed or required to be distributed to shareholders of BAT. As a foreign private issuer listed on the NYSE, BAT will also be required to submit semi-annual financial statements on Form 6-K to the SEC within six months of the end of the relevant second quarter.

If BAT no longer qualified as a foreign private issuer, BAT would be required to publicly file with the SEC an annual report on Form 10-K within 90, 75 or 60 days of the end of the financial year covered by the report, with the time period determined based on BAT’s aggregate worldwide market value, the period of time for which it is has been subject to SEC reporting requirements and certain other factors. In addition, BAT would be required to publicly file with the SEC quarterly reports on Form 10-Q within 45 or 40 days (depending on the same factors) of the end of the applicable financial quarter. BAT would also be required to publicly file with the SEC current reports on Form 8-K typically within four business days after the occurrence of specified significant events, and under Regulation FD, BAT would be required to simultaneously or promptly make public disclosure of any material nonpublic information shared with securities market professionals or shareholders of BAT who are reasonably likely to trade on the basis of the information. Further, BAT would be subject to certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act, and members of the BAT board of directors, the BAT Group management board and principal shareholders of BAT would be subject to the disclosure and other requirements of Section 16 of the Exchange Act in respect of their ownership of, and transactions in, BAT securities.

NYSE Rules

For so long as the BAT ADSs will be listed on the NYSE, BAT will be required to meet certain requirements relating to ongoing communication and disclosure to holders of BAT ADSs, including a requirement to make any annual report filed with the SEC simultaneously available on or through BAT’s website and to comply with the timely alert policy of the NYSE with respect to earnings and dividend announcements, combination transactions, tender offers, stock splits, major management changes and any substantive items of an unusual or non-recurrent nature. Subject to certain exceptions, the rules of the NYSE permit a foreign private issuer to follow its home country practice in lieu of the corporate governance requirements of the NYSE, including, for example, certain board, committee and director independence requirements. Foreign private issuers are, however, required to comply with the audit committee independence requirements imposed by Section 10A-3 of the Exchange Act. BAT will be required to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards in its annual report on Form 20-F filed with the SEC or on its website.

Merger Fees and Expenses (See page [●])

Generally, all fees and expenses incurred in connection with the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such fees and expenses, whether or not the merger is completed. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Merger Fees and Expenses” beginning on page [●] of this proxy statement/prospectus. In certain circumstances, BAT or RAI may be required to pay a termination fee to the other party.

Certain Effects of the Merger (See page [●])

If the conditions to the completion of the merger are either satisfied or, to the extent legally permissible, waived, Merger Sub will be merged with and into RAI. As a result of the merger, the separate corporate existence of Merger Sub will cease, and RAI will continue as the surviving corporation in the merger and an indirect, wholly owned subsidiary of BAT. Upon the completion of the merger, each share of RAI common stock (other than shares of RAI common stock owned by the BAT Group or excluded holders) will be automatically converted into the right to receive the merger consideration, consisting of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share plus (2) $29.44 in cash, without interest. No fractional BAT ADSs will be issued in the merger, and RAI shareholders will receive cash in lieu of fractional BAT ADSs. Following completion of the merger, RAI common stock will no longer be publicly traded, and shareholders will cease to have any ownership interest in RAI.

No Solicitation of Alternative Proposals (See page [●])

RAI has agreed, except as otherwise provided in the merger agreement, not to, and not to authorize or permit any of its subsidiaries or any of its or their respective officers, directors, employees or representatives to, directly or indirectly:

•	solicit, initiate, knowingly encourage, induce or facilitate, or furnish or disclose non-public information in furtherance of, any “company takeover proposal,” as defined under “The Merger Agreement—No Solicitation of Takeover or Alternative Proposals” beginning on page [●] of this proxy statement/prospectus, or any inquiry or proposal that would reasonably be expected to result in or lead to a company takeover proposal;

•	enter into any agreement with respect to any company takeover proposal (except certain confidentiality agreements in accordance with the merger agreement); or

•	enter into, participate in or continue any discussions or negotiations with any person (other than its representatives) regarding, or furnish or disclose to any person any non-public information with respect to, or otherwise cooperate in any way with any person (whether or not a person making a company takeover proposal) with respect to, any company takeover proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a company takeover proposal.

Additionally, RAI has agreed to (1) immediately cease and cause to be terminated all discussions or negotiations with any person conducted prior to the date of the merger agreement with respect to a company takeover proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a company takeover proposal, (2) promptly request each person, if any, that has executed a confidentiality agreement in the last 12 months in respect of a company takeover proposal to return or destroy all information RAI or its subsidiaries or representatives have furnished to such person or its representatives and (3) reasonably promptly terminate all physical and electronic data room access previously granted to any such person or its representatives.

Notwithstanding these restrictions, the merger agreement provides that at any time prior to obtaining the RAI shareholder approvals, RAI and its representatives may, in response to a written company takeover proposal that the RAI board of directors or the Transaction Committee determines in good faith (after consultation with its outside legal counsel and financial advisor) is bona fide and constitutes, or is reasonably expected to result in or lead to, a “superior proposal,” as defined under “The Merger Agreement—No Solicitation of Takeover or Alternative Proposals” beginning on page [●] of this proxy statement/prospectus, and which was unsolicited, was made after the date of the merger agreement and did not otherwise result from a breach of the non-solicitation obligations described above, subject to compliance with the provisions of the merger agreement described in the following paragraph, take the following actions:

•	furnish information to the person making such company takeover proposal and its representatives (provided that all such information has been or is provided to BAT prior to or substantially concurrent with the time it is provided to such person) pursuant to a confidentiality agreement that meets certain requirements set forth in the merger agreement; and

•	participate in discussions regarding the terms of such company takeover proposal and the negotiation of such terms with, and only with, the person or group of persons making such company takeover proposal and its representatives.

However, prior to taking any such action, the RAI board of directors or the Transaction Committee, as applicable, must determine in good faith after consultation with its outside legal counsel that providing such information or engaging in such negotiations or discussions is reasonably likely to be required for the directors to comply with their fiduciary duties under applicable law.

The merger agreement also requires RAI to (1) promptly, and in any event within 24 hours, advise BAT in writing of any company takeover proposal or any request for non-public information or inquiry that would reasonably be expected to result in, lead to or that contemplates a company takeover proposal, the identity of the person making such company takeover proposal, request or inquiry and the material terms of such company takeover proposal, request or inquiry, (2) keep BAT informed in all material respects on a reasonably current basis of the status, including any change to the material terms of such company takeover proposal, and (3) provide BAT copies of any draft definitive agreements or term sheets sent or provided to or by RAI from or to any third party in connection with a company takeover proposal as soon as practicable after receipt or delivery of the same.

BAT has agreed, except as otherwise provided in the merger agreement, not to, and not to authorize or permit any of its subsidiaries or any of its or their respective officers, directors, employees or representatives to, directly or indirectly:

•	solicit, initiate, knowingly encourage, induce or facilitate, or furnish or disclose non-public information in furtherance of, an “alternative proposal,” as defined under “The Merger Agreement—No Solicitation of Takeover or Alternative Proposals” beginning on page [●] of this proxy statement/prospectus, or any inquiry or proposal that would reasonably be expected to result in or lead to an alternative proposal;

•	enter into any agreement with respect to any alternative proposal (except certain confidentiality agreements in accordance with the merger agreement); or

•	enter into, participate in or continue any discussions or negotiations with any person (other than its representatives) regarding, or furnish or disclose to any person any non-public information with respect to, or otherwise cooperate in any way with any person (whether or not a person making an alternative proposal) with respect to, any alternative proposal or any inquiry or proposal that would reasonably be expected to result in or lead to an alternative proposal.

Additionally, BAT has agreed to (1) immediately cease and cause to be terminated all discussions or negotiations with any person conducted prior to the date of the merger agreement with respect to an alternative proposal or any inquiry or proposal that would reasonably be expected to result in or lead to an alternative proposal, (2) promptly request each person, if any, that has executed a confidentiality agreement in the last 12 months in respect of an alternative proposal to return or destroy all information BAT or its subsidiaries or representatives have furnished to such person or its representatives and (3) reasonably promptly terminate all physical and electronic data room access previously granted to any such person or its representatives.

Notwithstanding these restrictions, the merger agreement provides that at any time prior to obtaining the BAT shareholder approval, BAT and its representatives may, in response to a written alternative proposal that the BAT board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) is bona fide and constitutes, or is reasonably expected to result in or lead to, a “superior alternative proposal,” as defined under “The Merger Agreement—No Solicitation of Takeover or Alternative Proposals” beginning on page [●] of this proxy statement/prospectus, and which was unsolicited, was made after the date of the merger agreement and did not otherwise result from a breach of the non-solicitation obligations described above, subject to compliance with the provisions of the merger agreement described in the following paragraph, take the following actions:

•	furnish information to the person making such alternative proposal and its representatives (provided that all such information has been or is provided to RAI prior to or substantially concurrent with the time it is provided to such person) pursuant to a confidentiality agreement that meets certain requirements set forth in the merger agreement; and

•	participate in discussions regarding the terms of such alternative proposal and the negotiation of such terms with, and only with, the person or group of persons making such alternative proposal and its representatives.

However, prior to taking any such action, the BAT board of directors must determine in good faith after consultation with its outside legal counsel that providing such information or engaging in such negotiations or discussions is reasonably likely to be required for the directors to comply with their fiduciary duties under applicable law.

The merger agreement also requires BAT to (1) promptly, and in any event within 24 hours, advise RAI in writing of any alternative proposal or any request for non-public information or inquiry that would reasonably be expected to result in or lead to or that contemplates an alternative proposal, the identity of the person making such alternative proposal, request or inquiry and the material terms of such alternative proposal, request or inquiry, (2) keep RAI informed in all material respects on a reasonably current basis of the status, including any change to the material terms of such alternative proposal, and (3) provide RAI copies of any draft definitive agreements or term sheets sent or provided to or by such party from or to any third party in connection with an alternative proposal as soon as practicable after receipt or delivery of the same.

Completion of the Merger is Subject to Certain Conditions (See page [●])

The obligations of each of BAT and RAI to complete the merger are subject to the satisfaction or, to the extent legally permissible (and except with respect to the condition described in the second bullet below, which shall not be waivable) waiver on or prior to the completion date of the following conditions:

•	the approval of the merger agreement by holders of a majority of the outstanding shares of capital stock of RAI entitled to vote as of the RAI record date (the Series B preferred stock of RAI, all of which is owned by a wholly owned subsidiary of RAI, is not entitled to vote);

•	receipt of the unaffiliated shareholder approval;

•	receipt of the BAT shareholder approval;

•	the approval for listing of the BAT ADSs issuable as the stock portion of the merger consideration on the NYSE (subject to official notice of issuance);

•	the approval for admission of the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration on the premium listing segment of the Official List of the UKLA and to trading on the main market for listed securities of the LSE subject only to the issue of such BAT ordinary shares upon the completion of the merger;

•	the expiration or termination of the applicable waiting period under the HSR Act and the earlier of the expiration of the waiting period required by the Japanese merger control regulations and the receipt of clearance from the Japan Fair Trade Commission;

•	the absence of any legal restraints that prevent, make illegal or prohibit the completion of the merger or the issuance of the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration;

•	declaration by the SEC of the effectiveness of the registration statement filed on Form F-4 of which this proxy statement/prospectus forms a part and of the registration statement on Form F-6 relating to the BAT ADSs to be issued as the stock portion of the merger consideration (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order);

•	the filing of the BAT prospectus and BAT circular with the UKLA, the approval of such prospectus and circular by the UKLA and the mailing of the BAT circular and the publishing of the BAT prospectus, in each case, in accordance with applicable rules and regulations;

•	the other party having performed in all material respects all obligations required to be performed by it under the merger agreement that are required to be performed on or prior to the completion date and each party having received a certificate signed by the chief executive officer, chief financial officer or the finance director of the other party, as applicable, certifying that such condition has been satisfied;

•	the representations and warranties of the other party relating to organization, standing and power, capital structure, authority, execution and delivery, enforceability, and, in the case of RAI, the representations and warranties relating to brokers, schedules of fees and expenses and opinions of financial advisors being true and correct in all material respects as of the date of the merger agreement and as of the completion date (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•	the representation and warranty of the other party relating to the absence of a material adverse effect on the other party being true and correct in all respects as of the date of the merger agreement and as of the completion date;

•	each other representation and warranty of the other party being true and correct (ignoring any “materiality” or “material adverse effect” qualifiers) as of the date of the merger agreement and as of the completion date (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect; and

•	receipt of an officer’s certificate executed by the chief executive officer, chief financial officer or the finance director of the other party certifying that the three preceding conditions have been satisfied.

In addition, the obligations of BAT and Merger Sub to complete the merger are conditioned on the absence of any antitrust restriction, as defined under “The Merger Agreement—Efforts to Complete the Merger” beginning on page [●] of this proxy statement/prospectus.

Termination of the Merger Agreement (See page [●])

The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after receipt of the RAI shareholder approvals or the BAT shareholder approval, under the following circumstances:

•	by mutual written consent of BAT and RAI (in the case of RAI, acting through or on the recommendation of the Transaction Committee); or

•	by either BAT or RAI (in the case of RAI, acting through or on the recommendation of the Transaction Committee) in the event that:

•

the merger is not completed by the end date, except that no party may terminate the merger agreement if the merger is not completed by the end date if such party has breached a representation, warranty or covenant in the merger agreement and such breach has been a principal cause of or resulted in the failure of the transactions contemplated by the merger agreement to be completed on or before the end date (and, in the event all conditions to the completion of the merger have been satisfied but the end date, by its terms, would occur before the expiration of the five business days contemplated in the merger agreement (related to the completion of the financing of the merger), the end date will be extended by the number of days necessary to provide BAT with such five business day period);

•	a legal restraint that prevents, makes illegal or prohibits the completion of the merger or the issuance of the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration has become final and nonappealable, as long as the terminating party has complied in all material respects with its obligations to use its reasonable best efforts to complete the merger and the other transactions contemplated by the merger agreement as promptly as practicable (as described in “The Merger Agreement—Efforts to Complete the Merger” beginning on page [●] of this proxy statement/prospectus);

•	the RAI shareholders vote on and fail to approve the merger agreement at the special meeting;

•	BAT shareholders vote on and fail to approve the merger agreement or to authorize the BAT directors to allot and issue the BAT ordinary shares underlying the BAT ADSs to be issued as the stock portion of the merger consideration at the general meeting;

•	the other party breaches or fails to perform any of its covenants or agreements in the merger agreement, or if the other party’s representations or warranties fail to be true and correct, in either case, such that the applicable conditions to the terminating party’s obligations to complete the merger would not then be satisfied and such breach is not capable of being cured by the end date or has not been cured within 30 days after giving written notice to the other party of such breach, except that no party may terminate the merger agreement for this reason if such party is then in material breach of any covenant or agreement in the merger agreement or if such party’s representations or warranties are not true and correct such that the applicable conditions to the other party’s obligations to complete the merger would not then be satisfied; or

•	prior to obtaining the approval of the other party’s shareholders required to complete the merger, the board of directors of the other party (or any committee thereof) (1) withholds, withdraws, modifies or qualifies (in a manner adverse to the terminating party) or proposes publicly to withhold, withdraw, modify or qualify (in a manner adverse to the terminating party), its recommendation to its shareholders to vote in favor of approving the merger agreement and in the case of BAT, the share issuance, or (2) approves, recommends or declares advisable or proposes publicly to approve, recommend or declare advisable an alternative proposal, as defined under “The Merger Agreement—No Solicitation of Takeover or Alternative Proposals” beginning on page [●] of this proxy statement/prospectus, in the case of BAT, or a company takeover proposal, as defined under “The Merger Agreement—No Solicitation of Takeover or Alternative Proposals” beginning on page [●] of this proxy statement/prospectus, in the case of RAI.

If the merger agreement is terminated, the merger agreement will become void and have no effect, without any liability or obligation on the part of any party, except in the case of a willful and material breach of the merger agreement and except that certain provisions of the merger agreement, including those relating to confidentiality, the indemnification obligations of BAT in connection with the financing, fees and expenses (including termination fees), effect of termination and certain other general provisions, will survive termination of the merger agreement. If either party receives any payments for damages from another party as a result of a breach of the merger agreement and also receives a termination fee, the amount of such payments for damages made by the applicable party as a result of any such breaches will be reduced by the amount of such termination fee.

Expenses and Termination Fees Under the Merger Agreement (See pages [●])

Except as described below, each party will pay all fees and expenses incurred by it in connection with the merger agreement and the transactions contemplated by the merger agreement.

If the merger agreement is terminated, BAT will be entitled to receive a termination fee of $1.0 billion from RAI in the event that:

•	the RAI board of directors or any committee thereof changes its recommendation and either (1) the merger agreement is terminated because the RAI shareholder approvals are not obtained at the special meeting or no special meeting is held prior to the end date or (2) BAT terminates the merger agreement as a result of such change in recommendation; or

•	(1) the merger agreement is terminated (or in certain circumstances could have been terminated) because the merger has not occurred by the end date (and at such time all antitrust approvals have been obtained and no legal restraint preventing the completion of the merger is in effect), the RAI shareholder approvals are not obtained at the special meeting or RAI breached its obligations under the merger agreement, (2) prior to such termination, shareholder vote or breach, as applicable, and after the date of the merger agreement, a company takeover proposal that contemplates acquiring a majority of the capital stock or assets of RAI was made or made known to RAI or its shareholders and (3) within 12 months after such termination, RAI or any of its subsidiaries enters into a definitive agreement with respect to, or completes, such company takeover proposal.

If the merger agreement is terminated, RAI will be entitled to receive a termination fee of $1.0 billion from BAT in the event that:

•	the BAT board of directors or any committee thereof changes its recommendation and either (1) the merger agreement is terminated because BAT shareholder approval is not obtained at the general meeting or no general meeting is held prior to the end date or (2) RAI terminates the merger agreement as a result of such change in recommendation; or

•	(1) the merger agreement is terminated (or in certain circumstances could have been terminated) because the merger has not occurred by the end date (and at such time all antitrust approvals have been obtained, no legal restraint preventing the completion of the merger is in effect and no antitrust restriction is in effect), the BAT shareholder approval is not obtained at the general meeting or BAT breached its obligations under the merger agreement, (2) prior to such termination, shareholder vote or breach, as applicable, and after the date of the merger agreement, an alternative proposal that contemplates acquiring a majority of the capital stock or assets of BAT is publicly proposed or announced and (3) within 12 months after such termination, BAT enters into a definitive agreement with respect to, or completes, such alternative proposal.

In addition, the merger agreement provides that RAI will be entitled to receive a termination fee of $500.0 million from BAT in the event that the merger agreement is terminated because the merger has not occurred by the end date and at the time of termination (1) all antitrust approvals that are conditions to completion of the merger have not been obtained, a legal restraint attributable to an antitrust law is in effect that prevents the completion of the merger or an antitrust restriction is in effect and (2) all other conditions to completion of the merger have been satisfied (or, in the case of any condition that by its nature is to be satisfied at completion, would be satisfied if the completion were to occur on the date of such termination). RAI will also be entitled to receive a termination fee of $500.0 million from BAT in the event that the merger agreement is terminated because a legal restraint attributable to an antitrust law that prevents the completion of the merger has become final and nonappealable. BAT will not be required to pay the termination fees described in this paragraph if RAI has not complied with its obligation to use reasonable best efforts to complete the merger as promptly as practicable. See “The Merger Agreement—Efforts to Complete the Merger” beginning on page [●] of this proxy statement/prospectus for details on the efforts RAI is required to use to complete the merger.

Comparison of Shareholder Rights (See page [●])

RAI shareholders will have different rights once they become BAT shareholders due to differences between the organizational documents of BAT and RAI and differences between North Carolina law, where RAI is incorporated, and the laws of England and Wales, where BAT is incorporated. See “Comparison of Shareholder Rights” beginning on page [●] of this proxy statement/prospectus.

Appraisal Rights (See page [●] and Annex E)

Under North Carolina law, holders of shares of RAI common stock on the RAI record date who (1) are entitled to vote on the proposal to approve the merger agreement, (2) do not vote in favor of the proposal to approve the merger agreement, (3) properly deliver notice of their intent to demand payment for their shares of RAI common stock and (4) who otherwise comply with the requirements of Article 13 of the NCBCA will be entitled to seek appraisal for, and obtain payment in cash for the “fair value” of, their shares of RAI common stock (plus interest) in lieu of receiving the merger consideration if the merger is completed. These rights are occasionally referred to as appraisal rights in this proxy statement/prospectus. In addition, a participant in the RAI Savings Plan who instructs the trustee of the RAI Savings Plan to not vote the shares of RAI common stock that are considered allocated to such participant’s account in favor of the proposal to approve the merger agreement may further instruct the trustee of the RAI Savings Plan to exercise appraisal rights in connection with the merger under Article 13 of the NCBCA. The relevant provisions of the NCBCA are attached as Annex E to this proxy statement/prospectus. You are encouraged to read these provisions carefully and in their entirety.

A shareholder who properly asserts appraisal rights has no assurance that such holder will receive an amount more than the merger consideration and, in fact, may receive an amount the same as or even less than the merger consideration. This also applies to a participant in the RAI Savings Plan who instructs the trustee of the RAI Savings Plan to exercise appraisal rights in connection with the merger under Article 13 of the NCBCA. A beneficial owner may assert appraisal rights only if such beneficial owner also submits to RAI the record holder’s written consent to such assertion not later than the “Demand Deadline” and may assert appraisal rights only with respect to all shares of RAI common stock of which it is the beneficial owner.

To assist you in your determination of whether to assert your appraisal rights, a copy of the RAI Group’s consolidated financial statements (together with the report of RAI’s independent registered public accounting firm regarding such statements) contained in RAI’s Annual Report on Form 10-K for the year ended December 31, 2016, is attached as Annex G to this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus.

Multiple steps must be taken to properly assert and perfect appraisal rights. Moreover, due to the complexity of the procedures for asserting the right to seek appraisal, shareholders who are considering asserting such rights are encouraged to seek the advice of legal counsel. Failure to comply strictly with these provisions may result in loss of the right of appraisal. Voting against or abstaining from voting on the proposal to approve the merger agreement is not enough to satisfy the requirements of the NCBCA. A shareholder must also comply with all of the conditions relating to the separate written notice of intent to assert appraisal rights with respect to the merger and the other requirements set forth in Article 13 of the NCBCA.

Organizational Structure of the BAT Group Following Completion of the Merger

The following is a simplified organizational chart depicting the expected organizational structure of the BAT Group immediately following completion of the merger.

SPECIAL FACTORS RELATING TO RAI PROPOSAL I: APPROVAL OF THE MERGER AGREEMENT

General

This proxy statement/prospectus is being provided to RAI shareholders in connection with the solicitation of proxies by the RAI board of directors to be voted at the special meeting and at any adjournments or postponements of the special meeting. At the special meeting, RAI will ask its shareholders to vote on the approval of the merger agreement, including the plan of merger contained therein. Approval of the merger agreement is a condition to the obligations of RAI and BAT to complete the merger and requires (1) the affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of RAI capital stock entitled to vote as of the RAI record date and (2) obtaining the unaffiliated shareholder approval. The Series B preferred stock of RAI, all of which is owned by a wholly owned subsidiary of RAI, is not entitled to vote.

The merger agreement provides that, on the terms and subject to the conditions in the merger agreement, and in accordance with the NCBCA, upon the completion of the merger, Merger Sub will merge with and into RAI. As a result of the merger, the separate corporate existence of Merger Sub will cease, and RAI will continue as the surviving corporation in the merger and an indirect, wholly owned subsidiary of BAT. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. You are urged to read the merger agreement in its entirety because it is the legal document that governs the merger. For a summary of the merger agreement, see “The Merger Agreement” beginning on page [●] of this proxy statement/prospectus.

If the merger is completed, each share of RAI common stock (other than shares of RAI common stock owned by the BAT Group or excluded holders) automatically will be converted into the right to receive the merger consideration, consisting of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share plus (2) $29.44 in cash, without interest. No fractional BAT ADSs will be issued in the merger, and RAI shareholders will receive cash in lieu of fractional BAT ADSs.

Based on the closing price of a BAT ordinary share of £47.63 and the Sterling-Dollar exchange rate of 1.2056, in each case, on January 16, 2017, the last trading day of the BAT ordinary shares before the public announcement of the merger agreement, the merger consideration represented approximately $59.64 in value per share of RAI common stock. Based on the closing price of a BAT ordinary share of £51.92 and the Sterling-Dollar exchange rate of 1.2377, in each case, on March 17, 2017, the most recent practicable trading day prior to the date of this proxy statement/prospectus, the merger consideration represented approximately $63.24 in value for each share of RAI common stock. Based on the number of shares of RAI common stock outstanding as of March 10, 2017, the number of BAT ordinary shares outstanding as of March 16, 2017 and the total number of shares of RAI common stock issuable under outstanding RAI equity awards that are expected to be settled for BAT ADSs in connection with the merger, former RAI shareholders (other than the BAT Group) will own approximately 19% of BAT’s share capital.

Background of the Merger

BAT has been a significant shareholder of RAI since the B&W business combination was completed on July 30, 2004. In connection with the B&W business combination, RAI, B&W and BAT entered into the governance agreement, which contains several limitations that preclude the BAT parties from exercising control over RAI and sets forth, among other things, B&W’s right to designate for nomination five (but not more than five) directors to the RAI board of directors, which since the B&W business combination has been composed of at least thirteen directors but, since the Lorillard merger, has been temporarily increased to fourteen directors. Pursuant to the terms of the governance agreement, three of the five RAI directors designated by B&W are required to be independent of RAI and BAT under applicable NYSE listing standards. The other two designees may be executive officers of BAT or any of its subsidiaries. Further, the governance agreement included a 10-year standstill period that, prior to its expiration by its terms in 2014, prohibited the BAT Group from acquiring, or making a disclosable proposal to acquire, beneficial ownership of additional shares of RAI common stock during the standstill period.

In June 2015, in connection with the issuance of newly issued shares of RAI common stock in the Lorillard merger, the BAT Group invested approximately $4.7 billion and acquired a number of newly issued shares of RAI common stock sufficient for the BAT Group to maintain its approximate 42% beneficial ownership in RAI.

Since the B&W business combination, members of each of the RAI Group and the BAT Group have entered into a variety of commercial transactions, including a vapor collaboration agreement and contract manufacturing agreements. See “—Certain Relationships between BAT and RAI” beginning at page [●] of this proxy statement/prospectus for a summary of those transactions. However, the parties have not engaged in any substantive discussions regarding a combination of the two companies during the standstill period or thereafter other than as described below.

The RAI board of directors, together with RAI’s management, periodically reviews and considers RAI’s long-term strategic plan and potential strategic alternatives and business plans for RAI as part of its ongoing efforts to strengthen RAI’s overall business and continue to deliver value to RAI shareholders.

The BAT board of directors, together with BAT’s senior management, regularly reviews strategic opportunities to enhance value for the BAT shareholders, including through acquisitions of and investments in other companies including RAI. Since the B&W business combination, as part of this regular review, senior management of BAT and the BAT board of directors (in consultation with outside legal and financial advisors) have periodically evaluated the feasibility and attractiveness of, among other things, acquiring the outstanding shares of RAI common stock not owned by the BAT Group. As part of these regular reviews, in the fall of 2015, senior management of BAT initiated discussions with representatives from Centerview and Deutsche Bank to evaluate, and review with the BAT board of directors, various alternatives for acquiring the outstanding shares of RAI common stock not owned by the BAT Group, including the feasibility and attractiveness of pursuing a merger of equals transaction with RAI. This evaluation ended without BAT making any proposal for a transaction to RAI.

In September 2016, in connection with a regular review of strategic opportunities, BAT’s senior management consulted with its outside legal counsel, Cravath, Swaine & Moore LLP, referred to as Cravath, and Herbert Smith Freehills LLP, and initiated discussions with representatives from Centerview and Deutsche Bank regarding a potential acquisition of the shares of RAI common stock not owned by the BAT Group. BAT’s senior management retained the services of Centerview and Deutsche Bank in light of each firm’s respective qualifications and experience with the tobacco industry generally, public mergers in the United States and in the UK and advising companies in connection with going private transactions similar to the proposed transaction, and after determining each firm’s prior engagements by BAT and its affiliates over the past two years, including the nature of such work and the fees received. On October 20, 2016, BAT entered into formal engagement letters with each of Centerview, Deutsche Bank and UBS, in each case to act as BAT’s financial advisor with respect to the merger. On the same day, BAT entered into an engagement letter with Deutsche Bank and UBS to act as joint sponsors in relation to the merger.

In furtherance of this review, in September 2016, senior management of BAT formed an informal working group, composed of Nicandro Durante, the Chief Executive of BAT, Ben Stevens, the Finance Director of BAT, Tadeu Marroco, then Director Business Development of BAT (until his appointment as Regional Director, Western Europe of BAT in October 2016), James Barrett, Group Head of M&A of BAT, Robert Casey, Assistant General Counsel—Corporate of BAT, and Craig Harris, Head of Legal—M&A of BAT, referred to as the BAT steering committee, to further evaluate a potential acquisition of the shares of RAI common stock not owned by the BAT Group. The BAT steering committee conducted a preliminary review of a potential transaction with RAI throughout September 2016.

On October 5, 2016, the BAT steering committee held a meeting at which they reviewed materials prepared by Centerview and Deutsche Bank regarding, among other things, an illustrative analysis of the total consideration that could be payable in a potential transaction to acquire the shares of RAI common stock not owned by the BAT Group based on various offer premiums, including calculations of various financial metrics at these premium levels. Also at the meeting, the BAT steering committee discussed (1) various timelines for making a proposal to RAI regarding such a transaction and for completing a potential transaction, (2) the risks that leaks of a potential transaction could pose to BAT’s business and (3) the need for a strategic communications plan to address any such leaks. Based on its preliminary review, the BAT steering committee determined at the conclusion of the meeting that a transaction with RAI could be feasible at that time and that the BAT steering committee would undertake a formal review of the potential transaction.

On October 10, 2016, representatives of Centerview and Deutsche Bank met with Mr. Stevens to discuss the financial prospects of the combined company including considerations related to, among other things, (1) the strategic rationale for the acquisition of the shares of RAI common stock not owned by the BAT Group, including those factors described under the heading “BAT’s Purposes and Reasons for the Merger—Strategic Factors Considered by the BAT Board of Directors” on page [●] of this proxy statement/prospectus, (2) certain preliminary estimates of synergies that may be achievable from a potential transaction and an analysis of the illustrative total value of a potential transaction to BAT and RAI shareholders, (3) an updated analysis of the total consideration that could be payable in a potential transaction based on various offer premiums, including calculations of various financial metrics at these premium levels and the impact of the total consideration at these premium levels on certain operational metrics, and (4) a review of select consumer goods and tobacco precedent transactions, including an analysis of premiums paid and historical trading multiples.

On October 12, 2016, the BAT steering committee discussed its ongoing review and evaluation of a potential transaction with RAI and concluded that it was advisable to continue to evaluate a potential transaction and to provide an update to the BAT board of directors. At a meeting on October 13, 2016, members of the BAT steering committee and other senior management of BAT, together with representatives of Centerview and Deutsche Bank, updated the BAT board of directors regarding their ongoing assessment of the feasibility and attractiveness of a potential transaction with RAI. Among other things, the representatives of Centerview and Deutsche Bank and members of the BAT steering committee and other senior management of BAT discussed with the BAT board of directors various financial and valuation analyses relating to a potential acquisition of the shares of RAI common stock not owned by the BAT Group, including (1) a review of RAI’s and BAT’s historical share price performance and price to earnings ratios, (2) a review of select consumer goods and tobacco precedent transactions and (3) an analysis of the total consideration that could be payable in a potential transaction based on various offer premiums, including calculations of various financial metrics at these premium levels and the impact of the total consideration at these premium levels on certain operational metrics. Also discussed were key financing and structuring considerations for a potential transaction with RAI. At the conclusion of this meeting, the BAT board of directors directed the BAT steering committee and other senior management of BAT to continue to evaluate the potential transaction.

From October 13, 2016 to October 19, 2016, the BAT steering committee worked to complete its evaluation of the attractiveness and feasibility of a transaction pursuant to which BAT would acquire the outstanding shares of RAI common stock not owned by the BAT Group. On October 20, 2016, the BAT steering committee held a meeting at which it agreed that it would submit for the BAT board of directors’ consideration the terms of a non-binding proposal for BAT to acquire all of the outstanding shares of RAI common stock not owned by the BAT Group for a purchase price per share of RAI common stock consisting of 0.5502 of a BAT ordinary share and $24.13 in cash and request approval from the BAT board of directors to present this non-binding proposal to the RAI board of directors. At a meeting held on October 20, 2016, the BAT board of directors approved the terms of the proposal presented by senior management of BAT for BAT to acquire all of the outstanding shares of RAI common stock not owned by the BAT Group. The BAT board of directors decided to pursue the transaction at this time after considering, among other factors, the expected impact of a transaction on various financial and operational metrics of BAT and various other financial analyses, the tobacco industry and competitive environment, BAT’s ability to access attractive long-term funding rates and the largely complete integration of Lorillard into the RAI Group.

On October 20, 2016, following the close of trading of shares of RAI common stock on the NYSE, Susan Cameron, then President and Chief Executive Officer of RAI and a member of the RAI board of directors, received a telephone call from Mr. Durante informing her that BAT would be sending RAI a written, non-binding proposal to acquire all of the outstanding shares of RAI common stock not owned by the BAT Group. Mr. Durante also informed Ms. Cameron that due to BAT’s legal obligations under U.S. securities laws, BAT would be publicly disclosing its proposal the next day.

At approximately the same time, Thomas Wajnert, then Chairman of the RAI board of directors, received a voicemail from Richard Burrows, Chairman of the BAT board of directors, providing a similar message.

Later that evening, Mr. Wajnert and Ms. Cameron received a letter, referred to as the October 20 Proposal, addressed to the RAI board of directors from Mr. Durante, setting forth a non-binding proposal for BAT to acquire all of the outstanding shares of RAI common stock not owned by the BAT Group for a purchase price per share of RAI common stock consisting of 0.5502 of a BAT ordinary share and $24.13 in cash. The purchase price reflected in the October 20 Proposal represented $56.50 per share of RAI common stock based on the closing price of a BAT ordinary share of £48.03 and the Sterling-Dollar exchange rate of 1.2250, in each case, on October 20, 2016. The October 20 Proposal (1) included an acknowledgement that, consistent with the governance agreement, the proposed transaction between BAT and RAI would require the approval of a majority of the Other Directors, (2) provided that BAT would not pursue the proposed transaction without the approval of a majority of the then-current Other Directors and (3) provided that BAT expected that any definitive merger agreement in connection with the proposed transaction would include a non-waivable condition requiring the approval by a majority of the votes cast on the proposed transaction by the holders of shares of RAI common stock other than the BAT Group. Following receipt of the October 20 Proposal, the October 20 Proposal was disseminated to all members of the RAI board of directors and to both Jones Day, legal counsel to RAI, and Moore & Van Allen PLLC, legal counsel to the Other Directors, referred to as MVA.

On October 21, 2016, before the BAT ordinary shares began trading on the LSE, BAT issued a press release and filed an amendment to BAT’s Schedule 13D relating to its ownership interest in RAI, each of which disclosed the October 20 Proposal. On the same day, before shares of RAI common stock began trading on the NYSE, RAI issued a press release acknowledging receipt of the October 20 Proposal. The RAI press release also stated that the RAI board of directors would evaluate the October 20 Proposal and respond accordingly.

On October 24, 2016, the RAI board of directors held a meeting to discuss the October 20 Proposal. Prior to such meeting, both Jerome Abelman and Ricardo Oberlander, who are the two members of the RAI board of directors designated by B&W and who also are executive officers of BAT or one of its subsidiaries, voluntarily recused themselves from this meeting and notice of and participation in any other future meetings of the RAI board of directors at which the proposed transaction involving BAT or any potential alternative strategic transaction would be discussed or considered. Mr. Abelman and Mr. Oberlander also did not participate in any discussion or consideration of a potential transaction with the BAT board of directors or any BAT employees including the BAT steering committee. All references in this section of the proxy statement/prospectus to “RAI board of directors,” including references to actions taken unanimously by the RAI board of directors, refer to the RAI board of directors excluding Mr. Abelman and Mr. Oberlander. References to “senior management of BAT” do not include Mr. Abelman or Mr. Oberlander unless specifically indicated.

Also participating in the October 24, 2016 meeting were representatives of RAI management, Jones Day and MVA. Representatives of Jones Day reviewed with the RAI board of directors the principal terms of the October 20 Proposal, the relevant requirements under the governance agreement and the directors’ fiduciary duties in connection with considering the October 20 Proposal. Thereafter, the Other Directors met in executive session with representatives of MVA to discuss the principal terms of the October 20 Proposal, the governance agreement, the Other Directors’ fiduciary duties and next steps for the Other Directors. After discussion, the RAI board of directors determined that, in light of the requirements of the governance agreement, the Other Directors would have primary responsibility for considering and evaluating the October 20 Proposal and that only if the

Other Directors approved the October 20 Proposal would the RAI board of directors consider and evaluate any such transaction. The Other Directors also determined to identify and engage independent legal counsel (in addition to MVA) and a financial advisor to assist them in connection with their consideration and evaluation of the October 20 Proposal and any potential alternative strategic transaction. Following this meeting, Mr. Wajnert, Mr. Nowell, and Mr. Zillmer, with representatives of MVA present, interviewed potential legal advisors, each of whom had provided materials in advance of the interview. On October 25, 2016, the Other Directors met to discuss the interviews of the potential legal advisors. At that meeting, the Other Directors determined to retain Weil, Gotshal & Manges LLP, referred to as Weil, as additional legal counsel.

On October 28, 2016, the RAI board of directors held a meeting at which representatives of RAI management, Jones Day, Weil and MVA also participated. At this meeting, the RAI board of directors established the Transaction Committee, which was composed solely of all of the Other Directors at that time—Speaker Boehner, Mr. Jobin, Ms. Koeppel, Mr. Mensah, Mr. Nowell, Mr. Wajnert and Mr. Zillmer. The RAI board of directors delegated to the Transaction Committee the power and authority to, among other things, evaluate, discuss and negotiate the terms and conditions of, approve, recommend and/or reject (1) the October 20 Proposal (and any subsequent revision thereto), (2) any other potential transaction with BAT and (3) any potential alternative strategic transaction. Further, the RAI board of directors provided that, to the extent the Transaction Committee rejected the October 20 Proposal (or any subsequent revision thereto), such rejection would be on behalf of the RAI board of directors and RAI and would be final and binding on the RAI board of directors and RAI. RAI issued a press release on October 31, 2016 announcing that the Transaction Committee had been formed to evaluate the October 20 Proposal.

Immediately following the meeting of the RAI board of directors on October 28, 2016, the Transaction Committee held a meeting and confirmed the engagement of Weil and MVA as legal counsel to the Transaction Committee. Also at that meeting, the Transaction Committee, with representatives of Weil and MVA in attendance, discussed, among other things, the October 20 Proposal and potential next steps, including the engagement of a financial advisor. As part of the meeting, the Transaction Committee interviewed several investment banks to serve as its financial advisor, each of whom had provided materials in advance of the meeting. The Transaction Committee reviewed and considered such materials with representatives of Weil and MVA and determined that the contacts and relationships (including prior fees) of each financial advisor did not create conflicts that would preclude the Transaction Committee from engaging any of such financial advisors. The Transaction Committee ultimately determined to engage Goldman Sachs to act as its financial advisor on the basis of Goldman Sachs’ experience in the tobacco industry and in other similar transactions of this size, nature and complexity, its reputation in the investment banking community and its familiarity with RAI and its business. The Transaction Committee also considered the fact that Goldman Sachs had not been engaged to provide any M&A financial advisory services to the BAT Group over the prior two years for which it had received compensation and had no other material relationships with BAT or any of its affiliates that, in the Transaction Committee’s view, would reasonably be expected to impair its ability to perform its financial advisory services to the Transaction Committee. The Transaction Committee and Goldman Sachs entered into an engagement letter dated November 21, 2016.

RAI determined to engage each of J.P. Morgan and Lazard as financial advisors to the RAI board of directors, on the basis of each of J.P. Morgan’s and Lazard’s knowledge, familiarity and transactional history with RAI, their experience in the tobacco industry generally and in other similar transactions of this size, nature and complexity and their general reputation in the investment banking community. RAI also considered that neither J.P. Morgan nor Lazard had provided any M&A financial advisory services to the BAT Group over the prior two years and had no other material relationships with BAT or any of its affiliates that, in RAI’s and the RAI board of directors’ view, would reasonably be expected to impair its ability to perform its financial advisory services to RAI and the RAI board of directors. RAI entered into an engagement letter with J.P. Morgan on November 22, 2016 (effective October 30, 2016), and with Lazard on November 23, 2016.

On November 4, 2016, the Transaction Committee held a meeting at which representatives of RAI management, Goldman Sachs, Weil, MVA and Jones Day also participated. As part of the meeting,

representatives of Goldman Sachs discussed with the Transaction Committee Goldman Sachs’ preliminary views of the October 20 Proposal and the proposed transaction, including its initial observations regarding the financial implications for BAT. Representatives of Goldman Sachs also discussed with the Transaction Committee the likelihood of a third party emerging with an alternate proposal to acquire RAI. In particular, representatives of Goldman Sachs expressed their views that for various reasons, including BAT’s existing ownership interest in RAI, regulatory concerns, the relative sizes of competitors to RAI and the potential overlap of operations with certain competitors who might otherwise be large enough to consider acquiring RAI, it was unlikely that such a third party would emerge to make a proposal to acquire RAI. The representatives of Goldman Sachs also indicated that for similar reasons, including general concerns as to the regulatory scheme related to the tobacco industry and the size of RAI, it was unlikely that a private equity fund, hedge fund or other potential financial acquirer would seek to make a proposal to acquire RAI.

On November 8, 2016, the RAI board of directors held a meeting at which representatives of RAI management, J.P. Morgan, Goldman Sachs, Jones Day, Weil and MVA participated. As part of the meeting, representatives of RAI management reviewed for the RAI board of directors its financial forecast of RAI and the assumptions and sensitivities management had utilized in such forecast, and representatives of each of J.P. Morgan and Goldman Sachs discussed with the RAI board of directors their respective preliminary financial analyses of the October 20 Proposal and other matters relevant to evaluating the October 20 Proposal.

Also on November 8, 2016, the Transaction Committee held a meeting at which representatives of RAI management, Goldman Sachs, Weil and MVA participated. During the meeting, the representatives of Goldman Sachs discussed with the Transaction Committee a preliminary financial analysis of (1) the October 20 Proposal, including potential synergies that could result from a transaction between RAI and BAT, and (2) RAI on a standalone basis. During an executive session of the Transaction Committee and its advisors, representatives of Goldman Sachs and Weil then reviewed and discussed with the members of the Transaction Committee RAI’s potential strategic alternatives, as well as potential responses to the October 20 Proposal and related considerations, including BAT’s ability to pay a higher purchase price for RAI. Following discussion among the members of the Transaction Committee, the Transaction Committee unanimously determined that the October 20 Proposal did not adequately reflect RAI’s value and that the Transaction Committee would not make a counterproposal to BAT. The Transaction Committee then authorized Goldman Sachs to communicate to BAT’s financial advisors, Centerview and Deutsche Bank, the Transaction Committee’s rejection of the October 20 Proposal as inadequate. The RAI board of directors reconvened, and the Transaction Committee’s action was reported to the RAI board of directors.

On November 10, 2016, the Transaction Committee held a meeting, at which representatives of Goldman Sachs, Weil and MVA participated, to discuss the potential impact of the U.S. election result on a potential transaction with BAT.

On November 11, 2016, representatives of Centerview and Deutsche Bank provided a draft document to Mr. Stevens that reviewed the terms of, and the strategic and financial rationale for, the October 20 Proposal, including certain timing considerations, and discussed potential reactions from, and responses to, RAI relating to the October 20 Proposal. The draft document also reviewed, among other things (1) RAI’s historical share price performance and price to earnings ratios, (2) market reactions to the October 20 Proposal and (3) various metrics from select precedent tobacco transactions.

On November 11, 2016, at the direction of the Transaction Committee, a representative of Goldman Sachs communicated to representatives of Centerview and Deutsche Bank the Transaction Committee’s rejection of the October 20 Proposal as inadequate.

On November 15, 2016, at the direction of the Transaction Committee, representatives of Goldman Sachs met with representatives of BAT, Centerview and Deutsche Bank to discuss the Transaction Committee’s determination regarding the October 20 Proposal. During the meeting, at the Transaction Committee’s direction, representatives of Goldman Sachs shared the Transaction Committee’s view and representatives of BAT, Centerview and Deutsche Bank shared their views of potential synergies, tax benefits and other potential upsides from a transaction with BAT. At the direction of the Transaction Committee, representatives of Goldman Sachs also shared the Transaction Committee’s rationale for rejecting the October 20 Proposal and the conclusion of the Transaction Committee that BAT could potentially pay a higher purchase price.

On November 21, 2016, representatives of BAT, Centerview and Deutsche Bank met with representatives of Goldman Sachs to discuss BAT’s and RAI’s perspectives on the October 20 Proposal and potential limitations with respect to BAT’s ability to offer RAI a higher purchase price. During the meeting, representatives of BAT, Centerview and Deutsche Bank expressed BAT’s views regarding, among other things, the compelling value the October 20 Proposal represented to RAI shareholders in respect of both the standalone value and the effects from the potential transaction that RAI shareholders would enjoy as holders of a significant equity stake in the combined company, as well as various considerations relating to synergies and tax structuring. Representatives of Goldman Sachs shared the Transaction Committee’s view of potential synergies, tax benefits and other potential upsides from a transaction with BAT and reiterated RAI’s perspective that BAT could potentially pay a higher purchase price.

On November 23, 2016, representatives of BAT, Centerview and Deutsche Bank had a follow-up telephonic meeting with representatives of Goldman Sachs and J.P. Morgan (whose representatives participated at the request of the Transaction Committee and the RAI board of directors) to discuss each party’s preliminary perspectives on the financial implications of a transaction between RAI and BAT.

On November 23, 2016, the Transaction Committee received a telephonic update from representatives of Goldman Sachs regarding their meeting and subsequent communications among representatives of Goldman Sachs, J.P. Morgan, BAT, Centerview and Deutsche Bank regarding a potential transaction between RAI and BAT. It was agreed among the members of the Transaction Committee and representatives of Goldman Sachs that Goldman Sachs and J.P. Morgan should continue their discussions with BAT and its financial advisors.

As a further follow-up to the initial telephonic call on November 23, 2016, at the request of the Transaction Committee, representatives of BAT, Centerview and Deutsche Bank had a telephonic meeting with representatives of Goldman Sachs and, at the request of the Transaction Committee and the RAI board of directors, J.P. Morgan on November 29, 2016 to discuss BAT’s contemplated financing structure and the potential tax implications thereof in connection with a potential transaction between RAI and BAT.

On December 1, 2016, the RAI board of directors and the Transaction Committee held a meeting, at which representatives of RAI management, J.P. Morgan, Goldman Sachs, Jones Day and Weil participated, to discuss the most recent discussions among BAT and the parties’ respective financial advisors with respect to a potential transaction between RAI and BAT.

At a meeting held on December 5, 2016, the BAT board of directors received an update from senior management of BAT regarding the market reaction to the October 20 Proposal and the rejection received from the Transaction Committee. At this meeting, the BAT board of directors discussed various offer price ranges and various financial metrics at such offer prices and authorized senior management of BAT to continue to engage with the Transaction Committee and its advisors consistent with those discussions.

On December 5, 2016, Mr. Durante called Mr. Wajnert and presented him with a revised non-binding proposal, referred to as the December 5 Proposal, for BAT to acquire all of the outstanding shares of RAI common stock not owned by the BAT Group for a purchase price per share of RAI common stock consisting of 0.4923 of a BAT ordinary share and $29.44 in cash, which purchase price represented $56.60 per share of RAI common stock based on the closing price of a BAT ordinary share of £43.43 and the Sterling-Dollar exchange rate of 1.2703, in each case, on December 5, 2016. Immediately following that conversation, Mr. Durante sent Mr. Wajnert a letter setting forth the December 5 Proposal, and a representative of Centerview called a representative of Goldman Sachs to discuss the December 5 Proposal.

On December 7, 2016, the Transaction Committee held a meeting, at which certain other members of the RAI board of directors, representatives of RAI management, Goldman Sachs, J.P. Morgan, Weil, MVA and Jones Day participated, to discuss and evaluate the December 5 Proposal. Representatives of Goldman Sachs discussed with the Transaction Committee the terms of the December 5 Proposal. Representatives of Goldman Sachs and J.P. Morgan then discussed with the members of the RAI board of directors participating at the meeting their respective preliminary financial analyses of the December 5 Proposal and other matters relevant to evaluating the December 5 Proposal. As part of this discussion, a representative of Goldman Sachs informed the Transaction Committee that a representative of Centerview had suggested that the December 5 Proposal represented the maximum cash amount that BAT could offer based on BAT’s capital structure. During an executive session of the Transaction Committee, the members of the Transaction Committee further discussed the December 5 Proposal with representatives of Goldman Sachs, Weil and MVA, including, among other things, the value of the December 5 Proposal relative to the implied value of RAI on a standalone basis, the per share implied value of the December 5 Proposal as compared to the October 20 Proposal, and the potential execution risk and timing of a transaction with BAT. Following such discussion, a consensus emerged among the members of the Transaction Committee that the December 5 Proposal did not adequately reflect RAI’s value, and that the Transaction Committee would reject the December 5 Proposal without making a counterproposal to BAT.

Immediately following the determination of the Transaction Committee, Mr. Wajnert called Mr. Durante and informed him that the Transaction Committee had determined to reject the December 5 Proposal as inadequate but that the Transaction Committee believed there may be a strategic basis for a transaction between the parties at the right value. Mr. Durante expressed his view that a business combination between RAI and BAT continued to have strategic merit for both parties, but that BAT had offered the highest price it believed would be acceptable to BAT shareholders based on the information then available to BAT. Accordingly, Mr. Durante stated that BAT was not prepared to make any improvements to the December 5 Proposal at that time.

On December 8, 2016, at the direction of the Transaction Committee, a representative of Goldman Sachs had a telephonic discussion with a representative of Centerview regarding the status of discussions between the parties in connection with a potential transaction and proposed next steps. During the discussion, the representative of Centerview suggested that BAT could potentially be in a position to make an improved proposal to acquire RAI if BAT were permitted to undertake a limited due diligence review of RAI to identify the size and scope of potential synergies. In furtherance of that suggestion, the representative of Centerview then proposed that management of BAT and RAI should meet.

On December 9, 2016, representatives of Goldman Sachs conveyed to the Transaction Committee Centerview’s suggestion that BAT be permitted to undertake a limited due diligence review of RAI. Following discussion among the members of the Transaction Committee, a consensus emerged that the Transaction Committee should permit BAT to undertake a limited due diligence review of RAI so as to potentially enable BAT to make an improved proposal to acquire RAI, and that management of RAI and BAT should meet.

On December 12, 2016, at the direction of the Transaction Committee, representatives of Goldman Sachs spoke with representatives of Centerview and Deutsche Bank to agree on the agenda for due diligence sessions to begin on December 14, 2016 with respect to potential synergies. Further, on December 13, 2016, representatives of BAT management and RAI management spoke to confirm the topics to be covered during these sessions.

On December 14, 2016, RAI and BAT entered into a mutual non-disclosure agreement, which, in the case of BAT, supplemented its existing obligations under the governance agreement.

From December 14, 2016 through December 16, 2016, members of BAT management and BAT’s legal and financial advisors and, at the direction of the Transaction Committee, members of RAI management and RAI’s legal and financial advisors engaged in a series of meetings and exchanged information (including via an electronic dataroom) for the purpose of identifying and validating potential synergies that could result from a transaction between the parties.

Following those discussions, on December 20, 2016, Mr. Durante called Mr. Wajnert and presented him with a further revised non-binding proposal, referred to as the December 20 Proposal, for BAT to acquire all of the outstanding shares of RAI common stock not owned by the BAT Group for a purchase price per share of RAI common stock consisting of 0.5105 of a BAT ordinary share and $29.44 in cash, which purchase price represented $58.30 per share of RAI common stock based on the closing price of a BAT ordinary share of £45.52 and the Sterling-Dollar exchange rate of 1.2421, in each case, on December 19, 2016. Mr. Durante indicated that the December 20 Proposal was BAT’s final offer. Shortly following that call, Mr. Durante sent Mr. Wajnert a letter setting forth the December 20 Proposal, and a representative of Centerview called a representative of Goldman Sachs to discuss the December 20 Proposal. The letter stated that BAT believed the parties could move quickly to conduct confirmatory due diligence and finalize a merger agreement within the first two weeks of January 2017.

Later on December 20, 2016, the Transaction Committee held a meeting, at which additional members of the RAI board of directors and representatives of RAI management, Goldman Sachs, J.P. Morgan, Weil, MVA and Jones Day participated. Representatives of Goldman Sachs and J.P. Morgan discussed with the members of the RAI board of directors who participated in the meeting their respective preliminary financial analyses of the December 20 Proposal and other matters relevant to evaluating the December 20 Proposal. During an executive session of the Transaction Committee, the members of the Transaction Committee discussed with representatives of Goldman Sachs, Weil and MVA the December 20 Proposal. Following discussion, a consensus emerged among the members of the Transaction Committee that the December 20 Proposal was inadequate, and that the Transaction Committee would reject the December 20 Proposal on its current terms, but that the Transaction Committee would make a counterproposal to BAT. The members of the Transaction Committee and its advisors then discussed what the Transaction Committee should propose as a counteroffer to BAT, including risks and strategy associated with various counterproposals and what price the Transaction Committee viewed as adequately reflecting the intrinsic value of RAI. Following discussion among the members of the Transaction Committee, a consensus emerged for a counterproposal, referred to as the December 20 Counterproposal, for BAT to acquire all of the outstanding shares of RAI common stock not owned by the BAT Group for a purchase price per share of RAI common stock consisting of 0.535 of a BAT ordinary share and $29.44 in cash, which purchase price represented $59.69 per share of RAI common stock based on the closing price of a BAT ordinary share of £45.52 and the Sterling-Dollar exchange rate of 1.2421, in each case, on December 19, 2016.

Shortly following the Transaction Committee meeting, Mr. Wajnert called Mr. Durante to inform him of the Transaction Committee’s determination to reject the December 20 Proposal and of the Transaction Committee’s December 20 Counterproposal. Mr. Durante rejected RAI’s December 20 Counterproposal and stated that BAT’s December 20 Proposal was BAT’s maximum proposal. Mr. Durante further stated that BAT’s December 20 Proposal would remain open for the next three weeks if RAI determined to revisit a potential transaction in January.

On December 21, 2016, the Transaction Committee and RAI board of directors and their respective advisors held teleconferences to review the discussion that had taken place the prior day between Mr. Wajnert and Mr. Durante. Following discussion, each of the Transaction Committee and the RAI board of directors agreed that it would be in the best interests of RAI to conduct due diligence on the differences in BAT’s and RAI’s respective financial models in order to gain clarity with respect to their differing perspectives in relation to valuation. They also authorized representatives of RAI management to convey that view to representatives of BAT, which they did later that day, and the representatives of BAT agreed.

Over the course of the following two weeks, representatives of RAI management and BAT management and the parties’ respective financial advisors engaged in due diligence discussions regarding each of the parties’ financial models. On December 27, 2017 and December 30, 2017, representatives of RAI management and BAT management and the parties’ respective financial advisors had calls to discuss the parties’ respective financial models. At the conclusion of these discussions, the parties determined to meet on January 3, 2017 to continue the due diligence on those financial models.

On December 28, 2016, the Transaction Committee and RAI board of directors and their respective advisors held teleconferences to review and discuss the due diligence meetings that had taken place the prior week. The members of the Transaction Committee and RAI board of directors agreed that the parties should continue their discussions on January 3, 2017. Also, as part of the discussion of the Transaction Committee, the members of the Transaction Committee agreed that Mr. Nowell would be assuming the lead, on behalf of the Transaction Committee, in any future discussions with Mr. Durante in light of Mr. Wajnert’s impending retirement from the RAI board of directors effective December 31, 2016, which had been previously announced.

On January 3, 2017, representatives of RAI and BAT management and the parties’ respective financial and legal advisors met to continue their due diligence meetings regarding the parties’ respective financial models. Following the conclusion of the meetings, representatives of BAT communicated to representatives of RAI that BAT was interested in arranging a meeting between Mr. Nowell and Mr. Durante, in which Mr. Durante intended to discuss with Mr. Nowell the implications of the synergy analysis and due diligence work completed by BAT.

On January 5, 2017, the Transaction Committee held a meeting, at which representatives of RAI management, Goldman Sachs, J.P. Morgan, Weil, MVA and Jones Day participated. The members of the Transaction Committee discussed the possibility of continuing negotiations with BAT regarding a potential transaction, as well as the parameters of a proposal that they might be willing to accept. A consensus was reached among the members of the Transaction Committee that Mr. Nowell should meet with Mr. Durante to continue negotiations.

Following general discussions over dinner, the next morning on January 10, 2017, Mr. Durante presented Mr. Nowell with a further revised non-binding proposal for BAT to acquire all of the outstanding shares of RAI common stock not owned by the BAT Group for a purchase price per share of RAI common stock consisting of 0.5250 of a BAT ordinary share and $29.44 in cash, which purchase price represented $59.15 per share of RAI common stock based on the price of a BAT ordinary share of £46.58 and the Sterling-Dollar exchange rate of 1.2148, in each case, at or around 8:00 AM EST on January 10, 2017. Mr. Nowell responded that if BAT increased the exchange ratio portion of the proposal to 0.5260 of a BAT ordinary share, he believed (based on conversations he had had with certain members of the RAI board of directors) that the Transaction Committee and the RAI board of directors would accept the proposal. Mr. Durante advised Mr. Nowell that he would need to discuss Mr. Nowell’s suggestion with other BAT directors before making any further proposal.

Following the meeting of Mr. Durante and Mr. Nowell on January 10, 2017, each of the Transaction Committee and the RAI board of directors held a meeting, at which their respective advisors and RAI management participated, to discuss and evaluate the potential transaction. During the meetings, representatives of Goldman Sachs and J.P. Morgan each discussed preliminary perspectives regarding a potential transaction if BAT were willing to acquire all of the outstanding shares of RAI common stock not owned by the BAT Group for a purchase price per share of RAI common stock consisting of 0.5260 of a BAT ordinary share and $29.44 in cash. Also during those meetings, RAI management presented its view of the potential synergies that could result from a transaction between RAI and BAT. While those meetings were ongoing, Mr. Durante contacted Mr. Nowell to confirm that BAT would be willing to increase its non-binding proposal to acquire all of the outstanding shares of RAI common stock not owned by the BAT Group for a purchase price per share of RAI common stock consisting of 0.5260 of a BAT ordinary share and $29.44 in cash, referred to as the January 10 Proposal, which purchase price represented $59.20 per share of RAI common stock based on the price per BAT ordinary share of £46.58 and the Sterling-Dollar exchange rate of 1.2148, in each case, at or around 8:00 AM EST on January 10, 2017. After deliberation and discussion, including a review of the process undertaken by the Transaction Committee to date, individual members of the RAI board of directors not serving on the Transaction Committee expressed to the Transaction Committee that they believed that the January 10 Proposal represented the maximum value that would be offered from BAT. During its executive session, following deliberation and discussion, the Transaction Committee reached a unanimous consensus that the January 10 Proposal represented the maximum value that would be offered from BAT and was attractive compared to the other alternatives available to RAI and that, therefore, it was the recommendation of the Transaction Committee that negotiating a potential transaction with BAT on the terms of the January 10 Proposal was in the best interests of RAI and its shareholders (other than BAT and its affiliates).

Following the meetings of the Transaction Committee and RAI board of directors, Mr. Nowell communicated to Mr. Durante the Transaction Committee’s and RAI board of directors’ determination to proceed with negotiating a transaction with BAT on the terms of the January 10 Proposal. Shortly thereafter, representatives of Cravath sent to Weil an initial draft of the merger agreement in connection with the proposed transaction.

From January 12, 2017 through and including January 16, 2017, RAI, BAT, and their respective legal advisors exchanged drafts of and negotiated the terms of the merger agreement and related transaction documents. Also during this period, the parties and their advisors continued to conduct their respective due diligence reviews.

In the morning of January 14, 2017, the Transaction Committee held a telephonic meeting, a portion of which was held jointly with a meeting of the RAI board of directors, at which representatives of RAI management, Goldman Sachs, J.P. Morgan, Lazard, Weil, Jones Day and MVA participated. During the meeting, representatives of Weil, MVA and Jones Day reviewed with the directors the fiduciary duties of the Transaction Committee and the RAI board of directors. Representatives of Weil and Jones Day then discussed in detail the terms of the draft merger agreement, including the remaining issues to be resolved, and a description of the potential resolution of each issue. A representative of Jones Day provided the members of the Transaction Committee and the RAI board of directors with an update regarding the mutual due diligence that had been undertaken to date. Representatives of Goldman Sachs and J.P. Morgan then each discussed with the Transaction Committee and the RAI board of directors, respectively, their individual preliminary financial analyses of the January 10 Proposal. During an executive session of the Transaction Committee and its advisors, the members of the Transaction Committee continued to discuss the terms of the proposed transaction, the potential resolutions of remaining issues with respect thereto and related legal and financial matters.

On January 16, 2017, the BAT board of directors held a meeting attended by members of BAT’s senior management and representatives of Cravath, Centerview, Deutsche Bank and UBS. Members of BAT’s senior management reviewed with the BAT board of directors the legal and financial terms of the proposed transaction, and the principal risks and benefits of the proposed transaction. For a discussion of the BAT board of directors’ reasons for supporting the proposed transaction, see “—BAT’s Purposes and Reasons for the Merger” beginning on page [●] of this proxy statement/prospectus. Following review and discussion among the members of the BAT board of directors, the BAT board of directors adopted resolutions (1) resolving that the merger agreement and the transactions contemplated thereby are advisable and would promote the success of BAT for the benefit of BAT shareholders as a whole, (2) approving and adopting the merger agreement and the transactions contemplated thereby and (3) resolving to recommend that BAT shareholders approve the merger agreement and the applicable transactions contemplated by the merger agreement as a Class 1 transaction and authorize the directors of BAT to allot and issue the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration.

In the evening of January 16, 2017, the Transaction Committee held a meeting, at which representatives of RAI management, Goldman Sachs, J.P. Morgan, Lazard, Weil, MVA and Jones Day participated, to review and consider the proposed transaction. Representatives of Weil and MVA reviewed and discussed with the members of the Transaction Committee their fiduciary duties, and representatives of Weil and Jones Day provided the members of the Transaction Committee with an update regarding the terms of the merger agreement. A representative of Jones Day then provided the Transaction Committee with an update regarding the mutual due diligence reviews and confirmed that due diligence had been completed to the satisfaction of each party. Mr. Nowell and Ms. Cameron then led the Transaction Committee in a discussion of the key strategic considerations and other reasons in favor of, and against, completing the proposed transaction with BAT. Those factors discussed by the Transaction Committee are described in detail below in the section entitled “—RAI’s Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors” beginning at page [●] of this proxy statement/prospectus. During an executive session of the Transaction Committee and its advisors, Mr. Nowell reviewed with the members of the Transaction Committee certain additional terms of the proposed transaction that had been discussed with Mr. Durante, including with respect to retention of RAI employees and that BAT would select three members of the RAI board of directors, other than those designated by B&W for nomination to the RAI board of directors, to serve on the BAT board of directors. Representatives of Goldman Sachs then reviewed and discussed with the Transaction Committee Goldman Sachs’ financial analyses of the proposed transaction. Representatives of Goldman Sachs then rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion dated January 16, 2017, to the Transaction Committee, to the effect that, as of that date and based on and subject to the factors and assumptions set forth in the opinion, the merger consideration to be paid to the holders of shares of RAI common stock (other than the BAT Group) pursuant to the merger agreement was fair, from a financial point of view, to such holders. A summary of Goldman Sachs’ opinion is provided below in the section entitled “—Opinion of the Transaction Committee’s Financial Advisor” beginning at page [●] of this proxy statement/prospectus. Following further discussion among the members of the Transaction Committee, the Transaction Committee unanimously (1) determined that entering into the merger agreement and completing the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of RAI and its shareholders (other than BAT and its affiliates), (2) approved, adopted and authorized the merger agreement, including the merger and the other transactions contemplated thereby, (3) recommended to the RAI board of directors that the RAI board of directors approve, adopt and authorize the merger agreement, including the merger and the other transactions contemplated thereby, (4) recommended that the RAI shareholders approve the merger agreement and (5) declared the merger agreement and the merger advisable.

Later in the evening of January 16, 2017, following the meeting of the Transaction Committee, the RAI board of directors held a meeting, at which representatives of RAI management, J.P. Morgan, Lazard, Goldman Sachs, Jones Day, Weil and MVA participated, to review and consider the proposed transaction. A member of the Transaction Committee presented to the RAI board of directors the recommendation of the Transaction Committee that the RAI board of directors approve the merger agreement, including the merger and the other transactions contemplated thereby. Representatives of Jones Day reviewed and discussed with the members of the RAI board of directors their fiduciary duties, and representatives of Weil and Jones Day provided the members of the RAI board of directors with an update regarding the terms of the merger agreement. A representative of Jones Day then provided the RAI board of directors with an update regarding the mutual due diligence reviews and confirmed that due diligence had been completed to the satisfaction of each party. Representatives of Goldman Sachs, J.P. Morgan and Lazard each reviewed and discussed with the RAI board of directors their respective financial analyses of the proposed transaction. Representatives of J.P. Morgan then rendered an oral opinion to the RAI board of directors, which was subsequently confirmed by delivery to the RAI board of directors of a written opinion dated January 16, 2017, to the effect that, as of such date and based upon and subject to the factors, procedures, qualifications, assumptions and any limitations set forth in its written opinion, the merger consideration per share of RAI common stock, consisting of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share as of the effective time of the proposed merger plus (2) $29.44 in cash, taken together, to be paid to the holders of shares of RAI common stock (other than the BAT Group) in the proposed merger was fair, from a financial point of view, to such holders. Representatives of Lazard then rendered to the RAI board of directors an oral opinion, which was confirmed by delivery of a written opinion dated January 16, 2017, to the effect that, as of that date and based upon and subject to the matters described in its opinion, the merger consideration per share of RAI common stock, consisting of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share plus (2) $29.44 in cash, to be paid to holders of shares of RAI common stock, other than the BAT Group and holders of shares of RAI common stock who have not voted, or caused or permitted to be voted, any shares of RAI common stock in favor of the adoption of the plan of merger, as defined in the merger agreement, at the special meeting and who have properly asserted (and not lost or effectively withdrawn) their rights of appraisal in accordance with Article 13 of the NCBCA, was fair, from a financial point of view, to such holders. Representatives of Goldman Sachs then rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion dated January 16, 2017, to the RAI board of directors and the Transaction Committee, to the effect that, as of that date and based on and subject to the factors and assumptions set forth in the opinion, the merger consideration to be paid to the holders of shares of RAI common stock (other than the BAT Group) pursuant to the merger agreement was fair, from a financial point of view, to such holders. Summaries of the opinions of each of J.P. Morgan and Lazard are provided in the section entitled “—Opinions of RAI’s Financial Advisors” beginning on page [●] of this proxy statement/prospectus, and a summary of Goldman Sachs’ opinion is provided in the section entitled “—Opinion of the Transaction Committee’s Financial Advisor” beginning on page [●] of this proxy statement/prospectus.

Following further discussion among the members of the RAI board of directors (other than Mr. Abelman and Mr. Oberlander, who recused themselves from all discussion and consideration of the merger), the RAI board of directors unanimously (1) adopted the merger agreement, including the merger and the other transactions contemplated thereby, (2) determined that the terms of the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of RAI and its shareholders (other than BAT and its affiliates), (3) recommended that the RAI shareholders approve the merger agreement and (4) declared that the merger agreement and the merger are advisable.

Shortly following the meetings of the Transaction Committee and RAI board of directors, in the evening of January 16, 2017, RAI and BAT finalized and entered into the merger agreement and related transaction documents. Before the opening of trading on the LSE and the NYSE on January  17, 2017, each of BAT and RAI, respectively, issued press releases announcing the proposed transaction.

BAT’s Purposes and Reasons for the Merger

As described below in “—Position of BAT and Merger Sub as to the Fairness of the Merger” on page [●] of this proxy statement/prospectus, BAT does not believe it controls RAI, for purposes of North Carolina corporate law or otherwise. Even though BAT does not control RAI, under the SEC rules governing “going private” transactions, each of the BAT parties may be deemed to be an affiliate of RAI and engaged in a “going private” transaction (as this term is defined by the SEC) and, therefore, may be required to express its purposes and reasons for the merger to the Unaffiliated Shareholders. The BAT parties are making certain statements included in this section of the proxy statement/prospectus solely for purposes of complying with the requirements of Rule 13e-3 and related rules and regulations under the Exchange Act. The views of the BAT parties as to the purposes and reasons for the merger should not be construed as a recommendation to any RAI shareholder as to how that shareholder should vote on the proposal to approve the merger agreement.

If the merger is completed, RAI will become an indirect, wholly owned subsidiary of BAT, and RAI common stock will cease to be publicly traded. For the BAT parties, the purpose of the merger is to enable BAT to acquire directly or indirectly all of the outstanding RAI common stock that the BAT Group does not already own and, as a result, for BAT and its shareholders to bear the rewards and risks of such full ownership of the RAI Group business.

In evaluating the merger agreement, the plan of merger and the other transactions contemplated by the merger agreement, the BAT board of directors spent considerable time and diligence in consulting with BAT’s senior management, financial advisors and outside legal counsel. Before reaching its decision at its meeting on January 16, 2017, to approve and adopt the merger agreement, the plan of merger and the other transactions contemplated by the merger agreement and to recommend that BAT’s shareholders approve the merger agreement and the applicable transactions contemplated by the merger agreement as a Class 1 transaction, the BAT board of directors considered a variety of factors with respect to the merger, including the following (not necessarily in order of relative importance):

Strategic Factors Considered by the BAT Board of Directors:

•	Enhanced Geographic Coverage: The BAT board of directors considered the enhanced geographic coverage across emerging and developed markets expected to result from the merger.

BAT has a significant presence in emerging markets across South America, Africa, the Middle East and Asia. Over the last five years, revenue per pack in these markets has grown at more than twice the rate compared to developed markets. With generally low cigarette pack prices and expectations of continued growth in consumer disposable income over the long term, the future profit growth opportunity remains strong.

While the United States is characterized as a developed market, direct access to the U.S. market strengthens BAT’s opportunity for long-term profitable growth. The United States is the world’s largest tobacco profit pool (excluding China) and over the last five years has grown revenue per pack at a faster rate than other developed markets. Long-term growth prospects are underpinned by affordable pack prices, relatively high disposable incomes and a growing market for next generation products.

The BAT board of directors believes that, after completion of the merger, the BAT Group will be a larger, broader, more geographically diversified business with continued exposure to high growth emerging markets, direct access to the opportunity in the U.S. market and a broad presence in key developed markets. The BAT board of directors also considered BAT’s manufacturing footprint, which is expected to be enhanced as a result of the inclusion of the RAI Group’s high quality production facilities in North Carolina and Tennessee.

•	Combined Portfolio of Global Brands: The BAT board of directors considered the combined portfolio of strong, growing global brands of both the BAT Group and the RAI Group, bringing together ownership of NEWPORT, KENT and PALL MALL, and in particular that the unified ownership of these brands would allow BAT to leverage consistent global positioning and shared resources. The BAT board of directors also considered the fact that the RAI Group is well positioned with the second largest cigarette market share in the U.S. market, with three out of the four top selling cigarette brands and the benefits from the Lorillard merger already evident. The RAI Group has approximately 34% of the U.S. cigarette market share, with NEWPORT the leading brand in menthol, PALL MALL the leading value brand and NATURAL AMERICAN SPIRIT, which offers differentiated products and premium positioning. American Snuff Company, LLC, a RAI subsidiary, also has a 33% share of the growing U.S. moist snuff category, led by its GRIZZLY brand.

•	Global Next Generation Product Business: The BAT board of directors considered the potential of the combined business as a global company in the fast growing next generation product category, with an opportunity to leverage scale and insights across the largest and fastest growing next generation product markets and categories. The BAT Group is one of the largest international companies in the vapor market outside of the United States and China, having successfully launched a portfolio of products in the five largest vapor markets in Europe and established significant market share in the United Kingdom and Poland, based on the BAT Group’s internal estimates. In December 2016, GLO, an innovative tobacco heating product, was launched in Japan with encouraging early results. In addition, the RAI Group’s VUSE is one of the leading vapor brands sold in the U.S. vapor retail market. The BAT board of directors believes that the merger will benefit from the best of the BAT Group’s and the RAI Group’s talented research and development and next generation product organizations and allow such next generation product capabilities to be shared more broadly. In particular, the BAT board of directors believes that the merger will increase BAT’s exposure to the U.S. vapor market and, subject to applicable approvals from the FDA and compliance with other U.S. rules, may permit further leverage of BAT’s pipeline of next generation products.

•

Cost Savings and Synergies: The BAT board of directors considered the future shareholder value expected to be created by the merger through cost synergies. The BAT board of directors anticipates realizing at least $400 million in annualized cost savings by the end of the third full year following completion of the merger. These synergies are expected to be primarily achieved by leveraging the scale of the combined business, integrating corporate functions and eliminating redundant spending using BAT’s target operating model principles and policies and delivering other efficiencies in manufacturing and supply chain. Cost synergies exist in the following main areas—procurement, manufacturing, product development and corporate costs of the combined company. Although BAT expects that cost savings will result from the merger, there can be no assurance that any particular amount of such savings or synergies will be achieved following completion of the merger or that they will be achieved in the expected time frame. The one-off costs of delivering these synergies are expected to total approximately $325 to $350 million. See “Cautionary Information Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages [●] and [●], respectively, of this proxy statement/prospectus.

•	Growth Prospects: BAT has a successful track record of developing strong brands and growing market share through a consistent focus on consumer insights, product quality and innovation, enabling it to build on RAI’s existing share growth momentum. The BAT board of directors believes that ownership of RAI and access to the U.S. market will further support BAT’s commitment to long-term profitable growth through consistent revenue growth. Further, the BAT board of directors believes that the merger will give BAT ownership of what will be a significant proportion of the BAT Group cash flows and provide more balanced exposure to foreign exchange.

Other Factors Considered by the BAT Board of Directors:

•	Business Climate: The BAT board of directors considered the current and prospective business climate in the tobacco industry, including the regulatory and litigation environment.

•	Earnings Impact: The BAT board of directors considered the impact the merger is expected to have on BAT’s earnings following the completion of the merger.

•	Dividends Impact: The BAT board of directors considered its intention to maintain its dividend policy of a minimum 65% payout ratio post-merger.

•	Merger Agreement: The BAT board of directors considered the terms and conditions of the merger agreement, including the limited conditionality on the obligations of BAT and RAI to complete the merger.

•	Due Diligence: The BAT board of directors considered the results of the due diligence review of the RAI Group and its businesses conducted by BAT and its financial advisors and outside legal counsel.

•	Financing Certainty: The BAT board of directors considered that the BAT parties had entered into the acquisition facility to provide financing certainty in advance of execution of the merger agreement.

•	Credit Rating: The BAT board of directors considered its commitment to maintaining a solid investment grade credit rating for the BAT Group and its intent to delever.

•	Alternatives Available: The BAT board of directors considered the alternatives in respect of RAI reasonably available to BAT instead of the merger, including maintaining a non-controlling share in RAI. The BAT board of directors considered that the BAT Group would continue to be subject to the restrictions and limitations contained in the governance agreement, including a limit on the number of directors BAT is permitted to designate for nomination to the RAI board of directors, unless BAT acquired 100% of RAI’s equity. The BAT board of directors ultimately determined that the merger is preferable to maintaining its current non-controlling share in RAI because it would allow BAT to acquire 100% of RAI’s outstanding equity, would result in the termination of the governance agreement, would maximize the opportunities for synergies through the combination of the businesses of RAI and BAT and would minimize dilution to BAT’s existing shareholders. In addition, the BAT board of directors considered the views of its advisors that the Transaction Committee would likely prefer a transaction offering an acquisition premium with a significant cash component.

The BAT board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the merger agreement, including the following (not necessarily in order of relative importance):

•

the merger agreement provides for a fixed exchange ratio and that no adjustment will be made with respect to the merger consideration to be received by holders of shares of RAI common stock in the event of an increase in the trading price of the BAT ordinary shares or the BAT ADSs following the announcement of the entry into the merger agreement, while noting that the significant cash portion of the merger consideration will reduce the impact of any increase in the trading price of the BAT ordinary shares or the BAT ADSs on the value of the merger consideration;

•	the merger might not be completed in a timely manner or that the completion of the merger might not occur despite the companies’ efforts, including by reason of a failure to obtain the approval of either BAT or RAI shareholders, including the unaffiliated shareholder approval, the failure of the parties to obtain antitrust approvals in the United States and Japan, the failure to register BAT ordinary shares with the SEC, or the failure to obtain approval for admission of the BAT ordinary shares on the premium listing segment of the Official List of the UKLA and to trading on the main market for listed securities of the LSE or the failure to obtain approval for listing the BAT ADSs constituting the stock portion of the merger consideration on the NYSE (subject to official notice of issuance);

•	BAT will incur substantial additional indebtedness in connection with the merger that could adversely affect BAT and its financial position and may result in a reduction of the BAT Group’s credit rating;

•	any action could be taken by the FDA or other governmental authority that could have the effect of banning or materially restricting the use of menthol in tobacco products or imposing other restrictions and that any such action could have an adverse effect on the results of operations, cash flows and financial position of BAT but would not give rise to a right to terminate the merger agreement;

•	tobacco litigation commenced prior to the signing of the merger agreement and tobacco litigation commenced after the signing of the merger agreement other than tobacco litigation by or on behalf of a governmental entity to the extent such litigation is not a part of or an extension or expansion of any tobacco litigation commenced prior to the date of the merger agreement could have an adverse effect on the results of operations, cash flows and financial position of BAT but would not give rise to a right to terminate the merger agreement;

•	shareholder litigation related to the merger may be commenced;

•	the potential length of the regulatory approval process, the SEC registration process, the shareholder approval process and the related period of time during which BAT will be subject to the restrictions in the merger agreement;

•	regulatory or governmental authorities might seek to impose requirements, limitations, costs or restrictions on the conduct of BAT’s business in connection with granting approval or clearance of the merger or may otherwise seek to prevent or delay the merger;

•	the scope of BAT’s commitments to take certain actions to obtain required regulatory approvals, and the fact that if the merger is not completed as a result of the failure to obtain certain antitrust approvals on an unconditional basis, BAT will be obligated to pay a reverse termination fee;

•	diverting management focus and resources from other strategic opportunities and operational matters, and potential disruption of management of the BAT Group associated with the merger and integrating the companies;

•	the merger agreement places certain restrictions on the conduct of the businesses of the BAT Group prior to completion of the merger, which may prevent BAT from making certain acquisitions or otherwise pursuing certain business opportunities;

•	the potential impact of the merger and the other transactions contemplated by the merger agreement on the dividends expected to be paid to BAT shareholders in the future; and

•	various other risks associated with the merger and the businesses of BAT, RAI, their respective subsidiaries and the combined company described under “Risk Factors,” beginning on page [●] of this proxy statement/prospectus.

The BAT board of directors determined that the benefits expected to be achieved for BAT shareholders as a result of the merger outweighed these potential risks and uncertainties. Accordingly, the BAT board of directors determined that the merger agreement, the plan of merger and the other transactions contemplated by the merger agreement were advisable and will promote the success of BAT for the benefit of its shareholders as a whole. The BAT board of directors decided to undertake the merger at this time after considering, among other factors, BAT’s financial criteria for the merger, the alignment of valuations of tobacco companies, BAT’s ability to access attractive long-term funding rates and the fact that RAI’s integration of Lorillard is largely complete. The BAT board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The above discussion of the material factors considered by the BAT board of directors in its consideration of the merger and the other transactions contemplated by the merger agreement is not intended to be exhaustive, but does set forth the principal factors considered by the BAT board of directors. In light of the number and wide variety of factors considered in connection with the evaluation of the merger, the BAT board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. The BAT board of directors viewed its position as being based on all of the information available to it and the factors presented to and considered by it. However, some directors may individually have given different weight to different factors. The factors, potential risks and uncertainties contained in this explanation of BAT’s reasons for the merger and other information presented in this section of the proxy statement/prospectus contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Information Regarding Forward-Looking Statements” beginning on page [●] of this proxy statement/prospectus.

Position of BAT and Merger Sub as to the Fairness of the Merger

As described below, BAT does not believe it controls RAI, for purposes of North Carolina corporate law or otherwise. Even though BAT does not control RAI, under the SEC rules governing “going private” transactions, each of the BAT parties may be deemed to be an affiliate of RAI and engaged in a “going private” transaction (as this term is defined by the SEC) and, therefore, may be required to express its beliefs as to the fairness of the merger to the Unaffiliated Shareholders. The BAT parties are making certain statements included in this section of the proxy statement/prospectus solely for purposes of complying with the requirements of Rule 13e-3 and related rules and regulations under the Exchange Act. The views of the BAT parties as to the fairness of the merger should not be construed as a recommendation to any RAI shareholder as to how that shareholder should vote on the proposal to approve the merger agreement.

The BAT parties did not undertake any independent evaluation of the fairness of the merger to the Unaffiliated Shareholders or engage a financial advisor for such purpose. The Transaction Committee, which consists of all of the Other Directors, are not employees of RAI or any of its affiliates and have no financial interest in the merger different from, or in addition to, the interests of the Unaffiliated Shareholders other than their interests described under “—Interests of Certain RAI Directors and Executive Officers” beginning on page [●] of this proxy statement/prospectus. Both BAT’s preexisting obligations under the governance agreement and the explicit conditions of BAT’s proposal to RAI regarding a potential merger required the approval of the Other Directors.

None of the BAT parties participated in the deliberations of the Transaction Committee or the RAI board of directors regarding, or received advice from the legal advisors or financial advisors for the RAI board of directors or the Transaction Committee as to, the fairness of the merger. Based on, among other things, the factors considered by, and the analysis and resulting conclusions of, the RAI board of directors and the Transaction Committee discussed in “—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors” beginning on page [●] of this proxy statement/prospectus, the BAT parties believe that the merger (which is the transaction for which Schedule 13E-3 Transaction Statements will be filed with the SEC by the BAT parties and RAI, respectively) is both procedurally and substantively fair to the Unaffiliated Shareholders.

In particular, the BAT parties believe that the merger is procedurally fair to the Unaffiliated Shareholders because the BAT parties do not exercise control over RAI, the RAI board of directors or the Transaction Committee. The governance agreement, which is described in detail under the “The Governance Agreement” beginning on page [●] of this proxy statement/prospectus, contains several limitations that preclude the BAT parties from exercising control. Although B&W has the right to designate for nomination five (but not more than five) directors to the RAI board of directors, which since the B&W business combination has been composed of at least thirteen directors but, since the Lorillard merger, has temporarily been increased to fourteen directors, the number of directors of RAI designated for nomination by B&W will always be a minority, and of that minority all but two must be independent of both BAT and RAI. Under the governance agreement, the BAT parties have granted RAI a proxy to vote their shares of RAI common stock in favor of the RAI board of directors’ slate of nominees (and against the removal of any director elected as one of the RAI board of directors’ slate of nominees). Therefore, the BAT parties did not have and cannot obtain any corporate power to cause or compel the RAI board of directors or the Transaction Committee to pursue or endorse the merger. In addition, the governance agreement requires that any material contract or transaction between the RAI Group, on the one hand, and the BAT Group, on the other hand, be approved by a majority of the Other Directors. Because (1) the BAT parties do not control RAI, the RAI board of directors or the Transaction Committee, (2) the terms of the merger were vigorously negotiated on behalf of the Unaffiliated Shareholders by the Transaction Committee and its advisors and (3) the merger was approved unanimously by the Transaction Committee, the BAT parties believe that the merger is procedurally fair to the Unaffiliated Shareholders.

Furthermore, the BAT parties believe that the merger is procedurally fair to the Unaffiliated Shareholders based upon, among other things, the following factors:

•	BAT’s proposal always contemplated that it would be subject to approval by both the Other Directors and the holders of a majority of the outstanding shares of RAI common stock entitled to vote as of the RAI record date and present (in person or by proxy) and voting at the special meeting that are not owned by the BAT Group or any of RAI’s subsidiaries;

•	the RAI board of directors delegated to the Transaction Committee the power and authority to evaluate, discuss and negotiate the terms and conditions of, approve, and recommend or reject BAT’s proposal to acquire the shares of RAI common stock not owned by the BAT Group, any other potential transaction with BAT and any potential alternative strategic transaction;

•	prior to the October 24, 2016 RAI board of directors’ meeting (which was the first RAI board of directors meeting following BAT’s submission of a written proposal for an acquisition of RAI), both Mr. Abelman and Mr. Oberlander, who are the two members of the RAI board of directors designated by B&W and who also are members of the BAT Group management board, voluntarily recused themselves from all discussion and consideration by the RAI board of directors with respect to a proposed transaction involving BAT or any potential alternative strategic transaction;

•	the Transaction Committee and the RAI board of directors were aware of the existing relationships among the BAT parties and the RAI Group and could take such relationships into account when conducting the Transaction Committee process and in considering whether to enter into the merger on the contemplated terms, or at all;

•	the Transaction Committee met on several occasions to consider BAT’s proposals and retained and received advice from Goldman Sachs, as financial advisor, and Weil and MVA, as legal advisors, each of which has extensive experience in transactions similar to the merger;

•

the RAI board of directors, after considering the unanimous approval and recommendation of the Transaction Committee, by unanimous vote of all members of the RAI board of directors (other than Mr. Abelman and Mr. Oberlander, who recused themselves from all discussion and consideration of the merger), (1) adopted the merger agreement, including the merger and the other transactions contemplated thereby, (2) determined that the terms of the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of RAI and its shareholders

(other than BAT and its affiliates), (3) recommended that the RAI shareholders approve the merger agreement and (4) declared that the merger agreement and the merger are advisable;

•	the merger consideration, which consists of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share plus (2) $29.44 in cash, without interest, and the other terms and conditions of the merger agreement resulted from extensive arm’s-length negotiations between BAT and its advisors, on the one hand, and the Transaction Committee and its advisors, on the other hand;

•	the Transaction Committee requested and received from Goldman Sachs an oral opinion, which was subsequently confirmed in writing, dated January 16, 2017, that, as of the date of the opinion, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders of shares of RAI common stock (other than the BAT Group) pursuant to the merger agreement was fair, from a financial point of view, to such holders, which opinion was also requested by and delivered to the RAI board of directors;

•	the RAI board of directors requested and received on January 16, 2017 (1) an oral opinion from J.P. Morgan, which was subsequently confirmed by delivery to the RAI board of directors of a written opinion, dated January 16, 2017, to the effect that, as of such date and based upon and subject to, among other things, the assumptions, qualifications and any limitations set forth therein, the consideration per share of RAI common stock, consisting of (a) a number of BAT ADSs representing 0.5260 of a BAT ordinary share as of the effective time of the proposed merger plus (b) $29.44 in cash, taken together, to be paid to the holders of RAI common stock (other than the BAT Group) in the proposed merger was fair, from a financial point of view, to such holders and (2) an oral opinion from Lazard, which was confirmed by delivery of a written opinion dated January 16, 2017, to the effect that, as of that date and based upon and subject to the matters described in its opinion, the merger consideration per share of RAI common stock, consisting of (a) a number of BAT ADSs representing 0.5260 of a BAT ordinary share plus (b) $29.44 in cash to be paid to holders of shares of RAI common stock, other than the BAT Group and holders of shares of RAI common stock who have not voted, or caused or permitted to be voted, any shares of RAI common stock in favor of the adoption of the plan of merger, as defined in the merger agreement, at the special meeting and who have properly asserted (and not lost or effectively withdrawn) their rights of appraisal in accordance with Article 13 of the NCBCA, was fair, from a financial point of view, to such holders;

•	RAI’s ability, under certain circumstances as set out in the merger agreement, to provide information to, or participate in discussions or negotiations with, third parties regarding alternative proposals; and

•	the availability of appraisal rights under North Carolina law to holders of shares of RAI common stock on the RAI record date who do not vote in favor of the approval of the merger agreement and comply with all of the required procedures under North Carolina law, which provides those eligible shareholders with an opportunity to have a North Carolina court determine the fair value of their shares, which may be more than, less than, or the same as the amount such holders of shares of RAI common stock would have received under the merger agreement.

The BAT parties further believe that the merger is substantively fair to the Unaffiliated Shareholders because the Transaction Committee and the RAI board of directors determined that the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of the Unaffiliated Shareholders. In addition, the BAT parties considered the following:

•	the current and historical market prices of RAI common stock, including the market performance of RAI common stock relative to those of other participants in the tobacco industry and general market indices, and the fact that, based on the closing price of a BAT ordinary share of £47.63 and the Sterling-Dollar exchange rate of 1.2056, in each case, on January 16, 2017, the last trading day of the BAT ordinary shares before the public announcement of the merger agreement, the merger consideration implied a total value of $59.64 per share of RAI common stock, which represented a premium of approximately 26% to the closing price of RAI common stock on October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI;

•	in addition to receiving the cash portion of the merger consideration, holders of shares of RAI common stock will be able to participate and share in the potential future revenues of the combined company through their receipt of BAT ADSs;

•	certain members of the BAT Group have entered into a $25.0 billion acquisition facility with a syndicate of banks to provide financing certainty; and

•	the requirements or conditions to the merger are in alignment with current market practice and the merger is not conditioned on any financing being obtained by BAT, which increases the likelihood that the merger will be completed and that the consideration to be paid to holders of shares of RAI common stock in the merger will be received.

The BAT parties also considered a variety of risks and other countervailing factors related to the substantive and procedural fairness of the merger, including:

•	holders of shares of RAI common stock will only participate in the revenues or growth of RAI’s business to the extent of such shareholders’ ownership of BAT ADSs and will otherwise not benefit from any potential appreciation in RAI’s value in the future;

•	the exchange ratio is fixed and will not be adjusted in the event of any change in the market price of BAT ADSs, BAT ordinary shares or RAI common stock;

•	the merger might not be completed in a timely manner or at all, including the risk that the merger will not occur if the necessary antitrust approvals are not received;

•	the restrictions on RAI’s business activities prior to the completion of the merger, which may prevent RAI from pursuing attractive business opportunities that arise prior to the completion of the merger and otherwise have an adverse effect on RAI’s results of operations, cash flows and financial position;

•	the potential negative effect that the pendency of the merger, or a failure to complete the merger, could have on the RAI Group’s business relationships and its ability to retain key employees;

•	that RAI is restricted from soliciting, and, subject to certain exceptions, entering into discussions relating to, alternatives to the merger;

•	that RAI is required to submit the approval of the merger to its shareholders even if the RAI board of directors or the Transaction Committee withdraws or qualifies its recommendation that RAI shareholders vote in favor of approval of the merger agreement;

•	the possibility that a termination fee of $1.0 billion may be payable by RAI upon the termination of the merger agreement, which could discourage other potential acquirers from making a competing bid to acquire RAI; and

•	the receipt of the merger consideration in exchange for RAI common stock would generally be a taxable transaction to RAI shareholders that are U.S. holders for U.S. federal income tax purposes, as more fully described under “—Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●] of this proxy statement/prospectus.

The BAT parties did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the per share merger consideration to the Unaffiliated Shareholders because they believe that net book value is not a material indicator of the value of RAI as a going concern, but rather is indicative of historical costs and because net book value does not take into account the prospects of RAI, market conditions, trends in the tobacco industry or the business risks inherent in that industry. In addition, the BAT parties did not consider the liquidation value of RAI because they consider RAI to be a viable, going concern and because the combined company will continue to operate the businesses of RAI following the merger. The BAT parties did not specifically consider the purchase price paid in the transactions described under “—Transactions in RAI Common Stock” beginning on page [●] of this proxy statement/prospectus but note that the consideration to be received by the Unaffiliated Shareholders represents a premium over such price. The BAT parties did not seek to determine a pre-merger going concern value for RAI to determine the fairness of the merger consideration to the Unaffiliated Shareholders because following the merger, RAI will have a different capital structure, cost profile and operating strategy, among other things. The BAT parties believe that the trading price of RAI common stock at any given time represents the best available indicator of RAI’s going concern value at that time so long as the trading price at that time is not impacted by speculation regarding the likelihood of a potential transaction. To the extent the pre-merger going concern value was reflected in the per share price of RAI common stock prior to the announcement of BAT’s proposal to merge with RAI, the implied value of the merger consideration based on the closing price of a BAT ordinary share and the Sterling-Dollar exchange rate as at market close on January 16, 2017, represented a premium to the going concern value of RAI. The BAT parties are not aware of any firm offer for a merger, sale of all or a substantial part of RAI’s assets, or a purchase of a controlling amount of RAI securities having been received by RAI from anyone other than a BAT Party in the two years preceding the signing of the merger agreement.

The foregoing discussion of the information and factors considered and given weight by the BAT parties in connection with the fairness of the merger is not intended to be exhaustive but is believed to include all material factors considered by the BAT parties. The BAT parties did not find it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching their conclusion as to the fairness of the merger. Rather, the BAT parties reached their position as to the fairness of the merger after considering all of the foregoing as a whole. The BAT parties believe these factors provide a reasonable basis upon which to form their position regarding the fairness of the merger to the Unaffiliated Shareholders. This position should not, however, be construed as a recommendation to any holder of shares of RAI common stock to approve the merger agreement. The BAT parties make no recommendation as to how holders of shares of RAI common stock should vote their shares of common stock relating to the merger.

The explanation of the reasoning of the BAT board of directors and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Information Regarding Forward-Looking Statements” beginning on page [●] of this proxy statement/prospectus.

RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors

As described above, the RAI board of directors established the Transaction Committee to, among other things, evaluate, discuss and negotiate the terms and conditions of, approve, recommend and/or reject (1) BAT’s proposal of October 20, 2016 to merge with RAI, referred to in this section of the proxy statement/prospectus as the October 20 Proposal, (and any subsequent revision thereto), (2) any other potential transaction with BAT and (3) any potential alternative strategic transaction. Further, the RAI board of directors provided that, to the extent the Transaction Committee rejected the October 20 Proposal (or any subsequent revision thereto), such rejection would be on behalf of the RAI board of directors and RAI and would be final and binding on the RAI board of directors and RAI. RAI issued a press release on October 31, 2016 announcing that the Transaction Committee had been formed to evaluate the October 20 Proposal.

Each of the Transaction Committee and the RAI board of directors evaluated, with the assistance of their respective legal and financial advisors, the merger agreement and the merger and, at their respective meetings on January 16, 2017, (1) the Transaction Committee unanimously (a) determined that entering into the merger agreement and completing the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of RAI and its shareholders (other than BAT and its affiliates), (b) approved, adopted and authorized the merger agreement, including the merger and the other transactions contemplated thereby, (c) recommended to the RAI board of directors that the RAI board of directors approve, adopt and authorize the merger agreement, including the merger and the other transactions contemplated thereby, (d) recommended that RAI shareholders approve the merger agreement and (e) declared the merger agreement and the merger advisable and (2) the RAI board of directors (a) adopted the merger agreement, including the merger and the other transactions contemplated thereby, (b) determined that the terms of the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of RAI and its shareholders (other than BAT and its affiliates), (c) recommended that RAI shareholders approve the merger agreement and (d) declared that the merger agreement and the merger are advisable.

The RAI board of directors recommends that the RAI shareholders vote “FOR” the approval of the merger agreement, “FOR” the approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation and “FOR” the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

Throughout the process of considering the merger, in reaching its decision to approve the merger agreement, and in forming its recommendation to the RAI board of directors and RAI shareholders, as applicable, that RAI shareholders vote to approve the merger agreement, each of the Transaction Committee and the RAI board of directors engaged its own legal and financial advisors and considered a number of factors, including, but not limited to, the strategic and other factors outlined below:

Strategic Considerations. Each of the RAI board of directors and the Transaction Committee considered that the merger is expected to provide a number of significant strategic opportunities, including the following:

•	the merger would create a leading integrated global tobacco and next generation products company with strong, focused businesses and with enhanced scale, differentiated technologies, and a diversified revenue mix across segments, geographies and customers resulting in improved opportunities for growth, cost savings and innovation relative to what the RAI Group could achieve on a standalone basis;

•	the RAI Group’s and the BAT Group’s complementary next generation product development and research and development capabilities would create a world-class pipeline of vapor and tobacco-heating products, delivering an array of new product options for adult tobacco consumers, resulting in diversified sources of profit growth for RAI shareholders;

•	the combined company would maintain a presence in both the highly profitable developed and the high-growth emerging markets while bringing together a compelling global portfolio of strong brands, resulting in improved opportunities for growth in both the United States and globally relative to what the RAI Group could achieve on a standalone basis;

•	the combined company is expected to generate significant run-rate cost synergies and growth synergies, which is expected to result in the combined company having greater potential to achieve further earnings growth and generate more substantial cash flow and bottom-line impact than either the RAI Group or the BAT Group could achieve on a standalone basis;

•	following the merger, BAT would become the world’s largest listed tobacco company by net revenue and operating profit, resulting in improved access to global capital markets and unique opportunities for growth relative to what the RAI Group could achieve on a standalone basis;

•	the merger would enable the BAT Group to integrate the skill sets and capabilities of each of the RAI Group’s and the BAT Group’s management teams to share global best practices across the combined global company under the leadership and oversight of one board of directors, and take advantage of the RAI Group’s and the BAT Group’s highly complementary cultures and shared commitment to innovation to deliver value to RAI shareholders; and

•	the RAI Group and the BAT Group have largely complementary operations, including complementary strengths across product offerings, allowing the combined business to offer superior solutions and expanded choices to its customers in each business segment.

Other Factors Considered by the Transaction Committee and the RAI Board of Directors. In addition to considering the strategic factors described above, each of the Transaction Committee and the RAI board of directors considered the following additional factors, all of which it viewed as supporting its decision to approve the merger agreement:

•	the current and historical market prices of RAI common stock, including the market performance of RAI common stock relative to those of other participants in the tobacco industry and general market indices;

•	that, based on the closing price of a BAT ordinary share and the Sterling-Dollar exchange rate, in each case, as at market close on January 16, 2017, the last trading day of the BAT ordinary shares before the public announcement of the merger agreement, BAT’s offer represents a compelling premium to shareholders particularly for a deal of this size, nature and industry, of approximately 26.4% to the closing price of RAI common stock on October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI, and a premium of approximately 9.5% to the all-time high RAI share price on July 5, 2016;

•	the merger consideration, comprising a combination of cash and stock, provides immediate value to RAI shareholders and also provides RAI shareholders with the opportunity to participate in the future value that each of the Transaction Committee and the RAI board of directors believes would be created as a result of the merger;

•	the alternatives reasonably available to RAI, including remaining a standalone entity, and pursuing other strategic alternatives, including potential transactions with other industry operators or a sale of RAI’s assets, each of which the Transaction Committee and the RAI board of directors evaluated with the assistance of their respective financial and legal advisors, and the Transaction Committee’s and RAI board of directors’ belief that the merger with BAT creates the best reasonably available opportunity to maximize value for the RAI shareholders given the potential risks, rewards and uncertainties associated with each alternative, including anticipated tax treatment, execution and regulatory risk and achievement of anticipated synergies, and without limiting strategic alternatives that BAT could pursue in the future;

•	that receipt of the unaffiliated shareholder approval is a condition to completion of the merger;

•	the projected financial results of RAI as a standalone company and the fit of the transaction with RAI’s previously established strategic goals;

•	the recommendation of RAI’s senior management in favor of the merger;

•	that following completion, BAT will take all actions necessary to cause three directors serving on the RAI board of directors (other than directors designated for nomination by B&W) immediately prior to completion of the merger to be appointed as members of the BAT board of directors upon completion of the merger;

•	the oral opinion of Goldman Sachs, which was subsequently confirmed in writing, dated January 16, 2017, to the Transaction Committee and the RAI board of directors to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders of shares of RAI common stock (other than the BAT Group) pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described below under the section entitled “—Opinion of the Transaction Committee’s Financial Advisor” beginning on page [●] of this proxy statement/prospectus;

•

consideration by the RAI board of directors of (1) an oral opinion from J.P. Morgan rendered to the RAI board of directors on January 16, 2017, which was subsequently confirmed by delivery to the RAI board of directors of a written opinion, dated January 16, 2017, to the effect that, as of such date and based upon and subject to, among other things, the assumptions, qualifications and any limitations set forth therein, the consideration per share of RAI common stock, consisting of (a) a number of BAT

ADSs representing 0.5260 of a BAT ordinary share as of the effective time of the proposed merger plus (b) $29.44 in cash, taken together, to be paid to the holders of RAI common stock (other than the BAT Group) in the proposed merger was fair, from a financial point of view, to such holders and (2) an oral opinion from Lazard, which was confirmed by delivery of a written opinion dated January 16, 2017, to the effect that, as of that date and based upon and subject to the matters described in its opinion, the merger consideration per share of RAI common stock, consisting of (a) a number of BAT ADSs representing 0.5260 of a BAT ordinary share plus (b) $29.44 in cash to be paid to holders of shares of RAI common stock, other than the BAT Group and holders of shares of RAI common stock who have not voted, or caused or permitted to be voted, any shares of RAI common stock in favor of the adoption of the plan of merger, as defined in the merger agreement, at the special meeting and who have properly asserted (and not lost or effectively withdrawn) their rights of appraisal in accordance with Article 13 of the NCBCA, was fair, from a financial point of view, to such holders, in each case, as more fully described below under the section entitled “—Opinions of RAI’s Financial Advisors” beginning on page [●] of this proxy statement/prospectus;

•	in the case of the RAI board of directors, the fact that the Transaction Committee, after extensive negotiations with BAT, unanimously (1) determined that entering into the merger agreement and completing the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of RAI and its shareholders (other than BAT and its affiliates), (2) approved, adopted and authorized the merger agreement, including the merger and the other transactions contemplated thereby, (3) recommended to the RAI board of directors that the RAI board of directors approve, adopt and authorize the merger agreement, including the merger and the other transactions contemplated thereby, (4) recommended that RAI shareholders approve the merger agreement and (5) declared the merger agreement and the merger advisable;

•	the terms and conditions of the merger agreement, including the strong commitments by both RAI and BAT to complete the merger;

•	each of the Transaction Committee’s and RAI board of directors’ view, after consultation with its respective legal counsel, concerning the likelihood that regulatory approvals and clearances necessary to complete the merger would be obtained;

•	that the merger agreement provides for a fixed exchange ratio that is expected to result in RAI shareholders owning approximately 19% of BAT immediately following the completion of the merger, and that no adjustment will be made to the consideration to be received by RAI shareholders in the merger as a result of possible increases or decreases in the trading price of the shares of RAI common stock and/or BAT ADSs following the announcement of the merger;

•	the anticipated customer, supplier and stakeholder reaction to the merger, which the RAI board of directors anticipated would be favorable based upon enhanced product offerings, more efficient and expansive businesses and the anticipated synergies to be achieved, in each case, as a result of the merger;

•	that BAT has entered into the acquisition facility which provides debt financing in an amount necessary to pay the aggregate cash portion of the merger consideration, and the fact that the merger is not conditioned on BAT obtaining any debt financing;

•	each of the Transaction Committee’s and RAI board of directors’ right to withhold, withdraw or change its recommendation to the RAI shareholders to vote “FOR” approval of the merger agreement if a superior proposal is available, subject to RAI being obligated to pay BAT a termination fee of $1 billion (1) in the event BAT terminates the merger agreement prior to the RAI shareholders’ vote on the merger proposal or because RAI shareholders do not approve the merger agreement (including failure to obtain the unaffiliated shareholder approval) or (2) in certain other circumstances in which RAI enters into an agreement with respect to an alternative transaction within 12 months after the termination of the merger agreement; and

•	the inability of BAT to terminate the merger agreement in connection with the BAT board of directors withholding, withdrawing or changing its recommendation to the BAT shareholders to approve the merger agreement and the applicable transactions contemplated by the merger agreement as a Class 1 transaction and authorize the share issuance, and the ability of RAI to terminate the merger agreement prior to the BAT shareholders meeting in the event of any such change of recommendation and RAI’s collection of a termination fee of $1 billion if such change of recommendation occurs and RAI terminates the merger agreement.

In reaching its determination and making its recommendation, each of the Transaction Committee and the RAI board of directors did not consider the liquidation value of RAI to be a relevant valuation method because it considered RAI to be a viable going concern. Furthermore, each of the Transaction Committee and the RAI board of directors did not consider net book value to be a useful indicator of RAI’s value because the Transaction Committee and the RAI board of directors each believed that net book value is primarily indicative of historical costs but is not a material indicator of the value of RAI as a going concern. In addition, each of the Transaction Committee and the RAI board of directors did not consider firm offers made by unaffiliated persons during the last two years, as no such offers were made during that time.

Each of the Transaction Committee and the RAI board of directors weighed these advantages and opportunities against a number of other factors identified in its deliberations as weighing negatively against the merger, including:

•	the challenges inherent in the merger of two businesses of the size and geographical diversity and scope of RAI and BAT, including the risk that integration costs may be greater than anticipated and the possible diversion of management attention for an extended period of time;

•	the lack of opportunity for RAI shareholders to participate in RAI’s potential upside as a standalone company, other than indirectly as part of the combined company through the stock portion of the merger consideration, after completion of the merger;

•	the potential decrease of the implied value of the merger consideration that would result from a decrease in the trading price of BAT ADSs without a corresponding decrease in the trading price of shares of RAI common stock because the stock portion of the merger consideration is based on a fixed exchange ratio and the merger agreement does not provide RAI with a price-based termination right or adjustment for fluctuations in the trading price of BAT ADSs;

•	BAT’s right to respond to and negotiate with respect to unsolicited alternative proposals from third parties in certain circumstances;

•	the restrictions in the merger agreement on the conduct of the RAI Group’s business during the period between execution of the merger agreement and the completion of the merger;

•	the execution risks associated with the implementation of the combined company’s long-term business plan and strategy, which may be different from the execution risks related only to the RAI Group’s business;

•	the risk that the combined company may not be able to successfully integrate the businesses of the RAI Group and the BAT Group and therefore may not be able to realize the anticipated benefits of the merger;

•	that the merger requires the approval by holders of BAT ordinary shares of the merger agreement and the applicable transactions contemplated thereby as a Class 1 transaction and authorization for directors of BAT to allot and issue the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration, in each case on a poll by the holders of not less than a majority of BAT ordinary shares, present in person or by proxy who are entitled to vote at the BAT general meeting (held for the purpose of such vote);

•	the risk that the merger might not be completed on a timely basis or at all despite the parties’ efforts, and, if the merger is not completed, the materially adverse impact such event could have on RAI’s financial or business condition, results of operations or stock price;

•	the risk that the pendency of the merger or announcement of its completion could adversely affect the RAI Group’s relationships with its customers, suppliers and any other persons with whom the RAI Group has a business relationship;

•	the risk that, despite the efforts of RAI and BAT prior to the completion of the merger, RAI and BAT may have difficulties in attracting and retaining key employees, and the potential resulting negative effects on RAI’s and, ultimately, BAT’s businesses;

•	that the merger agreement prohibits RAI from soliciting or engaging in discussions regarding alternative transactions during the pendency of the merger, subject to limited exceptions;

•	the requirement that RAI pay BAT a $1 billion termination fee if the merger agreement is terminated under certain circumstances and the inability of RAI to terminate the merger agreement in connection with a change of recommendation by the Transaction Committee or the RAI board of directors, and the risk that such restrictions and termination fee may discourage third parties that might otherwise have an interest in a business combination with, or acquisition of, RAI from making alternative proposals;

•	that some of RAI’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of RAI shareholders generally, as more fully described under “—Interests of Certain RAI Directors and Executive Officers” beginning on page [●] of this proxy statement/prospectus;

•	the expectation that the receipt of BAT ADSs and cash in exchange for RAI common stock in the merger will generally be taxable to RAI shareholders for U.S. federal income tax purposes, as more fully described under “—Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●] of this proxy statement/prospectus;

•	the risks inherent in requesting regulatory approvals from certain government agencies both in and outside the United States, that the required regulatory approvals will not be obtained or that obtaining the required regulatory approvals will significantly delay the completion of the merger; and

•	the risks of the type and nature described under “Risk Factors” beginning on page [●] and the matters described under “Cautionary Information Regarding Forward-Looking Statements” beginning on page [●] of this proxy statement/prospectus.

In the judgment of the Transaction Committee and the RAI board of directors, however, these potential risks were significantly offset by the potential benefits of the merger discussed above.

The foregoing discussion is not intended to be exhaustive and is not presented in any order of priority, but RAI believes it addresses the material information and principal factors considered by the Transaction Committee and the RAI board of directors in connection with their evaluation of the merger, including factors that may support the merger, as well as factors that may weigh against it. In view of the variety of factors and the amount of information considered, neither the Transaction Committee nor the RAI board of directors found it practicable to quantify or otherwise assign relative weights to, and neither made specific assessments of, the factors considered in reaching its determination, and individual members of the Transaction Committee and the RAI board of directors may have given different weights to different factors. Neither the Transaction Committee nor the RAI board of directors reached any specific conclusion with respect to any of the factors or reasons considered.

The explanation of the reasoning of the Transaction Committee and the RAI board of directors and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Information Regarding Forward-Looking Statements” beginning on page [●] of this proxy statement/prospectus.

Position of RAI as to the Fairness of the Merger

As discussed below, RAI believes that the merger is substantively and procedurally fair to the Unaffiliated Shareholders. In reaching its determination as to the substantive fairness of the merger, the Transaction Committee and the RAI board of directors considered the factors described in “—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors” beginning on page [●] of this proxy statement/prospectus. In determining that sufficient procedural safeguards were present to ensure the fairness of the merger, the Transaction Committee and the RAI board of directors also considered the following additional factors:

•	the BAT Group is a minority, non-controlling shareholder whose ability to influence RAI’s business is limited by the terms of the governance agreement, as described in “The Governance Agreement” beginning on page [●] of this proxy statement/prospectus;

•	both Mr. Abelman and Mr. Oberlander, who are the two members of the RAI board of directors designated for nomination to the RAI board of directors by B&W and who also are members of the BAT Group management board, voluntarily recused themselves from the October 24, 2016 meeting at which the RAI board of directors considered the initial BAT proposal and from notice of and participation in any other subsequent meetings of the RAI board of directors at which any transaction involving BAT or any potential alternative strategic transaction would be discussed or considered;

•	the RAI board of directors, in compliance with the governance agreement, formed the Transaction Committee out of all of the Other Directors, which directors have no interest in the merger different from that of the Unaffiliated Shareholders, except such directors’ interests in certain equity-based awards held by such directors, as described in “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers” beginning on page [●] of this proxy statement/prospectus, and the fact that BAT is obligated to cause three members of the RAI board of directors (other than directors designated for nomination by B&W) immediately prior to completion of the merger to be appointed as members of the BAT board of directors upon completion of the merger;

•	the RAI board of directors granted the authority to recommend or reject any potential transaction involving BAT, to negotiate the terms of the merger agreement, and to explore alternative transactions, to the Transaction Committee;

•	the governance agreement requires, and each of BAT’s initial and subsequent offers required, the approval of the merger by the Other Directors;

•	each of BAT’s initial and subsequent offers required, and the merger agreement contains a non-waivable condition that requires, approval of the merger by a majority of the Unaffiliated Shareholders that are entitled to vote as of the RAI record date and present in person or by proxy at the special meeting and voting at the special meeting;

•	the Transaction Committee and the RAI board of directors each retained its own legal and financial advisors, preserving the independence of the advice provided to the Transaction Committee, and received separate opinions as to the fairness, from a financial point of view, of the merger consideration, as described in “—Opinion of the Transaction Committee’s Financial Advisor” and “—Opinions of RAI’s Financial Advisors” beginning on pages [●] and [●], respectively, of this proxy statement/prospectus;

•	the process undertaken by the Transaction Committee and its advisors in connection with evaluating the merger, as described above in “—Background of the Merger” beginning on page [●] of this proxy statement/prospectus; and

•	the availability of appraisal rights under North Carolina law to holders of shares of RAI common stock on the RAI record date who do not vote in favor of the approval of the merger agreement and comply with all of the required procedures under North Carolina law, which provides those eligible shareholders with an opportunity to have a North Carolina court determine the fair value of their shares, which may be more than, less than, or the same as the amount such holders of shares of RAI common stock would have received under the merger agreement.

The foregoing discussion is not intended to be exhaustive and is not presented in any order of priority, but RAI believes it addresses the material information and principal factors considered by the Transaction Committee and the RAI board of directors in connection with their evaluation of the fairness of the merger to the Unaffiliated Shareholders. In view of the variety of factors and the amount of information considered, neither the Transaction Committee nor the RAI board of directors found it practicable to quantify or otherwise assign relative weights to, nor make specific assessments of, the factors considered in reaching its determination, and individual members of the Transaction Committee and the RAI board of directors may have given different weights to different factors. Neither the Transaction Committee nor the RAI board of directors reached any specific conclusion with respect to any of the particular factors or reasons considered and instead made their respective determinations after considering all of the foregoing factors as a whole.

Opinion of the Transaction Committee’s Financial Advisor

The Transaction Committee retained Goldman Sachs as its financial advisor in connection with the merger. In connection with this engagement, the Transaction Committee requested that Goldman Sachs deliver the opinion described below.

Opinion of Goldman Sachs

On January 16, 2017, Goldman Sachs rendered its oral opinion, which was subsequently confirmed in writing, to the RAI board of directors and the Transaction Committee that, as of January 16, 2017, and based upon and subject to the factors and assumptions set forth therein, the consideration, consisting of (1) a number of BAT ADSs (each BAT ADS representing, as of the date of the opinion, two BAT ordinary shares and currently representing one BAT ordinary share) equal to 0.5260 divided by the ADS Ratio (as defined in the merger agreement), plus (2) $29.44 in cash, to be paid to the holders of shares of RAI common stock (other than the BAT Group) pursuant to the merger agreement was fair from a financial point of view to such holders, the amounts in (1) and (2) collectively referred to as the merger consideration throughout this section and in other instances where the opinion of Goldman Sachs is referenced.

The full text of the written opinion of Goldman Sachs, dated January 16, 2017, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus. The summary of the Goldman Sachs opinion provided in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services were provided for the information and assistance of the Transaction Committee and Goldman Sachs’ opinion was provided for the information and assistance of the RAI board of directors and the Transaction Committee, in each case in connection with their consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of RAI common stock should vote with respect to the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	the Amended and Restated Deposit Agreement, dated as of December 1, 2008, by and among BAT, the depositary and the holders and beneficial owners of the BAT ADSs issued thereunder;

•	annual reports to RAI shareholders and Annual Reports on Form 10-K of RAI for the five fiscal years ended December 31, 2015, and annual reports to shareholders of BAT for the five fiscal years ended December 31, 2015;

•	certain interim reports to RAI shareholders and Quarterly Reports on Form 10-Q of RAI, and certain interim reports to shareholders of BAT;

•	certain other communications from RAI and BAT to their respective shareholders;

•	certain publicly available research analyst reports for RAI and BAT;

•	certain financial information for BAT prepared by its management; and

•	certain internal financial analyses and forecasts for RAI and BAT prepared by RAI management, in each case, as approved for Goldman Sachs’ use by RAI (which are referred to in this section of the proxy statement/prospectus as the Forecasts and, in the case of the RAI Forecasts, which are described below in the section entitled “RAI Unaudited Prospective Financial Information” beginning on page [●] of this proxy statement/prospectus), including certain operating synergies projected by RAI management to result from the merger, as approved for Goldman Sachs’ use by RAI (referred to in this section of the proxy statement/prospectus as the Synergies).

Goldman Sachs also held discussions with members of the senior managements of RAI and BAT regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of RAI and BAT; reviewed the reported price and trading activity for the shares of RAI common stock, the BAT ordinary shares and the BAT ADSs; compared certain financial and stock market information for RAI and BAT with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the tobacco industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion described above, Goldman Sachs, with the consent of RAI, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with the consent of RAI, that the Forecasts, including the Synergies, were reasonably prepared on a basis reflecting the best available estimates and judgments of the management of RAI as of the date that Goldman Sachs rendered its opinion. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of RAI or BAT or any of their respective subsidiaries, nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on RAI or BAT or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs has also assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of RAI to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to RAI; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, RAI or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than the BAT Group) of shares of RAI common stock, as of the date of the opinion, of the consideration to be paid to such holders pursuant to the merger agreement. Goldman Sachs opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of RAI; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of RAI, or class of such persons, in connection with the merger, whether relative to the consideration to be paid to the holders (other than the BAT Group) of shares of RAI common stock pursuant to the merger agreement or otherwise. Goldman Sachs does not express any opinion as to the prices at which the BAT ADSs or the BAT ordinary shares will trade at any time or as to the impact of the merger on the solvency or viability of RAI or BAT or the ability of RAI or BAT to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services were provided for the information and assistance of the Transaction Committee and Goldman Sachs’ opinion was provided for the information and assistance of the RAI board of directors and the Transaction Committee, in each case in connection with their consideration of the merger, and Goldman Sachs’ opinion does not constitute a recommendation as to how any holder of shares of RAI common stock should vote with respect to the merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses delivered by Goldman Sachs to the RAI board of directors and the Transaction Committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 16, 2017 and is not necessarily indicative of current market conditions.

Summary of the Merger Consideration. To calculate the implied value of the BAT ADSs to be issued as part of the consideration to be paid to the holders (other than the BAT Group) of shares of RAI common stock pursuant to the merger agreement, Goldman Sachs used a BAT ADS to BAT ordinary share exchange ratio of 0.2630 (calculated by dividing the ordinary share exchange ratio of 0.5260 by 2.0 since each BAT ADS represented two BAT ordinary shares as of the date of the merger agreement, which was prior to the effective date of the BAT ADS ratio change) and the closing price per BAT ADS on January 13, 2017 of $115.21 (before giving effect to the BAT ADS ratio change). Goldman Sachs then calculated (1) the implied consideration; (2) the premium represented by such implied consideration as compared to the closing price per share of RAI common stock as of October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI; and (3) the total illustrative equity value and EV implied by such implied consideration, calculated using the number of fully diluted outstanding shares of RAI common stock, as per the merger agreement, and the net debt of RAI as of December 31, 2016, as provided by RAI management. The following table presents a summary of these calculations:

Cash Consideration	$29.44
Ordinary Share Exchange Ratio	0.5260x
ADS Exchange Ratio(1)	0.2630x
Implied Stock Consideration as of January 13, 2017	$30.30
Implied Merger Consideration as of January 13, 2017	$59.74
Implied Premium to October 20, 2016	26.6%
Illustrative Implied Equity Value	$85,608 million
Illustrative Implied EV	$96,507 million

(1)	Calculated by dividing the ordinary share exchange ratio of 0.5260 by 2.0 since each BAT ADS represented two BAT ordinary shares as of the date of the merger agreement, which was prior to the effective date of the BAT ADS ratio change.

Illustrative Public Market Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the potential future value per share of RAI common stock at the year-end of each of calendar years 2017 through 2020. Goldman Sachs multiplied the one-year forward estimated earnings per share estimates for calendar years 2018 through 2021, respectively, as set forth in the Forecasts, by forward price to earnings per share multiples ranging from 16.5x to 20.2x. The calculation was adjusted for the present value of shares of RAI common stock repurchased and estimated dividends per share of common stock paid, as per the RAI Forecasts. Goldman Sachs then discounted these values for calendar years 2017 through 2020 back to December 31, 2016 using a discount rate of 6.5%, reflecting an estimate of RAI’s cost of equity. The following table presents the results of Goldman Sachs’ analysis:

Illustrative Present Value of Future Share Price
Dec-2017	$45.03 – $54.69
Dec-2018	$47.34 – $57.09
Dec-2019	$51.20 – $61.38
Dec-2020	$54.72 – $65.24

Illustrative Discounted Cash Flow Analysis. Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on RAI. Utilizing illustrative discount rates ranging from 5.0% to 6.5%, reflecting estimates of RAI’s weighted average cost of capital, Goldman Sachs, using mid-year convention, discounted to present value as of December 31, 2016 (1) estimates of the projected cash flows of RAI for the fiscal years ending December 31, 2017 through December 31, 2021, as per the RAI Forecasts, and (2) a range of illustrative terminal values for RAI as of December 31, 2021, which were calculated by applying perpetuity growth rates ranging from (0.5)% to 0.5% to a terminal year estimate of the projected cash flows of RAI, as reflected in the Forecasts. Goldman Sachs then derived ranges of illustrative enterprise values for RAI by adding together the ranges of present values it derived above. Goldman Sachs then subtracted from such range of illustrative enterprise values the net debt of RAI as of December 31, 2016 of $10,899 million, as provided by RAI management, to derive a range of implied equity values for RAI. Goldman Sachs then divided the range of implied equity values it derived by the number of fully diluted outstanding shares of RAI common stock, as per the merger agreement, to derive a range of implied equity values per share of RAI common stock of $45.16 to $72.17.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the tobacco industry from 2005 through 2015.

Date of Announcement	Acquirer	Target
June 2015	BAT	TDR d.o.o.
March 2015	BAT	Souza Cruz S.A.
July 2014	RAI	Lorillard, Inc.
May 2012	Japan Tobacco Inc.	Gryson NV
May 2011	BAT	Productora Tabacalera de Colombia, S.A.S. (Protabaco)
June 2009	BAT	PT Bentoel Internasional Investama Tbk
September 2008	Altria Group, Inc.	UST Inc.
February 2008	BAT	Skandinavisk Tobakskompagni A/S
February 2008	BAT	Tekel
November 2007	Altria Group, Inc.	John Middleton, Inc.
July 2007	Imperial Brands PLC	Altadis S.A.
February 2007	Imperial Brands PLC	Commonwealth Brands, Inc.
December 2006	Japan Tobacco Inc.	Gallaher Group PLC
April 2006	RAI	Conwood Company, LP, Conwood Sales Co., LP, Rosswil LLC and Scott Tobacco LLC

While none of the companies (other than RAI) that participated in the selected transactions is directly comparable to RAI, the companies that participated in the selected transactions are companies with operations that, for purposes of analysis, may be considered similar to certain aspects of the RAI Group’s results, market size and product profile.

For each of the selected transactions, Goldman Sachs calculated and compared the EV of the target at the applicable offer price as a multiple of the target’s publicly disclosed last twelve months (referred to in this section as LTM) EBITDA at the time of announcement. The calculation of the median value excluded the multiple applicable to the acquisition of Lorillard, Inc. by RAI announced in July 2014, which represented an EV / LTM EBITDA multiple of 13.9x. The following table presents the results of this analysis:

Selected Transactions	EV / LTM EBITDA
High	16.0x
Median	12.5x
Low	10.9x

Goldman Sachs applied the range of EV / LTM EBITDA ratios of 10.9x to 16.0x in respect of the selected transactions to the estimated EBITDA of RAI for fiscal year 2016 as per the Forecasts. After dividing by the number of fully diluted shares of RAI common stock outstanding, as per the merger agreement, Goldman Sachs calculated a range of implied equity values per share of RAI common stock of $38.12 to $59.51.

Selected Historical Premia Analysis. Goldman Sachs reviewed and analyzed the acquisition premia for the selected transactions in the tobacco industry described above. Although none of the companies (other than RAI) that participated in the selected transactions is directly comparable to RAI, the companies that participated in the selected transactions are companies with operations that, for purposes of analysis, may be considered similar to certain aspects of the RAI Group’s results, market size and product profile. The following table presents the results of this analysis:

Premium
High(1)	29%
Median(1)	22%
Low	15%

(1)	Does not include RAI’s acquisition of Lorillard, Inc.

Goldman Sachs also reviewed and analyzed the acquisition premia for all announced transactions greater than $250 million from 2004 through 2016 and which involved the acquisition of a U.S.-based target, using information obtained from Thomson Reuters as of December 31, 2016. Announced premia were calculated relative to the target’s closing share price one day prior to announcement. The following table presents the results of this analysis:

Year (No. of Deals)	Median 1 Day Premia on Cash-Stock Transactions	Median 1 Day Premia on All Transactions
2004 (37 cash-stock; 122 total)	15.1%	19.6%
2005 (47 cash-stock; 155 total)	16.9%	21.6%
2006 (36 cash-stock; 211 total)	16.3%	20.6%
2007 (47 cash-stock; 229 total)	22.2%	21.2%
2008 (21 cash-stock; 88 total)	11.7%	28.6%
2009 (18 cash-stock; 65 total)	32.5%	31.5%
2010 (22 cash-stock; 129 total)	34.4%	33.4%
2011 (27 cash-stock; 123 total)	31.1%	32.3%
2012 (19 cash-stock; 101 total)	33.4%	31.1%
2013 (23 cash-stock; 109 total)	17.9%	24.5%
2014 (40 cash-stock; 129 total)	26.0%	26.3%
2015 (53 cash-stock; 153 total)	27.3%	25.3%
2016 (46 cash-stock; 168 total)	31.6%	28.1%
Precedent Transactions Median (for all years)	26.0%	26.3%

Finally, Goldman Sachs reviewed and analyzed the acquisition premia for all announced transactions greater than $1.0 billion from 2005 through 2016 and which involved the acquisition of a U.S.-based target by an existing significant shareholder, using information obtained from Deal Point Data. The following table presents the results of this analysis:

Premium
Median	29.4%
Average	30.1%

Using a range of premia on the selected precedent tobacco transactions described above of 15% to 29%, the median premia on cash-stock transactions described above of 26.0%, and the average of premia on transactions involving significant shareholders described above of 30.1%, Goldman Sachs applied a range of 15% to 30% acquisition premia to the closing price per share of RAI common stock as of October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI, to calculate a range of implied equity values per share of RAI common stock of $54.25 to $61.32.

Implied Value of the Consideration Based on Present Value of Pro Forma Future Share Price. Goldman Sachs also performed an illustrative analysis of the implied present value of the consideration to be paid to the holders (other than the BAT Group) of shares of RAI common stock pursuant to the merger agreement based on the cash portion of the consideration and the present value of the potential future value of the BAT ADSs to be issued as part of the consideration at December 31, 2020. Goldman Sachs multiplied the one-year forward estimated earnings per share for the pro forma combined company for the calendar year 2021, as set forth in the Forecasts, including the Synergies, by forward price to earnings per share multiples ranging from 15.6x to 18.8x. The calculation was adjusted for the present value of estimated dividends per share paid during calendar years 2017 through 2020, as per the Forecasts. Goldman Sachs then discounted these values back to December 31, 2016 using discount rates ranging from 6.5% to 8.5%, reflecting an estimate of the pro forma combined company’s cost of equity. This analysis resulted in a range of implied present values of the consideration to be paid to the holders (other than the BAT Group) of shares of RAI common stock pursuant to the merger agreement ranging from $61.80 to $70.62.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company (other than RAI) or transaction used in the above analyses as a comparison is directly comparable to RAI or BAT or the merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the RAI board of directors and the Transaction Committee as to the fairness from a financial point of view of the consideration to be paid to the holders (other than the BAT Group) of RAI common stock pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of RAI, BAT, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration to be paid to the holders (other than the BAT Group) of RAI common stock pursuant to the merger agreement was determined through arm’s-length negotiations between the Transaction Committee and BAT and was approved by the RAI board of directors, after recommendation and approval by the Transaction Committee. Goldman Sachs provided advice to the Transaction Committee during these negotiations. Goldman Sachs did not, however, recommend any specific consideration to RAI, the RAI board of directors or the Transaction Committee or that any specific consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion to the RAI board of directors and the Transaction Committee was one of many factors taken into consideration by the Transaction Committee in making its recommendation to the RAI board of directors to approve the merger agreement and by the RAI board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B to this proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of RAI, BAT, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the merger. Goldman Sachs acted as financial advisor to the Transaction Committee in connection with, and participated in certain of the negotiations leading to, the merger. Goldman Sachs has provided certain financial advisory and/or underwriting services to RAI and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as a joint book-running manager with respect to a public offering of RAI’s 2.300% Senior Notes due 2018 (aggregate principal amount $1,250,000,000), 3.250% Senior Notes due 2020 (aggregate principal amount $1,250,000,000), 4.000% Senior Notes due 2022 (aggregate principal amount $1,000,000,000), 4.450% Senior Notes due 2025 (aggregate principal amount $2,500,000,000), 5.700% Senior Notes due 2035 (aggregate principal amount $750,000,000) and 5.850% Senior Notes due 2045

(aggregate principal amount $2,250,000,000) in June 2015; as a lead dealer manager in connection with a tender offer for RAI’s 4.750% Senior Notes due 2042, 3.250% Senior Notes due 2022, 3.750% Senior Notes due 2023, 3.250% Senior Notes due 2020, 4.000% Senior Notes due 2022, 4.450% Senior Notes due 2025 and 4.850% Senior Notes due 2023 (aggregate principal amount $7,873,689,000) in February 2016; and as a participant in RAI’s 364-day senior unsecured term loan bridge facility (aggregate principal amount $9,000,000,000) in September 2014. During the two-year period ended January 16, 2017, Goldman Sachs has received compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to RAI and/or its affiliates of approximately $11 million. During the two-year period ended January 16, 2017, Goldman Sachs has not been engaged by BAT to provide financial advisory and/or underwriting services for which it has received compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to RAI, BAT and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Transaction Committee selected Goldman Sachs as its financial advisor because Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated November 21, 2016, the Transaction Committee engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of the stock or assets of RAI. Pursuant to the terms of this engagement letter, RAI has agreed to pay Goldman Sachs a transaction fee of 0.085% of the merger consideration, that is estimated, based on the information available as of the date of announcement of the merger agreement, at approximately $42 million, approximately $4 million of which has been paid and the remainder of which is contingent upon consummation of the merger. In addition, RAI has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons various liabilities, including certain liabilities under the federal securities law.

Opinions of RAI’s Financial Advisors

RAI retained J.P. Morgan and Lazard as financial advisors to the RAI board of directors in connection with the merger. In connection with this engagement, the RAI board of directors requested that RAI’s financial advisors deliver the opinions described below.

Opinion of J.P. Morgan

On January 16, 2017, at the meeting of the RAI board of directors at which the merger agreement was approved, J.P. Morgan rendered to the RAI board of directors an oral opinion, subsequently confirmed by delivery to the RAI board of directors of a written opinion, dated January 16, 2017, to the effect that, as of such date and based upon and subject to the factors, procedures, qualifications, assumptions and any limitations set forth in its written opinion, the consideration per share of RAI common stock, consisting of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share as of the effective time of the proposed merger plus (2) $29.44 in cash, taken together, to be paid to the holders of RAI common stock (other than the BAT Group) in the proposed merger was fair, from a financial point of view, to such holders (the consideration described in (1) and (2) is being collectively referred to as the merger consideration throughout this section, “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Opinions of RAI’s Financial Advisors—Opinion of J.P. Morgan”).

The full text of J.P. Morgan’s written opinion, dated January 16, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and any limitations on the opinion and the review undertaken by J.P. Morgan in connection with rendering its opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion, and RAI shareholders are urged to read J.P. Morgan’s opinion attached as Annex C carefully and in its entirety. J.P. Morgan’s opinion was addressed to the RAI board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the fairness, from a financial point of view, of the merger consideration to be paid to the holders of RAI common stock (other than the BAT Group) in the merger and did not address any other aspect of the merger. J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of RAI or any other alternative transaction. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of RAI or as to the underlying decision by RAI to engage in the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any shareholder of RAI as to how such shareholder should vote with respect to the merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated January 16, 2017 of the merger agreement;

•	reviewed certain publicly available business and financial information concerning RAI and BAT and the industries in which they operate;

•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of RAI and BAT with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of RAI common stock, BAT ordinary shares and BAT ADSs and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of RAI relating to the businesses of each of RAI (referred to in this section of the proxy statement/prospectus as the RAI projections) and BAT (which, in the case of the forecasts for BAT, were based in part on certain financial information for BAT prepared by the management of BAT and provided to RAI, and which are referred to in this section of the proxy statement/prospectus as the RAI projections for BAT), as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger (referred to in this section of the proxy statement/prospectus as the synergies); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of RAI and BAT with respect to certain aspects of the merger, and the past and current business operations of RAI and BAT, the financial condition and future prospects and operations of RAI and BAT, the effects of the merger on the financial condition and future prospects of RAI and BAT, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by RAI and BAT or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and, pursuant to its engagement letter with RAI, did not assume any obligation to undertake any such independent verification) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency, of RAI or BAT, BATUS or Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the synergies, J.P. Morgan assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of RAI and BAT to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement would have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of RAI, and would be consummated as described in the draft merger agreement, and that the definitive merger agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by RAI and BAT, BATUS and Merger Sub in the merger agreement and the related agreements were and would be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to RAI with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on RAI or BAT or on the contemplated benefits of the merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid to the holders of RAI common stock (other than the BAT Group) in the proposed merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of RAI or as to the underlying decision by RAI to engage in the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the merger consideration to be paid to the holders of RAI common stock (other than the BAT Group) in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the RAI common stock, BAT ordinary shares or BAT ADSs will trade at any future time.

The terms of the merger agreement, including the merger consideration, were determined through arm’s-length negotiations between the Transaction Committee and BAT, and the decision to enter into the merger agreement was solely that of the BAT board of directors and the RAI board of directors, and, in the case of the decision of the RAI board of directors, based upon the approval and recommendation of the Transaction Committee. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the RAI board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the RAI board of directors or management with respect to the merger or the merger consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the RAI board of directors on January 16, 2017. The following is a summary of the material financial analyses utilized by J.P. Morgan and contained in the presentation delivered to the RAI board of directors on such date in connection with the rendering of such opinion. It does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Analysis of RAI

Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of RAI with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be similar in certain respects to RAI’s business or aspects thereof. The companies selected by J.P. Morgan were as follows:

•	Altria Group Inc.;

•	British American Tobacco p.l.c.;

•	Imperial Brands p.l.c.;

•	Japan Tobacco Inc.;

•	Philip Morris International Inc.; and

•	Swedish Match AB.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar in certain respects to those of RAI based on business sector participation, financial metrics and form of operations. However, none of the selected companies reviewed is identical to RAI and certain of these companies may have characteristics that are materially different from those of RAI. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect RAI.

For each company listed above, J.P. Morgan calculated and compared various financial multiples and ratios based on publicly available information as of January 13, 2017, and in all instances multiples were based on closing share prices on January 13, 2017. Among other calculations, the information J.P. Morgan calculated for each of the selected companies included:

•	the multiple of implied firm value, referred to in this section of the proxy statement/prospectus as FV (calculated as the market value of equity plus total debt and other adjustments, including minority interests, net of cash and cash equivalents) to estimated EBITDA (calculated as earnings before interest, taxes, depreciation and amortization) for calendar year 2017, referred to in this section of the proxy statement/prospectus as FV/2017E EBITDA; and

•	the multiple of stock price of its common equity to estimated earnings per share for calendar year 2017, referred to in this section of the proxy statement/prospectus as P/E 2017E.

Results of the analysis were presented for the selected companies, as indicated in the following table:

Trading Multiples

	Low	High	Average	Median
FV/2017E EBITDA	10.1x	13.5x	11.9x	12.0x
P/E 2017E	13.0x	20.3x	17.2x	17.3x

Based on the results of this analysis of selected publicly traded companies and J.P. Morgan’s professional judgment, J.P. Morgan derived a multiple reference range of 10.0x-13.5x for FV/2017E EBITDA and a multiple reference range of 13.0x-20.5x for P/E 2017E. After applying such ranges to 2017E EBITDA and estimated earnings per share for calendar year 2017 of RAI, in each case, as set forth in the RAI projections, the analysis indicated the following ranges of implied equity value per share for RAI common stock, rounded to the nearest $0.25:

RAI Implied Equity Value Per Share

	Low	High
FV/2017E EBITDA	$36.50	$51.75
P/E 2017E	$32.50	$51.25

The ranges of implied equity value per share for RAI common stock were compared to (1) the closing price per share of RAI common stock of $47.17 on October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI, (2) the closing price per share of RAI common stock of $55.97 on January 13, 2017, the last trading day of the RAI common stock prior to the announcement of the merger agreement on January 17, 2017, and (3) the implied value of the merger consideration on January 13, 2017 of $59.74 per share (which was determined by valuing the BAT ADSs included in the merger consideration based on the exchange ratio in the merger of 0.5260 and the closing price per BAT ADS of $115.21 on January 13, 2017 divided by two (which was the number of BAT ordinary shares then represented by one BAT ADS and which calculation resulted in an implied hypothetical price per BAT ordinary share of $57.61)).

Selected Transaction Multiples Analysis

Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be similar in certain respects to RAI’s business or aspects thereof based on J.P. Morgan’s experience and familiarity with RAI’s industry.

The transactions considered and the month and year each transaction was announced are as follows:

Announcement Date	Target	Acquirer
June 2015	TDR d.o.o.	BAT
February 2015	Souza Cruz SA	BAT
July 2014	Lorillard, Inc.	RAI
July 2014	Lorillard, Inc. and RAI assets	Imperial Tobacco Group p.l.c.
May 2011	Productora Tabacalera de Colombia, S.A.S. (Protabaco)	BAT
June 2009	PT Bentoel Internasional Investama Tbk	BAT
September 2008	UST Inc.	Altria Group Inc.
July 2008	Rothmans Inc.	Philip Morris International Inc.
February 2008	Skandinavisk Tobakskompagni	BAT
February 2008	Tekel	BAT
November 2007	John Middleton Co.	Philip Morris USA
July 2007	Altadis SA	Imperial Tobacco Group p.l.c.
February 2007	Commonwealth Brands Inc.	Imperial Tobacco Group p.l.c.
January 2007	Lakson Tobacco Co. Ltd.	Philip Morris International Inc.
December 2006	Gallaher Group plc	Japan Tobacco Inc.
April 2006	Conwood LP	RAI
March 2005	PT HM Sampoerna Tbk	Philip Morris International Inc.
March 2002	Reemtsma Cigarettenfabriken GmbH	Imperial Tobacco Group p.l.c.
June 2001	Austria Tabak AG	Gallaher Group plc

Using publicly available information, J.P. Morgan calculated, for each of the selected transactions, the multiple of the target company’s FV implied by the consideration paid in such transaction to the target company’s EBITDA for the twelve-month period prior to the announcement date of the applicable transaction, referred to in this section of the proxy statement/prospectus as LTM EBITDA.

J.P. Morgan’s analysis resulted in a range of implied FV to LTM EBITDA multiples of 7.4x to 16.0x for the selected transactions, a mean implied FV to LTM EBITDA multiple of 12.5x for the selected transactions and a median implied FV to LTM EBITDA multiple of 13.0x for the selected transactions.

Based on the results of this analysis and J.P. Morgan’s professional judgment, J.P. Morgan derived a multiple reference range of 12.0x-16.0x for implied FV to LTM EBITDA. After applying such range to the appropriate metric for RAI (which, in the case of LTM EBITDA of RAI, was adjusted for certain cost synergies related to RAI’s acquisition of Lorillard at the direction of the management of RAI) as set forth in the RAI projections, the analysis indicated the following range of implied equity value per share for RAI common stock, rounded to the nearest $0.25:

RAI Implied Equity Value Per Share

	Low	High
Implied FV/LTM Adjusted EBITDA	$43.00	$60.00

For reference only and not as a component of its fairness analysis, J.P. Morgan also applied the 12.0x-16.0x multiple reference range to the appropriate metric of RAI (without, in the case of LTM EBITDA of RAI, giving effect to the adjustment described above) as set forth in the RAI projections, and the analysis indicated the following range of implied equity value per share for RAI common stock, rounded to the nearest $0.25.

RAI Implied Equity Value Per Share

	Low	High
Implied FV/LTM EBITDA	$42.00	$58.75

The ranges of implied equity value per share for RAI common stock were compared to (1) the closing price per share of RAI common stock of $47.17 on October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI, (2) the closing price per share of RAI common stock of $55.97 on January 13, 2017, the last trading day of the RAI common stock prior to the announcement of the merger agreement on January 17, 2017, and (3) the implied value of the merger consideration on January 13, 2017 of $59.74 per share (which was determined by valuing the BAT ADSs included in the merger consideration based on the exchange ratio in the merger of 0.5260 and the closing price per BAT ADS of $115.21 on January 13, 2017 divided by two (which was the number of BAT ordinary shares then represented by one BAT ADS and which calculation resulted in an implied hypothetical price per BAT ordinary share of $57.61)).

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied equity value per share for RAI common stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset, and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” refer to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. “Present value” refers to the current value of the cash flows generated by the asset and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period. The discounted cash flow analysis conducted by J.P. Morgan treated stock-based compensation as a cash expense.

J.P. Morgan calculated the present value of unlevered free cash flows that RAI is expected to generate during the period from calendar year 2017 through the end of 2021 using the RAI projections. J.P. Morgan also calculated a range of terminal values for RAI at December 31, 2021 by applying a terminal growth rate ranging from 0.0% to 1.0% to the RAI projections during 2021 to derive terminal period unlevered free cash flows for RAI. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 5.75% to 6.75%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of RAI, which included J.P. Morgan’s analysis of the selected companies listed under “—Public Trading Multiples Analysis” described above.

This analysis indicated the following range of implied equity value per share for RAI common stock, rounded to the nearest $0.25.

RAI Implied Equity Value Per Share

	Low	High
Discounted Cash Flow Analysis	$47.50	$68.75

The range of implied equity value per share for RAI common stock was compared to (1) the closing price per share of RAI common stock of $47.17 on October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI, (2) the closing price per share of RAI common stock of $55.97 on January 13, 2017, the last trading day of the RAI common stock prior to the announcement of the merger agreement on January 17, 2017, and (3) the implied value of the merger consideration on January 13, 2017 of $59.74 per share (which was determined by valuing the BAT ADSs included in the merger consideration based on the exchange ratio in the merger of 0.5260 and the closing price per BAT ADS of $115.21 on January 13, 2017 divided by two (which was the number of BAT ordinary shares then represented by one BAT ADS and which calculation resulted in an implied hypothetical price per BAT ordinary share of $57.61)).

Other Information

Historical Trading Range. For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the trading range of RAI common stock for the 52-week period ended October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI, which was $43.50 per share to $54.50 per share (with a volume weighted average price per share of $48.71 for the three months ended October 20, 2016), and compared that to (1) the closing price per share of RAI common stock of $47.17 on October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI, (2) the closing price per share of RAI common stock of $55.97 on January 13, 2017, the last trading day of the RAI common stock prior to the announcement of the merger agreement on January 17, 2017, and (3) the implied value of the merger consideration on January 13, 2017 of $59.74 per share (which was determined by valuing the BAT ADSs included in the merger consideration based on the exchange ratio in the merger of 0.5260 and the closing price per BAT ADS of $115.21 on January 13, 2017 divided by two (which was the number of BAT ordinary shares then represented by one BAT ADS and which calculation resulted in an implied hypothetical price per BAT ordinary share of $57.61)).

Analyst Price Targets. For reference only and not as a component of its fairness analysis, J.P. Morgan also reviewed certain publicly available equity research analyst share price targets for RAI common stock as of October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI, and noted that the range of such price targets was $47.00 per share to $62.00 per share, and compared that to (1) the closing price per share of RAI common stock of $47.17 on October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI, (2) the closing price per share of RAI common stock of $55.97 on January 13, 2017, the last trading day of the RAI common stock prior to the announcement of the merger agreement on January 17, 2017, and (3) the implied value of the merger consideration on January 13, 2017 of $59.74 per share (which was determined by valuing the BAT ADSs included in the merger consideration based on the exchange ratio in the merger of 0.5260 and the closing price per BAT ADS of $115.21 on January 13, 2017 divided by two (which was the number of BAT ordinary shares then represented by one BAT ADS and which calculation resulted in an implied hypothetical price per BAT ordinary share of $57.61)).

J.P. Morgan noted that the analyses described above under “—Analysis of RAI” were hypothetical, illustrative analyses only and were not a prediction as to future share trading.

Analysis of BAT

Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of BAT with similar data for publicly traded companies engaged in businesses which J.P. Morgan judged to be similar in certain respects to BAT’s business or aspects thereof. The companies selected by J.P. Morgan were the same companies listed under “—Analysis of RAI—Public Trading Multiples Analysis” above.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar in certain respects to those of BAT based on business sector participation, financial metrics and form of operations. However, none of the selected companies reviewed is identical to BAT and certain of these companies may have characteristics that are materially different from those of BAT. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect BAT.

Based on the results of the analysis described under “—Analysis of RAI—Public Trading Multiples Analysis” and J.P. Morgan’s professional judgment, J.P. Morgan derived a multiple reference range of 10.0x-13.5x for FV/2017E EBITDA and a multiple reference range of 13.0x-20.5x for P/E 2017E. After applying such ranges to 2017E EBITDA of BAT (adjusted to include BAT’s proportionate ownership in RAI and ITC Limited, converted at unaffected exchange rates) and estimated earnings per share for calendar year 2017 of BAT, in each case, as set forth in the RAI projections for BAT, the analysis indicated the following ranges of implied equity value per BAT ordinary share, rounded to the nearest £0.25:

BAT Implied Equity Value Per Share

	Low	High
FV/2017E EBITDA	£39.25	£56.25
P/E 2017E	£36.50	£57.50

The ranges of implied equity value per BAT ordinary share were compared to (1) the closing price per BAT ordinary share of £48.03 on October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI and (2) the closing price per BAT ordinary share of £47.30 on January 13, 2017, the last trading day of the RAI common stock prior to the announcement of the merger agreement on January 17, 2017.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied equity value per BAT ordinary share, using the same methodology as described under “—Analysis of RAI—Discounted Cash Flow Analysis,” except as noted below.

J.P. Morgan calculated the present value of unlevered free cash flows that BAT is expected to generate during the period from calendar year 2017 through the end of 2021 using the RAI projections for BAT. J.P. Morgan also calculated a range of terminal values for BAT at December 31, 2021 by applying a terminal growth rate ranging from 0.0% to 1.0% to the RAI projections for BAT during 2021 to derive terminal period unlevered free cash flows for BAT. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 6.75% to 8.0%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of BAT, which included J.P. Morgan’s analysis of RAI and the selected companies listed under “—Public Trading Multiples Analysis” described above.

This analysis indicated the following range of implied equity value per BAT ordinary share (which includes the implied values of BAT’s minority interests and BAT’s proportionate ownership in RAI and ITC Limited, applying, in the case of BAT’s proportionate ownership in RAI, a GBP-U.S. dollar exchange rate of 1.2186 as of January 13, 2017), rounded to the nearest £0.25.

BAT Implied Equity Value Per Share

	Low	High
Discounted Cash Flow	£41.75	£58.75

The range of implied equity value per BAT ordinary share was compared to (1) the closing price per BAT ordinary share of £48.03 on October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI and (2) the closing price per BAT ordinary share of £47.30 on January 13, 2017, the last trading day of the RAI common stock prior to the announcement of the merger agreement on January 17, 2017.

Other Information

Historical Trading Range. For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the trading range of BAT ordinary shares for the 52-week period ended October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI, which was £35.75 per share to £50.50 per share (with a volume weighted average price per BAT ordinary share of £48.32 for the three months ended October 20, 2016), and compared that to (1) the closing price per BAT ordinary share of £48.03 on October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI and (2) the closing price per BAT ordinary share of £47.30 on January 13, 2017, the last trading day of the RAI common stock prior to the announcement of the merger agreement on January 17, 2017.

Analyst Price Targets. For reference only and not as a component of its fairness analysis, J.P. Morgan also reviewed certain publicly available equity research analyst share price targets for BAT ordinary shares as of October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI, and noted that the range of such price targets was £43.00 per share to £58.00 per share, and compared that to (1) the closing price per BAT ordinary share of £48.03 on October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI, and (2) the closing price per BAT ordinary share of £47.30 on January 13, 2017, the last trading day of the RAI common stock prior to the announcement of the merger agreement on January 17, 2017.

J.P. Morgan noted that the analyses described above under “—Analysis of BAT” were hypothetical, illustrative analyses only and were not a prediction as to future share trading.

Other Analyses

Illustrative Value Creation Analyses

Illustrative Market-Based Value Creation Analysis. For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed certain market-based analyses of the potential illustrative value created by the merger for the existing holders of shares of RAI common stock (other than the BAT Group) that compared the estimated implied equity value per share of RAI common stock on a standalone basis based on the closing price per share of RAI common stock of $47.17 on October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI to the sum of (1) the implied equity value per share of the ownership of RAI shareholders (other than the BAT Group) in the pro forma combined company and (2) the $29.44 cash per share included in the merger consideration.

J.P. Morgan determined the pro forma combined company implied equity value by calculating: (1) the sum of (a) the implied equity value of BAT using an implied hypothetical price per BAT ordinary share of $57.61 on January 13, 2017, the last trading day of the RAI common stock prior to the announcement of the merger agreement, which was calculated based on a GBP-U.S. dollar exchange rate of 1.2186 as of January 13, 2017, the last trading day of the RAI common stock prior to the announcement of the merger agreement on January 17, 2017, and a closing price per BAT ADS of $115.21 divided by two (which was the number of BAT ordinary shares then represented by one BAT ADS and which calculation resulted in such implied hypothetical price per BAT ordinary share of $57.61), (b) the implied equity value of RAI common stock not owned by the BAT Group, using the closing price per share of RAI common stock of $47.17 on October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI, (c) $500 million annual run-rate synergies estimated by the managements of RAI and BAT, capitalized by applying a blended implied FV/EBITDA multiple of 12.5x, and (d) the present value of $140 million annual tax efficiencies estimated by the management of RAI based in part on information provided by the management of BAT, using a discount rate of 5.0% and a growth rate of 0.0%, less (2) the sum of (a) the estimated transaction fees and expenses relating to the merger provided to J.P. Morgan by the management of RAI, and (b) the aggregate amount of cash to be paid to the holders of RAI common stock (other than the BAT Group) in the merger.

These analyses indicated that the merger would result in illustrative market-based value creation of 25.8% for the holders of RAI common stock (other than the BAT Group) above the standalone implied equity value of RAI. There can be no assurance, however, that the synergies, tax efficiencies, estimated transaction-related expenses and other impacts will not be substantially greater or less than those estimated by the managements of RAI and BAT, as applicable, and described above.

J.P. Morgan noted that the market-based value creation analysis was a hypothetical, illustrative analysis only and was not a prediction of future share trading.

Illustrative Intrinsic Value Creation Analysis. J.P. Morgan reviewed certain intrinsic analyses of the potential illustrative value created by the merger for the existing holders of shares of RAI common stock (other than the BAT Group) that compared the estimated implied equity value per share of RAI common stock on a standalone basis based on the midpoint value determined by J.P. Morgan’s discounted cash flow analysis described above under “—Analysis of RAI—Discounted Cash Flow Analysis” to the sum of (1) the implied equity value per share of the ownership of RAI shareholders (other than the BAT Group) in the pro forma combined company and (2) the $29.44 cash per share included in the merger consideration.

J.P. Morgan determined the pro forma combined company implied equity value by calculating: (1) the sum of (a) the implied equity value of BAT, using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis for BAT described above under “—Analysis of BAT—Discounted Cash Flow Analysis” and a GBP-U.S. dollar exchange rate of 1.2186 as of January 13, 2017, the last trading day of the RAI common stock prior to the announcement of the merger agreement on January 17, 2017, (b) the implied equity value of RAI common stock not owned by the BAT Group using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis for RAI described above under “—Analysis of RAI—Discounted Cash Flow Analysis,” calculated by using a 6.25% discount rate and a terminal growth rate of 0.5%, (c) the present value of $500 million annual run-rate synergies estimated by the managements of RAI and BAT, using a 6.25% discount rate and a growth rate of 0.0%, and (d) the present value of $140 million annual tax efficiencies estimated by the management of RAI based in part on information provided by the management of BAT, using a discount rate of 5.0% and a growth rate of 0.0%, less (2) the sum of (a) the estimated transaction fees and expenses relating to the merger provided to J.P. Morgan by the management of RAI, and (b) the aggregate amount of the cash to be paid to the holders of RAI common stock (other than the BAT Group) in the merger.

These analyses indicated that the merger would result in illustrative intrinsic value creation of 9.6% for the holders of RAI common stock (other than the BAT Group) above the standalone implied equity value of RAI. There can be no assurance, however, that the synergies, tax efficiencies, estimated transaction-related expenses and other impacts will not be substantially greater or less than those estimated by the managements of RAI and BAT, as applicable, and described above.

J.P. Morgan noted that the intrinsic value creation analysis was a hypothetical, illustrative analysis only and was not a prediction of future share trading.

Historical Exchange Ratio Analysis

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the per share daily closing market prices of RAI common stock and BAT ordinary shares from July 14, 2014, the day prior to the announcement of the Lorillard merger, to January 13, 2017, the last trading day of the RAI common stock prior to the announcement of the merger agreement on January 17, 2017, and J.P. Morgan calculated the implied historical exchange ratios for the periods specified below, including the implied historical exchange ratios after adjusting the closing market prices of RAI common stock for the $29.44 cash per share included in the merger consideration (referred to in this section of the proxy statement/prospectus as the cash adjusted exchange ratio). Specifically, for each trading day, J.P. Morgan divided the daily closing price per share of RAI common stock (in case of the cash adjusted exchange ratio, after adjustment for the $29.44 cash per share included in the merger consideration) by the closing price per BAT ordinary share. J.P. Morgan calculated the average of the implied historical exchange ratios (including the cash adjusted exchange ratio) for the one-month, six-month and one-year periods ended October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI, and the average for the period from June 11, 2015, the date the Lorillard merger was completed, until October 20, 2016. J.P. Morgan also calculated the average of the implied historical exchange ratios (including the cash adjusted exchange ratio) for the period from October 21, 2016 until January 13, 2017, the last trading day of the RAI common stock prior to the announcement of the merger agreement on January 17, 2017. The analysis resulted in the following implied exchange ratios for the dates and periods indicated, all as compared to the exchange ratio in the merger of 0.5260x:

	Cash Adjusted Exchange Ratio	Implied Historical Exchange Ratio
1-Month Average Ended October 20, 2016	0.2897x	0.7680x
6-Month Average Ended October 20, 2016	0.3298x	0.8046x
1-year Average Ended October 20, 2016	0.3299x	0.8287x
Average for Period from June 11, 2015 to October 20, 2016	0.3001x	0.8071x
Average for Period from October 21, 2016 to January 13, 2017	0.4582x	0.9864x

J.P. Morgan also noted that the highest cash adjusted exchange ratio and the highest implied historical exchange ratio for the period from June 11, 2015 to October 20, 2016 were 0.4027x and 0.9538x, respectively.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of RAI or BAT. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or performed by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to RAI or BAT, and none of the selected transactions reviewed was identical to the merger. However, the companies selected were chosen, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar in certain respects to those of RAI or BAT. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar in certain respects to the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to RAI or BAT and the transactions compared to the merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise RAI with respect to the merger and deliver an opinion to the RAI board of directors with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with RAI, BAT and the industries in which they operate.

For services rendered in connection with the merger (including the delivery of its opinion), RAI has agreed to pay J.P. Morgan a fee of 0.07% of the total consideration payable in the merger, which includes the merger consideration to be paid to holders of RAI common stock (other than the BAT Group) and equity awards at the closing of the merger, the value of any equity awards of RAI to be assumed by BAT, any dividends or other distributions declared by RAI with respect to its capital stock following October 30, 2016 (other than normal recurring cash dividends in amounts not materially greater than then-currently paid) and amounts paid by RAI to repurchase any securities of RAI outstanding on November 22, 2016 (other than in the ordinary course of business). Based on the closing price per BAT ADS on March 10, 2017, J.P. Morgan’s fee would be approximately $36.2 million of which $1.0 million was payable upon the execution of the engagement letter with J.P. Morgan on November 22, 2016, $2.0 million was payable upon the delivery by J.P. Morgan of its opinion and $1.0 million was payable on January 30, 2017 (and additional $1.0 million installments which will subsequently become payable on each three-month anniversary of January 30, 2017 until October 30, 2017 if the merger has not been completed before that date), and the remainder of which will be due upon the completion of the merger. In addition, RAI may, in its sole discretion, based on its assessment of J.P. Morgan’s performance of its services, pay J. P. Morgan an additional fee of up to 0.01% of the total consideration payable in the merger described above. In addition, RAI has agreed to indemnify J.P. Morgan for certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with RAI and BAT, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as sole arranger and bookrunner on an amendment and extension of RAI’s revolving credit facility in October 2015 and on an extension of such facility in November 2016; as lead left arranger and bookrunner on RAI’s syndicated facility in June 2015; as bookrunner on an offering of debt securities by RAI in June 2015; as M&A financial advisor to

RAI on its sale of the international rights to the NATURAL AMERICAN SPIRIT brand name and associated trademarks outside the United States in January 2016; as joint bookrunner on an offering of debt securities by BAT in June 2015 and as joint bookrunner on an offering of debt securities by BAT in September 2016. During such period, J.P. Morgan and its affiliates have provided treasury and asset management services to RAI and asset management services to BAT, in each case for customary compensation. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under the outstanding revolving credit facility of RAI, for which it receives customary compensation or other financial benefits. During such two year period, the aggregate fees received by J.P. Morgan from RAI and BAT for such services were approximately $54.0 million and $4.9 million, respectively. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding RAI common stock and BAT ordinary shares (including BAT ordinary shares represented by BAT ADSs). In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of RAI or BAT for their own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities or other financial instruments.

Opinion of Lazard

On January 16, 2017, at a meeting of the RAI board of directors held to evaluate the merger, Lazard rendered to the RAI board of directors an oral opinion, which was confirmed by delivery of a written opinion dated January 16, 2017, to the effect that, as of that date and based upon and subject to the matters described in its opinion, the merger consideration per share of RAI common stock, consisting of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share plus (2) $29.44 in cash to be paid to holders of shares of RAI common stock, other than the BAT Group and excluded holders, was fair, from a financial point of view, to such holders. For purposes of this section, excluded holders means holders of shares of RAI common stock who have not voted, or caused or permitted to be voted, any shares of RAI common stock in favor of the adoption of the plan of merger, as defined in the merger agreement, at the special meeting and who have properly asserted (and not lost or effectively withdrawn) their rights of appraisal in accordance with Article 13 of the NCBCA.

The full text of Lazard’s written opinion, dated January 16, 2017, to the RAI board of directors which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached to this proxy statement/prospectus as Annex D and is incorporated into this proxy statement/prospectus by reference. The summary of Lazard’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex D. You are encouraged to read Lazard’s opinion and this section carefully and in their entirety. Lazard’s opinion was for the benefit of the RAI board of directors (in its capacity as such) and Lazard’s opinion was rendered to the RAI board of directors in connection with its evaluation of the merger. Lazard’s opinion was not intended to and does not constitute a recommendation to any RAI shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of the merger agreement, dated as of January 16, 2017;

•	reviewed certain publicly available historical business and financial information relating to RAI and BAT;

•	reviewed certain internal financial analyses and forecasts prepared by the management of RAI relating to the business of each of RAI and BAT (which, in the case of the forecasts for BAT, were based in part on certain financial information for BAT prepared by the management of BAT and provided to RAI), and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of RAI to be realized from the merger;

•	held discussions with members of the senior management of RAI with respect to the businesses and prospects of RAI and BAT, respectively, and the projected synergies and other benefits anticipated by the management of RAI to be realized from the merger;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of RAI and BAT, respectively;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of RAI and BAT, respectively;

•	reviewed historical stock prices and trading volumes of RAI common stock and BAT ordinary shares;

•	reviewed the potential pro forma financial impact of the merger on BAT based on the financial forecasts referred to above relating to RAI and BAT; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of RAI or BAT or concerning the solvency or fair value of RAI or BAT, and Lazard was not furnished with any such valuation or appraisal. At the direction of the RAI board of directors, for purposes of its analysis, Lazard utilized forecasts with respect to BAT and the synergies and other benefits anticipated to result from the merger that were prepared by management of RAI and were based, in part, on financial information provided by BAT to RAI and, as the RAI board of directors knew, Lazard did not have discussions with management of BAT in connection with the merger. With respect to the financial forecasts utilized in Lazard’s analyses, including those related to projected synergies and other benefits anticipated by the management of RAI to be realized from the merger, Lazard assumed, with the consent of RAI, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of RAI and BAT, respectively, and such synergies and other benefits. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they are based.

Further, Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof. Lazard did not express any opinion as to the prices at which shares of RAI common stock, BAT ordinary shares or BAT ADSs may trade at any time subsequent to the announcement of the merger. In connection with Lazard’s engagement, Lazard was not authorized to, and Lazard did not, solicit indications of interest from third parties regarding a potential transaction with RAI. In addition, Lazard’s opinion did not address the relative merits of the merger as compared to any other transaction or business strategy in which RAI might engage or the merits of the underlying decision by RAI to engage in the merger.

In rendering its opinion, Lazard assumed, with the consent of RAI, that the merger would be completed on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the consent of RAI, that obtaining the necessary governmental, regulatory or third-party approvals and consents for the merger would not have an adverse effect on RAI, BAT or the merger. Lazard did not express any opinion as to any tax or other consequences that might result from the merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that RAI obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the merger consideration to the extent expressly specified in the opinion) of the merger, including, without limitation, the form or structure of the merger or any agreements or arrangements entered into in connection with, or contemplated by, the merger. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger, or class of such persons, relative to the merger consideration or otherwise. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

In preparing its opinion to the RAI board of directors, Lazard performed a variety of financial and comparative analyses. The following is a brief summary of the material financial and comparative analyses that

Lazard deemed to be appropriate for this type of transaction and that were reviewed with the RAI board of directors by Lazard in connection with rendering its opinion. The summary of Lazard’s analyses described below is not a complete description of the analyses underlying Lazard’s opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial or summary description. In arriving at its opinion, Lazard considered the results of all of the analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Accordingly, Lazard believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of RAI or BAT. No company or business used in Lazard’s analyses is identical to RAI or BAT, and such analyses may not necessarily utilize all companies or businesses that could be deemed comparable to RAI or BAT. Accordingly, an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies analyzed. The estimates contained in Lazard’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses are inherently subject to substantial uncertainty.

The merger consideration was determined through negotiations between the Transaction Committee and BAT and was approved by the RAI board of directors, after unanimous recommendation and approval by the Transaction Committee. Lazard was not requested to, and it did not, recommend the specific merger consideration payable in the merger or that any given merger consideration constituted the only appropriate consideration for the merger. The decision to enter into the merger agreement was solely that of the RAI board of directors and the opinion of Lazard was only one of many factors taken into consideration by the RAI board of directors in its evaluation of the merger. Consequently, the analyses described below should not be viewed as determinative of the views of the RAI board of directors, the Transaction Committee or RAI’s management with respect to the merger or the merger consideration.

The financial analyses summarized below include information presented in tabular format. In order to fully understand Lazard’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 13, 2017, the last trading day for RAI common stock and BAT ADSs before the public announcement of the merger, and is not necessarily indicative of current market conditions.

Introduction

As more fully described below, Lazard performed (1) with respect to each of RAI and BAT, discounted cash flow analyses on a stand-alone basis and selected comparable company analyses, (2) with respect to RAI, selected precedent transactions analyses and (3) “has-gets” analyses from the perspective of the holders of RAI common stock (other than the BAT Group and excluded holders).

The merger consideration to be paid by BAT in the merger consists of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share plus (2) $29.44 in cash. Based on the closing price of BAT ADSs of $115.21 (each BAT ADS then representing two BAT ordinary shares) on January 13, 2017 ($57.61 after giving effect to the BAT ADS ratio change), the last trading day of the BAT ADSs before the public announcement of the merger agreement, the merger consideration represented approximately $59.74 in value per share of RAI common stock. For purposes of these analyses, Lazard assumed a Sterling-Dollar exchange rate as of January 13, 2017 of 1.2186 $/£.

Discounted Cash Flow Analyses

Lazard performed the following discounted cash flow analyses with respect to each of RAI and BAT. Financial forecasts and other data for RAI and BAT on a stand-alone basis were provided by RAI. See “—RAI Unaudited Prospective Financial Information” beginning on page [●] of this proxy statement/prospectus.

Discounted Cash Flow Analysis. Lazard performed a discounted cash flow analysis to calculate the estimated present value, as of December 31, 2016, of the unlevered, after-tax free cash flows that each of RAI and BAT, on a stand-alone basis, were forecasted to generate during the calendar years 2017 to 2021, based on an estimated range of weighted average cost of capital of 5.0% to 6.0% for RAI and 6.0% to 7.0% for BAT. The unlevered, after-tax free cash flows were calculated by taking the net operating profit after tax (representing earnings before interest after tax), then adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital and other cash flow items. Lazard then calculated the estimated present value of the terminal values of RAI and BAT, respectively, as of December 31, 2016, by selecting, based on its judgment and experience, a range of perpetuity growth rates of (0.5)% to 0.5% (which implied exit EBITDA multiples ranging from 9.7x to 14.1x for RAI and 7.9x to 10.9x for BAT) and an estimated range of weighted average cost of capital of 5.0% to 6.0% for RAI and 6.0% to 7.0% for BAT. The weighted average cost of capital was derived by application of the Capital Asset Pricing Model, taking into account certain metrics including target capital structure, the cost of long-term Treasury debt, tax rates, unlevered and levered betas for the selected comparable tobacco companies discussed below, including RAI and BAT as appropriate, as well as certain financial metrics for the U.S. financial markets generally. Lazard then calculated a range of implied per share values of RAI common stock and BAT ordinary shares by subtracting the net debt of each of RAI and BAT as of December 31, 2016, from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of outstanding shares of RAI common stock and BAT ordinary shares, respectively. This analysis resulted in the following range of implied per share values of RAI common stock and BAT ordinary shares, respectively:

Implied per share values of RAI common stock on a stand-alone basis	Implied per share values of BAT ordinary shares on a stand-alone basis
$50.03 – $73.38	£44.09 – £54.72 ($53.73 – $66.68)

Lazard also calculated an implied exchange ratio reference range based on the discounted cash flow analysis described above by dividing (1) the low end of the per share value range of RAI resulting from the discounted cash flow analysis described above (less the $29.44 per share of merger consideration to be paid in cash) by the high end of the per share value range of BAT resulting from the discounted cash flow analysis described above and (2) the high end of the per share value range of RAI resulting from the discounted cash flow analysis described above (less the $29.44 per share of merger consideration to be paid in cash) by the low end of the per share value range of BAT resulting from the discounted cash flow analysis described above. This analysis resulted in an implied exchange ratio of 0.3088x to 0.8178x and an implied pro forma ownership range for the holders of RAI common stock of 12.1% to 26.6%. The exchange ratio provided for in the merger agreement is 0.5260x resulting in a pro forma ownership for the holders of RAI common stock of 18.9%.

Selected Comparable Company Analyses

Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected publicly traded tobacco companies whose operations Lazard believed, based on its judgment and experience, to be similar to each of RAI’s and BAT’s operations for purposes of these analyses.

The selected companies used in these analyses, which are referred to in this proxy statement/prospectus as the selected comparable tobacco companies, were divided into two categories as follows:

Global Majors

•	Philip Morris International;

•	BAT;

•	Japan Tobacco Inc.; and

•	Imperial Brands.

US/European

•	Altria Group;

•	RAI;

•	Swedish Match; and

•	Scandinavian Tobacco.

Although none of the selected comparable tobacco companies (other than RAI and BAT) included in the selected comparable company analyses is identical or directly comparable to RAI or BAT, the selected comparable tobacco companies included were chosen because they are publicly traded companies with certain operations, results, business mixes or product profiles that, for the purposes of analysis, may be considered similar to certain operations, results, business mixes or product profiles of the RAI Group and the BAT Group.

Lazard calculated and compared various financial multiples and ratios of each of the selected comparable tobacco companies, including among other things, the ratio of each comparable tobacco company’s (1) enterprise value as a multiple of 2017 calendar year estimated EBITDA and (2) share price as a multiple of 2017 calendar year estimated earnings per share, referred to as a P/E ratio. All of these calculations were based on publicly available financial data and closing share prices as of January 13, 2017. The results of this analysis are summarized in the following table:

	2017E EBITDA Multiple	2017E P/E Ratio
Global Majors
Philip Morris International	13.5x	18.9x
BAT	10.8x	16.7x
Japan Tobacco Inc.	10.1x	16.4x
Imperial Brands	11.4x	13.1x

High	13.5x	18.9x
Median	11.1x	16.6x
Mean	11.5x	16.3x
Low	10.1x	13.1x

US/European
Altria Group	12.6x	20.2x
RAI	14.2x	21.9x
Swedish Match	11.6x	17.2x
Scandinavian Tobacco	10.0x	12.2x

	2017E EBITDA Multiple	2017E P/E Ratio
High	14.2x	21.9x
Median	12.1x	18.7x
Mean	12.1x	17.9x
Low	10.0x	12.2x

Based on its professional judgment after taking into account, among other things, such observed multiples, Lazard selected a range of 2017E EBITDA multiples of 11.0x to 13.0x and a range of 2017E P/E ratios of 17.0x to 20.0x for RAI and a range of 2017E EBITDA multiples of 10.0x to 13.0x and a range of 2017E P/E ratios of 16.0x to 19.0x for BAT. This analysis resulted, when applied to corresponding information of RAI and BAT, in the following range of implied per share values of RAI common stock and BAT ordinary shares, respectively:

Valuation Methodology	Implied per share values of RAI common stock	Implied per share values of BAT ordinary shares
EBITDA Multiple-Based	$40.86 – $49.67	£41.79 – £52.04 ($50.92 – $63.42)
P/E Ratio-Based	$43.08 – $50.68	£44.74 – £53.13 ($54.52 – $64.74)

Lazard also calculated an implied exchange ratio reference range based on the selected comparable company analyses described above by dividing (1) the low end of the implied RAI per share value range resulting from the selected comparable company analyses described above (less the $29.44 per share of merger consideration to be paid in cash) by the high end of the implied BAT per share value range resulting from the selected comparable company analyses described above and (2) the high end of the implied RAI per share value range resulting from the selected comparable company analyses described above (less the $29.44 per share of merger consideration to be paid in cash) by the low end of the implied BAT per share value range resulting from the selected comparable company analyses described above. This analysis indicated, on the one hand, an EBITDA multiple based implied exchange ratio of 0.1800x to 0.3972x and an implied pro forma ownership range for the holders of RAI common stock of 7.4% to 15.0%; and, on the other hand, a P/E ratio based implied exchange ratio of 0.2106x to 0.3896x and an implied pro forma ownership range for the holders of RAI common stock of 8.5% to 14.7%. The exchange ratio provided for in the merger agreement is 0.5260x resulting in a pro forma ownership for the holders of RAI common stock of 18.9%.

Selected Precedent Transactions Analyses

Lazard performed selected precedent transactions analyses with respect to RAI on a stand-alone basis by reviewing selected transactions involving the acquisition of a tobacco company announced since March 2005 and for which financial information was publicly available.

Although none of the selected transactions included in the selected precedent transactions analyses is identical or directly comparable to the merger, the selected transactions included were chosen because they involve companies with certain operations, results, business mixes or product profiles that, for the purposes of analysis, may be considered similar to certain operations, results, business mixes or product profiles of the RAI Group.

For each of the selected transactions, Lazard reviewed, based on publicly available information, the enterprise value, implied by each transaction purchase price, as a multiple of the estimated EBITDA (measured as the most recently available or disclosed LTM EBITDA at the time of the announcement of the relevant transaction), for each target company. The results of this analysis are summarized in the following table:

Announcement Date	Acquirer	Target	Enterprise Value (dollars in millions)	EBITDA Multiple
June 2015	BAT	TDR	$603	12.5x
February 2015	BAT	Souza Cruz (24.7%)	$13,741	15.1x
July 2014	Imperial Brands	RAI	$7,100	8.8x
July 2014	RAI	Lorillard	$27,387	13.1x
May 2012	Japan Tobacco Inc.	Gryson	$598	12.3x
July 2011	Japan Tobacco Inc.	Haggar Cigarette & Tobacco Factory	$450	9.9x
May 2011	BAT	Protabaco	$452	11.3x
June 2009	BAT	PT Bentoel Internasional Investama	$744	14.0x
September 2008	Altria Group	UST	$11,655	12.2x
July 2008	Philip Morris International	Rothmans	$1,966	9.6x
February 2008	BAT	Tekel (Cigarette business)	$1,720	11.4x
February 2008	BAT	Skandinavisk Tobakskompagni	$4,089	11.2x
November 2007	Altria Group	John Middleton	$2,900	15.7x
July 2007	Imperial Brands	Altadis	$22,370	14.2x
February 2007	Imperial Brands	Commonwealth Brands	$1,899	10.9x
January 2007	Philip Morris International	Larkson Tobacco	$675	14.6x
December 2006	Japan Tobacco Inc.	Gallaher Group	$19,036	12.8x
April 2006	RAI	Conwood Company	$3,500	13.5x
March 2005	Philip Morris International	PT HM Sampoerna	$5,120	14.0x

				—
		High		15.7x
		Median		12.5x
		Mean		12.5x
		Low		8.8x

Based on its professional judgment after taking into account, among other things, such observed multiples, Lazard then applied a selected range of EBITDA multiples of 12.0x to 15.0x to RAI’s last twelve months, referred to as LTM, EBITDA as of December 31, 2016, and to RAI’s LTM adjusted EBITDA as of December 31, 2016, which included adjustments in the amount of $113.6 million to reflect the run-rate synergies associated with the Lorillard merger. This analysis resulted in the following ranges of implied per share values of RAI common stock, respectively:

Implied per share values of RAI common stock (2016 EBITDA)	Implied per share values of RAI common stock (Adjusted 2016 EBITDA)
$42.08 – $54.50	$43.03 – $55.69

“Has-Gets” Analyses From the Perspective of the Holders of RAI Common Stock (Other than the BAT Group and Excluded Holders)

Lazard reviewed and analyzed certain financial information, multiples and ratios in order to compare the stand-alone per share value of RAI common stock to the per share value of BAT ordinary shares on a pro forma basis after giving effect to the merger from the perspective of the holders of RAI common stock (other than the BAT Group and excluded holders). These comparison analyses are referred to as the “has-gets” analyses.

Accordingly, Lazard performed (1) a discounted cash flow analysis, (2) selected comparable company analyses based on EBITDA multiples and (3) selected comparable company analyses based on P/E ratios, in each case for RAI on a stand-alone basis and for BAT on a pro forma basis after giving effect to the merger. The pro forma analyses were conducted assuming a merger consideration to be paid by BAT per share of RAI common stock in the merger comprised of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share plus (2) $29.44 in cash. Financial forecasts and other data used for each of these analyses were provided by RAI. Lazard factored into its analyses the present value of the illustrative projected dividends to be received by the holders of RAI common stock, in each case over the relevant time periods.

Discounted Cash Flow “Has-Gets” Analyses. Lazard performed a discounted cash flow analysis to calculate the estimated present value, as of June 30, 2017, of the unlevered, after-tax free cash flows that BAT on a pro forma basis after giving effect to the merger was forecasted to generate during the calendar years 2017 to 2021, based on an estimated range of weighted average cost of capital of 5.5% to 6.5% (which was calculated as the weighted average of BAT and RAI standalone weighted average cost of capital, based on 2017E EBITDA). The unlevered, after-tax free cash flows were calculated by taking the net operating profit after tax (representing earnings before interest after tax), then adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital and other cash flow items. Lazard then calculated the estimated present value of the terminal values of BAT on a pro forma basis after giving effect to the merger, as of June 30, 2017, by selecting, based on its judgment and experience, a range of perpetuity growth rates of (0.5)% to 0.5% (which implied exit EBITDA multiples ranging from 9x to 12.7x). Lazard then calculated a range of implied per share values of BAT ordinary shares on a pro forma basis after giving effect to the merger by subtracting the estimated projected net debt of BAT on a pro forma basis after giving effect to the merger as of June 30, 2017, from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of outstanding shares of BAT ordinary shares on a pro forma basis after giving effect to the merger. Lazard then discounted the implied projected per share values of BAT ordinary shares on a pro forma basis after giving effect to the merger as of June 30, 2017, back to December 31, 2016, using a cost of equity range of 6.09% to 7.27% underlying the estimated weighted average cost of capital of 5.5% to 6.5%, taking into account the present value of the illustrative projected dividends to be received by the holders of RAI common stock in the interim. This analysis resulted in the following range of implied per share values of BAT on a pro forma basis after giving effect to the merger:

Implied per share values of common stock / ordinary shares
“Has”—RAI (Stand-Alone)	$50.03 – $73.38
“Gets”—BAT (Pro Forma after giving effect to the merger)	$56.31 – $70.14

EBITDA Multiple-Based “Has-Gets” Analyses. Lazard calculated the projected per share values of BAT ordinary shares on a pro forma basis after giving effect to the merger by applying a selected range of enterprise value to EBITDA multiples of 10.5x-13.0x (calculated as weighted average of RAI multiples and BAT multiples, based on Lazard’s analysis of 2017E EV/EBITDA of the selected comparable tobacco companies) to the next 12 months estimated EBITDA as of June 30, 2017 of BAT on a pro forma basis after giving effect to the merger adjusted to include full run-rate synergies. Lazard then discounted the implied projected per share values of BAT ordinary shares on a pro forma basis after giving effect to the merger back to December 31, 2016, using an implied blended cost of equity, taking into account the present value of the illustrative projected dividends to be received by the holders of RAI common stock in the interim. This analysis resulted in the following range of implied per share values of BAT ordinary shares on a pro forma basis after giving effect to the merger:

Implied per share values of common stock / ordinary shares
“Has”—RAI (Stand-Alone)	$40.86 – $49.67
“Gets”—BAT (Pro Forma after giving effect to the merger)	$53.51 – $62.40

P/E Ratio-Based “Has-Gets” Analyses. Lazard calculated the projected per share values of BAT ordinary shares on a pro forma basis after giving effect to the merger by applying a selected range of P/E ratios of 16.4x-19.4x (calculated as weighted average of RAI multiples and BAT multiples, based on Lazard’s analysis of 2017E net income of the selected comparable tobacco companies) to next 12 months estimated earnings per share of BAT on a pro forma basis after giving effect to the merger as of June 30, 2017, adjusted to include full run-rate synergies. Lazard then discounted the implied projected per share values of BAT ordinary shares on a pro forma basis after giving effect to the merger back to December 31, 2016, using an implied blended cost of equity, taking into account the present value of the illustrative projected dividends to be received by the holders of RAI common stock in the interim. This analysis resulted in the following range of implied per share values of BAT ordinary shares on a pro forma basis after giving effect to the merger:

Implied per share values of common stock / ordinary shares
“Has”—RAI (Stand-Alone)	$43.08 – $50.68
“Gets”—BAT (Pro Forma after giving effect to the merger)	$60.82 – $66.98

Other Analyses

The analyses and data relating to RAI and BAT described below were presented to the RAI board of directors for reference purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.

Historical Stock Trading

Lazard reviewed historical data with regard to the range of trading prices of shares of RAI common stock for the 52-week period to and including October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI. During this period, the intraday share price of RAI common stock ranged from a low of $43.38 to a high of $54.48 per share. Lazard also observed that, during such period, the intraday share price of BAT ordinary shares ranged from £35.36 ($43.09) per share to £51.35 ($62.58) per share.

Lazard also calculated an implied exchange ratio reference range based on trading prices by dividing the low end of the 52-week trading price per share range for RAI (less the $29.44 per share of the cash portion of the merger consideration) by the high end of the 52-week trading price per share range for BAT and by dividing the high end of the 52-week trading price per share range for RAI (less the $29.44 per share of the cash portion of the merger consideration) by the low end of the 52-week trading price per share range for BAT. This analysis indicated an implied exchange ratio reference range of 0.2228x to 0.5811x and an implied pro forma ownership range for the holders of RAI common stock of 9.0% to 20.5%.

Premiums Paid Analysis

Lazard reviewed a range of premiums paid in public company transactions closed (1) from 2011 to 2016, involving U.S. targets and transactions valued more than $500 million and (2) from 2005 to 2016, in which significant shareholders with more than 20% ownership of the target acquired the remaining shares of such target. Using a 20%-35% premium range based on the median / mean of premiums paid in the transactions referenced above and the RAI unaffected closing price per share as of October 20, 2016 of $47.17, resulted in an implied price per share range for shares of RAI common stock of $56.60 to $63.68.

Analyst Price Targets

Lazard reviewed selected equity analyst stock price targets for RAI common stock based on publicly available research analyst reports in Bloomberg, which indicated as of October 20, 2016 target prices that ranged from $47.00 to $62.00 per share.

Lazard also reviewed recently selected equity analyst stock price targets for BAT ordinary shares based on publicly available research analyst reports in Bloomberg, which indicated as of October 20, 2016 target prices that ranged from £43.00 ($52.40) to £60.00 ($73.12) per share.

Lazard also calculated an implied exchange ratio reference range based on research analyst price targets by dividing the low end of the share price target range for RAI (less the $29.44 per share of merger consideration to be paid in cash) by the high end of the share price target range for BAT and by dividing the high end of the share price target range for RAI (less the $29.44 per share of merger consideration to be paid in cash) by the low end of the share price target range for BAT. This analysis indicated an implied exchange ratio reference range of 0.2402x to 0.6214x and an implied pro forma ownership range for the holders of RAI common stock of 9.6% to 21.6%.

Miscellaneous

The RAI board of directors selected Lazard to act as its financial advisor in connection with the merger based on Lazard’s qualifications, experience, reputation and familiarity with the RAI Group and its business. Lazard is an internationally recognized investment banking firm providing a broad range of financial advisory and securities services.

In connection with Lazard’s services as RAI’s financial advisor, RAI has agreed to pay Lazard an aggregate fee of 0.02% of the merger consideration, of which $2.0 million was payable on the date of the announcement of the merger and approximately $8 million of which is contingent upon the closing of the merger. In addition, RAI may, in its sole discretion, based on its assessment of Lazard’s performance of its services, pay Lazard an additional fee in an amount to be determined by RAI in its sole discretion. RAI has also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against various liabilities that may arise from or be related to Lazard’s engagement, including certain liabilities under U.S. federal securities laws. The financial advisory business of Lazard in the past has provided certain investment banking services to RAI for which Lazard has received compensation, including, during the two-year period prior to the date of Lazard’s opinion, having acted as financial advisor to RAI in the acquisition by RAI of Lorillard in June 2015 for which Lazard received fees of approximately $29.5 million. In the two–year period prior to the date of Lazard’s opinion, the financial advisory business of Lazard did not receive any other fees from RAI and was not engaged by BAT to provide services for which it received compensation.

Lazard, as part of its investment banking business, is continually engaged in valuations of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts and valuations for other purposes. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of RAI, BAT and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of RAI, BAT and certain of their respective affiliates.

Materials of BAT’s Financial Advisors

In their capacity as BAT’s financial advisors, BAT requested that Centerview and Deutsche Bank provide an analysis, based on information provided by BAT and publicly available information, of the proposed acquisition of the outstanding shares of RAI common stock not owned by the BAT Group. Accordingly, Centerview and Deutsche Bank, in conjunction with BAT’s management, jointly prepared a series of presentations for BAT’s senior management between October and November 2016 and for the BAT board of directors on October 13, 2016, which presentations are included as Exhibits [●]—[●] to the Schedule 13E-3 which will be filed by the BAT parties and as Exhibits [●]—[●] to the Schedule 13E-3 which will be filed by RAI, referred to as the Financial Advisor Materials. Centerview and Deutsche Bank were not requested to, and did not render any opinion as to the fairness of the merger consideration, and the Financial Advisor Materials did not address any legal, regulatory, tax or accounting matters. For purposes of preparing the Financial Advisor Materials, Centerview and Deutsche Bank relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, them, without assuming any responsibility for independent verification thereof. The Financial Advisor Materials were prepared for internal use at BAT and not for public dissemination and are not intended to be, and do not constitute, a recommendation or an opinion of any kind to any person in respect of the merger, including as to how any holders of RAI common stock should act or vote in respect of the merger or any other matter.

The descriptions of the Financial Advisor Materials contained under the heading “—Background of the Merger” beginning on page [●] of this proxy statement/prospectus are qualified in their entirety by reference to the relevant Financial Advisor Materials included as Exhibits [●]—[●] to the Schedule 13E-3 which will be filed by the BAT parties, which are incorporated herein by reference. Such descriptions do not purport to be complete.

In connection with Deutsche Bank’s services as BAT’s financial advisor with respect to the merger, BAT agreed to pay Deutsche Bank a customary fee contingent upon the closing of the merger. In addition, BAT has agreed to reimburse certain of Deutsche Bank’s expenses arising, and to indemnify Deutsche Bank and certain related persons against certain liabilities that may arise, out of Deutsche Bank’s engagement. Deutsche Bank is an affiliate of Deutsche Bank AG, together with its affiliates, referred to as the DB Group. In the past two years, one or more members of the DB Group from time to time provided, and are currently providing, certain financial advisory and investment banking services in addition to other financial services to the BAT Group for which the DB Group has received customary compensation, including but not limited to acting as (1) joint financial advisor, joint financial intermediation agent and joint underwriter of acquisition financing and foreign exchange coordinator on the $2.7 billion acquisition of the 24.7% interest in BAT’s Brazilian subsidiary Souza Cruz not owned by the BAT Group in 2015, (2) joint financial advisor and lead arranger as part of a $4.7 billion investment in RAI by the BAT Group to maintain its approximate 42% beneficial ownership in RAI in connection with the Lorillard merger, (3) financial advisor to PT Bentoel Internasional Investama, Tbk (a subsidiary of BAT) on its rights issue in 2016, and (4) bookrunner on the following bond offerings for BAT: £650 million and $650 million in September 2016 $4.5 billion in June 2015 and EUR 3.0 billion in March 2015. In addition, Deutsche Bank is currently acting as a joint sponsor to BAT in relation to the merger and as a joint corporate broker to BAT on an ongoing basis. In the past two years, the DB Group has not been engaged by, and is not currently providing investment banking or other services to, the RAI Group. No material relationships have existed between the RAI Group and the DB Group in the last two years or are currently contemplated. The DB Group may also provide investment and commercial banking services to BAT and RAI in the future, for which the DB Group would expect to receive compensation.

In connection with Centerview’s services as BAT’s financial advisor with respect to the merger, BAT agreed to pay Centerview a customary fee contingent upon the closing of the merger. In addition, BAT has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview and certain related persons against certain liabilities that may arise, out of Centerview’s engagement. In the past two years, Centerview has not been engaged by, and is not currently providing investment banking or other services to, the RAI Group. No material relationships have existed between BAT or the RAI Group and Centerview in the last two years or are currently contemplated other than in connection with the merger. Centerview may also provide investment banking services to BAT and RAI in the future, for which Centerview would expect to receive compensation.

RAI Unaudited Prospective Financial Information

Although RAI periodically may issue limited public guidance concerning its expected financial performance, RAI does not, as a matter of course, publicly disclose detailed financial forecasts. However, in connection with the negotiation of the merger, RAI’s management prepared certain non-public unaudited financial forecasts, which were furnished to the Transaction Committee, the RAI board of directors, Goldman Sachs, J.P. Morgan, Lazard and BAT. These unaudited financial forecasts were used by the Transaction Committee and the RAI board of directors for purposes of their consideration and evaluation of the merger and utilized by Goldman Sachs, J.P. Morgan and Lazard in performing their financial analyses described under “—Opinion of the Transaction Committee’s Financial Advisor” and “—Opinions of RAI’s Financial Advisors” beginning on pages [●] and [●], respectively, of this proxy statement/prospectus. A summary of these unaudited financial forecasts is set forth below.

The unaudited financial forecasts were not prepared for the purpose of public disclosure, nor were they prepared in compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, U.S. GAAP or IFRS. The summary of the unaudited financial forecasts is not being included in this proxy statement/prospectus to influence RAI shareholders with respect to the approval of the merger agreement, but because the unaudited financial forecasts were furnished to the Transaction Committee, the RAI board of directors, Goldman Sachs, J.P. Morgan, Lazard and BAT. The inclusion of the unaudited financial forecasts in this proxy statement/prospectus should not be regarded as an indication that RAI or any other recipient of the unaudited financial forecasts considered, or now considers, the forecasts to be material or necessarily predictive of actual future results, and the unaudited financial forecasts should not be relied upon as such.

All of the unaudited financial forecasts summarized below were prepared by, and are the responsibility of, RAI’s management. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in the unaudited financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto, and no independent registered public accounting firm assumes any responsibility for the prospective financial information. The reports of the independent registered public accounting firms included in and attached to this proxy statement/prospectus relate to BAT’s and RAI’s respective historical financial information. These reports do not extend to the unaudited financial forecasts and should not be read to do so.

Because the unaudited financial forecasts were developed for RAI on a stand-alone basis without giving effect to the merger, such unaudited financial forecasts do not give effect to the merger or any changes to RAI’s operations or strategy that may be implemented after the completion of the merger, including any potential synergies realized as a result of the merger, or to any costs related to, or that may arise in connection with, the merger.

The unaudited financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of RAI’s management. RAI’s management prepared these unaudited financial forecasts consistent with historical practices and assumptions and such forecasts are reflective of RAI’s view of future variables. These assumptions included assumptions with respect to annual future industry volume declines and price increases, future market share changes for the RAI Group’s products, future manufacturing cost and selling, general and administrative cost changes and inflation, including the inflationary impact on MSA costs. In the view of RAI’s management, the unaudited financial forecasts were prepared on a reasonable basis and reflected the best then-currently available estimates and judgments of RAI’s management. Important factors that may affect actual results and cause the unaudited financial forecasts not to be realized include, but are not limited to, the risks, contingencies and other uncertainties described under “Cautionary Information Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages [●] and [●], respectively, of this proxy statement/prospectus. As a result, actual results may differ materially from the unaudited financial forecasts, and there can be no assurance that the forecasts will be realized. RAI has not made and does not make any representation to any shareholder or other person regarding RAI’s ultimate performance compared to the information contained in the unaudited financial forecasts. Except as may be required under applicable federal securities law, RAI does not undertake any obligation to update or otherwise revise the unaudited financial forecasts to reflect events or circumstances after the date the forecasts were made, including events or circumstances that may have occurred during the period between that date and the date of this proxy statement/prospectus, or to reflect the occurrence of unanticipated events, even in the event that any or all of the assumptions are shown to be in error.

RAI Unaudited Financial Forecasts

The following table summarizes the unaudited financial forecasts related to RAI on a standalone basis without giving effect to the merger that were prepared by RAI’s management as described above and furnished to the Transaction Committee, the RAI board of directors, Goldman Sachs, J.P. Morgan, Lazard and BAT:

	For the Fiscal Year Ending December 31,
	2017	2018	2019	2020	2021
	(dollars in millions) (unaudited)
Net Sales	$13,009	$13,621	$14,331	$15,095	$15,909
Operating Income	$6,181	$6,736	$7,190	$7,880	$8,548
Operating Cash Flow	$3,754	$3,856	$4,222	$4,691	$5,371

The unaudited financial forecasts summarized above are forward-looking in nature. The unaudited financial forecasts for operating income and operating cash flow do not reflect the potential impact of items such as mark-to-market pension/postretirement adjustments, implementation costs and the Engle progeny cases, and their related cash flows, if applicable. RAI’s management cannot estimate on a forward-looking basis the impact of these items to operating income and operating cash flow because these items, which could be significant, are difficult to predict and may be highly variable. The forecasts relate to multiple future years, and such information by its nature becomes less predictive with each succeeding year.

The summaries of unaudited financial forecasts included in this proxy statement/prospectus are not intended to induce any RAI shareholder to vote in favor of the proposal to approve the merger agreement or any of the other proposals to be voted on at the special meeting.

RAI DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE UNAUDITED FINANCIAL FORECASTS SET FORTH ABOVE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THE FORECASTS WERE MADE, INCLUDING EVENTS OR CIRCUMSTANCES THAT MAY HAVE OCCURRED DURING THE PERIOD BETWEEN THAT DATE AND THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THESE UNAUDITED FINANCIAL FORECASTS ARE SHOWN TO BE IN ERROR.

Financing of the Merger

BAT currently intends to finance the cash portion of the merger consideration and related fees and expenses with available cash and debt financing, including the acquisition facility and issuances of new bonds in due course.

On January 16, 2017, B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, each a wholly owned subsidiary of BAT, as original borrowers, and BAT, as guarantor, entered into an acquisition facility with HSBC Bank plc, as agent, HSBC Bank USA, National Association, as U.S. agent, and the financial institutions party thereto, as mandated lead arrangers and banks. Under the acquisition facility, the lenders are providing unsecured and unsubordinated term loan facilities in an aggregate principal amount of up to $25.0 billion, available for the purpose of financing the merger, paying related taxes, fees, costs and expenses and refinancing an existing revolving credit facility of RAI.

The following summarizes the material provisions of the acquisition facility. This summary does not purport to be complete and may not contain all of the information about the acquisition facility that is important to you. This summary is qualified in its entirety by reference to the acquisition facility.

The acquisition facility consists of four credit facilities: (1) a $15.0 billion bridge facility, referred to as Facility A, which, subject to two six-month extension options exercisable at BAT’s option, matures on the date falling 12 months after the earlier of (a) the date that the merger is consummated, referred to as the Closing Date, and (b) the business day falling six months after January 16, 2017, the earlier of (a) and (b) being referred to as the Start Date, (2) a $5.0 billion bridge facility, referred to as Facility B, which, subject to two six-month extension options exercisable at BAT’s option, matures on the date falling 24 months after the Start Date, (3) a $2.5 billion term loan, referred to as Facility C, which matures on the date falling 36 months after the Start Date and (4) a $2.5 billion term loan, referred to as Facility D, which matures on the date falling 60 months after January 16, 2017. BAT has announced its intention to pursue financing in the debt capital markets that would replace, supplement or refinance the financing available under the acquisition facility. There can be no assurance that any replacement, supplemental or refinance financing will be available at all or on acceptable terms. Each of the foregoing facilities is available to be drawn from and including January 16, 2017 to and including the earlier of (1) the date falling one month after the Closing Date and (2) March 31, 2018, in each case, subject to the conditions precedent referred to below.

The acquisition facility may be prepaid without premium or penalty but subject to breakage costs, if applicable. The amount available under Facility A and Facility B is subject to reduction in accordance with the terms of the acquisition facility, including but not limited to reduction upon the contemplated issuance of debt securities (with certain exceptions) in the aggregate amount of the net proceeds of such debt financing. Such proceeds shall be applied first in prepayment and cancellation of Facility A and second in prepayment and cancellation of Facility B.

The acquisition facility bears interest at a rate per annum equal to LIBOR (or in the case of euro-denominated borrowings, EURIBOR) plus the applicable margin which, based on BAT’s current ratings, are as follows:

•	Facility A: between 0.3625% and 1.5625% per annum based on the applicable borrowing period;

•	Facility B: between 0.4125% and 2.2125% per annum based on the applicable borrowing period;

•	Facility C: 0.70% per annum; and

•	Facility D: 0.80% per annum.

These rates are subject to adjustments in accordance with the terms of the acquisition facility based on the applicable credit rating assigned to the BAT Group.

If the LIBOR or EURIBOR rate is below zero, such rate shall be deemed to be zero. The acquisition facility is guaranteed, on an unsecured and unsubordinated basis, by BAT. Certain fees have been paid and are payable to the lenders in connection with the acquisition facility, including commitment and duration fees.

Borrowings under the acquisition facility will be subject only to certain key conditions, including:

•	confirmation from BAT of the receipt of the requisite approvals by BAT shareholders and RAI shareholders to consummate the merger;

•	confirmation from BAT that the registration statement on Form F-4 of which this proxy statement/prospectus forms a part has been declared effective;

•	confirmation from BAT that the HSR Act waiting period has expired or has been terminated; and

•	the accuracy of certain Major Representations and the absence of a Major Default (each as defined in the acquisition facility) as of the date of a request for borrowing and as of the funding date.

The acquisition facility contains restrictive covenants that, among other things, (1) limit the ability of each of the borrowers and BAT to create or permit any security interest on any of its assets (subject to certain exceptions), (2) limit the ability of BAT to sell or dispose of all or substantially all of its assets and (3) limit the ability of the BAT Group to materially change the nature of its business. The acquisition facility also requires that BAT maintain for each Ratio Period (as defined in the acquisition facility) a ratio of EBITDA (as defined in the acquisition facility) to Interest Payable (as defined in the acquisition facility) of not less than 4.5:1.

Under the acquisition facility, HSBC Bank plc acts as administrative agent and HSBC Bank USA, National Association acts as U.S. administrative agent. The agents and lenders are financial institutions engaged in various activities. The agents and lenders or their respective affiliates have from time to time performed, and may in the future perform, various investment banking, financial advisory, commercial banking, transfer agent and/or other services for BAT for which they have been paid, or will be paid, customary fees.

The foregoing description of the acquisition facility does not purport to be a complete description of its terms, and is qualified in all respects by reference to the complete text of such agreement, a copy of which is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and is incorporated herein by reference.

There is no guarantee that replacement or supplemental financing in lieu of drawings under the acquisition facility will be available to BAT at all or on acceptable terms. BAT’s ability to obtain additional debt financing, including financing to replace, supplement or refinance the acquisition facility, will be subject to various factors, including market conditions, operating performance and the BAT Group’s credit rating. For a description of certain risks associated with the financing of the merger, see “Risk Factors—Risk Factors Relating to the Merger—BAT will be required to complete the merger whether or not financing is available and BAT may encounter difficulties or high costs associated with securing refinancing of debt incurred in connection with the merger” beginning on page [●] of this proxy statement/prospectus.

Interests of Certain RAI Directors and Executive Officers

When considering the recommendation of the RAI board of directors that RAI shareholders approve the merger agreement, you should be aware that some of RAI’s directors and executive officers have interests in the merger that are different from, or in addition to, those of RAI shareholders generally. These interests may present such directors and executive officers with actual or potential conflicts of interest. The RAI board of directors and the Transaction Committee were aware of these interests during their deliberations on the merits of the merger and in deciding to recommend that RAI shareholders vote to approve the merger agreement at the special meeting.

Set forth below are descriptions of the interests of RAI’s non-employee directors, RAI’s named executive officers and RAI’s other executive officers as a group, including interests in equity or equity-based awards, severance arrangements providing benefits in connection with an RAI change in control and other compensation and benefit arrangements. RAI’s non-employee directors who are discussed below are: Jerome B. Abelman, John A. Boehner, Martin D. Feinstein, Luc Jobin, Murray S. Kessler, Holly Keller Koeppel, Robert Lerwill, Jean-Marc Lévy, Nana Mensah, Lionel L. Nowell, III, Ricardo Oberlander, Ronald S. Rolfe, Thomas C. Wajnert and John J. Zillmer. Each of Mr. Abelman and Mr. Oberlander is an employee of BAT, and as such the fees that would be payable to each of them is instead paid to the BAT Group in lieu of any other compensation (other than the reimbursement of certain expenses) to which each director would be entitled in his capacity as a member of the RAI board of directors. Mr. Lerwill retired as a director of RAI on June 13, 2016 and Mr. Wajnert retired as a director of RAI on December 31, 2016. The named executive officers who are discussed below are: Susan M. Cameron, Debra A. Crew, Andrew D. Gilchrist, Martin L. Holton III, Joseph P. Fragnito and Jeffery S. Gentry. Dr. Gentry’s employment terminated on April 30, 2016.

Treatment of RAI Common Stock

For information on equity holdings of RAI’s directors and executive officers, other than the equity awards described below, see the table entitled “Security Ownership of Certain Beneficial Owners and Management” on page [●] of this proxy statement/prospectus. Each of RAI’s directors and executive officers will be entitled to receive, for each share of RAI common stock that he or she holds as of the completion of the merger, the same per share merger consideration in the same manner as other RAI shareholders (excluding the BAT Group and excluded holders).

Treatment of Equity Awards

RAI’s executive officers have been granted RAI RSUs and RAI performance shares under the Amended and Restated Omnibus Plan. Ms. Cameron and each of RAI’s non-employee directors, other than Mr. Abelman and Mr. Oberlander, hold RAI DSUs under the EIAP and the DCP.

The tables below set forth, based on the assumptions described in this paragraph, (1) the number of outstanding cash-out RSUs, RAI DSUs and rollover RSUs, referred to, collectively, as RAI equity-based awards that would vest based on the assumptions described below, (2) the value of such RAI equity-based awards and (3) any accrued dividend equivalents in respect of such RAI equity-based awards, in each case, held by each of RAI’s non-employee directors, each of RAI’s named executive officers and RAI’s other executive officers as a group as of March 10, 2017 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K), as applicable. As described in more detail below, upon the completion of the merger, each cash-out RSU and RAI DSU will convert into the right to receive the merger consideration (or, with respect to each RAI DSU, another form of payment as may be required by the applicable RAI benefit plan that is equal in value to the merger consideration), subject to any applicable proration and, in the case of RAI performance shares, the applicable achievement of performance criteria. For purposes of calculating the stock portion of the merger consideration, the value of a BAT ADS was determined based on the average per share closing price of BAT ADSs over the first five business days following the first public announcement of the merger, which occurred on January 17, 2017 (based on the closing prices on January 18, 2017, January 19, 2017, January 20, 2017, January 23, 2017 and January 24, 2017, such average closing price was $117.39 (rounded to the nearest cent)). As of the date of the merger agreement, one BAT ADS represented two BAT ordinary shares. On February 14, 2017, the BAT ADS ratio change resulted in each BAT ADS representing one BAT ordinary share. As a result, the tables below assume (a) the completion of the merger occurred on March 10, 2017, (b) all executive officers remained employed by RAI through the completion of the merger, at which time they experienced a vesting termination (as defined below) and (c) the value of the merger consideration (rounded to the nearest cent) was $60.31 (with the unrounded value used for purposes of the values shown below). If the value of the RAI equity-based awards was based on the average closing price of a share of RAI common stock over the first five business days following the first public announcement of the merger, which occurred on January 17, 2017, the value of a share of RAI common stock would be $58.66 (rounded to the nearest cent and based on the closing prices on January 18, 2017, January 19, 2017, January 20, 2017, January 23, 2017 and January 24, 2017).

Treatment of Cash-Out RSUs

Upon the completion of the merger, each outstanding cash-out RSU will be canceled and converted into the right of the holder to receive the merger consideration for each share of RAI common stock subject to such cash-out RSU, subject to applicable proration, and cash for any accrued dividend equivalents in respect of such cash-out RSU, in each case, less any required withholding taxes. Under the terms of the merger agreement, if a cash-out RSU is also an RAI performance share, the number of shares of RAI common stock deemed subject to such cash-out RSU will be determined by the RAI board of directors (or a committee of the RAI board of directors) prior to completion of the merger in accordance with the applicable award agreement and after reasonable consultation with BAT. None of RAI’s non-employee directors holds any cash-out RSUs.

For purposes of the table below, with respect to cash-out RSUs that are RAI performance shares, the number of shares of RAI common stock subject to such cash-out RSUs has been determined in accordance with the terms of such cash-out RSUs: (1) with respect to cash-out RSUs granted in 2015, they are assumed to vest at 118% of the target number of shares of RAI common stock subject to such cash-out RSUs, which percentage was determined based on the actual achievement of the applicable performance goals for the 2015 and 2016 fiscal years and assuming performance at 100% of target for the 2017 fiscal year; (2) with respect to cash-out RSUs granted in 2016 (other than with respect to Ms. Cameron), they are assumed to vest at 104% of the target number of shares of RAI common stock subject to such cash-out RSUs, which percentage was determined based on the actual achievement of the applicable performance goals for the 2016 fiscal year and assuming performance at 100% of target for the 2017 and 2018 fiscal years; and (3) with respect to cash-out RSUs granted to Ms. Cameron in 2016, based on target performance with respect to the one-year performance period scheduled to end on April 30, 2017.

The following table and related footnotes provide details with respect to the cash-out RSUs based on the assumptions described above under “—Treatment of Equity Awards.”

Named Executive Officers:	Cash-Out RSUs (2014/2015)(2)	Cash-Out RSUs (2016)(3)	Total
Susan M. Cameron	—	$10,316,165	$10,316,165
Debra A. Crew	$5,547,213	$3,052,400	$8,599,613
Andrew D. Gilchrist	$3,103,563	$3,023,174	$6,126,737
Martin L. Holton III	$2,024,474	$2,014,782	$4,039,256
Joseph P. Fragnito	—	$1,383,011	$1,383,011
Jeffery S. Gentry	$932,144	$1,566,064	$2,498,208
All Other Executive Officers as a Group(1)	$8,977,135	$9,453,778	$18,430,913

(1)	The amounts in this row include amounts attributable to a spouse of an executive officer.

(2)	The amounts in this column reflect the value of cash-out RSUs that are RAI performance shares granted in 2015 and were outstanding on March 10, 2017, the vesting of which will accelerate upon the completion of the merger, determined on a pro rata basis in accordance with the applicable award agreement, assuming the completion of the merger occurred on March 10, 2017, plus the value of dividend equivalents attributable to such awards. The amount in this column with respect to Ms. Crew also includes the value of outstanding cash-out RSUs granted in 2014 that are not RAI performance shares, plus the value of dividend equivalents attributable to such award through March 10, 2017. The table below breaks down the amounts in this column.

Named Executive Officers:	Number of Cash- Out RSUs (2014/2015)(b)	Value of Cash-Out RSUs (2014/2015)	Amount of Dividend Equivalents
Susan M. Cameron	—	—	—
Debra A. Crew	86,475	$5,215,525	$331,688
Andrew D. Gilchrist	48,514	$2,926,002	$177,561
Martin L. Holton III	31,646	$1,908,650	$115,824
Joseph P. Fragnito	—	—	—
Jeffery S. Gentry	14,571	$878,814	$53,330
All Other Executive Officers as a Group(a)	140,328	$8,463,535	$513,600

(a)	The amounts in this row include amounts attributable to a spouse of an executive officer.
(b)	The cash-out RSUs included in this column reflect the number that would, based on the assumptions described above, vest upon the completion of the merger. Based on the assumptions described above, upon completion of the merger, Ms. Crew would vest in 45,343 cash-out RSUs granted in 2014 that are not RAI performance shares and 41,132 cash-out RSUs granted in 2015 that are RAI performance shares.

(3)	The amounts in this column reflect the value of the cash-out RSUs that are RAI performance shares granted in 2016 and were outstanding on March 10, 2017, the vesting of which will accelerate in full upon the completion of the merger, plus the value of dividend equivalents attributable to such awards through March 10, 2017. The table below breaks down the amounts in this column.

Named Executive Officers:	Number of Cash- Out RSUs (2016)(b)	Value of Cash-Out RSUs (2016)	Amount of Dividend Equivalents
Susan M. Cameron	164,841	$9,941,976	$374,189
Debra A. Crew	48,774	$2,941,683	$110,717
Andrew D. Gilchrist	48,307	$2,913,517	$109,657
Martin L. Holton III	32,194	$1,941,701	$73,081
Joseph P. Fragnito	22,099	$1,332,846	$50,165
Jeffery S. Gentry	25,024	$1,509,260	$56,804
All Other Executive Officers as a Group(a)	151,061	$9,110,869	$342,909

(a)	The amounts in this row include amounts attributable to a spouse of an executive officer.
(b)	The cash-out RSUs included in this column reflect the number that would, based on the assumptions described above, vest upon the completion of the merger.

Treatment of RAI DSUs

Upon the completion of the merger, each outstanding RAI DSU will be canceled and converted into the right of the holder to receive the merger consideration, or another form of payment as may be required by the applicable benefit plan that is equal in value to the merger consideration, less any required withholding taxes, for each share of RAI common stock subject to such RAI DSU. Except for Ms. Cameron, none of RAI’s named executive officers or any of RAI’s other executive officers holds RAI DSUs. Ms. Cameron holds RAI DSUs in respect of her prior service as a non-employee director in 2013 and 2014.

The following table and related footnotes provide details with respect to the RAI DSUs based on the assumptions described above under “—Treatment of Equity Awards.”

Directors:	RAI DSUs (DCP)(1)	RAI DSUs (EIAP)(2)	Total
Susan M. Cameron	$22,621	$272,456	$295,077
Jerome B. Abelman	—	—	—
John A. Boehner	$12,292	$323,103	$335,395
Martin D. Feinstein	—	$8,942,856	$8,942,856
Luc Jobin	—	$1,331,450	$1,331,450
Murray S. Kessler	—	$79,450	$79,450
Holly Keller Koeppel	$1,193,677	$6,871,996	$8,065,673
Robert Lerwill	—	—	—
Jean-Marc Lévy	—	$13,051	$13,051
Nana Mensah	—	$3,453,000	$3,453,000
Lionel L. Nowell, III	$2,193,565	$8,414,304	$10,607,869
Ricardo Oberlander	—	—	—
Ronald S. Rolfe	—	$166,404	$166,404
Thomas C. Wajnert	—	—	—
John J. Zillmer	—	$1,593,279	$1,593,279

(1)	The amounts in this column reflect the value of the RAI DSUs with respect to cash fees paid to non-employee directors that were deferred under the DCP and were outstanding on March 10, 2017. Under the current terms of the DCP, the RAI DSUs included in this column will be paid out in accordance with the individuals’ deferral elections. If the DCP was terminated in connection with the merger, the amounts deferred under the DCP would be distributed in a single lump sum as soon as practicable following such termination, including amounts deferred under the DCP in the form of cash credits as of March 10, 2017. The following amounts are deferred under the DCP in the form of cash credits: Ms. Cameron—$10,253.84; and Mr. Nowell—$114,999.25. The table below breaks down the amounts in this column.

Directors:	Number of RAI DSUs (DCP)
Susan M. Cameron	375.07
Jerome B. Abelman	—
John A. Boehner	203.80
Martin D. Feinstein	—
Luc Jobin	—
Murray S. Kessler	—
Holly Keller Koeppel	19,791.53
Robert Lerwill	—
Jean-Marc Lévy	—
Nana Mensah	—
Lionel L. Nowell, III	36,369.97
Ricardo Oberlander	—
Ronald S. Rolfe	—
Thomas C. Wajnert	—
John J. Zillmer	—

(2)	The amounts in this column reflect the value of the RAI DSUs with respect to annual and quarterly equity awards that were deferred under the EIAP and were outstanding on March 10, 2017. Amounts deferred under the EIAP will be distributed in a single lump sum as soon as practicable following the completion of the merger. The table below breaks down the amounts in this column.

Directors:	Number of RAI DSUs (EIAP)
Susan M. Cameron	4,517.40
Jerome B. Abelman	—
John A. Boehner	5,357.15
Martin D. Feinstein	148,275.28
Luc Jobin	22,075.84
Murray S. Kessler	1,317.30
Holly Keller Koeppel	113,939.79
Robert Lerwill	—
Jean-Marc Lévy	216.39
Nana Mensah	57,251.80
Lionel L. Nowell, III	139,511.74
Ricardo Oberlander	—
Ronald S. Rolfe	2,759.03
Thomas C. Wajnert	—
John J. Zillmer	26,417.05

Treatment of Rollover RSUs

Upon the completion of the merger, each outstanding rollover RSU will be converted into a restricted stock unit of BAT with respect to a target number of BAT ADSs (rounded down to the nearest whole BAT ADS and with any fractional BAT ADSs settled in cash) equal to the product of (1) the target number of shares of RAI common stock subject to the rollover RSU immediately prior to the completion of the merger and (2) the RSU exchange ratio, subject to adjustment as provided in the merger agreement to prevent dilution (referred to as an adjusted RSU). Each adjusted RSU will be subject to substantially the same terms and conditions applicable to such rollover RSU immediately prior to the completion of the merger, except that the form of payment upon vesting and settlement will be in BAT ADSs. If the rollover RSU was subject to performance-based vesting prior to the completion of the merger, then the adjusted RSU will continue to provide for performance-based vesting following the completion of the merger based on performance metrics agreed upon by BAT and RAI. The rollover RSUs held by RAI’s executive officers are (a) the RAI retention RSUs held by Mr. Fragnito and (b) the RAI performance shares granted in 2017 in accordance with the terms of the merger agreement. None of RAI’s non-employee directors holds any rollover RSUs.

Under the merger agreement, none of the rollover RSUs will vest or pay out at the completion of the merger. In the event that an executive officer’s employment is terminated as a result of the executive officer’s death, permanent disability or termination in which he or she is entitled to severance benefits as described below under the heading “—RAI Change in Control and Termination Benefits” in the two-year period following the completion of the merger, referred to as a vesting termination, the amount payable to such executive officer with respect to the rollover RSUs will be determined in accordance with the applicable award agreement. With respect to the RAI retention RSUs held by Mr. Fragnito, upon Mr. Fragnito’s vesting termination all such RAI retention RSUs would vest and become payable as soon as practicable. With respect to the rollover RSUs that are RAI performance shares granted in 2017, the greater of (1) the target number of RAI performance shares specified in the applicable award agreement and (2) the “change of control earned number” (as such term is defined in the applicable award agreement) would vest upon an executive officer’s vesting termination and would become payable as soon as practicable following the date of such vesting termination.

The following table and related footnotes provide details with respect to the rollover RSUs based on the assumptions described above under “—Treatment of Equity Awards.”

Named Executive Officers:	Rollover RSUs (Retention)(1)	Rollover RSUs (2017 Performance Shares)(2)	Total
Susan M. Cameron	—	—	—
Debra A. Crew	—	$6,620,271	$6,620,271
Andrew D. Gilchrist	—	$2,368,750	$2,368,750
Martin L. Holton III	—	$1,592,776	$1,592,776
Joseph P. Fragnito	$1,293,626	$1,253,862	$2,547,488
Jeffery S. Gentry	—	—	—
All Other Executive Officers as a Group:	—	$7,457,153	$7,457,153

(1)	The amounts in this column reflect the value of Mr. Fragnito’s RAI retention RSUs outstanding on March 10, 2017, plus the value of dividend equivalents attributable to such award through March 10, 2017. Mr. Fragnito held 21,101 RAI retention RSUs on March 10, 2017.
(2)	The amounts in this column reflect the value of rollover RSUs that are RAI performance shares granted in 2017 and outstanding on March 10, 2017, assuming solely for this purpose performance at target levels, plus the value of dividend equivalents attributable to such awards through March 10, 2017. The following table breaks down the amounts in this column.

Named Executive Officers:	Number of Rollover RSUs (Performance Shares)	Value of Rollover RSUs (Performance Shares)	Amount of Dividend Equivalents
Susan M. Cameron	—	—	—
Debra A. Crew	108,803	$6,564,782	$55,489
Andrew D. Gilchrist	38,930	$2,348,896	$19,854
Martin L. Holton III	26,177	$1,579,426	$13,350
Joseph P. Fragnito	20,607	$1,243,352	$10,510
Jeffery S. Gentry	—	—	—
All Other Executive Officers as a Group:	122,557	$7,394,649	$62,504

Treatment of Bonuses under Annual Incentive Award Program

RAI’s executive officers are eligible to receive bonuses under the RAI annual incentive award program, referred to as the AIAP, established under the Amended and Restated Omnibus Plan. Under the terms of the merger agreement, 2017 annual bonuses will be calculated and paid in the ordinary course of business consistent with past practice. In the event the completion of the merger occurs prior to December 31, 2017, BAT and RAI will work together in good faith to specify the process for determining the achievement of performance goals with respect to the 2017 annual bonuses.

Under the merger agreement, the 2017 annual bonuses will not vest or pay out at the completion of the merger. Ms. Cameron’s annual bonus performance period is May 1, 2016 through April 30, 2017; the performance period for all other executive officers is the 2017 calendar year. In the event an executive officer experiences an involuntary termination of employment where such executive officer is eligible for and accepts severance benefits, the amount payable to such executive officer with respect to the 2017 annual bonus will be determined following the end of the applicable performance period, based on actual performance and subject to proration based on the number of months, rounded up to the nearest whole month, such executive officer was employed during such performance period. In the event that the RAI board of directors determines that Ms. Cameron’s assignment is complete and she ceases to be employed by RAI prior to April 30, 2017, she will receive the full amount of her 2017 annual bonus. Such amounts are included in the bonus component of the severance calculation set forth in the table under the heading “—Quantification of RAI Change in Control and Termination Payments and Benefits to RAI’s Named Executive Officers” beginning on page [●] of this proxy statement/prospectus.

Assuming solely for this purpose (1) base salaries in effect on March 10, 2017, which does not take into account base salary increases that will take effect on April 1, 2017, (2) performance at target levels, (3) continued employment through the completion of the merger, (4) the completion of the merger occurred on March 10, 2017, (5) with respect to the executive officers other than Ms. Cameron, an involuntary termination of employment occurred at the completion of the merger where such executive officer was eligible for and accepted severance benefits and (6) with respect to Ms. Cameron, the RAI board of directors determined that Ms. Cameron’s assignment was complete and she ceased to be employed by RAI:

•	RAI’s named executive officers (other than Ms. Cameron, who is described below) will be entitled to the following amounts in respect of 2017 annual bonuses: Ms. Crew—$440,000; Mr. Gilchrist—$190,733; Mr. Holton—$158,786; and Mr. Fragnito—$125,000;

•	RAI’s other executive officers as a group (including a spouse of an executive officer) would be entitled to an aggregate amount equal to $776,722 in respect of 2017 annual bonuses; and

•	Ms. Cameron would be entitled to $2,080,000 in respect of her bonus relating to her performance period from May 1, 2016 through April 30, 2017.

RAI Change in Control and Termination Benefits

RAI maintains severance arrangements on behalf of its executive officers that provide severance benefits in the event of certain terminations of employment, as described below. Ms. Cameron is not a participant in any such arrangements.

Severance Agreements

Prior to the inception of the ESP, RAI entered into a severance agreement with certain executive officers, including Mr. Gilchrist and Mr. Holton. Under each severance agreement, severance benefits are provided in the event of a qualifying termination, which includes a termination of employment without cause or a termination of employment during the 24-month period following an RAI change in control, such as the merger, for “change of control good reason” (as defined below). Each severance agreement also provides for severance benefits in the event of a termination of employment with “general good reason” (as defined in the severance agreement). The compensation and benefits payable to an executive officer upon any such termination includes:

•	a lump sum cash severance amount equal to two years’ pay (which includes base pay and target bonus as of the date of termination);

•	a lump sum cash payment equal to the matching contributions and/or retirement enhancement contributions (if any) that would have been contributed by RAI on the executive officer’s behalf under any RAI qualified defined contribution and nonqualified defined contribution benefit plans assuming (1) the executive officer had continued employment for three years following the termination date, such three-year period referred to as the severance period, (2) the executive officer’s base pay and target bonus remained at the level in effect as of the date of termination and (3) the executive officer would have been entitled to the maximum matching contribution during the severance period;

•	if the executive officer is eligible to participate in RAI’s defined benefit pension plan as of the date of termination, an additional pension benefit determined as if (1) the executive officer had remained employed throughout the severance period and (2) the executive officer’s base pay and target bonus remained at the level in effect as of the date of termination;

•

continuation of the coverage of the executive officer (and where applicable, the executive officer’s eligible dependents) under RAI’s medical, life, dental and vision insurance benefit plans until the end of the month in which the severance period ends, at the same cost structure as active employees (provided that the executive officer’s required payments (if any) towards the cost of such continuation coverage will be made on an after-tax basis);

•	if the executive officer is eligible for retiree health and life insurance coverage on the date of termination, additional age and service credit towards eligibility for retiree health and life insurance coverage determined as if the executive officer’s employment had continued throughout the severance period;

•	if the executive officer participated in an executive supplemental payment plan on the date of termination, a lump sum cash payment equal to the annual executive supplemental payment the executive officer would have received during the severance period;

•	if the executive officer is eligible to participate in RAI’s MedSave plan as of the date of termination, a lump sum cash payment equal to the amount of the contributions that would have been credited as RAI contributions to the executive officer’s notional account assuming (1) continued employment through the severance period and (2) RAI credited the executive officer’s notional account with the maximum matching contributions each year during the severance period; and

•	if the executive officer participates in any of RAI’s voluntary, employee pay-all plans on the date of termination, continued participation in such programs until the end of the severance period.

The receipt of the above compensation and benefits is conditioned upon the executive officer’s execution and non-revocation of a general release of claims and reaffirmation of the executive officer’s restrictive covenant obligations under the severance agreement (i.e., an obligation to not disclose confidential information, post-employment restrictions against competition and solicitation of employees, and obligations of cooperation in respect of litigation involving RAI and its affiliates). The above compensation and benefits replace any compensation or benefits under the Reynolds American Salary and Benefits Continuation Program, referred to as the SBC; however, an executive officer will not receive any less compensation or benefits, under the severance agreements, than the executive officer would have received under the SBC. If an executive officer does not execute the general release and, as a result, is not entitled to any of the compensation and benefits described in the severance agreements, the executive officer will be entitled to the compensation and benefits provided under the SBC. As of March 10, 2017, assuming each executive officer with a severance agreement executed the general release in connection with a qualifying termination, none of the executive officers would have received any payments or benefits under the SBC.

The severance agreements provide certain additional benefits in the event of an RAI change in control, such as the merger:

•	in the event any payments and/or benefits to an executive officer would be subject to the excise tax imposed by Section 4999 of the Code, RAI will provide the executive officer an additional payment equal, on an after-tax basis, to the amount of any excise tax (including interest and penalties) imposed as a result of such payments and/or benefits; and

•	if the executive officer’s employment is terminated without cause following an RAI change in control, RAI will pay all non-frivolous legal and accounting fees and expenses incurred by the executive officer as a result of the termination.

For purposes of the severance agreements, “change of control good reason” means the occurrence of any of the following events after an RAI change in control, such as the merger, without an executive officer’s express written consent:

•	a material reduction in duties, a material diminution in position or a material adverse change in reporting relationship from those in effect immediately prior to the RAI change in control;

•	a reduction in the pay grade or bonus opportunity in effect immediately prior to the RAI change in control, or as the same may be increased from time to time during the term of the severance agreement after the RAI change in control;

•	the failure to (1) continue in effect any compensation plan in which the executive officer participates at the time of the RAI change in control, including but not limited to RAI’s long-term incentive plan and AIAP, or any substitute plans adopted prior to the RAI change in control, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan providing the executive officer with substantially similar benefits) has been made with respect to such plan in connection with the RAI change in control or (2) continue the executive officer’s participation in any such compensation plan on substantially the same basis, both in terms of the amount of benefits provided and the level of participation relative to other participants, as existed at the time of the RAI change in control;

•	the taking of any action that would (1) directly or indirectly materially reduce any benefits to be provided to the executive officer under RAI’s retirement or savings plans (unless the reduction is required by law) or (2) deprive the executive officer of any material fringe benefit enjoyed by such executive officer at the time of the RAI change in control;

•	the failure to provide the executive officer with the number of paid vacation days the executive officer was entitled to at the time of the RAI change in control;

•	any material breach by RAI or its affiliates of any provision of the severance agreement or any other contractual arrangement the executive officer has with RAI or its affiliates; or

•	requiring the executive officer to become based at any office or location more than the minimum number of miles required by the Code for the executive officer to claim a moving expense deduction, from the office or location at which the executive officer was based immediately prior to the RAI change in control, except for reasonably required travel in the performance of the executive officer’s responsibilities.

Reynolds American Inc. Executive Severance Plan

Certain of RAI’s executive officers, including Ms. Crew and Mr. Fragnito, participate in the ESP. Under the ESP, severance benefits are provided in the event of a qualifying termination, which includes a termination of employment without cause or a termination of employment with “change in control good reason” (as defined below), in either case during the 24-month period following an RAI change in control, or a termination of employment without cause during the 12-month period prior to an RAI change in control. The ESP also provides severance benefits upon a termination of employment without cause or a termination of employment with “general good reason” (as defined in the ESP) outside of the context of an RAI change in control. Under the ESP, in the event of a qualifying termination in connection with an RAI change in control, such as the merger, compensation and benefits payable to an executive officer covered by the ESP include:

•	a lump sum cash payment equal to the executive officer’s unpaid base salary, unreimbursed business expenses and all other items earned and owed to the executive officer through and including the date of the qualifying termination (such payment is in full satisfaction of the amount owed to the executive officer for these amounts);

•	a lump sum cash payment equal to the unpaid, accrued vacation pay owed to the executive officer through and including the date of the qualifying termination (such payment is in full satisfaction of the amount owed to the executive officer for these amounts);

•	a lump sum cash payment equal to any unpaid amount payable to the executive officer under the AIAP then in effect in respect of the most recently completed fiscal year (such payment is in full satisfaction of the amount owed to the executive officer under the AIAP for the most recently completed fiscal year);

•

a lump sum cash severance amount equal to (1) with respect to an executive officer who is a “tier I executive” (as such term is defined in the ESP and includes Ms. Crew), three; or (2) with respect to an executive officer who is a “tier II executive” (as such term is defined in the ESP and includes Mr. Fragnito and all other executive officers that participate in the ESP), two times the sum of: (a) the executive officer’s base salary in effect upon the date of the qualifying termination, or, if greater, the executive officer’s base salary in effect on the date immediately prior to the date of the RAI change in control plus, (b) the executive officer’s target bonus opportunity, established under the AIAP, in effect for the bonus plan year in which the qualifying termination occurs, or if greater, the executive officer’s target bonus opportunity in effect prior to the occurrence of the RAI change in control;

•	a lump sum cash payment equal to the annual bonus the executive officer would have received under the AIAP for the year in which the qualifying termination occurs, determined based on actual performance achieved under such AIAP for such plan year and pro-rated to reflect the number of months, rounded up to the nearest whole month, the executive officer was employed during such plan year (such payment is in full satisfaction of the amount owed to the executive officer under the AIAP, and has been reflected above under the heading “—Treatment of Bonuses Under Annual Incentive Award Program”);

•	continuation of coverage for the executive officer (and the executive officer’s eligible dependents) under RAI’s medical benefit plan for a period of up to six months from the date of the qualifying termination at the same cost structure as active employees; and

•	if the executive officer participated in RAI’s voluntary, employee pay-all plans on the date of the qualifying termination, continued participation in such plans.

The receipt of the above compensation and benefits is conditioned upon the executive officer’s execution and non-revocation of a general release of claims and the execution of a restrictive covenant agreement or a written affirmation of the executive officer’s obligations under any restrictive covenant agreement that the executive officer is already a party to.

With respect to each executive officer who was eligible to participate in the ESP as a tier I executive or tier II executive as of the close of business on January 31, 2009, which does not include any of the named executive officers, in the event that any payments and/or benefits to such executive officer are subject to the excise tax imposed by Section 4999 of the Code, RAI will provide the executive officer an additional payment equal, on an after-tax basis, to the amount of any excise tax (including interest and penalties) imposed as a result of such payments and/or benefits. This additional payment will only be made if the total amount of “parachute payments,” within the meaning of Section 280G of the Code, exceeds 110% of the amount an executive officer would be entitled to receive without being subject to the excise tax imposed by Section 4999 of the Code or any similar state or local law. For each executive officer who is not eligible for the additional payment, the amount of any payments and/or benefits that constitute “parachute payments” will be reduced to the maximum amount that would not trigger any excise taxes, if such reduction would result in a greater net-after-tax amount received by such executive officer.

For purposes of the ESP, “change in control good reason” means the occurrence of any one of the following after an RAI change in control, such as the merger:

•	only with respect to tier I executives and tier II executives, a material reduction of authorities, duties, or responsibilities from those in effect 90 calendar days prior to the RAI change in control, other than an inadvertent reduction that is remedied; provided, however, that any change in reporting relationship, title or de minimis reduction in authorities, duties or responsibilities merely resulting from the acquisition of the “participating company” (as such term is defined in the ESP) and its existence as a subsidiary or division of another entity will not be sufficient to constitute change in control good reason;

•

requiring an executive officer to become based at a location more than the minimum number of miles required by the Code for the executive officer to claim a moving expense deduction, from the office or principal job location at which the executive officer was based immediately prior to the RAI change in control, except for required travel substantially consistent with the executive officer’s then-present business travel obligations; provided that the repatriation of an executive officer following the termination of an expatriate assignment will not constitute change in control good reason;

•	a reduction in an executive officer’s base salary, target annual bonus opportunity or target annual long-term incentive opportunity (as determined by a third party compensation firm chosen by RAI and using generally accepted valuation methodologies), in each case as compared to the value of each in effect on the date of the RAI change in control;

•	a reduction in aggregate employee benefits provided to an executive officer as compared to the value of aggregate employee benefits provided as of the date of the RAI change in control, except for across-the-board reductions generally applicable to all executive officers;

•	failure of RAI to obtain a satisfactory agreement from any successor to RAI to assume and agree to perform RAI’s obligations under the ESP; and

•	a material breach of the ESP by a participating company which is not remedied within 10 business days of receipt of written notice of the breach delivered by an executive officer.

For an estimate of the value of the payments and benefits described above that could become payable to RAI’s named executive officers under a severance agreement or the ESP, as applicable, please see the information contained in the table under the heading “—Quantification of RAI Change in Control and Termination Payments and Benefits to RAI’s Named Executive Officers” beginning on page [●] of this proxy statement/prospectus, and the related footnotes. The estimated aggregate value of such payments and benefits that could become payable to RAI’s other executive officers as a group, under a severance agreement or the ESP, as applicable, is approximately $24,253,646, based on the same assumptions described in the table and related footnotes under the heading “—Quantification of RAI Change in Control and Termination Payments and Benefits to RAI’s Named Executive Officers.”

Future Compensation Actions

RAI and BAT have generally agreed that RAI may enter into retention awards with certain of its executive officers, with such terms as may be determined prior to the completion of the merger.

RAI has approved increases to the base salaries of certain of the named executive officers and executive officers, which will become effective on April 1, 2017, as follows: Ms. Crew—$1,141,300 (representing an increase of $41,300); Mr. Gilchrist—$748,400 (representing an increase of $21,800); and Mr. Holton—$654,200 (representing an increase of $19,058). The base salaries of RAI’s other executive officers as a group will increase in an aggregate amount equal to $116,097. Such increases are not reflected in the value of the severance payments contained in the table under the heading “—Quantification of RAI Change in Control and Termination Payments and Benefits to RAI’s Named Executive Officers” beginning on page [●] of this proxy statement/prospectus or in the aggregate severance amount for RAI’s other executive officers as a group under the heading “—RAI Change in Control and Termination Benefits.”

Indemnification and Insurance

Under the terms of the merger agreement, RAI as the surviving corporation has agreed to indemnify, defend and hold harmless to the fullest extent permitted by applicable law, all current or former directors and officers of RAI and any subsidiary of RAI, and all fiduciaries under any benefit plan of RAI, each referred to as an indemnified party, against costs, expenses (including reasonable attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities to the extent related to any claim or action or proceeding arising out of or pertaining to the fact that the indemnified party is or was a director or officer of the RAI Group or a fiduciary under any benefit plan of RAI or is or was serving at the request of the RAI Group as a director or officer of any business or non-profit enterprise, and to advance expenses to such indemnified parties in connection with an indemnifiable action or proceeding, as long as the indemnified party undertakes to reimburse RAI for all amounts so advanced if a court of competent jurisdiction determines by a final, nonappealable judgment that such indemnified party is not entitled to indemnification. The merger agreement also provides that BAT will cause RAI as the surviving corporation to honor all obligations of the RAI Group to indemnify (including any obligations to advance funds for expenses) each indemnified party and each past and present employee of the RAI Group for acts or omissions by such persons occurring prior to the completion of the merger to the extent that such obligations of RAI exist on the date of the merger agreement, to the fullest extent permitted by applicable law.

RAI may in its discretion purchase a “tail” directors’ and officers’ liability insurance policy for claims arising from facts or events prior to or at the completion of the merger and covering the six-year period following the completion of the merger. The cost of such “tail” policy will not, without BAT’s consent, exceed 300% of RAI’s annual premiums paid for such insurance as of the date of the merger agreement, referred to as the maximum premium. If RAI declines to purchase such a “tail” policy, the merger agreement requires BAT to purchase a “tail” policy or to maintain, for a period of six years following the completion of the merger, the directors’ and officers’ liability insurance maintained by RAI as of the date of the merger agreement (or substitute policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions no less advantageous), subject to certain exceptions if the cost of the “tail” policy or the annual premium for such other policy would exceed the maximum premium.

Quantification of RAI Change in Control and Termination Payments and Benefits to RAI’s Named Executive Officers

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for RAI’s named executive officers (as identified in accordance with SEC regulations) based on the merger, assuming that the completion of the merger occurred on March 10, 2017 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K) and RAI’s named executive officers experienced a qualifying termination on such date, referred to as a “double-trigger” event.

Golden Parachute Compensation—RAI

Named Executive Officer	Cash(1)	Equity / Performance Awards(2)	Pension / NQDC(3)	Perquisites / Benefits(4)	Tax Reimbursement(5)	Total(6)
Susan M. Cameron	$2,080,000	$10,316,165	—	—	—	$12,396,165
Debra A. Crew	$9,020,000	$15,219,884	—	$4,968	—	$24,244,852
Andrew D. Gilchrist	$3,169,793	$8,495,487	$1,028,210	$133,541	$5,371,240	$18,198,271
Martin L. Holton III	$2,699,354	$5,632,032	$1,425,178	$134,329	—	$9,890,893
Joseph P. Fragnito	$2,125,000	$3,930,499	—	$7,116	—	$6,062,615
Jeffery S. Gentry(7)	—	$2,498,208	—	—	—	$2,498,208

(1)	Other than for Ms. Cameron and Dr. Gentry, the amounts in this column equal the “double-trigger” lump sum cash severance payment provided to the named executive officer under the terms of a severance agreement and the AIAP or the ESP, as applicable.

Each of Mr. Gilchrist and Mr. Holton has entered into a severance agreement with RAI. Under each severance agreement, the “double-trigger” lump sum cash severance payment equals two times the sum of the executive officer’s annual base salary and target annual bonus. In addition, under the AIAP, each of Mr. Gilchrist and Mr. Holton would be entitled to a “double-trigger” pro rata payment in an amount equal to the annual bonus that the executive officer would have received for the year of termination based on actual performance (which for purposes of the table above, assumes performance at target). As described above under “—Future Compensation Actions,” RAI has approved an increase to the base salary of each of Mr. Gilchrist and Mr. Holton, which will become effective on April 1, 2017. The amounts in this column do not reflect the impact of such base salary increases.

Ms. Crew and Mr. Fragnito are participants in the ESP. Under the ESP, the “double-trigger” lump sum cash severance payment equals the sum of (a) three times (with respect to Ms. Crew) and two times (with respect to Mr. Fragnito) the sum of the executive officer’s base salary and target annual bonus and (b) a pro rata payment in an amount equal to the annual bonus that the executive officer would have received for the year of termination based on actual performance (which for purposes of the table above, assumes performance at target). As described above under “—Future Compensation Actions,” RAI has approved an increase to the base salary of Ms. Crew, which will become effective on April 1, 2017. The amount in this column does not reflect the impact of such base salary increase.

Receipt of a named executive officer’s severance benefits as described above under a severance agreement or the ESP, as applicable, are conditioned on the execution and non-revocation of a general release of claims and compliance with certain restrictive covenants.

Ms. Cameron is not a participant in the ESP. However, under the AIAP, if the RAI board of directors determined that Ms. Cameron’s assignment was complete, she would have been entitled to a “double-trigger” payment in an amount equal to the annual bonus that she would have received in respect of her performance period from May 1, 2016 through April 30, 2017 based on actual performance (which, for purposes of the table above, assumes performance at target).

(2)	Except as otherwise described in this footnote (2), the amounts in this column equal the value of (a) the cash-out RSUs, the vesting of which accelerate (on a pro-rated basis through the completion of the merger with respect to the cash-out RSUs granted in 2015, and in full with respect to the cash-out RSUs granted in 2016) on a “single-trigger” basis solely as a result of the completion of the merger (and regardless of whether the executive’s employment terminates) and (b) the value of the rollover RSUs, the vesting of which accelerate on a “double-trigger” basis as a result of a vesting termination, in each case which value is based on the merger consideration. For purposes of calculating the value of the BAT ADSs, the average per share closing price of the BAT ADSs over the first five business days following the first public announcement of the merger agreement, which occurred on January 17, 2017, is used, resulting in a value (rounded to the nearest cent) of $60.31 (with the unrounded value used for purposes of the values above), plus accrued dividend equivalents. If the value of the RAI equity-based awards was based on the average closing price of a share of RAI common stock over the first five business days following the first public announcement of the merger, which occurred on January 17, 2017, the value of a share of RAI common stock would be $58.66 (rounded to the nearest cent and based on the closing prices on January 18, 2017, January 19, 2017, January 20, 2017, January 23, 2017 and January 24, 2017). With respect to cash-out RSUs and rollover RSUs that are RAI performance shares, the number of shares of RAI common stock subject to such cash-out RSUs and rollover RSUs has been determined in accordance with the terms of the applicable award agreements, based on the actual achievement of the applicable performance goals for completed fiscal years in the performance period and assuming performance at 100% of target for incomplete fiscal years in the performance period.

With respect to Ms. Cameron, the value of the cash-out RSUs held by Ms. Cameron the vesting of which accelerate on a “single-trigger” basis solely as a result of the completion of the merger (and regardless of whether her employment terminates) has been determined based on target performance with respect to the performance period (under the terms of the cash-out RSUs held by Ms. Cameron, such value would ultimately be based on the determination of the achievement of the applicable performance goals through the date of the completion of the merger (and such determination can be in no event greater than 200%)), plus accrued dividend equivalents. Ms. Cameron’s RAI DSUs are not reflected in the table above, because such awards are already vested.

For additional disclosure related to the amounts disclosed in this column, including the value of single-trigger and double-trigger payments, see the information contained under the heading “—Treatment of Equity Awards” above.

(3)

The amounts in this column equal the “double-trigger” incremental benefits that would have been earned under RAI’s defined benefit and/or defined contribution plans had Mr. Gilchrist and Mr. Holton continued

to participate in such plans during the three-year period following their termination. Under the severance agreements, the “double-trigger” incremental benefits in respect of RAI’s defined benefit and/or defined contribution plans provided to Mr. Gilchrist and Mr. Holton equal the sum of (a) the matching contributions and/or retirement enhancement contributions (if any) that would have been contributed by RAI on behalf of Mr. Gilchrist and Mr. Holton, calculated assuming (i) the executive officer had continued employment for three years following the date of termination, (ii) the executive officer’s base pay and target bonus remained at the level in effect as of the date of the termination and (iii) the executive officer would have been entitled to the maximum matching contribution for three years following the date of termination and (b) an additional pension benefit calculated assuming the executive officer had remained employed for three years following the date of termination and the executive officer’s base pay and target bonus remained at the level in effect as of the date of termination.

(4)	The amounts in this column equal the following “double trigger” benefits: (a) the healthcare, life insurance and excess liability insurance premiums which would be paid by RAI on behalf of each of Mr. Gilchrist and Mr. Holton during the severance period, and with respect to Ms. Crew and Mr. Fragnito, the healthcare premiums which would be paid by RAI for six months following the date of termination, (b) contributions by RAI for the benefit of each of Mr. Gilchrist and Mr. Holton to RAI’s postretirement health-savings account program (RAI’s MedSave plan), and (c) an amount equal to three years of financial planning allowance payments on behalf of each of Mr. Gilchrist and Mr. Holton (which constitutes the annual supplemental payment under each of their severance agreements). The severance agreements with each of Mr. Gilchrist and Mr. Holton also provide that if the executive’s employment is terminated without cause following an RAI change in control, RAI will pay all non-frivolous legal and accounting fees incurred as a result of such termination; however, for purposes of the table above, no amount has been attributed to such benefit.

(5)	The amounts in this column equal the payment to which Mr. Gilchrist and Mr. Holton would be entitled in respect of the excise tax that would be imposed on the executive by virtue of the executive’s receipt of an “excess parachute payment” within the meaning of Section 280G of the Code. Such additional payment is equal, on an after-tax basis, to the amount of the excise tax (including interest and penalties, if any) imposed.

(6)	This amount includes the aggregate dollar value of the sum of all amounts reported in the preceding columns.

(7)	Dr. Gentry was a named executive officer with respect to fiscal year 2016, and as such is included in the table set forth above. Dr. Gentry’s employment terminated on April 30, 2016, and in connection with his termination, he received certain payments pursuant to a severance agreement with RAI. Such severance agreement is no longer in effect and, as a result Dr. Gentry would not be entitled to any additional payments under such severance agreement.

Narrative to Golden Parachute Compensation Table

The tabular disclosure set forth above assumes that (1) each of the RAI named executive officers (other than Dr. Gentry whose employment terminated on April 30, 2016) experiences a qualifying termination (as defined in the applicable severance arrangement described above under “ —RAI Change in Control and Termination Benefits”) and (other than Ms. Cameron) is entitled to severance payments and benefits under a severance agreement or the ESP, as applicable, as of March 10, 2017 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K), (2) each of the RAI named executive officers (other than Dr. Gentry) experiences a vesting termination (as defined above under “—Treatment of Equity Awards”) and is entitled to vesting and payment in respect of all rollover RSUs as of March 10, 2017 in accordance with their terms, assuming performance at target levels for any rollover RSUs that are RAI performance shares, and (3) each of the RAI named executive officers on such date becomes entitled to accelerated vesting and payment in respect of all cash-out RSUs held by such named executive officer as of March 10, 2017, in accordance with their terms and the merger agreement, regardless of whether the named executive officer’s employment is terminated, with vesting of any cash-out RSUs that are also RAI performance shares based on 118% of target if granted in 2015 and 104% of target if granted in 2016. The tabular disclosure set forth above assumes the completion of the merger occurred on March 10, 2017 and that the merger consideration (rounded to the nearest cent) equals $60.31 (with the unrounded value used for purposes of the values shown above) per share of RAI common stock. For purposes of calculating the stock portion of the merger consideration, the value of a BAT ADS was determined based on the average per share closing price of BAT ADSs over the first five business days following the first public announcement of the merger, which occurred on January 17, 2017 (based on the closing prices on January 18, 2017, January 19, 2017, January 20, 2017, January 23, 2017 and January 24, 2017, $117.39 (rounded to the nearest cent)). As of the date of the merger agreement, one BAT ADS represented two BAT ordinary shares. On February 14, 2017, the BAT ADS ratio change resulted in each BAT ADS representing one BAT ordinary share. If the value of the RAI equity-based awards was based on the average closing price of a share of RAI common stock over the first five business days following the first public announcement of the merger, which occurred on January 17, 2017, the value of a share of RAI common stock would be $58.66 (rounded to the nearest cent and based on the closing prices on January 18, 2017, January 19, 2017, January 20, 2017, January 23, 2017 and January 24, 2017). The tabular disclosure set forth above does not reflect the increases that RAI has approved to the base salaries of Ms. Crew, Mr. Gilchrist and Mr. Holton, which will become effective on April 1, 2017.

Certain Relationships between BAT and RAI

In July 2004, the U.S. assets, liabilities and operations, other than certain specified assets and liabilities, of BAT’s wholly owned subsidiary, B&W, were combined with RJR Tobacco Company. RAI was previously formed as a new holding company for these combined businesses, and B&W acquired beneficial ownership of approximately 42% of RAI’s outstanding common stock.

In connection with the B&W business combination, RAI, B&W and BAT entered into the governance agreement, which sets forth the parties’ agreement regarding various aspects of the governance of RAI, including B&W’s right to designate for nomination to the RAI board of directors five directors, at least three of whom are required to be independent directors and two of whom may be executive officers of BAT or any of its subsidiaries. See “The Governance Agreement” beginning on page [●] of this proxy statement/prospectus.

RAI paid BAT an aggregate of $904,148 during 2016 in consideration for the services of Mr. Abelman and Mr. Oberlander as directors of RAI. In addition, at the direction of BAT, RAI paid John Daly the sum of $45,596 during 2016, in consideration for his service as a director of RAI.

RAI paid BAT an aggregate of $369,004 during 2015 in consideration for the services of Mr. Oberlander as a director of RAI. In addition, at the direction of BAT, RAI paid Mr. Daly the sum of $369,004 during 2015, in consideration for his service as a director of RAI after his retirement from BAT.

RAI paid BAT an aggregate of $388,101 during 2014 in consideration for the services of Mr. Oberlander and Mr. Daly (for his service prior to his retirement from BAT in April 2014) and Neil R. Withington as directors of RAI. In addition, at the direction of BAT, RAI paid Mr. Daly the sum of $224,771 during 2014, in consideration for his service as a director of RAI after his retirement from BAT.

In connection with the B&W business combination, RJR Tobacco Company agreed to indemnify B&W and its affiliates for, among other things, certain liabilities arising out of the U.S. cigarette and tobacco business of B&W, including certain litigation liabilities. Any indemnification obligations B&W or RJR Tobacco Company have to the other would rank equally in right of payment with all of such party’s existing and future senior unsecured debt. The indemnities are of perpetual duration and will not be affected by the merger. As a result of this indemnity, RJR Tobacco Company has assumed the defense of pending B&W-specific tobacco-related litigation, has paid the judgments and costs related to certain pre-B&W business combination tobacco-related litigation of B&W, and has posted bonds on behalf of B&W, where necessary, in connection with cases decided since the B&W business combination. In 2014, 2015 and 2016, RJR Tobacco Company paid no reimbursements to the BAT Group in connection with this indemnity.

In connection with the B&W business combination, RJR Tobacco Company entered into contract manufacturing agreements with two subsidiaries of BAT—BATUS Japan, Inc., referred to as BATUSJ, and B.A.T. (U.K. & Export) Limited, referred to as BATUKE.

Under the 2004 agreement with BATUKE, RJR Tobacco Company was appointed the exclusive U.S. manufacturer of all American-blend cigarettes which any BAT Customer (as defined in the agreement) chooses to manufacture in the United States, its territories and military installations. There were no sales by RJR Tobacco Company to BATUKE under such agreement during 2016, 2015 and 2014.

Under the 2004 agreement with BATUSJ, as superseded and amended through May 2015, RJR Tobacco Company was BATUSJ’s exclusive manufacturer of all of BATUSJ’s requirements for certain American-blend cigarettes intended to be sold and distributed in Japan. In May 2015, RJR Tobacco Company, BATUKE and BATUSJ entered into a restated and revised American-blend cigarette manufacturing agreement, referred to as the 2015 Agreement, modifying the prior contract manufacturing agreement between RJR Tobacco Company and BATUSJ. Generally, under the 2015 Agreement, BATUKE agreed to assume BATUSJ’s obligations under the prior agreement. On January 4, 2016, RJR Tobacco Company received written notice from BATUKE, in accordance with the terms of the 2015 Agreement, terminating the 2015 Agreement effective January 5, 2019. In July 2016, RJR Tobacco Company and BATUKE further amended the 2015 Agreement. Under such amendment, among other things, RJR Tobacco Company agreed to (1) permit an early transition of the cigarette production covered by the agreement to BAT Group facilities over several months beginning in the fourth quarter of 2016, and (2) provide contingent manufacturing capacity to BATUKE through December 31, 2018. In addition, under such amendment, BATUKE agreed to make certain payments to RJR Tobacco Company, including an aggregate payment of $89.6 million, payable in two installments—a payment of $7.4 million made in September 2016 and a payment of $82.2 million payable on or before March 31, 2017. Sales by RJR Tobacco Company to the BAT Group pursuant to the cigarette manufacturing agreements described in this paragraph during 2016, 2015 and 2014 were $188.2 million, $229.3 million and $254.4 million, respectively.

During 2016, 2015 and 2014, the BAT Group purchased tobacco leaf from RJR Tobacco Company in the amount of $38.1 million, $29.2 million and $56.8 million, respectively. Also, during 2016, the BAT Group agreed to purchase additional tobacco leaf from RJR Tobacco Company in the amount of $25.5 million, none of which (including that portion of the purchase price that was paid by the BAT Group in 2016) was recorded as sales in RAI Group’s consolidated financial statements, but will be recognized as sales when the product is shipped to the BAT Group. In addition, during 2016, 2015 and 2014, the BAT Group purchased from RJR Tobacco Company expanded tobacco and re-constituted tobacco, and other tobacco products, in the amount of $18,000, $54,000 and $97,000, respectively.

RJR Tobacco Company and a member of the BAT Group are also parties to a technology sharing and development services agreement, which was entered into in July 2004. Pursuant to this agreement, each party may license or otherwise transfer rights to the other in its respective technologies, and may pursue joint technology projects with the other party. Each party or its respective affiliates also may provide certain contract services to the other party or its affiliates. Unless earlier terminated as provided therein, the technology sharing and development services agreement automatically renews for additional one-year periods each December 31 unless one of the parties provides a notice of non-renewal at least 12 months prior to the December 31 date on which termination is to become effective. During 2016, 2015 and 2014, RJR Tobacco Company billed the BAT Group $1.3 million, $3 million and $3.7 million and the BAT Group billed RJR Tobacco Company approximately $53,000, $31,000 and $254,000, respectively, pursuant to such agreement. In 2016, 2015 and 2014, RJR Tobacco Company recorded royalty income of $85,000, $30,000 and $7.0 million, respectively, for the use of certain capsule technology by the BAT Group.

RJR Tobacco Company also purchases tobacco leaf and cigarettes from the BAT Group, and pays royalties to the BAT Group relating to the sale by RJR Tobacco Company of certain cigarette brands, including the DUNHILL brand, which RJR Tobacco Company licenses from the BAT Group, and the STATE EXPRESS 555 brand, which RJR Tobacco Company licenses from CTBAT, a joint venture between the BAT Group and CNTC. The parties entered into the agreements evidencing such arrangements, which have various expiration dates, following the consummation of the B&W business combination. During 2016, 2015 and 2014, RJR Tobacco Company recognized transactions with the BAT Group of $14.6 million, $11.3 million and $22.5 million, respectively, pursuant to the foregoing arrangements. During 2016, 2015 and 2014, RJR Tobacco Company also paid the BAT Group $6.1 million, $6.0 million and $2.3 million, respectively, for other purchases. In addition, as of the end of 2016, RJR Tobacco Company had $6.6 million in accounts payable to the BAT Group under such arrangements. During 2016, 2015 and 2014, American Snuff Company, LLC recorded leaf purchases from the BAT Group of $1.1 million, $1.6 million and $3.5 million, respectively, and in 2015, SFRTI recorded cigarette purchases from the BAT Group of $19.6 million. In January 2016, SFRTI paid a fee of $6.0 million to the BAT Group to amend a contract manufacturing agreement.

In December 2015, RJR Tobacco Company and Nicoventures Holdings Limited, a subsidiary of BAT, signed a definitive vapor technology-sharing and licensing agreement, providing a framework for collaboration and mutual cross-licensing of vapor product technologies through 2022. In 2016, RJR Tobacco Company recorded income of $171,000 associated with trade marketing services related to such agreement.

From time to time, each of RJR Tobacco Company and the BAT Group has seconded certain of its employees to the other or a member of such entity’s group of companies in connection with particular assignments. During their service with the other entity or a member of such entity’s group of companies, the seconded employees continue to be paid by the original employer and participate in employee benefit plans sponsored by such employer. Each of RJR Tobacco Company and the BAT Group reimburses members of the other party’s group of companies for certain costs of the seconded employees’ compensation and benefits during the secondment period. For 2015 and 2014, RJR Tobacco Company billed the BAT Group $6,000 and $7,000, respectively, in connection with such secondment arrangements. In 2016, RJR Tobacco Company did not bill the BAT Group for any costs pursuant to such secondment arrangements.

In connection with the share repurchase program authorized by the RAI board of directors in November 2011, RAI and B&W entered into an agreement, pursuant to which B&W agreed to participate in a new RAI share repurchase program on a basis approximately proportionate with B&W’s 42% ownership of RAI’s equity. During 2014, RAI repurchased 2,887,715 shares of RAI common stock from B&W for the aggregate amount of $155 million under such agreement. Such repurchase program concluded in May 2014.

In November 2011, RAI, BAT and B&W entered into Amendment No. 3 to the governance agreement pursuant to which, among other things, RAI agreed that if RAI issued shares of RAI common stock or any other RAI equity security to certain designated persons, including its directors, executive officers or employees (such as upon the vesting of performance shares or restricted stock units), then RAI would repurchase a number of shares of RAI common stock equal to the number of shares of RAI common stock issued so that the number of outstanding shares of RAI common stock is not increased, and the beneficial ownership interest of the BAT Group is not decreased, by such issuance after taking into account the repurchases. During 2014, RAI repurchased and canceled 946,252 shares of RAI common stock for the aggregate amount of $47.7 million pursuant to the governance agreement. During 2015, RAI repurchased and canceled 1,820,453 shares of RAI common stock for the aggregate amount of $82.0 million pursuant to the governance agreement. During 2016, RAI repurchased and canceled 1,817,846 shares of RAI common stock for the aggregate amount of $93 million pursuant to the governance agreement.

In July 2014, RAI and BAT entered into a Subscription and Support Agreement, referred to as the subscription agreement, in connection with the transactions related to RAI’s acquisition of Lorillard. In June 2015, concurrently with the completion of such acquisition and pursuant to the subscription agreement, BAT, indirectly (through Louisville) purchased, at a price of approximately $4.7 billion in the aggregate, 77,680,259 shares of RAI common stock (prior to giving effect to RAI’s two-for-one split of its common stock effected in August 2015), which was sufficient for the BAT Group to collectively maintain their approximate 42% beneficial ownership in RAI. In addition, BAT caused all shares of RAI common stock beneficially owned by the BAT Group to be voted in favor of the issuance of the additional shares of RAI common stock contemplated by both the RAI-Lorillard merger agreement and the subscription agreement.

In July 2016, B&W, Louisville and RAI entered into a new share repurchase agreement, pursuant to which B&W and Louisville agreed to participate in RAI’s share repurchase program announced in July 2016 on a basis approximately proportionate with the 42% ownership of RAI’s equity by B&W and Louisville. During 2016, RAI repurchased 660,385 shares of RAI common stock from Louisville for the aggregate amount of $32 million. See “The Share Repurchase Agreement” beginning on page [●] of this proxy statement/prospectus.

In February 2017, RAI and BAT entered into a letter agreement pursuant to which BAT waived the requirement that the RAI share repurchases required to be made by RAI pursuant to Amendment No. 3 to the governance agreement be made within the time period set forth in that amendment, and permitted RAI to make the repurchases in a manner that qualifies for the affirmative defense and safe harbor provided by Rules 10b5-1 and 10b-18 under the Exchange Act, respectively. Pursuant to this letter agreement, BAT also waived compliance with the general prohibition on repurchases contained in the merger agreement to permit RAI to make these repurchases.

See notes 11 and 27 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.

Board of Directors of BAT Following the Merger

Pursuant to the merger agreement, BAT will take all actions necessary to cause three directors serving on the RAI board of directors (other than directors designated for nomination by B&W) immediately prior to completion of the merger to be appointed as members of the BAT board of directors upon completion of the merger. Such directors will be selected by BAT prior to the completion of the merger after consultation with the Transaction Committee.

Directors and Executive Officers of RAI Following the Merger

Upon the completion of the merger, the directors of Merger Sub immediately prior to the completion of the merger will be the directors of RAI and the officers of RAI immediately prior to the completion of the merger will be the officers of RAI, both until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

Information concerning the executive officers and the historical compensation paid by RAI to its directors and executive officers is contained in RAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 together with the Form 10K/A that was filed with the SEC on March 20, 2017, which are incorporated by reference into this proxy statement/prospectus. See also “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus.

Merger Sub was incorporated on January 12, 2017 and the directors of Merger Sub did not receive compensation for their services as directors of Merger Sub in 2016. For information concerning the directors and historical compensation paid by BAT to its directors, see “Other Important Information Regarding the Parties” and “Business of BAT—Directors and Management Board—BAT’s Remuneration Report 2016; BAT’s Remuneration Policy 2016” beginning on pages [●] and [●], respectively, of this proxy statement/prospectus.

Regulatory Approvals for the Merger

Completion of the merger is conditioned upon the expiration or termination of the waiting period relating to the merger under the HSR Act and the earlier of the expiration of the waiting period required by the Japanese merger control regulations and the receipt of clearance from the Japan Fair Trade Commission.

U.S. Antitrust Filing

Pursuant to the requirements of the HSR Act, BAT and RAI filed Notification and Report Forms with respect to the merger with the FTC and DOJ on February 6, 2017 and requested early termination of the HSR Act waiting period. The applicable HSR Act waiting period for the merger expired on March 8, 2017.

Japanese Antitrust Approval

BAT and RAI intend to file notifications for the merger with the Japan Fair Trade Commission. Approval from the Japan Fair Trade Commission is expected to be received by the end of April 2017.

Other Governmental Approvals

While not required for the completion of the merger, BAT and RAI have also made antitrust filings in Albania, India, Macedonia, Jersey and Serbia, and will make filings with the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives. BAT and RAI do not contemplate making any other material governmental filings in relation to the merger. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Efforts to Obtain Regulatory Approvals

BAT and RAI have each agreed in the merger agreement to use their respective reasonable best efforts to complete and make effective the merger and the other transactions contemplated by the merger agreement as promptly as practicable, including to accomplish the following:

•	the obtaining of all mandatory or appropriate nonactions and consents, waivers, approvals, licenses, permits, orders or authorizations from governmental entities, and the making of all mandatory or appropriate registrations and filings (including filings with governmental entities, if any) and the taking of all reasonable steps as may be necessary to obtain a consent, waiver, approval, license, permit, order or authorization from, or to avoid any claim, suit, action, arbitration, inquiry, investigation or other proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial, arbitral or otherwise) by, any governmental entity;

•	the obtaining of all mandatory or appropriate consents, waivers, approvals, licenses, permits, orders or authorizations from third parties (but neither BAT nor RAI is required or permitted to incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain any such consents, waivers, approvals, licenses, permits, orders or authorizations);

•	the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the completion of the merger and the other transactions contemplated by the merger agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed; and

•	the execution and delivery of any additional instruments mandatory or appropriate to complete the transactions contemplated by the merger agreement and to fully carry out the purposes of the merger agreement.

In connection with the receipt of any necessary approvals or clearances of a governmental entity,

•	BAT will not be required or authorized to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of RAI’s assets or limits on RAI’s freedom of action with respect to any of its businesses or any other antitrust restriction (as defined in the merger agreement), or to commit or agree to any of the foregoing regulatory requirements; and

•	RAI shall not commit or agree to any of the foregoing regulatory requirements, to obtain any consents, waivers, approvals, licenses, permits, orders or authorizations in connection with, or remove any impediments to the merger and the other transactions contemplated by the merger agreement relating to any antitrust laws or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any claim, suit, action, arbitration, inquiry, investigation or other proceeding of any nature by or before any governmental entity relating to antitrust laws.

Additional information about each party’s commitments to take certain specified actions, subject to certain exceptions and limitations, in connection with obtaining regulatory approvals are described under “—Efforts to Complete the Merger” beginning on page [●] of this proxy statement/prospectus.

There can be no assurances that any of the regulatory approvals described above will be obtained and, if obtained, there can be no assurance as to the timing of such approvals, the ability to obtain such approvals on satisfactory terms or the absence of any litigation challenging such approvals. Subject to certain conditions described below, if the merger is not completed on or before December 31, 2017 or if a legal restraint preventing the completion of the merger becomes final and nonappealable, either BAT or RAI may terminate the merger agreement. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page [●] of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences

The following discussion summarizes material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) that hold RAI common stock, as well as material U.S. federal income tax consequences to U.S. holders of acquiring, owning and disposing of BAT ordinary shares or BAT ADSs. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction or under any U.S. federal laws other than those pertaining to income tax. This discussion is based upon the Code, the Treasury regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those U.S. holders of RAI common stock, BAT ordinary shares or BAT ADSs who hold such equity interests as capital assets within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the U.S. federal income tax laws, including, without limitation:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity and an investor therein;

•	an insurance company;

•	a mutual fund;

•	a regulated investment company or real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a U.S. holder subject to the alternative minimum tax provisions of the Code;

•	a U.S. holder that received RAI common stock, BAT ordinary shares or BAT ADSs through the exercise of an employee stock option, pursuant to a tax qualified retirement plan or otherwise as compensation;

•	a U.S. holder that is a tax-qualified retirement plan or a participant or a beneficiary under such a plan;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a U.S. holder of RAI common stock, BAT ordinary shares or BAT ADSs that holds such equity interest as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a U.S. expatriate; or

•	a U.S. holder that holds or has held 5% or more of RAI common stock.

The determination of the actual tax consequences to a U.S. holder will depend on the U.S. holder’s specific situation. U.S. holders of RAI common stock should consult their own tax advisors as to the tax consequences of the merger in their particular circumstances, and U.S. holders of BAT ordinary shares or BAT ADSs should consult their own tax advisors as to the tax consequences of acquiring, owning and disposing of BAT ordinary shares or BAT ADSs, in each case, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term U.S. holder means a beneficial owner of RAI common stock, BAT ordinary shares or BAT ADSs (as the case may be) that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

The U.S. federal income tax consequences to a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds RAI common stock, BAT ordinary shares or BAT ADSs generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding any such equity interest should consult their own tax advisors.

Material U.S. Federal Income Tax Consequences of the Merger

The following summarizes material U.S. federal income tax consequences of the merger to U.S. holders of RAI common stock that exchange their RAI common stock for the merger consideration consisting of BAT ADSs and cash.

Consequences of the Merger Generally

The receipt of BAT ADSs and cash in exchange for RAI common stock in the merger generally will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder of RAI common stock that receives BAT

ADSs and cash in the merger generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the fair market value of BAT ADSs and cash, including any cash in lieu of fractional BAT ADSs received in the merger, and (2) such holder’s adjusted tax basis in such holder’s RAI common stock exchanged therefor. Gain or loss and holding period will be determined separately for each block of RAI common stock (that is, shares acquired at the same cost in a single transaction) exchanged pursuant to the merger. Any capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for such holder’s RAI common stock is more than one year at the time of the merger. Currently, long-term capital gain for non-corporate taxpayers is taxed at preferential U.S. federal income tax rates. If the U.S. holder has held such holder’s RAI common stock for one year or less at the time of the merger, any capital gain or loss will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. A U.S. holder’s aggregate tax basis in such holder’s BAT ADSs received in the merger will equal the fair market value of such ADSs at the completion of the merger, and the holder’s holding period for such ADSs will begin on the day after the merger.

Dissenting Shareholders

A U.S. holder that asserts appraisal rights with respect to the merger will recognize capital gain or loss equal to the difference, if any, between the cash received via appraisal and such holder’s adjusted tax basis in such holder’s RAI common stock with respect to which the appraisal rights were asserted. This capital gain or loss will be long-term or short-term capital gain or loss depending upon the holder’s holding period for such holder’s RAI common stock with respect to which the appraisal rights were asserted, as described in the immediately preceding paragraph. For more details regarding appraisal rights with respect to the merger, see “Appraisal Rights” beginning on page [●] of this proxy statement/prospectus.

Additional Consequences

Additional U.S. federal income tax consequences of the merger are described below under “Medicare Net Investment Tax,” “Credits or Deductions for UK Taxes” and “Information Reporting and Backup Withholding.”

Material U.S. Federal Income Tax Consequences Relating to the Acquisition, Ownership and Disposition of BAT Ordinary Shares or BAT ADSs

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition by U.S. holders of BAT ordinary shares or BAT ADSs. This discussion assumes that BAT is not, and will not become, a passive foreign investment company for U.S. federal income tax purposes, as described below.

BAT ADSs

A U.S. holder of BAT ADSs, for U.S. federal income tax purposes, generally will be treated as the owner of the underlying BAT ordinary shares that are represented by such BAT ADSs. Accordingly, deposits or withdrawals of BAT ordinary shares for or from BAT ADSs will not be subject to U.S. federal income tax.

Taxation of Dividends

The gross amount of distributions on the BAT ordinary shares or BAT ADSs will be taxable as dividends to the extent paid out of BAT’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in a U.S. holder’s gross income as ordinary income on the day actually or constructively received by the U.S. holder. Such dividends will be treated as foreign source income and will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the Treasury determines to be satisfactory for these purposes and that includes an exchange of information provision. The Treasury has determined that the treaty between the United States and the United Kingdom meets these requirements, and BAT believes that it is eligible for the benefits of the treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

The amount of any dividend paid by BAT in pounds sterling (including any such amount in respect of BAT ADSs that is converted into U.S. dollars by the depositary bank) will equal the U.S. dollar value of the pounds sterling actually or constructively received, calculated by reference to the exchange rate in effect on the date the dividend is so received by the U.S. holder, regardless of whether the pounds sterling are converted into U.S. dollars. If the pounds sterling received as a dividend are converted into U.S. dollars on the date received, the U.S. holder generally will not be required to recognize foreign currency exchange gain or loss in respect of the dividend income. If the pounds sterling received as a dividend are not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in pounds sterling equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of pounds sterling will be treated as U.S. source ordinary income or loss. U.S. holders of BAT ADSs should consult their own tax advisors regarding the application of these rules to the amount of any dividend paid by BAT in pounds sterling that is converted into U.S. dollars by the depositary bank.

To the extent that the amount of any distribution exceeds BAT’s current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the U.S. holder’s adjusted basis of the BAT ordinary shares or BAT ADSs, and to the extent the amount of the distribution exceeds the U.S. holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange, as described below. BAT does not expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, notwithstanding the foregoing, U.S. holders should expect that distributions generally will be reported as dividend income for U.S. information reporting purposes.

Distributions by BAT of additional BAT ordinary shares (which may be distributed by the depositary bank to a holder of BAT ADSs in the form of BAT ADSs) to a U.S. holder that is made as part of a pro rata distribution to all holders of BAT ordinary shares and BAT ADSs in respect of their BAT ordinary shares or BAT ADSs, and for which there is no option to receive other property (not including BAT ADSs), generally will not be subject to U.S. federal income tax. The basis of any new BAT ordinary shares (or BAT ADSs representing new BAT ordinary shares) so received will be determined by allocating the U.S. holder’s basis in the previously held BAT ordinary shares or BAT ADSs between the previously held BAT ordinary shares or BAT ADSs and the new BAT ordinary shares or BAT ADSs, based on their relative fair market values on the date of distribution.

Passive Foreign Investment Company

A passive foreign investment company, referred to as a PFIC, is any foreign corporation if, after the application of certain “look-through” rules, (1) at least 75% of its gross income is “passive income” as that term is defined in the relevant provisions of the Code, or (2) at least 50% of the average value of its assets produce “passive income” or are held for the production of “passive income.” The determination as to PFIC status is made annually.

BAT does not believe that it is, for U.S. federal income tax purposes, a PFIC, and BAT expects to operate in such a manner so as not to become a PFIC. If, however, BAT is or becomes a PFIC, U.S. holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the BAT ordinary shares or BAT ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from BAT if it is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. BAT’s U.S. counsel expresses no opinion with respect to BAT’s PFIC status.

Taxation of Capital Gains

Upon a sale, exchange or other taxable disposition of BAT ordinary shares or BAT ADSs, a U.S. holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. holder’s adjusted tax basis in the BAT ordinary shares or BAT ADSs as determined in U.S. dollars. Such gain or loss generally will be U.S. source gain or loss, and will be long-term capital gain or loss if the U.S. holder has held the BAT ordinary shares or BAT ADSs for more than one year. Certain non-corporate U.S. holders may be eligible for preferential rates of U.S. federal income tax in respect of net long-term capital gains. The deductibility of capital losses is subject to limitations.

The amount realized on a sale, exchange or other taxable disposition of BAT ordinary shares for an amount in foreign currency will be the U.S. dollar value of that amount on the date of sale or disposition. On the settlement date, the U.S. holder will recognize U.S. source foreign currency exchange gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale, exchange or other disposition and the settlement date. However, in the case of BAT ordinary shares traded on an established securities market that are sold by a cash-basis U.S. holder (or an accrual-basis U.S. holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no foreign currency exchange gain or loss will be recognized at that time.

A U.S. holder’s tax basis in BAT ordinary shares or BAT ADSs will generally equal the U.S. dollar cost of the BAT ordinary shares or BAT ADSs. The U.S. dollar cost of BAT ordinary shares purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase, or the settlement date for the purchase in the case of BAT ordinary shares traded on an established securities market that are purchased by a cash-basis U.S. holder (or an accrual-basis U.S. holder that so elects).

Information with Respect to Foreign Financial Assets

Individuals and certain entities that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on the individual’s circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (1) stocks and securities issued by non-U.S. persons, (2) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (3) interests in non-U.S. entities. If a U.S. holder is subject to this information reporting regime, the failure to file information reports may subject the U.S. holder to penalties. U.S. holders are urged to consult their own tax advisors regarding their obligations to file information reports with respect to BAT ordinary shares or BAT ADSs.

Medicare Net Investment Tax

Certain persons who are individuals (other than nonresident aliens), estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) their “net investment income” (in the case of individuals) or “undistributed net investment income” (in the case of estates and trusts) (which includes gain recognized in the merger and dividend income in respect of, and gain recognized on the disposition of, BAT ordinary shares or BAT ADSs) for the relevant taxable year and (2) the excess of their modified adjusted gross income (in the case of individuals) or adjusted gross income (in the case of estates and trusts) for the taxable year over specified dollar amounts. U.S. holders are urged to consult their tax advisors regarding the applicability of this provision to their ownership of RAI common stock, BAT ordinary shares or BAT ADSs.

Credits or Deductions for UK Taxes

As indicated under “—Material UK Tax Consequences” beginning on page [●] of this proxy statement/prospectus, merger consideration, as well as dividends in respect of, and gains on the disposition of, BAT ordinary shares or BAT ADSs, may be subject to UK taxation in certain circumstances. A U.S. holder may be eligible to claim a credit or deduction in respect of UK taxes attributable to such income or gain for purposes of computing the U.S. holder’s U.S. federal income tax liability, subject to certain limitations. The U.S. foreign tax credit rules are complex, and U.S. holders should consult their own tax advisors regarding the availability of U.S. foreign tax credits and the application of the U.S. foreign tax credit rules to their particular situation.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply to payments of the merger consideration and dividend payments and proceeds from the sale, exchange or other taxable disposition of BAT ordinary shares or BAT ADSs. Backup withholding will not apply, however, to a U.S. holder that (1) furnishes a correct taxpayer identification number, referred to as a TIN, certifies that such holder is not subject to backup withholding on Internal Revenue Service Form W-9 (or appropriate successor form) and otherwise complies with all applicable requirements of the backup withholding rules or (2) provides proof that such holder is otherwise exempt from backup withholding. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner. The Internal Revenue Service may impose a penalty upon any taxpayer that fails to provide the correct TIN.

This summary of material U.S. federal income tax consequences is not tax advice. The determination of the actual tax consequences for a U.S. holder will depend on the U.S. holder’s specific situation. U.S. holders of RAI common stock should consult their own tax advisors as to the tax consequences of the merger in their particular circumstances, and U.S. holders of BAT ordinary shares or BAT ADSs, in each case, should consult their own tax advisors as to the tax consequences of acquiring, owning and disposing of BAT ordinary shares or BAT ADSs, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Material UK Tax Consequences

The following paragraphs set out below summarize material aspects of the UK tax treatment of holders of RAI common stock (except the BAT Group) in respect of (i) the merger and (ii) their holdings of BAT ordinary shares or BAT ADSs and do not purport to be either a complete analysis of all tax considerations relating to the merger or holding BAT ordinary shares or BAT ADSs or an analysis of the tax position of RAI or BAT. They are based on current UK legislation and what is understood to be current HM Revenue & Customs practice, both of which are subject to change, possibly with retrospective effect.

The comments are intended as a general guide and (otherwise than where expressly stated to the contrary) apply only to holders of RAI common stock who are resident for tax purposes in the United Kingdom, who hold RAI common stock, and, following the merger, BAT ordinary shares or BAT ADSs (other than under a personal equity plan or individual savings account) and who are the absolute beneficial owners of such shares. These comments do not deal with certain types of shareholders such as charities, dealers in securities, persons holding or acquiring shares in the course of a trade, persons who have or could be treated for tax purposes as having acquired their RAI common stock, and, following the merger, BAT ordinary shares or BAT ADSs by reason of their employment, collective investment schemes, persons subject to UK tax on the remittance basis and insurance companies. You are encouraged to consult an appropriate independent professional tax advisor with respect to your tax position.

Tax on Chargeable Gains as a Result of the Merger

Liability for UK tax on chargeable gains will depend on the individual circumstances of each shareholder.

UK Resident Individual Shareholders

In the absence of any available allowances and reliefs, a gain arising on the disposal of RAI common stock by a UK resident individual will be taxed at the rate of 10% except to the extent that the gain, when it is added to such shareholder’s other taxable income and gains in excess of the personal allowance in the relevant tax year, exceeds the upper limit of the basic rate income tax band (£32,000 for the tax year ending April 5, 2017 and £33,500 for the tax year ending April 5, 2018), in which case it will be taxed at the rate of 20%.

The capital gains tax annual exemption (£11,100 for the tax year ending April 5, 2017 and £11,300 for the tax year ending April 5, 2018) may be available to an individual shareholder to offset against chargeable gains realized on the disposal of such shareholder’s RAI common stock.

UK Resident Corporate Shareholders

For a shareholder that is a UK resident company, any gain on the disposal of its RAI common stock will be subject to corporation tax (at 20% for the tax year ending March 31, 2017 and 19% for the tax year ending March 31, 2018) in the absence of any available exemptions and reliefs.

Non-UK Resident Shareholders

Subject to the below, shareholders who are not resident in the United Kingdom for tax purposes will not generally be subject to UK tax on chargeable gains, unless they carry on a trade, profession or vocation in the United Kingdom through a branch or agency or (in the case of a company) permanent establishment and the RAI common stock disposed of is used or held for the purposes of that branch, agency or permanent establishment.

A shareholder who is an individual, who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of RAI common stock during that period may be liable for UK tax on capital gains (in the absence of any available exemptions or reliefs). If applicable, the tax charge will arise in the tax year that the individual returns to the United Kingdom.

Tax on Chargeable Gains as a Result of Disposals of BAT Ordinary Shares or BAT ADSs

Disposals of BAT ordinary shares or BAT ADSs will be taxed on a similar basis to that set out above in relation to disposals by shareholders of their RAI common stock.

Tax on Dividends

BAT is not required to withhold UK tax when it pays a dividend.

The amount of any liability for UK tax on dividends paid by BAT will depend upon the individual circumstances of a shareholder.

UK Resident Individual Shareholders

Dividends received from BAT (whether directly or via the depositary bank) by a UK resident individual will form part of such shareholder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £5,000 of taxable dividend income received by the shareholder in a tax year. Where the dividend income is above the £5,000 dividend allowance, the first £5,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at the rate that would apply to that amount if the nil rate did not exist. The rates are 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band.

The UK government announced on March 8, 2017 that the dividend allowance will reduce from £5,000 to £2,000 from April 2018.

UK Resident Corporate Shareholders

UK resident corporate shareholders will not generally be subject to tax on dividends received from BAT as long as the dividends fall within an “exempt class” and certain other conditions are met. Examples of dividends that fall within an exempt class are dividends paid on shares that are “ordinary share capital” for UK tax purposes and are not redeemable and dividends paid to a person holding less than 10% of the issued share capital of the payer.

Non-UK Resident Shareholders

Non-UK resident individual shareholders will not be subject to UK tax on dividends received from BAT unless they are carrying on a trade, profession or vocation in the United Kingdom and the dividends are either a receipt of that trade or, in the case of corporation tax, the BAT ordinary shares or BAT ADSs are held by or for a UK permanent establishment through which the trade is carried on.

Stamp Duty and Stamp Duty Reserve Tax, referred to as SDRT

Based on current published HM Revenue & Customs practice and recent case law, no SDRT should be payable, and no liability for stamp duty should arise, in respect of the issue of BAT ordinary shares to the depositary bank or the issue of BAT ADSs to holders of RAI common stock pursuant to the merger. Subsequent transfers of BAT ADSs should not be subject to SDRT or stamp duty provided that any instrument of transfer is executed and remains outside the United Kingdom and the transfer of an underlying BAT ordinary share to the BAT ADS holder in exchange for the cancellation of a BAT ADS should also not give rise to a stamp duty or SDRT charge.

Transfers of BAT ordinary shares outside of the depositary bank, including the repurchase of BAT ordinary shares by BAT, will generally be subject to stamp duty or SDRT at the rate of 0.5% of the amount or value of the consideration given, except as described above in connection with the cancellation of a BAT ADS. If BAT ordinary shares are redeposited into a clearance service or depositary system, the redeposit will attract stamp duty or SDRT at the higher rate of 1.5%.

The purchaser or the transferee of the BAT ordinary shares or ADSs will generally be responsible for paying any stamp duty or SDRT payable. Where stamp duty or SDRT is payable, it is payable regardless of the residence position of the purchaser.

Inheritance Tax

A gift or settlement of BAT ordinary shares or BAT ADSs by, or on the death of, an individual shareholder may give rise to a liability to UK inheritance tax even if the shareholder is not a resident of or domiciled in the United Kingdom.

A charge to inheritance tax may arise in certain circumstances where BAT ordinary shares or BAT ADSs are held by close companies and trustees of settlements.

However, pursuant to the Estate and Gift Tax Treaty 1980, referred to as the Treaty, entered into between the United Kingdom and the United States, a gift or settlement of BAT ordinary shares or BAT ADSs by shareholders who are domiciled in the United States for the purposes of the Treaty may be exempt from any liability to UK inheritance tax.

Accounting Treatment

The merger will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS under IFRS 3, Business Combinations, referred to as IFRS 3. IFRS requires that one of the two companies in the merger be designated as the acquirer for accounting purposes based on the evidence available. BAT will be treated as the acquiring entity for accounting purposes, and accordingly, BAT will record assets acquired, including identifiable intangible assets, and liabilities assumed from RAI at their respective fair values at the date of completion of the merger. Any excess of the purchase price (as described under Note 4(b) under “BAT Unaudited Pro Forma Condensed Combined Financial Information—Notes to Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [●] of this proxy statement/prospectus) over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of BAT after completion of the merger will reflect RAI after completion of the merger, but will not be restated retroactively to reflect the historical financial condition or results of operations of RAI. The earnings of BAT following the completion of the merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation expense, amortization expense and interest expense. Indefinite-lived intangible assets, including certain trademarks, and goodwill will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, BAT determines that tangible or intangible assets (including goodwill) are impaired, BAT would record an impairment charge at that time.

Exchange of Shares in the Merger

BAT has appointed the exchange agent to process the payment of the merger consideration, including the exchange of RAI common stock for BAT ADSs. Upon the completion of the merger, BAT, on behalf of BATUS, will deposit with or provide to, or cause to be deposited with or provided to, the exchange agent, in escrow for the benefit of the holders of shares of RAI common stock, the aggregate number of BAT ADSs (rounded up to the nearest whole number) to be issued as the stock portion of the merger consideration and BATUS will deposit with or provide to the exchange agent, in escrow for the benefit of the holders of shares of RAI common stock, an amount in cash in U.S. dollars required to be paid as the cash portion of the merger consideration.

Subject to the treatment of fractional BAT ADSs as described below, each share of RAI common stock issued and outstanding immediately prior to the completion of the merger (other than shares of RAI common stock owned by the BAT Group or excluded holders) automatically will be converted into the right to receive the merger consideration without the need for any action by the holders of such stock.

As promptly as reasonably practicable after the completion of the merger, but in any event no later than three business days following completion of the merger, BAT and BATUS will cause the exchange agent to mail to each record holder of RAI common stock represented by a certificate as of the completion of the merger (1) a letter of transmittal specifying that delivery will be effected, and risk of loss and title to any certificates representing shares of RAI common stock will pass, only upon delivery of such certificates to the exchange agent and (2) instructions explaining the procedure for surrendering RAI stock certificates, if any, in exchange for the merger consideration, including cash in lieu of fractional BAT ADSs. As promptly as reasonably practicable after the completion of the merger, but in any event no later than five business days following the completion of the merger, BAT and BATUS will cause the exchange agent to mail to each record holder of RAI common stock held in book-entry form (1) a notice of the effectiveness of the merger, (2) a statement reflecting the whole number of BAT ADSs, if any, issued in the name of such record holder that such holder has the right to receive as merger consideration and (3) a check in an amount in cash, in U.S. dollars, that such holder has the right to receive as merger consideration, including cash payable in lieu of fractional BAT ADSs and dividends and other distributions payable (if any) (less any required tax withholding).

Holders of RAI common stock who hold all of their shares of RAI common stock in book-entry form will not be required to take any action to receive the merger consideration in respect of such shares. Holders of RAI common stock who hold all of their shares of RAI common stock in certificated form and holders of RAI common stock who hold their shares of RAI common stock in both certificated and book-entry forms will need to complete certain exchange procedures before receiving the merger consideration.

Until holders of certificates that previously represented shares of RAI common stock have surrendered their certificates to the exchange agent for exchange, those holders will not receive dividends or distributions declared or made with respect to BAT ADSs with a record date after the completion of the merger. However, upon the surrender of their certificates that previously represented shares of RAI common stock, such holders will receive the amount of dividends or other distributions (without interest and less any amount required for withholding) with respect to BAT ADSs theretofore paid with a record date after the completion of the merger.

No fractional BAT ADSs will be distributed as merger consideration. The exchange agent will aggregate the fractional BAT ADSs and arrange for their sale on the NYSE promptly after the merger. Holders of RAI common stock entitled to a fractional BAT ADS as part of the merger consideration will instead receive the net cash proceeds from such sale (after deduction of fees, taxes and expenses incurred in connection with their sale) in accordance with their fractional interests in the BAT ADSs so sold.

BAT and the exchange agent are entitled to deduct and withhold any applicable taxes from any merger consideration that would otherwise be payable.

After the completion of the merger, RAI will not register any transfers of the shares of RAI common stock.

Treatment of RAI Equity Awards

Cash-Out RSUs

Upon the completion of the merger, each outstanding cash-out RSU will be canceled and converted into the right to receive (1) the merger consideration for each share of RAI common stock subject to such cash-out RSU, subject to applicable proration, and (2) cash for any dividend equivalent right in respect of such cash-out RSU, in each case less any required withholding taxes. If a cash-out RSU is also an RAI performance share, the number of shares of RAI common stock deemed subject to such cash-out RSU will be determined by the RAI board of directors (or a committee of the RAI board of directors) prior to the completion of the merger in accordance with the applicable award agreement and after reasonable consultation with BAT.

RAI DSUs

Upon the completion of the merger, each outstanding RAI DSU will be canceled and converted into the right to receive the merger consideration, or another form of payment as required by the applicable benefit plan that is equal in value to the merger consideration, for each share of RAI common stock subject to such RAI DSU, less any required withholding taxes. The timing of any payment for each outstanding RAI DSU will be in accordance with the EIAP or DCP, the applicable award agreement and any related deferral election.

Rollover RSUs

Upon the completion of the merger, each outstanding rollover RSU will be converted into a restricted stock unit of BAT with respect to a target number of BAT ADSs (rounded down to the nearest whole BAT ADS and with any fractional BAT ADSs settled in cash) equal to the product of (1) the target number of shares of RAI common stock subject to the rollover RSU immediately prior to the completion of the merger and (2) the RSU exchange ratio subject to adjustment as provided in the merger agreement to prevent dilution (each referred to as an adjusted RSU). Each adjusted RSU will be subject to substantially the same terms and conditions applicable to the related rollover RSU immediately prior to the completion of the merger, except that the form of payment upon vesting and settlement will be in BAT ADSs. If the rollover RSU was subject to performance-based vesting prior to the completion of the merger, then the adjusted RSU will continue to provide for performance-based vesting following the completion of the merger based on performance metrics agreed upon by BAT and RAI.

Dividends and Share Repurchases

BAT currently pays a regular interim and final cash dividend with respect to BAT ordinary shares and BAT ADSs. Under the terms of the merger agreement, during the period before completion of the merger, without RAI’s prior consent, BAT will not declare, set aside or pay any dividend on, or make any other distributions (whether in cash, shares or property or any combination thereof) in respect of, any of its shares, other equity interests or voting securities, other than (1) BAT’s regular interim and final cash dividends with respect to BAT ordinary shares and BAT ADSs with amounts and declaration, record and payment dates consistent with past practice and in accordance with BAT’s currently announced dividend policy, subject to periodic increases and modifications as determined by the BAT board of directors in the ordinary course of business consistent with past practice and BAT’s publicly announced dividend policy and (2) dividends and distributions with record dates after the completion of the merger. Subject to certain exceptions, the merger agreement prohibits BAT from repurchasing any shares or, voting securities of, or equity interests, in BAT or certain other securities of BAT.

On February 8, 2017, RAI declared a quarterly cash dividend of $0.51 per share of RAI common stock. RAI intends to continue to pay dividends consistent with past practice and in accordance with RAI’s current dividend policy. Under the terms of the merger agreement, during the period before completion of the merger, without BAT’s prior consent, RAI will not, and will not permit any RAI subsidiary, to declare, set aside or pay any dividend on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (1) RAI’s regular quarterly cash dividends of $0.51 per share of RAI common stock with declaration, record and payment dates consistent with past practice and in accordance with RAI’s current dividend policy and (2) dividends and distributions by a subsidiary of RAI to its applicable parent. Subject to certain exceptions, the merger agreement prohibits RAI from repurchasing shares of capital stock or voting securities of, or equity interests in, RAI or any of its subsidiaries or certain other securities of RAI or its subsidiaries. In February 2017, RAI and BAT entered into a letter agreement pursuant to which BAT waived the requirement that the RAI share repurchases required to be made by RAI pursuant to Amendment No. 3 to the governance agreement be made within the time period set forth in that amendment, and permitted RAI to make the repurchases in a manner that qualifies for the affirmative defense and safe harbor provided by Rules 10b5-1 and 10b-18 under the Exchange Act, respectively. Pursuant to this letter agreement, BAT also waived compliance with the general prohibition on repurchases contained in the merger agreement to permit RAI to make these repurchases.

Listing of BAT Ordinary Shares, Listing of BAT ADSs and Delisting and Deregistration of RAI Common Stock

Under the terms of the merger agreement, BAT is required to use its reasonable best efforts to cause (1) the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration to be approved for admission to the premium listing segment of the Official List of the UKLA and to trading on the main market for listed securities of the LSE, subject only to the issue of such BAT ordinary shares upon completion of the merger, and (2) the BAT ADSs to be issued as the stock portion of the merger consideration to be approved for listing on the NYSE, subject to official notice of issuance, each prior to the completion of the merger. It is a condition to both parties’ obligations to complete the merger that such approvals are obtained. Accordingly, application will be made to have the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration approved for listing by the UKLA and to trading on the main market for listed securities on the LSE and for the BAT ADSs to be issued as the stock portion of the merger consideration approved for listing on the NYSE. Application will also be made to have BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration to be listed on the JSE.

As a result of the registration of BAT’s ordinary shares with the SEC pursuant to the registration statement of which this proxy statement/prospectus forms a part, BAT will become subject to the periodic reporting requirements under the Exchange Act and BAT’s ADR program, including the existing BAT ADSs issued as part of that program, will be automatically converted to a Level 3 ADR program upon completion of the merger with no action required by the holders of existing BAT ADSs. Following the completion of the merger, existing BAT ADSs will be fungible with the BAT ADSs to be issued as the stock portion of the merger consideration.

If the merger is completed, there will no longer be any publicly held shares of RAI common stock. Accordingly, RAI common stock will be delisted from the NYSE and will be deregistered under the Exchange Act as soon as practicable following the completion of the merger, and RAI will no longer be required to file periodic reports with the SEC in respect of RAI common stock.

Periodic Reporting under United States Securities Laws

Under the Exchange Act, for so long as BAT continues to qualify as a foreign private issuer, BAT will be required to publicly file with the SEC an annual report on Form 20-F within four months of the end of the financial year covered by the report. As a foreign private issuer, BAT will also be required to publicly furnish to the SEC current reports on Form 6-K promptly after the occurrence of specified significant events, including material information that it makes or is required to make public pursuant to English law, files or is required to file with any stock exchange on which BAT ordinary shares trade and which was made public by that exchange, or is otherwise distributed or required to be distributed to shareholders of BAT. As a foreign private issuer listed on the NYSE, BAT will also be required to submit semi-annual financial statements on Form 6-K to the SEC within six months of the end of the relevant second quarter.

If BAT no longer qualified as a foreign private issuer, BAT would be required to publicly file with the SEC an annual report on Form 10-K within 90, 75 or 60 days of the end of the financial year covered by the report, with the time period determined based on BAT’s aggregate worldwide market value, the period of time for which it has been subject to SEC reporting requirements and certain other factors. In addition, BAT would be required to publicly file with the SEC quarterly reports on Form 10-Q within 45 or 40 days (depending on the same factors) of the end of the applicable financial quarter. BAT would also be required to publicly file with the SEC current reports on Form 8-K typically within four business days after the occurrence of specified significant events, and under Regulation FD, BAT would be required to simultaneously or promptly make public disclosure of any material nonpublic information shared with securities market professionals or shareholders of BAT who are reasonably likely to trade on the basis of the information. Further, BAT would be subject to certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act, and members of the BAT board of directors, the BAT Group management board and principal shareholders of BAT would be subject to the disclosure and other requirements of Section 16 of the Exchange Act in respect of their ownership of, and transactions in, BAT securities.

NYSE Rules

For so long as the BAT ADSs will be listed on the NYSE, BAT will be required to meet certain requirements relating to ongoing communication and disclosure to holders of BAT ADSs, including a requirement to make any annual report filed with the SEC simultaneously available on or through BAT’s website and to comply with the timely alert policy of the NYSE with respect to earnings and dividend announcements, combination transactions, tender offers, stock splits, major management changes and any substantive items of an unusual or non-recurrent nature. Subject to certain exceptions, the rules of the NYSE permit a foreign private issuer to follow its home country practice in lieu of the corporate governance requirements of the NYSE, including, for example, certain board, committee and director independence requirements. Foreign private issuers are, however, required to comply with the audit committee independence requirements imposed by Section 10A-3 of the Exchange Act. BAT will be required to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards in its annual report on Form 20-F filed with the SEC or on its website.

Appraisal Rights

Under North Carolina law, holders of shares of RAI common stock on the RAI record date who (1) do not vote in favor of the proposal to approve the merger agreement, (2) properly deliver notice of their intent to demand payment for their shares of RAI common stock and (3) otherwise comply with the requirements of Article 13 of the NCBCA will be entitled to seek appraisal for, and obtain payment in cash for the “fair value” of, their shares of RAI common stock (plus interest) in lieu of receiving the merger consideration if the merger is completed. These rights are occasionally referred to as appraisal rights in this proxy statement/prospectus. In addition, a participant in the RAI Savings Plan with shares of RAI common stock considered allocated to such participant’s account under the RAI Savings Plan who instructs the trustee of the RAI Savings Plan to not vote the shares of RAI common stock that are considered allocated to such participant’s account in favor of the approval of the merger agreement, may further instruct the trustee of the RAI Savings Plan to seek appraisal for, and obtain payment for, in compliance with Article 13 of the NCBCA, the “fair value” of the shares of RAI common stock that are considered allocated to such participant’s account under the RAI Savings Plan (plus interest) in lieu of such shares receiving the merger consideration if the merger is completed. The relevant provisions of the NCBCA are attached as Annex E to this proxy statement/prospectus. You are encouraged to read these provisions carefully and in their entirety.

A shareholder who properly asserts appraisal rights has no assurance that such holder will receive an amount more than the merger consideration and, in fact, may receive an amount the same as or even less than the merger consideration. A beneficial owner may assert appraisal rights only if such beneficial owner also submits to RAI the record holder’s written consent to such assertion not later than the Demand Deadline and may assert appraisal rights only with respect to all shares of RAI common stock of which it is the beneficial owner.

To assist you in your determination of whether to assert your appraisal rights, a copy of the RAI Group’s consolidated financial statements (together with the report of RAI’s independent registered public accounting firm regarding such statements) contained in RAI’s Annual Report on Form 10-K for the year ended December 31, 2016, is attached as Annex G to this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus.

Multiple steps must be taken to properly assert and perfect appraisal rights. Moreover, due to the complexity of the procedures for asserting the right to seek appraisal, shareholders who are considering asserting such rights are encouraged to seek the advice of legal counsel. Failure to comply strictly with these provisions may result in loss of the right of appraisal. Voting against or abstaining from voting on the proposal to approve the merger agreement is not enough to satisfy the requirements of the NCBCA. A shareholder must also comply with all of the conditions relating to the separate written notice of intent to assert appraisal rights with respect to the merger and the other requirements set forth in Article 13 of the NCBCA.

Combined Company Headquarters

The headquarters of the combined company following the merger will be located in London, United Kingdom at BAT’s current headquarters.

Certain Effects of the Merger

If the merger agreement is approved by the holders of a majority of the outstanding shares of RAI capital stock entitled to vote and the unaffiliated shareholder approval is received, and all other conditions to the completion of the merger are either satisfied or, to the extent legally permissible, waived, Merger Sub will merge with and into RAI. As a result of the merger, the separate corporate existence of Merger Sub will cease, and RAI will continue as the surviving corporation in the merger and an indirect, wholly owned subsidiary of BAT.

Upon the completion of the merger, each share of RAI common stock (other than shares owned by the BAT Group or excluded holders) will be automatically converted into the right to receive the merger consideration, consisting of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share plus (2) $29.44 in cash, without interest. No fractional BAT ADSs will be issued in the merger and RAI shareholders will receive cash in lieu of fractional BAT ADSs. Each share of Series B preferred stock of RAI issued and outstanding immediately prior to the completion of the merger, all of which are owned by a wholly owned subsidiary of RAI, will remain issued and outstanding as one share of Series B preferred stock of the surviving corporation.

Each outstanding cash-out RSU will be canceled and converted into the right to receive (1) the merger consideration for each share of RAI common stock subject to such cash-out RSU, subject to applicable proration, and (2) cash for any dividend equivalent right in respect of such cash-out RSU, in each case, less any required withholding taxes. If a cash-out RSU is also an RAI performance share, the number of shares of RAI common stock deemed subject to such cash-out RSU will be determined by the RAI board of directors (or a committee of the RAI board of directors) prior to completion of the merger in accordance with the applicable award agreement and after reasonable consultation with BAT.

Each outstanding RAI DSU will be canceled and converted into the right to receive the merger consideration, or another form of payment as required by the applicable benefit plan that is equal in value to the merger consideration, for each share of RAI common stock subject to such RAI DSU, less any required withholding taxes. The timing of any payment for each outstanding RAI DSU will be in accordance with the applicable award agreement and any related deferral election.

Each outstanding rollover RSU will be converted into a restricted stock unit of BAT with respect to a target number of BAT ADSs (rounded down to the nearest whole BAT ADS and with any fractional BAT ADSs settled in cash) equal to the product of (1) the target number of shares of RAI common stock subject to the rollover RSU immediately prior to the completion of the merger and (2) the RSU exchange ratio, subject to adjustment as provided in the merger agreement to prevent dilution (each referred to as an adjusted RSU). Each adjusted RSU will be subject to substantially the same terms and conditions applicable to the related rollover RSU immediately prior to the completion of the merger, except that the form of payment upon vesting and settlement will be in BAT ADSs. If the rollover RSU was subject to performance-based vesting prior to the completion of the merger, then the adjusted RSU will continue to provide for performance-based vesting following completion of the merger based on performance metrics agreed upon by BAT and RAI.

A primary benefit of the merger to RAI shareholders will be the right of such shareholders to receive the merger consideration. Based on the closing price of a BAT ordinary share of £47.63 and the Sterling-Dollar exchange rate of 1.2056, in each case, on January 16, 2017, the last trading day of the BAT ordinary shares before the public announcement of the merger agreement, the merger consideration represented a premium of approximately 26% to the closing price of RAI common stock on October 20, 2016, the last trading day prior to BAT’s announcement of a proposal to merge with RAI. In addition to receiving the cash portion of the merger consideration, such shareholders will, after completion of the merger, participate and share in the potential future revenues of the combined company through their receipt of BAT ADSs.

The primary detriments of the merger to such shareholders include that the holders of shares of RAI common stock will only participate in the revenues or growth of RAI’s business to the extent of such shareholders’ ownership of BAT ADSs and will otherwise not benefit from any potential appreciation in RAI’s value in the future. Additionally, the receipt of the merger consideration in exchange for RAI common stock will be a taxable transaction to RAI shareholders that are U.S. holders for U.S. federal income tax purposes.

Following completion of the merger, all of the equity interests in RAI will be owned by BAT. The primary benefit of the merger to BAT is that, after the merger, BAT will be the sole beneficiary of RAI’s future earnings and growth, if any. In addition, BAT will be the only party entitled to vote on corporate matters affecting RAI following the merger. Similarly, BAT will also bear the risks of ongoing operations, including the risks of any decrease in the value of RAI after the merger, which is the primary detriment of the merger to BAT.

RAI common stock is currently registered under the Exchange Act and is listed on the NYSE under the symbol “RAI.” If the merger is completed, there will no longer be any publicly held shares of RAI common stock. Accordingly, RAI common stock will no longer be listed on the NYSE. In addition, registration of RAI common stock under the Exchange Act will be terminated and RAI will no longer file periodic reports with the SEC with respect to its common stock. Termination of registration of RAI common stock under the Exchange Act will reduce the information required to be furnished by RAI to its shareholders and the SEC, and would make certain provisions of the Exchange Act, such as the short-swing trading provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement in connection with shareholders’ meetings pursuant to Section 14(a) of the Exchange Act, no longer applicable to RAI. Following completion of the merger, BAT will become subject to the Exchange Act and the BAT ADSs issued to RAI shareholders as the stock portion of the merger consideration will be listed on the NYSE under the symbol “BTI.” See “—Listing of BAT Ordinary Shares, Listing of BAT ADSs and Delisting and Deregistration of RAI Common Stock” beginning on page [●] of this proxy statement/prospectus.

The RAI articles of incorporation as in effect immediately prior to the completion of the merger will be the articles of incorporation of the surviving corporation until thereafter changed or amended. The bylaws of Merger Sub as in effect immediately prior to the completion of the merger will be the bylaws of the surviving corporation until thereafter changed or amended, except that references to the name of Merger Sub shall be replaced by the name of the surviving corporation. The directors of Merger Sub immediately prior to the completion of the merger will be the directors of the surviving corporation and the officers of RAI immediately prior to the completion of the merger will be the officers of the surviving corporation, both until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

As of March 10, 2017, BAT beneficially owned 601,368,171 shares of RAI common stock, or approximately 42% of the outstanding shares of RAI common stock. Following completion of the merger, BAT will beneficially own 100% of RAI’s outstanding capital stock and will have a corresponding interest in RAI’s net book value and net earnings. Following completion of the merger, each BAT shareholder will have an interest in RAI’s net book value and net earnings in proportion to such shareholder’s ownership interest in BAT, as the combined company. The table below sets forth the direct and indirect interests in RAI’s net book value and net earnings of each of the following BAT entities prior to and immediately after the merger, based on the net book value of RAI at December 31, 2016 and net earnings for the year ended December 31, 2016.

	Ownership of RAI Prior to the Merger				Ownership of RAI After the Merger
	($ in millions)				($ in millions)
	% Ownership		Net book value at December 31, 2016	Net earnings for the year ended December 31, 2016	% Ownership		Net book value at December 31, 2016(b)		Net earnings for the year ended December 31, 2016(b)
BAT	42.14	%(a)	$9,149	$2,559	100	%(a)	$21,711		$6,073
Louisville	10.84%		2,353	658	0%		—		—
BATUS	0%		—	—	57.86%		12,562		3,514
B&W	31.30%		6,796	1,901	42.14%		9,149		2,559
Merger Sub	0%		—	—		(c)		(c)		(c)

(a)	Reflects shares beneficially owned by BAT.
(b)	Amounts are derived from the RAI Group’s consolidated financial statements and do not reflect the application of acquisition accounting.
(c)	Merger Sub’s separate corporate existence will cease as a result of the merger.

Plans for RAI after the Merger

Following the completion of the merger, it is anticipated that RAI will continue to conduct business substantially as it is being conducted, except that RAI will be operating as an indirect, wholly owned subsidiary of BAT. Pursuant to the merger agreement, RAI will cooperate with BAT and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable laws and the rules and requirements of the NYSE to cause the delisting of RAI common stock from the NYSE as promptly as practicable, and in any event no more than two business days, after the completion of the merger and the deregistration of RAI common stock under the Exchange Act as promptly as practicable after such delisting. As of the date of this proxy statement/ prospectus, BAT has no current plans or proposals, and is not engaged in any negotiations, which relate to or would result in an extraordinary transaction involving the business or management of RAI or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of any operations, or sale or transfer of a material amount of assets, or the incurrence of any indebtedness (other than actions taken to treat legacy RAI and BAT indebtedness pari-passu), except as described in this proxy statement/prospectus. Following the merger, BAT will continuously evaluate and review the business and operations of the RAI Group and may propose or develop new plans and proposals which it considers to be in the best interests of BAT and its shareholders, including engaging in acquisitions of new businesses or assets or dispositions of existing businesses or assets, the movement of businesses or assets within the BAT corporate structure, the alteration of the mix of assets held by RAI, or any of the types of extraordinary transactions described above.

Merger Fees and Expenses

The estimated fees and expenses incurred or expected to be incurred by BAT, RAI and Merger Sub in connection with the merger are as follows:

Total ($ in thousands)
Financial advisory and financing fees and expenses	430,300
Legal, accounting and other professional fees	76,800
Filing fees	3,500
Proxy solicitation, printing and mailing costs	300
Miscellaneous	100

Total	511,100

Generally, all fees and expenses incurred in connection with the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such fees and expenses, whether or not the merger is completed. In certain circumstances, BAT or RAI may be required to pay a termination fee to the other party.

The estimate for legal fees set forth in the table above does not include any amounts attributable to any future litigation challenging the merger.

The RAI board of directors recommends that RAI

shareholders vote “FOR” the approval of the merger agreement.

RISK FACTORS

In deciding whether to vote for the approval of the merger agreement, you should carefully consider the following risk factors and all of the information contained in or incorporated by reference into this proxy statement/prospectus, including but not limited to, the matters addressed in “Cautionary Information Regarding Forward-Looking Statements” beginning on page [●] of this proxy statement/prospectus and the matters discussed under “Item 1A. Risk Factors” of RAI’s Annual Report on Form 10-K for the year ended December 31, 2016, as updated from time to time in RAI’s subsequent filings with the SEC, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus. The risks associated with the business of BAT are described under the caption “Risk Factors—Risk Factors Relating to the BAT Group and the Tobacco Industry,” beginning on page [●] of this proxy statement/prospectus.

Risk Factors Relating to the Merger

The merger is subject to a number of conditions to the obligations of both BAT and RAI to complete the merger, which, if not fulfilled, or not fulfilled in a timely manner, may result in termination of the merger agreement.

The merger agreement contains a number of conditions to completion of the merger, including:

•	the approval of the merger agreement by holders of a majority of the outstanding shares of capital stock of RAI entitled to vote as of the RAI record date (the Series B preferred stock of RAI, all of which is owned by a wholly owned subsidiary of RAI, is not entitled to vote);

•	receipt of the unaffiliated shareholder approval;

•	receipt of the BAT shareholder approval;

•	the approval for listing of the BAT ADSs issuable as the stock portion of the merger consideration on the NYSE (subject to official notice of issuance);

•	the approval for admission of the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration to the premium listing segment of the Official List of the UKLA and to trading on the main market for listed securities of the LSE subject only to the issue of such BAT ordinary shares upon the completion of the merger;

•	the earlier of the expiration of the waiting period required by the Japanese merger control regulations and the receipt of clearance from the Japan Fair Trade Commission;

•	the absence of any legal restraints that prevent, make illegal or prohibit the completion of the merger or the issuance of the stock portion of the merger consideration;

•	declaration by the SEC of the effectiveness of the registration statement on Form F-4, of which this proxy statement/prospectus forms a part, and the registration statement on Form F-6 relating to the BAT ADSs to be issued as the stock portion of the merger consideration (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order);

•	the filing of the BAT prospectus and BAT circular with the UKLA, the approval of such prospectus and circular by the UKLA and the mailing of the BAT circular and the publishing of the BAT prospectus, in each case, in accordance with applicable rules and regulations;

•	accuracy of the representations and warranties made in the merger agreement by the other party, subject to certain exceptions based on a material adverse change standard; and

•	performance in all material respects by the other party of the obligations required to be performed by it at or prior to completion of the merger.

BAT’s obligation to complete the merger is further subject to the condition that no legal restraint issued by a governmental entity under any antitrust laws be in effect that would result, directly or indirectly, in (1) any prohibition or limitation on the ownership or operation by RAI, BAT or their respective subsidiaries of any portion of the business, properties or assets of RAI, BAT or their respective subsidiaries, (2) RAI, BAT or their respective subsidiaries being compelled to dispose of or hold separate any portion of the business, properties or assets of RAI, BAT or any of their respective subsidiaries, (3) any prohibition or limitation on the ability of BAT to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of RAI or its subsidiaries, including the right to vote such shares, or (4) any prohibition or limitation on BAT effectively controlling the business or operations of the RAI Group. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see “The Merger Agreement—Conditions to the Merger” beginning on page [●] of this proxy statement/prospectus.

Many of the conditions to completion of the merger are not within either BAT’s or RAI’s control, and neither company can predict when or if these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to December 31, 2017, it is possible that the merger agreement may be terminated. Although BAT and RAI have agreed in the merger agreement to use their reasonable best efforts, subject to certain limitations, to complete the merger as promptly as practicable, the conditions to the completion of the merger may fail to be satisfied. In addition, satisfying the conditions to and completion of the merger may take longer, and could cost more, than BAT and RAI expect. Any delay in completing the merger may adversely affect the synergies and other benefits that BAT expects to achieve if the merger and the integration of the companies’ respective businesses are not completed within the expected timeframe. See “The Merger Agreement—Conditions to the Merger” beginning on page [●] of this proxy statement/prospectus for a discussion of the conditions to completion of the merger, and “The Merger Agreement—Termination of the Merger Agreement” beginning on page [●] of this proxy statement/prospectus for a discussion of the rights of each of BAT and RAI to terminate the merger agreement.

BAT will be required to complete the merger whether or not financing is available and BAT may encounter difficulties or high costs associated with securing refinancing of debt incurred in connection with the merger.

The receipt of financing by BAT is not a condition to completion of the merger and, accordingly, BAT will be required to complete the merger (assuming that all of the conditions to its obligations to complete the merger are satisfied) whether or not the acquisition facility or other financing is available at all or on acceptable terms. In addition, the interest rate applicable to borrowings under the acquisition facility will be based on floating interest rates, which could fluctuate significantly over the term of the acquisition facility.

BAT has announced that, to the extent the acquisition facility is drawn to finance the cash portion of the merger consideration, it intends to refinance the loans under that facility through issuances of new bonds in due course. Further, BAT may decide to pursue financing that would replace or supplement financing available under the acquisition facility. In particular, the acquisition facility includes a $15.0 billion tranche which, subject to two six-month extension options exercisable at BAT’s option, matures on the date falling 12 months after the earlier of (1) the date that the merger is completed and (2) the first business day falling six months after January 16, 2017 (the earlier of (1) and (2) being referred to as the start date), a $5.0 billion tranche which, subject to two six-month extension options exercisable at BAT’s option, matures on the date falling 24 months after the start date, a $2.5 billion tranche which matures on the date falling 36 months after the start date and a $2.5 billion tranche which matures on the date falling 60 months after January 16, 2017. There is no guarantee that BAT would be able to replace, supplement or refinance the acquisition facility at all or on terms acceptable to BAT. The terms of any debt incurred to replace, supplement or refinance the acquisition facility may be materially worse than the terms of the acquisition facility. BAT’s ability to obtain financing to refinance the acquisition facility will be subject to various factors, including market conditions, operating performance and the BAT Group’s credit rating.

Following announcement of the merger, Standard & Poor’s Ratings Services downgraded the long term rating of the BAT Group from A- to BBB+ and reaffirmed the A-2 short term rating of the BAT Group and

Moody’s Investors Service downgraded the long term rating of the BAT Group from A3 to Baa2 and reaffirmed the P-2 short term rating of the BAT Group. Any impairment of BAT’s ability to obtain future financing on favorable terms, including as a result of a reduction of the BAT Group’s credit rating, could have an adverse effect on BAT’s ability to finance the cash portion of the merger consideration with the issuance of debt securities or with another alternative to the acquisition facility, or to refinance the acquisition facility if drawn.

Under the merger agreement, BAT, through its subsidiaries, will acquire RJR Tobacco Company’s NEWPORT brand, the leading U.S. menthol cigarette brand; however, any action by the FDA or any other governmental authority that could have the effect of banning or materially restricting the use of menthol in tobacco products would not give rise to a right to terminate the merger agreement.

As a result of the merger, BAT, through its subsidiaries, will acquire RJR Tobacco Company’s NEWPORT brand, the leading U.S. menthol cigarette brand, the sales of which, together with the other menthol brands of RAI’s operating subsidiaries, represent a substantial portion of RAI’s total net sales. In 2013, the FDA issued its preliminary scientific evaluation regarding menthol cigarettes, concluding that menthol cigarettes adversely affect initiation, addiction and cessation compared to non-menthol cigarettes. In 2013, the FDA also issued an Advance Notice of Proposed Rulemaking, seeking comments on various issues relating to the potential regulation of menthol cigarettes. Although it is not possible to predict whether or when the FDA will take actions, if the FDA or any other governmental authority were to adopt regulations banning or severely restricting the use of menthol in tobacco products or the sale of menthol cigarettes, those regulations could have a material adverse effect on sales of the NEWPORT brand and the menthol styles of other brands of RAI’s operating subsidiaries, which could have an adverse effect on the results of operations, cash flows and financial position of the RAI Group and, following the completion of the merger, the BAT Group.

Under the terms of the merger agreement, BAT and RAI expressly agreed that a menthol regulatory action would not be considered in determining whether a material adverse effect, as defined in the merger agreement, on a party had occurred, and would not give rise to a right to terminate the merger agreement.

Litigation against certain members of the RAI Group related to tobacco products could have an adverse effect on the consolidated results of operations, cash flows and financial position of RAI; however, such litigation may not give rise to a right to terminate the merger agreement.

Certain members of the RAI Group have been named in a large number of tobacco-related legal actions, proceedings or claims and it is likely that legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising, marketing, promotion and claimed health effects of cigarettes and other tobacco products will continue to be filed against BAT, RAI, their subsidiaries and other tobacco companies for the foreseeable future. These legal actions, proceedings and claims could impose substantial monetary obligations on RAI and its operating subsidiaries and could have an adverse effect on the results of operations, cash flows and financial position of RAI. However, under the terms of the merger agreement, BAT and RAI expressly agreed that all actions or judgments regarding any tobacco litigation that was commenced prior to the date of the merger agreement would not be considered in determining whether a material adverse effect, as defined in the merger agreement, on a party has occurred and would not give rise to a right to terminate the merger agreement. In addition, any such tobacco litigation that is commenced on or after the date of the merger agreement (other than any such litigation brought by or on behalf of any governmental entity to the extent such action or judgment is not a part of or an extension or expansion of any litigation commenced prior to the date of the merger agreement) would also not be considered in determining whether a material adverse effect on a party has occurred, and would not give rise to a right to terminate the merger agreement. Following the completion of the merger, such legal actions, proceedings and claims could impose substantial monetary obligations on BAT and could have an adverse effect on the results of operations, cash flows and financial position of BAT.

The merger is subject to the receipt of numerous approvals, including from BAT and RAI shareholders. Failure to obtain these approvals would prevent the completion of the merger.

Before the merger can be completed, (1) BAT shareholders must approve the merger agreement and the transactions contemplated thereby as a Class 1 transaction and authorize the directors of BAT to allot and issue the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration and (2) holders of a majority of the outstanding shares of capital stock of RAI entitled to vote as of the RAI record date must approve the merger agreement and (3) holders of a majority of the outstanding shares of RAI common stock entitled to vote and present (in person or by proxy) and voting at the special meeting that are not owned by the BAT Group or any RAI subsidiaries must approve the merger agreement. The Series B preferred stock of RAI, all of which is owned by a wholly owned subsidiary of RAI, is not entitled to vote. Although BAT has agreed to vote the shares of RAI common stock owned by the BAT Group in favor of the merger, there can be no assurance that these approvals will be obtained. Furthermore, even if a majority of the outstanding shares of RAI’s common stock are voted in favor of the merger, the merger will not be completed if the unaffiliated shareholder approval is not received. Failure to obtain the required approvals within the expected time frame, or having to make significant changes to the structure, terms or conditions of the merger to obtain such approvals, may result in a material delay in, or the abandonment of, the merger. Any delay in completing the merger may adversely affect the synergies and other benefits that BAT expects to achieve assuming the merger and the integration of the companies’ respective businesses are completed within the expected timeframe.

Uncertainties associated with the merger may cause a loss of RAI’s senior management personnel and other key employees, which could have an adverse effect on the results of operations, cash flows and financial position of BAT and RAI.

The RAI Group is dependent on the continued availability and service of senior management personnel. The BAT Group’s success after the completion of the merger will depend in part upon its ability to retain executive officers, other key senior management personnel and other key employees of the RAI Group. The employees of the RAI Group may experience uncertainty about their roles within the BAT Group following the merger. In addition, certain of RAI’s equity incentive and other compensation arrangements contain change of control clauses providing for outstanding equity awards to vest or compensation or benefits to be provided to RAI’s directors or executive officers either upon an RAI change in control, or in connection with certain terminations of employment on or following an RAI change in control. If completed, the merger would constitute an RAI change in control for purposes of these equity incentive and other compensation arrangements, thereby resulting in the settlement of certain outstanding equity awards and, in the event of certain terminations of employment on or following an RAI change in control, giving rise to vesting of certain other outstanding equity awards and other payments in connection with an RAI change in control described above. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers” beginning on page [●] of this proxy statement/prospectus. Such uncertainty and availability of payments may inhibit BAT’s ability to retain those executive officers, other key senior management personnel and other key employees following the completion of the merger.

Accordingly, there can be no assurance that executive officers, other key senior management personnel and other key employees can be retained either prior to or following the completion of the merger to the same extent that the RAI Group has previously been able to attract and retain its employees, which could have an adverse effect on the results of operations, cash flows and financial position of RAI and, following the merger, BAT.

The business relationships of the RAI Group may be subject to disruption due to uncertainty associated with the merger, which could have an adverse effect on the results of operations, cash flows and financial position of BAT and RAI.

Parties with which the RAI Group does business may experience uncertainty associated with the merger and related transactions, including with respect to current or future business relationships with RAI and its subsidiaries or the combined business. The RAI Group’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than RAI, its affiliates or subsidiaries or the combined business. These disruptions could have an adverse effect on the results of operations, cash flows and financial position of RAI, and thus BAT following the completion of the merger, including an adverse effect on BAT’s ability to realize the expected synergies and other benefits of the merger. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the merger or termination of the merger agreement.

The merger agreement subjects the BAT Group and the RAI Group to restrictions on their respective business activities prior to completion of the merger.

The merger agreement subjects BAT and RAI to restrictions on their respective business activities and obligates BAT and RAI to generally operate the BAT Group’s and the RAI Group’s business, respectively, in the ordinary course in all material respects consistent with past practice prior to completion of the merger. These restrictions could prevent BAT and RAI from pursuing attractive business opportunities that arise prior to the completion of the merger and are outside the ordinary course of business, or otherwise have an adverse effect on BAT’s or RAI’s results of operations, cash flows and financial position.

The merger may be subject to litigation, which could delay the merger and prevent the merger from being completed.

Members of the BAT Group and the RAI Group may in the future be party to legal proceedings and claims related to the merger. Legal challenges to the merger could result in an injunction, preventing or delaying the completion of the merger.

The exchange ratio is fixed and will not be adjusted in the event of any change in the market price of BAT ADSs, BAT ordinary shares or RAI common stock. Because the market price of BAT ADSs may fluctuate, the value of the merger consideration that RAI shareholders will receive in the merger is uncertain.

In the merger, each share of RAI common stock (other than shares of RAI common stock owned by the BAT Group or excluded holders) will be converted into the right to receive the merger consideration, consisting of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share, plus (2) $29.44 in cash, without interest. No fractional BAT ADSs will be issued in the merger, and RAI shareholders will receive cash in lieu of fractional BAT ADSs.

Though the cash portion of the merger consideration is known, because the exchange ratio is fixed and will only be adjusted in certain limited circumstances (including recapitalizations, reclassifications, stock splits or combinations, exchanges, mergers, consolidations or readjustments of shares, or stock dividends or similar transactions involving BAT or RAI), the value of the stock portion of the merger consideration will depend on the market price of BAT ADSs at the time the merger is completed. The exchange ratio will not be adjusted for changes in the market price of BAT ADSs, BAT ordinary shares or RAI common stock or in exchange rates between the date of signing the merger agreement and completion of the merger. There will be a lapse of time between the date on which RAI shareholders vote on the merger agreement at the special meeting and the date on which RAI shareholders entitled to receive BAT ADSs actually receive such ADSs. The value of the stock portion of the merger consideration has fluctuated since the date of the announcement of BAT’s proposal to merge with RAI and will continue to fluctuate from the date of this proxy statement/prospectus to the date the merger is completed and thereafter. The closing price per share of RAI common stock on the NYSE as of October 20, 2016, the last trading day before the public announcement of BAT’s proposal to merge with RAI, was $47.17, and the closing price per share has fluctuated as high as $61.39 and as low as $52.67 between that date and March 17, 2017. The closing price of BAT ADSs as of October 20, 2016, the last trading day before the public announcement of BAT’s proposal to merge with RAI, was $59.07 (after giving effect to the BAT ADS ratio change as of February 14, 2017), and the closing price per BAT ADS has fluctuated as high as $64.30 and as low as $52.97 between that date and March 17, 2017. The closing price of BAT ordinary shares as of

October 20, 2016, the last trading day before the public announcement of BAT’s proposal to merge with RAI, was £48.03, and the closing price per share has fluctuated as high as £51.92 and as low as £42.59 between that date and March 17, 2017. Accordingly, at the time of the special meeting, the value of the stock portion of the merger consideration will not be known. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in BAT’s and RAI’s respective operations and prospects, cash flows, and financial position, foreign exchange fluctuations, any potential shareholder litigation related to the merger, market assessments of the likelihood that the merger will be completed, the timing of the merger, regulatory considerations, the anticipated dilution to holders of BAT ordinary shares and BAT ADSs as a result of the issuance of the stock portion of the merger consideration and results of smoking and health litigation.

BAT and RAI shareholders are urged to obtain current market quotations for BAT ADSs, BAT ordinary shares and RAI common stock. See “Comparative Per Share Market Price and Dividend Information” on page [●] for the historical high and low closing prices of BAT ADSs, BAT ordinary shares and RAI common stock.

Certain of RAI’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of RAI shareholders generally.

Certain of the directors and executive officers of RAI have interests in the merger that are different from, or in addition to, the interests of RAI shareholders generally. These interests include:

•	Treatment of Equity Awards. RAI’s executive officers have been granted RAI RSUs and RAI performance shares. Certain RAI directors hold RAI DSUs. Under the terms of the merger agreement, upon the completion of the merger, (1) each outstanding cash-out RSU will be canceled and converted into the right of the holder to receive the merger consideration for each share of RAI common stock subject to such cash-out RSU, subject to applicable proration, plus any accrued dividend equivalents earned in respect of such cash-out RSU, in each case, less any required withholding taxes; (2) each outstanding rollover RSU will continue to be subject to substantially the same terms and conditions as were applicable immediately prior to the completion of the merger and will be converted into a restricted stock unit of BAT with respect to a target number of BAT ADSs (rounded down to the nearest whole BAT ADS and with any fractional BAT ADSs settled in cash) equal to the product of (a) the target number of shares of RAI common stock subject to the rollover RSU immediately prior to the completion of the merger and (b) the RSU exchange ratio, subject to adjustment as provided in the merger agreement to prevent dilution; and (3) each outstanding RAI DSU will be canceled and converted into the right of the holder to receive the merger consideration, or another form of payment as may be required by the applicable benefit plan that is equal in value to the merger consideration, for each share of RAI common stock subject to such RAI DSU, less any required withholding taxes.

•	Treatment of Bonuses under Annual Incentive Award Program. RAI’s executive officers are eligible to receive bonuses under the AIAP. Under the terms of the merger agreement, the 2017 annual bonuses will be calculated and paid in the ordinary course of business consistent with past practice. In the event the completion of the merger occurs prior to December 31, 2017, BAT and RAI will work together in good faith to specify the process for determining the achievement of performance goals with respect to the 2017 annual bonuses. Under the terms of the merger agreement, the 2017 annual bonuses will not vest or pay out upon the completion of the merger; however, if an executive officer experiences an involuntary termination of employment in 2017 where such executive officer is eligible for and accepts severance benefits, the executive officer would be entitled to receive a pro-rated 2017 annual bonus payment based on actual performance, with such proration based on the number of months, rounded up to the nearest whole month, that have elapsed in fiscal year 2017 through the termination date.

•

RAI Change in Control and Termination Benefits. RAI maintains two types of severance arrangements with its executive officers that provide severance benefits upon certain terminations of employment: (1) a standard form of severance agreement between certain executive officers and RAI, referred to as a severance agreement, and (2) the ESP. The severance agreements provide an executive officer party to such an agreement with severance and other benefits following such executive officer’s termination of employment without cause or a termination of employment during the 24-month period following an RAI change in control for “change of control good reason,” estimated at a total of $32,367,728 for all executive officers who are party to a severance agreement as a group, assuming the completion of the merger occurred on March 10, 2017 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K) and all such executive officers were terminated without cause on such date. The ESP provides a participating executive officer with severance and other benefits following such executive officer’s termination of employment without cause or with “change in control good reason” within the 24 months following an RAI change in control, or a termination without cause during the 12-month period prior to an RAI change in control, estimated at a total of $16,655,127 for all executive officers who are participants in the ESP as a group, assuming the completion of the merger occurred on March 10, 2017 and all such executive officers were terminated without cause on such date.

•	Indemnification and Insurance. RAI’s directors and executive officers are entitled to continued indemnification and, for a period of six years following the completion of the merger, insurance coverage through a “tail” directors’ and officers’ liability insurance policy purchased by RAI or BAT.

These interests may cause the directors and executive officers of RAI to view the proposals relating to the merger differently and more favorably than RAI shareholders generally may view them. For more information on the interests of RAI’s directors and executive officers in the merger, including the individual components of and the assumptions underlying such payments and benefits, see “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers” beginning on page [●] of this proxy statement/prospectus.

The merger agreement limits the ability of RAI to pursue alternatives to the merger and may discourage other companies from trying to acquire RAI prior to completion of the merger.

The merger agreement contains provisions that make it more difficult for RAI to pursue alternatives to the merger and limit the ability of RAI to terminate the merger agreement prior to completion of the merger. These provisions include a general prohibition on RAI from soliciting alternatives to the merger and, subject to certain exceptions, entering into discussions relating to an alternative to the merger. The merger agreement also contains provisions that make it more difficult for the RAI board of directors or the Transaction Committee to withhold, withdraw or qualify its recommendation that RAI shareholders approve the merger agreement. Subject to certain rights of BAT to match the terms of proposed alternative transactions, the RAI board of directors or the Transaction Committee may withhold or withdraw its recommendation only if the RAI board of directors or Transaction Committee determines in good faith that the failure to withhold or withdraw its recommendations would be inconsistent with its fiduciary duties to RAI shareholders under applicable law. See “The Merger Agreement—No Solicitation of Takeover or Alternative Proposals” beginning on page [●] of this proxy statement/prospectus.

Even if the RAI board of directors or the Transaction Committee withholds, withdraws or qualifies its recommendation with respect to the merger agreement, in accordance with the terms and conditions of the merger agreement, RAI will still be required to submit the approval of the merger agreement to a vote by its shareholders at the special meeting, unless the merger agreement is terminated prior to such special meeting date in accordance with its terms.

In certain cases, upon termination of the merger agreement following a withholding, withdrawal or qualification of the recommendation of the RAI board of directors or the Transaction Committee, RAI will be required to pay to BAT a termination fee of $1 billion.

See “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Expenses and Termination Fees” beginning on pages [●] and [●], respectively, of this proxy statement/prospectus.

If the merger agreement is terminated and RAI determines to seek another business combination, RAI may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger. In certain circumstances, a termination fee of $1 billion may be payable by RAI if the merger agreement is terminated and RAI enters into a definitive agreement with respect to an alternative transaction. BAT has informed RAI that it will not support an alternative transaction, which will make it more difficult for RAI to pursue an alternative to the merger.

Failure to complete the merger could negatively impact RAI’s stock price and have an adverse effect on its results of operations, cash flows and financial position.

If the merger is not completed for any reason, including as a result of BAT or RAI shareholders failing to approve the applicable proposals, the ongoing businesses of RAI may be adversely affected and, without realizing any of the benefits of having completed the merger, RAI would be subject to a number of risks, including the following:

•	RAI may experience negative reactions from the financial markets, including negative impacts on the market price of its securities;

•	the RAI Group may experience negative reactions from their customers, regulators and employees;

•	RAI will be required to pay its costs relating to the merger, whether or not the merger is completed;

•	RAI may be required to pay a cash termination fee of $1 billion as prescribed by the merger agreement;

•	the merger agreement places certain restrictions on the conduct of the business of the RAI Group prior to completion of the merger, which may have prevented RAI from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities between the signing of the merger agreement and the abandonment of the merger;

•	matters relating to merger preparation (including integration planning) require substantial commitments of time and resources by RAI management, which may result in the distraction of RAI’s management from ongoing business operations between the signing of the merger agreement and the abandonment of the merger;

•	RAI may be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against RAI to perform its obligations under the merger agreement; and

•	BAT and RAI may experience disruptions in their respective business relationships.

If the merger is not completed, the risks described above may materialize and they may have an adverse effect on RAI’s results of operations, cash flows, financial position and stock prices.

RAI may waive one or more conditions to the merger without resoliciting shareholder approval for the merger.

Certain conditions to RAI’s obligations to complete the merger may be waived, in whole or in part, to the extent legally permissible, either unilaterally or by agreement of BAT and RAI. In the event that any such waiver does not require resolicitation of shareholders, the parties will have the discretion to complete the merger without seeking further shareholder approval. The unaffiliated shareholder approval condition, however, cannot be waived.

Risk Factors Relating to BAT Following the Merger

The substantial additional indebtedness that BAT will incur in connection with the merger could adversely affect BAT and its financial position, including by decreasing BAT’s business flexibility and resulting in a further reduction of the BAT Group’s credit rating.

Following completion of the merger, BAT will have substantially increased debt compared to BAT’s historical level of debt. As of December 31, 2016, BAT’s consolidated net debt was £16.8 billion. BAT’s pro forma net debt as of December 31, 2016, after giving effect to the merger as if it had been completed on December 31, 2016, would have been approximately £46.1 billion, of which £25.2 million, or 51%, of the estimated pro forma gross interest bearing debt of BAT following the merger would have been at variable rates of interest as of December 31, 2016. BAT expects to incur approximately $38.0 billion of additional debt in connection with the merger as a result of financing to complete the merger and debt assumed in the merger. This increased level of debt could have the effect, among other things, of reducing BAT’s flexibility to respond to changing business and economic conditions and will have the effect of increasing BAT’s interest expense thereby tightening restrictive covenants under BAT’s revolving credit facility agreement. In addition, the amount of cash required to service BAT’s increased debt levels and increased aggregate dividends following completion of the merger and thus the demands on BAT’s cash resources will be greater than the amount of cash flows required to service BAT’s debt and pay dividends prior to the merger. The increased levels of debt and dividends following completion of the transaction could also reduce funds available for BAT’s investments in research and development and capital expenditures, share repurchases and other activities and may create competitive disadvantages for BAT relative to other companies with lower debt levels. See “BAT Unaudited Pro Forma Condensed Combined Financial Information” and note 20 to the BAT Group’s consolidated financial statements beginning on pages [●] and FIN-[●], respectively, of this proxy statement/prospectus.

The BAT Group’s credit rating impacts the cost and availability of future borrowings and, accordingly, BAT’s cost of capital. The BAT Group’s credit rating reflects each credit rating organization’s opinion of the BAT Group’s financial strength, operating performance and ability to meet debt obligations. Following announcement of the merger, Standard & Poor’s Ratings Services downgraded the long term rating of the BAT Group from A- to BBB+ and reaffirmed the A-2 short term rating and Moody’s Investor Service downgraded the long term rating of the BAT Group from A3 to Baa2 and reaffirmed the P-2 short term rating. The reduction in the BAT Group’s credit rating by Standard & Poor’s Ratings Services and Moody’s Investors Service and any further reduction may limit BAT’s ability to borrow at interest rates consistent with the interest rates that have been available to BAT prior to the merger. If the BAT Group’s credit rating is reduced further, BAT may not be able to sell additional debt securities or borrow money in the amounts, at the times or interest rates or upon the more favorable terms and conditions that might be available if the BAT Group’s current credit rating is maintained. Any impairment of BAT’s ability to obtain future financing on favorable terms could have an adverse effect on BAT’s ability to finance the cash portion of the merger consideration with the issuance of debt securities or another alternative to the acquisition facility on terms more favorable than under the acquisition facility, or to refinance the acquisition facility if drawn.

In addition, future borrowings under circumstances in which BAT’s debt is rated below investment grade may contain further restrictions that impose significant restrictions on the way BAT operates following the merger.

RAI shareholders will have a reduced ownership and voting interest in BAT immediately after the completion of the merger than they currently have in RAI. Therefore, former RAI shareholders will have significantly less influence over management of BAT following the merger than they currently have over the management of RAI.

Following the completion of the merger, each RAI shareholder will become a shareholder of BAT with a percentage ownership of BAT after the merger that is much smaller than the shareholder’s percentage ownership of RAI prior to the merger. Based on the number of shares of RAI common stock outstanding as of March 10, 2017, the number of BAT ordinary shares outstanding as of March 16, 2017 and the total number of shares of RAI common stock issuable under outstanding RAI equity awards that are expected to be settled for BAT ADSs in connection with the merger, former RAI shareholders (other than the BAT Group) will own approximately 19% of BAT’s share capital. Consequently, former RAI shareholders will have significantly less influence over the management and policies of BAT than they currently have over the management and policies of RAI.

The Pro Forma Financial Information is preliminary and the actual results of operations, cash flows and financial position after the merger may differ materially.

The Pro Forma Financial Information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the completion of the merger. The unaudited pro forma adjustments are based upon the best available information and certain assumptions that BAT believes to be reasonable. For example, the estimated purchase price allocation included in the Pro Forma Financial Information is preliminary and based on information currently available. The actual fair values used in the purchase price allocation will be determined upon the completion of the merger and may vary materially from these preliminary estimates. In addition, the LIBOR interest rate and the BAT Group’s credit rating (each of which impacts BAT’s cost of financing), BAT’s share price and exchange rates at the time of the closing of the merger would all have a material impact on the total acquisition price, related financing costs and the accuracy of the Pro Forma Financial Information. The Pro Forma Financial Information does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits, including potential synergies that may be derived in future periods, from the merger. See “BAT Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [●] of this proxy statement/prospectus.

The BAT ADSs and BAT Ordinary Shares have different rights from the shares of RAI common stock.

Certain of the rights associated with RAI common stock are different from the rights associated with BAT ordinary shares. See “Comparison of Shareholder Rights” beginning on page [●] of this proxy statement/prospectus for a discussion of the different rights associated with BAT ordinary shares and RAI common stock. In addition, holders of BAT ADSs will be able to exercise the shareholder rights for the BAT ordinary shares represented by such BAT ADSs through the depositary bank, only to the extent contemplated by the deposit agreement. See “Description of BAT American Depositary Shares” beginning on page [●] of this proxy statement/prospectus for a discussion of the terms of the BAT ADSs and the material rights of owners of BAT ADSs.

In particular, the laws of England and Wales, the jurisdiction in which BAT is incorporated, limit the circumstances under which shareholders of a company may bring derivative actions on behalf of that company. In most cases, only the corporation may be the claimant or plaintiff for the purposes of maintaining proceedings in respect of any wrongful act committed against it and the permission of the court is required to maintain any derivative action, which is able to be brought by shareholders. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a U.S. corporation. English law also requires that shareholders approve certain capital structure decisions (including the allotment and issuance of shares, the exclusion of preemptive rights and share repurchases), which may limit BAT’s flexibility to manage its capital structure.

In addition, only registered holders of BAT ordinary shares are afforded the rights of shareholders under English law and the BAT articles of association. Because the depositary bank holds the BAT ordinary shares represented by BAT ADSs through a custodian which is a participant in the CREST securities settlement system, and CREST or its nominee is the registered holder of the BAT ordinary shares represented by BAT ADSs, the holders of BAT ADSs must rely on the depositary bank to exercise the rights of a shareholder via its custodian and CREST.

Holders of BAT ADSs are entitled to present BAT ADSs to the depositary bank for cancellation and withdraw the corresponding number of underlying BAT ordinary shares, but would be responsible for fees relating to such exchange. Fees and charges are also payable by BAT ADS holders in relation of certain other depositary services. See “Description of BAT American Depositary Shares” beginning on page [●] of this proxy statement/prospectus.

After completion of the merger, BAT may fail to successfully integrate RAI into its business and realize the expected synergies and other benefits of the merger, which could adversely affect the value of BAT ADSs and BAT ordinary shares.

BAT and RAI and their respective subsidiaries and affiliates have operated and, until completion of the merger, will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. The success of the merger will depend, in part, on BAT’s ability to successfully integrate RAI into its business and realize the expected synergies and other benefits from combining the businesses of the BAT Group and the RAI Group. BAT’s ability to successfully combine and integrate the businesses of the BAT Group and the RAI Group and realize these anticipated benefits and cost savings is subject to certain risks, including the following:

•	changes or conflicts in corporate culture, controls, procedures and systems;

•	retaining existing employees and attracting new employees;

•	maintaining relationships with customers, suppliers and other constituencies; and

•	inefficiencies associated with the integration and management of the operations of the combined company.

In addition, the BAT Group will be required to devote significant management attention and resources to integrating the business practices and operations of the BAT Group and the RAI Group, which may result in diversion of the attention of each group’s management and employees from ongoing operations, the lack of personnel or other resources to pursue other potential business opportunities and the disruption of, or the loss of momentum in, each group’s ongoing businesses.

If BAT is not able to successfully combine the businesses of the BAT Group and the RAI Group within the anticipated timeframe, or at all, the expected synergies and other benefits of the merger may not be realized fully or at all or may take longer to realize than expected, the combined businesses may not perform as expected and the value of the BAT ordinary shares and BAT ADSs (including the stock portion of the merger consideration) may be adversely affected. Accordingly, even if the merger is completed, the contemplated benefits may not be realized fully, or at all, or may take longer to realize than expected.

BAT and RAI will incur significant transaction-related costs in connection with the merger.

BAT and RAI expect to incur significant costs associated with the merger and combining the operations of the two companies. The significant costs associated with the merger include, among others, fees and expenses of financial advisors (certain of which are described under “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Opinion of the Transaction Committee’s Financial Advisor” and “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Opinions of RAI’s Financial Advisors” beginning on pages [●] and [●] of this proxy statement/prospectus, respectively) and other advisors and representatives, certain employment-related costs relating to employees of RAI (which are described under “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers” beginning on page [●] of this proxy statement/prospectus), fees and expenses related to the acquisition facility and the refinancing of the acquisition facility, costs of defending any potential shareholder litigation related to the merger, costs of public relations firms engaged in connection with the merger, filing fees due in connection with filings required under the HSR Act and filing fees and printing and mailing costs for this proxy statement/prospectus, the BAT circular and the BAT prospectus. Some of these costs have already been incurred or may be incurred regardless of whether the merger is completed, including a portion of the fees and expenses of financial advisors and other advisors and representatives and filing fees under the HSR Act and related to this proxy statement/prospectus. BAT also will incur fees and costs related to formulating and implementing integration plans with respect to the two companies, including systems integration costs. BAT continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the merger and the integration of the two companies’ businesses. The expected net benefits associated with these costs may not be achieved in the near term, or at all.

The BAT Group may have to make additional contributions following completion of the merger to fund RAI’s pension and other post-retirement benefit plans in addition to BAT’s own plans.

The BAT Group and the RAI Group currently maintain and contribute to defined benefit pension plans and other post-retirement benefit plans that cover various categories of employees and retirees. The obligation to make contributions to fund benefit obligations under these pension and other post-retirement benefit plans is based on actuarial valuations, which are based on certain assumptions, including the long-term return on plan assets and discount rate. The BAT Group may have to make additional contributions following the completion of the merger to fund RAI’s pension and other post-retirement benefit plans in addition to any such BAT plans. Additional contributions could have an adverse effect on the cash flows of BAT.

Sales of RAI common stock, BAT ADSs and BAT ordinary shares in anticipation of the merger, and resales of BAT ADSs following the completion of the merger, may adversely affect the market price of RAI common stock, BAT ADSs and BAT ordinary shares prior to the merger, and the market price of BAT ADSs and BAT ordinary shares following the merger.

Certain RAI shareholders, such as index funds or funds with concentration, geographic or other limitations on their permitted investments, may be required to sell the BAT ADSs that they receive in the merger. Other RAI shareholders may already hold BAT ADSs or BAT ordinary shares and those shareholders may decide not to hold the additional BAT ADSs they receive in the merger, or to sell their shares of RAI common stock prior to the merger. Sales of RAI common stock, BAT ADSs or BAT ordinary shares, including as described above, could have the effect of depressing the market price of BAT ADSs, BAT ordinary shares and RAI common stock.

In addition, in connection with the completion of the merger, BAT expects that it will issue up to approximately 436 million BAT ordinary shares underlying BAT ADSs. Such dilution could result in downward pressure on the price of BAT ordinary shares and BAT ADSs and encourage third parties to engage in short sales of such securities.

Future share issuances and/or sales of BAT ordinary shares and BAT ADSs could lower the market price of BAT ordinary shares and BAT ADSs and adversely affect BAT’s ability to raise capital in the future. Further share issues could also dilute the interests of holders of BAT ordinary shares and BAT ADSs.

BAT may seek to raise financing to fund future acquisitions and other growth opportunities and may, for these or other purposes, such as in connection with share incentive or share option plans, issue additional shares. The issuance of additional shares by BAT or the sale or transfer of BAT ordinary shares or BAT ADSs or the possibility of such issue or sale may cause the market price of BAT ordinary shares or BAT ADSs to fluctuate or decline or be lower than might otherwise be the case or result in the dilution of the interests of holders of BAT ordinary shares and BAT ADSs. In addition, any further issuance of shares or other securities convertible into equity could result in the dilution of the interests of holders of BAT ordinary shares and BAT ADSs and any new shares issued could have rights different from those of existing holders of BAT ordinary shares and BAT ADSs.

The market price of BAT ADSs and BAT ordinary shares after completion of the merger will continue to fluctuate and may be affected by factors different from those affecting the market price of RAI common stock or those affecting BAT ADSs and BAT ordinary shares currently.

If the merger is completed, RAI shareholders will become holders of BAT ADSs or, if such holders elect to convert their BAT ADSs into BAT ordinary shares, BAT ordinary shares. BAT’s business differs from that of RAI, and BAT’s results of operations, as well as the market price of BAT ordinary shares and BAT ADSs, may be affected by factors different from those affecting RAI’s results of operations and the market price of RAI common stock. In addition, the market price of BAT ADSs and BAT ordinary shares may fluctuate significantly following the completion of the merger and holders of BAT ADSs and BAT ordinary shares could lose the value of their investment in such BAT securities. General fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, BAT ADSs and BAT ordinary shares, regardless of BAT’s actual operating performance.

Exchange rate fluctuations may adversely affect the foreign currency value of BAT ADSs and any dividends.

If the merger is completed, RAI common stock will be exchanged for cash and BAT ADSs. Unlike RAI common stock, as a consequence of the listing of BAT ordinary shares on the LSE and the JSE and the listing of BAT ADSs on the NYSE, BAT ordinary shares are quoted in pounds sterling on the LSE and in South African rand on the JSE, while BAT ADSs will be quoted in U.S. dollars on the NYSE. Dividends in respect of BAT ordinary shares underlying the BAT ADSs, if any, will be declared in pounds sterling and converted into U.S. dollars by the depositary bank for the BAT ADSs. BAT’s financial statements are also prepared in pounds sterling. Fluctuations in the exchange rate between pounds sterling and U.S. dollars will affect, among other matters, the U.S. dollar value of BAT ordinary shares and of any dividends in respect of such shares, including any such shares represented by BAT ADSs.

In certain circumstances, such fluctuations may give rise to foreign currency exchange gain or loss that is recognized for U.S. federal income tax purposes by U.S. taxpayers that hold BAT ordinary shares or BAT ADSs. For example, such gain or loss may be so recognized with respect to the amount of any dividend paid by BAT in pounds sterling that is converted after the date of receipt into U.S. dollars by a holder of BAT ordinary shares or by the depositary bank on behalf of holders of BAT ADSs. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences Relating to the Acquisition, Ownership and Disposition of BAT Ordinary Shares or BAT ADSs—Taxation of Dividends” and “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences Relating to the Acquisition, Ownership and Disposition of BAT Ordinary Shares or BAT ADSs—Taxation of Capital Gains” beginning on pages [●] and [●] of this proxy statement/prospectus respectively.

The dividend policy of BAT will be dependent on its financial condition.

BAT will only be able to pay dividends to BAT shareholders to the extent that it has sufficient distributable reserves and cash available for this purpose and BAT may decide to use all or part of such cash for another purpose, for example, to invest in and further develop its business. There is no guarantee that BAT will be able to make dividend payments in the future, or to sustain dividend payments at any particular level.

Any decision to declare and pay dividends in the future will be made at the discretion of the BAT board of directors and will depend on, among other things, applicable law, regulation, BAT’s financial position, working capital requirements, finance costs, general economic conditions and other factors the BAT board of directors deem significant from time to time. BAT’s ability to pay dividends will also depend on the level of distributions, if any, received from its operating subsidiaries. See “—Risks Relating to BAT Following the Merger.” To the extent that BAT or its operating subsidiaries experience an adverse effect on its results of operations, cash flows or financial condition, or such other relevant factor, the BAT board of directors may decide at its discretion to, decrease the amount of dividends, change or revoke the dividend policy or discontinue paying dividends entirely. In addition, if BAT does not pay, or reduces its historical dividend rate, the market price of BAT ordinary shares and BAT ADSs could decline.

Completion of the merger will result in BAT becoming subject to U.S. regulations which are different from the regulations to which BAT is currently subject. Current and future U.S. regulations could have an adverse effect on the results of operations, cash flows and financial position of BAT following the merger.

BAT’s main exposure to the U.S. market is currently limited to its ownership of shares of RAI common stock. Following the merger, as a result of the registration of the BAT ordinary shares with the SEC, BAT will be subject to U.S. securities laws and other U.S. laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, referred to as the FCPA, with respect to BAT’s worldwide activities and the Sarbanes-Oxley Act of 2002 as a foreign private issuer. These regulations are different from the regulations to which BAT is currently subject and therefore pose an increased compliance burden on BAT. While BAT continuously seeks to improve its systems of internal controls and to remedy any weaknesses identified, there can be no assurance that the policies and procedures will be followed at all times or effectively detect and prevent violations of applicable laws.

Following completion of the merger, the BAT Group’s exposure to the impact of a wide variety of U.S. federal, state and local laws would increase (by virtue of BAT’s beneficial ownership of 100% of RAI’s equity). Any such existing or future additional regulations will pose an increased compliance burden for the BAT Group and, particularly where supplemented by new regulations, this could lead to higher costs and greater complexity, and potential reputational damage, product recall, regulatory sanctions or fines in connection with inadvertent breach. The enactment of unduly onerous and restrictive regulation may also adversely affect BAT’s share price and could have a material adverse effect on the results of operations, cash flows and financial position of BAT. These regulations include limitations on the advertising, sale and/or use of tobacco products in the United States, which have proliferated in recent years. For example, some local laws prohibit the sale of certain tobacco products. Another example is that some local laws prohibit certain types of marketing practices, such as consumer coupons. In addition, there are many local laws that prohibit the consumption of cigarettes and other tobacco products in restaurants and other public places. Private businesses also have adopted policies that prohibit or restrict, or are intended to discourage, smoking and tobacco use. Among other things, these laws, regulations and policies could result in a decline in the overall sales volume of tobacco products in the United States, which could have an adverse effect on the results of operations, cash flows and financial position of BAT and its operating subsidiaries following the merger. The FDA also has broad authority over the manufacture, sale, marketing and packaging of tobacco products. Regulations issued by the FDA could, among other impacts, result in a decrease in cigarette and smokeless tobacco product sales in the United States and may increase the costs of operations in the United States of BAT following the merger. The FDA may also issue other regulations that, among other things, make it more difficult for BAT to grow its e-cigarette business in the United States or that limit the level of nicotine in cigarettes made, sold or marketed in the United States. In addition, as described above, the FDA may adopt regulations banning or severely restricting the use of menthol in tobacco products or the sale of menthol cigarettes. For more information on risks related to BAT’s increased exposure to FDA regulation following the completion of the merger, see Part 1, Item 1A of RAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as updated from time to time in subsequent filings with the SEC, and in other documents that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus for the location of information incorporated by reference in this proxy statement/prospectus.

As a result of the merger, BAT’s exposure to risks related to the U.S. cigarette market will increase, which could have an adverse effect on the results of operations, cash flows and financial position of BAT following completion of the merger.

BAT’s subsidiaries’ exposure, following the merger, to the U.S. cigarette market, and the commercial risks related thereto, will increase (by virtue of BAT’s ownership of 100% of RAI’s equity). After completion of the merger, BAT’s subsidiaries’ U.S. combustible cigarette brands will include, among others, NEWPORT, CAMEL, PALL MALL and NATURAL AMERICAN SPIRIT. BAT’s sales in the United States attributable to combustible cigarettes would have represented approximately 34% of BAT’s pro forma 2016 net sales, assuming the merger had occurred on January 1, 2016.

For example, BAT’s exposure to the decline of U.S. cigarette consumption will increase. Such consumption has declined for a variety of factors, including, for example, price increases, restrictions on advertising and promotions, smoking prevention campaigns, increases in regulation and excise taxes, health concerns, a decline in the social acceptability of smoking, increased pressure from anti-tobacco groups, and migration to smoke-free products. MSAi reported that, on a year-over-year basis, U.S. cigarette shipments declined 2.4% in 2016, 0.1% in 2015 and 3.2% in 2014. U.S. cigarette consumption is expected to continue to decline and any such decline could have an adverse effect on the results of operations, cash flows and financial position of BAT. BAT’s exposure to risks such as the risk of transition of adult tobacco consumers away from premium cigarette brands given RAI’s dependence on premium cigarette brands, the inability to keep up with competitor actions, and the inability to raise prices to compensate for declines in sales volumes and increases in excise taxes will also increase. For more information on risks related to BAT’s increased exposure to the U.S. cigarette market following the completion of the merger, see “—Risks Related to RAI” beginning on page [●] of this proxy statement/prospectus.

Holders of BAT ordinary shares and BAT ADSs in the United States may not be able to enforce civil liabilities against BAT or BAT’s directors and members of the BAT management board.

A majority of BAT’s directors and the BAT Group management board are not residents of the United States, and all or a substantial portion of BAT’s assets and the assets of such persons are located outside the United States. As a result, it may not be possible for holders of BAT ordinary shares or BAT ADSs to effect service of process within the United States upon BAT or BAT’s directors and members of the BAT management board or to enforce judgments obtained in U.S. courts against BAT or such persons either inside or outside of the United States, or to enforce in U.S. courts judgments obtained against BAT or such persons in courts in jurisdictions outside the United States, in any action predicated upon the civil liability provisions of the federal securities laws of the United States.

There is no certainty that civil liabilities predicated solely on the federal securities laws of the United States can be enforced in England, whether by original action or by seeking to enforce a judgment of U.S. courts. In addition, punitive damages awards in actions brought in the United States or elsewhere may be unenforceable in England. See “Service of Process and Enforceability of Civil Liabilities” beginning on page [●] of this proxy statement/prospectus.

Due to delays in notification to and by the depositary bank, the holders of the BAT ADSs may not be able to give voting instructions to the depositary bank or to withdraw the BAT ordinary shares underlying their ADSs to vote such shares in person or by proxy.

Despite BAT’s efforts, the depositary bank may not receive voting materials for BAT’s ordinary shares represented by BAT ADSs in time to ensure that holders of such ADSs can either instruct the depositary bank to vote the BAT ordinary shares underlying their ADSs or withdraw such shares to vote them in person or by proxy. In addition, the depositary bank’s liability to holders of BAT ADSs for failing to execute voting instructions, or for the manner in which voting instructions are executed, will be limited by the deposit agreement for the BAT ADSs. As a result, holders of BAT ADSs may not be able to exercise their rights to give voting instructions, or to vote in person or by proxy, and may not have any recourse against the depositary bank or BAT if the BAT ordinary shares underlying their BAT ADSs are not voted as they have requested or if the BAT ordinary shares underlying their BAT ADSs cannot be voted.

Holders of the BAT ADSs will have limited recourse if BAT or the depositary bank fails to meet its respective obligations under the deposit agreement for the BAT ADSs or if they wish to involve BAT or the depositary bank in a legal proceeding.

The deposit agreement for the BAT ADSs expressly limits the obligations and liability of BAT and the depositary bank. Neither BAT nor the depositary bank will be liable to the extent that they perform their respective obligations specifically set out in the deposit agreement or the applicable ADRs without negligence or bad faith.

In addition, neither BAT nor the depositary bank has any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any of BAT ordinary shares or BAT ADSs, which in its opinion may involve it in expense or liability, unless it is indemnified to its satisfaction. For further description of these and other risks relating to the BAT ADSs and BAT ordinary shares, see “Description of BAT Ordinary Shares” and “Description of BAT American Depositary Shares” beginning on pages [●] and [●], respectively, of this proxy statement/prospectus.

There may be less publicly available information concerning BAT than there is for issuers that are not foreign private issuers because, as a foreign private issuer, BAT will be exempt from a number of rules under the Exchange Act and be permitted to file less information with the SEC than issuers that are not foreign private issuers and BAT, as a foreign private issuer, will be permitted to follow home country practice in lieu of the listing requirements of the NYSE, subject to certain exceptions.

As a foreign private issuer under the Exchange Act, BAT will be exempt from certain rules under the Exchange Act, and will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, BAT will be exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. The members of the BAT Group management board, officers and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning BAT than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies. In addition, certain information may be provided by BAT in accordance with English law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. Further, as a foreign private issuer, under the NYSE rules BAT will be subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of the NYSE, including, for example, certain internal controls as well as board, committee and director independence requirements. BAT will be required to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards in its annual report on Form 20-F filed with the SEC or on its website. Accordingly, you may not have the same protections afforded to shareholders of companies that are required to comply with all of the NYSE corporate governance requirements.

Risk Factors Relating to the BAT Group and the Tobacco Industry

Competition from illicit sources may have an adverse effect on the BAT Group’s overall sales volume, restricting the ability to increase selling prices and damaging brand equity.

Illicit trade and tobacco trafficking in the form of counterfeit products, smuggled genuine products and locally manufactured products on which applicable taxes are evaded, represent a significant and growing threat to the legitimate tobacco industry. For example, it is estimated by Euromonitor International that the illicit market for cigarettes accounted for approximately 11% of total sales, excluding China in 2016. Factors such as increasing levels of taxation, price increases, lack of law enforcement, weak border control, regulatory restrictions such as plain packaging or graphic health warnings, display bans, taste or ingredient restrictions and economic downturn are encouraging more adult tobacco consumers to switch to illegal cheaper tobacco products and providing greater rewards for counterfeiters and smugglers. Illicit trade can have an adverse effect on the BAT Group’s overall sales volume and profits, restrict the ability to increase selling prices and damage brand equity, which in turn could lead to a competitive disadvantage. Illicit trade can also potentially damage the BAT Group’s reputation, undermine the BAT Group’s investment in trade marketing and distribution, negatively impact the BAT Group’s brand image and may lead to commoditization of its products. This could have an adverse effect on the BAT Group’s business, results of operations and financial conditions.

The BAT Group’s business faces increasing tobacco control and regulation which may have an impact on its overall sales volume and profit.

The advertising, sale and consumption of tobacco products have been, and continue to be, subject to increasingly stringent regulatory regimes. These restrictions have been introduced by both regulation and voluntary agreements and may impact the BAT Group’s ability to sell its existing products, maintain or build brand equity, communicate with adult tobacco consumers, apply strategic pricing decisions, launch future products and innovations, enter new markets, including through acquisitions, and compete within the legitimate tobacco industry; may impact adult tobacco consumers’ ability to differentiate products; may reduce adult tobacco consumer acceptability of new product specifications; and, in particular, may contribute to the growth of illicit tobacco products. This may have an adverse effect on the BAT Group’s business, results of operations and financial conditions.

Increased scope and severity of compliance regimes introduced by new regulation could lead to higher costs and greater complexity, and potential reputational damage, product recall, regulatory sanctions or fines in connection with inadvertent breach. The enactment of unduly onerous and restrictive regulation may adversely affect BAT’s share price.

Taking into account the significant number of regulations that may apply to the BAT Group’s businesses across the world, the BAT Group is and may in the future be subject to claims for breach of such regulations. Even when proven untrue, there are often financial costs and reputational impacts in defending against such claims, in particular, considering the speed and spread of any accusations through social media. See “Business of BAT—Regulation” beginning on page [●] of this proxy statement/prospectus.

Most regulation or potential regulatory initiatives can typically be categorized as follows:

•	Place: including regulations restricting smoking in private, public and work places (e.g., public place smoking bans);

•	Product: including regulations on the use of ingredients, product design and attributes (e.g., ceilings regarding tar, nicotine and carbon monoxide yields, as well as restrictions on flavors); product safety regulations (e.g., General Product Safety Directive (2001/95/EC), electrical safety regulations and reduced cigarette ignition propensity standards) and regulatory product disclosure requirements (e.g., in relation to ingredients and emissions);

•	Packaging and labeling: including regulations on health warnings and other government mandated messages (e.g., in respect of content, positioning, size and rotation); restrictions on the use of certain descriptors and brand names; requirements on pack shape, size, weight and color and mandatory plain packaging;

•	Sponsorship, promotion and advertising: including partial or total bans on tobacco advertising, marketing, promotions and sponsorship and restrictions on brand sharing and stretching (the latter refers to the creation of an association between a tobacco product and a non-tobacco product by the use of tobacco branding on the non-tobacco product);

•	Purchase: including regulations on the manner in which tobacco products are sold, such as type of outlet (e.g., supermarkets and vending machines) and how they are sold (e.g., above the counter versus beneath the counter); and

•	Price: including regulations which have implications on the prices which manufacturers can charge for their tobacco products (e.g., excise and minimum prices).

The BAT Group believes that further tobacco-control regulation is inevitable over the medium term in most of the BAT Group’s markets, and is driven by tobacco control activities undertaken by national governments and non-governmental organizations, as well as guidelines and protocols derived from the World Health Organization’s Framework Convention on Tobacco Control, referred to as the FCTC. The FCTC is an international public health treaty, ratified by 180 governments worldwide, that establishes a global program to promote the regulation of tobacco in an effort to reduce initiation and encourage cessation.

The FCTC has led to increased efforts by tobacco control advocates and public health organizations to reduce the supply of and demand for tobacco products, and to encourage governments to further regulate the tobacco industry. Many of the measures outlined in the FCTC have been or are being implemented by means of national legislation in many markets in which the BAT Group operates.

In recent years, some countries have moved beyond the recommendations of the FCTC. For example, the adoption of the Tobacco Plain Packaging Act 2011 in Australia has required the use of plain packaging in Australia since December 1, 2012. Also, the EU has adopted the revised Tobacco and Related Products Directive (Directive 2014/40/EU), referred to as TPD2. Among other things, this directive bans the sale of tobacco products with a characterizing flavor. Menthol flavored cigarettes are exempt from the ban until May 2020. TPD2 also purports to leave open to EU member states the possibility of further standardizing the packaging of tobacco products and to apply its provisions in different ways. For example, it provides, among other things, that the labeling, packaging and the tobacco product itself shall not include any element or feature that suggests that a particular tobacco product has vitalizing, energetic, healing, rejuvenating, natural, organic properties or has other health or lifestyle benefits. On February 1, 2017, the French Government applied its laws transposing these provisions into French national law to prohibit the sale of all variants of VOGUE cigarettes from February 2018, as well as the use of certain other tobacco brand and brand variant names.

More recently, significant debate has been generated regarding the appropriate regulation of next generation products. This includes debate over the nicotine liquids used in vapor products, and the classification of products and restrictions on advertising. A consensus framework for regulating and taxing such products has yet to emerge.

Significant and/or unexpected increases or structural changes in tobacco-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions. These changes may result in a decline in overall sales volume for the BAT Group’s products or may alter its sales mix.

Tobacco products are subject to high levels of taxation, including excise taxes, sales taxes, import duties and levies in most markets in which the BAT Group operates. In many of these markets, taxes are generally increasing but the rate of increase varies between markets and between different types of tobacco products. Increases in tobacco excise taxes may be caused by a number of factors, including fiscal pressures, health policy objectives and increased lobbying pressure from anti-tobacco advocates. Significant or unexpected increases in tobacco taxes, the introduction of laws establishing minimum retail selling prices, changes in relative tax rates for different tobacco products or adjustments to excise structures, may result in an increase in illicit trade, a decline in overall sales volume for the BAT Group’s products or an alteration in the sales mix in favor of value-for-money brands and may have an adverse effect on the BAT Group’s business, results of operations and financial conditions. Increases in tobacco-related taxes, the introduction of new tobacco-related taxes or changes to excise structures can limit the BAT Group’s ability to increase the prices on tobacco products or could necessitate absorption of tax increases. Additionally, tax increases can also lead to portfolio erosion, reduction of legal industry sales volumes and growth in illicit trade.

The BAT Group faces significant tobacco-related and other litigation that could substantially reduce profitability and could severely impair liquidity.

There are a number of legal and regulatory actions, proceedings and claims against the BAT Group related to tobacco products pending in a number of jurisdictions, including the United States and Canada. These proceedings comprise claims for personal injury (both individual claims and class actions) and claims for economic loss arising from the treatment of smoking and health-related diseases (such as medical recoupment claims brought by local governments). There are also ongoing proceedings that are not directly related to tobacco products, including environmental pollution claims. These various proceedings could give rise to material liability.

Tobacco-related litigation

Tobacco-related litigation falls into three broad categories: medical reimbursement cases; class actions and individual cases.

In the United States, B&W is a defendant in a number of product liability cases. The total number of U.S. tobacco product liability cases pending as of December 31, 2016 involving B&W was approximately 4,925

(compared to approximately 5,237 as of December 31, 2015). Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant, possibly totaling billions of U.S. dollars.

Although the BAT Group currently has the benefit of an indemnity from RJR Tobacco Company, a subsidiary of RAI, with respect to all of the 4,925 cases involving B&W, following completion of the merger this indemnity would be between members of the BAT Group, and as such the BAT Group would not benefit from an indemnification by an external party.

As of December 31, 2016, active product liability claims against the BAT Group companies existed in 13 markets outside the United States. The only markets with more than five claims were Argentina, Brazil, Canada, Chile, Italy and Nigeria. In Canada, following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases have been brought and are proceeding in ten provinces. Legislation in two of the three territories has received the Royal Assent but is not yet in force. As of December 31, 2016, medical reimbursement actions had been brought in Angola, Argentina, Brazil, Canada, Nigeria and South Korea and class actions had been brought in Brazil, Italy, Venezuela and Canada, with 11 class actions in Canada spread over seven provinces.

Non-tobacco-related litigation

There are also a number of non-tobacco-related legal and regulatory proceedings against the BAT Group. For example, one of the BAT’s subsidiaries has certain liabilities in respect of indemnities given on the purchase and disposal of former businesses in the United States, which has resulted in the BAT Group subsidiary entering into an arrangement with certain parties to fund a portion of the ongoing costs of the clean-up of environmental contamination in the Fox River. The sums the BAT Group subsidiary has agreed to pay under the Funding Agreement are subject to ongoing adjustment, as clean-up costs can only be estimated in advance of the work being carried out and as certain sums payable are the subject of ongoing U.S. litigation. In 2016, the BAT subsidiary paid £6 million in respect of clean-up costs and is potentially liable for a further £159 million in future clean-up costs. Such BAT subsidiary may also be liable under the indemnities in respect of claims in relation to the environmental clean-up of the Kalamazoo River. The amount of the clean-up costs for the Kalamazoo River is presently unclear, but could run into hundreds of millions of dollars. Non-tobacco-related litigation, including for natural resource damages which costs cannot be estimated at this time, could impose substantial monetary obligations on the BAT Group and could have an adverse effect on the results of operations, cash flows and financial position of the BAT Group.

General litigation conclusion

The BAT Group’s consolidated results of operations, cash flows and financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome of certain pending or future litigation, including through exposure to substantial liabilities as a result of such outcomes. This, in turn, could materially increase costs, including costs associated with bringing proceedings and defending such claims, which includes exposure to adverse costs orders. Any negative publicity resulting from these claims may adversely affect the BAT Group’s reputation.

See “Business of BAT—Regulation,” “Business of BAT—Legal Proceedings” and note 28 to the BAT Group’s consolidated financial statements beginning on pages [●], [●] and FIN-[●], respectively, of this proxy statement/prospectus.

The BAT Group is exposed to economic, regulatory and political factors inherent in its global operations.

The BAT Group operates in over 200 markets. The BAT Group’s results of operations and financial condition are influenced by the economic, regulatory and political situations in the markets and regions in which the BAT Group has operations, which are often unpredictable and outside of its control. In particular, currently a substantial majority of the BAT Group’s profit from operations is based on its operations in 15 markets. The BAT Group’s reported profits may be adversely affected by a significant downturn in one or more of these larger markets.

Economic, regulatory and political factors affecting the BAT Group include the prevailing economic climate, governmental austerity measures, levels of employment, inflation, governmental action to increase minimum wages, employment costs, interest rates, raw material costs and consumer confidence. Any change to such factors in any of the markets in which the BAT Group operates could affect consumer behavior and have an impact on its revenue, margins and cash flow.

Additionally, some markets in which the BAT Group operates face the threat of increasing civil unrest and can be subject to frequent changes in regime. In others, terrorism, conflict, the threat of war or criminal activity, or economic policy changes, such as state nationalization of assets and withdrawal from international or bilateral trade agreements, may have a significant impact on the business environment. National and international sanction regimes may also affect jurisdictions where the BAT Group operates or third parties with whom the BAT Group may have commercial relationships and could lead to supply and payment chain disruptions. In addition, some markets maintain trade barriers or adopt policies that favor domestic producers, preventing or restricting the BAT Group’s sales.

Certain of these risks may disrupt the BAT Group’s supply chain, manufacturing capabilities or distribution capabilities, resulting in the loss of personnel, property or equipment that are critical to its business in certain markets and difficulty in staffing and managing its operations, which could in turn reduce the BAT Group’s volumes, revenues and net earnings. The BAT Group may also face increased costs due to the need for more complex supply chain arrangements and to build new facilities or to maintain inefficient facilities as a result of these risks.

The BAT Group’s inability to obtain price increases may adversely affect its sales and growth.

Annual manufacturers’ price increases are among the key drivers in increasing market profitability. However, the BAT Group may not be able to obtain such price increases as a result of increased regulation, which may reduce its ability to build brand equity and enhance its value proposition to its adult tobacco consumers; stretched consumer affordability arising from deteriorating economic conditions and rising prices; sharp increases or changes in excise structures; and competitor pricing activities. As a result, the BAT Group may be unable to achieve its strategic growth metrics, have fewer funds to invest in growth opportunities, and be faced with quicker reductions in sales volumes than anticipated due to accelerated market decline. In addition, down-trading and illicit trade may increase. These in turn may impact the BAT Group’s business, results of operations and financial conditions.

The BAT Group’s business may be significantly impacted by constantly changing tax rates from around the world as well as unfavorable rulings in relation to tax disputes.

The BAT Group operates in over 200 markets and pays tax in accordance with the tax legislation of those markets. Tax laws and tax rates around the world frequently change on a prospective or retroactive basis and these changes may have a significant impact on the taxes the BAT Group must pay and may impact its net profits, which could be material.

Further, taking into account the frequent changes to tax regulations, it is possible that the BAT Group may be subject to claims for breach of such regulations, including for late or incorrect filings or for misinterpretation of rules. The BAT Group is party to tax disputes in a number of jurisdictions, including Brazil, South Africa, the Netherlands and Bangladesh. For example, in Brazil, the tax authority is seeking to reassess the profits of overseas subsidiaries to corporate income tax and social contribution tax. The reassessments are for the years

2004 until and including 2012 for a total amount of BRL1, 386 million (£345 million) to cover tax, interest and penalties. In South Africa, debt financing is being challenged across the periods from 2006 to 2010 for a total amount of ZAR1.92 billion (£112 million) covering both tax and interest. In the Netherlands, the Dutch tax authority has issued assessments for the years 2008, 2009, 2011 and 2012 in the sum of €202 million (£172 million) to cover tax, interest and penalties. The assessments relate to a number of intra-group transactions. In Bangladesh, the tax authority issued a retrospective notice of imposition and realization of VAT and supplementary duty on low price category brands from the National Board of Revenue for approximately £186 million.

The BAT Group may face significant financial penalties, including the payment of fines and interest in the event of an unfavorable ruling by a tax authority in a disputed area. The impact could affect the BAT Group’s profit and dividend and cause a disruption and loss of focus on the business due to the diversion of management time. See note 28 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.

The BAT Group’s business is vulnerable to the effects of a tough trading environment and declining consumption of legitimate tobacco products.

The BAT Group competes primarily on the basis of product quality, brand recognition, brand loyalty, taste, innovation, packaging, service, marketing, advertising and price. The BAT Group is subject to highly competitive conditions in all aspects of its business. The competitive environment and the BAT Group’s competitive position can be significantly influenced by the prevailing economic climate, consumers’ disposable income, regulation, competitors’ introduction of lower-price products or innovative products, higher tobacco product taxes, higher absolute prices, governmental action to increase minimum wages, employment costs, interest rates and increase in raw material costs.

In tough competitive environments, where the price burden on adult tobacco consumers is high, the BAT Group’s ability to raise prices could be limited. In addition, the BAT Group may be vulnerable to market size reduction, customer down-trading (including to fine cut), illicit trade and competitors aggressively taking market share through price repositioning or price wars, which generally has the impact of reducing the overall profit pool of the market and therefore the BAT Group’s profits, as well as lead to a decline in the sales volumes of the BAT Group, erosion of its portfolio mix and reduction of funds available to it for investment in growth opportunities.

The BAT Group’s business is further impacted by the continued decline in consumption of tax-paid cigarettes in many of the BAT Group’s key markets. Consumption of cigarettes by volume declined industry-wide by 3% in 2016, based on the BAT Group’s internal estimates. This decline is due to multiple factors, including the increase in excise taxes and changes in the regulatory environment leading to continued above-inflation price rises, the continuing difficult economic environment in many countries impacting consumers’ disposable incomes, and the increase in the trade of illicit tobacco products. Any future substantial decline in the demand for legitimate tobacco products could have an adverse effect on the BAT Group’s business, results of operations and financial conditions.

The BAT Group is exposed to foreign exchange rate risk.

The BAT Group is exposed to changes in currency rates on the translation of the net assets of overseas subsidiaries into BAT’s reporting currency, the pound sterling. The BAT Group is also exposed to currency changes from the translation of profits earned in overseas subsidiaries; these exposures are not normally hedged. Exposures also arise from the foreign currency denominated trading transactions undertaken by subsidiaries and dividend flows. These exposures are continuously monitored and where not offset by opposing flows, are hedged according to internal policies. However, hedging of certain currencies might not be possible due to exchange controls or limited currency availability. Volatility and/or increased costs in the BAT Group’s business due to transactional foreign exchange rate exposures may adversely affect its financial performance. Significant fluctuations in foreign currency exchange rates could have an adverse impact on the BAT Group’s results of operations and financial conditions.

During periods of exchange rate volatility, the impact on the BAT Group’s results can be significant. Fluctuations in the foreign exchange rate of key currencies against the pound sterling may result in volatility in the BAT Group’s reported earnings per share, cash flow and balance sheet. Furthermore, the dividend paid by the BAT Group may be impacted if the payout ratio is not adjusted. Differences in translation between earnings and net debt may also affect key ratios used by credit rating agencies.

The BAT Group may be required to incur significant costs to address breaches of or liabilities arising under, health and safety and environmental laws of the jurisdictions in which it operates.

If the BAT Group fails to maintain adequate safety standards or to comply with the health and safety laws and regulations to which it is subject, this could result in serious injury, ill health, disability or loss of life to employees, which could in turn lead to fines, penalties and criminal or civil legal liability. This could have a negative impact on the BAT Group’s reputation and also result in high staff turnover or difficulties in recruitment if the BAT Group is perceived to have a poor health and safety record. It could further adversely affect its operations and financial condition and the value of its assets.

From time to time, the BAT Group, or third party suppliers to the BAT Group, have accidents in the workplace which, on occasion, can result in the fatality of an employee, a contractor working on the BAT Group’s behalf or a member of the public.

Failure to minimize the impact on the natural environment and the local communities in which the BAT Group conducts its business activities or failure to comply with environmental laws and regulations and operational standards to which the BAT Group is subject could result in an adverse impact on the natural environment where the BAT Group operates and could cause business disruption, reputational damage, consequential losses, the obligation to install or upgrade costly pollution control equipment, potentially significant remedial costs and damages, fines, or civil or criminal legal liability. See “Business of BAT—Environmental Matters” beginning on page [●] of this proxy statement/prospectus.

The BAT Group is exposed to funding and liquidity, interest rate and counterparty risks.

Funding and liquidity risks expose the BAT Group to shortages of cash and cash equivalents needed in its operations and for refinancing its existing debt. The BAT Group cannot be certain that it will have access to bank finance or to the debt and equity capital markets at all times. Some markets in which the BAT Group operates are subject to currency controls and other limitations on currency convertibility which can affect the ability to pay for imports as well as impede dividend remittances and similar payments, and access to cash balances. Failure to access funding and foreign exchange may have an adverse effect on the BAT Group’s funding and liquidity position, the BAT Group’s credit rating or its ability to finance strategic opportunities, which would in turn result in increased funding costs for the BAT Group or require the BAT Group to issue equity or seek new sources of capital. The BAT Group may also suffer reputational damage due to its perceived failure to manage the financial risk profile of the business, which may result in an erosion of shareholder value reflected in an underperforming share price.

The BAT Group is subject to restrictive covenants under some of its credit facilities. These covenants could affect the way in which the BAT Group conducts its business, and failure to comply with these covenants could lead to an acceleration of its debt, which may have an adverse impact on its business, results of operations and financial conditions.

The BAT Group maintains both floating and fixed rate debt. Where appropriate, it uses derivatives, primarily interest rate swaps, to vary the fixed to floating mix. Changes in currency values and interest rates could have an adverse impact on the BAT Group’s financial condition or operations.

Cash deposits and other financial instruments give rise to credit risk on the amounts due from counterparties. The failure of any counterparty to meet the BAT Group’s payment obligations or performance undertakings to it or the deterioration in the financial condition of one or more of its counterparties could have an adverse effect on its financial condition or operations. In addition, the failure of a transactional banking counterparty could cause disruption to the BAT Group’s operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BAT—Quantitative and Qualitative Disclosures About Market Risk” beginning on page [●] of this proxy statement/prospectus.

The BAT Group may be unsuccessful in launching innovative products that offer adult tobacco consumers meaningful value-added differentiation.

The BAT Group focuses its research and development activities on both creating new products and processes and maintaining and improving the quality of its existing products. In a competitive market, the BAT Group believes that innovation is key to growth. The BAT Group considers that one of its key challenges in the medium and long-term is to provide adult tobacco consumers with high-quality products that take into account their changing preferences and expectations, while complying with evolving regulation. The inability to develop and roll-out innovations or consumer relevant products, including any failure to predict changes in adult tobacco consumer and societal behavior and expectations and fill gaps in the product portfolio, as well as the risk of poor product quality or the BAT Group’s inability to timely develop and bring products to market could lead to missed opportunities, under or over-supply, loss of competitive advantage, unrecoverable costs and/or the erosion of its consumer base. The BAT Group’s potential failure to predict changes in consumer behavior, to install sufficient manufacturing capacity to meet such new or increased demand or to take appropriate pricing decisions, could have an adverse effect on the BAT Group’s operations and results. Moreover, additional product regulation could further reduce the ability to launch or use innovations, as well as differentiate tobacco products as a result of increased restrictions, such as on ingredients and design. In addition, restrictions on packaging and labeling, as well as restrictions on promotion and advertising, could impact the BAT Group’s ability to communicate permitted innovations and product differences to adult tobacco consumers, leading to unsuccessful product launches. The occurrence of any of the above described risks could have an adverse effect on the BAT Group’s business, financial condition and results of operations.

The BAT Group may be unsuccessful in its attempts to develop and commercialize consumer-appealing next generation products.

The BAT Group devotes considerable resources to the research and development of a next generation of nicotine and non-combustible tobacco products, some of which may have the potential to reduce the risks of tobacco-related disease. Given the challenges of achieving adult tobacco consumer, regulatory and scientific acceptance of these products, there is a risk that these investments may incur significant costs without achieving financial success. If the BAT Group does not succeed, but the BAT Group’s competitors do, the BAT Group may be at a competitive disadvantage. Furthermore, the regulatory environment impacting non-combustible products, vapor products and other non-tobacco nicotine products, including classification of products for regulatory and excise purposes, is still developing and it cannot be predicted whether regulations will permit the marketing of such next generation products. Categorization as medicines, for example, and restrictions on advertising could stifle innovation, increase complexity and cost and significantly undermine the commercial viability of these products. Alternatively, categorization of next generation products as tobacco products could result in the application of onerous regulation, which could also stifle uptake. The BAT Group’s ability to generate future sales is dependent on a number of factors, many of which are beyond its control, including the pricing of competing products, overall demand for its products, changes in adult tobacco consumer preferences, market competition and government regulation. The occurrence of any of the above described risks could have an adverse effect on the BAT Group’s business, financial condition and results of operations.

Failure to uphold high standards of corporate behavior could subject the BAT Group to potential liability under sanctions, anti-corruption and other laws and regulations.

The BAT Group expects its employees to uphold a high standard of corporate behavior and is subject to various anti-corruption laws and regulations (referred to as Anti-Corruptions Laws) that generally prohibit its employees, vendors and agents from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. In addition, national and international sanction regimes may affect jurisdictions where the BAT Group operates or third parties with whom it may have commercial relationships, which could lead to supply chain or payment chain disruption and forced market exits. Failure of the BAT Group to comply with Anti-Corruption Laws or sanctions could result in significant fines and penalties, criminal sanctions against the BAT Group and its officers and employees, prohibitions on the conduct of the BAT Group’s business, and damage to the BAT Group’s reputation.

Taking into account the significant number of regulations, including sanctions that may apply to the BAT Group’s businesses across the world, the BAT Group may be subject to claims for breach of such regulations or for failure to uphold standards of corporate behavior from time to time. Even when proven untrue, there are often financial costs and reputational impacts in defending against such claims, in particular, considering the speed and spread of any accusations through social media.

As reported last year, towards the end of 2015 a number of allegations were made regarding historic misconduct in Africa. The BAT Group is investigating, through external legal advisers, allegations of misconduct and is liaising with the UK Serious Fraud Office and other relevant authorities. The BAT board of directors also created a sub-committee of the BAT board of directors to specifically monitor matters, having regard to the need to ensure active oversight of, and support for, the investigation between BAT board of director meetings. In 2016, the BAT Group began a project, which has continued into 2017, to review and further strengthen all aspects of the BAT Group’s global compliance procedures. Any actions taken by government authorities or findings of courts in relation to these matters may result in the adverse consequences identified above for the BAT Group, including following completion of the merger.

Reliance on information technology means that a significant disruption, malicious manipulation or cyber-attack could affect the BAT Group’s communications and operations.

The BAT Group increasingly relies on information technology systems for its internal communications, controls, reporting and relations with customers and suppliers. Some of these information systems are managed by third-party service providers. A significant disruption due to computer viruses, cyber threats, malicious intrusions, unintended or malicious behavior by employees, contractors or service providers, the lack of infrastructure or application resilience, slow or insufficient disaster recovery service levels or the installation of new systems could affect the BAT Group’s communications and operations. Any data, including confidential, personal or other sensitive information stored or transported by IT systems, could be corrupted, lost or disclosed, causing reputational, competitive or operational damage, fraudulent abuse, malicious manipulation or legal liability and result in significant remediation and other costs to the BAT Group. Restoring or recreating such information could be costly, difficult or even impossible. Further, the General Data Protection Regulation (Regulation (EU) 2016/679), coming into effect in Europe in May 2018, will create a range of new compliance obligations, and increase financial penalties for noncompliance significantly.

Loss of key personnel or inability to attract the best global talent could have a negative impact on the BAT Group’s operations.

The BAT Group relies on a number of highly experienced employees with detailed knowledge of tobacco and other business-related issues. Unanticipated losses of key employees or the inability to identify, attract, develop and retain qualified personnel in the future could adversely affect the BAT Group’s business operations.

In addition, the tobacco industry competes for talent with consumer products and other companies that enjoy greater societal acceptance than a cigarette company. As a result, the BAT Group may be unable to attract and retain the best global talent.

Failure to successfully design, implement and sustain an integrated operating model or to deliver costs savings may reduce profitability.

The BAT Group aims to improve profitability and productivity through supply chain improvements and the implementation of an integrated operating model, including standardization of processes and shared back-office services. The failure to successfully design, implement and sustain the integrated operating model and organizational structure could lead to the failure to realize anticipated benefits, increased costs, disruption to operations, decreased trading performance and reduced market share, which in turn could further reduce profitability and funds available for investment in long-term growth opportunities.

The BAT Group may be unable to achieve growth through successful mergers, acquisitions and joint ventures.

The BAT Group’s growth strategy includes a combination of organic growth as well as mergers, acquisitions and joint ventures. The BAT Group may be unable to acquire attractive businesses on favorable terms and may inappropriately value or otherwise fail to capitalize on growth opportunities. The BAT Group may not be able to deliver strategic objectives and revenue improvements from business combinations, successfully integrate the businesses that it acquires or establishes or obtain the appropriate regulatory approvals for such business combinations. Risks from integration of businesses also include the risk that the integration may divert the BAT Group’s focus and resources from its other strategic goals. Any of the foregoing risks could result in increased costs, decreased revenues or a loss of opportunities and have a material adverse effect on the BAT Group’s business, results of operations and financial conditions.

In addition, the BAT Group may become liable for claims arising in respect of conduct prior to the merger or acquisition of the businesses in the event that it is deemed to be a successor to the liabilities of the acquired company. An adverse judgment against the BAT Group may adversely affect its business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BAT—Key Factors Affecting Results of Operations—Business Combinations and Acquisitions” beginning on page [●] of this proxy statement/prospectus.

The BAT Group may be adversely affected by its leading market position in certain markets.

According to the BAT Group’s internal estimates, the BAT Group is a market leader in more than 55 countries by volume and is one of a small number of tobacco companies in certain other markets in which it operates. As a result, the BAT Group may be subject to investigation for alleged abuse of its position in markets in which it has significant market share or for alleged collusion with other market participants, which could result in adverse regulatory action by the authorities, including monetary fines and negative publicity.

Contamination of the BAT Group’s products could adversely impact sales volume, market share and profitability.

The BAT Group’s market position may be affected through the contamination of its products, either by accident or deliberate malicious intent during the supply chain or manufacturing process or may otherwise fail to comply with the BAT Group’s quality standards. In these instances, significant costs may be incurred in recalling products from the market or temporarily ceasing production. In addition, adult tobacco consumers may lose confidence in the specific brand affected by the contamination, resulting in a loss of sales volume which may take a long time to recover or may not fully recover, or the BAT Group could be subject to legal action. During this time, the BAT Group’s competitors may substantially increase their market share, which would be difficult and costly to regain. Contamination of the BAT Group’s products may have an adverse effect on the BAT Group’s business, results of operations or financial condition.

The BAT Group may be adversely affected by the performance of its associates.

Although the BAT Group owns an approximate 30% interest in ITC, the BAT Group’s associate company in India, it does not have control over ITC. The BAT Group’s ownership interest in ITC means the BAT Group may be affected by its businesses and respective financial performances, as it is subject to tobacco-related industry and business risk factors similar to those the BAT Group faces. Any issue with the business and respective financial performance of ITC may have an adverse impact on the business, financial condition and results of operations of the BAT Group. RAI, while currently an associate of the BAT Group, will be an indirect, wholly owned subsidiary of BAT upon the completion of the merger. For risk factors relating to RAI see “—Risk Factors Relating to RAI” beginning on page [●] of this proxy statement/prospectus.

The BAT Group’s licenses to use certain brands and trademarks may be terminated or not renewed.

Some of the brands and trademarks under which the BAT Group’s products are sold are licensed to it for a fixed period of time in respect of specified markets, such as the right to use the CAMEL, WINSTON and SALEM brands and trademarks in various markets in Latin America. In the event that the license to use any of such brands and trademarks is terminated or is not renewed after the end of the term of the relevant license, the BAT Group will no longer have the right to use, and to sell products under, such brand(s) and trademark(s) in the relevant markets and this could have an adverse effect on its business, results of operations and financial condition. See “Business of BAT—Intellectual Property” beginning on page [●] of this proxy statement/prospectus.

The BAT Group is exposed to intellectual property rights infringements as a result of limitations in judicial protection and/or inadequate enforceability.

The BAT Group relies on trademarks, patents, registered designs, copyrights and trade secrets. The brand names under which the BAT Group’s products are sold are key assets of its business. Investments over a period of time have led to many of its brands having significant brand equity and a global appeal to adult tobacco consumers, essential to delivering sustainable profit growth into the future. The protection and maintenance of the reputation of these brands is important to the BAT Group’s success. In some of the markets in which the BAT Group operates, the risk of intellectual property rights infringement remains high as a result of limitations in judicial protection and/or inadequate enforceability. Any substantial erosion in the value of the BAT Group’s brands could have a material adverse effect on its business, results of operations and financial condition. The BAT Group’s strategy or its execution may not maintain the value in any of its product brands. In addition, as third party rights are not always identifiable, it is possible that the BAT Group may be subject to claims for infringement of third party intellectual property rights, which could result in interim injunctions, product recall and payment of damages. Failure to obtain or maintain adequate protection of intellectual property rights for any reason may adversely affect the BAT Group’s business, results of operation and financial conditions. See “Business of BAT—Intellectual Property” beginning on page [●] of this proxy statement/prospectus for further details.

The BAT Group is exposed to availability and price volatility in tobacco leaf and other raw materials.

Raw materials and other inputs, such as leaf, wood pulp and energy, used in the BAT Group’s businesses are commodities that are subject to price volatility caused by numerous factors, including weather conditions, growing conditions, climate change, local planting decisions, political influence, market fluctuations and changes in agricultural regulations. The BAT Group purchases more than 400,000 tons of tobacco leaf each year. Its results of operations will, therefore, be exposed to fluctuations in the availability and price of tobacco leaf and other commodities required in the manufacture of cigarettes.

Tobacco production in certain countries is also subject to a variety of controls, including regulation affecting farming and production control programs, as well as competition for land use from other agriculture products. The BAT Group’s access to raw materials may be adversely affected by a significant event occurring in one or more major leaf growing areas. Climate instability and diseases causing crop failure may have a negative impact on the BAT Group’s business, which may include decreased quantity and/or quality of leaf, increased prices, reallocation of growing areas and factories or supply-chain disruptions. Commodity price, quality and quantity changes beyond the BAT Group’s control could affect its profitability and business. Such changes may result in unexpected increases in raw materials and packaging costs for the BAT Group’s products. The BAT Group may not be able to increase its prices to offset these increased costs without suffering reduced sales volume and income, or be able to meet increased adult tobacco consumer demand for certain types of tobacco.

The BAT Group has operations in geographic areas where full insurance coverage against damage resulting from natural disasters may not be obtainable or coverage may be subject to other limitations. The BAT Group may be unable to recover any damages covered by its insurance or obtain certain types of insurance in the future.

The BAT Group may lose market share and profit due to the loss of production capacity or key suppliers, distribution interruption, commodity risk or problems with labor relations.

There are some product categories for which the BAT Group does not have spare production capacity or where substitution between different production plants is very difficult. The BAT Group may lose market share and profit in the event of loss of or insufficient production capacity needed to supply its products or meet increased demand. The BAT Group has an increasingly global approach to managing its supply chain. Severe disruption to any aspect of the BAT Group’s supply chain or suppliers’ operations or deterioration in the financial condition of a trading partner could have an adverse impact on the BAT Group’s ability to produce and deliver products meeting customer demands. A continuing industry consolidation among distributors and suppliers could lead to reduced efficiency, higher costs and concentrated risk of supply chain interruptions, contract disputes and systems and logistics failures. In certain markets, distribution of the BAT Group’s products is through third party monopoly channels, and is often licensed by governments. The BAT Group may be unable to renew these third party supplier and distribution agreements on satisfactory terms for numerous reasons, including government regulations. Loss of distribution may adversely affect the BAT Group’s sales volume, market share and profits.

Additionally, there can be no assurance that any deterioration in labor or union relations, or any disputes or work stoppages or other labor related developments (including problems experienced during any consultation procedures or programs or the introduction of new labor regulations in countries where the BAT Group operates), will not increase the costs and upset the BAT Group’s ability to supply products, which would adversely affect the BAT Group’s business, financial condition and results of operations. This is particularly relevant in jurisdictions where the BAT Group’s manufacturing facilities are more concentrated, such as in the United States upon the completion of the merger.

The BAT Group has net liabilities under BAT’s retirement benefit schemes which may increase in the future due to a number of factors.

The BAT Group operates approximately 170 retirement benefit arrangements worldwide. These arrangements have been developed in accordance with local practices in the markets concerned. The majority of the BAT Group’s scheme members belong to defined benefit schemes, most of which are funded externally, although the BAT Group operates an increasing number of defined contribution schemes. The contributions to the BAT Group’s defined benefit schemes and their valuations are determined in accordance with the advice of independent, professionally qualified actuaries. The present total value of funded scheme liabilities as at December 31, 2016 was £7.2 billion (2015: £6.0 billion), while unfunded scheme liabilities amounted to £476 million (2015: £364 million). The schemes’ assets increased from £6.1 billion in 2015 to £7.3 billion in 2016. After excluding unrecognized scheme surpluses of £18 million (2015: £11 million), the overall net liability for all pension and healthcare schemes in BAT Group subsidiaries amounted to £371 million at the end of 2016, compared to £245 million at the end of 2015. Changes in asset returns, salary increases, inflation, long-term interest rates, life expectancies, population trends and other actuarial assumptions could have an adverse impact on the BAT Group’s financial condition and operations, hence adversely affect its credit rating and ability to raise funds. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BAT—Critical Accounting Estimates” beginning on page [●] of this proxy statement/prospectus.

The BAT Group’s business may be negatively affected by the eurozone debt crisis.

The BAT Group’s businesses and performance are influenced by local and global economic conditions and perceptions of those conditions and future economic prospects. In recent years, the global markets and economic conditions have been negatively impacted by market perceptions regarding the ability of certain EU member states to service their sovereign debt obligations, together with the risk of contagion to other, more stable, countries. The large sovereign debts and/or fiscal deficits of a number of European countries have raised concerns regarding the financial condition of financial institutions, insurers and other corporations (1) located in these countries; (2) that have direct or indirect exposure to these countries; and/or (3) whose banks, counterparties, custodians, customers, service providers, sources of funding and/or suppliers have direct or indirect exposure to these countries.

The default, or a significant decline in the credit rating, of one or more sovereigns or financial institutions, as well as the breakup of or exit from the EU and/or eurozone, could cause severe stress in the financial system generally and on the euro and other European currencies, could disrupt the banking system generally and adversely affect the markets in which the BAT Group operates and the businesses and economic condition and prospects of the BAT Group’s counterparties, customers, suppliers or creditors, directly or indirectly, in ways which are difficult to predict. In addition, these risks, alone or in combination with regulatory changes, including devaluation of local currencies and increased inflation, or actions of market participants, may increase the BAT Group’s exposure to foreign exchange rate risks and cause a loss of competitiveness from increased production cost and lower revenue, increased customer down-trading, significant write-downs of stock and a growth in illicit trade, which may adversely impact the BAT Group’s business, results of operations and financial conditions.

Risks Relating to RAI

You should read and consider risk factors specific to RAI’s business that will also affect the BAT Group after the completion of the merger. These risks are described in Part 1, Item 1A of RAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as updated from time to time in subsequent filings with the SEC, and in other documents that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus for the location of information incorporated by reference in this proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BAT

The following table presents selected historical consolidated financial data of BAT prepared in accordance with IFRS. The BAT Group’s consolidated financial statements are included in this proxy statement/prospectus beginning on page FIN-[●]. The BAT unaudited consolidated financial information as of December 31, 2014 and as of and for the fiscal years ended December 31, 2013 and 2012 have been derived from BAT’s accounting records. See “About this Proxy Statement/Prospectus—Presentation of Financial Information” beginning on page [●] of this proxy statement/prospectus.

The information set forth below is only a summary and is not necessarily indicative of the results of BAT or the combined company following completion of the merger, and you should read the following information together with the BAT Group’s consolidated financial statements and accompanying notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BAT” beginning on page [●] of this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus.

	As of and for the year ended December 31,(1)
	(£ millions, except number of shares and per share information)
	2016	2015	2014	2013	2012
Income statement data:
Revenue(2)	14,751	13,104	13,971	15,260	15,190
Raw materials and consumables used	(3,777)	(3,217)	(3,088)	(3,348)	(3,445)
Changes in inventories of finished goods and work in progress	44	184	58	105	133
Employee benefit costs	(2,274)	(2,039)	(2,194)	(2,384)	(2,426)
Depreciation, amortization and impairment costs	(607)	(428)	(523)	(477)	(475)
Other operating income	176	225	178	302	245
Other operating expenses	(3,658)	(3,272)	(3,856)	(3,932)	(3,850)
Profit from operations	4,655	4,557	4,546	5,526	5,372
Net finance (costs)/income	(637)	62	(417)	(466)	(456)
Share of post-tax results of associates and joint ventures	2,227	1,236	719	739	676
Profit before taxation	6,245	5,855	4,848	5,799	5,592
Taxation on ordinary activities	(1,406)	(1,333)	(1,455)	(1,600)	(1,516)
Profit for the year	4,839	4,522	3,393	4,199	4,076
Per share data:
Basic weighted average number of ordinary shares, in millions	1,858	1,858	1,864	1,901	1,939
Diluted weighted average number of ordinary shares, in millions	1,865	1,863	1,870	1,908	1,949
Earnings per share-basic (pence)	250.2p	230.9p	167.1p	205.4p	195.8p
Earnings per share-diluted (pence)	249.2p	230.3p	166.6p	204.6p	194.8p
Dividends per share (pence)(3)	169.4p	154.0p	148.1p	142.4p	134.9p
Dividends per share (U.S. dollars)(3)	$2.30	$2.35	$2.44	$2.23	$2.14
Balance sheet data:
Assets:
Non-current assets	27,414	21,701	17,035	17,363	18,141
Current assets	12,359	9,814	9,132	9,518	9,186
Total assets	39,773	31,515	26,167	26,881	27,327
Liabilities:
Non-current liabilities	19,511	17,477	11,584	11,510	11,406
Current liabilities	11,856	9,006	8,769	8,436	8,142
Total borrowings	19,495	17,001	12,258	11,696	10,719
Equity:
Share capital	507	507	507	507	507
Total equity	8,406	5,032	5,814	6,935	7,779

	As of and for the year ended December 31,(1)
	(£ millions, except number of shares and per share information)
	2016	2015	2014	2013	2012
Cash flow data:
Net cash generated from operating activities	4,610	4,720	3,716	4,436	4,427
Net cash used in investing activities	(640)	(3,991)	(470)	(335)	(400)
Net cash used in financing activities	(4,229)	(219)	(3,467)	(3,967)	(3,954)

(1)	All of the information above is in respect of continuing operations. The historical financial data for 2014, 2013 and 2012 is unaudited.
(2)	Revenue is net of duty, excise and other taxes of £32,136 million, £27,896 million, £28,535 million, £30,925 million and £30,682 million for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively.
(3)	Dividends per share includes, for each year presented, the interim dividend, which is paid during the year, and the final dividend in respect of the year, which is declared and paid subsequent to year end. The BAT Group management board has recommended to BAT shareholders a final dividend of 118.1 pence per share for the year ended December 31, 2016. This dividend is subject to approval by BAT shareholders at the BAT annual general meeting. If approved, the dividend will be paid to BAT shareholders on May 4, 2017. The total estimated dividend to be paid is £2,194 million, which takes the total dividends declared in respect of 2016 to £3,155 million representing 169.4 pence per share.

	As of and for the year ended December 31,
	(£ millions, except volume information)
	2016	2015	2014	2013	2012
Other data (unaudited):
Group cigarette volume, in billions(1)	665	663	667	676	694
Adjusted profit from operations(2)	5,480	4,992	5,403	5,820	5,641
Free cash flow(3)	3,389	3,481	2,507	3,371	3,259
Net debt(4)	16,767	14,794	10,165	9,515	8,473

(1)	In addition to revenue and the other measures discussed in this proxy statement/prospectus, BAT management focuses on volume as a key measure to evaluate performance. Volume is an unaudited operating measure and is calculated as the total global cigarette volume of the BAT Group’s brands sold by its subsidiaries. The BAT Group believes that volume is a measure commonly used by analysts and investors in the industry. Accordingly, this information has been disclosed to permit a more complete analysis of the BAT Group’s operating performance.
(2)	To supplement BAT’s results from operations presented in accordance with IFRS, the BAT Group management board, as the chief operating decision maker, reviews current and prior year adjusted profit from operations to evaluate the underlying business performance of the BAT Group and its geographic segments and to allocate resources to the overall business. Adjusted profit from operations is not a measure defined by IFRS. The most directly comparable IFRS measure to adjusted profit from operations is profit for the year. Adjusted profit from operations is defined as profit for the year before taxation on ordinary activities, share of post-tax results of associates and joint ventures and net finance income/costs, as well as adjusting items in profit from operations. Adjusting items, as identified in accordance with the BAT Group’s accounting policies, represent certain items of income and expense which the BAT Group considers distinctive based on their size, nature or incidence. In identifying and quantifying adjusting items, the BAT Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting and provides details of items that are specifically excluded from being classified as adjusting items. Adjusting items in profit from operations include restructuring and integration costs, amortization of trademarks and similar intangibles, a gain on deemed partial disposal of a trademark, and a payment and release of a provision relating to non-tobacco litigation. The definition of adjusting items is explained within note 1 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.

BAT management believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them understand the underlying business performance. Adjusted profit from operations has limitations as an analytical tool. It is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered as an alternative to profit for the year or profit from operations as determined in accordance with IFRS. Adjusted profit from operations is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results of operations as determined in accordance with IFRS.

The table below reconciles BAT Group’s profit for the year to adjusted profit from operations for the periods presented. Refer to note 2 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus for further discussion of the segmental results and for the reconciliation of adjusted profit from operations at current and constant rates of exchange to segmental profit from operations and to group profit for the year for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	(£ millions)
	2016	2015	2014	2013	2012
Profit for the year	4,839	4,522	3,393	4,199	4,076
Taxation on ordinary activities	1,406	1,333	1,455	1,600	1,516

Profit before taxation	6,245	5,855	4,848	5,799	5,592
Before:
Share of post-tax results of associates and joint ventures	(2,227)	(1,236)	(719)	(739)	(676)
Net finance income/costs	637	(62)	417	466	456
Less:
Restructuring and integration costs	603	367	452	246	206
Amortization of trademarks and similar intangibles	149	65	58	74	63
Gain on deemed partial disposal of a trademark	—	—	—	(26)	—
Fox River	20	—	(27)	—	—
South Korea sales tax	53	—	—	—	—
Flintkote	—	3	374	—	—

Adjusted profit from operations	5,480	4,992	5,403	5,820	5,641

(3)	The BAT Group uses free cash flow to illustrate the cash flows before transactions relating to borrowings. BAT defines free cash flow as net cash generated from operating activities adjusted for dividends paid to non-controlling interests, net interest paid, net capital expenditure and proceeds from associates’ share buy-backs. Free cash flow is not a measure defined by IFRS. The most directly comparable IFRS measure to free cash flow is net cash generated from operating activities. The BAT Group management board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them understand the underlying business performance and can provide insight into the cash flow available to, among other things, reduce debt and pay dividends. Free cash flow has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to net cash generated from operating activities determined in accordance with IFRS. Free cash flow is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the BAT Group’s results of operations or cash flows as determined in accordance with IFRS. The table below reconciles net cash generated from operating activities to free cash flow for the periods presented.

	Year ended December 31,
	(£ millions)
	2016	2015	2014	2013	2012
Net cash generated from operating activities	4,610	4,720	3,716	4,436	4,427
Dividends paid to non-controlling interests	(147)	(235)	(249)	(265)	(259)
Net interest paid	(537)	(522)	(426)	(443)	(429)
Net capital expenditure	(559)	(483)	(627)	(547)	(742)
Proceeds from associates’ share buy-backs	23	—	94	189	262

Free cash flow	3,389	3,481	2,507	3,371	3,259

(4)	The BAT Group uses net debt to assess its financial capacity. Net debt is not a measure defined by IFRS. The most directly comparable IFRS measure to net debt is total borrowings. The BAT Group defines net debt as total borrowings, including related derivatives, less cash and cash equivalents and current available-for-sale investments. The BAT Group management board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the BAT Group’s measures of financial position or liquidity as determined in accordance with IFRS. The table below reconciles net debt to total borrowings for the periods presented.

	Year ended December 31,
	(£ millions)
	2016	2015	2014	2013	2012
Total borrowings	19,495	17,001	12,258	11,696	10,719
Derivatives in respect of net debt:
—assets	(809)	(373)	(362)	(146)	(234)
—liabilities	300	164	137	125	95
Cash and cash equivalents	(2,204)	(1,963)	(1,818)	(2,106)	(2,081)
Current available-for-sale investments	(15)	(35)	(50)	(54)	(26)

Net debt	16,767	14,794	10,165	9,515	8,473

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF RAI

The following table presents selected historical consolidated financial data of RAI prepared in accordance with U.S. GAAP. The selected historical consolidated financial data as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, are derived from the RAI Group’s consolidated financial statements, which are attached as Annex G to this proxy statement/prospectus. The selected historical consolidated financial data as of December 31, 2014, 2013 and 2012, and for the years ended December 31, 2013 and 2012, are derived from the RAI Group’s consolidated financial statements for such years, which have previously been filed with the SEC but which are not incorporated by reference into this proxy statement/prospectus.

The selected historical consolidated financial data below includes the results of Lorillard from its acquisition date of June 12, 2015 onwards. In light of the Lorillard merger and the Divestiture of certain assets in relation thereto, RAI’s results of operations for the years ended December 31, 2016 and 2015, and financial positions as at December 31, 2016 and 2015 are not directly comparable to prior reporting periods.

The information set forth below is only a summary and is not necessarily indicative of the results of RAI or the combined company following completion of the merger, and you should read the following information together with the RAI Group’s consolidated financial statements and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in RAI’s Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this proxy statement/prospectus, and in RAI’s other reports filed with the SEC. See “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus.

	For the years ended December 31,
	(dollars in millions, except ratios, number of shares and per share data)
	2016(1)	2015(2)	2014	2013	2012
Results of Operations:
Net sales(3)	$12,277	$10,416	$8,160	$7,899	$7,962
Net sales, related party(4)	226	259	311	337	342

Net sales(3)	12,503	10,675	8,471	8,236	8,304
Costs and expenses
Cost of products sold(3)	4,841	4,688	4,058	3,678	4,321
Selling, general and administrative expenses	1,931	2,098	1,871	1,389	1,470
Gain on divestitures	(4,861)	(3,181)	—	—	—
Amortization expense	23	18	11	5	21
Asset impairment and exit charges	—	99	—	—	—
Trademark and other intangible asset impairment charges	—	—	—	32	129
Restructuring charges	—	—	—	—	149

Operating income	10,569	6,953	2,531	3,132	2,214
Interest and debt expense	626	570	286	259	234
Interest income	(8)	(6)	(3)	(5)	(7)
Other (income) expense, net	260	5	(14)	137	34

Income from continuing operations before income taxes	9,691	6,384	2,262	2,741	1,953
Provision for income taxes	3,618	3,131	817	1,023	681

Income from continuing operations(5)	6,073	3,253	1,445	1,718	1,272
Income from discontinued operations, net of tax	—	—	25	—	—

Net income	$6,073	$3,253	$1,470	$1,718	$1,272

	For the years ended December 31,
	(dollars in millions, except ratios, number of shares and per share data)
	2016(1)	2015(2)	2014	2013	2012
Per Share Data:
Basic weighted average shares, in thousands	1,426,987	1,264,182	1,006,320	1,089,849	1,131,139
Diluted weighted average shares, in thousands	1,429,933	1,267,715	1,069,940	1,093,899	1,135,746
Basic income from continuing operations	4.26	2.57	1.36	1.58	1.12
Diluted income from continuing operations	4.25	2.57	1.35	1.57	1.12
Basic income from discontinued operations	—	—	0.02	—	—
Diluted income from discontinued operations	—	—	0.02	—	—
Basic net income	4.26	2.57	1.38	1.58	1.12
Diluted net income	4.25	2.57	1.37	1.57	1.12
Cash dividends declared per share of common stock	$1.76	$1.39	$1.34	$1.24	$1.165

Balance Sheet Data (at end of periods):
Current assets(6)	4,238	5,155	2,619	3,049	3,904
Total assets(7)	51,095	52,100	14,781	14,790	16,063
Current liabilities	4,985	5,291	3,544	3,076	3,769
Long-term debt (less current maturities)(8)	12,664	16,849	4,602	5,065	5,003
Total liabilities(7)	29,384	33,848	10,259	9,623	10,806
Shareholders’ equity	21,711	18,252	4,522	5,167	5,257

Cash Flow Data:
Net cash from operating activities	1,280	196	1,623	1,308	1,568
Net cash from (used in) investing activities	5,078	(10,005)	(205)	(113)	(54)
Net cash from (used in) financing activities	(6,866)	11,438	(1,918)	(2,207)	(971)
Net cash related to discontinued operations, net of tax benefit	—	—	25	—	—

Other Data:
Ratio of earnings to fixed charges(9)	16.3	12.0	8.7	11.3	9.1

(1)	Reflects impact of the sale of the international rights to the NATURAL AMERICAN SPIRIT brand that occurred on January 13, 2016.
(2)	Reflects impact of the Lorillard merger and the Divestiture.
(3)	Net sales and cost of products sold exclude excise taxes of $4,343 million, $4,209 million, $3,625 million, $3,730 and $3,923 million for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively.
(4)	Reflects sales to the BAT Group.
(5)	Includes NPM Adjustment credits of $390 million, $297 million, $345 million and $483 million for the years ended December 31, 2016, 2015, 2014 and 2013, respectively. “NPM Adjustment” refers to the availability of a downward adjustment to the annual MSA settlement payment obligation for market year 2003 related to arbitration between (a) RJR Tobacco Company, SFNTC and certain other participating manufacturers and (b) certain settling states under the MSA.
(6)	Includes a reclassification due to the adoption of Accounting Standards Updates 2015-17 and 2015-03 and were reduced by $1.0 billion, $704 million, $606 million and $908 million for the years ended December 31, 2015, 2014, 2013 and 2012, respectively.
(7)	Includes a reclassification due to the adoption of Accounting Standards Updates 2015-17 and 2015-03 and were reduced by $1.1 billion, $415 million, $612 million and $494 million for the years ended December 31, 2015, 2014, 2013 and 2012, respectively.
(8)	Includes a reclassification due to the adoption of Accounting Standards Update 2015-03 and were reduced by $92 million, $31 million, $34 million and $32 million for the years ended December 31, 2015, 2014, 2013 and 2012, respectively.
(9)	Earnings consist of income from continuing operations before equity earnings, income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt issuance costs and the interest portion of rental expense.

SELECTED BAT UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The selected BAT unaudited pro forma condensed combined financial data (referred to as the Selected Pro Forma Data) is based upon the BAT Group’s consolidated financial statements and the RAI Group’s consolidated financial statements and has been prepared to illustrate the effects of the merger, including the financing structure established to fund the merger, as if it had occurred on January 1, 2016 in respect of the unaudited pro forma condensed combined income statement, and as if it had occurred on December 31, 2016 in respect of the unaudited pro forma condensed combined balance sheet. The Selected Pro Forma Data have been prepared using the acquisition method of accounting in accordance with IFRS 3, Business Combinations, which requires that one company is designated as the acquirer for accounting purposes. BAT will be treated as the accounting acquirer, and accordingly, the RAI assets acquired and liabilities assumed will be adjusted based on preliminary estimates of fair value. The actual fair values will be determined after the completion of the merger and may vary materially from these preliminary estimates.

The Selected Pro Forma Data is provided for informational purposes only and is based upon the best available information and certain assumptions that BAT believes to be reasonable. The Selected Pro Forma Data is not necessarily indicative of the combined financial position or results of operations that would have been realized had the merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the completion of the merger. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the Pro Forma Financial Information. The Selected Pro Forma Data does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits, including potential synergies that may be derived in future periods, from the merger.

The Selected Pro Forma Data have been developed from and should be read in conjunction with the BAT Group’s consolidated financial statements and the related notes thereto and the RAI Group’s consolidated financial statements and the related notes thereto, included in and attached to, respectively, this proxy statement/prospectus, and the more detailed Pro Forma Financial Information, including the notes thereto, appearing elsewhere in this proxy statement/prospectus. See “BAT Unaudited Pro Forma Condensed Combined Financial Information” and “Where You Can Find More Information” beginning on pages [●] and [●], respectively, of this proxy statement/prospectus.

Selected BAT Unaudited Pro Forma Condensed Combined Income Statement Data

(in £ millions, except number of shares and per share amounts)	For the Year Ended December 31, 2016
Revenue	23,835
Profit from operations	12,367
Profit for the year	7,214
Profit attributable to owners of the parent	7,023
Earnings per share attributable to BAT shareholders
Basic (pence)	306.5
Diluted (pence)	304.9
Weighted average shares outstanding in millions
Basic	2,292
Diluted	2,303

Selected BAT Unaudited Pro Forma Condensed Combined Balance Sheet Data

(in £ millions)	As of December 31, 2016
Total assets	146,792
Total current liabilities	28,003
Total borrowings	51,237
Share capital	615
Total equity	51,502
Equity attributable to the owners of the parent	51,278
Total liabilities and equity	146,792

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth selected historical and unaudited pro forma combined per share information for BAT and RAI.

Historical per Share Data for BAT Ordinary Shares and RAI Common Stock

The historical per share data for BAT ordinary shares and RAI common stock below is derived from the BAT Group’s consolidated financial statements and the RAI Group’s consolidated financial statements.

Unaudited Pro Forma Combined per Share Data for BAT Ordinary Shares

The unaudited pro forma combined per share data for BAT ordinary shares is based upon the BAT Group’s consolidated financial statements and the RAI Group’s consolidated financial statements and has been prepared to illustrate the effects of the merger, including the financing structure established to fund the merger, as if it had occurred on January 1, 2016 in respect of the unaudited pro forma condensed combined income statement, and as if it had occurred on December 31, 2016 in respect of the unaudited pro forma condensed combined balance sheet. The unaudited pro forma combined per share data have been prepared using the acquisition method of accounting in accordance with IFRS 3, Business Combinations, which requires that one company is designated as the acquirer for accounting purposes. BAT will be treated as the accounting acquirer, and accordingly, the RAI assets acquired and liabilities assumed will be adjusted based on preliminary estimates of fair value. The actual fair values will be determined upon the completion of the merger and may vary materially from these preliminary estimates.

The unaudited pro forma combined per share data is provided for informational purposes only and is based upon the best available information and certain assumptions that BAT believes to be reasonable. The unaudited pro forma combined per share data is not necessarily indicative of the combined financial position or results of operations that would have been realized had the merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the completion of the merger. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the Pro Forma Financial Information. The unaudited pro forma combined per share data does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits, including potential synergies that may be derived in future periods, from the merger.

Unaudited Pro Forma Combined per RAI Equivalent Share Data

The unaudited pro forma combined per RAI equivalent share data set forth below shows the effect of the merger from the perspective of an owner of RAI common stock that is entitled to receive the merger consideration. The information was calculated by multiplying the unaudited pro forma combined per share data for BAT ordinary shares by the merger consideration exchange ratio of 0.5260 of a BAT ordinary share, represented by a number of BAT ADSs, per share of RAI common stock, which does not include the $29.44 per share cash portion of the merger consideration.

Generally

You should read the below information in conjunction with the selected historical consolidated financial information and the BAT Group’s consolidated financial statements and the related notes thereto and the RAI Group’s consolidated financial statements and the related notes, included in and attached to, respectively, this proxy statement/prospectus. See also “Selected Historical Consolidated Financial Data of BAT,” “Selected Historical Consolidated Financial Data of RAI” and “Where You Can Find More Information” beginning on pages [●], [●] and [●], respectively, of this proxy statement/prospectus.

The unaudited pro forma combined per share data for BAT ordinary shares and the unaudited pro forma combined per RAI equivalent share data is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included in this proxy statement/prospectus. See “BAT Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [●] of this proxy statement/prospectus.

As of/For the Year Ended December 31, 2016
BAT Historical per Ordinary Share Data:
Earnings per share-basic (pence)	250.2
Earnings per share-diluted (pence)	249.2
Cash dividends declared (pence)(1)	169.4
Net book value (pounds sterling)	4.40

As of/For the Year Ended December 31, 2016
RAI Historical per Share of Common Stock Data(2):
Net income per share-basic (U.S. dollars)	4.26
Net income per share-diluted (U.S. dollars)	4.25
Cash dividends declared per share of common stock (U.S. dollars)	1.76
Net book value (U.S. dollars)	15.21

As of/For the Year Ended December 31, 2016
Unaudited Pro Forma Combined per BAT Ordinary Share Data
Earnings per share-basic (pence)	306.5
Earnings per share-diluted (pence)	304.9
Cash dividends declared per ordinary share (pounds sterling)(1)	2.26
Net book value (pounds sterling)	7.84

As of/For the Year Ended December 31, 2016
Unaudited Pro Forma Combined per RAI Equivalent Share Data
Earnings per share-basic (pence)	161.2
Earnings per share-diluted (pence)	160.4
Cash dividends declared per ordinary share (pounds sterling)(1)	1.19
Net book value (pounds sterling)	4.13

(1)	Dividends per share includes the interim dividend, which is paid during the year, and the final dividend in respect of the year, which is declared and paid subsequent to year end. The above includes the recommended final dividend for BAT of 118.1 pence per share for the year ended December 31, 2016, which has been recommended to shareholders by the BAT board of directors. If approved, this dividend will be paid to shareholders on May 4, 2017. This dividend is subject to approval by shareholders at the BAT Annual General Meeting in 2017. The total estimated dividend to be paid is £2,194 million, which takes the total dividends declared in respect of 2016 to £3,155 million representing 169.4 pence per share.
(2)	Reflects the impact of the sale of the international rights to the NATURAL AMERICAN SPIRIT brand that occurred on January 13, 2016.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

BAT ordinary shares are listed on the LSE under the trading symbol “BATS” (with a secondary listing on the JSE under the abbreviated name “BATS” and the trading symbol “BTI”) and the currently outstanding BAT ADSs have unlisted trading privileges on the NYSE MKT where they trade under the trading symbol “BTI.” Shares of RAI common stock are currently listed on the NYSE under the trading symbol “RAI.”

The intra-day high and low sales prices per BAT ordinary share (in pounds sterling) and BAT ADSs (in U.S. dollars) as reported on the LSE and the NYSE MKT, respectively, were as follows:

	BAT Ordinary Shares		BAT ADSs(1)
	High	Low	High	Low
2016	£51.35	£35.36	$65.67	$49.91
2015	£39.32	£32.32	$59.96	$51.07
2014	£38.07	£28.71	$61.68	$47.10
2013	£38.08	£30.89	$57.61	$49.79
2012	£35.14	£28.79	$54.87	$44.63
2017:
February	£51.24	£48.30	$64.30	$61.32
January	£49.49	£45.58	$62.05	$55.88
2016:
December	£46.28	£42.51	$57.11	$53.78
November	£47.32	£42.37	$57.33	$52.71
October	£51.08	£44.81	$65.20	$54.83
September	£49.79	£46.36	$65.09	$61.48

(1)	Reflects BAT ADS ratio change on February 14, 2017 for each period.

	BAT Ordinary Shares
	High	Low
2017:
First Calendar Quarter (through March 17, 2017)	£52.54	£45.58
2016:
First Calendar Quarter	£41.49	£35.36
Second Calendar Quarter	£48.43	£40.16
Third Calendar Quarter	£51.35	£44.10
Fourth Calendar Quarter	£51.08	£42.37
2015:
First Calendar Quarter	£38.94	£33.63
Second Calendar Quarter	£37.97	£33.83
Third Calendar Quarter	£38.71	£32.32
Fourth Calendar Quarter	£39.32	£35.73

	BAT ADSs(1)
	High	Low
2017:
First Calendar Quarter (through March 17, 2017)	$64.71	$55.88
2016:
First Calendar Quarter	$58.96	$49.91
Second Calendar Quarter	$64.74	$57.55
Third Calendar Quarter	$65.67	$61.48
Fourth Calendar Quarter	$65.20	$52.71
2015:
First Calendar Quarter	$59.29	$51.25
Second Calendar Quarter	$57.08	$52.11
Third Calendar Quarter	$59.96	$51.07
Fourth Calendar Quarter	$59.72	$54.14

(1)	Reflects BAT ADS ratio change on February 14, 2017 for each period.

The cash dividends declared, and intra-day high and low sales prices per share for RAI common stock on the NYSE Composite Tape, as reported by the NYSE, were as follows:

	RAI Common Stock(1)
	High	Low	Dividend declared
2017:
First Calendar Quarter (through March 17, 2017)	$62.05	$54.56	$0.51
2016:
First Calendar Quarter	$52.54	$44.58	$0.42
Second Calendar Quarter	$53.99	$46.85	$0.42
Third Calendar Quarter	$54.48	$46.69	$0.46
Fourth Calendar Quarter	$56.65	$43.38	$0.46
2015:
First Calendar Quarter	$38.12	$31.35	$0.34
Second Calendar Quarter	$38.98	$34.33	$0.34
Third Calendar Quarter	$44.44	$35.70	$0.36
Fourth Calendar Quarter	$49.56	$43.02	$0.36

(1)	Reflects two-for-one stock split of RAI common stock on August 31, 2015 for each period.

The following table sets forth the closing price per share of a BAT ordinary share, BAT ADS and share of RAI common stock on the LSE, NYSE MKT and NYSE, respectively, as of September 1, 2016, the first trading day of BAT ordinary shares in the most recent six months; as of October 20, 2016, the last trading day of BAT ordinary shares before the public announcement of BAT’s proposal to merge with RAI; January 16, 2017, the last trading day of BAT ordinary shares prior to the public announcement of the entry into the merger agreement; and March 17, 2017, the most recent practicable trading day of BAT ordinary shares prior to the date of this proxy statement/prospectus. The table also shows the implied value of the merger consideration proposed for each share of RAI common stock as of the same four dates. This implied value was calculated by multiplying the closing price of a BAT ordinary share on the LSE on the relevant date and the Sterling-Dollar exchange rate on such date by the exchange ratio of 0.5260, representing the stock portion of the merger consideration, and adding $29.44 per share, the cash portion of the merger consideration.

	BAT Ordinary Shares	BAT ADSs(1)		RAI Common Stock		Implied Per Share Value of Merger Consideration(2)
September 1, 2016	£47.14	$62.66		$49.75		$62.34
October 20, 2016	£48.03	$59.07		$47.17		$60.39
January 16, 2017	£47.63	$57.61	(3)	$55.97	(3)	$59.64
March 17, 2017	£51.92	$64.20		$61.74		$63.24

(1)	Reflects BAT ADS ratio change on February 14, 2017 for each period.
(2)	Calculated based on the closing price of a BAT ordinary share on the applicable date. The implied per share value of merger consideration based on the closing price of a BAT ADS on the applicable date is $62.40 at September 1, 2016, $60.51 at October 20, 2016, $59.74 at January 13, 2017 (the last trading day of the BAT ADSs prior to the public announcement of the entry into the merger agreement) and $63.21 at March 17, 2017.
(3)	For the BAT ADSs and RAI common stock, the closing price per share as of January 13, 2017, the last trading day of the BAT ADSs prior to the public announcement of the entry into the merger agreement in the United States, is provided. The closing price per share for a BAT ordinary share as of January 13, 2017 was £47.30.

The market prices of BAT ordinary shares, BAT ADSs and RAI common stock and the Sterling-Dollar exchange rate have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the special meeting and the date on which the merger is completed, and the market price of BAT ordinary shares and BAT ADSs and the Sterling-Dollar exchange rate will continue to fluctuate after the date on which the merger is completed. No assurance can be given concerning the market prices of the market prices of BAT ordinary shares, BAT ADSs and RAI common stock and the Sterling-Dollar exchange rate before completion of the merger or BAT ordinary shares and BAT ADSs and the Sterling-Dollar exchange rate after completion of the merger. The exchange ratio is fixed in the merger agreement, but the market price of the BAT ADSs (and therefore the value of the stock consideration and the merger consideration) when received by RAI shareholders after the merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, RAI shareholders are advised to obtain current market quotations for BAT ordinary shares, BAT ADSs and RAI common stock when considering whether to vote for approval of the merger agreement.

Dividends

BAT currently pays a regular interim and final cash dividend with respect to BAT ordinary shares and BAT ADSs. Under the terms of the merger agreement, during the period before completion of the merger, BAT will not declare, without RAI’s prior consent, set aside or pay any dividend on, or make any other distributions (whether in cash, shares or property or any combination thereof) in respect of, any of its shares, other equity interests or voting securities, other than (1) BAT’s regular interim and final cash dividends with respect to BAT ordinary shares and BAT ADSs with amounts and declaration, record and payment dates consistent with past practice and in accordance with BAT’s currently announced dividend policy, subject to periodic increases and modifications as determined by the BAT board of directors in the ordinary course of business consistent with past practice and BAT’s publicly announced dividend policy and (2) dividends and distributions with record dates after the completion of the merger. Subject to certain exceptions, the merger agreement prohibits BAT from repurchasing any shares or, voting securities of, or equity interests, in BAT or certain other securities of BAT.

On February 8, 2017, RAI declared a quarterly cash dividend of $0.51 per share of RAI common stock. RAI intends to continue to pay dividends consistent with past practice and in accordance with RAI’s current dividend policy. Under the terms of the merger agreement, during the period before completion of the merger, without

BAT’s prior consent, RAI will not, and will not permit any RAI subsidiary, to declare, set aside or pay any dividend on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (1) RAI’s regular quarterly cash dividends of $0.51 per share of RAI common stock with declaration, record and payment dates consistent with past practice and in accordance with RAI’s current dividend policy and (2) dividends and distributions by a subsidiary of RAI to its applicable parent. Subject to certain exceptions, the merger agreement prohibits RAI from repurchasing shares of capital stock or voting securities of, or equity interests in, RAI or any of its subsidiaries or certain other securities of RAI or its subsidiaries. In February 2017, RAI and BAT entered into a letter agreement pursuant to which BAT waived the requirement that the RAI share repurchases required to be made by RAI pursuant to Amendment No. 3 to the governance agreement be made within the time period set forth in that amendment, and permitted RAI to make the repurchases in a manner that qualifies for the affirmative defense and safe harbor provided by Rules 10b5-1 and 10b-18 under the Exchange Act, respectively. Pursuant to this letter agreement, BAT also waived compliance with the general prohibition on repurchases contained in the merger agreement to permit RAI to make these repurchases.

Any former RAI shareholder who holds the BAT ADSs into which RAI common stock has been converted in connection with the merger will receive whatever dividends are declared and paid on BAT ADSs with record dates after completion of the merger. However, no dividend or other distribution with a record date after completion of the merger will actually be paid with respect to the BAT ADSs to the holder of any unsurrendered certificate formerly representing shares of RAI common stock until all of the holder’s certificates formerly representing shares of RAI common stock have been surrendered to the exchange agent in exchange for BAT ADSs, at which time any accrued dividends and other distributions on those BAT ADSs will be paid without interest. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Exchange of Shares in the Merger” beginning on page [●] of this proxy statement/prospectus. Subject to the limitations set forth in the merger agreement, any future dividends by BAT will be declared and paid at the discretion of the BAT board of directors. Subject to the limitations set forth in the merger agreement, any future dividends by RAI will be declared and paid at the discretion of the RAI board of directors.

There can be no assurance that any future dividends will be declared or paid by BAT or RAI or as to the amount or timing of those dividends, if any.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents BAT’s historical and pro forma ratio of earnings to fixed charges for the periods indicated.

(unaudited)	Pro Forma For the Year Ended December 31, 2016	For the Years Ended December 31,
		2016	2015
Ratio of earnings to fixed charges(1)	7.5	9.0	9.2

(1)	Based on rounded thousands.

For purposes of calculating this ratio, “earnings” consist of profit before taxation and share of post-tax results of associates and joint ventures, fixed charges, adjusted for non-controlling interests, and including dividends from affiliates accounted for by the equity method. “Fixed charges” consist of finance costs, excluding loss on bond redemption, and the interest portion of rental expense.

The following table presents RAI’s ratio of earnings to fixed charges for the periods indicated.

(unaudited)	For the Years Ended December 31,
	2016	2015
Ratio of earnings to fixed charges(1)	16.3	12.0

(1)	Based on rounded thousands.

For purposes of calculating this ratio, “earnings” consist of income from continuing operations before equity earnings, income taxes and fixed charges. “Fixed charges” consist of interest on indebtedness, amortization of debt issuance costs and the interest portion of rental expense.

THE COMPANIES

British American Tobacco p.l.c.

BAT is the parent holding company of the BAT Group, a global tobacco and next generation products group with brands sold in over 200 markets. According to the BAT Group’s internal estimates, the BAT Group is a market leader in more than 55 countries by volume, producing the cigarette chosen by one in eight of the world’s one billion smokers. The BAT Group, excluding the BAT Group’s associated undertakings, is organized into four regions: Asia-Pacific, Americas, Western Europe and Eastern Europe, Middle East and Africa, referred to as EEMEA.

The BAT Group manufactures and sells traditional tobacco products, which are composed of cigarettes, fine cut (roll-your-own and make-your-own tobacco), Swedish-style snus and cigars, alongside next generation products, including vapor products and tobacco heating products. The BAT Group’s five global drive brands are DUNHILL, KENT, LUCKY STRIKE, PALL MALL and ROTHMANS. The BAT Group’s cigarette portfolio also includes other international and local brands, such as VOGUE, VICEROY, KOOL, PETER STUYVESANT, CRAVEN A, BENSON & HEDGES, JOHN PLAYER GOLD LEAF, STATE EXPRESS 555 and SHUANG XI.

BAT has had a significant global presence in the tobacco industry for over 100 years. The British-American Tobacco Company Ltd., referred to as BAT Ltd., was incorporated in 1902, when the Imperial Tobacco Company and the American Tobacco Company agreed to form a joint venture company. BAT Ltd. inherited companies and quickly expanded into major markets, including India and Ceylon, Egypt, Malaya, Northern Europe and East Africa. In 1927, BAT Ltd. expanded into the U.S. market through its acquisition of B&W. During the 1960s, 1970s and 1980s, the BAT Group diversified its business under the umbrella of B.A.T Industries p.l.c., with acquisitions in the paper, cosmetics, retail and financial services industries, among others. Various business reorganizations followed as the business was eventually refocused on the BAT Group’s core cigarette, cigars and tobacco products businesses with British American Tobacco p.l.c. becoming a separately listed entity on the LSE in 1998.

In July 2004, the U.S. assets, liabilities and operations, other than certain specified assets and liabilities, of BAT’s wholly owned subsidiary, B&W, were combined with RJR Tobacco Company. RAI was previously formed as a new holding company for these combined businesses. In connection with the B&W business combination, B&W acquired beneficial ownership of approximately 42% of RAI’s outstanding common stock. In June 2015, in connection with the Lorillard merger, the BAT Group invested $4.7 billion to maintain its approximate 42% equity position in RAI following the Lorillard merger.

BAT’s ordinary shares are listed on the LSE under the trading symbol “BATS” and are classified as a premium listing. BAT ordinary shares also have a secondary listing on the JSE under the abbreviated name “BATS” and the trading symbol “BTI.”

BAT ordinary shares trade in the form of BAT ADSs in the United States. The currently outstanding BAT ADSs have unlisted trading privileges on the NYSE MKT where they trade under the trading symbol “BTI.” None of BAT’s securities are currently listed on any U.S. securities exchange or registered pursuant to the securities laws of the United States.

BAT’s principal executive offices are located at Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom, and its telephone number is +44 (0) 207 845 1000. BAT’s website address is www.bat.com. The web address of BAT has been included as an inactive textual reference only. BAT’s website and the information contained therein or connected thereto are not intended to be incorporated into this proxy statement/prospectus.

Flight Acquisition Corporation

Flight Acquisition Corporation, referred to as Merger Sub, is a North Carolina corporation and an indirect, wholly owned subsidiary of BAT. Merger Sub was incorporated on January 12, 2017, solely for the purpose of effecting the merger. It has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. Merger Sub’s principal executive offices are located at Wells Fargo Capitol Center, Suite 2300, 150 Fayetteville Street, Raleigh, North Carolina 27601, and its telephone number is (919) 821-6731.

Reynolds American Inc.

RAI, the parent company of the RAI Group, is a holding company whose wholly owned operating subsidiaries include the second largest tobacco company in the United States, RJR Tobacco Company; SFNTC, the manufacturer and marketer of the NATURAL AMERICAN SPIRIT brand of cigarettes and other tobacco products; the second largest smokeless tobacco products manufacturer in the United States, American Snuff Company, LLC; R. J. Reynolds Vapor Company, referred to as RJR Vapor, a marketer of digital vapor cigarettes in the United States, manufactured on its behalf by RJR Tobacco Company; Niconovum USA, Inc. and Niconovum AB, marketers of nicotine replacement therapy products in the United States and Sweden, respectively; and until their sale on January 13, 2016, SFR Tobacco International GmbH, referred to as SFRTI, and various foreign subsidiaries affiliated with SFRTI, distributers and marketers of the NATURAL AMERICAN SPIRIT brand of cigarettes and other tobacco products outside the United States.

RAI’s reportable operating segments include the RJR Tobacco segment, the Santa Fe segment and the American Snuff segment:

•	The RJR Tobacco segment consists of the primary operations of RJR Tobacco Company and includes three of the top four best-selling cigarettes in the United States: NEWPORT, CAMEL and PALL MALL. These brands, and RJR Tobacco’s other brands, including DORAL, MISTY and CAPRI, are manufactured in a variety of styles and marketed in the United States. As part of its total tobacco strategy, RJR Tobacco offers a smokeless tobacco product, CAMEL Snus. RJR Tobacco manages contract manufacturing of cigarettes and tobacco products through arrangements with BAT affiliates, and manages the export of tobacco products to U.S. territories, U.S. duty-free shops and U.S. overseas military bases. In the United States, RJR Tobacco also manages the premium cigarette brands DUNHILL, which RJR Tobacco Company licenses from the BAT Group, and STATE EXPRESS 555, which RJR Tobacco Company licenses from CTBAT, a joint venture between the BAT Group and CNTC.

•	The Santa Fe segment consists of the primary operations of SFNTC and includes the manufacturing and marketing of premium cigarettes and other tobacco products under the NATURAL AMERICAN SPIRIT brand in the United States.

•	The American Snuff segment consists of the primary operations of American Snuff Company, LLC. American Snuff is the second largest smokeless tobacco products manufacturer in the United States, and offers adult tobacco consumers a range of differentiated smokeless tobacco products, primarily moist snuff. The moist snuff category is divided into premium, price-value and popular-price brands. American Snuff’s primary brands include its largest selling moist snuff brands, GRIZZLY, in the price-value category, and KODIAK, in the premium category.

Included in All Other, among other RAI subsidiaries, are RJR Vapor, Niconovum USA, Inc., Niconovum AB, and until their sale on January 13, 2016, SFRTI and various foreign subsidiaries affiliated with SFRTI.

RAI was incorporated in the State of North Carolina on January 2, 2004, and its common stock is listed on the NYSE under the trading symbol “RAI.” RAI’s headquarters are located at 401 North Main Street, Winston-Salem, North Carolina 27101, and its telephone number is (336) 741-2000. RAI’s website address is www.reynoldsamerican.com. The web address of RAI has been included as an inactive textual reference only. RAI’s website and the information contained therein or connected thereto are not intended to be incorporated into this proxy statement/prospectus.

SPECIAL MEETING

RAI is providing this proxy statement/prospectus to its shareholders in connection with the solicitation of proxies to be voted at the special meeting (or any adjournment or postponement of the special meeting). This proxy statement/prospectus contains important information for you to consider when deciding how to vote on the matters brought before the special meeting. Please read it carefully and in its entirety.

Date, Time and Location

The date, time and place of the special meeting are set forth below:

Date:	[●], 2017
Time:	[●] (Eastern Time)
Place:	Reynolds American Plaza Building Auditorium RAI Corporate Offices 401 North Main Street Winston-Salem, North Carolina 27101

Attendance at the special meeting will be limited to RAI shareholders as of the RAI record date and to pre-approved guests of RAI. All shareholder guests must be pre-approved by RAI and will be limited to spouses, persons required for medical assistance and properly authorized representatives of RAI shareholders as of the RAI record date. Admittance tickets will be required to attend the special meeting. If you are a shareholder and plan to attend, you MUST pre-register and request an admittance ticket for you (and any guest for whom you are requesting pre-approval) no later than [●], 2017, by writing to the Office of the Secretary, Reynolds American Inc., P.O. Box 2990, Winston-Salem, North Carolina 27102-2990.

If your shares of RAI common stock are not registered in your own name, evidence of your stock ownership as of the RAI record date must accompany your letter. You can obtain this evidence from your broker, bank, trust company or other nominee or intermediary, referred to as a nominee or intermediary, typically in the form of your most recent monthly statement. An admittance ticket will be held in your name at the registration desk—not mailed to you in advance of the special meeting. Proper identification will be required to obtain your admittance ticket at the special meeting.

The special meeting is a private business meeting. In accordance with the RAI bylaws and North Carolina law, any officer entitled to preside at or to act as secretary at the special meeting has the right and authority to postpone the special meeting and to determine and maintain the rules, regulations and procedures for the conduct of the special meeting, including, but not limited to, maintaining order and the safety of those in attendance, dismissing business not properly submitted, opening and closing the polls for voting and limiting time allowed for discussion of the business at the special meeting. Failure to abide by the special meeting rules will not be tolerated and may result in expulsion from the special meeting. A copy of the special meeting rules will be provided to all properly pre-registered holders of RAI common stock and guests with their admittance ticket. Cameras, recording devices and other electronic devices will not be permitted at the special meeting.

RAI anticipates that a large number of holders of shares of RAI common stock may attend the special meeting. Seating is limited, so RAI suggests you arrive early. The auditorium will open at [●] (Eastern Time).

If you have a disability, RAI can provide reasonable assistance to help you participate in the special meeting. If you plan to attend the special meeting and require assistance, please write or call RAI’s Office of the Secretary no later than [●], 2017, at P.O. Box 2990, Winston-Salem, North Carolina 27102-2990, telephone number (336) 741-2000.

Purpose

At the special meeting, RAI shareholders will vote on:

•	the approval of the merger agreement, pursuant to which Merger Sub will be merged with and into RAI; as a result of the merger, the separate corporate existence of Merger Sub will cease, and RAI will continue as the surviving corporation in the merger and an indirect, wholly owned subsidiary of BAT;

•	the approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation; and

•	the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

The approval of the merger agreement by RAI shareholders, including the unaffiliated shareholder approval, is a condition to the obligations of BAT and RAI to complete the merger. The approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation is not a condition to the obligations of BAT or RAI to complete the merger. The approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement also is not a condition to the obligations of BAT or RAI to complete the merger.

Recommendations of the RAI Board of Directors

After consideration and consultation with its advisors and having received the unanimous approval and recommendation of the Transaction Committee, the RAI board of directors (other than Mr. Abelman and Mr. Oberlander, who recused themselves from all discussion and consideration of the merger) (1) adopted the merger agreement, including the merger and the other transactions contemplated thereby, (2) determined that the terms of the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of RAI and its shareholders (other than BAT and its affiliates), (3) recommended that the RAI shareholders approve the merger agreement and (4) declared that the merger agreement and the merger are advisable.

The RAI board of directors, having received the unanimous approval and recommendation of the Transaction Committee, recommends that RAI shareholders vote “FOR” the approval of the merger agreement, “FOR” the approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—RAI’s Purposes and Reasons for the Merger; Recommendation of the Transaction Committee; Recommendation of the RAI Board of Directors,” “RAI Proposal II: Non-Binding, Advisory Vote on Transaction-Related Named Executive Officer Compensation” and “RAI Proposal III: Adjournment of Special Meeting” beginning on pages [●], [●] and [●], respectively, of this proxy statement/prospectus.

RAI Record Date; Outstanding Shares; Shareholders Entitled to Vote

The RAI board of directors has fixed 5:00 p.m. (Eastern Time) on [●], 2017, as the RAI record date, for determination of the RAI shareholders entitled to vote at the special meeting and any adjournment or postponement thereof. Only RAI shareholders of record on the RAI record date are entitled to receive notice of, and to vote at, the special meeting or any adjournment or postponement thereof.

As of the RAI record date, there were [●] shares of RAI common stock outstanding and entitled to vote at the special meeting, held by approximately [●] record holders. As of the RAI record date, there were [●] shares of Series B preferred stock of RAI, all of which is owned by a wholly owned subsidiary of RAI and are not entitled to vote. Of the [●] shares of RAI common stock outstanding and entitled to vote at the special meeting, [●] shares are not owned, directly or indirectly, by the BAT Group or any of RAI’s subsidiaries.

Pursuant to the terms of the merger agreement, BAT has agreed to cause all shares of RAI common stock held by the BAT Group to be voted in favor of approval of the merger agreement and the other proposals to be considered at the special meeting. However, while the shares of RAI common stock held by the BAT Group will be included for purposes of determining whether, as required by law, a majority of the outstanding shares of RAI capital stock have approved the merger agreement, completion of the merger also requires receipt of the unaffiliated shareholder approval.

Each outstanding share of RAI common stock is entitled to one vote. The number of shares you own is reflected on your proxy card.

An alphabetical list of the names of all shareholders of record as of the RAI record date will be available for inspection by any RAI shareholder or his, her or its representative, upon written demand, during the period from [●], 2017, to [●], 2017. This list can be viewed at RAI’s corporate offices located at 401 North Main Street, Winston-Salem, North Carolina 27101 between the hours of 8:30 a.m. and 5:00 p.m. (Eastern Time). Under applicable North Carolina law, a shareholder or his, her or its representative may, under certain circumstances and at the shareholder’s expense, copy the list during the period it is available for inspection. A shareholder desiring to inspect and/or copy the shareholder list should contact RAI’s Office of the Secretary at P.O. Box 2990, Winston-Salem, North Carolina 27102-2990 (phone: (336) 741-2000), to make necessary arrangements. In addition, RAI will make the shareholder list available for inspection to any shareholder or his, her or its representative during the special meeting.

Quorum

A quorum of shareholders is necessary to hold a valid meeting. The record holders, present in person or by proxy at the special meeting, of a majority of the shares of RAI common stock entitled to vote constitute a quorum. Abstentions and broker non-votes will be counted in determining the existence of a quorum. A broker non-vote occurs on an item when a nominee or intermediary is not permitted to vote without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the nominee or intermediary with such instructions. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment or postponement of that meeting unless a new record date is or must be set for that adjourned meeting (which must be done if the new meeting date is more than 120 days after the date of the original meeting). Subject to the provisions of the NCBCA, at any adjourned meeting any business may be transacted that might have been transacted at the original meeting if a quorum exists with respect to the matter proposed.

Required Vote

Item		Vote Necessary*
RAI Proposal I	Approval of the Merger Agreement

Approval requires the affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of RAI capital stock entitled to vote as of the RAI record date. The Series B preferred stock of RAI, all of which is owned by a wholly owned subsidiary of RAI, is not entitled to vote.

Approval also requires obtaining the unaffiliated shareholder approval, which requires the affirmative vote of a majority of the outstanding shares of RAI common stock that are entitled to vote as of the RAI record date and present (in person or by proxy) and

Item		Vote Necessary*
voting at the special meeting that are not owned by the BAT Group or any of RAI’s subsidiaries.
RAI Proposal II	Non-Binding, Advisory Vote on Transaction-Related Named Executive Officer Compensation	Approval requires the affirmative vote of a majority of the shares of RAI common stock that are entitled to vote as of the RAI record date and present (in person or by proxy) and voting at the special meeting.

RAI Proposal III	Adjournment of Special Meeting	Approval requires the affirmative vote of a majority of the shares of RAI common stock that are entitled to vote as of the RAI record date and present (in person or by proxy) and voting at the special meeting.

*	Under the rules of the NYSE, if you hold your shares of RAI common stock in street name, your nominee or intermediary may not vote your shares without instructions from you. Without your voting instructions, a broker non-vote will occur on RAI Proposal I, RAI Proposal II and RAI Proposal III. Abstentions from voting and broker non-votes will have the same effect as a vote “AGAINST” approval of the merger agreement by holders of a majority of the outstanding shares of RAI capital stock entitled to vote as of the RAI record date, however, abstentions from voting and broker non-votes will have no effect on determining whether the unaffiliated shareholder approval is obtained. Abstentions and broker non-votes will have no effect on RAI Proposal II or RAI Proposal III.

Share Ownership of and Voting by RAI Directors and Executive Officers

At the RAI record date, RAI’s directors and executive officers and their affiliates beneficially owned and had the right to vote [●] shares of RAI common stock at the special meeting, which represents less than [●]% of the shares of RAI common stock entitled to vote at the special meeting.

RAI’s directors and executive officers intend to vote their shares “FOR” the approval of the merger agreement, “FOR” the approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation and “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

Voting of Shares

If your shares of RAI common stock are registered directly in your name with RAI’s transfer agent (Computershare), then you are considered to be the shareholder “of record” with respect to those shares, and this proxy statement/prospectus and the accompanying proxy materials are being sent directly to you by RAI. If your shares of RAI common stock are held in the name of a nominee or intermediary, then you are considered to hold those shares in street name or to be the beneficial owner of such shares. If you are a beneficial owner, then this proxy statement/prospectus and the accompanying proxy materials are being forwarded to you by your nominee or intermediary who is considered the record shareholder with respect to the shares.

You may vote in person at the special meeting or you may designate another person—your proxy—to vote your shares of RAI common stock. The written document used to designate someone as your proxy also is called a proxy or proxy card. We urge you to submit a proxy to have your shares of RAI common stock voted even if you plan to attend the special meeting. You can always change your vote at the special meeting.

If you are a record shareholder of RAI common stock, then you can have your shares voted by submitting a proxy over the Internet, by mail or by telephone by following the instructions on your proxy card. The deadline for voting by proxy over the Internet or by telephone for the special meeting is [●] (Eastern Time) on [●], 2017.

If you are a beneficial owner and hold your shares of RAI common stock in street name, or through a nominee or intermediary, such as a bank or broker, you will receive separate instructions from such nominee or intermediary describing how to vote your shares. The availability of Internet or telephonic voting will depend on the intermediary’s voting process. Please check with your nominee or intermediary and follow the voting instructions provided by your nominee or intermediary with these materials.

If you plan to attend the special meeting and vote in person and you hold your shares of RAI common stock directly in your own name, then we will give you a ballot when you arrive. However, if you hold your shares in street name, then you must obtain a legal proxy assigning to you the right to vote your shares from the nominee or intermediary who is the record shareholder. The legal proxy must accompany your ballot to vote your shares in person.

If you participate in the RAI Savings Plan, or in the Puerto Rico SIP, then your proxy card will serve as voting instructions for the trustee of the RAI Savings Plan or the custodian of the Puerto Rico SIP for shares of RAI common stock considered allocated to your account under the RAI Savings Plan or the Puerto Rico SIP. Shares of RAI common stock for which no instructions are received will be voted by the trustee of the RAI Savings Plan and the custodian of the Puerto Rico SIP in the same proportion as the shares for which instructions are received by each of them. You will receive information telling you how to instruct the trustee of the RAI Savings Plan or the custodian of the Puerto Rico SIP, as applicable, and the time by which you must provide such instruction.

You may specify whether your shares should be voted for or against, or whether you abstain from voting with respect to, each of the proposal to approve the merger agreement, the proposal to approve, on a non-binding, advisory basis, the transaction-related named executive officer compensation and the proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

If you sign and return a proxy card, one of the individuals named on the card (your proxy) will vote your shares as you have directed. If you are a record shareholder and return a signed proxy card, or if you give your proxy by telephone or over the Internet, but do not make specific choices, your proxy will vote your shares in accordance with the RAI board of directors’ recommendation listed below.

Item		Recommendation of RAI Board of Directors
RAI Proposal I	Approval of the Merger Agreement	“FOR”

RAI Proposal II	Non-Binding, Advisory Vote on Transaction-Related Named Executive Officer Compensation	“FOR”

RAI Proposal III	Adjournment of Special Meeting	“FOR”

If any other matter is presented at the special meeting, then your proxy will vote in accordance with his or her best judgment. As of the date of this proxy statement/prospectus, RAI knows of no other matters that had been properly presented to be acted upon at the special meeting.

Your vote is very important, regardless of the number of shares of RAI common stock that you own. Whether or not you expect to attend the special meeting in person, please submit a proxy as promptly as possible, so that your shares of RAI common stock may be represented and voted at the special meeting. If your shares are held in the name of a nominee or intermediary, please follow the instructions on the voting instruction card furnished to you by such record holder. If you participate in the RAI Savings Plan, or in the Puerto Rico SIP, then your proxy card will serve as voting instructions for the trustee of the RAI Savings Plan or the custodian of the Puerto Rico SIP for shares of RAI common stock considered allocated to your account under the RAI Savings Plan or the Puerto Rico SIP.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote at any time before your shares of RAI common stock are voted at the special meeting by:

•	sending a signed written notice stating that you revoke your proxy to the Office of the Secretary, at Reynolds American Inc., P.O. Box 2990, Winston-Salem, North Carolina 27102-2990;

•	submitting a valid, later-dated proxy via the Internet or by telephone before 11:59 p.m. (Eastern Time) on [●], 2017, or by mailing a later-dated, new proxy card that is received by Broadridge Financial Solutions, Inc. prior to the special meeting; or

•	attending the special meeting (or, if the special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not constitute a vote or revoke any proxy previously given.

If you hold your shares of RAI common stock in street name, you must contact your nominee or intermediary to change your vote or obtain a legal proxy to vote your shares if you wish to cast your vote in person at the special meeting.

Solicitation of Proxies; Expenses of Solicitation

This proxy statement/prospectus is being provided to RAI shareholders in connection with the solicitation of proxies by the RAI board of directors to be voted at the special meeting and at any adjournments or postponements of the special meeting. RAI will bear all costs and expenses in connection with the solicitation of proxies, except that BAT and RAI will each pay 50% of the costs of filing, printing and mailing this proxy statement/prospectus. RAI has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the special meeting and will pay MacKenzie Partners, Inc. a fee of approximately $35,000, plus reimbursement of reasonable out-of-pocket expenses.

RAI is making this solicitation by mail, but RAI’s directors, officers and employees also may solicit by telephone, e-mail, facsimile or in person. RAI will pay for the cost of these solicitations, but these individuals will receive no additional compensation for their solicitation services. RAI will reimburse nominees or intermediaries, if they request, for their expenses in forwarding proxy materials to beneficial owners.

Adjournment; Postponement

Although it is not currently expected, the special meeting may be adjourned or postponed. The special meeting may be adjourned by the vote of a majority of the votes cast on the motion to adjourn without notice other than announcement at the meeting before adjournment. No notices of an adjourned meeting need be given unless a new record date is fixed for the adjourned meeting. A new record date must be fixed if the new meeting date is more than 120 days after the date of the original meeting, in which case a notice of the adjourned meeting will be given to each record shareholder entitled to vote at the new meeting. The special meeting may be postponed by any officer entitled to preside at or to act as secretary at the special meeting. At any subsequent reconvening of the special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting, and all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Tabulation of Votes; Results

RAI will retain an independent party, Broadridge Financial Solutions, Inc., to receive and tabulate the proxies, and to serve as the inspector of election to certify the results of the special meeting.

Preliminary voting results will be announced at the special meeting, and will be set forth in a press release that RAI intends to issue after the special meeting. The press release will be available on RAI’s website. Final voting results are expected to be published in a Current Report on Form 8-K filed with the SEC within four business days after the special meeting. A copy of that Current Report on Form 8-K will be available on RAI’s website after its filing with the SEC.

Confidentiality

The votes of all RAI shareholders will be held in confidence from RAI’s directors, officers and employees, except:

•	as necessary to meet applicable legal requirements and to assert or defend claims for or against RAI;

•	in case of a contested proxy solicitation;

•	if a shareholder makes a written comment on the proxy card or otherwise communicates his, her or its vote to management; or

•	to allow the independent inspector of election to certify the results of the vote.

Other Information

The matters to be considered at the special meeting are of great importance to RAI shareholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Telephone Toll-Free: (800) 322-2885

Telephone Call Collect: (212) 929-5500

Email: proxy@mackenziepartners.com

or

Reynolds American Inc.

P.O. Box 2990

Winston-Salem, North Carolina 27102-2990

Attention: Investor Relations

Email: raiinvestorrelations@reynoldsamerican.com

Telephone: (366) 741-2000

THE MERGER AGREEMENT

The following summarizes the material provisions of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. The rights and obligations of BAT and RAI are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. You are urged to read the merger agreement carefully and in its entirety, as well as this proxy statement/prospectus, before making any decisions regarding the merger. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein.

In reviewing the merger agreement and this summary, please remember that they have been included to provide you with information regarding the terms of the merger agreement and are not intended to provide any other factual information about BAT, RAI or any of their respective subsidiaries or affiliates. The merger agreement contains representations and warranties and covenants by each of BAT, BATUS, Merger Sub and RAI, which are summarized below. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	were not intended as statements of fact, but rather as a way of allocating the risk between the parties to the merger agreement if those statements prove to be inaccurate;

•	have been qualified by certain confidential disclosures that were made by each party in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Moreover, information concerning the subject matter of the representations and warranties in the merger agreement and described below may have changed since the date of the merger agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus or in other public filings RAI makes with the SEC. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus.

Terms of the Merger

The merger agreement provides that, on the terms and subject to the conditions in the merger agreement, and in accordance with the NCBCA, upon the completion of the merger, Merger Sub will merge with and into RAI. As a result of the merger, the separate corporate existence of Merger Sub will cease, and RAI will continue as the surviving corporation in the merger and an indirect, wholly owned subsidiary of BAT.

Closing of the Merger

Unless BAT and RAI agree otherwise in writing, the closing of the merger will take place on the third business day following the satisfaction (or, to the extent permitted by the merger agreement and by applicable law, waiver) of all closing conditions set forth in the merger agreement (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by the merger agreement and by applicable law, waiver of those conditions). However, if and to the extent necessary to complete all or any portion of the financing of the merger, as determined by BAT in its sole discretion, the closing will occur on any business day specified by BAT (on no less than three business days’ prior written notice to RAI) during the five business day period beginning on the date on which all of the closing conditions have been satisfied or, to the extent permitted by the merger agreement, waived (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by the merger agreement and by applicable law, waiver of those conditions).

The merger will be effective upon the filing of the articles of merger with the Secretary of State of the State of North Carolina, or at such other time as BAT and RAI may agree and specify in the articles of merger. Upon the completion of the merger, in addition to the other effects specified in the NCBCA, title to all of the real estate and other property owned by each of RAI and Merger Sub will vest in RAI as the surviving corporation, and all liabilities of RAI and Merger Sub will become the liabilities of RAI as the surviving corporation.

Merger Consideration

Under the terms of the merger agreement, upon the completion of the merger, each issued and outstanding share of RAI common stock automatically will be converted into the right to receive the merger consideration, consisting of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share plus (2) $29.44 in cash, without interest, and otherwise subject to adjustments to prevent dilution in accordance with the merger agreement, other than:

•	such shares that are owned by BAT or any of its subsidiaries immediately prior to the completion of the merger (which will cease to be outstanding and automatically be canceled upon the completion of the merger, and no consideration will be delivered or deliverable in exchange thereof); or

•	such shares that are held by a holder who has properly asserted (and not lost or effectively withdrawn) his, her or its appraisal rights for such shares in accordance with Article 13 of the NCBCA (which will not be converted into or represent the right to receive the merger consideration, but instead will only be entitled to receive such consideration as may be determined to be due with respect to such shares pursuant to and subject to the requirements of Article 13 of the NCBCA and in accordance with the merger agreement).

Each share of RAI’s series B preferred stock issued and outstanding immediately prior to the completion of the merger, all of which were, as of the date of the merger agreement, held by a wholly owned subsidiary of RAI, will remain issued and outstanding as one share of series B preferred stock of RAI, as the surviving corporation.

Fractional ADSs

Holders of RAI common stock will not receive any fractional BAT ADSs in the merger. Instead of fractional BAT ADSs, each holder of RAI common stock who would otherwise be entitled to receive a fractional BAT ADS will be entitled under the terms of the merger agreement to receive a cash payment (subject to customary rounding) in an amount as determined below.

As promptly as practicable after the completion of the merger, the exchange agent will determine the excess of (1) the aggregate number of BAT ADSs (rounded up to the nearest whole number) to be issued as the stock portion of the merger consideration over (2) the aggregate whole number of BAT ADSs to be distributed to holders of shares of RAI common stock, such excess referred to as the excess shares. The exchange agent, as agent for the applicable holders, will sell the excess shares at then-prevailing prices on the NYSE. The net proceeds from the sale of excess shares will be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the exchange agent incurred in connection with such sale or sales. The exchange agent will determine the portion of such net proceeds (subject to customary rounding) to which each applicable holder is entitled, if any, by multiplying (1) the amount of the net proceeds from the sale of excess shares on the NYSE in accordance with the merger agreement by (2) a fraction, the numerator of which is the amount of the fractional BAT ADS interest to which such holder is entitled (after taking into account all shares exchanged by such holder) and the denominator of which is the aggregate amount of fractional BAT ADS interests to which all applicable holders are entitled.

Representations and Warranties

In the merger agreement, RAI has made representations and warranties regarding, among other topics:

•	organization, standing, corporate power, organizational documents and ownership of subsidiaries;

•	capital structure, including the number of shares of capital stock of RAI and equity-based awards outstanding;

•	authority to execute and deliver and perform its obligations under, and to complete the transactions contemplated by, the merger agreement, and the enforceability of the merger agreement against RAI;

•	declaration by the RAI board of directors, having received the unanimous recommendation of the Transaction Committee, of the approval of the merger agreement and the plan of merger contained therein, and the merger and the other transactions contemplated by the merger agreement, and the advisability of the merger agreement;

•	inapplicability of “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statutes to the merger agreement, the merger or the other transactions contemplated thereby;

•	absence of conflicts with, or violations of, organizational documents, applicable law and certain contracts as a result of RAI entering into the merger agreement, performing its obligations thereunder, completing the merger and the other transactions contemplated thereby and compliance with the terms of the merger agreement;

•	consents and approvals required in connection with the transactions contemplated by the merger agreement;

•	SEC documents, financial statements, internal controls, disclosure controls, accounting practices and compliance with NYSE listing requirements;

•	absence of undisclosed liabilities and off-balance sheet arrangements;

•	accuracy of information supplied or to be supplied in this proxy statement/prospectus, the Schedule 13E-3, the BAT prospectus and the BAT circular;

•	absence of a material adverse effect and, other than in connection with the transactions contemplated by the merger agreement, the conduct of business in the ordinary course consistent with past practice in all material respects, since January 1, 2016;

•	tax matters;

•	employee benefits and labor matters, including matters related to employee benefit plans, and compliance with the Employee Retirement Income Security Act of 1974, as amended;

•	absence of certain litigation or other actions pending or, to the knowledge of RAI, threatened against RAI or any of its subsidiaries;

•	compliance with applicable laws and permits;

•	owned and leased property;

•	certain intellectual property matters;

•	material contracts;

•	broker’s fees and expenses payable in connection with the merger;

•	receipt of an opinion from each of RAI’s financial advisors; and

•	insurance matters.

In the merger agreement, BAT, BATUS and Merger Sub have made representations and warranties regarding, among other topics:

•	organization, standing, corporate power, organizational documents and ownership of subsidiaries;

•	capital structure, including the number of BAT ordinary shares, BAT treasury shares and BAT ordinary shares represented by BAT ADSs and equity-based awards outstanding;

•	authority to execute and deliver and perform their obligations under, and to complete the transactions contemplated by, the merger agreement, and the enforceability of the merger agreement against BAT, BATUS and Merger Sub;

•	declaration by the BAT board of directors of the advisability of the merger agreement, including the plan of merger contained therein, and the other applicable transactions contemplated thereby and the approval and adoption of the merger agreement, including the plan of merger contained therein, and the other applicable transactions contemplated thereby;

•	absence of conflicts with, or violations of, organizational documents, applicable law and certain contracts as a result of BAT, BATUS or Merger Sub entering into the merger agreement, performing their respective obligations under the merger agreement, completing the merger and the other transactions contemplated thereby and compliance with the terms of the merger agreement;

•	consents and approvals required in connection with the transactions contemplated by the merger agreement;

•	public reports, circulars, notices, prospectuses and resolutions, financial statements, internal controls, disclosure controls, accounting practices and compliance with stock exchange listing requirements;

•	absence of undisclosed liabilities;

•	accuracy of information supplied or to be supplied in this proxy statement/prospectus, the BAT prospectus, the BAT circular and the Schedule 13E-3;

•	absence of a material adverse effect and, other than in connection with the transactions contemplated by the merger agreement, the conduct of business in the ordinary course consistent with past practice in all material respects, since January 1, 2016;

•	tax matters;

•	absence of certain litigation or other actions pending or, to the knowledge of BAT, threatened against BAT or any of its subsidiaries;

•	compliance with applicable laws and permits;

•	certain intellectual property matters;

•	broker’s fees and expenses payable in connection with the merger; and

•	sufficiency of funds to pay amounts required in connection with the merger and certain other matters relating to the acquisition facility.

Certain of the representations and warranties in the merger agreement are subject to exceptions or qualifications, including, in certain cases, knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers or executives of the party making the representation did not have actual knowledge (following reasonable inquiry of those persons primarily responsible for such matter but without further investigation by such person).

Material Adverse Effect

Certain of the representations and warranties in the merger agreement are also subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or has had or would reasonably be expected to have material adverse effect).

The merger agreement provides that a “material adverse effect” means, with respect to any person, any change, effect, event, circumstance, development or occurrence that, individually or in the aggregate with all other changes, effects, events, circumstances, developments or occurrences, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of such person and its subsidiaries, taken as a whole. However, no effect resulting or arising from or relating to any of the following matters will be considered, either alone or in combination, to constitute or contribute to a material adverse effect:

•	changes in economic or political conditions or the financing, banking, currency or capital markets in general, including with respect to interest rates or currency exchange rates, except that such changes will be considered in determining whether there has been, or would reasonably be expected to be, a material adverse effect to the extent that such changes are materially disproportionately adverse to the business, results of operations or financial condition of such person and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such person and its subsidiaries primarily operate (in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect);

•	changes in laws or changes in accounting requirements or principles (or interpretation or enforcement thereof), except that such changes will be considered in determining whether there has been, or would reasonably be expected to be, a material adverse effect to the extent that such changes are materially disproportionately adverse to the business, results of operations or financial condition of such person and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such person and its subsidiaries primarily operate (in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect);

•	changes affecting industries, markets or geographical areas in which such person or its subsidiaries conduct their respective businesses, except that such changes will be considered in determining whether there has been, or would reasonably be expected to be, a material adverse effect to the extent that such changes are materially disproportionately adverse to the business, results of operations or financial condition of such person and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such person and its subsidiaries primarily operate (in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect);

•	the negotiation, announcement, execution, pendency or performance of the merger agreement or the completion of the transactions contemplated by the merger agreement;

•	a decline in the market price, credit rating or trading volume of such person’s securities, except that this clause will not prevent or otherwise affect a determination that any change, effect, event, circumstance, development or occurrence underlying such decline has resulted in or contributed to a material adverse effect;

•	any natural disaster or any conditions resulting from natural disasters, except that such changes will be considered in determining whether there has been, or would reasonably be expected to be, a material adverse effect to the extent that such changes are materially disproportionately adverse to the business, results of operations or financial condition of such person and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such person and its subsidiaries primarily operate (in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect);

•

acts of terrorism, sabotage, military action, armed hostilities or war (whether or not declared) or any outbreak, escalation or worsening thereof, except that such changes will be considered in determining whether there has been, or would reasonably be expected to be, a material adverse effect to the extent that such changes are materially disproportionately adverse to the business, results of operations or financial condition of such person and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such person and its subsidiaries primarily operate (in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect);

•	any actions required under the merger agreement to obtain any approval or authorization under antitrust laws for the completion of the transactions contemplated by the merger agreement, except if such action would (1) require BAT to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses or to consent to any disposition of RAI’s assets or limits on RAI’s freedom of action with respect to any of its businesses or certain other legal restraints under any antitrust laws or (2) result in RAI committing or agreeing to any such restriction to obtain any consents in connection with, or to remove impediments to the transactions contemplated by the merger agreement relating to, any antitrust laws or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action relating to antitrust laws;

•	the failure, in and of itself, of such person to meet any internal or published projections, forecasts, estimates, guidance or predictions in respect of revenues, earnings, profits or other financial or operating metrics before, on or after the date of the merger agreement (it being understood that the underlying facts giving rise or contributing to such change may be taken into account into determining whether there has been, or would reasonably be expected to be, a material adverse effect);

•	any tobacco litigation commenced (1) prior to the date of the merger agreement or (2) on or after the date of the merger agreement other than, solely with respect to clause (2), any tobacco litigation brought by or on behalf of any governmental entity to the extent such tobacco litigation is not a part of or an extension or expansion of any tobacco litigation commenced prior to the date of the merger agreement; or

•	any law, judgment or action enacted, promulgated, proposed or threatened by the FDA or any other governmental entity that could have the effect of banning or materially restricting the use of menthol in any product sold or distributed by RAI or BAT or any of their respective subsidiaries.

Conduct of Business

Each of BAT and RAI has undertaken certain covenants in the merger agreement restricting the conduct of their respective businesses between the date of the merger agreement and the completion of the merger. In general, but subject to the exceptions in the merger agreement, each of BAT and RAI has agreed to (1) conduct its business in the ordinary course in all material respects consistent with past practice and (2) use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships, including by maintaining its relations and goodwill with all material suppliers, material customers, material licensors, material licensees, material distributors and governmental entities and keeping available the services of its current officers and employees.

RAI has also agreed that, except as previously agreed with BAT or otherwise expressly permitted or expressly contemplated by the merger agreement or required by applicable law or with the prior written consent of BAT (such consent not to be unreasonably withheld, conditioned or delayed), from the date of the merger agreement to the completion of the merger, it will not, and it will not permit any of its subsidiaries to, do any of the following, subject to certain exceptions:

•

declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (1) regular quarterly cash dividends of $0.51 per share of RAI common stock with declaration, record and payment dates consistent with past practice and in accordance with

RAI’s current dividend policy and (2) dividends and distributions by any RAI subsidiary to its applicable parent;

•	split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock, other equity interests or voting securities or issue any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;

•	repurchase, redeem or otherwise acquire from any third party any capital stock or voting securities of, or equity interests in, RAI or its subsidiaries or any securities of RAI or its subsidiaries convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, RAI or any of its subsidiaries, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (1) the withholding of shares of RAI common stock to satisfy tax obligations with respect to RAI equity-based awards granted pursuant to benefit plans of RAI and (2) the acquisition by RAI of RAI equity-based awards granted pursuant to benefit plans of RAI in connection with the forfeiture of such equity-based awards;

•	except for transactions solely between RAI and its wholly owned subsidiaries or between wholly owned RAI subsidiaries, issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien (1) shares of capital stock of RAI or its subsidiaries, (2) any other equity interests or voting securities of RAI or its subsidiaries, (3) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, RAI or its subsidiaries, (4) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, RAI or its subsidiaries, (5) any rights issued by RAI or its subsidiaries that are linked in any way to the price of capital stock of RAI or its subsidiaries, the value of RAI or any of its subsidiaries or any part of RAI or its subsidiaries or any dividends or other distributions declared or paid on any capital stock of RAI or its subsidiaries, or (6) indebtedness of RAI that has the right to vote, or is convertible into or exchangeable for securities having the right to vote, on any matters on which RAI shareholders may vote, in each case, other than the issuance of shares of RAI common stock upon the vesting or settlement of RAI stock awards (a) outstanding on the date of the merger agreement and in accordance with the terms of the applicable award in effect on the date of the merger agreement or (b) granted after the date of the merger agreement in accordance with the merger agreement;

•	amend the RAI articles of incorporation or the RAI bylaws or amend in any material respect the organizational documents of any subsidiary of RAI;

•	except as required to comply with any contract or benefit plan of RAI or its subsidiaries in effect on the date of the merger agreement, as contemplated by the terms of the merger agreement or, solely in respect of clauses (1), (2), (3) and (5), in the ordinary course of business consistent with past practice, (1) increase the compensation or benefits payable or provided to any current or former directors, officers, employees, individual independent contractors or individual consultants of RAI or any of its subsidiaries, (2) establish, adopt, enter into, amend (including acceleration of vesting or payment), modify or terminate any benefit plan of RAI or its subsidiaries, other than amendments, renewals and other changes, or the adoption of new benefit plans for RAI or its subsidiaries, that do not result in a material increase in benefits-related costs, (3) grant, grant any right to receive, or pay any severance, termination, change in control, retention or similar compensation or benefits or increase in any manner such compensation or benefits to any current or former directors, officers, employees, individual independent contractors or individual consultants of RAI or any its subsidiaries, (4) grant any awards under any benefit plan other than any awards provided in the ordinary course of business consistent with past practice in connection with the hire or promotion of any current or former directors, officers, employees, individual independent contractors or individual consultants of RAI or any its subsidiaries or (5) take any action to fund or in any other way secure the payment of compensation or benefits under any contract or benefit plan;

•	make any material change in financial accounting methods, principles or practices, except as required by a change in U.S. GAAP after the date of the merger agreement;

•	other than pursuant to cash management or investment portfolio activities performed in the ordinary course of business consistent with past practice, directly or indirectly acquire in any transaction any equity interest in or business of any person or other entity or division thereof or any properties or assets for consideration in excess of $50.0 million in the aggregate (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice or any transaction solely between RAI and any of its wholly owned subsidiaries or between such wholly owned subsidiaries, in each case, in the ordinary course of business consistent with past practice);

•	sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any lien, or otherwise dispose of any material properties, rights or assets of RAI or any of its subsidiaries (other than intellectual property, which is the subject of the 16th bullet of this section), except (1) pursuant to contracts or commitments in effect on the date of the merger agreement (or entered into after the date of the merger agreement without violating the terms of the merger agreement), (2) for the sale, lease or license of products and services with a fair market value not in excess of $25.0 million and made in the ordinary course of business consistent with past practice, (3) in connection with any waiver, release, assignment, settlement, compromise or action otherwise permitted under the merger agreement or (4) in connection with cash management or investment portfolio activities performed in the ordinary course of business consistent with past practice;

•	incur any indebtedness, except for (1) borrowings under any of RAI’s existing credit facilities that are made in the ordinary course of business consistent with past practice and, in any case, not in excess of $1.0 billion, in the aggregate, (2) other borrowings not in excess of $25.0 million, in the aggregate or (3) intercompany indebtedness among RAI and its wholly owned subsidiaries in the ordinary course of business consistent with past practice;

•	make any capital expenditure in excess of $10.0 million individually and $30.0 million in the aggregate for all such capital expenditures that are not contemplated by RAI’s existing capital plans previously disclosed to BAT;

•	make any loans, advances or capital contributions to, or investments in, any person in excess of $5.0 million individually and $25.0 million in the aggregate, other than (1) cash management or investment portfolio activities performed in the ordinary course of business consistent with past practice, (2) in connection with a transaction otherwise permitted under the eighth bullet of this section or (3) between RAI and its wholly owned subsidiary or between such wholly owned subsidiaries;

•	(1) extend, renew, terminate or materially amend or modify any material contract or enter into, extend, renew or materially amend or modify any contract that would have been a material contract if such contract had been entered into prior to the date of the merger agreement or (2) waive, release or assign any material rights, claims or benefits under any such contract;

•	enter into, extend, renew or materially amend or modify any contract for goods and services (1) providing for aggregate annual payments by RAI or any of its subsidiaries in excess of $40.0 million and (2) with durations of greater than one year from the date of such entry, extension, renewal, amendment or modification;

•	waive, release, assign, settle or compromise (1) any action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not create obligations of RAI or any of its subsidiaries other than the payment of monetary damages (a) equal to or less than the amounts reserved with respect thereto on any RAI documents filed with the SEC prior to the date of the merger agreement or (b) not in excess of $25.0 million for any individual action or proceeding and $100.0 million in the aggregate or (2) any action or proceeding relating to the transactions contemplated by the merger agreement other than in accordance with the merger agreement;

•	abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to material intellectual property owned by RAI or any of its subsidiaries, or enter into contracts that impose material restrictions upon RAI or any of its subsidiaries with respect to material intellectual property rights owned by any third party, in each case, other than in the ordinary course of business consistent with past practice;

•	except in the ordinary course of business consistent with past practice, make or change any material tax election, change any annual tax accounting period, change or consent to any material change in any tax accounting method, file any amended material tax return, enter into any closing agreement related to a material tax, surrender any right to claim a material tax refund, settle any material tax liability, request any material tax ruling or waive, extend or consent to any extension or waiver of the statute of limitations period applicable to any material tax, tax claim or assessment;

•	enter into any new line of business outside of the existing businesses of the RAI Group;

•	adopt a plan of complete or partial liquidation or resolutions providing for the dissolution, restructuring, recapitalization or other similar reorganization of RAI or dissolve or liquidate any material subsidiary of RAI;

•	file, issue, release or otherwise publish any projections, forecasts, estimates, guidance or predictions in respect of revenues, earnings, profits or other financial or operating metrics that are not required by applicable law to be included in this proxy statement/prospectus, as determined by RAI in good faith (after consultation with its outside legal counsel);

•	enter into any material joint venture, partnership or other similar arrangement; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

In addition, BAT has agreed that, except as previously agreed with RAI or otherwise expressly permitted or expressly contemplated by the merger agreement or required by applicable law or with the prior written consent of RAI (such consent not to be unreasonably withheld, conditioned or delayed), from the date of the merger agreement to the completion of the merger, BAT will not do any of the following, subject to certain exceptions:

•	declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares or property or any combination thereof) in respect of, any of its shares, other equity interests or voting securities, other than (1) regular half year and annual cash dividends with respect to the BAT ordinary shares and BAT ADSs, with amounts and declaration, record and payment dates consistent with past practice and in accordance with BAT’s currently publicly announced dividend policy, subject to periodic increases and modifications as determined by the BAT board of directors in the ordinary course of business consistent with past practice and BAT’s publicly announced dividend policy and (2) dividends and distributions with record dates after the completion of the merger;

•	split, combine, subdivide or reclassify any of its shares, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for shares or other equity interests or voting securities or issue any other securities in respect of, in lieu of or in substitution for shares, other equity interests or voting securities;

•	repurchase, redeem or otherwise acquire from any third party any shares or voting securities of, or equity interests in, BAT or any securities of BAT convertible into or exchangeable or exercisable for shares or voting securities of, or equity interests in, BAT or any warrants, calls, options or other rights to acquire any such shares, securities or interests, other than the acquisition by BAT of BAT equity-based awards granted pursuant to the BAT share plans in connection with the forfeiture of such equity-based awards;

•

except for transactions solely between BAT and its wholly owned subsidiaries or between wholly owned BAT subsidiaries, issue, deliver, sell or grant (1) any shares of capital stock of BAT, (2) any other equity interests or voting securities of BAT, (3) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, BAT, (4) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, BAT, (5) any rights issued by BAT that are linked in any way to the price of any class, or any shares, of capital stock of BAT, the value of BAT or any part of BAT or any dividends or other distributions declared or paid on any shares of capital stock of BAT or (6) indebtedness of BAT that has the right to vote, or is convertible into or exchangeable for securities having the right to vote, on any matters on which BAT shareholders may vote, in each case, other than the grant of any BAT equity-based awards pursuant to the BAT share plans and the issuance of any BAT ordinary shares or BAT ADSs in connection with any BAT equity-based awards;

•	amend the articles of association of BAT, except for such changes as would not reasonably be expected to prevent, delay or impede the completion of the merger or would require approval from the holders of BAT ordinary shares;

•	make any material change in financial accounting methods, principles or practices, except as required by a change in IFRS after the date of the merger agreement or as required in connection with the registration under the Securities Act of the BAT ordinary shares contemplated by the merger agreement;

•	adopt a plan of complete or partial liquidation or resolutions providing for the dissolution, restructuring, recapitalization or other similar reorganization of BAT; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Each of RAI and BAT also agreed that it will not, and will not permit any of their respective subsidiaries to, take any action that would, or that would reasonably be expected to, result in any condition to the merger not being satisfied prior to December 31, 2017 (referred to as the end date), other than as expressly permitted under the merger agreement.

In addition, each of RAI and the BAT has agreed to promptly advise the other of any change or event, of which it has knowledge, (1) that has had or is reasonably likely to have a material adverse effect or (2) that would constitute or would be reasonably likely to cause a material breach of any of its representations, warranties or covenants contained in the merger agreement (if such breach would result in a condition to the completion of the merger not being satisfied by the end date).

No Solicitation of Takeover or Alternative Proposals

RAI has agreed, except as otherwise provided in the merger agreement, not to, and not to authorize or permit any of its subsidiaries or any of its or their respective officers, directors, employees or representatives to, directly or indirectly:

•	solicit, initiate, knowingly encourage, induce or facilitate, or furnish or disclose non-public information in furtherance of, any “company takeover proposal” (as defined below), or any inquiry or proposal that would reasonably be expected to result in or lead to a company takeover proposal;

•	enter into any agreement with respect to any company takeover proposal (except certain confidentiality agreements in accordance with the merger agreement); or

•	enter into, participate in or continue any discussions or negotiations with any person (other than its representatives) regarding, or furnish or disclose to any person any non-public information with respect to, or otherwise cooperate in any way with any person (whether or not a person making a company takeover proposal) with respect to, any company takeover proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a company takeover proposal.

Additionally, RAI has agreed to (1) immediately cease and cause to be terminated all discussions or negotiations with any person conducted prior to the date of the merger agreement with respect to a company takeover proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a company takeover proposal, (2) promptly request each person, if any, that has executed a confidentiality agreement in the last 12 months in respect of a company takeover proposal to return or destroy all information RAI or its subsidiaries or representatives have furnished to such person or its representatives and (3) reasonably promptly terminate all physical and electronic data room access previously granted to any such person or its representatives.

Notwithstanding these restrictions, the merger agreement provides that at any time prior to obtaining the RAI shareholder approvals, RAI and its representatives may, in response to a written company takeover proposal that the RAI board of directors or the Transaction Committee determines in good faith (after consultation with its outside legal counsel and financial advisor) is bona fide and constitutes, or is reasonably expected to result in or lead to, a “superior proposal” (as defined below), and which was unsolicited, was made after the date of the merger agreement and did not otherwise result from a breach of the non-solicitation obligations described above, subject to compliance with the provisions of the merger agreement described in the following paragraph, take the following actions:

•	furnish information to the person making such company takeover proposal and its representatives (provided that all such information has been or is provided to BAT prior to or substantially concurrent with the time it is provided to such person) pursuant to a confidentiality agreement that meets certain requirements set forth in the merger agreement; and

•	participate in discussions regarding the terms of such company takeover proposal and the negotiation of such terms with, and only with, the person or group of persons making such company takeover proposal and its representatives, in each case, if and so long as the RAI board of directors or the Transaction Committee determines in good faith after consultation with its outside legal counsel that providing such information or engaging in such negotiations or discussions is reasonably likely to be required for the directors to comply with their fiduciary duties under applicable law.

The merger agreement also requires RAI to (1) promptly, and in any event within 24 hours, advise BAT in writing of any company takeover proposal or any request for non-public information or inquiry that would reasonably be expected to result in, lead to or that contemplates a company takeover proposal, the identity of the person making such company takeover proposal, request or inquiry and the material terms of such company takeover proposal, request or inquiry, (2) keep BAT informed in all material respects on a reasonably current basis of the status, including any change to the material terms of such company takeover proposal, and (3) provide BAT copies of any draft definitive agreements or term sheets sent or provided to or by RAI from or to any third party in connection with a company takeover proposal as soon as practicable after receipt or delivery of the same.

A “company takeover proposal” means any inquiry, proposal or offer (whether or not in writing) with respect to any:

•	tender offer or exchange offer, merger, amalgamation, arrangement, consolidation, share exchange, other business combination or similar transaction involving the RAI Group, pursuant to which any person or group of persons (or affiliates thereof) would acquire 25% or more of the consolidated revenues, net income, EBITDA or assets of the RAI Group, taken as a whole;

•	sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of RAI or otherwise) of any business or assets of RAI or its subsidiaries representing 25% or more of the consolidated revenues, net income, EBITDA or assets of the RAI Group, taken as a whole;

•	issuance, sale or other disposition, directly or indirectly, to any person or group (or affiliates or stockholders thereof) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 25% or more of the voting power of RAI;

•	transaction in which any person or group of persons (or affiliates or stockholders thereof) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which has beneficial ownership or has the right to acquire beneficial ownership, of 25% or more of the voting power of RAI; or

•	combination of the foregoing, in each case, other than the transactions contemplated by the merger agreement.

A “superior proposal” means any bona fide binding written offer (not solicited by or on behalf of RAI or its subsidiaries or any of their respective representatives or otherwise resulting from a breach of the non-solicitation obligations described above) made by a third party after the date of the merger agreement that, if completed, would result in such third party (or its shareholders) owning, directly or indirectly, a majority of the voting power of the capital stock of RAI then outstanding (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets of the RAI Group, taken as a whole, which the RAI board of directors or the Transaction Committee determines in good faith (after consultation with its outside legal counsel and financial advisor) to be (1) more favorable to the holders of RAI common stock from a financial point of view than the merger and the other transaction contemplated by the merger agreement (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and the merger agreement (including any changes to the financial terms of the merger agreement proposed by BAT in response to such offer or otherwise)) and (2) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

BAT has agreed, except as otherwise provided in the merger agreement, not to, and not to authorize or permit any of its subsidiaries or any of its or their respective officers, directors, employees or representatives to, directly or indirectly:

•	solicit, initiate, knowingly encourage, induce or facilitate, or furnish or disclose non-public information in furtherance of, an “alternative proposal” (as defined below), or any inquiry or proposal that would reasonably be expected to result in or lead to an alternative proposal;

•	enter into any agreement with respect to any alternative proposal (except certain confidentiality agreements in accordance with the merger agreement); or

•	enter into, participate in or continue any discussions or negotiations with any person (other than its representatives) regarding, or furnish or disclose to any person any non-public information with respect to, or otherwise cooperate in any way with any person (whether or not a person making an alternative proposal) with respect to, any alternative proposal or any inquiry or proposal that would reasonably be expected to result in or lead to an alternative proposal.

Additionally, BAT has agreed to (1) immediately cease and cause to be terminated all discussions or negotiations with any person conducted prior to the date of the merger agreement with respect to an alternative proposal or any inquiry or proposal that would reasonably be expected to result in or lead to an alternative proposal, (2) promptly request each person, if any, that has executed a confidentiality agreement in the last 12 months in respect of an alternative proposal to return or destroy all information BAT or its subsidiaries or representatives have furnished to such person or its representatives and (3) reasonably promptly terminate all physical and electronic data room access previously granted to any such person or its representatives.

Notwithstanding these restrictions, the merger agreement provides that at any time prior to obtaining the BAT shareholder approval, BAT and its representatives may, in response to a written alternative proposal that the BAT board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) is bona fide and constitutes, or is reasonably expected to result in or lead to, a “superior alternative proposal” (as defined below), and which was unsolicited, was made after the date of the merger agreement and did not otherwise result from a breach of the non-solicitation obligations described above, subject to compliance with the provisions of the merger agreement described in the following paragraph, take the following actions:

•	furnish information to the person making such alternative proposal and its representatives (provided that all such information has been or is provided to RAI prior to or substantially concurrent with the time it is provided to such person) pursuant to a confidentiality agreement that meets certain requirements set forth in the merger agreement; and

•	participate in discussions regarding the terms of such alternative proposal and the negotiation of such terms with, and only with, the person or group of persons making such alternative proposal and its representatives, in each case, if and so long as the BAT board of directors determines in good faith after consultation with its outside legal counsel that providing such information or engaging in such negotiations or discussions is reasonably likely to be required for the directors to comply with their fiduciary duties under applicable law.

The merger agreement also requires BAT to (1) promptly, and in any event within 24 hours, advise RAI in writing of any alternative proposal or any request for non-public information or inquiry that would reasonably be expected to result in or lead to or that contemplates an alternative proposal, the identity of the person making such alternative proposal, request or inquiry and the material terms of such alternative proposal, request or inquiry, (2) keep RAI informed in all material respects on a reasonably current basis of the status, including any change to the material terms of such alternative proposal, and (3) provide RAI copies of any draft definitive agreements or term sheets sent or provided to or by such party from or to any third party in connection with an alternative proposal as soon as practicable after receipt or delivery of the same.

An “alternative proposal” means any inquiry, proposal or offer (whether or not in writing) with respect to any:

•	(1) tender offer or exchange offer, merger, amalgamation, arrangement, consolidation, share exchange, other business combination or similar transaction involving BAT or its subsidiaries, pursuant to which any person or group of persons (or affiliates thereof) would acquire 25% or more of the consolidated revenues, net income, EBIDTA or assets of the BAT Group, taken as a whole, (2) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a BAT subsidiary or otherwise) of any business or assets of BAT or its subsidiaries representing 25% or more of the consolidated revenues, net income, EBITDA or assets of the BAT Group, taken as a whole, (3) issuance, sale or other disposition, directly or indirectly, to any person or group of persons (or affiliates or stockholders thereof) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 25% or more of the voting power of BAT, (4) transaction in which any person or group of persons (or affiliates or stockholders thereof) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which has beneficial ownership or has the right to acquire beneficial ownership, of 25% or more of the voting power of BAT or (5) combination of the foregoing, in each case, that would require, or that would reasonably be expected to cause, BAT to abandon, terminate, materially delay or fail to complete the transactions contemplated by the merger agreement or that would otherwise be reasonably expected to cause a condition to the completion of the merger to be unsatisfied prior to the end date; or

•

transaction (including any merger, consolidation, share exchange, other business combination, partnership, joint venture, sale or acquisition of capital stock of or other equity interests in any entity) involving BAT, any subsidiary of BAT or their respective assets that (1) is not in the ordinary course of business, (2) is a transaction comparable to the transactions contemplated by the merger agreement and

(3) would require, or that would reasonably be expected to cause, BAT to terminate, materially delay or fail to complete the transactions contemplated by the merger agreement or that would otherwise be reasonably expected to cause a condition to the completion of the merger to be unsatisfied prior to the end date.

A “superior alternative proposal” means any bona fide binding written offer (not solicited by or on behalf of BAT or its subsidiaries or any of their respective representatives or otherwise resulting from a breach of the non-solicitation obligations described above) made by a third party with respect to an alternative proposal after the date of the merger agreement, which the BAT board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) to be (1) more favorable to the holders of BAT ordinary shares from a financial point of view than the merger and the other transactions contemplated by the merger agreement (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and the merger agreement (including any changes to the financial terms of the merger agreement proposed by RAI in response to such offer or otherwise)) and (2) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Recommendation of the RAI Board of Directors and the Transaction Committee

Pursuant to the merger agreement, RAI has agreed, through the RAI board of directors and the Transaction Committee, to recommend that its shareholders approve the merger agreement, referred to as the RAI recommendation, and to include the RAI recommendation in this proxy statement/prospectus, except as described below.

The merger agreement provides that, subject to the exceptions described below, the RAI board of directors, the Transaction Committee and each other committee of the RAI board of directors will not:

•	withhold or withdraw (or modify or qualify in any manner adverse to BAT), or propose publicly to withhold or withdraw (or modify or qualify in any manner adverse to BAT), the RAI recommendation;

•	approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, a company takeover proposal; or

•	approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow RAI or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar contract or arrangement (other than certain confidentiality agreements) constituting or relating to, or that is intended to or would reasonably be expected to result in or lead to, any company takeover proposal, or requiring, or that would reasonably be expected to cause, RAI to abandon, terminate, delay or fail to complete, or that would otherwise impede, interfere with or be inconsistent with, the transactions contemplated by the merger agreement, or requiring, or that would reasonably be expected to cause, RAI to fail to comply with the merger agreement.

Notwithstanding the foregoing restrictions, at any time prior to obtaining the RAI shareholder approvals, the RAI board of directors or the Transaction Committee may change its recommendation only if the RAI board of directors or the Transaction Committee, as applicable, determines in good faith (after consultation with its outside legal counsel and financial advisor and after giving effect to all of the adjustments to the terms of the merger agreement that have been offered in writing by BAT) that the failure to do so would be inconsistent with its fiduciary duties under applicable law. However, neither the RAI board of directors nor the Transaction Committee may change its recommendation unless (1) RAI delivers to BAT a written notice advising BAT that the RAI board of directors or the Transaction Committee, as applicable, intends to change its recommendation and specifying the reasons therefor (including, in the case of a superior proposal, the identity of the party making such superior proposal, the material terms and conditions of the superior proposal that is the basis of the proposed action by the RAI board of directors and a copy of the most current version of any proposed definitive agreement(s) with respect to any such superior proposal) and (2) at or after 5:00 p.m., New York City time, on the fourth business day after the delivery of such notice, the RAI board of directors or the Transaction Committee, as applicable, reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that (a) in the case of a superior proposal, such company takeover proposal continues to constitute a superior proposal and (b) the failure to change its recommendation would be inconsistent with its fiduciary duties under applicable law.

In the event of any change in the financial terms or any other material amendment to the terms and conditions of such superior proposal, RAI must deliver a new notice of superior proposal to BAT and again comply with the requirements set forth above with respect to such revised superior proposal (except that the four business day period described above will, after the expiration of the initial four business day period, be shortened to a two business day period). In determining whether to change its recommendation, the RAI board of directors and the Transaction Committee are required to take into account any changes to the terms of the merger agreement proposed in writing by BAT by 5:00 p.m., New York City time, on the last business day of the applicable four business day or two business day period, as applicable, and, if requested by BAT, RAI and its representatives must engage in good faith negotiations with BAT and its representatives to make such adjustments in the terms and conditions of the merger agreement so that any company takeover proposal would cease to constitute a superior proposal or that such failure to change its recommendation would cease to be inconsistent with the RAI board of directors’ or the Transaction Committee’s, as applicable, fiduciary duties under applicable law.

Notwithstanding any recommendation change, if the RAI shareholder approvals are obtained, the requirement under the governance agreement that a majority of the Other Directors approve the transactions contemplated by the merger agreement shall be deemed to have been satisfied.

Recommendation of the BAT Board of Directors

Pursuant to the merger agreement, BAT has agreed, through the BAT board of directors, to recommend without qualification that its shareholders approve the merger agreement and the applicable transactions contemplated by the merger agreement as a Class 1 transaction and authorize the directors of BAT to allot and issue the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration, referred to as the BAT recommendation, and to include such recommendation in this proxy statement/prospectus.

The merger agreement provides that, subject to the exceptions below, the BAT board of directors and each other committee of the BAT board of directors will not:

•	withhold or withdraw (or modify or qualify in any manner adverse to RAI), or propose publicly to withhold or withdraw (or modify or qualify in any manner adverse to RAI) the BAT recommendation;

•	approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, an alternative proposal; or

•	approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow BAT or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar contract or arrangement (other than certain confidentiality agreements) constituting or relating to, or that is intended to or would reasonably be expected to result in or lead to, any alternative proposal, or requiring, or that would reasonably be expected to cause, BAT to abandon, terminate, delay or fail to complete, or that would otherwise impede, interfere with or be inconsistent with, the transactions contemplated by the merger agreement, or requiring, or that would reasonably be expected to cause, BAT to fail to comply with the merger agreement.

Notwithstanding the foregoing restrictions, at any time prior to obtaining the BAT shareholder approval, the BAT board of directors may change its recommendation only if the BAT board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor and after giving effect to all of the adjustments to the terms of the merger agreement that have been offered in writing by RAI) that the failure to do so would be inconsistent with its fiduciary duties under applicable law. However, the BAT board of directors may not change its recommendation unless (1) BAT delivers to RAI a written notice advising RAI that the BAT board of directors intends to change its recommendation and specifying the reasons therefor (including, in the case of a superior alternative proposal, the identity of the party making such superior alternative proposal, the material terms and conditions of the superior alternative proposal that is the basis of the proposed action by the BAT board of directors and a copy of the most current version of any proposed definitive agreement(s) with respect to any such superior alternative proposal) and (2) at or after 5:00 p.m., New York City time, on the fourth business day after the delivery of such notice, the BAT board of directors reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that (a) in the case of a superior alternative proposal, such alternative proposal continues to constitute a superior alternative proposal and (b) the failure to change its recommendation would be inconsistent with its fiduciary duties under applicable law.

In the event of any change in the financial terms or any other material amendment to the terms and conditions of such superior alternative proposal, BAT must deliver a new notice of superior alternative proposal to RAI and again comply with the requirements set forth above with respect to such revised superior alternative proposal (except that the four business day period described above will, after the expiration of the initial four business day period, be shortened to a two business day period). In determining whether to change its recommendation, the BAT board of directors will take into account any changes to the terms of the merger agreement proposed in writing by RAI by 5:00 p.m., New York City time, on the last business day of the applicable four business day or two business day period, as applicable, and, if requested by RAI, BAT and its representatives must engage in good faith negotiations with RAI and its representatives to make such adjustments in the terms and conditions of the merger agreement so that any alternative proposal would cease to constitute a superior alternative proposal or that such failure to change its recommendation would cease to be inconsistent with the BAT board of directors’ fiduciary duties under applicable law.

Efforts to Obtain Required Shareholder Votes

RAI has agreed to hold a special meeting of its shareholders as soon as reasonably practicable for the sole purpose of obtaining the RAI shareholder approvals, and, if applicable, the advisory vote required under the Exchange Act in connection therewith. The RAI board of directors is required to solicit the approval of the merger agreement by RAI shareholders, except to the extent that the RAI board of directors or the Transaction Committee has changed its recommendation as permitted by the merger agreement (as described in “—Recommendation of the RAI Board of Directors and the Transaction Committee” beginning on page [●] of this proxy statement/prospectus). RAI is required to hold its special meeting for the purpose of seeking the RAI shareholder approvals even if the RAI board of directors or Transaction Committee changes its recommendation or a company takeover proposal is made public. The RAI board of directors, having received the unanimous recommendation of the Transaction Committee, has adopted resolutions approving the plan of merger and the transactions contemplated thereby and recommending that RAI shareholders vote “FOR” the approval of the merger agreement.

BAT has also agreed to hold a general meeting of its shareholders as soon as reasonably practicable for the purpose of obtaining the BAT shareholder approval. The BAT board of directors is required to solicit BAT shareholders’ approval of the merger agreement and the share issuance, except to the extent that the BAT board of directors has changed its recommendation as permitted by the merger agreement (as described in “—Recommendation of the BAT Board of Directors” beginning on page [●] of this proxy statement/prospectus). BAT is required to hold its general meeting for the purpose of seeking the BAT shareholder approval even if the BAT board of directors changes its recommendation. The BAT board of directors has approved resolutions approving and adopting the merger agreement and the transactions contemplated thereby and recommending without qualification that BAT’s shareholders approve the merger agreement as a Class 1 transaction and authorize BAT’s directors to allot and issue the BAT ordinary shares underlying the BAT ADSs constituting merger consideration. However, even if the BAT board of directors changes its recommendation in favor of the merger agreement, the BAT Group are required to vote all shares of RAI common stock held by them in favor of approval of the merger agreement.

RAI and BAT are required to use their reasonable best efforts to hold their special meeting and general meeting of shareholders, respectively, on the same date.

Efforts to Complete the Merger

BAT and RAI have each agreed in the merger agreement to use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to complete and make effective, as promptly as practicable, the merger and the other transactions contemplated by the merger agreement, including:

•	taking all reasonable acts necessary to cause the conditions to the completion of the merger set forth in the merger agreement to be satisfied as soon as reasonably practicable;

•	obtaining all mandatory or appropriate nonactions and consents from government entities and making all mandatory or appropriate registrations and filings and taking all reasonable steps as may be necessary to obtain consents from, or to avoid an action by, any governmental entity;

•	obtaining all mandatory or appropriate consents from third parties, provided that no party will be required or permitted to incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain any such consents;

•	defending against lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the completion of the transactions contemplated by the merger agreement; and

•	executing and delivering any additional instruments mandatory or appropriate to complete the transactions contemplated by the merger agreement and to fully carry out the purposes of the merger agreement.

In connection with and without limiting the foregoing, RAI, the RAI board of directors, BAT and the BAT board of directors will (1) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the merger agreement or the transactions contemplated thereby and (2) if any state takeover statute or similar statute or regulation becomes applicable to the merger agreement or the transactions contemplated thereby, take all action necessary to ensure that such transactions may be completed as promptly as practicable on the terms contemplated by the merger agreement and eliminate or minimize the effect of such statute or regulation on the merger and the other transactions contemplated by the merger agreement.

In connection with the receipt of any mandatory or appropriate governmental consents, BAT will not be required to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of RAI’s assets or limits on RAI’s freedom of action with respect to any of its businesses. BAT is also not required to agree to any legal restraint under any antitrust laws that (1) would result in a prohibition or limitation on the ownership or operation by RAI as the surviving corporation, BAT or any of their respective subsidiaries or their respective businesses, properties or assets, (2) would require RAI as the surviving corporation, BAT or any of their respective subsidiaries to dispose of or hold separate any of their respective businesses, properties or assets, (3) would result in a prohibition or limitation on the ability of BAT to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of RAI as the surviving corporation or its subsidiaries, including the right to vote such shares or (4) would result in any prohibition or limitation on BAT effectively controlling the business or operations of RAI as the surviving corporation or its subsidiaries, which legal restraints are referred to collectively as antitrust restrictions. In addition, RAI is not permitted to commit or agree to any such restriction or restraint, to obtain any consents in connection with, or to remove any impediments to the transactions relating to, any antitrust laws or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action relating to antitrust laws.

Subject to applicable law, BAT and RAI will:

•	consult and cooperate with one another, and consider in good faith the views of one another, in connection with obtaining all mandatory or appropriate nonactions and consents from governmental entities;

•	keep one another reasonably informed as to the status of and the processes and proceedings relating to obtaining such nonactions and consents;

•	give prompt notice to the other party of any communication with a governmental entity in connection with the transactions contemplated by the merger agreement or with any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the merger agreement;

•	prior to having any substantive communication with, or submitting certain materials to, a governmental entity in connection with the transactions contemplated by the merger agreement, provide the other party and its counsel a reasonable opportunity to review, and consider in good faith the comments of the other party in connection with, any such communications or other materials; and

•	unless impractical, allow the other party to participate in any substantive teleconference or in-person meetings with a governmental entity in connection with the transactions contemplated by the merger agreement.

BAT will, acting reasonably and in good faith, direct and control all aspects of the parties’ efforts to obtain all mandatory or appropriate nonactions and consents from governmental entities or in any action or proceeding relating to antitrust laws. However, BAT is required to provide RAI with reasonable prior notice of commitments or material actions that BAT proposes to undertake and to consult with and consider the views of RAI with respect to such matters in good faith.

Indemnification and Insurance

Under the terms of the merger agreement, RAI as the surviving corporation has agreed to indemnify, defend and hold harmless to the fullest extent permitted by applicable law, all current or former directors and officers of RAI and any subsidiary of RAI, and all fiduciaries under any benefit plan of RAI, each referred to as an indemnified party, against costs, expenses (including reasonable attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities to the extent related to any claim or action or proceeding arising out of or pertaining to the fact that the indemnified party is or was a director or officer of RAI or any subsidiary of RAI or a fiduciary under any benefit plan of RAI or is or was serving at the request of RAI or any subsidiary of RAI as a director or officer of any business or non-profit enterprise, and to advance expenses to such indemnified parties in connection with an indemnifiable action or proceeding, as long as the indemnified party undertakes to reimburse RAI for all amounts so advanced if a court of competent jurisdiction determines by a final, nonappealable judgment that such indemnified party is not entitled to indemnification. The merger agreement also provides that BAT will cause RAI as the surviving corporation to honor all obligations of the RAI Group to indemnify (including any obligations to advance funds for expenses) each indemnified party and each past and present employee of RAI and any subsidiary of RAI for acts or omissions by such persons occurring prior to the completion of the merger to the extent that such obligations of RAI exist on the date of the merger agreement, to the fullest extent permitted by applicable law.

RAI may in its discretion purchase a “tail” directors’ and officers’ liability insurance policy for claims arising from facts or events prior to or at the completion of the merger and covering the six-year period following the completion of the merger. The cost of such “tail” policy will not, without BAT’s consent, exceed 300% of RAI’s annual premiums paid for such insurance as of the date of the merger agreement, referred to as the maximum premium. If RAI declines to purchase such a “tail” policy, the merger agreement requires BAT to purchase a “tail” policy or to maintain, for a period of six years following the completion of the merger, the directors’ and officers’ liability insurance maintained by RAI as of the date of the merger agreement (or substitute policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions no less advantageous), subject to certain exceptions if the cost of the “tail” policy or the annual premium for such other policy would exceed the maximum premium.

Financing

Subject to the terms and conditions of the merger agreement, BAT has agreed to use reasonable best efforts to obtain the financing required to complete the merger and the other transactions contemplated by the merger agreement, referred as the financing, on a timely basis, including pursuant to the acquisition facility. BAT has agreed to keep RAI reasonably informed of the status of its efforts to arrange the financing and to satisfy the conditions to funding of the financing. For additional information regarding the financing of the merger, see “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Financing of the Merger” beginning on page [●] of this proxy statement/prospectus.

RAI has agreed to use its reasonable best efforts to provide, and to cause its subsidiaries and their respective representatives to provide, subject to certain exceptions, all cooperation reasonably requested by BAT in connection with the arrangement of the financing, including to:

•	participate in reasonable and customary meetings, drafting sessions, due diligence sessions and rating agency presentations;

•	provide BAT and its financing sources with certain financial statements and business and other information (financial or otherwise) regarding RAI that is reasonably necessary for BAT to prepare pro forma financial statements and projections or as is customarily provided in connection with any comparable financing;

•	assist in the preparation of a customary bank information memorandum (as well as a public-side version thereof), materials for rating agency presentations, prospectuses, offering memoranda and private placement memoranda;

•	assist with the preparation of any documents related to the financing or any offering of debt securities in lieu of the financing;

•	execute and deliver customary certificates, accountants’ comfort letters, consents, legal opinions and negative assurance letters in connection with the financing;

•	provide BAT’s underwriters and financing sources with (1) reasonable and customary access to all of its properties, books, contracts, tax returns, commitments, personnel and records and (2) all documentation and other information required by regulatory authorities; and

•	consent to the reasonable use of RAI trademarks, service marks or logos in connection with the financing prior to the close of the merger.

BAT’s obligation to complete the merger is not conditioned upon its obtaining the financing.

Employee Benefit Matters

The merger agreement requires that, for a period beginning on the completion of the merger and ending on December 31, 2018, BAT will provide each continuing employee with:

•	base salary and wages that are no less favorable than those provided to such employee immediately before the completion of the merger;

•	annual target cash bonus opportunities (excluding one-time, special or non-recurring bonuses) that are no less favorable than what was provided to such employee immediately before the completion of the merger;

•	annual target equity-based opportunities (excluding one-time, special or non-recurring awards) that are no less favorable in respect of value than what was provided to such employee immediately before the completion of the merger; and

•	other employee benefits (excluding RAI change in control, transaction bonus and retention arrangements) that are substantially similar in the aggregate to those provided to such employee immediately before the completion of the merger.

BAT will recognize each continuing employee’s years of service with RAI or any of its subsidiaries for purposes of vesting, participation in and level of benefits (excluding benefit accruals for purposes of defined benefit plans) under BAT’s employee benefit plans, so long as that recognition does not result in the duplication of benefits. BAT has also agreed to honor RAI’s 2017 annual bonus plans, with BAT and RAI to specify the process by which achievement of performance goals for the 2017 fiscal year will be determined in the event the completion of the merger occurs prior to the end date.

BAT acknowledges that, as a result of the completion of the merger, an RAI change in control will occur as of the completion of the merger.

RAI agrees to notify BAT promptly of any notice or other communication received by RAI from the Pension Benefit Guaranty Corporation, referred to as the PBGC, regarding any defined benefit pension plan of RAI or any of its subsidiaries. RAI agrees to consult with BAT with respect to any communications with the PBGC.

Equity Based Compensation

Cash-Out RSUs. Upon the completion of the merger, each outstanding cash-out RSU will be canceled and converted into the right to receive (1) the merger consideration for each share of RAI common stock subject to such cash-out RSU, subject to applicable proration, and (2) cash for any dividend equivalent right in respect of such cash-out RSU, in each case, less any required withholding taxes. If a cash-out RSU is also an RAI performance share, the number of shares of RAI common stock deemed subject to such cash-out RSU will be determined by the RAI board of directors (or a committee of the RAI board of directors) prior to the completion of the merger, in accordance with the applicable award agreement and after reasonable consultation with BAT.

RAI DSUs. Upon the completion of the merger, each outstanding RAI DSU will be canceled and converted into the right to receive the merger consideration, or another form of payment as required by the applicable benefit plan that is equal in value to the merger consideration, for each share of RAI common stock subject to such RAI DSU, less any required withholding taxes. The timing of any payment for each outstanding RAI DSU will be in accordance with the applicable award agreement and any related deferral election.

Rollover RSUs. Upon the completion of the merger, each outstanding rollover RSU will be converted into a restricted stock unit of BAT with respect to a target number of BAT ADSs (rounded down to the nearest whole BAT ADS and with any fractional BAT ADSs settled in cash) equal to the product of (1) the target number of shares of RAI common stock subject to the rollover RSU immediately prior to the completion of the merger and (2) the RSU exchange ratio, subject to adjustment as provided in the merger agreement to prevent dilution (each referred to as an adjusted RSU). Each adjusted RSU will be subject to substantially the same terms and conditions applicable to the related RSU immediately prior to the completion of the merger, except that the form of payment upon vesting and settlement will be in BAT ADSs. If the rollover RSU was subject to performance-based vesting prior to the completion of the merger, then the adjusted RSU will continue to provide for performance-based vesting following the completion of the merger based on performance metrics agreed upon by BAT and RAI.

Board of Directors of BAT Following the Merger

Pursuant to the merger agreement, BAT will take all actions necessary to cause three directors serving on the RAI board of directors (other than directors designated for nomination by B&W) immediately prior to completion of the merger to be appointed as members of the BAT board of directors upon completion of the merger. Such directors will be selected by BAT prior to the completion of the merger after consultation with the Transaction Committee.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between BAT and RAI in the preparation of this proxy statement/prospectus, the Schedule 13E-3 transaction statement, the BAT prospectus and the BAT circular;

•	confidentiality and access by each party to certain information about the other party during the period prior to the completion of the merger;

•	cooperation among the parties in connection with public announcements;

•	the use of reasonable best efforts by BAT to cause, on or prior to the completion date, (1) the BAT ADSs to be issued as the stock portion of the merger consideration to be approved for listing on the NYSE, subject to official notice of issuance and (2) the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration to be approved for admission to the premium listing segment of the Official List of the UKLA and to trading on the main market for listed securities of the LSE; and

•	cooperation between BAT and RAI in the defense or settlement of any litigation, action or proceeding relating to the transactions contemplated by the merger agreement.

Conditions to the Merger

The obligations of each of BAT and RAI to complete the merger are subject to the satisfaction or, to the extent legally permissible (and except with respect to the condition described in the second bullet below, which shall not be waivable) waiver on or prior to the completion date of the following conditions:

•	the approval of the merger agreement by holders of a majority of the outstanding shares of capital stock of RAI entitled to vote as of the RAI record date (the Series B preferred stock of RAI, all of which is owned by a wholly owned subsidiary of RAI, is not entitled to vote);

•	receipt of the unaffiliated shareholder approval;

•	receipt of the BAT shareholder approval;

•	the approval for listing of the BAT ADSs issuable as the stock portion of the merger consideration on the NYSE (subject to official notice of issuance);

•	the approval for admission of the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration on the premium listing segment of the Official List of the UKLA and to trading on the main market for listed securities of the LSE subject only to the issue of such BAT ordinary shares upon the completion of the merger;

•	the expiration or termination of the applicable waiting period under the HSR Act and the earlier of the expiration of the waiting period required by the Japanese merger control regulations and the receipt of clearance from the Japan Fair Trade Commission;

•	the absence of any legal restraints that prevent, make illegal or prohibit the completion of the merger or the issuance of the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration;

•	declaration by the SEC of the effectiveness of the registration statement filed on Form F-4 of which this proxy statement/prospectus forms a part and of the registration statement on Form F-6 relating to the BAT ADSs to be issued as the stock portion of the merger consideration (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order);

•	the filing of the BAT prospectus and BAT circular with the UKLA, the approval of such prospectus and circular by the UKLA and the mailing of the BAT circular and the publishing of the BAT prospectus, in each case, in accordance with applicable rules and regulations; and

•	the other party having performed in all material respects all obligations required to be performed by it under the merger agreement that are required to be performed on or prior to the completion date and each party having received a certificate signed by the chief executive officer, chief financial officer or the finance director of the other party, as applicable, certifying that such condition has been satisfied.

The obligations of BAT and Merger Sub to complete the merger are further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the completion date of the following conditions:

•	the representations and warranties of RAI relating to organization, standing and power, capital structure, authority, execution and delivery, enforceability, brokers, schedules of fees and expenses and opinions of financial advisors being true and correct in all material respects as of the date of the merger agreement and as of the completion date (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•	the representation and warranty of RAI relating to the absence of a material adverse effect on RAI being true and correct in all respects as of the date of the merger agreement and as of the completion date;

•	each other representation and warranty of RAI being true and correct (ignoring any “materiality” or “material adverse effect” qualifiers) as of the date of the merger agreement and as of the completion date (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;

•	receipt of an officer’s certificate executed by the chief executive officer or the chief financial officer of RAI certifying that the three preceding conditions have been satisfied; and

•	the absence of any antitrust restriction.

The obligation of RAI to complete the merger is further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the completion date of the following conditions:

•	the representations and warranties of BAT, BATUS and Merger Sub relating to organization, standing, corporate power, capital structure, authority, execution and delivery and enforceability being true and correct in all material respects as of the date of the merger agreement and as of the completion date (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•	the representation and warranty of BAT, BATUS and Merger Sub relating to the absence of a material adverse effect on BAT being true and correct in all respects as of the date of the merger agreement and as of the completion date;

•	each other representation and warranty of BAT, BATUS and Merger Sub being true and correct (ignoring any “materiality” or “material adverse effect” qualifiers) as of the date of the merger agreement and as of the completion date (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect; and

•	receipt of an officer’s certificate executed by the chief executive officer or the finance director BAT certifying that the three preceding conditions have been satisfied.

Pursuant to the requirements of the HSR Act, BAT and RAI filed Notification and Report Forms with respect to the merger with the FTC and DOJ on February 6, 2017 and requested early termination of the HSR Act waiting period. The applicable HSR Act waiting period for the merger expired on March 8, 2017. BAT and RAI intend to file notifications for the merger with the Japan Fair Trade Commission. Approval from the Japan Fair Trade Commission is expected to be received by the end of April 2017.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after receipt of the RAI shareholder approvals or the BAT shareholder approval, under the following circumstances:

•	by mutual written consent of BAT and RAI (in the case of RAI, acting through or on the recommendation of the Transaction Committee); or

•	by either BAT or RAI (in the case of RAI, acting through or on the recommendation of the Transaction Committee) in the event that:

•	the merger is not completed by the end date, except that no party may terminate the merger agreement if the merger is not completed by the end date if such party has breached a representation, warranty or covenant in the merger agreement and such breach has been a principal cause of or resulted in the failure of the transactions contemplated by the merger agreement to be completed on or before the end date (and, in the event all conditions to the completion of the merger have been satisfied but the end date, by its terms, would occur before the expiration of the five business days contemplated in the merger agreement (related to the completion of the financing of the merger), the end date will be extended by the number of days necessary to provide BAT with such five business day period);

•	a legal restraint that prevents, makes illegal or prohibits the completion of the merger or the issuance of the BAT ordinary shares underlying the BAT ADSs constituting the stock portion of the merger consideration has become final and nonappealable, as long as the terminating party has complied in all material respects with its obligations to use its reasonable best efforts to complete the merger and the other transactions contemplated by the merger agreement as promptly as practicable (as described above in “—Efforts to Complete the Merger” beginning on page [●] of this proxy statement/prospectus);

•	the RAI shareholders vote on and fail to approve the merger agreement at the special meeting;

•	BAT shareholders vote on and fail to approve the merger agreement or to authorize the BAT directors to allot and issue the BAT ordinary shares underlying the BAT ADSs to be issued as the stock portion of the merger consideration at the general meeting;

•	the other party breaches or fails to perform any of its covenants or agreements in the merger agreement, or if the other party’s representations or warranties fail to be true and correct, in either case, such that the applicable conditions to the terminating party’s obligations to complete the merger would not then be satisfied and such breach is not capable of being cured by the end date or has not been cured within 30 days after giving written notice to the other party of such breach, except that no party may terminate the merger agreement for this reason if such party is then in material breach of any covenant or agreement in the merger agreement or if such party’s representations or warranties are not true and correct such that the applicable conditions to the other party’s obligations to complete the merger would not then be satisfied; or

•	prior to obtaining the approval of the other party’s shareholders required to complete the merger, the board of directors of the other party (or any committee thereof) (1) withholds, withdraws, modifies or qualifies (in a manner adverse to the terminating party) or proposes publicly to withhold, withdraw, modify or qualify (in a manner adverse to the terminating party), its recommendation to its shareholders to vote in favor of approving the merger agreement and in the case of BAT, the share issuance, or (2) approves, recommends or declares advisable or proposes publicly to approve, recommend or declare advisable an alternative proposal, in the case of BAT, or a company takeover proposal, in the case of RAI.

If the merger agreement is terminated, the merger agreement will become void and have no effect, without any liability or obligation on the part of any party, except in the case of a willful and material breach of the merger agreement and except that certain provisions of the merger agreement, including those relating to confidentiality, the indemnification obligations of BAT in connection with the financing, fees and expenses, effect of termination and certain other general provisions, will survive termination of the merger agreement. If either party receives any payments for damages from another party as a result of a breach of the merger agreement and also receives a termination fee, the amount of such payments for damages made by the applicable party as a result of any such breaches will be reduced by the amount of such termination fee.

Expenses and Termination Fees

Except as described below, each party will pay all fees and expenses incurred by it in connection with the merger agreement and the transactions contemplated by the merger agreement.

If the merger agreement is terminated, BAT will be entitled to receive a termination fee of $1.0 billion from RAI in the event that:

•	the RAI board of directors or any committee thereof changes its recommendation and either (1) the merger agreement is terminated because the RAI shareholder approvals are not obtained at the special meeting or no special meeting is held prior to the end date or (2) BAT terminates the merger agreement as a result of such change in recommendation; or

•	(1) the merger agreement is terminated (or in certain circumstances could have been terminated) because the merger has not occurred by the end date (and at such time all antitrust approvals have been obtained and no legal restraint preventing the completion of the merger is in effect), the RAI shareholder approvals are not obtained at the special meeting or RAI breached its obligations under the merger agreement, (2) prior to such termination, shareholder vote or breach, as applicable, and after the date of the merger agreement, a company takeover proposal that contemplates acquiring a majority of the capital stock or assets of RAI was made or made known to RAI or its shareholders and (3) within 12 months after such termination, RAI or any of its subsidiaries enters into a definitive agreement with respect to, or completes, such company takeover proposal.

If the merger agreement is terminated, RAI will be entitled to receive a termination fee of $1.0 billion from BAT in the event that:

•	the BAT board of directors or any committee thereof changes its recommendation and either (1) the merger agreement is terminated because the BAT shareholder approval is not obtained at the general meeting or no general meeting is held prior to the end date or (2) RAI terminates the merger agreement as a result of such change in recommendation; or

•

(1) the merger agreement is terminated (or in certain circumstances could have been terminated) because the merger has not occurred by the end date (and at such time all antitrust approvals have been obtained, no legal restraint preventing the completion of the merger is in effect and no antitrust restriction is in effect), the BAT shareholder approval is not obtained at the general meeting or BAT breached its obligations under the merger agreement, (2) prior to such termination, shareholder vote or breach, as applicable, and after the date of the merger agreement, an alternative proposal that contemplates acquiring a majority of the capital stock or assets of BAT is publicly proposed or announced and (3) within 12 months after such termination, BAT enters into a definitive agreement with respect to, or completes, such alternative proposal.

In addition, the merger agreement provides that RAI will be entitled to receive a termination fee of $500.0 million from BAT in the event that the merger agreement is terminated because the merger has not occurred by the end date and at the time of termination (1) all antitrust approvals that are conditions to completion of the merger have not been obtained, a legal restraint attributable to an antitrust law is in effect that prevents the completion of the merger or an antitrust restriction is in effect and (2) all other conditions to completion of the merger have been satisfied (or, in the case of any condition that by its nature is to be satisfied at completion, would be satisfied if the completion were to occur on the date of such termination). RAI will also be entitled to receive a termination fee of $500.0 million from BAT in the event that the merger agreement is terminated because a legal restraint attributable to an antitrust law that prevents the completion of the merger has become final and nonappealable. BAT will not be required to pay the termination fees described in this paragraph if RAI has not complied with its obligation to use reasonable best efforts to complete the merger as promptly as practicable. See “The Merger Agreement—Efforts to Complete the Merger” beginning on page [●] of this proxy statement/prospectus for details on the efforts RAI is required to use to complete the merger.

Amendments, Extensions and Waivers

Amendment. Prior to the completion of the merger, the merger agreement may be amended by the parties (in the case of RAI, acting through or on the recommendation of the Transaction Committee) at any time before or after receipt of the BAT shareholder approval or the RAI shareholder approvals. However, after the BAT shareholder approval or the RAI shareholder approvals have been received, no amendment may be made that would require further shareholder approval under applicable law without the further approval of such shareholders.

Extension; Waiver. At any time prior to the completion of the merger, the parties (in the case of RAI, acting through or on the recommendation of the Transaction Committee) may (1) extend the time for the performance of any of the obligations or other acts of the other parties, (2) waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement, (3) waive compliance by the other parties with any of the covenants or agreements contained in the merger agreement or (4) waive the satisfaction of any of the conditions contained in the merger agreement (except with respect to the condition requiring the unaffiliated shareholder approval, which may not be waived). However, after receipt of the RAI shareholder approvals, there shall be no waiver that by applicable law requires further approval by the holders of capital stock of RAI without the further approval of such shareholders and after receipt of the BAT shareholder approval, there shall be no waiver that by applicable law requires further approval by the holders of BAT ordinary shares without the further approval of such shareholders.

No Third Party Beneficiaries

The merger agreement is not intended to confer any rights or remedies upon any person other than (1) the parties thereto, (2) from and after the completion of the merger, RAI on behalf of the holders of RAI common stock and other equity interests and (3) as described above in “—Indemnification and Insurance” beginning on page [●] of this proxy statement/prospectus, the indemnified parties.

Enforcement

BAT and RAI have agreed in the merger agreement that irreparable damage would occur and that monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached. BAT and

RAI have agreed that, prior to the termination of the merger agreement, they will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger, without proof of actual damage, in addition to any other remedy to which they are entitled at law or in equity. BAT and RAI have further agreed not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any breach.

Governing Law

The merger agreement is governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent the laws of North Carolina or England, or both, are mandatorily applicable to the merger and the other transactions contemplated by the merger agreement. BAT and RAI have submitted to the exclusive jurisdiction of the Delaware Court of Chancery or, to the extent that court declines to accept jurisdiction over a particular matter, certain other courts located in Delaware, in the event any dispute arises out of the merger agreement or the transactions contemplated by the merger agreement.

THE GOVERNANCE AGREEMENT

Governance Agreement

The following section is a summary of the material terms of the governance agreement and is qualified in its entirety by reference to the full text of the governance agreement, which, together with Amendments No. 1, No. 2 and No. 3 to the governance agreement, are incorporated by reference into this proxy statement/prospectus. You are encouraged to read the governance agreement carefully as it contains important information about the governance of RAI. As described below, the governance agreement will terminate automatically and in its entirety upon the completion of the merger.

Nomination and Election of Directors and Related Matters

In connection with the B&W business combination completed on July 30, 2004, pursuant to which, among other things, the U.S. cigarette and tobacco business of B&W was combined with the business of RJR Tobacco Company, and B&W became the owner of approximately 42% of RAI’s outstanding common stock, RAI, B&W and BAT entered into the governance agreement, which sets forth their agreement regarding various aspects of the governance of RAI, including the nomination and election of RAI directors. The governance agreement provides for the RAI board of directors to consist of 13 persons and for the RAI board of directors’ slate of nominees for the RAI election of directors to be chosen as follows:

Nominator	Nominee

B&W	B&W has the right to designate for nomination five directors, referred to as the B&W—designated directors, at least three of whom are required to be independent directors and two of whom may be executive officers of BAT or any of its subsidiaries, and each of whom shall be nominated for election by the RAI governance committee.

RAI Governance Committee

The RAI governance committee will recommend to the RAI board of directors for nomination:

•    the chief executive officer of RAI or equivalent senior executive officer of RAI; and

•    the remaining directors, each of whom is required to be an independent director (unless otherwise agreed).

On September 14, 2016, BAT and B&W agreed to permit RAI to temporarily increase the size of the RAI board of directors to 14 so long as the board size is reduced to 13 by the 2017 annual shareholders meeting.

The number of directors B&W is entitled to designate for nomination to the RAI board of directors could be lower due to future reductions in the amount of RAI common stock which the BAT Group owns. (As of the date of this proxy statement/prospectus, the BAT Group owns approximately 42% of RAI common stock.) Specifically, the governance agreement provides that designations by B&W will be subject to the following limitations:

If the BAT Group’s ownership interest in RAI as of a specified date is:	B&W will have the right to designate:

• less than 32% but greater than or equal to 27%	• two independent directors; and • two directors who may be executive officers of BAT or any of its subsidiaries.

• less than 27% but greater than or equal to 22%	• two independent directors; and • one director who may be an executive officer of BAT or any of its subsidiaries.

• less than 22% but greater than or equal to 15%	• one independent director; and • one director who may be an executive officer of BAT or any of its subsidiaries.

• less than 15%	• no directors.

The ownership thresholds described above will not reflect any decreases in the BAT Group’s percentage ownership due to issuances of equity securities by RAI.

In addition, the governance agreement provides that in no event will the number of directors designated by B&W, divided by the total number of directors then comprising the RAI board of directors, exceed the number of directors which B&W is then entitled to designate pursuant to the terms of the governance agreement divided by 12, rounded up to the nearest whole number. Thus, B&W will not be permitted to designate a sufficient number of directors to constitute a majority of the RAI board of directors unless and until the foregoing provisions of the governance agreement are terminated. Generally, such termination would require either a specified breach of the governance agreement by RAI or BAT’s beneficial ownership of all outstanding shares of RAI common stock. See “—Termination of the Governance Agreement” below. B&W is entitled to approximately proportionate representation, as designated by B&W, on all RAI board of directors’ committees so long as any B&W nominee is on the RAI board of directors.

For purposes of the governance agreement, an independent director means a director who would be considered an “independent director” of RAI under the NYSE listing standards, as such listing standards may be amended from time to time, and under any other applicable law mandating, or imposing as a condition to any material benefit to RAI or any of its subsidiaries, the independence of one or more members of the RAI board of directors, excluding, in each case, requirements that relate to “independence” only for members of a particular committee or directors fulfilling a particular function. The governance agreement further provides that no person shall be deemed to be an “independent director” if such person is, or at any time during the three years preceding the date of determination was, a director, officer or employee of BAT or any of its subsidiaries, other than the RAI Group, if applicable. In addition, no person will be deemed to be an “independent director” unless such person also would be considered to be an “independent director” of BAT under the NYSE listing standards, whether or not such person is in fact a director of BAT, assuming the NYSE listing standards were applicable to BAT. Under the governance agreement, the fact that a person has been designated by B&W for nomination will not by itself disqualify that person as an “independent director.”

Pursuant to the governance agreement, in any election of directors or any meeting of RAI shareholders called expressly for removal of directors, as long as after that meeting the RAI board of directors will include the number of directors required to be designated by B&W in accordance with the governance agreement (and assuming that the RAI board of directors’ entire slate of nominees is elected at the meeting), then the BAT Group is required to attend in person or by proxy for purposes of establishing a quorum at such meeting and are required to vote, and have given RAI an irrevocable proxy to vote, their shares of RAI common stock in favor of the RAI board of directors’ slate of nominees (and against the removal of any director elected as one of the RAI board of directors’ slate of nominees). Under the governance agreement, however, the BAT Group would not be required to vote in favor of the RAI board of directors’ slate of nominees (or against a removal) at a particular shareholders’ meeting if an unaffiliated third party has made a material effort to solicit proxies in favor of a different slate of directors for that meeting. In any other matter submitted to a vote of RAI shareholders, the BAT Group generally may vote their RAI shares in their sole discretion, except that for matters where B&W’s approval as a RAI shareholder is required pursuant to the terms of the governance agreement and such approval has been given, then B&W is required to vote to approve such matter at any meeting of RAI shareholders at which that proposal is considered.

The governance agreement requires the approval of B&W, as a RAI shareholder, or the approval of the B&W-designated directors in order for RAI to take various actions. The approval of a majority of the B&W-designated directors is required for the RAI board of directors to approve:

•	so long as the BAT Group’s percentage interest in RAI is at least 32%, the issuance of securities comprising (either directly or upon conversion or exercise) 5% or more of RAI’s voting power other than certain issuances for cash, if such issuance would require the approval of the RAI shareholders under NYSE rules (substituting 5% for NYSE’s 20% threshold under its rules and disregarding any exceptions included in those rules); and

•	so long as the BAT Group’s percentage interest in RAI is at least 25%, the repurchase of shares of RAI common stock, subject to certain exceptions (including if a dividends-declared threshold has been met).

The approval of B&W, as a RAI shareholder, is required for:

•	any RAI action which would discriminatorily impose limitations, or deny benefits to, the BAT Group as RAI shareholders;

•	any RAI disposition of RAI intellectual property relating to certain B&W international brands, subject to exceptions;

•	any amendment to the RAI articles of incorporation, RAI bylaws or RAI board of directors committee charters, in each case which amendment would conflict in any material respect with the provisions of the governance agreement, or any amendment or repeal of the RAI bylaws related to committees of the RAI board of directors or the ability of continuing directors to vote on a matter; and

•	the adoption or implementation of takeover defense measures applicable to the acquisition of beneficial ownership of any RAI equity securities by BAT or its subsidiaries, other than the replacement of RAI’s shareholder rights plan which expired on July 30, 2014. However, such replacement plan must be in substantially the same form as the expired plan, which generally exempts B&W and its non-RAI affiliates (including BAT) from the plan’s applicability.

The governance agreement also requires that any material contract or transaction between or involving RAI or its subsidiaries and BAT or its subsidiaries be approved by a majority of the Other Directors. The Transaction Committee, which was formed to evaluate the merger agreement and consider the merger, is comprised solely of all the Other Directors.

The nomination, election and other provisions described above and below will remain in effect indefinitely, unless terminated or expired as described below.

Standstill Provisions; Transfer Restrictions

At the time of entry into the governance agreement, the governance agreement, contained standstill provisions which expired by their terms on July 30, 2014 (the tenth anniversary of the governance agreement) and no longer apply. Such standstill provisions, among other things, prohibited the BAT Group from acquiring, or making a proposal to acquire, beneficial ownership of additional shares of RAI common stock during the standstill period. The expiration of the standstill provisions did not affect the other provisions of the governance agreement, including, without limitation, the provisions relating to the nomination and election of directors and related matters which remain in effect.

The governance agreement restricts the ability of the BAT Group to sell or transfer shares of RAI common stock. These transfer restrictions will remain in effect indefinitely unless terminated as described below. Specifically, the BAT Group may not, except in connection with a tender offer or exchange offer (provided that the RAI board of directors has not recommended to RAI shareholders that such offer be rejected):

•	sell or transfer, directly or indirectly, RAI common stock if, to B&W’s knowledge, the acquiring party or group would beneficially own (or have the right to acquire) 7.5% or more of the voting power of all of RAI’s voting stock after giving effect to such sale or transfer; or

•	in any six-month period, sell or transfer, directly or indirectly, RAI common stock representing more than 5% of the voting power of all of RAI’s voting stock without first obtaining the consent of a majority of the Other Directors.

Notwithstanding these restrictions, the BAT Group may transfer any of its shares of RAI common stock to other members of the BAT Group, and any such transferee may make similar transfers, provided the transferee agrees to be bound by the terms of the governance agreement and, provided further, that all shares of RAI common stock held by a member of the BAT Group and a permitted transferee will be taken into account for purposes of calculating any ownership thresholds applicable to the BAT Group under the governance agreement.

Termination of the Governance Agreement

The governance agreement has no specified termination or expiration date and will remain in effect until one of the events of termination described below occurs.

The governance agreement will terminate automatically and in its entirety if the BAT Group’s ownership interest in RAI increases to 100%, or falls below 15%, referred to as a 15% termination, or if a third party or group beneficially owns or controls more than 50% of the voting power of all of RAI’s voting stock, referred to as a third party termination.

BAT and B&W may elect to terminate the governance agreement in its entirety, in each case after notice and opportunity to cure, if B&W nominees proposed in accordance with the governance agreement are not elected to serve on the RAI board of directors or its committees, referred to as an election termination, or if RAI has deprived B&W nominees of such representation for “fiduciary” reasons, referred to as a fiduciary termination, or has willfully deprived B&W or its board of directors nominees of any veto rights, referred to as a veto termination.

BAT and B&W also may terminate the restriction on RAI board of directors representation in excess of proportionate representation, the obligation to vote its shares of RAI common stock for the RAI board of directors’ slate of director nominees (and related irrevocable proxy), and the RAI share transfer restrictions of the governance agreement if RAI willfully and deliberately breaches, after notice and opportunity to cure, the provisions regarding B&W’s board of directors and board committee representation, referred to as a willful termination.

Permitted Form of RAI Shareholder Rights Plan

The governance agreement requires the approval of B&W for RAI or any of its subsidiaries to adopt or implement any takeover defense measures, including a shareholder rights plan, that would apply to the acquisition of beneficial ownership of shares of RAI common stock by BAT or any of its subsidiaries. However, the RAI board of directors is permitted to adopt a replacement of RAI’s rights plan which expired on July 30, 2014, as long as the replacement is in the same form as the expired form in all material respects.

That form of shareholder rights plan would impose a substantial penalty upon any person or group that acquires beneficial ownership of 15% or more of the outstanding shares of RAI common stock without the approval of the RAI board of directors. However, B&W and BAT generally would be exempted from the application of the rights plan.

Termination of some or all of the provisions of the governance agreement would have differing effects on the applicability of the rights plan to B&W and BAT. If a 15% termination occurred, the rights plan would fully apply to B&W and BAT. If a third party termination occurred, the rights plan would not apply to B&W and BAT. If an election termination, a fiduciary termination, or a veto termination occurred, the rights plan would apply if B&W or BAT were to increase their RAI share ownership above the level to which B&W and BAT had increased their RAI share ownership after the July 30, 2014 expiration of the standstill provision. If a willful termination occurred, the rights plan would not apply to B&W and BAT.

Registration Rights

The governance agreement also grants the BAT Group the right to have shares of RAI common stock held by them to be registered under the securities laws in certain circumstances. The disposition of RAI common stock by the BAT Group using registration rights is subject to the transfer restrictions described above.

Choice of Law and Forum Selection

RAI has consented to the choice of law and forum selection provisions contained in the governance agreement, which provide that, (1) except to the extent specially required by the NCBCA, the governance agreement will be governed by, and construed in accordance with, the laws of the State of Delaware and (2) the parties agree to litigate any disputes arising under the governance agreement in the federal district court located in Delaware or in the Delaware Court of Chancery.

THE SHARE REPURCHASE AGREEMENT

On July 25, 2016, the RAI board of directors, including the RAI directors designated for nomination by B&W, authorized RAI to repurchase up to $2 billion of outstanding shares of RAI common stock by December 31, 2018, referred to as the repurchase program. In connection with the authorization of this repurchase program, on July 25, 2016, B&W, Louisville and RAI entered into a share repurchase agreement, which provides for the participation by B&W and Louisville in the repurchase program. In February 2017, RAI and BAT entered into a letter agreement pursuant to which BAT waived the requirement that the RAI share repurchases required to be made by RAI pursuant to Amendment No. 3 to the governance agreement be made within the time period set forth in that amendment, and permitted RAI to make the repurchases in a manner that qualifies for the affirmative defense and safe harbor provided by Rules 10b5-1 and 10b-18 under the Exchange Act, respectively. Pursuant to this letter agreement, BAT also waived compliance with the general prohibition on repurchases contained in the merger agreement to permit RAI to make these repurchases.

The following summarizes the material provisions of the share repurchase agreement. This summary does not purport to be complete and may not contain all of the information about the share repurchase agreement that is important to you. The rights and obligations of B&W, Louisville and RAI are governed by the express terms and conditions of the share repurchase agreement and not by this summary or any other information contained in this proxy statement/prospectus. This summary is qualified in its entirety by reference to the share repurchase agreement, which is included as Exhibit 10.1 to the Form 8-K filed by RAI with the SEC on July 26, 2016. You are urged to read the share repurchase agreement carefully and in its entirety.

Subject to the terms of the share repurchase agreement, the BAT Group will participate in the repurchase program (except to the extent the purchases under the repurchase program are “excluded compensation buybacks,” as such term is defined in the share repurchase agreement) on a basis approximately proportionate with the BAT Group’s percentage ownership of RAI’s equity, and in a manner designed to qualify Louisville’s sales of RAI common stock pursuant to the repurchase program for the “intended tax treatment,” as such term is defined in the share repurchase agreement and described below. At the end of each week during which RAI purchases shares of RAI common stock under the repurchase program from shareholders other than a member of the BAT Group, referred to as a buyback week, RAI is required to purchase from the BAT Group shares of RAI common stock in an amount that is equal to the lowest of:

•	the number of shares of RAI common stock such that, after giving effect to RAI’s purchase from the BAT Group, the net total number of shares of RAI common stock sold by the BAT Group to RAI under the share repurchase agreement will be equal to the total number of shares of RAI common stock purchased by RAI from shareholders other than the BAT Group for all periods through such buyback week pursuant to the repurchase program multiplied by the ratio of (1) the BAT Group’s percentage ownership of the equity of RAI on July 25, 2016, to (2) 1.0 minus the BAT Group’s percentage ownership of the equity of RAI on July 25, 2016;

•	the maximum number of shares of RAI common stock that the BAT Group can sell to RAI without decreasing the BAT Group’s percentage ownership of the equity of RAI from July 25, 2016 to the end of such buyback week; and

•	the maximum number of shares of RAI common stock, reasonably determined by Louisville upon advice of outside tax counsel and consultation with RAI, that the BAT Group can sell to RAI without putting at risk the intended tax treatment.

The price per share of RAI common stock to be paid by RAI with respect to any such purchase of RAI common stock from the BAT Group will be equal to the volume weighted average price paid by RAI for shares of RAI common stock purchased from shareholders other than the BAT Group during the applicable buyback week. If there is a change in the BAT Group’s percentage ownership of RAI’s equity after July 25, 2016 that does not occur as part of the purchases under the share repurchase agreement or the repurchase program, then

(1) the first bullet above will be applied separately on a cumulative basis for periods before and after such change and (2) the base BAT Group percentage ownership in the second bullet above will be adjusted to reflect any acquisitions or dispositions of shares by the BAT Group causing such change.

The share repurchase agreement provides that Louisville may reduce the number of shares otherwise determined under the second bullet of the preceding paragraph so as to assure itself that the BAT Group’s percentage ownership of RAI’s equity will not decrease as a result of future events that may reasonably be expected to occur in the future. Further, if Louisville reasonably determines, after consultation with RAI, that there is a reasonable risk that it is not possible to achieve the results in the preceding paragraph because of equity issued or to be issued by RAI after July 25, 2016, which reduces the BAT Group’s percentage ownership of RAI’s equity, and such risk cannot be avoided by reducing the number of shares of RAI common stock to be sold to RAI in future buyback weeks, then any member of the BAT Group may repurchase from RAI a number of shares of RAI common stock (up to the number of shares that the BAT Group previously sold to RAI pursuant to the share repurchase agreement) sufficient to eliminate such risk, as reasonably determined by Louisville. If the BAT Group has exercised the foregoing reduction right or purchase right due to an expected issuance by RAI of additional shares of RAI common stock and RAI subsequently determines that such issuance will not take place, or if the BAT Group has reduced the number of shares to be sold to RAI in reliance upon certain facts or assumptions and RAI or the BAT Group subsequently determines that such facts or assumptions are no longer correct or applicable, then RAI will in certain circumstances purchase from the BAT Group a certain number of shares of RAI common stock as a result of such canceled issuance or subsequent determination, all as set forth in, and otherwise subject to the terms of, the share repurchase agreement.

The parties intend for the proceeds of any sales of RAI common stock pursuant to the share repurchase agreement paid by RAI to a member of the BAT Group to be treated as a dividend for tax purposes. If Louisville is the member of the BAT Group that sells shares of RAI common stock to RAI under the share repurchase agreement, then the intended tax treatment is (1) withholding tax of no more than 5% on the gross purchase price for shares of RAI common stock otherwise payable to Louisville and (2) no additional material adverse U.S. or UK tax effects to the BAT Group from the sale of shares of RAI common stock pursuant to the share repurchase agreement. If the intended tax treatment is not available to Louisville, then the parties will negotiate in good faith to determine if they can carry out the purposes of the share repurchase agreement with tax results to the BAT Group no more burdensome than the intended tax treatment, without other adverse tax or non-tax effects to the BAT Group or RAI, by structuring sales of shares of RAI common stock to RAI in a different manner.

RAI has agreed, in certain circumstances, to indemnify members of the BAT Group from and against any loss or liability arising from or relating to their failure to obtain the intended tax treatment resulting from the inaccuracy in any respect of any information provided to the BAT Group by RAI in certain periodic certificates delivered to the BAT Group under the share repurchase agreement. Louisville has also agreed, in certain circumstances, to indemnify RAI from and against any loss or liability arising from or relating to its failure to withhold the required amount on any proceeds paid to a member of the BAT Group from sales of RAI common stock under the share repurchase agreement.

Subject to certain early termination rights of Louisville or RAI as provided in the share repurchase agreement, the share repurchase agreement will terminate on the earlier of December 31, 2018, and the expenditure of $2.0 billion pursuant to the repurchase program.

Except to the extent specifically required by the NCBCA, the share repurchase agreement is governed by, and construed in accordance with, the laws of the state of Delaware. The parties have agreed to litigate any disputes arising under the governance agreement in the federal district court located in Delaware of in the Delaware Court of Chancery.

BUSINESS OF BAT

Overview

BAT is the parent holding company of the BAT Group, a global tobacco and next generation products group with brands sold in over 200 markets. According to the BAT Group’s internal estimates, the BAT Group is a market leader in more than 55 countries by volume, producing the cigarette chosen by one in eight of the world’s one billion smokers. The BAT Group, excluding the BAT Group’s associated undertakings, is organized into four regions: Asia-Pacific, Americas, Western Europe and Eastern Europe, Middle East and Africa, referred to as EEMEA.

In 2016, the BAT Group sold approximately 665 billion cigarettes (excluding sales of its associates) of which approximately 630 million cigarettes were produced by 44 factories in 42 countries. In 2016, the BAT Group’s five global drive brands—DUNHILL, KENT, LUCKY STRIKE, PALL MALL and ROTHMANS—accounted for 49% of the BAT Group’s total cigarette volume. The BAT Group’s range of products covers all segments, from value-for-money to premium with a portfolio of international, regional and local tobacco brands to meet a broad array of adult tobacco consumer preferences wherever the BAT Group operates. The BAT Group is investing in building a portfolio of innovative new types of tobacco and nicotine products alongside its traditional tobacco business. These next generation products include vapor products (such as e-cigarettes) and tobacco heating products.

The BAT Group manages a globally integrated supply chain and the BAT Group’s products are distributed to retail outlets worldwide. During 2016, the BAT Group employed around 50,000 people worldwide.

In 2016, the BAT Group’s revenue was £14,751 million and its profit from operations was £4,655 million.

History and Development of BAT

BAT has had a significant global presence in the tobacco industry for over 100 years. The British-American Tobacco Company Ltd., referred to as BAT Ltd., was incorporated in 1902, when the Imperial Tobacco Company and the American Tobacco Company agreed to form a joint venture company. BAT Ltd. inherited companies and quickly expanded into major markets, including India and Ceylon, Egypt, Malaya, Northern Europe and East Africa. In 1927, BAT Ltd. expanded into the U.S. market through its acquisition of B&W.

During the 1960s, 1970s and 1980s, the BAT Group diversified its business under the umbrella of B.A.T Industries p.l.c., with acquisitions in the paper, cosmetics, retail and financial services industries, among others. Various business reorganizations followed as the business was eventually refocused on the BAT Group’s core cigarette, cigars and tobacco products businesses with British American Tobacco p.l.c. becoming a separately listed entity on the LSE in 1998.

In 1999, the BAT Group announced a global merger with Rothmans International, at that time the fourth largest tobacco company in the world. The BAT Group acquired Imperial Tobacco Canada in 2000, and in 2003 the BAT Group acquired Ente Tabacchi Italiani S.p.A., Italy’s state-owned tobacco company. Investments were made in Peru and Serbia in 2003, through the acquisitions of Tabacalera Nacional and Duvanska Industrija Vranje. In July 2004, the U.S. assets, liabilities and operations, other than certain specified assets and liabilities, of BAT’s wholly owned subsidiary, B&W, were combined with RJR Tobacco Company. RAI was previously formed as a new holding company for these combined businesses and B&W acquired beneficial ownership of approximately 42% of RAI’s outstanding common stock. In 2008, the BAT Group acquired Tekel, the Turkish state-owned tobacco company, as well as 100% of the cigarette and snus business of Skandinavisk Tobakskompagni A/S. Following the acquisition of its business during 2009, the BAT Group recognized an effective 99% interest in Bentoel in Indonesia. In 2011, the BAT Group completed the acquisition of 100% of Protabaco in Colombia. In 2012, the BAT Group acquired CN Creative Limited, a UK-based start-up company specializing in the development of e-cigarette technologies. During 2013, the BAT Group entered into joint operations in China and Myanmar. In 2015, the BAT Group acquired the shares it did not already own in Souza Cruz; 100% of Blue Nile Cigarette Company Limited, a tobacco manufacturing and distribution company in the Republic of Sudan; 100% of the CHIC Group, a vapor product business in Poland and TDR d.o.o., a cigarette manufacturer in Central Europe. In 2015, in connection with the Lorillard merger, the BAT Group also invested $4.7 billion to maintain its 42% equity position in the enlarged RAI, following the Lorillard merger. Following the completion of the merger, RAI will become an indirect, wholly owned subsidiary of BAT and will no longer be a publicly held corporation. In 2016, the BAT Group acquired Ten Motives, a UK based e-cigarette business with particular strength in traditional grocery and convenience channels.

BAT was incorporated in July 1997 under the laws of England and Wales as a public limited company and is domiciled in the United Kingdom. BAT is the parent holding company of the BAT Group, which is involved in activities directly or indirectly related to the manufacture, distribution or sale of cigarettes and other tobacco and nicotine products.

Significant Recent Business Combinations and Acquisitions

In 2016 and 2015, the BAT Group made the following significant business combinations and acquisitions:

•	During 2015, the BAT Group invested £1.7 billion to acquire the shares it did not already own in its Brazilian subsidiary, Souza Cruz, and de-listed the company. Following a public auction in October 2015, the BAT Group acquired sufficient shares to cancel Souza Cruz’s registration as a publicly listed company, with a total shareholding of 99.1%. The compulsory acquisition of the remaining minority shares was approved on February 5, 2016, with Souza Cruz becoming a wholly owned subsidiary at that date.

•	In September 2015, the BAT Group completed the acquisition of TDR d.o.o., a cigarette manufacturer in Central Europe, and other tobacco and retail assets, referred to as TDR, from Adris Grupa d.d. for a total enterprise value of €550 million.

The BAT Group made no significant business combinations or acquisitions in 2014.

Business Segments

The BAT Group, excluding the BAT Group’s associate undertakings, is organized into four regions: Asia-Pacific, Americas, Western Europe and Eastern Europe, Middle East and Africa, referred to as EEMEA. For more information about adjusted profit from operations, including a reconciliation to profit for the year, see “Selected Historical Consolidated Financial Data of BAT” beginning on page [●] of this proxy statement/prospectus.

The Western Europe region encompasses Western Europe and parts of Central Europe, including Poland, Romania, Bulgaria, Serbia, Croatia, Montenegro, Albania and Kosovo. In 2016, the volume for the Western Europe region was 120 billion (compared to 112 billion in 2015 and 2014). In 2016, revenue from the Western Europe region was £3,867 million (compared to £3,203 million in 2015 and £3,359 million in 2014), which is 26.2% of the BAT Group’s total consolidated revenue, profit from operations was £1,044 million and adjusted profit from operations was £1,389 million, representing 21.6% and 28.7% of the BAT Group’s total profit, respectively.

The Asia-Pacific region encompasses South Korea, the markets of South-East Asia, South Asia, Japan and Australasia. In 2016, the volume for the Asia-Pacific region was 196 billion (compared to 198 billion in 2015 and 197 billion in 2014). In 2016, revenue from the Asia-Pacific region was £4,266 million (compared to £3,773 million in 2015 and £3,873 million in 2014), which is 28.9% of the BAT Group’s total consolidated revenue, profit from operations was £1,432 million and adjusted profit from operations was £1,630 million, representing 29.6% and 33.7% of the BAT Group’s total profit, respectively.

The Americas region encompasses the markets of Central America and South America, the Caribbean, Canada and Mexico. In 2016, the volume for the Americas was 113 billion (compared to 124 billion in 2015 and 131 billion in 2014). In 2016, revenue from the Americas was £2,868 million (compared to £2,720 million in 2015 and £2,990 million in 2014), which is 19.4% of the BAT Group’s total consolidated revenue, profit from operations was £1,017 million and adjusted profit from operations was £1,172 million, representing 21.0% and 24.2% of the BAT Group’s total profit, respectively.

The EEMEA region encompasses Eastern Europe, which includes Russia, Ukraine, Moldova, Belarus, the Caucasus, the Middle East and Africa. In 2016, the volume for the EEMEA region was 236 billion (compared to 229 billion in 2015 and 227 billion in 2014). In 2016, revenue from the EEMEA region was £3,750 million (compared to £3,408 million in 2015 and £3,749 million in 2014), which is 25.4% of the BAT Group’s total consolidated revenue, profit from operations was £1,182 million and adjusted profit from operations was £1,289 million, representing 24.4% and 26.6% of the BAT Group’s total profit, respectively.

Brands and Products

The BAT Group’s core tobacco product range includes cigarettes, Fine Cut (roll-your-own and make-your-own tobacco), Swedish-style snus and cigars. The BAT Group’s range of products covers all segments, from value-for-money to premium products. In addition, the BAT Group also develops and sells next generation products and is currently focusing on two distinct categories: vapor products (such as e-cigarettes) and tobacco heating products.

The BAT Group’s cigarette portfolio is composed of global drive brands, international brands and local brands. The BAT Group’s five global drive brands play a key role in its growth strategy. In 2016, global drive brands volume represented 49% of the BAT Group’s global cigarette volume, up from 35% in 2011. The international and local brands help maintain the BAT Group’s broad brand portfolio worldwide, with strong market positions in many key markets, such as Brazil, Canada, South Africa, Turkey, Nigeria, Denmark, Norway, Australia, Vietnam, Pakistan, Bangladesh and Japan.

The following discussion on the BAT Group brands is limited to the BAT Group’s existing portfolio and does not cover the sale or marketing of these brands in the United States.

The BAT Group’s five global drive brands are:

•	DUNHILL;

•	KENT;

•	LUCKY STRIKE;

•	PALL MALL; and

•	ROTHMANS.

The BAT Group’s other international brands include:

•	VOGUE;

•	VICEROY;

•	KOOL;

•	PETER STUYVESANT;

•	CRAVEN A;

•	BENSON & HEDGES;

•	JOHN PLAYER GOLD LEAF;

•	STATE EXPRESS 555; and

•	SHUANG XI.

Global Drive Brands

DUNHILL

The DUNHILL brand for tobacco products was launched in 1907. In 1999, as part of the BAT Group’s merger with Rothmans International, the BAT Group acquired Dunhill Tobacco of London Limited, including all of the DUNHILL brand of cigarettes, cigars and tobacco products. The DUNHILL brand range includes a diverse range of cigarettes and cigars that can command premium or above premium prices. The BAT Group’s DUNHILL brand is sold in more than 100 markets. In 2016, total DUNHILL volume decreased compared to 2015 by 3.3% to 57 billion (representing 8.5% of the BAT Group’s global volume), driven mainly by industry declines in Malaysia and Brazil, which more than offset growth in South Korea and the continued growth in Indonesia.

In recent years, the BAT Group has enhanced DUNHILL’s position in various key markets, including the successful entry of the brand into Indonesia (following the acquisition of Bentoel), and through the delivery of innovative cigarette products such as new capsule offers and the BAT Group’s Reloc product innovation using re-sealable pack technology distinctive to DUNHILL. The roll-out of the BAT Group’s super-premium variant Fine Cut has also helped to expand DUNHILL into a number of new markets.

KENT

The BAT Group believes KENT is a market leader in the tobacco industry for innovation. The KENT brand is sold in more than 70 markets. In 2016, total KENT volume increased compared to 2015 by 1.0% to 66 billion (representing 10.0% of the BAT Group’s global volume), driven by increased sales in Chile, Turkey, Japan and Russia.

In recent years, the BAT Group has developed a number of innovations in respect of the KENT brand. KENT Convertibles, the innovative range of capsule products launched in 2010, continues to expand into new markets and has played a key role in generating volume growth and reinforcing KENT’s status as a leader in innovation. Also, KENT has expanded its slimmer formats to continue driving share growth in the super slim premium segment. Packaging improvements implemented across the BAT Group’s core range and a recent launch of the tube filter have also strengthened the BAT Group’s brand and resulted in share gains in important markets such as Japan and Turkey.

LUCKY STRIKE

The LUCKY STRIKE brand was launched in 1871. In 1994, the LUCKY STRIKE brand was added to the BAT Group’s portfolio, through the acquisition of the American Tobacco Company. In 2016, total LUCKY STRIKE volume increased compared to 2015 by 13.5% to 36 billion (representing 5.5% of the BAT Group’s global volume), with growth in Indonesia, Colombia, Egypt, France, Croatia and Italy, which more than offset reductions in Argentina and Russia. The LUCKY STRIKE brand is sold in more than 80 markets.

LUCKY STRIKE has continued its growth through the LUCKY STRIKE Click & Roll capsule product particularly in the Americas region and in France. The Adult Smokers Under 30 market segment accounts for a significant percentage of the brand’s franchise and the BAT Group continues to focus on this market segment through consumer relevant innovation.

PALL MALL

The PALL MALL brand was introduced in 1899 by the Black Butler Company. In 1994, the PALL MALL brand was added to the BAT Group’s product portfolio, through the acquisition of the American Tobacco Company. PALL MALL is the BAT Group’s leading global value-for-money brand. Based on the BAT Group’s internal estimates, using the declared brand volumes of its key competitors, PALL MALL is the fourth biggest global brand. In 2016, total PALL MALL volume increased compared to 2015 by 0.1% to 92 billion (representing 13.9% of the BAT Group’s global volume), as growth in Venezuela, Poland, Iran, Mexico and Romania more than offset reductions in Pakistan and the migration to ROTHMANS in Italy. PALL MALL is sold in more than 110 markets.

PALL MALL’s products include the BAT Group’s global core offer, along with menthol, capsules, extra cut and additive-free ranges.

ROTHMANS

The ROTHMANS brand was established in London in 1890 by its founder, Louis Rothman. The ROTHMANS brand was acquired by the BAT Group following its global merger with Rothmans International in 1999. In 2016, total ROTHMANS volume increased compared to 2015 by 36.9% to 73 billion (representing 10.9% of the BAT Group’s global volume), driven by an increase in volumes in Russia, Ukraine, Italy, Nigeria, Turkey and South Korea. ROTHMANS is currently available in over 80 markets around the world.

Local and International Brands

Although the BAT Group’s local and international brands are undergoing a slow decline, representing 36.1% and 15.2% of total BAT Group volume and down 4.4% and 9.0% in 2016, respectively, these brands continue to play an important role in delivering the BAT Group’s strategy in several key markets, including South Africa, Vietnam, Pakistan, Bangladesh and Japan. These brands are also predominantly the source of migrations to the BAT Group’s global drive brands. International brands include VOGUE, VICEROY, KOOL, PETER STUYVESANT, CRAVEN A, BENSON & HEDGES, JOHN PLAYER GOLD LEAF, STATE EXPRESS 555 and SHUANG XI. The BAT Group’s portfolio also includes important local brands which enjoy high consumer loyalty, such as YAVA in Russia and DERBY in Brazil. These brands assist the BAT Group in maintaining a broad brand portfolio worldwide.

Next Generation Products

The two main categories of next generation products are: vapor products (such as e-cigarettes), which are battery powered electronic devices which heat a solution to create a vapor which can be inhaled and tobacco heating products, which are battery powered electronic devices that operate with specifically designed consumables containing tobacco, to deliver a real tobacco taste and aroma. While still a nascent market, the global vapor products category is currently the larger of the two and continues to grow at a significant rate in certain key markets. Today, tobacco heating products are a smaller category but one that is growing, particularly in Japan, and the category is expanding to other markets, including in Europe.

The BAT Group is one of the largest international companies in the vapor market outside of the United States and China, having successfully launched a portfolio of products in the five largest vapor markets in Europe and established significant market share in the United Kingdom and Poland, based on the BAT Group’s internal estimates.

The BAT Group’s leading vapor product brand is VYPE, which is available in ten countries following a geographic expansion in 2016, including the launch of VYPE in the United Kingdom in 2013 and the opening of the first VYPE retail concept store in Milan in 2016. The BAT Group has six different VYPE devices available to adult tobacco consumers, as well as a variety of e-liquid flavors and nicotine strengths, including a nicotine-free option. The newest addition to the BAT Group’s portfolio of vapor products is the VYPE PEBBLE, which is a small, portable device that is simple to use. Currently, the BAT Group is consumer testing its first VYPE device using a new vaping technology developed in partnership with an independent inventor, which would replace the current “coil and wick” system. In December 2016, the BAT Group launched a tobacco heating product, called GLO, in Sendai, Japan, which provides an experience to adult tobacco consumers similar to that of a cigarette. The BAT Group’s other tobacco heating product, the iFUSE product, blends vaping technology with tobacco. The iFUSE product was launched in Romania in 2015 as a test market, and further development of this platform is scheduled to take place in 2017.

To provide a globally consistent and responsible approach to the marketing of its vapor products, in 2015, the BAT Group developed and published its vapor product Marketing Principles, which are aligned to the UK Committee of Advertising Practice Codes. The BAT Group is currently working on the development of new Marketing Principles for tobacco heating products.

Procurement

While the BAT Group does not own tobacco farms or directly employ farmers, it sources over 400,000 tons of tobacco leaf each year directly from over 90,000 contracted farmers and through third-party suppliers mainly in developing countries and emerging markets in Africa, Asia and Latin America. The BAT Group also purchases tobacco leaf from India where the tobacco is bought over an auction floor. In 2016, the BAT Group entered into commitments to buy 80% of its leaf from its principal sources, located in 14 countries. The price of tobacco in U.S. dollars varies from year to year driven by domestic inflationary pressures, supply, demand and quality. The BAT Group believes there is an adequate supply of tobacco leaf in the world markets to satisfy its current and anticipated production requirements.

The BAT Group also purchases other raw materials, such as packaging materials, filters and paper, from other international suppliers. The e-liquids used in the BAT Group’s vapor products are made from medical grade nicotine sourced from third-party manufacturers. The BAT Group’s next generation products are mainly manufactured in third-party factories.

The BAT Group continues to implement and realize the benefits of a new global operating model with common systems, processes and ways of working across its worldwide businesses. This has helped drive further savings through greater global integration between end-markets, regional and global subfunctions. Examples of this are the increased use of shared services for back office functions, a global supply planning center in Southampton, United Kingdom and the establishment in 2016 of a new Global Leaf Operations Centre in Brazil which helps export best agronomic practice across the BAT Group.

The BAT Group invests over £60 million each year to provide on-the-ground support and advice to its contracted farmers.

In 2016, the BAT Group replaced its Social Responsibility in Tobacco Production program with the Sustainable Tobacco Programme, referred to as STP. This is an industry-wide initiative developed in collaboration with five other manufacturers to bring together best practice from across the industry. It is also aligned to important external standards, such as those of the International Labour Organization, and includes strengthened processes and more frequent on-site reviews of leaf suppliers. STP covers areas such as sustainable farming techniques, the use of agrochemicals, soil and water management and actions that can be taken to help prevent child labor, forced labor and to create safer working environments.

STP has been adopted by all major global tobacco manufacturers and their leaf suppliers. Its aim is to provide a more consistent and robust way of assessing suppliers’ performance, reducing complexity and driving continuous improvement across the global tobacco leaf supply chain. STP was rolled out across the BAT Group’s leaf supply chain in 2016 through a series of training and regional workshops.

Manufacturing

In 2016, the BAT Group sold approximately 665 billion cigarettes of which approximately 630 billion cigarettes were produced by 44 cigarette factories in 42 countries. The BAT Group’s factory outputs and establishments vary significantly in size and production capacity. For example, the BAT Group’s site in St. Petersburg, Russia has an annual output of about 45 billion cigarettes and over 500 employees whereas one of the BAT Group’s smallest factories in Fiji has an annual output of about 330 million cigarettes and approximately 50 employees. In addition, the BAT Group has 18 green leaf threshing plants, where leaf received from the farmers is processed, and three factories that produce other tobacco products, such as roll-your-own tobacco, make-your-own and snus. In total, approximately 18,000 employees work within the BAT Group’s manufacturing. The BAT Group uses a mixture of in-house and contract manufacturers to manufacture its next generation products.

BAT-Owned Manufacturing Facilities(1)

	Western Europe	Asia-Pacific	Americas	EEMEA	Total
Fully Integrated (cigarettes/other tobacco products)	7	11	7	9	34
Make-pack	0	4	0	6	10
Other	2	0	0	0	2

Total	9	15	7	15	46

Note:

(1)	As of December 31, 2016.

The plants and properties owned or leased and operated by the BAT Group’s subsidiaries are maintained in good condition and are believed to be suitable and adequate for the BAT Group’s present needs. As a result of the recent acquisition of the Blue Nile Cigarette Company Limited, the BAT Group is currently investing in bringing an acquired factory to a condition deemed appropriate by the BAT Group. The BAT Group plans to close its factory in Bayreuth, Germany by the end of 2017 and to transfer its production to existing factories in Poland, Romania, Hungary and Croatia.

The technology employed in cigarette factories is sophisticated, especially in the area of cigarette making and packing where throughputs can reach between 500 and 1000 packs per minute. The BAT Group can produce many different pack formats (e.g., the number of cigarettes per packet) and configurations (e.g., bevel edge, round corner, international) to suit marketing and consumer requirements. New technology machines are sourced from the leading machinery suppliers to the industry. Close cooperation with these organizations helps the BAT Group support its marketing strategy by driving its product innovations, which are brought to the market on a regular basis.

The BAT Group utilizes quality standards, processes and procedures covering the entire end-to-end value chain to help to ensure quality products are provided to our customers and adult tobacco consumers according to BAT Group’s requirements and end market regulatory requirements.

The BAT Group has several improvement initiatives which it is currently managing. For example, the BAT Group is continuing to realize the benefits of its Integrated Work System Program launched in 2014, which is centrally led with an aim to improve the performance of the BAT Group’s factories globally by focusing on manufacturing standards, continuous improvement, assessment and benchmarking and organizational development. The BAT Group also utilizes a survey process in the factories with an aim to improve factory productivity and reduce costs in the manufacturing environment. This process, known as “Bulls Eye,” has been in existence for a number of years and highlights productivity opportunities by benchmarking.

Customers

No BAT Group customer accounted for 10% or more of the BAT Group’s consolidated revenue during 2016, 2015 or 2014. There is no concentration of credit risk with respect to trade receivables as the BAT Group has a large number of internationally dispersed customers.

Distribution, Sales and Marketing

The BAT Group’s products are distributed to retail outlets around the world, including supermarkets, convenience stores, hotels, restaurants, cafes, tobacconists and duty free shops. The BAT Group recognizes the importance of retail outlet distribution and, as part of its trade communication and distribution strategy, the BAT Group has adopted a direct and exclusive distribution approach, or “direct store sales,” by identifying and working with the retail outlets to develop a commercially based and strategic relationship. Direct store sales provide the BAT Group with visibility and control over the distribution of its products, allowing the BAT Group to access both the market and consumer information. Such sales also provide a direct commercial link to the BAT Group’s most strategic retail accounts. Around half of the BAT Group’s global cigarette volume is sold by retailers, supplied through the BAT Group’s direct distribution capability or exclusive distributors. The BAT Group continuously reviews its route to market for combustible products and next generation products, including its relationships with wholesalers, distributors and logistics providers.

The BAT Group additionally has hundreds of local and regional wholesale customers and actively works with key global corporate retailer partners. These very large businesses operate mainly in the grocery, convenience stores and gas station distribution channels. The BAT Group continues to further develop joint programs with its global retail partners in order to better reach adult smokers in key channels such as global travel retail and convenience. The BAT Group believes that its routes to market are critical and allow the BAT Group to roll out innovations effectively and quickly on a global scale as well as to meet consumer demand at the point of sale.

In addition, the BAT Group trains its trade marketing and distribution staff to successfully support its brands and innovations in a fast-paced and rapidly changing environment to meet the demands of retailers and adult tobacco consumers. The BAT Group has over 20,000 trade marketing and distribution staff.

The BAT Group’s marketing is based on understanding adult tobacco consumers and giving them relevant choices. The BAT Group gathers insights into adult tobacco consumers’ smoking preferences and buying behavior to understand the different profiles of its adult tobacco consumers, before investing in developments across the marketing mix to deliver relevant choices for the BAT Group adult tobacco consumers. This assists the BAT Group in ensuring its products satisfy the preferences of adult tobacco consumers.

The BAT Group is focused on delivering quality tobacco products to adult tobacco consumers. The BAT Group’s marketing strategy is driven by four principles:

•	understanding the different profiles and preferences of its customers;

•	the strength of its brands;

•	its consumer-centric innovative products; and

•	world class trade marketing.

The BAT Group believes there should be marketing restrictions for products which pose real and serious risks to health, such as tobacco products. The BAT Group seeks to apply a consistent, responsible approach to marketing across the BAT Group by requiring that its companies follow its International Marketing Principles, which govern the BAT Group’s marketing of all combustible tobacco products. The BAT Group’s International Marketing Principles provide that its marketing should be targeted at adult tobacco consumers and not undermine their understanding of the health risks and include, for example, further procedures for adult verification and for the responsible use of new and emerging channels of consumer communication. The BAT Group’s International Marketing Principles are its minimum standards and are applied even when they are stricter than local laws. However, if local laws or other voluntary codes in markets are stricter than or override the International Marketing Principles, then the BAT Group abides by those laws or voluntary codes. The BAT Group monitors adherence to its International Market Principles through market audits and annual self-assessments.

Regulation

Overview

The BAT Group’s businesses operate under increasingly stringent regulatory regimes worldwide. The tobacco industry is one of the most highly regulated in the world, with manufacturers required to comply with a variety of different regulatory regimes across the globe. The BAT Group continues to respond to these regimes and engages with governments and other regulatory bodies to find solutions to changing regulatory landscapes. Restrictions on the manufacture, sale, marketing and packaging of tobacco products are in place in nearly all countries and markets.

Regulation can typically be categorized as follows:

•	Place: including regulations restricting smoking in private, public and work places (e.g., public place smoking bans);

•	Product: including regulations on the use of ingredients, product design and attributes (e.g., ceilings regarding tar, nicotine and carbon monoxide yields, as well as restrictions on flavors); product safety regulations (e.g., General Product Safety Directive (2001/95/EC), electrical safety regulations and reduced cigarette ignition propensity standards) and regulatory product disclosure requirements (e.g., in relation to ingredients and emissions);

•	Packaging and labeling: including regulations on health warnings and other government mandated messages (e.g., in respect of content, positioning, size and rotation); restrictions on the use of certain descriptors and brand names; requirements on pack shape, size, weight and color and mandatory plain packaging;

•	Sponsorship, promotion and advertising: including partial or total bans on tobacco advertising, marketing, promotions and sponsorship and restrictions on brand sharing and stretching (the latter refers to the creation of an association between a tobacco product and a non-tobacco product by the use of tobacco branding on the non-tobacco product);

•	Purchase: including regulations on the manner in which tobacco products are sold, such as type of outlet (e.g., supermarkets and vending machines) and how they are sold (e.g., above the counter versus beneath the counter); and

•	Price: including regulations which have implications for the prices which manufacturers can charge for their tobacco products (e.g., excise and minimum prices).

World Health Organization Framework Convention on Tobacco Control

Much of the recent development in regulation at a global level has been driven by the FCTC. The FCTC came into force in 2005 and contains provisions aimed at, among other things, reducing tobacco consumption and toxicity. The original treaty is supplemented by protocols and guidelines. While these guidelines are not legally binding, they provide a framework of recommendations for parties to the guidelines.

To date, the FCTC has been ratified by 180 countries, not including the United States. The FCTC has led to increased efforts by tobacco-control advocates and public health organizations to reduce the supply of and demand for tobacco products, and to encourage governments to further regulate the tobacco industry. As national regulations increasingly reflect global influences, the scope of areas regulated will likely further expand. The guidelines on advertising, promotion and sponsorship, for example, seek to broaden the definition of tobacco advertising to include product display, the use of vending machines as well as the design of the pack itself.

Where adopted by contracting parties, a number of the measures referred to in the guidelines may result in either additional costs for the tobacco industry or restrictions on a manufacturer’s ability to differentiate its products and communicate those differences to adult smokers. For example, a change in the number and size of on-pack health warnings requires new printing cylinders to be commissioned, while the implementation of new plant protection product standards, product testing and the submission of ingredients information to national governments require extensive resources, time and material.

EU Tobacco and Related Products Directive (2014/40/EU)

Other developments in regulation have been driven by tobacco control activities undertaken outside the FCTC process. For example, the EU Tobacco Products Directive (2001/37/EC), referred to as TPD1, was adopted by the EU in May 2001 for transposition into EU member states’ laws by September 2002. TPD1 included provisions that set maximum tar, nicotine and carbon monoxide yields, introduced larger health warnings and banned descriptors such as “light” and “mild.”

A revised TPD1, the EU Tobacco and Related Products Directive (2014/40/EU), referred to as the TPD2, was adopted in April 2014 for transposition into EU member states’ law by May 2016. Provisions of the TPD2 include: larger combined pictorial and textual health warnings covering 65% of the two main pack surfaces (front and back) for cigarettes; restrictions on pack shape and size, including minimum pack sizes of 20 sticks for cigarettes and 30g for roll-your-own and make-your-own tobacco; increased ingredients reporting; “tracking and tracing” requirements; and for e-cigarettes, nicotine limits, pre-market notification, ingredients reporting and advertising bans. Among other things, the TPD2 bans the sale of tobacco products with a characterizing flavor. Menthol flavored cigarettes are exempt from the ban until May 2020.

The TPD2 also purports to leave open to EU member states the possibility of further standardizing the packaging of tobacco products and to apply its provisions in different ways. For example, it provides, among other things, that the labeling, packaging and the tobacco product itself shall not include any element or feature that suggests that a particular tobacco product has vitalizing, energetic, healing, rejuvenating, natural, organic properties or has other health or lifestyle benefits. On February 1, 2017, the French Government applied its laws transposing these provisions into French national law to prohibit the sale of all variants of VOGUE cigarettes from February 2018, as well as the use of certain other tobacco brand and brand variant names.

The EU Commission is required to monitor and produce a report on the implementation and impact of the TPD2 by May 21, 2021, identifying whether further amendments to TPD2 are required.

Restrictions on Smoking in Private, Public and Work Places

The BAT Group operates in a number of markets which have in place restrictions on smoking in certain private, public and work places, including restaurants, bars and nightclubs. While these restrictions vary in scope and severity, extensive public and work place smoking bans have been enacted in markets including the United States, Canada, the United Kingdom, Spain, New Zealand and Australia. Restrictions on smoking in private have also been adopted or proposed, and typically take the form of prohibitions on smoking in cars or residential homes when children are present, or smoking within a certain distance from specified public places (such as primary schools).

Regulation of Ingredients, including Flavored Tobacco Products

A number of countries have restricted and others are seeking to restrict or ban the use of certain flavors or ingredients in cigarettes and other tobacco products, on the basis that such products are alleged to: appeal disproportionally to minors, act as a catalyst for young people taking up smoking and/or increase the addictiveness or toxicity of the relevant product.

In Canada, the manufacture and sale of cigarettes, little cigars and blunt wraps with characterizing flavors are banned. While the Canadian ingredient ban currently exempts menthol at the federal level, most Canadian provinces have adopted or are in the process of adopting menthol bans. The Canadian federal government has also recently published draft regulations that would prohibit menthol in cigarettes. In Australia, the majority of the states have banned flavors in cigarettes that give an “overtly” fruit-flavored taste and the government is currently considering further regulatory options. The TPD2 similarly bans the manufacture and sale of tobacco products with a characterizing flavor other than tobacco, subject to an exemption until May 2020 for menthol cigarettes. An ingredients ban in Brazil, which would ban the use of certain ingredients with flavoring or aromatic properties, including menthol, is not currently in force due to ongoing legal challenges. In Turkey, a ban on the use of menthol in cigarettes will apply from May 20, 2020.

Many of the above regulations are subject to ongoing legal challenges.

Further legislation on ingredients is to be expected. In particular, the EU Commission is required to prepare a report by no later than May 20, 2021 in respect of, among other things, the benefits of establishing a single list of permitted ingredients at the EU level by reference to available scientific evidence on the toxic and addictive effects of different ingredients. Similarly, the Conference of Parties to the FCTC has tasked a working group to further elaborate the partial guidelines on the regulation of the contents of tobacco products and tobacco product disclosures.

Plain and Standardized Packaging

Plain packaging generally refers to a ban on the use of trademarks, logos and colors on packaging other than the use of a single color and the presentation of brand name and variant in a specified font and location(s). The presentation of individual cigarettes may be similarly restricted.

Plain packaging is particularly high on the agenda of tobacco control groups and the FCTC guidelines recommend that contracting parties consider introducing plain packaging.

To date, six countries have adopted plain packaging legislation. The world’s first plain packaging law was passed in Australia in November 2011, where plain packaging has been fully implemented since December 2012 (i.e., it has been unlawful to sell non-plain packaged products since this date in all Australian states and territories). In France, plain packaging has been fully implemented since January 2017. In the United Kingdom, full implementation is required as of May 2017. In Hungary, compliance is required immediately for new product launches, and by no later than May 2019 for existing products. In Slovenia, detailed specifications are still to be adopted, which may alter or amend the implementation timetable, but the existing legislation currently requires compliance from January 1, 2020. New Zealand, Norway and Ireland are finalizing their implementation plans.

Countries, territories and states that are currently considering adopting plain packaging legislation, include, but are not limited to, Brazil, Canada, Chile, Singapore and Sweden. Others, such as Hong Kong, are considering implementing large graphic health warnings.

Purchase: Product Display Bans at Point of Sale and Licensing Regimes

Product display restrictions at point of sale have been in place in a number of countries for several years and have been implemented both at national and state levels. Ireland was the first EU member state to introduce a point-of-sale display ban, which became effective in July 2009, with Norway, Iceland, Finland, New Zealand, Thailand, Canada, Australia, the United Kingdom and a number of other countries implementing or passing similar legislation banning tobacco displays.

A number of countries, such as Hungary, have also sought to restrict the supply of tobacco products, including through the adoption of licensing regimes limiting the number of retail outlets from which it is possible to purchase tobacco products and/or by prohibiting the sale of tobacco products within a certain distance of specified public places.

Illicit Trade

The illegal market for tobacco products is an increasingly important issue for governments and the industry across the world. Euromonitor International estimates that approximately 456 billion cigarettes per year are smuggled, manufactured illegally or counterfeited. A number of governments, regulators and organizations have or are considering adopting regulation to support anti-illicit trade activities. Among other forms, such regulation may comprise mandatory “tracking and tracing” requirements, enabling regulators to identify the point at which any seized product left the legal supply chain, security features to combat counterfeiting and inspection and authentication obligations in respect of seized product. The TPD2, for example, requires that all unit packets of tobacco are marked with a unique and irremovable identifier, which when scanned provides various information about that product’s route to market.

In November 2012, the FCTC adopted the Protocol to Eliminate Illicit Trade in Tobacco Products which includes a raft of supply chain control measures, including the implementation of “tracking and tracing” technologies. To date, 25 parties have ratified the Protocol, which will come into force once the 40th party has ratified it.

Next Generation Products

More recently, significant debate has been generated regarding the appropriate regulation of next generation products, including regulation of the nicotine liquids used in vapor products. While this nascent category has grown in size and complexity in a relatively short period of time, a consensus framework for regulation and taxation has yet to emerge.

The TPD2, for example, establishes frameworks for the regulation of novel tobacco products and e-cigarettes, introducing nicotine limits, health warnings requirements, advertising bans and pre-market notification and post-market disclosure obligations.

Conversely, some governments have intentionally banned or are seeking to ban novel tobacco products and products containing nicotine, while others would need to amend their existing legislation in order to permit their sale. For example, in Australia nicotine is classified as poison, meaning that the importation of vaping products or nicotine refill liquids is illegal in every state and territory, as is the possession and use of these products. In Canada, vaping products containing nicotine are not approved for general sale. However, at a federal level there is no regulation on non-nicotine vaping products, meaning that a number of provinces and municipalities have begun to develop their own frameworks for the sale and marketing of these products.

Even in countries where the sale of next generation products is permitted, some governments have adopted, or are seeking to adopt, bans on vaping in public places. Following the completion of the merger, RAI’s operating companies, as part of the BAT Group, will remain subject to U.S. federal, state and local laws and regulations. For example, key elements of the Family Smoking Prevention and Tobacco Control Act, referred to as the FSPTCA, include: filing of facility registrations, product listing, constituent testing and ingredient information; obtaining FDA clearance for all new products or product modifications; banning all characterizing artificial or natural flavors other than tobacco or menthol in cigarettes; establishing “user fees” to fund the FDA’s regulation of tobacco products; increasing the health warning size on cigarette packs with the option to introduce pictorial health warnings; implementing good manufacturing practices; revising the labeling and advertising requirements for smokeless tobacco products; and requiring the study of menthol. In 2013, the FDA also issued an Advance Notice of Proposed Rulemaking, seeking comments on various issues relating to the potential regulation of menthol cigarettes. Although it is not possible to predict whether or when the FDA will take action, the FDA, or another governmental authority, may adopt regulations banning or severely restricting the use of menthol in tobacco products or the sale of menthol cigarettes in the United States. The FSPTCA and the FDA’s potential regulation of menthol are described in RAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [●] of this proxy statement/prospectus.

The BAT Group believes that as a responsible business, it can contribute through information, ideas and practical steps, to help regulators address the key issues regarding its products, including under-age access, illicit trade, product information, product design, involuntary exposure to smoke and the development of potentially less harmful products, while maintaining a competitive market that accommodates the significant percentage of adults who choose to be tobacco consumers. The BAT Group is committed to working with national governments and multilateral organizations and welcomes opportunities to participate in good faith to achieve sensible and balanced regulation of traditional tobacco and next generation products. For information about risks related to regulation, see “Risk Factors—Risk Factors Relating to the BAT Group and the Tobacco Industry—The BAT Group’s business faces increasing tobacco control and regulation which may have an impact on its overall volume and profit” beginning on page [●] of this proxy statement/prospectus.

Environmental Matters

The BAT Group is subject to extensive environmental laws and regulations with respect to water and air quality, greenhouse gas emissions, solid and hazardous waste disposal and odor and noise control. The BAT Group conducts an on-going program designed to ensure and maintain compliance with these environmental laws and regulations. The BAT Group believes that it is in material compliance with all applicable environmental laws and regulations wherever it operates. However, the BAT Group cannot predict whether future changes in environmental laws or regulations might increase the cost of operating its facilities and conducting its business. Any such changes could have adverse consequences on the BAT Group’s business, financial condition and results of operations. In addition, failure to comply with these laws and regulations can result in significant fines, penalties and civil or criminal liabilities, and liability for the clean-up of contamination can, in some jurisdictions, be imposed without regard to whether the owner or operator of the property or facility knew of, or was responsible for, the release or presence of hazardous or toxic substances.

The BAT Group’s Environment, Health and Safety policy, referred to as EHS policy, sets out detailed requirements for all of its operating companies, designed to achieve the BAT Group’s aim of applying the best international standards in environmental, occupational health and safety management, and to ensure that its companies give the necessary compliance activities a high priority. Unless local law is more exacting, all of the BAT Group’s operating companies are expected to comply with EHS policy.

Industry and Competitive Environment

According to Euromonitor International and the BAT Group’s internal estimates, the global cigarette industry sells around 5,450 billion cigarettes each year and the retail value of the global tobacco market (including cigarettes, cigars, cigarillos, smoking tobacco, smokeless tobacco and vapor products) for 2016 was estimated at $785 billion. Since 1995, the world market for cigarettes has grown, predominantly due to growth in China, which has offset the reducing volume of cigarettes in the rest of the world, especially in developed markets, such as Western Europe. Over the coming years, the BAT Group expects volumes of cigarettes outside China to continue to decline as a lower percentage of the total adult population will choose to smoke cigarettes and individual smokers will consume fewer cigarettes; these dynamics will be partially offset by the impact of population growth.

In 2016, the four biggest international manufacturers, outside of China, India and the United States, according to the BAT Group’s internal estimates, were Philip Morris International with a share of the global market excluding China, India and the United States of approximately 31%, the BAT Group (excluding associates) with approximately 25%, Japan Tobacco with approximately 19% and Imperial Brands with approximately 10%, based on sales by volume. Collectively, these four players held around 41% of the global market, or approximately 84% of the market outside of China, India and the United States. According to Euromonitor International, China accounts for approximately 45% of global cigarette volume and is the world’s largest cigarette market. The international tobacco companies have a very small presence in the Chinese market, where the industry is state-owned. According to Euromonitor International, India accounts for approximately 1.5% of global cigarette volume and ITC accounts for approximately 79% of India’s market share. The BAT Group has an approximate 30% interest in ITC. According to Euromonitor International, the United States accounts for approximately 5% of global cigarette volume. For 2016, the RAI Group accounted for approximately 34% of the United States’ cigarette market share, according to MSAi. The BAT Group has an approximate 42% interest in RAI. The global tobacco industry operates in a challenging environment. The BAT Group competes primarily on the basis of product quality, brand recognition, brand loyalty, taste, innovation, packaging, service, marketing, advertising and retail price. The size of the global cigarette market is impacted by a number of factors, including increased regulation, litigation, rising excise rates on its products and illicit trade.

Tobacco products are subject to substantial duty, excise and other taxes in most markets in which the BAT Group operates. Increases to duty, excise and other taxes affect the size of tobacco markets. Significant and sustained increases in taxes in markets where tobacco prices are already high may lead adult tobacco consumers to switch to cheaper brands. This can lead to the growth in sales of lower margin products and decreases in sales of higher margin products. Additionally, increases in tobacco taxes can lead to adult tobacco consumers rejecting legitimate tax paid products and switching to products from illegal sources.

Trafficking of tobacco products includes the trade in counterfeit products, smuggled genuine products, including ‘illicit whites’ (also known as “made for smuggling brands”), and locally manufactured products on which applicable taxes are evaded. Illicit trade remains a key challenge for the legitimate tobacco industry. Illicit trade is driven by many factors, including tax-driven price increases, weak criminal penalties, poor enforcement of border controls, weak laws, corruption, loosely regulated free trade zones, a less rigorous approach to intellectual property rights protection and the use of the internet as a medium of trading. Euromonitor International estimates that approximately 456 billion cigarettes per year are smuggled, manufactured illegally or counterfeited. The BAT Group is liaising with governments and law enforcement agencies around the world to combat illicit trade. The BAT Group also undertakes a range of measures to protect its trademarks and strengthen the security of its supply chain, such as digital coding and tax verification, which help governments ensure taxes and duties are paid, and a track and trace system, which means the BAT Group can monitor its products as they move through the supply chain. The BAT Group also destroys all old machinery and spares, while cooperating with suppliers and customers to fight trafficking.

The BAT Group believes that quality and innovation will play an increasing role in delivering market share, as tobacco companies operate in a highly competitive marketplace. This involves cigarette innovations such as capsule products, additive-free products, tube filters and slims. Substantial investments have also been made in developing next generation products.

Research and Development

The BAT Group makes significant investments in research and development to deliver innovations that satisfy or anticipate consumer needs and generate growth for the business. The BAT Group has an extensive scientific research program in a broad spectrum of scientific fields including molecular biology, toxicology and chemistry. The BAT Group has spent £446 million on research and development over the past three years (£144 million in 2016, £148 million in 2015 and £154 million in 2014), with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

The BAT Group is transparent about its research and development and publishes details of its research programs on its website, and the results of its studies in peer-reviewed journals.

The BAT Group’s research and development function also provides guidance on the use of ingredients in the BAT Group’s products to ensure its current product portfolio complies with national legislative requirements and with its own internal standards.

Capital expenditures

Gross capital expenditures include purchases of property, plant and equipment and purchases of intangibles. The BAT Group’s gross capital expenditures for 2016, 2015 and 2014 were £652 million, £591 million and £689 million, respectively, representing investment in the BAT Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). The BAT Group expects gross capital expenditures in 2017 of approximately £620 million. These 2017 expenditures do not include any expected amounts related to RAI and are primarily related to investment in the BAT Group’s global operational infrastructure and are expected to be funded by operating cash flows and, where applicable, from the BAT Group’s existing credit facilities.

Intellectual Property

The BAT Group’s trademarks, which include the brand names under which its products are sold, are key assets. The BAT Group regards the protection and maintenance of the reputation of its brand names and trademarks as critical to its success. The BAT Group relies on trademark laws together with patent, copyright and design right laws in different jurisdictions around the world to protect its intellectual property rights.

The BAT Group owns the trademarks to the vast majority of the brands that it uses in its business. Generally, the BAT Group’s trademarks in relation to its global drive brands and its other international brands are principally owned by the BAT Group’s brand owning companies in the United Kingdom, the United States, the Netherlands or Switzerland, and are licensed to its relevant operating companies. Other brands tend to be owned by the local BAT Group operating company.

In addition to selling brands that the BAT Group owns, the BAT Group also sells CAMEL, WINSTON and SALEM branded products which are licensed to the BAT Group by Japan Tobacco with respect to cigarettes in certain markets in Latin America.

SHUANG XI and STATE EXPRESS 555 (outside of China mainland) are owned jointly by CTBAT, a joint venture between the BAT Group and CNTC.

The BAT Group also owns a number of brands and trademarks which it has licensed to third parties for use in particular jurisdictions. For example:

•	the BENSON & HEDGES trademark is licensed to ITC for use in respect of cigarettes and tobacco products in India;

•	the DUNHILL trademark is licensed to RAI for use in respect of cigarettes, cigars and tobacco products in the United States; and

•	the DUNHILL trademark is licensed to Rothmans, Benson & Hedges Inc. for use in respect of cigarettes and tobacco products in Canada.

As well as protecting its brand names by way of trademark registration, the BAT Group also protects its innovations by means of patents and designs in key global jurisdictions. As of December 31, 2016, the BAT Group had:

Pending Designs: 168;

Granted Designs: 1890;

Pending Patents: 2168; and

Granted Patents: 1938.

Seasonality

The BAT Group’s business segments are not significantly affected by seasonality, although in certain markets cigarette consumption trends rise during the summer months due to longer daylight time and tourism.

Legal Proceedings

Litigation

Product-Related Litigation

The BAT Group companies, notably B&W as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

Indemnity

On July 30, 2004, B&W completed the B&W business combination. As a result of the B&W business combination, RJR Tobacco agreed to indemnify B&W and its affiliates against, among other things, certain liabilities, costs and expenses incurred by B&W or its affiliates arising out of the U.S. cigarette and tobacco business of B&W, referred to as the RJR Tobacco Indemnification.

The scope of the RJR Tobacco Indemnification includes all expenses and contingent liabilities in connection with litigation to the extent relating to or arising from B&W’s U.S. tobacco business as conducted on or prior to July 30, 2004, including smoking and health tobacco litigation, whether the litigation is commenced before or after July 30, 2004, referred to as the Tobacco Litigation.

Pursuant to the terms of the RJR Tobacco Indemnification, RJR Tobacco Company is liable for any possible judgments, the posting of appeal bonds or security, and all other expenses of and responsibility for managing the defense of the Tobacco Litigation. RJR Tobacco Company has assumed control of the defense of the Tobacco Litigation involving B&W, to which RJR Tobacco Company is also a party in most of the same cases.

Included in “—U.S. litigation” below are all significant cases where B&W or a UK company is named as a defendant and all cases where RJR Tobacco Company is named as a defendant as a successor to B&W, referred to as the RJR Tobacco Successor Cases. The RJR Tobacco Successor Cases are covered by the RJR Tobacco Indemnification.

Following the merger, RJR Tobacco Company will become an indirect, wholly owned subsidiary of BAT.

U.S. Litigation

The total number of U.S. tobacco product liability cases pending as of December 31, 2016 involving B&W was approximately 4,925 (compared to approximately 5,237 as of December 31, 2015). Of these, 2,020 cases are RJR Tobacco Successor Cases. For all of the 4,925 cases involving B&W, BAT Group companies have the protection of the RJR Tobacco Indemnification. As of December 31, 2016, British American Tobacco (Investments) Limited, referred to as Investments, had been served as a co-defendant in one of those cases (compared to one as of December 31, 2015). No other member of the BAT Group that is based in the United Kingdom, referred to as a UK-based Group Company, has been served as a co-defendant in any U.S. tobacco product liability case pending as of December 31, 2016. Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant, possibly totaling billions of U.S. dollars. The cases fall into four broad categories: medical reimbursement cases; class actions; individual cases and other claims.

(a) Medical Reimbursement Cases

These civil actions seek to recover amounts spent by government entities and other third-party providers on healthcare and welfare costs claimed to result from illnesses associated with smoking.

At December 31, 2016, one U.S. medical reimbursement suit was pending against B&W by an Indian tribe in an Indian tribal court in South Dakota. No other suits are pending against B&W by county or other political subdivisions of the states.

(b) Class Actions

At December 31, 2016, B&W was named as a defendant in five separate actions attempting to assert claims on behalf of classes of persons allegedly injured or financially impacted through smoking or where classes of tobacco claimants have been certified. If the classes are or remain certified separate trials may be needed to assess individual plaintiffs’ damages. Two of the five class actions against B&W allege that the use of the terms “light” and “ultralight” constitutes unfair and deceptive trade practices. Similar class action suits have been filed in a number of states against individual cigarette manufacturers and their parent corporations.

(a) Black is a “lights” class action filed in November 2000, which in 2008, the Circuit Court, City of St. Louis, Missouri stayed pending U.S. Supreme Court review in Good v Altria Group, Inc. A status conference is scheduled for June 5, 2017.

(b) Howard is a “lights” class action filed in February 2000 in the Circuit Court, Madison County, Illinois, currently stayed pending resolution of Price v Philip Morris, Inc.

(c) Jones is a case filed in December 1998 in the Circuit Court, Jackson County, Missouri; the action was brought by tobacco product users and purchasers on behalf of all similarly situated Missouri consumers alleging that the plaintiffs’ use of the defendants’ tobacco products has caused them to become addicted to nicotine, and seeks an unspecified amount of compensatory and punitive damages. There has been limited activity in this case.

(d) Parsons is a case filed in February 1998 in the Circuit Court, Ohio County, West Virginia currently stayed pending final resolution of a motion brought by the plaintiffs, and because three defendants filed bankruptcy petitions.

(e) Young is a case filed in November 1997 in the Circuit Court, Orleans Parish, Louisiana. This Environmental Tobacco Smoke, referred to as ETS, class action on behalf of all residents of Louisiana who, though not themselves cigarette smokers, have been exposed to second-hand smoke from cigarettes manufactured by the defendants, and who allegedly suffered injury as a result of that exposure, seeks an unspecified amount of compensatory and punitive damages, and has been stayed since 2004.

Engle Class Action (Florida): In 2000, three class representatives in the Engle class action were awarded a total of $12.7 million in compensatory damages and punitive damages against B&W were assessed at $17.6 billion. This decision was appealed and ultimately resulted in the Florida Supreme Court, in July 2006, decertifying the class and allowing judgments entered for only two of the three Engle class representatives to stand and setting aside the punitive damage award. Putative Engle class members were permitted to file individual lawsuits against the Engle defendants within one year of the Florida Supreme Court’s decision (subsequently extended to January 11, 2008).

As of December 31, 2016, B&W had been served in approximately 30 Engle progeny cases in both state and federal courts in Florida. These cases include approximately 86 plaintiffs. RJR Tobacco Company, as a successor to B&W, is named in approximately 2,008 Engle progeny cases. These cases include approximately 2,618 plaintiffs.

As of December 31, 2016, approximately 109 additional Engle progeny trials naming RJR Tobacco Company as successor to B&W have proceeded to verdict. Of these 109 trials, approximately 62 resulted in plaintiffs’ verdicts. As of December 31, 2016, total damages awarded against RJR Tobacco Company as successor to B&W in final judgments in these cases are approximately $283,252,767. This number comprises approximately $143,915,963 in compensatory damages and approximately $139,336,803 in punitive damages. As of December 31, 2016, RJR Tobacco Company had appealed 48 of these 62 adverse judgments and still had time to appeal 13 of these 62 adverse judgments. Out of the 48 adverse judgments appealed by RJR Tobacco Company, 22 appeals remained undecided (including two that have petitions for review pending in the Florida Supreme Court), and 26 appeals were decided and/or closed. In six of the appeals that were decided, the appellate court affirmed the liability finding but vacated the damages award and remanded the matter to the trial court. In three of the appeals that were decided, the appellate court reversed the final judgment and remanded the matter to the trial court for a new trial on all issues. One appeal was voluntarily dismissed. RJR Tobacco Company has paid damages to the plaintiffs in 16 cases that are now closed.

The Florida legislature applies a $200 million bond cap to all Engle progeny cases in the aggregate. Individual bond caps for any given Engle progeny case varies depending on the number of judgments in effect at a given time but never exceeds $5 million per case for appeals within the Florida state court system.

Judicial attempts by several plaintiffs in the Engle progeny cases to challenge the bond cap as violating the Florida Constitution have failed and bills have been introduced in the Florida legislature to modify or eliminate the Engle progeny bond cap.

(c) Individual Cases

Approximately 2,899 cases were pending against B&W as of December 31, 2016 (compared to 2,995 as of December 31, 2015), which were filed by or on behalf of individuals and in which it is contended that diseases or deaths have been caused by cigarette smoking or by exposure to ETS. Of these cases, approximately: (1) 2,407 are ETS cases brought by flight attendants who were members of a class action (Broin) that was settled on terms that allow compensatory but not punitive damages claims by class members; (2) 393 are cases brought in consolidated proceedings in West Virginia, where the first phase of the trial began on April 15, 2013, and on May 15, 2013 the jury returned a verdict for defendants on all but one of plaintiffs’ claims and the judgment resulting from the verdict was affirmed on appeal; (3) 30 are Engle progeny cases that have been filed directly against B&W; and (4) 69 are cases filed by other individuals.

In addition to the 2,008 Engle progeny cases, which name RJR Tobacco Company as successor to B&W, there are 12 cases filed by other individuals naming RJR Tobacco Company as successor to B&W. For more information on this litigation, see RAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference into this proxy statement/prospectus.

(d) UK—Based Group Companies

As of December 31, 2016, Investments has been served in one dormant individual action in the United States (Perry) in which there has been no activity since 1998 following the plaintiff’s death in 1997.

In December 2016, BAT received a complaint in an individual personal injury action pending in state court in Seattle, Washington (Ratcliff). The plaintiff asserts various claims, including state law product liability, fraud and statutory claims, against multiple defendants, including BAT, and alleges that she developed malignant mesothelioma from amongst other things her exposure to asbestos found in certain talc-containing cosmetic products and powders. The case is currently in discovery. BAT filed a motion to dismiss for improper service and lack of personal jurisdiction on February 8, 2017, which motion remains pending.

Non-U.S. Litigation

As of December 31, 2016, active product liability claims against the BAT Group’s companies existed in 13 markets outside the United States. The only markets with more than five claims were Argentina, Brazil, Canada,

Chile, Italy and Nigeria. Medical reimbursement actions are being brought in Angola, Argentina, Brazil, Canada, Nigeria and South Korea. Class actions are being brought in Brazil, Canada, Italy and Venezuela.

(a) Medical reimbursement cases

Angola

In or about November 2016, BAT Angola affiliate Sociedade Unificada de Tabacos de Angola, referred to as SUT, was served with a collective action filed in the Provincial Court of Luanda, 2nd Civil Section, by the consumer association Associação Angolana dos Direitos do Consumidor, referred to as AADIC. The lawsuit seeks damages allegedly incurred by the Angolan Instituto Nacional do Controlo do Cancro, referred to as INCC, for the cost of treating tobacco-related disease, non-material damages allegedly suffered by certain individual smokers on the rolls of INCC, and the mandating of certain cigarette package warnings. SUT filed its answer to the claim on or about December 5, 2016. The case remains pending.

Argentina

In 2007, the non-governmental organization the Argentina Tort Law Association, referred to as ATLA, and Emma Mendoza Voguet brought a reimbursement action against Nobleza Piccardo S.A.I.C.y.F., referred to as Nobleza, and Massalín Particulares. The case is being heard in the Contentious Administrative Court and is currently at the evidentiary stage.

Brazil

In August 2007, the São Paulo Public Prosecutor’s Office filed a medical reimbursement claim against Souza Cruz S.A., a wholly owned subsidiary of BAT, referred to as Souza Cruz. A similar claim was lodged against Philip Morris Brasil Indústria e Comércio Ltda. On October 4, 2011, the Court dismissed the action against Souza Cruz, with a judgment on the merits. The plaintiffs’ appeal to the Court of Appeal failed by unanimous vote (3 to 0). The Public Prosecutor’s Office has since filed a Special Appeal to the Superior Court of Justice.

Canada

Following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases have been brought. These proceedings name all major tobacco manufacturers that participate or have participated in the Canadian market. Among the defendants are various BAT Group companies as defendants, including BAT, Investments, B.A.T Industries p.l.c., Carreras Rothmans Limited, collectively referred to as the UK Companies, and Imperial Tobacco Canada Limited, referred to as Imperial, the BAT Group’s operating company in Canada, and are proceeding in British Columbia, New Brunswick, Newfoundland and Labrador, Ontario, Quebec, Manitoba, Alberta, Saskatchewan, Nova Scotia and Prince Edward Island, referred to as PEI. The enabling legislation is in force in all ten provinces. In addition, legislation has received Royal Assent in two of the three territories in Canada, but has yet to be proclaimed into force. In Quebec, three Canadian manufacturers, including Imperial, challenged the enabling legislation. This challenge was dismissed.

The government of British Columbia brought a claim in 2001 pursuant to the provisions of the Tobacco Damages and Health Care Costs Recovery Act 2000 against domestic and foreign ‘manufacturers,’ seeking to recover the plaintiff’s costs of smoking-related healthcare benefits. Imperial, Investments, B.A.T Industries p.l.c. and other former Rothmans Group companies are named as defendants. The underlying healthcare reimbursement action remains at a preliminary case management stage. The federal government is seeking Cdn$5 million jointly from all the defendants in respect of costs. On February 13, 2017 the province delivered an expert report dated October 2016, quantifying its damages in the amount of Cdn$118 billion. No hearing date has been set.

The government of New Brunswick has brought a healthcare reimbursement claim in June 2006 against domestic and foreign tobacco ‘manufacturers,’ pursuant to the provisions of the Tobacco Damages and Health Care Costs Recovery Act 2006 enacted in that Province. The UK Companies and Imperial have all been named as defendants. Both Imperial and the UK Companies have now filed their defenses and document production is underway and discoveries are substantially complete. Damages have recently been calculated by the province as in the range of Cdn$25-$60 billion from 1954 to 2060. No trial date has been set.

The government of the Province of Ontario has filed a healthcare reimbursement claim against domestic and foreign tobacco ‘manufacturers,’ pursuant to the provisions of the Tobacco Damages and Health Care Costs Recovery Act 2009 enacted in that Province. Both Imperial and the UK Companies have all been named as defendants. This case is at an early case management stage and Imperial and the UK Companies have filed defenses. The province has stated its claim to be worth Cdn$50 billion. No trial date has been set.

The government of the Province of Newfoundland and Labrador filed a healthcare reimbursement claim in February 2011 against domestic and foreign tobacco ‘manufacturers,’ pursuant to the provisions of the Tobacco Damages and Health Care Costs Recovery Act 2006 enacted in that Province. Imperial and the UK Companies have all been named as defendants. The case is now under case management and Imperial and the UK Companies have filed defenses. Damages have not been quantified by the province. No trial date has been set.

The government of the Province of Saskatchewan filed a healthcare reimbursement claim on in June 2012 against domestic and foreign tobacco ‘manufacturers,’ pursuant to the provisions of the Tobacco Damages and Health Care Costs Recovery Act 2012 enacted in that Province. Imperial and the UK Companies have all been named as defendants. This case is at an early case management stage. A standstill agreement was negotiated under which defenses were filed by February 27, 2015 and the matter will remain in abeyance until document production begins in September 2017. Damages have not been quantified by the province. No trial date has been set.

The government of the Province of Manitoba filed a healthcare reimbursement claim in May 2012 against domestic and foreign tobacco ‘manufacturers,’ pursuant to the provisions of the Tobacco Damages Health Care Costs Recovery Act 2006 enacted in that Province. Imperial and the UK Companies have all been named as defendants. This case is at an early case management stage. A standstill agreement has been negotiated, under which defenses were filed and the matter remains in abeyance until document production in early 2017. Damages have not been quantified by the province. No trial date has been set.

The government of the Province of Alberta filed a healthcare reimbursement claim in June 2012 against domestic and foreign tobacco ‘manufacturers,’ pursuant to the provisions of the Crown’s Right of Recovery Act 2009 enacted in that Province. Imperial and the UK Companies have all been named as defendants. This case is at an early case management stage and Imperial and the UK Companies have filed defenses. The province has stated its claim to be worth Cdn$10 billion. No trial date has been set.

The government of the Province of Quebec filed a healthcare reimbursement claim on in June 2012 against domestic and foreign tobacco ‘manufacturers,’ pursuant to the provisions of the Tobacco Related Damages and Health Care Costs Recovery Act 2005 enacted in that Province. Imperial, Investments, B.A.T Industries p.l.c., and Carreras Rothmans Limited have been named as defendants. Imperial and the other Canadian manufacturers’ constitutional challenge to the Quebec Medicaid Legislation was unsuccessful at both first instance and on appeal. Another manufacturer sought leave to appeal to the Supreme Court of Canada. Leave was refused on May 5, 2016. This case is at an early case management stage. Defenses have been filed. Motions over admissibility of documents and damages discovery have been filed but not heard. The province is seeking Cdn$60 billion. No trial date has been set.

The government of the Province of PEI filed a healthcare reimbursement claim in September 2012 against domestic and foreign tobacco ‘manufacturers,’ pursuant to the provisions of the Tobacco Damages and Health

Care Costs Recovery Act 2009 enacted in that Province. Imperial and the UK Companies have all been named as defendants. This case is at an early case management stage. A standstill agreement has been negotiated. Defenses were filed in February 2015 and the next step will be document production, which will commence on or before September 1, 2017. Damages have not been quantified by the province. No trial date has been set.

The government of the Province of Nova Scotia filed a healthcare reimbursement claim in January 2015 against tobacco industry defendants pursuant to the provisions of the Tobacco Health Care Costs Recovery Act 2005 enacted in that Province. Imperial and the UK Companies have all been named as defendants. This case is at an early case management stage. A standstill agreement has been negotiated. Defenses were filed in July 2015 and the next step will be document production, which will commence on or before September 1, 2017. Damages have not been quantified by the province. No trial date has been set.

Nigeria

As of December 31, 2016, six medical reimbursement actions filed by the federal government and five Nigerian states (Lagos, Kano, Gombe, Oyo, Ogun) were pending in the Nigerian courts. British American Tobacco (Nigeria) Limited, referred to as BAT Nigeria, BAT and Investments have been named as defendants in each of the cases. The plaintiffs in the six cases seek a total of approximately 11 trillion Nigerian naira (roughly £29 billion at current exchange rates) in damages, including special, anticipatory and punitive damages, restitution and disgorgement of profits, as well as declaratory and injunctive relief.

The federal action was filed on November 6, 2007 in the Federal High Court, and the five state actions were commenced in their respective High Courts on May 9, 2007 (Kano), May 30, 2007, (Oyo), March 13, 2008 (Lagos), October 17, 2008 (Gombe), and February 26, 2008 (Ogun). The suits claim that the state and federal government plaintiffs incurred costs related to the treatment of smoking-related illnesses resulting from allegedly tortious conduct by the defendants in the manufacture, marketing, and sale of tobacco products in Nigeria, and assert that the plaintiffs are entitled to reimbursement for such costs. The plaintiffs assert causes of action for negligence, negligent design, fraud and deceit, fraudulent concealment, breach of express and implied warranty, public nuisance, conspiracy, strict liability, indemnity, restitution, unjust enrichment, voluntary assumption of a special undertaking, and performance of another’s duty to the public.

BAT and Investments have made a number of challenges to the jurisdiction of the Nigerian courts. Such challenges are still pending (on appeal) against the federal government and the states of Lagos, Kano, Gombe and Ogun. The underlying cases are stayed or adjourned pending the final outcome of these jurisdictional challenges. In the state of Oyo, on November 13, 2015 and February 24, 2017 respectively, BAT’s and Investments’ jurisdictional challenges were successful in the Court of Appeal and the issuance of the writ of summons was set aside.

South Korea

In April 2014, Korea’s National Health Insurance Service, referred to as NHIS, filed a healthcare recoupment action against KT&G, a Korean tobacco company, PM Korea and BAT Korea (including BAT Korea Manufacturing). The NHIS is seeking damages of roughly 54 billion Korean Won (roughly £38.4 million) in respect of healthcare costs allegedly incurred by the NHIS treating patients with lung (small cell and squamous cell) and laryngeal (squamous cell) cancer between 2003 and 2012. Court hearings in the case, which constitute the trial, commenced in September 2014 and remain ongoing.

(b) Class actions

Brazil

As of December 31, 2016, there were two class actions being brought in Brazil. One is also a medical reimbursement claim (São Paulo Public Prosecutor’s Office), and is therefore discussed above.

In 1995, the Associação de Defesa da Saúde do Fumante, referred to as ADESF, class action was filed against Souza Cruz and Philip Morris in the São Paulo Lower Civil Court alleging that the defendants are liable to a class of smokers and former smokers for failing to warn of cigarette addiction. The case was stayed in 2004 pending the defendants’ appeal from a decision issued by the Lower Civil Court that held that the defendants had not met their burden of proving that cigarette smoking was not addictive or harmful to health.

On November 12, 2008, the São Paulo Court of Appeals overturned the lower court’s unfavorable decision of 2004, returning the case to the lower court for production of evidence and a new judgment. Following production of evidence, on May 16, 2011, the lower court granted Souza Cruz’s motion to dismiss the action in its entirety on the merits. The plaintiffs’ appeal to the São Paulo Court of Appeals was unsuccessful. Plaintiffs then filed a Special Appeal to the Superior Court of Justice, which was rejected under procedural grounds on February 20, 2017. Plaintiffs had until March 15, 2017 to file an appeal in the Superior Court of Justice.

Canada

There are 11 class actions being brought in Canada against, among others, members of the BAT Group.

Knight is a ‘lights’ class action: The Supreme Court of British Columbia certified a class of all consumers who purchased Imperial cigarettes in British Columbia bearing ‘light’ or ‘mild’ descriptors since 1974. The plaintiff is seeking compensation for amounts spent on ‘light and mild’ products and a disgorgement of profits from Imperial on the basis that the marketing of light and mild cigarettes was deceptive because it conveyed a false and misleading message that those cigarettes are less harmful than regular cigarettes.

On appeal, the appellate court confirmed the certification of the class, but limited any financial liability, if proven, to 1997 onward. Imperial’s third-party claim against the federal government was dismissed by the Supreme Court of Canada. The federal government is seeking a parallel cost order of Cdn$5 million from Imperial. After being dormant for several years, the plaintiff delivered a Notice of Intention to Proceed, and Imperial delivered an application to dismiss the action for delay. The application is scheduled to be heard in June 2017.

In December, 2009, Imperial was served with a proposed class action filed by Ontario tobacco farmers and the Ontario Flue-Cured Tobacco Growers’ Marketing Board. The plaintiffs allege that Imperial and the Canadian subsidiaries of Philip Morris International and Japan Tobacco International failed to pay the agreed domestic contract price to the tobacco leaf growers used in products manufactured for the export market and ultimately smuggled back into Canada. The plaintiffs seek damages in the amount of Cdn$50 million. Various preliminary challenges have been heard, the last being a motion for summary judgment on a limitation period. The motion was dismissed and ultimately, leave to appeal to the Ontario Court of Appeal was dismissed in November 2016. A certification hearing has yet to be scheduled.

There are currently two class actions in Quebec. On February 21, 2005, the Quebec Superior Court granted certification in two class actions against Imperial and two other domestic manufacturers, which have a combined value of Cdn$21 billion plus interest and costs. The Court certified two classes, which include residents of Quebec who suffered from lung, throat and laryngeal cancer or emphysema as of November 1998 or developed these diseases thereafter and who smoked a minimum of 15 cigarettes a day for at least five years, and residents who were addicted to nicotine at the time the proceedings were filed and who have since remained addicted. Judgment was rendered on May 27, 2015. The plaintiffs were awarded moral and punitive damages and interest against Imperial and the Canadian subsidiaries of Philip Morris International and Japan Tobacco International in the amount of Cdn$15.6 billion, of which Imperial’s share is Cdn$10.4 billion. An appeal of the judgment was filed on June 26, 2015. The Court also awarded provisional execution pending appeal of Cdn$1.131 billion, of which Imperial’s share was approximately Cdn$742 million, which order was subsequently overturned by the Court of Appeal. Following the cancellation of the order for provisional execution, the Plaintiffs filed a motion against Imperial and one other manufacturer seeking security in the amount of Cdn$5 billion to guarantee, in whole or in part, the payment of costs of the appeal and the judgment. On October 27, 2015, the Court of Appeal ordered the parties to post security in the amount of Cdn$984 million, of which Imperial’s share is Cdn$758 million to be paid in 7 equal quarterly installments. The first installment, of just over Cdn$108 million, was paid on December 31, 2015, with subsequent installments made on March 31, 2016, June 30, 2016, September 30, 2016 and December 31, 2016. Imperial filed its Factum on Appeal on December 11, 2015 and the appeal was heard in November 2016. A decision is under reserve.

In June 2009, four new smoking and health class actions were filed in Nova Scotia (Semple), Manitoba (Kunta), Saskatchewan (Adams) and Alberta (Dorion), against Canadian and foreign manufacturers and foreign companies, including the UK Companies and Imperial. In Saskatchewan, BAT and Carreras Rothmans Limited have been released from the action. No date has been set for the certification motion hearing. There are service issues in relation to Imperial and the UK Companies in Alberta and in relation to the UK Companies in Manitoba.

In July 2010, two further smoking and health class actions in British Columbia were served on Imperial and the UK Companies. The Bourassa claim is allegedly on behalf of all individuals who have suffered chronic respiratory disease and the McDermid claim proposes a class based on heart disease. Both claims state that they have been brought on behalf of those who have “smoked a minimum of 25,000 cigarettes.” The UK Companies and Imperial objected to jurisdiction. Subsequently, BAT and Carreras Rothmans Limited were released from Bourassa and McDermid. Imperial, B.A.T Industries p.l.c. and Investments remain as defendants in both actions. No certification motion hearing date has been set. The Plaintiffs were due to deliver certification motion materials by January 31, 2015, but have not yet done so. Once the materials are delivered, the motions regarding jurisdiction/abuse of process matters will be dealt with.

In June 2012, a new smoking and health class action was filed in Ontario (Jacklin) against the domestic manufacturers and foreign companies, including Imperial and the UK Companies. Imperial was served on November 20, 2012, and the UK Companies were served on November 30, 2012. The claim is presently in abeyance.

Italy

In or about June 2010, BAT Italia was served with a class action filed in the Civil Court of Rome by the consumer association, Codacons, and three class representatives. The plaintiffs primarily asserted addiction-related claims. The class action lawsuit was rejected at the first instance (Civil Court of Rome) and appellate (Rome Court of Appeal) court levels. In July 2012, Codacons filed an appeal before the Italian Supreme Court. At a hearing on January 21, 2015, the Public Prosecutor’s Office agreed that the appeal should be rejected, and the Supreme Court reserved its decision. On February 1, 2017, the Supreme Court rejected Codacons’ appeal. Codacons’ deadline to file a motion for rehearing before the Supreme Court is March 1, 2018.

Venezuela

In April 2008, the Venezuelan Federation of Associations of Users and Consumers, referred to as FEVACU, and Wolfang Cardozo Espinel and Giorgio Di Muro Di Nunno, acting as individuals, filed a class action against the Venezuelan government. The class action seeks regulatory controls on tobacco and recovery of medical expenses for future expenses of treating smoking-related illnesses in Venezuela. Both C.A Cigarrera Bigott Sucs. and ASUELECTRIC, represented by its president Giorgio Di Muro Di Nunno (who had previously filed as an individual), have been admitted as third-parties by the Constitutional Chamber of the Supreme Court of Justice. A hearing date for the action is yet to be scheduled.

(c) Individual personal injury claims

As of December 31, 2016, the jurisdictions with the most number of active individual cases against Group companies were, in descending order: Brazil (81), Italy (23), Chile (10), Argentina (8), Canada (6) and Ireland (2) There were a further three jurisdictions with one active case only.

Non-Tobacco Related Litigation

Reynolds American Inc. / Lorillard, Inc. Shareholder Litigation

In connection with the Lorillard merger, BAT executed a Share Repurchase Agreement to acquire a sufficient number of RAI’s shares to maintain its 42% equity stake in RAI after the merger.

On August 8, 2014, BAT was named as a defendant in an action in state court in North Carolina stemming from the announcement of the Lorillard merger. The action was brought on behalf of a putative class of RAI’s shareholders alleging that BAT is a controlling shareholder of RAI and breached its fiduciary duty to the other RAI shareholders in connection with the Lorillard Transaction.

On August 28, 2015, the court dismissed all claims against BAT. Among other things, the court found that the plaintiff had not properly alleged that BAT was a controlling shareholder of RAI and therefore that BAT did not owe a fiduciary duty to RAI’s other shareholders. On December 20 2016, the North Carolina Court of Appeals reversed the trial court’s judgment with respect to the claims against BAT, finding the allegations that the Company was a controlling shareholder and breached its fiduciary duty to be sufficient to warrant further proceedings for the plaintiff to attempt to prove those allegations with evidence. On January 4, 2017, the Company moved to have the North Carolina Court of Appeals rehear the case en banc, and that motion was denied on February 2, 2017. On February 17, 2017, BAT filed a petition for discretionary review with the North Carolina Supreme Court, which the plaintiff opposed on February 27, 2017.

Khosravi

In January 2014, an individual named Mehdi Khosravi issued a claim in the English High Court against BAT, as well as Al Aqili Trading LLC, Mohammed Saleh Al Aqili and Mohammed Saeed Mohamed Al Aqili, referred to as the Al Aqili Defendants. In September 2015 the claimant amended his claim to join B.A.T. (U.K. and Export) Limited and B.A.T. Pars Company as defendants and served the claim on BAT and B.A.T. (U.K. and Export) Limited, referred to as the BAT UK Defendants. B.A.T. Pars Company has not been served with the claim and therefore is currently not an active party to the proceedings.

The claimant sought damages of up to £1.5 billion for alleged personal injuries and economic loss which, he alleged, were caused by the Al Aqili Defendants acting as agents for the BAT UK Defendants and/ or for which the BAT UK Defendants were vicariously liable. On January 28, 2016, the judge dismissed the case against the BAT UK Defendants and ordered that the claimant should pay their legal costs. The claimant then applied for permission to appeal the decision. Permission to appeal was refused on paper on November 22, 2016, but the claimant is entitled to a hearing to consider his application. The hearing is scheduled for July 4, 2017.

Georgian Competition Claim

In July 2016 OGT Ltd, referred to as OGT, a Georgian tobacco manufacturer, filed a claim in the Tbilisi City Court against British American Tobacco Georgia Limited, referred to as BAT Georgia, and BAT Georgia’s Representative Office in Tbilisi, as well as T&R Distribution Ltd, BAT Georgia’s exclusive distributor in Georgia alleging anti-competitive practices on behalf of the defendants. In January 2017, OGT filed a revised pleading claiming damages of approximately $101 million. BAT Georgia and its Representative Office filed their revised defense again denying the allegations and a counterclaim in January 2017. On February 10, 2017 judgment was entered against BAT Georgia for $100,537,172, BAT Georgia’s counterclaim was dismissed and the Georgian court ordered that it would determine the price at which BAT Georgia’s brands would be sold. The judgment will be appealed.

Fox River

Background to Environmental Liabilities Arising out of Contamination of the Fox River

In Wisconsin, the authorities have identified potentially responsible parties, referred to as PRPs, to fund the clean-up of river sediments in the lower Fox River. The pollution was caused by discharges of Polychlorinated Biphenyls, referred to as PCBs, from paper mills and other facilities operating close to the river. Among the PRPs is NCR Corporation, referred to as NCR.

In NCR’s Form 10-K Annual Report for the year ended December 31 2014, the total clean-up costs for the Fox River are estimated at $825 million. This estimate is subject to uncertainties and does not include natural resource damages, referred to as NRDs. Total NRDs may range from $0 to $246 million, although NCR now only retains residual exposure to NRDs in the form of claims by other PRPs as the U.S. Government has withdrawn its direct claims for NRDs against NCR.

B.A.T Industries p.l.c.’s involvement with the environmental liabilities arises out of indemnity arrangements which it became party to due to a series of transactions that took place from the late-1970s onwards and subsequent litigation brought by NCR against B.A.T Industries p.l.c. and Appvion Inc, referred to as Appvion (a former Group subsidiary) in relation to those arrangements which was ultimately settled. U.S. authorities have never identified B.A.T Industries p.l.c. as a PRP.

There has been a substantial amount of litigation in the United States involving NCR and Appvion regarding the responsibility for the costs of the clean-up operations. The current position can be summarized as follows:

As regards the upper portion of the Fox River, the District Court has ruled that NCR is liable in respect of this portion of the river because the river constitutes one site. That notwithstanding, the District Court has since indicated that NCR had no liability for that portion of the river because it did not discharge PCBs there.

As regards the mid and lower portions of the Fox River:

•	As a result of the U.S. Government enforcement proceedings against it, NCR has been held jointly and severally liable in respect of the mid and lower portions of the Fox River. Consequently, NCR is responsible for the costs of cleaning-up of the mid and lower portions of the river, subject to any right of contribution it has against other PRPs and any right to appeal.

•	Appvion on the other hand has been found not liable in respect of the clean-up (including NRDs) in the U.S. Government enforcement proceedings.

•	The remaining element of the U.S. Government enforcement proceedings (the U.S. Government’s claim against NCR to recover costs it has incurred in relation to the clean-up) was scheduled to go to trial in May 2017 but those proceedings have now been stayed (as explained below).

•	NCR’s claims for contribution against the other PRPs in respect of the costs it has incurred in relation to the clean-up (and those PRPs’ cross claims for contribution against NCR to recover the costs they have incurred and NRDs they have had to pay) were scheduled to go to trial in May 2017 but those proceedings have also been stayed (as explained below).

•	Appvion’s claims to recover from PRPs other than NCR monies that it spent on the clean-up prior to being held not liable were also due to go to trial at the same time but have been stayed as well.

Recent Settlements

On December 22, 2016, NCR and Appvion entered into a settlement agreement with certain of the other PRPs pursuant to which those PRPs released their contribution claims against NCR and Appvion released its claims against those PRPs. The provision has been updated accordingly.

On January 17, 2017, NCR and Appvion entered into a Consent Decree (a form of settlement agreement) with the U.S. Government to resolve how the remaining clean-up will be funded and to resolve all outstanding claims between them.

The Consent Decree requires approval from the District Court in Wisconsin in order to be made final. The public had until February 22, 2017 to comment on the proposal, after which the Court will make a determination. It is anticipated that the Court approval process will take several months. The U.S. Government enforcement action and the PRPs’ contribution claims have been stayed pending the outcome of the Court approval process.

If the Consent Decree is approved its principal effects will, in summary, be as follows:

•	NCR will perform and fund all of the remaining Fox River remediation work by itself.

•	The U.S. Government enforcement proceedings will be settled, with NCR having no liability to meet the U.S. Government’s claim for costs it has incurred in relation to the clean-up to date and only a secondary responsibility to meet certain future costs. NCR will have no liability to the U.S. Government for NRDs.

•	NCR will cease to pursue its contribution claims against the other PRPs and in return will receive contribution protection which means that the other PRPs will not be able to pursue their contribution claims against NCR. NCR will, however, have the right to reinstate its contribution claims if the other PRPs decide to continue to pursue certain contractual claims against NCR.

•	Appvion will also cease to pursue its claims against the other PRPs to recover monies that it has spent on the clean-up and in return will receive contribution protection. Appvion will, however, have the right to reinstate its claims if the other PRPs decide to continue to pursue certain claims against Appvion.

B.A.T Industries p.l.c.’s Involvement with Environmental Liabilities Arising out of the Contamination of the Fox River

NCR has taken the position that, under the terms of the Settlement Agreement between it, Appvion and B.A.T Industries p.l.c. and a 2005 arbitration award, B.A.T Industries p.l.c. and Appvion generally had a joint and several obligation to bear 60% of the Fox River environmental remediation costs imposed on NCR and of any amounts NCR has to pay in respect of other PRPs’ contribution claims.

Until May 2012, Appvion and the AWA Entities paid the 60% share of the clean-up costs and B.A.T Industries p.l.c. was never required to contribute. Around that time Appvion refused to continue to pay clean-up costs, leading to NCR demanding that B.A.T Industries p.l.c. pay a 60% share. B.A.T Industries p.l.c. commenced proceedings against Windward and Appvion in December 2011 seeking indemnification in respect of any liability it might have to NCR, referred to as the English Indemnity Proceedings, pursuant to a 1990 de-merger agreement between those parties.

Funding Agreement of September 30, 2014

On September 30, 2014, B.A.T Industries p.l.c. entered into the Funding Agreement with Windward, Appvion, NCR and BTI 2014 LLC (a wholly owned subsidiary of B.A.T Industries p.l.c.). Pursuant to the Funding Agreement, the English Indemnity Proceedings and a counterclaim Appvion had brought in those proceedings, as well as an NCR-Appvion arbitration concerning Appvion’s indemnity to NCR, were discontinued as part of an overall agreement between the parties providing a framework through which they would together fund the ongoing costs of the Fox River clean-up. Under the agreement, NCR has agreed to accept funding by B.A.T Industries p.l.c. at the lower level of 50% of the ongoing clean-up related costs of the Fox River (rather than the 60% referenced above; this remains subject to an ability to litigate the extent to which a further 10% of the costs ought to be allocated at a later stage). In addition Windward has contributed $10 million of funding and Appvion has contributed $25 million for the Fox River and Appvion has agreed to contribute $25 million for the Kalamazoo River (see further below).

The parties also agreed to cooperate in order to maximize recoveries from certain claims made against third parties, including (i) a claim commenced by Windward in the High Court of England & Wales (the High Court) against Sequana and the former Windward directors, referred to as the Windward Dividend Claim. That claim was assigned to BTI under the Funding Agreement, and relates to dividend payments made by Windward to Sequana of around €443 million in 2008 and €135 million in 2009, referred to as the Dividend Payments, and (ii) a claim commenced by B.A.T Industries p.l.c. directly against Sequana to recover the value of the Dividend Payments alleging that the dividends were paid for the purpose of putting assets beyond the reach of Windward’s creditors (including B.A.T Industries p.l.c.), referred to as the BAT section 423 Claim.

A trial of the Windward Dividend Claim and the BAT section 423 Claim took place before the English High Court between February and April 2016. Judgment was handed down by the High Court on July 11, 2016. The Court held that the 2009 Dividend Payment of €135 million was a transaction at an undervalue made with the intention of putting assets beyond the reach of B.A.T Industries p.l.c. or of otherwise prejudicing B.A.T Industries p.l.c.’ interests. It therefore contravened Section 423 of the Insolvency Act. The Court dismissed the Windward Dividend Claim.

BTI 2014 LLC sought permission to appeal in respect of the Judge’s findings in relation to the Windward Dividend Claim. Sequana sought permission to appeal the Judge’s findings in relation to the BAT section 423 Claim. On January 13, 2017 and January 16, 2017 and February 3, 2017 further hearings took place to determine the precise form of relief to be awarded to B.A.T Industries p.l.c. and to hear the parties’ applications for permission to appeal. Judgment was handed down on February 10, 2017. In respect of relief, the Court ordered that Sequana must pay BTI 2014 LLC an amount up to the full value of the 2009 Dividend plus interest (which equates to around $185 million). This figure is subject to increase as interest is continuing to accrue. Sequana must make an initial payment of around $138.4 million and further payments going forward as and when B.A.T Industries p.l.c. makes payments in respect of clean-up costs. In respect of appeals, the Court granted BTI 2014 LLC and Sequana permission to appeal. The appeal hearing is expected to take place during 2018. The Court also granted Sequana a stay in respect of the above payments it has been ordered to make pending Sequana’s appeal being resolved. On February 15, 2017 Sequana entered into a process in France seeking court protection (the “Sauvegarde”).

BTI 2014 LLC has brought claims against certain of Windward’s former advisors, including Windward’s auditors at the time of the dividend payments, PricewaterhouseCoopers LLP (which claims were also assigned to BTI 2014 LLC under the Funding Agreement). Those claims are currently subject to a stay.

The sums B.A.T Industries p.l.c. has agreed to pay under the Funding Agreement are subject to ongoing adjustment, as clean-up costs can only be estimated in advance of the work being carried out and as certain sums payable are the subject of ongoing U.S. litigation. In 2016, B.A.T Industries p.l.c. paid £6 million in respect of clean-up costs and is potentially liable for a further £159 million in future clean-up costs. As of 2011, B.A.T Industries p.l.c. has had a provision in place. This provision is currently £163 million which represents the current best estimate of its exposure.

Kalamazoo River

B.A.T Industries p.l.c. is aware that NCR is also being pursued by Georgia- Pacific, as the owner of a facility on the Kalamazoo River in Michigan which released PCBs into that river. Georgia-Pacific has been designated as a PRP in respect of the river.

Georgia-Pacific contends that NCR is responsible for, or should contribute to, the clean-up costs, because: (1) a predecessor to NCR’s Appleton Papers Division sold “broke” containing PCBs to Georgia-Pacific or others for recycling; (2) NCR itself sold paper containing PCBs to Georgia-Pacific or others for recycling; and/or (3) NCR is liable for sales to Georgia-Pacific or others of PCB-containing broke by Mead Corporation, which, like the predecessor to NCR’s Appleton Papers Division, coated paper with the PCB containing emulsion manufactured by NCR.

A full trial on liability took place in February 2013. On September 26, 2013, the Michigan Court held that NCR was liable as a PRP on the basis that broke sales constituted an arrangement for the disposal of hazardous material for the purposes of CERCLA. The decision was based on NCR’s knowledge of the hazards of PCBs from at least 1969, but the Court did not specify directly the entity or entities whose broke sales form the basis of NCR’s liability. NCR will have the ability to appeal the ruling once a final judgment has been entered or it has been otherwise certified for appeal.

The second phase of the Kalamazoo trial to determine the apportionment of liability amongst NCR, Georgia-Pacific and the other PRPs (International Paper Company and Weyerhaeuser Company) took place between September and December 2015. The parties are currently waiting for the Court to hand down its judgment. The court may or may not also rule on the allocation of future costs. B.A.T Industries p.l.c. anticipates that NCR may seek to recover from Appvion (subject to a cap of $25 million for “Future Sites” under the Funding Agreement as described above) and/or B.A.T Industries p.l.c. 60% of any Kalamazoo clean-up costs for which it is found liable on the basis, it would be asserted, that the river constitutes a “Future Site” for the purposes of the Settlement Agreement. B.A.T Industries p.l.c. believes it may have defenses to any such claim by NCR. The Funding Agreement described above does not resolve any such claims, but does provide an agreed mechanism pursuant to which any surplus from the valuable recoveries of any third-party claims that remains after all Fox River related clean-up costs have been paid and B.A.T Industries p.l.c. and NCR have been made whole may be applied towards Kalamazoo clean-up costs, in the event that NCR were to be successful in any claim for a portion of them from B.A.T Industries p.l.c. or Appvion (subject to Appvion’s cap). The quantum of the clean-up costs for the Kalamazoo River is presently unclear (as is the extent of NCR’s liability in respect of such costs), but could run into the hundreds of millions of dollars. A witness on behalf of Georgia- Pacific testified in the trial concerning the apportionment of liability that the cost of performing future remediation in Operable Unit 5 of the Kalamazoo River was in the order of $670 million. Operable Unit 5 is the Kalamazoo River itself, as distinct from the other Operable Units which are landfills or other facilities adjoining the Kalamazoo River. Remediation of these other Operable Units has largely been completed except for monitoring.

As detailed above, B.A.T Industries p.l.c. is taking active steps to protect its interests, including seeking to procure the repayment of the Windward dividends, pursuing the other valuable claims that are now within its control, and working with the other parties to the Funding Agreement to maximize recoveries from third parties with a view to ensuring that amounts funded towards clean-up related costs are later recouped under the agreed repayment mechanisms.

Litigation Conclusion

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the BAT Group believes that the defenses of the BAT Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defense is being made everywhere. An adverse judgment was entered against one BAT Group company, Imperial, in the Quebec class actions and an appeal has been made. If further adverse judgments are entered against any of the BAT Group’s companies in any case, all avenues of appeals will be pursued. Such appeals could require the appellants to post appeal bonds or substitute security (as has been necessary in Quebec) in amounts which could in some cases equal or exceed the amount of the judgment.

BAT has the benefit of the RJR Tobacco Indemnification with regard to U.S. litigation (excluding the litigation brought by the shareholders of RAI and the Ratcliff personal injury action). Following the completion of the merger, this indemnity would be as between members of the combined group, and as such the combined group would not benefit from an indemnification by an external party.

At least in the aggregate, and despite the quality of defenses available to the BAT Group, it is not impossible that the BAT Group’s results of operations or cash flows in particular quarterly or annual periods could be materially affected by this and by the final outcome of any particular litigation.

Having regard to all these matters, with the exception of the Fox River matter, the BAT Group does not consider it appropriate to make any provision in respect of any pending litigation. The BAT Group does not believe that the ultimate outcome of this litigation will significantly impair the BAT Group’s financial condition.

Tax Disputes

The BAT Group has exposures in respect of the payment or recovery of a number of taxes. The BAT Group is and has been subject to a number of tax audits covering, among others, excise tax, value added taxes, sales taxes, corporate taxes, withholding taxes and payroll taxes. The estimated costs of known tax obligations have been provided in the BAT Group’s accounts in accordance with its accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognized as an expense.

The following matters may proceed to litigation:

Brazil

The Brazilian Federal Tax Authority has filed claims against Souza Cruz seeking to reassess the profits of overseas subsidiaries to corporate income tax and social contribution tax. The reassessments are for the years 2004 until and including 2012 for a total amount of R$1,386 million (£345 million) to cover tax, interest and penalties. The 2011 and 2012 reassessments were raised in December 2016.

Souza Cruz appealed all reassessments. Regarding the first assessments (2004-2006) Souza Cruz appeal was rejected in 2013 although the written judgment of that tribunal was received in 2016. Souza Cruz has appealed the decision. The appeal against the second assessments (2007 and 2008) was upheld at the second tier tribunal and was closed. In 2015, a further reassessment for the same period was raised after the five-year statute of limitation. This has been appealed to the administrative level special chamber.

Souza Cruz received further reassessments in 2014 for the 2009 calendar year and in 2015 an assessment for the 2010 calendar year. Souza Cruz appealed both the reassessments in full. In December 2016, assessments were received for the calendar years 2011 and 2012, which have also been appealed.

South Africa

In 2011 the South African Revenue Service, referred to as SARS, challenged the debt financing of British American Tobacco South Africa, referred to as BATSA, and reassessed the years 2006 to 2008. BATSA has objected to and appealed this reassessment. In 2014, SARS also reassessed the years 2009 and 2010. In 2015, BATSA has filed formal Notices of Appeal and detailed objection letters against the 2009 and 2010 assessments and has reserved its right to challenge the constitutionality of the assessment at a later date. In 2016, SARS has filed a Statement of Grounds of Assessment and BATSA is due to file its Statement of Grounds of Appeal in early 2017. Across the period from 2006 to 2010 the reassessments are for R1.92 billion (£112 million) covering both tax and interest.

Netherlands

The Dutch tax authority has issued assessments for the years 2008, 2009, 2011 and 2012 in the sum of €202 million (£172 million) to cover tax, interest and penalties. The assessments relate to a number of inter group transactions. Objection letters have been filed against the 2008, 2009, 2011 and 2012 assessments.

The BAT Group believes that BAT Group’s companies have meritorious defenses in law and fact in each of the above matters in Brazil, South Africa and the Netherlands and intends to pursue each dispute through the judicial system as necessary. The BAT Group does not consider it appropriate to make provision for these amounts assessed nor for any potential further amounts which may be assessed in subsequent years.

While the amounts that may be payable or receivable in relation to these tax disputes could be material to the results or cash flows of the BAT Group in the period in which they are recognized, the Board does not expect these amounts to have a material effect on the BAT Group’s financial condition.

VAT and Duty Disputes

Bangladesh

British American Tobacco Bangladesh Company Limited, referred to as BATBC, the operating company, is in receipt of a retrospective notice of imposition and realization of VAT and supplementary duty on low price category brands from the National Board of Revenue (NBR) for approximately £186 million. BATBC is alleged to have evaded tax by selling the products in the low price segments rather than the mid-tier price segments. Management believe that the claims are unfounded. Litigation has proceeded during 2016. The issue is currently awaiting outcome from the Supreme Court, and a 10% deposit may have to be paid during 2017 in order to pursue any appeal.

Organizational Structure

BAT is the holding company of the BAT Group. Set forth below is a table containing information on the principal subsidiaries and associates of BAT as at December 31, 2016.

Subsidiary	Country of Incorporation	Percentage of Ownership Interest
British American Tobacco (Algérie) S.P.A.	Algeria	51%
British American Tobacco Argentina S.A.I.C.y F.	Argentina	99.95%
British American Tobacco Australia Limited	Australia	100%
British American Tobacco Bangladesh Company Limited	Bangladesh	72.91%
British American Tobacco Belgium S.A.	Belgium	100%
Souza Cruz LTDA	Brazil	100%
British American Tobacco (Cambodia) Limited	Cambodia	71%
Imperial Tobacco Canada Limited	Canada	100%
British American Tobacco Chile Operaciones S.A.	Chile	99.50%
British American Tobacco Colombia S.A.S.	Colombia	100%
British American Tobacco (Czech Republic), s.r.o.	Czech Republic	100%
British American Tobacco Denmark A/S (House of Prince A/S)	Denmark	100%
British American Tobacco Egypt LLC	Egypt	100%
British American Tobacco France SAS	France	100%
BATIG Gesellschaft fur Beteiligungen m.b.H	Germany	100%
British American Tobacco (Germany) GmbH	Germany	100%
British American Tobacco (Industrie) GmbH	Germany	100%
PT Bentoel Internasional Investama, Tbk	Indonesia	92.48%
B.A.T. Pars Company (Private Joint Stock)	Iran, Islamic Republic of	99.90%
British American Tobacco Italia S.p.A.	Italy	100%
British American Tobacco Japan, Ltd.	Japan	100%
British American Tobacco Kazakhstan Trading LLP	Kazakhstan	100%
British American Tobacco Korea Limited	Korea	100%
British American Tobacco Korea Manufacturing Limited	Korea	100%
British American Tobacco (Malaysia) Berhad	Malaysia	50%
British American Tobacco Mexico, S.A. de C.V.	Mexico	100%
British American Tobacco Exports B.V.	Netherlands	100%
British American Tobacco Holdings (The Netherlands) B.V.	Netherlands	100%
British American Tobacco Nederland B.V.	Netherlands	100%

Subsidiary	Country of Incorporation	Percentage of Ownership Interest
British American Tobacco Western Europe Region B.V.	Netherlands	100%
British American Tobacco (New Zealand) Limited	New Zealand	100%
British American Tobacco (Nigeria) Limited	Nigeria	100%
British American Tobacco Marketing Nigeria Limited	Nigeria	100%
Pakistan Tobacco Company Limited	Pakistan	94.65%
British-American Tobacco Polska S.A	Poland	100%
British American Tobacco Polska Trading sp. zo.o.	Poland	100%
British-American Tobacco (Romania) Trading SRL	Romania	100%
CJSC ‘British American Tobacco-SPb’	Russia	100%
CJSC ‘International Tobacco Marketing Services’	Russia	100%
British-American Tobacco Marketing (Singapore) Private Limited	Singapore	100%
British American Tobacco Holdings South Africa (Pty) Limited	South Africa	100%
British American Tobacco España, S.A.	Spain	100%
British American Tobacco Switzerland S.A.	Switzerland	100%
British American Tobacco Tütün Mamulleri Sanayi ve Ticaret Anonim Sirketi	Turkey	100%
LLC “British American Tobacco Sales and Marketing Ukraine”	Ukraine	100%
PJSC “A/T B.A.T.—Prilucky Tobacco Company”	Ukraine	99.99%
B.A.T (U.K. and Export) Limited	UK (England & Wales)	100%
B.A.T Services Limited	UK (England & Wales)	100%
British American Tobacco (GLP) Limited	UK (England & Wales)	100%
British American Tobacco (Investments) Limited	UK (England & Wales)	100%
British American Tobacco (Philippines) Limited	UK (England & Wales)	100%
British American Tobacco Global Travel Retail Limited	UK (England & Wales)	100%
British American Tobacco Western Europe Commercial Trading Limited	UK (England & Wales)	100%
B.A.T. International Finance p.l.c.	UK (England & Wales)	100%
BATMark Limited	UK (England & Wales)	100%
British American Tobacco (Brands) Limited	UK (England & Wales)	100%
British-American Tobacco (Holdings) Limited	UK (England & Wales)	100%
British American Tobacco UK Limited	UK (England & Wales)	100%
B.A.T Capital Corporation	United States	100%
British American Tobacco (Brands) Inc.	United States	100%
Compania Anonima Cigarrera Bigott Sucesores	Venezuela	100%
Associates
ITC Limited(1)	India	29.9%
Reynolds American Inc.(2)	United States	42.18%

Notes:

(1)	ITC was incorporated as a 100% owned BAT subsidiary in 1910 as the Imperial Tobacco Company of India. Over the years, ITC has diversified into several businesses, and currently maintains a presence in cigarettes, hotels, paper & packaging, agri-business and other fast-moving goods (e.g., confectionery, IT, branded apparel, personal care, greetings cards and safety matches). In the 1970s, BAT’s interest in ITC was decreased to 40% as a result of a change in law. Since that time, as a result of ITC issuing shares under various employee stock option schemes, BAT’s shareholding has decreased to 29.9%.
(2)	Following the completion of the merger, RAI will be an indirect, wholly owned subsidiary of BAT.

UK Exchange Controls

There are currently no UK foreign exchange controls or restrictions on remittances of dividends on the ordinary shares or on the conduct of the BAT Group’s operations, other than restrictions applicable to certain countries and persons subject to EU economic sanctions or those sanctions adopted by the UK government which implement resolutions of the Security Council of the United Nations.

Employees

As of December 31, 2016, the number of persons permanently employed by the BAT Group was 50,274 worldwide. The BAT Group believes that its labor relations are good.

The following table sets forth the number of BAT Group permanent employees by region in 2016, 2015 and 2014.

Region	As of December 31,
	2016	2015	2014
	(number of employees worldwide)
Asia-Pacific	13,674	13,745	16,184
Americas	13,647	14,395	14,102
Western Europe(1)	11,794	12,025	12,113
EEMEA	11,159	11,627	12,200

Total Employees	50,274	51,792	54,599

Note:

(1)	Included within the employee numbers for Western Europe are certain employees in different locations in respect of central functions. Some of the costs of these employees are allocated or charged to the various regions and markets in the BAT Group.

Directors and Management Board

Overview

The BAT board of directors currently consists of eleven directors: the Chairman, two executives, the Chief Executive and the Finance Director together referred to as the Executive Directors, and nine directors who serve in a non-executive capacity, including the Chairman, referred to as the Non-Executive Directors. The BAT board of directors considers all nine of BAT’s Non-Executive Directors independent, in the sense that they are free from any business or other relationships which could materially interfere with or appear to affect the exercise of their independent judgment and have not previously been involved in the management of the BAT Group. The BAT Group therefore meets the UK Corporate Governance Code requirement that, excluding the Chairman, at least half of the members of the BAT board of directors should meet such criteria. The NYSE rules require that all listed companies have a majority of independent directors. For a director to be “independent” under the NYSE rules, the board of directors of a listed company must affirmatively determine that the director has no material relationship with the company, or its subsidiaries or affiliates, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company or its subsidiaries or affiliates. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Listing of BAT Ordinary Shares, Listing of BAT ADSs and Delisting and Deregistration of RAI Common Stock—NYSE Rules” beginning on page [●] of this proxy statement/prospectus.

Pursuant to the merger agreement, BAT will take all actions necessary to cause three directors serving on the RAI board of directors (other than directors designated for nomination by B&W) immediately prior to the completion of the merger to be appointed as members of the BAT board of directors upon completion of the merger. Such directors will be selected by BAT prior to the completion of the merger after consultation with the Transaction Committee. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Board of Directors of BAT Following the Merger.”

The BAT board of directors is collectively responsible to shareholders of BAT for its performance and for the BAT Group’s strategic direction, its values and its governance. The BAT board of directors is responsible for: BAT Group strategy, significant corporate activities, BAT Group policies, Corporate Governance, the BAT board of directors succession plans, BAT Group budget, risk management and internal control, Annual Report approval, periodic financial reporting and dividend policy. The BAT board of directors held six scheduled meetings and three ad hoc meetings in 2016.

The BAT board of directors is also responsible for determining the nature and extent of the significant risks that the BAT Group is willing to take to achieve its strategic objectives and for maintaining sound risk management and internal control systems. It carries out a review of the effectiveness of the BAT Group’s risk management and internal control systems annually and reports to shareholders that it has done so. This review covers all material controls including financial, operational and compliance controls and risk management systems. The systems are designed to identify, evaluate and manage risks that may impede the achievement of the BAT Group’s business objectives rather than to eliminate them entirely. The system therefore provides a reasonable, not absolute, assurance against material misstatement or loss.

Board Committees

The BAT board of directors has three principal committees to which it has delegated certain responsibilities: the Audit Committee, the Nominations Committee and the Remuneration Committee.

The Audit Committee is responsible for monitoring and reviewing the integrity of the BAT Group’s financial statements and any formal announcements relating to the BAT Group’s performance, considering any significant issues and judgments reflected in them, before their submission to the BAT board of directors; consistency of the BAT Group’s accounting policies; effectiveness of, and making recommendations to the BAT board of directors on, the BAT Group’s accounting, risk and internal control systems; effectiveness of the BAT Group’s internal audit function; and performance, independence and objectivity of the BAT Group’s external auditors, making recommendations as to their reappointment (or for a tender of audit services), and approving their terms of engagement and the level of audit fees. The BAT board of directors believes that, were it subject to the Sarbanes-Oxley Act of 2002, referred to as SOX, and NYSE Rules, two members of its Audit Committee, who have the “recent and relevant financial experience” required by the UK Corporate Governance Code, would meet the SOX standard of an audit committee “financial expert,” that they would be considered “financially literate” under the NYSE Rules and that all members of the Audit Committee would meet the requirement of the NYSE Rules of being able to read and understand fundamental financial statements. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Listing of BAT Ordinary Shares, Listing of BAT ADSs and Delisting and Deregistration of RAI Common Stock—NYSE Rules” beginning on page [●] of this proxy statement/prospectus.

The Nominations Committee is responsible for reviewing the structure, size and composition of the BAT board of directors and the BAT Group management board to ensure both have an appropriate balance of skills, expertise, knowledge and (for the BAT board of directors) independence; reviewing the succession plans for the Executive Directors and members of the BAT Group management board; ensuring that the procedure for appointing directors is rigorous, transparent, objective, merit-based and has regard for diversity; making recommendations to the BAT board of directors on suitable candidates for appointments to the BAT board of directors and the BAT Group management board; and assessing the time needed to fulfill the roles of Chairman, Senior Independent Director and Non-Executive Director, and ensuring Non-Executive Directors have sufficient time to fulfill their duties.

The Remuneration Committee is responsible for agreeing upon and proposing the Remuneration Policy (covering salary, benefits, performance-based variable rewards and pensions) for shareholder approval; determining, within the terms of the Remuneration Policy, the specific remuneration packages for the Chairman and the Executive Directors, both on appointment and on review and, if appropriate, any compensation payment due on termination of appointment; the setting of targets applicable for the BAT Group’s performance based variable reward scheme and determining achievement against those targets, exercising discretion where appropriate and as provided by the applicable scheme rules and the Remuneration Policy; and monitoring and advising the BAT board of directors on any major changes to the policy on employee benefit structures for the BAT Group.

Executive Directors

Nicandro Durante (60), Chief Executive. Mr. Durante was appointed as Chief Executive in March 2011, after being appointed Chief Operating Officer and Director in January 2008, having joined the BAT Group management board as Regional Director for Africa and the Middle East in 2006. He has experience in senior financial and management roles within the BAT Group having overseen operations in the United Kingdom, Hong Kong and Brazil, including his time as President of Souza Cruz. Mr. Durante has been a Non-Executive Director of Reckitt Benckiser Group plc since 2013 and is a member of its Remuneration and Corporate Responsibility, Sustainability and Ethics Committees. The business of Reckitt Benckiser Group plc is consumer goods and the business address is 103-105 Bath Road, Slough, Berkshire, SL1 3UH, United Kingdom. Mr. Durante is a citizen of Brazil and Italy.

Ben Stevens (57), Finance Director. Mr. Stevens has served as Finance Director since April 2008 and Director since March 2008. He previously held the position of Regional Director for Europe from 2004, after having originally joined the BAT Group management board in 2001 as Development Director. He has experience in a number of senior group finance and general management roles within the BAT Group, particularly in Europe and Russia, and was Head of Merger Integration following the merger with Rothmans in 1999. He is currently a Non-Executive Director of ISS A/S. The business of ISS A/S is facility services and the business address is Buddingevej 197, DK-2860, Søborg, Denmark. Mr. Stevens has been a Director of Louisville since July 2008. Mr. Stevens is a citizen of the United Kingdom.

The Chairman

Richard Burrows (71), Chairman and Chairman of the Nominations Committee. Mr. Burrows was appointed Chairman of the BAT board of directors in November 2009, having served as a Non-Executive Director since his appointment to the BAT board of directors in September 2009. He is also the Chairman of the Nominations Committee. Mr. Burrows has been the Chairman of the Craven House Capital plc board of directors since 2016 and is currently Chair of its Nomination, Remuneration and Compliance Committees. The business of Craven House Capital plc is merchant banking and the business address is 776-778 Barking Road, London, E13 9PJ, United Kingdom. Mr. Burrows has served as a Non-Executive Director of Rentokil Initial plc since 2008, where he currently is a member of the Remuneration and Nomination Committees. The business of Rentokil Initial plc is pest control, hygiene services, workwear supply and laundry and the business address is Riverbank, Meadows Business Park, Blackwater, Camberley, Surrey, GU17 9AB, United Kingdom. Mr. Burrows has served as a Supervisory Board member at Carlsberg Breweries A/S since 2009, where he is the Chairman of the Remuneration Committee. The business of Carlsberg Breweries A/S is a brewery and the business address is 100 Ny Carlsberg Vej, 1799 Copenhagen V, Denmark. Mr. Burrows was formerly the Chairman of the Board of Voicesage Global Holdings Ltd. from 2012 until 2015. The business of Voicesage Global Holdings Ltd. is software consultancy and supply and the business address is Euro House, Euro Business Park, Little Island, Co Cork, 616518, Ireland. Mr. Burrows was formerly a Non-Executive Director of Eurasian Natural Resources Corporation Limited from 2012 until 2013. The business of Eurasian Natural Resources Corporation Limited is iron ores mining and the business address is 5th Floor, 6 St. Andrew Street, London, EC4A 3AE, United Kingdom. He was formerly the Governor of the Bank of Ireland, Chief Executive of Irish Distillers and Co-Chief Executive of Pernod Ricard. Mr. Burrows is a citizen of Ireland.

Non-Executive Directors

Sue Farr (61), Independent Non-Executive Director. Ms. Farr was appointed as a Non-Executive Director in February 2015. She is a member of the Nominations and Remuneration Committees. Ms. Farr has been a Special Advisor at Chime Communications Limited since 2016. The business of Chime Communications Limited is sport and entertainment communications and the business address is 62 Buckingham Gate, London, SW1E 6AJ, United Kingdom. She has been a Non-Executive Director of Dolphin Capital Investors Limited since 2016. The business of Dolphin Capital Investors Limited is real estate investment and the business address is Vanterpool Plaza, 2nd Floor, Wickhams Clay 1, Road Town, Tortola, British Virgin Islands. She has been a Non-Executive Director and Chair of the Nominations and Remuneration Committee of Accsys Technologies plc since 2014. The business of Accsys Technologies plc is chemical technologies and the address is Brettenham House, 2-19 Lancaster Place, London, WC2E 7EN, United Kingdom. She has been a Non-Executive Director and member of the Audit, Remuneration and Nominations Committees of Millennium & Copthorne Hotels plc since 2013. The business of Millennium & Copthorne Hotels plc is hotels and the business address is Victoria House, Victoria Road, Horley, Surrey, RH6 7AF, United Kingdom. She has been a Non-Executive Director and Chair of the Corporate Responsibility Committee of Dairy Crest Group plc since 2011. The business of Diary Crest Group plc is dairy produce and the address is Claygate House, Littleworth Road, Esher, Surrey, KT10 9PN, United Kingdom. She previously served as Executive Director of Business Development for Chime Communications Limited from 2003 until 2016, and as a Non-Executive Director of Motivcom plc from 2008 until 2014. The business of Motivcom is incentives programs and the address is 255 quai de la Bataille de Stalingrad, 92866, Issy-les-Moulineaux, France. Ms. Farr also previously served as a Trustee of Historic Royal Palaces from 2007 until 2013. The business of Historic Royal Palaces is charity and the business address is Hampton Court Palace, East Molesey, KT8 9AU, United Kingdom. She was formerly the Chairwoman of the Marketing Society and the Marketing Group of Great Britain. Ms. Farr is a citizen of the United Kingdom.

Ann Godbehere (61), Independent Non-Executive Director. Ms. Godbehere was appointed as a Non-Executive Director in October 2011. She is a member of the Nominations and Remuneration Committees. She has been a Non-Executive Director and Chair of the Audit Committee of Rio Tinto plc and Rio Tinto Limited since 2010. The business of Rio Tinto plc is metals and mining and the business address is 120 Collins Street, Melbourne, Australia 3000. The business of Rio Tinto Limited is metals and mining and the business address is 6 St. James’s Square, London, SW1Y 4AD, United Kingdom. Ms. Godbehere has been a Non-Executive Director, Chair of the Compensation Committee and member of the Audit Committee of UBS Group AG and UBS AG since 2009. The business of UBS Group AG is banking and the address is Bahnhofstrasse 45, CH-8001, Zurich, Switzerland and Aeschenvorstadt 1, CH-4051 Basel, Switzerland. She has been a Non-Executive Director, Chair of the Audit Committee and member of the Nomination and Governance and Risk Committees of Prudential plc since 2007. Ms. Godbehere will step down from the board of Prudential plc in May 2017 having served on such board for more than nine years. The business of Prudential plc is insurance and financial services and the business address is Laurence Pountney Hill, London, EC4R 0HH, United Kingdom. She previously served as a Non-Executive Director and Audit Committee Chair of Atrium Underwriting Group Limited and Atrium Underwriters Limited from 2007 until 2014. The business of Atrium Underwriting Group Limited and Atrium Underwriters Limited is Lloyds underwriters and the business address is Room 790, Lime Street, London, EC3M 7DQ, United Kingdom. She also previously served as a Non-Executive Director of Arden Holdings Limited from 2007 until 2014. The business of Arden Holdings Limited is insurance and reinsurance and the business address is Union Plaza, 6th Floor, 1 Union Wynd, Aberdeen, AB10 1DQ, United Kingdom. She was formerly the Chief Financial Officer of both the Swiss Re Group and Northern Rock during the initial phase of its public ownership. Ms. Godbehere is a citizen of Canada and the United Kingdom.

Savio Kwan, (69), Independent Non-Executive Director. Mr. Kwan was appointed as a Non-Executive Director in January 2014. He is a member of the Nominations and Remuneration Committees. He was the Co-Founder of and has served as the Chief Executive Officer of A&K Consulting Co Ltd since 2005. The business of A&K Consulting Co Ltd is consulting and the business address is 19th Floor, 3, Lockhart Road, Wan Chai, Hong Kong. Mr. Kwan has been a visiting Professor at Henley Business School since 2008. The business of Henley Business School is business education and the business address is University of Reading, Whiteknights, Reading, RG6 6UD,

United Kingdom. Mr. Kwan has been a member of the Governing Board of the Alibaba Hong Kong Entrepreneurs Fund since 2015. The business of Alibaba Hong Kong Entrepreneurs fund is an entrepreneur fund and the business address is 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. He was a Non-Executive Director of Alibaba.com Limited from 2008 until 2012. The business of Alibaba.com Limited is online business and the address is 699 Wang Shang Road, Binjiang District, Hangzhou, 310052, China. Mr. Kwan was Chief Operating Officer of Alibaba Group, China’s largest internet business. He was an Advisory Board Member of York International Corp between 2003 and 2006. Mr. Kwan is a citizen of the United Kingdom.

Dr. Pedro Malan, (74), Independent Non-Executive Director. Dr. Malan was appointed as a Non-Executive Director in February 2015. He is a member of the Audit and Nominations Committees. He has been a member of the advisory panel of Temasek Holdings (Private) Limited since 2012. The business of Temasek Holdings (Private) Limited is a wealth fund and the business address is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore, 238891. He is a Trustee of the Thomson Reuters Trust Principles, and has been a Director and member, acting as trustee, of Thomson Reuters Founders Share Company Limited since 2011. The business of Thomson Reuters Founders Share Company Limited is media ownership and a trust company, and the business address is 30 South Colonnade, Canary Wharf, London, E14 5EP, United Kingdom. Dr. Malan has been the Chairman of the International Advisory Board of Itaú Unibanco Holding S.A. since 2009. The business of Itaú Unibanco Holding S.A. is banking and the business address is Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara—CEP 04344-902, São Paulo, Brazil. Dr. Malan has been a member of the Board of EDP – Energias do Brasil SA since 2006. The business of EDP – Energias do Brasil SA is electric utilities and the business address is Rua Gomes de Carvalho, 1.996, 7th Floor, Vila Olímpia, São Paulo, Brazil. He previously served as a Non-Executive Director of Mills Estruturas e Servicos de Engenharia SA from 2010 until 2016. The business of Mills Estruturas e Servicos de Engenharia SA is engineering services and the business address is Estrada do Guerenguê, 1381 - Taquara, Rio de Janeiro - RJ, Brazil. He served as a Board Member of Souza Cruz from 2010 until 2015. The business of Souza Cruz is tobacco and the business address is Rua Candelária, 66 - Centro, CEP: 20.091-900, Rio de Janeiro - RJ, Brazil. He served as a Trustee of International Financial Reporting Standards Foundation from 2008 until 2013. The business of International Financial Reporting Standards Foundation is financial standards and the business address is 30 Cannon Street, London, EC4M 6XH, United Kingdom. Additionally Dr. Malan served as the Minister of Finance for Brazil, President of the Central Bank of Brazil and Chief External Debt Negotiator for Brazil. Dr. Malan is a citizen of Brazil.

Dr. Gerard Murphy (61), Independent Non-Executive Director. Dr. Murphy was appointed as a Non-Executive Director in 2009. He is a member of the Audit and Nominations Committees. Dr. Murphy will retire from the Board at the conclusion of the 2017 annual general meeting of BAT. He has been the Chairman of The Blackstone Group International Partners LLP since 2010. The business of The Blackstone Group International Partners LLP is private equity and the business address is 40 Berkeley Square, London, W1J 5AL, United Kingdom. Dr. Murphy has been the Chairman of Ideal Shopping Direct Limited since 2015. The business of Ideal Shopping Direct Limited is retail and the business address is Ideal Home House, Newark Road, Peterborough, Cambridgeshire, PE1 5WG, United Kingdom. He has been a Supervisory Board member of Intertrust N.V. since 2015. The business of Intertrust NV is trust and corporate services and the business address is Prins Bernhardplein 200, Amsterdam, 1097 JB, Netherlands. Dr. Murphy has been the Chair of the Invest Europe association since 2016. The business of Invest Europe is industry association and the business address is European Private Equity and Venture Capital Association, IVZW / AISBL, Bastion Tower, Place du Champ de Mars 5, B-1050, Brussels, Belgium. He has been a Non-Executive Director and Chairman-designate, as well as a member of the Nominations and Corporate Social Responsibility Committees, of Tate & Lyle PLC since 2017. The business of Tate & Lyle PLC is food production, and the business address is 1 Kingsway, London, WC2B 6AT, United Kingdom. He previously served as a Supervisory Board member of Jack Wolfskin GmbH & Co. KGaA from 2011 until 2016. The business of Jack Wolfskin GmbH & Co. KGaA is retail and the business address is Kreisel 1, 65510 Idestein, Germany. He previously served as a Non-Executive Director of Merlin Entertainments plc from 2013 until 2015. The business of Merlin Entertainments plc is entertainment and the business address is 3 Market Close, Poole, Dorset, BH15 1NQ, United Kingdom. He was formerly the Chief Executive Officer of Kingfisher plc, Carlton Communications plc, Exel plc and Greencore Group plc. Dr. Murphy is a citizen of Ireland.

Dimitri Panayotopoulos (65), Independent Non-Executive Director and Chairman of the Remuneration Committee. Mr. Panayotopoulos was appointed as a Non-Executive Director in February 2015. He is the Chairman of the Remuneration Committee and a member of the Nominations Committee. He has been a senior advisor at Boston Consulting Group since 2014. The business of Boston Consulting Group is consulting and the business address is Exchange Place, 31st Floor, Boston, MA, 01209, United States. Mr. Panayotopoulos has been a Non-Executive Director and member of the Compensation Committee of Logitech since 2014. The business of Logitech is technology and the business address is Logitch Europe S.A., EPFL - Quartier de l’Innovation, Daniel Borel Innovation Center, CH - 1015, Lausanne, Switzerland. He was previously Vice Chairman and Advisor to the Chairman and Chief Executive Officer of Procter & Gamble from 2013 until 2014, and was the Vice Chair of the Global Business Units of Procter & Gamble from 2011 until 2013. The business of Procter & Gamble is consumer goods and the business address is General Offices, Central Building, 1st Floor, 1P&G Plaza, Cincinnati, OH, 45202, United States. Mr. Panayotopoulos is a citizen of the United Kingdom.

Kieran Poynter (66), Senior Independent Non-Executive Director and Chairman of the Audit Committee. Mr. Poynter was appointed as a Non-Executive Director in 2010 and as the Senior Independent Director in October 2016. He is the Chairman of the Audit Committee and a member of the Nominations Committee. He has been a Non-Executive Director and Chair of the Audit and Compliance Committee of International Consolidated Airlines Group S.A. since 2010. The business of International Consolidated Airlines Group S.A. is airlines and the business address is CL Camino De La Muñoza, S/N, 28042, Madrid, Spain. He has been Chairman of the Board since 2013 and a member of the Board since 2009 of F&C Asset Management plc, and he also chairs the Nominations, Audit and Compliance and Risk and Remuneration Committees of F&C Asset Management plc. The business of F&C Asset Management plc is asset management and the business address is 80 George Street, Edinburgh, Scotland, EH2 3BU. He previously held the position of Non-Executive Chairman of the Board of Nomura International plc from 2011 until 2015, and served as a member of the Board from 2009 until 2015. The business of Nomura Europe Holdings plc is banking and the business address is 1 Angel Lane, London, EC4R 3AB, United Kingdom. A Chartered Accountant, he was Chairman and Senior Partner of PricewaterhouseCoopers until 2008 and served on the President’s Committee of the Confederation of British Industry between 2000 and 2008 and as member of an advisory committee for the Chancellor of the Exchequer between 2009 and 2010. Mr. Poynter is a citizen of the United Kingdom.

Dr. Marion Helmes (51), Independent Non-Executive Director. Dr. Helmes was appointed as a Non-Executive Director in August 2016. She is a member of the Audit and Nominations Committees. She has been a Supervisory Board member of Uniper SE since 2017. The business of Uniper SE is energy and the business address is E.ON-Platz 1, 40479 Düsseldorf, Germany. She has been a Supervisory Board member of Bilfinger SE since 2016. The business of Bilfinger SE is engineering and the business address is Carl-Reiss-Platz 1-5, Mannheim, 68165, Germany. She has been Vice Chairwoman of the Supervisory Board of ProSieben Sat.1 Media SE since 2014. The business of ProSieben Sat. 1 Media SE is media and the business address is Medienallee 7, 85774, Unterföhring, Germany. She has been a Non-Executive Director of NXP Semiconductors N.V. since 2013. The business of NXP Semiconductors N.V. is electronics and the business address is High Tech Campus 60, P.O. Box 80073, 5600 KA Eindhoven, Netherlands. She was previously Chief Financial Officer of Celesio from 2012 until 2014. The business of Celesio is pharmaceuticals and healthcare and the business address is Neckartalstrasse 155, 70376 Stuttgart, Germany. She was the Chief Financial Officer of Q-Cells from 2010 until 2011 and of ThyssenKrupp Elevator Technology from 2006 until 2010. She previously served as a member of the Supervisory Board of Fugro Consult GmbH from 2009 until 2014. Dr. Helmes is a citizen of Germany.

As described above, directors serve in additional roles outside of BAT. From time to time any such role may give rise to an actual or potential conflict of interest between such director’s duties to BAT and his or her duties arising from such other roles. During the last 12 months, a number of conflicts were notified to BAT in accordance with the conflicts of interest procedures. All matters authorized by the BAT board of directors and the Conflicts Committee were recorded in the register of interests maintained by the Company Secretary.

The BAT board of directors’ conflicts procedures require that if a director becomes aware that they have an actual or potential conflict of interest, such director is required to notify the BAT Company Secretary. Such conflicts can be authorized by the BAT board of directors or the Conflicts Committee under such procedures, in accordance with the requirements of the UK Companies Act 2006 and the BAT articles of association. Each year, the BAT board of directors considers afresh all previously authorized situational conflicts. Directors are excluded from the quorum and the vote in respect of any matters in which they have an interest. The duties owed by the directors do not give rise to any potential conflict of interest with such directors’ private interests and/or other duties.

The business address of the BAT board of directors is Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom.

BAT Group Management Board

The BAT Group management board, chaired by the Chief Executive, is responsible for overseeing the implementation of the BAT Group’s strategy and policies set by the BAT board of directors, and for creating the framework for the day-to-day operation of the BAT Group’s operating subsidiaries. Its other members comprise the Finance Director and 11 senior managers, listed below.

Jack Bowles (53), Regional Director, Asia-Pacific. Mr. Bowles was appointed as Regional Director for Asia-Pacific in January 2013. He was Regional Director, Americas from October 2011 after joining the BAT Group management board originally as Regional Director, Western Europe in October 2009. He joined the BAT Group in 2004, becoming Chairman of British American Tobacco France in 2005 before being appointed Managing Director of British American Tobacco Malaysia in 2007. Mr. Bowles is a citizen of France.

Giovanni Giordano (51), Director, Group Human Resources. Mr. Giordano joined the BAT Group and the BAT Group management board as the Group Human Resources Director in June 2011. Prior to this appointment his international human resources career included senior roles at Procter & Gamble and Ferrero, where he was Chief Corporate Officer. Mr. Giordano is a citizen of Italy and the United States.

Andrew Gray (52), Director, Marketing. Mr. Gray was appointed as Marketing Director in September 2014. He originally joined the BAT Group management board as Regional Director for Africa and the Middle East in 2008 prior to being appointed Regional Director for EEMEA in January 2011. He has held a number of senior management positions with the BAT Group across South America, Central America, the Caribbean and Malaysia, including President of Souza Cruz in Brazil. Mr. Gray is a citizen of the United Kingdom and Brazil.

Dr. David O’Reilly (50), Group Scientific Director. Dr. O’Reilly joined the BAT Group management board as Group Scientific Director in January 2012. He was previously Head of International Public Health & Scientific Affairs and has held various positions in Group Research & Development, referred to as GR&D, most recently as Head of GR&D. Dr. O’Reilly is a citizen of the United Kingdom.

Naresh Sethi (50), Director, Business Development. Mr. Sethi was appointed Business Development Director in December 2016. He joined the BAT Group management board as Group Business Development Director in January 2012, and became Regional Director of Western Europe from 2013 until 2016. He has held various marketing roles with the BAT Group in Australia, India, Indonesia, West Africa and Japan, where he was Marketing Director and, later, General Manager. Mr. Sethi is a citizen of Australia.

Kingsley Wheaton (44), Managing Director, Next Generation Products. Mr. Wheaton was appointed Managing Director, Next Generation Products in January 2015. Mr. Wheaton joined the BAT Group management board as Deputy Corporate and Regulatory Affairs Director in January 2012 and in June 2012 he

was appointed Director, Corporate and Regulatory Affairs. Prior to these appointments he was Global Brand Manager for KENT and VOGUE, and previously also held various marketing roles in the Middle East and West Africa, becoming Marketing Director in Nigeria and Russia and, later, General Manager in Russia. Mr. Wheaton is a citizen of the United Kingdom.

Jerome Abelman (53), Director, Legal & External Affairs and General Counsel. Mr. Abelman joined the BAT Group management board as Group Corporate and Regulatory Affairs Director in January 2015 and as of May 1, 2015, Mr. Abelman took the role of Director, Legal & External Affairs and General Counsel. Prior to his appointment to the Management Board he was Regional General Counsel, Asia-Pacific from 2010 until 2014, before becoming Assistant General Counsel of Corporate & Commercial from 2014 until 2015. He has previously held a number of roles in the Legal function and has been with the BAT Group for 14 years. As a director designated for nomination by B&W under the governance agreement, Mr. Abelman joined the RAI board of directors on February 4, 2016. Mr. Abelman is a citizen of the United States.

Alan Davy (53), Director, Operations. Mr. Davy joined the BAT Group management board as Group Operations Director in March 2013. Prior to his present appointment he was Group Head of Supply Chain from 2010 until 2013, and Area Director of Caribbean and Central America from 2010 until 2012. He joined the BAT Group in 1988 and has held various roles in manufacturing, supply chain and general management. Mr. Davy is a citizen of the United Kingdom.

Tadeu Marroco (50), Regional Director, Western Europe. Mr. Marroco was appointed Western Europe Regional Director in December 2016. He held the position of Group Head of Strategy and Planning of Mergers and Acquisitions from 2014 until 2016. He joined the BAT Group management board as Business Development Director in September 2014. He joined the BAT Group in 1992 holding various senior finance positions including Regional Finance Controller, EEMEA and Group Finance Controller, a position he held from 2012 until 2014. Mr. Marroco is a citizen of Brazil.

Ricardo Oberlander (53), Regional Director, Americas. Mr. Oberlander joined the BAT Group management board as Regional Director for the Americas in January 2013 having first joined the BAT Group over 25 years ago. He was previously Global Consumer Director from 2012 until 2013, General Manager in France from 2010 until 2012 and prior to that Regional Marketing Manager for the Americas. As a director designated for nomination by B&W under the governance agreement, he joined the RAI board of directors in December 2014. Mr. Oberlander is a citizen of Brazil.

Johan Vandermeulen (49), Regional Director, Eastern Europe, Middle East and Africa. Mr. Vandermeulen joined the BAT Group management board as Regional Director for Eastern Europe, Middle East and Africa in September 2014. He was previously General Manager in Russia, from 2010 until 2014, General Manager in Turkey, and Global Brand Director for KENT. He has been with the BAT Group for more than 20 years. Mr. Vandermeulen is a citizen of Belgium.

BAT’s Remuneration Report 2016; BAT’s Remuneration Policy 2016

The following disclosure is based on BAT’s Summary Policy Report and Annual Report on Remuneration for the year ended December 31, 2016, and has been prepared in accordance with the relevant provisions of the UK Companies Act 2006 and as prescribed in The Large and Medium-sized Companies and Group (Accounts and Reports) (Amendment) Regulations 2013.

The Remuneration Policy for the Executive Directors and the Non-Executive Directors applicable in 2016 was approved by BAT shareholders at the annual general meeting of BAT on April 27, 2016.

BAT has summarized the key elements below to facilitate the understanding of the Annual Report on Remuneration 2016 as set out below.

BAT’s Principles of Remuneration—Summary

The Remuneration Committee’s remuneration principles seek to reward the delivery of the BAT Group’s strategy in a simple and straightforward manner which is aligned to BAT shareholders’ long-term sustainable interests.

The remuneration structure comprises fixed and variable elements. These rewards are structured and designed to be both transparent and stretching, while recognizing the skills and experience of the Executive Directors and ensuring a market competitiveness for talent. The fixed elements comprise base salary, pension and other benefits; the variable elements are provided via two performance-based incentive schemes (a single cash and share incentive annual bonus plan and a single long term incentive scheme).

In applying these principles, the Remuneration Committee maintains an appropriate balance between fixed pay and the opportunity to earn performance-related remuneration with the performance-based elements forming, at maximum opportunity, between 75% and 85% of the Executive Directors’ total remuneration. An annual review is conducted to ensure application and alignment of the Remuneration Policy with the business needs to promote the long-term success of BAT.

How Each Key Element of BAT’s Remuneration Supports its Strategic Priorities

Fixed remuneration: base salary pension benefits

•    attract and retain high caliber individuals to deliver BAT’s strategic plans by offering market competitive levels of guaranteed cash to reflect an individual’s skills, experience and role within BAT.

•    provide competitive post-retirement benefit arrangements which recognize both the individual’s length of tenure with the BAT Group and the external environment in the context of attracting and retaining senior high caliber individuals to deliver the BAT Group’s strategy.

•    provide market competitive benefits consistent with role which: (1) help to facilitate the attraction and retention of high caliber, senior individuals to deliver BAT’s strategic plans; and (2) recognize that such talent is global in source and that the availability of certain benefits (e.g. relocation, repatriation, taxation compliance advice) will from time to time be necessary to avoid such factors being an inhibitor to accepting the role.

Variable remuneration: short-term incentives	• incentivize the attainment of corporate targets aligned to the strategic objectives of BAT on an annual basis.

• performance-based award in the form of cash and deferred BAT ordinary shares, so that the latter element ensures alignment with BAT shareholders’ long-term interests.

• strong alignment and linkage between individual and corporate annual objectives via the application of an individual performance adjustment factor to the corporate result.

• ensure, overall, a market competitive package to attract and retain high caliber individuals to deliver the BAT Group’s strategy.

Variable remuneration: long-term incentives

•    incentivize long-term sustainable growth in BAT’s total shareholder return, referred to as TSR, adjusted diluted earnings per BAT ordinary share, referred to as adjusted EPS, and net turnover, referred to as NTO, together with the achievement of a consistently high measure of average operating cash flow conversion (as defined below) over a three-year period; to facilitate the appointment of high caliber, senior individuals required to deliver BAT’s strategic plans; and to promote the long-term success of BAT. Certain of these measures are shown at constant rates of exchange, which excludes the impact of currency fluctuations year-on-year.

•    adjusted EPS, as discussed above, gives effect to a number of adjusting items impacting profit from operations, net finance costs, taxation and the BAT Group’s share of post-tax results of associates and joint ventures which are relevant to an understanding of the BAT Group’s underlying financial performance. Adjusted EPS at current exchange rates and adjusted EPS at constant exchange rates are not measures defined by IFRS. Earnings per share is the most comparable IFRS measure to adjusted EPS. Adjusted EPS is described further in note 7 to the BAT Group’s consolidated financial statements beginning on page FIN-[●].

• NTO, as discussed above, is revenue, which is reported net of duty, excise and other taxes.

•    operating cash flow, referred to as OCF, conversion is the ratio of OCF, measured at current rates of exchange, to adjusted profit from operations, measured at current rates of exchange. OCF is cash generated from operations, adjusted for pension funds’ shortfall funding, net interest paid, tax paid, FII GLO and dividends paid to non-controlling interests. Cash generated from operations is free cash flow excluding restructuring costs, dividends and other appropriations from associate undertakings measured at constant rates of exchange. OCF, cash generated from operations and free cash flow are not measures defined by IFRS. Refer to “Selected Historical Consolidated Financial Data of BAT” for a reconciliation of free cash flow to net cash generated from operating activities, which is the most directly comparable IFRS measure. Adjusted profit from operations, measured at current rates of exchange, is not a measure defined by IFRS. Refer to “Selected Historical Consolidated Financial Data of BAT” for a reconciliation of adjusted profit from operations to profit for the year, which is the most directly comparable IFRS measure.

•    to put in place a combination of measures with appropriately stretching targets around the long-term plan that provides a balance relevant to BAT’s business and market conditions as well as providing alignment between Executive Directors and BAT shareholders. In setting performance criteria and thresholds/ targets, the Remuneration Committee takes account of the BAT Group’s long-term plans and market expectations.

Fixed Remuneration—Executive Directors

Base salary

Increases in salary will generally be in the range of the increases in the base pay of other UK-based employees in the BAT Group.

The salary of a recently appointed Executive Director as he or she progresses in a role may exceed the top of the range of the salary increases for UK-based employees where the Remuneration Committee considers it appropriate to reflect the accrual of experience.

Year-on-year increases for Executive Directors, currently in role, will not exceed 10% per annum during the policy period.

A significant change in responsibilities may be reflected in an above average increase (which may exceed 10%) of salary.

Promotion leading to a complete change of role would be considered in line with the Remuneration Committee’s approach to recruitment.

Base salary is normally paid in 12 equal monthly installments during the year and is pensionable. Salaries are normally reviewed annually in February (with salary changes effective from April) or subject to an ad hoc review on a significant change of responsibilities. Salaries are reviewed against appropriate market data including general UK pay trends and a company size and complexity model based on UK companies, as well as a Pay Comparator Group, the constituents of which at February 22, 2017 for use in 2017 are set out below.
Pay Comparator Group
Anheuser-Busch InBev	Kellogg
AstraZeneca	Kraft-Heinz
Bayer	L’Oreal
BP	LVMH
BT	Mondelēz International
Coca-Cola	Nestlé
Colgate-Palmolive	PepsiCo
Danone	Pernod Ricard
Diageo	Philip Morris International
GlaxoSmithKline	Procter & Gamble
Heineken	Reckitt Benckiser
Imperial Brands	Royal Dutch Shell
Japan Tobacco International	Unilever
Johnson & Johnson	Vodafone
The Remuneration Committee will continue to exercise its judgment to vary the constituents of the Pay Comparator Group over the life of this Remuneration Policy.

Pension British American Tobacco UK Pension Fund (BAT pension fund) Unfunded unapproved retirement benefit scheme (UURBS)	• pensionable pay covers base salary only;

•    internal appointees as Executive Directors may have existing defined benefit or defined contribution pension entitlements with the BAT Group which may differ marginally from those outlined in the Remuneration Policy and these will ordinarily remain unchanged; and

•    pension entitlements for external appointees as Executive Directors will be subject to negotiation taking into account the relevant annual and lifetime allowances; in most cases the pension arrangements will fall within the scope of the Remuneration Policy.

BAT pension fund: non-contributory defined benefit section	• accrual rates differ according to individual circumstances but do not exceed 1/40th of pensionable salary for each year of pensionable service;
• retains a scheme specific salary cap (currently £151,200 effective April 1, 2016);

• benefits in excess of the cap are accrued in the UURBS; and

•    defined benefit section closed to new members generally—the Remuneration Committee may exercise its judgment to offer, by exception a defined benefit pension to a new externally appointed Executive Director (on appointment where such benefits have been enjoyed by that individual at his/her previous employment).

BAT pension fund: defined contribution section	• in place since April 2005;
• annual contribution up to the equivalent of 35% of base salary would be made;

• actual level of contribution paid to the BAT pension fund is restricted to take account of the annual allowance and lifetime allowance; and

• balance of contribution payable as a gross cash allowance or accumulated in the UURBS.

UURBS	• accrued defined benefits in the UURBS may be received on retirement either as a single lump sum or as an ongoing pension payment; and

• pension accrual in the UURBS is at the same rate as in the BAT pension fund (1/40th per annum).

Benefits

With the exception of the car or car allowance, in line with the UK market and the practice followed for all the BAT Group’s other UK employees, it is also practice to pay the tax that may be due on these benefits.

•    BAT currently offers the following range of contractual benefits to Executive Directors (on an individually specific basis) with maximum annual values (subject to periodic inflation-related increases where applicable):

• car or car allowance: £20,000;
• use of a company driver: variable maxima as the actual cost is dependent on the miles driven in any year;
• variable maxima will apply to the cost of private medical insurance which is dependent on an individual’s circumstances and is provided on a family basis;

• GP “walk-in” medical services located close to the BAT Group’s headquarters in London: £5,000 per annum;

• personal life and accident insurance designed to pay out at a multiple of four and five times base salary respectively;

• international tax advice as required, but not exceeding £30,000 per annum; and tax equalization payments as agreed by the Remuneration Committee from time to time; and

•    relocation and shipment expenses at the beginning and end of service as an Executive Director up to £200,000 and, in addition, housing and education allowances or other similar arrangements, as appropriate to the individual’s family circumstances.

Variable Remuneration	Executive Directors

Short-term incentives—IEIS	Chief Executive		Finance Director

IEIS opportunity 50% cash; 50% deferred shares (DSBS) Percentage of base salary	Maximum 250%	On-target 125%	Maximum 190%	On-target 95%

IEIS—performance adjustment and clawback and malus

Performance adjustment factor: up to 20% uplift possible if individual performance is assessed as outstanding (up to the maximum opportunity of 250% or 190%). Up to 50% reduction possible if individual performance is assessed as poor.

Clawback and malus: provisions are in place.

IEIS—performance measures and weighting (%)		Measures	Weighting

Two levels of award attainment relative to the measures are defined under the IEIS

Adjusted profit from operations at constant rates of exchange: this is the adjusted profit from operations at constant rates of exchange, included at note 2 to the BAT Group’s consolidated financial statements beginning on page FIN-[●] of this proxy statement/prospectus. Adjusted profit from operations at constant rates of exchange has been chosen as a benchmark for this disclosure given its linkage to the short-term incentive element of remuneration as one of the four performance measures under the IEIS. In addition, this metric is used in the NTO underpin for the LTIP awards, as described below.

			40%

Threshold	This must be exceeded to attract any bonus pay-out in respect of that measure.	BAT Group’s share of Key Markets: the BAT Group’s retail market share in the Key Markets, which accounts for around 80% of the volumes of the BAT Group’s subsidiaries.	20%

Maximum	A level of performance exceeding budget and at which the bonus pay-out for that measure is capped.

Global drive brands and key strategic brands volumes: comprises: (1) the global drive brands cigarette volumes: DUNHILL, KENT, LUCKY STRIKE, PALL MALL and ROTHMANS, including volumes of the Fine Cut variants of the above brands sold in Western Europe; and (2) the cigarette volumes of STATE EXPRESS 555 and SHUANG XI, being key strategic brands associated with the China National Tobacco Corporation joint venture.

Cash generated from operations: the free cash flow excluding restructuring costs, dividends and other appropriations from associate undertakings measured at constant rates of exchange.

			20% 20%

Long-term Incentives—LTIP	Chief Executive			Finance Director

LTIP opportunity: BAT ordinary shares to a percentage value of base salary at time of award	Awards	2016	2014 and 2015	Awards	2016	2014 and 2015

	Maximum	500%	400%	Maximum	350%	300%

Dividend equivalent payment Clawback and malus	Dividend equivalent payment: on all vesting BAT ordinary shares. Clawback and malus: provisions are in place.

LTIP Extended Vesting Period: 2016 awards onwards	An additional vesting period of two years applies from
the third anniversary of the date of grant, referred to as
the LTIP Extended Vesting Period. LTIP awards vest
only to the extent that: (1) the performance conditions
are satisfied at the end of the three-year performance
period; and (2) an additional vesting period of two years
	from the third anniversary of grant is completed.

LTIP Performance Measures	LTIP Awards 2016
	LTIP measures and performance ranges				% of award	Threshold vesting %
Performance measures—calculations	1. TSR relative to global Fast Moving Consumer Goods, referred to as FMCG, peers				20	3
Median performance vs. FMCG peer group to upper quartile.
The current constituents of the FMCG peer group as at February 22, 2017 are:
	Anheuser-Busch InBev	Diageo	Kimberly Clark	Philip Morris International
	Campbell Soup	Heineken	LVMH	Procter & Gamble
	Carlsberg	Imperial Brands	Mondelēz International	Reckitt Benckiser
	Coca-Cola	Japan Tobacco	Nestlé	Unilever
	Colgate-Palmolive	Johnson & Johnson	PepsiCo
	Danone	Kellogg	Pernod Ricard

LTIP measures and performance ranges	% of award	Threshold vesting %

2. Growth in adjusted EPS at current exchange rates	20	3
5%-10% compound annual growth rate (referred to as CAGR) over the performance period

3. Growth in adjusted EPS at constant exchange rates	20	3
5%-10% CAGR over the performance period

4. Growth in NTO	20	3
3%-5% CAGR over the performance period

5. OCF conversion	20	3
85%-95% of OCF over the performance period

Total	100	15

Other Elements of Remuneration

All-employee BAT ordinary share schemes	Executive Directors are eligible to participate in BAT’s all-employee BAT ordinary share schemes.

Sharesave Scheme—an HM Revenue & Customs approved scheme where eligible employees are granted savings-related share options to subscribe for BAT ordinary shares.

SIP—an HM Revenue & Customs approved plan incorporating: (1) the Partnership Scheme and (2) the Share Reward Scheme (referred to as the SRS).

Shareholding requirements	BAT ordinary shares awarded but not yet vested and for which performance conditions have already been met under the DSBS element of the IEIS are included in the calculation of the threshold for the shareholding guidelines for the Executive Directors.
The estimated notional net number of BAT ordinary shares held by an Executive Director in the LTIP Extended Vesting Period will also count towards the respective shareholding requirements.

Chief Executive % of salary	Finance Director % of salary
500	350

External Board appointments	Each Executive Director is limited to one external appointment, with the permission of the BAT board of directors. Any fees from such appointments are retained by the individual in recognition of the increased level of personal commitment required.

Other Policy Provisions in Relation to BAT Directors’ Pay

Flexibility Judgment and Discretion

As the Remuneration Policy needs to be capable of operating over a three-year period, the Remuneration Committee requires practical tools to implement the Remuneration Policy over that prospective lifetime and so has built in degrees of adaptability under the categories of flexibility, judgment and discretion.

Category	Basic description

Flexibility	Those areas of the Remuneration Policy which include a degree of flexibility with reference to specific examples and situations regarding pay, benefits and pension arrangements, the IEIS bonus plan and the LTIP.

Judgment	Examples when the Remuneration Committee will be required to exercise its judgment over the life of the Remuneration Policy in considering, assessing and determining items such as specific levels, measures, weightings, performances and percentages across the fixed and variable remuneration.

Discretion	Instances where the Remuneration Committee has reserved discretion which may be exercised either upwards or downwards (to ensure fair outcomes for both BAT directors and shareholders) notwithstanding the application of the Remuneration Policy in certain instances.

Whenever the Remuneration Committee exercises its discretion in relation to an Executive Director, it will disclose the rationale for doing so in its annual report on remuneration the following year.

Approach to Remuneration of BAT Directors on Recruitment

Factor/Event	Basic description

Principles	In making an Executive Director appointment (whether an internal or external appointee) the Remuneration Committee will follow a set of principles based on those summarized under “—BAT’s Principles of Remuneration.”

External appointment to role of Executive Director	Where the individual has variable remuneration arrangements with his or her previous employer that will be lost on joining BAT.

Relocation—to the United Kingdom from overseas and return on retirement or departure from the BAT Group	BAT may provide appropriate relocation support across specified categories.

Service Contracts— Executive Directors

Factor/Event	Basic description

Current Executive Directors	Employed on a one-year rolling contract, executed at the time of the original appointment. The Remuneration Committee may exercise its discretion to award two- or three-year contracts in the event that an Executive Director is recruited externally or from overseas; contracts with an initial period of longer than one year will then reduce to a one-year rolling contract after the expiry of the initial period.

Under the current contracts BAT has agreed to certain described obligations, any of which could give rise to, or impact upon, the remuneration or payments for loss of office	It is not currently intended that future service contracts for Executive Directors would contain terms differing materially from the Remuneration Policy.

Inspection of service contracts	The latest service contracts are included as Exhibits 10.9, 10.10 and 10.11 to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part; these contracts are amended annually following the salary review.
The dates of the latest service contracts are shown below:
	Executive Directors	Execution date of current service contract
	Nicandro Durante	December 10, 2010
	Ben Stevens(1)	March 26, 2008
Note 1: Contract as amended by a side letter dated July 23, 2010.

Policy on Payment for Loss of Office

Factor/Event	Basic description

Principles	The principles on which the Remuneration Committee will approach the determination for payments on termination are as follows:

• compensation for loss of office in service contracts is limited to no more than twelve months’ salary and benefits excluding pension;

• in the event that the contract is terminated for cause (such as gross misconduct), BAT may terminate the contract with immediate effect and no compensation would be payable; and

•    the service contracts of the Executive Directors are terminable on the expiry of twelve months’ notice from either the Executive Director or BAT—which means that, where an internal successor has not been identified, BAT would have sufficient time to replace the Executive Director through an orderly external recruitment process and ideally have a period of handover.

Treatment of awards under the BAT ordinary share incentive schemes: IEIS/DSBS and LTIP All-employee scheme: SRS	Executive Directors do not have contractual rights to the value inherent in any awards held under the BAT ordinary share incentive schemes. The release of awards is dependent on “leaver” status and is at the discretion of the Remuneration Committee.
The Remuneration Committee retains discretion in deciding “good leaver” status other than in cases of automatic “good leavers” as set out in the applicable provisions of the DSBS and LTIP rules. The discretionary powers are intended to provide flexibility as Executive Directors may leave employment for a broad variety of reasons which may not necessarily fall within the prescribed category of “good leaver.” The Remuneration Committee exercises its discretion by reference to guidelines which set out its agreed relevant factors to assist in the determination of a leaver’s status.

In exercising its discretion, the Remuneration Committee will also take into account the individual’s overall performance as well as their contribution to BAT during their total period of employment.

Details of how leavers are assessed as “good leavers” are set in the Remuneration Policy.

Other discretionary powers	The Remuneration Committee retains discretion to settle any other amounts reasonably due to an individual Executive Director as specified in the Remuneration Policy.

In certain circumstances, the Remuneration Committee may approve new contractual arrangements with departing Executive Directors, potentially including (but not limited to) settlement, confidentiality, restrictive covenants and/or consultancy arrangements; these arrangements would only be entered into where the Remuneration Committee believes that it is in the best interests of BAT and its shareholders to do so.

Chairman and Non-Executive Directors

Chairman
Fee

•    considered annually by the Remuneration Committee using data from the FTSE 30 companies and taking into account the breadth of that role coupled with its associated levels of personal commitment and expertise in the overall context of international reach and the “ambassadorial” aspect of the role.

• the Chairman is currently expected to make an annual time commitment of about 100 days.

• he does not participate in any discussions on his level of remuneration.

Benefits, travel and related expenses

•    reimbursed for the cost of travel and related expenses incurred by him in respect of attendance at BAT board of directors, committee and general meetings including the cost of return airline tickets to London from his home in Ireland in connection with his duties as Chairman.

•    entitled to the use of a company driver; private medical insurance and personal accident insurance benefits; the provision of home and personal security; and general practitioner “walk-in” medical services based a short distance from BAT’s Group headquarters in London.

•    Richard Burrows’ spouse may, from time to time, accompany him to participate in a partners’ program occasionally organized in conjunction with overseas or UK-based meetings of the BAT board of directors and otherwise at hospitality functions during the year.

•    when considering the appointment of a new Chairman, the Remuneration Committee will offer the components set out in respect of the current Chairman, as appropriate, and may also offer housing allowances for a limited period and other relocation benefits.

Non-Executive Directors

Fees

It is anticipated that any future aggregate increase to any of the fees for the Chairman and Non-Executive Directors will be within the salary range which governs BAT’s annual salary reviews for UK-based staff and will not exceed the equivalent of 10% per annum in aggregate.

•      Non-Executive Directors receive a base fee and an appropriate committee membership fee. The Chairs of the Audit Committee of the BAT board of directors and the Remuneration Committee receive an additional supplement and an additional supplement is also paid to the Senior Independent Director of the BAT board of directors.

•      quantum and structure of Non-Executive Directors’ remuneration primarily assessed against the same pay comparator group of companies used for setting the remuneration of Executive Directors; the BAT board of directors may also make reference to and take account of relevant research and analysis on Non-Executive Directors’ fees in FTSE 100 companies published by remuneration consultants from time to time.

• fees for the Non-Executive Directors are reviewed annually, usually in April; the review does not always result in an increase in the board or committee fees.

•      the BAT board of directors as a whole considers the policy and structure for the Non-Executive Directors’ fees on the recommendation of the Chairman and the Chief Executive; Non-Executive Directors do not participate in discussions on their specific levels of remuneration.

Travel and related expenses

In instances where any reimbursements or expenses are classified by HM Revenue & Customs as a benefit to the BAT director, it is also the practice of BAT to pay any tax due on any such benefits.

• Non-Executive Directors are generally reimbursed for the cost of travel and related expenses incurred by them in respect of attendance at board, committee and general meetings.

•      it is the policy of the BAT board of directors that the partners of the Non-Executive Directors may, from time to time, accompany the directors to participate in a partners’ program occasionally organized in conjunction with overseas or UK-based board meetings and otherwise at hospitality functions during the year.

•      Non-Executive Directors are also eligible for general practitioner “walk-in” medical services based a short distance from BAT Group’s headquarters in London; Non-Executive Directors receive no other benefits.

Remuneration types and shareholding requirements	• remuneration of the Chairman and the Non-Executive Directors is paid in cash.

•      no formal requirements or guidelines to hold BAT ordinary shares; neither the Chairman nor the Non-Executive Directors participate in the BAT ordinary share schemes, bonus schemes or incentive plans and they are not members of any BAT Group pension plan.

BAT’s Remuneration Report 2016; BAT’s Annual Report on Remuneration 2016

This section sets out the remuneration of the BAT directors for the financial year ended December 31, 2016.

Role

The Remuneration Committee is responsible for:

•	agreeing and proposing the Remuneration Policy (covering salary, benefits, performance-based variable rewards and pensions) for BAT shareholder approval;

•	determining, within the terms of the agreed Remuneration Policy, the specific remuneration packages for the Chairman and the Executive Directors, both on appointment and on review and, if appropriate, any compensation payment due on termination of appointment;

•	the setting of targets applicable for BAT’s performance-based variable reward scheme and determining achievement against those targets, exercising discretion where appropriate and as provided by the applicable scheme rules and the Remuneration Policy; and

•	monitoring and advising the BAT board of directors on any major changes to the policy on employee benefit structures for the BAT Group.

Remuneration Committee current members

Dimitri Panayotopoulos (Chairman)
Sue Farr
Ann Godbehere
Savio Kwan

Attendance at Meetings in 2016

Name	Member since	Attendance/ Eligible to attend
Sue Farr(2)(b)	2016	3/3
Ann Godbehere	2011	5/5
Savio Kwan(2)(b)	2016	3/3
Christine Morin-Postel(2)(c)	2007-2016	2/2
Dimitri Panayotopoulos(2)(e)	2015	5/5
Kieran Poynter(2)(d)	2011-2016	3/3

Notes:

(1)	Number of meetings 2016: the Remuneration Committee held five meetings, one of which was convened at short notice.
(2)	Membership: (a) all members of the Remuneration Committee are independent non-executive directors in accordance with UK Corporate Governance Code Provision D.2.1.; (b) Sue Farr and Savio Kwan joined the Remuneration Committee on April 28, 2016; (c) Christine Morin-Postel ceased to be a member on April 28, 2016; (d) Kieran Poynter stood down as Chairman and ceased to be a member on October 1, 2016; and (e) Dimitri Panayotopoulos became Chairman on October 1, 2016, having been a member since February 2, 2015.
(3)	Other attendees: the Chairman, the Chief Executive, the BAT Group Human Resources Director, the BAT Group Head of Reward and other BAT senior management, including the Company Secretary, may be consulted and provide advice, guidance and assistance to the Remuneration Committee. They may also attend Remuneration Committee meetings (or parts thereof) by invitation; neither the Chairman nor any Executive Director plays any part in determining his own remuneration.
(4)	Deloitte LLP: as the Remuneration Committee’s remuneration consultants, they may attend meetings of the Remuneration Committee. As a member of the Remuneration Consultants Group (referred to as the RCG), Deloitte agrees to the RCG Code of Conduct which seeks to clarify the scope and conduct of the role of executive remuneration consultants when advising UK-listed companies.

Remuneration Committee- Advisers during 2016

Independent external advisers	Services provided to the Remuneration Committee	Fees	Other services provided to BAT
Deloitte LLP	General advice on remuneration matters including: market trends and comparator group analysis; policy review and shareholder engagement perspectives; and independent measurement of TSR performance conditions.	2016: £89,050 2015: £178,750	Up to February 2016, specified procedures to assist in the assessment of the calculations of the IEIS bonus outcomes and future targets. This service is now provided by KPMG.

Herbert Smith Freehills LLP	Advice in respect of share plan regulations is provided to BAT and is available to the Remuneration Committee.	Fees relate to advice given to BAT	General corporate legal and tax advice principally in the United Kingdom.

Ernst & Young LLP	Provision of personal tax advice regarding Executive Directors’ international pension planning.	Fees relate to advice given to BAT	Tax, corporate finance and consulting services to the BAT Group companies worldwide.

KPMG	Specified procedures to assist in the assessment of the calculations of the IEIS bonus outcomes and future targets.	2016: £15,000 2015: n/a	Audit and tax services and other non-audit services. External auditor from March 27, 2015.

Remuneration Committee- Activities in 2016

Regular Work Program

•	reviewed salaries for the Executive Directors from April 1, 2016 taking into account both the Pay Comparator Group positioning and the pay and employment conditions elsewhere in the BAT Group, particularly in the United Kingdom, resulting in a 0% increase;

•	reviewed the Chairman’s fee from April 1, 2016, resulting in a 0% increase;

•	assessed the achievement against the targets for the 2015 IEIS award and set the IEIS targets for 2016;

•	assessed and agreed that no award of an individual performance element for the Executive Directors was appropriate for 2015 as the IEIS payout was at the maximum level;

•	assessed the achievement against the performance conditions for the vesting of the LTIP 2013 award, determined the contingent level of LTIP awards for May 2016 under the new LTIP and confirmed the associated performance conditions;

•	assessed the achievement against the targets for the 2015 SRS and set the targets for the 2016 award;

•	monitored the continued application of BAT’s shareholding guidelines for the Executive Directors;

•	reviewed BAT’s Annual Statement, BAT’s Policy Report and BAT’s Annual Report on Remuneration for the year ended December 31, 2015 prior to its approval by the BAT board of directors and subsequent shareholder submission to the BAT annual general meeting on April 27, 2016;

•	analyzed the 2016 BAT annual general meeting results on remuneration voting and reviewed market trends in the context of that annual general meeting season;

•	reviewed the salary and incentives market data and current trends for Executive Directors;

•	reviewed the achievement against the performance measures for the six months to June 30, 2016 for the IEIS 2016 and the outstanding LTIP awards;

•	approved a rebasing of the notional Brazilian salary (with effect from April 1, 2015) in respect of the application of that element to the UURBS pension entitlement of the Chief Executive;

•	previewed the positioning of the salaries for Executive Directors for 2017; and

•	reviewed the report on the effectiveness of the Remuneration Committee.

Remuneration Policy Matters

•	discussed the outcomes of the consultation with major investors in respect of the proposed changes to the Remuneration Policy;

•	agreed and approved the rules of the new LTIP (subject to approval by BAT shareholders at the annual general meeting of BAT) which included: (1) two new performance measures: (a) adjusted EPS at constant rates of exchange; and (b) OCF conversion; (2) an increased maximum award level (500% of salary); (3) value of vesting award for threshold performance reduced from 20% to 15% of the award; and (4) the introduction of an additional period of two years after the three-year performance period so that vesting may take place no earlier than five years from the date of grant of an award;

•	agreed and approved the rules of a new Sharesave Scheme to replace the current Sharesave Scheme for all employees due to expire in 2017; and

•	finalized the content of the new Remuneration Policy to be put to BAT shareholders at the annual general meeting of BAT on April 27, 2016.

Other Incentive Matter

•	noted BAT’s proposals in respect of the reduction in the tax allowances available for pension contributions in the United Kingdom for senior managers together with the related program of consultation with affected employees.

BAT TSR performance: January 1, 2009 to December 31, 2016

Notes:

(1)	Performance and pay chart: this shows the performance of a hypothetical investment of £100 in BAT’s ordinary shares (as measured by the TSR for BAT) against a broad equity market index (the FTSE 100 Index) over a period of eight financial years starting from January 1, 2009 through to December 31, 2016 based on 30 trading day average values.
(2)	BAT TSR: this is measured according to the return index calculated by Datastream and has been reviewed by the Remuneration Committee’s remuneration consultants. It is measured on the basis that all BAT’s dividends are reinvested in BAT ordinary shares. The return is the percentage increase in BAT’s index over the eight-year period. A local currency basis is used for the purposes of the TSR calculation making it consistent with the approach to TSR measurement for the LTIP.

Chief Executive’s Pay—Comparative Figures 2009 to 2016

Year	2009	2010	2011	2012	2013	2014	2015		2016
Chief Executive “single figure” of total remuneration (£’000)
Paul Adams(1) (to February 28, 2011)	7,713	8,858	5,961	n/a	n/a	n/a	n/a		n/a
Nicandro Durante(2) (from March 1, 2011)	n/a	n/a	5,589	6,340	6,674	3,617	4,543	*	7,630
Annual bonus (IEIS) paid against maximum opportunity (%)
Paul Adams(1) (to February 28, 2011)	67.7	87.0	100	n/a	n/a	n/a	n/a		n/a
Nicandro Durante(2) (from March 1, 2011)	n/a	n/a	100	85.0	81.3	73.2	100		100
Long-term incentive (LTIP) paid against maximum opportunity (%)
Paul Adams(1) (to February 28, 2011)	100	100	100	n/a	n/a	n/a	n/a		n/a
Nicandro Durante(2) (from March 1, 2011)	n/a	n/a	100	87.1	49.2	00.0	8.7		46.0

Notes:
(1)	Paul Adams: (a) historic data is taken from BAT’s Remuneration Reports for the relevant years and is recast (as appropriate) on the basis of the “single figure” calculation as prescribed in the UK Regulations; (b) he retired as Chief Executive on February 28, 2011 which affected his short-term (annual bonus—IEIS) and long-term (LTIP) incentives as follows in accordance with the rules of those schemes: (i) his performance-related bonus (IEIS) for the year ended December 31, 2010 was paid as a 100% cash bonus instead of 50% in cash and 50% in deferred BAT ordinary shares; (ii) the outstanding LTIP awards of BAT ordinary shares vested immediately on his retirement either in full (2008 Award) or on a time-apportioned basis (2009 Award and 2010 Award); and (iii) the LTIP dividend equivalent payments for the LTIP awards which vested at his retirement were also paid in full and/or on a pro-rated time and performance basis.
(2)	Nicandro Durante: (a) historic data is taken from BAT’s Remuneration Reports for the relevant years and is recast (as appropriate) on the basis of the “single figure” calculation as prescribed in the UK Regulations; (b) he became Chief Executive on March 1, 2011 and his “single figure” remuneration for the year ended December 31, 2011 has accordingly been time-apportioned.
*	Long-term incentives 2015: in accordance with the UK Regulations, estimates for the values of the vesting 2013 LTIP awards were given in BAT’s Annual Report on Remuneration 2015; these amounts have been re-presented to show the actual market value on the dates of exercise in 2016.

Relative Importance of Spend on Pay

To illustrate the relative importance of the remuneration of the BAT directors in the context of the BAT Group’s finances overall, the Remuneration Committee makes the following disclosure:

Item	2016 £m	2015 £m	% change
Remuneration of BAT Group employees(1)	2,274	2,039	12
Remuneration of Executive Directors	12	8	50
Remuneration of Chairman and Non-Executive Directors	2	2	—
Dividends paid in the year	2,910	2,770	5
Profit for the year	4,839	4,522	7
Adjusted profit from operations at constant rates of exchange(2)	5,197	4,992	4

Notes:
(1)	Total remuneration of BAT Group employees: the increase is principally the result of translational foreign exchange movements and one-off adjusting items associated with various reorganization activities undertaken with the BAT Group during 2016.
(2)

Adjusted profit from operations at constant rates of exchange: this is the adjusted profit from operations at constant rates of exchange for the year ended December 31, 2016 included in the BAT Group’s consolidated financial statements beginning on page FIN-[●] of this proxy statement/prospectus. Adjusted profit from operations at constant rates of exchange has been chosen as a benchmark for this disclosure given its linkage to the short-term incentive element of remuneration as one of the four performance measures under the IEIS. Adjusted profit from operations and adjusted profit from operations at constant rates of exchange are not measures defined by IFRS. The most directly comparable IFRS measure is profit for the year. These measures are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BAT Key—Non-IFRS Measures” and a reconciliation from adjusted profit from operations to profit for the year under “Selected Historical Consolidated Financial Data of BAT.”

BAT Directors’ Remuneration for the Year ended December 31, 2016

‘Single Figure’ Table for Executive Directors’ Remuneration: Aggregate

The following table shows a single figure of remuneration for the Executive Directors in respect of qualifying services for the year ended December 31, 2016 together with comparative figures for 2015. The aggregate BAT directors’ emoluments are shown below in the table called “—Aggregate BAT directors’ emoluments.” Details of the fees for the Chairman and the Non-Executive Directors are set out in separate tables later in this proxy statement/prospectus.

Single figure for Executive Directors	Salary £’000		Taxable benefits £’000		Short-term incentives £’000		Long-term incentives(1) £’000		Pension £’000		Other emoluments(2) £’000		Total £’000
	2016	2015	2016	2015	2016	2015	2016	2015*	2016	2015	2016	2015	2016	2015
Nicandro Durante	1,190	1,181	235	155	2,975	2,380	2,879	414	325	392	26	21	7,630	4,543	*
Ben Stevens	867	861	100	104	1,647	1,560	1,604	233	309	544	18	30	4,545	3,332
Total remuneration	2,057	2,042	335	259	4,622	3,940	4,483	647	634	936	44	51	12,175	7,875

Notes:
(1)	Long-term incentives: these include cash dividend equivalent payments made under the LTIP.
(2)	Other emoluments: include (1) life insurance; and (2) the value of BAT ordinary shares received under the SRS during the year.
*	Long-term incentives 2015: in accordance with the UK Regulations, estimates for the values of the vesting 2013 LTIP awards were given in BAT’s Annual Report on Remuneration 2015; these amounts have been re-presented to show the actual market value on the dates of exercise in 2016.

Analysis by Individual BAT Director

Nicandro Durante	2016 £’000	2015 £’000
Salary(1)	1,190	1,181

Taxable benefits
Cash
–car allowance	16	16
Non-cash
–health insurance/provision of “walk-in” health services	8	8
–tax advice	28	20
–the use of a company driver	68	59
–home and personal security in the United Kingdom and Brazil(3)	109	35
–other expenses incurred in connection with individual and/or accompanied attendance at certain business functions and/or corporate events	6	17

Total taxable benefits(2)	235	155

Short-term incentives
IEIS: annual performance-related bonus—cash receivable March 2017 (YE 2016); cash received March 2016 (YE 2015)	1,487.5	1,190
DSBS: annual performance-related bonus—award of deferred BAT ordinary shares at full market value March 2017 (YE 2016) and March 2016 (YE 2015)(4)	1,487.5	1,190
IEIS: no award of individual performance uplift for YE 2016 and YE 2015	—	—

Total short-term incentives	2,975	2,380

Long-term incentives
LTIP: award March 28, 2014 of 135,052 BAT ordinary shares; performance period 2014/2016; award will vest on March 28, 2017 at 46.0% resulting in 62,123 BAT ordinary shares; estimated value shown for the purposes of this disclosure based on the average BAT ordinary share price for the last three months for the year ended December 31, 2016 of 4,561.10p	2,833	—
LTIP: award March 22, 2013 of 119,828 BAT ordinary shares; performance period 2013/2015; award vested March 22, 2016 at 8.7% resulting in 10,425 BAT ordinary shares; the award was exercised on March 22, 2016 at an execution price of 3,973.50p per BAT ordinary share(5)	—	414
LTIP: cash dividend equivalent - a cash sum equivalent to the aggregated dividends that an LTIP participant would have received as a BAT shareholder over the three-year period on the actual number of BAT ordinary shares that vest under an LTIP award; 2016: (LTIP award March 22, 2013; vested at 8.7% on March 22, 2016); 2015: (LTIP award March 28, 2012; vested at 00.0% on March 28, 2015)	46	—
Total long-term incentives	2,879	414

Pension-related benefits
UURBS(6)	325	392
Total pension-related benefits	325	392

Other emoluments
Life insurance	22	19
SRS: value of BAT ordinary shares received during the year	4	2

Total other emoluments	26	21

Total remuneration	7,630	4,543

Notes:

(1)	Salary: base salary from April 1, 2016: £1,190,000 (+0%) (from April 1, 2015: £1,190,000); UK-based employees received salary increases averaging around 3% and within a range of 0% to 8% with effect from April 1, 2016.
(2)	Benefits: the figures shown are gross amounts as in line with the UK market; it is the normal practice of BAT to pay the tax which may be due on any benefits, with the exception of the car or car allowance.
(3)	Security: includes the installation and maintenance of enhanced additional home and personal security arrangements in Brazil to reflect the current security profile in that country.
(4)	DSBS: an award of deferred BAT ordinary shares attracts a payment of a cash sum equivalent to the dividend on the after-tax position on all unvested BAT ordinary shares comprised in the BAT ordinary share award held by the participant at each dividend record date and paid on or after the relevant dividend payment date.
(5)	LTIP: award March 22, 2013: an estimated value of £394,000 was disclosed in BAT’s Annual Report on Remuneration for the year ended December 31, 2015; these amounts have been re-presented to show the actual market value on the dates of exercise in 2016.
(6)	UURBS pension-related benefits: these represent the net accrual for the period, being the differential between the individual’s total pension entitlements as at December 31, 2015 (adjusted for inflation) and as at December 31, 2016, multiplied by 20 in accordance with the UK Regulations.
(7)	External directorship: Nicandro Durante is a non-executive director of Reckitt Benckiser Group. He retains the fees for this appointment, 2016: £110,000 (2015: £102,500).

Analysis by Individual BAT Director

Ben Stevens	2016 £’000	2015 £’000
Salary(1)	867	861

Taxable benefits
Cash
–car allowance	14	14
Non-cash
–health insurance/provision of “walk-in” health services	8	8
–the use of a company driver	73	76
–home and personal security in the United Kingdom	3	3
–other expenses incurred in connection with individual and/or accompanied attendance at certain business functions and/or corporate events	2	3
Total taxable benefits(2)	100	104

Short-term incentives
IEIS: annual performance-related bonus—cash receivable March 2017 (YE 2016); cash received March 2016 (YE 2015)	823.5	780
DSBS: annual performance-related bonus—award of deferred BAT ordinary shares at full market value March 2017 (YE 2016) and March 2016 (YE 2015)(3)	823.5	780
IEIS: no award of individual performance uplift for YE 2016 and YE 2015	—	—
Total short-term incentives	1,647	1,560

Long-term incentives
LTIP: award March 28, 2014 of 75,230 BAT ordinary shares; performance period 2014/2016; award will vest on March 28, 2017 at 46.0% resulting in 34,605 BAT ordinary shares; estimated value shown for the purposes of this disclosure based on the average BAT ordinary share price for the last three months for the year ended December 31, 2016 of 4,561.10p	1,578	—
LTIP: award March 22, 2013 of 66,932 BAT ordinary shares; performance period 2013/2015; award vested March 22, 2016 at 8.7% resulting in 5,823 BAT ordinary shares; the award was exercised on March 24, 2016 at an execution price of 3,995.164p per BAT ordinary share(4)	—	233
LTIP: cash dividend equivalent - a cash sum equivalent to the aggregated dividends that an LTIP participant would have received as a BAT shareholder over the three-year period on the actual number of BAT ordinary shares that vest under an LTIP award; 2016: (LTIP award March 22, 2013; vested at 8.7% on March 22, 2016); 2015: (LTIP award March 28, 2012; vested at 00.0% on March 28, 2015)	26	—
Total long-term incentives	1,604	233

Pension-related benefits(5)
BAT pension fund	—	9
UURBS	309	535
Total pension-related benefits	309	544

Other emoluments
Life insurance	14	9
SRS: value of BAT ordinary shares received during the year	4	2
Sharesave Scheme: grant of options on March 23, 2015 over 495 BAT ordinary shares at an option price of 3,026.0p per BAT ordinary share; options were awarded at a discount of 20% of the market value (3,782.0p per BAT ordinary share) in accordance with the rules of the Sharesave Scheme	—	19

Total other emoluments	18	30

Total remuneration	4,545	3,332

Notes:

(1)	Salary: base salary from April 1, 2016: £867,000 (+0%) (from April 1, 2015: £867,000); UK-based employees received salary increases averaging around 3% and within a range of 0% to 8% with effect from April 1, 2016.
(2)	Benefits: the figures shown are gross amounts as in line with the UK market; it is the normal practice of BAT to pay the tax which may be due on any benefits, with the exception of the car or car allowance.
(3)	DSBS: an award of deferred BAT ordinary shares attracts a payment of a cash sum equivalent to the dividend on the after-tax position on all unvested BAT ordinary shares comprised in the BAT ordinary share award held by the participant at each dividend record date and paid on or after the relevant dividend payment date.
(4)	LTIP: award March 22, 2013: an estimated value of £220,000 was disclosed in the Annual Report on Remuneration for the year ended December 31, 2015; these amounts have been re-presented to show the actual market value on the dates of exercise in 2016.
(5)	Pension-related benefits: these represent the net accrual for the period, being the differential between the individual’s total pension entitlements as at December 31, 2015 (adjusted for inflation) and as at December 31, 2016, multiplied by 20 in accordance with the UK Regulations.
(6)	External directorship: Ben Stevens was appointed a non-executive director of ISS A/S on April 5, 2016. He retains the fees for this appointment, 2016: DKK 525,000 (£58,833) (2015: DKK nil).

Base Salary

The Executive Directors’ salary review in February 2016 agreed the following, effective from April 1, 2016.

Executive Directors—salaries	Base salary from April 1, 2016 £	Percentage change %	Base salary from April 1, 2015 £
Nicandro Durante	1,190,000	00.0	1,190,000
Ben Stevens	867,000	00.0	867,000

Salaries with Effect from April 1, 2017

The Remuneration Committee determined the following salaries for the Executive Directors: Nicandro Durante £1,250,000 (+5%) and Ben Stevens £893,000 (+3%). The increase for Nicandro Durante recognizes his “Outstanding” performance in 2016, in particular his individual leadership of the business in the year and his pivotal role in driving the BAT Group’s growth agenda. The increase for Ben Stevens reflects his very strong individual performance and his unique contribution to the BAT Group’s growth objectives. UK employees received salary rises based on a 3% increase budget, varying within a range extending from 0% to up to 8%, dependent on individual performance, time at grade and position relative to the external market.

Additional Requirements in Respect of the Single Total Figure Table

This section sets out supporting information and details for the single total figure for remuneration for the Executive Directors with particular reference to: the annual IEIS short-term incentive payments; the extent to which performance conditions have been satisfied for the LTIP; and further details on pension entitlements.

Short-term incentives: IEIS

IEIS Performance Review—Basics, Measurement and Process

IEIS awards	Year ended 2016
Performance period	Financial year ended December 31, 2016.

Payment	March 2017; no element of the bonus award is guaranteed.

Type	Variable performance-related.

Delivery

50% in cash; 50% in BAT ordinary shares—deferred BAT ordinary shares through the DSBS.

DSBS element: comprises free BAT ordinary shares normally held in trust for three years and no further performance conditions apply in that period.

Forfeiture may apply if a participant resigns before the end of the three-year period. Malus provisions: DSBS BAT ordinary share awards made for 2014 onwards.

Clawback provisions: from 2016 cash awards and BAT ordinary share awards for performance ended 2015 onwards.

Review	By Remuneration Committee in February 2017 on basis of an internal report augmented by an assessment by the BAT Group’s external auditors of the relevant calculations.

Payout	Determined by actual performance for each measure, relative to that measure’s performance points.

Discretion	The Remuneration Committee is able to override a proposed pay-out in circumstances where, in its judgment, the overall performance of BAT justifies a different outcome, whether higher or lower than that determined by the bonus formula.

Individual performance element

Awarded for “Outstanding” performance, by adjusting upwards by up to 20% of the annual corporate IEIS result subject to the applicable maximum award limit; paid in cash.

Individual performance rated as “Requires Improvement” results in the corporate IEIS result being reduced by 50%.

The Remuneration Committee also reviews the personal performance of each Executive Director against his or her operational and strategic measures; which are agreed at the start of the year and which depend on the priorities for each Executive Director’s area of responsibility, in the context of the delivery of the BAT Group strategy.

IEIS Performance Review—Presentation of Outcomes

Bonus Targets and Results 2015 and 2016

The Remuneration Committee considers annually the question of commercial confidentiality and the sensitivity of bonus targets and results. This review is considered against a background of the BAT Group operating in a highly consolidated industry and being the second largest tobacco company in the world outside China with its two key competitors (the largest and third largest global tobacco companies) not subject to the same regulatory disclosures.

Specific performance measures, their weightings and actual performance/results achieved in 2016 are disclosed.

The specific performance targets for each measure are considered to be commercially sensitive. The Remuneration Committee considers that its competitors would gain significant commercial insights into the BAT Group’s specific objectives and key priorities for its brands and markets if actual targets were disclosed year on year; such disclosure would be prejudicial to the interests of BAT and its shareholders.

The specific performance targets for each measure will only be disclosed retrospectively, at the earliest, in BAT’s Annual Report on Remuneration which relates to the period of twelve months after the end of the relevant IEIS performance period. The Remuneration Committee has therefore agreed to disclose the specific threshold and maximum targets for the IEIS performance period ended December 31, 2015. These are shown in the following table.

It is expected that the specific Threshold and Maximum targets (as described below) for the IEIS performance period ended December 31, 2016 will be published in March 2018 in BAT’s Annual Report 2017.

IEIS: Performance Measures and Targets Year Ended December 31, 2015

IEIS: performance measure	Description of measure and target 2015
Adjusted profit from operations (growth over prior year) Weighting: 40%	Adjusted profit from operations at constant rates of exchange is the adjusted profit from operations at constant rates of exchange for the year ended December 31, 2015 included in the BAT Group’s consolidated financial statements beginning on page FIN-[●] of this proxy statement/prospectus. Adjusted profit from operations at constant rates of exchange has been chosen as a benchmark for this disclosure given its linkage to the short-term incentive element of remuneration as one of the four performance measures under the IEIS.

IEIS target 2015
Threshold	1% growth over 2014
Maximum	4% growth over 2014

BAT Group’s share of Key Markets (growth over prior year) Weighting: 20%	The BAT Group’s retail market share in its Key Markets accounts for around 80% of the volumes of the BAT Group’s subsidiaries. The BAT Group’s share is calculated from data supplied by retail audit service providers and is rebased as and when the BAT Group’s Key Markets change. When rebasing does occur, BAT will also restate history and provide fresh comparative data on the markets.

IEIS target 2015
Threshold	0 bps growth over 2014
Maximum	10 bps growth over 2014

Global drive brands and key strategic brands volumes (growth over prior year) Weighting: 20%

Global drive brands volumes comprise the cigarette volumes of DUNHILL, KENT, LUCKY STRIKE, PALL MALL and ROTHMANS and include volumes of the Fine Cut variants of those brands sold in Western Europe.

Key strategic brands volumes comprise the cigarette volumes of STATE EXPRESS 555 and SHUANG XI associated with the joint venture with China National Tobacco Corporation in China.

IEIS: performance measure	Description of measure and target 2015

IEIS target 2015
Threshold	0.0% growth over 2014
Maximum	1.7% growth over 2014

Cash generated from operations (as against adjusted budget) Weighting: 20%	Cash generated from operations is defined as the free cash flow excluding restructuring costs, dividends and other appropriations from associate undertakings measured at constant rates of exchange.

IEIS target 2015
Threshold	5% less than 2015 budget
Maximum	5% above 2015 budget

IEIS: performance measures, weightings and results year ended December 31, 2016

IEIS: performance measure	Description of measure 2016	Actual performance 2016

Adjusted profit from operations (growth over prior year) Weighting: 40%

Strategic target or objective The medium- to long-term target is to grow adjusted profit from operations on average by 5-7% per year.

	Adjusted profit from operations at constant rates of exchange is the adjusted profit from operations at constant rates of exchange for the year ended December 31, 2016 included in the BAT Group’s consolidated financial statements beginning on page FIN-[●] of this proxy statement/prospectus. Adjusted profit from operations at constant rates of exchange has been chosen as a benchmark for this disclosure given its linkage to the short-term incentive element of remuneration as one of the four performance measures under the IEIS.	Growth over the prior year of 4%

BAT Group’s share of Key Markets (growth over prior year) Weighting: 20%	The BAT Group’s retail market share in its Key Markets accounts for around 80% of the volumes of the BAT Group’s subsidiaries. The BAT Group’s share is calculated from data supplied by retail audit service providers and is rebased as and when the BAT Group’s Key Markets change. When rebasing does occur, BAT will also restate history and provide fresh comparative data on the markets.	Global market share in key markets grew by 52 bps.

Strategic target or objective To continue to grow market share.

Global drive brands and key strategic brands volumes (growth over prior year) Weighting: 20%	Global drive brands volumes comprise the cigarette volumes of DUNHILL, KENT, LUCKY STRIKE, PALL MALL and ROTHMANS and include volumes of the Fine Cut variants of those brands sold in Western Europe.	Global drive brands and key strategic brands volumes grew by 7.2%

IEIS: performance measure	Description of measure 2016	Actual performance 2016
Strategic target or objective To increase the BAT Group’s global drive brands and key strategic brands volumes faster than the rest of the portfolio.	Key strategic brands volumes comprise the cigarette volumes of STATE EXPRESS 555 and SHUANG XI associated with the joint venture with China National Tobacco Corporation in China.

IEIS: performance measures, weightings and results year ended December 31, 2016

IEIS: performance measure	Description of measure 2016	Actual performance 2016

Cash generated from operations (as against adjusted budget) Weighting: 20%

Strategic target or objective A specific target is set at each year for this measure with the aim to generate the optimal level cash flow while continuing to invest to support the short-, medium- and long-term requirements of the business.

	Cash generated from operations is defined as the free cash flow excluding restructuring costs, dividends and other appropriations from associate undertakings measured at constant rates of exchange.	The improvement in cash generated from operations was 29.7%.

IEIS outcomes 2016—Nicandro Durante

	% of base salary	2016 £’000	% of base salary	2015 £’000
Corporate result
50% in cash; 50% in deferred BAT ordinary shares (DSBS)	250.0	2,975	200.0	2,380
Individual performance element
up to 20% performance uplift on the corporate result (cash)			00.0
2016 assessment: no individual performance uplift.	00.0	—
Total IEIS result	250.0	2,975	200.0	2,380
Maximum opportunity	250.0		200.0

IEIS outcomes 2016—Ben Stevens

	% of base salary	2016 £’000	% of base salary	2015 £’000
Corporate result
50% in cash; 50% in deferred BAT ordinary shares (DSBS)	190.0	1,647	180.0	1,560
Individual performance element
up to 20% performance uplift on the corporate result (cash)			00.0
2016 assessment: no individual performance uplift.	00.0	—
Total IEIS result	190.0	1,647	180.0	1,560
Maximum opportunity	190.0		180.0

Notes:

(1)	IEIS payouts: these are expressed as a percentage of salary with the actual payouts shown in the individual analysis tables on pages [●] and [●] of this proxy statement/prospectus.

(2)	DSBS: awards made under the DSBS are in the form of free BAT ordinary shares that normally vest after three years and no further performance conditions apply in that period. In certain circumstances, such as resigning before the end of the three-year period, participants may forfeit all of the BAT ordinary shares. Malus-only provisions apply for DSBS BAT ordinary share awards made for 2014 and 2015 and clawback provisions operate from 2016 IEIS cash awards and DSBS BAT ordinary share awards for performance ended 2015.

Long-term Incentives: LTIP

Vesting of the 2014 LTIP Awards in 2017: Outcomes Against Performance Measures

2014 LTIP awards	Performance measures
Award date: March 28, 2014 Vesting date: March 28, 2017	TSR Relative to a peer group of international FMCG companies 25% of award	Adjusted EPS Compound annual growth measured at current rates of exchange 50% of award	NTO Compound annual growth measured on an organic basis(3) at constant rates of exchange 25% of award

NTO underpin

Vesting is triggered if (on the assumption that threshold or above is achieved in respect of the NTO measure) the corresponding three-year constant CAGR of underlying operating profit exceeds the CAGR of the threshold performance level for underlying operating profit, as approved annually in the IEIS and approved by the BAT board of directors. Underlying operating profit is adjusted profit from operations at constant rates of exchange

Performance period: January 1, 2014 - December 31, 2016	Ranked 3/23 Below median: nil vests At median: 6% vests At upper quartile: 25% vests	4.5% Less than 5% adjusted EPS: nil vests From 5% to 10% adjusted EPS: 8%-50% vests pro rata between these two points	4.4% Less than 2% CAGR: nil vests From 2% to 5% CAGR: 6% to 25% vests pro rata between these two points	The underlying operating profit performance underpin for the NTO measure was exceeded with reference to the IEIS outcomes for 2014, 2015 and 2016

2014 LTIP awards	Performance measures
Percentage maximum achieved at end of performance period December 31, 2016: total vesting 46.0%	25%	00.0%	21.0%

Vesting of 2014 LTIP awards held by Executive Directors	Number of BAT ordinary shares awarded	Number of BAT ordinary shares vesting/ % vesting	Number of BAT ordinary shares lapsing/ % lapsing	Value of BAT ordinary shares vesting £’000
Nicandro Durante	135,052	62,123 46.0%	72,929 54.0%	2,833

Ben Stevens	75,230	34,605 46.0%	40,625 54.0%	1,578

Notes:

(1)	2014 LTIP awards: these had not vested at the date of this report. The average BAT ordinary share price for the last three months of the financial year has been used to determine the value of the 2014 LTIP awards for the purposes of the single total figure.
(2)	The average BAT ordinary share price for the last three months for the year ended December 31, 2016 was 4,561.10p.
(3)	Excludes the contribution of acquired businesses.

Current Position on Outstanding LTIP Awards

The tables below show the current position against the performance targets for the outstanding LTIP awards for 2015 and 2016 for Executive Directors as at December 31, 2016.

2015 LTIP awards: performance measures	Threshold	Maximum	Indicative to Dec 31, 2016 2015 Award	Indicative % achieved at Dec 31, 2016 2015 Award

TSR ranking—a peer group of international FMCG companies at the beginning of the three-year performance period (January 1, 2015 to December 31, 2017): 25% of award.	At median (6% of award vests)	At upper quartile (25% of award vests)

TSR outcome: the comparison is based on three months’ average values. BAT achieved an upper quartile annualized TSR of 17.9%. One company in the comparator group has delisted during the performance period to date, December 31, 2016.			Ranked 4/23	25.0%

Adjusted EPS Growth (current)—compound annual growth measured at current rates of exchange, referred to as Adjusted EPS Growth (current): 50% of award.	At 5% Adjusted EPS Growth (current) (8% of award vests)	At 10% Adjusted EPS Growth (current) (50% of award vests)

Adjusted EPS Growth (current) outcome: this element of the award will vest in full if Adjusted EPS Growth (current) over the three-year performance period is at least 10% per annum. 8% of the award will vest if the Adjusted EPS Growth (current) over the performance period is 5%. An award will vest on a pro rata basis between these two points. None of the adjusted EPS (current) portion of an award vests if Adjusted EPS Growth (current) is less than 5% per annum.			11.3%	50.0%

NTO—compound annual growth measured at constant rates of exchange: 25% of award.	At 2% (6% of award vests)	At 5% (25% of award vests)

NTO outcome: this element of the award will vest in full if CAGR over the three-year performance period is at least 5% per annum. 6% of the award will vest if CAGR over the performance period is 2%. An award will vest on a pro-rata basis between these points. There is an underpin to this measure; vesting will only be triggered if (on the assumption that threshold or above is achieved in respect of the measure) the corresponding three-year constant CAGR of underlying operating profit exceeds the CAGR of the threshold performance level for underlying operating profit, as defined annually in the IEIS, and is approved by the BAT board of directors. Underlying operating profit is adjusted profit from operations at constant rates of exchange			5.3%	25.0%

Total				100.0%

2016 LTIP awards(1): performance measures	Threshold	Maximum	Indicative to Dec 31, 2016 2016 Award	Indicative % achieved at Dec 31, 2016 2016 Award
TSR ranking—a peer group of international FMCG companies at the beginning of the three-year performance period (January 1, 2016 to December 31, 2018): 20% of award.	At median (3% of award vests)	At upper quartile (20% of award vests)

TSR outcome: the comparison is based on three months’ average values prior to the start and at the final year of the performance period. BAT achieved an upper-quartile annualized TSR of 25%. One company in the comparator group has delisted during the performance period to date, December 31, 2016.			Ranked 1/23	20.0%

Adjusted EPS Growth (current rates)—the CAGR in adjusted EPS measured in sterling at current rates of exchange: 20% of award.	At 5% CAGR (3% of award vests)	At 10% CAGR (20% of award vests)

Adjusted EPS Growth outcome (current rates): this element of the award will vest in full if the Adjusted EPS Growth (current rates) over the three-year performance period is at least 10% per annum. 3% of the award will vest if the Adjusted EPS Growth (current rates) over the performance period is 5%. An award will vest on a pro rata basis between these two points. None of the adjusted EPS (constant rates) portion of an award vests if the Adjusted EPS Growth (current rates) is less than 5% per annum.			13.7%	20.0%

Adjusted EPS Growth (constant rates)—the CAGR in adjusted EPS measured in sterling at constant rates of exchange, referred to as Adjusted EPS Growth (constant rates): 20% of award.	At 5% CAGR (3% of award vests)	At 10% CAGR (20% of award vests)

Adjusted EPS Growth outcome (constant rates): this element of the award will vest in full if the Adjusted EPS Growth (constant rates) over the three-year performance period is at least 10% per annum. 3% of the award will vest if the Adjusted EPS Growth (constant rates) over the performance period is 5%. An award will vest on a pro rata basis between these two points. None of the adjusted EPS (constant rates) portion of an award vests if the Adjusted EPS Growth (constant rates) is less than 5% per annum.			8.4%	14.5%

NTO—CAGR measured at constant rates of exchange: 20% of award.	At 3% NTO (3% of award vests)	At 5% NTO (20% of award vests)

NTO outcome: this element of the award will vest in full if CAGR over the three-year performance period is at least 5% per annum. 3%			4.9%	19.5%

2016 LTIP awards(1): performance measures	Threshold	Maximum	Indicative to Dec 31, 2016 2016 Award	Indicative % achieved at Dec 31, 2016 2016 Award
of the award will vest if the CAGR over the performance period is 3%. An award will vest on a pro rata basis between these two points. None of the NTO portion of an award vests if CAGR is less than 3% per annum. There is an underpin to this measure; vesting will only be triggered if (on the assumption that threshold or above is achieved in respect of the measure) the corresponding three-year CAGR of underlying operating profit exceeds the CAGR of the threshold performance level for underlying operating profit, as defined annually in the IEIS, and is approved by the BAT board of directors. Underlying operating profit is adjusted profit from operations at constant rates of exchange

OCF conversion: 20% of award.	At 85% OCF (3% of award vests)	At 95% OCF (20% of award vests)

OCF outcome: this element of the award will vest in full if BAT achieves OCF conversion of 95% or more on average over the performance period. 3% of the award will vest if OCF conversion is 85% on average over the performance period. An award will vest on a pro rata basis between these two points. None of the OCF portion of an award vests if OCF conversion is less than 85%.			92.5%	15.8%

Total				89.8%

Note:

(1)	LTIP Extended Vesting Period: there is an additional vesting period of two years from the third anniversary of the date of grant. The LTIP award will vest only to the extent that: (1) the performance conditions or measures are satisfied at the end of the three-year performance period; (2) an additional vesting period of two years from the date of the third anniversary of the date of grant has been completed, i.e. the LTIP Extended Vesting Period. The LTIP award is therefore only exercisable once the total period of five years from the date of grant has been completed.

Vesting of past LTIP awards for the years ended 2012 to 2016

The following table shows the historical vesting of awards over the five-year period for the years ended December 31, 2012 to December 31, 2016, inclusive.

LTIP award date	March 28, 2014	March 22, 2013	March 28, 2012	May 13, 2011	March 25, 2010
Year ended	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Performance period	2014/2016	2013/2015	2012/2014	2011/2013	2010/2012
Vesting date	March 28, 2017	March 22, 2016	March 28, 2015	May 13, 2014	March 25, 2013
Total vesting percentage	46.0	8.7	00.0	49.2	87.1

All-employee BAT Ordinary Share Schemes

BAT operates the following all-employee BAT ordinary share schemes in which the Executive Directors participate, as shown as at December 31, 2016.

Executive Directors	Nicandro Durante	Ben Stevens
All-employee BAT ordinary share schemes:	✓	✓
Sharesave Scheme	✓	✓
SIP (Partnership Scheme)	✓	✓
SIP (SRS)	✓	✓

Percentage Change in the Chief Executive’s Remuneration

The following table shows the percentage change in the Chief Executive’s remuneration measured against a comparator group comprising the UK employee population on UK employment contracts (2016: 2,022 individuals; 2015: 1,971 individuals(1)). This comparator group is considered to be the most appropriate group as Executive Directors are employed on UK contracts. Using a more widely drawn group encompassing the worldwide nature of the BAT Group’s business would also present practical difficulties in collation as well as presenting a less relevant comparator given the significant variations in employee pay across the BAT Group and the differing economic conditions and wide variations in gross domestic product per capita.

				Base salary	Taxable benefits				Short-term incentives
	2016 £’000	2015 £’000		Change %	2016 £’000	2015 £’000	Change %	2016 £’000	2015 £’000		Change %
Nicandro Durante (Chief Executive)	1,190	1,181		0.8	235	155	51.6	2,975	2,380		25.0
UK-based employees	70	69	(1)	1.4	4	4	-	25	23	(1)	8.7

Notes:

UK-based employees:

(1)	The data for the 2015 comparator has been updated to reflect actual individual employee numbers and costs in 2015.
(2)	The data for this comparator group is made up as follows as at December 31, 2016: (a) the weighted average base salaries; (b) the average taxable benefits per grade; and (c) an estimated weighted average target bonus based on that population as at that date.
(3)	UK-based employees were awarded performance-based pay increases in the range 0% to 8% with an average of around 3%.

“Single Figure” Table for Non-Executive Directors’ Remuneration: Aggregate

The following table shows a single figure of remuneration for the Non-Executive Directors in respect of qualifying services for the year ended December 31, 2016 together with comparative figures for 2015. The aggregate BAT directors’ emoluments are shown below in the table “—Aggregate BAT Directors’ Emoluments” on page [●] of this proxy statement/prospectus.

Non-Executive Directors(1)		Base fee(2) £’000	Chair/ Committee membership fees(2) £’000		Taxable benefits(3) £’000		Total remuneration £’000
	2016	2015	2016	2015	2016	2015	2016	2015
Sue Farr (from February 2, 2015)	93	85	13	11	1	2	107	98
Ann Godbehere	93	93	18	18	1	2	112	113
Marion Helmes (from August 1, 2016)	39	n/a	5	n/a	5	n/a	49	n/a
Savio Kwan	93	93	13	12	37	42	143	147
Pedro Malan (from February 2, 2015)	93	85	13	11	44	42	150	138
Gerry Murphy	93	93	13	20	1	1	107	114
Dimitri Panayotopoulos (from February 2, 2015)	93	85	19	11	4	13	116	109
Kieran Poynter	93	93	48	42	0	—	141	135
Retired Non-Executive Directors
Karen de Segundo (to April 27, 2016)	30	93	10	31	0	—	40	124
Christine Morin-Postel (to December 6, 2016)	86	93	59	64	9	16	154	173
Richard Tubb (to April 27, 2016)	30	93	4	12	20	35	54	140

Total	836	906	215	232	122	153	1,173	1,291

Notes:
(1)	Committee memberships: are shown, together with changes during the year, in the reports of the respective committees in the Governance sections of BAT’s Directors’ Report. The Corporate Social Responsibility Committee was removed as a committee of the BAT board of directors with effect from April 28, 2016.
(2)	Non-Executive Directors’ fees structure 2016: set out in the table below.

	To May 1, 2016 £	From May 1, 2016 £
Base fee	92,700	92,700
Senior Independent Director – supplement	30,000	32,000
Audit Committee: Chairman	30,000	32,000
Audit Committee: Member	6,000	7,000
Corporate Social Responsibility Committee: Chairman (up to Apr 28, 2016)	25,000	n/a
Corporate Social Responsibility Committee: Member (up to Apr 28, 2016)	6,000	n/a
Nominations Committee: Chairman	—	—
Nominations Committee: Member	6,000	7,000
Remuneration Committee: Chairman	30,000	32,000
Remuneration Committee: Member	6,000	7,000

(3)	Benefits

(a)	In line with the Remuneration Policy, the figures shown are gross amounts (as appropriate) as in line with the UK market, as it is the normal practice of BAT to pay the tax that may be due on any benefits.
(b)	Taxable benefits: comprise travel expenses and ‘walk-in’ medical services.
(c)	“Walk-in” medical services: the Non-Executive Directors received this benefit in 2016 to the value of £262 each (2015: £255).

“Single Figure” Table for the Chairman’s Remuneration: Aggregate

The following table shows a single figure of remuneration for the Chairman in respect of qualifying services for the year ended December 31, 2016 together with comparative figures for 2015. The aggregate BAT directors’ emoluments are shown below.

Chairman- Richard Burrows	2016 £’000	2015 £’000
Fees £645,000 (from April 1, 2016)	645	642

Taxable benefits
–health insurance and “walk-in” medical services(2)	14	13
–use of a company driver	69	55
–home and personal security in the United Kingdom and Ireland	6	4
–hotel accommodation and related expenses incurred in connection with individual and/or accompanied attendance at certain business functions and/or corporate events	9	4
–commuting flights to London(3)	8	9

Total remuneration	751	727

Notes:

(1)	Benefits: in line with the Remuneration Policy, the figures shown for taxable benefits are gross amounts (as appropriate) as it is the normal practice of BAT to pay any tax due on such benefits.
(2)	“Walk-in” medical services: Richard Burrows received this benefit in 2016 to the value of £262 (2015: £255).
(3)	Commuting flights to London: treated as a taxable benefit from April 6, 2015.
(4)	Salary with effect from April 1, 2017: in keeping with the level of pay awards granted to UK employees based on a 3% increase budget, varying within a range extending from 0% to up to 8% (dependent on individual employee time in grade, performance during the preceding year and position relative to the external market) the Remuneration Committee determined the Chairman’s fee at £665,000 (+3.1%).

Aggregate BAT Directors’ Emoluments

The following table shows the aggregate emoluments of the BAT directors.

	Executive Directors			Chairman	Non-Executive Directors			Total
	2016 £’000	2015 £’000	2016 £’000	2015 £’000	2016 £’000	2015 £’000	2016 £’000	2015 £’000
Salary; fees; benefits; incentives
Salary	2,057	2,042					2,057	2,042
Fees			645	642	1,051	1,138	1,696	1,780
Taxable benefits	335	259	106	85	122	153	563	497
Short-term incentives	4,622	3,940					4,622	3,940
Long-term incentives	4,483	647					4,483	647

Sub-total	11,497	6,888	751	727	1,173	1,291	13,421	8,906

Pension; other emoluments
Pension	634	936					634	936
Other emoluments	44	51					44	51

Sub-total	678	987					678	987

Total emoluments	12,175	7,875	751	727	1,173	1,291	14,099	9,893

Total Pension Entitlements

Executive Directors’ Pension Entitlements

Pension values	Accrued pension at year end December 31, 2016 £’000	Additional value of pension on early retirement
Nicandro Durante (normal retirement age: 60)
UURBS	122	—

Total	122	—

Nicandro Durante’s UURBS pension entitlements are derived as follows:

(1)	Effective from March 1, 2006 (being the date of his appointment as a member of the BAT Group management board), an accrual of 0.65% for each year of service on a basic sterling salary comparable to that of a General Manager of Souza Cruz S.A. At retirement the pension will be based on a 12 months’ average and will be provided through the UURBS.

(2)	With effect from January 1, 2011 (being the date of his appointment as Chief Executive Designate) Nicandro Durante commenced an accrual of 2.5% for each year of service on a basic salary in excess of that stated in (1) above. At retirement the pension is based on a 12 months’ average and will be provided through UURBS.

Total accrued pension is the amount of pension that would be paid annually on retirement based on service to the end of the year. The pension-related benefits disclosed in the single figures for BAT directors’ remuneration represent Nicandro Durante’s net accrual for the period, being the differential between his total pension entitlements as at December 31, 2015 (adjusted for inflation) and as at December 31, 2016, multiplied by 20 in accordance with the UK Regulations.

Nicandro Durante receives a pension in payment from the Fundação Albino Souza Cruz (FASC) from Souza Cruz S.A., a Brazilian registered wholly-owned subsidiary of the BAT Group. This pension benefit has been in payment since April 2012 and currently amounts to approximately £318,500 per annum (after adjusting for currency exchange) reflecting his 31 years’ service at Souza Cruz.

Pension values	Accrued pension at year end December 31, 2016 £’000	Additional value of pension on early retirement
Ben Stevens (normal retirement age: 60)
BAT pension fund	98	—
UURBS	280	—

Total	378	—

Ben Stevens joined the BAT pension fund after 1989 and before the closure of its non-contributory defined benefit section to new members in April 2005. As a result, prior to April 6, 2006, he was subject to the HM Revenue & Customs cap on pensionable earnings (notionally £151,200 for the tax year 2016/17). In addition, he has an unfunded pension promise from BAT in respect of earnings above the cap on an equivalent basis to the benefits provided by the BAT pension fund. This is provided through membership of the UURBS. Further to the changes to the applicable tax regulations, Ben Stevens has reached his lifetime allowance of £1.8 million and therefore has ceased accrual in the BAT pension fund with all future benefits being provided through membership of the UURBS. During the year, there has been no change to the overall pension entitlement of Ben Stevens.

Total accrued pension is the amount of pension that would be paid annually on retirement based on service to the end of the year. The pension-related benefits disclosed in the single figures for BAT directors’

remuneration represent Ben Stevens’ net accrual for the period, being the differential between his total pension entitlements as at December 31, 2015 (adjusted for inflation) and as at December 31, 2016, multiplied by 20 in accordance with the UK Regulations.

These commitments are included in note 12 of the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus. BAT pension fund members are entitled to receive increases in their pensions once in payment, in line with price inflation (as measured by the Retail Prices Index) up to 6% per annum.

Note:

1.	BAT pension fund: this is non-contributory. Voluntary contributions paid by an Executive Director and resulting benefits are not shown. No excess retirement benefits have been paid to or are receivable by an Executive Director or past Executive Director.

BAT Directors’ Shareholdings and Scheme Interests

Executive Directors’ Shareholding Guidelines

Executive Directors are encouraged to build up a high level of personal BAT shareholding to ensure a continuing alignment of interests with BAT shareholders. The shareholding guidelines require Executive Directors to hold BAT ordinary shares equal to the value of a percentage of salary as set out in the table below.

	Shareholding requirements (% of base salary December 31, 2016)	No. of eligible BAT ordinary shares held at December 31, 2016	Value of eligible BAT ordinary shares held at December 31, 2016 £m	Actual percentage (%) of base salary at December 31, 2016
Nicandro Durante	500	280,580	13.0	1092.4
Ben Stevens	350	105,827	4.9	565.2

Notes:

(1)	Eligibility of BAT ordinary shares: (a) BAT ordinary shares earned but not yet vested and for which performance conditions have already been met under the DSBS element of the IEIS are included in the calculation of the threshold for the shareholding guidelines for Executive Directors; (b) BAT ordinary shares earned but not yet vested under the LTIPs are not eligible and do not count towards the shareholding requirement although the estimated notional net number of BAT ordinary shares held by an Executive Director in the LTIP Extended Vesting Period will count towards the respective shareholding requirements; and (c) BAT ordinary shares held in trust under the SIP are not eligible and do not count towards the shareholding requirement.
(2)	Closing mid-market price: at December 30, 2016 (being the last trading day of the year) was 4,621.5p.
(3)	Meeting the guidelines: if an Executive Director does not, at any time, meet the requirements of the shareholding guidelines, the individual may, generally, only sell a maximum of up to 50% of any BAT ordinary shares vesting (after tax) under BAT ordinary share plans until the threshold required under the shareholding guidelines has been met.
(4)	Waiver of compliance with guidelines: this is permitted with the approval of the Remuneration Committee in circumstances where a restriction on a requested BAT ordinary share sale could cause undue hardship. No such applications were received from the Executive Directors during 2016.
(5)	Non-Executive Directors: are not subject to any formal shareholding requirements although they are encouraged to build a small interest in BAT ordinary shares during the term of their appointment.

Executive Directors’ BAT Ordinary Share Interests

The interests of the Executive Directors who served during the year ended December 31, 2016 in BAT ordinary shares (beneficial, family and any connected persons) are as follows:

	At January 1, 2016	Awarded on March 29, 2016	Released March 22, 2016(2)	At December 31, 2016	Changes from December 31, 2016(5)
Nicandro Durante
BAT ordinary shares held(1)	188,959			204,005
SIP BAT ordinary shares(3)—held in employee benefit trust	1,724			1,917	6
DSBS: deferred BAT ordinary shares—unvested, subject to continued employment	72,363	29,690	(25,478)	76,575

Total BAT ordinary share interests	263,046			282,497

Ben Stevens
BAT ordinary shares held(1)	72,136			55,271
SIP BAT ordinary shares(3)—held in employee benefit trust	535			549	6
DSBS: deferred BAT ordinary shares—unvested, subject to continued employment	48,167	19,468	(17,079)	50,556

Total BAT ordinary share interests	120,838			106,376

Notes:

(1)	BAT ordinary shares held—owned outright: these have not been pledged as security against loans.
(2)	DSBS—deferred BAT ordinary shares: the closing mid-market price on the date of release (March 22, 2016) was 3,983.0p.
(3)	SIP BAT ordinary shares: these comprise vested and unvested BAT ordinary shares in the SIP (which consists of the Partnership Share Scheme and SRS).
(4)	SRS: based on the performance for the year ended December 31, 2016, the Executive Directors will each be awarded a number of BAT ordinary shares to the value of £3,600 on April 3, 2017.
(5)	Changes from December 31, 2016 through March 16, 2017: these relate to purchases by Nicandro Durante and Ben Stevens of a total of 6 BAT ordinary shares each under the Partnership Share Scheme on January 4, 2017 and February 1, 2017.
(6)	BATGET: on December 31, 2016, the BAT Group’s employee BAT ordinary share ownership trust, referred later in this proxy statement/prospectus, held a total of 5,137,602 BAT ordinary shares. All participating employees, including the Executive Directors, are deemed to have a beneficial interest in these BAT ordinary shares.

Chairman and Non-Executive Directors’ BAT Ordinary Share Interests

The interests of the Chairman and Non-Executive Directors who served during the year ended December 31, 2016 in BAT ordinary shares (beneficial, family and any connected persons) are as follows:

	At January 1, 2016	At December 31, 2016
Chairman BAT ordinary shares held(1)
Richard Burrows	15,000	15,000

Non-Executive Directors BAT ordinary shares held(1)

Sue Farr	—	—
Ann Godbehere(2)	3,100	3,100
Marion Helmes (from August 1, 2016)	n/a	4,500
Savio Kwan	3,040	3,148
Pedro Malan	—	—
Gerry Murphy	5,000	5,000
Dimitri Panayotopoulos	3,300	3,300
Kieran Poynter	5,000	5,000

Former Non-Executive Directors BAT ordinary shares held(1)

Karen de Segundo (to April 27, 2016)	2,000	n/a
Christine Morin-Postel (to December 6, 2016)	3,000	n/a
Richard Tubb (to April 27, 2016)	—	n/a

Notes:

(1)	BAT ordinary shares held - owned outright: these have not been pledged as security against loans.
(2)	Ann Godbehere: these BAT ordinary share interests consist of 1,550 ADRs, each of which, from February 14, 2017, represents one BAT ordinary share. Prior to that date, each ADR represented two BAT ordinary shares.
(3)	Changes from December 31, 2016 through February 22, 2017: there were no changes in the BAT ordinary share interests of the Chairman and the Non-Executive Directors.

Scheme Interests—BAT Ordinary Share Incentive Awards

The scheme interests of the Executive Directors who served during the year ended December 31, 2016 in BAT ordinary shares under the LTIP and who received LTIP awards during the year ended December 31, 2016 are as follows:

LTIP awards(1)	LTIP BAT ordinary shares balance January 1, 2016	LTIP BAT ordinary shares awarded in 2016	Award date		LTIP BAT ordinary shares vested at 8.7% on March 22, 2016	LTIP BAT ordinary shares lapsed in 2016	LTIP BAT ordinary shares exercised in 2016(2)	LTIP BAT ordinary shares balance December 31, 2016
Nicandro Durante	119,828		March 22, 2013		10,425	109,403	10,425	—
	135,052		March 28, 2014					135,052
	127,448		March 27, 2015					127,448
		140,529	May 12, 2016	[3]				140,529

Total	382,328	140,529			10,425	109,403	10,425	403,029

Ben Stevens	66,932		March 22, 2013		5,823	61,109	5,823	—
	75,230		March 28, 2014					75,230
	69,641		March 27, 2015					69,641
		71,669	May 12, 2016	(3)				71,669

Total	211,803	71,669			5,823	61,109	5,823	216,540

1. LTIP awards and interests

Award date	Performance period	Exercisable		LTIP Scheme
March 22, 2013	January 1, 2013–December 31, 2015	March 22, 2016–March 21, 2023		2007
March 28, 2014	January 1, 2014–December 31, 2016	March 28, 2017–March 27, 2024		2007
March 27, 2015	January 1, 2015–December 31, 2017	March 27, 2018–March 26, 2025		2007
May 12, 2016	January 1, 2016–December 31, 2018	May 12, 2021–May 11, 2026	(c)	2016

(a) Awards of BAT ordinary shares made under the LTIP are for nil consideration. (b) The performance conditions for the LTIP awards made in 2014 and 2015 and the awards made in 2016 under the new LTIP are detailed in the “Summary of the Future Policy Table” set out above on page [●] of this proxy statement/prospectus; there have been no other variations in the terms and conditions of the LTIP interests during 2016. (c) LTIP Extended Vesting Period: there is an additional vesting period of two years from the third anniversary of the date of grant. The LTIP award will vest only to the extent that: (1) the performance conditions or measures are satisfied at the end of the three-year performance period; (2) an additional vesting period of two years from the date of the third anniversary of the date of grant has been completed, i.e. the LTIP Extended Vesting Period. The LTIP award is therefore only exercisable once the total period of five years from the date of grant has been completed.

2. Aggregate gains on LTIP BAT ordinary shares exercised in the year

	Award	Exercised LTIP BAT ordinary shares	Exercise date	Price per BAT ordinary share (p)	Aggregate gain £
Nicandro Durante	March 22, 2013	10,425	March 22,2016	3,973.500	414,237

Ben Stevens	March 22, 2013	5,823	March 24,2016	3,995.164	232,638

3. Award May 12, 2016

	BAT ordinary shares awarded	Multiple of base salary	Price per BAT ordinary share (p)(a)	Face value of award £m	Percentage of award vesting at threshold performance
Nicandro Durante	140,529	500%	4,234.00	5,950	15%
Ben Stevens	71,669	350%	4,234.00	3,034	15%

(a) the price per BAT ordinary share is calculated by reference to the closing mid-market price of BAT’s ordinary shares, being an average over the three dealing days preceding the date of grant of the award.

Scheme interests—BAT Ordinary Share Options

The scheme interests of the Executive Directors who served during the year ended December 31, 2016 in BAT ordinary shares under the Sharesave Scheme are as follows:

Sharesave options(1)	At January 1, 2016 Number of BAT ordinary shares	Grant date	Grant price pence	Granted in 2016	Exercised in 2016	Lapsed in 2016	At December 31, 2016 Number of BAT ordinary shares	Date from which exercisable	Latest expiry date
Nicandro Durante	591	March 28, 2012	2,536.0	—	—	—	591	May 2017	October 2017

	543	August 26, 2014	2,787.0	—	—	—	543	October 2019	March 2020

Total	1,134						1,134

Ben Stevens	543	August 26, 2014	2,787.0	—	—	—	543	October 2019	March 2020

	495	March 23, 2015	3,026.0	—	—	—	495	May 2020	October 2020

Total	1,038						1,038

Note:

(1)	Sharesave: (a) there were no variations in the terms and conditions of these interests in BAT ordinary share options during the year; (b) no Sharesave options were exercised by the Executive Directors in the year—the total aggregate gains on the exercise of BAT ordinary share options was £nil (2015: £22,235); (c) options granted under the Sharesave Scheme are exercisable in conjunction with a three-year or five-year savings contract up to a monthly limit of £500; (d) options are normally granted at a discount of 20% to the market price at the time of invitation, as permitted by the rules of the Sharesave Scheme (2012: 3,170.0p; 2014: 3,483.0p; and 2015: 3,782.0p).

Shareholder Dilution—Options and Awards Outstanding

Satisfaction of BAT ordinary share plan awards in accordance with The Investment Association’s Principles of Remuneration	New BAT ordinary shares issued by BAT during the year ended December 31, 2016
•    by the issue of new BAT ordinary shares; or

•    BAT ordinary shares issued from treasury only up
to a maximum of 10% of BAT’s issued ordinary
share capital in a rolling 10-year period;

•    within this 10% limit, BAT can only issue (as
newly issued BAT ordinary shares or from
treasury) 5% of its issued ordinary share capital to
satisfy awards under discretionary or executive
plans; and

• 152,784 BAT ordinary shares issued by BAT in
relation to the Sharesave Scheme;

•    a total of 825,888 Sharesave Scheme options over
BAT ordinary shares were outstanding at
December 31, 2016, representing 0.04% of BAT’s
issued ordinary share capital (excluding BAT
ordinary shares held in treasury); and

• the rules of the DSBS do not allow for the satisfaction of awards by the issue of new BAT ordinary shares.	• options outstanding under the Sharesave Scheme are exercisable until the end of October 2021 at option prices ranging from 2,536p to 3,132p.

The BATGET

BATGET
Function	• used to satisfy the vesting and exercise of awards of BAT ordinary shares under the DSBS and LTIP; and
• a committee of senior management reporting to BAT’s board of directors Share Schemes Committee monitors the number of BAT ordinary shares held in BATGET to satisfy outstanding awards.
Funding	• funded by interest-free loan facilities from BAT totalling £1 billion;
• this enables BATGET to facilitate the purchase of BAT ordinary shares to satisfy the future vesting or exercise of options and awards;
• loan to BATGET: £369.5 million at December 31, 2016 (2015: £313 million);

•    the loan is either repaid from the proceeds of the exercise of options or, in the case of BAT ordinary shares acquired by BATGET to satisfy the vesting and exercise of awards, BAT will subsequently waive the loan provided over the life of the awards; and

• if any options lapse, BAT ordinary shares may be sold by BATGET to cover the loan repayment.
BAT ordinary shares held in BATGET		January 1, 2016	December 31, 2016
	Number of BAT ordinary shares	5,365,084	5,137,602
	Market value of BAT ordinary shares	£202.0m	£237.4m
	% of issued ordinary share capital of BAT	0.26	0.25
Dividends	• BATGET currently waives dividends on the BAT ordinary shares held by it;
• final dividend 2015: £5.5 million in May 2016; and
• interim dividend 2016: £2.7 million in September 2016.
Voting rights	• the trustee does not exercise any voting rights while BAT ordinary shares are held in BATGET; and
• BAT ordinary share scheme participants may exercise the voting rights attaching to those BAT ordinary shares once the BAT ordinary shares have been transferred out of BATGET.

Notes:

(1)	BAT ordinary share-based payment arrangements: details of the material equity-settled BAT ordinary share-based and cash-settled BAT ordinary share-based arrangements are set out in note 25 of the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.
(2)	Closing mid-market price at December 30, 2016 (being the last trading day of the year) was 4,621.5p (December 31, 2015: 3,771.0p).

Other Required Disclosures

Payments to Former BAT Directors and Payments for Loss of Office

In October 2016, BAT agreed to make a one-off payment to Robert Lerwill (a former Non-Executive Director of BAT from 2005 to 2013) of £171,000. This payment was made in respect of Robert Lerwill’s service as the BAT Group’s nominee director of ITC Limited (an associate undertaking of the BAT Group) which position he had vacated for personal reasons in June 2016. BAT did not make: (1) any other payments of money or other assets to former BAT directors; or (2) any payments to BAT directors for loss of office during the year ended December 31, 2016.

Voting on the Remuneration Report at the 2016 Annual General Meeting of BAT and Engagement with Shareholders

At the annual general meeting of BAT on April 27, 2016, the shareholders considered and voted on the Remuneration Report as set out on the table below. No other resolutions in respect of BAT directors’ remuneration and incentives were considered at the annual general meeting of BAT.

	Approval of Directors’ Remuneration Policy(1)	Approval of Directors’ Remuneration Report(2)
	2016	2016
Percentage for	90.32	94.49
Votes for (including discretionary)	1,191,242,495	1,254,887,608
Percentage against	9.68	5.51
Votes against	127,646,481	73,116,552

Total votes cast excluding votes withheld	1,318,888,976	1,328,004,160

Votes withheld[3]	103,597,686	94,481,732
Total votes cast excluding votes withheld	1,422,486,662	1,422,485,892

Notes:

(1)	Remuneration Policy: was approved by shareholders at the annual general meeting of BAT on April 27, 2016.
(2)	Directors’ Remuneration Report: does not include the part of the Remuneration Report containing the Remuneration Policy (see note 1 above).
(3)	Votes withheld: these are not included in the final proxy figures as they are not recognized as a vote in law.

During the latter part of 2015 and early 2016, BAT undertook a program of engagement and consultation with about 60% of its shareholders regarding proposals for changes to the existing Remuneration Policy which included the introduction of a new LTIP. These changes are described in detail in BAT’s Remuneration Report 2015 in the context of three principal discussion themes: (1) a current LTIP that did not function effectively to incentivize and reward management to drive the strategic fundamentals was not in the interests of shareholders; (2) measured over several years, BAT’s underlying performance had remained extremely strong; and (3) a need to increase the award potential for Executive Directors to ensure competitiveness in the market.

The consultation process elicited a diverse range of views and opinions which crystallized into positive support for the new Remuneration Policy (90% of votes) and the new LTIP (91% of votes) at the annual general meeting of BAT on April 27, 2016.

BAT Directors’ Remuneration in the Year Ending December 31, 2017

Proposed Implementation of Remuneration Policy in 2017

The Remuneration Policy for the Executive Directors and the Non-Executive Directors applicable in 2016 was approved by shareholders at the annual general meeting of BAT on April 27, 2016. In accordance with the UK Regulations, a Remuneration Policy will be put to shareholders again no later than the 2019 annual general meeting of BAT.

Related party transactions

The BAT Group has a number of transactions and relationships with related parties, all of which are undertaken in the normal course of business. Details of these are set out below (transactions with CTBAT are not included in these disclosures as it is a joint operation).

Transactions with Associates

Transactions and balances with associates relate mainly to the sale and purchase of cigarettes and tobacco leaf. Amounts receivable from associates in respect of dividends included in the table below were £221 million (compared to £145 million in 2015). The BAT Group’s share of dividends from associates, included in other net income in the table below, was £1,024 million (compared to £640 million in 2015).

Transactions	Year ended December 31,
	2016	2015
	(£ million)
–revenue	370	38
–purchases	(298)	(270)
–other net income	1,023	639
–Amounts receivable at December 31	270	190
–Amounts payable at December 31	(2)	(20)

Additional Information Regarding Transactions with RAI

See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Certain Relationships between BAT and RAI” beginning on page [●] of this proxy statement/prospectus.

Key Management Personnel

BAT’s key management personnel consist of the members of the BAT board of directors and the members of the BAT Group management board. No such person had any material interest during 2016, 2015 or 2014 in a contract of significance (other than a service contract) with the BAT Group. The term key management personnel in this context includes the respective members of their households.

	Year Ended December 31,
	2016	2015
	(£ million)
The total compensation for key management personnel, including directors, was:
–salaries and other short-term employee benefits	18	20
–post-employment benefits	3	4
–share-based payments	12	11

Total	33	35

Contributions to the British American Tobacco UK Pension Fund

Contributions to the British American Tobacco UK Pension Fund are secured by a charge over the BAT Group head office (Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom) up to a maximum of £150 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BAT

The following discussion and analysis of the BAT Group’s financial condition and results of operations is based on and should be read in conjunction with the BAT Group’s consolidated financial statements, beginning on page FIN-[●] of this proxy statement/prospectus. The BAT Group’s consolidated financial statements have been prepared in accordance with IFRS, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States. The consolidated financial statements as of and for the years ended December 31, 2016 and 2015 have been audited. The consolidated financial statements for the year ended December 31, 2014 are unaudited (see further discussion at “About this Proxy Statement/Prospectus—Presentation of Financial Information” beginning on page [●] of this proxy statement/prospectus).

This discussion and analysis contains certain forward-looking statements which, although based on assumptions that the BAT Group considers reasonable, are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those expressed or implied herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this proxy statement/prospectus, see particularly “Cautionary Information Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages [●] and [●], respectively of this proxy statement/prospectus.

The financial information and related discussion and analysis contained in this section are presented in pounds sterling, and many of the amounts and percentages have been rounded for convenience of presentation.

Overview

BAT is the parent holding company of the BAT Group, a global tobacco and next generation products group with brands sold in over 200 markets. According to the BAT Group’s internal estimates, the BAT Group is a market leader in more than 55 countries by volume, producing the cigarette chosen by one in eight of the world’s one billion smokers. The BAT Group, excluding the BAT Group’s associated undertakings, is organized into four regions: Asia-Pacific, Americas, Western Europe and EEMEA.

In 2016, the BAT Group sold approximately 665 billion cigarettes (excluding sales of its associates) of which approximately 630 billion cigarettes were produced by 44 factories in 42 countries. In 2016, the BAT Group’s five global drive brands—DUNHILL, KENT, LUCKY STRIKE, PALL MALL and ROTHMANS—accounted for 49% of the BAT Group’s total cigarette volume. The BAT Group’s range of products covers all segments, from value-for-money to premium with a portfolio of international, regional and local tobacco brands to meet a broad array of adult tobacco consumer preferences wherever the BAT Group operates. The BAT Group is investing in building a portfolio of innovative new types of tobacco and nicotine products alongside its traditional tobacco business. These next generation products include vapor products (such as e-cigarettes) and tobacco heating products.

The BAT Group manages a globally integrated supply chain and the BAT Group’s products are distributed to retail outlets worldwide. During 2016, the BAT Group employed around 50,000 people worldwide.

Key Factors Affecting Results of Operations

The BAT Group believes that the following factors have had and will continue to have a material effect on its results of operations and financial condition. In addition, important factors that could cause the BAT Group’s actual operations or financial conditions to differ materially from those expressed or implied below, include, but are not limited to, factors described under “Risk Factors” beginning on page [●] of this proxy statement/prospectus.

Business Combinations and Acquisitions

The BAT Group’s growth strategy is to increase volume and share of the global tobacco market through organic growth and mergers and acquisitions where it makes financial and strategic sense. During 2016 and 2015, the BAT Group’s financial condition and the comparability of results of operations between years have been affected by business combinations, particularly Souza Cruz and TDR, and may be so affected in the future by these and future business combinations.

•	In April 2016, the BAT Group announced it had acquired Ten Motives, a UK based e-cigarette business with particular strength in traditional grocery and convenience channels. The fair value of the consideration payable was £56 million, of which £6 million is contingent on post-acquisition targets being met.

•	During 2015, the BAT Group invested £1.7 billion to acquire the shares it did not already own in its Brazilian subsidiary, Souza Cruz, and de-listed the company. Following a public auction in October 2015, the BAT Group acquired sufficient shares to cancel Souza Cruz’s registration as a publicly listed company, with a total shareholding of 99.1%. The compulsory acquisition of the remaining minority shares was approved on February 5, 2016, with Souza Cruz becoming a wholly owned subsidiary at that date.

•	In November 2015, the BAT Group acquired 100% of Blue Nile Cigarette Company Limited, a tobacco manufacturing and distribution company in the Republic of Sudan. The fair value of the consideration payable was £45 million of which £8 million was contingent on achievement of certain post-acquisition targets.

•	In September 2015, the BAT Group announced that it had signed a conditional agreement to acquire 100% of the CHIC Group, a leading vapor product business in Poland. The transaction was completed on December 30, 2015. The fair value of the consideration payable was £82 million of which £30 million was contingent on achievement of certain post-acquisition targets.

•	In September 2015, the BAT Group completed the acquisition of TDR d.o.o., a cigarette manufacturer in Central Europe, and other tobacco and retail assets, referred to as TDR, from Adris Grupa d.d. for a total enterprise value of €550 million.

Industry Trends Affecting Revenue and Profit

The BAT Group’s revenue and profit have been and will continue to be affected by various industry trends including tobacco consumption rates, regulatory developments, taxation, litigation, illicit trade, macro-economic challenges and competitive dynamics. Changes in these factors could adversely restrict or otherwise affect BAT’s business. Please refer to “Business of BAT” beginning on page [●] of this proxy statement/prospectus for a fuller description of the industry, the competitive environment and the key laws and regulations to which the BAT Group’s operations are subject.

According to Euromonitor International and the BAT Group’s internal estimates, the global cigarette industry sells around 5,450 billion cigarettes each year and the retail value of the global tobacco market (including cigarettes, cigars, cigarillos, smoking tobacco, smokeless tobacco and vapor products) for 2016 is estimated at $785 billion. Since 1995, the world market for cigarettes has grown, predominantly due to growth in China, which has offset the reducing volume of cigarettes in the rest of the world, especially in developed markets, such as Western Europe. Over the coming years, the BAT Group expects volumes of cigarettes outside China to continue to decline as a lower percentage of the total adult population will choose to smoke cigarettes and individual smokers will consume fewer cigarettes; these dynamics will be partially offset by the impact of population growth.

In 2016, the four biggest international manufacturers, outside of China, India and the United States, according to the BAT Group’s internal estimates, were Philip Morris International with a market share of the global market excluding China, India and the United States of approximately 31%, the BAT Group (excluding associates) with approximately 25%, Japan Tobacco with approximately 19% and Imperial Brands with approximately 10%, based on sales by volume. Collectively, these four players held around 41% of the global market, or approximately 84% of the market outside of China, India and the United States. According to Euromonitor International, China accounts for approximately 45% of global cigarette volume and is the world’s largest cigarette market. The international tobacco companies have a very small presence in the Chinese market, where the industry is state-owned. According to Euromonitor International, India accounts for approximately 1.5% of global cigarette volume and ITC accounts for approximately 79% of India’s market share. The BAT Group has an approximate 30% interest in ITC. According to Euromonitor International, the United States accounts for approximately 5% of global cigarette volume. For 2016, the RAI Group accounted for approximately 34% of the United States’ cigarette market share, according to MSAi. The BAT Group has an approximate 42% interest in RAI. The global tobacco industry operates in a challenging environment. The BAT Group competes primarily on the basis of product quality, brand recognition brand loyalty, taste, innovation, packaging, service, marketing, advertising and retail price. The size of the global cigarette market is impacted by a number of factors, including increased regulation, litigation, rising excise rates on its products and illicit trade.

The tobacco industry is also exposed to significant product liabilities litigation, including in the United States. The BAT Group anticipates that it will continue to be exposed to new litigation. The BAT Group’s consolidated results of operations, cash flows and financial position could be materially affected in a particular reporting period by an unfavorable outcome or settlement of certain pending or future litigation. See “Business of BAT—Legal Proceedings” beginning on page [●] of this proxy statement/prospectus.

Tobacco products are subject to substantial duty, excise and other taxes in most markets in which the BAT Group operates. Increases to duty, excise and other taxes affect the size of tobacco markets. Significant and sustained increases in taxes in markets where tobacco prices are already high may lead adult tobacco consumers to switch to cheaper brands. This can lead to the growth in sales of lower margin products and decreases in sales of higher margin products. Additionally, increases in tobacco taxes can lead to adult tobacco consumers rejecting legitimate tax paid products and switching to products from illegal sources.

Trafficking of tobacco products includes the trade in counterfeit products, smuggled genuine products, including “illicit whites” (also known as “made for smuggling brands”), and locally manufactured products on which applicable taxes are evaded. Illicit trade remains a key challenge for the legitimate tobacco industry. Illicit trade is driven by many factors, including tax-driven price increases, weak criminal penalties, poor enforcement of border controls, weak laws, corruption, loosely regulated free trade zones, a less rigorous approach to intellectual property rights protection and the use of the internet as a medium of trading. Euromonitor International estimates that approximately 456 billion cigarettes per year are smuggled, manufactured illegally or counterfeited.

The BAT Group believes that quality and innovation will play an increasing role in delivering market share, as tobacco companies operate in a highly competitive marketplace. This involves cigarette innovations such as capsule products, additive-free products, tube filters and slims. Substantial investments have also been made in developing next generation products.

Foreign Exchange Movements

The BAT Group’s results are impacted by currency exposures arising from the translation of profits earned in foreign currency subsidiaries and associates and joint ventures into the BAT Group’s reporting currency, the pound sterling. Also, in order to prepare its consolidated financial information, the BAT Group translates the net assets of foreign currency subsidiaries and associates into the pound sterling. The BAT Group’s primary financial statement translation exposures are to the U.S. dollar, Canadian dollar, euro, Danish krone, Swiss franc, South African rand, Russian ruble, Brazilian real, Australian dollar, Malaysian ringgit, Singaporean dollar and Indian rupees. Additionally, the BAT Group’s exposure also arises from foreign currency denominated trading transactions undertaken by subsidiaries and forecast dividend flows from subsidiaries.

As a result of the global nature of the BAT Group’s business, the BAT Group expects to continue to be exposed to foreign currency fluctuations.

Restructuring and Integration Costs

Profit for the years 2016, 2015 and 2014 was impacted by initiatives to improve effectiveness and efficiency as a globally integrated enterprise, including the implementation of a new operating model, which includes revised organization structures, standardized processes and shared back-office services underpinned by a global single instance of SAP. These initiatives also include a review of manufacturing operations, supply chain overheads and indirect costs, organizational structure and systems and software used.

In 2016, restructuring and integration costs were £603 million, compared to £367 million in 2015 and £452 million in 2014. Restructuring and integration costs have principally related to the implementation of the new operating model and the cost of initiatives in respect of permanent headcount reductions and permanent employee benefit reductions in the BAT Group. In 2016, the costs also cover factory closure and downsizing activities in Germany, Malaysia and Brazil, certain exit costs and asset write-offs related to the change in approach to the commercialization of VOKE, an innovative nicotine inhaler product licensed as a medicine, uncertainties surrounding regulatory changes and restructurings in Japan and Australia. In 2015, the costs included those related to factory closure and downsizing activities in Australia, acquisition related costs, and restructurings in Indonesia, Canada, Switzerland and Germany. In 2014, these costs included those related to factory closure and downsizing activities in Australia, Colombia and the Democratic Republic of Congo, and restructurings in Argentina, Indonesia, Canada, Switzerland and Germany.

Discussion of Principal Income Statement Items

Revenue

Revenue principally comprises sales of cigarettes and other tobacco products to external customers. Revenue is net of duty, excise and other taxes and is after deducting rebates, returns and other similar discounts. Revenue is recognized when the significant risks and rewards of ownership are transferred to a third party.

Raw Materials and Consumables Used

Raw materials and consumables used include, among other things, tobacco leaf, paper, filters and other packaging materials, and the freight costs of transporting these materials. These costs represented 25.6%, 24.5% and 22.1% of revenue in 2016, 2015 and 2014, respectively.

Employee Benefit Costs

Employee benefit costs include wages and salaries, social security costs, pension and other retirement benefit costs and share based payments. These costs represented 15.4%, 15.6% and 15.7% of revenue in 2016, 2015 and 2014, respectively.

Other Operating Expenses

Other operating expenses consist of other costs not separately disclosed on the BAT Group’s income statement and include such items as marketing spend and other costs of secondary supply chains. These costs represented 24.8%, 25.0% and 27.6% of revenue in 2016, 2015 and 2014, respectively.

Results of Associates and Joint Ventures

Associates principally comprise RAI and ITC. In 2016, the BAT Group’s interest in ITC decreased from 30.1% in 2015 to 29.9% in 2016 as a result of ITC issuing ordinary shares under its employee share option scheme. In 2016, the BAT Group’s interest in RAI remained at 42.18%. The BAT Group’s ownership interest in RAI and ITC means the BAT Group may be affected by their businesses and respective financial performances, as they are subject to tobacco-related industry and business risks similar to those the BAT Group faces.

Key Non-IFRS Measures

Adjusted Profit from Operations

To supplement the BAT Group’s results from operations presented in accordance with IFRS, the BAT Group management board, as the chief operating decision maker, reviews current and prior year adjusted profit from operations to evaluate the performance of the group and its geographic segments and to allocate resources to the overall business. Adjusted profit from operations is not a measure defined by IFRS. The BAT Group’s most directly comparable IFRS measure to adjusted profit from operations is profit for the year. Adjusted profit from operations is defined as profit for the year before taxation on ordinary activities, share of post-tax results of associates and joint ventures and net finance costs/income, as well as adjusting items in profit from operations. Adjusting items, as identified in accordance with the BAT Group’s accounting policies, represent certain items of income and expense which the BAT Group considers distinctive based on their size, nature or incidence. In identifying and quantifying adjusting items, the BAT Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting and provides details of items that are specifically excluded from being classified as adjusting items. Adjusting items in profit from operations include restructuring and integration costs, amortization of trademarks and similar intangibles, a gain on deemed partial disposal of a trademark, and a payment and release of a provision relating to non-tobacco litigation. The definition of adjusting items is explained within note 1 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.

The BAT Group management board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them understand the underlying business performance. Adjusted profit from operations has limitations as an analytical tool. It is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered as an alternative to profit for the year or profit from operations as determined in accordance with IFRS. Adjusted profit from operations is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, the BAT Group’s results of operations as determined in accordance with IFRS. See “Selected Historical Consolidated Financial Data of BAT” beginning on page [●] of this proxy statement/prospectus for additional information about adjusted profit from operations, as well as a reconciliation to profit for the year.

Results on a Constant Translational Currency Basis

As discussed above, movements in foreign exchange rates have impacted the BAT Group’s profit from operations. The BAT Group management reviews certain of its results, including revenue and adjusted profit from operations, at constant rates of exchange. The BAT Group calculates these financial measures at constant rates of exchange based on a retranslation, at prior year exchange rates, of the current year results of the BAT Group and its segments. The BAT Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the BAT Group does not believe that these measures are a substitute for IFRS measures, the BAT Group does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis. Accordingly, the constant rates of exchange financial measures appearing in the following discussion of the BAT Group results of operations should be read in conjunction with the information provided in note 2 Segmental Analysis to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.

In 2016, 2015 and 2014, results were affected by translational exchange rate movements. In 2016, at the prevailing exchange rates, revenue increased by 12.6%, profit from operations increased by 2.2% and adjusted profit from operations increased by 9.8% versus 2015. At constant rates of exchange, revenue would have increased by 6.9%, profit from operations would have decreased by 2.9% and adjusted profit from operations would have increased by 4.1%. This higher growth rate at prevailing exchange rates reflects the translational benefit as a result of the relative weakness of the pound sterling. In 2015, at the prevailing exchange rate, revenue decreased by 6.2%, profit from operations increased by 0.2% and adjusted profit from operations decreased by 7.6% versus 2014. At constant rates of exchange, revenue in 2015 would have increased by 5.4%, profit from operations would have increased by 13.6% and adjusted profit from operations would have increased by 4.0%. The lower growth rate at prevailing exchange rates reflects the devaluation of currencies, including in Russia, Nigeria, Ukraine, Venezuela and the eurozone.

Free Cash Flow

The BAT Group uses free cash flow to illustrate the cash flows before transactions relating to borrowings. Free cash flow is not a measure defined by IFRS. BAT defines free cash flow as net cash generated from operating activities adjusted for dividends paid to non-controlling interests, net interest paid, net capital expenditure (offset by sales of assets in the period) and proceeds from associates’ share buy-backs. The most directly comparable IFRS measure to free cash flow is net cash generated from operating activities. The BAT Group management board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them understand the underlying business performance and can provide insight into the cash flow available to, among other things, reduce debt and pay dividends. Free cash flow has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to net cash generated from operating activities determined in accordance with IFRS. Free cash flow is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the BAT Group’s results of operations or cash flows as determined in accordance with IFRS. See “Selected Historical Consolidated Financial Data of BAT” beginning on page [●] of this proxy statement/prospectus for additional information about free cash flow, as well as a reconciliation to net cash generated from operating activities.

Net Debt

The BAT Group uses net debt to assess its financial capacity. Net debt is not a measure defined by IFRS. The most directly comparable IFRS measure to net debt is total borrowings. The BAT Group defines net debt as total borrowings, including related derivatives, less cash and cash equivalents and current available-for-sale investments. The BAT Group management board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the BAT Group’s measures of financial position or liquidity as determined in accordance with IFRS. See “Selected Historical Consolidated Financial Data of BAT” beginning on page [●] of this proxy statement/prospectus for additional information about net debt, as well as a reconciliation to total borrowings.

Consolidated Results of Operations for the BAT Group

The discussion of the BAT Group’s consolidated results from operations is based on its historical results. Except as set out below, the financial data discussed in this section for 2016, 2015 and 2014 have been prepared in accordance with IFRS. The discussion should be read in conjunction with “Selected Historical Consolidated Financial Data of BAT,” “About this Proxy Statement/Prospectus—Presentation of Financial Information” and “Business of BAT,” beginning on pages [●], [●] and [●] of this proxy statement/prospectus, respectively.

	Year ended December 31,[1]
	2016	2015	2014
	(£ millions)
Revenue[2]	14,751	13,104	13,971
Raw materials and consumables used	(3,777)	(3,217)	(3,088)
Changes in inventories of finished goods and work in progress	44	184	58
Employee benefit costs	(2,274)	(2,039)	(2,194)
Depreciation, amortization and impairment costs	(607)	(428)	(523)
Other operating income	176	225	178
Other operating expenses	(3,658)	(3,272)	(3,856)

Profit from operations	4,655	4,557	4,546
Net finance (costs)/income	(637)	62	(417)
Share of post-tax results of associates and joint ventures	2,227	1,236	719
Profit before taxation	6,245	5,855	4,848
Taxation on ordinary activities	(1,406)	(1,333)	(1,455)

Profit for the year	4,839	4,522	3,393

Adjusting items in profit from operations	825	435	857
Adjusted profit from operations[3]	5,480	4,992	5,403

Note:

(1)	The above historical financial data has been extracted from the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus. The historical financial data for 2014 is unaudited. See further discussion at “About this Proxy Statement/Prospectus—Presentation of Financial Information” beginning on page [●] of this proxy statement/prospectus.
(2)	Revenue is net of duty, excise and other taxes of £32,136 million, £27,896 million and £28,535 million in the years 2016, 2015 and 2014, respectively.
(3)	Adjusted profit from operations is a non-IFRS measure. See “Selected Historical Consolidated Financial Data of BAT” beginning on page [●] of this proxy statement/prospectus for additional information about adjusted profit from operations, as well as a reconciliation to profit for the year.

Volume by Brand and Other Measures

In addition to revenue and the other measures discussed in this proxy statement/prospectus, BAT Group management focuses on volume as a key measure to evaluate performance. Volume is an unaudited operating measure and is calculated as the total global cigarette volume of the BAT Group’s brands sold by its subsidiaries. The BAT Group believes that volume is a measure commonly used by analysts and investors in the industry. Accordingly, this information has been disclosed to permit a more complete analysis of the BAT Group’s operating performance.

	2016	2015	2014
	(billions1)
DUNHILL	57	59	55
KENT	66	66	64
LUCKY STRIKE	36	32	31
PALL MALL	92	92	92
ROTHMANS	73	52	36

Total global drive brands	324	301	278
Total other	341	362	389

Total volume	665	663	667
Organic volume[2]	658	661	667

Note:

(1)	Data relating to volume for 2016, 2015 and 2014 is unaudited and has been extracted from the BAT Group’s marketing records.
(2)	Organic volume excludes contributions from TDR in 2016 and 2015 and Blue Nile in 2016.

The BAT Group also uses market share to evaluate its performance. The BAT Group evaluates changes in its retail market share, or market share, in its key markets for tobacco products, based on the latest available data from a number of internal and external sources. Key markets consist of approximately 40 territories across all geographical segments, and represent approximately 80% of the BAT Group’s global volume. Growth in these markets is largely driven by the global drive brands. The BAT Group also highlights drivers for change in specific markets (e.g., volume or market share). For next generation products, the BAT Group monitors its performance in select countries (e.g., UK, Germany, Italy) based upon category retail market share, based on the latest available data from a number of internal and external sources. In addition, the BAT Group’s performance is affected by global pricing, which is impacted by discounts, terms of credit with customers, excise taxes and other competitive, market-driven and regulatory factors. In certain markets, the BAT Group has experienced increases or decreases in average prices resulting from changes in product mix, also referred to as price mix. The BAT Group believes that pricing and market share are measures commonly used by analysts and investors in the industry.

2016 Compared with 2015

Revenue

Revenue increased by £1,647 million, or 12.6%, from £13,104 million for 2015 to £14,751 million for 2016, driven by improved pricing, with price mix increasing to over 6%, and reflecting the positive currency effects resulting from the relative weakness of the pound sterling. At constant rates of exchange revenue would have increased by 6.9% to £14,008 million. Over the same period, duty, excise and other taxes paid increased by £4,240 million, or 15.2%, from £27,896 million for 2015 to £32,136 million for 2016.

In 2016, overall volume increased by 2 billion, or 0.2%, from 663 billion for 2015 to 665 billion for 2016, with the industry estimated to be down by 3.0%. Market share in the BAT Group’s key markets increased by over 50 basis points, or bps. Global drive brands volume increased by 7.5% in 2016, driven by increased sales of ROTHMANS and LUCKY STRIKE. This increase was partially offset by a volume decrease for brands other than the global drive brands of 5.8%.

In 2016, volume of DUNHILL declined by 3.3%, with market share flat, driven mainly by industry declines in Malaysia and Brazil, more than offsetting growth in South Korea and continued growth in Indonesia. KENT’s 2016 volume increased by 1.0%, due to growth in Chile, Turkey, Japan and Russia. KENT’s market share was up 10 bps. LUCKY STRIKE, the BAT Group’s original American brand, saw an increase of 13.5% to 36 billion in 2016, with growth in Indonesia, Colombia, Egypt, France, Croatia and Italy, more than offsetting lower volume in Argentina and Russia. LUCKY STRIKE market share grew 10 bps. In 2016, PALL MALL volume increased by 0.1% and is the BAT Group’s leading brand in terms of volume, as growth in Venezuela, Poland, Iran, Mexico and Romania more than offset reductions in Pakistan and the migration to ROTHMANS in Italy. PALL MALL market share was up 10 bps. In 2016, ROTHMANS volume was up by 36.9% or 21 billion, driven by growth in Russia, Ukraine, Italy, Nigeria, Turkey and South Korea. ROTHMANS market share was up 70 bps.

Raw Materials and Consumables Used

Raw materials and consumables used increased by £560 million, or 17.4%, from £3,217 million in 2015 to £3,777 million in 2016, impacted by the increase in volume and changes in foreign exchange. Raw materials and consumables used as a percentage of revenue increased to 25.6% in 2016 from 24.5% in 2015.

Employee Benefit Costs

Employee benefit costs increased by £235 million, or 11.5%, from £2,039 million in 2015 to £2,274 million in 2016. The increase is principally the result of translational foreign exchange movements and adjusting items associated with various reorganization activities undertaken within the BAT Group during 2016. As a percentage of revenue, these costs represented 15.4% in 2016 and 15.6% in 2015.

Depreciation, Amortization and Impairment Costs

Depreciation, amortization and impairment costs increased by £179 million, or 41.8%, primarily due to trademarks and similar intangibles, where amortization and impairment increased by £84 million, from £65 million in 2015 to £149 million in 2016, including the impact of a £33 million impairment. Acquisitions including Ten Motives, CHIC, TDR, Bentoel, Tekel and ST resulted in the capitalization of trademarks and similar intangibles which are amortized over their expected useful lives, which do not exceed 20 years. The amortization and impairment charge for trademarks and similar intangibles of £149 million (2015: £65 million) is included in depreciation, amortization and impairment costs in profit from operations. The increase was also driven by depreciation and impairment of property, plant and equipment, which increased by £103 million, from £274 million in 2015 to £377 million in 2016, impacted by the depreciation of acquired property, plant and equipment. The increase in depreciation, amortization and impairment is partially offset by a decrease of £8 million in amortization and impairment of other intangibles.

Other Operating Expenses

Other operating expenses increased by £386 million, or 11.8%, from £3,272 million for 2015 to £3,658 million for 2016 due to increases in certain overhead costs and the impact of foreign exchange. As a percentage of revenue, these costs represented 24.8% in 2016 and 25.0% in 2015.

Profit from Operations

As a result of the above, profit from operations increased by £98 million, or 2.2%, from £4,557 million for 2015 to £4,655 million for 2016.

Net Finance Costs/Income

Net finance costs increased by £699 million, from net finance income of £62 million for 2015 to net finance costs of £637 million for 2016. This movement was impacted by an increase in finance costs related to fair value changes on derivative financial instruments and hedged items of £213 million. In addition, net finance costs were impacted by adjusting items, including a deemed gain related to the investment in RAI of £601 million in 2015 that did not recur in 2016. For more information on adjusting items in net finance costs/income, see note 4(b) to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.

Results of Associates and Joint Ventures

Associates are principally comprised of RAI and ITC. The BAT Group’s share of the post-tax results of associates and joint ventures, included at the pre-tax profit level under IFRS, was £2,227 million in 2016, compared to £1,236 million in 2015. This increase of £991 million, or 80.3%, was principally driven by an improvement in the results of RAI, whose profit on ordinary activities before taxation increased by £2,861 million, and an adjusting item resulting from RAI’s gain on the sale of the international rights to NATURAL AMERICAN SPIRIT in 2016, of which BAT’s share was £941 million (net of tax), compared to 2015, when BAT’s share of RAI’s gain on divestiture was £371 million (net of tax). For more information on adjusting items in the results of associates and joint ventures, see note 5(a) to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.

Taxation on Ordinary Activities

Taxation on ordinary activities was £1,406 million in 2016, compared to £1,333 million in 2015. The BAT Group’s effective tax rate was 22.5% in 2016, compared to 22.8% in 2015, both of which were affected by the inclusion of the share of associates’ post-tax profit in the BAT Group’s pre-tax results and by adjusting items, notably the deemed gain related to the investment in RAI of £601 million in 2015, discussed above. Excluding these, the underlying tax rate for subsidiaries was 29.8% and 30.5% in 2016 and 2015, respectively. The BAT Group’s share of post-tax results of associates and joint ventures was £2,227 million in 2016 and £1,236 million in 2015. Adjusting items in taxation were £61 million and £22 million in 2016 and 2015, respectively, resulting from additional deferred tax charge on potential distributions of undistributed earnings from the BAT Group’s share of the gain on divestitures of intangibles and other assets by RAI. For more information on adjusting items in taxation, see note 6(d) to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.

Profit for the Year

As a result of the above, profit for the year increased by £317 million, or 7.0% from £4,522 million for 2015 to £4,839 million for 2016.

Adjusting Items in Profit from Operations

In 2016, adjusting items in profit from operations increased by £390 million from £435 million in 2015 to £825 million in 2016, or 89.7%. This increase was driven primarily by a £236 million increase in restructuring and integration costs. In addition to costs related to implementation of a new operating model and the cost of initiatives in respect of permanent headcount reductions and permanent employee benefit reductions in both 2016 and 2015, restructuring and integration costs in 2016 included factory closure and downsizing activities in Germany, Malaysia and Brazil, certain exit costs and asset write-offs related to the change in approach to the commercialization of VOKE (as announced on January 5, 2017), uncertainties surrounding regulatory changes and restructurings in Japan and Australia. In 2015, restructuring and integration costs also included factory closure and downsizing activities in Australia, certain costs related to the acquisitions undertaken (including TDR in Croatia) and restructurings in Indonesia, Canada, Switzerland and Germany.

In addition to this increase in restructuring and integration costs, adjusting items in profit from operations were impacted by an £84 million increase in amortization and impairment of trademarks and similar intangibles. Acquisitions including Ten Motives, CHIC, TDR, Bentoel, Tekel and ST resulted in the capitalization of trademarks and similar intangibles which are amortized over their expected useful lives, which do not exceed 20 years. The amortization and impairment charge of £149 million (2015: £65 million) is included in depreciation, amortization and impairment costs in profit from operations.

2015 Compared with 2014

Revenue

Revenue decreased by £867 million, or 6.2%, from £13,971 million for 2014 to £13,104 million for 2015. The BAT Group’s results were impacted by the adverse movement of a number of key currencies and this is reflected in an adverse translational exchange rate movement. Revenue would have been up 5.4% at £14,720 million at constant rates of exchange, driven by a price mix increase to 5.9%. Over the same period, the amount of duty, excise and other taxes paid decreased by £639 million, or 2.2%, from £28,535 million for 2014 to £27,896 million for 2015.

In 2015, overall volume declined by 4 billion, or 0.5%, from 667 billion for 2014 to 663 billion for 2015, with the industry estimated to have declined by 3%, based on the BAT Group’s internal estimates. Market share in the BAT Group’s key markets increased by over 40 bps. Global drive brands volume grew by 8.5% in 2016 to 301 billion. The BAT Group’s other brands experienced a decrease in volume of 6.9%.

In 2015, DUNHILL volume increased by 6.0% to 59 billion, with market share higher by 30 bps, driven mainly by increased volume in Indonesia, Brazil and South Africa, offsetting lower volume in South Korea, Malaysia and Russia. KENT’s volume in 2015 was 66 billion, up by 3.3% as volume growth in Iran, Turkey, Japan and Chile was partially offset by lower volume in Russia and Ukraine. KENT’s market share was flat in 2015. In 2015, volume for LUCKY STRIKE grew by 3.7%, up to 32 billion, with increases in Belgium, France and Chile more than offsetting decreases in Russia and Argentina. LUCKY STRIKE market share grew 10 bps in 2015. In 2015, volume for PALL MALL increased by 0.4% at 92 billion, as growth in Pakistan, Venezuela, Poland and Mexico was partly offset by the effect of the brand migration to ROTHMANS in Italy. PALL MALL market share was up 10 bps. In 2015, ROTHMANS had growth of 46.5%, with volume of 52 billion, led by increases in Russia, Ukraine, Turkey, Italy, Kazakhstan, Australia, Algeria and the United Kingdom. ROTHMANS market share was up 70 bps during 2015.

Raw Materials and Consumables Used

Raw materials and consumables used increased by £129 million, or 4.2%, from £3,088 million for 2014 to £3,217 million for 2015, impacted by increasing costs and foreign exchange movements. Raw materials and consumables used as a percentage of revenue increased from 22.1% for 2014 to 24.5% for 2015.

Employee Benefit Costs

Employee benefit costs decreased by £155 million, or 7.1%, from £2,194 million for 2014 to £2,039 million for 2015. This decrease was the result of the impact of exchange rate movements, local remuneration agreements, varying employment costs and a reduction in headcount across end markets and regions. Employee benefit costs as a percentage of revenue decreased slightly from 15.7% for 2014 to 15.6% for 2015.

Depreciation, Amortization and Impairment Costs

Depreciation, amortization and impairment costs decreased by £95 million, or 18.2%, from £523 million for 2014 to £428 million for 2015. This was primarily driven by a decrease in depreciation and impairment of property, plant and equipment of £122 million, from £396 million in 2014 to £274 million in 2015. This decrease was partially offset by a £27 million increase in amortization and impairment of intangible assets.

Other Operating Expenses

Other operating expenses decreased by £584 million, or 15.1%, from £3,856 million for 2014 to £3,272 million for 2015, impacted by movements in foreign exchange. Other operating costs as a percentage of revenue decreased from 27.6% for 2014 to 25.0% for 2015.

Profit from Operations

As a result of the above, profit from operations increased by £11 million, or 0.2%, from £4,546 million for 2014 to £4,557 million for 2015.

Net Finance Costs/Income

Net finance costs decreased by £479 million, or 114.9% from net finance cost of £417 million in 2014 to net finance income of £62 million in 2015. This movement was impacted by adjusting items in 2015, including a deemed gain related to the investment in RAI of £601 million, as well as £104 million of costs in relation to the funding of the acquisition of the shares not owned by the BAT Group in Souza Cruz and investment in RAI. For more information on adjusting items in net finance costs/income, see note 4(b) to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.

Results of Associates and Joint Ventures

Associates are principally comprised of RAI and ITC. The BAT Group’s share of the post-tax results of associates and joint ventures, included at the pre-tax profit level under IFRS, was £1,236 million in 2015, compared to £719 million in 2014. This increase of £517 million, or 71.9%, was principally driven by an adjusting item resulting from RAI’s gain on divestiture in 2015, of which BAT’s share was £371 million (net of tax). For more information on adjusting items in the results of associates and joint ventures, see note 5(a) to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.

Taxation on Ordinary Activities

Taxation on ordinary activities was £1,333 million in 2015, compared to £1,455 million in 2014. The BAT Group’s effective tax rates were 22.8% in 2015 and 30.0% in 2014, which were affected by the inclusion of the share of associates’ post-tax profit in the BAT Group’s pre-tax results and by adjusting items, notably the deemed gain related to the investment in RAI of £601 million in 2015 discussed above. Excluding these, the underlying tax rate for subsidiaries was 30.5% and 30.6% in 2015 and 2014, respectively. The slight decrease in 2015 is the result of a change in the mix of profits. The BAT Group’s share of post-tax results of associates and joint ventures was £1,236 million in 2015 and £719 million in 2014. Adjusting items in taxation totaled £22 million in 2015 (£nil in 2014), resulting from additional deferred tax charge on potential distributions of undistributed earnings from the BAT Group’s share of the gain on divestiture by RAI. For more information on adjusting items in taxation, see note 6(d) to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.

Profit for the Year

As a result of the above, profit for the year increased by £1,129 million, or 33.3%, from £3,393 million for 2014 to £4,522 million for 2015.

Adjusting Items in Profit from Operations

In 2015, adjusting items in profit from operations decreased by £422 million from £857 million in 2014 to £435 million in 2015, or 49.2%. This decrease was driven primarily by a £371 million decrease in Flintkote charges, due to a BAT Group subsidiary entering into a settlement agreement in connection with various legal cases related to a former non-tobacco business in Canada.

The decrease in adjusting items in profit from operations was also driven by restructuring and integration costs, which decreased by £85 million in 2015 to £367 million, down from £452 million in 2014. In addition to costs related to implementation of a new operating model and the cost of initiatives in respect of permanent headcount reductions and permanent employee benefit reductions in both 2015 and 2014, restructuring and integration costs in 2015 included factory closure and downsizing activities in Australia, certain costs related to the acquisitions undertaken (including TDR in Croatia) and restructurings in Indonesia, Canada, Switzerland and Germany. In 2014, restructuring and integration costs also included factory closure and downsizing activities in Australia, Colombia and the Democratic Republic of Congo, and restructurings in Argentina, Indonesia, Canada, Switzerland and Germany.

Results of Operations by Geographic Region

The BAT Group, excluding the BAT Group’s associate undertakings, is currently organized into four geographic regions: Asia-Pacific, Americas, Western Europe and EEMEA. The four geographic regions are the reportable segments for the BAT Group as they form the focus of the BAT Group’s internal reporting systems and are the basis used by the BAT Group management board, which functions collectively as the chief operating decision maker for assessing performance and allocating resources. The BAT Group management board reviews, among other data, segmental revenue, segmental profit from operations, segmental adjusted profit from operations, and segmental revenue and segmental adjusted profit from operations at constant rates of exchange based on a retranslation, at prior year exchange rates, of the current year results of the BAT Group. Refer to note 2 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus for further discussion of the segmental results and for the reconciliation of segmental revenue at constant rates of exchange to segmental revenue, and of adjusted profit from operations at current and constant rates of exchange to segmental profit from operations and to group profit for the year.

The following tables set forth a breakdown of the volume, revenue, profit from operations, adjusted profit from operations and movements at constant rates of exchange by geographic region for 2016, 2015 and 2014.

	Volume(1)			Revenue(2)			Increase/(decrease) in revenue at constant rates of exchange(2)(3)
	2016	2015	2014	2016	2015	2014	2016	2015
	(billions)			(£ millions)			(£ millions)
Asia-Pacific	196	198	197	4,266	3,773	3,873	(3)	1
Americas	113	124	131	2,868	2,720	2,990	294	350
Western Europe	120	112	112	3,867	3,203	3,359	268	117
EEMEA	236	229	227	3,750	3,408	3,749	345	281
Total	665	663	667	14,751	13,104	13,971	904	749

Notes:

(1)	Data relating to volume by region for 2016, 2015 and 2014 is unaudited and has been extracted from the BAT Group’s marketing records.
(2)	The above historical segmental financial data has been extracted from note 2, Segmental Analyses, to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus. The historical financial data for 2014 is unaudited. See further discussion at “About this Proxy Statement/Prospectus—Presentation of Financial Information” beginning on page [●] of this proxy statement/prospectus.
(3)	Revenue at constant rates of exchange is a non-IFRS measure. Revenue at constant rates of exchange for 2016 is based on a retranslation at 2015 exchange rates of the 2016 results of BAT. Revenue at constant rates of exchange for 2015 is based on a retranslation at 2014 exchange rates of the 2015 results of BAT.

	Profit from operations(1)			Adjusted profit from operations(1)(2)			Increase/(decrease) in adjusted profit from operations at constant rates of exchange(1)(2)(3)
	2016	2015	2014	2016	2015	2014	2016	2015
	(£ millions)			(£ millions)			(£ millions)
Asia-Pacific	1,432	1,361	1,360	1,630	1,469	1,548	19	(2)
Americas	1,017	1,082	1,197	1,172	1,169	1,286	33	140
Western Europe	1,044	990	1,018	1,389	1,146	1,189	90	60
EEMEA	1,182	1,127	1,318	1,289	1,208	1,380	63	19
Total	4,675	4,560	4,893	5,480	4,992	5,403	205	217

Notes:

(1)	The above historical segmental financial data has been extracted from note 2 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus. The historical financial data for 2014 is unaudited. See further discussion at “About this Proxy Statement/Prospectus—Presentation of Financial Information” beginning on page [●] of this proxy statement/prospectus.
(2)	Adjusted profit from operations is a non-IFRS measure. See “Selected Historical Consolidated Financial Data of BAT” beginning on page [●] of this proxy statement/prospectus for additional information about adjusted profit from operations, as well as a reconciliation to profit for the year.
(3)	Adjusted profit from operations at constant rates of exchange is a non-IFRS measure. Adjusted profit from operations at constant rates of exchange for 2016 is based on a retranslation at 2015 exchange rates of the 2016 results of the BAT Group. Adjusted profit from operations at constant rates of exchange for 2015 is based on a retranslation at 2014 exchange rates of the 2015 results of the BAT Group.

2016 Compared with 2015

Asia-Pacific

In Asia-Pacific, profit from operations increased by £71 million to £1,432 million in 2016. In addition to the impact of adjusting items and foreign exchange movements, profit from operations was impacted by improved underlying business performances in Pakistan, Bangladesh, Sri Lanka, Vietnam and South Korea, which were partially offset by declining underlying business performance in Malaysia following a change in excise and the adverse impact of foreign exchange on raw materials and consumables used in a number of markets including Japan and New Zealand. Adjusted profit from operations increased by £161 million to £1,630 million in 2016, which excludes the impact of adjusting items in profit from operations of £198 million (2015: £108 million), resulting from South Korea sales tax, restructurings in Japan and Australia, downsizing in Malaysia and amortization of trademarks and similar intangibles. At constant rates of exchange, adjusted profit from operations in 2016 would have increased by £19 million, or 1.3%, to £1,488 million, up from adjusted profit from operations of £1,469 million in 2015. Volume at 196 billion was down by 0.9% from 2015, as volume increases in Bangladesh, Vietnam, South Korea and Indonesia were offset by volume declines in Pakistan and Malaysia.

Results in Asia-Pacific were impacted by the following developments:

•	Australia—market share returned to growth, driven by ROTHMANS. Pricing in the second half of the year was offset by lower volume due to the market contraction and down-trading, leading to a reduction in adjusted profit from operations at constant rates of exchange.

•	Malaysia—volume and adjusted profit from operations at constant rates of exchange were down as tax-driven price increases led to a reduction in the total market and higher illicit trade. Market share fell despite growth in PETER STUYVESANT as DUNHILL was impacted by down-trading.

•	Japan—market share of combustibles grew, driven by KENT. Lower volume and adverse foreign exchange movements affecting raw materials and consumables used led to a reduction in adjusted profit from operations at constant rates of exchange.

•	New Zealand—pricing, an increase in market share and stable volume were more than offset by the adverse impact of foreign exchange on raw materials and consumables used, with adjusted profit from operations at constant rates of exchange marginally lower.

•	Bangladesh—volume, market share and adjusted profit from operations at constant rates of exchange continued to increase.

•	Pakistan—adjusted profit from operations at constant rates of exchange increased as a result of pricing and cost savings. Market share grew, driven by PALL MALL. Market contraction led to lower volume as illicit trade increased significantly following excise-led price increases.

•	Vietnam—higher adjusted profit from operations at constant rates of exchange was driven by an increase in volume, pricing and favorable product mix. Market share was stable as STATE EXPRESS 555 continued to perform well in the premium segment.

•	South Korea—adjusted profit from operations at constant rates of exchange was up, driven by higher volume, including in DUNHILL, and productivity initiatives. Market share fell despite growth in ROTHMANS.

•	Indonesia—volume and market share grew, driven by DUNHILL and LUCKY STRIKE, with the favorable product mix and pricing leading to an improvement in adjusted profit from operations at constant rates of exchange.

•	Philippines—market share was marginally higher, driven by PALL MALL. Pricing and productivity initiatives more than offset a decline in volume, leading to an improvement in adjusted profit from operations at constant rates of exchange.

Americas

In the Americas, profit from operations decreased by £65 million to £1,017 million in 2016. In addition to the impact of adjusting items and foreign exchange movements, particularly the devaluation of the bolivar in Venezuela, profit from operations was impacted by improved underlying business performances in Canada, Chile and Peru, which was more than offset by declining underlying business performance in Brazil. Adjusted profit from operations was marginally ahead of the prior year at £1,172 million, which excludes the impact of adjusting items in profit from operations of £155 million (2015: £87 million), including the downsizing in Brazil and the amortization and impairment of trademarks and similar intangibles. At constant rates, adjusted profit from operations would have increased by £33 million, or 2.8%, to £1,202 million in 2016, up from adjusted profit from operations of £1,169 million in 2015. Volume in 2016 in the Americas was down by 8.8% at 113 billion, as higher volume in Mexico and Colombia was more than offset by declines in Brazil and Venezuela.

Results in the Americas were impacted by the following developments:

•	Brazil—LUCKY STRIKE grew market share, with DUNHILL growing within the premium segment, although total market share declined. Lower consumer disposable income, higher VAT and excise-led price increases drove market contraction and higher illicit trade, adversely impacting volume and adjusted profit from operations at constant rates of exchange.

•	Canada—growth in adjusted profit from operations at constant rates of exchange was driven by pricing and cost reductions, which offset lower volume. Market share fell, despite growth in PALL MALL.

•	Chile—pricing and an improvement in mix led to higher adjusted profit from operations at constant rates of exchange. Total volume fell but market share was up, driven by KENT following the successful migration from BELMONT.

•	Venezuela—pricing, to offset currency devaluation and inflation, led to higher adjusted profit from operations at constant rates of exchange. PALL MALL volume grew although, due to the reduction in consumer disposable income, total volume fell.

•	Mexico—volume was up, driven by the continued growth in PALL MALL. A delay in pricing increases in line with costs led to stable adjusted profit from operations at constant rates of exchange.

•	Colombia—higher volume, an improvement in market share and pricing were more than offset by the adverse impact of foreign exchange on raw materials and consumables used, with adjusted profit from operations at constant rates of exchange down.

•	Argentina—excise-led price increases drove a decrease in the total market and a decline in volume. Market share was marginally lower despite ROTHMANS growth following launch in 2016.

Western Europe

In Western Europe, profit from operations increased by £54 million to £1,044 million in 2016. In addition to the impact of adjusting items and foreign exchange movements, particularly the relative weakness in the pound sterling against the euro, profit from operations was impacted by improved underlying business performances in several markets including Germany, Romania, Italy and France. Adjusted profit from operations increased by £243 million to £1,389 million, which excludes adjusting items in profit from operations of £345 million (2015: £156 million), including costs of factory closure and downsizing in Germany and amortization of trademarks and similar intangibles in 2016. At constant rates of exchange, adjusted profit from operations would have increased by £90 million, or 7.8%, to £1,236 million in 2016, compared to adjusted profit from operations of £1,146 million in 2015, reflecting the strength of the euro in 2016. Volume was up by 6.7% to 120 billion in 2016, with growth in Poland and Romania more than offsetting lower volume in the United Kingdom, Denmark and Germany.

Results in Western Europe were impacted by the following developments:

•	Germany—adjusted profit from operations at constant rates of exchange grew primarily resulting from pricing, with volume marginally lower. Market share was flat as growth by LUCKY STRIKE was offset by declines in the local brands. Fine Cut volume and market share fell due to increased price competition. VYPE was launched nationally, growing to 7% category retail market share.

•	Switzerland—price discounting by competitors at retail led to lower volume, a fall in market share and a decline in adjusted profit from operations at constant rates of exchange.

•	France—adjusted profit from operations at constant rates of exchange and volume were marginally higher. Market share was up, driven by the continued growth in LUCKY STRIKE.

•	Romania—adjusted profit from operations at constant rates of exchange increased, driven by pricing and higher volume. PALL MALL and DUNHILL increased market share, more than offsetting a decline in KENT.

•	Italy—higher volume and pricing drove an increase in adjusted profit from operations at constant rates of exchange. Growth in ROTHMANS market share was more than offset by declines in the rest of the local portfolio with total market share down. VYPE distribution was expanded. PEBBLE was launched and the first flagship store was opened.

•	Denmark—volume, market share and adjusted profit from operations at constant rates of exchange were down due to down-trading leading to the growth of the low-priced segment.

•	Netherlands—adjusted profit from operations at constant rates of exchange grew, driven by a lower cost base. Market share growth in PALL MALL and LUCKY STRIKE was more than offset by a decline in KENT and local brands, reducing total market share.

•	Belgium—adjusted profit from operations at constant rates of exchange fell, driven by lower volume. Market share fell as the decline in KENT more than offset the continued growth in LUCKY STRIKE.

•

United Kingdom—a challenging pricing environment led to a decline in market share, with adjusted profit from operations at constant rates of exchange stable as cost reductions offset lower volume. Total retail market share of the next generation products business grew to nearly 40% driven by the continued growth of VYPE and the acquisition of Ten Motives.

•	Spain—adjusted profit from operations at constant rates of exchange was marginally higher, driven by cost savings. Volume and market share were stable.

•	Poland—market share grew with volume higher due to the success of PALL MALL. Adjusted profit from operations at constant rates of exchange improved driven by the improved volume and pricing.

•	Croatia/Balkans—the integration of TDR is now substantially complete, with the migration to the global drive brands portfolio on track, driving an increase in total market share.

EEMEA

In EEMEA, profit from operations increased by £55 million to £1,182 million in 2016. In addition to the impact of adjusting items and foreign exchange movements, particularly currency devaluation in Russia, Nigeria and Ukraine, profit from operations for the year was positively impacted by pricing across the region and improved underlying business performance in several markets. Adjusted profit from operations increased by £81 million to £1,289 million, which excludes the impact of adjusting items in profit from operations of £107 million (2015: £81 million), including amortization of trademark and similar intangibles and restructuring costs in South Africa. At constant rates of exchange, adjusted profit from operations would have increased by £63 million, or 5.3%, to £1,271 million in 2016, up from adjusted profit from operations of £1,208 million in 2015. EEMEA volume at 236 billion in 2016 was 3.0% higher than 2015, as growth in a number of markets including Ukraine, Russia, Turkey and Algeria were partially offset by lower volume in South Africa and the Gulf Cooperation Council.

Results in EEMEA were impacted by the following developments:

•	Russia—adjusted profit from operations at constant rates of exchange increased, driven by pricing and an increase in volume more than offsetting the continuing adverse impact of foreign exchange on raw materials and consumables used. Market share continued to grow, driven by improved market share by ROTHMANS with KENT premium segment share increasing.

•	South Africa—volume fell, driven by down-trading to the low-priced segment and higher illicit trade. DUNHILL, PALL MALL and BENSON & HEDGES all grew market share although total market share fell. Adjusted profit from operations at constant rates of exchange was down due to lower volume and the adverse transactional impact of foreign exchange on raw materials and consumables used, partially offset by pricing.

•	Gulf Cooperation Council—adjusted profit from operations at constant rates of exchange was flat as pricing and cost savings were offset by lower volume. Market share fell as DUNHILL was impacted by down-trading following tax driven price increases.

•	Nigeria—volume growth and pricing were offset by the adverse impact of foreign exchange on raw materials and consumables used, with adjusted profit from operations at constant rates of exchange in line with prior year.

•	Iran—volume and adjusted profit from operations at constant rates of exchange were lower due to the retrospective application of an increase in excise.

•	Ukraine—volume and market share growth was driven by ROTHMANS. Geopolitical instability continued to impact the financial performance, with a significant deterioration in currency and intense price competition leading to a decline in adjusted profit from operations at constant rates of exchange.

•	Turkey—adjusted profit from operations at constant rates of exchange was up, driven by pricing and higher volume. Market share grew, driven by KENT and ROTHMANS.

•	Egypt—an improvement in adjusted profit from operations at constant rates of exchange was driven by higher volume, pricing and an enhanced mix.

•	Kazakhstan—ROTHMANS drove an increase in volume and market share. Adjusted profit from operations at constant rates of exchange improved as pricing and higher volume more than offset the effect of down-trading.

•	Algeria—volume growth and pricing drove an increase in adjusted profit from operations at constant rates of exchange.

2015 Compared with 2014

Asia-Pacific

In Asia-Pacific, profit from operations was £1,361 million in 2015, slightly up from £1,360 million in 2014. In addition to the impact of adjusting items and foreign exchange movements, including adverse foreign exchange rates in a number of markets, profit from operations was impacted by improved underlying business performances in Pakistan, Bangladesh, New Zealand, Sri Lanka and Vietnam and a challenging environment in Australia. Adjusted profit from operations decreased by £79 million to £1,469 million, due to a decrease in the impact of adjusting items in profit from operations, which totaled £108 million (2014: £188 million), including restructuring costs in Australia, which decreased from 2014, and downsizing in Malaysia. At constant rates of exchange, adjusted profit from operations in 2015 was consistent with the prior year at £1,546 million in 2015, compared to adjusted profit from operations of £1,548 million in 2014. Volume in 2015 was marginally ahead of 2014 at 198 billion, as increases in Bangladesh, Vietnam, Indonesia and Japan were offset by Pakistan, Malaysia and South Korea, where lower volume was due to market decline.

Results in Asia-Pacific were impacted by the following developments:

•	Australia—volume fell due to market contraction. Excise-led price increases, a challenging environment and continued high prevalence of illicit trade led to down-trading and a significant reduction in adjusted profit from operations at constant rates of exchange. Market share was flat.

•	New Zealand—adjusted profit from operations at constant rates of exchange was higher as pricing offset lower volume. Increases in ROTHMANS led to an increase in market share.

•	Malaysia—adjusted profit from operations at constant rates of exchange was stable, as the introduction of excise–led price increases were offset by a reduction in volume, which was partly due to an increase in illicit trade. Market share was up, driven by PETER STUYVESANT.

•	Japan—growth in market share was driven by KENT, supported by innovations. Adjusted profit from operations at constant rates of exchange was down mainly due to the adverse exchange rate impact on raw materials and consumables used, which was partly mitigated by productivity savings.

•	Vietnam—volume was up, in line with the industry. Adjusted profit from operations at constant rates of exchange was higher due to increased volume, pricing and an improvement in mix.

•	South Korea—market share grew, driven by DUNHILL and VOGUE. Volume declined as a result of significant industry contraction following high excise-driven price increases, leading to lower adjusted profit from operations at constant rates of exchange.

•	Philippines—market share increased driven by PALL MALL, leading to an improvement in adjusted profit from operations at constant rates of exchange.

•	Pakistan—high excise-driven pricing led to market contraction and an increase in illicit trade. Volume decline was lower than the market, leading to an increase in market share, particularly in PALL MALL. The full-year effect of pricing taken in 2014 and cost efficiencies drove adjusted profit from operations at constant rates of exchange higher.

•	Bangladesh—adjusted profit from operations at constant rates of exchange continued to increase, driven by higher volume, significant market share growth and higher pricing.

•	Indonesia—volume and market share were up and adjusted profit from operations improved as DUNHILL continued to grow, driving an improvement in mix and offsetting the decline in local brands.

•	Taiwan—market share was higher driven by PALL MALL. Pricing was offset by marketing investment, leading to a small decline in profit from operations.

Americas

In the Americas, profit from operations declined by £115 million to £1,082 million in 2015. In addition to the impact of adjusting items and foreign exchange movements, particularly adverse movements in Brazil, Canada and Venezuela, profit from operations was impacted by improved underlying business performances in Canada, Mexico, Venezuela and Chile. Adjusting items in profit from operations, which totaled £87 million (2014: £89 million), included restructurings in Canada. Adjusted profit from operations declined by £117 million to £1,169 million in 2015, in line with the decrease in profit from operations. At constant rates of exchange, adjusted profit from operations would have increased by £140 million, or 10.9%, to £1,426 million in 2015 compared to adjusted profit from operations of £1,286 million in 2014, as adjusted profit from operations at constant rates of exchange in 2015 excludes the impact of adverse foreign exchange rate movements. Volume was lower by 5.2% at 124 billion, mainly due to Brazil, Argentina, Chile and Canada, partially offset by higher volume in Mexico.

Results in the Americas were impacted by the following developments:

•	Brazil—DUNHILL and MINISTER performed well with higher market share, but were more than offset by the rest of the portfolio. Market contraction due to the effects of illicit trade and the deterioration in the economic environment led to lower volume and a reduction in adjusted profit from operations at constant rates of exchange.

•	Canada—adjusted profit from operations at constant rates of exchange grew driven by pricing and cost reductions, offsetting lower volume. Market share fell, despite growth in PALL MALL.

•	Mexico—market share was up, driven by the continued growth in PALL MALL and LUCKY STRIKE. Adjusted profit from operations at constant rates of exchange was higher driven by pricing and higher volume.

•	Argentina—pricing more than offset the impact of lower volume and led to higher adjusted profit from operations at constant rates of exchange. LUCKY STRIKE grew market share, continuing to perform well in the premium segment.

•	Chile—growth in adjusted profit from operations at constant rates of exchange was due to pricing and up-trading to capsule offers, offsetting lower volume and the effect of adverse exchange rates on raw materials and consumables used. KENT, LUCKY STRIKE and PALL MALL all grew market share.

•	Venezuela—adjusted profit from operations at constant rates of exchange was higher, as pricing changes were required to offset the combined effects of local inflation and the devaluation of the bolivar following the introduction of the SIMADI exchange rate mechanism. Volume was marginally lower.

•	Colombia—market share growth was partly driven by KOOL and LUCKY STRIKE, with volume flat despite industry decline. Adjusted profit from operations at constant rates of exchange was up as pricing offset the impact of adverse foreign exchange on raw materials and consumables used.

Western Europe

In Western Europe, profit from operations decreased by £28 million to £990 million in 2015. In addition to the impact of adjusting items and foreign exchange movements, particularly the devaluation of the euro, profit from operations was impacted by the effect of lower volume in Italy and the Netherlands, partially offset by improved underlying business performances in a number of markets, including Denmark, Germany and Romania. Adjusting items in profit from operations, which totaled £156 million (2014: £171 million), included certain costs related to the acquisition of TDR and restructurings in Switzerland and Germany. Adjusted profit from operations declined by £43 million to £1,146 million due to the decrease in profit from operations and a decrease in adjusting items in profit from operations. At constant exchange rates, adjusted profit from operations would have increased by £60 million, or 5.1%, to £1,249 million in 2015 compared to adjusted profit from operations of £1,189 million in 2014. Total volume was up by 0.5% at 112 billion, but, excluding the acquisition of TDR, would have declined by 1.1%. Fine Cut volume was lower by 3.9% at 20 billion sticks equivalent.

Results in Western Europe were impacted by the following developments:

•	Italy—the migration of PALL MALL to ROTHMANS progressed well, with an increase in the brands’ combined market share. Total volume fell, with adjusted profit from operations at constant rates of exchange down partly due to increased marketing investment.

•	Germany—volume and market share were higher, driven by LUCKY STRIKE and PALL MALL, which, coupled with pricing, led to an increase in adjusted profit from operations at constant rates of exchange. Fine Cut volume was lower.

•	France—volume was higher as LUCKY STRIKE continued to perform well, driving an increase in total market share. Adjusted profit from operations at constant rates of exchange fell, partly due to down-trading and increased marketing investment.

•	Spain—adjusted profit from operations at constant rates of exchange was stable as pricing was offset by lower volume and reduction in market share.

•	Switzerland—adjusted profit from operations at constant rates of exchange was up as pricing offset lower volume and a decline in market share.

•	Belgium—adjusted profit from operations at constant rates of exchange was stable, as pricing offset lower volume. Market share declined as growth in LUCKY STRIKE was more than offset by the rest of the local portfolio.

•	Netherlands—LUCKY STRIKE and PALL MALL market share improved. Industry decline led to lower volume and a reduction in adjusted profit from operations at constant rates of exchange.

•	Poland—adjusted profit from operations at constant rates of exchange improved, as pricing more than offset a fall in volume, which was in part due to further industry contraction. PALL MALL continued to demonstrate momentum with an increase in market share.

•	Denmark—volume and adjusted profit from operations at constant rates of exchange were higher following the trade de-stocking in 2014. Market share declined driven by competitive pricing activity at the low end of the market.

•	Romania—market share grew, driven by PALL MALL and DUNHILL, consolidating the BAT Group’s leadership position. Pricing and a marginal increase in volume drove adjusted profit from operations at constant rates of exchange higher.

•	United Kingdom—ROTHMANS drove an increase in market share, with adjusted profit from operations at constant rates of exchange higher as pricing offset marginally lower volume, due to industry decline.

EEMEA

In EEMEA, profit from operations decreased by £191 million to £1,127 million in 2015. In addition to the impact of adjusting items, profit from operations was positively impacted by pricing across the region and improved underlying business performances in a number of markets, which was more than offset by the impact of foreign exchange movements, particularly the effect of currency devaluation in Russia, Nigeria and Ukraine. Adjusting items in profit from operations, totaling £81 million (2014: £62 million), included amortization of trademarks and similar intangibles. Adjusted profit from operations in EEMEA decreased by £172 million to £1,208 million in 2015, principally as a result of the decrease in profit from operations. At constant rates of exchange, adjusted profit from operations would have increased by £19 million, or 1.3%, to £1,399 million in 2015 compared to adjusted profit from operations of £1,380 million in 2014. Volume was 1.1% higher at 229 billion, with growth in a number of markets including Turkey, Iran, Kazakhstan and Ukraine offsetting lower volume in Egypt, Russia, Nigeria and South Africa.

Results in EEMEA were impacted by the following developments:

•	Russia—market share continued to grow, driven by increased performance from ROTHMANS. Industry volume decline was due to excise-led price increases, with the BAT Group’s volume falling at a lower rate than the market. Pricing partially offset the significant adverse effect of devaluation on raw materials and consumables used, leading to a decrease in adjusted profit from operations at constant rates of exchange.

•	Ukraine—geopolitical instability continued to impact performance, with a significant deterioration in currency and intense price competition leading to a decline in adjusted profit from operations at constant rates of exchange. Volume was up, driven by ROTHMANS, and market share grew.

•	Turkey—higher volume and market share growth were driven by KENT and ROTHMANS. Adjusted profit from operations at constant rates of exchange fell due to the continued part absorption of excise.

•	Gulf Cooperation Council—higher volume, driven by JPGL and ROTHMANS, and the full-year effect of pricing taken in 2014 more than offset negative mix to deliver an increase in adjusted profit from operations at constant rates of exchange. Total market share declined.

•	Egypt—volume, market share and adjusted profit from operations at constant rates of exchange declined, due to down-trading following the change in the excise regime in 2014.

•	Nigeria—adjusted profit from operations at constant rates of exchange was down, partly due to the effect of adverse exchange rates on raw materials and consumables used and a reduction in volume, which was driven by market contraction. Market share was up.

•	South Africa—market share was down despite good growth from Benson & Hedges, following the launch in 2014, and PALL MALL. Lower volume and down-trading were offset by pricing and cost savings, with adjusted profit from operations at constant rates of exchange flat on prior year.

•	Iran—KENT continued to perform well with higher volume driving an increase in adjusted profit from operations at constant rates of exchange despite a change in excise that was partly borne by the industry.

•	Kazakhstan—ROTHMANS drove an increase in volume and market share. Adjusted profit from operations at constant rates of exchange improved as higher volume more than offset the effect of down-trading.

•	Algeria—market share growth drove an increase in volume and adjusted profit from operations at constant rates of exchange.

Liquidity and Capital Resources

The BAT Group’s cash inflows derive principally from operating activities. They are supplemented when required by cash flows from financing activities, typically to support acquisitions. The principal sources of liquidity for the BAT Group are cash flows generated from the operating business and proceeds from issuances of debt securities described below under “—Capital Resources.” Cash flows from operating activities are believed to be sufficient for the foreseeable future to fund the BAT Group’s activities.

The treasury function is responsible for raising finance for the BAT Group, managing cash resources and the financial risks arising from underlying operations. All these activities are carried out under defined policies, procedures and limits.

The BAT Group board of directors reviews and agrees the overall treasury policies and procedures, delegating appropriate oversight to the Finance Director and the treasury function. The treasury policies include a set of financing principles and key performance indicators. Clear parameters have been established, including levels of authority, on the type and use of financial instruments to manage the financial risks facing the BAT Group. Such instruments are only used if they relate to an underlying exposure; speculative transactions are expressly forbidden under the BAT Group’s treasury policy. The BAT Group’s treasury position is monitored by a Corporate Finance Committee chaired by the Finance Director. Treasury operations are subject to periodic independent reviews and audits, both internal and external.

In 2016, 2015 and 2014, all contractual borrowing covenants were met and none are expected to inhibit the BAT Group’s operations or funding plans.

Cash Flow

	Year ended December 31,(1)
	2016	2015	2014
	(£ millions)
Cash generated from operations	4,893	5,400	4,634
Dividends received from associates	962	593	515
Tax paid	(1,245)	(1,273)	(1,433)
Net cash generated from operating activities	4,610	4,720	3,716
Net cash used in investing activities	(640)	(3,991)	(470)
Net cash used in financing activities	(4,229)	(219)	(3,467)
Net cash flows (used in)/from operating, investing and financing activities	(259)	510	(221)
Differences on exchange	180	(272)	(63)
Increase/(decrease) in net cash and cash equivalents in the year	(79)	238	(284)
Opening net cash and cash equivalents(2)	1,730	1,492	1,776
Closing net cash and cash equivalents(2)	1,651	1,730	1,492

Other data:
Total borrowings	19,495	17,001	12,258
Free cash flow(3)	3,389	3,481	2,507
Net debt(4)	16,767	14,794	10,165

Notes:

(1)	The financial data above has been extracted from the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus. The financial data for 2014 is unaudited. See further discussion at “About this Proxy Statement/Prospectus—Presentation of Financial Information” beginning on page [●] of this proxy statement/prospectus.
(2)	In the BAT Group cash flow statement, net cash and cash equivalents are shown after deducting bank overdrafts and accrued interest where applicable. See note 18 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.

(3)	Free cash flow is a non-IFRS measure. See “Selected Historical Consolidated Financial Data of BAT” beginning on page [●] of this proxy statement/prospectus for additional information about free cash flow, as well as a reconciliation to net cash generated from operating activities.
(4)	Net debt is a non-IFRS measure. See “Selected Historical Consolidated Financial Data of BAT” beginning on page [●] of this proxy statement/prospectus for additional information about net debt, as well as a reconciliation to total borrowings.

Net Cash Generated from Operating Activities

Net cash generated from operating activities decreased by £110 million, or 2.3%, to £4,610 million in 2016, principally due to the Franked Investment Income Group Litigation Order receipts, referred to as FII GLO receipts, of £963 million in 2015 that did not recur in 2016, partially offset by the decrease in trade and other receivables of £87 million (2015: increase in trade and other receivables of £508 million). For details on the FII GLO receipts, see note 6(b) to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus. Broadly in line with the movement in net cash generated from operating activities, free cash flow decreased in 2016 by £92 million, or 2.6%, to £3,389 million, as free cash flow was impacted by the FII GLO receipts in 2015 that did not recur in 2016. Net debt increased by £1,973 million in 2016, largely due to exchange rate effects, including movements in respect of debt-related derivatives, of £1,684 million.

Net cash generated from operating activities increased by £1,004 million, or 27.0%, to £4,720 million in 2015, driven principally by FII GLO receipts of £963 million in 2015. Free cash flow increased in 2015 by £974 million, or 38.9%, to £3,481 million, predominantly due to the FII GLO receipts of £963 million in 2015 and the settlements of non-tobacco litigation in 2014. Net debt increased by £4,629 million in 2015, principally due to the investment in RAI, the buy-out of non-controlling interests in Souza Cruz and the acquisition of TDR in Croatia.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by £3,351 million, or 84.0%, to £640 million in 2016 compared to £3,991 million to 2015. This decrease was largely due to cash outflows of £3,508 million related to investments in associates and the acquisitions of subsidiaries in 2015. In 2015, net cash used in investing activities increased by £3,521 million, up from £470 million in 2014. The increase was largely attributable to cash outflows of £3,508 million related to investments in associates and the acquisitions of subsidiaries in 2015.

In 2016, cash outflows from investment in associates and acquisition of subsidiaries totaled £57 million, primarily due to the acquisition of Ten Motives Limited and 10 Motives Limited, a UK based e-cigarette business. Cash flows from investment in associates and acquisitions of subsidiaries of £3,508 million in 2015 resulted from £3,015 million invested into RAI to maintain the BAT Group’s percentage holding of 42%, and from cash outflows of £493 million resulting from business combinations during the year. In October 2015, the BAT Group acquired TDR d.o.o., a cigarette manufacturer in Central Europe, for cash consideration of £404 million. In December 2015, BAT acquired CHIC, an e-cigarette business based in Poland, for £52 million and Blue Nile Cigarette Company Limited, a cigarette business based in the Republic of Sudan, for £37 million. In 2014, there was £nil million cash outflow related to investment in associates and acquisition of subsidiaries.

Purchases of and proceeds on disposals of investments include a net cash outflow in respect of current investments of £87 million in 2016. This compares to a net cash outflow of £54 million for 2015 and a net cash inflow of £3 million in 2014.

Net Cash Used in Financing Activities

Net cash used in financing activities increased by £4,010 million in 2016 to £4,229 million, up from £219 million in 2015. This increase was largely attributable to a decrease in proceeds from increases in and new borrowings of £3,455 million in 2016, as well as an increase in cash outflows from reductions in and repayments of borrowings of £1,812 million in 2016. In 2015, net cash used in financing activities decreased by

£3,248 million, down from £3,467 million in 2014. This decrease was principally due to cash inflows from the proceeds from increases in and new borrowings, which totaled £6,931 million in 2015 compared to £1,967 million in 2014. Those cash inflows were partially offset by cash outflows related to the purchases of non-controlling interests of £1,677 million in 2015, and an increase in the reductions in and repayments of borrowings of £728 million from 2014 to 2015.

In 2016, the purchase of non-controlling interests led to cash outflows of £70 million, resulting from the acquisition of the remaining minority shares of Souza Cruz S.A. In 2015, the purchase of non-controlling interests of £1,677 million relates to the acquisition of a portion of the non-controlling interest in Souza Cruz S.A. (£1,660 million), part of the non-controlling interest in BAT Chile Operaciones S.A. (£1 million) and part of the non-controlling interests in BAT Central America S.A. (£16 million). In 2014, the purchase of non-controlling interest of £4 million relates to the capital injection to BAT Algérie S.P.A.

Cash outflows related to purchases of the BAT Group’s own shares totaled £64 million in 2016, compared to £46 million in 2015 and £849 million in 2014. In 2015 and 2016, the outflows resulted entirely from the purchase of shares to be held in employee share ownership trusts, whereas in 2014, the outflow of £800 million was attributable to BAT’s share-buyback program.

Dividends paid during 2016 of £3,057 million, compared to £3,005 million in 2015 and £2,961 million in 2014. Of the total dividends paid in 2016, £2,910 million was paid to the BAT Group’s shareholders in 2016, compared to £2,770 million in 2015 and £2,712 million in 2014, and £147 million was paid to non-controlling interests in 2016, compared to £235 million in 2015 and £249 million in 2014.

As of December 31, 2016, a total of £254 million of commercial paper was outstanding under the $3 billion commercial paper program and the £1 billion euro commercial paper program. As of December 31, 2015, a total of £505 million of commercial paper was outstanding (compared to a balance of £160 million as of December 31, 2014).

In March 2016, a one-year extension option was exercised for the £3 billion revolving credit facility, extending the final maturity to May 2021. The facility was undrawn as at December 31, 2016.

In March 2016, a $300 million bond was repaid at maturity. In July 2016, B.A.T. International Finance p.l.c., a wholly owned subsidiary of the BAT Group, issued a £500 million 1.750% bond maturing in 2021, with two further bonds issued in September 2016 (a $650 million 1.625% bond maturing in 2019 and a £650 million 2.250% bond maturing in 2052). The BAT Group repaid on maturity a CHF 350 million bond in August 2016 and a £325 million bond in September 2016. On July 19, 2016, the BAT Group exercised the make-whole provision for its $700 million 9.500% bond originally issued in 2008 pursuant to rule 144A of the Securities Act. The bond was redeemed on August 18, 2016, prior to its original maturity date of November 15, 2018.

Cash and Cash Equivalents

Cash and cash equivalents were £2,204 million, £1,963 million and £1,818 million at December 31, 2016, 2015 and 2014, respectively. Cash and cash equivalents are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	Year ended December 31,(1)
	2016	2015	2014
	(£ millions)
Functional currency	1,748	1,679	1,559
US dollar	195	167	115
Euro	159	50	47
Other currency	102	67	97

Cash and cash equivalents	2,204	1,963	1,818

Notes:

(1)	The financial data above has been extracted from the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus. The financial data for 2014 is unaudited. See further discussion at “About this Proxy Statement/Prospectus—Presentation of Financial Information” beginning on page [●] of this proxy statement/prospectus.

Capital Expenditure

Gross capital expenditures include purchases of property, plant and equipment and purchases of intangibles, net of proceeds on disposal of property, plant and equipment and proceeds on disposals of investments. The BAT Group’s gross capital expenditures for 2016, 2015 and 2014 were £652 million, £591 million and £689 million, respectively, representing investment in the BAT Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems) . The BAT Group expects gross capital expenditures in 2017 of approximately £620 million. These 2017 expenditures do not include any expected amounts related to RAI and are primarily related to investment in the BAT Group’s global operational infrastructure and are expected to be funded by operating cash flows and, where applicable, from the BAT Group’s existing credit facilities.

Research and Development

The BAT Group has spent £446 million on research and development over the past three years (£144 million in 2016, £148 million in 2015 and £154 million in 2014), with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Hedging Instruments

As discussed in note 23 to the BAT Group’s audited consolidated financial statements beginning on page [●] of this proxy statement/prospectus, the BAT Group hedges its exposure to interest rate movements and currency movements. BAT’s cash flow hedges are principally in respect of sales or purchases of inventory and certain debt instruments. A certain number of forward foreign currency contracts were used to manage the currency profile of external borrowings. Interest rate swaps have been used to manage the interest rate profile of external borrowings, while cross currency swaps have been used to manage the currency profile of external borrowings.

Capital Resources

Policy

It is the BAT Group’s policy to maximize financial flexibility and minimize refinancing risk by issuing debt with a range of maturities, generally matching projected cash flows, and obtaining this financing from a wide range of providers. The BAT Group has a target average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling 12 months. As of December 31, 2016, the average centrally managed debt maturity was 8.2 years and the highest proportion of centrally managed debt maturing in a single rolling 12 months was 18.1%. The BAT Group continues to maintain an investment-grade credit rating. On January 17, 2017, Moody’s Investor Services downgraded its rating of the BAT Group to Baa2 (stable outlook) and on January 23, 2017, Standard & Poor’s rating services downgraded its rating of the BAT Group to BBB+ (stable outlook).

The BAT Group defines capital as net debt and equity. As discussed in note 23 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus, the only externally imposed capital requirement the BAT Group has is in respect of its centrally managed banking facilities, which require a gross interest cover of 4.5 times. BAT targets a gross interest cover, as calculated under its key central banking facilities, of greater than 5 times. For 2016 it is 12.2 times, compared to 11.6 times in 2015 and 12.0 times in 2014.

The BAT Group utilizes cash pooling and zero balancing bank account structures in addition to intercompany loans and borrowings to ensure that there is the maximum mobilization of cash within the BAT Group. The key objectives of treasury in respect of cash and cash equivalents, are to protect the principal value of the BAT Group’s cash and cash equivalents, to concentrate cash at the center to minimize the required long-term debt issuance and to optimize the yield earned. The amount of debt the BAT Group issues is determined by forecasting the net debt requirement after the mobilization of cash.

Subsidiary companies are funded by share capital and retained earnings, loans from the central finance companies on commercial terms, or through local borrowings by the subsidiaries in appropriate currencies. All contractual borrowing covenants have been met and none are expected to inhibit the BAT Group’s operations or funding plans.

Borrowings

The following table sets out the BAT Group’s long- and short-term borrowings as of the dates indicated:

				As of December 31,(1)
	Currency	Maturity dates	Interest rates at December 31, 2016	2016	2015	2014
				(£ millions)
Eurobonds(4)	Euro	2017 to 2045	0.4% to 5.4%	7,704	6,603	5,211
	Euro	2018	3m EURIBOR +50bps	341	294	309
	UK pound sterling	2019 to 2055	1.8% to 7.3%	4,241	3,413	3,083
	U.S. dollar	2019	1.6%	527	203	192
	Swiss franc(2)	2016	—	—	238	226
	Swiss franc	2021 to 2026	0.7% to 1.4%	526	446	419
U.S. dollar bonds(4)	U.S. dollar	2017 to 2025	1.9% to 4.0%	4,472	4,208	1,726
	U.S. dollar	2018	3m USD LIBOR +51bps	405	339	—
Commercial Paper(3)(4)				254	505	160
Other loans				110	236	223
Bank loans				336	258	374
Bank Overdrafts				553	232	325
Finance leases				26	26	10

Total				19,495	17,001	12,258

Notes:

(1)	The financial data above has been extracted from the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus. The financial data for 2014 is unaudited. See further discussion at “About this Proxy Statement/Prospectus—Presentation of Financial Information” beginning on page [●] of this proxy statement/prospectus.
(2)	The Swiss franc bonds with a maturity date of 2016 referred to above had an interest rate of 3m CHF LIBOR+ 16 basis points prior to their repayment in 2016.
(3)	The interest on the commercial paper referred to in the table above is based on U.S.$ LIBOR plus a margin ranging between 22 and 77 basis points (2015: between 25 and 43 basis points, 2014 (unaudited): 10 and 43 basis points).
(4)	The issuer of these borrowings is B.A.T. International p.l.c. British American Tobacco p.l.c. is the ultimate guarantor.

Litigation and Settlements

As discussed in note 28 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus, various legal proceedings or claims are pending or may be instituted against the BAT Group. See note 28 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus and “Business of BAT—Legal Proceedings.”

Governmental Activity

The marketing, sale, taxation and use of tobacco products have been subject to substantial regulation by government and health officials for many years. For information about risks related to regulation, see “Business of BAT—Regulation” beginning on page [●] of this proxy statement/prospectus.

Related Party Transactions

As discussed in note 27 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus, the BAT Group has a number of transactions and relationships with related parties, all of which are undertaken in the normal course of business. See note 27 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.

Off-Balance Sheet Arrangements and Contractual Commitments

Except for operating leases, the BAT Group has no significant off-balance sheet arrangements. The BAT Group has contractual obligations to make future payments on debt agreements. In the normal course of business, the BAT Group enters into contractual arrangements where the BAT Group commit to future purchases of services from unaffiliated and related parties.

The BAT Group’s contractual obligations as of December 31, 2016 were as follows:

	Payments Due by Period (£ millions)
	Total	Less than 1 Year	1-3 Years	3-5 Years	Thereafter
Long-term notes and other borrowings, exclusive of interest(1)	19,334	2,789	3,142	3,465	9,938
Interest payments related to long-term notes(1)	5,156	798	948	788	2,621
Finance lease obligations	26	10	16	—	—
Operating lease obligations(2)	240	64	74	52	50
Purchase obligations(3)	2,291	1,613	630	48	—
Total cash obligations	27,047	5,274	4,804	4,359	12,610

Notes:
(1)	For more information about the BAT Group’s long-term debt, see note 20 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.
(2)	Operating lease obligations represent estimated lease payments primarily related to vehicles, office space, warehouse space and equipment. See note 28 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.
(3)	Purchase obligations primarily include commitments to acquire tobacco leaf. Purchase orders for the purchase of other raw materials and other goods and services are not included in the table, as the BAT Group’s operating subsidiaries are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders typically represent authorizations to purchase rather than binding agreements.

The table above does not include any amounts that the BAT Group may pay to fund its retirement benefit plans as the timing and amount of any such future fundings are unknown and dependent on, among other things, the future performance of defined benefit pension plan assets, interest rate assumptions and other factors. The net retirement benefit scheme liabilities totaled £371 million as of December 31, 2016, which is net of pension assets of £455 million. The BAT Group expects to be required to contribute £173 million to its defined benefit plans during 2017. These expected contributions do not include any expected amounts related to RAI. See note 12 to the BAT Group’s consolidated financial statements beginning on page [●] for further information.

Dividends and Dividend Policy

The BAT board of directors’ dividend policy is to ensure that the BAT shareholders benefit from the successful growth of the business, while continuing to provide sufficient funds to invest in future growth. The BAT Group’s dividend policy is to pay dividends of 65% of long-term sustainable earnings, calculated with reference to the adjusted diluted earnings per share. In relation to interim dividends, the BAT board of directors’ policy is that the interim dividend will be approximately one-third of the total dividends declared for the previous financial year.

With the recommended final dividend of 118.1 pence, the total dividends per share for 2016 are 169.4 pence, compared to a total dividend of 154.0 pence in 2015 and 148.1 pence for 2014. This leads to a total dividend growth of 10.0%, compared to 4.0% in 2015 and 6% in 2014, and a pay-out ratio of 68.4% for 2016, compared to 74% in 2015 and 65.7% in 2014.

Critical Accounting Estimates

The BAT Group presents the discussion and analysis of its financial condition and results of operations based upon its consolidated financial information, which are prepared in accordance with IFRS.

In order to prepare the BAT Group’s consolidated financial information in accordance with the accounting policies set out therein, management has used estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements. The most significant items include:

•	the review of asset values, especially goodwill and impairment testing. The key assumptions used in respect of goodwill and impairment testing are the determination of cash-generating units, the budgeted cash flows of these units, the long-term growth rate for cash flow projections and the rate used to discount the cash flow projections. These are described in note 9 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus;

•	the estimation of and accounting for retirement benefit costs. The determination of the carrying value of assets and liabilities, as well as the charge for the year, and amounts recognized in other comprehensive income, involves judgments made in conjunction with independent actuaries. These involve estimates about uncertain future events based on the environment in different countries, including life expectancy of scheme members, salary and pension increases, inflation, as well as discount rates and asset values at the year end. The assumptions the BAT Group uses and its sensitivity analysis are described in note 12 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus;

•

the estimation of amounts to be recognized in respect of taxation and legal matters, and the estimation of other provisions for liabilities and charges are subject to uncertain future events, may extend over several years and so the amount and/or timing may differ from current assumptions. The accounting policy for taxation is explained in note 1 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus. The recognized deferred tax assets and liabilities, together with a note of unrecognized amounts, are shown in note 13 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus, and a contingent tax asset is explained in note 6(b) to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus. Other provisions for liabilities and charges are as set out in note 21 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus. The accounting policy on contingent liabilities, which are not provided for, is set out in note 1 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus, and the BAT Group’s contingent liabilities are explained in note 28 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus. The application of these accounting policies to the payments made and credits recognized under the MSA by RAI is described in note 5(b) to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus;

•	the identification and quantification of adjusting items as defined by the BAT Group’s accounting policy as explained within note 1 of the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus (see also “Selected Historical Consolidated Financial Data of BAT”);

•	the estimation of the fair values of acquired net assets arising in a business combination and the allocation of the purchase consideration between the underlying net assets acquired, including intangible assets other than goodwill, on the basis of their fair values. These estimates are prepared in conjunction with the advice of independent valuation experts, where appropriate. The relevant transactions are described in notes 24 and 11 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus;

•	the determination as to whether control (subsidiaries), joint control (joint arrangements), or significant influence (associates) exists in relation to the investments held by the BAT Group. This is assessed after taking into account the BAT Group’s ability to appoint directors to the entity’s board, its relative shareholding compared with other shareholders, any significant contracts or arrangements with the entity or its other shareholders and other relevant facts and circumstances. The application of this judgment in respect of the BAT Group’s investment in RAI is explained in note 11 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus; and

•	the review of applicable exchange rates for transactions with and translation of entities in territories where there are restrictions on the free access to foreign currency, or multiple exchange rates.

Such estimates and assumptions are based on historical experience and various other factors that the BAT Group believe to be reasonable in the circumstances and constitute the BAT Group’s best judgment as of the date of the BAT Group’s consolidated financial statements. In the future, actual experience may deviate from these estimates and assumptions, which could affect such financial statements as the original estimates and assumptions are modified, as appropriate, in the year in which the circumstances change.

The key estimates and assumptions are set out in the accounting policies which can be found at note 1 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus. Information relating to recently issued accounting guidance can be found at note 1 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Information on the BAT Group’s financial risk management policies can be found in note 23 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus.

RAI PROPOSAL II: NON-BINDING, ADVISORY VOTE ON TRANSACTION-RELATED NAMED

EXECUTIVE OFFICER COMPENSATION

Golden Parachute Compensation

RAI is providing its shareholders with the opportunity to cast a vote, on a non-binding, advisory basis, to approve the transaction-related named executive officer compensation as disclosed in the table titled “Golden Parachute Compensation—RAI” and the accompanying footnotes under “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers” beginning on page [●] of this proxy statement/prospectus, as required by Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Through this proposal, RAI is asking its shareholders to indicate their approval, on a non-binding, advisory basis, of the various RAI change in control-related benefits, equity acceleration and other payments which RAI’s named executive officers will or may be eligible to receive in connection with the merger as indicated in the table referred to above. In general, the various plans and arrangements pursuant to which these compensation payments may be made have previously formed part of RAI’s overall compensation program for its named executive officers, which has been disclosed to RAI shareholders as required by the rules of the SEC in the Compensation Discussion and Analysis and related sections of RAI’s annual proxy statements, RAI’s annual report for the year ended December 31, 2016, which was filed on Form 10-K with the SEC on February 9, 2017 and the Form 10-K/A, which was filed by RAI with the SEC on March 20, 2017, or are required pursuant to the terms of the merger agreement.

You should review carefully the information regarding the transaction-related named executive officer compensation disclosed in this proxy statement/prospectus. The RAI board of directors unanimously recommends that RAI shareholders approve the following resolution:

“RESOLVED, that the shareholders of RAI approve, solely on an advisory, non-binding basis, the transaction-related named executive officer compensation which will or may be paid by RAI or BAT to RAI’s named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table titled “Golden Parachute Compensation—RAI” and the accompanying footnotes under “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Interests of Certain RAI Directors and Executive Officers” beginning on page [●] of this proxy statement/prospectus.”

The vote on the transaction-related named executive officer compensation is a vote separate and apart from the vote on the approval of the merger agreement. Accordingly, you may vote to approve the merger agreement and vote not to approve the transaction-related named executive officer compensation and vice versa. Because the vote on the transaction-related named executive officer compensation is advisory only, it will not be binding on either BAT or RAI. Accordingly, if the merger agreement is approved and the merger is completed, the transaction-related named executive officer compensation will or may be paid by RAI or BAT, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of RAI shareholders.

The affirmative vote, in person or by proxy, of holders of a majority of the shares of RAI common stock represented at the special meeting and entitled to vote thereon is required to approve, on a non-binding, advisory basis, the transaction-related named executive officer compensation.

The RAI board of directors unanimously recommends that RAI shareholders vote “FOR” the approval, on a non-binding, advisory basis, of the transaction-related named executive officer compensation.

RAI PROPOSAL III: ADJOURNMENT OF SPECIAL MEETING

RAI shareholders are being asked to approve a proposal that will give the RAI board of directors authority to adjourn the special meeting one or more times, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the time of the special meeting.

Whether or not a quorum is present, the affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of RAI common stock entitled to vote and present (in person or by proxy) and voting at the special meeting with respect to the proposal is required to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement. If the adjournment proposal is approved, the special meeting could be adjourned by the RAI board of directors. In addition, the RAI board of directors, as permitted under the terms of the merger agreement, could postpone the special meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons.

If the special meeting is adjourned or postponed, RAI shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the proposal to approve the merger agreement but do not indicate a choice on the adjournment proposal, your shares of RAI common stock will be voted in favor of the adjournment proposal. RAI does not intend to call a vote on this proposal if the proposal to approve the merger agreement has been approved at the special meeting.

The RAI board of directors unanimously recommends that RAI shareholders vote “FOR” the approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger agreement.

BAT UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following BAT unaudited Pro Forma Financial Information gives effect to the merger of BAT and RAI whereby RAI shareholders, other than the BAT Group and excluded holders, will receive a number of BAT ADSs representing 0.5260 of a BAT ordinary share and $29.44 in cash, without interest, for each of their shares of RAI common stock.

The Pro Forma Financial Information is based on the BAT Group’s consolidated financial statements and the RAI Group’s consolidated financial statements, and has been prepared to reflect the merger, including the financing structure established to fund the merger.

The Pro Forma Financial Information should be read in conjunction with:

•	the BAT Group’s consolidated financial statements as well as the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BAT,” beginning on pages FIN-[●] and [●], respectively, of this proxy statement/prospectus;

•	the RAI Group’s consolidated financial statements, as well as Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of RAI’s Annual Report on Form 10-K for the year ended December 31, 2016, attached as Annex G to and incorporated by reference in, respectively, this proxy statement/prospectus; and

•	the other information contained in or incorporated by reference into this proxy statement/prospectus.

The BAT Group’s consolidated financial statements were prepared in accordance with IFRS. The RAI Group’s consolidated financial statements were prepared in accordance with U.S. GAAP. The Pro Forma Financial Information includes adjustments to convert the financial information of RAI from U.S. GAAP to IFRS as well as reclassifications to conform RAI’s historical accounting presentation to BAT’s accounting presentation.

The merger will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3, Business Combinations, which requires that one company is designated as the acquirer for accounting purposes. BAT will be treated as the accounting acquirer, and accordingly, the RAI assets acquired and liabilities assumed will be adjusted based on preliminary estimates of fair value. The actual fair values will be determined after the completion of the merger and may vary materially from these preliminary estimates.

The unaudited pro forma adjustments are based upon the best available information and certain assumptions that BAT believes to be reasonable. There can be no assurance that the final allocation of the purchase price and the fair values will not materially differ from the preliminary amounts reflected in the Pro Forma Financial Information. Adjustments included in the Pro Forma Financial Information are based on items that are factually supportable and directly attributable to the merger, and for the purposes of the unaudited pro forma condensed combined income statement (referred to in this section of this proxy statement/prospectus as the Pro Forma Income Statement), are expected to have a continuing impact on the combined results. The Pro Forma Financial Information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the completion of the merger. The Pro Forma Financial Information are based on the BAT Group’s accounting policies. Further review may identify additional differences between the accounting policies of the BAT Group and the RAI Group that, when conformed, could have a material impact on the financial statements of the combined company. The Pro Forma Financial Information does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits, including potential synergies that may be derived in future periods, from the merger.

BRITISH AMERICAN TOBACCO P.L.C. UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

GIVING EFFECT TO THE MERGER FOR THE YEAR ENDED DECEMBER 31, 2016

(in millions)	Historical BAT (IFRS)	RAI (IFRS)(2)	Pro forma adjustments			Total pro forma combined
			Financing	Merger
Revenue	£14,751	£9,267	£—	£(183)	[4](c)	£23,835
Raw materials and consumables used	(3,777)	(3,420)	—	183	[4](c)	(7,014)
Changes in inventories of finished goods and work in progress	44	(11)	—	—		33
Employee benefit costs	(2,274)	(696)	—	(40)	[4](b)(iii)	(3,010)
Depreciation, amortization and impairment costs	(607)	(91)	—	(58)	[4](b)(vi)	(756)
Other operating income	176	3,600 (6)	—	(8)	[4](c)	3,768
Other operating expenses	(3,658)	(919)	—	88	[4](a), [4](c)	(4,489)

Profit from operations	4,655	7,730 (6)	—	(18)		12,367
Net finance (costs)/income	(637)	(650)	(316)	42	[3](b), [4](b)(iv)	(1,561)
Share of post-tax results of associates and joint ventures	2,227	—	—	(1,880)	[4](b)(x)	347

Profit before taxation	6,245	7,080	(316)	(1,856)		11,153
Taxation on ordinary activities	(1,406)	(2,641)	89	19		(3,939)

Profit for the year	4,839	4,439	(227)	(1,837)		7,214

Attributable to:
Owners of the parent	4,648	4,439	(227)	(1,837)		7,023
Non-controlling interests	191	—	—	—		191
Earnings per share
Basic (pence)	250.2					306.5 (5)
Diluted (pence)	249.2					304.9 (5)
Weighted average shares outstanding in millions of shares
Basic	1,858			434		2,292 (5)
Diluted	1,865			438		2,303 (5)

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

BRITISH AMERICAN TOBACCO P.L.C.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

GIVING EFFECT TO THE MERGER AS OF DECEMBER 31, 2016

(in millions)	Historical BAT (IFRS)	RAI (IFRS)(2)	Pro forma adjustments			Total pro forma combined
			Financing	Merger
Assets
Non-current assets
Intangible assets	£12,117	£36,824	£—	£72,465	[4](b)(vi), [4](b)(ix)	£121,406
Property, plant and equipment	3,661	1,070	—	—		4,731
Investments in associates and joint ventures	9,507	—	—	(8,051)	[4](b)(x)	1,456
Retirement benefit assets	455	—	—	—		455
Deferred tax assets	436	—	—	—		436
Trade and other receivables	599	59	—	—		658
Available-for-sale investments	43	—	—	—		43
Derivative financial instruments	596	—	—	—		596

Total non-current assets	27,414	37,953	—	64,414		129,781

Current assets
Inventories	5,793	1,425	—	589	[4](b)(v)	7,807
Income tax receivable	69	—	—	—		69
Trade and other receivables	3,884	439	—	(98)	[4](c)	4,225
Available-for-sale investments	15	—	—	—		15
Derivative financial instruments	375	—	—	—		375
Cash and cash equivalents	2,204	1,661	20,192	(19,556)	[4](a), [4](b)	4,501

	12,340	3,525	20,192	(19,065)		16,992
Assets classified as held-for-sale	19	—	—	—		19

Total current assets	12,359	3,525	20,192	(19,065)		17,011

Total assets	39,773	41,478	20,192	45,349		146,792

Equity
Capital and reserves
Share capital	507	—	—	108	[4](d)	615
Share premium, capital redemption and merger reserves	3,931	14,810	—	6,542	[4](d)	25,283
Other reserves	413	(183)	—	183	[4](d)	413
Retained earnings	3,331	3,071	—	18,565	[4](d)	24,967

Owners of the parent	8,182	17,698	—	25,398		51,278

Non-controlling interests	224	—	—	—		224

Total equity	8,406	17,698	—	25,398		51,502

Liabilities
Non-current liabilities
Borrowings	16,488	10,258	8,065	885	[3](a), [4](b)(iv)	35,696
Retirement benefit liabilities	826	1,514	—	—		2,340
Deferred tax liabilities	652	7,781	—	19,228	[4](b)(vii)	27,661
Other provisions for liabilities and charges	386	11	—	(32)	[4](c)	365
Trade and other payables	1,040	66	—	—		1,106
Derivative financial instruments	119	—	—	—		119

Total non-current liabilities	19,511	19,630	8,065	20,081		67,287

Current liabilities
Borrowings	3,007	406	12,127	1	[3](a), [4](b)(iv)	15,541
Income tax payable	558	—	—	—		558
Other provisions for liabilities and charges	407	2,135	—	(33)	[4](c)	2,509
Trade and other payables	7,335	1,609	—	(98)	[4](c)	8,846
Derivative financial instruments	549	—	—	—		549

Total current liabilities	11,856	4,150	12,127	(130)		28,003

Total equity and liabilities	39,773	41,478	20,192	45,349		146,792

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of presentation

The Pro Forma Financial Information set forth herein is based upon the BAT Group’s consolidated financial statements and the RAI Group’s consolidated financial statements and has been prepared to illustrate the effects of the merger, including the financing structure established to fund the merger, as if it had occurred on January 1, 2016 in respect of the Pro Forma Income Statement, and as if it had occurred on December 31, 2016 in respect of the unaudited pro forma condensed combined balance sheet (referred to in this section of this proxy statement/prospectus as the Pro Forma Balance Sheet). The Pro Forma Financial Information is presented for informational purposes only and is not necessarily indicative of the combined company’s financial position or results of operations that would have been realized had the merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the completion of the merger.

The merger will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS under IFRS 3, which requires that one of the two companies in the merger be designated as the acquirer for accounting purposes based on the evidence available. BAT will be treated as the accounting acquirer, and accordingly, the RAI assets acquired and liabilities assumed have been adjusted based on preliminary estimates of fair value. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. The detailed valuation studies necessary to arrive at required estimates of fair values of the assets acquired and liabilities assumed from RAI in the merger have not been completed. Significant assets and liabilities that are subject to preparation and completion of valuation studies to determine appropriate fair value adjustments include property, plant and equipment, identifiable intangible assets and debt obligations. Changes to the fair values of these assets and liabilities will also result in changes to goodwill and deferred income taxes. The actual fair values will be determined upon the completion of the merger and may vary materially from these preliminary estimates.

Pro forma adjustments reflected in the Pro Forma Balance Sheet are based on items that are factually supportable and directly attributable to the merger. Pro forma adjustments reflected in the Pro Forma Income Statement are based on items that are factually supportable, which are directly attributable to the merger and which are expected to have a continuing impact on BAT’s results of operations. Any nonrecurring items directly attributable to the merger are included in the Pro Forma Balance Sheet, but not in the Pro Forma Income Statement. In contrast, any adjusting items that were already included in the BAT Group’s consolidated financial statements or the RAI Group’s consolidated financial statements and not directly related to the merger have not been eliminated—see Note 6. The Pro Forma Financial Information does not reflect the cost of any integration activities or benefits from the merger, including potential synergies that may be generated in future periods.

The BAT Group’s consolidated financial statements were prepared in accordance with IFRS. The RAI Group’s consolidated financial statements were prepared in accordance with U.S. GAAP. The Pro Forma Financial Information includes adjustments to convert the financial information of RAI from U.S. GAAP to IFRS as well as reclassifications to conform RAI’s historical accounting presentation to BAT’s accounting presentation.

The Pro Forma Financial Information is based on the BAT Group’s consolidated financial statements and the RAI Group’s consolidated financial statements, which are included in and attached to, respectively, this proxy statement/prospectus.

The estimated income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Financial Information are calculated using an estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The estimated blended statutory rate and the effective tax rate of the combined group could be significantly different depending on the post-transaction activities and geographical mix of profit before taxes.

RAI’s presentation currency is U.S. dollars, while BAT’s presentation currency is the pound sterling. BAT has used exchange rates of £0.74073/$1 and £0.80997/$1, being the mid-market weighted average rate for the year ended December 31, 2016 and the spot rate at December 31, 2016, respectively, to translate the RAI Group’s consolidated financial statements and all associated financing and merger adjustments. These exchange rates may differ from future exchange rates, which would have an impact on the Pro Forma Financial Information, and would also impact purchase accounting upon the completion of the merger. As an example, utilizing the closing exchange rate at January 31, 2017 of £0.799188/$1 would increase the translated amounts of RAI’s net earnings attributable to BAT and reduce RAI’s total assets presented in Note 2 by £350 million and £551 million, respectively.

Note 2. Adjustments to the RAI Group’s consolidated financial statements

The financial statements below illustrate the impact of adjustments made to the RAI Group’s consolidated financial statements in order to present them on a basis consistent with BAT’s accounting policies under IFRS. These adjustments reflect BAT’s best estimates based upon the information currently available to BAT, and could be subject to change once more detailed information is obtained.

Note 2. Adjustments to the RAI Group’s consolidated financial statements (continued)

Unaudited Adjusted RAI Income Statement

For the Year ended December 31, 2016

(in millions)	Historical RAI, USD (U.S. GAAP)	Reclassifications and U.S. GAAP to IFRS adjustments					RAI, GBP (IFRS)
		Reclassifications (2a)	LIFO inventories (2b)	Pensions (2c, 2d)	Revenue recognition (2e)	RAI, USD (IFRS)
Net sales(1)	$12,277	$(12,277)	$—	$—	$—	$—	£—
Net sales, related party	226	(226)	—	—	—	—	—
Revenue	—	12,503	—	—	8	12,511	9,267
Raw materials and consumables used	—	(4,594)	(15)	—	(8)	(4,617)	(3,420)
Changes in inventories of finished goods and work in progress	—	(15)	—	—	—	(15)	(11)
Cost of products sold(1)	(4,841)	4,841	—	—	—	—	—
Employee benefit costs	—	(821)	—	(119)	—	(940)	(696)
Selling, general and administrative expenses	(1,931)	1,931	—	—	—	—	—
Gain on divestiture	4,861	(4,861)	—	—	—	—	—
Depreciation, amortization and impairment costs	—	(123)	—	—	—	(123)	(91)
Amortization expense	(23)	23	—	—	—	—	—
Other operating income	—	4,861	—	—	—	4,861	3,600
Other operating expenses	—	(1,242)	—	—	—	(1,242)	(919)

Profit from operations	10,569	—	(15)	(119)	—	10,435	7,730
Interest and debt expense	(626)	626	—	—	—	—	—
Interest income	8	(8)	—	—	—	—	—
Other income/expenses, net	(260)	260	—	—	—	—	—
Net finance (costs)/income	—	(878)	—	—	—	(878)	(650)
Share of post-tax results of associates and joint ventures	—	—	—	—	—	—	—

Profit before taxation	9,691	—	(15)	(119)	—	9,557	7,080
Provision for income taxes	(3,618)	3,618				—	—
Taxation on ordinary activities	—	(3,618)	6	46	—	(3,566)	(2,641)

Profit for the year	6,073	—	(9)	(73)	—	5,991	4,439

Attributable to:
Owners of the parent	6,073	—	(9)	(73)	—	5,991	4,439
Non-controlling interests	—	—	—	—	—	—	—

(1)	Excludes duty, excise and other taxes of $4,343 million (£3,217 million).

Note 2. Adjustments to the RAI Group’s consolidated financial statements (continued)

Unaudited Adjusted RAI Balance Sheet

As of December 31, 2016

(in millions)	Historical RAI, USD (U.S. GAAP)	Reclassifications and U.S. GAAP to IFRS adjustments				RAI, USD (IFRS)	RAI, GBP (IFRS)
		Reclassifications (2a)	LIFO inventories (2b)	Pensions (2c, 2d)	Revenue recognition (2e)
Assets
Non-current assets
Goodwill	$15,992	$(15,992)	$—	$—	$—	$—	£—
Trademarks and other intangible assets, net of accumulated amortization	29,444	(29,444)	—	—	—	—	—
Intangible assets	—	45,463	—	—	—	45,463	36,824
Property, plant and equipment, net	1,348	(1,348)	—	—	—	—	—
Property, plant and equipment	—	1,321	—	—	—	1,321	1,070
Investments in associates and joint ventures	—	—	—	—	—	—	—
Retirement benefit assets	—	—	—	—	—	—	—
Deferred tax assets	—	—	—	—	—	—	—
Other assets and deferred charges	73	(73)	—	—	—	—	—
Trade and other receivables	—	73	—	—	—	73	59
Available-for-sale investments	—	—	—	—	—	—	—
Derivative financial instruments	—	—	—	—	—	—	—

Total non-current assets	46,857	—	—	—	—	46,857	37,953

Current assets
Inventories	1,645	—	139	—	(25)	1,759	1,425
Income tax receivable	—	—	—	—	—	—	—
Accounts receivable	66	(66)	—	—	—	—	—
Accounts receivable, related party	113	(113)	—	—	—	—	—
Other receivables	10	(10)	—	—	—	—	—
Other current assets	353	(353)	—	—	—	—	—
Trade and other receivables	—	542	—	—	—	542	439
Available-for-sale investments	—	—	—	—	—	—	—
Derivative financial instruments	—	—	—	—	—	—	—
Deferred income taxes, net	—	—	—	—	—	—	—
Cash and cash equivalents	2,051	—	—	—	—	2,051	1,661
Assets classified as held-for-sale	—	—	—	—	—	—	—

Total current assets	4,238	—	139	—	(25)	4,352	3,525

Total assets	51,095	—	139	—	(25)	51,209	41,478

Note 2. Adjustments to the RAI Group’s consolidated financial statements (continued)

Unaudited Adjusted RAI Balance Sheet

As of December 31, 2016

(in millions)	Historical RAI, USD (U.S. GAAP)	Reclassifications and U.S. GAAP to IFRS adjustments				RAI, USD (IFRS)	RAI, GBP (IFRS)
		Reclassifications (2a)	LIFO inventories (2b)	Pensions (2c, 2d)	Revenue recognition (2e)
Equity
Capital and reserves
Share capital	$—	$—	$—	$—	$—	$—	£—
Paid-in capital	18,285	(18,285)	—	—	—	—	—
Share premium, capital redemption and merger reserves	—	18,285	—	—	—	18,285	14,810
Accumulated other comprehensive loss	(314)	314	—	—	—	—	—
Other reserves	—	(314)	—	88	—	(226)	(183)
Retained earnings	3,740	—	139	(88)	—	3,791	3,071

Owners of the parent	21,711	—	139	—	—	21,850	17,698
Non-controlling interests	—	—	—	—	—	—	—

Total equity	21,711	—	139	—	—	21,850	17,698

Liabilities
Non-current liabilities
Long-term debt (less current maturities)	12,664	(12,664)	—	—	—	—	—
Borrowings	—	12,664	—	—	—	12,664	10,258
Long-term retirement benefits (less current portion)	1,869	(1,869)	—	—	—	—	—
Retirement benefit liabilities	—	1,869	—	—	—	1,869	1,514
Long-term deferred income taxes, net	9,607	(9,607)	—	—	—	—	—
Deferred tax liabilities	—	9,607	—	—	—	9,607	7,781
Long-term deferred revenue, related party	39	(39)	—	—	—	—	—
Other noncurrent liabilities	220	(220)	—	—	—	—	—
Other provisions for liabilities and charges	—	39	—	—	(25)	14	11
Trade and other payables	—	82	—	—	—	82	66
Derivative financial instruments	—	—	—	—	—	—	—

Total non-current liabilities	24,399	(138)	—	—	(25)	24,236	19,630

Current liabilities
Current maturities of long-term debt	501	(501)	—	—	—	—	—
Borrowings	—	501	—	—	—	501	406
Income tax payable	—	—	—	—	—	—	—
Tobacco settlement accruals	2,498	(2,498)	—	—	—	—	—
Other current liabilities	1,036	(1,036)	—	—	—	—	—
Other provisions for liabilities and charges	—	2,636	—	—	—	2,636	2,135
Accounts payable	221	(221)	—	—	—	—	—
Due to related party	7	(7)	—	—	—	—	—
Deferred revenue, related party	66	(66)	—	—	—	—	—
Dividends payable on common stock	656	(656)	—	—	—	—	—
Trade and other payables	—	1,986	—	—	—	1,986	1,609
Derivative financial instruments	—	—	—	—	—	—	—

Total current liabilities	4,985	138	—	—	—	5,123	4,150

Total equity and liabilities	51,095	—	139	—	(25)	51,209	41,478

Note 2. Adjustments to the RAI Group’s consolidated financial statements (continued)

(a)	The classification of certain items presented by RAI under U.S. GAAP has been modified in order to align with the presentation used by BAT under IFRS.

Modification to RAI’s historical income statement presentation include:

•	Presentation of net sales and net sales, related party together within revenue;

•	Separate presentation of components of cost of sales into raw materials and consumables used, changes in inventories of finished goods and work in progress, employee benefit costs and depreciation, amortization and impairment costs;

•	Separate presentation of components of selling, general and administrative expenses into employee benefit costs, depreciation, amortization and impairment costs and other operating expenses;

•	Presentation of gain on divestiture in other operating income;

•	Presentation of amortization expense and asset impairment charges within depreciation, amortization and impairment costs; and

•	Presentation of interest and debt expense, interest income and other income/expenses (net) within net finance (costs)/income.

Modification to RAI’s historical balance sheet presentation include:

•	Presentation of goodwill within intangible assets;

•	Presentation of trademarks and other intangible assets, net of accumulated amortization, within intangible assets;

•	Presentation of other assets and deferred charges, other receivables, accounts receivable, accounts receivable (related party) and other current assets together within trade and other receivables (current and non-current as applicable);

•	Presentation of tobacco settlement accruals, other current liabilities and liabilities for uncertain tax benefits together within other provisions for liabilities and charges (current);

•	Presentation of liabilities for uncertain tax benefits from other noncurrent liabilities to other provisions for liabilities and charges (current); and

•	Presentation of accounts payable, due to related party, deferred revenue related party and dividends payable on common stock together within other provisions for liabilities and charges (non-current).

(b)	Under U.S. GAAP, RAI has historically accounted for the cost of tobacco inventories principally under the last-in, first-out, or LIFO method. The LIFO method of accounting for inventory is not allowable under IFRS, and BAT accounts for these inventories based on the weighted average cost method. Consequently, RAI’s LIFO reserve of $139 million and the related benefit to raw materials and consumables used of $15 million, have been reversed with a related impact to provision for income taxes of $6 million. The net impact to retained earnings is $139 million.

(c)	Under U.S. GAAP, the expected return on pension plan assets is used to calculate the return component of net periodic benefit costs, with the difference between the actual and expected rate of return recognized as a component of actuarial gains and losses within accumulated other comprehensive income with subsequent recognition in the income statement to the extent the net gains or losses are in excess of the corridor. Under IFRS as applied by BAT, net interest cost on defined benefit plans, a component of defined benefit costs, is calculated by applying the discount rate assumption to the net defined benefit liability. The difference between actual return on plan assets and the component of net interest derived from plan assets is recognized in accumulated other comprehensive income as a component of remeasurement gains and losses. IFRS does not permit recognition of remeasurement gains and losses in profit in current or future periods.

As a result, employee benefit costs for the year ended December 31, 2016 reflects an increase of $80 million. This comprises a combination of a debit to net periodic benefit cost of $125 million and the reversal of RAI’s “mark to market” adjustment to record actuarial gains in excess of corridor amounting to $45 million in 2016. The related impact to taxation on ordinary activities is $31 million.

(d)	Under U.S. GAAP, prior service costs are recognized in accumulated other comprehensive income at the date of the adoption of the plan amendment and then amortized into income as employee benefit costs. Under IFRS, prior service costs cannot be spread over a future service period but rather are recognized immediately. Accordingly, employee benefit costs for the year ended December 31, 2016 reflect an increase of $39 million to reverse prior service cost gains, which were amortized to income in the period as employee benefit costs. The related impact to taxation on ordinary activities is $15 million. Additionally, accumulated prior service cost gains of $88 million (net of tax) recorded in accumulated other comprehensive income relating to periods prior to and including 2016 have been reclassified to retained earnings.

(e)	RAI has deferred certain related party sales transactions for which the U.S. GAAP revenue recognition criteria have not been met. This is primarily because shipment of the related inventory has not occurred. Under IFRS as applied by BAT, these transactions are determined to meet the revenue recognition criteria requiring the transfer of risks and rewards to the customer prior to period end and have been recognized accordingly.

Note 3. Pro forma adjustments related to financing

(a)	Sources of funding

A $25.0 billion acquisition facility has been entered into by members of the BAT Group with a syndicate of banks to provide financing certainty for the merger. The acquisition facility consists of four credit facilities:

(1)	a $15.0 billion bridge facility, referred to as Facility A, which, subject to two six-month extension options exercisable at BAT’s option, matures on the date falling 12 months after the earlier of (a) the date that the merger completes, referred to as the Closing Date, and (b) the business day falling six months after January 16, 2017, the earlier of (a) and (b) being referred to as the Start Date;

(2)	a $5.0 billion bridge facility, referred to as Facility B, which, subject to two six-month extension options exercisable at BAT’s option, matures on the date falling 24 months after the Start Date;

(3)	a $2.5 billion term loan, referred to as Facility C, which matures on the date falling 36 months after the Start Date; and

(4)	a $2.5 billion term loan, referred to as Facility D, which matures on the date falling 60 months after January 16, 2017.

The acquisition facility bears interest at a rate per annum equal to LIBOR (or in the case of euro-denominated borrowings, EURIBOR) plus the applicable margin, which, based on BAT’s current ratings as assessed by Standard & Poor’s Ratings Services and Moody’s Investors Service, are as follows: (1) Facility A: between 0.3625% and 1.5625% per annum based on the applicable borrowing period; (2) Facility B: between 0.4125% and 2.2125% per annum based on the applicable borrowing period; (3) Facility C: 0.70% per annum; and (4) Facility D: 0.80% per annum. These rates are subject to adjustments in accordance with the terms of the acquisition facility based on the applicable credit rating assigned to the BAT Group. If the LIBOR or EURIBOR rate is below zero, such rate shall be deemed to be zero. A copy of this acquisition facility agreement is filed as an exhibit to the registration statement of Form F-4 of which this proxy statement/prospectus forms a part.

BAT separately entered into a £5.68 billion revolving credit facility which has two revolving facilities to be used for the general corporate purposes of the BAT Group: (1) a £2.84 billion 364-day facility, which is a new facility, referred to as Revolving Facility A; and (2) a £2.84 billion facility maturing on May 29, 2021, which effectively replaces BAT’s existing £3 billion revolving credit facility entered into on May 29, 2014. A copy of this revolving credit facility agreement is filed as an exhibit to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part.

BAT has assumed this new revolving credit facility will not be drawn on with respect to the merger and accordingly this facility has been excluded from the debt financing adjustments below.

The financing adjustments to cash and debt reflected in the Pro Forma Balance Sheet are as follows:

(in £ millions)	Financing adjustments
Proceeds from Facility A	12,150
Proceeds from Facility B	4,050
Proceeds from Facility C	2,025
Proceeds from Facility D	2,025

Total sources of funding	20,250
Debt issuance costs	(58	)(1)

Total sources of funding, net	20,192

Presented as:
Current portion of debt adjustment	12,127
Non-current portion of debt adjustment	8,065

(1)	In relation to Facility A, Facility B, Facility C and Facility D, debt issuance costs are assumed to be £30 million, £12 million, £7 million and £9 million, respectively.

(b)	Financing charges

Interest expense in the Pro Forma Income Statement has been adjusted as follows based on the expected sources of funding described above:

(in £ millions)	Average principal	Interest rate	Interest expense
Facility A	12,150	1.48%	164
Facility B	4,050	1.53%	56
Facility C	2,025	1.70%	31
Facility D	2,025	1.80%	33

Total	20,250		284
Debt issuance cost amortization:
Facility A			21
Facility B			4
Facility C			1
Facility D			1

Total interest expense adjustment			311

As of January 31, 2017, the BAT Group’s credit rating was BBB+ and Baa2 with Standard & Poor’s Ratings Services and Moody’s Investor Service, respectively. For purposes of the interest expense calculation, BAT has assumed an interest rate based on the opening margin within the applicable margin matrix for each facility for an average credit rating of BBB+/Baa2 with increases at each period specified in the acquisition facility agreement. BAT has also considered the variability of the applicable margin based on the BAT Group’s credit rating in accordance with each applicable margin matrix, which each include a maximum rating of “A-/A3” to a minimum rating of “BBB-/Baa3 or below.” A change in the credit rating to BBB-/Baa3 or lower (or no rating) from BBB+/Baa2 would increase the interest expense for the Pro Forma Income Statement by approximately £33 million. A change in the credit rating of the BAT Group to A-/A3 from BBB+/Baa2 would decrease the interest expense for the Pro Forma Income Statement by approximately £11 million.

For the purposes of calculating the above interest expense, a three-month U.S. dollar LIBOR rate of 1.0% as of January 31, 2017 has been assumed, which may differ from the rates in place when actually utilizing the facilities. A hypothetical change in interest rates of 0.125% would increase or decrease total interest expense for the Pro Forma Income Statement by approximately £23 million.

In addition to incremental interest charges, BAT has also recorded a pro forma adjustment for debt issuance cost amortization for each facility, which will be deferred and amortized over the duration of the borrowing in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

For the purposes of the Pro Forma Financial Information, BAT has assumed that the new borrowings under the facilities will remain unchanged during the fiscal year ended December 31, 2016.

BAT may continue to seek alternatives to refinance the facilities in order to achieve its long term capital structure target. For the purposes of this Pro Forma Financial Information, BAT has assumed that no such financings, refinancings or repayments have occurred.

In addition, BAT has assumed £5 million in facility fees will be incurred with respect to Revolving Facility A.

The tax benefit on the total financing charges was £89 million.

Note 4. Pro forma adjustments related to the merger

(a)	Transaction and related costs

It has been estimated that total transaction and related costs of £212 million (£168 million after tax) will be incurred collectively by BAT and RAI in connection with the merger, which include advisory, legal, audit, valuation and other professional fees. BAT and RAI incurred £11 million and £4 million of transaction and related costs, respectively (£9 million and £3 million after tax, respectively) in the year ended December 31, 2016. As a result, an adjustment has been made to remove the expenses from the Pro Forma Income Statement.

Total transaction costs estimated to be incurred by BAT in conjunction with the merger are £126 million (£102 million net of tax). An adjustment of £93 million has been presented in the Pro Forma Balance Sheet as a reduction to cash and a corresponding reduction to retained earnings to represent the estimated total after tax transaction and related costs, net of those that have already been incurred by BAT. Total transaction costs estimated by RAI in conjunction with the merger are £86 million (£66 million net of tax). An adjustment of £63 million has been presented in the Pro Forma Balance Sheet as a reduction to cash and a corresponding increase to goodwill as these transaction costs will reduce RAI’s retained earnings prior to the consummation of the merger.

(b)	Preliminary purchase consideration and allocation

The merger will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS. Under this method, the RAI assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. In accordance with IFRS, BAT measures fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The final fair values will be determined upon the completion of the merger and may vary materially from these estimates.

Preliminary Purchase Price

The estimated purchase consideration is calculated as follows:

(in £ millions, except per share data and share price)
RAI shares outstanding as of January 31, 2017, other than those held by BAT	824,566,134
Exchange ratio	0.5260

Total BAT ordinary shares to be issued to RAI shareholders, other than BAT	433,721,786
BAT ADS closing price as of January 31, 2017	£49.21

Total equity consideration	21,343	(i)
Cash consideration	19,400	(ii)
Additional consideration for stock compensation	117	(iii)

Total purchase consideration	40,860

Add: Fair market value of total debt assumed	11,550	(iv)
Less: Total cash acquired	(1,661)

Purchase consideration, including debt assumed and net of cash acquired	50,749

Fair value of 42.2% BAT equity interest already held	29,715	(x)

Total purchase consideration and fair value of BAT equity interest already held	70,575

(i)

The total equity consideration for each share of RAI common stock was estimated using the closing price of BAT ADSs on the NYSE MKT as of January 31, 2017 after giving effect to the BAT ADS ratio change converted to pounds sterling using the mid-market exchange rate at January 31, 2017 of £0.799188/$1, and the number of shares outstanding not held by the BAT Group as of January 31, 2017 which was the last practicable date prior to the issuance of this Pro Forma Financial Information. The actual purchase consideration will be determined upon the completion of the merger. A hypothetical 5% change in the price of BAT ADSs, all other factors remaining constant, would result in a corresponding increase or decrease in the total purchase consideration of £1.1 billion.

No fractional BAT ADSs will be issued in the merger, and RAI shareholders will receive cash in lieu of fractional BAT ADSs. The amount of cash required to be disbursed for the fractional BAT ADSs from the sale of such BAT ADSs is not expected to be material, cannot be determined until the closing of the merger and is not included in the Pro Forma Financial Information. See “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Exchange of Shares in the Merger.”

(ii)	The total cash consideration was estimated using the shares of RAI common stock outstanding as of January 31, 2017, other than those held by the BAT Group, and the $29.44 due to RAI shareholders for each share of RAI common stock other than those held by the BAT Group, converted to pounds sterling using the mid-market exchange rate at January 31, 2017 of £0.799188/$1. A hypothetical 5% change in the exchange rate, all other factors remaining constant, would result in a corresponding increase or decrease in the total purchase consideration of £775 million.

(iii)	Upon completion of the merger, each cash-out RSU will be canceled and converted into the right to receive merger consideration and cash for any accrued dividend equivalent right in respect of such cash-out RSU, in each case less any required withholding taxes.

Rollover RSUs will be converted into a restricted stock unit of BAT with respect to a target number of BAT ADS equal to the product of (1) the target number of shares of RAI common stock subject to the rollover RSUs immediately prior to the completion of the merger and (2) the RSU exchange ratio subject to adjustment as provided in the merger agreement to prevent dilution. The portion of the award that has been included as part of the consideration has been determined by multiplying the fair value of the award as of January 31, 2017 by the portion of the requisite service period that elapsed prior to the merger divided by the total service period.

The estimated portion of the award attributable to post-combination services resulted in additional compensation expense of £40 million in employee benefit costs for the year ended December 31, 2016. This adjustment has been tax affected using a statutory tax rate of 39.5% resulting in a net adjustment of £24 million for the year ended December 31, 2016.

RAI also has an equity incentive award plan for directors of RAI which provides grants of RAI DSUs. These units are settled in either cash or shares of RAI common stock on the later of January 2 of a specified year or January 2 following a director’s last year of service on the board. As these units can be cash settled they are accrued and recorded in other current and other non-current liabilities on the historical RAI balance sheet. Upon completion of the merger, these RAI DSUs will be converted to the right to receive merger consideration, or another form of payment as may be required by the applicable benefit plan that is equal in value to the merger consideration, less any required withholding taxes, for each share of RAI common stock subject to such RAI DSU. Accordingly, no adjustment has been recorded in the Pro Forma Financial Information.

(iv)	The estimated fair value of RAI’s debt is estimated to be £11.6 billion, or a net increase of £886 million compared to the carrying value of £10.7 billion. An adjustment of £1 million and £885 million to the current and non-current portion of long-term debt, respectively, is recorded to adjust the carrying value to reflect the fair value of debt assumed, with a net increase in deferred tax asset of £350 million. As a result of the step-up in fair value of existing RAI debt, annual interest expense is reduced by £36 million, with an associated £14 million increase in income tax expense for the year ended December 31, 2016. Interest expense is further adjusted to reflect the elimination of amortization related to RAI’s previously deferred debt issuance costs of £6 million for the year ended December 31, 2016 (£2 million net of tax). For the purpose of the Pro Forma Financial Information, BAT has assumed there are no amounts outstanding as of the completion of the merger under RAI’s revolving credit facility.

Preliminary Allocation of Purchase Price

The preliminary allocation of purchase consideration to estimated fair value of acquired assets and liabilities is as follows:

(in £ millions)
Estimated fair values of assets acquired and liabilities assumed
Inventory	2,014	(v)
Identifiable intangible assets	71,474	(vi)
Borrowings	(11,550	)(iv)
Deferred taxes, net	(27,009	)(vii)
Other net liabilities assumed	(2,106	)(viii)
Goodwill	37,752	(ix)

Total allocation	70,575

(v)	BAT’s pro forma fair value adjustment to inventory of £589 million is based on RAI’s inventory as of December 31, 2016 with a carrying value of £1.4 billion. As BAT sells the acquired inventory, its cost of sales will reflect the increased valuation of RAI’s inventory, which will temporarily reduce BAT’s gross margins until such inventory is sold. This is considered a non-recurring adjustment and, as such, is not included in the Pro Forma Income Statement.

(vi)	The estimated fair value of RAI’s intangible assets is estimated to be £71.5 billion, or a net increase of £47.6 billion compared to a carrying value of £23.9 billion. The primary intangible assets include brands and trademarks, for which the fair value estimates of identifiable intangible assets have been determined based on publicly available benchmark data using the income approach. The assumptions used by BAT to arrive at the estimated fair value of the identifiable intangible assets have been derived primarily from publicly available information, including market transactions of varying degrees of comparability. However, a detailed analysis has not been completed and actual results may differ materially from these estimates.

The RAI Group holds a number of internally developed patents and technologies, particularly in relation to its next generation products business. BAT does not have sufficient information at this time nor has it identified any appropriately comparable market transactions to perform any valuation analysis. These factors could result in differences between fair value and net book value. Accordingly, for the purposes of this Pro Forma Financial Information, BAT believes, to the best of its knowledge that the current RAI carrying values represent the best estimate of fair value. This estimate is preliminary and subject to change and could vary materially from the actual adjustment on the effective date of the merger.

The fair value and weighted average estimated useful life of identifiable intangible assets are estimated as follows:

	Fair value	Weighted- average estimated useful life	Annual amortization
	(£ in millions)	(in years)	(£ in millions)
Trademarks and similar intangibles	70,749	Indefinite	—
Trademarks and similar intangibles	571	20	29
Trademarks and similar intangibles	154	5-15	29

Total acquired identifiable intangible assets	71,474		58

Less: RAI’s historical net book value of intangible assets	(23,871)

Adjustment to intangible assets, net	47,603

Based on the estimated respective fair values of identified intangible assets and the weighted average estimated useful lives, an increase to amortization expense of £58 million has been included in the Pro Forma Income Statement. The related estimated net increase to income tax expense for the Pro Forma Income Statement is £23 million.

(vii)	A net adjustment of £19.2 billion to non-current deferred tax liabilities has been recorded on the net fair value step-up on RAI’s assets acquired and liabilities assumed. This adjustment includes the recognition of a deferred tax liability of £28.2 billion relating to the estimated gross fair value of RAI’s identified intangible assets, a deferred tax asset of £350 million resulting from the fair value step-up of existing RAI debt as discussed in Note 4(b)(iv) and a deferred tax liability of £233 million resulting from the fair value step-up of RAI inventory as discussed in Note 4(b)(v), offset by the reversal of RAI’s historical deferred tax balance of £8.9 billion on its historical value of identified intangible assets. Additionally, £1.1 billion of historical deferred tax assets were acquired.

(viii)	Total net liabilities assumed excluding inventory, identifiable intangible assets, borrowings, net deferred taxes and goodwill was £2.1 billion. Fair value approximated carrying value; therefore, no adjustments were required for these balances. Property, plant and equipment is required to be measured at fair value unless those assets are classified as held-for-sale on the acquisition date. The acquired assets can include assets that are not intended to be used or sold, or that are intended to be used or sold, or that are intended to be used in a manner other than their highest and best use. BAT does not have sufficient information at this time as to the specific nature, age, condition or location of the land and land improvements, buildings and leasehold improvements, machinery and equipment and construction-in-process, and BAT does not know the appropriate valuation premise, in use or in exchange, as the valuation premise requires a certain level of knowledge about the assets being evaluated, as well as a profile of the associated market participants. All of these factors could result in differences between fair value and net book value. Accordingly, for the purposes of this Pro Forma Financial Information, BAT believes, to the best of its knowledge that the current RAI carrying values represent the best estimate of fair value. This estimate is preliminary and subject to change and could vary materially from the actual adjustment on the effective date of the merger.

(ix)	The goodwill balance arising from the merger is estimated to be £37.8 billion, which represents an adjustment of £24.8 billion. The goodwill has been calculated as the excess of the sum of the purchase consideration of £40.9 billion and the £29.7 billion fair value of the equity interest already held by BAT at the time of the merger over the fair value of the net assets acquired of £32.8 billion.

(x)	As part of the merger, BAT’s previous equity method investment in RAI will be eliminated as part of the step acquisition. A step acquisition occurs when a controlling ownership interest is gained over a period of time. The accounting guidance requires that the previously held equity interest be remeasured at fair value and any difference between the fair value and the carrying value of the previously held equity interest be recognized as a gain or loss in the income statement. The implied value of BAT’s 42.2% of equity interest in RAI was determined using the value of the merger consideration of 0.5260 of a BAT ordinary share and $29.44 in cash, without interest, for each share of RAI common stock based on the closing share price of BAT ADSs on the NYSE MKT, and the mid-market exchange rate of £0.799188/$1, each as of January 31, 2017, which was the last practicable date prior to the issuance of this Pro Forma Financial Information. A hypothetical 5% change in the price of a BAT share, all other factors remaining constant, would result in a corresponding increase or decrease in fair value of approximately £778 million. The carrying value of BAT’s equity interest of £8.1 billion and £1.9 billion in profit after tax representing BAT’s share of RAI’s earnings has been eliminated in the Pro Forma Financial Information. The resulting gain of £21.7 billion from the step acquisition is excluded from the Pro Forma Income Statement as it is nonrecurring in nature.

(c)	Intercompany eliminations

Sales between, and balance due to and due from BAT and RAI have been eliminated in the Pro Forma Financial Information. Sales from BAT to RAI amounted to £16 million for the year ended December 31, 2016, and sales from RAI to BAT amounted to £167 million for the year ended December 31, 2016. Payable and receivable positions as of December 31, 2016 of £31 million have been eliminated in the Pro Forma Balance Sheet.

In 2016, BAT and RAI agreed to an early termination of a contract manufacturing agreement and as a result BAT agreed to make a compensation payment of $90 million to RAI, which BAT recognized in expense immediately and RAI recognized in deferred revenue. RAI is recognizing the deferred revenue into income ratably through December 31, 2018. Adjustments to reverse the £73 million charge recorded by BAT, the £8 million of other income recognized by RAI, the £65 million of deferred revenue recorded by RAI and the associated receivable and payables booked by BAT and RAI have been recorded to the Pro Forma Financial Information to eliminate this transaction.

(d)	Impact to shareholders’ equity

The estimated impact to total shareholders’ equity is summarized as follows:

	Merger
in £ millions	Transaction and related costs(1)	Eliminate RAI historical equity(2)	Issuance of BAT common stock(3)	Gain on elimination of associate(4)	Contract manufacturing agreement(5)	Total merger adjustments to equity
Share capital	£—	£—	£108	£—	£—	£108
Share premium	—	(14,810)	21,352	—	—	6,542
Other reserves	—	183	—	—	—	183
Retained earnings	(93)	(3,071)	—	21,664	65	18,565

Owners of the parent	(93)	(17,698)	21,460	21,664	65	25,398
Non-controlling interest	—	—	—	—	—	—

Total shareholders’ equity	(93)	(17,698)	21,460	21,664	65	25,398

(1)	Refer to Note 4(a).
(2)	Refer to Pro Forma Balance Sheet.
(3)	Refer to Note 4(b)(i) and 4(b)(iii).
(4)	Refer to Note 4(b)(x).
(5)	Refer to Note 4(c).

Note 5. Pro forma earnings per share

The weighted average number of BAT ordinary shares used in computing basic earnings per share has been calculated using the weighted average number of BAT ordinary shares issued and outstanding during the period and the number of shares of RAI common stock issued and outstanding as at the period end, giving effect to the exchange ratio established in the merger agreement. For the year ended December 31, 2016, the BAT pro forma basic earnings per share was calculated using 2,292 million weighted average shares, which reflects the 1,858 million weighted average of BAT ordinary shares issued and outstanding for the period and the 825 million shares of RAI common stock outstanding other than those held by BAT at December 31, 2016, converted to 434 million shares per the merger agreement.

The 2,303 million weighted average number of BAT ordinary shares used in computing diluted earnings per share has been calculated using the 2,292 million basic average number of BAT ordinary shares as per the paragraph above, adjusted for the dilutive impact of 7 million relevant to BAT and 4 million relevant to RAI RSUs converted to 4 million shares per the exchange ratio set out in the merger agreement.

Note 6. Adjusting items

Adjusting items are defined in note 1 to the BAT Group’s consolidated financial statements on page [●] of this proxy statement/prospectus.

As disclosed in note 3 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus, adjusting items in the BAT Group’s 2016 operating profit include:

•	Restructuring and integration costs, totaling £603 million;

•	Amortization and impairment of trademarks and similar intangibles charges totaling £149 million;

•	Charges related to Fox River totaling £20 million; and

•	South Korea sales tax charges totaling £53 million.

As disclosed in note 5 to the BAT Group’s consolidated financial statements beginning on page [●] of this proxy statement/prospectus, adjusting items in RAI’s 2016 operating profit include:

•	Gain in relation to the sale of the international rights to NATURAL AMERICAN SPIRIT to JT International Holding BV, a subsidiary of Japan Tobacco Inc., of $4,861 million (£3,600 million);

•	Implementation costs of $36 million (£27 million);

•	Costs in respect of a number of Engle progeny lawsuits and other tobacco litigation charges that amounted to $86 million (£64 million);

•	Income of $6 million (£4 million) related to the Non-Participating Manufacturer (NPM) Adjustment claims of the states no longer challenging the findings of non-diligence entered against them by an Arbitration Panel;

•	Transaction costs of $5 million (£4 million), connected with the merger; and

•	Income relating to the early termination of the manufacturing agreement between BATUS Japan Inc. and RJR Tobacco Company of $90 million (£67 million).

These adjusting items are not directly related to the merger, and as such have not been adjusted for in the Pro Forma Financial Information, with the exception of the income related to the early termination of the manufacturing agreement, which is discussed above in Note 4(c).

DESCRIPTION OF BAT ORDINARY SHARES

The following is a summary of the material terms of (1) the BAT ordinary shares as set forth in the BAT articles of association; (2) English law insofar as it applies to the BAT ordinary shares; and (3) the BAT articles of association, which were adopted pursuant to a special resolution (as defined below) on April 28, 2010. Please note that this is only a summary, and may not contain all of the information relevant to you. Accordingly, you should read the more detailed provisions of the BAT articles of association.

BAT Articles of Association

The BAT articles of association are included as Annex F to this proxy statement/prospectus. BAT is registered in England and Wales under the UK Companies Act 2006 with company registration number 3407696. BAT’s purposes and objects are not restricted.

Share Capital

As at March 16, 2017, the issued and fully paid share capital of BAT was 2,027,024,093 ordinary shares, each with a nominal value of 25 pence. Of this number, 162,645,590 BAT ordinary shares were registered as treasury shares. There are no acquisition rights or obligations in relation to the issue of BAT ordinary shares in the capital of BAT or an undertaking to increase the capital of BAT. There are no convertible securities, exchangeable securities or securities with warrants in BAT.

History of BAT Share Capital

Save as disclosed below, during the three years immediately preceding the date of this proxy statement/prospectus, BAT has not issued any of its share capital and there are, and have been, save in connection with BAT employee share plans, no options outstanding to acquire any share capital of BAT.

As at January 1, 2014, the issued share capital of BAT consisted of 2,026,456,406 BAT ordinary shares. During the year ended December 31, 2014, BAT repurchased 23,129,245 BAT ordinary shares, representing 1.24% of the issued share capital (excluding treasury shares) as at December 31, 2014 and at a value of £795.2 million, excluding transaction costs. In accordance with BAT’s policy, none of these repurchased shares were canceled and all of these shares are held as treasury shares and as at December 31, 2014 the number of treasury shares was 162,645,590. In connection with BAT employee share plans, 236,623 new BAT ordinary shares were issued during the year ended December 31, 2014 to satisfy remuneration awards. As at December 31, 2014, BAT had an allotted and fully paid share capital of 2,026,693,029 BAT ordinary shares (including 162,645,590 treasury shares).

BAT’s buy-back program was suspended with effect from July 30, 2014. As a result, no BAT ordinary shares were repurchased in 2015. In connection with BAT employee share plans, 173,695 new BAT ordinary shares were issued during the year ended December 31, 2015 to satisfy remuneration awards. As at December 31, 2015, BAT had an allotted and fully paid share capital of 2,026,866,724 BAT ordinary shares (including 162,645,590 treasury shares).

As at December 31, 2016, BAT had an allotted and fully paid share capital of 2,027,019,508 BAT ordinary shares (including 162,645,590 treasury shares). In connection with BAT employee share plans, 152,784 BAT ordinary shares were issued during the year ended December 31, 2016 to satisfy remuneration awards.

For more information about the issue of shares in connection with BAT employee share plans, see “Business of BAT—Directors and Management Board—BAT’s Remuneration Report 2016; BAT’s Remuneration Policy 2016.”

Liability of Shareholders

The liability of the shareholders is limited to the amount, if any, unpaid on the shares held by them. Shareholders are referred to as members in the BAT articles of association and the UK Companies Act 2006. All

BAT ordinary shares are, and all BAT ordinary shares that will be issued in connection with the merger will be, fully paid and, accordingly, no further contribution of capital may be required by BAT from the holders of BAT ordinary shares.

Further Issuances of Share Capital and Preemptive Rights

Pursuant to the UK Companies Act 2006, BAT’s directors are, with certain exceptions, not permitted to allot any equity securities without express authorization from BAT’s shareholders. Further, under the UK Companies Act 2006, BAT may not issue shares for cash (other than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favorable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders. See “—Voting Rights” beginning on page [●] of this proxy statement/prospectus for an explanation of the requirements for approval of a special resolution.

On April 27, 2016 at the annual general meeting of BAT:

1.	an ordinary resolution (as defined below) was passed granting the directors the authority to allot shares in the capital of BAT up to a maximum nominal amount of £310,705,147, representing the Investment Association guideline limit of two-thirds of BAT’s issued ordinary share capital (excluding treasury shares) as at March 14, 2016; and

2.	a special resolution was passed granting directors the authority to allot shares for cash or by way of sale of treasury shares without complying with the pre-emption rights in the UK Companies Act 2006 in certain circumstances. The authority permits directors to allot: (a) shares up to a nominal amount of £310,705,147, representing two-thirds of BAT’s issued share capital at the time, on an offer to existing shareholders on a pre-emptive basis. However, unless the shares are allotted pursuant to a rights issue (rather than an open offer), the directors can only allot shares up to a nominal amount of £155,352,573, representing one-third of BAT’s issued share capital; and (b) shares up to a maximum nominal value of £23,302,886, representing approximately 5% of the issued ordinary share capital of BAT (excluding treasury shares) as at March 14, 2016, otherwise than in connection with an offer to existing shareholders.

Subject to receipt of authorization from BAT’s shareholders, the directors may issue shares with such rights or restrictions, including shares that are redeemable at the option of BAT or the shareholder, as the directors or BAT by ordinary resolution may determine. See “—Voting Rights” beginning on page [●] of this proxy statement/prospectus for an explanation of the requirements for approval of an ordinary resolution. Throughout this section, references to shares of BAT refer to any shares that may be issued out of the capital of BAT, including BAT ordinary shares.

BAT intends to ask its shareholders to authorize the directors to issue and allot 435,879,959 new fully paid BAT ordinary shares, which will be delivered as the stock portion of the merger consideration. Assuming the merger is completed, BAT’s issued and fully paid share capital will consist of 2,300,258,462 BAT ordinary shares.

Changes to the Share Capital

Shareholder approval by ordinary resolution is required for BAT to:

•	consolidate and divide all or any of its share capital into shares of larger nominal amount than its existing shares;

•	sub-divide its shares, or any of them, into shares of smaller nominal amount than its existing shares; and

•	determine that, as between the shares resulting from such a sub-division, any of the shares may have any preference or advantage as compared with the others.

The UK Companies Act 2006 contains the procedural requirements for a reduction of capital. The reduction of capital must be approved by shareholders by special resolution, and must be approved by a court. The decision to approve the reduction is at the court’s discretion, and it will consider whether (a) the reduction is for a discernible purpose, (b) all shareholders are treated equally, (c) the reduction has been properly explained to shareholders and (d) the company’s creditors are safeguarded. Subject to these requirements, BAT may reduce its share capital, its capital redemption reserve and any share premium account in any way.

Repurchase of Shares

Once approved by BAT shareholders by ordinary resolution and subject to certain procedural requirements of the UK Companies Act 2006, BAT may repurchase its own shares, including any BAT ordinary shares and any redeemable shares that may be issued. Any shares which have been repurchased may be held as treasury shares or, if not so held, must be canceled immediately upon the completion of the purchase, thereby reducing the amount of BAT’s issued share capital.

Dividends

BAT shareholders may by ordinary resolution declare dividends in accordance with the respective rights of the shareholders but no dividends shall exceed the amount recommended by the directors. No dividend shall be paid other than out of profits available for distribution as specified in the UK Companies Act 2006. The directors may pay interim dividends or dividends payable at a fixed rate, if it appears to them that they are justified by the profits of BAT available for distribution. If the directors act in good faith, they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights, including the BAT ordinary shares.

BAT ordinary shares carry the right to receive dividends and distributions that have been declared by BAT on a pro rata basis but have no other right to share in the profits of BAT and are not entitled to any fixed income. BAT may issue shares that rank prior to the BAT ordinary shares in respect of payment of dividends.

BAT shareholders may, at a general meeting declaring a dividend, upon the recommendation of the directors and by ordinary resolution, direct that the payment of all or any part of the dividend be satisfied by the distribution of specific assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit.

The directors may, with the approval of BAT shareholders by ordinary resolution, offer any holders of BAT ordinary shares the right to elect to receive BAT ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend. BAT or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared.

No dividend or other money payable in respect of a share shall bear interest against BAT, unless otherwise provided by the rights attached to the share. Dividends or other distributions paid in respect of BAT ordinary shares do not bear interest.

The directors may elect to pay dividends solely by means of electronic transfer, or such other method as the directors deem appropriate and which method may be different for different holders or groups of holders of shares, to an account nominated in writing by the holder of the shares. Amounts due to shareholders who provide no, or invalid, account details may be held in an account in BAT’s name until such shareholders nominate a valid account.

BAT may cease sending dividend payments in respect of any shares if these payments have been returned undelivered to, or left uncashed by, the shareholder on at least two consecutive occasions or, if following one such occasion, reasonably inquiries have failed to establish a shareholder’s new address. BAT must recommence sending payments for dividends payable on that share if the person(s) entitled so request and have supplied in writing a new address or account to be used for that purpose.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment will, if the directors so resolve, be forfeited and cease to remain owing by BAT.

Voting Rights

All BAT ordinary shares have equal voting rights and are entitled to attend and vote at all general meetings of BAT. BAT may issue, subject to the restrictions discussed above under the caption “Share Capital—Further issuances of share capital and preemptive rights” beginning on page [●] of this proxy statement/prospectus, shares with preferential voting rights. This section assumes that all shares have equal voting rights and that no preferential shares are issued.

Under English law, resolutions to be voted on by shareholders at a general meeting can be either an ordinary resolution, which means that the resolution must be passed by a simple majority of shareholders or holders of a simple majority of the shares (depending on whether the vote is by a show of hands or by a poll) present in person or by proxy and entitled to vote at the general meeting, or a special resolution, which means that the resolution must be passed by a majority of not less than 75% of the shareholders or holders of 75% of the shares (depending on whether the vote is by a show of hands or by a poll) present in person or by proxy and entitled to vote at the general meeting. For a resolution to be regarded as a special resolution, the notice of the general meeting must specify the intention to propose the resolution as a special resolution.

A resolution put to the vote of a general meeting must be decided on a show of hands unless either the notice of the meeting specifies that a poll will be called on such resolution or a poll is (before the resolution is put to the vote on a show of hands or immediately after the result of a show of hands on that resolution is declared) demanded by:

•	the chairman of the meeting;

•	a majority of the directors present at the meeting;

•	not less than five shareholders having the right to vote at the meeting;

•	a shareholder or shareholders representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting (excluding any voting rights attached to any shares in BAT held as treasury shares); or

•	a shareholder or shareholders holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in BAT conferring a right to vote at the meeting which are held as treasury shares).

On a show of hands, every shareholder who is present in person has one vote regardless of the number of shares held by such shareholder. Every proxy duly appointed by one or more shareholders entitled to vote on the resolution and present has one vote, except that if the proxy has been duly appointed by more than one shareholder entitled to vote and is instructed by one or more of those shareholders to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those shareholders to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way) he has one vote for and one vote against the resolution.

On a poll every shareholder present in person or by duly appointed proxy has one vote for every share held by the shareholder. A shareholder or his, her or its duly appointed proxy entitled to more than one vote need not use all his, her or its votes or cast all the votes he, she or it uses the same way.

For the purposes of determining which persons are entitled to attend or vote at a general meeting, BAT may specify in the notice convening the meeting a time, not more than 48 hours before the time fixed for the meeting (not including any part of a day that is not a working day), by which a person must be entered on the register in order to have the right to attend or vote at the meeting.

In the case of joint holders, the most senior of the joint holders who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of shareholders.

If any shares are issued by BAT that are not fully paid, holders of those shares will not be permitted to vote at any general meeting or at any separate meeting of the holders of that class of shares, either in person or by proxy, unless all amounts presently payable by such holder in respect of that share have been paid.

Neither English law nor BAT’s articles of association impose any limitation on the rights of non-UK residents or foreign shareholders to own BAT ordinary shares, including the rights to hold or exercise voting rights on the BAT ordinary shares.

Transfer of the Shares

A share in certificated form may be transferred by an instrument of transfer which may be in any usual form or in any other form approved by the directors, executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee. A share in uncertificated form may be transferred by means of the relevant system concerned. The transfer may not be in favor of more than four transferees.

In their absolute discretion, the directors may refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the UKLA such refusal does not prevent dealings in the shares from taking place on an open and proper basis. The directors may also refuse to register a transfer of a share in certificated form (whether fully paid or not) unless the instrument of transfer:

•	is lodged, duly stamped, at the registered office of BAT or such other place as the directors may appoint and is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

•	is in respect of only one class of share; and

•	is not in favor of more than four transferees.

The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where BAT is entitled to refuse to register the transfer under the Uncertificated Securities Regulations 2001.

If the directors refuse to register a transfer of a share, they shall as soon as practicable and in any event within two months after the date on which the transfer was lodged with BAT (in the case of a transfer of a share in certificated form) or the date on which the operator-instruction was received by BAT (in the case of a transfer of a share in uncertificated form which will be held thereafter in certificated form) send to the transferee notice of the refusal together with reasons for the refusal. The directors shall send to the transferee such further information about the reasons for the refusal to the transferee as the transferee may reasonably request.

No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

For uncertificated shares, transfers shall be registered only in accordance with the terms of the Uncertificated Securities Regulations 2001.

Distribution of Assets on a Winding-up

If BAT is wound up, the liquidator may, with the approval of shareholders by a special resolution and any other approvals required by law, divide among the shareholders in specie the whole or any part of the assets of BAT and may, for that purpose, value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with such approvals, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as he may with the like sanction determine, but no shareholder shall be compelled to accept any assets upon which there is a liability.

Disclosure of Shareholding Ownership

There are no provisions in BAT’s articles of association whereby persons acquiring, holding or disposing of a certain percentage of BAT ordinary shares are required to make disclosure of their ownership percentage, although there are such requirements under statute and regulation. For a description of these requirements, including the consequences of failing to comply with these requirements, see “Comparison of Shareholder Rights—Disclosure Interest in Shares” beginning on page [●] of this proxy statement/prospectus.

Untraced Shareholders

BAT is entitled to sell at the best price reasonably obtainable any share held by a shareholder, or any share to which a person is entitled by transmission of the title of such share if:

•	for a period of 12 years, no payment for amounts payable in respect of the share sent and payable in a manner authorized by the articles of association has been cashed or effected and no communication has been received by BAT from the shareholder or person concerned;

•	during that period BAT has paid at least three cash dividends (whether interim or final) and no such dividend has been claimed by the shareholder or person concerned;

•	BAT has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the shareholder or person concerned, given notice of its intention to sell such share, and the advertisements, if not published on the same day, shall have been published within 30 days of each other; and

•	BAT has not, during the further period of three months following the date of publication of the advertisements (or, if published on different dates, the later or latest of them) and prior to the sale of the share, received any communication from the shareholder or person concerned.

BAT will be indebted to the former shareholder or other person previously entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

If, on three consecutive occasions, notices, documents or information sent or supplied to a shareholder have been returned undelivered, the shareholder shall not be entitled to receive any subsequent notice, document or information until he has supplied to BAT (or its agent) a new registered address, or a postal address within the United Kingdom or the Republic of South Africa, or shall have informed BAT of an electronic address.

Variation of Rights

If at any time the capital of BAT is divided into different classes of shares, the rights attached to any class may be varied, either while BAT is a going concern or during or in contemplation of a winding up in such manner (if any) as may be provided by those rights (depending on the drafting of those rights, they may be more significant than is required by law) or if there are no such provisions either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (not including any treasury shares), or with the approval of shareholders by a special resolution passed at a separate meeting of the holders of such shares, but not otherwise.

To every such separate meeting the provisions of the articles of association relating to general meetings shall apply, except that the quorum for any such meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding treasury shares). At an adjourned meeting, the quorum shall be one person holding shares of the class in question (excluding treasury shares) or his, her or its proxy.

Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by BAT of any of its own shares or the holding of such shares in treasury.

Material Tax Consequences

For a discussion that summarizes material U.S. federal income tax consequences and material UK tax consequences to U.S. holders related to the acquisition, ownership and disposition of BAT ordinary shares, see “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences” and “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Material UK Tax Consequences” beginning on pages [●] and [●], respectively, of this proxy statement/prospectus.

Change of Control and Takeovers

BAT is subject to the City Code on Takeovers and Mergers, which governs the conduct of mergers and takeovers in the UK.

An English public limited company such as BAT may be acquired in a number of ways, including by means of a scheme of arrangement (as defined below) between the company and its shareholders or by means of a takeover offer.

A scheme of arrangement is a statutory procedure under the UK Companies Act 2006 pursuant to which the English courts may approve an arrangement between an English company and some or all of its shareholders. In a scheme of arrangement, the company would make an initial application to the court to convene a meeting or meetings of its shareholders at which a majority in number of shareholders representing 75% of the voting rights of the shareholders present and voting either in person or by proxy at the meeting must agree to the arrangement by which they will sell their shares in exchange for the consideration being offered by the bidder. If the shareholders so agree, the company will return to court to request the court to sanction the arrangement. Upon such a scheme of arrangement becoming effective in accordance with its terms and the UK Companies Act 2006, it will bind the company and such shareholders.

A takeover offer is an offer to acquire all of the outstanding shares of a company (other than shares which at the date of the offer are already held by the bidder). Under the City Code on Takeovers and Mergers and in order to squeeze out dissenting shareholders, the offer must be made on identical terms to all holders of shares to which the offer relates. If the bidder, by virtue of acceptances of the offer, acquires or contracts to acquire not less than 90% in value of the shares to which the offer relates representing not less than 90% of the voting rights owned by the shares, the UK Companies Act 2006 allows the bidder to give notice to any non-accepting shareholder that the bidder intends to acquire his, her or its shares through a compulsory acquisition (also referred to as a squeeze out), and the shares of such nonaccepting shareholders will be acquired by the bidder six weeks later on the same terms as the offer, unless the shareholder objects to the English court and the court enters an order that the bidder is not entitled to acquire the shares or specifying terms of the acquisition different from those of the offer.

The UK Companies Act 2006 permits a scheme of arrangement or takeover offer to be made relating only to a particular class or classes of a company’s shares.

As BAT is a UK premium listed company, if it were subject to a takeover bid and the takeover were structured as a contractual takeover offer, under the UKLA Listing Rules a bidder would have to, by virtue of its shareholdings and acceptances of its takeover offer, acquire or agree to acquire shares carrying 75% of the voting rights of BAT before it could cancel BAT’s listing on the Main Market of the LSE.

Where the takeover is by way of a scheme of arrangement, the UKLA Listing Rules do not impose any additional rules as regards shareholder approval or the level of acceptances required before BAT could be delisted, as the scheme procedure provides sufficient protection for shareholders.

There are no provisions in BAT’s articles of association that would have an effect of delaying, deferring or preventing a takeover by, or change of control of, BAT.

Under English law, BAT’s directors have a statutory and fiduciary duty to take only those actions that are in the interests of BAT as a whole. Generally, anti-takeover measures are not actions that fall within this category.

However, under the City Code on Takeovers and Mergers, if an acquisition of BAT ordinary shares increases the aggregate holding of an acquirer and persons acting in concert with the acquirer (i.e., persons who, pursuant to an agreement or understanding, cooperate to obtain or consolidate control of a company or to frustrate the successful outcome of an offer for a company) to shares carrying 30% or more of the voting rights in BAT, the acquirer and, depending on the circumstances, its concert parties, would be required (except with the consent of the Panel on Takeovers and Mergers) to make a cash offer for the outstanding BAT ordinary shares at a price not less than the highest price paid for the BAT ordinary shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by any acquisition of shares by a person holding (together with its concert parties) shares carrying between 30 and 50% of the voting rights in BAT if the effect of such acquisition were to increase that person’s percentage of the voting rights.

General Meetings

An annual general meeting of shareholders must be held every year within a period of six months of the day following BAT’s financial year end (which is December 31), at such place or places, date and time as may be decided by the directors.

Ability to Call General Meetings

The directors may call general meetings. If there are not sufficient directors to form a quorum in order to call a general meeting, any director may call a general meeting. If there is no director, any shareholder of BAT may call a general meeting.

The directors are required to call a general meeting if requested by shareholders representing at least 5% of the paid-up capital of BAT as carries the right of voting at general meetings (excluding any paid-up capital held as treasury shares). Such meeting must be called within 21 days from the date on which the directors become subject to the requirement, and held on a date not more than 28 days after the date of the notice calling the meeting. A meeting called upon the request of shareholders may only deal with the business stated in the request by shareholders, or as proposed by the directors. If the directors fail to call the general meeting requested by the shareholders, the shareholders who requested the meeting, or any of them representing more than one half of the total voting rights of all of them, may themselves call a general meeting. Such meeting must be called for a date not more than three months after the date on which the directors become subject to the requirement to call a meeting. Any reasonable expenses incurred by the shareholders requesting the meeting by reason of the failure of the directors duly to call a meeting must be reimbursed by the company.

Notice of General Meetings

Pursuant to the UK Companies Act 2006, an annual general meeting and all other general meetings of BAT must be called by at least 21 clear days’ written notice (the “clear days” rule is set out in section 360 of the UK Companies Act 2006 and excludes the day of the meeting and the day that the notice is given). However, the UK Companies Act 2006 allows for this period of notice for meetings other than annual general meetings to be reduced to 14 clear days’ notice provided that: (1) the company allows its shareholders to make proxy appointments via a website (such as one hosted by its share registrars); and (2) shareholders must pass a special resolution at the annual general meeting every year approving the shortening of the notice period to 14 days.

A special resolution enabling BAT to hold general meetings (other than annual general meetings) on 14 clear days’ notice was approved at the annual general meeting held on April 27, 2016.

The notice shall specify the place, the date and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Where BAT has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting. Subject to the provisions of the articles of association described above under “—Untraced shareholders” and to any rights or restrictions attached to any shares, notices shall be given to all shareholders, to all persons entitled to a share in consequence of the death or bankruptcy of a shareholder and to the BAT directors and to the BAT Group’s auditors. Any notice to be given to a shareholder may be given by reference to the register of shareholders as it stands at any time within the period of 21 days before the notice is given; and no change in the register after that time shall invalidate the giving of the notice.

A shareholder whose registered address is not within the United Kingdom or the Republic of South Africa shall be entitled to receive any notice, document or information from BAT if he, she or it gives BAT an address (not being an electronic address) within the United Kingdom or the Republic of South Africa at which notices, documents or information may be sent or if the directors are satisfied that the sending or supplying of such notices, documents or information by BAT to such address outside of the United Kingdom or the Republic of South Africa would not result in BAT breaching any applicable law (whether in the United Kingdom, Republic of South Africa, or elsewhere) or result, directly or indirectly, in BAT being required to comply with additional filing or other regulatory requirements in the United Kingdom, the Republic of South Africa, or any other jurisdiction.

Where, by reason of any suspension or curtailment of postal services, BAT is unable effectively to give notice of a general meeting, the directors may decide that the only persons to whom notice of the affected general meeting must be sent are: the directors; BAT’s auditors; those shareholders to whom notice to convene the general meeting can validly be sent by electronic means and those shareholders to whom notification as to the availability of the notice of meeting on a website can validly be sent by electronic means. In any case, BAT shall also: (a) advertise the general meeting in at least two national newspapers published in the United Kingdom; and (b) send or supply a confirmatory copy of the notice to shareholders in accordance with its articles of association if at least seven clear days before the meeting the posting of notices again becomes practicable.

Quorum

No business shall be transacted at any general meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a shareholder or a proxy for a shareholder or a duly authorized representative of the corporation which is a shareholder (including for this purpose two persons who are proxies or corporate representatives of the same shareholder), shall be a quorum.

Attendance at General Meetings

All shareholders may attend, speak and vote at BAT general meetings (including annual general meetings). A shareholder is entitled to appoint another person as his, her or its proxy to exercise all or any of his, her or its rights to attend and to speak and vote at a meeting of BAT. The appointment of a proxy shall be deemed also to confer authority to demand or join in demanding a poll. Delivery of an appointment of proxy shall not preclude a shareholder from attending and voting at the meeting or at any adjournment of it. A proxy need not be a shareholder. A shareholder may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him, her or it. An appointment of proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorized officer or attorney or other person duly authorized for that purpose. Subject to the provisions of the UK Companies Act 2006, any corporation (other than BAT itself) which is a shareholder of BAT may, by resolution of its directors or other governing body, authorize such person(s) to act as its representative(s) at any meeting of BAT, or at any separate meeting of the holders of any class of shares. BAT may require such person(s) to produce a certified copy of the resolution before permitting him, her or it to exercise his, her or its powers. The directors may (and shall if and to the extent that BAT is required to do so by the UK Companies Act 2006) allow an appointment of proxy to be sent or supplied in electronic form subject to any conditions or limitations as the directors may specify.

The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to and comply with such searches or other security arrangements as they or he or she consider appropriate in the circumstances. The directors or the chairman of the meeting may in their or his or her absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements.

The directors or chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he or she consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting. Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final.

The directors may make arrangements for simultaneous attendance and participation by electronic means allowing persons not present together at the same place to attend, speak and vote at the meeting (including the use of satellite meeting places). The arrangements for simultaneous attendance and participation at any place at which persons are participating using electronic means may include arrangements for controlling or regulating the level of attendance at any particular venue provided that such arrangements shall operate so that all shareholders and proxies wishing to attend the meeting are able to attend at one or other of the venues.

DESCRIPTION OF BAT AMERICAN DEPOSITARY SHARES

Citibank, N.A. is the depositary bank for the BAT ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as ADSs and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A., London Branch, located at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB England.

BAT has appointed Citibank as depositary bank pursuant to the deposit agreement. A copy of the deposit agreement and each amendment thereto is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement and each amendment thereto from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website at www.sec.gov. Please refer to Registration Number 333-155563 when retrieving such copy.

The following summarizes the material terms of the BAT ADSs and the material rights of owners of BAT ADSs. This summary does not purport to be complete and may not contain all of the information about the BAT ADSs that is important to you. The rights and obligations of an owner of BAT ADSs will be determined by reference to the terms of the deposit agreement and not by this summary or any other information in this proxy statement/prospectus. You are urged to review the deposit agreement carefully and in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of BAT ADSs but that may not be contained in the deposit agreement. This summary is qualified in its entirety by reference to the deposit agreement.

Each BAT ADS represents the right to receive, and to exercise the beneficial ownership interests in, one BAT ordinary share that is on deposit with the depositary bank and/or custodian. A BAT ADS also represents the right to receive, and to exercise the beneficial interests in, any other property (including cash) received by the depositary bank or the custodian on behalf of the owners of BAT ADSs but that has not been distributed to the owners of BAT ADSs because of legal restrictions or practical considerations. The BAT ordinary shares deposited with the depositary bank and/or the custodian and any and all other securities, property and cash held by the depositary bank and/or custodian in respect thereof are referred to as the deposited securities. BAT and the depositary bank may agree to change the ADS-to-BAT ordinary share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary bank services fees payable by BAT ADS owners. The custodian, the depositary bank and their respective nominees will hold all deposited securities for the benefit of the holders (i.e., the persons in whose name the BAT ADSs are registered on the books of the depositary bank) and beneficial owners of BAT ADSs. The deposited securities do not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited securities will under the terms of the deposit agreement be vested in the beneficial owners of the BAT ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited securities represented by the BAT ADSs for the benefit of the holders and beneficial owners of the corresponding BAT ADSs. A beneficial owner of BAT ADSs may or may not be the holder of BAT ADSs. Beneficial owners of BAT ADSs will be able to receive any benefit in, and to exercise beneficial ownership interests in, the deposited securities only through the registered holders of the BAT ADSs, the registered holders of the BAT ADSs (on behalf of the applicable BAT ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding BAT ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement. The depositary bank and BAT may deem and treat the registered holder of an ADS as the absolute owner of such ADS for all purposes and neither the depositary bank nor BAT will have any obligation or be subject to any liability under the deposit agreement or any ADR to any holder or beneficial owner of ADSs unless, in the case of a holder of ADSs, such holder is the registered holder or, in the case of a beneficial owner, such beneficial owner or its representative is the registered holder.

If you become an owner of BAT ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your BAT ADSs. The deposit agreement and the ADRs specify the rights and obligations of BAT as well as your rights and obligations as owner of BAT ADSs and those of the depositary bank. As a BAT ADS holder, you appoint the depositary bank to act on your behalf in certain circumstances.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, BAT or any of their respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of BAT ADSs, BAT will not treat you as one of its shareholders, and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the BAT ordinary shares underlying your BAT ADSs. As an owner of BAT ADSs, you will be able to exercise the shareholders rights for the BAT ordinary shares represented by your BAT ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as a BAT ADS owner, need to arrange for the cancellation of your BAT ADSs and become a direct shareholder of BAT.

As an owner of BAT ADSs, you may hold your BAT ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated BAT ADSs directly on the books of the depositary bank (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of BAT ADSs by the depositary bank. Under the direct registration system, ownership of BAT ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the BAT ADSs. The direct registration system includes automated transfers between the depositary bank and DTC. If you decide to hold your BAT ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as BAT ADS owner. Banks and brokers typically hold securities such as the BAT ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of BAT ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All BAT ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the BAT ADSs directly by means of a BAT ADS registered in your name and, as such, we refer to you as the “holder.” References to “you” assume the reader owns BAT ADSs and will own BAT ADSs at the relevant time.

The registration of the BAT ordinary shares in the name of the depositary bank or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary bank or the custodian the record ownership in the applicable BAT ordinary shares with the beneficial ownership rights and interests in such BAT ordinary shares being at all times vested with the beneficial owners of the BAT ADSs representing the BAT ordinary shares. The depositary bank or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited securities, in each case only on behalf of the holders and beneficial owners of the BAT ADSs representing the deposited securities.

Dividends and Distributions

As a holder of BAT ADSs, you generally have the right to receive the distributions, including dividends, BAT makes on the deposited securities. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of BAT ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of BAT ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever BAT makes a cash distribution, including any cash dividend, on any deposited securities, it will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of England and Wales.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of any deposited securities. For further information regarding the conversion of funds into U.S. dollars, see “—Foreign Currency Conversion” beginning on page [●] of this proxy statement/prospectus.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of BAT ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of BAT Ordinary Shares

Whenever BAT makes a free distribution, including any dividend, of BAT ordinary shares on the deposited securities, it will deposit the applicable number of BAT ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new BAT ADSs representing the BAT ordinary shares deposited or modify the ADS-to-BAT ordinary share ratio, in which case each BAT ADS you hold will represent rights and interests in the additional BAT ordinary shares so deposited. Only whole new BAT ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new BAT ADSs or the modification of the ADS-to-BAT ordinary share ratio upon a distribution of BAT ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new BAT ordinary shares so distributed.

No such distribution of new BAT ADSs will be made if it would violate a law (e.g., the U.S. securities laws). If the depositary bank does not distribute new BAT ADSs as described above, it may sell the BAT ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever BAT intends to distribute to the holders of BAT ordinary shares rights to subscribe for additional BAT ordinary shares, it will give prior notice to the depositary bank and will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional BAT ADSs to holders.

The depositary bank will establish procedures to distribute rights to subscribe for additional BAT ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of BAT ADSs, and if BAT provides all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new BAT ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new BAT ordinary shares other than in the form of BAT ADSs.

The depositary bank will not distribute the rights to you if:

•	BAT does not timely request that the rights be distributed to you;

•	BAT requests that the rights not be distributed to you;

•	BAT fails to deliver satisfactory documents to the depositary bank; or

•	it is not reasonably practicable to distribute the rights.

The depositary bank, upon consultation with BAT, will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale, net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement, will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever BAT intends to make a distribution, including any dividend, on BAT ordinary shares payable at the election of shareholders either in cash or in additional BAT ordinary shares, it will give prior notice thereof to the depositary bank and will indicate whether it wishes the elective distribution to be made available to you. In such case, BAT will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if BAT has provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional BAT ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional BAT ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever BAT intends to distribute to the holders of BAT ordinary shares property other than cash, BAT ordinary shares or rights to subscribe for additional BAT ordinary shares, it will notify the depositary bank in advance and will indicate whether it wishes such distribution to be made to you. If so, BAT will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if BAT provides to the depositary bank all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	BAT does not request that the property be distributed to you or if BAT requests that the property not be distributed to you;

•	BAT does not deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever BAT decides to redeem any of the deposited securities held by the custodian, it will notify the depositary bank in advance. If it is practicable and if BAT provides all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price for deposited securities. The depositary bank will convert any redemption funds received in a currency other than U.S. dollars into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their BAT ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your BAT ADSs. If less than all BAT ADSs are being redeemed, the BAT ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Deposited Securities

The deposited securities represented by your BAT ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such deposited securities or a recapitalization, reorganization, merger, consolidation or sale of assets of BAT.

If any such change were to occur, your BAT ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the deposited securities. In such circumstances, the depositary bank may, with BAT’s approval and if BAT requests, deliver new BAT ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing BAT ADSs for new BAT ADSs and take any other actions that are appropriate to reflect as to the BAT ADSs the change affecting the BAT ordinary shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may, with BAT’s approval and if BAT requests, sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of BAT ADSs upon Deposit of BAT Ordinary Shares

The depositary bank may create BAT ADSs on your behalf if you or your broker deposit BAT ordinary shares with the custodian. The depositary bank will deliver these BAT ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the BAT ordinary shares to the custodian. Your ability to deposit BAT ordinary shares and receive BAT ADSs may be limited by U.S. and England and Wales legal considerations applicable at the time of deposit.

The issuance of BAT ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the BAT ordinary shares have been duly transferred to the custodian. The depositary bank will only issue BAT ADSs in whole numbers.

When you make a deposit of BAT ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the BAT ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such BAT ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the BAT ordinary shares;

•	the BAT ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the BAT ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the BAT ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, BAT and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the BAT ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement and applicable law, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement and applicable law, upon a combination or split up of ADRs.

The depositary bank may require a holder to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will transfer, combine or split up ADRs and the BAT ADSs evidenced thereby.

BAT may restrict transfers of BAT ordinary shares where such transfer might result in ownership of BAT ordinary shares exceeding limits imposed by applicable law or the articles of association of BAT. BAT may also restrict, in such manner as it deems appropriate, transfers of BAT ADSs where such transfer may result in the total number of BAT ordinary shares represented by BAT ADSs owned by a single holder or beneficial owner to exceed any such limits. BAT may, in its sole discretion but subject to applicable law, instruct the depositary bank to take action with respect to the ownership interest of any holder or beneficial owner in excess of such limits, including the imposition of restrictions on the transfer of BAT ADSs, the removal or limitation of voting rights or mandatory sale or disposition on behalf of a holder or beneficial owner of the BAT ordinary shares represented by the BAT ADSs held by such holder or beneficial owner in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the articles of association of BAT.

Withdrawal of Deposited Securities upon Cancellation of BAT ADSs

As a holder, you will be entitled to present your BAT ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying deposited securities at the custodian’s offices. Your ability to withdraw the deposited securities held in respect of the BAT ADSs may be limited by U.S. and England and Wales legal considerations applicable at the time of withdrawal. In order to withdraw the deposited securities represented by your BAT ADSs, you will be required to pay to the depositary bank the fees for cancellation of BAT ADSs and any charges and taxes payable upon the transfer of the deposited securities. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the BAT ADSs will not have any rights under the deposit agreement.

If you hold BAT ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your BAT ADSs. The withdrawal of the deposited securities represented by your BAT ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept BAT ADSs for cancellation that represent a whole number of deposited securities.

You will have the right to withdraw the deposited securities represented by your BAT ADSs at any time except for:

•	temporary delays that may arise because (1) the transfer books for the BAT ordinary shares or BAT ADSs are closed, or (2) the deposit of BAT ordinary shares in connection with voting at a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to BAT ADSs or the withdrawal of the deposited securities.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your BAT ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the BAT ordinary shares represented by your BAT ADSs. For more information on the voting rights of holders of BAT ordinary shares see “Description of BAT Ordinary Shares—Voting Rights” beginning on page [●] of this proxy statement/prospectus.

At BAT’s request, the depositary bank will distribute to you any notice of shareholders’ meeting (or solicitation of consent or proxy) timely received from BAT together with information explaining how to instruct the depositary bank to exercise the voting rights of the deposited securities. In lieu of distributing such materials, the depositary bank may distribute to holders of BAT ADSs instructions on how to retrieve such materials upon request.

If the depositary bank timely receives voting instructions from a holder of BAT ADSs, it will, to the extent practicable and permitted under applicable law, the deposit agreement and the BAT articles of association, endeavor to vote the deposited securities (in person or by proxy) represented by the holder’s BAT ADSs in accordance with such voting instructions as follows:

•	in the event of voting by show of hands, the depositary bank will vote or cause the custodian to vote all BAT ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of BAT ADSs who provide timely voting instructions; or

•	in the event of voting by poll, the depositary bank will vote or cause the custodian to vote the BAT ordinary shares held on deposit in accordance with the voting instructions received from the holders of BAT ADSs giving instructions.

Deposited securities for which no voting instructions have been received will not be voted. Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the deposited securities. BAT cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

As a BAT ADS holder, you will be required to pay the following fees to the depositary bank under the terms of the deposit agreement:

Service	Fees

• Issuance of BAT ADSs upon deposit of BAT ordinary shares (excluding issuances as a result of distributions of shares described below)	Up to U.S. $0.05 per BAT ADS issued(1)

• Cancellation of BAT ADSs	Up to U.S. $0.05 per BAT ADS surrendered(1)

• Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to U.S. $0.05 per BAT ADS held(2)

• Distribution of BAT ADSs pursuant to (1) stock dividends or other free stock distributions, or (2) exercise of rights to purchase additional BAT ADSs	Up to U.S. $0.05 per BAT ADS held

• Distribution of securities other than BAT ADSs or rights to purchase additional BAT ADSs (i.e., spin-off shares)	Up to U.S. $0.05 per BAT ADS held

• Depositary bank services	Up to U.S. $0.05 per BAT ADS held

(1)	Under the terms of a separate agreement between BAT and the depositary bank, the depositary bank has agreed to waive the fees that would otherwise be payable in connection with the issuance of BAT ADSs upon deposit of BAT ordinary shares and the cancellation of BAT ADSs and corresponding withdrawal of BAT ordinary shares, in each case by BAT or any of its affiliates, officers, directors or employees. The terms of this separate agreement may be amended at any time by BAT and the depositary bank.
(2)	While under the deposit agreement cash dividends paid in respect of BAT ADSs are subject to a fee of up to $0.05 per BAT ADS payable to the depositary bank, under the terms of the separate agreement between BAT and the depositary bank referred to above, such dividends are instead subject to a fee of up to $0.02 per BAT ADS per year (a fee of $0.01 per dividend based on the distribution of an interim and a final cash dividend per year). Under such separate agreement, this dividend fee may not be varied by the depositary bank without the consent of BAT.

As a BAT ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	the registration fees as may from time to time be in effect for the registration of BAT ordinary shares or other deposited securities on the share register and applicable to transfers of BAT ordinary shares or other deposited securities to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;

•	the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to BAT ordinary shares, or other deposited securities, BAT ADSs and ADRs; and

•	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited securities.

ADS fees and charges payable upon (1) the issuance of BAT ADSs, and (2) the cancellation of BAT ADSs are charged to the person to whom the BAT ADSs are issued (in the case of BAT ADS issuances) and to the person whose BAT ADSs are canceled (in the case of BAT ADS cancellations). In the case of BAT ADSs issued by the depositary bank into DTC, the BAT ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the BAT ADSs being issued or the DTC participant(s) holding the BAT ADSs being canceled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the depositary bank services fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (1) distributions other than cash and (2) the depositary bank services fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of BAT ADSs. For BAT ADSs held through DTC, the ADS fees and charges for distributions other than cash and the depositary bank services fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold BAT ADSs.

In the event of refusal to pay the depositary bank’s fees and charges, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank’s fees and charges from any distribution to be made to the BAT ADS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by BAT and by the depositary bank (as described in “—Amendments and Termination” below). You will receive prior notice of such changes. The depositary bank may reimburse BAT for certain expenses incurred by it in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as BAT and the depositary bank agree from time to time.

Amendments and Termination

BAT may agree with the depositary bank to modify the deposit agreement at any time without your consent. BAT must give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. BAT will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the BAT ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, BAT may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the deposited securities represented by your BAT ADSs (except as permitted by law).

BAT has the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your BAT ADSs) and may sell deposited securities. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of BAT ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of BAT ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary bank will maintain BAT ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the BAT ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of BAT ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits the obligations of BAT and the depositary bank’s obligations to you. Please note the following:

•	BAT and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement and to do so without negligence or bad faith;

•	the depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement;

•	the depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on BAT’s behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in BAT ordinary shares, for the validity or worth of the BAT ordinary shares, for any tax consequences that result from the ownership of BAT ADSs, for the creditworthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any notices from BAT or for BAT’s failure to give notice;

•	BAT and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement;

•	BAT and the depositary bank disclaim any liability if BAT or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of the BAT articles of association, or any provision of or governing the deposited securities, or by reason of any act of God or war or other circumstances beyond their control;

•	BAT and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in the BAT articles of association or in any provisions of or governing deposited securities;

•	BAT and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of BAT ADSs or authorized representatives thereof, or any other person believed by either BAT or the depositary bank in good faith to be competent to give such advice or information;

•	BAT and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of deposited securities but is not, under the terms of the deposit agreement, made available to you;

•	BAT and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties;

•	BAT and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement; and

•	no disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary bank may issue to broker/dealers BAT ADSs before receiving a deposit of BAT ordinary shares or release of BAT ordinary shares to broker/dealers before receiving BAT ADSs for cancellation. These transactions are commonly referred to as pre-release transactions, and are entered into between the depositary bank and the applicable broker/dealer. The depositary bank will normally limit the number of BAT ADSs and BAT ordinary shares involved in such pre-release transactions at any one time to 30% of the BAT ADSs outstanding, provided, however, that the depositary bank reserves the right to change or disregard such limit from time to time as it deems appropriate and imposes a number of conditions on such transactions (e.g., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the BAT ADSs and other deposited securities represented by the BAT ADSs. BAT, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue BAT ADSs, to deliver, transfer, split and combine ADRs or to release deposited securities until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify BAT, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

For a discussion that summarizes material U.S. federal income tax consequences and material UK tax consequences to U.S. holders related to the acquisition, ownership and disposition of BAT ADSs, see “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences” and “Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Material UK Tax Consequences” beginning on pages [●] and [●], respectively, of this proxy statement/prospectus.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to holders for whom the distribution is lawful and practical; or

•	hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law

The deposit agreement and the ADRs are governed by the laws of the State of New York. The rights of holders of BAT ordinary shares (including BAT ordinary shares represented by BAT ADSs) are governed by the laws of England and Wales and the BAT articles of association. For further information regarding the material terms of the BAT ordinary shares, see “Description of BAT Ordinary Shares” beginning on page [●] of this proxy statement/prospectus.

COMPARISON OF SHAREHOLDER RIGHTS

BAT is a public limited company incorporated under the laws of England and Wales, subject to the provisions of the UK Companies Act 2006. RAI is a North Carolina corporation, subject to the provisions of the NCBCA. If the merger is completed, each share of RAI common stock (other than any shares of RAI common stock owned by the BAT Group or excluded holders) automatically will be converted into the right to receive the merger consideration, consisting of (1) a number of BAT ADSs representing 0.5260 of a BAT ordinary share plus (2) $29.44 in cash, without interest. As a result, RAI shareholders who become BAT shareholders will have their rights as shareholders governed by the laws of England and Wales and the BAT articles of association, which differ from North Carolina law and the RAI articles of incorporation and the RAI bylaws.

Set forth below are the material differences between the rights of a holder of BAT ordinary shares under the BAT articles of association and the UK Companies Act 2006, on the one hand, and the rights of a holder of RAI common stock under the RAI articles of incorporation, the RAI bylaws and the NCBCA, on the other hand.

The following summary does not reflect any rules of the NYSE that may apply to BAT or RAI in connection with the matters discussed, nor certain agreements unless expressly stated, nor does it address any provisions of the governance agreement, which is discussed in “The Governance Agreement” beginning on page [●] of this proxy statement/prospectus, that may apply to these matters. In addition, this summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the NCBCA, the UK Companies Act 2006, the UKLA Listing Rules, the constituent documents of each of BAT and RAI and the governance agreement.

BAT	RAI
Authorized Capital

•     As at December 31, 2016, the allotted and fully paid share capital was 2,027,019,508 ordinary shares, each with a nominal value of 25 pence. Of this number, 162,645,590 were registered as treasury shares.

•     As at March 16, 2017, the allotted and fully paid share capital was 2,027,024,093 ordinary shares, each with a nominal value of 25 pence. Of this number, 162,645,590 were registered as treasury shares.

•     BAT has no preferential voting shares but may issue such shares in the future.

•     All BAT ordinary shares have equal voting rights and no right to a fixed income.

•     BAT has no authorized share capital limit under its articles of association.

•     BAT shareholder approval as an ordinary resolution is required to:

•     consolidate and divide all or any of its share capital into shares of larger nominal amount than its existing shares;

3,200,000,000 shares of common stock, par value $0.0001 per share.

100,000,000 shares of preferred stock, par value $0.01 per share, of which 4,000,000 shares are designated as Series A preferred stock, par value $0.01 per share and 1,000,000 shares are designated as Series B preferred stock, par value $0.01 per share. No shares of Series A preferred stock are outstanding as of the date of this proxy statement/prospectus, and 1,000,000 shares of Series B preferred stock, and owned solely by R.J. Reynolds Tobacco Holdings Inc., are outstanding as of the date of this proxy statement/prospectus.

Under the RAI articles of incorporation, the RAI board of directors has the authority to issue preferred stock in one or more series and to establish the designations and powers, preferences and relative participating, optional or other special rights, including voting rights, of each series. These shares of preferred stock would be available for issuance from time to time to any person for such consideration as the RAI board of directors may determine without the requirement of further action by RAI shareholders, as applicable, except as required by the NYSE. Depending on its terms, the

•     sub-divide its shares, or any of them, into shares of smaller nominal amount than its existing shares; and

•     determine that, as between the shares resulting from such a sub-division, any of the shares may have any preference or advantage as compared with the others.

•     Under English law, an ordinary resolution means a resolution that is passed by a simple majority of shareholders or holders of a simple majority of the shares (depending on whether the vote is by a show of hands or by a poll) present in person or by proxy and entitled to vote at the meeting.

•     The liability of the shareholders is limited to the amount, if any, unpaid on the shares held by them. All BAT ordinary shares are, and all BAT ordinary shares that will be issued in connection with the merger will be, fully paid. Accordingly, no further contribution of capital may be required by BAT from the holders of BAT ordinary shares.

•     BAT ordinary shares are currently listed on the premium listing segment of the Official List maintained by the UKLA and listed on the LSE’s main market for listed securities, under the symbol of “BATS.”

•     BAT ordinary shares have a secondary listing, and are listed, on the Main Board of the JSE, under the abbreviated name “BATS” and the trading code “BTI.”

•     BAT ordinary shares trade in the form of BAT ADSs in the United States. The currently-outstanding BAT ADSs have unlisted trading privileges on the NYSE MKT where they trade under the trading symbol “BTI.” None of BAT’s securities are currently listed on any U.S. securities exchange or registered pursuant to the securities laws of the United States. It is a condition to completion of the merger that the BAT ADSs issued as the stock portion of the merger consideration be approved for listing on the NYSE, subject to official notice of issuance.

issuance of preferred stock may or may not have a dilutive effect on the equity interest or voting power of current RAI shareholders.

Size, Classification and Term of Board of Directors
The BAT articles of association provide:	The RAI articles of incorporation provide:
Unless BAT shareholders determine otherwise by ordinary resolution, the number of directors (disregarding alternate directors) shall not be subject to any maximum but shall not be less than five.

The size of the RAI board of directors is determined by the RAI board, but may not be less than nine nor more than twenty.

The number of directors of the RAI board of directors is currently set at fourteen.

The number of directors of the BAT board of directors is currently set at eleven.

The business of BAT shall be managed by the directors who, subject to the provisions of the articles of association and to any directions given by BAT shareholders by special resolution to take, or refrain from taking, specified action, may exercise all the powers of BAT. Under English law, a special resolution means a resolution passed by a majority of not less than 75% of the shareholders or holders of 75% of the shares (depending on whether the vote is by a show of hands or by a poll) present in person or by proxy and entitled to vote at the meeting. For a resolution to be regarded as a special resolution, the notice of the meeting must specify the intention to propose the resolution as a special resolution.

The directors may delegate any of their powers or discretions to committees appointed by them and set the terms of reference for such committees.

The BAT board of directors has established three principal board committees: audit committee, nominations committee and remuneration committee.

Notwithstanding the fact that there is no age limit requirement for directors to retire, at each BAT annual general meeting, BAT’s articles of association provide that there shall retire from office, by rotation:

•    all directors who held office at the time of each of the two preceding annual general meetings and who did not retire at either of them; and

•    if the number of directors retiring is less than one-third of the relevant directors (or, if the number of relevant directors is not three or a multiple of three, is less than the number which is nearest to but does not exceed one-third of the relevant directors) such additional number of directors as shall, together with the directors retiring, equal one-third of the relevant directors (or, if the number of relevant directors is not three or a multiple of three, the number which is nearest to but does not exceed one third of the relevant directors).

Notwithstanding the above provision in the BAT articles of association, in line with the recommendations of the UK Corporate Governance Code, all of the directors wishing to continue serving, and considered eligible by the BAT board of directors, offer themselves for re-election at every annual general meeting.

Prior to the amendment of RAI’s articles of incorporation at RAI’s 2016 annual meeting of shareholders, the RAI board was divided into three staggered classes, each with a three-year term. The RAI articles of incorporation were amended to provide for a declassified board, commencing with RAI’s 2017 annual meeting of shareholders.

Under English law, any agreement under which a director agrees to perform services (as a director or otherwise) for a company or its subsidiaries is defined as a service agreement. Service agreements with a guaranteed term of more than two years require prior approval by the shareholders by ordinary resolution at a general meeting. English law permits a company to provide for terms of different lengths for its directors.

Nomination of Directors

No person shall be appointed or reappointed a director at any general meeting unless he is recommended by the directors or notice of the intention to propose such person for appointment or reappointment executed by a shareholder qualified to vote on the appointment or reappointment is given to BAT not less than seven nor more than 35 days before the date appointed for holding the meeting.

The RAI bylaws provide that nominations of persons for election to the RAI board of directors may be made:

•    by the RAI board of directors or any committee designated by the RAI board of directors; or

•    in the case of an annual meeting, by a shareholder who is a record shareholder or beneficially owns shares of RAI at the time of giving notice and at the time of the annual meeting, who is entitled to vote for the election of directors at the annual meeting and who gives timely notice in writing to the secretary of RAI and includes in such notice all of the information required by the RAI bylaws to be contained in such notice in the manner set forth in the RAI bylaws.

Election of Directors

Subject to the provisions of the BAT articles of association, BAT shareholders may, by ordinary resolution, appoint a person who is willing to act as a director, and is permitted by law to do so, to be a director, either to fill a vacancy or as an additional director.

The directors may appoint a person who is willing to act as a director, and is permitted by law to do so, to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed shall retire at the next annual general meeting and shall then be eligible for reappointment.

The RAI articles of incorporation and the RAI bylaws each provide that each director shall be elected by the vote of the majority of the votes cast with respect to that director’s election at any meeting for the election of directors at which a quorum is present; however, in the cases of contested elections (where the number of nominees exceeds the number of directors to be elected), directors shall be elected by the vote of a plurality of the votes cast.

Removal of Directors
Under the UK Companies Act 2006, BAT shareholders may, by ordinary resolution (of which special notice has been given in accordance with the UK Companies Act 2006), remove any director from office (notwithstanding any agreement to the contrary, but without prejudice to any claim that the director may have for the breach of	Under the NCBCA, a director may be removed if the number of votes cast by shareholders to remove the director exceeds the number of votes cast not to remove the director unless the RAI articles of incorporation provide that the directors may only be removed for cause.

such agreement) and appoint another person to fill the vacancy. In the absence of such appointment, the vacancy arising upon the removal of a director from office may be filled as a casual vacancy.

In addition to any power of removal under the UK Companies Act 2006, BAT shareholders may, under the articles of association, by special resolution, remove a director before the expiration of his or her period of office and, subject to the articles of association, may by ordinary resolution, appoint another person who is willing to act as a director, and is permitted by law to do so, to be a director instead of him or her.

As authorized by the NCBCA, the RAI articles of incorporation provide that directors of RAI may be removed only for cause by the affirmative vote of a majority of the votes cast in a vote to remove such directors.

Vacancies on the Board of Directors
The directors or the shareholders, by ordinary resolution, may appoint a person who is willing to act as a director, either to fill a vacancy or as an additional director. A director appointed by the directors shall retire at the next annual general meeting and shall then be eligible for reappointment.	The RAI articles of incorporation provide that a vacancy on the RAI board of directors for any reason shall be filled only by a majority vote of the directors then in office (although less than a quorum) or by the sole remaining director and not by the shareholders.

Voting

A resolution put to the vote of a general meeting must be decided on a show of hands unless either the notice of the meeting specifies that a poll will be called on such resolution or a poll is (before the resolution is put to the vote on a show of hands or immediately after the result of a show of hands on that resolution is declared) demanded by:

•     the chairman of the meeting;

•     a majority of the directors present at the meeting;

•     not less than five shareholders having the right to vote at the meeting;

•     a shareholder or shareholders representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting (excluding any voting rights attached to any shares in BAT held as treasury shares); or

•     a shareholder or shareholders holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in BAT conferring a right to vote at the meeting which are held as treasury shares).

Under the NCBCA, holders of a particular class of shares are entitled to vote as a separate class if the rights of such class are affected by mergers, consolidations or amendments to the articles of incorporation, and as otherwise provided in the articles of incorporation.

With respect to RAI, in matters other than the election of directors or where a different voting standard is imposed by law, the RAI articles of incorporation or the RAI bylaws, matters are approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action.

On a show of hands, every shareholder who is present in person has one vote regardless of the number of shares held by such shareholder. Every proxy duly appointed by one or more shareholders entitled to vote on the resolution and present has one vote, except that if the proxy has been duly appointed by more than one shareholder entitled to vote and is instructed by one or more of those shareholders to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those shareholders to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way) he has one vote for and one vote against the resolution.

On a poll every shareholder present in person or by duly appointed proxy or corporate representative has one vote for every share held by the shareholder.

A shareholder, proxy or corporate representative entitled to more than one vote need not, if he or she votes, use all his or her votes or cast all the votes he or she uses the same way.

Cumulative Voting
Under the BAT articles of association, BAT shareholders do not have the right to cumulative voting.	Under the NCBCA, shareholders have no right of cumulative voting in the election of directors unless otherwise authorized by the articles of incorporation or unless the corporation was incorporated under certain circumstances.
Under the RAI articles of incorporation and the RAI bylaws, RAI shareholders do not have the right to cumulative voting.

Shareholder Action by Written Consent
Under English law, shareholders of a public company such as BAT are not permitted to pass resolutions by written consent. All decisions must be taken at the general meeting.	The RAI articles of incorporation provide that RAI shareholders do not have the right to take action by written consent in lieu of a meeting.

Amendment of the Articles of Association of BAT and the Articles of Incorporation of RAI

Under English law, BAT’s shareholders may, by special resolution alter, delete, substitute, amend or add to its articles of association. The BAT board of directors is not authorized to change its articles of association.

If at any time the capital of BAT is divided into different classes of shares, the rights attached to any class may be varied, either while BAT is a going concern or during or in contemplation of a winding up in such manner (if any) as may be provided by those rights or if there are no such provisions either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (not including any treasury shares), or with the approval of a special resolution by

Under the NCBCA, directors are generally required to approve any amendments to a corporation’s articles of incorporation and submit the amendments to shareholders for their approval.

Under the NCBCA, shareholders constituting a majority of votes cast by RAI shareholders (and, in certain situations, a majority of each voting group entitled to vote, or a majority of the votes entitled to be cast on the amendment if such amendment would create appraisal rights) on the amendment may amend the RAI articles of incorporation. However, the RAI articles of incorporation require the approval of not less than 66  2⁄3% of the voting power of the the BAT shareholders, passed at a separate meeting of the holders of such shares, but not otherwise.

outstanding shares entitled to vote for the election of directors to amend provisions of the RAI articles of incorporation related to the following:

•    removing directors only for cause;

•    restricting the RAI board of directors from entering into any plan, agreement, contract, bylaw or other arrangement that limits the ability of the board to take action only with the approval of one or more directors who were in office at a particular time or were approved by successors to such director(s);

•    restricting the ability of shareholders to take action by written consent; and

•    limiting the ability to call a special meeting of shareholders to the RAI board of directors and certain officers of RAI.

Amendment of Bylaws
See “—Amendment of the Articles of Association of BAT” above.

The RAI articles of incorporation provide that the RAI bylaws may be amended by:

•    a majority of the total number of directors then in office; or

•    the holders of not less than 66  2⁄3% of the voting power of outstanding shares entitled to vote for the election of directors.

Advance Notice

An annual general meeting and all other general meetings of BAT must be called by at least 21 clear days’ written notice (the “clear days” rule is set out in section 360 of the UK Companies Act 2006 and excludes the day of the meeting and the day that the notice is given).

However, the UK Companies Act 2006 allows for this period of notice for meetings (other than annual general meetings) to be reduced to 14 clear days’ notice provided that: (1) the company allows its shareholders to make proxy appointments via a website; and (2) shareholders pass a special resolution at the annual general meeting every year approving the shortening of the notice period to 14 clear days.

A special resolution enabling BAT to hold general meetings (other than annual general meetings) on 14 clear days’ notice was approved at BAT’s 2016 annual general meeting.

Subject to the provisions of the articles of association and to any rights or restrictions attached to any shares, notices shall be given to all shareholders, to all persons entitled to a share in consequence of the death or

In order to submit any business to an annual meeting of shareholders (including the nomination of any individual for election to the board of directors), the RAI bylaws generally require a shareholder to give notice of such business in writing to the corporation not less than 120 days, nor more than 150 days, prior to the first anniversary of the date of RAI’s proxy statement released to shareholders in connection with the most recent annual meeting of shareholders, except that if no annual meeting was held in the previous year or the date selected for the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, the date for the submission of notice is modified as specified in the RAI bylaws. The RAI bylaws further describe the information that a shareholder must provide in his or her notice to submit business, which generally relates to the shareholder submitting the notice (and any beneficial owner on whose behalf the nomination or proposal of business is being made), and the director nominee or the other business being proposed.

bankruptcy of a shareholder and to the BAT directors and BAT Group’s auditors. Under English law, the notice of a general meeting must specify a time by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time specified in the notice will be disregarded in deciding the rights of any person to attend or vote. The BAT articles of association specify that the relevant time must not be more than 48 hours, excluding any part of a day that is not a working day, before the time fixed for the meeting.

All BAT shareholders may attend, speak and vote at BAT general meetings (including annual general meetings).

The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to and comply with such searches or other security arrangements as they or he or she consider appropriate in the circumstances. The directors or the chairman of the meeting may in their or his or her absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements.

The directors or chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he or she consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting. Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final.

Right to Call a Special Meeting of Shareholders

The directors may call general meetings. If there are not sufficient directors to form a quorum in order to call a general meeting, any director may call a general meeting. If there is no director, any shareholder of BAT may call a general meeting.

The directors are required to call a general meeting if requested by shareholders representing at least 5% of the paid-up capital of BAT as carries the right of voting at general meetings (excluding any paid-up capital held as treasury shares). Such meeting must be called within 21 days from the date on which the directors become subject to the requirement, and held on a date not more than 28 days after the date of the notice calling the meeting.

The RAI articles of incorporation provide that special meetings of shareholders may be called by the RAI board of directors, the chairman of the board, the chief executive officer or the president or the secretary of RAI upon direction of the RAI board of directors, and may not be called by any other person; and whenever holders of one or more classes or series of RAI preferred stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of the resolution or resolutions adopted by the RAI board of directors designating the terms of such class or series of stock, special meetings of holders of such preferred stock.

The meeting may only deal with the business stated in the request by shareholders, or as proposed by the directors.

If the directors fail to call the general meeting requested by the shareholders, the shareholders who requested the meeting, or any of them representing more than one half of the total voting rights of all of them, may themselves call a general meeting. Such meeting must be called for a date not more than three months after the date on which the directors become subject to the requirement to call a meeting. Any reasonable expenses incurred by the shareholders requesting the meeting by reason of the failure of the directors duly to call a meeting must be reimbursed by the company.

No business shall be transacted at any general meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a shareholder or a proxy for a shareholder or a duly authorized representative of a corporation which is a shareholder (including for this purpose two persons who are proxies or corporate representatives of the same shareholder), shall be a quorum.

The directors may make arrangements for simultaneous attendance and participation by electronic means allowing persons not present together at the same place to attend, speak and vote at the meeting (including the use of satellite meeting places). The arrangements for simultaneous attendance and participation at any place at which persons are participating using electronic means may include arrangements for controlling or regulating the level of attendance at any particular venue provided that such arrangements shall operate so that all shareholders and proxies wishing to attend the meeting are able to attend at one or other of the venues.

The RAI bylaws provide that shares entitled to vote as a separate voting group may take action in a matter only if a quorum of those shares exists with respect to that matter. A majority of the votes entitled to be cast on a matter by the voting group constitutes a quorum of the voting group for action on that matter.

Under the NCBCA, shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of that voting group exists with respect to that matter, except that, in the absence of a quorum at the opening of any meeting of shareholders, such meeting may be adjourned from time to time by the vote of a majority of the votes cast on the motion to adjourn. Unless the articles of incorporation, a bylaw adopted by the shareholders, or the NCBCA provides otherwise, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for action on that matter.

Indemnification and Advancement of Expenses; Director Liability

Save as described below, under English law, any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Subject to certain exceptions, English law does not permit BAT to indemnify a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to BAT. The exceptions allow BAT to: (1) purchase and maintain director and officer insurance insuring its directors or the directors of an “associated company” (i.e., a company that is a subsidiary of BAT)

The RAI articles of incorporation provide that RAI will indemnify its directors and officers to the fullest extent permitted by the NCBCA. The RAI articles of incorporation require RAI to indemnify its directors and officers against liability and expenses incurred in an action or proceeding by reason of the fact that such person is or was a director or officer of RAI. The RAI articles of incorporation and RAI bylaws further provide that RAI will advance expenses to its directors and officers in connection with such action or proceeding upon receipt of an undertaking by or on behalf of the directors and officers to repay the amount of such expenses unless it shall ultimately be against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company of which he or she is a director; (2) provide a qualifying third party indemnity provision which permits BAT to indemnify its directors and directors of an associated company in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment), except for (a) the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the company or an associated company, or the legal costs incurred in connection with certain specified applications by the director for relief where the court refuses to grant the relief, (b) fines imposed in criminal proceedings, and (c) penalties imposed by regulatory bodies; (3) loan funds to a director to meet expenditure incurred defending civil and criminal proceedings against him or her (even if the action is brought by the company itself), or expenditure incurred applying for certain specified relief, subject to the requirement that the loan must be on terms that it is repaid if the defense or application for relief is unsuccessful; and (4) provide a qualifying pension scheme indemnity provision, which allows the company to indemnify a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with such director’s activities as a trustee of the scheme (subject to certain exceptions).

Under the BAT articles of association, subject to the UK Companies Act 2006, BAT may do any or all of the following:

•    indemnify to any extent any person who is or was a director, or a director of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him or her) against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to BAT or any associated company;

•    indemnify to any extent any person who is or was a director of an associated company that is a trustee of an occupational pension scheme, directly or indirectly (including by funding any expenditure incurred or to be incurred by him or her) against any liability incurred by him or her in connection with the company’s activities as trustee of an occupational pension scheme; and

determined that such person is entitled to be indemnified by RAI against such expenses.

The RAI articles of incorporation provide that, to the fullest extent permitted by the NCBCA, no director shall be personally liable for monetary damages for breach of duty. Section 55-2-02 of the NCBCA permits a North Carolina corporation to limit or eliminate a director’s personal liability for monetary damages for breach of duty as a director, except with respect to:

•    acts or omissions that the director at the time of the breach knew or believed were clearly in conflict with the corporation’s best interests;

•    any liability for unlawful distributions under Section 55-8-33 of the NCBCA;

•    any transaction from which the director derived an improper personal benefit (the term “improper personal benefit” does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his or her services as one of the corporation’s directors, officers, employees, independent contractors, attorneys or consultants); or

•    acts or omissions occurring prior to the date the provision in the corporation’s articles of incorporation became effective.

•    purchase and maintain insurance for any person who is or was a director, or a director of any associated company, against any loss or liability or any expenditure he or she may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to BAT or any associated company.

Appraisal and Dissenters Rights

English law does not generally provide for appraisal rights.

However, in the event of a compulsory acquisition or “squeeze out,” under the UK Companies Act 2006, where (a) a “takeover offer” is made for the shares of a company incorporated in the UK, and (b) the offeror has acquired or unconditionally contracted to acquire at least 90% in value of the shares of any class to which the offer relates representing at least 90% of the voting rights carried by those shares, the offeror may, within three months beginning on the day after the last day on which the offer could be accepted, require shareholders who did not accept the offer to transfer their shares to the offeror on the terms of the offer. A dissenting shareholder may object to the transfer or its proposed terms by applying to the court within six weeks of the date on which notice of the required transfer was given by the offeror.

The court may, on receiving such an application, order (a) that the offeror is not entitled and bound to acquire the shares to which the notice relates or (b) that the terms on which the offeror is entitled and bound to acquire the shares shall be such as the court thinks fit.

A minority shareholder is entitled, in circumstances similar to the “squeeze out” described above, to require the offeror to acquire his or her shares on the same terms as those contained in the original offer. The period within which the offeree shareholder must exercise his or her rights is the later of: (a) three months from the close of the offer and (b) three months from when the bidder gives the shareholder notice of his or her rights.

Under the NCBCA, when a corporation participates in certain major corporate transactions, a shareholder of the corporation, may, in various circumstances, be entitled to the right of appraisal, by which the shareholder, after properly asserting such appraisal rights, will be entitled to receive the fair value of the shares held by such shareholder (plus interest) as estimated by such corporation in accordance with the NCBCA or as otherwise determined by a court in lieu of the consideration that would otherwise be received as a result of the transaction.

Pursuant to the NCBCA, appraisal is not available with respect to shares that are listed on a national securities exchange or that are held by at least 2,000 shareholders, have a market value of at least $20 million and are traded in an organized market. However, this “market out” exception to appraisal rights does not apply if the shares would be exchanged for anything other than cash or shares that would satisfy the exception’s listing or liquidity standards or if the transaction is an interested transaction. An interested transaction is a corporate action, which includes certain mergers, share exchanges, dispositions of assets, amendments to articles of incorporation, and conversions but excludes certain short form mergers, involving an interested person (as defined below) and in which any of the shares or assets of the corporation are being acquired or converted. Under the NCBCA, an interested person is a person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action met any of the following conditions: (i) was the beneficial owner of 20% or more of the voting power of the corporation, other than as owner of excluded shares, (ii) had the power, contractually or otherwise, other than as owner of excluded shares, to cause the appointment or election of 25% or more of the directors to the board of directors of the corporation, or (iii) was a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders (excluding certain employment, consulting or retirement benefits, or in the case of a director who becomes a director of the acquiring entity, the benefits generally afforded to other directors of the acquiring entity).

Dividends and Repurchases

Pursuant to the BAT articles of association, the shareholders may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends if it appears that such dividends are justified by the profits available for distribution. No dividend shall be paid otherwise than out of profits available for distribution as specified under the provisions of the UK Companies Act 2006.

Once approved by BAT shareholders by ordinary resolution and subject to certain procedural requirements of the UK Companies Act 2006, BAT may repurchase its own shares, including any BAT ordinary shares and any redeemable shares that may be issued. Shareholders may approve two different types of such share purchases: on-market purchases or off-market purchases. A purchase is an on-market purchase if it is made on a recognized investment exchange and is not an off-market purchase. A purchase is off-market if the shares are not purchased on a recognized investment exchange or are purchased on a recognized investment exchange but are not subject to a marketing arrangement on that exchange.

A resolution passed at BAT’s 2016 annual general meeting provides the directors with authority to purchase up to 10% of the BAT ordinary shares in issue (excluding any treasury shares) as at April 27, 2016.

BAT can redeem or repurchase shares only (1) if the shares are fully paid and (2) out of (a) distributable profits or (b) the proceeds of a new issue of shares made for the purpose of the repurchase or redemption.

Under the NCBCA, a corporation may not make a distribution (including a dividend or a repurchase of its shares) if the corporation would not be able to pay its debts as they come due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were dissolved, to satisfy the preferential rights of other shareholders.

Required Shareholder Votes for Certain Transactions

The following matters, among others, require shareholder approval and, for a UK listed company, therefore have to be exclusively approved at a general meeting:

Matters requiring special resolution:

•    amendments to the articles of association;

•    change to the company’s name;

Under the NCBCA, the affirmative vote of a majority of all of the votes entitled to be cast (and, in certain situations, a majority of each voting group entitled to vote separately) of RAI is required to approve mergers and share exchanges involving RAI, the dissolution of RAI and the sale, lease, exchange or other disposition of all or substantially all of the property of RAI.

•    reducing the notice period required to call a general meeting (other than the annual general meeting) from 21 days to not less than 14 days;

•    reductions of capital; and

•    disapplication (or renewal of disapplication) of preemption rights where directors are acting under a general authority to allot.

Matters requiring ordinary resolution:

•    removal of directors;

•    approval of directors’ long-term service contracts;

•    approvals of loans, quasi loans, credit transaction, substantial property transactions etc. with directors;

•    approval of directors’ remuneration report;

•    authorization of political donations or expenditure;

•    appointment and removal of auditors;

•    fixing remuneration of auditors;

•    authority to directors to allot shares;

•    authority to directors to determine the terms, conditions and manner of redemption of shares; and

•    authority to directors to make market purchase of shares.

The NCBCA contains an exception to its voting requirement for the surviving corporation in a merger (unless otherwise provided in the corporation’s articles of incorporation) if each of the following requirements is satisfied:

•    the articles of incorporation will not be changed, except for amendments permitted to be adopted by the board of directors without shareholder approval;

•    each shareholder who was a shareholder before the effective date of the merger will hold the same shares, with identical preferences, limitations and relative rights, after the merger;

•    the number of voting shares outstanding after the merger plus the number of voting shares issuable as a result of the merger will not exceed by more than 20% the number of voting shares of the surviving corporation outstanding prior to the merger; and

•    the number of participating shares outstanding after the merger plus the number of participating shares issuable as a result of the merger will not exceed by more than 20% the number of participating shares of the surviving corporation outstanding prior to the merger.

The RAI articles of incorporation do not provide otherwise.

Under the NCBCA, a 90%-owned (with respect to each class and series of outstanding shares) subsidiary may be merged into its parent corporation without the approval of shareholders of either corporation.

State Antitakeover Statutes and Certain Articles of Incorporation Provisions

Under English law, BAT’s directors have a fiduciary duty to take only those actions that are in the interests of the company as a whole. Generally, antitakeover measures are not actions that fall within this category.

BAT is subject to the City Code on Takeovers and Mergers, which governs the conduct of mergers and takeovers in the UK. Any takeover of BAT would have to be in accordance with this Code.

There are no provisions in the BAT articles of association that would have an effect of delaying, deferring or preventing a takeover by, or change of control of, BAT.

There are two principal ways to effect a takeover of a UK public company. A takeover can be implemented by way of a contractual takeover by the bidder for the shares of the target. Alternatively, a takeover can be effected by a scheme of arrangement under which the Court, using a statutory procedure, gives effect to the takeover.

As BAT is a UK premium listed company, if it were subject to a takeover bid and the takeover were structured as a contractual takeover offer, under the UKLA Listing Rules a bidder would have to, by virtue of its shareholdings and acceptances of its takeover offer, acquire or agree to acquire shares carrying 75% of the voting rights of BAT before it could cancel BAT’s listing on the Main Market of the LSE.

Where the takeover is by way of a scheme of arrangement, the UKLA Listing Rules do not impose any additional rules as regards shareholder approval or the level of acceptances required before BAT could be delisted, as the scheme procedure provides sufficient protection for shareholders.

North Carolina has two primary anti-takeover statutes, the Shareholder Protection Act and the Control Share Acquisition Act. Under the Shareholder Protection Act, a shareholder who beneficially owns, directly or indirectly, 20% or more of the voting shares of the corporation is generally prohibited from engaging in a business combination with the corporation absent the satisfaction of certain “fair price” provisions or the affirmative vote of 95% of the voting shares of the corporation. Under the Control Share Acquisition Act, a shareholder who acquires “control shares” generally loses the right to vote those shares unless voting rights are restored by a vote of the shareholders.

In the RAI articles of incorporation, RAI has opted out of both such statutes. As such, RAI is not subject to the anti-takeover effects of such statutes.

Preemptive Rights

English law provides for statutory preemption rights that apply on an allotment of equity securities. Such rights can be disapplied by a special resolution passed by shareholders at a general meeting.

On April 27, 2016, at the annual general meeting of BAT:

1.     an ordinary resolution was passed granting the directors the authority to allot shares in the capital of BAT up to a maximum nominal amount of £310,705,147 representing the Investment Association guideline limit of two-thirds of BAT’s issued ordinary share capital (excluding treasury shares) as at March 14, 2016; and

Under the NCBCA, shareholders do not have preemptive rights to acquire newly issued capital stock of RAI unless otherwise authorized by the articles of incorporation or unless the corporation was incorporated under certain circumstances.

Under the RAI articles of incorporation and the RAI bylaws, RAI shareholders do not have preemptive rights.

2.     a special resolution was passed granting directors the authority to allot shares for cash or by way of sale of treasury shares without complying with the pre-emption rights in the UK Companies Act 2006 in certain circumstances. The authority permits directors to allot: (a) shares up to a nominal amount of £310,705,147 representing two-thirds of BAT’s issued share capital at the time, on an offer to existing shareholders on a preemptive basis. However, unless the shares are allotted pursuant to a rights issue (rather than an open offer), the directors can only allot shares up to a nominal amount of £155,352,573 representing one-third of BAT’s issued share capital; and (b) shares up to a maximum nominal value of £23,302,886 representing approximately 5% of the issued ordinary share capital of BAT (excluding treasury shares) as at March 14, 2016, otherwise than in connection with an offer to existing shareholders.

This allotment authority expires on the earlier of (1) the 2017 annual general meeting of BAT renewing this authority; and (2) July 27, 2017.

The BAT directors have confirmed their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles (the “Principles”) regarding cumulative usage of authorities within a rolling three-year period. The Principles provide that companies should not issue shares for cash representing more than 7.5% of a company’s issued share capital (excluding treasury shares) in any rolling three-year period, other than to existing shareholders, without prior consultation with shareholders.

Fiduciary Duties

Under English law, BAT’s directors have a statutory and fiduciary duty to take only those actions that are in the interests of the company as a whole. See also “—Corporate Opportunity” below.

Pursuant to the UK Companies Act 2006, directors must:

•     act in a way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;

North Carolina law is similar to the laws of most other states in requiring directors to discharge their duties in good faith, with the care of an ordinarily prudent person in a like position under similar circumstances and in a manner reasonably believed to be in the best interests of the corporation. Directors are entitled to rely on information provided by legal counsel, accountants, officers, employees, committees of the board or other persons as to matters that the directors reasonably believe are within their respective areas of competence, unless

•    act in accordance with the company’s constitution and exercise powers only for the purposes for which they are conferred;

•    exercise independent judgment;

•    exercise reasonable care, skill and diligence;

•    avoid conflicts of interest;

•    not accept benefits from third parties; and

•    declare an interest in a proposed transaction with the company.

the directors have actual knowledge that makes such reliance unwarranted.

The duties of a director of a North Carolina corporation in a situation involving a change of control of the corporation are not any different, nor is the standard of care any higher, than the director’s standard fiduciary duties under North Carolina law. As such, directors of a North Carolina corporation in a change of control situation may not be subject to directors’ heightened duties like directors in Delaware, but the directors would continue to be subject to the fiduciary duties imposed under North Carolina law noted above. In addition, a director of a North Carolina corporation also may be permitted to consider such transaction’s impact on various constituencies under certain circumstances.

Under North Carolina law, certain transactions in which a director has a direct or indirect interest are not void or voidable solely because of such interest, provided that certain conditions are met, such as obtaining the approval of disinterested directors or shareholders after full disclosure or establishing that such transaction was fair to the corporation.

Exclusive Forum

BAT’s articles of association do not stipulate an exclusive forum for a derivative action brought by a BAT shareholder pursuant to the UK Companies Act 2006. However, the Companies Act 2006 requires that a shareholder of a company who brings a derivative claim or seeks to continue a claim as a derivative claim must apply to the courts of England and Wales for permission to continue the claim.

The RAI bylaws provide that unless RAI consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law, the sole and exclusive forum for:

•    any derivative action or proceeding brought on behalf of RAI;

•    any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of RAI to RAI or RAI shareholders;

•    any action asserting a claim arising pursuant to any provision of the NCBCA, the RAI bylaws, or the RAI articles of incorporation (as each may be amended from time to time); or

•    any action asserting a claim governed by the internal affairs doctrine,

shall only be the state courts of North Carolina or the U.S. District Court for the Middle District of North Carolina.

Actions filed in any North Carolina state court shall be subject to designation or assignment to the North Carolina Business Court.

Corporate Opportunity

Under English law, a director is under a duty to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company and is obliged to declare his or her interest in a proposed or ongoing transaction to the other directors. It is an offense to fail to declare an interest.

A director shall not vote at a meeting of the directors on any resolution concerning a matter in which he or she has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, BAT) unless his or her interest arises only because the case falls within one or more of the exceptions listed in the articles of association.

The duty to avoid a conflict of interest is not infringed if the situation cannot reasonably be regarded as likely to give rise to a conflict of interest or if the matter has been authorized by the directors in accordance with the articles of association.

Provided that the director has declared his or her interest to the other directors, a director notwithstanding his or her office may, generally (i) be a party to, or otherwise interested in, any transaction or arrangement with the company or in which the company is directly or indirectly interested; or (ii) be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise be interested in, any body corporate in which the company is directly or indirectly interested.

Section 55-2-02 of the NCBCA and its official comment generally authorize the articles of incorporation to set forth any provision not inconsistent with law relevant to the authority of the corporation, its officers and board of directors, and to the management of the corporation’s internal affairs. The NCBCA does not expressly prohibit a corporation from renouncing in its articles of incorporation any interest, expectancy or opportunity to participate in specified business opportunities that are presented to the corporation or its officers, directors or shareholders.

The RAI articles of incorporation provide that:

•    neither BAT, its affiliates nor any of their directors or employees has any duty to present to RAI any business opportunities not primarily relating to the United States;

•    RAI renounces any expectancy or interest in such business opportunities; and

BAT and its affiliates shall be entitled to act upon such business opportunities and will not be liable to RAI or RAI shareholders for taking or acting upon such opportunities.

Non-competition Provisions
The BAT articles of association do not contain any non-competition provisions.

The RAI articles of incorporation limit the purpose of the corporation by prohibiting RAI from engaging in any activity that is prohibited under any restrictive covenant or non-competition agreement running to BAT or its subsidiaries, unless such activity is approved by BAT.

RAI is not currently subject to any non-competition agreement in favor of BAT or its subsidiaries.

Corporate Governance

The BAT articles of association, as amended from time to time, and English law govern the rights of holders of the BAT ordinary shares.

There are no provisions in the BAT articles of association that restrict non-resident shareholders from holding or exercising voting rights in relation to BAT ordinary shares.

BAT applies the Main Principles of the UK Corporate Governance Code, as amended from time to time.

RAI’s articles of incorporation, as amended from time to time, RAI’s bylaws, and the NCBCA govern the rights of the shareholders of RAI. There are no provisions in RAI’s articles of incorporation or bylaws that restrict non-resident shareholders from holding or exercising voting rights with respect to their shares.

Rights of Inspections

Under English law, a company must retain and keep available for inspection by shareholders free of charge, and by any other person on payment of a prescribed fee, its register of shareholders. It must also keep available for inspection by shareholders free of charge records of all resolutions and meetings by shareholders and for a fee, provide copies of the minutes to shareholders who request them. Shareholders may also inspect the service contracts of directors at BAT’s registered offices during business hours.

In each case, the records of all resolutions and meetings by shareholders should be kept for at least ten years. These records may be kept in electronic form, as long as they are capable of being produced in hard copy form.

The BAT articles of association provide that no shareholder of BAT or other person shall have any right to inspect any accounting or other book or document of the company except as conferred by statute or ordered by a court of competent jurisdiction or authorized by the directors or shareholders.

Under the NCBCA, RAI’s shareholders are granted statutory inspection rights in two separate and distinct categories. First, certain shareholders are granted the statutory right to inspect certain fundamental corporate documents without first asserting a particular purpose deemed proper. These are generally referred to as “absolute rights” of inspection. Also granted are more limited “qualified rights” of inspection of other corporate documents and records for a proper purpose.

Both the absolute rights and the qualified rights are granted only to a qualified shareholder, with one exception. For this purpose, the term “qualified shareholder” means a shareholder who has been such for at least six months immediately preceding such shareholder’s demand for inspection or who is the holder of at least 5% of RAI’s outstanding shares.

Any shareholder, whether or not a qualified shareholder, has the right, for a period beginning two business days after notice of a shareholders’ meeting has been given and continuing through the meeting, to inspect and copy the alphabetical list of the names and addresses of and number of shares held by all shareholders entitled to notice of the meeting, arranged by voting group and by class and series within each voting group.

RAI is required to keep certain records at its principal office, and a qualified shareholder is entitled to inspect and copy any of those records at the principal office during regular business hours if the shareholder gives the corporation written notice of the demand for inspection at least five business days before the date on which the shareholder wishes to inspect and copy. Those records are the following:

•    articles of incorporation with all amendments;

•    bylaws with all amendments;

•    directors’ resolutions creating and defining any class or series of shares that are outstanding pursuant to those resolutions;

•    minutes of all shareholders’ meetings and records of all action by shareholders without a meeting for the past three years;

•    financial statements required to be made available to shareholders and all written communications to shareholders generally, all within the past three years;

•    list of names and business addresses of the current directors and officers; and

•    most recent annual report.

A qualified shareholder is entitled to inspect and copy certain corporate records during regular business hours at a reasonable location specified by the corporation if the shareholder gives the corporation written notice of the demand at least five business days before the date on which the shareholder wishes to inspect and copy and if the shareholder meets certain other statutory requirements, including that the shareholder’s demand is made in good faith and for a proper purpose. The corporate records subject to this right of inspection are:

•    records of any final action taken by the board of directors or by a committee of the board acting in place of the board on behalf of the corporation;

•    minutes of any shareholders’ meetings and records of action by shareholders without a meeting more than three years old;

•    accounting records of the corporation; and

•    record of shareholders.

A proper purpose must relate either to some individual interest of the shareholder as a shareholder or to some corporate interest.

A shareholder of a public corporation does not have any statutory or common-law right to inspect or copy (a) any accounting records of the corporation or (b) any records of the corporation with respect to any matter that the corporation determines in good faith may, if disclosed, adversely affect the corporation in the conduct of its business or may constitute material nonpublic information at the time the shareholder’s demand for inspection is received by the corporation.

Shareholder Suits
The UK Companies Act 2006 provides limited circumstances in which a shareholder of a company may bring a derivative claim on behalf of the company. Such a claim may only be brought in respect of a cause of action arising from an actual or proposed act or omission involving negligence, default, breach of duty or breach of trust by a director of the company. It is immaterial whether the cause of action arose before or after the person seeking to bring the claim became a shareholder of the company. A person seeking to bring a

The NCBCA provides under certain circumstances the ability of a shareholder of RAI to bring a derivative claim on behalf of the corporation. A derivative action cannot be commenced unless a written demand has been made on the corporation to take suitable action and 90 days has expired, unless the corporation rejects the demand or irreparable injury to the corporation would result.

derivative claim must obtain the permission of the courts of England and Wales to continue that claim after issue.

The courts of England and Wales must refuse the claim if the action would not promote the success of the company, or the company authorized the director’s action or omission before it occurred, or has since ratified the action or omission (in both cases provided the act is capable of authorization or ratification). If there is no absolute bar to continuing the claim, the courts of England and Wales must consider the following (non-exhaustive) factors: (a) whether the shareholder is acting in good faith, (b) the importance that a person acting in accordance with the duty to promote the success of the company would accord to the proposed claim, (c) whether a proposed or past act or omission would be likely to be authorized or ratified, (d) whether the company has decided not to pursue the claim, (e) whether the shareholder has a cause of action that he or she may pursue in his or her own right rather than on behalf of the company and (f) the views of the shareholders of the company who have no personal direct or indirect interest in the matter.

The UK Companies Act 2006 also permits a shareholder to apply to the courts of England and Wales for relief on the grounds that: (1) the company’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim or (2) any act or omission of the company is or would be so prejudicial.

The UK Limitation Act 1980 imposes a limitation period, with certain exceptions, of civil claims. The period is six years in respect of actions in contract and tort, and twelve years for breach of any obligation contained in a deed. The period starts to run on the date that the action accrued. In the case of contract, this is the date on which the breach occurred, and in tort this is the date on which the damage occurred.

Under North Carolina law, individual shareholders may have the ability to bring a class action on behalf of themselves and other similarly situated shareholders if they can show that the shareholders have suffered a direct injury that is distinct from any injury to the corporation, and if they satisfy the other requirements for a class action under applicable North Carolina law. A shareholder class action, like an individual action, involves a claim that belongs directly to individual shareholders, instead of to the corporation, and typically is asserted by less than all of the injured shareholders as representatives of the group. All such class actions are governed in the North Carolina state courts by Rule 23(a) and (c) of the North Carolina Rules of Civil Procedure and in the federal courts by Rule 23 of the Federal Rules of Civil Procedure, and by the case law interpreting those statutes.

Disclosure Interest in Shares

There are no provisions in the BAT articles of association whereby persons acquiring, holding or disposing of a certain percentage of the BAT ordinary shares are required to make disclosure of their ownership percentage, although there are such requirements under statute and regulation.

The basic disclosure requirement under Rule 5 of the Disclosure Guidance and the Transparency Rules referred to as the Disclosure Guidance and Transparency

Acquirers of RAI common stock are subject to disclosure requirements under Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder, which provide that any person who becomes the beneficial owner of more than 5% of the outstanding shares of RAI common stock must, within 10 days after such acquisition and subject to certain exceptions, file a Schedule 13D with the SEC disclosing specified information, and send a copy of the Schedule 13D to

Rules made by the UKLA under Part VI of FSMA, imposes a statutory obligation on a person to notify BAT and the Financial Conduct Authority of the percentage of the voting rights in BAT he or she holds or is deemed to hold, through his or her direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

•    reaches, exceeds or falls below 3% and/or any subsequent whole percentage figure as a result of an acquisition or disposal of shares or financial instruments; or

•    reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to shares in BAT.

The Disclosure Guidance and Transparency Rules set out in detail the circumstances in which an obligation of disclosure will arise, as well as certain exemptions from those obligations for specified persons.

Under Section 793 of the Companies Act 2006, BAT may, by notice in writing, require a person that BAT knows or has reasonable cause to believe has or had during the three years preceding the date of notice an interest in BAT ordinary shares, to indicate whether or not that is the case and, if that person does or did hold an interest in BAT ordinary shares, to provide certain information as set out in that Act.

Under the Listing Rules made by the UKLA, BAT is required to disclose in its annual report the interests of each of its directors and their connected persons. The Market Abuse Regulation imposes an obligation of disclosure on “persons discharging managerial responsibility” (including directors) and their “closely associated” persons (in each case, as defined therein) to notify BAT and the Financial Conduct Authority of every transaction relating to the shares or debt instruments of BAT.

The City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

RAI and to each securities exchange on which RAI common stock is traded. Amendments to Schedule 13D representing changes in co-ownership or intentions with respect to RAI must be filed promptly.

RAI is required by the rules of the SEC to disclose in the proxy statement relating to its annual meeting of shareholders the identity and number of shares of RAI voting securities beneficially owned by:

•    each of its directors;

•    its principal executive officer;

•    its principal financial officer;

•    each of its three most highly compensated executive officers other than its principal executive officer and its principal financial officer;

•    all of its directors and executive officers as a group; and

•    any beneficial owner of 5% or more of the RAI voting securities of which RAI is aware.

Related Party Transactions
Under the UKLA Listing Rules, the definition of a related party includes significant shareholders (i.e., any person who is entitled to exercise, or to control the exercise of, 10% or more of the votes able to be cast at general meetings of BAT), directors and former	The RAI board of directors adopted a related person transaction approval policy, effective February 6, 2007. The definition of a related person includes a director or director nominee of RAI, an executive officer of RAI, a greater than 5% shareholder of RAI directors, anyone who “exercises significant influence over the company” or any associate of a related party.

Certain tests are used to assess the impact of the related party transaction on the listed company, or class tests.

BAT’s reporting obligations would be dependent on the outcome of the class tests. Depending on the size of the transaction, no action may be required; BAT may have to obtain confirmation from a sponsor that the terms of the proposed transaction are fair and reasonable and announce details relating to the transaction as soon as possible; or BAT may need to obtain shareholder approval at a general meeting prior to entering into the transaction.

Further, under the UK Companies Act 2006, certain transactions between a director and a related company of which he or she is a director are prohibited unless approved by the shareholders, such as loans, credit transactions and substantial property transactions.

or an immediate family member of any of the foregoing. This definition is based upon the definition set forth in the applicable rules of the SEC.

The policy requires approval in advance of transactions in which (1) RAI, or one of its subsidiaries, is a participant and (2) a related person has a direct or indirect interest.

Certain dollar value thresholds determine whether the transaction must be approved by a designated executive officer of RAI, the RAI audit committee, the RAI board of directors or a sub-set of the RAI board of directors.

RAI is required to disclose certain information regarding related party transactions in accordance with SEC rules.

Reporting Requirements

BAT is required to meet continuing obligations under UK law, including making notifications and announcements with respect to:

•    Financial reporting—BAT must publish an annual report as soon as possible and in any event within four months after the end of each financial year. The annual report must include consolidated audited accounts, a management report and a responsibility statement. BAT must also publish a half-yearly report as soon as possible and in any event no later than three months after the end of the period to which it relates;

•    Inside Information—BAT must publicly disclose via a regulated information service, referred to as an “RIS,” information of a precise nature which is not generally available, which relates, directly or indirectly, to BAT and which would, if generally available, be likely to have a significant effect on the price of BAT ordinary shares;

•    Disclosure of Interests—any person (including directors) in their capacity as holders of securities in, or relating to, BAT, is required to disclose details of their holdings of shares and financial instruments in the company, where those holdings reach, exceed or fall below 3% and any subsequent whole percentage figure of the voting share capital. BAT must then announce this via an RIS;

As a U.S. public company and a large accelerated filer under SEC rules, RAI must file with the SEC, among other reports and notices:

•    an Annual Report on Form 10-K within 60 days after the end of the fiscal year; and

•    a Quarterly Report on Form 10-Q within 40 days after the end of each fiscal quarter.

These reports are RAI’s principal disclosure documents, and in addition to financial statements, these reports include details of RAI’s business, its capitalization and recent transactions; management’s discussion and analysis of RAI’s financial condition and operating results; and officer certifications regarding disclosure controls and procedures, among other matters.

In addition, RAI must file with the SEC:

•    a proxy statement in connection with the annual shareholders meeting containing information regarding RAI’s executive compensation and the holdings of RAI securities by RAI’s directors, executive officers, and greater than 5% shareholders; and

•    Current Reports on Form 8-K within four business days of the occurrence of specified or other important corporate events.

The corporate events required to be disclosed on Form 8-K include, among other things:

•    Changes to the BAT board of directors—BAT must disclose as soon as possible via an RIS after it has made any decision about the appointment of a new director; the resignation, removal or retirement of a director; or any important change in the functions or executive responsibilities of a director;

•    Repurchase of shares—any decision by the BAT board of directors to submit to shareholders a proposal for BAT to be authorized to purchase its own equity shares, other than the renewal of an existing authority, must be disclosed via an RIS immediately;

•    Directors’ dealings—BAT must notify an RIS of any information notified to it by directors, other persons discharging management responsibilities, and persons closely associated with them, of the occurrence of all transactions conducted on their own account in the shares of the company, or derivatives or any other financial instruments linked to them;

•    Disclosure of regulated information—BAT must disseminate all regulated information (that is information to which the UKLA Listing Rules or Disclosure Requirements or Transparency Rules apply) in unedited, full text through an RIS;

•    Significant transactions—significant acquisitions and disposals by BAT or one of its subsidiaries must be publicly disclosed;

•    Transactions with related parties—where any transaction or arrangement over a certain size is proposed between a listed company (or any of its subsidiary undertakings) and a related party, an RIS announcement, a shareholder circular and the prior approval of the company in general meeting will generally be required. A “related party” to the company includes significant shareholders, directors and former directors, anyone who “exercises significant influence over the company” or any associate of a related party; and

•    Corporate Governance—BAT is required to make a statement in its annual report regarding its compliance with the UK Corporate Governance Code.

BAT will also be subject to certain periodic reporting requirements under U.S. securities laws. For a more detailed discussion about U.S. securities laws, see

•    entry into a material agreement;

•    unregistered sales of equity securities;

•    changes in control;

•    changes in the composition of the board of directors or executive officers; and

•    amendments to articles of incorporation or bylaws.

Further, RAI’s officers, directors and 10%

shareholders are subject to the reporting and

“short- swing” profit recovery provisions of

Section 16 of the Exchange Act and the rules

thereunder with respect to their purchases and

sales of RAI common stock.

“Special Factors Relating to RAI Proposal I: Approval of the Merger Agreement—Listing of BAT Ordinary Shares, Listing of BAT ADSs and Delisting and Deregistration of RAI Common Stock—Periodic Reporting under United States Securities Laws” beginning on page [●] of this proxy statement/prospectus.
Proxy Statements and Reports

On a poll, every proxy appointed by a shareholder and present at a general meeting has one vote for every share of which he or she is the holder or in respect or which his or her appointment as proxy or corporate representative has been made. On a show of hands, every proxy appointed by a shareholder and present at a general meeting has one vote, except that if the proxy has been duly appointed by more than one shareholder entitled to vote on the resolution and is instructed by one or more of those shareholders to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those shareholders to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way), he or she has one vote for and one vote against the resolution.

Under English law, there is no regulatory regime for the solicitation of proxies.

Under the Exchange Act proxy rules, RAI must comply with notice and disclosure requirements relating to the solicitation of proxies for stockholder meetings. Each outstanding share of RAI common stock is entitled to one vote. In the case of director elections, holders of RAI common stock may specify whether their shares should be voted for or against, or whether they abstain from voting with respect to, each of the director nominees. In the case of other proposals, holders of RAI common stock may specify whether their shares should be voted for or against, or whether they abstain from voting with respect to, such other proposals.

Board Remuneration

Until otherwise determined by BAT shareholders by ordinary resolution, there shall be paid to the directors who do not hold executive office (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £2,500,000 or such larger amount as BAT shareholders may by ordinary resolution decide) divided between the directors as they may determine, or, failing such determination, equally. The remuneration of the executive directors is determined by the Remuneration Committee, which comprises independent Non-Executive Directors.

The directors may also be paid all reasonable expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares and any reasonable expenses properly incurred by them otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to BAT.

RAI provides to its nonemployee directors (other than employees of BAT) compensation for their service on the board of directors in the form of retainers and meeting fees, and certain equity awards. RAI’s non-employee directors (other than employees of BAT) are collectively referred to as outside directors. RAI does not compensate any director who is an employee of RAI or any of its subsidiaries in his or her capacity as a director, except that RAI does reimburse all directors for actual expenses incurred in connection with attendance at board of directors and committee meetings, including transportation, food and lodging expenses. RAI also reimburses outside directors for the fees and expenses incurred by them in connection with their attendance at one director education program per year.

In general, in consideration for the service of the BAT employee directors on the board of directors, RAI pays BAT an annual fee, paid on a quarterly basis, per director. Such amounts generally are paid to BAT in lieu of any other compensation (other than the reimbursement of certain expenses) to which the BAT employee directors otherwise would be entitled in their capacities as members of the RAI board of directors.

APPRAISAL RIGHTS

RAI Shareholders Have Appraisal Rights

Holders of RAI common stock who are entitled to vote on the merger agreement, who timely deliver notice to RAI of their intent to demand payment for their shares, who do not vote in favor of the approval of the merger agreement, and who otherwise comply with the requirements of Article 13 of the NCBCA will be entitled to appraisal rights in connection with the merger under Article 13 of the NCBCA. In order to assert and perfect appraisal rights, a shareholder must follow the steps summarized in this proxy statement/prospectus in a timely manner. In addition, a participant in the RAI Savings Plan with shares of RAI common stock that are considered allocated to such participant’s account under the RAI Savings Plan who instructs the trustee of the RAI Savings Plan to not vote the shares of RAI common stock that are considered allocated to such participant’s account in favor of the proposal to approve the merger agreement may further instruct the trustee of the RAI Savings Plan to exercise appraisal rights in connection with the merger under and in compliance with Article 13 of the NCBCA.

Under Article 13 of the NCBCA, where a merger agreement is to be submitted for approval at a meeting of shareholders and where the corporation concludes that shareholders are entitled to assert appraisal rights, the corporation must notify each of its shareholders entitled to appraisal rights that appraisal rights are available to them, include in the notice a copy of Article 13 of the NCBCA and provide the corporation’s most recently available annual financial statements and the latest available quarterly financial statements, if any. This proxy statement/prospectus constitutes such notice. A copy of the full text of Article 13 of the NCBCA is attached as Annex E to this proxy statement/prospectus and a copy of the RAI Group’s consolidated financial statements (together with the report of RAI’s independent registered public accounting firm regarding such statements) contained in RAI’s Annual Report on Form 10-K for the year ended December 31, 2016 is attached as Annex G to this proxy statement/prospectus.

A shareholder who properly asserts appraisal rights has no assurance that it will receive an amount more than the merger consideration and, in fact, may receive an amount the same as or even less than the merger consideration.

The following summary is a description of the law pertaining to appraisal rights under the NCBCA and is qualified in its entirety by the full text of Article 13 of the NCBCA, which is attached as Annex E to this proxy statement/prospectus and incorporated by reference herein. The following summary does not constitute legal or other advice, nor does it constitute a recommendation on whether to assert appraisal rights under Article 13 of the NCBCA.

ANY SHAREHOLDER WHO WISHES TO DEMAND PAYMENT FOR HIS, HER OR ITS SHARES OR ASSERT APPRAISAL RIGHTS, OR WHO WISHES TO PRESERVE SUCH HOLDER’S RIGHT TO DO SO, SHOULD CAREFULLY REVIEW THE FOLLOWING DISCUSSION AND ANNEX E BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED COULD RESULT IN THE LOSS OF APPRAISAL RIGHTS. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR APPRAISAL, RAI BELIEVES THAT, IF A SHAREHOLDER CONSIDERS ASSERTING SUCH RIGHTS, SUCH SHAREHOLDER SHOULD CONSIDER SEEKING THE ADVICE OF LEGAL COUNSEL.

Requirements of Appraisal Rights

Under Article 13 of the NCBCA, any shareholder who (1) is entitled to vote on approval of the merger agreement, (2) delivers to RAI, before the vote to approve the merger agreement is taken, written notice of the shareholder’s intent to demand payment if the merger is effectuated, (3) does not vote in favor of the proposal to approve the merger agreement and (4) otherwise follows the procedures set forth in Article 13 of the NCBCA will be entitled to receive payment in cash of the fair value of those shares (excluding any appreciation or depreciation in anticipation of the merger unless such exclusion would be inequitable), together with interest, if any, to be paid upon the conclusion of the process set forth in Article 13 of the NCBCA. Shareholders who receive a fair value cash payment will not be entitled to receive any merger consideration.

In order to assert appraisal rights, a shareholder must not vote, or cause or permit to be voted, any of his, her or its shares in favor of the proposal to approve the merger agreement. A failure to vote will satisfy this requirement, as will a vote against the proposal to approve the merger agreement or an abstention, but a vote in favor of the proposal to approve the merger agreement (in person or by proxy) or the return of a signed proxy which does not specify a vote against the proposal to approve the merger agreement or contain a direction to abstain (which, as specified under “Special Meeting—Voting of Shares” beginning on page [●] of this proxy statement/prospectus will result in your proxy being voted in favor of the proposal to approve the merger agreement), will constitute a waiver of the shareholder’s appraisal rights.

If the above requirements are not satisfied and the merger becomes effective, a shareholder will not be entitled to payment for such holder’s shares under the provisions of Article 13 of the NCBCA.

Notice of Shareholder Intent to Demand Payment

Any shareholder wishing to assert a demand for payment and appraisal rights must deliver to RAI, before the vote on the proposal to approve the merger agreement at the special meeting, a written notice of intent to demand appraisal of the shareholder’s shares. Written notices of intent to demand payment pursuant to Article 13 of the NCBCA should be addressed to:

Reynolds American Inc.

Attention: Corporate Secretary

401 North Main Street

Winston-Salem, NC 27101

A record holder, such as a broker, who holds shares of RAI common stock as a nominee for others, may assert appraisal rights with respect to the shares held by all or less than all beneficial owners of shares as to which such person is the record holder, provided such record holder asserts appraisal rights with respect to all shares beneficially owned by any particular beneficial owner. In such case, the notice submitted by such nominee as record holder must set forth the name and address of the beneficial owner who is demanding payment. A beneficial owner may assert appraisal rights only if such beneficial owner also submits to RAI the record holder’s written consent to such assertion not later than the “Demand Deadline” (as hereinafter defined) and may assert appraisal rights only with respect to all shares of RAI common stock of which it is the beneficial owner. If you hold your shares of RAI common stock in “street name” through an account with a bank, broker or other nominee and wish to assert your appraisal rights, you are urged to consult with your bank, broker or other nominee to determine the appropriate procedures for the making of a demand for appraisal.

Neither voting against the proposal to approve the merger agreement, nor abstaining from voting or failing to vote on the proposal to approve the merger agreement, will in and of itself constitute a notice of intent to demand payment for appraisal satisfying the requirements of Article 13 of the NCBCA. The written notice of intent to demand appraisal must be in addition to and separate from any proxy or vote on the proposal to approve the merger agreement. A shareholder’s failure to deliver the notice of intent to demand appraisal prior to the taking of the vote on the proposal to approve the merger agreement at the special meeting will constitute a waiver of appraisal rights.

Appraisal Notice from RAI

If the merger is completed, RAI will be required to deliver a written appraisal notice and form to all shareholders who have satisfied the requirements described above under “—Requirements of Appraisal Rights”

and “—Notice of Shareholder Intent to Demand Payment.” The appraisal notice and form must be sent by RAI no earlier than the date the merger becomes effective and no later than ten days after that date. See “The Merger Agreement—Closing of the Merger” beginning on page [●] of this proxy statement/prospectus. The appraisal notice and form must:

•	specify the first date of any announcement of the principal terms of the merger to the shareholders. If such an announcement was made, the form must require the shareholder to certify whether beneficial ownership of the shares was acquired before that date. For more information regarding this requirement, see “—After-Acquired Shares” below;

•	require the shareholder to certify that the shareholder did not vote for or consent to the merger;

•	disclose where the appraisal form is to be returned, where certificates for certificated shares must be deposited and the date by which such certificates must be deposited and, in the case of non-certificated shares represented by book-entry, the extent to which transfer of the shares will be restricted after the payment demand is received;

•	disclose a date by which RAI must receive the appraisal form from the shareholder, known as the “Demand Deadline.” The Demand Deadline may not be less than 40 nor more than 60 days after the date the appraisal notice and form are sent to shareholders;

•	disclose that if the appraisal form is not received by RAI by the specified date, the shareholder will be deemed to have waived the right to demand appraisal;

•	disclose RAI’s estimate of the fair value of the shares;

•	disclose that, if requested in writing by the shareholder, RAI will provide within 10 days after the Demand Deadline the number of shareholders who have returned their appraisal forms and the total number of shares of RAI common stock owned by them;

•	disclose a date within 20 days after the Demand Deadline by which shareholders can withdraw the request for appraisal; and

•	include a copy of Article 13 of the NCBCA.

A shareholder who receives an appraisal notice from RAI must demand payment by signing and returning the appraisal form included with the notice and, in the case of certificated shares, deposit his, her or its share certificates in accordance with the terms of the appraisal notice. Shareholders should respond to the appraisal form’s request discussed above regarding when beneficial ownership of the shares was acquired. A failure to provide this certification allows RAI to treat the shares as “after-acquired shares” subject to RAI’s authority to delay payment as described below under “—After-Acquired Shares.” Once a shareholder returns the signed appraisal form and deposits his, her or its certificates or, in the case of non-certificated shares represented by book-entry, returns the signed appraisal form, the shareholder loses all rights as a shareholder unless a timely withdrawal occurs as described below. A shareholder who does not sign and return the appraisal form and, in the case of certificated shares, fails to deposit the shares, is not entitled to payment under Article 13 of the NCBCA.

A shareholder who has complied with all the steps required for appraisal may thereafter decline to assert appraisal rights and withdraw from the appraisal process by notifying RAI in writing. The appraisal notice will include a date by which the withdrawal notice must be received. Following this date, a shareholder may only withdraw from the appraisal process with RAI’s consent.

RAI’s Payment to Shareholders

Within 30 days after the Demand Deadline, RAI is required to pay each shareholder that has complied with the requirements summarized above the amount that RAI estimates to be the fair value of such shareholder’s shares, plus interest accrued from the date the merger became effective to the date of payment. The payment will be accompanied by the following:

•	RAI’s most recently available balance sheet, income statement and statement of cash flows as of the end of or for the fiscal year ending not more than 16 months before the date of payment, and the latest available quarterly balance sheet, income statement and statement of cash flows, if any;

•	a statement of RAI’s estimate of the fair value of the shares, which must equal or exceed RAI’s estimate in the earlier-circulated appraisal notice; and

•	a statement that the shareholder has the right to submit a final payment demand as described below and that the shareholder will lose the right to submit a final payment demand if he, she or it does not act within the specified time frame.

Final Payment Demand by Shareholder

A shareholder who is dissatisfied with the amount of the payment received from RAI must notify RAI in writing of such shareholder’s own estimate of the fair value of its shares of RAI common stock and the amount of interest due, and demand payment of the excess of this estimate over the amount previously paid by RAI. A shareholder who does not submit a final payment demand within 30 days after receiving RAI’s payment is only entitled to the amount previously paid.

After-Acquired Shares

RAI may withhold payment with respect to any shares of RAI common stock which a shareholder failed to certify on the appraisal form as being beneficially owned prior to the date stated in the appraisal notice as the date on which the principal terms of the merger were first announced. If RAI withholds payment, it must, within 30 days after the Demand Deadline, provide affected shareholders with RAI’s estimate of fair value of the shares and RAI’s most recently available balance sheet, income statement and statement of cash flows as of the end of or for the fiscal year ending not more than 16 months before the date of payment, and the latest available quarterly balance sheet, income statement and statement of cash flows, if any. RAI must also inform such shareholders that they may accept RAI’s estimate of the fair value of their shares of RAI common stock, plus interest, in full satisfaction of their claim or submit a final payment demand. Shareholders who wish to accept the offer must notify RAI of their acceptance within 30 days after receiving the offer. RAI must send payment to such shareholders within ten days after receiving their acceptance. Shareholders who are dissatisfied with the offer must reject the offer and demand payment of the shareholder’s own estimate of the fair value of the shares of RAI common stock, plus interest, within 30 days after receiving RAI’s offer of payment. If a shareholder does not explicitly accept or reject RAI’s offer, the shareholder will be deemed to have accepted the offer. RAI must send payment to these shareholders within 40 days after sending the notice regarding withholding of payment.

Judicial Appraisal of Shares

If RAI does not pay the amount demanded pursuant to a shareholder’s final payment demand, RAI must commence a proceeding in North Carolina Superior Court within 60 days after receiving the final demand. The purpose of the proceeding is to determine the fair value of the shares of RAI common stock and the interest due. If RAI does not commence the proceeding within the 60-day period, it must pay each shareholder demanding appraisal the amount demanded, plus interest.

All shareholders whose payment demands remain unsettled will be parties to the proceeding. The proceeding is against the shareholders’ shares of RAI common stock and not against the shareholders personally.

There is no right to a jury trial. Each shareholder who is a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of the shareholder’s shares of RAI common stock, plus interest, exceeds the amount paid by RAI to the shareholder for the shares of RAI common stock.

The court will determine all court costs of the proceeding and will assess the costs against RAI, except that the court may assess costs against some or all of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Article 13 of the NCBCA. The court may also assess expenses (including legal fees) for the respective parties, in the amounts the court finds equitable: (1) against RAI if the court finds that it did not substantially comply with the statutes or (2) against RAI or the shareholder demanding appraisal, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith. If the court finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that the expenses should not be assessed against RAI, it may direct that the expenses be paid out of the amounts awarded to the shareholders who were benefited.

If RAI fails to make a required payment to a shareholder under Article 13 of the NCBCA, the shareholder entitled to payment can commence an action against RAI directly for the amount owed and recover the expenses of that action.

Determination of Fair Value

The North Carolina Superior Court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings in North Carolina.

In determining fair value, the North Carolina Superior Court will consider the value of the shares of RAI common stock (1) immediately before the completion of the merger, excluding any appreciation or depreciation in anticipation of the merger unless exclusion would be inequitable, (2) using customary and current valuation concepts and techniques generally employed for similar business in the context of the merger, and (3) without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to Section 55-13-02(a)(5) of the NCBCA. Such fair value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.

THE SUMMARY SET FORTH ABOVE DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF ARTICLE 13 OF THE NCBCA RELATING TO THE RIGHTS OF SHAREHOLDERS DEMANDING APPRAISAL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE APPLICABLE SECTIONS OF THE NCBCA, WHICH ARE ATTACHED AS ANNEX E TO THIS PROXY STATEMENT/PROSPECTUS. SHAREHOLDERS INTENDING TO ASSERT APPRAISAL RIGHTS ARE URGED TO REVIEW ANNEX E CAREFULLY AND TO CONSULT WITH LEGAL COUNSEL SO AS TO BE IN STRICT COMPLIANCE THEREWITH.

OTHER IMPORTANT INFORMATION REGARDING THE PARTIES

Directors of BAT and the BAT Group management board

The current business address of British American Tobacco p.l.c. and each of its directors and members of the BAT Group management board is Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom, and the business telephone number of each such entity or person is +44 (0) 20 7845 1000. The beneficial ownership, if any, of each such entity or person of RAI common stock is described in greater detail in the section titled “Security Ownership of Certain Beneficial Owners and Management” beginning on page [●] of this proxy statement/prospectus. The current business address of BAT’s agent for service of process and authorized representative in the United States for this proxy statement/prospectus, Puglisi & Associates, is 850 Library Avenue, Suite 204, Newark, Delaware, 19711, Attention: Service of Process Department.

The names, citizenship and material occupations, positions, offices or employment during the past five years of the directors of BAT and members of the BAT Management Board are described in the section titled “Business of BAT—Directors and Management Board” beginning on page [●] of this proxy statement/prospectus.

Directors and Executive Officers of Merger Sub, BATUS, B&W and Louisville

The current business address of Merger Sub and each of its executive officers and directors is Wells Fargo Capitol Center, Suite 2300, 150 Fayetteville Street, Raleigh, North Carolina 27601, and the business telephone number of each such entity or person is (919) 821-6731. The current business address of BATUS, a corporation organized under the laws of Delaware, and each of its executive officers and directors is 103 Foulk Road, Suite 201-3, Wilmington, Delaware 19803 and the current business telephone number of such entity or persons is (302) 691-6327. The current business address of B&W, a corporation organized under the laws of Delaware, and each of its executive officers and directors is 103 Foulk Road, Suite 201-3, Wilmington, Delaware 19803 and the business telephone number of each such entity or person is (302) 691-6325. The current business address of Louisville, a private limited company organized under the laws of England and Wales, and each of its executive officers and directors is Globe House, 4 Temple Place, London, WC2R 2PG, United Kingdom, and the business telephone number of each such entity or person is +44 (0) 20 7845 1000.

The principal business of Merger Sub, BATUS, B&W and Louisville as members of the BAT Group is the manufacture and sale of traditional tobacco products, which are comprised of cigarettes, fine cut (roll-your-own and make-your-own tobacco), Swedish-style snus and cigars, alongside next generation products, including vapor products and tobacco heating products.

The beneficial ownership, if any, of each such entity or person of RAI common stock is described in greater detail in the section titled “Security Ownership of Certain Beneficial Owners and Management” beginning on page [●] of this proxy statement/prospectus.

The names, citizenship and material occupations, positions, offices or employment during the past five years of the directors and executive officers of Merger Sub, BATUS, B&W and Louisville are as follows:

Michael Joseph Walter (58), Director and Treasurer, BATUS, and Secretary, Treasurer and Director, Merger Sub. Mr. Walter has been a Director of BATUS since 2006, Treasurer since 2016 and was President from 2013 until 2016. Mr. Walter became Secretary, Treasurer and a Director of Merger Sub in 2017. Mr. Walter has been a Consultant for Louisville Corporate Services, Inc., referred to as LCSI, since 2016, where he previously was President from 2013 until 2016, and Divisional Vice President of Tax and Treasury of LCSI from 2004 until 2013. The principal business of LCSI is corporate services for BAT wholly owned subsidiaries and the current business address is 401 South 4th Street, Suite 1010, Louisville, KY 40202. Mr. Walter is a citizen of the United States.

Loren Brent Cotton (60), Director and President, BATUS, Director and President, Merger Sub, and Treasurer, B&W. Mr. Cotton has been President of BATUS since 2016 and a Director since 2015. He originally joined BATUS as Assistant Secretary in 2007 and previously held the position of Treasurer from 2013 until 2016. Mr. Cotton has been President and a Director of Merger Sub since January 2017. Mr. Cotton joined B&W as Treasurer in 2006. Mr. Cotton has been President of LCSI, since 2016 and a Director since 2013. He was previously Secretary and Treasurer of LCSI from 2013 until 2016, and Assistant Secretary from 2007 to 2013. The principal business of LCSI is corporate services for BAT wholly owned subsidiaries and the current business address is 401 South 4th Street, Suite 1010, Louisville, KY 40202. Mr. Cotton is a citizen of the United States.

Lisa M. Oakes (51), Director and Secretary, BATUS. Ms. Oakes was appointed Secretary and a Director of BATUS in 2004. Ms. Oakes has been Vice President Client Services and Internal Compliance officer at CSC Entity Services, referred to as CSC, since 2004, and Workflow Leader since 2011. The principal business of CSC, a subsidiary of Corporation Services Company, is corporate services. The current business address of CSC is 103 Foulk Road, Suite 101, Wilmington, DE 19803. Ms. Oakes is a citizen of the United States.

Andrew T. Panaccione (56), Director and Secretary, B&W. Mr. Panaccione has been a Director and Secretary of B&W since 2004. Mr. Panaccione has been Chief Financial Officer of W Bar E Inc., referred to as W Bar E, since 2015. The principal business of W BAR E is diversified industrials and realty investments. The current business address of W BAR E is 1600 Union Meeting Road, Blue Bell, PA 19422. Mr. Panaccione held the position of Vice President at Corporation Service Company, referred to as CSC, from 2013 until 2015. The principal business of CSC is corporate services and the current business address is 103 Foulk Road, Wilmington, DE 19803. Mr. Panaccione is a citizen of the United States.

Timothy James Hazlett (56), Director and President, B&W. Mr. Hazlett has been President and a Director of B&W since 2004. Mr. Hazlett began T.J. Hazlett, LLC, referred to as T.J. Hazlett, as the Managing Member in 2010. The principal business of T. J. Hazlett is consulting and director services and the current business address is 627 Eagle Watch Lane, Osprey, FL 34229. Mr. Hazlett began Hazlett Corporate Counsel, PLLC as the Managing Member in 2007. The principal business of Hazlett Corporate Counsel, PLLC is legal services and the current business address is 401 South 4th Street, Suite 1010, Louisville, KY 40202. Mr. Hazlett is a citizen of the United States.

Robert Casey (68), Director, Louisville, and Director, B&W. Mr. Casey has been a director of B&W since 2004. Mr. Casey has been a director of Louisville since 2002. Mr. Casey has been an Assistant General Counsel-Corporate for BAT since 2001. Mr. Casey is a citizen of the United States.

Steven Dale (49), Director, Louisville. Mr. Dale has served as a Director of Louisville since July 2016. Mr. Dale has been the Head of Corporate Tax for BAT since 2015, prior to which he was the Commercial Tax Manager from 2012 until 2014. Mr. Dale is a citizen of the United Kingdom.

Directors and Executive Officers of Reynolds American Inc.

The RAI board of directors presently consists of 14 members. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director of RAI is set forth in RAI’s Annual Report on Form 10-K/A for the year ended December 31, 2016, filed with the SEC on March 20, 2017, incorporated by reference herein. See “Where You Can Find More Information.” The merger agreement provides, however, that the directors of Merger Sub immediately prior to the completion of the merger will be the initial directors of the surviving corporation immediately following the merger until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

The merger agreement provides that the officers of RAI immediately prior to the completion of the merger will be the initial officers of the surviving corporation immediately following the merger. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each executive officer of RAI is set forth in RAI’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 9, 2017, incorporated by reference herein. See “Where You Can Find More Information.” Following the merger, each executive officer will serve until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of BAT Ordinary Shares

As of March 16, 2017, BAT had a total of 2,027,024,093 ordinary shares in issue, listed on the LSE and the JSE.

As of March 16, 2017, there were 40,691 record holders of BAT ordinary shares listed on the LSE (including Citibank as the depositary bank for the BAT ADSs) and 1,773,778,601 of such BAT ordinary shares outstanding. As of such date, to BAT’s knowledge, 302 record holders, representing 0.02% of the BAT ordinary shares listed on the LSE, had a registered address in the United States. As of March 16, 2017, there were 946 record holders of BAT ordinary shares listed on the JSE (including PLC Nominees (Proprietary) Limited as the nominee for the dematerialized BAT ordinary shares listed on the JSE) and 253,245,492 of such BAT ordinary shares outstanding. As of such date, to BAT’s knowledge, no record holders of the BAT ordinary shares listed on the JSE had a registered address in the United States. As of March 16, 2017, based on information received from Citibank, there were 802 record holders of BAT ADSs and 57,083,820 BAT ADSs outstanding. As of such date, based on information received from Citibank, 795 record holders, representing 99.99% of BAT ADSs representing BAT ordinary shares had a registered address in the United States.

The tables below set forth the beneficial ownership of certain BAT shareholders. Percentage of ownership is based on 1,864,378,503 BAT ordinary shares outstanding (excluding 162,645,590 treasury shares) as of March 16, 2017.

Security Ownership of BAT Principal Shareholders

The table below presents, to the knowledge of BAT’s management on the basis of notification received under the UK Disclosure Guidance and Transparency Rules, referred to as the DTRs, information regarding the total amount of BAT shares directly or indirectly owned by BAT’s major shareholders, including, in accordance with applicable UK regulations, each shareholder that is known to BAT to have voting rights of 3% or more as of March 16, 2017.

Brokers or other nominees may hold BAT ordinary shares in “street name” for customers who are the beneficial owners of the shares. As a result, BAT may not be aware of each person or group of affiliated persons who own more than 3% of BAT ordinary shares. BAT’s major shareholders do not have different voting rights from BAT’s other shareholders.

Name of Beneficial Owner	Number of Ordinary Shares	Percentage of Issued Share Capital(1)
BlackRock, Inc.	132,891,526	7.13
Reinet Investments S.C.A.	76,518,264	4.10
The Capital Group Companies, Inc.	94,321,111	5.06

(1)	The percentage of issued share capital excludes treasury shares.

To the knowledge of BAT’s management, none of the above shareholders hold voting rights which are different from those held by BAT’s other shareholders and there are no shareholdings that carry special rights relating to control of BAT.

Significant Changes in Ownership

In accordance with the DTRs, share transfers by major shareholders of greater than 1% must be reported to BAT. The following table sets out the notifications received by BAT during the past three years to the best of BAT’s knowledge.

Name of Beneficial Owner	Date of notification	Nature of threshold crossed/reached as a result of share transfers	Number of ordinary shares immediately following notification	Percentage of issued share capital immediately following notification
The Capital Group Companies, Inc.	August 25, 2015	Above 4%	75,240,878	4.04
The Capital Group Companies, Inc.	March 3, 2016	Above 5%	94,321,111	5.06

Security Ownership of BAT Directors and the BAT Group management board

The following table presents information regarding the total amount of BAT ordinary shares beneficially owned (outright, by their family or by connected persons) by each current director of BAT, each member of the BAT Group management board and all directors and the BAT Group management board as a group, as of March 16, 2017. Unless otherwise indicated, the address for each director and member of the BAT Group management board listed is: c/o British American Tobacco p.l.c., Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom. The address for Jack Bowles is 16th Floor , 2 IFC, 8 Finance Street, Central, Hong Kong.

	Number of Ordinary Shares	Percentage of Class(9)
BAT Directors
Richard Burrows	15,000	0.0008
Nicandro Durante(1)(2)(3)	296,111	0.0159
Ben Stevens(1)(2)(3)	108,790	0.0058
Sue Farr	—	—
Ann Godbehere(4)	3,100	0.0002
Marion Helmes	4,500	0.0002
Savio Kwan	3,148	0.0002
Pedro Malan	—	—
Gerry Murphy	5,000	0.0003
Dimitri Panayotopoulos	3,300	0.0002
Kieran Poynter	5,000	0.0003

BAT Group management board
Jerome Abelman(5)(6)(7)	37,339	0.0020
Jack Bowles(5)(6)(7)	100,763	0.0054
Alan Davy(5)(6)(7)	43,104	0.0023
Giovanni Giordano(5)(6)(7)(8)	41,521	0.0022
Andrew Gray(5)(6)(7)	59,988	0.0032
Tadeu Marroco(5)(6)(7)	16,485	0.0009
David O’Reilly(5)(6)(7)	28,077	0.0015
Ricardo Oberlander(5)(6)(7)	56,692	0.0030
Naresh Sethi(5)(6)(7)	55,255	0.0030
Johan Vandermeulen(5)(6)(7)	8,468	0.0005
Kingsley Wheaton(5)(6)(7)	20,402	0.0011

All BAT Directors and BAT management board as a group (22 Persons)	912,043	0.0490

Notes:

(1)

The number of BAT ordinary shares beneficially owned by the Executive Directors include BAT ordinary shares awarded and required to be held for a period of at least three years in a UK-based trust under the SIP.

BAT ordinary shares cannot be sold or transferred out of the trust until the end of the three-year holding period. The amounts above include the following BAT ordinary shares held in the trust under the SIP: (a) 1,926 BAT ordinary shares for Mr. Durante, of which 403 have been held for less than three years; and (b) 558 BAT ordinary shares for Mr. Stevens, of which 280 have been held for less than three years. In all cases, the beneficial owner of BAT ordinary shares under the SIP may direct the trust to exercise its voting rights in accordance with his instructions. See footnote (4) to the table below under the heading “—Outstanding Share-based Awards and Options-based Awards of BAT Directors and the BAT Group Management Board” for additional details regarding the SIP and the BAT ordinary shares held thereunder.
(2)	The number of BAT ordinary shares beneficially owned by the Executive Directors include the following number of options granted under the LTIP and the Sharesave Scheme that are scheduled to vest and may be exercised within 60 days of March 16, 2017: (a) 62,123 options under the LTIP and 591 options under the Sharesave Scheme for Mr. Durante; and (b) 34,605 options under the LTIP for Mr. Stevens. Each option is convertible into one BAT ordinary share upon exercise. See footnotes (1) and (2) to the table below under the heading “—Outstanding Share-based Awards and Options-based Awards of BAT Directors and the BAT Group Management Board” for additional details regarding the LTIP and the Sharesave Scheme, respectively.
(3)	The number of BAT ordinary shares beneficially owned by the Executive Directors include the following number of awards of restricted BAT ordinary shares granted under the DSBS that are scheduled to vest within 60 days of March 16, 2017: (a) 27,466 BAT ordinary shares for Mr. Durante; and (b) 18,356 BAT ordinary shares for Mr. Stevens. Until awards of BAT ordinary shares under the DSBS vest, they are held in trust and the recipient of such award does not have the ability to transfer, sell or direct the voting of the applicable BAT ordinary shares. See footnote (3) to the table below under the heading “—Outstanding Share-based Awards and Options-based Awards of BAT Directors and the BAT Group Management Board” for additional details regarding the DSBS.
(4)	The BAT ordinary shares beneficially owned by Ms. Godbehere are represented by BAT ADSs, each of which represents one BAT ordinary share.
(5)	The number of BAT ordinary shares beneficially owned by the members of the BAT Group management board include BAT ordinary shares awarded and required to be held for a period of at least three years in a UK-based trust under the SIP. BAT ordinary shares cannot be sold or transferred out of the trust until the end of the three-year holding period. The amounts above include the following BAT ordinary shares held in the trust under the SIP: (a) 305 BAT ordinary shares for Mr. Abelman, of which 222 have been held for less than three years; (b) 479 BAT ordinary shares for Mr. Bowles, of which 246 have been held for less than three years; (c) 412 BAT ordinary shares for Mr. Davy, of which 244 have been held for less than three years; (d) 618 BAT ordinary shares for Mr. Giordano, of which 259 have been held for less than three years; (e) 675 BAT ordinary shares for Mr. Gray, of which 279 have been held for less than three years; (f) 353 BAT ordinary shares for Mr. Marroco, of which 229 have been held for less than three years; (g) 1,454 BAT ordinary shares for Mr. O’Reilly, of which 360 have been held for less than three years; (h) 303 BAT ordinary shares for Mr. Oberlander, of which 232 have been held for less than three years; (i) 1,114 BAT ordinary shares for Mr. Sethi, of which 318 have been held for less than three years; (j) 228 BAT ordinary shares for Mr. Vandermeulen, of which 133 have been held for less than three years; and (k) 538 BAT ordinary shares for Mr. Wheaton, of which 258 have been held for less than three years. In all cases, the beneficial owner of BAT ordinary shares under the SIP may direct the trust to exercise its voting rights in accordance with his instructions. See footnote (4) to the table below under the heading “—Outstanding Share-based Awards and Options-based Awards of BAT Directors and the BAT Group Management Board” for additional details regarding the SIP and the BAT ordinary shares held thereunder.
(6)

The number of BAT ordinary shares beneficially owned by the members of the BAT Group management board include the following number of options granted under the LTIP and the Sharesave Scheme that are scheduled to vest and may be exercised within 60 days of March 16, 2017: (a) 3,588 options under the LTIP for Mr. Abelman; (b) 17,472 options under the LTIP for Mr. Bowles; (c) 12,707 options under the LTIP and 591 options under the Sharesave Scheme for Mr. Davy; (d) 17,119 options under the LTIP and 236 options under the Sharesave Scheme for Mr. Giordano; (e) 17,472 options under the LTIP for Mr. Gray; (f) 4,709 options under the LTIP for Mr. Marroco; (g) 11,471 options under the LTIP for Mr. O’Reilly;

(h) 14,118 options under the LTIP for Mr. Oberlander; (i) 14,648 options under the LTIP and 346 options under the Sharesave Scheme for Mr. Sethi; (j) 5,567 options under the LTIP for Mr. Vandermeulen; and (k) 12,177 options under the LTIP for Mr. Wheaton. See footnote (1) to the Outstanding Share-based Awards and Options-based Awards table below for details of the LTIP and footnote (2) to the Outstanding Share-based Awards and Options-based Awards table below for details of the Sharesave. Each option is convertible into one BAT ordinary share upon exercise. See footnotes (1) and (2) to the table below under the heading “—Outstanding Share-based Awards and Options-based Awards of BAT Directors and the BAT Group Management Board” for additional details regarding the LTIP and the Sharesave Scheme, respectively.
(7)	The number of BAT ordinary shares beneficially owned by the members of the BAT Group management board include the following number of awards of restricted BAT ordinary shares granted under the DSBS that are scheduled to vest within 60 days of March 16, 2017: (a) 3,345 BAT ordinary shares for Mr. Abelman; (b) 8,341 BAT ordinary shares for Mr. Bowles; (c) 5,674 BAT ordinary shares for Mr. Davy; (d) 8,172 BAT ordinary shares for Mr. Giordano; (e) 8,341 BAT ordinary shares for Mr. Gray; (f) 2,810 BAT ordinary shares for Mr. Marroco; (g) 5,476 BAT ordinary shares for Mr. O’Reilly; (h) 6,740 BAT ordinary shares for Mr. Oberlander; (i) 6,993 BAT ordinary shares for Mr. Sethi; (j) 2,538 BAT ordinary shares for Mr. Vandermeulen; and (k) 5,813 BAT ordinary shares for Mr. Wheaton. Until awards of BAT ordinary shares under the DSBS vest, they are held in trust and the recipient of such award does not have the ability to transfer, sell or direct the voting of the applicable BAT ordinary shares. See footnote (3) to the table below under the heading “—Outstanding Share-based Awards and Options-based Awards of BAT Directors and the BAT Group Management Board” for additional details regarding the DSBS.
(8)	8,000 BAT ordinary shares held by Mr. Giordano are represented by BAT ADSs, each of which represents one BAT ordinary share.
(9)	The information in this column is based on 1,864,378,503 BAT ordinary shares outstanding (excluding treasury shares) as of March 16, 2017. Any securities not outstanding subject to options, warrants, rights or conversion privileges that give the beneficial owner the right to acquire the securities within 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

Outstanding Share-based Awards and Options-based Awards of BAT Directors and the BAT Group Management Board

The following table presents information regarding the options and the restricted share awards held by the BAT Directors and the BAT Group management board as of March 16, 2017. The following BAT Directors (being the Chairman and the Non-Executive Directors) have not been granted share-based Awards or Options-based Awards over BAT ordinary shares: Mr. Burrows, Ms. Farr,
Ms. Godbehere, Dr. Helmes, Mr. Kwan, Dr. Malan, Dr. Murphy, Dr. Panayotopoulos and Mr. Poynter.

	Number of Options Held	Date of Grant/ Award	Option Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)
BAT Directors
Nicandro Durante
LTIP(1)	135,052	28 Mar 14	0.00	32.58	—	28 Mar 2017 -27 Mar 2024
	127,448	27 Mar 15	0.00	36.25	—	27 Mar 2018 -26 Mar 2025
	140,529	12 May 16	0.00	42.34	—	12 May 2019 -11 May 2026
Sharesave(2)	591	28 Mar 12	25.36	31.70	—	1 May 2017 - 31 Oct 2017
	543	26 Aug 14	27.87	34.83	—	1 Oct 2019 - 31 Mar 2020

Total Options	404,163

DSBS(3)	—	28 Mar 14	—	—	27,466	28 Mar 17
	—	27 Mar 15	—	—	19,419	27 Mar 18
	—	29 Mar 16	—	—	29,690	29 Mar 19
SIP(4)	—	1 Apr 14	—	—	73	1 Apr 17
	—	9 May 14	—	—	39	9 May 17
	—	30 Sept 14	—	—	21	30 Sept 17
	—	1 Apr 15	—	—	52	1 Apr 18
	—	8 May 15	—	—	44	8 May 18
	—	30 Sept 15	—	—	23	30 Sept 18
	—	1 Apr 16	—	—	88	1 Apr 19
	—	9 May 16	—	—	43	9 May 19
	—	28 Sept 16	—	—	20	28 Sept 19

Total Restricted Share Awards					76,978

Ben Stevens
LTIP(1)	75,230	28 Mar 14	0.00	32.58	—	28 Mar 2017 - 27 Mar 2024
	69,641	27 Mar 15	0.00	36.25	—	27 Mar 2018 -26 Mar 2025
	71,669	12 May 16	0.00	42.34	—	12 May 2019 -11 May 2026
Sharesave(2)	543	26 Aug 14	27.87	34.83	—	1 Oct 2019 - 31 Mar 2020
	495	23 Mar 15	30.26	37.82	—	1 May 2020 - 31 Oct 2020

Total Options	217,578

DSBS(3)	—	28 Mar 14	—	—	18,356	28 Mar 17
	—	27 Mar 15	—	—	12,732	27 Mar 18
	—	29 Mar 16	—	—	19,468	29 Mar 19
SIP(4)	—	1 Apr 14	—	—	73	1 Apr 17
	—	9 May 14	—	—	19	9 May 17
	—	30 Sept 14	—	—	7	30 Sept 17
	—	1 Apr 15	—	—	52	1 Apr 18
	—	8 May 15	—	—	15	8 May 18

	Number of Options Held	Date of Grant/ Award	Option Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)
	—	30 Sept 15	—	—	7	30 Sept 18
	—	1 Apr 16	—	—	88	1 Apr 19
	—	9 May 16	—	—	13	9 May 19
	—	28 Sept 16	—	—	6	28 Sept 19

Total Restricted Shares					50,836

BAT Group management board
Jerome Abelman
LTIP(1)	7,801	28 Mar 14	0.00	32.58	—	28 Mar 2017 - 27 Mar 2024
	23,448	27 Mar 15	0.00	36.25	—	27 Mar 2018 - 26 Mar 2025
	22,732	12 May 16	0.00	42.34	—	12 May 2019 - 11 May 2026
Sharesave(2)	991	23 Mar 15	30.26	37.82	—	1 May 2020 - 31 Oct 2020

Total Options	54,972

DSBS(3)	—	28 Mar 14	—	—	3,345	28 Mar 17
	—	27 Mar 15	—	—	1,706	27 Mar 18
	—	29 Mar 16	—	—	8,164	29 Mar 19
SIP(4)	—	1 Apr 14	—	—	73	1 Apr 17
	—	1 Apr 15	—	—	52	1 Apr 18
	—	1 Apr 16	—	—	88	1 Apr 19
	—	9 May 16	—	—	3	9 May 19
	—	28 Sept 16	—	—	2	28 Sept 19
	—	3 Apr 17	—	—	4	3 Apr 17

Total Restricted Share Awards					13,437

Jack Bowles
LTIP(1)	37,983	28 Mar 14	0.00	32.58	—	28 Mar 2017 - 27 Mar 2024
	35,517	27 Mar 15	0.00	36.25	—	27 Mar 2018 - 26 Mar 2025
	31,943	12 May 16	0.00	42.34	—	12 May 2019 - 11 May 2026

Total Options	105,443

DSBS(3)	—	28 Mar 14	—	—	8,341	28 Mar 17
	—	27 Mar 15	—	—	7,359	27 Mar 18
	—	29 Mar 16	—	—	11,473	29 Mar 19
SIP(4)	—	1 Apr 14	—	—	73	1 Apr 17
	—	9 May 14	—	—	7	9 May 17
	—	30 Sept 14	—	—	3	30 Sept 17
	—	1 Apr 15	—	—	52	1 Apr 18
	—	8 May 15	—	—	7	8 May 18
	—	30 Sept 15	—	—	3	30 Sept 18
	—	1 Apr 16	—	—	88	1 Apr 19
	—	9 May 16	—	—	6	9 May 19
	—	28 Sept 16	—	—	3	28 Sept 19
	—	3 Apr 17	—	—	4	3 Apr 17

Total Restricted Share Awards					27,419

	Number of Options Held	Date of Grant/ Award	Option Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)
Alan Davy
LTIP(1)	27,624	28 Mar 14	0.00	32.58	—	28 Mar 2017 - 27 Mar 2024
	25,862	27 Mar 15	0.00	36.25	—	27 Mar 2018 - 26 Mar 2025
	23,027	12 May 16	0.00	42.34	—	12 May 2019 - 11 May 2026
Sharesave(2)	591	28 Mar 12	25.36	31.70	—	1 May 2017 - 31 Oct 2017
	543	26 Aug 14	27.87	34.83	—	1 Oct 2019 - 31 Mar 2020

Total Options	77,647

DSBS(3)	—	28 Mar 14	—	—	5,674	28 Mar 17
	—	27 Mar 15	—	—	5,358	27 Mar 18
	—	29 Mar 16	—	—	8,270	29 Mar 19
SIP(4)	—	1 Apr 14	—	—	73	1 Apr 17
	—	9 May 14	—	—	5	9 May 17
	—	30 Sept 14	—	—	3	30 Sept 17
	—	1 Apr 15	—	—	52	1 Apr 18
	—	8 May 15	—	—	7	8 May 18
	—	30 Sept 15	—	—	5	30 Sept 18
	—	1 Apr 16	—	—	88	1 Apr 19
	—	9 May 16	—	—	7	9 May 19
	—	28 Sept 16	—	—	4	28 Sept 19

Total Restricted Share Awards					19,546

Giovanni Giordano
LTIP(1)	37,216	28 Mar 14	0.00	32.58	—	28 Mar 2017 - 27 Mar 2024
	34,137	27 Mar 15	0.00	36.25	—	27 Mar 2018 - 26 Mar 2025
	30,113	12 May 16	0.00	42.34	—	12 May 2019 - 11 May 2026
Sharesave(2)	236	28 Mar 12	25.36	31.70	—	1 May 2017 - 31 Oct 2017
	475	23 Mar 15	30.26	37.82	—	1 May 2018 - 31 Oct 2018

Total Options	102,177

DSBS(3)	—	28 Mar 14	—	—	8,172	28 Mar 17
	—	27 Mar 15	—	—	7,073	27 Mar 18
	—	29 Mar 16	—	—	10,815	29 Mar 19
SIP(4)	—	1 Apr 14	—	—	73	1 Apr 17
	—	9 May 14	—	—	7	9 May 17
	—	30 Sept 14	—	—	5	30 Sept 17
	—	1 Apr 15	—	—	52	1 Apr 18
	—	8 May 15	—	—	10	8 May 18
	—	30 Sept 15	—	—	6	30 Sept 18
	—	1 Apr 16	—	—	88	1 Apr 19
	—	9 May 16	—	—	12	9 May 19
	—	28 Sept 16	—	—	6	28 Sept 19

Total Restricted Share Awards					26,319

	Number of Options Held	Date of Grant/ Award	Option Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)
Andrew Gray
LTIP(1)	37,983	28 Mar 14	0.00	32.58	—	28 Mar 2017 - 27 Mar 2024
	37,241	27 Mar 15	0.00	36.25	—	27 Mar 2018 - 26 Mar 2025
	32,829	12 May 16	0.00	42.34	—	12 May 2019 - 11 May 2026
Sharesave(2)	576	28 Mar 14	26.00	32.50	—	1 May 2019 - 31 Oct 2019
	543	26 Aug 14	27.87	34.83	—	1 Oct 2019 - 31 Mar 2020

Total Options	109,172

DSBS(3)	—	28 Mar 14	—	—	8,341	28 Mar 17
	—	27 Mar 15	—	—	7,716	27 Mar 18
	—	29 Mar 16	—	—	11,791	29 Mar 19
SIP(4)	—	1 Apr 14	—	—	73	1 Apr 17
	—	9 May 14	—	—	17	9 May 17
	—	30 Sept 14	—	—	7	30 Sept 17
	—	1 Apr 15	—	—	52	1 Apr 18
	—	8 May 15	—	—	13	8 May 18
	—	30 Sept 15	—	—	8	30 Sept 18
	—	1 Apr 16	—	—	88	1 Apr 19
	—	9 May 16	—	—	14	9 May 19
	—	28 Sept 16	—	—	7	28 Sept 19

Total Restricted Share Awards					28,127

Tadeu Marroco
LTIP(1)	10,239	28 Mar 14	0.00	32.58	—	28 Mar 2017 - 27 Mar 2024
	24,137	27 Mar 15	0.00	36.25	—	27 Mar 2018 - 26 Mar 2025
	21,315	12 May 16	0.00	42.34	—	12 May 2019 - 11 May 2026
Sharesave(2)	534	26 Mar 13	28.07	35.08	—	1 May 2018 - 31 Oct 2018
	495	23 Mar 15	30.26	37.82	—	1 May 2020 - 31 Oct 2020

Total Options	56,720

DSBS(3)	—	28 Mar 14	—	—	2,810	28 Mar 17
	—	27 Mar 15	—	—	3,825	27 Mar 18
	—	29 Mar 16	—	—	7,655	29 Mar 19
SIP(4)	—	1 Apr 14	—	—	73	1 Apr 17
	—	9 May 14	—	—	1	9 May 17
	—	30 Sept 14	—	—	1	30 Sept 17
	—	1 Apr 15	—	—	52	1 Apr 18
	—	8 May 15	—	—	3	8 May 18
	—	30 Sept 15	—	—	3	30 Sept 18
	—	1 Apr 16	—	—	88	1 Apr 19
	—	9 May 16	—	—	5	9 May 19
	—	28 Sept 16	—	—	3	28 Sept 19

Total Restricted Share Awards					14,519

	Number of Options Held	Date of Grant/ Award	Option Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)
David O’Reilly
LTIP(1)	24,938	28 Mar 14	0.00	32.58	—	28 Mar 2017 - 27 Mar 2024
	24,137	27 Mar 15	0.00	36.25	—	27 Mar 2018 - 26 Mar 2025
	21,315	12 May 16	0.00	42.34	—	12 May 2019 - 11 May 2026

Total Options	70,390

DSBS(3)	—	28 Mar 14	—	—	5,476	28 Mar 17
	—	27 Mar 15	—	—	5,001	27 Mar 18
	—	29 Mar 16	—	—	7,655	29 Mar 19
SIP(4)	—	1 Apr 14	—	—	73	1 Apr 17
	—	9 May 14	—	—	31	9 May 17
	—	30 Sept 14	—	—	16	30 Sept 17
	—	1 Apr 15	—	—	52	1 Apr 18
	—	8 May 15	—	—	34	8 May 18
	—	30 Sept 15	—	—	18	30 Sept 18
	—	1 Apr 16	—	—	88	1 Apr 19
	—	9 May 16	—	—	33	9 May 19
	—	28 Sept 16	—	—	15	28 Sept 19

Total Restricted Share Awards					18,492

Ricardo Oberlander
LTIP(1)	30,693	28 Mar 14	0.00	32.58	—	28 Mar 2017 - 27 Mar 2024
	29,482	27 Mar 15	0.00	36.25	—	27 Mar 2018 - 26 Mar 2025
	26,511	12 May 16	0.00	42.34	—	12 May 2019 - 11 May 2026
Sharesave(2)	534	26 Mar 13	28.07	35.08	—	1 May 2018 - 31 Oct 2018
	495	23 Mar 15	30.26	37.82	—	1 May 2020 - 31 Oct 2020

Total Options	87,715

DSBS(3)	—	28 Mar 14	—	—	6,740	28 Mar 17
	—	27 Mar 15	—	—	6,108	27 Mar 18
	—	29 Mar 16	—	—	9,522	29 Mar 19
SIP(4)	—	1 Apr 14	—	—	73	1 Apr 17
	—	9 May 14	—	—	2	9 May 17
	—	30 Sept 14	—	—	2	30 Sept 17
	—	1 Apr 15	—	—	52	1 Apr 18
	—	8 May 15	—	—	5	8 May 18
	—	30 Sept 15	—	—	2	30 Sept 18
	—	1 Apr 16	—	—	88	1 Apr 19
	—	9 May 16	—	—	5	9 May 19
	—	28 Sept 16	—	—	3	28 Sept 19

Total Restricted Share Awards					22,602

Naresh Sethi
LTIP(1)	31,844	28 Mar 14	0.00	32.58	—	28 Mar 2017 - 27 Mar 2024
	29,482	27 Mar 15	0.00	36.25	—	27 Mar 2018 - 26 Mar 2025
	26,009	12 May 16	0.00	42.34	—	12 May 2019 - 11 May 2026

	Number of Options Held	Date of Grant/ Award	Option Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)
Sharesave(2)	346	28 Mar 14	26.00	32.50	—	1 May 2017 - 31 Oct 2017
	322	26 Aug 14	27.87	34.83	—	1 Oct 2017 - 31 Mar 2018

Total Options	88,003

DSBS(3)	—	28 Mar 14	—	—	6,993	28 Mar 17
	—	27 Mar 15	—	—	6,108	27 Mar 18
	—	29 Mar 16	—	—	9,341	29 Mar 19
SIP(4)	—	1 Apr 14	—	—	73	1 Apr 17
	—	9 May 14	—	—	21	9 May 17
	—	30 Sept 14	—	—	12	30 Sept 17
	—	1 Apr 15	—	—	52	1 Apr 18
	—	8 May 15	—	—	24	8 May 18
	—	30 Sept 15	—	—	13	30 Sept 18
	—	1 Apr 16	—	—	88	1 Apr 19
	—	9 May 16	—	—	24	9 May 19
	—	28 Sept 16	—	—	11	28 Sept 19

Total Restricted Share Awards					22,760

Johan Vandermeulen
LTIP(1)	12,104	28 Mar 14	0.00	32.58	—	28 Mar 2017 - 27 Mar 2024
	28,620	27 Mar 15	0.00	36.25	—	27 Mar 2018 - 26 Mar 2025
	25,094	12 May 16	0.00	42.34	—	12 May 2019 - 11 May 2026
Sharesave(2)	991	23 Mar 15	30.26	37.82	—	1 May 2020 - 31 Oct 2020

Total Options	66,809

DSBS(3)	—	28 Mar 14	—	—	2,538	28 Mar 17
	—	27 Mar 15	—	—	5,892	27 Mar 18
	—	29 Mar 16	—	—	9,013	29 Mar 19
SIP(4)	—	1 Apr 14	—	—	24	1 Apr 17
	—	1 Apr 15	—	—	17	1 Apr 18
	—	1 Apr 16	—	—	88	1 Apr 19
	—	9 May 16	—	—	2	9 May 19
	—	28 Sept 16	—	—	2	28 Sept 19

Total Restricted Share Awards					17,576

Kingsley Wheaton
LTIP(1)	26,473	28 Mar 14	0.00	32.58	—	28 Mar 2017 - 27 Mar 2024
	29,482	27 Mar 15	0.00	36.25	—	27 Mar 2018 - 26 Mar 2025
	25,242	12 May 16	0.00	42.34	—	12 May 2019 - 11 May 2026

Total Options	81,197

DSBS(3)	—	28 Mar 14	—	—	5,813	28 Mar 17
	—	27 Mar 15	—	—	5,158	27 Mar 18
	—	29 Mar 16	—	—	9,066	29 Mar 19

	Number of Options Held	Date of Grant/ Award	Option Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)
SIP(4)	—	1 Apr 14	—	—	73	1 Apr 17
	—	9 May 14	—	—	8	9 May 17
	—	30 Sept 14	—	—	5	30 Sept 17
	—	1 Apr 15	—	—	52	1 Apr 18
	—	8 May 15	—	—	10	8 May 18
	—	30 Sept 15	—	—	6	30 Sept 18
	—	1 Apr 16	—	—	88	1 Apr 19
	—	9 May 16	—	—	11	9 May 19
	—	28 Sept 16	—	—	5	28 Sept 19

Total Restricted Share Awards					20,295

Notes:

Options

(1)	LTIP: Grants or awards of BAT ordinary shares under the LTIP are for nil consideration. The number of options shown is the maximum that may be exercised subject to the completion of the applicable performance period and conditions under the rules of the LTIP. The number of options which may vest and become exercisable may be less than the numbers of BAT ordinary shares shown in the table.
(2)	Sharesave Scheme: Grants of options under the Sharesave Scheme are: (a) normally granted at a discount of 20% to the market price of BAT ordinary shares at the time of invitation, as permitted by the rules of the Sharesave Scheme; and (b) are exercisable at the end of a three-year or five-year savings contract up to a monthly limit of £500.

Restricted Share Awards

(3)	DSBS: Awards of deferred shares are made through the DSBS and comprise free BAT ordinary shares normally held in trust for three years and no further performance conditions apply in that period. The BAT ordinary shares carry no rights to vote in that period.
(4)	SIP: The SIP is an all-employee plan which includes the SRS under which eligible employees receive an award of BAT ordinary shares, referred to as Free Shares, in April of each year in which the plan operates in respect of performance in the previous financial year. The Free Shares are held in a UK-based trust from the date of the award for a minimum period of three years. During that time the SIP participant is entitled to receive dividends on those BAT ordinary shares which are re-invested by such trust to buy further BAT ordinary shares, referred to as Dividend Shares, on behalf of the SIP participant. The Dividend Shares are also held in the trust from the date of acquisition for a minimum period of three years. During the three-year holding periods, the SIP participant may not remove the Free Shares or the Dividend Shares from the trust, but may direct the trust to exercise its voting rights in accordance with his or her instructions.

Security Ownership of RAI Common Stock

As of March 10, 2017, RAI had 11,721 record holders and 1,427,037,294 shares outstanding. As of such date, to RAI’s knowledge, 11,637 record holders, representing 89.14%, of RAI common stock had a registered address in the United States.

The tables below set forth the beneficial ownership of certain RAI shareholders. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. RAI common stock that may be acquired by an individual or group within 60 days of March 10, 2017, including but not limited to pursuant to (1) the exercise of options, warrants or rights, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) automatic termination of a trust, discretionary account or similar arrangement, deemed to be beneficially owned and deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 1,427,037,294 shares of RAI common stock outstanding on March 10, 2017.

Security Ownership of RAI Principal Shareholders

The following table sets forth certain information regarding beneficial ownership of RAI common stock as of March 10, 2017 by each shareholder known by RAI to be the beneficial owner of more than 5% of RAI common stock.

Brokers or other nominees may hold RAI common stock in “street name” for customers who are the beneficial owners of the shares. As a result, RAI may not be aware of each person or group of affiliated persons who own more than 5% of RAI common stock. Other than the BAT Group (as described in “The Governance Agreement” beginning on page [●] of this proxy statement/prospectus), RAI’s major shareholders do not have different voting rights from RAI’s other shareholders..

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)
British American Tobacco p.l.c. Globe House, 4 Temple Place, London WC2R 2PG United Kingdom	601,368,171	42.14%
Louisville Securities Limited Globe House, 4 Temple Place, London WC2R 2PG United Kingdom	601,368,171	42.14%
Brown & Williamson Holdings, Inc. 103 Foulk Road, Suite 201-3 Wilmington, Delaware 19803	446,668,038	31.30%

(1)	(a) Louisville and BAT hold shared dispositive and shared voting power over 601,368,171 shares, comprised of the 154,700,133 shares held by Louisville and the 446,668,038 shares held by B&W, (b) B&W, Louisville and BAT hold shared dispositive and shared voting power over the 446,668,038 shares held by B&W, (c) Louisville is record owner of 154,700,133 shares and the beneficial owner of 601,368,171 shares (the 154,700,133 shares plus the 446,668,038 shares held by B&W) by virtue of its indirect ownership of all of the equity and voting power of B&W, (d) B&W is the record and beneficial owner of 446,668,038 shares, and (e) BAT is the beneficial owner of 601,368,171 shares by virtue of its indirect ownership of all of the equity and voting power of Louisville and B&W. B&W is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville. Louisville is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2012) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of British American Tobacco p.l.c. Subsequently, for purposes of this disclosure, British American Tobacco p.l.c. may be deemed to beneficially own those shares.

The address of BATUS Holdings Inc. is 103 Foulk Road, Suite 201-3, Wilmington, DE 19803. The address of B&W is 103 Foulk Road, Suite 117, Wilmington DE 19803. The address of Louisville, British-American Tobacco (Holdings) Limited, B.A.T Industries p.l.c., Weston (2009) Limited, British American Tobacco (2009) Limited, British American Tobacco (2012) Limited and British American Tobacco (1998) Limited is Globe House, 4 Temple Place, London, WC2R 2PG, United Kingdom.

(2)	Information in this column is based on 1,427,037,294 shares of RAI common stock outstanding on March 10, 2017.

Other than as set forth in the following table, as of March 10, 2017, BAT, Merger Sub, BATUS, B&W and Louisville and their respective associates, directors or executive officers, controlling persons and subsidiaries, as applicable, and the BAT Group management board, did not beneficially own any RAI common stock.

Security Ownership of RAI Directors and Executive Officers

The following table indicates the number of shares of RAI common stock beneficially owned as of March 10, 2017, by each current director of RAI, each named executive officer of RAI and all directors and executive officers of RAI as a group, based on information provided to RAI by these individuals. Except as described in the footnotes to the table, each person has sole investment and voting power over the shares for which he or she is shown as beneficial owner. RAI’s directors and executive officers do not have different voting rights from RAI’s other shareholders. The directors and executive officers of RAI and their affiliates collectively own a total of (1) less than 1.0% of RAI’s 1,428,037,294 shares of outstanding capital stock and (2) less than 1.0% of RAI’s 1,427,037,294 shares of common stock entitled to vote to approve the merger agreement as of March 10, 2017. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Reynolds American Inc., 401 North Main Street, Winston-Salem, North Carolina 27101.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(4)
Non-Employee Directors
Jerome B. Abelman	0	*
John A. Boehner(1)	0	*
Martin D. Feinstein(1)	48,000	*
Luc Jobin(1)	78,000	*
Murray S. Kessler(1)	60,516	*
Holly Keller Koeppel(1)	8,000	*
Jean-Marc Lévy(1)	3,659	*
Nana Mensah(1)	95,280	*
Lionel L. Nowell, III(1)	33,149	*
Ricardo Oberlander	0	*
Ronald S. Rolfe(1)	25,267	*
John J. Zillmer(1)	106,000	*

Named Executive Officers
Susan M. Cameron(1)(2)	269,001	*
Debra A. Crew(2)	59,228	*
Andrew D. Gilchrist(2)	42,000	*
Martin L. Holton III(2)	95,672	*
Joseph P. Fragnito(2)	0	*
Jeffery S. Gentry(2)	23,530	*
All directors and executive officers as a group (consisting of 27 persons)(3)	1,404,301	*

*	Less than 1%
(1)

The shares of RAI common stock beneficially owned do not include the following RAI DSUs, which will either be settled no earlier than the January 2 of the year following the year in which the director terminates services on the RAI board of directors or will be settled in cash except as provided in connection with the completion of the merger: (a) 4,892 units for Ms. Cameron; (b) 5,560 units for Speaker Boehner; (c) 148,275 units for Mr. Feinstein; (d) 22,075 units for Mr. Jobin; (e) 1,317 units for Mr. Kessler;

(f) 133,731 units for Ms. Koeppel; (g) 216 units for Mr. Lévy; (h) 57,251 units for Mr. Mensah; (i) 175,881 units for Mr. Nowell; (j) 2,759 units for Mr. Rolfe; and (j) 26,417 units for Mr. Zillmer. In the case of Ms. Cameron, the RAI DSUs noted above were awarded in 2014 for her service on the RAI board of directors prior to her re-appointment as the President and Chief Executive Officer of RAI. Ms. Cameron, Mr. Abelman and Mr. Oberlander do not currently participate in either the EIAP or the DCP.
(2)	The shares of RAI common stock beneficially owned do not include the following RAI performance shares (and RAI RSUs in the case of Ms. Crew and Mr. Fragnito), granted under the Amended and Restated Omnibus Plan, which upon vesting will be paid to the participant in RAI common stock except as provided in connection with the completion of the merger: (a) 164,841 RAI performance shares for Ms. Cameron; (b) 281,641 RAI performance shares and RAI RSUs for Ms. Crew; (c) 146,327 RAI performance shares for Mr. Gilchrist; (d) 96,888 RAI performance shares for Mr. Holton; (e) 62,957 RAI performance shares and RAI RSUs for Mr. Fragnito; and (f) 13,689 RAI performance shares for Dr. Gentry.
(3)	The shares of RAI common stock beneficially owned by all directors and executive officers as a group: (a) do not include an aggregate of 578,379 RAI DSUs awarded to directors under the EIAP or credited to directors under the DCP; (b) do not include an aggregate of 1,210,945 RAI performance shares (and RAI RSUs in the case of Ms. Crew and Mr. Fragnito) granted to executive officers under the Amended and Restated Omnibus Plan; and (c) include 2,032 shares of RAI common stock (as to which beneficial ownership is disclaimed) held by the spouses of two executive officers.
(4)	The information in this column is based on 1,427,037,294 shares of RAI common stock outstanding on March 10, 2017. For purposes of computing the percentage of outstanding shares of RAI common stock held by each person named in the table, any security that such person has the right to acquire within 60 days is deemed to be held by such person, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Transactions in RAI Common Stock

Transactions in RAI Common Stock During the Past 60 Days

Neither RAI nor any executive officer, director, affiliate or subsidiary of RAI, nor any of RAI’s or any subsidiary’s pension, profit sharing, or similar plan, has engaged in any transaction in RAI common stock during the sixty (60) days ended March 10, 2017, except for the transactions described below by directors and executive officers of RAI.

Transactions by Directors and Officers (sixty-day period ended March 10, 2017)	Date of Transaction	Number of Shares		Price
Michael P. Auger	2/1/2017	13,543	(1)	$0.00
	2/16/2017	1,670	(2)	$0.00
	3/3/2017	5,739	(3)	$61.39
Lisa J. Caldwell	2/1/2017	50,704	(1)	$0.00
	2/1/2017	1,900	(1)(4)	$0.00
	2/15/2017	9,171	(2)	$0.00
	2/15/2017	840	(2)	$0.00
	3/3/2017	23,816	(3)	$61.39
	3/3/2017	684	(3)(4)	$61.39
Debra A. Crew	2/1/2017	66,322	(1)	$0.00
	3/3/2017	31,536	(3)	$61.39
	3/6/2017	17,393	(5)	$61.2046
Daniel A. Fawley	2/1/2017	24,830	(1)	$0.00
	3/3/2017	10,533	(3)	$61.39
	3/10/17	400	(2)	$0.00
McDara P. Folan, III	2/1/2017	26,356	(1)	$0.00
	2/13/2017	2,100	(2)	$0.00
	3/3/2017	11,535	(3)	$61.39
Andrew D. Gilchrist	2/1/2017	95,386	(1)	$0.00
	2/14/2017	4,000	(2)	$0.00
	3/3/2017	45,356	(3)	$61.39
	3/6/2017	50,030	(5)	$61.205
	3/7/2017	4,000	(6)	$61.24
Nancy H. Hawley	2/1/2017	14,912	(1)	$0.00
	3/3/2017	6,574	(3)	$61.39
Daniel J. Herko	2/1/2017	43,705	(1)	$0.00
	2/16/2017	2,150	(2)	$0.00
	3/3/2017	20,782	(3)	$61.39
Martin L. Holton III	2/1/2017	73,439	(1)	$0.00
	2/14/2017	2,500	(2)	$0.00
	3/3/2017	34,920	(3)	$61.39
Cressida J. Lozano	2/1/2017	15,181	(1)	$0.00
	3/3/2017	6,587	(3)	$61.39
John Brice O’Brien	2/1/2017	46,232	(1)	$0.00
	3/3/2017	21,461	(3)	$61.39
Frederick W. Smothers	2/1/2017	28,381	(1)	$0.00
	2/13/2017	2,500	(2)	$0.00
	3/3/2017	12,504	(3)	$61.39

(1)	Performance shares (each equals 1 share of RAI common stock) scored based on 2014-2016 performance period, and subject to time-based vesting through March 3, 2017, referred to in this table as the Performance Shares.
(2)	Disposition by gift.

(3)	Payment of tax liability by withholding securities incident to the vesting of the individual’s Performance Shares.
(4)	Shares owned by spouse.
(5)	Sale effected pursuant to Rule 10b5-1 trading plan.
(6)	Open market or private sale.

Certain executive officers of RAI have entered into written plans to sell shares of RAI common stock pursuant to Rule 10b5-1 of the Exchange Act. The plans are entered into for tax planning, asset diversification and other personal reasons. Other than as contemplated by such Rule 10b5-1 plans, no director or executive officer has indicated that he or she intends to sell any RAI securities of which he or she is a beneficial owner.

Transactions in RAI Common Stock During the Past Two Years

As of March 15, 2017, the BAT Group had purchased a total of 155,360,518 shares of RAI common stock since January 1, 2015 for approximately $4.7 billion. The following table summarizes BAT’s purchases of RAI common stock for the past two years through of March 15, 2017:

Quarter	BAT Group entity	Amount of RAI common stock purchased	Range of prices ($)	Average price ($)
January 1, 2015—March 31, 2015	—	—	—	—
April 1, 2015—June 30, 2015*	Louisville Securities Limited	155,360,518	30.08	30.08
July 1, 2015—September 30, 2015	—	—	—	—
October 1, 2015—December 31, 2015	—	—	—	—
January 1, 2016—March 31, 2016	—	—	—	—
April 1, 2016—June 30, 2016	—	—	—	—
July 1, 2016—September 30, 2016	—	—	—	—
October 1, 2016—December 31, 2016	—	—	—	—
January 1, 2017—March 15, 2017	—	—	—	—

*	Adjusted to reflect two-for-one stock split of RAI common stock on August 31, 2015 for such period

On July 25, 2016, the RAI board of directors authorized a share repurchase program for the purchase of outstanding shares of RAI common stock, pursuant to which RAI may spend up to $2 billion by December 31, 2018. Under the merger agreement, RAI is not allowed to repurchase shares under such program. As of March 15, 2017, RAI had repurchased a total of 8,508,504 shares of RAI common stock since January 1, 2015 for approximately $414 million, including fees, where applicable. The following table summarizes RAI’s repurchases of RAI common stock for the past two years through March 15, 2017:

Quarter	Amount of RAI common stock repurchased	Range of prices ($)	Average price ($)
January 1, 2015—March 31, 2015*	848,290	$37.81	$37.81
April 1, 2015—June 30, 2015*	209,858	$37.06	$37.06
July 1, 2015—September 30, 2015	0	N/A	N/A
October 1, 2015—December 31, 2015	1,874,140	$37.68 - $46.14	$45.03
January 1, 2016—March 31, 2016	2,462,116	$50.43 - $51.71	$50.80
April 1, 2016—June 30, 2016	474,013	$49.83 - $50.61	$50.13
July 1, 2016—September 30, 2016	1,567,454	$47.27 - $50.97	$48.04
October 1, 2016—December 31, 2016	28,469	$47.15 - $55.65	$49.73
January 1, 2017—March 15, 2017	1,044,164	$60.03 - $61.85	$61.30

*	Adjusted to reflect two-for-one stock split of RAI common stock on August 31, 2015 for such period

LEGAL MATTERS

The validity of BAT ordinary shares issuable pursuant to the merger will be passed upon for BAT by Herbert Smith Freehills LLP.

PROVISIONS FOR UNAFFILIATED SHAREHOLDERS

No provision has been made (1) to grant unaffiliated RAI shareholders access to the corporate files of RAI, any other party to the merger or any of their respective affiliates or (2) to obtain counsel or appraisal services at the expense of RAI or any other such party or affiliate.

HOUSEHOLDING OF PROXY STATEMENT/PROSPECTUS

Some banks, brokerage firms or other nominees may be participating in the practice of “householding” proxy statements. This means that only one copy of this proxy statement/prospectus may have been sent to multiple RAI shareholders sharing the same address. RAI will promptly deliver a separate copy of this proxy statement/prospectus to you if you direct your request to Broadridge Financial Solutions, Inc. at (866) 540-7095, or in writing at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you want to receive separate copies of a RAI proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm or other nominee, or you may contact RAI at the above address and telephone number.

EXPERTS

BAT

The consolidated financial statements of BAT and its subsidiaries as of December 31, 2016 and 2015, and for each of the years in the two year period ended December 31, 2016, included in this proxy statement/prospectus have been audited by KPMG LLP (United Kingdom) (“KPMG”), independent registered public accounting firm, as stated in its report appearing herein. Such financial statements are included in reliance upon the report of such firm upon its authority as experts in accounting and auditing.

KPMG audited the consolidated financial statements of BAT for the years ended December 31, 2015 and 2016 and were in compliance with the independence requirements of the United Kingdom (the Financial Reporting Council’s Ethical Standards and the International Ethics Standards Board for Accountants’ Code of Ethics) for such periods and when the respective audit reports included in this proxy statement/prospectus were issued. In addition, for 2016, KPMG was required to be independent under SEC and PCAOB independence Rules and Regulations. However, during 2016, certain of KPMG’s affiliates, referred to as KPMG member firms, provided non-audit services for consolidated subsidiaries of BAT and a subsidiary of an entity in which BAT has a material equity interest, which were not in accordance with the auditor independence standards of Regulation S-X and of the PCAOB. These impermissible non-audit services relate to illicit trade reporting, tobacco regulation excise reporting, data hosting, payroll services, immigration services, tax services, legal advice, company secretarial administration services and vendor selection services and were undertaken on a fixed fee basis. Together KPMG member firms earned fees of approximately $1.56 million in 2016 in relation to these non-audit services. These non-audit services ceased completely prior to the issuance of the audit report in relation to the consolidated financial statements of BAT for the year ended December 31, 2016. The audit committee of the BAT board of directors and KPMG have separately considered the impact that these non-audit services may have had on KPMG’s independence with respect to BAT. Both the audit committee of the BAT board of directors and KPMG have concluded these non-audit services did not affect KPMG’s ability to exercise objective and impartial judgment on all issues encompassed within the audit engagement performed by KPMG for the consolidated financial statements of BAT for the year ended December 31, 2016. In making this determination, both the audit committee of the BAT board of directors and KPMG considered, among other things, that: (1) KPMG did not act as an advocate for BAT or any of its affiliates; (2) BAT retained all decisions with regard to any advice provided by KPMG member firms; (3) the services provided did not relate to any matters that were material to the financial statements that were subject to audit by KPMG; (4) the fees earned by the KPMG member firms during the period of professional engagement were de minimus to both KPMG member firms and BAT; and (5) the services provided were permissible under the independence standards known to be applicable at the time the services were provided.

RAI

The RAI Group’s consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2016, have been attached as Annex G and incorporated by reference to this proxy statement/prospectus, in reliance upon the reports of KPMG LLP (United States), independent registered public accounting firm, also attached as Annex G and incorporated by reference to this proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

BAT is a public limited company incorporated under the laws of England and Wales with its registered office in the United Kingdom and with its principal executive offices located in London.

United States

The majority of BAT directors and the BAT Group management board reside outside the United States. A substantial portion of BAT’s assets and the assets of those non-resident persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon BAT or those persons or to enforce against BAT or them, either inside or outside the United States, judgments obtained in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action predicated upon civil liability provisions of the federal securities laws of the United States.

For a more detailed discussion of the rights of shareholders under North Carolina law and English law in relation to the bringing of shareholder suits see “Comparison of Shareholder Rights” beginning on page [●] of this proxy statement/prospectus for further information. In particular, under English law, the proper claimant for wrongs committed against BAT, including by BAT directors, is considered to be BAT itself. English law only permits a shareholder of a company to initiate a lawsuit on behalf of that company in limited circumstances, and requires court permission to do so.

The United States and England do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (as opposed to arbitration awards) in civil and commercial matters. BAT has been advised by its English solicitors, Herbert Smith Freehills LLP (as to English law), that, both in original actions and in actions for the enforcement of judgments of U.S. courts, there is doubt as to whether civil liabilities predicated solely upon the U.S. federal securities laws are enforceable in England. In addition, punitive damage awards in actions brought in the United States or elsewhere may be unenforceable in England.

FUTURE SHAREHOLDER PROPOSALS

RAI

RAI is not expected to hold its 2017 annual meeting of shareholders if the merger is completed on the timeline currently contemplated.

If RAI’s 2017 annual meeting of shareholders is held, shareholder proposals will be considered for inclusion in RAI’s 2017 annual meeting proxy materials for the meeting so long as they are provided to RAI on a timely basis and satisfy the other conditions set forth in applicable SEC rules. For a shareholder proposal to have been included in RAI’s 2017 annual meeting proxy statement and form of proxy, it must have been received by RAI’s Office of the Secretary, in writing, no later than November 23, 2016, at RAI’s corporate offices: Reynolds American Inc., P.O. Box 2990, Winston-Salem, North Carolina 27102-2990. The rules of the SEC contain detailed requirements for submitting proposals for inclusion in RAI’s 2017 proxy statement and permit RAI to exclude proposals from RAI’s proxy statement in specified circumstances.

In accordance with the RAI bylaws, shareholders who do not submit a proposal for inclusion in RAI’s 2017 annual meeting proxy statement, as described in the immediately preceding paragraph, but who intend to present a proposal, nomination for director or other business for consideration at RAI’s 2017 annual meeting, must have notified RAI’s Office of the Secretary, in writing, that they intended to submit their proposal, nomination or other business at RAI’s 2017 annual meeting by no earlier than October 24, 2016, and no later than November 23, 2016. The RAI bylaws contain detailed requirements that a shareholder’s notice must satisfy. If a shareholder does not comply with the notice requirements, including the deadlines specified above, then the persons named as proxies in the form of proxy for the 2017 annual meeting will use their discretion in voting the proxies on any such matters raised at RAI’s 2017 annual meeting. Any shareholder notice should be in writing and addressed to RAI’s Office of the Secretary, Reynolds American Inc., P.O. Box 2990, Winston-Salem, North Carolina 27102-2990. The RAI bylaws can be found in the “Governance” section of RAI’s website at www.reynoldsamerican.com or may be obtained, free of charge, from RAI’s Office of the Secretary. The web address of RAI has been included as an inactive textual reference only. RAI’s website and the information contained therein or connected thereto are not intended to be incorporated into this proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

BAT has filed a registration statement on Form F-4 to register with the SEC the BAT ordinary shares to be issued to RAI shareholders as the stock portion of the merger consideration. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of BAT in addition to being a proxy statement of RAI for its special meeting. The registration statement, including the attached annexes and exhibits, contains additional relevant information about BAT and the BAT ordinary shares. The rules and regulations of the SEC allow BAT and RAI to omit certain information included in the registration statement from this proxy statement/prospectus.

RAI files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including RAI, who file electronically with the SEC. The address of that website is www.sec.gov. Investors may also consult BAT’s and RAI’s websites for more information about BAT or RAI, respectively, as well as the merger transaction website. BAT’s website is www.bat.com. RAI’s website is www.reynoldsamerican.com. The merger transaction website is www.batreynolds.transactionannouncement.com.

The web addresses of the SEC, BAT, RAI and the merger transaction have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into this proxy statement/prospectus. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.

The SEC allows BAT and RAI to “incorporate by reference” into this proxy statement/prospectus information that RAI files with the SEC, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of this proxy statement/prospectus. The information incorporated by reference is an important part of this proxy statement/prospectus. Certain information that is subsequently filed with the SEC will automatically update and supersede information in this proxy statement/prospectus and in earlier filings with the SEC. This proxy statement/prospectus also contains summaries of certain provisions contained in some of the BAT or RAI documents described in this proxy statement/prospectus, but reference is made to the actual documents for complete information. All of these summaries are qualified in their entirety by reference to the actual documents.

The information and documents listed below, which RAI has filed with the SEC, are incorporated by reference into this prospectus:

RAI SEC Filings (File No. 1-32258)

•	RAI’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 9, 2017;

•	RAI’s Annual Report on Form 10-K/A for the year ended December 31, 2016, filed with the SEC on March 20, 2017;

•	RAI’s Current Reports on Form 8-K, filed with the SEC on January 17, 2017, February 8, 2017, and March 9, 2017 (other than the portions of those documents not deemed to be filed); and

•	the description of RAI common stock contained in RAI’s Registration Statement on Form 8-A filed with the SEC on July 29, 2004, including any amendments or reports filed for the purpose of updating such descriptions.

In addition, all documents filed by RAI with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the special meeting shall be deemed to be incorporated by reference into this proxy statement/prospectus and made a part of this proxy statement/prospectus from the respective dates of filing; provided, however, that RAI is not incorporating any information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K unless specifically stated otherwise. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

BAT has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to BAT, as well as the Pro Forma Financial Information, and RAI has supplied all such information contained in or incorporated by reference into this proxy statement/prospectus relating to RAI.

Documents incorporated by reference are available from BAT or RAI, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this proxy statement/prospectus. Shareholders may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

British American Tobacco p.l.c.

Office of the Secretary

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

Tel: +44 (0) 20 7845 1000

Reynolds American Inc.

Office of the Secretary

P.O. Box 2990

Winston-Salem, North Carolina 27102-2990

Tel.: (336) 741-2000

If you would like to request documents, please do so by no later than five business days before the date of the special meeting (which is [●], 2017). In addition, if you have any questions concerning the merger, the merger agreement, the non-binding, advisory vote on the transaction-related named executive officer compensation, the vote to adjourn the special meeting if necessary or appropriate, the special meeting or the accompanying proxy statement/prospectus, or if you would like additional copies of the accompanying proxy statement/prospectus (at no charge) or need help submitting a proxy to have your shares of RAI common stock voted, please contact MacKenzie Partners, Inc., RAI’s proxy solicitor, toll-free at (800) 322-2885 or collect at (212) 929-5500.

You should not rely on information that purports to be made by or on behalf of BAT or RAI other than the information contained in or incorporated by reference into this proxy statement/prospectus. Neither BAT nor RAI has authorized anyone to provide you with information on behalf of BAT or RAI, respectively, that is different from what is contained in this proxy statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

This proxy statement/prospectus is dated [●], 2017. You should not assume that the information in it is accurate as of any date other than that date or the date of a document that is incorporated by reference, as applicable, and neither its mailing to shareholders nor the issuance of BAT ordinary shares in the merger will create any implication to the contrary.

INDEX TO THE FINANCIAL STATEMENTS OF BAT AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	FIN-2
AUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015 AND UNAUDITED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2014	FIN-3

AUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015 AND UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2014

FIN-4
AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015 AND UNAUDITED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2014	FIN-5
AUDITED CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2016 AND DECEMBER 31, 2015	FIN-7
AUDITED CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015 AND UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW FOR THE YEAR ENDED DECEMBER 31, 2014	FIN-8
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2016 AND DECEMBER 31, 2015 AND NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR DECEMBER 31, 2014	FIN-9

See “Where You Can Find More Information” beginning on page [●] on this proxy statement/prospectus.

FIN-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

British American Tobacco p.l.c.:

We have audited the accompanying consolidated balance sheets of British American Tobacco p.l.c. and subsidiaries (collectively the ‘Company’) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of British American Tobacco p.l.c. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

London, United Kingdom

March 20, 2017

FIN-2

British American Tobacco p.l.c.

Consolidated Statements of Income

		For the years ended 31 December
	Notes	2016 £m	2015 £m	Unaudited 2014 £m
Revenue (1)	2	14,751	13,104	13,971
Raw materials and consumables used		(3,777)	(3,217)	(3,088)
Changes in inventories of finished goods and work in progress		44	184	58
Employee benefit costs	3(a), 3(d)	(2,274)	(2,039)	(2,194)
Depreciation, amortisation and impairment costs	3(b), 3(d), 3(e)	(607)	(428)	(523)
Other operating income	3(d)	176	225	178
Other operating expenses	3(c), 3(d), 3(e), 3(f), 3(h), 3(g)	(3,658)	(3,272)	(3,856)

Profit from operations	2	4,655	4,557	4,546

Net finance (costs)/income	4	(637)	62	(417)
Share of post-tax results of associates and joint ventures	2, 5	2,227	1,236	719

Profit before taxation		6,245	5,855	4,848
Taxation on ordinary activities	6	(1,406)	(1,333)	(1,455)

Profit for the year		4,839	4,522	3,393

Attributable to:
Owners of the parent		4,648	4,290	3,115
Non-controlling interests		191	232	278

		4,839	4,522	3,393

Earnings per share
Basic	7	250.2p	230.9p	167.1p

Diluted	7	249.2p	230.3p	166.6p

(1)	Revenue is net of duty, excise and other taxes of £32,136 million, £27,896 million and £28,535 million for the years ended 31 December 2016, 2015 and 2014, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

FIN-3

British American Tobacco p.l.c.

Consolidated Statements of Comprehensive Income

		For the years ended 31 December
	Notes	2016 £m	2015 £m	Unaudited 2014 £m
Profit for the year		4,839	4,522	3,393
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:		1,760	(849)	(327)
Differences on exchange
—subsidiaries		1,270	(1,006)	(539)
—associates		1,425	336	113
Cash flow hedges
—net fair value gains/(losses)		29	(99)	57
—reclassified and reported in profit for the year		38	15	(67)
—reclassified and reported in net assets		(12)	(45)	8
Available-for-sale investments
—net fair value gains in respect of subsidiaries		—	14	—
—reclassified and reported in profit for the year		—	(10)	—
—net fair value (losses)/gains in respect of associates, net of tax		(10)	1	15
Net investment hedges
—net fair value (losses)/gains		(837)	(118)	2
—differences on exchange on borrowings		(124)	42	60
Tax on items that may be reclassified	6(f)	(19)	21	24
Items that will not be reclassified subsequently to profit or loss:		(173)	263	(458)
Retirement benefit schemes
—net actuarial (losses)/gains in respect of subsidiaries	12	(228)	283	(428)
—surplus recognition and minimum funding obligations in respect of subsidiaries	12	(1)	—	7
—actuarial gains/(losses) in respect of associates, net of tax	5	20	3	(124)
Tax on items that will not be reclassified	6(f)	36	(23)	87

Total other comprehensive income for the year, net of tax		1,587	(586)	(785)

Total comprehensive income for the year, net of tax		6,426	3,936	2,608

Attributable to:
Owners of the parent		6,180	3,757	2,349
Non-controlling interests		246	179	259

		6,426	3,936	2,608

The accompanying notes are an integral part of these consolidated financial statements.

FIN-4

British American Tobacco p.l.c.

Consolidated Statements of Changes in Equity

			Attributable to owners of the parent
Unaudited	Notes		Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2014			507	3,919	(190)	2,398	6,634	301	6,935
Total comprehensive income for the year comprising:			—	—	(308)	2,657	2,349	259	2,608
Profit for the year			—	—	—	3,115	3,115	278	3,393
Other comprehensive income for the year			—	—	(308)	(458)	(766)	(19)	(785)
Employee share options
—value of employee services	25		—	—	—	66	66	—	66
—proceeds from shares issued			—	4	—	1	5	—	5
Dividends and other appropriations
—ordinary shares	8		—	—	—	(2,712)	(2,712)	—	(2,712)
—to non-controlling interests			—	—	—	—	—	(260)	(260)
Purchase of own shares
—held in employee share ownership trusts			—	—	—	(49)	(49)	—	(49)
—share buy-back programme			—	—	—	(800)	(800)	—	(800)
Non-controlling interests - acquisitions	24(d	)	—	—	—	(4)	(4)	—	(4)
Non-controlling interests - capital injections	24(d	)	—	—	—	—	—	4	4
Other movements			—	—	—	21	21	—	21

Balance at 31 December 2014			507	3,923	(498)	1,578	5,510	304	5,814

			Attributable to owners of the parent
	Notes		Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2015			507	3,923	(498)	1,578	5,510	304	5,814
Total comprehensive income for the year comprising:			—	—	(796)	4,553	3,757	179	3,936
Profit for the year			—	—	—	4,290	4,290	232	4,522
Other comprehensive income for the year			—	—	(796)	263	(533)	(53)	(586)
Employee share options
—value of employee services	25		—	—	—	50	50	—	50
—proceeds from shares issued			—	4	—	—	4	—	4
Dividends and other appropriations
—ordinary shares	8		—	—	—	(2,770)	(2,770)	—	(2,770)
—to non-controlling interests			—	—	—	—	—	(238)	(238)
Purchase of own shares
—held in employee share ownership trusts			—	—	—	(46)	(46)	—	(46)
Non-controlling interests - acquisitions	24(d	)	—	—	—	(1,642)	(1,642)	(107)	(1,749)
Other movements			—	—	—	31	31	—	31

Balance at 31 December 2015			507	3,927	(1,294)	1,754	4,894	138	5,032

The accompanying notes are an integral part of these consolidated financial statements.

FIN-5

British American Tobacco p.l.c.

Consolidated Statements of Changes in Equity

			Attributable to owners of the parent
	Notes		Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2016			507	3,927	(1,294)	1,754	4,894	138	5,032
Total comprehensive income for the year comprising:			—	—	1,707	4,473	6,180	246	6,426
Profit for the year			—	—	—	4,648	4,648	191	4,839
Other comprehensive income for the year			—	—	1,707	(175)	1,532	55	1,587
Employee share options
—value of employee services	25		—	—	—	71	71	—	71
—proceeds from shares issued			—	4	—	—	4	—	4
Dividends and other appropriations
—ordinary shares	8		—	—	—	(2,910)	(2,910)	—	(2,910)
—to non-controlling interests			—	—	—	—	—	(156)	(156)
Purchase of own shares
—held in employee share ownership trusts			—	—	—	(64)	(64)	—	(64)
Non-controlling interests - acquisitions	24(d	)	—	—	—	4	4	(4)	—
Other movements			—	—	—	3	3	—	3

Balance at 31 December 2016			507	3,931	413	3,331	8,182	224	8,406

The accompanying notes are an integral part of these consolidated financial statements.

FIN-6

British American Tobacco p.l.c.

Consolidated Balance Sheets

		31 December
	Notes	2016 £m	2015 £m
Assets
Intangible assets	9	12,117	10,436
Property, plant and equipment	10	3,661	3,021
Investments in associates and joint ventures	11	9,507	6,938
Retirement benefit assets	12	455	408
Deferred tax assets	13	436	326
Trade and other receivables	14	599	248
Available-for-sale investments	15	43	37
Derivative financial instruments	16	596	287

Total non-current assets		27,414	21,701

Inventories	17	5,793	4,247
Income tax receivable		69	74
Trade and other receivables	14	3,884	3,266
Available-for-sale investments	15	15	35
Derivative financial instruments	16	375	209
Cash and cash equivalents	18	2,204	1,963

		12,340	9,794
Assets classified as held-for-sale		19	20

Total current assets		12,359	9,814

Total assets		39,773	31,515

Equity - Capital and reserves
Share capital		507	507
Share premium, capital redemption and merger reserves		3,931	3,927
Other reserves		413	(1,294)
Retained earnings		3,331	1,754

Owners of the parent		8,182	4,894

Non-controlling interests		224	138

Total equity	19	8,406	5,032

Liabilities
Borrowings	20	16,488	14,806
Retirement benefit liabilities	12	826	653
Deferred tax liabilities	13	652	563
Other provisions for liabilities and charges	21	386	296
Trade and other payables	22	1,040	1,029
Derivative financial instruments	16	119	130

Total non-current liabilities		19,511	17,477

Borrowings	20	3,007	2,195
Income tax payable		558	414
Other provisions for liabilities and charges	21	407	273
Trade and other payables	22	7,335	5,937
Derivative financial instruments	16	549	187

Total current liabilities		11,856	9,006

Total equity and liabilities		39,773	31,515

The accompanying notes are an integral part of these consolidated financial statements.

FIN-7

British American Tobacco p.l.c.

Consolidated Statements of Cash Flow

		For the years ended 31 December
	Notes	2016 £m	2015 £m	Unaudited 2014 £m
Profit from operations		4,655	4,557	4,546
Adjustments for
—depreciation, amortisation and impairment costs		607	428	523
—increase in inventories		(638)	(520)	(405)
—decrease/(increase) in trade and other receivables		87	(508)	(36)
—increase in amounts recoverable in respect of Quebec class action	14	(242)	(55)	—
—increase in trade and other payables		428	732	203
—FII GLO receipts	6	—	963	—
—decrease in net retirement benefit liabilities		(145)	(191)	(170)
—increase/(decrease) in provisions for liabilities and charges		141	48	(76)
—other non-cash items		—	(54)	49

Cash generated from operations		4,893	5,400	4,634

Dividends received from associates		962	593	515
Tax paid		(1,245)	(1,273)	(1,433)

Net cash generated from operating activities		4,610	4,720	3,716

Cash flows from investing activities
Interest received		62	64	61
Dividends received from investments		—	—	2
Purchases of property, plant and equipment		(586)	(483)	(529)
Proceeds on disposal of property, plant and equipment		93	108	62
Purchases of intangibles		(88)	(118)	(163)
Purchases of investments		(109)	(99)	(31)
Proceeds on disposals of investments		22	45	34
Investment in associates and acquisitions of subsidiaries		(57)	(3,508)	—
Proceeds from associates’ share buy-backs	11	23	—	94

Net cash used in investing activities		(640)	(3,991)	(470)

Cash flows from financing activities
Interest paid		(641)	(596)	(571)
Proceeds from increases in and new borrowings		3,476	6,931	1,967
(Outflows)/inflows relating to derivative financial instruments		(26)	201	244
Purchases of own shares		—	—	(800)
Purchases of own shares held in employee share ownership trusts		(64)	(46)	(49)
Reductions in and repayments of borrowings		(3,840)	(2,028)	(1,300)
Dividends paid to owners of the parent	8	(2,910)	(2,770)	(2,712)
Purchases of non-controlling interests		(70)	(1,677)	(4)
Non-controlling interests - capital injection		—	—	4
Dividends paid to non-controlling interests		(147)	(235)	(249)
Other		(7)	1	3

Net cash used in financing activities		(4,229)	(219)	(3,467)

Net cash flows (used in)/generated from operating, investing and financing activities		(259)	510	(221)
Differences on exchange		180	(272)	(63)

(Decrease)/Increase in net cash and cash equivalents in the year		(79)	238	(284)
Net cash and cash equivalents at 1 January		1,730	1,492	1,776

Net cash and cash equivalents at 31 December	18	1,651	1,730	1,492

The accompanying notes are an integral part of these consolidated financial statements.

FIN-8

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

1 Accounting policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board (“IASB”) (“IFRS”).

The consolidated statement of income, statement of comprehensive income, statement of changes in equity and the cash flow statement for the year ended 31 December 2014 included in these consolidated financial statements, as well as information relating to the year ended 31 December 2014 within the accompanying notes, are unaudited.

The consolidated financial statements have been prepared on a going concern basis under the historical cost convention except as described in the accounting policy below on financial instruments.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements. The key estimates and assumptions are set out in the accounting policies below, together with the related notes to the accounts.

The most significant items include:

•	the review of asset values, especially goodwill and impairment testing. The key assumptions used in respect of goodwill and impairment testing are the determination of cash-generating units, the budgeted cash flows of these units, the long-term growth rate for cash flow projections and the rate used to discount the cash flow projections. These are described in note 9;

•	the estimation of and accounting for retirement benefit costs. The determination of the carrying value of assets and liabilities, as well as the charge for the year, and amounts recognised in other comprehensive income, involves judgments made in conjunction with independent actuaries. These involve estimates about uncertain future events based on the environment in different countries, including life expectancy of scheme members, salary and pension increases, inflation, as well as discount rates and asset values at the year end. The assumptions used by the Group and sensitivity analysis are described in note 12;

•	the estimation of amounts to be recognised in respect of taxation and legal matters, and the estimation of other provisions for liabilities and charges are subject to uncertain future events, may extend over several years and so the amount and/or timing may differ from current assumptions. The accounting policy for taxation is explained below. The recognised deferred tax assets and liabilities, together with a note of unrecognised amounts, are shown in note 13, and a contingent tax asset is explained in note 6(b). Other provisions for liabilities and charges are as set out in note 21. The accounting policy on contingent liabilities, which are not provided for, is set out below and the contingent liabilities of the Group are explained in note 28. The application of these accounting policies to the payments made and credits recognised under the Master Settlement Agreement by Reynolds American Inc. is described in note 5;

•	the identification and quantification of adjusting items as defined by the Group’s accounting policy, which is explained below. The impact of these on the calculation of adjusted earnings is described in note 7;

•	the estimation of the fair values of acquired net assets arising in a business combination and the allocation of the purchase consideration between the underlying net assets acquired, including intangible assets other than goodwill, on the basis of their fair values. These estimates are prepared in conjunction with the advice of independent valuation experts where appropriate. The relevant transactions for 2016 and 2015 are described in note 24 and in note 11;

•

the determination as to whether control (subsidiaries), joint control (joint arrangements), or significant influence (associates) exists in relation to the investments held by the Group. This is assessed after taking

FIN-9

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

1 Accounting policies (continued)

into account the Group’s ability to appoint directors to the entity’s board, its relative shareholding compared with other shareholders, any significant contracts or arrangements with the entity or its other shareholders and other relevant facts and circumstances. The application of this judgement in respect of the Group’s investment in Reynolds American Inc. is explained in note 11; and,

•	the review of applicable exchange rates for transactions with and translation of entities in territories where there are restrictions on the free access to foreign currency, or multiple exchange rates.

Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the financial statements. In the future, actual experience may deviate from these estimates and assumptions, which could affect the financial statements as the original estimates and assumptions are modified, as appropriate, in the year in which the circumstances change.

These consolidated financial statements were authorised for issue by the Board of Directors on March 20, 2017.

Basis of consolidation

The consolidated financial information includes the financial statements of British American Tobacco p.l.c. and its subsidiary undertakings, together with the Group’s share of the results of its associates and joint arrangements.

A subsidiary is an entity controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Associates comprise investments in undertakings, which are not subsidiary undertakings or joint arrangements, where the Group’s interest in the equity capital is long term and over whose operating and financial policies the Group exercises a significant influence. They are accounted for using the equity method.

Joint arrangements comprise contractual arrangements where two or more parties have joint control and where decisions regarding the relevant activities of the entity require unanimous consent. Joint operations are jointly-controlled arrangements where the parties to the arrangement have rights to the underlying assets and obligations for the underlying liabilities relating to the arrangement. The Group accounts for its share of the assets, liabilities, income and expenses of any such arrangement. Joint ventures comprise arrangements where the parties to the arrangement have rights to the net assets of the arrangement. They are accounted for using the equity method.

Foreign currencies

The functional currency of the Parent Company is sterling and this is also the presentation currency of the Group. The income and cash flow statements of Group undertakings expressed in currencies other than sterling are translated to sterling using exchange rates applicable to the dates of the underlying transactions. Average rates of exchange in each year are used where the average rate approximates the relevant exchange rate at the date of the underlying transactions. Assets and liabilities of Group undertakings are translated at the applicable rates of exchange at the end of each year. In territories where there are restrictions on the free access to foreign currency or multiple exchange rates, the applicable rates of exchange are regularly reviewed.

For hyperinflationary countries, the financial statements in local currency are adjusted to reflect the impact of local inflation prior to translation into sterling.

FIN-10

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

1 Accounting policies (continued)

The differences between retained profits translated at average and closing rates of exchange are taken to reserves, as are differences arising on the retranslation to sterling (using closing rates of exchange) of overseas net assets at the beginning of the year, and are presented as a separate component of equity. They are recognised in the income statement when the gain or loss on disposal of a Group undertaking is recognised.

Foreign currency transactions are initially recognised in the functional currency of each entity in the Group using the exchange rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of foreign currency assets and liabilities at year end rates of exchange are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges, on intercompany net investment loans and qualifying net investment hedges. Foreign exchange gains or losses recognised in the income statement are included in profit from operations or net finance costs depending on the underlying transactions that gave rise to these exchange differences.

Revenue

Revenue principally comprises sales of cigarettes and other tobacco products to external customers. Revenue excludes duty, excise and other taxes and is after deducting rebates, returns and other similar discounts. Revenue is recognised when the significant risks and rewards of ownership are transferred to a third party.

Retirement benefit costs

The Group operates both defined benefit and defined contribution schemes including post-retirement healthcare schemes. The net deficit or surplus for each defined benefit pension scheme is calculated in accordance with IAS 19 based on the present value of the defined benefit obligation at the balance sheet date less the fair value of the scheme assets adjusted, where appropriate, for any surplus restrictions or the effect of minimum funding requirements.

For defined benefit schemes, the actuarial cost charged to profit from operations consists of current service cost, net interest on the net defined benefit liability or asset, past service cost and the impact of any settlements.

Some benefits are provided through defined contribution schemes and payments to these are charged as an expense as they fall due.

Share-based payments

The Group has equity-settled and cash-settled share-based compensation plans.

Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period, based on the Group’s estimate of awards that will eventually vest. For plans where vesting conditions are based on total shareholder returns, the fair value at date of grant reflects these conditions, whereas earnings per share vesting conditions are reflected in the calculation of awards that will eventually vest over the vesting period. For cash-settled share-based payments, a liability equal to the portion of the services received is recognised at its current fair value determined at each balance sheet date. Fair value is measured by the use of the Black-Scholes option pricing model, except where vesting is dependent on market conditions when the Monte-Carlo option pricing model is used. The expected life used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

FIN-11

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

1 Accounting policies (continued)

Research and development

Research expenditure is charged to income in the year in which it is incurred. Development expenditure is charged to income in the year it is incurred, unless it meets the recognition criteria of IAS 38.

Taxation

Taxation is that chargeable on the profits for the period, together with deferred taxation.

The current income tax charge is calculated on the basis of tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries, associates and joint arrangements operate and generate taxable income.

Deferred taxation is provided in full using the liability method for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for taxation purposes. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Deferred tax is determined using the tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or deferred tax liability is settled.

Tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in other comprehensive income or changes in equity.

The Group has exposures in respect of the payment or recovery of a number of taxes. Liabilities or assets for these payments or recoveries are recognised at such time as an outcome becomes probable and when the amount can reasonably be estimated.

Goodwill

Goodwill arising on acquisitions is capitalised and any impairment of goodwill is recognised immediately in the income statement and is not subsequently reversed.

Goodwill in respect of subsidiaries is included in intangible assets. In respect of associates and joint ventures, goodwill is included in the carrying value of the investment in the associated company or joint venture. On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets other than goodwill

The intangible assets shown on the Group balance sheet consist mainly of trademarks and similar intangibles, including certain intellectual property, acquired by the Group’s subsidiary undertakings and computer software.

Acquired trademarks and similar assets are carried at cost less accumulated amortisation and impairment. Trademarks with indefinite lives are not amortised but are reviewed annually for impairment. Other trademarks and similar assets are amortised on a straight-line basis over their remaining useful lives, consistent with the pattern of economic benefits expected to be received, which do not exceed 20 years. Any impairments of trademarks are recognised in the income statement but increases in trademark values are not recognised.

FIN-12

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

1 Accounting policies (continued)

Computer software is carried at cost less accumulated amortisation and impairment, and, with the exception of global software solutions, is amortised on a straight-line basis over periods ranging from three years to five years. Global software solutions are software assets designed to be implemented on a global basis and used as a standard solution by all of the operating companies in the Group. These assets are amortised on a straight-line basis over periods not exceeding ten years.

The investments in associates and joint ventures shown in the Group balance sheet include trademarks arising from the combination of Brown & Williamson (B&W) and R J Reynolds (RJR) in 2004 to form Reynolds American Inc. (RAI), as well as those arising on the acquisition by RAI of Conwood 2006 and Lorillard in 2015. Most of the carrying value of these assets relates to intangibles which are deemed to have indefinite lives and each trademark is subject to an annual impairment test.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis to write off the assets over their useful economic life. No depreciation is provided on freehold land or assets classified as held-for-sale. Freehold and leasehold property are depreciated at rates between 2.5 per cent and 4 per cent per annum, and plant and equipment at rates between 7 per cent and 25 per cent per annum.

Capitalised interest

Borrowing costs which are directly attributable to the acquisition, construction or production of intangible assets or plant, property and equipment that takes a substantial period of time to get ready for its intended use or sale, are capitalised as part of the cost of the asset.

Leased assets

Assets where the Group has substantially all the risks and rewards of ownership of the leased asset are classified as finance leases and are included as part of property, plant and equipment. Finance lease assets are initially recognised at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, then depreciated over the shorter of the lease term and their estimated useful lives. Leasing payments consist of capital and finance charge elements and the finance element is charged to the income statement.

Rental payments under operating leases are charged to the income statement on a straight-line basis over the lease term.

Impairment of non-financial assets

Assets are reviewed for impairment whenever events indicate that the carrying amount of a cash-generating unit may not be recoverable. In addition, assets that have indefinite useful lives are tested annually for impairment. An impairment loss is recognised to the extent that the carrying value exceeds the higher of the asset’s fair value less costs to sell and its value in use.

A cash-generating unit is the smallest identifiable group of assets that generates cash flows which are largely independent of the cash flows from other assets or groups of assets. At the acquisition date, any goodwill acquired is allocated to the relevant cash-generating unit or group of cash-generating units expected to benefit from the acquisition for the purpose of impairment testing of goodwill.

FIN-13

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

1 Accounting policies (continued)

Impairment of financial assets

Financial assets are reviewed at each balance sheet date, or whenever events indicate that the carrying amount may not be recoverable. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the investment below its cost is considered as an indicator that the investment is impaired.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is based on the weighted average cost incurred in acquiring inventories and bringing them to their existing location and condition, which will include raw materials, direct labour and overheads, where appropriate. Net realisable value is the estimated selling price less costs to completion and sale. Tobacco inventories which have an operating cycle that exceeds 12 months are classified as current assets, consistent with recognised industry practice.

Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument and derecognised when it ceases to be a party to such provisions. Such assets and liabilities are classified as current if they are expected to be realised or settled within 12 months after the balance sheet date. If not, they are classified as non-current.

Financial assets and financial liabilities are initially recognised at fair value, plus directly attributable transaction costs where applicable, with subsequent measurement as set out below.

Non-derivative financial assets are classified on initial recognition as available-for-sale investments, loans and receivables or cash and cash equivalents as follows:

Available-for-sale investments: available-for-sale investments are those non-derivative financial assets that cannot be classified as loans and receivables or cash and cash equivalents.

Loans and receivables: these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Cash and cash equivalents: cash and cash equivalents include cash in hand and deposits held on call, together with other short-term highly liquid investments including investments in certain money market funds. Cash equivalents normally comprise instruments with maturities of three months or less at date of acquisition. In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in the liabilities section on the balance sheet.

Apart from available-for-sale investments, non-derivative financial assets are stated at amortised cost using the effective interest method, subject to reduction for allowances for estimated irrecoverable amounts. These estimates for irrecoverable amounts are recognised when there is objective evidence that the full amount receivable will not be collected according to the original terms of the asset. Available-for-sale investments are stated at fair value, with changes in fair value being recognised directly in other comprehensive income. When such investments are derecognised (e.g. through disposal) or become impaired, the accumulated gains and losses, previously recognised in other comprehensive income, are reclassified to the income statement within ‘finance income’. Dividend and interest income on available-for-sale investments are included within ‘finance income’ when the Group’s right to receive payments is established.

FIN-14

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

1 Accounting policies (continued)

Fair values for quoted investments are based on observable market prices. If there is no active market for a financial asset, the fair value is established by using valuation techniques principally involving discounted cash flow analysis.

Non-derivative financial liabilities are stated at amortised cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortised issue costs.

Derivative financial assets and liabilities are initially recognised, and subsequently measured, at fair value, which includes accrued interest receivable and payable where relevant. Changes in their fair values are recognised as follows:

•	for derivatives that are designated as cash flow hedges, the changes in their fair values are recognised directly in other comprehensive income, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where the hedged item results in a non-financial asset, the accumulated gains and losses, previously recognised in other comprehensive income, are included in the initial carrying value of the asset (basis adjustment) and recognised in the income statement in the same periods as the hedged item. Where the underlying transaction does not result in such an asset, the accumulated gains and losses are reclassified to the income statement in the same periods as the hedged item;

•	for derivatives that are designated as fair value hedges, the carrying value of the hedged item is adjusted for the fair value changes attributable to the risk being hedged, with the corresponding entry being made in the income statement. The changes in fair value of these derivatives are also recognised in the income statement;

•	for derivatives that are designated as hedges of net investments in foreign operations, the changes in their fair values are recognised directly in other comprehensive income, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where non-derivatives such as foreign currency borrowings are designated as net investment hedges, the relevant exchange differences are similarly recognised. The accumulated gains and losses are reclassified to the income statement when the foreign operation is disposed of; and

•	for derivatives that do not qualify for hedge accounting or are not designated as hedges, the changes in their fair values are recognised in the income statement in the period in which they arise.

In order to qualify for hedge accounting, the Group is required to document prospectively the relationship between the item being hedged and the hedging instrument. The Group is also required to demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is reperformed periodically to ensure that the hedge has remained, and is expected to remain, highly effective.

Hedge accounting is discontinued when a hedging instrument is derecognised (e.g. through expiry or disposal), or no longer qualifies for hedge accounting. Where the hedged item is a highly probable forecast transaction, the related gains and losses remain in equity until the transaction takes place, when they are reclassified to the income statement in the same manner as for cash flow hedges as described above. When a hedged future transaction is no longer expected to occur, any related gains and losses, previously recognised in other comprehensive income, are immediately reclassified to the income statement.

Derivative fair value changes recognised in the income statement are either reflected in arriving at profit from operations (if the hedged item is similarly reflected) or in finance costs.

FIN-15

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

1 Accounting policies (continued)

Dividends

Final dividend distributions to the Company’s shareholders are recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders at the Annual General Meeting, while interim dividend distributions are recognised in the period in which the dividends are declared and paid.

Segmental analysis

The Group is organised and managed on the basis of its geographic regions. These are the reportable segments for the Group as they form the focus of the Group’s internal reporting systems and are the basis used by the chief operating decision maker, identified as the Management Board, for assessing performance and allocating resources.

The Group is primarily a single product business providing cigarettes and other tobacco products. While the Group has clearly differentiated brands, global segmentation between a wide portfolio of brands is not part of the regular internally reported financial information. The results of Next-Generation Products are not currently material to the Group.

The prices agreed between Group companies for intra-group sales of materials, manufactured goods, charges for royalties, commissions, services and fees, are based on normal commercial practices which would apply between independent businesses. Royalty income, less related expenditure, is included in the region in which the licensor is based.

Adjusting items

Adjusting items are significant items in the profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting and provides details of items that are specifically excluded from being classified as adjusting items. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted profit from operations and adjusted diluted earnings per share.

Provisions

Provisions are recognised when either a legal or constructive obligation as a result of a past event exists at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and a reasonable estimate can be made of the amount of the obligation.

Contingent liabilities and contingent assets

Subsidiaries and associates companies are defendants in tobacco-related and other litigation. Provision for this litigation (including legal costs) would be made at such time as an unfavourable outcome became probable and the amount could be reasonably estimated.

FIN-16

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

1 Accounting policies (continued)

Contingent assets are possible assets whose existence will only be confirmed by future events not wholly within the control of the entity and are not recognised as assets until the realisation of income is virtually certain.

Where a provision has not been recognised, the Group records its external legal fees and other external defence costs for tobacco-related and other litigation as these costs are incurred.

Repurchase of share capital

When share capital is repurchased the amount of consideration paid, including directly attributable costs, is recognised as a deduction from equity. Repurchased shares which are not cancelled, or shares purchased for the employee share ownership trusts, are classified as treasury shares and presented as a deduction from total equity.

Future changes to accounting policies

Certain changes to IFRS will be applicable to the Group financial statements in future years. Set out below are those which are considered to be most relevant to the Group.

IFRS 9 Financial Instruments. This standard was finalised and published in July 2014 as the replacement for IAS 39, and the mandatory effective date of implementation is 1 January 2018. The Standard is largely retrospective in application. Further due diligence will be carried out before implementation, but the anticipated impact from restatement on the Group’s reported profit and equity for 2016 and 2015 is not expected to be material.

IFRS 15 Revenue from Contracts with Customers. This standard was published in May 2014 as the replacement to IAS 18, and the mandatory effective date of implementation is 1 January 2018. The Standard is retrospective in application. Further due diligence will be carried out before implementation, but the anticipated impact from restatement on the Group’s reported profit for 2016 and 2015 is not expected to be material. However, this standard may require changes to the allocation of costs between operating expenses and deductions from revenue including, for example, payments to customers currently classed as expenses.

IFRS 16 Leases. This standard was finalised and published in January 2016 and is a major revision to the way that entities will account for leases. The distinction between operating leases and finance leases enshrined in current accounting requirements (IAS 17) is removed with the effect that virtually all leasing arrangements will be brought on to the balance sheet as financial obligations and ‘right-to-use’ assets. Further due diligence will be carried out before implementation, but the anticipated impact from restatement on the Group’s reported profit and net assets for 2016 and 2015 is not expected to be material, although assets and liabilities would have been grossed up by approximately £180 million in 2016 and £200 million in 2015 based on current leasing commitments as disclosed in note 28. The Standard is retrospective in application, but allows for implementation either as a single cumulative amount at the date of initial application or as an adjustment to each prior reporting period. The expected mandatory effective date of implementation is 1 January 2019.

Amendment to IAS 7 Statement of Cash Flows. This amendment to IAS 7, issued in January 2016, was generated by the IASB’s “Disclosure Initiative” project and requires reporting entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, by disclosing changes arising from cash flows as well as non-cash changes. The expected mandatory effective date of implementation is 1 January 2017.

In addition, a number of other interpretations and revisions to existing standards have been issued which will be applicable to the Group’s financial statements in future years, but will not have a material effect on reported profit or equity or on the disclosures in the financial statements.

FIN-17

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

2 Segmental analyses

As the chief operating decision maker, the Management Board reviews external revenues and adjusted profit from operations to evaluate segment performance and allocate resources to the overall business. The results of Next Generation Products as a separate segment are currently not material to the Group and therefore it is not considered a reportable segment that requires separate disclosure under the requirements of IFRS 8 Operating segments. Interest income, interest expense and taxation are centrally managed and accordingly such items are not presented by segment as they are excluded from the measure of segment profitability.

The four geographic regions are the reportable segments for the Group as they form the focus of the Group’s internal reporting systems and are the basis used by the Management Board for assessing performance and allocating resources. The Management Board reviews current and prior year segmental revenue, adjusted profit from operations of subsidiaries and joint operations, and adjusted post-tax results of associates and joint ventures at constant rates of exchange. The constant rate comparison provided for reporting segment information is based on a retranslation, at prior year exchange rates, of the current year results of the Group, including intercompany royalties payable in foreign currency to UK entities. However, the Group does not adjust for the normal transactional gains and losses in operations which are generated by movements in exchange rates.

The following table shows 2016 revenues at current rates, and 2016 revenues translated using 2015 rates of exchange. The 2015 figures are stated at the 2015 rates of exchange and are, therefore, unadjusted from those published for 2015.

	2016			2015
	Revenue Constant rates £m	Translation exchange £m	Revenue Current rates £m	Revenue £m
Asia-Pacific	3,770	496	4,266	3,773
Americas	3,014	(146)	2,868	2,720
Western Europe	3,471	396	3,867	3,203
EEMEA	3,753	(3)	3,750	3,408

Revenue	14,008	743	14,751	13,104

The following table shows 2015 revenues at current rates, and 2015 revenues translated using 2014 rates of exchange. The 2014 figures are stated at the 2014 rates of exchange and are, therefore, unadjusted from those published for 2014.

	2015			Unaudited 2014
	Revenue Constant rates £m	Translation exchange £m	Revenue Current rates £m	Revenue £m
Asia-Pacific	3,874	(101)	3,773	3,873
Americas	3,340	(620)	2,720	2,990
Western Europe	3,476	(273)	3,203	3,359
EEMEA	4,030	(622)	3,408	3,749

Revenue	14,720	(1,616)	13,104	13,971

FIN-18

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

2 Segmental analyses (continued)

The following table shows 2016 profit from operations and adjusted profit from operations at current rates, and as translated using 2015 rates of exchange. The 2015 figures are stated at the 2015 rates of exchange and are, therefore, unadjusted from those published for 2015.

	2016					2015
	Adjusted* segment result Constant rates £m	Translation exchange £m	Adjusted* segment result Current rates £m	Adjusting*** items £m	Segment result Current rates £m	Adjusted* segment result £m	Adjusting*** items £m	Segment result £m
Asia-Pacific	1,488	142	1,630	(198)	1,432	1,469	(108)	1,361
Americas	1,202	(30)	1,172	(155)	1,017	1,169	(87)	1,082
Western Europe	1,236	153	1,389	(345)	1,044	1,146	(156)	990
EEMEA	1,271	18	1,289	(107)	1,182	1,208	(81)	1,127

	5,197	283	5,480	(805)	4,675	4,992	(432)	4,560
Fox River**				(20)	(20)		—	—
Flintkote**				—	—		(3)	(3)

Profit from operations	5,197	283	5,480	(825)	4,655	4,992	(435)	4,557
Net finance (costs)/income	(494)	(35)	(529)	(108)	(637)	(427)	489	62

Asia-Pacific	307	24	331	11	342	286	16	302
Americas	877	114	991	889	1,880	656	277	933
Western Europe	4	(1)	3	—	3	—	—	—
EEMEA	2	—	2	—	2	1	—	1

Share of post-tax results of associates and joint ventures	1,190	137	1,327	900	2,227	943	293	1,236

Profit before taxation	5,893	385	6,278	(33)	6,245	5,508	347	5,855
Taxation on ordinary activities					(1,406)			(1,333)

Profit for the year					4,839			4,522

*	The adjustments to profit from operations, net finance (costs)/income and the Group’s share of the post-tax results of associates and joint ventures are explained in notes 3(d) to 3(g), note 4(b) and note 5, respectively.
**	The Fox River charge in 2016 (see note 3(f) and note 28) and the Flintkote charge in 2015 (see note 3(h)) have not been allocated to any segment as they neither relate to current operations nor the tobacco business. They are presented separately from the segmental reporting which is used to evaluate segment performance and to allocate resources, and is reported to the chief operating decision maker on this basis.
***	Refer to notes 3 through 7 below.

FIN-19

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

2 Segmental analyses (continued)

The following table shows 2015 profit from operations and adjusted profit from operations at current rates, and as translated using 2014 rates of exchange. The 2014 figures are stated at the 2014 rates of exchange and are, therefore, unadjusted from those published for 2014.

	2015					Unaudited 2014
	Adjusted* segment result Constant rates £m	Translation exchange £m	Adjusted* segment result Current rates £m	Adjusting*** items £m	Segment result Current rates £m	Adjusted* segment result £m	Adjusting*** items £m	Segment result £m
Asia-Pacific	1,546	(77)	1,469	(108)	1,361	1,548	(188)	1,360
Americas	1,426	(257)	1,169	(87)	1,082	1,286	(89)	1,197
Western Europe	1,249	(103)	1,146	(156)	990	1,189	(171)	1,018
EEMEA	1,399	(191)	1,208	(81)	1,127	1,380	(62)	1,318

	5,620	(628)	4,992	(432)	4,560	5,403	(510)	4,893
Fox River**				—	—		27	27
Flintkote**				(3)	(3)		(374)	(374)

Profit from operations	5,620	(628)	4,992	(435)	4,557	5,403	(857)	4,546
Net finance (costs)/income	(464)	37	(427)	489	62	(417)	—	(417)

Asia-Pacific	278	8	286	16	302	277	14	291
Americas	610	46	656	277	933	431	(7)	424
EEMEA	1	—	1	—	1	4	—	4

Share of post-tax results of associates and joint ventures	889	54	943	293	1,236	712	7	719

Profit before taxation	6,045	(537)	5,508	347	5,855	5,698	(850)	4,848
Taxation on ordinary activities					(1,333)			(1,455)

Profit for the year					4,522			3,393

*	The adjustments to profit from operations, net finance income/(costs) and the Group’s share of the post-tax results of associates and joint ventures are explained in notes 3(e) to 3(h), note 4(b) and note 5, respectively.
**	The Fox River credit in 2014 (see note 3(g) and note 30) and the Flintkote charge in 2014 and 2015 (see note 3(h) and note 30) have not been allocated to any segment as they neither relate to current operations nor the tobacco business. They are presented separately from the segmental reporting which is used to evaluate segment performance and to allocate resources, and is reported to the chief operating decision maker on this basis.
***	Refer to notes 3 through 7 below.

FIN-20

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

2 Segmental analyses (continued)

Adjusted profit from operations at constant rates of £5,197 million (2015: £4,992 million; 2014: £5,403 million) excludes certain depreciation, amortisation and impairment charges as explained in notes 3(d) and 3(e). These are excluded from segmental profit from operations at constant rates as follows:

	2016					2015
	Adjusted depreciation, amortisation and impairment Constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment Current rates £m	Adjusting items £m	Depreciation, amortisation and impairment Current rates £m	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m
Asia-Pacific	96	9	105	51	156	95	33	128
Americas	83	3	86	44	130	84	9	93
Western Europe	100	9	109	103	212	75	39	114
EEMEA	96	(1)	95	14	109	83	10	93

	375	20	395	212	607	337	91	428

	2015					Unaudited 2014
	Adjusted depreciation, amortisation and impairment Constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment Current rates £m	Adjusting items £m	Depreciation, amortisation and impairment Current rates £m	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m
Asia-Pacific	95	—	95	33	128	96	52	148
Americas	96	(12)	84	9	93	106	17	123
Western Europe	81	(6)	75	39	114	96	50	146
EEMEA	97	(14)	83	10	93	98	8	106

	369	(32)	337	91	428	396	127	523

External revenue and non-current assets other than financial instruments, deferred tax assets and retirement benefit assets are analysed between the UK and all foreign countries at current rates of exchange as follows:

	United Kingdom			All foreign countries			Group
			Unaudited			Unaudited			Unaudited
Revenue is based on location of sale	2016 £m	2015 £m	2014 £m	2016 £m	2015 £m	2014 £m	2016 £m	2015 £m	2014 £m
External revenue	272	190	143	14,479	12,914	13,828	14,751	13,104	13,971

	United Kingdom		All foreign countries		Group
	2016 £m	2015 £m	2016 £m	2015 £m	2016 £m	2015 £m
Intangible assets	551	580	11,566	9,856	12,117	10,436
Property, plant and equipment	371	378	3,290	2,643	3,661	3,021
Investments in associates and joint ventures	—	—	9,507	6,938	9,507	6,938

In 2016, there is no foreign operation that requires separate disclosure under the requirements of IFRS 8 Operating Segments.

FIN-21

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

2 Segmental analyses (continued)

The main acquisitions comprising the goodwill balance of £11,023 million (2015: £9,324 million; 2014: £9,842 million), included in intangible assets, are provided in note 9. Included in investments in associates and joint ventures are amounts of £8,051 million (2015: £5,749 million; 2014: £1,361 million) attributable to the investment in Reynolds American Inc. and £1,394 million (2015: £1,136 million; 2014: £991 million) attributable to the investment in ITC Ltd. Further information is provided in note 11.

3 Profit from operations

Enumerated below are movements in costs that have impacted profit from operations in 2016, 2015 and 2014. These include changes in our underlying business performance, as well as the impact of adjusting items, as defined in note 1, in profit from operations (note 3(d), 3(e), 3(f), 3(g) and 3(h)).

(a) Employee benefit costs

	2016 £m	2015 £m	Unaudited 2014 £m
Wages and salaries	1,882	1,667	1,776
Social security costs	207	174	212
Other pension and retirement benefit costs (note 12)	101	138	132
Share-based payments - equity and cash-settled (note 25)	84	60	74

	2,274	2,039	2,194

(b) Depreciation, amortisation and impairment costs

		2016 £m	2015 £m	Unaudited 2014 £m
Intangibles	—amortisation and impairment of trademarks and similar intangibles (note 3(e))	149	65	58
	—amortisation and impairment of other intangibles	81	89	69
Property, plant and equipment	—depreciation and impairment	377	274	396

		607	428	523

FIN-22

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

3 Profit from operations (continued)

(c) Other operating expenses include:

	2016 £m	2015 £m	Unaudited 2014 £m
Research and development expenses (excluding employee benefit costs and depreciation)	53	60	74
Exchange differences	(2)	10	7
Rent of plant and equipment (operating leases)
—minimum lease payments	20	20	28
Rent of property (operating leases)
—minimum lease payments	51	52	69

Fees payable for audit services pursuant to legislation:
—fees payable to KPMG LLP for parent company and Group audit	2.0	2.0	—
—fees payable to PricewaterhouseCoopers LLP for parent company and Group audit	—	—	2.0
—fees payable to other KPMG LLP firms and associates for local statutory and Group reporting audits	7.2	6.7	—
—fees payable to other PricewaterhouseCoopers LLP firms and associates for local statutory and Group reporting audits	—	—	7.3

Audit fees payable to KPMG LLP firms and associates	9.2	8.7	0.3
Audit fees payable to PricewaterhouseCoopers LLP firms and associates	—	0.6	9.3
Audit fees payable to other firms	—	—	0.1

Total audit fees payable	9.2	9.3	9.7

Fees payable to KPMG LLP (2016 and 2015)/PricewaterhouseCoopers LLP (2014) firms and associates for other services:
—audit-related assurance services	0.2	0.2	0.3
—other assurance services	0.1	0.1	0.1
—tax advisory services	0.2	0.6	3.8
—tax compliance	0.3	0.4	0.8
—other non-audit services	1.4	2.0	0.2

	2.2	3.3	5.2

The total fees payable to KPMG firms and associates included above are £11.4 million (2015: £12.0 million; 2014: £0.3 million). The total fees payable to PricewaterhouseCoopers LLP firms and associates included above in 2015 are £0.6 million (2014: £14.5 million).

Total research and development costs including employee benefit costs and depreciation are £144 million (2015: £148 million; 2014: £154 million).

(d) Restructuring and integration costs

Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise, including the relevant operating costs of implementing the new operating model. These costs represent additional expenses incurred, which are not related to the normal business and day-to-day activities.

The new operating model is underpinned by a global single instance of SAP with full deployment occurring during 2016 with benefits already realised within the business and future savings expected in the years to come.

FIN-23

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

3 Profit from operations (continued)

The initiatives also include a review of the Group’s manufacturing operations, supply chain, overheads and indirect costs, organisational structure and systems and software used.

The costs of the Group’s initiatives together with the costs of integrating acquired businesses into existing operations, including acquisition costs, are included in profit from operations under the following headings:

	2016 £m	2015 £m	Unaudited 2014 £m
Employee benefit costs	240	159	223
Depreciation, amortisation and impairment costs	64	26	69
Other operating expenses	325	228	180
Other operating income	(26)	(46)	(20)

	603	367	452

Restructuring and integration costs in 2016 principally relate to the restructuring initiatives directly related to implementation of a new operating model and the cost of initiatives in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover factory closure and downsizing activities in Germany, Malaysia and Brazil, certain exit costs and asset write-offs related to the change in approach to the commercialisation of Voke (as announced on 5 January 2017), uncertainties surrounding regulatory changes and restructurings in Japan and Australia.

Restructuring and integration costs in 2015 principally related to the restructuring initiatives directly related to implementation of a new operating model and the cost of initiatives in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover factory closure and downsizing activities in Australia, certain costs related to the acquisitions undertaken (including TDR in Croatia) and restructurings in Indonesia, Canada, Switzerland and Germany. In 2014, the costs also cover factory closure and downsizing activities in Australia, Colombia and the Democratic Republic of Congo, and restructurings in Argentina, Indonesia, Canada, Switzerland and Germany.

Other operating income in 2016 includes gains from the sale of land and buildings in Malaysia. In 2015, other operating income includes gains from the sale of land and buildings in Australia. In 2014, other operating income includes gains from the sale of land and buildings in Turkey, Uganda and the Democratic Republic of Congo.

(e) Amortisation and impairment of trademarks and similar intangibles

Acquisitions including Ten Motives (see note 24), CHIC, TDR, Bentoel, Tekel and ST resulted in the capitalisation of trademarks and similar intangibles which are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £149 million (2015: £65 million; 2014: £58 million) is included in depreciation, amortisation and impairment costs in profit from operations.

(f) Fox River

As explained in note 28, a Group subsidiary has certain liabilities in respect of indemnities given on the purchase and disposal of former businesses in the United States and in 2011, the subsidiary provided £274 million in respect of claims in relation to environmental clean-up costs of the Fox River.

FIN-24

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

3 Profit from operations (continued)

On 30 September 2014, a Group subsidiary, NCR, Appvion and Windward Prospects entered into a Funding Agreement with regard to the costs for the clean-up of Fox River. Based on this Funding Agreement, £17 million has been paid in 2016, which includes legal costs of £11 million (2015: £17 million, including legal costs of £8 million; 2014: £56 million, including legal costs of £7 million).

In 2016, NCR and Appvion entered into a settlement agreement with certain other defendants (the “Settling 5”) to release claims amongst those parties. In January 2017, NCR and Appvion also entered into a consent decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them, although this consent decree requires approval from the District Court of Wisconsin. The agreements reduce the Group’s exposure under the Funding Agreement. However, this is offset by the devaluation of Sterling against the US Dollar, leading to a net charge of £20 million (2015: £nil; 2014: gain of £27 million). Considering these developments, the provision is £163 million at 31 December 2016 (up £3 million against prior year).

On 10 February 2017, a decision was delivered on the further hearing related to a payment of dividends by Windward to Sequana in May 2009. Further details are provided in note 28.

(g) South Korea sales tax

In 2016, the Board of Audit and Inspection of Korea (“BAI”) concluded its tax assessment in relation to the 2014 year-end tobacco inventory, and imposed additional sales tax (excise and VAT) and penalties. This resulted in the recognition of a £53 million charge by a Group subsidiary. Management deems the tax and penalties to be unfounded and has appealed to the tax tribunal against the assessment. Based on the legal opinion from a local law firm, management believes that this appeal will be successful, and that the findings of the BAI will be reversed.

On grounds of materiality and the high likelihood of the tax and penalties being reversed in future, the Group has classified the tax and penalties charge as an adjusting item in 2016.

(h) Flintkote

In December 2014, a Group subsidiary entered into a settlement agreement in connection with various legal cases related to a former non-tobacco business in Canada. Under the terms of the settlement, the subsidiary will obtain protection from current and potential future Flintkote related asbestos liability claims in the US. The settlement was finalised in 2015 when approvals of certain courts in the US were obtained. This agreement has led to a charge of £nil in 2016 (2015: £3 million; 2014: £374 million).

FIN-25

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

4 Net finance costs/(income)

(a) Net finance costs/(income)

	2016 £m	2015 £m	Unaudited 2014 £m
Interest payable	645	573	579
Option costs and fees (see note 4(b)(iv))	—	104	—
Facility fees	5	9	9
Interest related to FIIGLO (see note 4(b)(i))	25	8	—
Loss on bond redemption (see note 4(b)(ii))	101	—	—
Fair value changes on derivative financial instruments and hedged items	(458)	(245)	(154)
Exchange differences on financial liabilities	363	135	50

Finance costs	681	584	484

Interest and dividend income	(68)	(79)	(67)
Hedge ineffectiveness (see note 4(b)(iii))	(18)	—	—
Deemed gain related to the investment in RAI (see note 4(b)(v))	—	(601)	—
Exchange differences on financial assets	42	34	—

Finance income	(44)	(646)	(67)

Net finance costs/(income)	637	(62)	417

The Group manages foreign exchange gains and losses and fair value changes on a net basis excluding adjusting items, which are explained in note 4(b) and the derivatives that generate the fair value changes are as in note 16.

Facility fees principally relate to the Group’s central undrawn banking facilities of £3 billion and $150 million (2015: £3 billion and $150 million; 2014: £3 billion and $150 million).

(b) Adjusting items included in net finance costs/(income)

Adjusting items are significant items in net finance costs/(income) which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.

In 2016, the following adjusting items have been recognised:

(i)	as described in note 6, in 2015 the Group received £963 million from HM Revenue & Customs in relation to the Franked Investment Income Group Litigation Order (FII GLO). Interest of £25 million (2015: £8 million) has been accrued and treated as an adjusting item;

(ii)	the Group redeemed a $700 million bond, prior to its original maturity date of 15 November 2018. This led to a loss of $130 million (£101 million), which has been treated as an adjusting item; and

(iii)	the Group experienced significant hedge ineffectiveness, driven by the market volatility in the first six months of the year. The gain of £18 million has been deemed to be adjusting, as it is not representative of the underlying performance of the business through the twelve months to 31 December 2016.

In 2015, the following adjusting items have been recognised:

(iv)	costs of £104 million in relation to financing activities, which includes costs on the acquisition of the non-controlling interests in the Group’s Brazilian subsidiary, Souza Cruz S.A. and the Group’s activities to maintain the current ownership in RAI following its acquisition of Lorillard, Inc.; and

FIN-26

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

4 Net finance costs/(income) (continued)

(v)	the Group’s investment of $4.7 billion in cash in RAI has realised a deemed gain of $931 million (£601 million). The deemed gain reflects the difference between the fixed price paid by the Group to RAI and the market value of RAI shares on the day of the transaction (see note 11).

5 Associates and joint ventures

	2016		2015		Unaudited 2014
	Total £m	Group’s share £m	Total £m	Group’s share £m	Total £m	Group’s share £m
Revenue	16,491	5,997	11,186	4,215	9,201	3,402

Profit from operations	9,379	3,740	6,117	2,391	3,166	1,163
Net finance costs	(477)	(200)	(335)	(139)	(169)	(70)

Profit on ordinary activities before taxation	8,902	3,540	5,782	2,252	2,997	1,093
Taxation on ordinary activities	(3,280)	(1,308)	(2,545)	(1,013)	(1,006)	(370)

Profit on ordinary activities after taxation	5,622	2,232	3,237	1,239	1,991	723
Non-controlling interests	(17)	(5)	(12)	(3)	(11)	(4)

Post-tax results of associates and joint ventures	5,605	2,227	3,225	1,236	1,980	719
Comprised of:
Adjusted share of post-tax results of associates and joint ventures	3,461	1,327	2,501	943	1,951	712
Issue of shares and change in shareholding	36	11	74	22	46	14
Gain on disposal of assets	2,231	941	879	371	—	—
Other	(123)	(52)	(229)	(100)	(17)	(7)

	5,605	2,227	3,225	1,236	1,980	719

(a) Adjusting items

In 2016, the Group’s interest in ITC Ltd. (ITC) decreased from 30.06% to 29.89% (2015: 30.26% to 30.06%; 2014: 30.74% to 30.26%) as a result of ITC issuing ordinary shares under the company’s Employee Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £11 million (2015: gain of £22 million; 2014: gain of £14 million), which is treated as a deemed partial disposal and included in the income statement.

In 2016, Reynolds American Inc. (RAI) recognised a gain in relation to the sale of the international rights to Natural American Spirit to the Japan Tobacco Group of companies (JT) of $4,861 million. The Group’s share of this net gain amounted to £941 million (net of tax). In 2015, RAI recognised a gain on the related divestiture of assets, following the Lorillard, Inc. (“Lorillard”) acquisition, of $3,288 million. The Group’s share of this net gain amounted to £371 million (net of tax).

RAI has also recognised amounts in the Group’s consolidated statements of income as “other”. In 2016, this includes income relating to the early termination of the Manufacturing Agreement between BATUS Japan Inc. and R.J. Reynolds Tobacco Company (see note 27) of $90 million, the Group’s share of which is £18 million (net of tax) (2015: $nil and £nil, respectively; 2014: $nil and £nil, respectively), restructuring charges of $36 million, the Group’s share of which is £7 million (net of tax) (2015: $223 million, the Group’s share of which is £39 million (net of tax); 2014: $nil and £nil, respectively) and costs in respect of a number of Engle progeny

FIN-27

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

5 Associates and joint ventures (continued)

lawsuits and other tobacco litigation charges that amounted to $86 million, the Group’s share of which is £17 million (net of tax) (2015: $152 million, the Group’s share of which is £26 million (net of tax); 2014: $102 million, the Group’s share of which is £16 million (net of tax)). Additionally, there is income of $6 million (2015: $108 million; 2014: $nil) related to the Non-Participating Manufacturer (NPM) Adjustment claims of the states no longer challenging the findings of non-diligence entered against them by an Arbitration Panel, the Group’s share of which is £2 million (2015: £18 million; 2014: £nil) (net of tax). The remaining costs in 2016 are transaction costs of $5 million (2015: $54 million; 2014: $nil) and financing costs of $243 million (2015: $60 million; 2014: $nil), connected with the acquisition of Lorillard, the Group’s share (net of tax) of which is £1 million of transaction costs (2015: £12 million; 2014: £nil) and £47 million of financing costs (2015: £10 million; 2014: £nil). The remaining costs in 2015 of $99 million are primarily in respect of asset impairment and exit charges, the Group’s share of which is £25 million (net of tax). The remaining costs in 2014 of $43 million are primarily in respect of a 2013 MSA liability and discontinued activities offset by restructuring activities, the Group’s share of which is £9 million (net of tax).

(b) Master Settlement Agreement

In 1998, the major US cigarette manufacturers (including R J Reynolds, Lorillard and Brown & Williamson, businesses which are now part of RAI) entered into the Master Settlement Agreement (MSA) with attorney generals representing most US states and territories. The MSA imposes a perpetual stream of future payment obligations on the major US cigarette manufacturers. The amounts of money that the participating manufacturers are required to annually contribute are based upon, amongst other things, the volume of cigarettes sold and market share (based on cigarette shipments in that year). Given these facts, the Group’s accounting for the MSA payments is to accrue for them in the cost of products sold as the products are shipped and no provision is made in respect of potential payments relating to future years. The event which gives rise to the obligation is the actual sales of products shipped and the MSA payments are therefore recognised as part of the costs of those business operations.

During 2013, RAI, various other tobacco manufacturers, 19 states, the District of Columbia and Puerto Rico reached a final agreement related to RAI’s 2003 Master Settlement Agreement (MSA) activities. Under this agreement RAI will receive credits, currently estimated to be more than $1 billion, in respect of its Non-Participating Manufacturer (NPM) Adjustment claims related to the period from 2003 to 2012. These credits will be applied against the company’s MSA payments over a period of five years from 2013, subject to, and dependent upon, meeting the various ongoing performance obligations.

During 2014, two additional states agreed to settle NPM disputes related to claims for the period 2003 to 2012. It is estimated that RAI will receive $170 million in credits, which will be applied over a five-year period from 2014.

During 2015, another state agreed to settle NPM disputes related to claims for the period 2004 to 2014. It is estimated that RAI will receive $285 million in credits, which will be applied over a four-year period from 2015.

During 2016, there were no settlements paid or any new states agreeing to settle NPM disputes.

Credits in respect of future years’ payments and the NPM Adjustment claims would be accounted for in the applicable year and will not be treated as adjusting items. Only credits in respect of prior year payments are included as adjusting items.

FIN-28

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

5 Associates and joint ventures (continued)

(c) Other financial information

	2016	2015	Unaudited 2014
	Group’s share £m	Group’s share £m	Group’s share £m
Profit on ordinary activities after taxation
—attributable to owners of the Parent	2,227	1,236	719
Other comprehensive income:
Differences on exchange	1,425	336	113
Net fair value (losses)/gains on available-for-sale investments	(10)	1	15
Actuarial gains/(losses) relating to pensions and other post-retirement benefits (note 19)	20	3	(124)

Total comprehensive income (note 11)	3,662	1,576	723

Summarised financial information of the Group’s associates and joint ventures:

	2016
	RAI £m	ITC £m	Others £m	Total £m
Revenue	9,224	5,350	1,917	16,491
Profit on ordinary activities before taxation	7,111	1,743	48	8,902
Post-tax results of associates and joint ventures	4,457	1,114	34	5,605
Other comprehensive income	3,125	712	(178)	3,659

Total comprehensive income	7,582	1,826	(144)	9,264

	2015
	RAI £m	ITC £m	Others £m	Total £m
Revenue	6,986	3,839	361	11,186
Profit on ordinary activities before taxation	4,250	1,505	27	5,782
Post-tax results of associates and joint ventures	2,203	1,005	17	3,225
Other comprehensive income	684	43	(24)	703

Total comprehensive income	2,887	1,048	(7)	3,928

	Unaudited 2014
	RAI £m	ITC £m	Others £m	Total £m
Revenue	5,132	3,777	292	9,201
Profit on ordinary activities before taxation	1,551	1,389	57	2,997
Post-tax results of associates and joint ventures	1,000	938	42	1,980
Other comprehensive income	(166)	184	(29)	(11)

Total comprehensive income	834	1,122	13	1,969

FIN-29

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

6 Taxation on ordinary activities

(a) Summary of taxation on ordinary activities

	2016 £m	2015 £m	Unaudited 2014 £m
UK corporation tax	7	5	—
Overseas tax	1,395	1,324	1,450

Comprising:
—current year tax expense	1,382	1,317	1,439
—adjustments in respect of prior periods	13	7	11

Total current tax	1,402	1,329	1,450
Deferred tax	4	4	5

Comprising:
—deferred tax relating to origination and reversal of temporary differences	4	(11)	7
—deferred tax relating to changes in tax rates	—	15	(2)

	1,406	1,333	1,455

(b) Franked Investment Income Group Litigation Order

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the Franked Investment Income Group Litigation Order (FII GLO). There are 25 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK.

The original claim was filed in 2003. The trial of the claim was split broadly into issues of liability and quantification. The main liability issues were heard by the High Court, Court of Appeal and Supreme Court in the UK and the European Court of Justice in the period to November 2012. The detailed technical issues of the quantification mechanics of the claim were heard by the High Court during May and June 2014 and the judgment handed down on 18 December 2014. The High Court determined that in respect of issues concerning the calculation of unlawfully charged corporation tax and advance corporation tax, the law of restitution including the defence on change of position and questions concerning the calculation of overpaid interest, the approach of the Group was broadly preferred. The conclusion reached by the High Court would, if upheld, produce an estimated receivable of £1.2 billion for the Group. Appeals on a majority of the issues were made to the Court of Appeal, which heard the arguments in June 2016. The Court of Appeal determined in November 2016 on the majority of issues that the conclusion reached by the High Court should be upheld. The outcome of the Court of Appeal has not reduced the estimated receivable. Permission has been sought by HMRC to appeal almost all issues on which it was unsuccessful to the Supreme Court.

During 2015, HMRC paid to the Group a gross amount of £1,224 million in two separate payments. The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal. The second payment in November 2015 followed the introduction of a new 45% tax on the interest component of restitution claims against HMRC. HMRC held back £261 million from the second payment contending that it represents the new 45% tax on that payment, leading to total cash received by the Group of £963 million. Actions challenging the legality of the 45% tax have been lodged by both the Group and other participants in the FII GLO which will be heard in 2017.

FIN-30

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

6 Taxation on ordinary activities (continued)

Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period. The receipt, net of the deduction by HMRC, is held as deferred income as disclosed in note 22. Any future recognition as income will be treated as an adjusting item, due to the size of the amount, with interest of £25 million for the 12 months to 31 December 2016 (2015: £8 million; 2014: £nil) accruing on the balance, which was also treated as an adjusting item.

(c) Factors affecting the taxation charge

The taxation charge differs from the standard 20% (2015: 20%; 2014: 21%) rate of corporation tax in the UK. The major causes of this difference are listed below:

	2016		2015		Unaudited 2014
	£m	%	£m	%	£m	%
Profit before tax	6,245		5,855		4,848
Less: share of post-tax results of associates and joint ventures	(2,227)		(1,236)		(719)

	4,018		4,619		4,129

Tax at 20% (2015: 20%; 2014: 21%) on the above	804	20.0	924	20.0	867	21.0
Factors affecting the tax rate:
Tax at standard rates other than UK corporation tax rate	93	2.3	231	5.0	236	5.7
Other national tax charges	74	1.9	77	1.7	69	1.7
Permanent differences	143	3.6	(147)	(3.2)	4	0.1
Overseas tax on distributions	41	1.0	28	0.6	25	0.6
Overseas withholding taxes	200	5.0	145	3.1	157	3.8
Double taxation relief on UK profits	(8)	(0.2)	(6)	(0.1)	(9)	(0.2)
Unutilised tax losses	32	0.8	32	0.7	45	1.1
Adjustments in respect of prior periods	13	0.3	7	0.2	11	0.2
Deferred tax relating to changes in tax rates	—	—	15	0.3	(2)	—
Additional net deferred tax charges	14	0.3	27	0.6	52	1.2

	1,406	35.0	1,333	28.9	1,455	35.2

In 2016, permanent differences include non-tax deductible expenses for a number of items including expenditure relating to restructuring and integration costs such as factory rationalisation and the implementation of a new operating model, together with the net charge in respect of Fox River, South Korea sales tax assessment and uncertain items connected with the Group’s trading business. In 2015 and 2014, permanent differences includes the deemed gain as explained in note 6(e).

(d) Adjusting items included in taxation

IFRS requires entities to provide deferred taxation on the undistributed earnings of associates and joint ventures. In 2016, the Group’s share of the gain on the divestiture of intangibles and other assets by RAI to Japan Tobacco International is £941 million. Given that the profit on this item is recognised as an adjusting item by the Group, the additional deferred tax charge of £61 million on the potential distribution of these undistributed earnings has also been treated as an adjusting item. In 2015, the Group’s share of the gain on the divestiture of intangibles and other assets by RAI to ITG Brands LLC, a subsidiary of Imperial Tobacco Group PLC, is £371 million, with the additional deferred tax charge of £22 million on the potential distribution of these undistributed earnings also being treated as adjusting.

FIN-31

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

6 Taxation on ordinary activities (continued)

(e) Tax on adjusting items

In addition, the tax on adjusting items, separated between the different categories, as per note 7, amounted to £128 million (2015: £80 million; 2014: £69 million). As described in note 4(b), in 2015, the Group’s investment of $4.7 billion in cash in RAI has realised a deemed gain of $931 million (£601 million). The adjustment to the adjusted earnings per share (see note 7) also includes £1 million (2015: £3 million; 2014: £5 million) in respect of the non-controlling interests’ share of the adjusting items net of tax.

(f) Tax on items recognised directly in other comprehensive income

	2016 £m	2015 £m	Unaudited 2014 £m
Current tax	(53)	7	17
Deferred tax	70	(9)	94

Credited/(charged) to other comprehensive income	17	(2)	111

The tax relating to each component of other comprehensive income is disclosed in note 19.

7 Earnings per share

	2016			2015			Unaudited 2014
	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence
Basic earnings per share (ordinary shares of 25p each)	4,648	1,858	250.2	4,290	1,858	230.9	3,115	1,864	167.1
Share options	—	7	(1.0)	—	5	(0.6)	—	6	(0.5)

Diluted earnings per share	4,648	1,865	249.2	4,290	1,863	230.3	3,115	1,870	166.6

FIN-32

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

7 Earnings per share (continued)

Adjusted earnings per share calculation

Earnings have been affected by a number of adjusting items, which are described in notes 3 to 6. Adjusting items are significant items in the profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance. To illustrate the impact of these items, an adjusted earnings per share calculation is shown below.

			Diluted
			2016		2015		Unaudited 2014
	Notes		Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence
Unadjusted earnings per share			4,648	249.2	4,290	230.3	3,115	166.6
Effect of restructuring and integration costs	3	(d)	603	32.3	367	19.7	452	24.2
Tax and non-controlling interests on restructuring and integration costs			(90)	(4.8)	(74)	(4.0)	(67)	(3.6)
Effect of amortisation and impairment of trademarks and similar intangibles	3	(e)	149	8.0	65	3.5	58	3.1
Tax on amortisation and impairment of trademarks and similar intangibles			(32)	(1.7)	(9)	(0.5)	(7)	(0.4)
Effect of Fox River	3	(f)	20	1.1	—	—	(27)	(1.4)
Effect of Flintkote	3	(h)	—	—	3	0.2	374	20.0
South Korean sales tax	3	(g)	53	2.9	—	—	—	—
Tax effect of South Korean sales tax			(5)	(0.3)	—	—	—	—
Effect of deemed gain related to investment in RAI	4	(b)	—	—	(601)	(32.3)	—	—
Effect of additional deferred tax charge from gain on divestiture of assets by associate (RAI)	6	(d)	61	3.3	22	1.2	—	—
Effect of associates’ adjusting items net of tax	5	(a)	(900)	(48.3)	(293)	(15.7)	(7)	(0.4)
Effect of interest on FII GLO settlement	4	(b)	25	1.3	8	0.4	—	—
Effect of certain costs and fees related to the acquisition of NCI in Souza Cruz and investment in RAI	4	(b)	—	—	104	5.6	—	—
Effect of US bond buy back	4	(b)	101	5.5	—	—	—	—
Effect of hedge ineffectiveness	4	(b)	(18)	(1.0)	—	—	—	—

Adjusted earnings per share (diluted)			4,615	247.5	3,882	208.4	3,891	208.1

FIN-33

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

7 Earnings per share (continued)

		Basic
		2016		2015		Unaudited 2014
	Notes	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence
Unadjusted earnings per share		4,648	250.2	4,290	230.9	3,115	167.1
Effect of restructuring and integration costs	3(d)	603	32.4	367	19.7	452	24.2
Tax and non-controlling interests on restructuring and integration costs		(90)	(4.9)	(74)	(4.0)	(67)	(3.6)
Effect of amortisation and impairment of trademarks and similar intangibles	3(e)	149	8.0	65	3.5	58	3.1
Tax on amortisation and impairment of trademarks and similar intangibles		(32)	(1.7)	(9)	(0.5)	(7)	(0.4)
Effect of Fox River	3(f)	20	1.1	—	—	(27)	(1.4)
Effect of Flintkote	3(h)	—	—	3	0.2	374	20.1
South Korean sales tax	3(g)	53	2.9	—	—	—	—
Tax effect of South Korean sales tax		(5)	(0.3)	—	—	—	—
Effect of deemed gain related to investment in RAI	4(b)	—	—	(601)	(32.3)	—	—
Effect of additional deferred tax charge from gain on divestiture of assets by associate (RAI)	6(d)	61	3.3	22	1.2	—	—
Effect of associates’ adjusting items net of tax	5(a)	(900)	(48.4)	(293)	(15.8)	(7)	(0.4)
Effect of interest on FII GLO settlement	4(b)	25	1.3	8	0.4	—	—
Effect of certain costs and fees related to the acquisition of NCI in Souza Cruz and investment in RAI	4(b)	—	—	104	5.6	—	—
Effect of US bond buy back	4(b)	101	5.5	—	—	—	—
Effect of hedge ineffectiveness	4(b)	(18)	(1.0)	—	—	—	—

Adjusted earnings per share (basic)		4,615	248.4	3,882	208.9	3,891	208.7

FIN-34

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

7 Earnings per share (continued)

Headline earnings per share as required by the JSE Limited

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 2/2016 ‘Headline Earnings’, as issued by the South African Institute of Chartered Accountants. There is no impact of the new circular on the prior year headline earnings per share.

	Diluted
	2016		2015		Unaudited 2014
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence
Unadjusted earnings per share	4,648	249.2	4,290	230.3	3,115	166.6
Effect of impairment of intangibles, property, plant and equipment, and assets held for sale	126	6.8	27	1.4	107	5.7
Tax and non-controlling interests on impairment of intangibles, and property, plant and equipment	(35)	(1.9)	(6)	(0.3)	(20)	(1.0)
Effect of gains on disposal of property, plant and equipment and held-for-sale assets	(59)	(3.2)	(60)	(3.2)	(34)	(1.9)
Tax and non-controlling interests on disposal of property, plant and equipment and held-for-sale assets	30	1.6	19	1.0	9	0.5
Effect of gains reclassified from the available-for-sale reserve	—	—	(10)	(0.6)	—	—
Tax and non-controlling interests on gains reclassified from the available-for-sale reserve	—	—	3	0.2	—	—
Share of associates’ impairment losses and non-current investments	—	—	17	0.9	—	—
Share of associates’ gains on disposal of assets	(941)	(50.4)	(371)	(19.9)	—	—
Tax effect of associates’ disposal of assets	61	3.3	22	1.2	—	—
Issue of shares and change in shareholding in associate	(11)	(0.6)	(22)	(1.2)	(14)	(0.8)

Headline earnings per share (diluted)	3,819	204.8	3,909	209.8	3,163	169.1

FIN-35

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

7 Earnings per share (continued)

	Basic
	2016		2015		Unaudited 2014
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence
Unadjusted earnings per share	4,648	250.2	4,290	230.9	3,115	167.1
Effect of impairment of intangibles, property, plant and equipment, and assets held for sale	126	6.8	27	1.4	107	5.7
Tax and non-controlling interests on impairment of intangibles, and property, plant and equipment	(35)	(1.9)	(6)	(0.3)	(20)	(1.0)
Effect of gains on disposal of property, plant and equipment and held-for-sale assets	(59)	(3.2)	(60)	(3.2)	(34)	(1.8)
Tax and non-controlling interests on disposal of property, plant and equipment and held-for-sale assets	30	1.6	19	1.0	9	0.5
Effect of gains reclassified from the available-for-sale reserve	—	—	(10)	(0.6)	—	—
Tax and non-controlling interests on gains reclassified from the available-for-sale reserve	—	—	3	0.2	—	—
Share of associates’ impairment losses and non-current investments	—	—	17	0.9	—	—
Share of associates’ gains on disposal of assets	(941)	(50.6)	(371)	(19.9)	—	—
Tax effect of associates’ disposal of assets	61	3.3	22	1.2	—	—
Issue of shares and change in shareholding in associate	(11)	(0.6)	(22)	(1.2)	(14)	(0.8)

Headline earnings per share (basic)	3,819	205.6	3,909	210.4	3,163	169.7

8 Dividends and other appropriations

	2016		2015		Unaudited 2014
	Pence per share	£m	Pence per share	£m	Pence per share	£m
Ordinary shares
Interim
2016 paid 28 September 2016	51.3	961
2015 paid 30 September 2015			49.4	908
2014 paid 30 September 2014					47.5	881
Final
2015 paid 5 May 2016	104.6	1,949
2014 paid 7 May 2015			100.6	1,862
2013 paid 8 May 2014					97.4	1,831

	155.9	2,910	150.0	2,770	144.9	2,712

The Directors have recommended to shareholders a final dividend of 118.1 pence per share for the year ended 31 December 2016. If approved, this dividend will be paid to shareholders on 4 May 2017. This dividend is subject to approval by shareholders at the Annual General Meeting and therefore, in accordance with IAS 10, it

FIN-36

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

8 Dividends and other appropriations (continued)

has not been included as a liability in these financial statements. The total estimated dividend to be paid is £2,194 million, which takes the total dividends declared in respect of 2016 to £3,155 million (2015: £2,851 million; 2014: £2,747 million) representing 169.4 pence per share (2015: 154.0 pence per share; 2014: 148.1 pence per share).

9 Intangible assets

	2016
	Goodwill* £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m
1 January
Cost	9,324	918	1,015	180	11,437
Accumulated amortisation and impairment	—	(569)	(432)	—	(1,001)

Net book value at 1 January	9,324	349	583	180	10,436

Differences on exchange	1,690	2	96	7	1,795
Additions
—internal development	—	11	—	49	60
—acquisitions (note 24)	9	—	33	—	42
—separately acquired	—	1	21	—	22
Reallocations	—	147	29	(176)	—
Amortisation charge	—	(72)	(133)	—	(205)
Impairment	—	—	(33)	—	(33)
Disposals	—	—	—	—	—
31 December
Cost	11,023	1,054	1,255	60	13,392
Accumulated amortisation and impairment	—	(616)	(659)	—	(1,275)

Net book value at 31 December	11,023	438	596	60	12,117

*	The cost of Goodwill is shown net of impairment charges made in prior years.

FIN-37

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

9 Intangible assets (continued)

	2015
	Goodwill* £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m
1 January
Cost	9,842	735	844	305	11,726
Accumulated amortisation and impairment	—	(530)	(392)	—	(922)

Net book value at 1 January	9,842	205	452	305	10,804

Differences on exchange	(681)	(3)	(36)	—	(720)
Additions
—internal development	—	1	—	102	103
—acquisitions (note 24)	163	—	237	—	400
—separately acquired	—	2	—	—	2
Reallocations	—	225	2	(227)	—
Amortisation charge	—	(66)	(68)	—	(134)
Impairment	—	(10)	(4)	—	(14)
Disposals	—	(5)	—	—	(5)
31 December
Cost	9,324	918	1,015	180	11,437
Accumulated amortisation and impairment	—	(569)	(432)	—	(1,001)

Net book value at 31 December	9,324	349	583	180	10,436

*	The cost of Goodwill is shown net of impairment charges made in prior years.

Included in computer software and assets in the course of development are internally developed assets with a carrying value of £484 million (2015: £517 million). The costs of internally developed assets include capitalised expenses of employees working full time on software development projects, third party consultants, as well as software licence fees from third party suppliers.

Included in the net book value of trademarks and similar intangibles are trademarks relating to the acquisition of TDR d.o.o £105 million (2015: £144 million), Sudan £37 million (2015: £34 million), Chic Group £40 million (2015: £45 million), Skandinavisk Tobakskompagni (ST) £244 million (2015: £229 million), Tekel £16 million (2015: £19 million), Bentoel £15 million (2015: £19 million) and Protabaco £30 million (2015: £54 million). The Group has no future contractual commitments (2015: £15 million) related to intangible assets.

Impairment testing for intangible assets with indefinite lives including goodwill

Goodwill of £11,023 million (2015: £9,324 million) is included in intangible assets in the balance sheet, of which the following are the significant acquisitions: Rothmans Group £4,809 million (2015: £4,131 million); Imperial Tobacco Canada £2,420 million (2015: £1,964 million); ETI (Italy) £1,406 million (2015: £1,216 million) and ST (principally Scandinavia) £1,061 million (2015: £913 million). The principal allocations of goodwill in the Rothmans’ acquisition are to the cash-generating units of Eastern Europe, Western Europe and South Africa, with the remainder mainly relating to operations in the domestic and export markets in the United Kingdom and operations in Asia-Pacific.

FIN-38

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

9 Intangible assets (continued)

In 2016 goodwill was allocated for impairment testing purposes to 18 (2015:14) individual cash-generating units—five in Asia-Pacific (2015: five), five in the Americas (2015: five), three in Western Europe (2015: two), three in EEMEA (2015: two) and two related to Next Generation Products (2015: nil).

	2016		2015
	Carrying amount £m	Pre-tax discount rate %	Carrying amount £m	Pre-tax discount rate %
Cash Generating Unit
Canada	2,420	8.2	1,964	8.5
Western Europe	3,770	8.6	3,249	8.6
Eastern Europe	967	8.8	832	8.5
South Africa	656	10.1	485	9.6
Australia	785	8.6	661	8.6
Singapore	598	7.2	511	7.2
Malaysia	425	8.6	372	8.7
Other	1,402		1,250

Total	11,023		9,324

The recoverable amounts of all cash-generating units have been determined on a value-in-use basis. The key assumptions for the recoverable amounts of all units are the budgeted volumes, operating margins and long-term growth rates, which directly impact the cash flows, and the discount rates used in the calculation. The long-term growth rate used is purely for the impairment testing of goodwill under IAS 36 and does not reflect long-term planning assumptions used by the Group for investment proposals or for any other assessments.

Pre-tax discount rates of between 7.2% and 20.0% (2015: 7.2% and 14.7%) were used, based on the Group’s weighted average cost of capital, taking into account the cost of capital and borrowings, to which specific market-related premium adjustments are made. These adjustments are derived from external sources and are based on the spread between bonds (or credit default swaps, or similar indicators) issued by the US or comparable governments and by the local government, adjusted for the Group’s own credit market risk. For ease of use and consistency in application, these results are periodically calibrated into bands based on internationally recognised credit ratings. The long-term growth rates and discount rates have been applied to the budgeted cash flows of each cash-generating unit. These cash flows have been determined by local management based on experience, specific market and brand trends, pricing expectations and costs, and have been endorsed by Group management as part of the consolidated Group budget.

The value in use calculations use cash flows based on detailed financial budgets prepared by management covering a one year period extrapolated over a 10-year horizon with growth of 5% in year 2. Cash flows for years 3 to 10 are extrapolated from year 2 cash flows for each relevant operating unit at 4% (2015: 4%) per annum, including 1% inflation (2015: 1% inflation), where after a total growth rate of 2% (2015: 2%) has been assumed. A 10-year horizon is considered appropriate based on the Group’s history of profit and cash growth, its well balanced portfolio of brands and the industry in which it operates.

In some instances, such as recent acquisitions, start-up ventures or in other specific cases, the valuation is expanded to reflect the medium-term plan of the country or market management, spanning five years or beyond. If discounted cash flows for cash-generating units should fall by 10 per cent, or the discount rate was increased at a post-tax rate of 1 per cent, there would be no impairment.

FIN-39

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

10 Property, plant and equipment

	2016
	Freehold property £m	Leasehold property £m	Plant and equipment £m	Assets in the course of construction £m	Total £m
1 January
Cost	944	256	3,976	617	5,793
Accumulated depreciation and impairment	(288)	(126)	(2,343)	(15)	(2,772)

Net book value at 1 January	656	130	1,633	602	3,021

Differences on exchange	79	6	263	77	425
Additions
—acquisitions (note 24)	—	—	—	—	—
—separately acquired	13	4	168	470	655
Reallocations	76	6	358	(440)	—
Depreciation	(20)	(9)	(308)	—	(337)
Impairment	—	(5)	(71)	(4)	(80)
Disposals	3	(4)	(11)	(1)	(13)
Net reclassifications as held-for-sale	(4)	(5)	(1)	—	(10)
31 December
Cost	1,163	239	5,022	725	7,149
Accumulated depreciation and impairment	(360)	(116)	(2,991)	(21)	(3,488)

Net book value at 31 December	803	123	2,031	704	3,661

	2015
	Freehold property £m	Leasehold property £m	Plant and equipment £m	Assets in the course of construction £m	Total £m
1 January
Cost	998	260	4,109	570	5,937
Accumulated depreciation and impairment	(343)	(132)	(2,439)	(19)	(2,933)

Net book value at 1 January	655	128	1,670	551	3,004

Differences on exchange	(62)	—	(125)	(62)	(249)
Additions
—acquisitions (note 24)	76	—	23	4	103
—separately acquired	6	7	129	353	495
Reallocations	23	9	211	(243)	—
Depreciation	(19)	(10)	(242)	—	(271)
Impairment	—	(2)	(17)	7	(12)
Disposals	(15)	(2)	(15)	(8)	(40)
Net reclassifications as held-for-sale	(8)	—	(1)	—	(9)
31 December
Cost	944	256	3,976	617	5,793
Accumulated depreciation and impairment	(288)	(126)	(2,343)	(15)	(2,772)

Net book value at 31 December	656	130	1,633	602	3,021

Net book value of assets held under finance leases for 2016 was £27 million (2015: £24 million).

FIN-40

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

10 Property, plant and equipment (continued)

The Group’s finance lease arrangements relate principally to the lease of vehicles and tobacco vending machines by the Group’s subsidiaries in Canada and Japan respectively. Assets held under finance leases are secured under finance lease obligations included in note 20.

As explained in note 12, contributions to the British American Tobacco UK Pension Fund are secured by a charge over the Group’s Head Office (Globe House). Globe House is included in freehold property above with a carrying value of £188 million (2015: £189 million).

	2016 £m	2015 £m
Cost of freehold land within freehold property on which no depreciation is provided	202	193

Leasehold property comprises
—net book value of long leasehold	80	119
—net book value of short leasehold	43	11

	123	130

Contracts placed for future expenditure	29	71

11 Investments in associates and joint ventures

	2016 £m	2015 £m
1 January	6,938	2,400
Total comprehensive income (note 5)	3,662	1,576
Dividends	(1,024)	(640)
Share buy-backs	(24)	—
Additions	—	3,628
Other equity movements	(45)	(26)

31 December	9,507	6,938

Non-current assets	17,831	14,800
Current assets	2,439	2,818
Non-current liabilities	(8,552)	(8,692)
Current liabilities	(2,211)	(1,988)

	9,507	6,938

Reynolds American Inc. (Group’s share of the market value is £27,275 million (2015: £18,850 million))	8,051	5,749
ITC Ltd. (Group’s share of the market value is £10,430 million (2015: £8,112 million))	1,394	1,136
Other listed associates (Group’s share of the market value is £142 million (2015: £86 million))	17	14
Unlisted associates	45	39

	9,507	6,938

The principal associate undertakings of the Group are Reynolds American Inc. (RAI) and ITC Ltd. (ITC) as shown under principal associate undertakings.

FIN-41

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

11 Investments in associates and joint ventures (continued)

Reynolds American Inc.

	2016 £m	2015 £m
Non-current assets	34,046	28,666
Current assets	3,480	4,242
Non-current liabilities	(20,089)	(20,430)
Current liabilities	(3,845)	(3,459)

	13,592	9,019

Group’s share of Reynolds American Inc. (42.2%)	5,733	3,804
Goodwill	2,318	1,945

Total Group’s share of Reynolds American Inc.	8,051	5,749

On 30 July 2004, the Group completed the agreement to combine the US domestic business of Brown and Williamson (B&W), one of its subsidiaries, with RJ Reynolds. This combination resulted in the formation of RAI, which was 58% owned by RJ Reynolds’ shareholders and 42% owned by the Group. The Group has concluded that it does not have de facto control of RAI because of the operation of the governance agreement between the Group and RAI which ensures that the Group does not have the practical ability to direct the relevant activities of RAI; in particular, the Group cannot nominate more than five of the directors (out of 13 or proportionally less if there are less than 13 directors) unless it owns 100% of RAI or some other party owns more than 50%. In addition, there are no other contractual arrangements which would give the Group the ability to direct RAI’s operations. Manufacturing and cooperation agreements between RAI and the Group have been agreed on an arm’s length basis. However, details of the termination of the manufacturing agreement are disclosed in note 27.

On 12 June 2015, RAI completed its acquisition of Lorillard, Inc. (“Lorillard”) and related divestiture transactions to ITG Brands LLC, a subsidiary of Imperial Tobacco Group PLC, after receiving the required regulatory approval. At the same time, the intention of which was announced on 15 July 2014, the Group invested $4.7 billion (£3.0 billion) of cash in RAI to maintain its 42% equity position in the enlarged business.

The Group recognised a deemed gain of $931 million (£601 million), as part of the cost of investment. This has arisen as the contract to acquire shares is deemed to be a financial instrument and was fair valued through the profit and loss, in compliance with IAS 39. This has been treated as an adjusting item, in line with the Group’s policy as described in note 4. Goodwill of $529 million (£336 million) has also been recognised, being the difference between the Group’s share of the net assets acquired by RAI, and the deemed fair value of the consideration paid.

RAI recognised a gain on divestiture of assets of $4,861 million (2015: $3,288 million; 2014: $nil). The Group’s share of this net gain amounted to £941 million (2015: £371 million; 2014: £nil) (net of tax). This has been treated as an adjusting item, in line with the Group’s policy, as described in note 5.

The Group recognised a reduction in the investment in RAI of £24 million (2015: £nil) in respect of the Group’s participation in the share buy-back programme conducted by RAI during the year.

ITC Ltd.

ITC prepares accounts on a quarterly basis with a 31 March year end. As permitted by IAS 28, results up to 30 September 2016 have been used in applying the equity method. This is driven by the availability of

FIN-42

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

11 Investments in associates and joint ventures (continued)

information at the half year, to be consistent with the treatment in the Group’s interim accounts. Any further information available after the date used for reporting purposes is reviewed and any material items adjusted for in the final results. The latest published information available is at 31 December 2016.

	2016 £m	2015 £m
Non-current assets	3,730	2,432
Current assets	2,834	3,044
Non-current liabilities	(258)	(250)
Current liabilities	(1,643)	(1,447)

	4,663	3,779

Group’s share of ITC Ltd. (2016: 29.89% (2015: 30.06%))	1,394	1,136

12 Retirement benefit schemes

The Group’s subsidiary undertakings operate around 170 retirement benefit arrangements worldwide. The majority of scheme members belong to defined benefit schemes, most of which are funded externally and many of which are closed to new entrants. The Group also operates a number of defined contribution schemes.

The liabilities arising in the defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. All schemes are formally valued at least every three years.

The principal schemes are in the UK, Germany, Canada, the Netherlands and Switzerland. Together schemes in these territories account for over 85% of the total obligations of the Group’s defined benefit schemes. These obligations consist mainly of final salary pension schemes which provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement.

In addition, the Group operates several healthcare benefit schemes, of which the most significant are in Canada. The liabilities in respect of healthcare benefits are also assessed by qualified independent actuaries, applying the projected unit credit method.

All of these arrangements, including funded schemes where formal trusts or equivalents are required, have been developed and are operated in accordance with local practices and regulations where applicable in the countries concerned. For example, in the UK, the main pension scheme is the British American Tobacco UK Pension Fund, which is established under trust law and has a corporate trustee that is required to run the scheme in accordance with the Scheme’s Trust Deed and Rules and to comply with the Pension Scheme Act 1993, Pensions Act 1995, Pension Act 2004 and all the relevant legislation.

Responsibility for the governance of the schemes, including investment decisions and contribution schedules, lies with the trustees. The trustees for each arrangement will usually consist of representatives appointed by both the sponsoring company and the beneficiaries.

The majority of schemes are subject to local regulation regarding funding deficits. Contributions to defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes and after taking into account regulatory requirements.

FIN-43

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

12 Retirement benefit schemes (continued)

Contributions to the British American Tobacco UK Pension Fund have been agreed with the Trustee as part of a recovery plan to include £30 million a year to cover on-going service costs and additional contributions to eliminate a funding shortfall. Additional contributions were £78 million in 2016 and are planned to be £78 million in each of 2017 and 2018. These contributions will be used to achieve the statutory funding objective and thereafter to support attaining a lower risk investment strategy (noted below) and may be subject to renegotiation, dependant on funding levels. Total contributions payable are secured by a charge over the Group’s Head Office (Globe House) up to a maximum of £150 million. The charge would be triggered in the event that the Group defaults on agreed contributions due to the Fund or if an insolvency event occurs with respect to the UK entity responsible for making the payments. The charge is due to be released in 2039 but may be released earlier by negotiation or if the assets of the Fund are sufficient to achieve certain funding levels. Under the rules of the scheme, any future surplus would be returnable to the Group by refund at the end of the life of the scheme. The funding commitment is therefore not considered onerous and in accordance with IFRIC 14 no additional liabilities have been recognised in respect of this commitment.

Payments made to pensioners by the operating companies in Germany, net of income on scheme assets, are deemed to be company contributions to the Contractual Trust Arrangements and are anticipated to be around £30 million in 2017 and £37 million per annum for the four years after that. Contributions to pension schemes in Canada, the Netherlands and Switzerland in total are anticipated to be around £13 million in 2017 and then £13 million per annum for the four years after that. Group contributions to pension schemes in 2017 are expected to be £173 million in total compared to £181 million in 2016.

The majority of benefit payments are from trustee administered funds; however, there are also a number of unfunded schemes where the sponsoring company meets the benefit payment obligation as it falls due. For unfunded schemes in the UK and Canada, 29% of the liabilities reported at year end are expected to be settled by the Group within ten years, 27% between ten and twenty years, 21% between twenty and thirty years, and 23% thereafter.

The funded arrangements in the Group have policies on investment management, including strategies over a preferred long term investment profile, and schemes in certain territories including Canada and the Netherlands manage their bond portfolios to match the weighted average duration of scheme liabilities. In addition, the main scheme in the UK has a target investment strategy such that, by 31 December 2018, the scheme will have moved to 20% return-seeking assets and 80% risk-reducing assets. Investments are diversified by type of investment, by investment sector, and where appropriate by country.

Through its defined benefit pension schemes and healthcare schemes, the Group is exposed to a number of risks, including:

Asset volatility: the plan liabilities are calculated using discount rates set by reference to bond yields; if plan assets underperform this yield e.g. due to stock market volatility, this will create a deficit. However, most schemes hold a proportion of assets which are expected to outperform bonds in the long term, and the majority of schemes by value are subject to local regulation regarding funding deficits.

Changes in bond yields: a decrease in corporate bond yields will increase scheme liabilities, although this will be partially offset by an increase in the value of the schemes’ bond holdings or other hedging instruments.

Inflation risk: some of the Group’s pension obligations are linked to inflation and higher inflation will lead to higher liabilities, although, in most cases, caps on the level of inflationary increases are in place in the scheme rules, while some assets and derivatives provide specific inflation protection.

FIN-44

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

12 Retirement benefit schemes (continued)

Life expectancy: the majority of the schemes’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities. Assumptions regarding mortality and mortality improvements are regularly reviewed in line with actuarial tables and scheme specific experience.

The amounts recognised in the balance sheet are determined as follows:

	Pension schemes		Healthcare schemes		Total
	2016 £m	2015 £m	2016 £m	2015 £m	2016 £m	2015 £m
Present value of funded scheme liabilities	(7,139)	(5,944)	(16)	(12)	(7,155)	(5,956)
Fair value of funded scheme assets	7,264	6,076	14	10	7,278	6,086

	125	132	(2)	(2)	123	130
Unrecognised funded scheme surpluses	(18)	(11)	—	—	(18)	(11)

	107	121	(2)	(2)	105	119
Present value of unfunded scheme liabilities	(371)	(276)	(105)	(88)	(476)	(364)

	(264)	(155)	(107)	(90)	(371)	(245)

The above net liability is recognised in the balance sheet as follows:

—retirement benefit scheme liabilities	(719)	(563)	(107)	(90)	(826)	(653)
—retirement benefit scheme assets	455	408	—	—	455	408

	(264)	(155)	(107)	(90)	(371)	(245)

The net liabilities of funded pension schemes by territory are as follows:

	Liabilities		Assets		Total
	2016 £m	2015 £m	2016 £m	2015 £m	2016 £m	2015 £m
—UK	(3,529)	(2,995)	3,853	3,291	324	296
—Germany	(1,020)	(822)	872	704	(148)	(118)
—Canada	(796)	(654)	806	661	10	7
—Netherlands	(737)	(588)	777	641	40	53
—Switzerland	(370)	(347)	293	278	(77)	(69)
—Rest of Group	(687)	(538)	663	501	(24)	(37)

Funded schemes	(7,139)	(5,944)	7,264	6,076	125	132

Of the Group’s unfunded pension schemes 64% (2015: 62%) relate to arrangements in the UK, while 84% (2015: 83%) of the Group’s unfunded Healthcare arrangements relate to arrangements in Canada.

FIN-45

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

12 Retirement benefit schemes (continued)

The amounts recognised in the income statement are as follows:

	Pension schemes			Healthcare schemes			Total
	2016 £m	2015 £m	Unaudited 2014 £m	2016 £m	2015 £m	Unaudited 2014 £m	2016 £m	2015 £m	Unaudited 2014 £m
Defined benefit schemes
Service cost
—current service cost	85	85	81	1	1	1	86	86	82
—past service cost	(43)	(10)	(2)	(1)	—	(3)	(44)	(10)	(5)
Net interest on the net defined benefit liability
—interest on scheme liabilities	229	215	261	6	5	6	235	220	267
—interest on scheme assets	(230)	(201)	(252)	(1)	(1)	(1)	(231)	(202)	(253)
—interest on unrecognised funded scheme surpluses	2	1	1	—	—	—	2	1	1

	43	90	89	5	5	3	48	95	92
Defined contribution schemes	53	43	40	—	—	—	53	43	40

Total amount recognised in the income statement (note 3(a))	96	133	129	5	5	3	101	138	132

The above charges are recognised within employee benefit costs in note 3(a) and include a credit of £17 million in 2016 (2015: £16 million charge; 2014: £4 million charge) in respect of settlements, past service costs and defined contribution costs reported as part of the restructuring costs charged in arriving at profit from operations (see note 3(d)).

The movements in scheme liabilities are as follows:

	Pension schemes		Healthcare schemes		Total
	2016 £m	2015 £m	2016 £m	2015 £m	2016 £m	2015 £m
Present value at 1 January	6,220	6,881	100	113	6,320	6,994
Differences on exchange	575	(215)	22	(13)	597	(228)
Current service cost	88	86	1	1	89	87
Past service credit	(44)	(9)	—	—	(44)	(9)
Settlements	(33)	(20)	(1)	—	(34)	(20)
Interest on scheme liabilities	238	211	6	4	244	215
Contributions by scheme members	4	3	—	—	4	3
Benefits paid	(381)	(339)	(8)	(6)	(389)	(345)
Actuarial (gains)/losses
—arising from changes in demographic assumptions	(7)	13	—	—	(7)	13
—arising from changes in financial assumptions	911	(335)	1	1	912	(334)
Experience gains	(61)	(56)	(1)	—	(62)	(56)

Present value at 31 December	7,510	6,220	120	100	7,630	6,320

Changes in financial assumptions principally relate to discount rate movements in both years.

FIN-46

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

12 Retirement benefit schemes (continued)

Scheme liabilities by scheme membership:

	Pension schemes		Healthcare schemes		Total
	2016 £m	2015 £m	2016 £m	2015 £m	2016 £m	2015 £m
Active members	1,358	1,139	22	20	1,380	1,159
Deferred members	1,306	900	2	2	1,308	902
Retired members	4,846	4,181	96	78	4,942	4,259

Present value at 31 December	7,510	6,220	120	100	7,630	6,320

Approximately 95% of scheme liabilities in both years relate to guaranteed benefits.

The movements in funded scheme assets are as follows:

	Pension schemes		Healthcare schemes		Total
	2016 £m	2015 £m	2016 £m	2015 £m	2016 £m	2015 £m
Fair value of scheme assets at 1 January	6,076	6,253	10	13	6,086	6,266
Differences on exchange	541	(209)	5	(3)	546	(212)
Settlements	(33)	(19)	—	—	(33)	(19)
Interest on scheme assets	238	197	1	1	239	198
Company contributions	181	262	—	—	181	262
Contributions by scheme members	5	4	—	—	5	4
Benefits paid	(360)	(318)	(1)	(1)	(361)	(319)
Actuarial gains/(losses)	616	(94)	(1)	—	615	(94)

Fair value of scheme assets at 31 December	7,264	6,076	14	10	7,278	6,086

Fair value of scheme assets by category:

	Pension schemes		Healthcare schemes		Total
	2016 £m	2015 £m	2016 £m	2015 £m	2016 £m	2015 £m
Equities—listed	1,697	1,559	5	4	1,702	1,563
Equities—unlisted	630	557	—	—	630	557
Bonds—listed	3,948	3,092	4	3	3,952	3,095
Bonds—unlisted	109	43	—	—	109	43
Other assets—listed	403	94	—	3	403	97
Other assets—unlisted	477	731	5	—	482	731

Fair value of scheme assets at 31 December	7,264	6,076	14	10	7,278	6,086

Scheme assets have been diversified into equities, bonds and other assets and are typically invested via fund investment managers into both pooled and segregated mandates of listed and unlisted equities and bonds. In addition, certain scheme assets, including a portion of the assets held in the main UK pension scheme, are further diversified by investing in equities listed on non-UK stock exchanges via investment funds. In the above analysis investments via equity-based investment funds are shown under listed equities, and investments via bond-based

FIN-47

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

12 Retirement benefit schemes (continued)

investment funds are shown under listed bonds. Other assets include cash and other deposits, derivatives and other hedges (including liability driven investments funds and inflation opportunity funds), recoverable taxes, reinsurance contracts, infrastructure investments and investment property.

The actuarial gains and losses in both years principally relate to movements in the fair values of scheme assets and actual returns are stated net of applicable taxes and fund management fees. The fair values of listed scheme assets were derived from observable data including quoted market prices and other market data, including market values of individual segregated investments and of pooled investment funds where quoted. The fair values of unlisted assets were derived from cash flow projections of estimated future income after taking into account the estimated recoverable value of these assets.

The movements in the unrecognised scheme surpluses, recognised in other comprehensive income, are as follows:

	Pension schemes			Healthcare schemes			Total
	2016 £m	2015 £m	Unaudited 2014 £m	2016 £m	2015 £m	Unaudited 2014 £m	2016 £m	2015 £m	Unaudited 2014 £m
Unrecognised funded scheme surpluses at 1 January	(11)	(13)	(19)	—	—	—	(11)	(13)	(19)
Differences on exchange	(4)	3	—	—	—	—	(4)	3	—
Interest on unrecognised funded scheme surpluses	(2)	(1)	(1)	—	—	—	(2)	(1)	(1)
Movement in year (note 19)	(1)	—	7	—	—	—	(1)	—	7

Unrecognised funded scheme surpluses at 31 December	(18)	(11)	(13)	—	—	—	(18)	(11)	(13)

The principal actuarial assumptions (weighted to reflect individual scheme differences) used in the following principal countries are shown below. In both years, discount rates are determined by reference to normal yields on high quality corporate bonds at the balance sheet date. For countries where there is not a deep market in such corporate bonds, the yield on government bonds is used.

	2016					2015
	UK	Germany	Canada	Netherlands	Switzerland	UK	Germany	Canada	Netherlands	Switzerland
Rate of increase in salaries (%)	3.3	2.5	3.0	2.0	1.3	4.6	2.3	3.3	2.0	1.3
Rate of increase in pensions in payment (%)	3.3	1.8	Nil	1.1	Nil	3.1	1.5	Nil	1.1	Nil
Rate of increase in deferred pensions (%)	2.5	Nil	Nil	1.1	—	2.3	Nil	Nil	1.1	—
Discount rate (%)	2.6	1.7	3.7	1.9	0.6	3.8	2.3	3.8	2.5	0.7
General inflation (%)	3.3	1.8	2.0	2.0	1.0	3.1	1.5	2.3	2.0	0.9
Weighted average duration of liabilities (years)	18.2	14.0	11.2	18.3	13.4	16.9	13.0	11.1	17.9	14.6

FIN-48

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

12 Retirement benefit schemes (continued)

For healthcare inflation in Canada, the assumption is 4.8% (2015: 4.5%). For the remaining pension schemes, typical assumptions are that real salary increases will be from 0% to 5.2% (2015: 0% to 6.5%) per annum and discount rates will be from 0% to 7.7% (2015: 0% to 7.7%) above inflation. Pension increases, where allowed for, are generally assumed to be in line with inflation.

Mortality assumptions are subject to regular review. The principal schemes used the following tables:

UK	91.5% S1NA (year of birth) table with the Continuous Mortality Investigation (2013) model with a 1.75% long- term improvement rate (both years)
Germany	Heubeck tables 2005G (both years)
Canada	CPM-2014 Private Table (both years)
Netherlands	2016: AG Prognosetafel 2016
2015: AG Prognosetafel 2014
Switzerland	2016: LPP/BVG 2015 Generational
2015: LPP 2010 tables

Based on the above, the weighted average life expectancy, in years, for mortality tables used to determine benefit obligations is as follows:

	UK		Germany		Canada		Netherlands		Switzerland
	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female
31 December 2015
Member age 65 (current life expectancy)	23.7	26.3	19.0	23.1	21.2	23.7	20.9	24.8	21.5	24.0
Member age 45 (life expectancy at age 65)	26.4	29.1	21.7	25.6	22.3	24.7	23.4	26.8	23.3	25.7

31 December 2016
Member age 65 (current life expectancy)	23.8	26.4	19.1	23.2	21.3	23.7	20.6	24.7	22.3	24.4
Member age 45 (life expectancy at age 65)	26.5	29.2	21.8	25.7	22.4	24.7	23.1	26.9	24.2	26.3

Valuation of retirement benefit schemes involves judgements about uncertain future events. Sensitivities in respect of the key assumptions used to measure the principal pension schemes as at 31 December 2016 are set out below. These sensitivities show the hypothetical impact of a change in each of the listed assumptions in isolation, with the exception of the sensitivity to inflation which incorporates the impact of certain correlating assumptions such as salary increases. While each of these sensitivities holds all other assumptions constant, in practice such assumptions rarely change in isolation, while asset values also change, and the impacts may offset to some extent.

	1 year increase £m	1 year decrease £m	0.25 percentage point increase £m	0.25 percentage point decrease £m
Average life expectancy—increase/(decrease) of scheme liabilities	228	(227)	—	—
Rate of inflation—increase/(decrease) of scheme liabilities	—	—	213	(199)
Discount rate—(decrease)/increase of scheme liabilities	—	—	(256)	273

FIN-49

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

12 Retirement benefit schemes (continued)

A one percentage point increase in healthcare inflation would increase healthcare scheme liabilities by £14 million, and a one percentage point decrease would decrease liabilities by £12 million. The income statement effect of this change in assumption is not material.

13 Deferred tax

Net deferred tax assets/(liabilities) comprise:

	Stock relief £m	Excess of capital allowances over depreciation £m	Tax losses £m	Undistributed earnings of associates and subsidiaries £m	Retirement benefits £m	Fair value losses/(gains) £m	Other temporary differences £m	Total £m
At 1 January 2015	23	(142)	46	(204)	79	39	(25)	(184)
Differences on exchange	(3)	12	(9)	4	(2)	3	(9)	(4)
Credited/(charged) to the income statement	10	(2)	16	(55)	(6)	(13)	46	(4)
(Charged)/credited to other comprehensive income	—	—	—	—	(23)	14	—	(9)
Subsidiaries acquired (note 24)	—	—	—	—	—	—	(36)	(36)

At 31 December 2015	30	(132)	53	(255)	48	43	(24)	(237)

At 1 January 2016	30	(132)	53	(255)	48	43	(24)	(237)
Differences on exchange	6	(18)	13	(41)	4	11	(14)	(39)
(Charged)/credited to the income statement	(5)	98	23	(96)	1	(22)	(3)	(4)
Credited/(charged) to other comprehensive income	—	—	—	—	64	10	(4)	70
Subsidiaries acquired (note 24)	—	(6)	—	—	—	—	—	(6)

At 31 December 2016	31	(58)	89	(392)	117	42	(45)	(216)

The net deferred tax liabilities are reflected in the Group balance sheet as follows: deferred tax asset of £436 million and deferred tax liability of £652 million (2015: Deferred tax asset of £326 million and Deferred tax liability of £563 million), after offsetting assets and liabilities where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred income taxes relate to the same fiscal authority.

Deferred tax expected to be recovered within 12 months includes deferred tax assets of £119 million (2015: £133 million) and deferred tax liabilities of £372 million (2015: £348 million).

At the balance sheet date, the Group has not recognised a deferred tax asset in respect of unused tax losses of £542 million (2015: £804 million) which have no expiry date and unused tax losses of £761 million (2015: £698 million) which will expire within the next 10 years.

At the balance sheet date, the Group has not recognised a deferred tax asset in respect of deductible temporary differences of £534 million (2015: £737 million), which have no expiry date and £191 million (2015: £173 million), which will expire within the next 10 years.

At the balance sheet date, the Group has unused tax credits of £80 million (2015: £80 million) which have no expiry date. No amount of deferred tax has been recognised in respect of these unused tax credits.

FIN-50

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

13 Deferred tax (continued)

At the balance sheet date, the aggregate amount of undistributed earnings of subsidiaries which would be subject to dividend withholding tax was £0.7 billion (2015: £2 billion). No liability has been recognised in respect of this withholding tax because the Group is in a position to control the timing of these distributions and it is probable that these distributions will not be made in the foreseeable future.

14 Trade and other receivables

	2016 £m	2015 £m
Trade receivables	2,696	2,355
Loans and other receivables	1,619	984
Prepayments and accrued income	168	175

	4,483	3,514

Current	3,884	3,266
Non-current	599	248

	4,483	3,514

Included in loans and other receivables, is £326 million (2015: £55 million) in respect of payments made by a Group subsidiary in relation to the Quebec Class Action, as detailed in note 28. The Group has determined that these payments are recoverable on conclusion of the on-going appeal and the deposit has not been discounted. While there is uncertainty over the timeframe of the appeal process, it is estimated that had discounting been applied the carrying value of the asset would have been reduced by approximately £20 million (2015: £4 million).

Amounts receivable from related parties including associated undertakings are shown in note 27.

Trade and other receivables have been reported in the balance sheet net of allowances as follows:

	2016 £m	2015 £m
Gross trade and other receivables	4,570	3,565
Allowance account	(87)	(51)

Net trade and other receivables per balance sheet	4,483	3,514

The movements in the allowance account are as follows:

	2016 £m	2015 £m
1 January	51	54
Differences on exchange	11	(9)
Provided in the year	26	8
Amounts reversed during the year	(1)	(2)

31 December	87	51

FIN-51

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

14 Trade and other receivables  (continued)

As at 31 December 2016, trade and other receivables of £60 million (2015: £75 million) were past their contractual payment date but not impaired. These relate to a number of external parties where there is no expectation of default. The aged analysis of these trade receivables is as follows:

	2016 £m	2015 £m
Less than three months	39	64
Between three and six months	11	5
Between six months and one year	7	4
Greater than one year	3	2

The Group holds bank guarantees, other guarantees and credit insurance in respect of some of the past due debtor balances.

Trade and other receivables are predominantly denominated in the functional currencies of subsidiary undertakings apart from the following: US dollar: 3.8% (2015: 4.5%), UK sterling: 5.4% (2015: 5.9%), Euro: 2.8% (2015: 1.8%) and other currencies: 3.8% (2015: 5.0%).

There is no material difference between the above amounts for trade and other receivables and their fair value due to the short-term duration of the majority of trade and other receivables as determined using discounted cash flow analysis. There is no concentration of credit risk with respect to trade receivables as the Group has a large number of internationally dispersed customers.

15 Available-for-sale investments

	2016 £m	2015 £m
1 January	72	86
Differences on exchange	10	—
Additions and advances	4	17
Revaluations	—	14
Disposals and repayments	(28)	(45)

31 December	58	72

Current	15	35
Non-current	43	37

	58	72

The classification of these investments under the IFRS 13 fair value hierarchy is given in note 23.

There is no material difference between the maturity profile of investments in the table above and the maturity profile on a gross contractual basis where the values in each year include the investments maturing in that year together with forecast interest receipts on all investments which are due for all or part of that year.

Investments are all denominated in the functional currency of the subsidiary undertaking holding the investments.

FIN-52

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

16 Derivative financial instruments

The fair values of derivatives are determined based on market data (primarily yield curves, implied volatilities and exchange rates) to calculate the present value of all estimated flows associated with each derivative at the balance sheet date. In the absence of sufficient market data, fair values would be based on the quoted market price of similar derivatives. The classification of these derivative assets and liabilities under the IFRS 13 fair value hierarchy is given in note 23.

	2016		2015
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedges
—interest rate swaps	179	14	217	23
—cross-currency swaps	261	—	40	38
Cash flow hedges
—interest rate swaps	2	—	—	—
—cross-currency swaps	106	—	9	—
—forward foreign currency contracts	120	118	77	70
Net investment hedges
—forward foreign currency contracts	23	233	40	75
Held-for-trading*
—interest rate swaps	71	90	52	70
—cross-currency swaps	173	174	4	11
—forward foreign currency contracts	36	39	57	30

Total	971	668	496	317

Current	375	549	209	187
Non-current	596	119	287	130

	971	668	496	317

Derivatives
—in respect of net debt	809	300	373	164
—other	162	368	123	153

	971	668	496	317

*	IFRS requires derivatives which do not meet the tests for hedge accounting under IAS 39 to be classified as instruments held-for-trading with fair value change included in the income statement. These derivatives principally consist of forward foreign currency contracts which have been designated as hedges due to their value changes offsetting with other components of net finance costs relating to financial assets and financial liabilities. The Group do not use derivatives for speculative purposes. All derivatives are undertaken for risk management purposes.

For cash flow hedges, the timing of expected cash flows is as follows: Assets of £228 million (2015: £86 million) of which £99 million (2015: £73 million) is expected within one year, and £106 million (2015: £9 million) beyond 5 years and Liabilities of £118 million (2015: £70 million) of which £105 million (2015: £65 million) is expected within one year.

The Group’s cash flow hedges are principally in respect of sales or purchases of inventory and certain debt instruments. A certain number of forward foreign currency contracts were used to manage the currency profile of external borrowings and are reflected in the currency table in note 20. Interest rate swaps have been used to manage the interest rate profile of external borrowings and are reflected in the re-pricing table in note 20.

FIN-53

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

16 Derivative financial instruments (continued)

The tables below set out the maturities of the Group’s derivative financial instruments on an undiscounted contractual basis, based on spot rates.

The maturity dates of all gross-settled derivative financial instruments are as follows:

	2016				2015
	Assets		Liabilities		Assets		Liabilities
	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m
Within one year
—forward foreign currency contracts	7,168	(6,943)	11,419	(12,024)	5,294	(5,133)	4,358	(4,491)
—cross-currency swaps	391	(534)	499	(354)	9	(21)	359	(362)
Between one and two years
—forward foreign currency contracts	1,152	(1,104)	571	(630)	107	(103)	323	(332)
—cross-currency swaps	37	(36)	—	—	368	(373)	361	(368)
Between two and three years
—forward foreign currency contracts	24	(22)	13	(12)	—	—	28	(28)
—cross-currency swaps	66	(69)	—	—	15	(32)	16	(16)
Between three and four years
—cross-currency swaps	35	(40)	—	—	29	(47)	30	(32)
Between four and five years
—cross-currency swaps	802	(770)	—	—	14	(35)	16	(18)
Beyond five years
—cross-currency swaps	1,429	(1,244)	—	—	1,465	(1,500)	458	(537)

	11,104	(10,762)	12,502	(13,020)	7,301	(7,244)	5,949	(6,184)

The maturity dates of net-settled derivative financial instruments, which primarily relate to interest rate swaps, are as follows:

	2016		2015
	Assets Inflow £m	Liabilities Outflow £m	Assets Inflow £m	Liabilities Outflow £m
Within one year	102	29	82	46
Between one and two years	71	15	62	25
Between two and three years	64	14	49	11
Between three and four years	46	13	37	9
Between four and five years	26	11	20	8
Beyond five years	40	22	28	19

	349	104	278	118

FIN-54

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

17 Inventories

	2016 £m	2015 £m
Raw materials and consumables	2,230	1,635
Finished goods and work in progress	3,312	2,359
Goods purchased for resale	251	253

	5,793	4,247

Inventories pledged as security for liabilities amount to £nil (2015: £8 million). Write-offs taken to other operating expenses in the Group income statement comprise £127 million (2015: £73 million; 2014: £47 million), including amounts relating to restructuring costs.

18 Cash and cash equivalents

	2016 £m	2015 £m
Cash and bank balances	1,628	1,325
Cash equivalents	576	638

	2,204	1,963

The carrying value of cash and cash equivalents approximates their fair value.

Cash and cash equivalents are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	2016 £m	2015 £m
Functional currency	1,748	1,679
US dollar	195	167
Euro	159	50
Other currency	102	67

	2,204	1,963

In the Group cash flow statement, net cash and cash equivalents are shown after deducting bank overdrafts and accrued interest where applicable, as follows:

	2016 £m	2015 £m
Cash and cash equivalents as above	2,204	1,963
Less overdrafts and accrued interest	(553)	(233)

Net cash and cash equivalents	1,651	1,730

Cash and cash equivalents include restricted amounts of £157 million (2015: £169 million), principally due to exchange control regulations in certain countries.

FIN-55

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

19 Capital and reserves—reconciliation of movement in total equity

	Attributable to owners of the parent
Unaudited	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of the parent £m	Non- controlling interests £m	Total equity £m
1 January 2014	507	3,919	(190)	2,398	6,634	301	6,935
Comprehensive income and expense
Profit for the year	—	—	—	3,115	3,115	278	3,393
Differences on exchange
—subsidiaries	—	—	(526)	—	(526)	(13)	(539)
—associates	—	—	113	—	113	—	113
Cash flow hedges
—net fair value gains/(losses)	—	—	75	—	75	(18)	57
—reclassified and reported in profit for the year	—	—	(76)	—	(76)	9	(67)
—reclassified and reported in net assets	—	—	8	—	8	—	8
Available-for-sale investments
—net fair value gains in respect of associates	—	—	15	—	15	—	15
Net investment hedges
—net fair value gains	—	—	2	—	2	—	2
—differences on exchange on borrowings	—	—	60	—	60	—	60
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	—	—	21	—	21	3	24
Retirement benefit schemes
—net actuarial losses in respect of subsidiaries (note 12)	—	—	—	(428)	(428)	—	(428)
—surplus recognition and minimum funding obligations in respect of subsidiaries (note 12)	—	—	—	7	7	—	7
—actuarial losses in respect of associates net of tax (note 5)	—	—	—	(124)	(124)	—	(124)
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	—	—	—	87	87	—	87
Other changes in equity
Employee share options
—value of employee services	—	—	—	66	66	—	66
—proceeds from shares issued	—	4	—	1	5	—	5
Dividends and other appropriations
—ordinary shares (note 8)	—	—	—	(2,712)	(2,712)	—	(2,712)
—to non-controlling interests	—	—	—	—	—	(260)	(260)
Purchase of own shares
—held in employee share ownership trusts	—	—	—	(49)	(49)	—	(49)
—share buy-back prgoramme	—	—	—	(800)	(800)	—	(800)
Non-controlling interests—acquisitions (note 24(d))	—	—	—	(4)	(4)	—	(4)
Non-controlling interests—capital injections (note 24(d))	—	—	—	—	—	4	4
Other movements	—	—	—	21	21	—	21

31 December 2014	507	3,923	(498)	1,578	5,510	304	5,814

FIN-56

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

19 Capital and reserves—reconciliation of movement in total equity (continued)

	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of the parent £m	Non-controlling interests £m	Total equity £m
1 January 2015	507	3,923	(498)	1,578	5,510	304	5,814
Comprehensive income and expense
Profit for the year	—	—	—	4,290	4,290	232	4,522
Differences on exchange
—subsidiaries	—	—	(953)	—	(953)	(53)	(1,006)
—associates	—	—	336	—	336	—	336
Cash flow hedges
—net fair value losses	—	—	(98)	—	(98)	(1)	(99)
—reclassified and reported in profit for the year	—	—	14	—	14	1	15
—reclassified and reported in net assets	—	—	(45)	—	(45)	—	(45)
Available-for-sale investments
—net fair value gains in respect of subsidiaries	—	—	14	—	14	—	14
—reclassified and reported in profit for the year	—	—	(10)	—	(10)	—	(10)
—net fair value gains in respect of associates net of tax	—	—	1	—	1	—	1
Net investment hedges
—net fair value losses	—	—	(118)	—	(118)	—	(118)
—differences on exchange on borrowings	—	—	42	—	42	—	42
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	—	—	21	—	21	—	21
Retirement benefit schemes
—net actuarial gains in respect of subsidiaries (note 12)	—	—	—	283	283	—	283
—actuarial gains in respect of associates net of tax (note 5)	—	—	—	3	3	—	3
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	—	—	—	(23)	(23)	—	(23)
Other changes in equity
Employee share options
—value of employee services	—	—	—	50	50	—	50
—proceeds from shares issued	—	4	—	—	4	—	4
Dividends and other appropriations
—ordinary shares (note 8)	—	—	—	(2,770)	(2,770)	—	(2,770)
—to non-controlling interests	—	—	—	—	—	(238)	(238)
Purchase of own shares
—held in employee share ownership trusts	—	—	—	(46)	(46)	—	(46)
Non-controlling interests—acquisitions (note 24(d))	—	—	—	(1,642)	(1,642)	(107)	(1,749)
Other movements	—	—	—	31	31	—	31

31 December 2015	507	3,927	(1,294)	1,754	4,894	138	5,032

FIN-57

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

19 Capital and reserves—reconciliation of movement in total equity (continued)

	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of the parent £m	Non- controlling interests £m	Total equity £m
1 January 2016	507	3,927	(1,294)	1,754	4,894	138	5,032
Comprehensive income and expense
Profit for the year	—	—	—	4,648	4,648	191	4,839
Differences on exchange
—subsidiaries	—	—	1,218	—	1,218	52	1,270
—associates	—	—	1,425	—	1,425	—	1,425
Cash flow hedges
—net fair value gains	—	—	28	—	28	1	29
—reclassified and reported in profit for the year	—	—	38	—	38	—	38
—reclassified and reported in net assets	—	—	(12)	—	(12)	—	(12)
Available-for-sale investments
—net fair value losses in respect of associates net of tax	—	—	(10)	—	(10)	—	(10)
Net investment hedges
—net fair value losses	—	—	(837)	—	(837)	—	(837)
—differences on exchange on borrowings	—	—	(124)	—	(124)	—	(124)
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	—	—	(19)	—	(19)	—	(19)
Retirement benefit schemes
—net actuarial losses in respect of subsidiaries (note 12)	—	—	—	(231)	(231)	3	(228)
—surplus recognition and minimum funding obligations in respect of subsidiaries (note 12)	—	—	—	—	—	(1)	(1)
—actuarial gains in respect of associates net of tax (note 5)	—	—	—	20	20	—	20
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	—	—	—	36	36	—	36
Other changes in equity
Employee share options
—value of employee services	—	—	—	71	71	—	71
—proceeds from shares issued	—	4	—	—	4	—	4
Dividends and other appropriations
—ordinary shares (note 8)	—	—	—	(2,910)	(2,910)	—	(2,910)
—to non-controlling interests	—	—	—	—	—	(156)	(156)
Purchase of own shares
—held in employee share ownership trusts	—	—	—	(64)	(64)	—	(64)
Non-controlling interests—acquisitions (note 24(d))	—	—	—	4	4	(4)	—
Other movements	—	—	—	3	3	—	3

31 December 2016	507	3,931	413	3,331	8,182	224	8,406

FIN-58

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

19 Capital and reserves—reconciliation of movement in total equity (continued)

(a) Share premium account, capital redemption reserves and merger reserves comprise:

	Share premium account £m	Capital redemption reserves £m	Merger reserves £m	Total £m
1 January 2014 (Unaudited)	70	101	3,748	3,919
31 December 2014 (Unaudited)	74	101	3,748	3,923
31 December 2015	78	101	3,748	3,927
31 December 2016	82	101	3,748	3,931

The share premium account includes the difference between the value of shares issued and their nominal value. The increase of £4 million (2015: £4 million; 2014: £4 million) relates solely to ordinary shares issued under the Company’s share option schemes.

On the purchase of own shares as part of the share buy-back programme for shares which are cancelled, a transfer is made from retained earnings to the capital redemption reserve equivalent to the nominal value of shares purchased. Purchased shares which are not cancelled are classified as treasury shares and presented as a deduction from total equity.

Total equity attributable to owners of the parent is stated after deducting the cost of treasury shares which include £4,845 million (2015: £4,845 million; 2014: £4,845 million) for shares repurchased and not cancelled and £208 million (2015: £204 million; 2014: £228 million) in respect of the cost of own shares held in employee share ownership trusts.

In 1999, shares were issued for the acquisition of the Rothmans International B.V. Group, and the difference between the fair value of shares issued and their nominal value was credited to merger reserves.

During 2014, 23 million shares were bought back at a cost of £795 million, excluding transaction costs of £5 million. The share buy-back programme was suspended from 30 July 2014. As at 31 December 2016, treasury shares include 5,137,602 (2015: 5,356,084) of shares held in trust and 162,645,590 (2015: 162,645,590) of shares repurchased and not cancelled as part of the Company’s share buy-back programme.

FIN-59

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

19 Capital and reserves—reconciliation of movement in total equity (continued)

Other movements in shareholders’ funds principally relate to the release of treasury shares as a result of the exercise of share options.

Called up share capital	Ordinary shares of 25p each Number of shares	£m
Allotted and fully paid
1 January 2014 (Unaudited)	2,026,456,406	506.61
Changes during the year (Unaudited)
—share option schemes (Unaudited)	236,623	0.06

31 December 2014 (Unaudited)	2,026,693,029	506.67

Allotted and fully paid
1 January 2015	2,026,693,029	506.67
Changes during the year
—share option schemes	173,695	0.04

31 December 2015	2,026,866,724	506.71

Allotted and fully paid
1 January 2016	2,026,866,724	506.71
Changes during the year
—share option schemes	152,784	0.04

31 December 2016	2,027,019,508	506.75

(b) Information on the principal components of non-controlling interests is provided in note 29.

FIN-60

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

19 Capital and reserves—reconciliation of movement in total equity (continued)

Movements in other reserves and retained earnings (which are after deducting treasury shares) shown above comprise:

							Retained earnings
Unaudited	Translation reserve £m	Hedging reserve £m	Available- for-sale reserve £m	Revaluation reserve £m	Other £m	Total other reserves £m	Treasury shares £m	Other £m
1 January 2014	(1,015)	44	29	179	573	(190)	(4,325)	6,723
Comprehensive income and expense
Profit for the year	—	—	—	—	—	—	—	3,115
Differences on exchange
—subsidiaries	(526)	—	—	—	—	(526)	—	—
—associates	113	—	—	—	—	113	—	—
Cash flow hedges
—net fair value gains	—	75	—	—	—	75	—	—
—reclassified and reported in profit for the year	—	(76)	—	—	—	(76)	—	—
—reclassified and reported in net assets	—	8	—	—	—	8	—	—
Available-for-sale investments of associates
—net fair value gains in respect of associates	—	—	15	—	—	15	—	—
Net investment hedges
—net fair value gains	2	—	—	—	—	2	—	—
—differences on exchange on borrowings	60	—	—	—	—	60	—	—
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss	(3)	24	—	—	—	21	—	—
Retirement benefit schemes
—net actuarial losses in respect of subsidiaries (note 12)	—	—	—	—	—	—	—	(428)
—surplus recognition and minimum funding obligations in respect of subsidiaries (note 12)	—	—	—	—	—	—	—	7
—actuarial losses in respect of associates net of tax (note 5)	—	—	—	—	—	—	—	(124)
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss	—	—	—	—	—	—	—	87
Other changes in equity
Employee share options
—value of employee services	—	—	—	—	—	—	—	66
—proceeds from shares issued	—	—	—	—	—	—	1	—
Dividends and other appropriations
—ordinary shares	—	—	—	—	—	—	—	(2,712)
Purchase of own shares
—held in employee share ownership trusts	—	—	—	—	—	—	(49)	—
—share buy-back programme	—	—	—	—	—	—	(800)	—
Non-controlling interests—acquisitions (note 29)	—	—	—	—	—	—	—	(4)
Other movements	—	—	—	—	—	—	100	(79)

31 December 2014	(1,369)	75	44	179	573	(498)	(5,073)	6,651

FIN-61

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

19 Capital and reserves—reconciliation of movement in total equity (continued)

							Retained earnings
	Translation reserve £m	Hedging reserve £m	Available- for-sale reserve £m	Revaluation reserve £m	Other £m	Total other reserves £m	Treasury shares £m	Other £m
1 January 2015	(1,369)	75	44	179	573	(498)	(5,073)	6,651
Comprehensive income and expense
Profit for the year	—	—	—	—	—	—	—	4,290
Differences on exchange
—subsidiaries	(953)	—	—	—	—	(953)	—	—
—associates	336	—	—	—	—	336	—	—
Cash flow hedges
—net fair value losses	—	(98)	—	—	—	(98)	—	—
—reclassified and reported in profit for the year	—	14	—	—	—	14	—	—
—reclassified and reported in net assets	—	(45)	—	—	—	(45)	—	—
Available-for-sale investments
—net fair value gains	—	—	15	—	—	15	—	—
—reclassified and reported in profit for the year	—	—	(10)	—	—	(10)	—	—
Net investment hedges
—net fair value losses	(118)	—	—	—	—	(118)	—	—
—differences on exchange on borrowings	42	—	—	—	—	42	—	—
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss	—	21	—	—	—	21	—	—
Retirement benefit schemes
—net actuarial losses in respect of subsidiaries (note 12)	—	—	—	—	—	—	—	283
—actuarial losses in respect of associates net of tax (note 5)	—	—	—	—	—	—	—	3
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss	—	—	—	—	—	—	—	(23)
Other changes in equity
Employee share options
—value of employee services	—	—	—	—	—	—	—	50
Dividends and other appropriations
—ordinary shares (note 8)	—	—	—	—	—	—	—	(2,770)
Purchase of own shares
—held in employee share ownership trusts	—	—	—	—	—	—	(46)	—
Non-controlling interests—acquisitions (note 24(d))	—	—	—	—	—	—	—	(1,642)
Other movements	—	—	—	—	—	—	70	(39)

31 December 2015	(2,062)	(33)	49	179	573	(1,294)	(5,049)	6,803

FIN-62

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

19 Capital and reserves—reconciliation of movement in total equity (continued)

							Retained earnings
	Translation reserve £m	Hedging reserve £m	Available- for-sale reserve £m	Revaluation reserve £m	Other £m	Total other reserves £m	Treasury shares £m	Other £m
1 January 2016	(2,062)	(33)	49	179	573	(1,294)	(5,049)	6,803
Comprehensive income and expense
Profit for the year	—	—	—	—	—	—	—	4,648
Differences on exchange
—subsidiaries	1,218	—	—	—	—	1,218	—	—
—associates	1,425	—	—	—	—	1,425	—	—
Cash flow hedges
—net fair value gains	—	28	—	—	—	28	—	—
—reclassified and reported in profit for the year	—	38	—	—	—	38	—	—
—reclassified and reported in net assets	—	(12)	—	—	—	(12)	—	—
Available-for-sale investments
—net fair value losses in respect of associates net of tax	—	—	(10)	—	—	(10)	—	—
Net investment hedges
—net fair value losses	(837)	—	—	—	—	(837)	—	—
—differences on exchange on borrowings	(124)	—	—	—	—	(124)	—	—
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	(2)	(17)	—	—	—	(19)	—	—
Retirement benefit schemes
—net actuarial losses in respect of subsidiaries (note 12)	—	—	—	—	—	—	—	(231)
—actuarial gains in respect of associates net of tax (note 5)	—	—	—	—	—	—	—	20
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	—	—	—	—	—	—	—	36
Other changes in equity
Employee share options
—value of employee services	—	—	—	—	—	—	—	71
Dividends and other appropriations
—ordinary shares (note 8)	—	—	—	—	—	—	—	(2,910)
Purchase of own shares
—held in employee share ownership trusts	—	—	—	—	—	—	(64)	—
Non-controlling interests—acquisitions (note 24(d))	—	—	—	—	—	—	—	4
Other movements	—	—	—	—	—	—	60	(57)

31 December 2016	(382)	4	39	179	573	413	(5,053)	8,384

The translation reserve is as explained in the accounting policy on foreign currencies in note 1. The hedging reserve and the available-for-sale reserve are as explained in the accounting policy on financial instruments in note 1. The revaluation reserve relates to the acquisition of the cigarette and snus business of ST in 2008.

Of the amounts released from the hedging reserve during the year, losses of £142 million (2015: £50 million loss; 2014: £21 million gain) and £2 million (2015: £22 million gain; 2014: £27 million gain) were reported within revenue and raw materials and consumables respectively, together with a loss of £6 million (2015: £8 million loss; 2014: £13 million loss) reported in other operating expenses, a gain of £9 million (2015: £nil; 2014: £nil) reported in other operating income and a gain of £93 million (2015: £18 million gain; 2014: £31 million gain) reported within net finance costs.

FIN-63

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

19 Capital and reserves—reconciliation of movement in total equity (continued)

Other reserves comprise:

(a) £483 million which arose in 1998 from merger accounting in a Scheme of Arrangement and Reconstruction whereby British American Tobacco p.l.c. acquired the entire share capital of B.A.T Industries p.l.c. and the share capital of that company’s principal financial services subsidiaries was distributed, so effectively demerging them; and

(b) In the Rothmans transaction, convertible redeemable preference shares were issued as part of the consideration. The discount on these shares was amortised by crediting other reserves and charging retained earnings. The £90 million balance in other reserves comprises the accumulated balance in respect of the preference shares converted during 2004.

The tax attributable to components of other comprehensive income is as follows:

	2016 £m	2015 £m	Unaudited 2014 £m
Translation reserve
Net investment hedges
—net fair value losses	(2)	—	(3)

	(2)	—	(3)

Hedging reserve
Cash flow hedges
—net fair value (losses)/gains	(11)	38	(3)
—reclassified and reported in profit for the year	(6)	(17)	27

	(17)	21	24

Retained earnings
—actuarial gains/(losses) in respect of subsidiaries	36	(23)	89
—surplus recognition and minimum funding obligations in respect of subsidiaries	—	—	(2)

	36	(23)	87

Owners of the parent	17	(2)	108
Non-controlling interests	—	—	3

Total tax recognised in other comprehensive income for the year (note 6(f))	17	(2)	111

FIN-64

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

20 Borrowings

	Currency	Maturity dates	Interest rates	2016 £m	2015 £m
Eurobonds	Euro	2017 to 2045	0.4% to 5.4%	7,704	6,603
	Euro	2018	3m EURIBOR +50bps	341	294
	UK sterling	2019 to 2055	1.8% to 7.3%	4,241	3,413
	US dollar	2019	1.6%	527	203
	Swiss franc	2016	CHF 3m LIBOR + 16bps	—	238
	Swiss franc	2021 to 2026	0.7% to 1.4%	526	446
Bonds issued pursuant to Rule 144A and RegS under the US Securities Act (as amended)	US dollar	2017 to 2025	1.9% to 9.5%	4,472	4,208
	US dollar	2018	USD 3m LIBOR + 51bps	405	339

Bonds and notes				18,216	15,744
Commercial paper				254	505
Other loans				110	236
Bank loans				336	258
Bank overdrafts				553	232
Finance leases				26	26

				19,495	17,001

The interest on the commercial paper referred to in the table above is based on USD LIBOR plus a margin ranging between 22 and 77 basis points and EURIBOR plus a margin ranging between 20 and 29 basis points (2015: USD LIBOR plus a margin ranging between 25 and 43 basis points).

Current borrowings per the balance sheet include interest payable of £229 million at 31 December 2016 (2015: £210 million). Included within borrowings are £7,157 million (2015: £7,394 million) of borrowings subject to fair value hedges where their amortised cost has been increased by £295 million (2015: £201 million) in the table above.

The fair value of borrowings is estimated to be £20,592 million (2015: £20,448 million). £19,126 million (2015: £19,059 million) has been calculated using quoted market prices and is within level 1 of the fair value hierarchy. £1,466 million (2015: £1,389 million) has been calculated based on discounted cash flow analysis and is within level 2 of the fair value hierarchy.

The amounts secured on Group assets as at 31 December 2016 is £26 million (2015: £34 million), including finance leases of £26 million (2015: £26 million) and amounts secured on certain inventory of the Group (see note 17).

FIN-65

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

20 Borrowings (continued)

Borrowings are repayable as follows:

	Per balance sheet		Contractual gross maturities
	2016 £m	2015 £m	2016 £m	2015 £m
Within one year	3,007	2,195	3,587	2,451
Between one and two years	1,391	1,337	1,870	1,905
Between two and three years	1,756	1,619	2,220	2,110
Between three and four years	1,577	1,141	1,961	1,519
Between four and five years	1,925	1,325	2,292	1,665
Beyond five years	9,839	9,384	12,560	11,902

	19,495	17,001	24,490	21,552

The contractual gross maturities in each year include the borrowings maturing in that year together with forecast interest payments on all borrowings which are outstanding for all or part of that year.

Borrowings are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	Functional currency £m	US dollar £m	UK sterling £m	Euro £m	Canadian dollar £m	Other currencies £m	Total £m
31 December 2016
Total borrowings	5,088	5,524	—	8,066	—	817	19,495
Effect of derivative financial instruments
—cross-currency swaps	1,866	18	—	(1,895)	—	(255)	(266)
—forward foreign currency contracts	(770)	524	—	(547)	220	497	(76)

	6,184	6,066	—	5,624	220	1,059	19,153

31 December 2015
Total borrowings	5,858	4,872	330	4,974	—	967	17,001
Effect of derivative financial instruments
—cross-currency swaps	2,215	15	(325)	(1,637)	—	(217)	51
—forward foreign currency contracts	(401)	541	—	(481)	178	161	(2)

	7,672	5,428	5	2,856	178	911	17,050

FIN-66

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

20 Borrowings (continued)

The exposure to interest rate changes when borrowings are re-priced is as follows:

	Within 1 year £m	Between 1-2 years £m	Between 2-3 years £m	Between 3-4 years £m	Between 4-5 years £m	Beyond 5 years £m	Total £m
31 December 2016 Total borrowings	3,753	624	1,756	1,576	1,925	9,861	19,495
Effect of derivative financial instruments
—interest rate swaps	2,241	(202)	(250)	(1,119)	(755)	85	—
—cross-currency swaps	1,884	—	—	(17)	—	(2,133)	(266)

	7,878	422	1,506	440	1,170	7,813	19,229

31 December 2015
Total borrowings	2,988	1,337	986	1,140	1,324	9,226	17,001
Effect of derivative financial instruments
—interest rate swaps	4,196	35	(509)	(250)	(1,940)	(1,532)	—
—cross-currency swaps	1,333	—	—	(15)	—	(1,267)	51

	8,517	1,372	477	875	(616)	6,427	17,052

Finance lease liabilities per the balance sheet and on a contractual gross maturity basis are payable as follows:

Finance lease liabilities per the balance sheet and on a contractual gross maturity basis with £10 million (2015: £7 million) repayable within one year, £16 million (2015: £18 million) repayable between one and five years, and £nil (2015: £1 million) repayable beyond five years. There is no material difference between the repayable principal and the total gross cash flows shown above.

The Group’s undrawn committed borrowing facilities (see note 23) total £3,212 million (2015: £3,260 million) with £3,000 million (2015: £3,000 million) expiring between four and five years.

The Group defines net debt as follows:

	2016 £m	2015 £m
Total borrowings	19,495	17,001
Derivatives in respect of net debt:
—assets (note 16)	(809)	(373)
—liabilities (note 16)	300	164
Cash and cash equivalents (note 18)	(2,204)	(1,963)
Current available-for-sale investments (note 15)	(15)	(35)

	16,767	14,794

FIN-67

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

21 Provisions for liabilities and charges

	Restructuring of existing businesses £m	Employee related benefits £m	Fox River £m	Other provisions £m	Total £m
1 January 2015	104	40	177	167	488
Differences on exchange	(6)	(3)	—	(22)	(31)
Subsidiaries acquired	30	1	—	1	32
Provided in respect of the year	15	9	—	167	191
Utilised during the year	(54)	(9)	(17)	(31)	(111)

31 December 2015	89	38	160	282	569

Analysed on the balance sheet as
—current	54	17	22	180	273
—non-current	35	21	138	102	296

	89	38	160	282	569

1 January 2016	89	38	160	282	569
Differences on exchange	15	8	—	46	69
Provided in respect of the year	120	14	20	150	304
Utilised during the year	(34)	(20)	(17)	(78)	(149)

31 December 2016	190	40	163	400	793

Analysed on the balance sheet as
—current	86	27	19	275	407
—non-current	104	13	144	125	386

	190	40	163	400	793

The restructuring provisions relate to the restructuring and integration costs incurred and reported as adjusting items in the income statement. The principal restructuring activities in 2016 and 2015 are as described in note 3(d). While some elements of the non-current provisions of £104 million will unwind over several years, as termination payments are made over extended periods in some countries, it is estimated that approximately 65% will unwind within five years.

Employee related benefits mainly relate to employee benefits other than post-employment benefits. The principal components of these provisions are gratuity and termination awards, and ‘jubilee’ payments due after a certain service period. It is estimated that approximately 17% of the non-current provisions of £13 million will unwind within five years.

A provision of £274 million was made in 2011 for a potential claim under a 1998 settlement agreement entered into by a Group subsidiary in respect of the clean-up of sediment in the Fox River. On 30 September 2014, the Group, NCR, Appvion and Windward Prospects entered into the Funding Agreement. The details of this agreement are explained in note 28. This agreement led to payments of £6 million in 2016 (2015: £9 million; 2014: £56 million). In addition, the Group incurred legal costs of £11 million (2015: £8 million; 2014: £7 million) which were also charged against the provision. In light of the conclusion of the Funding Agreement, the sums that the Group agreed to pay thereunder, as well as the available information in relation to the extent of the clean-up related costs, the Group reviewed the Fox River provision and increased the provision by £20 million in 2016 owing to the significant devaluation of the GBP against the USD. It is expected that the non-current provision will unwind within five years.

FIN-68

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

21 Provisions for liabilities and charges (continued)

On 10 February 2017, a decision was delivered on the further hearing related to a payment of dividends by Windward to Sequana in May 2009. Further details are provided in note 28.

Other provisions comprise balances set up in the ordinary course of general business that cannot be classified within the other categories, such as sales returns, onerous contracts, together with amounts in respect of supplier, excise and other disputes. The nature of the amounts provided in respect of disputes is such that the extent and timing of cash flows is difficult to estimate and the ultimate liability may vary from the amounts provided.

Amounts provided above are shown net of reversals of unused provisions which include reversals of £41 million (2015: £18 million) for restructuring of existing businesses, £2 million (2015: £nil) for employee benefits and £61 million (2015: £6 million) for other provisions.

22 Trade and other payables

	2016 £m	2015 £m
Trade payables	1,281	1,056
Duty, excise and other taxes	4,573	3,481
Accrued charges and deferred income	1,140	931
FII GLO deferred income (note 6(b))	963	963
Social security and other taxation	21	15
Sundry payables	397	520

	8,375	6,966

Current	7,335	5,937
Non-current	1,040	1,029

	8,375	6,966

Accrued charges and deferred income include £19 million of deferred income (2015: £14 million) and £8 million (2015: £10 million) in respect of interest payable. FII GLO deferred income of £963 million relates to receipts in 2015, in respect of the Franked Investment Income Government Litigation Order (see note 6(b)). Amounts payable to related parties including associated undertakings are shown in note 27.

There is no material difference between the above amounts for trade and other payables and their fair value due to the short-term duration of the majority of trade and other payables, as determined using discounted cash flow analysis.

Trade and other payables are predominantly denominated in the functional currencies of subsidiary undertakings with less than 5% in other currencies (2015: less than 7%).

23 Financial instruments and risk management

Management of financial risks

One of the principal responsibilities of Treasury is to manage the financial risks arising from the Group’s underlying operations. Specifically Treasury manages, within an overall policy framework set by the Group’s Main Board and Corporate Finance Committee (CFC), the Group’s exposure to funding and liquidity, interest rate, foreign exchange and counterparty risks. The Group’s treasury position is monitored by the CFC which meets regularly throughout the year and is chaired by the Group Finance Director. The approach is one of risk reduction within an overall framework of delivering total shareholder return.

FIN-69

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

23 Financial instruments and risk management (continued)

The Group defines capital as net debt (see note 20) and equity (see note 19). The only externally imposed capital requirement for the Group is interest cover as described under interest rate risk below. The Group assesses its financial capacity by reference to cash flow, net debt and interest cover. Group policies include a set of financing principles and key performance indicators including the monitoring of credit ratings, interest cover and liquidity. These provide a framework within which the Group’s capital base is managed and, in particular, the policies on dividends (as a percentage of long-term sustainable earnings) and share buy-back are decided. The key objective of the financing principles is to appropriately balance the interests of equity and debt holders in driving an efficient financing mix for the Group. The Group’s average cost of debt in 2016 is 3.1% (2015: 3.1%).

The Group manages its financial risks in line with the classification of its financial assets and liabilities in the Group’s balance sheet and related notes. The Group’s management of specific risks is dealt with as follows:

Liquidity risk

It is the policy of the Group to maximise financial flexibility and minimise refinancing risk by issuing debt with a range of maturities, generally matching the projected cash flows of the Group and obtaining this financing from a wide range of providers. The Group has a target average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2016, the average centrally managed debt maturity was 8.2 years (2015: 7.9 years) and the highest proportion of centrally managed debt maturing in a single rolling year was 18.1% (2015: 15.0%).

It is Group policy that short-term sources of funds (including drawings under both the Group $3 billion US commercial paper programme, and the Group £1 billion euro commercial paper (ECP) programme) are backed by undrawn committed lines of credit and cash. Commercial paper is issued by B.A.T. International Finance p.l.c. and guaranteed by British American Tobacco p.l.c. At 31 December 2016, commercial paper of £254 million was outstanding (2015: £505 million).

The Group utilises cash pooling and zero balancing bank account structures in addition to intercompany loans and borrowings to mobilise cash efficiently within the Group. The key objectives of Treasury in respect of cash and cash equivalents are to protect their principal value, to concentrate cash at the centre to minimise the required long-term debt issuance and to optimise the yield earned. The amount of debt issued by the Group is determined by forecasting the net debt requirement after the mobilisation of cash.

The Group continues to target a solid investment-grade credit rating. In October 2016, following the proposed offer to acquire the remaining 57.8% of Reynolds American Inc. not already own by the Group, Moody’s placed the rating (A3) under review for downgrade. S&P also placed the credit rating (A-) on Credit Watch with negative implications. Following announcement of the agreement in January 2017, Moody’s and S&P revised the Group’s rating to Baa2 and BBB+ with stable outlook respectively. The Group intends to follow disciplined deleveraging post completion of the transaction and is seeking to recover to Baa1/BBB+ in the medium term. The Group is confident of its continued ability to successfully access the debt capital markets.

As part of its short-term cash management, the Group invests in a range of cash and cash equivalents, including money market funds, which are regarded as highly liquid and are not exposed to significant changes in fair value. These are kept under continuous review as described in the credit risk section below. At 31 December 2016, cash and cash equivalents include £193 million invested in money market funds (2015: £334 million).

FIN-70

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

23 Financial instruments and risk management (continued)

Subsidiary companies are funded by share capital and retained earnings, loans from the central finance companies on commercial terms, or through local borrowings by the subsidiaries in appropriate currencies. All contractual borrowing covenants have been met and none of them is expected to inhibit the Group’s operations or funding plans.

Currency risk

The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries and associates into its reporting currency, sterling. The Group’s primary balance sheet translation exposures are to the US dollar, Canadian dollar, euro, Danish krone, Swiss franc, South African rand, Russian rouble, Brazilian real, Australian dollar, Malaysian ringgit, Singaporean dollar and Indian Rupees. These exposures are kept under continuous review. The Group’s policy on borrowings is to broadly match the currency of these borrowings with the currency of cash flows arising from the Group’s underlying operations. Within this overall policy, the Group aims to minimise all balance sheet translation exposure where it is practicable and cost-effective to do so through matching currency assets with currency borrowings. The main objective of these policies is to protect shareholder value by increasing certainty and minimising volatility in earnings per share. At 31 December 2016, the currency profile of the Group’s gross debt, after taking into account derivative contracts, was 31% (2015: 32%) US dollar, 29% (2015: 30%) euro, 1% (2015: 1%) Canadian dollar, 28% (2015: 30%) sterling, and 11% (2015: 7%) other currencies.

The Group faces currency exposures arising from the translation of profits earned in foreign currency subsidiaries and associates and joint arrangements; these exposures are not normally hedged. Exposures also arise from:

(i) foreign currency denominated trading transactions undertaken by subsidiaries. These exposures comprise committed and highly probable forecast sales and purchases, which are offset wherever possible. The remaining exposures are hedged within the Treasury policies and procedures with forward foreign exchange contracts and options, which are designated as hedges of the foreign exchange risk of the identified future transactions; and

(ii) forecast dividend flows from subsidiaries to the centre. To ensure cash flow certainty, the Group enters into forward foreign exchange contracts which are designated as net investment hedges of the foreign exchange risk arising from the investments in these subsidiaries.

IFRS 7 requires a sensitivity analysis that shows the impact on the income statement and on items recognised directly in other comprehensive income of hypothetical changes of exchange rates in respect of non-functional currency financial assets and liabilities held across the Group. All other variables are held constant although, in practice, market rates rarely change in isolation. Financial assets and liabilities held in the functional currency of the Group’s subsidiaries, as well as non-financial assets and liabilities and translation risk, are not included in the analysis. The Group considers a 10% strengthening or weakening of the functional currency against the non-functional currency of its subsidiaries as a reasonably possible change. The impact is calculated with reference to the financial asset or liability held as at the year end, unless this is unrepresentative of the position during the year.

A 10% strengthening of functional currencies against non-functional currencies would result in pre-tax profit being £2 million higher (2015: £3 million lower; 2014: £2 million higher) and items recognised directly in other comprehensive income being £413 million higher (2015: £326 million higher; 2014: £49 million higher). A 10% weakening of functional currencies against non-functional currencies would result in pre-tax profit being £4 million lower (2015: £2 million higher; 2014: £3 million lower) and items recognised directly in other comprehensive income being £505 million lower (2015: £398 million lower; 2014: £59 million lower).

FIN-71

British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

23 Financial instruments and risk management (continued)

The exchange sensitivities on items recognised directly in other comprehensive income relate to hedging of certain net asset currency positions in the Group as well as on cash flow hedges in respect of future transactions, but does not include sensitivities in respect of exchange on non-financial assets or liabilities.

Interest rate risk

The objectives of the Group’s interest rate risk management policy are to lessen the impact of adverse interest rate movements on the earnings, cash flow and economic value of the Group and to safeguard against any possible breach of its financial covenants. Additional objectives are to minimise the cost of hedging and the associated counterparty risk.

The Group targets an interest cover ratio, as calculated under its key central banking facilities, of greater than 5 and for 2016 it is 12.2 times (2015: 11.6 times; 2014: 12.0 times). The only externally imposed capital requirement the Group has is in respect of its centrally managed banking facilities, which require a gross interest cover of at least 4.5 times.

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on both a gross and net basis (at least 50% fixed on a net basis in the short to the medium-term) as a result of regular reviews of market conditions and strategy by the Corporate Finance Committee and the board of the main central finance company. At 31 December 2016, the relevant ratios of floating to fixed rate borrowings were 26:74 (2015: 44:56) on a gross basis and 15:85 (2015: 33:67) on a net basis. Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses derivatives, primarily interest rate swaps, to vary the fixed and floating mix. The interest rate profile of liquid assets is taken into account in determining the net interest rate exposure.

IFRS 7 requires a sensitivity analysis that shows the impact on the income statement and on items recognised directly in other comprehensive income of hypothetical changes of interest rates in respect of financial assets and liabilities of the Group. All other variables are held constant although, in practice, market rates rarely change in isolation. For the purposes of this sensitivity analysis, financial assets and liabilities with fixed interest rates are not included. The Group considers a 100 basis point change in interest rates a reasonably possible change except where rates are less than 100 basis points. In these instances it is assumed that the interest rates increase by 100 basis points and decrease to zero for the purpose of performing the sensitivity analysis. The impact is calculated with reference to the financial asset or liability held as at the year end, unless this is unrepresentative of the position during the year.

A 100 basis point increase in interest rates would result in pre-tax profit being £37 million lower (2015: £65 million lower; 2014: £35 million lower). A 100 basis point decrease in interest rates, or less where applicable, would result in pre-tax profit being £16 million higher (2015: £40 million higher; 2014: £20 million higher). The effect of these interest rate changes on items recognised directly in other comprehensive income is not material in either year.

Credit risk

The Group has no significant concentrations of customer credit risk. Subsidiaries have policies in place requiring appropriate credit checks on potential customers before sales commence. The process for monitoring and managing credit risk once sales to customers have been made varies depending on local practice in the countries concerned.

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Notes to the Consolidated Financial Statements

23 Financial instruments and risk management (continued)

Certain territories have bank guarantees, other guarantees and credit insurance provided in the Group’s favour in respect of Group trade receivables, the issuance and terms of which are dependent on local practices in the countries concerned. All derivatives are subject to ISDA agreements or equivalent documentation.

Cash deposits and other financial instruments give rise to credit risk on the amounts due from the related counterparties. Generally the Group aims to transact with counterparties with strong investment grade credit ratings. However, the Group recognises that due to the need to operate over a large geographic footprint, this will not always be possible. Counterparty credit risk is managed on a global basis by limiting the aggregate amount and duration of exposure to any one counterparty, taking into account its credit rating. The credit ratings of all counterparties are reviewed regularly.

The Group ensures that it has sufficient counterparty credit capacity of requisite quality to undertake all anticipated transactions throughout its geographic footprint, while at the same time ensuring that there is no geographic concentration in the location of counterparties.

With the following exceptions, the maximum exposure to the credit risk of financial assets at the balance sheet date is reflected by the carrying values included in the Group’s balance sheet. In 2014, the Group entered into a guarantee arrangement in respect of the borrowings of the non-controlling interest in relation to the capital injection made to the Group’s Algerian business. The maximum exposure under the arrangement would be £4 million (2015: £3 million). In addition, the Group has entered into short term risk participation agreements in relation to certain leaf supply arrangements and the maximum exposure under these would be £105 million (2015: £105 million).

Price risk

The Group is exposed to equity price risk on equity investments held by the Group, which are included in available-for-sale investments on the consolidated balance sheet, but the quantum of such is not material.

Hedge accounting

In order to qualify for hedge accounting, the Group is required to document prospectively the relationship between the item being hedged and the hedging instrument. The Group is also required to demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is repeated periodically to ensure that the hedge has remained, and is expected to remain highly effective.

Fair value estimation

The fair values of financial assets and liabilities with maturities of less than one year, other than derivatives, are assumed to approximate their book values. For other financial instruments which are measured at fair value in the balance sheet, the basis for fair values is described below.

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Notes to the Consolidated Financial Statements

23 Financial instruments and risk management (continued)

Fair value hierarchy

The following table presents the Group’s financial assets and liabilities that are measured at fair value in accordance with the IFRS 13 classification hierarchy:

	2016				2015
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets at fair value
Available-for-sale investments (note 15)	15	—	43	58	35	—	37	72
Derivatives relating to					—	—	—
—interest rate swaps (note 16)	—	252	—	252	—	269	—	269
—cross-currency swaps (note 16)	—	540	—	540	—	53	—	53
—forward foreign currency contracts (note 16)	—	179	—	179	—	174	—	174

Assets at fair value	15	971	43	1,029	35	496	37	568

Liabilities at fair value
Derivatives relating to
—interest rate swaps (note 16)	—	104	—	104	—	93	—	93
—cross-currency swaps (note 16)	—	174	—	174	—	49	—	49
—forward foreign currency contracts (note 16)	—	390	—	390	—	175	—	175

Liabilities at fair value	—	668	—	668	—	317	—	317

Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group’s level 2 financial instruments include OTC derivatives.

Netting arrangements of derivative financial instruments

The gross fair value of derivative financial instruments as presented in the Group balance sheet, together with the Group’s rights of offset associated with recognised financial assets and recognised financial liabilities subject to enforceable master netting arrangements and similar agreements, is summarised as follows:

	2016			2015
	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m
Financial Assets
- Derivative Financial Instruments (note 16)	971	(502)	469	496	(272)	224
Financial Liabilities
- Derivative Financial Instruments (note 16)	(668)	502	(166)	(317)	272	(45)

	303	—	303	179	—	179

*	No financial instruments have been offset in the Group balance sheet.

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British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

23 Financial instruments and risk management (continued)

The Group is subject to master netting arrangements in force with financial counterparties with whom the Group trades derivatives.

The master netting arrangements determine the proceedings should either party default on their obligations. In case of any event of default: the non-defaulting party will calculate the sum of the replacement cost of outstanding transactions and amounts owed to it by the defaulting party. If that sum exceeds the amounts owed to the defaulting party, the defaulting party will pay the balance to the non-defaulting party. If the sum is less than the amounts owed to the defaulting party, the non-defaulting party will pay the balance to the defaulting party.

24 Business combinations, disposals and other changes in the Group

(a) Ten Motives

On 20 April 2016, the Group completed the acquisition of 100% of Ten Motives Limited and 10 Motives Limited, comprising a UK based e-cigarette business with particular strength in traditional grocery and convenience channels. The fair value of consideration payable was £56 million, of which £6 million is contingent on post-acquisition targets being met. The fair values and book values of net assets acquired were not materially different except for the recognition of trademarks and similar intangibles of £33 million. Provisional goodwill of £21 million arising on this transaction represents a strategic premium to increase the Group’s share of the UK non-tobacco market.

(b) TDR d.o.o. (“TDR”)

On 30 May 2015, the Group signed an agreement to acquire TDR and other tobacco and retail assets from Adris Grupa d.d. for a total enterprise value of €550 million. TDR is the leading independent cigarette manufacturer in Central Europe with a market leading position in Croatia and a position of scale in Bosnia and Serbia which will provide the Group with the opportunity to significantly grow its business in the region. The transaction was completed on 30 September 2015. Part of the consideration is contingent upon certain targets being met post-acquisition, and £5 million of this was paid in January 2017. Part of the transaction was still subject to final agreement of adjustments for certain liabilities. This occurred in 2016 with an adjustment of £12 million to net assets acquired and a corresponding reduction to goodwill.

(c) Other acquisitions

On 22 September 2015, the Group announced the agreement to acquire 100% of the CHIC Group from private shareholders and the transaction concluded on 30 December 2015. The fair value of the consideration payable was £82 million, of which £30 million is contingent on achievement of certain post-acquisition targets. £6 million of this was paid during 2016. The fair value and book values of net assets acquired were not materially different except for the recognition of trademarks and similar intangibles of £45 million and the recognition of a deferred tax liability of £8 million. Goodwill of £40 million arising on this transaction represents a strategic premium to enter the non-tobacco market.

In addition, on 17 November 2015, the Group acquired 100% of Blue Nile Cigarette Company Limited from a private shareholder. The fair value of the consideration payable was £45 million of which £8 million is contingent on achievement of certain post-acquisition targets. The fair value and book values of net assets acquired were not materially different except for the recognition of trademarks and similar intangibles of £34 million. Goodwill of £7 million arising on this transaction represents a strategic premium to enter this market and acquire a manufacturing base in Sudan.

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British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

24 Business combinations, disposals and other changes in the Group (continued)

(d) Non-controlling interests

Souza Cruz S.A.

On 16 October 2015, the Group announced that it had concluded the auction related to its public tender offer in Brazil to acquire up to all of the 24.7% of Souza Cruz shares not currently owned by the Group and to delist the company. As at 31 December 2015 the Group owned 99.1% of Souza Cruz. The cost of acquiring these shares up to end of December 2015 was £1,660 million. The compulsory acquisition of the remaining minority shares was approved on 5 February 2016, with Souza Cruz becoming a wholly-owned subsidiary as at that date. The cost of acquiring the remaining shares was £70 million.

BAT Chile Operaciones, S.A.

During 2015, the Group acquired a further 0.2% interest in BAT Chile Operaciones, S.A. at a cost of £1 million. This increased the Group’s shareholding to 99%. This transaction is shown as a £1 million reduction to reserves attributable to the owners of the parent in note 19.

BAT Central America S.A.

During 2015, the Group acquired a further 9% interest in BAT Central America S.A. at a cost of £16 million. This increased the Group’s shareholding to approximately 88%. This transaction is shown as a £14 million reduction to reserves attributable to the owners of the parent and a £2 million reduction in reserves attributable to non-controlling interests in note 19.

(e) Associates and joint ventures

Reynolds American Inc. (“RAI”)

As explained in note 11, on 12 June 2015 the Group invested $4.7 billion (£3.0 billion) of cash into RAI to maintain its 42% equity position in the enlarged business.

25 Share-based payments

The Group operates a number of share-based payment arrangements of which the two principal ones are:

Long-Term Incentive Plan (LTIP)

Nil-cost options exercisable after three years from date of grant with a contractual life of ten years. Payout is subject to performance conditions based on earnings per share (40% of grant (2015: 50%; 2014: 50%)), operating cash flow (20% of grant (2015: 0%; 2014: 0%)), total shareholder return (20% of grant (2015: 25%; 2014: 25%)) and net turnover (20% of grant (2015: 25%; 2014: 25%)). Total shareholder return combines the share price and dividend performance of the Company by reference to one comparator group. Participants are not entitled to dividends prior to the exercise of the options. A cash equivalent dividend accrues through the vesting period and is paid on vesting. Both equity and cash-settled LTIPs were granted in May of 2016 (2015: March).

Deferred Share Bonus Scheme (DSBS)

Free ordinary shares released three years from date of grant and may be subject to forfeit if a participant leaves employment before the end of the three year holding period. Participants receive a separate payment equivalent to a proportion of the dividend payment during the holding period. Both equity and cash-settled deferred shares are granted in March each year.

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British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

25 Share-based payments (continued)

The Group also has a number of other arrangements which are not material for the Group and these are as follows:

Sharesave Scheme (SAYE)

Options granted in March each year from 2011 onwards (previously November until 2009 and no options were granted during 2010) by invitation at a 20% discount to the market price. Options to this equity-settled scheme are exercisable at the end of a three year or five year savings contract. Participants are not entitled to dividends prior to the exercise of the options. The maximum amount that can be saved by a participant in this way is £6,000 in any tax year.

Share Reward Scheme (SRS) and International Share Reward Scheme (ISRS)

Free shares granted in April each year (maximum £3,600 in any year (2015: £3,000; 2014: £3,000)) under the equity-settled scheme are subject to a three year holding period. Participants receive dividends during the holding period which are reinvested to buy further shares.

Partnership Share Scheme

Open to all eligible employees, where employees can allocate part of their pre-tax salary to purchase shares in British American Tobacco p.l.c. The maximum amount that can be allocated in this way to any individual is £1,800 in any tax year. The shares purchased are held in a UK-based trust and are normally capable of transfer to participants tax free after a five year holding period.

Share-based payment expense

The amounts recognised in the income statement in respect of share-based payments were as follows:

	2016		2015		Unaudited 2014
	Equity-settled £m	Cash-settled £m	Equity-settled £m	Cash-settled £m	Equity-settled £m	Cash-settled £m
LTIP (note (a))	25	6	1	3	6	1
DSBS (note (b))	40	7	44	7	54	7
Other schemes	6	—	5	—	6	—

Total recognised in the income statement (note 3(a))	71	13	50	10	66	8

Share-based payment liability

The Group issues to certain employees cash-settled share-based payments that require the Group to pay the intrinsic value of these share-based payments to the employee at the date of exercise. The Group has recorded liabilities in respect of vested and unvested grants at the end of 2016 and 2015:

	2016		2015
	Vested £m	Unvested £m	Vested £m	Unvested £m
LTIP	1.1	8.9	1.3	3.5
DSBS	0.3	11.3	0.1	10.4

Total liability	1.4	20.2	1.4	13.9

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British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

25 Share-based payments (continued)

(a) Long-Term incentive Plan

Details of the movements for the equity and cash-settled LTIP scheme during the years ended 31 December 2016 and 31 December 2015 were as follows:

	2016		2015
	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands
Outstanding at start of year	5,225	414	5,198	485
Granted during the period	1,772	139	2,141	160
Exercised during the period	(262)	(77)	(255)	(92)
Forfeited during the period	(1,398)	(69)	(1,859)	(139)

Outstanding at end of year	5,337	407	5,225	414

Exercisable at end of year	148	23	189	34

The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the period was £45.80 (2015: £35.39; 2014: £34.40) for equity-settled and £47.00 (2015: £35.52; 2014: £34.57) for cash-settled options.

The outstanding shares for the year ended 31 December 2016 had a weighted average remaining contractual life of 8.2 years (2015: 8.2 years; 2014: 8.4 years) for the equity-settled scheme and 7.9 years (2015: 7.9 years; 2014: 8.0 years) for the cash-settled share-based payment arrangements.

(b) Deferred Share Bonus Scheme

Details of the movements for the equity and cash-settled DSBS scheme during the years ended 31 December 2016 and 31 December 2015 were as follows:

	2016		2015
	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands
Outstanding at start of year	3,395	451	4,262	555
Granted during the period	1,316	148	1,072	172
Exercised during the period	(1,395)	(161)	(1,874)	(260)
Forfeited during the period	(91)	(15)	(65)	(16)

Outstanding at end of year	3,225	423	3,395	451

Exercisable at end of year	35	4	22	1

The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the financial year was £42.26 (2015: £35.05; 2014: £33.70) for equity-settled and £41.97 (2015: £34.42; 2014: £33.43) for cash-settled options.

The outstanding shares for the year ended 31 December 2016 had a weighted average remaining contractual life of 1.3 years (2015: 1.2 years; 2014: 1.1 years) for the equity-settled scheme and 1.2 years (2015: 1.3 years; 2014: 1.0 year) for the cash-settled scheme.

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British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

25 Share-based payments (continued)

Valuation assumptions

Assumptions used in the Black-Scholes models to determine the fair value of share options at grant date were as follows:

	2016		2015
	LTIP	DSBS	LTIP	DSBS
Expected volatility (%)	18	17	17	17
Average expected term to exercise (years)	3.5	3.0	3.5	3.0
Risk-free rate (%)	0.6	0.6	0.8	0.7
Expected dividend yield (%)	3.6	3.7	4.0	4.0
Share price at date of grant (£)	42.34	40.08	36.25	36.25
Fair value at grant date (£)	26.53	35.82	14.29	32.15

Market condition features were incorporated into the Monte-Carlo models for the total shareholder return elements of the LTIP, in determining fair value at grant date. Assumptions used in these models were as follows:

	2016	2015
	LTIP	LTIP
Average share price volatility FMCG comparator group (%)	19	19
Average correlation FMCG comparator group (%)	36	33

Fair values determined from the Black-Scholes and Monte-Carlo models use assumptions revised at the end of each reporting period for cash-settled share-based payment arrangements.

The expected British American Tobacco p.l.c. share price volatility was determined taking account of the return index (the share price index plus the dividend reinvested) over a five year period. The FMCG share price volatility and correlation was also determined over the same periods. The average expected term to exercise used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural conditions, forfeiture and historical experience.

The risk-free rate has been determined from market yield curves for government gilts with outstanding terms equal to the average expected term to exercise for each relevant grant. The expected dividend yield was determined by calculating the yield from the last two declared dividends divided by the grant share price.

In addition to these valuation assumptions, LTIP awards contain earnings per share performance conditions. As these are non-market performance conditions they are not included in the determination of fair value of share options at the grant date, however they are used to estimate the number of awards expected to vest. This pay-out calculation is based on expectations published in analysts’ forecasts.

26 Group employees

The average number of persons employed by the Group and its associates during the year, including Directors, was 85,335 (2015: 87,577).

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British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

26 Group employees (continued)

	2016 Number	2015 Number
Asia-Pacific	13,002	14,671
Americas	14,691	15,662
Western Europe	13,444	12,645
EEMEA	11,569	11,691

Subsidiary undertakings	52,706	54,669
Associates	32,629	32,908

	85,335	87,577

Included within the employee numbers for Western Europe are certain employees in the UK in respect of central functions. Some of the costs of these employees are allocated or charged to the various regions and markets in the Group.

27 Related party disclosures

The Group has a number of transactions and relationships with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business. Transactions with CTBAT International Limited are not included in these disclosures as it is a joint operation.

As explained in note 30, the Group announced the proposed merger with Reynolds American Inc. (RAI) on 17 January 2017.

Transactions and balances with associates relate mainly to the sale and purchase of cigarettes and tobacco leaf. Amounts receivable from associates in respect of dividends included in the table below were £221 million (2015: £145 million; 2014: £96 million). The Group’s share of dividends from associates, included in other net income in the table below, was £1,024 million (2015: £640 million; 2014: £518 million).

	2016 £m	2015 £m	Unaudited 2014 £m
Transactions
—revenue	370	38	38
—purchases	(298)	(270)	(279)
—other net income	1,023	639	512
Amounts receivable at 31 December	270	190	98
Amounts payable at 31 December	(2)	(20)	(25)

On 17 December 2012, a wholly owned subsidiary of the Group, BATUS Japan Inc. (BATUSJ), entered into an Amendment and Extension Agreement (referred to as the Amendment) with a wholly owned subsidiary of RAI, R.J. Reynolds Tobacco Company (referred to as RJRTC). The Amendment modifies the American blend Cigarette Manufacturing Agreement (referred to as the 2010 Agreement), effective as of 1 January 2010.

Prior to the Amendment, the term of the 2010 Agreement was scheduled to expire on 31 December 2014, subject to early termination and extension provisions. Pursuant to the Amendment, the Manufacturing Agreement would remain in effect beyond 31 December 2014, provided that either RJRTC or BATUSJ may terminate the Manufacturing Agreement by furnishing three years’ notice to the other party, such notice was given in

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British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

27 Related party disclosures (continued)

January 2016. As a result of early termination of this agreement the Group agreed to a compensation payment of $90 million of which $7 million were paid to RJRTC on 22 September 2016, with the Group recognising the full expense of $90 million as required by IFRS in 2016. The balance is due in March 2017.

During 2016, the Group received proceeds of £23 million in respect of its participation in the share buy-back programme conducted by RAI. This programme ceased in the fourth quarter of 2016.

During 2016, the Group acquired the remaining 1% interest in Souza Cruz at a cost of £70 million. This transaction is shown as a £4 million increase in reserves attributable to the owners of the parent and a £4 million reduction in reserves attributable to non-controlling interests in note 19.

For comparative purposes, prior year’s acquisitions are disclosed in note 24.

As explained in note 12, contributions to the British American Tobacco UK Pension Fund are secured by a charge over the Group’s Head Office (Globe House) up to a maximum of £150 million.

The key management personnel of British American Tobacco consist of the members of the Board of Directors of British American Tobacco p.l.c. and the members of the Management Board. No such person had any material interest during the year in a contract of significance (other than a service contract) with the Company or any subsidiary company. The term key management personnel in this context includes the respective members of their households.

	2016 £m	2015 £m	Unaudited 2014 £m
The total compensation for key management personnel, including Directors, was:
—salaries and other short-term employee benefits	18	20	20
—post-employment benefits	3	4	3
—share-based payments	12	11	13

	33	35	36

28 Contingent liabilities and financial commitments

1.	The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards.

2.	Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify. In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and if the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgement.

3.	There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made.

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British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

28 Contingent liabilities and financial commitments (continued)

General Litigation

Product Liability Litigation

4.	Group companies, notably Brown & Williamson Holdings, Inc. (formerly Brown & Williamson Tobacco Corporation) (“B&W”) as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

Indemnity

5.	On 30 July 2004, B&W completed the combination of the assets, liabilities and operations of its US tobacco business with R.J. Reynolds Tobacco Company (“RJRT”), a wholly-owned subsidiary of R.J. Reynolds Tobacco Holdings, Inc., pursuant to which Reynolds American Inc. was formed (the “Business Combination”). As part of the Business Combination, B&W contributed to RJRT all of the assets and liabilities of its US cigarette and tobacco business, subject to specified exceptions, in exchange for a 42 per cent. equity ownership interest in Reynolds American Inc.

6.	As a result of the Business Combination, RJRT assumed all liabilities of B&W (except liabilities to the extent relating to businesses and assets not contributed by B&W to RJRT and other limited categories of liabilities) and contributed subsidiaries or otherwise to the extent related to B&W’s tobacco business as conducted in the United States on or prior to 30 July 2004. In addition, RJRT agreed to indemnify B&W and each of its associates (other than Reynolds American Inc. and its subsidiaries) against, among other matters, all losses (including those arising from Environmental Tobacco Smoke (“ETS”) claims), liabilities, damages, expenses, judgments, attorneys’ fees, etc., to the extent relating to or arising from such assumed liabilities or the assets contributed by B&W to RJRT (the “RJRT Indemnification”).

7.	The scope of the RJRT Indemnification includes all expenses and contingent liabilities in connection with litigation to the extent relating to or arising from B&W’s US tobacco business as conducted on or prior to 30 July 2004, including smoking and health tobacco litigation, whether the litigation is commenced before or after 30 July 2004 (the “Tobacco Litigation”).

8.	Pursuant to the terms of the RJRT Indemnification, RJRT is liable for any possible judgments, the posting of appeal bonds or security, and all other expenses of and responsibility for managing the defence of the Tobacco Litigation. RJRT has assumed control of the defence of the Tobacco Litigation involving B&W, to which RJRT is also a party in most (but not all) of the same cases.

9.	Included in the US Litigation section below are all significant cases where B&W and/or a UK company is named as a defendant and all cases where RJRT is named as a defendant as a successor to B&W (the “RJRT Successor Cases”). The RJRT Successor Cases are covered by the RJRT Indemnification.

US Litigation

10.

The total number of US tobacco product liability cases pending at 31 December 2016 involving B&W was approximately 4,925 (compared to approximately 5,237 in 2015). Of these, 2,020 cases are RJRT Successor Cases. For all of the 4,925 cases involving B&W, British American Tobacco Group companies have the protection of the RJRT Indemnification. As at 31 December 2016, British American Tobacco (Investments) Limited (“Investments”) has been served as a co-defendant in one of those cases (2015:1). No other UK-based Group company has been served as a co-defendant in any US tobacco product liability case pending as at 31 December 2016. Since many of these pending cases

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British American Tobacco p.l.c.

Notes to the Consolidated Financial Statements

28 Contingent liabilities and financial commitments (continued)

seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant, possibly totalling billions of US dollars. The cases fall into four broad categories: medical reimbursement cases; class actions; individual cases and other claims.

(a) Medical Reimbursement Cases

11.	These civil actions seek to recover amounts spent by government entities and other third party providers on healthcare and welfare costs claimed to result from illnesses associated with smoking.

12.	At 31 December 2016, one US medical reimbursement suit was pending against B&W by an Indian tribe in an Indian tribal court in South Dakota. No other suits are pending against B&W by county or other political subdivisions of the states.

(b) Class Actions

13.	At 31 December 2016, B&W was named as a defendant in five separate actions attempting to assert claims on behalf of classes of persons allegedly injured or financially impacted through smoking or where classes of tobacco claimants have been certified. If the classes are or remain certified, separate trials may be needed to assess individual plaintiffs’ damages. Two of the five class actions against B&W allege that the use of the terms ‘lights’ and ‘ultralights’ constitutes unfair and deceptive trade practices. Similar class action suits have been filed in a number of states against individual cigarette manufacturers and their parent corporations.

a.	Black is a ‘lights’ class action filed in November 2000, which in 2008, the Circuit Court, City of St. Louis, Missouri stayed pending US Supreme Court review in Good v Altria Group, Inc. A status conference is scheduled for 5 June 2017.

b.	Howard is a ‘lights’ class action filed in February 2000 in the Circuit Court, Madison County, Illinois, currently stayed pending resolution of Price v Philip Morris, Inc.

c.	Jones is a case filed in December 1998 in the Circuit Court, Jackson County, Missouri; the action was brought by tobacco product users and purchasers on behalf of all similarly situated Missouri consumers alleging that the plaintiffs’ use of the defendants’ tobacco products has caused them to become addicted to nicotine, and seeks an unspecified amount of compensatory and punitive damages. There has been limited activity in this case.

d.	Parsons is a case filed in February 1998 in the Circuit Court, Ohio County, West Virginia currently stayed pending final resolution of a motion brought by the plaintiffs, and because three defendants filed bankruptcy petitions.

e.	Young is a case filed in November 1997 in the Circuit Court, Orleans Parish, Louisiana. This Environmental Tobacco Smoke (ETS) class action on behalf of all residents of Louisiana who, though not themselves cigarette smokers, have been exposed to second-hand smoke from cigarettes manufactured by the defendants, and who allegedly suffered injury as a result of that exposure, seeks an unspecified amount of compensatory and punitive damages, and has been stayed since 2004.

14.

Engle Class Action (Florida): In 2000 three class representatives in the Engle class action were awarded $12.7 million in compensatory damages and punitive damages against B&W were assessed at $17.6 billion. This decision was appealed and ultimately resulted in the Supreme Court in July 2006

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decertifying the class and allowing judgments entered for only two of the three Engle class representatives to stand. Putative Engle class members were permitted to file individual lawsuits against the Engle defendants within one year of the Supreme Court’s decision (subsequently extended to 11 January 2008).

Engle progeny cases, as at 31 December 2016:

	Engle progeny cases in which B&W has been served (both state and federal courts in Florida)	Engle progeny cases in which RJRT is named as a successor to B&W
Number of cases	30	2,008
Total number of plaintiffs in all cases	86	2,618

Phase three trials of individual Engle class members, as at 31 December 2016:

	Additional Phase 3 Engle Trials naming RJRT as successor to B&W proceeding to verdict
Total number of trials	109
Number of trials resulting in plaintiffs’ verdicts	62
Total damages awarded in final judgments against RJRT as successor to B&W (approximately)	$283,252,767
Amount of overall damages comprising ‘compensatory damages’ (approximately)	$143,915,963 (of overall $283,252,767)
Amount of overall damages comprising ‘punitive damages’ (approximately)	$139,336,803 (of overall $283,252,767)
Number of adverse judgements appealed by RJRT	48	*
Number of adverse judgements (not yet appealed), in which RJRT still has time to file an appeal	13

* Of the 48 adverse judgements appealed by RJRT:

a. 22 appeals remain undecided (including 2 that have petitions for review pending in the Florida Supreme Court); and

b. 26 were decided and/or closed. Of these 26 appeals, 21 had the judgments affirmed in favour of plaintiffs, 6 had the liability findings affirmed but the damages award vacated and the matter remanded to the trial court and 3 were reversed and the matter remanded to the trial court for a new trial on all issues. One appeal was voluntarily dismissed. RJRT has paid damages to plaintiffs in 16 cases that are now closed. The total damages awarded may vary depending on the outcome of pending appeals.

15.	The Florida legislature applies a $200 million bond cap to all phase three Engle progeny cases in the aggregate. Individual bond caps for individual cases vary depending on the number of judgments in effect at a given time. Judicial attempts by several plaintiffs in the Engle progeny cases to challenge the bond cap as violating the Florida Constitution have failed, and legislation has been introduced in the Florida legislature to modify or eliminate the Engle progeny bond cap.

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(c) Individual Cases

	As at the:	Total number of cases
Cases pending against B&W which were filed by or on behalf of individuals and in which it is contended that diseases or deaths have been caused by cigarette smoking or by exposure to ETS	31 December 2015	2,995
	31 December 2016	2,899	2,407	ETS cases brought by flight attendants who were members of a class action (Broin) that was settled on terms that allow compensatory but not punitive damages claims by class members.
			393	Cases brought in consolidated proceedings in West Virginia, where the first phase of the trial began on 15 April 2013 and on 15 May 2013 the jury returned a verdict for defendants on all but one of plaintiffs’ claims; the verdict is currently on appeal.
			30	Engle progeny cases that have been filed directly against B&W (please see earlier table on page 145).
			69	Cases filed by other individuals.

16.	In addition to the 2,008 Engle progeny cases which name RJRT as successor to B&W, there are 12 cases filed by other individuals naming RJRT as successor to B&W. These cases are subject to the RJRT Indemnification and are not detailed here.

UK—Based Group Companies

17.	As at 31 December 2016, Investments has been served in one dormant individual action in the US (Perry) in which there has been no activity since 1998 following the plaintiff’s death in 1997.

18.	In December 2016, the Company received a complaint in an individual personal injury action pending in state court in Seattle, Washington (Ratcliff). The plaintiff asserts various claims, including state law product liability, fraud and statutory claims, against multiple defendants, including the Company, and alleges that she developed malignant mesothelioma from amongst other things her exposure to asbestos found in certain talc-containing cosmetic products and powders. The case is currently in discovery. The Company filed a motion to dismiss for improper service and lack of personal jurisdiction on 8 February 2017, which motion remains pending.

Product Liability Outside the United States

19.	As at 31 December 2016:

a.	active product liability claims against the Group’s companies existed in 13 markets outside the US. The only markets with more than five claims were Argentina, Brazil, Canada, Chile, Italy and Nigeria.

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b.	medical reimbursement actions are being brought in Angola, Argentina, Brazil, Canada, Nigeria and South Korea.

c.	class actions are being brought in Brazil, Canada, Italy and Venezuela.

(a)	Medical reimbursement cases

Angola

20.	In or about November 2016, BAT Angola affiliate Sociedade Unificada de Tabacos de Angola (“SUT”) was served with a collective action filed in the Provincial Court of Luanda, 2nd Civil Section, by the consumer association Associação Angolana dos Direitos do Consumidor (“AADIC”). The lawsuit seeks damages allegedly incurred by the Angolan Instituto Nacional do Controlo do Cancro (“INCC”) for the cost of treating tobacco-related disease, non-material damages allegedly suffered by certain individual smokers on the rolls of INCC, and the mandating of certain cigarette package warnings. SUT filed its answer to the claim on or about 5 December 2016. The case remains pending.

Argentina

21.	In 2007, the non-governmental organisation the Argentina Tort Law Association (“ATLA”) and Emma Mendoza Voguet brought a reimbursement action against Nobleza Piccardo S.A.I.C.y.F. (“Nobleza”) and Massalín Particulares. The case is being heard in the Contentious Administrative Court and is currently at the evidentiary stage.

Brazil

22.	In August 2007, the São Paulo Public Prosecutor’s Office filed a medical reimbursement claim against Souza Cruz S.A. (“Souza Cruz”). A similar claim was lodged against Philip Morris. On 4 October 2011, the Court dismissed the action against Souza Cruz, with a judgment on the merits. The plaintiffs’ appeal to the Court of Appeal failed by unanimous vote (3 to 0). The Public Prosecutor’s Office has since filed a Special Appeal to the Superior Court of Justice.

Canada

23.	Following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases have been brought. These proceedings name various Group companies as defendants, including the Company, Investments, B.A.T Industries p.l.c. (“Industries”), Carreras Rothmans Limited (collectively the “UK Companies”) and Imperial Tobacco Canada Limited (“Imperial”), the Group’s operating company in Canada, and are proceeding in British Columbia, New Brunswick, Newfoundland and Labrador, Ontario, Quebec, Manitoba, Alberta, Saskatchewan, Nova Scotia and Prince Edward Island (“PEI”). The enabling legislation is in force in all ten provinces. In addition, legislation has received Royal Assent in two of the three territories in Canada, but has yet to be proclaimed into force. In Quebec, three Canadian manufacturers, including Imperial, challenged the enabling legislation. This challenge was dismissed.

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Canadian province	Act pursuant to which Claim was brought	Companies named as Defendants	Current stage
British Columbia	Tobacco Damages and Health Care Costs Recovery Act 2000	Imperial Investments Industries Other former Rothmans Group companies All have been served.	The underlying medical reimbursement action remains at a preliminary case management stage. Damages have not been quantified by the province, but the federal government is seeking CAD$5 million jointly from all the defendants in respect of costs. On 13 February 2017 the province delivered an expert report dated October 2016, quantifying its damages in the amount of CAD$118 billion. No hearing date has been set.

New Brunswick	Tobacco Damages and Health Care Costs Recovery Act 2006	Imperial and the UK Companies have all been named as defendants and served.	Both Imperial’s and the UK Companies’ defences have been filed, document production is underway and discoveries are substantially complete. Damages have recently been calculated by the province as in the range of $25-$60 billion from 1954 to 2060. No trial date has been set.

Ontario	Tobacco Damages and Health Care Costs Recovery Act 2009	Imperial and the UK Companies have all been named as defendants and served.	This case is at an early case management stage and Imperial and the UK Companies have filed defences. The province has stated its claim to be worth CAD$50 billion. No trial date has been set.

Newfoundland and Labrador	Tobacco Health Care Costs Recovery Act 2006	Imperial and the UK Companies have all been named as defendants and served.	The case is now under case management and Imperial and the UK Companies have filed defences. Damages have not been quantified by the province. No trial date has been set.

Saskatchewan	Tobacco Damages and Health Care Costs Recovery Act 2012	Imperial and the UK Companies have all been named as defendants and served.	This case is at an early case management stage. A standstill agreement was negotiated under which defences were filed and the matter will remain in abeyance until document production begins in September 2017. Damages have not been quantified by the province. No trial date has been set.

Manitoba	Tobacco Damages Health Care Costs Recovery Act 2006	Imperial and the UK Companies have all been named as defendants and served.	This case is at an early case management stage. A standstill agreement has been negotiated, under which defences were filed and the matter will remain in abeyance until document production begins in early 2017. Damages have not been quantified by the province. No trial date has been set.

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Canadian province	Act pursuant to which Claim was brought	Companies named as Defendants	Current stage

Alberta	Crown’s Right of Recovery Act 2009	Imperial and the UK Companies have all been named as defendants and served.	This case is at an early case management stage and Imperial and the UK Companies have filed defences. The province has stated its claim to be worth CAD$10 billion. No trial date has been set.

Quebec	Tobacco Related Damages and Health Care Costs Recovery Act 2005	Imperial, Investments, Industries, and Carreras Rothmans Limited have been named as defendants and served.	Imperial and the other Canadian manufacturers’ constitutional challenge to the Quebec Medicaid Legislation was unsuccessful at both first instance and on appeal. Another manufacturer sought leave to appeal to the Supreme Court of Canada. Leave was refused on 5 May 2016. This case is at an early case management stage. Defences have been filed. Motions over admissibility of documents and damages discovery have been filed but not heard. The province is seeking CAD$60 billion. No trial date has been set.

Prince Edward Island	Tobacco Damages and Health Care Costs Recovery Act 2009	Imperial and the UK Companies have all been named as defendants and served.	This case is at an early case management stage. A standstill agreement has been negotiated. Defences were filed in February 2015 and the next step will be document production, which will commence on or before 1 September 2017. Damages have not been quantified by the province. No trial date has been set.

Nova Scotia	Tobacco Health Care Costs Recovery Act 2005	Imperial and the UK Companies have all been named as defendants and served.	This case is at an early case management stage. A standstill agreement has been negotiated. Defences were filed in July 2015 and the next step will be document production, which will commence on or before 1 September 2017. Damages have not been quantified by the province. No trial date has been set.

Nigeria

24.	As at 31 December 2016, six medical reimbursement actions filed by the federal government and five Nigerian states (Lagos, Kano, Gombe, Oyo, Ogun) were pending in the Nigerian courts. British American Tobacco (Nigeria) Limited (“BAT Nigeria”), the Company and Investments have been named as defendants in each of the cases. The plaintiffs in the six cases seek a total of approximately £38 billion in damages, including special, anticipatory and punitive damages, restitution and disgorgement of profits, as well as declaratory and injunctive relief.

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25.	The federal action was filed on 6 November 2007 in the Federal High Court, and the five state actions were commenced in their respective High Courts on 9 May 2007 (Kano), 30 May 2007 (Oyo), 13 March 2008 (Lagos), 17 October 2008 (Gombe), and 28 February 2009 (Ogun). The suits claim that the state and federal government plaintiffs incurred costs related to the treatment of smoking-related illnesses resulting from allegedly tortious conduct by the defendants in the manufacture, marketing, and sale of tobacco products in Nigeria, and assert that the plaintiffs are entitled to reimbursement for such costs. The plaintiffs assert causes of action for negligence, negligent design, fraud and deceit, fraudulent concealment, breach of express and implied warranty, public nuisance, conspiracy, strict liability, indemnity, restitution, unjust enrichment, voluntary assumption of a special undertaking, and performance of another’s duty to the public.

26.	The Company and Investments have made a number of challenges to the jurisdiction of the Nigerian courts. Such challenges are still pending (on appeal) against the federal government and the states of Lagos, Kano, Gombe and Ogun. In the state of Oyo, on 13 November 2015, and 24 February 2017 respectively, the Company’s and Investments’ jurisdictional challenge was successful in the Court of Appeal and the issuance of the writ of summons was set aside. The underlying cases are stayed or adjourned pending the final outcome of these jurisdictional challenges.

South Korea

27.	In April 2014, Korea’s National Health Insurance Service (“NHIS”) filed a healthcare recoupment action against KT&G (a Korean tobacco company), PM Korea and BAT Korea (including BAT Korea Manufacturing). The NHIS is seeking damages of roughly 54 billion Korean Won (roughly £37.5 million) in respect of health care costs allegedly incurred by the NHIS treating patients with lung (small cell and squamous cell) and laryngeal (squamous cell) cancer between 2003 and 2012. Court hearings in the case, which constitute the trial, commenced in September 2014 and remain ongoing.

(b)	Class actions

Brazil

28.	There are currently two class actions being brought in Brazil. One is also a medical reimbursement claim (São Paulo Public Prosecutor’s Office), and is therefore discussed above.

29.	In 1995, the Associação de Defesa da Saúde do Fumante (“ADESF”) class action was filed against Souza Cruz and Philip Morris in the São Paulo Lower Civil Court alleging that the defendants are liable to a class of smokers and former smokers for failing to warn of cigarette addiction. The case was stayed in 2004 pending the defendants’ appeal from a decision issued by the Lower Civil Court that held that the defendants had not met their burden of proving that cigarette smoking was not addictive or harmful to health.

30.	On 12 November 2008, the São Paulo Court of Appeals overturned the lower court’s unfavourable decision of 2004, returning the case to the lower court for production of evidence and a new judgment. Following production of evidence, on 16 May 2011, the lower court granted Souza Cruz’s motion to dismiss the action in its entirety on the merits. The plaintiffs’ appeal to the Sao Paolo Court of Appeals was unsuccessful. The plaintiffs then filed a Special Appeal to the Superior Court of Justice, which was rejected under procedural grounds in February 2017. The plaintiffs filed an appeal in the Superior Court of Justice on 15 March 2017.

Canada

31.	There are 11 class actions being brought in Canada against Group companies.

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32.	Knight Class Action: The Supreme Court of British Columbia certified a class of all consumers who purchased Imperial cigarettes in British Columbia bearing ‘light’ or ‘mild’ descriptors since 1974. The plaintiff is seeking compensation for amounts spent on ‘light and mild’ products and a disgorgement of profits from Imperial on the basis that the marketing of light and mild cigarettes was deceptive because it conveyed a false and misleading message that those cigarettes are less harmful than regular cigarettes.

33.	On appeal, the appellate court confirmed the certification of the class, but limited any financial liability, if proven, to 1997 onward. Imperial’s third party claim against the federal government was dismissed by the Supreme Court of Canada. The federal government is seeking a parallel cost order of CAD$5 million from Imperial. After being dormant for several years, the plaintiff delivered a Notice of Intention to Proceed, and Imperial delivered an application to dismiss the action for delay. The application is scheduled to be heard in June 2017.

34.	Growers’ Class Action: In December 2009, Imperial was served with a proposed class action filed by Ontario tobacco farmers and the Ontario Flue-Cured Tobacco Growers’ Marketing Board. The plaintiffs allege that Imperial and the Canadian subsidiaries of Phillip Morris International and Japan Tobacco International failed to pay the agreed domestic contract price to the growers used in products manufactured for the export market and which were ultimately smuggled back into Canada. The plaintiffs seek damages in the amount of CAD$50 million. Various preliminary challenges have been heard, the last being a motion for summary judgment on a limitation period. The motion was dismissed and ultimately, leave to appeal to the Ontario Court of Appeal was dismissed in November 2016. A certification hearing has yet to be scheduled.

35.	Quebec Class Actions: There are currently two class actions in Quebec. On 21 February 2005, the Quebec Superior Court granted certification in two class actions against Imperial and two other domestic manufacturers, which have a combined value of CAD$21 billion plus interest and costs. The Court certified two classes, which include residents of Quebec who suffered from lung, throat and laryngeal cancer or emphysema as of November 1998 or developed these diseases thereafter and who smoked a minimum of fifteen cigarettes a day for at least five years, and residents who were addicted to nicotine at the time the proceedings were filed and who have since remained addicted. Judgment was rendered on 27 May 2015. The plaintiffs were awarded moral and punitive damages and interest against Imperial and the Canadian subsidiaries of Philip Morris International and Japan Tobacco International in the amount of CAD$15.6 billion, of which Imperial’s share is CAD$10.4 billion. An appeal of the judgment was filed on 26 June 2015. The Court also awarded provisional execution pending appeal of CAD$1.131 billion, of which Imperial’s share was approximately CAD$742 million. This order was subsequently overturned by the Court of Appeal. Following the cancellation of the order for provisional execution, the plaintiffs filed a motion against Imperial and one other manufacturer seeking security in the amount of CAD $5 billion to guarantee, in whole or in part, the payment of costs of the appeal and the judgment. On 27 October 2015, the Court of Appeal ordered the parties to post security in the amount of CAD$984 million, of which Imperial’s share is CAD$758 million to be paid in 7 equal quarterly instalments. The first instalment, of just over CAD$108 million, was paid on 31 December 2015 with subsequent instalments made on 31 March 2016, 30 June 2016, 30 September 2016 and 31 December 2016—see note 14. Imperial filed its Factum on Appeal on 11 December 2015 and the appeal was heard in November 2016. A decision is under reserve.

36.

Other Canadian Smoking and Health Class Actions: In June 2009, four new smoking and health class actions were filed in Nova Scotia (Semple), Manitoba (Kunta), Saskatchewan (Adams) and Alberta (Dorion) against Canadian and foreign manufacturers and foreign companies, including the UK

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Companies and Imperial. In Saskatchewan, the Company and Carreras Rothmans Limited have been released from the action. No date has been set for the certification motion hearing. There are service issues in relation to Imperial and the UK Companies in Alberta and in relation to the UK Companies in Manitoba.

37.	In July 2010, two further smoking and health class actions in British Columbia were served on Imperial and the UK Companies. The Bourassa claim is allegedly on behalf of all individuals who have suffered chronic respiratory disease and the McDermid claim proposes a class based on heart disease. Both claims state that they have been brought on behalf of those who have “smoked a minimum of 25,000 cigarettes.” The UK Companies and Imperial objected to jurisdiction. Subsequently, the Company and Carreras Rothmans Limited were released from Bourassa and McDermid. Imperial, Industries and Investments remain as defendants in both actions. No certification motion hearing date has been set. The Plaintiffs were due to deliver certification motion materials by 31 January 2015, but have not yet done so. Once the materials are delivered, the motions regarding jurisdiction/abuse of process matters will be dealt with.

38.	In June 2012, a new smoking and health class action was filed in Ontario (Jacklin) against the domestic manufacturers and foreign companies, including Imperial and the UK Companies. Imperial was served on 20 November 2012, and the UK Companies were served on 30 November 2012. The claim is presently in abeyance.

Italy

39.	In or about June 2010, BAT Italia was served with a class action filed in the Civil Court of Rome by the consumer association, Codacons, and three class representatives. The plaintiffs primarily asserted addiction-related claims. The class action lawsuit was rejected at the first instance (Civil Court of Rome) and appellate (Rome Court of Appeal) court levels. In July 2012, Codacons filed an appeal before the Italian Supreme Court. At a hearing on 21 January 2015, the Public Prosecutor’s Office agreed that the appeal should be rejected, and the Supreme Court reserved its decision. On 1 February 2017, the Supreme Court rejected Codacons’ appeal. Codacon’s deadline to file a motion for rehearing before the Supreme Court is 1 March 2018.

Venezuela

40.	In April 2008, the Venezuelan Federation of Associations of Users and Consumers (FEVACU) and Wolfang Cardozo Espinel and Giorgio Di Muro Di Nunno, acting as individuals, filed a class action against the Venezuelan government. The class action seeks regulatory controls on tobacco and recovery of medical expenses for future expenses of treating smoking-related illnesses in Venezuela. Both C.A Cigarrera Bigott Sucs. (“Cigarrera Bigott”) and ASUELECTRIC, represented by its president Giorgio Di Muro Di Nunno (who had previously filed as an individual), have been admitted as third parties by the Constitutional Chamber of the Supreme Court of Justice. A hearing date for the action is yet to be scheduled.

(c) Individual personal injury claims

41.	As at 31 December 2016, the jurisdictions with the most active individual cases against Group companies were, in descending order: Brazil (81), Italy (23), Chile (10), Argentina (8), Canada (6) and Ireland (2). There were a further three jurisdictions with one active case only.

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Non-Tobacco Related Litigation

Reynolds American, Inc./Lorillard, Inc. Shareholder Litigation

42.	On 15 July 2014, Reynolds American, Inc. (“Reynolds”) announced that it had entered into a definitive merger agreement with Lorillard, Inc. (“Lorillard”), whereby Reynolds would acquire Lorillard in exchange for a combination of cash and Reynolds’ stock (the “Lorillard Transaction”). As part of this transaction, the Company executed a Share Purchase Agreement to acquire a sufficient number of Reynolds’ shares to maintain its 42% equity stake in Reynolds after the merger.

43.	On 8 August 2014, the Company was named as a defendant in an action in state court in North Carolina stemming from the announcement of the Lorillard Transaction. The action was brought on behalf of a putative class of Reynolds’ shareholders alleging that the Company is a controlling shareholder of Reynolds and breached its fiduciary duty to the other Reynolds’ shareholders in connection with the Lorillard Transaction.

44.	On 28 August 2015, the court dismissed all claims against the Company. Among other things, the court found that the plaintiff had not properly alleged that the Company was a controlling shareholder of Reynolds and therefore that the Company did not owe a fiduciary duty to Reynolds’ other shareholders. On 20 December 2016, the North Carolina Court of Appeals reversed the trial court’s judgment with respect to the claims against the Company, finding the allegations that the Company was a controlling shareholder and breached its fiduciary duty to be sufficient to warrant further proceedings for the plaintiff to attempt to prove those allegations with evidence. On 4 January 2017, the Company moved to have the North Carolina Court of Appeals rehear the case en banc, and that motion was denied on February 2, 2017. On 17 February 2017, the Company filed a petition for discretionary review with the North Carolina Supreme Court, which the plaintiff opposed on 27 February 2017.

Khosravi

45.	In January 2014 an individual named Mehdi Khosravi issued a claim in the English High Court against the Company, as well as Al Aqili Trading LLC, Mohammed Saleh Al Aqili and Mohammed Saeed Mohamed Al Aqili (the “Al Aqili Defendants”). In September 2015 the claimant amended his claim to join B.A.T (U.K. and Export) Limited and B.A.T. Pars Company as defendants and served the claim on the Company and B.A.T (U.K. and Export) Limited (the “BAT UK Defendants”). B.A.T. Pars Company has not been served with the claim and therefore is currently not an active party to the proceedings.

46.	The claimant sought damages of up to £1.5 billion for alleged personal injuries and economic loss which, he alleged, were caused by the Al Aqili Defendants acting as agents for the BAT UK Defendants and/or for which the BAT UK Defendants were vicariously liable. On 28 January 2016, the judge dismissed the case against the BAT UK Defendants and ordered that the claimant should pay their legal costs. The claimant then applied for permission to appeal the decision. Permission to appeal was refused on paper on 22 November 2016, but the claimant is entitled to a hearing to consider his application. The hearing is scheduled for 4 July 2017.

Georgian Competition Claim

47.

In July 2016 OGT Ltd (“OGT”), a Georgian tobacco manufacturer, filed a claim in the Tbilisi City Court against British American Tobacco Georgia Limited (“BAT Georgia”) and BAT Georgia’s Representative Office in Tbilisi, as well as T&R Distribution Ltd, BAT Georgia’s exclusive distributor

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in Georgia alleging anti-competitive practices on behalf of the defendants. In January 2017, OGT filed a revised pleading claiming damages of approximately US $101 million. BAT Georgia and its Representative Office filed their revised defence again denying the allegations and a counterclaim in January 2017. On 10 February 2017 judgment was entered against BAT Georgia for US $100,537,172, BAT Georgia’s counterclaim was dismissed and the Georgian court ordered that it would determine the price at which BAT Georgia’s brands would be sold. The judgment will be appealed.

Fox River

Background to environmental liabilities arising out of contamination of the Fox River

48.	In Wisconsin, the authorities have identified potentially responsible parties (“PRPs”) to fund the clean-up of river sediments in the lower Fox River. The pollution was caused by discharges of Polychlorinated Biphenyls (“PCBs”) from paper mills and other facilities operating close to the river. Among the PRPs is NCR Corporation (“NCR”).

49.	In NCR’s Form 10-K Annual Report for the year ended 31 December 2014, the total clean-up costs for the Fox River are estimated at $825 million. This estimate is subject to uncertainties and does not include natural resource damages (“NRDs”). Total NRDs may range from $0 to $246 million, although NCR now only retains residual exposure to NRDs in the form of claims by other PRPs as the US Government has withdrawn its direct claims for NRDs against NCR.

50.	Industries’ involvement with the environmental liabilities arises out of indemnity arrangements which it became party to due to a series of transactions that took place from the late-1970s onwards and subsequent litigation brought by NCR against Industries and Appvion Inc (“Appvion”) (a former Group subsidiary) in relation to those arrangements which was ultimately settled. US authorities have never identified Industries as a PRP.

51.	There has been a substantial amount of litigation in the United States involving NCR and Appvion regarding the responsibility for the costs of the clean-up operations. The current position can be summarised as follows:

a.	As regards the upper portion of the Fox River, the District Court has ruled that NCR is liable in respect of this portion of the river because the river constitutes one site. That notwithstanding, the District Court has since indicated that NCR had no liability for that portion of the river because it did not discharge PCBs there.

b.	As regards the mid and lower portions of the Fox River:

i.	As a result of the US Government enforcement proceedings against it, NCR has been held jointly and severally liable in respect of the mid and lower portions of the Fox River. Consequently, NCR is responsible for the costs of cleaning-up of the mid and lower portions of the river, subject to any right of contribution it has against other PRPs and any right to appeal.

ii.	Appvion on the other hand has been found not liable in respect of the clean-up (including NRDs) in the US Government enforcement proceedings.

iii.	The remaining element of the US Government enforcement proceedings (the US Government’s claim against NCR to recover costs it has incurred in relation to the clean-up) was scheduled to go to trial in May 2017 but those proceedings have now been stayed (as explained below).

iv.	NCR’s claims for contribution against the other PRPs in respect of the costs it has incurred in relation to the clean-up (and those PRPs’ cross claims for contribution

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against NCR to recover the costs they have incurred and NRDs they have had to pay) were scheduled to go to trial in May 2017 but those proceedings have also been stayed (as explained below).

v.	Appvion’s claims to recover from PRPs other than NCR monies that it spent on the clean-up prior to being held not liable were also due to go to trial at the same time but have been stayed as well.

Recent settlements

52.	On 22 December 2016, NCR and Appvion entered into a settlement agreement with certain of the other PRPs pursuant to which those PRPs released their contribution claims against NCR and Appvion released its claims against those PRPs. The provision has been updated accordingly.

53.	On 17 January 2017, NCR and Appvion entered into a Consent Decree (a form of settlement agreement) with the US Government to resolve how the remaining clean-up will be funded and to resolve all outstanding claims between them.

54.	The Consent Decree requires approval from the District Court in Wisconsin in order to be made final. The public has 30 days (until 22 February 2017) to comment on the proposal, after which the Court will make a determination. It is anticipated that the Court approval process will take several months. The US Government enforcement action and the PRPs’ contribution claims have been stayed pending the outcome of the Court approval process.

55.	If the Consent Decree is approved its principal effects will, in summary, be as follows:

a.	NCR will perform and fund all of the remaining Fox River remediation work by itself.

b.	The US Government enforcement proceedings will be settled, with NCR having no liability to meet the US Government’s claim for costs it has incurred in relation to the clean-up to date and only a secondary responsibility to meet certain future costs. NCR will have no liability to the US Government for NRDs.

c.	NCR will cease to pursue its contribution claims against the other PRPs and in return will receive contribution protection which means that the other PRPs will not be able to pursue their contribution claims against NCR. NCR will, however, have the right to reinstate its contribution claims if the other PRPs decide to continue to pursue certain contractual claims against NCR.

d.	Appvion will also cease to pursue its claims against the other PRPs to recover monies that it has spent on the clean-up and in return will receive contribution protection. Appvion will, however, have the right to reinstate its claims if the other PRPs decide to continue to pursue certain claims against Appvion.

Industries’ involvement with environmental liabilities arising out of the contamination of the Fox River

56.	NCR has taken the position that, under the terms of a 1998 Settlement Agreement between it, Appvion and Industries and a 2005 arbitration award, Industries and Appvion generally had a joint and several obligation to bear 60%. of the Fox River environmental remediation costs imposed on NCR and of any amounts NCR has to pay in respect of other PRPs’ contribution claims.

57.	Until May 2012, Appvion and the AWA Entities paid the 60%. share of the clean-up costs and Industries was never required to contribute. Around that time Appvion refused to continue to pay clean-up costs, leading to NCR demanding that Industries pay a 60% share.

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Notes to the Consolidated Financial Statements

28 Contingent liabilities and financial commitments (continued)

58.	Industries commenced proceedings against Windward and Appvion in December 2011 seeking indemnification in respect of any liability it might have to NCR (the “English Indemnity Proceedings”) pursuant to a 1990 de-merger agreement between those parties.

Funding Agreement of 30 September 2014

59.	On 30 September 2014, Industries entered into the Funding Agreement with Windward, Appvion, NCR and BTI 2014 LLC (“BTI”) (a wholly owned subsidiary of Industries). Pursuant to the Funding Agreement, the English Indemnity Proceedings and a counterclaim Appvion had brought in those proceedings, as well as an NCR-Appvion arbitration concerning Appvion’s indemnity to NCR, were discontinued as part of an overall agreement between the parties providing a framework through which they would together fund the ongoing costs of the Fox River clean-up. Under the agreement, NCR has agreed to accept funding by Industries at the lower level of 50% of the ongoing clean-up related costs of the Fox River (rather than the 60% referenced above; this remains subject to an ability to litigate the extent to which a further 10% of the costs ought to be allocated at a later stage). In addition Windward has contributed $10 million of funding and Appvion has contributed $25 million for Fox River and agreed to contribute $25 million for the Kalamazoo River (see further below).

60.	The parties also agreed to cooperate in order to maximise recoveries from certain claims made against third parties, including (i) a claim commenced by Windward in the High Court of England & Wales (the High Court) against Sequana and the former Windward directors (the “Windward Dividend Claim”). That claim was assigned to BTI under the Funding Agreement, and relates to dividend payments made by Windward to Sequana of around €443 million in 2008 and €135 million in 2009 (the “Dividend Payments”) and (ii) a claim commenced by Industries directly against Sequana to recover the value of the Dividend Payments alleging that the dividends were paid for the purpose of putting assets beyond the reach of Windward’s creditors (including Industries) (the “BAT section 423 Claim”).

61.	A trial of the Windward Dividend Claim and the BAT section 423 Claim took place before the English High Court between February and April 2016. Judgment was handed down by the High Court on 11 July 2016. The Court held that the 2009 Dividend Payment of €135 million was a transaction at an undervalue made with the intention of putting assets beyond the reach of Industries or of otherwise prejudicing Industries’ interests. It therefore contravened Section 423 of the Insolvency Act. The Court dismissed the Windward Dividend Claim. BTI sought permission to appeal in respect of the Judge’s findings in relation to the Windward Dividend Claim. Sequana sought permission to appeal the Judge’s findings in relation to the BAT section 423 Claim.

62.	On 13 and 16 January 2017 and 3 February 2017 further hearings took place to determine the precise form of relief to be awarded to Industries and to hear the parties’ applications for permission to appeal. Judgment was handed down on 10 February 2017. In respect of relief, the Court ordered that Sequana must pay BTI an amount up to the full value of the 2009 Dividend plus interest (which equates to around $185 million). This figure is subject to increase as interest is continuing to accrue. Sequana must make an initial payment of around $138.4 million and further payments going forward as and when Industries makes payments in respect of clean-up costs. In respect of appeals, the Court granted BTI and Sequana permission to appeal. The appeal hearing is expected to take place during 2018. The Court also granted Sequana a stay in respect of the above payments it has been ordered to make pending Sequana’s appeal being resolved. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”).

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Notes to the Consolidated Financial Statements

28 Contingent liabilities and financial commitments (continued)

63.	BTI has brought claims against certain of Windward’s former advisers, including Windward’s auditors at the time of the dividend payments, PricewaterhouseCoopers LLP (which claims were also assigned to BTI under the Funding Agreement). Those claims are currently subject to a stay.

64.	The sums Industries has agreed to pay under the Funding Agreement are subject to ongoing adjustment, as clean-up costs can only be estimated in advance of the work being carried out and as certain sums payable are the subject of ongoing US litigation. In 2016, Industries paid £6 million in respect of clean-up costs and is potentially liable for a further £159 million in future clean-up costs. Industries has a provision of £163 million which represents the current best estimate of its exposure—see note 21.

Kalamazoo

65.	Industries is aware that NCR is also being pursued by Georgia-Pacific, as the owner of a facility on the Kalamazoo River in Michigan which released PCBs into that river. Georgia-Pacific has been designated as a PRP in respect of the river.

66.	Georgia-Pacific contends that NCR is responsible for, or should contribute to, the clean-up costs, because:

a.	a predecessor to NCR’s Appleton Papers Division sold “broke” containing PCBs to Georgia-Pacific or others for recycling;

b.	NCR itself sold paper containing PCBs to Georgia-Pacific or others for recycling; and/or

c.	NCR is liable for sales to Georgia-Pacific or others of PCB-containing broke by Mead Corporation, which, like the predecessor to NCR’s Appleton Papers Division, coated paper with the PCB containing emulsion manufactured by NCR.

67.	A full trial on liability took place in February 2013. On 26 September 2013, the Michigan Court held that NCR was liable as a PRP on the basis that broke sales constituted an arrangement for the disposal of hazardous material for the purposes of CERCLA. The decision was based on NCR’s knowledge of the hazards of PCBs from at least 1969, but the Court did not specify directly the entity(ies) whose broke sales form the basis of NCR’s liability. NCR will have the ability to appeal the ruling once a final judgment has been entered or it has been otherwise certified for appeal.

68.

The second phase of the Kalamazoo trial to determine the apportionment of liability amongst NCR, Georgia-Pacific and the other PRPs (International Paper Company and Weyerhaeuser Company) took place between September and December 2015. The parties are currently waiting for the Court to hand down its judgment. The court may or may not also rule on the allocation of future costs. Industries anticipates that NCR may seek to recover from Appvion (subject to a cap of $25 million for “Future Sites” under the Funding Agreement as described above) and/or Industries 60 per cent. of any Kalamazoo clean-up costs for which it is found liable on the basis, it would be asserted, that the river constitutes a “Future Site” for the purposes of the Settlement Agreement. Industries believes it may have defences to any such claim by NCR. The Funding Agreement described above does not resolve any such claims, but does provide an agreed mechanism pursuant to which any surplus from the valuable recoveries of any third party claims that remains after all Fox River related clean-up costs have been paid and Industries and NCR have been made whole may be applied towards Kalamazoo clean-up costs, in the event that NCR were to be successful in any claim for a portion of them from Industries or Appvion (subject to Appvion’s cap). The quantum of the clean-up costs for the Kalamazoo River is presently unclear (as is the extent of NCR’s liability in respect of such costs), but

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Notes to the Consolidated Financial Statements

28 Contingent liabilities and financial commitments (continued)

could run into the hundreds of millions of dollars. A witness on behalf of Georgia-Pacific testified in the trial concerning apportionment of liability that the cost of performing future remediation in Operable Unit 5 of the Kalamazoo River was in the order of US $670 million. Operable Unit 5 is the Kalamazoo River itself, as distinct from the other Operable Units which are landfills or other facilities adjoining the Kalamazoo River. Remediation of these other operable Units has largely been completed except for monitoring.

69.	As detailed above, Industries is taking active steps to protect its interests, including seeking to procure the repayment of the Windward dividends, pursuing the other valuable claims that are now within its control, and working with the other parties to the Funding Agreement to maximise recoveries from third parties with a view to ensuring that amounts funded towards clean up related costs are later recouped under the agreed repayment mechanisms.

General Litigation Conclusion

70.	While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere. An adverse judgment was entered against one Group company, Imperial, in the Quebec class actions and an appeal has been made. If further adverse judgments are entered against any of the Group’s companies in any case, all avenues of appeal will be pursued. Such appeals could require the appellants to post appeal bonds or substitute security (as has been necessary in Quebec) in amounts which could in some cases equal or exceed the amount of the judgment. In any event, as set out in paragraphs 5 to 9, the Group has the benefit of the RJRT Indemnification with regard to US litigation (excluding the litigation brought by the shareholders of Reynolds). At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in particular quarterly or annual periods could be materially affected by this and by the final outcome of any particular litigation.

71.	Having regard to all these matters, with the exception of Fox River, the Group (i) does not consider it appropriate to make any provision in respect of any pending litigation; and (ii) does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition.

Tax Disputes

The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, amongst others, excise tax, value added taxes, sales taxes, corporate taxes, withholding taxes and payroll taxes.

The estimated costs of known tax obligations have been provided in these accounts in accordance with Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.

The following matters may proceed to litigation:

Brazil

The Brazilian Federal Tax Authority has filed claims against Souza Cruz seeking to reassess the profits of overseas subsidiaries to corporate income tax and social contribution tax. The reassessments are for

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Notes to the Consolidated Financial Statements

28 Contingent liabilities and financial commitments (continued)

the years 2004 until and including 2012 for a total amount of R$ 1,386 million (£345 million) to cover tax, interest and penalties. The 2011 and 2012 reassessments were raised in December 2016.

Souza Cruz appealed all reassessments. Regarding the first assessments (2004-2006) Souza Cruz appeal was rejected in 2013 although the written judgement of that tribunal was received in 2016. Souza Cruz have appealed the decision. The appeal against the second assessments (2007 and 2008) was upheld at the second tier tribunal and was closed. In 2015 a further reassessment for the same period (2007 and 2008) was raised after the 5 year statute of limitation. This has been appealed to the administrative level special chamber.

Souza Cruz received further reassessments in 2014 for the 2009 calendar year and in 2015 an assessment for the 2010 calendar year. Souza Cruz appealed both the reassessments in full. In December 2016, assessments were received for the calendar years 2011 and 2012 which have also been appealed.

South Africa

In 2011 the South African Revenue Service (SARS) challenged the debt financing of British American Tobacco South Africa (BATSA) and reassessed the years 2006 to 2008. BATSA has objected to and appealed this reassessment. In 2014, SARS also reassessed the years 2009 and 2010. In 2015, BATSA has filed formal Notices of Appeal and detailed objection letters against the 2009 and 2010 assessments and has reserved its right to challenge the constitutionality of the assessment at a later date. In 2016, SARS has filed a Statement of Grounds of Assessment and BATSA is due to file its Statement of Grounds of Appeal in early 2017. Across the period from 2006 to 2010 the reassessments are for R1.92 billion (£112 million) covering both tax and interest.

Netherlands

The Dutch tax authority has issued assessments for the years 2008, 2009, 2011 and 2012 in the sum of EUR202 million (£172 million) to cover tax, interest and penalties. The assessments relate to a number of inter group transactions. Objection letters have been filed against the 2008, 2009, 2011 and 2012 assessments.

The Group believes that the Group’s companies have meritorious defences in law and fact in each of the above matters and intends to pursue each dispute through the judicial system as necessary. The Group does not consider it appropriate to make provision for these amounts assessed nor for any potential further amounts which may be assessed in subsequent years.

While the amounts that may be payable or receivable in relation to tax disputes could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

VAT and Duty Disputes

Bangladesh

The operating company is in receipt of a retrospective notice of imposition and realisation of VAT and supplementary duty on low price category brands from the National Board of Revenue (NBR) for approximately £186 million. The company is alleged to have evaded tax by selling the products in the low price segments rather than the mid-tier price segments. Management believe that the claims are

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Notes to the Consolidated Financial Statements

28 Contingent liabilities and financial commitments (continued)

unfounded. Litigation has proceeded during 2016. The issue is currently awaiting outcome from the Supreme Court, and a 10% deposit may have to be paid during 2017 in order to pursue any appeal.

Operating leases

Total future minimum lease payments under non-cancellable operating leases comprise leases where payments fall due:

	2016 £m	2015 £m
Property
Within one year	45	51
Between one and five years	104	102
Beyond five years	50	48

	199	201

Plant and equipment
Within one year	18	19
Between one and five years	23	26

	41	45

Performance guarantees

As shown in note 24, as part of the acquisition of TDR in 2015, the Group has committed to keeping the manufacturing facility in Kanfanar, Croatia operational for at least five years following completion of the acquisition. A similar commitment was given in respect of the packaging plant in Rovinj, Croatia. The maximum exposure under these guarantees is £42 million (2015: £38 million).

29 Interests in subsidiaries

Subsidiaries with material non-controlling interests

Non-controlling interests principally arise from the Group’s listed investment in Malaysia (British American Tobacco (Malaysia) Berhad) (where the Group held 50% of the listed holding company in 2016, 2015 and 2014). The Group has assessed that it exercises de facto control over Malaysia as it has the practical ability to direct the business through effective control of the company’s board as a result of the Group controlling the largest shareholding block in comparison to other shareholdings which are widely dispersed. Summarised financial information for Malaysia is shown below as required by IFRS 12. As part of the Group’s reporting processes, Malaysia report consolidated financial information for the Malaysia group which has been adjusted to comply with Group accounting policies which may differ to local accounting practice. Goodwill in respect of Malaysia, which arose as a result of the acquisition of the Rothmans group referred to in note 9, has not been included as part of the net assets below. No adjustments have been made to the information below for the elimination of intercompany transactions and balances with the rest of the Group.

The Group also held 75% of the listed investment in Brazil (Souza Cruz) in 2014, but acquired substantially all of the non-controlling interests in 2015. Financial information for the Souza Cruz Group is not presented for years ended 31 December 2016 and 31 December 2015 as the Group no longer had a material non-controlling interest.

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Notes to the Consolidated Financial Statements

29 Interests in subsidiaries (continued)

	Malaysia Group			Souza Cruz Group
Summarised financial information	2016 £m	2015 £m	Unaudited 2014 £m	Unaudited 2014 £m
Revenue	334	422	485	1,602
Profit for the year	129	152	167	441
— Attributable to non-controlling interests	64	76	84	111

Total comprehensive income	146	136	167	380
— Attributable to non-controlling interests	73	68	83	95

Dividends paid to non-controlling interests	(59)	(75)	(82)	(98)

	Malaysia Group
Summarised financial information	2016 £m	2015 £m
Summary Net Assets:
Non-current assets	31	43
Current assets	103	74
Non-current liabilities	(4)	(8)
Current liabilities	(94)	(99)
Total equity at the end of the year	36	10
—Attributable to non-controlling interests	18	5

	Malaysia Group			Souza Cruz Group
Summarised financial information	2016 £m	2015 £m	Unaudited 2014 £m	Unaudited 2014 £m
Net cash generated from operating activities	108	164	182	380
Net cash generated in investing activities	45	1	2	211
Net cash used in financing activities	(151)	(161)	(195)	(474)
Differences on exchange	1		1	(31)

Increase in net cash and cash equivalents	3	4	(10)	86
Net cash and cash equivalents at 1 January	5	1	11	358

Net cash and cash equivalents at 31 December	8	5	1	444

Other shareholdings

The Group discloses the effective percentage of equity shares held in subsidiary and other undertakings in Exhibit 21.1 “List of Subsidiaries of British American Tobacco p.l.c.” of this document.

The Group holds 92% (2015: 85%; 2014: 85%) of the equity shares of PT Bentoel Internasional Investama Tbk (“Bentoel”). In 2011, the Group sold 984 million shares, representing approximately 14% of Bentoel’s share capital, for the purposes of fulfilling certain obligations pursuant to Bapepam LK (Indonesia) takeover regulations. The Group simultaneously entered into a total return swap on 971 million of the shares. In June 2016, the Group and other investors participated in a rights issue by Bentoel, increasing its stake in Bentoel to 92%. Simultaneously, the Group amended the total return swap to take account of an addition 1,684 million shares. The shares subject to the total return swap now represent 7% of Bentoel’s issued capital. While the Group

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Notes to the Consolidated Financial Statements

29 Interests in subsidiaries (continued)

does not have legal ownership of these shares, it retains the risks and rewards associated with them which results in the Group continuing to recognise an effective interest in 99% of Bentoel’s net assets and results.The Group holds 42% (2015: 26%) of the equity shares of Tisak d.d. (“Tisak”). During 2016, the Group entered into an agreement with Tisak’s parent Agrokor d.d. (“Agrokor”) to convert certain outstanding trading balances into long term loans and an additional shareholding in Tisak. As part of the agreement, Agrokor has the right to reacquire the additional shareholding in Tisak. As a consequence of this, while the Group has legal ownership of the additional shareholding, it does not consider the shares to provide any additional equity interest and continues to account for 26% of the equity of Tisak.

30 Post balance sheet date developments

On 17 January 2017, the Group announced the agreed terms of a recommended offer for the acquisition of the remaining 57.8% of Reynolds American Inc. (RAI) not already owned by the Group. RAI shareholders will receive for each Reynolds share $29.44 in cash and 0.5260 BAT ordinary shares which shall be represented by BAT American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The parties expect the transaction to close during the third quarter of 2017, subject to: obtaining affirmative votes from BAT and Reynolds shareholders; obtaining anti-trust approvals in the US and Japan; registration of BAT shares with the SEC; approval of the BAT shares for listing on the LSE and the BAT ADRs on the NYSE; and, other customary conditions. The completion of the merger is not subject to any financing condition.

As disclosed in note 28, on 10 February 2017, judgment was entered against the Group for US $101 million in respect of alleged anti-competitive practices in Georgia. The judgment will be appealed.

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Annex A

AGREEMENT AND PLAN OF MERGER

among

BRITISH AMERICAN TOBACCO P.L.C.,

BATUS HOLDINGS INC.,

FLIGHT ACQUISITION CORPORATION

and

REYNOLDS AMERICAN INC.

Dated as of January 16, 2017

Index of Defined Terms

Defined Term	Section
Acceptable Confidentiality Agreement	5.02(a)
Action	9.03
Adjusted RSU	6.05(c)
ADS Ratio	9.03
affiliate	9.03
Agreement	Preamble
Antitrust Laws	6.03(c)
Antitrust Restriction	7.02(c)
Articles of Merger	1.03
BATUS	Preamble
Book-Entry Shares	2.01(f)
Business Day	9.03
Cash-Out RSU	9.03
Certificate	2.01(f)
Clean Team Agreement	9.03
Closing	1.02
Closing Date	1.02
Code	2.02(h)
Commonly Controlled Entity	9.03
Company	Preamble
Company Adverse Recommendation Change	5.02(b)
Company Benefit Plans	9.03
Company Board	Recitals
Company Bylaws	3.01
Company Capital Stock	3.03(a)
Company Charter	3.01
Company Common Stock	3.03(a)
Company Disclosure Letter	Article III
Company DSU	9.03
Company Indemnified Party	6.07(a)
Company Material Adverse Effect	9.03
Company Material Contract	3.15(b)
Company Notice	5.02(b)
Company Pension Plan	3.10(c)
Company Performance Share	9.03
Company Personnel	9.03
Company Recommendation	3.04(b)
Company Registered Intellectual Property	3.14(a)
Company RSU	9.03
Company SEC Documents	3.06(a)
Company Shareholder Approval	3.04(c)
Company Shareholders Meeting	6.01(c)
Company Stock Awards	9.03
Company Stock Plans	9.03
Company Subsidiary	3.01
Company Takeover Proposal	5.02(e)
Company Termination Fee	6.08(b)
Company Voting Debt	3.03(a)
Confidentiality Agreement	9.03

Defined Term	Section
Confidentiality/Antitrust Protocol	9.03
Consent	3.05(b)
Continuing Employees	6.06(a)
Contract	3.05(a)
Deposit Agreement	9.03
Disclosure Guidance and Transparency Rules	9.03
Dissenting Shares	2.01(g)
EBITDA	5.02(e)
Effective Time	1.03
Employee Benefit Plans	9.03
End Date	8.01(b)(i)
Environmental Law	9.03
ERISA	9.03
Excess Shares	2.02(i)
Exchange Act	3.05(b)
Exchange Agent	2.02(a)
Exchange Fund	2.02(a)
Exchange Ratio	9.03
FCA	4.05(b)
Filed Company Contract	3.15(a)
Filed Company SEC Documents	3.06(c)
Financing	9.03
Form 8-A	4.05(b)
Form F-4	4.05(b)
Form F-6	4.05(b)
FSMA	9.03
FY2016 Bonuses	6.06(d)(i)
FY2017 Bonuses	6.06(d)(ii)
GAAP	3.06(b)
Governance Agreement	Recitals
Governmental Entity	3.05(b)
HSR Act	3.05(b)
HSR Filing	6.03(a)
IFRS	4.06(a)
Indebtedness	9.03
Intellectual Property	9.03
IRS	3.10(a)
Judgment	3.05(a)
Knowledge	9.03
Law	3.05(a)
Liens	3.02(a)
Listing Rules	9.03
LSE	4.06(d)
Market Abuse Regulation	9.03
Material Adverse Effect	9.03
Maximum Premium	6.07(b)
Menthol Regulatory Action	9.03
Merger	Recitals
Merger Consideration	2.01(c)
Multiemployer Plan	9.03
NCBCA	1.01

Defined Term	Section
New Plans	6.06(c)
New Term Loan Facility	9.03
NYSE	2.02(i)
Parent	Preamble
Parent ADSs	Recitals
Parent Adverse Recommendation Change	5.03(a)
Parent Alternative Proposal	5.03(e)
Parent Alternative Transaction	5.03(e)
Parent Articles	4.03(a)
Parent Board	Recitals
Parent Circular	4.05(b)
Parent Disclosure Letter	Article IV
Parent Entities	Preamble
Parent Material Adverse Effect	9.03
Parent Notice	5.03(b)
Parent Ordinary Shares	Recitals
Parent Prospectus	4.05(b)
Parent Public Reports	4.06(a)
Parent Recommendation	4.04(b)
Parent Registered Intellectual Property	4.12(a)
Parent Share Awards	9.03
Parent Share Plans	4.03(a)
Parent Shareholder Approval	4.04(d)
Parent Shareholders Meeting	4.05(b)
Parent Subsidiary	4.01(b)
Parent Termination Fee	6.08(c)
Parent Voting Debt	4.03(a)
PBGC	6.06(e)
Per Share Cash Consideration	2.01(c)(ii)
Per Share Stock Consideration	2.01(c)(i)
Permits	3.01
person	9.03
Plan of Merger	Recitals
Prospectus Rules	9.03
Proxy Statement	3.05(b)
Regulatory Requirement	6.03(c)
Representatives	5.02(a)
Required Company Shareholder Approvals	3.04(c)
Restraints	7.01(f)
Required Payments	4.14(a)
Rollover RSU	9.03
RSU Exchange Ratio	9.03
Sarbanes-Oxley Act	3.06(b)
Schedule 13E-3	3.05(b)
SEC	3.05(b)
Securities Act	3.06(b)
Series A Preferred Stock	3.03(a)
Series B Preferred Stock	3.03(a)
Sub	Preamble
Sub Board	Recitals
Sub Shareholder Approval	4.04(c)

Defined Term	Section
subsidiary	9.03
Superior Parent Alternative Proposal	5.03(e)
Superior Proposal	5.02(e)
Surviving Common Stock	2.01(a)
Surviving Corporation	1.01
Tax Return	9.03
Taxes	9.03
Tobacco Litigation	9.03
Transaction Committee	Recitals
Transactions	1.01
UKLA	4.05(b)
Unaffiliated Shareholder Approval	3.04(c)

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 16, 2017, among British American Tobacco p.l.c., a public limited company incorporated under the laws of England and Wales (“Parent”), BATUS Holdings Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“BATUS” and, together with Parent, the “Parent Entities”), Flight Acquisition Corporation, a North Carolina corporation and an indirect wholly owned subsidiary of Parent (“Sub”), and Reynolds American Inc., a North Carolina corporation (the “Company”).

WHEREAS as of the date hereof, Parent, together with certain of its direct and indirect subsidiaries, owns 601,368,171 shares of Company Common Stock;

WHEREAS the board of directors of the Company (the “Company Board”), having received the unanimous recommendation of the transaction committee (the “Transaction Committee”) of the Company Board, which Transaction Committee is comprised exclusively of all of the Other Directors (as defined in the Governance Agreement, dated as of July 30, 2004, among Parent, Brown & Williamson Tobacco Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent, and the Company (as amended from time to time, the “Governance Agreement”)), has adopted the plan of merger contained in this Agreement (the “Plan of Merger”), whereby Sub shall be merged with and into the Company (the “Merger”), and recommended that the holders of Company Capital Stock approve the Plan of Merger, in each case on the terms and subject to the conditions set forth in this Agreement;

WHEREAS the board of directors of Sub (the “Sub Board”) has adopted the Plan of Merger and recommended that the sole shareholder of Sub adopt and approve the Plan of Merger, in each case on the terms and subject to the conditions set forth in this Agreement;

WHEREAS the board of directors of Parent (the “Parent Board”) has approved the Plan of Merger and the other Transactions (including the issuance of American depositary shares of Parent (“Parent ADSs”) in accordance with the Deposit Agreement, with each such Parent ADS representing, as of the date of this Agreement, two ordinary shares, par value 25 pence per share, of Parent (the “Parent Ordinary Shares”), and the issuance of the Parent Ordinary Shares underlying the Parent ADSs pursuant to the Merger) and recommended that the holders of Parent Ordinary Shares approve the Transactions, in each case on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS the Parent Entities, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the North Carolina Business Corporations Act, as amended (the “NCBCA”), Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, as a result of the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Merger and the other transactions contemplated by this Agreement are referred to in this Agreement collectively as the “Transactions”.

SECTION 1.02. Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m. on the third Business Day following the satisfaction (or, to the extent permitted herein and by applicable Law, waiver) of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction (or, to the extent permitted herein and by applicable Law, waiver) of those conditions), or at such other place, time and date as shall be agreed in writing between Parent and the Company; provided, however, that if and to the extent necessary to consummate all or any portion of the Financing (as determined by Parent in its sole discretion), the Closing shall instead occur on any Business Day specified by Parent (on no less than three Business Days’ prior written notice to the Company) during the five Business Day period beginning on the date of the satisfaction (or, to the extent permitted herein and by applicable Law, waiver) of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction (or, to the extent permitted herein and by applicable Law, waiver) of those conditions). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Effective Time. Prior to the Closing, the Parent Entities shall prepare, and, subject to the terms and conditions set forth in this Agreement, on the Closing Date the Parent Entities and the Company shall file with the Secretary of State of the State of North Carolina, the articles of merger relating to the Merger (the “Articles of Merger”) executed in accordance with the relevant provisions of the NCBCA and shall make all other filings or recordings required under the NCBCA as soon as practicable on or after the Closing Date. The Merger shall become effective at such time as the Articles of Merger are duly filed with such Secretary of State of the State of North Carolina, or at such other time as Parent and the Company shall agree and specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 1.04. Effects. The Merger shall have the effects set forth in Section 55-11-06 of the NCBCA.

SECTION 1.05. Change in Structure. At any time prior to the Effective Time, Parent may change the structural method of effecting the combination with the Company contemplated hereby (including by making appropriate amendments to the provisions of this Article I and of Article II to reflect such alternative structure and to provide for such other changes necessitated thereby) if and to the extent Parent deems such alternative structure to be desirable; provided, however, that no such change shall (a) alter or change in any way (including as to the amount or kind) the Merger Consideration, (b) adversely affect the Tax treatment of holders of Company Common Stock or Company Stock Awards as a result of the Transactions, (c) reasonably be expected to delay the Closing, (d) adversely affect any party’s ability to satisfy any of the conditions set forth in Article VII or (e) require any further Parent Shareholder Approval in the event that the Parent Shareholder Approval has already been obtained, or require any additional action by the holders of Company Common Stock (other than Parent and any Parent Subsidiary); provided, further, that Parent shall provide at least three Business Days notice to the Company prior to making any change pursuant to this Section 1.05.

SECTION 1.06. Articles of Incorporation and Bylaws of the Surviving Corporation. (a) The Company Charter as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(a) The Bylaws of Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Sub shall be replaced by the name of the Surviving Corporation.

SECTION 1.07. Directors. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.08. Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect of the Merger on the Capital Stock of the Constituent Corporations

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, the Parent Entities, Sub or the holder of any shares of Company Capital Stock or any shares of capital stock of Sub:

(a) Capital Stock of Sub. Each share of capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Common Stock”).

(b) Parent-Owned Company Common Stock. Notwithstanding anything to the contrary herein, each issued and outstanding share of Company Common Stock that is owned by Parent or any Parent Subsidiaries immediately prior to the Effective Time shall cease to be outstanding and automatically be canceled at the Effective Time, and no consideration shall be delivered or deliverable in exchange therefor (including, for the avoidance of doubt, pursuant to Section 2.01(c)).

(c) Conversion of Company Common Stock. Subject to Sections 2.01(b), 2.01(g) and 2.02(i), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, the Parent Entities, Sub or the holder of any shares of Company Capital Stock, be converted into the right to receive the following consideration (collectively, the “Merger Consideration”):

(i) the number of Parent ADSs equal to (A) the Exchange Ratio divided by (B) the ADS Ratio (the “Per Share Stock Consideration”), subject to adjustment in accordance with Section 2.01(h); and

(ii) $29.44 in cash, without interest (the “Per Share Cash Consideration”), subject to adjustment in accordance with Section 2.01(h).

(d) Series B Preferred Stock. Notwithstanding anything to the contrary herein, each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding as one share of Series B Preferred Stock, par value $0.01 per share, of the Surviving Corporation.

(e) Discharge of BATUS’s Obligations. BATUS’s obligation to deliver the Merger Consideration may be discharged by BATUS causing such Merger Consideration or any part thereof to be provided by Parent or any Parent Subsidiary to the Exchange Agent, for the benefit of the holders of Company Common Stock, in accordance with the terms and subject to the conditions set forth in this Article II; provided, however, that nothing in this Section 2.01(e) shall relieve BATUS of its obligations hereunder.

(f) Cancelation of Company Common Stock. As of the Effective Time, all shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 2.01(c) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) or (ii) any such shares of Company Common Stock held in book-entry form (“Book-Entry Shares”), in each case, other than any Certificates or Book-Entry Shares representing Dissenting Shares, shall cease to have any rights with respect thereto, except the right to receive (i) the Merger Consideration upon surrender of such Certificate or Book-Entry Share in accordance with Section 2.02, (ii) any dividends or other distributions in accordance with Section 2.02(c) and (iii) any cash to be paid in lieu of any fractional entitlements to Parent ADSs in accordance with Section 2.02(i), in each case without interest.

(g) Dissenting Shares. Notwithstanding anything to the contrary herein, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned by Parent or any Parent Subsidiaries) and which are held by holders of Company

Common Stock who shall have not voted, or caused or permitted to be voted, any shares of Company Common Stock in favor of adoption of the Plan of Merger at the Company Shareholders Meeting and who shall have properly asserted (and not lost or effectively withdrawn) his, her or its appraisal rights for such shares in accordance with Article 13 of the NCBCA (any such shares of Company Common Stock, collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration pursuant to Section 2.01(c). Such holders of Dissenting Shares instead shall only be entitled to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of Article 13 of the NCBCA and in accordance with the provisions of this Section 2.01(g), except that all Dissenting Shares held by holders of Company Common Stock who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost his, her or its right to dissent from the Merger under Article 13 of the NCBCA shall cease to be Dissenting Shares, holders of such shares shall not be entitled to appraisal of such shares of Company Common Stock under Article 13 of the NCBCA and such shares shall be deemed to be converted into and represent the right to receive the Merger Consideration, without any interest thereon, in the manner provided for in Section 2.01(c). From and after the Effective Time, the Dissenting Shares shall automatically be cancelled and shall cease to exist and any holder of Dissenting Shares shall cease to have any rights with respect thereto except (i) as provided in Article 13 of the NCBCA, (ii) as provided in the prior sentence and (iii) the right to receive payment of any dividends or other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such Dissenting Shares in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time. The Company shall (i) give Parent prompt notice of any notice or demand for appraisal of any shares of Company Common Stock or any withdrawals of such demands received by the Company, (ii) give Parent the opportunity to direct and control all negotiations and proceedings with respect to any such demands (provided that Parent shall reasonably consult with the Company with respect to any such proceedings and the Company shall not be required to pay any amounts prior to the Closing in settlement of any such negotiations or proceedings) and (iii) not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or otherwise negotiate any such demands. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Article 13 of the NCBCA shall receive cash payment therefor from the Surviving Corporation from funds provided by BATUS (but only after the amount of the consideration required therefor shall have been agreed upon or finally determined pursuant to the NCBCA).

(h) Adjustments to Prevent Dilution. If at any time during the period between the date of this Agreement and the Effective Time, any change in the number or class of outstanding Parent Ordinary Shares, Parent ADSs or Company Common Stock shall occur by reason of any reclassification, recapitalization, split or combination (including a reverse stock split), exchange, merger, consolidation or readjustment of shares, or any stock dividend thereon with a record date during such period, or any similar transaction or event, the Exchange Ratio, the Per Share Stock Consideration, the Per Share Cash Consideration, the RSU Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately and equitably adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.01(h) shall be construed as permitting the Company, any Parent Entity or Sub to take any action or enter into any transaction otherwise prohibited by this Agreement.

SECTION 2.02. Exchange of Shares. (a) Exchange Agent. Not less than 30 days prior to the anticipated Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration. As of the Effective Time, (i) Parent, on behalf of BATUS, shall have deposited with or provided to the Exchange Agent, or shall have caused to be deposited with or provided to the Exchange Agent, in escrow for the benefit of the holders of Company Common Stock, the aggregate number of Parent ADSs (rounded up to the nearest whole number) to be issued as Merger Consideration, and (ii) BATUS shall have deposited with or provided to the Exchange Agent, in escrow for the benefit of the holders of Company Common

Stock, an amount of cash in U.S. dollars equal to the product of (x) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned by Parent or any Parent Subsidiaries and any Dissenting Shares) and (y) the Per Share Cash Consideration. Parent’s issuance of the Parent Ordinary Shares underlying the Parent ADSs to be issued as Merger Consideration to the depositary of the Parent ADSs shall be in its capacity as nominee, in which case beneficial ownership to such Parent ADSs shall vest at the Effective Time to the applicable holders of Company Common Stock; provided, however, that the vesting of legal title to such Parent ADSs to such holders of Company Common Stock shall be conditional upon compliance by such holders with Section 2.02(b). Following the Effective Time, the Parent Entities shall promptly deposit with the Exchange Agent, from time to time as needed, cash in U.S. dollars sufficient to pay any dividends and other distributions pursuant to Section 2.02(c). All cash and Parent ADSs deposited with or provided to the Exchange Agent by or on behalf of BATUS shall be referred to in this Agreement as the “Exchange Fund”. The Parent Entities will instruct the Exchange Agent to pay the Merger Consideration out of the Exchange Fund in accordance with the terms of this Agreement, and the Exchange Fund shall not be used for any purpose other than the delivery of the Merger Consideration and of any dividends and other distributions pursuant to Section 2.02(c).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, but in any event no later than three Business Days following the Effective Time:

(i) the Parent Entities shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock represented by Certificates as of the Effective Time, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon delivery of such Certificates to the Exchange Agent and shall be in customary form as approved by the Parent Entities and the Company) and (B) instructions for surrendering such Certificates in exchange for Merger Consideration, including cash in lieu of fractional entitlements to Parent ADSs pursuant to Section 2.02(i). Upon the surrender of such Certificates for cancelation to the Exchange Agent together with such letter of transmittal, duly executed and completed and such other documents as may reasonably be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive as promptly as practicable in exchange therefor (1) the number of Parent ADSs representing, in the aggregate, the whole number of Parent ADSs, if any, that such holder has the right to receive as Merger Consideration and (2) an amount of cash, in U.S. dollars, that such holder has the right to receive as Merger Consideration, including cash payable in lieu of fractional entitlements to Parent ADSs pursuant to Section 2.02(i) and dividends and other distributions payable pursuant to Section 2.02(c) (less any required Tax withholding), pursuant to this Article II. In the event of a transfer of ownership of a Certificate that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name such Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a person other than such registered holder or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each share of Company Common Stock represented by a Certificate converted into the right to receive Merger Consideration pursuant to Section 2.01(c) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, cash in lieu of fractional entitlements to Parent ADSs pursuant to Section 2.02(i) and any dividends or other distributions pursuant to Section 2.02(c) as contemplated by this Article II. No dividends or other distributions declared or made with respect to Parent Ordinary Shares and Parent ADSs with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent ADSs issuable upon surrender thereof and in respect of such holder’s Book-Entry Shares until after the surrender of such Certificate in accordance with this Article II. No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(ii) the Parent Entities shall cause the Exchange Agent to mail to each holder of record of Book-Entry Shares as of the Effective Time (other than any Book-Entry Shares representing Dissenting Shares) (A) a notice of the effectiveness of the Merger, (B) a statement reflecting the whole number of Parent ADSs, if any, in the name of such record holder that such holder has the right to receive as Merger Consideration and (C) an amount in cash, in U.S. dollars, that such holder has the right to receive as Merger Consideration, including cash payable in lieu of fractional entitlements to Parent ADSs pursuant to Section 2.02(i) and dividends and other distributions payable pursuant to Section 2.02(c) (less any required Tax withholding), pursuant to this Article II. Holders of Company Common Stock who hold all of their shares of Company Common Stock as Book-Entry Shares will not be required to take any action to receive the Merger Consideration in respect of such shares. Any holder of both shares of Company Common Stock represented by Certificates and by Book-Entry Shares will be required to complete the exchange procedures outlined in paragraph (i) above for such Certificates before such holder will receive the Merger Consideration, including any cash payable in lieu of fractional entitlements to Parent ADSs pursuant to Section 2.02(i) and dividends and other distributions payable pursuant to Section 2.02(c) (less any required Tax withholding), pursuant to this Article II.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock converted into the right to receive Merger Consideration pursuant to Section 2.01(c), subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by BATUS, on a daily basis; provided that (i) such investments will be in obligations of, or guaranteed by, the United States of America or rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, and (ii) no gain or loss thereon shall affect the amounts payable to the holders of Company Common Stock following completion of the Merger pursuant to this Article II and the Parent Entities shall take all actions necessary to ensure that the Exchange Fund includes cash sufficient to satisfy BATUS’s obligation under this Article II. Subject to the Parent Entities’ respective obligations pursuant to this Article II, any interest and other income resulting from such investments shall be paid to BATUS.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock after one year after the Effective Time shall be delivered upon demand to BATUS, as nominee for any holder of Company Common Stock who has not theretofore complied with this Article II, and any such holder of Company Common Stock shall thereafter look only to BATUS, or if BATUS has insufficient funds to satisfy any such claim, Parent, for payment of its claim for Merger Consideration, any cash in lieu of fractional entitlements to Parent ADSs and any dividends or other distributions to which such holder is entitled pursuant to this Article II, in each case without any interest thereon and subject to applicable Law. If any Certificate or Book-Entry Share has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity), any such Parent ADSs, cash, dividends or other distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto; provided that, to the extent that any such Parent ADSs in respect of such Certificate or Book-Entry Share cannot become the property of the Surviving Corporation under applicable Law, such Parent ADSs shall be sold, on behalf of such holders of Company Common Stock, and the proceeds shall become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(f) No Liability. None of Parent, BATUS, Sub, the Company or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Corporation will cause the Exchange Agent to deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, any cash in lieu of fractional entitlements to Parent ADSs and any dividends or other distributions to which such holder is entitled pursuant to this Article II.

(h) Withholding Rights. Notwithstanding anything to the contrary herein, Parent, any Parent Subsidiary or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock pursuant to this Agreement any amounts that may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign Tax Law. Any such amounts deducted and withheld shall be treated for all purposes of this Agreement as having been paid to such holder of Company Common Stock. Notwithstanding the above, if Parent determines that any deduction or withholding is required in respect of a payment pursuant to this Agreement and the Transactions contemplated herein, the parties hereto shall cooperate with one another and use reasonable efforts to reduce or eliminate such deduction or withholding to the extent allowed under applicable Law.

(i) No Fractional Shares. No certificates, American depositary receipts or scrip representing fractional Parent ADSs shall be distributed upon the conversion of Company Common Stock pursuant to Section 2.01, no dividends or other distributions of Parent shall relate to such fractional Parent ADS interests and such fractional Parent ADS interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent. All fractional entitlements to a Parent ADS to which a single record holder of Company Common Stock would be otherwise entitled to receive shall be aggregated by the Exchange Agent and rounded to three decimal points. In lieu of such fractional Parent ADS entitlements, the Parent Entities shall pay to each holder of a Certificate (upon surrender thereof as provided in this Article II) or Book-Entry Share an amount in cash in U.S. dollars, without interest, rounded to the nearest cent, as determined below. As promptly as practicable after the Effective Time, the Exchange Agent shall determine the excess of (i) the aggregate number of Parent ADSs (rounded up to the nearest whole number) to be issued as Merger Consideration over (ii) the aggregate whole number of Parent ADSs to be distributed to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article II and after giving effect to this Section 2.02(i) (such excess being herein referred to as the “Excess Shares”). As promptly as practicable after the Effective Time, the Exchange Agent, as agent for the applicable holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then-prevailing prices on the New York Stock Exchange (the “NYSE”), all in the manner provided herein. The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to such holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in escrow for the benefit of such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to such holders of Certificates or Book-Entry Shares shall be reduced by any and all commissions, transfer Taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds (subject to customary rounding) to which each applicable holder of Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the net proceeds from the sale of Excess Shares on the NYSE as contemplated above by a fraction, the numerator of which is the amount of the fractional Parent ADS interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares exchanged by such holder) and the denominator of which is the aggregate amount of fractional Parent ADS interests to which all applicable holders of Certificates or Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash to be paid to such holders of Certificates or Book-Entry Shares with respect to any fractional Parent ADS interests, the Exchange Agent shall promptly pay such amounts, subject to customary rounding, to such holders subject to and in accordance with this Section 2.02(i). The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional Parent ADS entitlements is not separately bargained-for consideration but merely represents a mechanical rounding off as the Deposit Agreement does not permit the issuance of fractional Parent ADSs.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to the Parent Entities and Sub that, except (a) as set forth in the disclosure letter dated the date of this Agreement (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure letter relates; provided, however, that any information set forth in one section of such disclosure letter shall be deemed to apply to each other Section or subsection thereof or hereof to which its relevance is reasonably apparent) delivered by the Company to the Parent Entities and Sub prior to the execution of this Agreement (the “Company Disclosure Letter”) or (b) as disclosed in the Filed Company SEC Documents (excluding any disclosures contained in any part of any Filed Company SEC Document entitled “Risk Factors”, disclosures set forth in any “Forward-Looking Statements” disclaimer or any other disclosures set forth in the Filed Company SEC Documents to the extent they are cautionary, non-specific or predictive in nature; it being understood that any factual information contained within such headings, disclosures or statements shall not be excluded):

SECTION 3.01. Organization, Standing and Power. Each of the Company and each subsidiary of the Company (each, a “Company Subsidiary”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and each Company Subsidiary has all requisite corporate power and authority and has obtained all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders, registrations, clearances and approvals (collectively, “Permits”) necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such Permits the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or license necessary, other than jurisdictions in which the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the Amended and Restated Articles of Incorporation of the Company (the “Company Charter”) and the Amended and Restated Bylaws of the Company (the “Company Bylaws”), in each case as amended through the date of this Agreement.

SECTION 3.02. The Company Subsidiaries; Equity Interests. (a) All of the outstanding shares of capital stock of, or other equity, voting or ownership interests in, each Company Subsidiary have been validly issued and are fully paid and, to the extent applicable, nonassessable, and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, claims, liens, charges, mortgages, encumbrances, hypothecation, assignments and security interests of any kind or nature whatsoever (collectively, “Liens”) and free and clear of any other restriction (including any restriction on the right to vote, sell or dispose of such capital stock or other equity, voting or ownership interests), except for restrictions imposed by applicable securities Laws or pursuant to the Governance Agreement.

(b) Except for the capital stock of, or other equity, voting or ownership interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, as of the date of this Agreement, directly or indirectly, any capital stock of, or other equity, voting or ownership interests in, or any interest convertible into or exchangeable for any capital stock of, or other equity, voting or ownership interests in, any person.

SECTION 3.03. Capital Structure. (a) The authorized capital stock of the Company consists of 3,200,000,000 shares of common stock, par value $0.0001, of the Company (the “Company Common Stock”) and 100,000,000 shares of preferred stock, par value $0.01 per share (such preferred stock, together with the Company Common Stock, the “Company Capital Stock”), of which 4,000,000 shares are designated as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”) and 1,000,000 shares are designated as Series B Preferred Stock (the “Series B Preferred Stock”). At the close of business on January 12, 2017, (i) 1,425,934,305 shares of Company Common Stock were outstanding, none of which were held by any Company Subsidiary, (ii) 7,073,244 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans in respect of outstanding awards, including (A) Company RSUs with respect to 137,686 shares of Company Common Stock, (B) 390,449 shares of Company Common Stock with respect to Company DSUs that are settled in Company Common Stock and 246,049 shares of Company Common Stock with respect to Company DSUs that are settled in cash, and (C) Company Performance Shares with respect to 6,299,060 shares of Company Common Stock, assuming achievement of applicable performance goals at maximum level, (iii) no shares of Series A Preferred Stock were outstanding and (iv) 1,000,000 shares of Series B Preferred Stock were issued and outstanding, all of which were held by a Company Subsidiary. Except as set forth above, at the close of business on January 12, 2017, no shares of capital stock of, or other equity, voting or ownership interests in, the Company were issued, reserved for issuance or outstanding. All outstanding shares of Company Capital Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the NCBCA, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or otherwise bound (other than any Contracts to which Parent or any Parent Subsidiary is a party or otherwise bound). There is no Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Capital Stock may vote (“Company Voting Debt”). Except as set forth above, as of the date of this Agreement there are no options, warrants, rights, convertible or exchangeable securities, other securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (other than any Contracts, arrangements or undertakings to which Parent or any Parent Subsidiary is a party or by which any of them is bound) (x) other than as may be required by the Governance Agreement, obligating the Company or any Company Subsidiary to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, additional shares of capital stock of or other equity, voting or ownership interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity, voting or ownership interest in, the Company or any Company Subsidiary or any Company Voting Debt, (y) obligating the Company or any Company Subsidiary to issue, grant, sell, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, arrangement or undertaking or (z) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the capital stock of the Company or any Company Subsidiary. As of the date of this Agreement, there are not any outstanding contractual obligations of the Company or any Company Subsidiary to (i) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity, voting or ownership interests in, the Company or any Company Subsidiary or (ii) vote or dispose of any shares of capital stock of, or other equity, voting or ownership interest in, any Company Subsidiaries.

(b) During the period from the close of business on January 12, 2017 to the date of this Agreement, there have been no issuances, distributions or dividends by the Company of any shares of capital stock of, or other equity, voting or ownership interests in, the Company other than issuances of shares of Company Common Stock in connection with the vesting or settlement of Company Stock Awards in accordance with their terms. To the Knowledge of the Company, there are no irrevocable proxies and no voting agreements with respect to any shares of the capital stock or other voting securities of the Company or any Company Subsidiary, other than pursuant to the Governance Agreement.

SECTION 3.04. Authority; Execution and Delivery; Enforceability. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, subject, in the case of the Merger, to receipt of the Company Shareholder Approval. The execution and delivery by the Company of this Agreement, the performance by it of its obligations hereunder and the consummation by the Company of the Transactions have been or will be duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Shareholder Approval. The Company has duly executed and delivered this Agreement, and, assuming this Agreement constitutes a valid and binding obligation of the Parent Entities and Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) The Company Board, having received the unanimous recommendation of the Transaction Committee, at a meeting duly called and held, duly adopted resolutions (i) adopting this Agreement, the Plan of Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders (other than Parent and its affiliates), (iii) recommending that the Company’s shareholders approve the Plan of Merger (the “Company Recommendation”) and (iv) declaring that this Agreement and the Plan of Merger are advisable, which resolutions have not been subsequently rescinded, modified or withdrawn in any way except as permitted by Section 5.02. The Company is not subject to the restrictions set forth in Article 9 or Article 9A of the NCBCA, and no other “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or Federal Laws in the United States applicable to the Company is applicable to this Agreement, the Merger and the other Transactions. To the Knowledge of the Company, no other state takeover statute or similar statute or regulation applies or purports to apply to the Company with respect to this Agreement, the Merger or any other Transaction.

(c) The only votes of holders of any class or series of Company Capital Stock necessary to approve this Agreement and the Plan of Merger are the approval of the Plan of Merger by the holders of a majority of the outstanding shares of Company Capital Stock entitled to vote thereon (the “Company Shareholder Approval”) and by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon and present (in person or by proxy) and voting at the Company Shareholders Meeting that are not owned, directly or indirectly, by Parent, any Parent Subsidiary or any Company Subsidiary (the “Unaffiliated Shareholder Approval” and, together with the Company Shareholder Approval, the “Required Company Shareholder Approvals”). The Required Company Shareholder Approvals are the only approvals required by the holders of Company Capital Stock, or any of them, to consummate the Merger.

SECTION 3.05. No Conflicts; Consents. (a) The execution and delivery by the Company of this Agreement and the performance by it of its obligations hereunder do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not (i) conflict with, or result in any violation of any provision of, the Company Charter, the Company Bylaws or the comparable organizational documents of any Company Subsidiary (assuming the Company Shareholder Approval is obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation under, or loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of any material contract, commitment, obligation, lease, license, indenture, note, debenture, bond, guarantee, agreement, permit, concession, franchise or other instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound (other than any material Contracts to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound) or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 3.05(b), any judgment, order or decree (“Judgment”) or statute, law, ordinance, rule or regulation (“Law”), in each case applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Shareholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 3.05(a), effects resulting from or arising in connection with the execution, delivery or performance of this Agreement, as set forth in clause (d) of the definition of the term “Material Adverse Effect”, will not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impair the ability of the Company to perform its obligations hereunder or consummate the Merger.

(b) No consent, waiver, approval, license, Permit, order or authorization (“Consent”) of or from, or registration, declaration, notice or filing with or made to any domestic or foreign (whether national, Federal, state, provincial, local or otherwise) government or any court of competent jurisdiction, administrative agency, taxing authority or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) or the expiry of any related waiting period is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance by the Company of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other mandatory or appropriate merger control filings and notifications in respect of the Transactions, (ii) the filing with the Securities and Exchange Commission (the “SEC”) of (A) a proxy statement relating to the approval of this Agreement by the Company’s shareholders (as amended or supplemented from time to time, the “Proxy Statement”), (B) a Rule 13e-3 Transaction Statement on Schedule 13E-3 relating to the Merger (the “Schedule 13E-3”) and (C) such reports under Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as may be required in connection with this Agreement, the Merger and the other Transactions, (iii) the filing of the Articles of Merger with the Secretary of State of the State of North Carolina and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) such filings with and approvals of the Bureau of Alcohol, Tobacco, Firearms and Explosives, state licensing authorities and state taxing authorities as are required to consummate the Transactions, (v) compliance with and such filings as may be required under applicable Environmental Laws and (vi) such other items that the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 3.05(b), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (d) of the definition of the term “Material Adverse Effect”, will not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impair the ability of the Company to perform its obligations hereunder or consummate the Merger.

SECTION 3.06. SEC Documents; Undisclosed Liabilities. (a) The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed with the SEC by the Company since January 1, 2015 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, being referred to collectively as the “Company SEC Documents”).

(b) Each Company SEC Document (i) at the time filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement or the Closing Date, then at the time of such filing or amendment), complied as to form in all material respects with the requirements of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), the Exchange Act and the Securities Act of 1933, as amended (the “Securities Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement or the Closing Date, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited interim financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments). Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the NYSE with respect to the Company SEC Documents and the statements contained in such certifications are complete and correct. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(c) Except as set forth in the Company SEC Documents filed by the Company with the SEC and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”), or as incurred in the ordinary course of business since the date of the last balance sheet included in the Filed Company SEC Documents, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that are required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto and that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(d) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets that could have a material effect on the Company’s financial statements.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. To the Knowledge of the Company, as of the date of this Agreement, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents.

(f) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the

Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Documents.

(g) Since January 1, 2016, none of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(h) Except for Lorillard, Inc., none of the Company Subsidiaries is, or has at any time since January 1, 2015, been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(i) The Company is, and since January 1, 2015 has been, in compliance in all material respects with all applicable listing and corporate governance rules and requirements of the NYSE.

SECTION 3.07. Disclosure Documents. (a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders in connection with the Merger and the other Transactions, including the Proxy Statement and the Schedule 13E-3, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder.

(b) (i) At the time the Proxy Statement or any amendment or supplement thereto is first mailed to holders of Company Capital Stock, and at the time such shareholders vote on adoption of this Agreement, the Proxy Statement, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) at the time the Schedule 13E-3 or any amendment or supplement thereto becomes effective, the Schedule 13E-3, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company in this Section 3.07 with respect to statements made or incorporated by reference therein based on information supplied by any Parent Entity or Sub specifically for inclusion or incorporation by reference in such documents.

(c) None of the information supplied or to be supplied by the Company, any Company Subsidiary or the Company’s Representatives for inclusion or incorporation by reference in the Form F-4 will, at the time the Form F-4 is filed with the SEC, at any time it is amended or supplemented and at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. None of the information supplied or to be supplied by the Company, any Company Subsidiary or the Company’s Representatives for inclusion or incorporation by reference in the Parent Circular or the Parent Prospectus will, at the time the Parent Circular is first mailed to holders of Parent Ordinary Shares, at the time the Parent Prospectus is first published, at the time of any amendment or supplement of the Parent Circular or the Parent Prospectus and at the time of the Parent Shareholders Meeting, contain any information which is not in accordance with the facts or which omits anything likely to affect the import of such information.

SECTION 3.08. Absence of Certain Changes or Events. During the period since January 1, 2016, (a) other than in connection with the Transactions, the Company has conducted its business in the ordinary course consistent with past practice in all material respects and (b) there has not been any change, effect, event, circumstance, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.09. Taxes. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has duly filed all U.S. Federal, state, local and foreign Tax Returns required to be filed by any of them, taking into account any extensions of time within which to file (all such Tax Returns being accurate and complete) and has duly paid or made provisions for the payment of all Taxes that have been incurred or are due or claimed to be due from them by Federal, state, foreign or local taxing authorities (other than Taxes that are not yet delinquent or that are being contested in good faith, have not been finally determined and are covered by adequate reserves in accordance with GAAP in the Filed Company SEC Documents).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has agreed to or granted any extension or waiver of the limitation period applicable to any Taxes or Tax Returns, which extension or waiver is currently in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has properly and timely withheld or collected and timely paid over to the appropriate taxing authority (or each is properly holding for such timely payment) all amounts of Taxes required to be withheld, collected and paid over by applicable Law.

(d) Neither the Company nor any of the Company Subsidiaries has engaged in a transaction that constitutes a “listed transaction” for purposes of Section 6011 of the Code and the applicable Treasury Regulations thereunder (or any similar provision of state, local or foreign Tax Law).

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no written claim has been made in the past three years by a taxing authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that any of them is or may be subject to Tax by such jurisdiction.

SECTION 3.10. Benefits and Labor Matters; ERISA Compliance. (a) Section 3.10(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan. The Company has made available to Parent true and complete copies of (i) each material Company Benefit Plan, including any amendment thereto (except that, for Company Benefit Plans that are expressed in form documents that are identical or virtually identical, for more than one participant, the Company has made available the form of such Company Benefit Plan), or, in the case of any unwritten material Company Benefit Plan, a description thereof, (ii) the most recent annual report on Form 5500 (or any comparable form) filed with the U.S. Internal Revenue Service (the “IRS”) (or any comparable Governmental Entity) with respect to each material Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each material Company Benefit Plan for which such summary plan description is required, (iv) each trust agreement and group annuity contract relating to each material Company Benefit Plan (if any) and (v) the most recent financial statements and actuarial reports for each material Company Benefit Plan (if any).

(b) Each Company Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code (or qualified or registered under any comparable provision under applicable foreign Law) has received a favorable determination letter from the IRS (or any comparable Governmental Entity) or is entitled to rely upon a favorable advisory or opinion letter issued by the IRS (or any comparable Governmental Entity), and, to the Knowledge of the Company, no fact, development or event has occurred or exists since the date of such determination, advisory or opinion letter that would be reasonably likely to result in the loss of the qualified status of any such Company Benefit Plan.

(c) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) no Company Benefit Plan which is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code or Section 4971 of the Code (or any comparable provisions under applicable foreign Law) (a “Company Pension Plan”) has failed to meet any “minimum funding standards”, as applicable (as such terms are defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, (ii) none of the Company, any Company Subsidiary, any officer of the Company or any Company Subsidiary or any Company Benefit Plans which are subject to ERISA, including the Company Pension Plans, any trust created thereunder or, to the Knowledge of the Company, any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code, whether or not subject to ERISA) or any other breach of fiduciary responsibility that could subject the Company, any Company Subsidiary or any officer of the Company or any Company Subsidiary to the Tax or penalty on prohibited transactions imposed by the Code, ERISA or other applicable Law, (iii) within the six-year period ending on the date of this Agreement, no Company Pension Plans or related trusts have been terminated, nor is there any intention or expectation to terminate any Company Pension Plans or related trusts, (iv) no Company Pension Plans or related trusts are the subject of any proceeding by any person, including any Governmental Entity, that would be reasonably expected to result in a termination of any Company Pension Plan or related trust and (v) there has not been any “reportable event” (as that term is defined in Section 4043 of ERISA, whether or not subject to ERISA) with respect to any Company Pension Plan during the last six years as to which the 30-day advance-notice requirement has not been waived.

(d) Neither the Company nor any Commonly Controlled Entity with respect to the Company has, or within the past six years had, contributed to, been required to contribute to or incurred any “withdrawal liability” (within the meaning of Title IV of ERISA) or any other material liability with respect to, any Multiemployer Plan.

(e) No Company Benefit Plan provides medical or other welfare benefits to any Company Personnel, or any spouse or dependent of any such person, beyond their retirement or other termination of service, other than coverage mandated by applicable Law or where the expense of such benefits are fully paid by the recipient of such benefits, and no circumstances exist that would reasonably be expected to result in the Company or any Company Subsidiary becoming obligated to provide such benefits.

(f) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other Laws applicable to such Company Benefit Plan, (ii) the Company and all Commonly Controlled Entities with respect to the Company are in compliance with ERISA, the Code and all other Laws applicable to the Company Benefit Plans and (iii) all contributions required to be made to any Company Benefit Plan by applicable Law, regulation, any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date of this Agreement have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the financial statements set forth in the Filed Company SEC Documents to the extent required by GAAP.

(g) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits.

(h) Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions (alone or in combination with any other event, including any termination of employment on or after the Effective Time) will (i) entitle any Company Personnel to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Company Benefit Plan or (iii) result in any breach or violation of, default under or limit the Company’s right to amend, modify or terminate any Company Benefit Plan.

(i) No Company Personnel (i) is currently receiving any severance or separation pay from the Company or any Company Subsidiary in an amount that is material to the Company and the Company Subsidiaries, taken as a whole, (ii) has received any loan from the Company or any Company Subsidiary that has an outstanding balance that is material to the Company and the Company Subsidiaries, taken as a whole, (iii) has received or is reasonably expected to receive any payment or benefit from the Company or any Company Subsidiary pursuant to a Company Benefit Plan in effect on or before the Closing Date that would not be deductible by such entity as a result of Section 280G of the Code or (iv) is entitled to receive any gross-up, make-whole or other additional payment by reason of any Tax being imposed on such person as a result of Section 409A or 4999 of the Code.

(j) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) there are no labor disputes, strikes, work stoppages, slowdowns or lockouts with respect to any employees of the Company or any Company Subsidiary pending or, to the Knowledge of the Company, threatened and, since June 12, 2015, there has not been any such action, (ii) to the Knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any Company Subsidiary, (iii) as of the date of this Agreement, there is no unfair labor practice charge or complaint or other Action pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any similar Governmental Entity and (iv) the Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws respecting (A) employment and employment practices, (B) terms and conditions of employment and (C) unfair labor practices (in each case, including applicable Laws regarding wage and hour requirements, correct classification of independent contractors and of employees as exempt and non-exempt, immigration status, discrimination in employment, workers’ compensation, employee health and safety and collective bargaining).

SECTION 3.11. Litigation. There is no, and since January 1, 2015, there has been no, Action pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, except for (i) Tobacco Litigation and (ii) Actions that individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. There is no, and since January 1, 2015, there has been no, Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity involving, the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, except for any Tobacco Litigation. Neither the Company nor any of the Company Subsidiaries has retained or assumed, either contractually or, to the Knowledge of the Company, by operation of Law, any liabilities or obligations that would reasonably be expected to form the basis of any Action against the Company or any of the Company Subsidiaries, except for liabilities or obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.12. Compliance with Applicable Laws; Regulatory Matters. The Company and the Company Subsidiaries are, and since January 1, 2015 have been, in compliance with all applicable Laws and all Permits issued thereunder, except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written communication during the period since January 1, 2015 from any person that alleges that the Company or a Company Subsidiary has any liability under, or is not in compliance with, any applicable Law or any Permit issued thereunder, except for such liabilities and instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. This Section 3.12 does not relate to matters with respect to Taxes, which are the subject of Section 3.09, benefits and labor matters, which are the subject of Section 3.10, or Intellectual Property, which is the subject of SECTION 3.14.

SECTION 3.13. Title to Properties. (a) The Company and each of the Company Subsidiaries has good and valid title to, and with respect to real property owned by the Company or any Company Subsidiary, marketable and insurable fee simple interest in, or valid license or leasehold interests in, all of its tangible properties and assets except for defects in title, easements, restrictive covenants and similar encumbrances or impediments that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. All such assets and properties, other than assets and properties in which the Company or any of the Company Subsidiaries has a license or leasehold interests, are free and clear of all conditions, encroachments, easements, rights of way, restrictions and Liens except for such conditions, encroachments, easements, rights of way, restrictions and Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company and each of the Company Subsidiaries has complied with the terms of all leases to which it is a party, and all leases to which the Company or any Company Subsidiary is a party are in full force and effect, except for such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is in possession of the properties or assets purported to be leased under all its leases, except for such failures to have such possession as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.14. Intellectual Property.

(a) All issued patents, pending patent applications, registered trademarks, pending applications for registration of trademarks, registered copyrights, copyright applications and domain names, in each case, owned directly by the Company or any Company Subsidiary (the foregoing being, collectively, the “Company Registered Intellectual Property”) is subsisting and unexpired, and, to the Knowledge of the Company, valid and enforceable, except for, in each case, Company Registered Intellectual Property the failure of which to be subsisting, unexpired, valid or enforceable, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, all Registered Company Intellectual Property is exclusively owned by the Company or a Company Subsidiary.

(b) The Company and the Company Subsidiaries own, or are validly licensed or otherwise have the right to use, in each case free and clear of any Liens other than nonexclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, all Intellectual Property used in or necessary to carry on its business as now being conducted and as planned to be conducted, except for Intellectual Property the failure of which to own or have the right to use, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The consummation of the Transactions will not conflict with the rights of the Company or any Company Subsidiary in its Intellectual Property, except for conflicts that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c) None of the Company or any Company Subsidiary has, since January 1, 2015, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property or other proprietary information of any other person, except for any such infringement, misappropriation or other conflict that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. During the period since January 1, 2015 (i) none of the Company or any Company Subsidiary has received any written or, to the Knowledge of the Company, oral charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other conflict (including any claim that the Company or any Company Subsidiary must license or refrain from using any Intellectual Property or other proprietary information of any other person), and (ii) none of the Company or any Company Subsidiary is party to or the subject of any pending or, to the Knowledge of the Company, threatened, Action before or by any Governmental Entity with respect to any such infringement, misappropriation or conflict, except for, in the case of each of subclauses (i) and (ii), such charges, complaints, claims, demands, notices and Actions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no other person has, since January 1, 2015, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property owned by, licensed to or otherwise used by the Company or any Company

Subsidiary, except for any such infringement, misappropriation or other conflict that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) (i) The Company and each Company Subsidiary has used commercially reasonable efforts intended to maintain in confidence all confidential information used or held for use by the Company in the operation of its business, and (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, none of the Company or the Company Subsidiaries has disclosed any material confidential information owned by the Company or any of the Company Subsidiaries to any other person (except in the ordinary course of business consistent with past practice and subject to obligations of confidence).

(e) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has established privacy compliance policies and is in substantial compliance with, and since January 1, 2015 has been in substantial compliance with, its respective privacy policies and any applicable Laws relating to personally identifiable information. There are no, and since January 1, 2015 have been no, material failures of or interruptions to and, to the Knowledge of the Company there has been no unauthorized access to or use by a third party of, the information technology systems and equipment owned or leased by the Company or any of the Company Subsidiaries.

SECTION 3.15. Contracts. (a) Neither the Company nor any Company Subsidiary is a party to any Contract required to be filed by the Company as a “Material Contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed (a “Filed Company Contract”).

(b) Section 3.15(b) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each of the following types of Contracts (each such Contract and each Filed Company Contract, a “Company Material Contract”) to which the Company or any Company Subsidiary is a party (other than any Contracts to which Parent or any Parent Subsidiary is a party):

(i) any material Contract granting any person other than the Company or any Company Subsidiary a right of first refusal, first offer or other right to purchase any asset of the Company or any Company Subsidiary;

(ii) any loan or credit agreement, bond, indenture, note, promissory note or other agreement pursuant to which any Indebtedness of the Company or any Company Subsidiary in excess of $200,000,000 is outstanding or may be incurred;

(iii) any Contract for the purchase or other acquisition by the Company or any Company Subsidiary of goods or services or other assets that provides for annual payments by the Company or any Company Subsidiary in excess of $200,000,000, other than in the ordinary course of business;

(iv) any Contract providing for the sale or other disposition after the date of this Agreement by the Company or any Company Subsidiary to another person of goods or services for an amount in excess of $200,000,000, other than in the ordinary course of business;

(v) any partnership, joint venture or other similar Contract or arrangement involving invested capital of over $50,000,000 or producing over $50,000,000 in annual revenue;

(vi) any Contract relating to the acquisition or disposition of any business (whether by merger, consolidation, sale or purchase of stock, sale or purchase of assets or otherwise) or the making of any capital expenditures, in each case after the date of this Agreement, in excess of $200,000,000;

(vii) any license, assignment or similar Contract pursuant to which any third party has rights under any material Intellectual Property owned by the Company or any Company Subsidiary or through which the Company or any Company Subsidiary acquires rights under any third party Intellectual Property material to its business, in each case having in excess of $50,000,000 in annual revenue, but excluding (A) Contracts for generally commercially available computer software, (B) confidentiality and non-disclosure agreements and similar Contracts, (C) Contracts with suppliers, manufacturers, distributors and other service providers entered into in the ordinary course of business, and (D) invention assignment agreements and similar Contracts entered into with officers, employees, consultants, independent contractors or service providers of the Company or any Company Subsidiary;

(viii) any Contract that would restrict the ability of the Company or the Company Subsidiaries to compete in any business or with any person in any geographic area in a manner that would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole; or

(ix) any Contract pursuant to which the Company or any Company Subsidiary has material continuing “earn-out” or other contingent payment obligations, in each case, with maximum aggregate payments or liabilities in excess of $50,000,000.

(c) None of the Company, any of the Company Subsidiaries or, to the Knowledge of the Company, any other party thereto is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Company Material Contract (including, for purposes of this Section 3.15(c), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement), except for violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. True and complete copies of each Company Material Contract, as amended through the date of this Agreement, including all attachments, schedules and exhibits thereto, have been made available to Parent prior to the date of this Agreement. Each Company Material Contract (including, for purposes of this Section 3.15(c), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or the Company Subsidiary party thereto and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, and is in full force and effect.

SECTION 3.16. Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other similar person, other than Goldman, Sachs & Co., J.P. Morgan Securities LLC and Lazard Frères & Co. LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company. The Company has made available to Parent true and complete copies of all agreements between the Company (or the Transaction Committee) and Goldman, Sachs & Co., J.P. Morgan Securities LLC or Lazard Frères & Co. LLC relating to the Merger and the other Transactions.

SECTION 3.17. Opinions of Financial Advisors. The Transaction Committee has received an opinion of Goldman, Sachs & Co., and the Company Board has received separate opinions of each of Goldman, Sachs & Co., J.P. Morgan Securities LLC and Lazard Frères & Co. LLC, in each case to the effect that, as of the applicable date of each such opinion, and based upon and subject to the limitations, qualifications, assumptions and conditions set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock (other than Parent or any of the Parent Subsidiaries) in the Merger or pursuant to this Agreement, as applicable, is fair, from a financial point of view, to such holders. Promptly after the execution of this Agreement, the Company will furnish to Parent, solely for informational purposes, true and complete copies of such written opinions.

SECTION 3.18. Insurance. As of the date of this Agreement, no written notice of cancelation or threat thereof in writing with respect to any insurance policy under which the Company or any Company Subsidiary is an insured has been received. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) such insurance policies are, and during the periods of time such policies purported to be in effect, have been continuously, in full force and effect and (b) neither the Company nor any Company Subsidiary is in breach in any material respect or in default, whether as to payment of premium or otherwise, under the terms of any such policy, nor, to the Knowledge of the Company, has the Company or any Company Subsidiary done or omitted to do any act or thing which could render any such insurance policy void or voidable.

ARTICLE IV

Representations and Warranties of Parent, BATUS and Sub

Parent, BATUS and Sub, jointly and severally, represent and warrant to the Company that, except (a) as set forth in the disclosure letter dated the date of this Agreement (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure letter relates; provided, however, that any information set forth in one section of such disclosure letter shall be deemed to apply to each other Section or subsection thereof or hereof to which its relevance is reasonably apparent) delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) or (b) as disclosed in the Parent Public Reports made publicly available prior to the date of this Agreement (excluding any disclosures contained in any part of any Parent Public Report entitled “Risk Factors”, disclosures set forth in any “Forward-Looking Statements” disclaimer or any other disclosures set forth in the Parent Public Reports to the extent they are cautionary, non-specific or predictive in nature; it being understood that any factual information contained within such headings, disclosures or statements shall not be excluded):

SECTION 4.01. Organization, Standing and Power. (a) Each of Parent, BATUS and Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each of Parent, BATUS and Sub has all requisite corporate power and authority and has obtained all Permits necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such Permits the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent, BATUS and Sub are duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or license necessary, other than jurisdictions in which the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company true and complete copies of the organizational documents of Parent, BATUS and Sub, in each case as amended through the date of this Agreement.

(b) Each subsidiary of Parent (each, a “Parent Subsidiary”) other than BATUS and Sub (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), (ii) has all requisite corporate power and authority and has obtained all Permits necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted and (iii) is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or license necessary, except for such variances from the matters set forth in any of clauses (i), (ii) or (iii) as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) All of the issued and outstanding shares of capital stock of BATUS have been validly issued, are fully paid and nonassessable and are owned by Parent or one or more other Parent Subsidiaries.

SECTION 4.02. Sub. (a) Since the date of its incorporation, Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b) All of the issued and outstanding shares of capital stock of Sub have been validly issued, are fully paid and nonassessable and are owned by Parent or by one or more other Parent Subsidiaries, free and clear of all Liens.

SECTION 4.03. Capital Structure. (a) At the close of business on January 13, 2017, 2,027,019,539 Parent Ordinary Shares were in issue, including: 162,645,590 Parent Ordinary Shares held in treasury and 64,104,930 Parent Ordinary Shares represented by 31,993,191 Parent ADSs and, of which, 5,301,012 Parent Ordinary Shares were held in trust to satisfy Parent’s share-based compensation arrangements (the “Parent Share Plans”). At the close of business on January 13, 2017, 6,252,884 Parent Share Awards over Parent Ordinary Shares were outstanding which may be satisfied by the allotment of new Parent Ordinary Shares from time to time or by a transfer of Parent Ordinary Shares held in trust. Except as set forth above, at the close of business on January 13, 2017, no Parent Ordinary Shares, or other equity, voting or ownership interests in, Parent were issued or reserved for issuance. All Parent Ordinary Shares in issue are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued and fully paid and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the UK Companies Act 2006, the articles of association of Parent (the “Parent Articles”) or any Contract to which Parent is a party or otherwise bound (other than any Contracts to which the Company or any Company Subsidiary is a party or otherwise bound). The Parent ADSs to be issued as Merger Consideration will, when issued, be legally issued, entitle the holders thereof to the rights specified in the Deposit Agreement, and not be subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the UK Companies Act 2006, the Parent Articles or any Contract to which Parent is a party or otherwise bound (other than any Contracts to which the Company or any Company Subsidiary is a party or otherwise bound). There is no Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Ordinary Shares may vote (“Parent Voting Debt”). Except for awards pursuant to the Parent Share Plans, as of the date of this Agreement there are no options, warrants, rights, convertible or exchangeable securities, other securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Parent is a party or by which it is bound (other than any Contracts, arrangements or undertakings to which the Company or any Company Subsidiary is a party or by which any of them is bound) (x) obligating Parent to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, additional shares of, or other equity, voting or ownership interests in, or any security convertible or exercisable for or exchangeable into any shares of or other equity, voting or ownership interest in, Parent or any Parent Voting Debt, (y) obligating Parent to issue, grant, sell, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, arrangement or undertaking or (z) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Parent Ordinary Shares. As of the date of this Agreement, there are not any outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of, or other equity, voting or ownership interests in, Parent.

(b) During the period from the close of business on January 13, 2017 to the date of this Agreement, there have been no dividends, distributions or issuances by Parent of Parent Ordinary Shares, or other equity, voting or ownership interests in, Parent other than issuances of Parent Ordinary Shares in connection with the vesting, settlement or exercise of awards, as applicable, pursuant to Parent Share Plans in accordance with their terms. To the Knowledge of Parent, there are no irrevocable proxies and no voting agreements with respect to any shares of the capital stock or other voting securities of Parent.

SECTION 4.04. Authority; Execution and Delivery; Enforceability. (a) Each of Parent, BATUS and Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, subject to receipt of the Parent Shareholder Approval and the Sub Shareholder Approval (which Sub Shareholder Approval shall be obtained promptly after the execution of this Agreement). The execution and delivery by each of Parent, BATUS and Sub of this Agreement, the performance by it of its obligations hereunder and the consummation by them of the Transactions have been or will be duly authorized by all necessary corporate action on the part of Parent, BATUS or Sub, subject to receipt of the Parent Shareholder Approval and the Sub Shareholder Approval. Each of Parent, BATUS and Sub has duly executed and delivered this Agreement, and, assuming this Agreement constitutes a valid and binding obligation of the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) The Parent Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) resolving that this Agreement, including the Plan of Merger, and the other applicable Transactions are advisable and will promote the success of Parent for the benefit of the holders of Parent Ordinary Shares as a whole, (ii) approving and adopting this Agreement, including the Plan of Merger and the other applicable Transactions, and (iii) resolving to recommend without qualification that Parent’s shareholders approve this Agreement and the applicable Transactions as a Class 1 transaction in accordance with the Listing Rules, the Prospectus Rules, the Disclosure Guidance and Transparency Rules and the authorization for the directors to allot and issue Parent Ordinary Shares underlying the Parent ADSs constituting the Merger Consideration (the “Parent Recommendation”) which resolutions have not been subsequently rescinded, modified or withdrawn in any way except as permitted by SECTION 5.04.

(c) The Sub Board, acting by unanimous written consent in lieu of a meeting, duly and unanimously adopted resolutions (i) adopting this Agreement, the Plan of Merger and the other applicable Transactions, (ii) determining that the terms of the Merger and the other applicable Transactions are fair to and in the best interests of Sub and its sole shareholder, (iii) recommending that Sub’s sole shareholder approve and adopt the Plan of Merger and (iv) declaring that this Agreement and the Plan of Merger are advisable, which resolutions have not been subsequently rescinded, modified or withdrawn in any way as of the date of this Agreement. BATUS, as the holder of all of the issued and outstanding shares of capital stock of Sub as of the date of this Agreement, will, immediately following the execution and delivery of this Agreement by each of the parties hereto, approve the Plan of Merger (the “Sub Shareholder Approval”).

(d) The only vote of holders of Parent Ordinary Shares necessary to approve this Agreement and the Plan of Merger, the issuance of the Parent Ordinary Shares underlying the Parent ADSs constituting Merger Consideration and the Financing is (i) approval of this Agreement and the applicable Transactions as a Class 1 transaction by the holders of Parent Ordinary Shares and (ii) authorization for directors of Parent to allot and issue the Parent Ordinary Shares underlying the Parent ADSs constituting the Merger Consideration, in each case on a poll by the holders of not less than a majority of Parent Ordinary Shares, present in person or by proxy who are entitled to vote at the Parent Shareholders Meeting (the “Parent Shareholder Approval”).

SECTION 4.05. No Conflicts; Consents. (a) The execution and delivery by each of Parent, BATUS and Sub of this Agreement and the performance by them of their obligations hereunder do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not (i) conflict with, or result in any violation of any provision of, the organizational documents of Parent, BATUS or Sub (assuming the Parent Shareholder Approval is obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation under, or loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of Parent, BATUS or Sub under, any provision of any material Contract to which Parent, BATUS or Sub is a party or by which any of their respective properties or assets is bound (other than any material Contracts to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound) or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law applicable to Parent, BATUS or Sub or their respective properties or assets (assuming that the Parent Shareholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that for purposes of this Section 4.05(a), effects resulting from or arising in connection with the execution, delivery or performance of this Agreement, as set forth in clause (d) of the definition of the term “Material Adverse Effect”, will not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impair the ability of the Parent Entities and Sub to perform their respective obligations hereunder or consummate the Merger.

(b) No Consent of or from, or registration, declaration, notice or filing with or made to any Governmental Entity or the expiry of any related waiting period is required to be obtained or made by or with respect to Parent, BATUS or Sub in connection with the execution, delivery and performance by Parent and Sub of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act and any other mandatory or appropriate merger control filings and notifications in respect of the Transactions, (ii) the filing with the SEC of (A) a registration statement on Form F-4, relating to the registration under the Securities Act of the Parent Ordinary Shares to be issued as consideration in the Merger (the “Form F-4”) and declaration of effectiveness of the Form F-4, (B) a registration statement on Form 8-A relating to the registration under the Exchange Act of Parent ADSs to be issued as Per Share Stock Consideration (the “Form 8-A”), (C) a registration statement on Form F-6, to be filed by Parent and the depositary of the Parent ADSs relating to the registration under the Securities Act of the Parent ADSs to be issued as Merger Consideration and the change in Parent’s SEC reporting status (the “Form F-6”), (D) the Schedule 13E-3 and (E) the filing with the SEC of such other reports required in connection with the Merger under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder, (iii) the filing with, and the approval by, the United Kingdom Listing Authority (the “UKLA”) of a prospectus (the “Parent Prospectus”) and a shareholder circular (the “Parent Circular”) relating to the general meeting of Parent’s shareholders to be held for the purpose of obtaining the Parent Shareholder Approval (the “Parent Shareholders Meeting”), (iv) compliance with the Listing Rules, the Prospectus Rules, the Disclosure Guidance and Transparency Rules and the Market Abuse Regulation, (v) the application to the UK Financial Conduct Authority (the “FCA”) and the LSE for the Parent Ordinary Shares constituting the Merger Consideration to be admitted to the premium listing segment of the Official List of the FCA and to trading on LSE’s main market for listed securities, respectively, (vi) the application to, and the approval by, JSE Limited for the Parent Ordinary Shares constituting the Merger Consideration to be admitted to listing and trading on the Main Board of JSE Limited, (vii) such filings with and approvals of the NYSE as are required to permit the listing of the Parent ADSs on the NYSE, (viii) the filing of the Articles of Merger with the Secretary of State of the State of North Carolina and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and Sub are qualified to do business, (ix) such filings with and approvals of the Bureau of Alcohol, Tobacco, Firearms and Explosives, state licensing authorities and state taxing authorities as are required to consummate the Transactions, (x) compliance with and such filings as may be required under applicable Environmental Laws, (xi) such filings as may be required to be filed with the Registrar of Companies in England & Wales and (xii) such other items that the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that for purposes of this Section 4.05(b), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (d) of the definition of the term “Material Adverse Effect”, will not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impair the ability of the Parent Entities and Sub to perform their respective obligations hereunder or consummate the Merger.

SECTION 4.06. Public Reports; Undisclosed Liabilities. (a) All circulars, notices, prospectuses, resolutions, reports (including annual financial reports, half yearly financial reports and interim management statements) and other documents prepared by Parent since January 1, 2015, to which the Listing Rules and the rules and regulations promulgated by the UKLA apply (collectively, the “Parent Public Reports”) (i) were prepared in accordance with the requirements of the UKLA and other applicable Laws, (ii) timely filed with the UKLA and, if applicable, the Registrar of Companies (where the Parent Public Reports were required by applicable Law or by the UKLA to be so filed), (iii) comprise the only circulars, notices, prospectuses, resolutions, reports and other documents required by the UKLA to be filed or published by Parent since

January 1, 2015 and (iv) in the case of Parent Public Reports which were required by applicable Law or by the UKLA to so be filed, did not, at the time they were filed, contain any information which was not in accordance with the facts or which omitted anything likely to affect the import of such information. For purposes of this Section 4.06(a) and this Agreement where appropriate, “file” and “filing” include, in the case of Parent, any announcement made or required to be made to a regulatory information service. The consolidated financial statements of Parent included in the Parent Public Reports comply as to form in all material respects with applicable accounting requirements and applicable Laws with respect thereto, have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) (except, in the case of unaudited interim financial statements, as permitted by applicable Laws) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and give a true and fair view, in all material respects, in accordance with IFRS, of the state of the affairs of Parent and its consolidated subsidiaries as of the dates thereof and the profit and cash flows of Parent and its consolidated subsidiaries for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).

(b) Except as set forth in Parent Public Reports publicly available prior to the date of this Agreement or as incurred in the ordinary course of business since the date of the last balance sheet included in such Parent Public Reports, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that are required by IFRS to be set forth on a consolidated balance sheet of Parent and its consolidated subsidiaries or in the notes thereto and that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

(c) Parent keeps adequate accounting records which disclose with reasonable accuracy at any time its financial position as required by applicable Law, including the UK Companies Act 2006. Parent has taken reasonable steps (i) to establish procedures which provide a reasonable basis for Parent to make proper judgments on an ongoing basis as to the financial position and prospects of Parent and its consolidated subsidiaries and (ii) to maintain a sound system of internal control including financial, operational and compliance controls and risk management systems, as required by the Listing Rules and the UK Corporate Governance Code dated September 2014.

(d) Parent is, and since January 1, 2015 has been, in compliance in all material respects with all applicable listing and corporate governance rules and requirements of the London Stock Exchange plc (the “LSE”) and JSE Limited, with respect to the Parent Ordinary Shares, and the NYSE, with respect to the Parent ADSs.

SECTION 4.07. Disclosure Documents. (a) Each document required to be filed by Parent with the SEC or the UKLA or required to be distributed or otherwise disseminated to Parent’s shareholders in connection with the Merger and the other Transactions, including the Form F-4, the Form 8-A, the Parent Circular, the Parent Prospectus, the Schedule 13E-3, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder (in the case of the Form F-4, the Form 8-A and the Schedule 13E-3) and the applicable requirements of the Listing Rules and the Prospectus Rules (in the case of the Parent Circular and the Parent Prospectus, respectively).

(b) (i) At the time the Schedule 13E-3 or any amendment or supplement thereto becomes effective, the Schedule 13E-3, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) at the time the Parent Circular or any amendment or supplement thereto is first mailed to the holders of Parent Ordinary Shares, and at the time of the Parent Shareholders Meeting, the Parent Circular, as amended or supplemented, if applicable, will not contain any information which is not in accordance with the facts or which omits anything likely to affect the import of such information and will contain all particulars and information required by the Listing Rules, (iii) at the time the Parent Prospectus or any amendment or supplement thereto is first published, the Parent Prospectus, as amended or supplemented, if applicable, will not contain any information which is not in accordance with the facts or which omits anything likely to affect the import of such information and will contain all such information as is necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of Parent and its consolidated subsidiaries and the rights attaching to Parent Ordinary Shares, in a form which is comprehensible and easy to analyze and includes a summary that conveys, concisely, in non-technical language and in an appropriate structure, the key information relevant to the Parent Ordinary Shares and (iv) at the time the Form F-4 or any amendment or supplement thereto is filed with the SEC, and at the time the Form F-4, as amended or supplemented, is declared effective under the Securities Act, the Form F-4, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent in this Section 4.07 with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in such documents.

(c) None of the information supplied or to be supplied by Parent, the Parent Subsidiaries or Parent’s Representatives for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to holders of Company Capital Stock or at the time of the Company Shareholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

SECTION 4.08. Absence of Certain Changes or Events. During the period since January 1, 2016, (a) other than in connection with the Transactions, Parent has conducted its business in the ordinary course consistent with past practice in all material respects and (b) there has not been any change, effect, event, circumstance, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
SECTION 4.09. Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and the Parent Subsidiaries has duly filed all United Kingdom, U.S. Federal, state, local and foreign Tax Returns required to be filed by any of them, taking into account any extensions of time within which to file (all such Tax Returns being accurate and complete) and has duly paid or made provisions for the payment of all Taxes that have been incurred or are due or claimed to be due from them by Federal, state, foreign or local taxing authorities (other than Taxes that are not yet delinquent or that are being contested in good faith, have not been finally determined and are covered by adequate reserves in accordance with IFRS in the Parent Public Reports).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of the Parent Subsidiaries has agreed to or granted any extension or waiver of the limitation period applicable to any Taxes or Tax Returns, which extension or waiver is currently in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and the Parent Subsidiaries has properly and timely withheld or collected and timely paid over to the appropriate taxing authority (or each is properly holding for such timely payment) all amounts of Taxes required to be withheld, collected and paid over by applicable Law.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no written claim has been made in the past three years by a taxing authority in a jurisdiction where Parent or any Parent Subsidiary does not file Tax Returns that any of them is or may be subject to Tax by such jurisdiction.

SECTION 4.10. Litigation. There is no, and since January 1, 2015, there has been no, Action pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary, except for (i) Tobacco Litigation and (ii) Actions that individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. There is no, and since January 1, 2015, there has been no, Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving, Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, except for any Tobacco Litigation. Neither Parent nor any of the Parent Subsidiaries has retained or assumed, either contractually or, to the Knowledge of Parent, by operation of Law, any liabilities or obligations that would reasonably be expected to form the basis of any Action against Parent or any of the Parent Subsidiaries, except for liabilities or obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.11. Compliance with Applicable Laws; Regulatory Matters. Parent and the Parent Subsidiaries are, and since January 1, 2015 have been, in compliance with all applicable Laws and all Permits issued thereunder, except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received any written communication during the period since January 1, 2015 from any person that alleges that Parent or a Parent Subsidiary has any liability under, or is not in compliance with, any applicable Law or any Permit issued thereunder, except for such liabilities and instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has established practices and procedures regarding recusal by members of the Parent Board from all discussions or business decisions which would cause them to violate applicable U.S. sanctions laws by virtue of their nationality. This Section 4.11 does not relate to matters with respect to Taxes, which are the subject of Section 4.09, or Intellectual Property, which is the subject of Section 4.12.

SECTION 4.12. Intellectual Property. (a) All issued patents, pending patent applications, registered trademarks, pending applications for registration of trademarks, registered copyrights, copyright applications and domain names, in each case, owned directly by Parent or any Parent Subsidiary (the foregoing being, collectively, the “Parent Registered Intellectual Property”) is subsisting and unexpired and, to the Knowledge of Parent, valid and enforceable, except for, in each case, Parent Registered Intellectual Property the failure of which to be subsisting, unexpired, valid or enforceable, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, all Parent Registered Intellectual Property is exclusively owned by Parent or a Parent Subsidiary.

(b) Parent and the Parent Subsidiaries own, or are validly licensed or otherwise have the right to use, in each case free and clear of any Liens other than nonexclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, all Intellectual Property used in or necessary to carry on its business as now being conducted and as planned to be conducted, except for Intellectual Property the failure of which to own or have the right to use, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The consummation of the Transactions will not conflict with the rights of Parent or any Parent Subsidiary in its Intellectual Property, except for conflicts that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(c) None of Parent or any Parent Subsidiary has, since January 1, 2015, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property or other proprietary information of any other person, except for any such infringement, misappropriation or other conflict that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. During the period since January 1, 2015 (i) none of Parent or any Parent Subsidiary has received any written or, to the Knowledge of Parent, oral charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other conflict (including any claim that Parent or any Parent Subsidiary must license or refrain from using any Intellectual Property or other proprietary information of any other person) and (ii) none of Parent or any Parent Subsidiary is party to or the subject of any pending or, to the Knowledge of Parent, threatened, Action before or by any Governmental Entity with respect to any such infringement, misappropriation or conflict, except for, in the case of each of subclauses (i) and (ii), such charges, complaints, claims, demands, notices and Actions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, no other person has, since January 1, 2015, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property owned by, licensed to or otherwise used by Parent or any Parent Subsidiary, except for any such infringement, misappropriation or other conflict that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d) (i) Parent and each Parent Subsidiary has used commercially reasonable efforts intended to maintain in confidence all confidential information used or held for use by Parent in the operation of its business and (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the Knowledge of Parent, none of Parent or any of the Parent Subsidiaries has disclosed any material confidential information owned by Parent or any of the Parent Subsidiaries to any other person (except in the ordinary course of business consistent with past practice and subject to obligations of confidence).

(e) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, each of Parent and the Parent Subsidiaries has established privacy compliance policies and is in substantial compliance with, and since January 1, 2015 has been in substantial compliance with, its respective privacy policies and any applicable Laws relating to personally identifiable information. There are no, and since January 1, 2015 have been no, material failures of or interruptions to and, to the Knowledge of Parent there has been no unauthorized access to or use by a third party of, the information technology systems and equipment owned or leased by Parent or any of the Parent Subsidiaries.

SECTION 4.13. Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other similar person, other than Centerview Partners UK LLP, Deutsche Bank AG and UBS Limited, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent.

SECTION 4.14. Sufficient Funds; Financing.

(a) At the Closing, Parent, together with the Parent Subsidiaries, will have, or will have available to them, the funds necessary to pay (i) the aggregate Per Share Cash Consideration in full in accordance with the terms of this Agreement, (ii) any other amounts required to be paid in connection with the consummation of the Merger, (iii) assuming compliance by the Company with Section 5.01(a)(viii), all obligations pursuant to the Company’s Credit Agreement, dated as of December 18, 2014, by and among the Company, as borrower, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as administrative agent thereunder, as amended and (iv) any fees and expenses associated with the foregoing (the “Required Payments”). Parent has delivered to the Company fully executed, true and complete copies of (x) the New Term Loan Facility dated on or about the date of this Agreement together with any exhibits, annexes, schedules or other attachments thereto, with the financing sources specified therein and (y) any fee, syndication, “flex” or similar letters relating to the New Term Loan Facility together with any exhibits, annexes, schedules or other attachments thereto (with only the fee amounts and certain other provisions redacted, which redacted provisions shall not affect the principal amount or availability of the Financing). The proceeds of the New Term Loan Facility shall be available to finance the Required Payments. As of the date hereof, there are no amendment, modifications or waivers with respect to the New Term Loan Facility. The New Term Loan Facility is the legal, valid and binding obligation of, and enforceable against, Parent, and, to the Knowledge of Parent, each of the other parties thereto except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) Notwithstanding anything in this Agreement to the contrary, the Parent Entities and Sub acknowledge and agree that it is not a condition to Closing under this Agreement for any Parent Entity to obtain all or any portion of the Financing.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01. Conduct of Business. (a) Conduct of Business by the Company. Except as set forth in Section 5.01(a) of the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the ordinary course in all material respects consistent with past practice and (ii) use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships, including by maintaining its relations and goodwill with all material suppliers, material customers, material licensors, material licensees, material distributors and Governmental Entities and keeping available the services of its current officers and employees. In addition, and without limiting the generality of the foregoing, except as forth in Section 5.01(a) of the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (1) regular quarterly cash dividends payable by the Company in respect of shares of Company Common Stock with declaration, record and payment dates consistent with past practice and in accordance with the Company’s current dividend policy and in accordance with Section 5.01(a)(i)(A) of the Company Disclosure Letter and (2) dividends and distributions by any Company Subsidiary to its applicable parent, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue, propose or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, from any third party, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities thereof convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (x) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Stock Awards granted pursuant to the Company Stock Plans and (y) the acquisition by the Company of Company Stock Awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such Company Stock Awards;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (except for any transaction solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries) (A) any shares of Company Capital Stock or any other capital stock of the Company or any Company Subsidiary, (B) any other equity interests or voting securities of the Company or any Company Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (E) any rights issued by the Company or any

Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of Company Capital Stock or any other capital stock of the Company or any Company Subsidiary or (F) any Company Voting Debt, in each case other than the issuance of shares of Company Common Stock upon the vesting or settlement of Company Stock Awards (x) outstanding on the date of this Agreement and in accordance with the terms of the applicable award in effect on the date of this Agreement or (y) granted after the date of this Agreement in accordance with this Agreement;

(iii) (A) amend the Company Charter or the Company Bylaws or (B) amend in any material respect the charter or organizational documents of any Company Subsidiary;

(iv) except as required to comply with any Contract or Company Benefit Plan in effect on the date of this Agreement, as contemplated by the terms of this Agreement or, solely in respect of subclauses (A), (B), (C) and (E), in the ordinary course of business consistent with past practice, (A) increase the compensation or other benefits payable or provided to any Company Personnel, (B) establish, adopt, enter into, amend (including acceleration of vesting or payment), modify or terminate any Company Benefit Plan or plan, program, policy, agreement or other arrangement that would have been a Company Benefit Plan had it been in effect on the date of this Agreement, other than amendments, renewals and other changes, or the adoption of new Company Benefit Plans, that, in any such case, do not result in a material increase in benefits-related costs, (C) grant, grant any right to receive, or pay to any Company Personnel any severance, termination, change in control, retention or similar compensation or benefits or increase in any manner such compensation or benefits, (D) except to the extent expressly permitted under Section 5.01(a)(ii) of the Company Disclosure Letter, grant any awards under any Company Benefit Plan (including the grant of stock options, stock appreciation rights, performance units, restricted stock, stock repurchase rights or other stock-based or stock-related awards or the removal or modification of existing restrictions in any Contract, Company Benefit Plan or awards made thereunder), other than any awards provided in the ordinary course of business consistent with past practice in connection with the hire or promotion of any Company Personnel or (E) take any action to fund or in any other way secure the payment of compensation or benefits under any Contract or Company Benefit Plan;

(v) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(vi) other than pursuant to cash management or investment portfolio activities performed in the ordinary course of business consistent with past practice, directly or indirectly acquire in any transaction any equity interest in or business of any person or other entity or division thereof or any properties or assets for consideration valued in excess of $50,000,000 in the aggregate (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice or any transaction solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, in each case, in the ordinary course of business consistent with past practice);

(vii) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien, or otherwise dispose of any material properties, rights or assets of the Company or any of the Company Subsidiaries (other than Intellectual Property, which is the subject of Section 5.01(a)(xiv)), except (A) pursuant to Contracts or commitments in effect on the date of this Agreement (or entered into after the date of this Agreement without violating the terms of this Agreement), (B) for the sale, lease or license of products and services with a fair market value not in excess of $25,000,000 and made in the ordinary course of business consistent with past practice, (C) in connection with any waiver, release, assignment, settlement, compromise or Action otherwise permitted under this Section 5.01(a) or (D) in connection with cash management or investment portfolio activities performed in the ordinary course of business consistent with past practice;

(viii) incur any Indebtedness, except for (A) borrowings under any of the Company’s existing credit facilities that are made in the ordinary course of business consistent with past practice and, in any case, not in excess of $1,000,000,000, in the aggregate, (B) other borrowings not in excess of $25,000,000, in the aggregate or (C) intercompany Indebtedness among the Company and any wholly owned Company Subsidiaries in the ordinary course of business consistent with past practice;

(ix) make any capital expenditure in excess of $10,000,000 individually and $30,000,000 in the aggregate for all such capital expenditures that are not contemplated by the capital plans set forth in Section 5.01(a)(ix) of the Company Disclosure Letter;

(x) make any loans, advances or capital contributions to, or investments in, any person in excess of $5,000,000 individually and $25,000,000 in the aggregate, other than (A) cash management or investment portfolio activities performed in the ordinary course of business consistent with past practice, (B) in connection with a transaction permitted under Section 5.01(a)(vi) or (C) solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(xi) (A) extend, renew, terminate or materially amend or modify any Company Material Contract or enter into, extend, renew or materially amend or modify any Contract that would have been a Company Material Contract if such Contract had been entered into prior to the date of this Agreement or (B) waive, release or assign any material rights, claims or benefits under any such Contract (solely for purposes of this Section 5.01(a)(xi), the term “Company Material Contract” shall have the meaning set forth in the definition of Company Material Contract contained in Section 3.15(b), except that (x) all references in such definition to “$200,000,000” shall be deemed to be references to “$100,000,000” and (y) such definition shall not be deemed to include any Company Material Contract that is a Company Material Contract solely because it is a Filed Company Contract);

(xii) enter into, extend, renew or materially amend or modify any Contract for goods and services (A) providing for aggregate annual payments by the Company or any Company Subsidiaries in excess of $40,000,000 and (B) with durations of greater than one year from the date of such entry, extension, renewal, amendment or modification;

(xiii) waive, release, assign, settle or compromise (A) any Action, other than waivers, releases, assignments, settlements or compromises that do not create obligations of the Company or any of the Company Subsidiaries other than the payment of monetary damages (x) equal to or less than the amounts reserved with respect thereto on the Company SEC Documents filed prior to the date of this Agreement or (y) not in excess of $25,000,000 for any individual Action and $100,000,000 in the aggregate or (B) any Action relating to the Transactions other than in accordance with Section 6.12;

(xiv) abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to any material Intellectual Property owned by the Company or any Company Subsidiary, or enter into Contracts that impose material restrictions upon the Company or any Company Subsidiaries with respect to material Intellectual Property rights owned by any third party, in each case other than in the ordinary course of business consistent with past practice;

(xv) except in the ordinary course of business consistent with past practice, make or change any material Tax election, change any annual Tax accounting period, change or consent to any material change in any Tax accounting method, file any amended material Tax Return, enter into any closing agreement related to a material Tax, surrender any right to claim a material Tax refund, settle any material Tax liability, request any material Tax ruling or waive, extend or consent to any extension or waiver of the statute of limitations period applicable to any material Taxes, Tax claim or assessment;

(xvi) enter into any new line of business outside of the existing businesses of the Company and the Company Subsidiaries;

(xvii) adopt a plan of complete or partial liquidation or resolutions providing for the dissolution, restructuring, recapitalization or other similar reorganization of the Company or dissolve or liquidate any material Company Subsidiary;

(xviii) file, issue, release or otherwise publish any projections, forecasts, estimates, guidance or predictions in respect of revenues, earnings, profits or other financial or operating metrics, other than any such projections, forecasts, estimates, guidance or predictions that the Company determines in good faith (after consultation with its outside legal counsel) is required by applicable Law to be included in the Proxy Statement;

(xix) enter into any material joint venture, partnership or other similar arrangement; or

(xx) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. Except as set forth in Section 5.01(b) of the Parent Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall, and shall cause each Parent Subsidiary to, (i) conduct its business in the ordinary course in all material respects consistent with past practice and (ii) use commercially reasonable efforts to preserve intact its business organization and advantageous business relationships, including by maintaining its relations and goodwill with all material suppliers, material customers, material licensors, material licensees, material distributors and Governmental Entities and keeping available the services of its current officers and employees. In addition, and without limiting the generality of the foregoing, except as forth in Section 5.01(b) of the Parent Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall not do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares or property or any combination thereof) in respect of, any of its shares, other equity interests or voting securities, other than (1) regular half year and annual cash dividends with respect to the Parent Ordinary Shares and Parent ADSs, with amounts and declaration, record and payment dates consistent with past practice and in accordance with Parent’s current publicly announced dividend policy, subject to periodic increases and modifications as determined by the Parent Board in the ordinary course of business consistent with past practice and Parent’s publicly announced dividend policy and (2) dividends and distributions with record dates after the Effective Time, (B) split, combine, subdivide or reclassify any of its shares, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for shares or other equity interests or voting securities or issue, propose or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, from any third party, any shares or voting securities of, or equity interests in, Parent or any securities thereof convertible into or exchangeable or exercisable for shares or voting securities of, or equity interests in, Parent or any warrants, calls, options or other rights to acquire any such shares, securities or interests, other than the acquisition by Parent of Parent Share Awards granted pursuant to the Parent Share Plans in connection with the forfeiture of such Parent Share Awards;

(ii) issue, deliver, sell or grant (except for any transaction solely between Parent and a wholly owned Parent Subsidiary or between wholly owned Parent Subsidiaries) (A) any shares of capital stock of Parent, (B) any other equity interests or voting securities of Parent, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, Parent, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Parent, (E) any rights issued by Parent that are linked in any way to the price of any class, or any shares, of capital stock of Parent, the value of Parent or any part of Parent or any dividends or other distributions declared or paid on any shares of capital stock of Parent, or (F) any Parent Voting Debt, in each case other than the grant of any Parent Share Award pursuant to the Parent Share Plans and the issuance of any Parent Ordinary Shares or Parent ADSs in connection with any Parent Share Awards;

(iii) amend the Parent Articles, except for such changes as would not reasonably be expected to prevent, delay or impede the Closing or would require approval from the holders of Parent Ordinary Shares;

(iv) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in IFRS (after the date of this Agreement) or as required in connection with the registration under the Securities Act of the Parent Ordinary Shares contemplated by this Agreement;

(v) adopt a plan of complete or partial liquidation or resolutions providing for the dissolution, restructuring, recapitalization or other similar reorganization of Parent; or

(vi) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(c) Other Actions. Each of the Company and Parent shall not, and shall not permit any of their respective subsidiaries to, take any action that would, or that would reasonably be expected to, result in any condition set forth in Article VII not being satisfied prior to the End Date (other than as expressly permitted by Section 5.02, Section 5.03 or Section 8.01).

(d) Advice of Changes. Each of Parent and the Company shall promptly advise the other of any change or event, of which it has Knowledge, (i) having or reasonably likely to have a Parent Material Adverse Effect or a Company Material Adverse Effect, as the case may be or (ii) that would or would be reasonably likely to cause or constitute a material breach of any of its respective representations, warranties or covenants contained in this Agreement if such material breach would result in the failure of any condition set forth in Section 7.03(a) or Section 7.03(b), or Section 7.02(a) or Section 7.02(b), respectively, by the End Date, except that (A) no such notification will affect the representations, warranties or covenants of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement and (B) a failure to comply with this Section 5.01(d) will not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Parent Material Adverse Effect, Company Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

(e) Control of Operations. Nothing contained in this Agreement will give Parent or the Company, directly or indirectly, the right to direct or control the other party’s and such party’s subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place Parent or the Company in violation of any applicable Law.

SECTION 5.02. No Solicitation by the Company.

(a) The Company shall not, nor shall it authorize or permit any Company Subsidiary to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) of the Company or any Company Subsidiary to, directly or indirectly (i) solicit, initiate, knowingly encourage, induce or facilitate, or furnish or disclose non-public information in furtherance of, any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal (except an Acceptable Confidentiality Agreement in accordance with this Section 5.02(a)) or (iii) enter into, participate in or continue any discussions or negotiations with any person (other than the Company’s Representatives) regarding, or furnish or disclose to any person any non-public information with respect to, or otherwise cooperate in any way with any person (whether or not a person making a Company Takeover Proposal) with respect to, any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a Company Takeover Proposal; provided, however, that, prior to obtaining the Required Company Shareholder Approvals, the Company and its Representatives may, in response to a written Company Takeover Proposal that the Company Board or the Transaction Committee determines in good faith (after consultation with its outside legal counsel and financial advisor) is bona fide and constitutes, or is reasonably expected to result in or lead to, a Superior Proposal, and which Company Takeover Proposal was unsolicited, was made after the date of this Agreement and did not otherwise result from a breach of this Section 5.02(a), subject to compliance with Section 5.02(c), (x) furnish information with respect to the Company and the Company Subsidiaries to the person making such Company Takeover Proposal and its Representatives (provided that all such information has been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement not less restrictive of the person making the Company Takeover Proposal and its Representatives than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”) and (y) participate in discussions regarding the terms of such Company Takeover Proposal and the negotiation of such terms with, and only with, the person (or group of persons) making such Company Takeover Proposal and its Representatives, in each case if and so long as the Company Board or the Transaction Committee, as applicable, determines in good faith after consultation with its outside legal counsel that providing such information or engaging in such negotiations or discussions is reasonably likely to be required for the directors to comply with their fiduciary duties under applicable Law. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.02(a) by any Representative or affiliate of the Company or any Company Subsidiary, whether or not such person is purporting to act on behalf of the Company or any Company Subsidiary or otherwise, shall be deemed to be a breach of this Section 5.02(a) by the Company. Upon execution of this Agreement, the Company shall, and shall cause each Company Subsidiary and its and their Representatives to, (A) immediately cease and cause to be terminated all discussions or negotiations with any person conducted prior to the date of this Agreement with respect to a Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a Company Takeover Proposal, (B) promptly request each person, if any, that has executed a confidentiality agreement in the last 12 months in respect of a Company Takeover Proposal to return or destroy all information heretofore furnished to such person or its Representatives by or on behalf of the Company or any Company Subsidiary and (C) reasonably promptly terminate all physical and electronic data room access previously granted to any person or its Representatives.

(b) Neither the Company Board nor the Transaction Committee or any other committee thereof will (i) (A) withhold or withdraw (or modify or qualify in any manner adverse to Parent), or propose publicly to withhold or withdraw (or modify or qualify in any manner adverse to Parent), the Company Recommendation or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Company Takeover Proposal (any action in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar Contract or arrangement (other than an Acceptable Confidentiality Agreement pursuant to Section 5.02(a)) constituting or relating to, or that is intended to or would reasonably be expected to result in or lead to, any Company Takeover Proposal, or requiring, or that would reasonably be expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the Transactions, or requiring, or that would reasonably be expected to cause, the Company to fail to comply with this Agreement. Notwithstanding the foregoing or anything else to the contrary herein, at any time prior to obtaining the Required Company Shareholder Approvals, the Company Board or the Transaction Committee may make a Company Adverse Recommendation Change only if the Company Board or Transaction Committee, as applicable, determines in good faith, after consultation with its outside legal counsel and financial advisor and after giving effect to all of the adjustments to the terms of this Agreement that have been offered in writing by Parent in accordance with this Section 5.02(b), that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that neither the Company Board nor the Transaction Committee will be entitled to exercise its rights to make a Company Adverse Recommendation Change unless (x) the Company delivers to Parent a written notice (a “Company Notice”) advising Parent that the Company Board or the Transaction Committee, as applicable, intends to take such action and specifying the reasons therefor, including, in the case of a Superior Proposal, (A) the identity of the party making such Superior

Proposal, (B) the material terms and conditions of the Superior Proposal that is the basis of the proposed action by the Company Board and (C) a copy of the most current version of any proposed definitive agreement(s) with respect to any such Superior Proposal and (y) at or after 5:00 p.m., New York City time, on the fourth Business Day following the day on which the Company delivered the Company Notice (it being understood that for purposes of calculating such four Business Days, the first Business Day will be the first Business Day after the date of such delivery), the Company Board or the Transaction Committee, as applicable, reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that (1) in the case of a Superior Proposal, such Company Takeover Proposal continues to constitute a Superior Proposal and (2) the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any change in the financial terms or any other material amendment to the terms and conditions of such Superior Proposal will require a new Company Notice and a new two Business Day period (it being understood that any such two Business Day period will be calculated in the same manner as the initial four Business Day period)). In determining whether to make a Company Adverse Recommendation Change, the Company Board and the Transaction Committee will take into account any changes to the terms of this Agreement proposed in writing by Parent by 5:00 p.m., New York City time, on the last Business Day of the applicable four Business Day period or two Business Day period, as applicable, in response to a Company Notice, and if requested by Parent, the Company will, and will cause its Representatives to, engage in good faith negotiations with Parent and its Representatives to make such adjustments in the terms and conditions of this Agreement so that any Company Takeover Proposal would cease to constitute a Superior Proposal or that such failure to make a Company Adverse Recommendation Change would cease to be inconsistent with the Company Board’s or Transaction Committee’s, as applicable, fiduciary duties under applicable Law. Notwithstanding any Company Adverse Recommendation Change, if the Required Company Shareholder Approvals are obtained, the requirement that the Other Directors (as defined in the Governance Agreement) have approved the Transactions for purposes of Section 2.07 of the Governance Agreement shall be deemed to have been satisfied.

(c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.02, the Company shall promptly, and in any event within 24 hours, advise Parent in writing of any Company Takeover Proposal or any request for non-public information or inquiry that would reasonably be expected to result in, lead to or that contemplates a Company Takeover Proposal, the identity of the person making any such Company Takeover Proposal, request or inquiry and the material terms of any such Company Takeover Proposal, request or inquiry. The Company shall (i) keep Parent informed in all material respects on a reasonably current basis of the status, including any change to the material terms of, any such Company Takeover Proposal, and (ii) provide to Parent as soon as practicable after receipt or delivery thereof with copies of any draft definitive agreements or term sheets sent or provided to the Company from any third party in connection with any Company Takeover Proposal or sent or provided by the Company to any third party in connection with any Company Takeover Proposal.

(d) Nothing contained in this Section 5.02 shall prohibit the Company from complying with Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to the holders of Company Capital Stock if, in the good-faith judgment of the Company Board or the Transaction Committee, after consultation with its respective outside legal counsel, failure so to disclose would be inconsistent with its obligations under applicable Law; provided, however, that (x) in no event shall the Company, the Company Board or the Transaction Committee or any other committee thereof take, or agree to take, any action prohibited by Section 5.02(b) and (y) any public disclosure made by or on behalf of the Company that refers to a Company Takeover Proposal will be deemed to be a Company Adverse Recommendation Change (including for purposes of Section 8.01(d)) unless the Company Board expressly reaffirms the Company Recommendation in such disclosure.

(e) For purposes of this Agreement:

“Company Takeover Proposal” means any inquiry, proposal or offer (whether or not in writing) with respect to any (i) tender offer or exchange offer, merger, amalgamation, arrangement, consolidation, share exchange, other business combination or similar transaction involving the Company or any Company Subsidiary, pursuant to which any person or group of persons (or affiliates thereof) would acquire 25% or more of the consolidated revenues, net income, earnings before interest expense, taxes, depreciation and amortization (“EBITDA”) or assets of the Company and the Company Subsidiaries, taken as a whole, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 25% or more of the consolidated revenues, net income, EBITDA or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any person or group of persons (or affiliates or stockholders thereof) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 25% or more of the voting power of the Company, (iv) transaction in which any person or group of persons (or affiliates or stockholders thereof) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which has beneficial ownership or has the right to acquire beneficial ownership, of 25% or more of the voting power of the Company or (v) combination of the foregoing (in each case, other than the Transactions).

“Superior Proposal” means any bona fide binding written offer (not solicited by or on behalf of the Company or any Company Subsidiary or any of their respective Representatives or otherwise resulting from a breach of Section 5.02(a)) made by a third party after the date of this Agreement that, if consummated, would result in such third party (or its shareholders) owning, directly or indirectly, a majority of the voting power of the Company Capital Stock then outstanding (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or a majority of the assets of the Company and the Company Subsidiaries, taken as a whole, which the Company Board or the Transaction Committee, determines in good faith (after consultation with its outside legal counsel and financial advisor) to be (i) more favorable to the holders of Company Common Stock from a financial point of view than the Merger and the other Transactions (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Parent in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

SECTION 5.03. No Solicitation by Parent.

(a) Parent shall not, nor shall it authorize or permit any Parent Subsidiary to, nor shall it authorize or permit any Representative of Parent or any Parent Subsidiary to, directly or indirectly (i) solicit, initiate, knowingly encourage, induce or facilitate, or furnish or disclose non-public information in furtherance of, any Parent Alternative Proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a Parent Alternative Proposal, (ii) enter into any agreement with respect to any Parent Alternative Proposal (except an Acceptable Confidentiality Agreement in accordance with this Section 5.03(a)) or (iii) enter into, participate in or continue any discussions or negotiations with any person (other than the Parent’s Representatives) regarding, or furnish or disclose to any person any non-public information with respect to, or otherwise cooperate in any way with any person (whether or not a person making a Parent Alternative Proposal) with respect to, any Parent Alternative Proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a Parent Alternative Proposal; provided, however, that, prior to obtaining the Parent Shareholder Approval, Parent and its Representatives may, in response to a written Parent Alternative Proposal that the Parent Board determines in good faith (after consultation with its outside legal counsel and financial advisor) is bona fide and constitutes, or is reasonably expected to result in or lead to, a Superior Parent Alternative Proposal, and which Parent Alternative Proposal was unsolicited, was made after the date of this Agreement and did not otherwise result from a breach of this Section 5.03(a), subject to compliance with Section 5.03(c), (x) furnish information with respect to Parent and the Parent Subsidiaries to the person making such Parent Alternative Proposal and its Representatives (provided that all such information has been provided to the Company or is provided to the Company prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement not less restrictive of the person making the Parent Alternative Proposal and its

Representatives than the Confidentiality Agreement (a “Parent Acceptable Confidentiality Agreement”) and (y) participate in discussions regarding the terms of such Parent Alternative Proposal and the negotiation of such terms with, and only with, the person (or group of persons) making such Parent Alternative Proposal and its Representatives, in each case if and so long as the Parent Board determines in good faith after consultation with its outside legal counsel that providing such information or engaging in such negotiations or discussions is reasonably likely to be required for the directors to comply with their fiduciary duties under applicable Law. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.03(a) by any Representative or affiliate of Parent or any Parent Subsidiary, whether or not such person is purporting to act on behalf of the Parent or any Parent Subsidiary or otherwise, shall be deemed to be a breach of this Section 5.03(a) by Parent. Upon execution of this Agreement, Parent shall, and shall cause each Parent Subsidiary and its and their Representatives to, (A) immediately cease and cause to be terminated all discussions or negotiations with any person conducted prior to the date of this Agreement with respect to a Parent Alternative Proposal or any inquiry or proposal that would reasonably be expected to result in or lead to a Parent Alternative Proposal, (B) promptly request each person, if any, that has executed a confidentiality agreement in the last 12 months in respect of a Parent Alternative Transaction to return or destroy all information heretofore furnished to such person or its Representatives by or on behalf of Parent or any Parent Subsidiary and (C) reasonably promptly terminate all physical and electronic data room access previously granted to any person or its Representatives.

(b) Neither the Parent Board nor any committee thereof will (i) (A) withhold or withdraw (or modify or qualify in any manner adverse to the Company), or propose publicly to withhold or withdraw (or modify or qualify in any manner adverse to the Company), the Parent Recommendation or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Parent Alternative Proposal (any action in this clause (i) being referred to as a “Parent Adverse Recommendation Change”) or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Parent or any of the Parent Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar Contract or arrangement (other than a Parent Acceptable Confidentiality Agreement pursuant to Section 5.03(a)) constituting or relating to, or that is intended to or would reasonably be expected to result in or lead to, any Parent Alternative Proposal, or requiring, or that would reasonably be expected to cause, Parent to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the Transactions, or requiring, or that would reasonably be expected to cause, Parent to fail to comply with this Agreement. Notwithstanding the foregoing or anything else to the contrary herein, at any time prior to obtaining the Parent Shareholder Approval, the Parent Board may make a Parent Adverse Recommendation Change only if the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisor and after giving effect to all of the adjustments to the terms of this Agreement that have been offered in writing by the Company in accordance with this Section 5.03(b), that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Parent Board will not be entitled to exercise its rights to make a Parent Adverse Recommendation Change unless (x) Parent delivers to the Company a written notice (a “Parent Notice”) advising the Company that the Parent Board intends to take such action and specifying the reasons therefor, including, in the case of a Superior Parent Alternative Proposal, (A) the identity of the party making such Superior Parent Alternative Proposal, (B) the material terms and conditions of the Superior Parent Alternative Proposal that is the basis of the proposed action by the Parent Board and (C) a copy of the most current version of any proposed definitive agreement(s) with respect to any such Superior Parent Alternative Proposal and (y) at or after 5:00 p.m., New York City time, on the fourth Business Day following the day on which Parent delivered the Parent Notice (it being understood that for purposes of calculating such four Business Days, the first Business Day will be the first Business Day after the date of such delivery), the Parent Board reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that (1) in the case of a Superior Parent Alternative Proposal, such Parent Alternative Proposal continues to constitute a Superior Parent Alternative Proposal and (2) the failure to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any change in the financial terms or any other material amendment to the terms and conditions of such Superior Parent Alternative Proposal will require a new Parent Notice and a new two Business Day period (it being understood that any such two Business Day period will be calculated in the same manner as the initial four Business Day period)). In determining whether to make a Parent Adverse Recommendation Change, the Parent Board will take into account any changes to the terms of this Agreement proposed in writing by the Company by 5:00 p.m., New York City time, on the last Business Day of the applicable four Business Day period or two Business Day period, as applicable, in response to a Parent Notice, and if requested by the Company, Parent will, and will cause its Representatives to, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so that any Parent Alternative Proposal would cease to constitute a Superior Parent Alternative Proposal or that such failure to make a Parent Adverse Recommendation Change would cease to be inconsistent with the Parent Board’s fiduciary duties under applicable Law.

(c) In addition to the obligations of Parent set forth in paragraphs (a) and (b) of this Section 5.03, Parent shall promptly, and in any event within 24 hours, advise the Company in writing of any Parent Alternative Proposal or any request for material, non-public information or inquiry that would reasonably be expected to result in, lead to or that contemplates a Parent Alternative Proposal, the identity of the person making any such Parent Alternative Proposal, request or inquiry and the material terms of any such Parent Alternative Proposal, request or inquiry. Parent shall (i) keep the Company informed in all material respects on a reasonably current basis of the status, including any change to the material terms of, any such Parent Alternative Proposal, and (ii) provide to the Company as soon as practicable after receipt or delivery thereof with copies of any draft definitive agreements or term sheets sent or provided to Parent from any third party in connection with any Parent Alternative Proposal or sent or provided by Parent to any third party in connection with any Parent Alternative Proposal.

(d) Nothing contained in this Section 5.03 shall prohibit Parent from making any disclosure to the holders of Parent Ordinary Shares if, in the good-faith judgment of the Parent Board, after consultation with its outside legal counsel, failure so to disclose would be inconsistent with its obligations under applicable Law; provided, however, that (x) in no event shall Parent or the Parent Board or any committee thereof take, or agree to take, any action prohibited by Section 5.03(b) and (y) any public disclosure made by or on behalf of Parent that refers to a Parent Alternative Proposal will be deemed to be a Parent Adverse Recommendation Change (including for purposes of Section 8.01(f)) unless the Parent Board expressly reaffirms the Parent Recommendation in such disclosure.

(e) For purposes of this Agreement:

“Parent Alternative Proposal” means any inquiry, proposal or offer (whether or not in writing) with respect to any Parent Alternative Transaction.

“Parent Alternative Transaction” means (i) any (A) tender offer or exchange offer, merger, amalgamation, arrangement, consolidation, share exchange, other business combination or similar transaction involving Parent or any Parent Subsidiary, pursuant to which any person or group of persons (or affiliates thereof) would acquire 25% or more of the consolidated revenues, net income, EBIDTA or assets of Parent and the Parent Subsidiaries, taken as a whole, (B) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Parent Subsidiary or otherwise) of any business or assets of Parent or the Parent Subsidiaries representing 25% or more of the consolidated revenues, net income, EBITDA or assets of Parent and the Parent Subsidiaries, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any person or group of persons (or affiliates or stockholders thereof) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 25% or more of the voting power of Parent, (D) transaction in which any person or group of persons (or affiliates or stockholders thereof) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which has beneficial ownership or has the right to acquire beneficial ownership, of 25% or more of the voting power of Parent or (E) combination of the foregoing, in the case of each of the foregoing clauses (A) through (E), that would require, or that would reasonably be expected to cause, Parent to abandon, terminate, materially delay or fail to consummate the Transactions or that would otherwise be reasonably expected to cause a condition set forth in Article VII to be unsatisfied prior to the End Date, or (ii) any transaction (including any merger, consolidation, share exchange, other business combination, partnership, joint venture, sale or acquisition of capital stock of or other equity interests in any entity) involving Parent, any Parent Subsidiary or their respective assets that (A) is not in the ordinary course of business, (B) is a transaction comparable to the Transactions and (C) would require, or that would reasonably be expected to cause, Parent to terminate, materially delay or fail to consummate the Transactions or that would otherwise be reasonably expected to cause a condition set forth in Article VII to be unsatisfied prior to the End Date.

“Superior Parent Alternative Proposal” means any bona fide binding written offer (not solicited by or on behalf of Parent or any Parent Subsidiary or any of their respective Representatives or otherwise resulting from a breach of Section 5.03(a)) made by a third party with respect to a Parent Alternative Transaction after the date of this Agreement, which the Parent Board, determines in good faith (after consultation with its outside legal counsel and financial advisor) to be (i) more favorable to the holders of Parent Ordinary Shares from a financial point of view than the Merger and the other Transactions (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by the Company in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

SECTION 5.04. Parent Recommendation and Vote. Notwithstanding any Parent Adverse Recommendation Change, Parent shall vote (or cause the applicable Parent Subsidiary to vote), in person or by proxy, or deliver a written consent (or cause the applicable Parent Subsidiary to deliver a written consent) covering, all shares of Company Common Stock that are owned by Parent or any Parent Subsidiary (other than, for the avoidance of doubt, any such shares held by any Parent Share Plan or any trustee or other fiduciary in such capacity under any Parent Share Plan) as of the record date for the Company Shareholders Meeting, in favor of adoption of the Plan of Merger and any other action of the holders of Company Common Stock requested by the Company in furtherance thereof (other than the Unaffiliated Shareholder Approval).

SECTION 5.05. Company Subsidiary Vote. Notwithstanding any Company Adverse Recommendation Change, to the extent such shares are entitled to vote on the Plan of Merger under Section 55-7-21(b) of the NCBCA, the Company shall cause any applicable Company Subsidiary to vote, in person or by proxy, or to deliver a written consent covering, all shares of Company Capital Stock that are owned by such Company Subsidiary (other than, for the avoidance of doubt, any such shares held by any Company Benefit Plan or any trustee or other fiduciary in such capacity under any Company Benefit Plan) as of the record date for the Company Shareholders Meeting in favor of adoption of the Plan of Merger and any other action of the holders of Company Capital Stock requested by the Company in furtherance thereof.

ARTICLE VI

Additional Agreements

SECTION 6.01. Preparation of Proxy Statement, Form F-4 and Parent Circular; Shareholders Meeting.

(a) As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement in preliminary form and Parent shall prepare and file with the SEC the Form F-4. Parent shall also cause the depositary of the Parent ADSs to prepare and file with the SEC, no later than the date prescribed by the rules and regulations under the Securities Act, the Form F-6. Parent and the Company shall make available to each other all information, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and the

Form F-4, and each of Parent and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect thereto and to have the Proxy Statement cleared by the SEC, and the Form F-4 declared effective by the SEC, in each case as promptly as reasonably practicable. As soon as reasonably practicable following the date of this Agreement, and concurrently with preparing and filing the Proxy Statement and Form F-4, Parent and the Company shall cooperate to prepare and file with the SEC the Schedule 13E-3 and make available to each other all information reasonably requested with respect thereto, and each of Parent and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect thereto and to have the Schedule 13E-3 cleared by the SEC as promptly as reasonably practicable. Parent and the Company shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement, Form F-4 or Schedule 13E-3 or for additional information and promptly shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, Form F-4 or the Schedule 13E-3. Notwithstanding the foregoing, prior to filing or mailing the Schedule 13E-3, the Proxy Statement or Form F-4 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and the Company, as the case may be, (i) shall provide the other party with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall consider in good faith all comments reasonably proposed by such other party and (iii) shall not file or mail such document or respond to the SEC prior to receiving such other party’s approval, which approval shall not be unreasonably withheld, conditioned or delayed. Each of the Company and Parent will advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form F-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent ADSs to be issued as Merger Consideration (or the underlying Parent Ordinary Shares) for offering or sale in any jurisdiction, and each of the Company and Parent will use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent will also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Transactions.

(b) If, prior to (i) receipt of the Required Company Shareholder Approvals in the case of the Proxy Statement or Schedule 13E-3 or (ii) the Effective Time in the case of the Form F-4, any event or change occurs that is required to be described in an amendment of, or a supplement to, the Schedule 13E-3, Proxy Statement or Form F-4, Parent or the Company, as the case may be, shall promptly notify the other party of such event or change, and Parent and the Company shall cooperate to promptly prepare and file with the SEC any necessary amendment or supplement to the Schedule 13E-3, Proxy Statement or Form F-4 and, as required by applicable Law, disseminate the information contained in such amendment or supplement to the Company’s shareholders.

(c) The Company shall, as soon as reasonably practicable following effectiveness of the Form F-4 (but subject to Section 6.01(g)), duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders Meeting”) for the sole purpose of seeking the Required Company Shareholder Approvals and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. The Company shall use its reasonable best efforts to cause the Proxy Statement, together with the Schedule 13E-3 and the Form F-4, to be mailed to the Company’s shareholders as soon as reasonably practicable after the Form F-4 is declared effective under the Securities Act, in accordance with applicable Law, the Company Charter and the Company Bylaws. The Proxy Statement mailed to the holders of Company Capital Stock shall include the notice of appraisal rights required to be delivered by the Company pursuant to Article 13 of the NCBCA that complies with all applicable Law. The Company shall also include the Company Recommendation in the Proxy Statement and the Company Board shall solicit the approval of this Agreement by the holders of Company Capital Stock, except to the extent that the Company Board or the Transaction Committee shall have made a Company Adverse Recommendation Change as permitted by Section 5.02(b). Notwithstanding the foregoing, and subject to compliance with any requirements of applicable Law, the Company Charter and the Company Bylaws, if the Company reasonably believes that (i) it is necessary to postpone or adjourn the Company Shareholders Meeting to ensure that any required amendment or supplement to the Proxy Statement is mailed to the holders of Company Capital Stock within a reasonable amount of time in advance of the Company Shareholders Meeting, (ii) such postponement or adjournment is required by Law or a court or other Governmental Entity of competent jurisdiction in connection with any Actions in connection with this Agreement or the Transactions or has been requested by the SEC or its staff, or (iii)(A) the Company will not receive proxies sufficient to obtain the Required Company Shareholder Approvals, whether or not a quorum is present, or (B) the Company will not have sufficient shares of Company Common Stock present in person or by proxy to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting, then the Company, after consultation with Parent, may postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Shareholders Meeting, so long as, in the case of any postponement or adjournment under clause (iii) of this Section 6.01(c), the date of the Company Shareholders Meeting is not postponed or adjourned more than an aggregate of 30 calendar days without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). In the event that during the five Business Days prior to the date that the Company Shareholders Meeting is then scheduled to be held, the Company delivers a notice of an intent to make a Company Adverse Recommendation Change, Parent may direct the Company to postpone the Company Shareholders Meeting for up to six Business Days and, to the extent permitted by applicable Law, the Company Charter and the Company Bylaws, the Company shall promptly, and in any event no later than the next Business Day, postpone the Company Shareholders Meeting in accordance with Parent’s direction, subject to the Company’s right to postpone the Company Shareholders Meeting for a longer period pursuant to the immediately preceding sentence. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 6.01(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or, other than with respect to the fourth sentence of this Section 6.01(c), the making of any Company Adverse Recommendation Change by the Company Board or the Transaction Committee.

(d) As soon as reasonably practicable following the date of this Agreement, Parent shall prepare and file with the UKLA for its approval a draft copy of the Parent Circular and the Parent Prospectus. The Company shall make available all information, and provide such other assistance, as Parent may reasonably request in connection with the preparation, filing and distribution of the Parent Circular and the Parent Prospectus, and will cause its accountants and other relevant professional advisors to cooperate with Parent as is reasonably necessary to provide Parent with the financial and other information required for purposes of the Parent Circular and the Parent Prospectus. Parent shall use its reasonable best efforts to obtain formal approval of the Parent Circular and the Parent Prospectus from the UKLA prior to or concurrently with the effectiveness of the Form F-4. Parent shall notify the Company promptly of the receipt of any comments from the UKLA or its staff and of any request by the UKLA or its staff relating to the Parent Circular and the Parent Prospectus and promptly shall make available to the Company copies of all correspondence between it or any of its Representatives, on the one hand, and the UKLA or its staff, on the other hand, with respect to the Parent Circular and the Parent Prospectus. Notwithstanding the foregoing, prior to publishing the Parent Circular and the Parent Prospectus (or any amendment or supplement thereto), Parent (i) shall provide the Company with a reasonable opportunity to review and comment on the Parent Circular and the Parent Prospectus (including the proposed final version of the Parent Circular and the Parent Prospectus), (ii) shall consider in good faith all comments reasonably proposed by the Company and (iii) shall not publish the Parent Circular or the Parent Prospectus prior to receiving the Company’s approval, which approval shall not be unreasonably withheld, conditioned or delayed.

(e) If, prior to (i) receipt of the Parent Shareholder Approval in the case of the Parent Circular or (ii) admission of the Parent Ordinary Shares constituting the Merger Consideration to the premium listing segment of the Official List of the UKLA in the case of the Parent Prospectus, any event or change occurs that is required to be described in an amendment of, or a supplement to, the Parent Circular or the Parent Prospectus, Parent or the Company, as the case may be, shall promptly notify the other party of such event or change, and Parent and the Company shall cooperate to promptly prepare and file with the UKLA any necessary amendment or supplement to the Parent Circular or the Parent Prospectus and, as required by applicable Law, publish or disseminate the information contained in such amendment or supplement to Parent’s shareholders.

(f) Parent shall, as soon as reasonably practicable following the date on which the Parent Circular and the Parent Prospectus are approved by the UKLA (but subject to Section 6.01(g)), (i) duly call, give notice of, convene and hold the Parent Shareholders Meeting for the purpose of obtaining the Parent Shareholder Approval and (ii) mail the Parent Circular to the holders of Parent Ordinary Shares and publish the Parent Prospectus in accordance with applicable Law. Parent shall include the Parent Recommendation in the Parent Circular and the Parent Board shall solicit the approval of this Agreement and the issuance of the Parent Ordinary Shares underlying the Parent ADSs constituting the Merger Consideration by holders of Parent Ordinary Shares, except to the extent that the Parent Board shall have made a Parent Adverse Recommendation Change as permitted by Section 5.03(b). Notwithstanding the foregoing, and subject to compliance with any requirements of applicable Law and Parent’s organizational documents, if Parent reasonably believes that (i) it is necessary to postpone or adjourn the Parent Shareholders Meeting to ensure that any required amendment or supplement to the Parent Circular and the Parent Prospectus is mailed to the holders of Parent Ordinary Shares and published, respectively, within a reasonable amount of time in advance of the Parent Shareholders Meeting, (ii) such postponement or adjournment is required by Law or a court or other Governmental Entity of competent jurisdiction in connection with any Actions in connection with this Agreement or the Transactions or (iii)(A) Parent will not receive proxies sufficient to obtain the Parent Shareholder Approval, whether or not a quorum is present, or (B) Parent will not have a sufficient number of Parent Ordinary Shares present in person or by proxy to constitute a quorum necessary to conduct the business of the Parent Shareholders Meeting, then Parent, after consultation with the Company, may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Shareholders Meeting, so long as, in the case of any postponement or adjournment under clause (iii) of this Section 6.01(f), the date of the Parent Shareholders Meeting is not postponed or adjourned more than an aggregate of 30 calendar days without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). In the event that during the five Business Days prior to the date that the Parent Shareholders Meeting is then scheduled to be held, Parent delivers a notice of an intent to make a Parent Adverse Recommendation Change, the Company may direct Parent to postpone the Parent Shareholders Meeting for up to six Business Days and, to the extent permitted by applicable Law and Parent’s organizational documents, Parent shall promptly, and in any event no later than the next Business Day, postpone the Parent Shareholders Meeting in accordance with the Company’s direction, subject to Parent’s right to postpone the Parent Shareholders Meeting for a longer period pursuant to the immediately preceding sentence. Without limiting the generality of the foregoing, Parent agrees that its obligations pursuant to this Section 6.01(f), other than with respect to the second sentence of this Section 6.01(f), shall not be affected by the making of any Parent Adverse Recommendation Change by the Parent Board.

(g) The parties will use their reasonable best efforts to hold the Company Shareholders Meeting and the Parent Shareholders Meeting on the same date.

(h) The Company acknowledges that Parent may seek a further Parent Shareholder Approval if due to material circumstances arising from the date of the Parent Shareholders Meeting until the Closing either Parent has been directed by a Governmental Entity to seek such further approval, or Parent determines in good faith (after consultation with its outside legal counsel) that it is necessary to seek such further approval for the purpose of complying with the Listing Rules, or the Company and Parent have agreed that Parent should seek such further approval.

SECTION 6.02. Access to Information; Confidentiality. Subject to applicable Law, each of Parent and the Company shall, and shall cause each of its respective subsidiaries to, afford to the other party and such party’s Representatives, reasonable access, upon reasonable advance notice, during normal business hours during the period prior to the Effective Time to all of their respective properties, books, Contracts, Tax Returns, commitments, personnel and records; provided, however, that such access (A) shall not unreasonably disrupt the normal operations of any party, (B) shall be subject to any legal restrictions on a party’s ability to provide any information (provided that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access) and (C) shall not result in a waiver of the attorney-client privilege or the protection of attorney work-product (provided that the withholding party shall use its reasonable best efforts to allow for such access (or as much of it as possible) in a manner that does not result in a loss of attorney client privilege). If any material is withheld by any party pursuant to the proviso to the preceding sentence, such party shall, to the extent possible without violating legal restrictions or risking a loss of attorney client privilege, inform the other party as to the general nature of what is being withheld. All information exchanged pursuant to this Section 6.02 shall be subject to the Confidentiality Agreement.

SECTION 6.03. Reasonable Best Efforts; Notification. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including (i) the taking of all reasonable acts necessary to cause the conditions set forth in Article VII to be satisfied as soon as reasonably practicable, (ii) the obtaining of all mandatory or appropriate nonactions and Consents from Governmental Entities and the making of all mandatory or appropriate registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain a Consent from, or to avoid an Action by, any Governmental Entity, (iii) the obtaining of all mandatory or appropriate Consents from third parties, provided that no party shall be required or permitted to incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain any such Consents, (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution and delivery of any additional instruments mandatory or appropriate to consummate the Transactions and to fully carry out the purposes of this Agreement. In connection with and without limiting the foregoing, the Company and Parent shall duly file, in consultation and cooperation with the other parties hereto, with the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice the notification and report form (the “HSR Filing”) required under the HSR Act with respect to the Transactions as promptly as practicable (and in any event within 15 Business Days) after the date of this Agreement. Each party shall cooperate with the other party to the extent necessary to assist the other party in the preparation of its HSR Filing and any other mandatory or appropriate Consents, to request early termination of the waiting period required by the HSR Act and, if requested, to promptly amend or furnish additional information with respect to the HSR Filing and any other mandatory or appropriate Consents.

(b) In connection with and without limiting the foregoing, the Company and the Company Board and Parent and the Parent Board shall (x) take all action necessary (including by granting any approvals) to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (y) if any state takeover statute or similar statute or regulation becomes applicable to any Transaction or this Agreement, take all action necessary (including by granting any approvals) to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such statute or regulation on the Merger and the other Transactions.

(c) Notwithstanding this Section 6.03 or anything else to the contrary herein, Parent shall not be required to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of the Company’s assets or limits on the Company’s freedom of action with respect to any of its businesses or any other Antitrust Restriction, or to commit or agree to any of the foregoing (each, a “Regulatory Requirement”), and the Company shall not, and nothing in Section 6.03(a) or Section 6.03(b) shall authorize the Company to, commit or agree to a Regulatory Requirement, to obtain any Consents in connection with, or to remove any impediments to the Transactions relating to, the HSR Act or other antitrust, competition or premerger notification, trade regulation law, regulation or order (“Antitrust Laws”) or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action relating to Antitrust Laws.

(d) Subject to applicable Law, each party shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with obtaining all mandatory or appropriate nonactions and Consents from Governmental Entities, and each party shall (i) keep one another reasonably informed as to the status of and the processes and proceedings relating to obtaining nonactions and Consents from Governmental Entities, (ii) give prompt notice to the other party of any direct or indirect communication with a Governmental Entity in connection with the Transactions or with any person alleging that the consent of such person is or may be required in connection with the Transactions, in each case to the extent such other party is not aware of such matter, (iii) prior to making any direct or indirect substantive communication with a Governmental Entity or submission of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, or proposals to a Governmental Entity in connection with the Transactions, provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with any such communications, analyses, appearances, presentations, memoranda, briefs, arguments, opinions, or proposals, and (iv) unless impractical, allow the other party to participate in any substantive teleconference or in-person meetings with a Governmental Entity in connection with the Transactions; provided, however, that no notification pursuant to this Section 6.03(d) shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

(e) Notwithstanding this Section 6.03 or anything else to the contrary herein, Parent shall, acting reasonably and in good faith, direct and control all aspects of the parties’ efforts to obtain all mandatory or appropriate nonactions and Consents from Governmental Entities or in any Actions before any Governmental Entity relating to any Antitrust Laws; provided that (i) Parent shall provide the Company with reasonable prior notice of commitments or material actions that Parent proposes to undertake with any Governmental Entity in connection with such efforts and (ii) Parent shall consult with the Company and consider the Company’s views with respect to such matters in good faith.

SECTION 6.04. Financing. (a) Subject to the terms and conditions of this Agreement, Parent shall use its reasonable best efforts to obtain the Financing on a timely basis including (to the extent the proceeds of the term loans thereunder are needed to consummate the Transactions) pursuant to the New Term Loan Facility and if all conditions to funding thereunder have been satisfied (it being understood and agreed that Parent shall use its reasonable best efforts to satisfy (or cause to be satisfied) all such conditions on a timely basis), causing the lenders under the New Term Loan Facility to consummate the Financing on or prior to the Closing Date on the terms and conditions described in the New Term Loan Facility (it being understood that it is not a condition to Closing under this Agreement for Parent to obtain all or any portion of the Financing).

(b) Parent will keep the Company reasonably informed of the status of its efforts to arrange the Financing and to satisfy the conditions thereof, including (i) giving the Company prompt notice upon having Knowledge of any breach by any party to the New Term Loan Facility or any termination of the New Term Loan Facility and (ii) upon the Company’s reasonable request, advising and updating the Company, in a reasonable level of detail, with respect to the status of the Financing and the anticipated closing of the Financing (which shall be at or prior to the Closing). Except as set forth in this Section 6.04, Parent shall not, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), voluntarily reduce the committed principal amount of the New Term Loan Facility or amend, modify, supplement or waive any of the conditions or contingencies to funding contained in the New Term Loan Facility or any other provision of, or remedies under, the New Term Loan Facility, in each case to the extent such amendment, modification, supplement or waiver would reasonably be expected to have the effect of directly or indirectly (A) impairing the enforceability of the New Term Loan Facility or reducing the aggregate amount of debt financing under the New Term Loan Facility (except (x) as required thereby or (y) concurrently with the entry into alternative debt financing arrangements described in clause (x) of the proviso at the end of this clause (b), in equal amounts to, and having conditions to funding that are no less favorable to Parent than the New Term Loan Facility), (B) adversely affecting in any material respect the ability of Parent to timely consummate the Transactions, (C) amending, modifying, supplementing or waiving the conditions or contingencies to the

Financing in a manner materially adverse to the Company or (D) materially delaying or impeding the Closing; provided that notwithstanding any other provision of this Agreement, Parent shall be entitled from time to time to (x) substitute other debt financing (in equal amounts to, and having conditions to funding that are no less favorable to Parent than the New Term Loan Facility) for all or any portion of the Financing from the same or alternative financing sources (including, for the avoidance of doubt, one or more issuances of debt securities; provided, that such debt securities shall not be convertible into, exchangeable for or otherwise linked to, any equity securities), and (y) amend, restate, replace, supplement or otherwise modify the New Term Loan Facility for the purpose of adding agents, co-agents, lenders, arrangers, bookrunners or other persons that have not executed the New Term Loan Facility as of the date of this Agreement, in each case, subject to subclauses (A), (B), (C) and (D) above.

(c) Upon any such amendment, restatement, replacement, supplement or modification, in accordance with the terms of this Section 6.04, the term “New Term Loan Facility” shall mean for all purposes of this Agreement the New Term Loan Facility as so amended, restated, replaced, supplemented or modified. Parent shall promptly make available to the Company true and complete copies of any such amendment, restatement, replacement, supplement or modification (with only the fee amounts and certain other provisions redacted, which redacted provisions shall not affect the principal amount or availability of the Financing).

(d) Upon the request of Parent, the Company shall provide, and shall cause the Company Subsidiaries to provide and shall use their respective reasonable best efforts to cause its and their Representatives to provide, all cooperation reasonably requested by Parent in connection with the arrangement of the Financing in connection with the Transactions, including: (i) participation of the Company’s senior officers in a reasonable number of meetings (including with prospective agents, co-agents, lenders, arrangers, bookrunners, underwriters and other financing sources), drafting sessions, due diligence sessions and rating agency presentations, in each case, to the extent reasonable and customary; (ii) making available to Parent and its underwriters and financing sources any historical financial statements of the Company and the Company Subsidiaries required to be included by Regulation S-X and Regulation S-K under the Securities Act in a registered offering of unsecured debt securities by Parent and any other information (financial or otherwise) regarding the Company that is reasonably available and reasonably necessary for Parent to prepare pro forma financial statements and projections or otherwise as is customarily provided in connection with any financing comparable to the Financing, as well as business and other financial information of the type required by Regulation S-X and Regulation S-K under the Securities Act in a registered offering of unsecured debt securities by Parent; (iii) assisting Parent and its underwriters and financing sources in the preparation of (A) a customary bank information memorandum (as well as a public-side version thereof) for the Financing, (B) materials for rating agency presentations and (C) prospectuses, offering memoranda and private placement memoranda, including using its reasonable best efforts to obtain any consents of accountants for use of their reports in any of the foregoing; provided that Parent shall be primarily responsible for the preparation of any such documentation; (iv) assisting Parent with the preparation of any definitive documents related to the Financing or any offering(s) of debt securities in lieu of the Financing (including any schedules thereto) as may be reasonably requested by Parent; provided that Parent shall be primarily responsible for the preparation of any such documentation; (v) executing and delivering (or using reasonable best efforts to obtain) customary certificates, accountants’ comfort letters (including customary “negative assurance” comfort), consents, legal opinions and negative assurance letters in connection with the Financing; (vi) affording Parent’s underwriters and financing sources with reasonable and customary access (on a reasonable and limited number of occasions), upon reasonable advance notice, during normal business hours to all of its properties, books, Contracts, Tax Returns, commitments, personnel and records; (vii) providing Parent’s underwriters and financing sources with all documentation and other information required by regulatory authorities and as reasonably requested by Parent with respect to the Company in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT; and (viii) consenting to the reasonable use of the Company’s trademarks, service marks or logos in connection with the Financing prior to the Closing Date (subject to advance review of and consultation with respect of such use and so long as such marks or logos are used in a manner that is reasonable and customary for such purposes and that is not intended or reasonably likely to harm or disparage the Company or any Company Subsidiary or the reputation or goodwill of the Company or any Company Subsidiary or any of their respective products, services, offerings or intellectual property rights); provided that the Company shall not be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing; provided, further, that the effectiveness of any documentation executed by the Company with respect thereto shall be subject to the consummation of the Merger and nothing in this Section 6.04 shall require any cooperation to the extent it would interfere unreasonably with the business or operations of the Company or the Company Subsidiaries. Parent acknowledges and agrees that none of the Company or any Company Subsidiary or any of their respective Representatives shall incur any liability or have any obligations to any person under or in connection with the Financing prior to the Closing.

(e) Notwithstanding anything herein to the contrary, the cooperation set forth in Section 6.04(d) shall not be required to the extent such cooperation (i) unreasonably disrupts the normal operations of the Company or any Company Subsidiary, (ii) would cause any breach of this Agreement or cause any condition of this Agreement to not be satisfied, (iii) conflict with, violate or breach any applicable Law or legal restriction, the charter or similar organizational documents of the Company or any Company Subsidiary or any material Contract to which the Company or any Company Subsidiary is a party or (iv) would result in a waiver of the attorney-client privilege or the protection of attorney work-product (provided that the withholding party shall use its reasonable best efforts to allow for such access (or as much of it as possible) in a manner that does not result in a loss of attorney client privilege). If any material is withheld by the Company pursuant to this Section 6.04(e), the Company shall, to the extent possible without violating legal restrictions or risking a loss of attorney client privilege, inform the Company as to the general nature of what is being withheld. All information exchanged pursuant to this Section 6.04 shall be subject to the Confidentiality Agreement.

(f) Except in the case of losses arising or resulting from fraud or intentional or willful misrepresentation, gross negligence, willful misconduct or willful concealment with respect to information provided by the Company or any Company Subsidiary in connection with the Financing, in each case, as determined by a final, non-appealable Judgment by a court of competent jurisdiction, Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees), interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing or any offerings of debt securities in lieu of the Financing and any information utilized in connection therewith (other than information provided by or on behalf of the Company expressly for use in connection therewith) in each case, whether or not the Merger is consummated and/or this Agreement is terminated. Parent shall, promptly upon the request of the Company, reimburse the Company for all out-of-pocket costs or expenses reasonably incurred by the Company in connection with cooperation provided for in this Section 6.04.

SECTION 6.05. Equity-Based Compensation.

(a) At the Effective Time, each Cash-Out RSU outstanding immediately prior to the Effective Time, shall be canceled and converted into the right to receive the Merger Consideration for each share of Company Common Stock subject to such Cash-Out RSU (subject to the proviso below) and any dividend equivalent right in respect of such Cash-Out RSU, in full satisfaction of the rights of the applicable holder with respect thereto, subject to any required withholding Taxes (any such withholding Taxes shall be satisfied by having a portion of the Per Share Stock Consideration of the Merger Consideration retained by Parent or any Parent Subsidiary, such portion to have a value sufficient to satisfy such withholding Taxes, and, in the event the Per Share Stock Consideration has a value that is less than such withholding Taxes, an amount of cash payable to the holder of such award equal to the value of the remaining Tax withholding shall be retained by Parent or any Parent Subsidiary), provided that, in the case of any Cash-Out RSU that is also a Company Performance Share, the number of shares of Company Common Stock deemed to be subject to such Cash-Out RSU, shall be determined by the Company Board (or the applicable committee thereof) prior to the Effective Time in accordance with the applicable award agreement and after reasonable consultation with Parent (for the avoidance of doubt, taking into account any pro ration required by such award agreement);

(b) At the Effective Time, each Company DSU outstanding immediately prior to the Effective Time, shall be canceled and converted into the right to receive the Merger Consideration (or such other form of payment as is required by the applicable Company Benefit Plan in an amount equal to the value of the Merger Consideration) for each share of Company Common Stock subject to such Company DSU, in full satisfaction of the rights of the applicable holder with respect thereto, subject to any required withholding Taxes (any such withholding Taxes shall be satisfied by having a portion of the Per Share Stock Consideration, if any, of the Merger Consideration retained by Parent or any Parent Subsidiary, such portion to have a value sufficient to satisfy such withholding Taxes, and, in the event the Per Share Stock Consideration has a value that is less than such withholding Taxes, an amount of cash payable to the holder of such award equal to the value of the remaining Tax withholding shall be retained by Parent or any Parent Subsidiary), provided that the timing of payment shall be made in accordance with the applicable award agreement and any deferral election made thereunder;

(c) At the Effective Time, each Rollover RSU outstanding immediately prior to the Effective Time shall be converted into a restricted stock unit of Parent with respect to a target number of Parent ADSs (rounded down to the nearest whole Parent ADS (with any fractional Parent ADSs settled in cash)) equal to the product of (i) the target number of shares of Company Common Stock subject to such Rollover RSU immediately prior to the Effective Time and (ii) the RSU Exchange Ratio subject to adjustment in accordance with Section 2.01(h) (each, an “Adjusted RSU”), subject to substantially the same terms and conditions as were applicable to such Rollover RSU immediately prior to the Effective Time (except that the form of payment upon vesting and settlement shall be in Parent ADSs rather than in shares of Company Common Stock), provided that, if such Rollover RSU was subject to performance-based vesting immediately prior to the Effective Time, then the performance conditions applicable to such Adjusted RSU and the number of Adjusted RSUs that may be earned at the end of the applicable performance period shall be determined in accordance with Section 5.01(a)(iv) of the Company Disclosure Letter.

(d) At the Effective Time, Parent shall assume all of the obligations of the Company under the Company Stock Plans, each Adjusted RSU and the agreements evidencing the grants thereof. As soon as practicable after the Effective Time, Parent shall deliver to the holders of Adjusted RSUs appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of such Adjusted RSUs shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.05 after giving effect to the Merger).

(e) Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions and take such other actions as may be required to effect the treatment of the Company Stock Awards described in paragraphs (a) through (e) of this Section 6.05. At the direction of Parent, payment of any cash amounts to be paid pursuant to this Section 6.05 may be made through the Company’s (or the Surviving Corporation’s) payroll, but in no event later than the second standard payroll cycle commencing after the Effective Time.

SECTION 6.06. Employee Benefit Matters.

(a) Following the Effective Time and until December 31, 2018, Parent shall, or shall cause the Surviving Corporation to, provide employees of the Company or any Company Subsidiary as of the Closing (the “Continuing Employees”) with (i) annual base salary (including any portion of a Continuing Employee’s annual base salary that is paid in a lump sum as a result of the cap imposed by the Company on the amount of annual base salary that may be paid to a Continuing Employee) and wages that are no less favorable than those provided to each Continuing Employee as of immediately prior to the Closing, (ii) annual target cash bonus opportunities (excluding any one-time, special or non-recurring bonus) that are no less favorable than those provided to each Continuing Employee as of immediately prior to the Closing, (iii) annual target equity-based opportunities (excluding any one-time, special or non-recurring equity-based awards) that are no less favorable in respect of value to those provided to each Continuing Employee as of immediately prior to Closing and (iv) other employee benefit plans, programs and arrangements (excluding change in control, transaction bonus and retention arrangements) that are substantially similar in the aggregate to those provided to each Continuing Employee as of immediately prior to the Closing.

(b) Parent shall, or shall cause the Surviving Corporation to, honor, in accordance with their terms, all Company Benefit Plans subject, in the case of each Company Benefit Plan, to the right of Parent, the Surviving Corporation or any subsidiary of either to amend or terminate any Company Benefit Plan in accordance with its terms.

(c) For purposes of vesting, eligibility to participate and level of benefits (but excluding benefit accrual for purposes of defined benefit plans) under the employee benefit plans, programs, policies and arrangements providing benefits to any Continuing Employee from and after the Closing Date (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with the Company or any Company Subsidiary and their respective predecessors prior to the Closing, to the same extent credit for such service was provided under the Company Benefit Plans as of immediately prior to the Closing, to the extent such service credit would not result in the duplication of benefits under any New Plan. Without limiting the generality of the foregoing, (i) each Continuing Employee who ceases to be eligible to participate in a Company Benefit Plan shall immediately be eligible to participate, without any waiting period, in any corresponding New Plan to the extent such New Plan is comparable and intended to replace the benefits under any such Company Benefit Plan, (ii) for purposes of any New Plan providing benefits to any Continuing Employee, Parent shall cause all pre-existing condition limitations, exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and such Continuing Employee’s covered dependents, and (iii) to the extent Parent receives from the Company sufficient information, Parent shall cause any eligible expenses incurred by a Continuing Employee under a Company Benefit Plan during the calendar year in which the Closing Date occurs to be taken into account for purposes of satisfying such calendar year’s deductible, co-payment or co-insurance and maximum out-of-pocket limitations under any relevant New Plans in which such Continuing Employee becomes eligible to participate during such calendar year, to the extent credited under the applicable Company Benefit Plan prior to the Effective Time.

(d) Parent and the Company, as applicable, shall cause

(i) all fiscal year 2016 bonus amounts under annual bonus, sales and other cash incentive plans of the Company and the Company Subsidiaries (the “FY2016 Bonuses”) to be calculated and paid in the ordinary course of business consistent with past practice to the eligible Continuing Employees; provided, however, that if the Closing Date occurs prior to the date the FY2016 Bonuses are paid in the ordinary course, such bonus amounts shall be calculated based on actual results and performance achieved in respect of fiscal year 2016; and

(ii) all fiscal year 2017 bonus amounts under annual bonus, sales and other cash incentive plans of the Company and the Company Subsidiaries (the “FY2017 Bonuses”) to be established and calculated in accordance with Section 5.01(a)(iv) of the Company Disclosure Letter and paid in the ordinary course of business consistent with past practice to the eligible Continuing Employees.

(e) Parent acknowledges and agrees that a “Change in Control” or “Change of Control” (or other similar phrase) within the meaning of any severance or equity incentive agreement, plan or other arrangement entered into, sponsored by or maintained by the Company or any Company Subsidiary, shall occur as of the Effective Time as a result of the consummation of the Merger contemplated by this Agreement.

(f) From and after the date of this Agreement, the Company will notify Parent promptly of any notice or other communication received by the Company or any Company Subsidiary from the Pension Benefit Guaranty Corporation (the “PBGC”) under the PBGC’s Early Warning Program regarding any defined benefit pension plan of the Company or any Company Subsidiary. In the event of any such notice or communication, the Company will consult with Parent with respect to any communications with the PBGC or its Representatives, in accordance with Section 6.06(f) of the Company Disclosure Letter.

(g) Without limiting the generality of Section 9.07, the provisions of this Section 6.06 are solely for the benefit of the parties hereto and no provision of this Section 6.06 shall (i) create any right in any Continuing Employee to continued employment by Parent, the Surviving Corporation, the Company or any of their respective subsidiaries or limit the ability of Parent, the Surviving Corporation, the Company or any of their respective subsidiaries to terminate the employment of any Continuing Employee, (ii) confer upon any Company Personnel any rights or remedies under or by reason of this Agreement, (iii) except as expressly required by their terms, require Parent, the Surviving Corporation, the Company or any of their respective subsidiaries to continue any Company Benefit Plans or New Plans, as applicable, or prevent the amendment, modification or termination thereof on or after the Closing Date in accordance with their terms or (iv) be treated as a restatement, amendment or waiver of or to any particular Company Benefit Plan or New Plan or other employee benefit plan.

(h) Within ten Business Days of the date hereof, the Company shall provide to Parent a true and complete list, as of the close of business on the date hereof, of (a) all outstanding Company RSUs, the number of shares of Company Common Stock with respect thereto, the grant dates and the names of the holders thereof and the vesting schedule of the Retention RSUs, (b) all outstanding Company DSUs, the number of shares of Company Common Stock with respect thereto, the grant dates and the names of the holders thereof and (c) all outstanding Company Performance Shares, the number of shares of Company Common Stock with respect thereto at target level and maximum level and the grant dates thereof and the names of the holders thereof.

SECTION 6.07. Indemnification. (a) From and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, (i) indemnify, defend and hold harmless, to the fullest extent permitted by applicable Law, all current or former directors and officers of the Company and the Company Subsidiaries and all fiduciaries under any Company Benefit Plan (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) against any costs, expenses (including reasonable attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities to the extent related to any claim or Action arising out of or pertaining to the fact that the Company Indemnified Party is or was a director or officer of the Company or any of the Company Subsidiaries or a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or any of the Company Subsidiaries as a director or officer of any other corporation, limited liability company, partnership, joint venture, trust or other business or non-profit enterprise (including any Company Benefit Plan) at or prior to the Effective Time whether asserted or claimed prior to, at or after the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the Transactions). Subject to applicable Law, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, pay the fees and expenses of a Company Indemnified Party (including reasonable attorneys’ fees and expenses and disbursements) in advance of the final disposition of any claim or Action that is the subject of the right to indemnification under this Section 6.07(a); provided, however, that such Company Indemnified Party undertakes to reimburse the Surviving Corporation for all amounts so advanced if a court of competent jurisdiction determines by a final, nonappealable Judgment that such Company Indemnified Party is not entitled to indemnification.

(b) From and after the Effective Time, Parent shall, to the fullest extent permitted by Law, cause the Surviving Corporation to honor all of the Company’s and the Company Subsidiaries’ obligations to indemnify (including any obligations to advance funds for expenses) each Company Indemnified Party and each past and present employee of the Company and any Company Subsidiary for acts or omissions by such persons occurring prior to the Effective Time to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Company Charter, the Company Bylaws, individual indemnity agreements (copies of which have been made available by the Company to Parent prior to the date of this Agreement) or otherwise, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company Charter, the Company Bylaws and such individual indemnity agreements from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such Company Indemnified Party arising out of such acts or omissions.

(c) The Company may in its discretion purchase a “tail” directors’ and officers’ liability insurance policy covering the six-year period from and after the Effective Time with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided that without Parent’s consent, the cost of such “tail” policy will not exceed 300% of the annual premiums paid as of the date of this Agreement by the Company for such insurance (such 300% amount, the “Maximum Premium”). If the Company declines to purchase such a “tail” policy, Parent shall purchase such a “tail” policy or, at Parent’s election in lieu of purchasing such a “tail” policy, for a period of six years after the Effective Time, cause to be maintained in effect the policies of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement (provided that (i) Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous and (ii) the Company shall cooperate with Parent in connection with obtaining such substitute policies, including by providing information reasonably requested by Parent in connection therewith) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to purchase such a “tail” policy if the cost would exceed the Maximum Premium or make annual premium payments for such insurance to the extent such premiums exceed the Maximum Premium. If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium. To the extent the Company elects to purchase a “tail” policy as described in this Section 6.07(c), the Company shall cooperate and consult with Parent in all respects in connection with obtaining such a “tail” policy, including by designating Parent as a successor in liability thereunder.

(d) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Parent or the Surviving Corporation will cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.07.

(e) The provisions of this Section 6.07 (i) will survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Law, contract or otherwise.

SECTION 6.08. Fees and Expenses.

(a) Except as provided below, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) The Company will pay to Parent a fee equal to $1,000,000,000 (the “Company Termination Fee”) if:

(i) Parent terminates this Agreement pursuant to Section 8.01(d); provided that if either the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii), in each case, at any time at which Parent would have been permitted to terminate this Agreement pursuant to Section 8.01(d), this Agreement will be deemed terminated pursuant to Section 8.01(d) for purposes of this Section 6.08(b)(i); or

(ii) (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii) or Section 8.01(c), and, in the case of a termination pursuant to Section 8.01(b)(i), the conditions set forth in Sections 7.01(e) and 7.01(f) have been satisfied; provided that if either the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(ii) at any time at which Parent would have been permitted to terminate this Agreement pursuant to Section 8.01(c), then this Agreement will be deemed terminated pursuant to Section 8.01(c) for purposes of this Section 6.08(b)(ii), (B) a Company Takeover Proposal has been made or made known to the Company or its shareholders after the date of this Agreement (whether or not conditional and whether or not withdrawn) but prior to the date of the Company Shareholders Meeting (in the case of Section 8.01(b)(iii)) or prior to the date this Agreement is terminated (in the case of Section 8.01(b)(i)) or prior to the breach giving rise to such right of termination (in the case of Section 8.01(c)), and (C) within 12 months after such termination, the Company or any Company Subsidiary enters into a definitive Contract with respect to, or consummates, such Company Takeover Proposal (solely for purposes of this Section 6.08(b)(ii), the term “Company Takeover Proposal” shall have the meaning set forth in the definition of Company Takeover Proposal contained in Section 5.02(e) except that all references in such definition to “25% or more” shall be deemed to be references to a majority).

Any Company Termination Fee due under this Section 6.08(b) shall be paid by wire transfer of same day funds to an account designated by Parent (x) in the case of a payment as a result of Section 6.08(b)(i), on the Business Day immediately following the date of termination of this Agreement and (y) in the case of a payment as a result of Section 6.08(b)(ii), upon the occurrence of an event set forth in Section 6.08(b)(ii)(C).

(c) Parent will pay to the Company the Parent Termination Fee (as defined below) if:

(i) the Company terminates this Agreement pursuant to Section 8.01(f); provided that if either the Company or Parent terminates this Agreement pursuant to (i) Section 8.01(b)(i) or Section 8.01(b)(iv), in each case, at any time at which the Company would have been permitted to terminate this Agreement pursuant to Section 8.01(f), then this Agreement will be deemed terminated pursuant to Section 8.01(f) for purposes of this Section 6.08(c)(i);

(ii) this Agreement is terminated by either Parent or the Company (A) pursuant to Section 8.01(b)(i) and at the time of such termination one or more of the conditions to Closing set forth in Section 7.01(e), Section 7.01(f) (but for purposes of Section 7.01(f) only if each Restraint giving rise to such non-satisfaction is attributable to an Antitrust Law) or Section 7.02(c) shall not have been satisfied, but all other conditions to Closing set forth in Section 7.01 and Section 7.02 shall be satisfied (or, in the case of any condition that by its nature is to be satisfied at the Closing, would be satisfied if the Closing were to occur on the date of such termination), or (B) pursuant to Section 8.01(b)(ii) if the Restraint giving rise to such non-satisfaction is attributable to an Antitrust Law; provided, however, that no Parent Termination Fee shall be payable pursuant to this Section 6.08(c)(ii) in the event that the Company has not complied in all material respects with its obligations under Section 6.03; or

(iii) (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i) or Section 8.01(b)(iv) or Section 8.01(e), and, in the case of a termination pursuant to Section 8.01(b)(i), the conditions set forth in Sections 7.01(e), 7.01(f) and 7.02(c) have been satisfied; provided that if either the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(ii) at any time at which the Company would have been permitted to terminate this Agreement pursuant to Section 8.01(e), then this Agreement will be deemed terminated pursuant to Section 8.01(e) for purposes of this Section 6.08(c)(iii), (B) a Parent Alternative Transaction has been publicly proposed or announced or otherwise publicly disclosed after the date of this Agreement (whether or not conditional and whether or not withdrawn) but prior to the date of the Parent Shareholders Meeting (in the case of Section 8.01(b)(iv)) or prior to the date this Agreement is terminated (in the case of Section 8.01(b)(i)) or prior to the breach giving rise to such right of termination (in the case of Section 8.01(e)), and (C) within 12 months after such termination, Parent or any Parent Subsidiary enters into a definitive Contract with respect to, or consummates, such Parent Alternative Transaction (solely for purposes of this Section 6.08(c)(ii), the term “Parent Alternative Transaction” shall have the meaning set forth in the definition of Parent Alternative Transaction contained in Section 5.03(e) except that all references in such definition to “25% or more” shall be deemed to be references to “a majority”).

For purposes of this Agreement, the “Parent Termination Fee” shall mean (i) with respect to Sections 6.08(c)(i) and 6.08(c)(iii), $1,000,000,000, and (ii) with respect to Section 6.08(c)(ii), $500,000,000. Any Parent Termination Fee due under this Section 6.08(c) shall be paid by wire transfer of same day funds to an account designated by the Company (x) in the case of a payment as a result of Section 6.08(c)(i) or 6.08(c)(ii), on the Business Day immediately following the date of termination of this Agreement and (y) in the case of a payment as a result of Section 6.08(c)(iii), upon the occurrence of an event set forth in Section 6.08(c)(iii)(C). Any Parent Termination Fee, if payable, shall be inclusive of any applicable value added Tax.

(d) Parent and the Company acknowledge that the agreements contained in this Section 6.08 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither Parent nor the Company would have entered into this Agreement; accordingly, if the Company fails promptly to pay the Company Termination Fee, if any, or Parent fails to promptly pay the Parent Termination Fee, if any, and, in order to obtain such payment, the person owed such payment commences an Action that results in a Judgment against the other party for the amounts set forth in Section 6.08(b) or 6.08(c), as applicable, the person owing such payment shall pay to the other party interest on the amounts set forth in Section 6.08(b) or 6.08(c), as applicable, at a rate per annum equal to three-month LIBOR (as reported in The Wall Street Journal (Northeast edition) or, if not reported therein, in another authoritative source selected by Parent) on the date such payment was required to be made (or if no quotation for three-month LIBOR is available for such date, on the next preceding date for which such a quotation is available) plus 1.5%. In no event shall either party be obligated to pay more than one termination fee pursuant to this Section 6.08; provided, however, that to the extent (i) Parent or the Company has terminated this Agreement pursuant to Section 8.01(b)(ii) at any time at which the Company would have been permitted to terminate this Agreement pursuant to Section 8.01(e), (ii) Parent has paid to the Company the Parent Termination Fee pursuant to Section 6.08(c)(ii) and (iii) Parent subsequently is obligated to pay to the Company the Parent Termination Fee pursuant to Section 6.08(c)(iii), Parent shall pay such subsequent Parent Termination Fee to the Company, less any amounts previously paid to the Company pursuant to Section 6.08(c)(ii).

SECTION 6.09. Public Announcements. Other than with respect to any Parent Adverse Recommendation Change or any Company Adverse Recommendation Change made in accordance with this Agreement, the Parent Entities and Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any material press release or other material public statements with respect to this Agreement, the Merger and the other Transactions and shall not (and shall not cause or permit their respective Representatives to) issue any such material press release or make any such material public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with, or rules of, any securities exchange or listing authority or as would not be reasonably practicable as a result of requirements of applicable Law. The Company and Parent agree that the initial press releases to be issued with respect to the Transactions will be in the form heretofore agreed to by the parties. Notwithstanding the foregoing sentences of this Section 6.09, Parent and the Company may make any oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements, was publicly disclosed and previously subject to the foregoing requirements.

SECTION 6.10. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause, on or prior to the Closing Date (a) the Parent ADSs to be issued as Merger Consideration to be approved for listing on the NYSE, subject to official notice of issuance and (b) the Parent Ordinary Shares underlying the Parent ADSs constituting the Merger Consideration to be approved for admission to the premium listing segment of the Official List of the UKLA in accordance with the Listing Rules and to trading on the main market for listed securities of the LSE in accordance with the Admission and Disclosure Standards of the LSE. The Company shall use its reasonable best efforts to cooperate with Parent in connection with the foregoing, including by providing information reasonably requested by Parent in connection therewith.

SECTION 6.11. Stock Exchange Delisting and Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and the rules and requirements of the NYSE to cause the delisting of the Company Common Stock from the NYSE as promptly as practicable after the Effective Time, and in any event no more than two Business Days after the Closing Date, and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting; provided that the Company shall not cause the Company Common Stock to be delisted from the NYSE prior to the Effective Time. If the Surviving Corporation is required to file any quarterly or annual report by a filing deadline that is imposed by the Exchange Act and which falls on a date within the ten days following the Closing Date, the Company shall make available to Parent, at least five Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

SECTION 6.12. Transaction Litigation. In the event that any Action relating to the Transactions is brought against the Company or any of its directors or officers, the Company will promptly notify Parent of such Action and shall keep Parent informed on a reasonably current basis with respect to the status thereof. Subject to applicable Law, the Company shall give Parent the opportunity, at Parent’s cost and expense, to participate in the defense or settlement of any such Action, and no such settlement shall be agreed to without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). In the event that any Action relating to the Transactions is brought against Parent or any of its directors or officers, Parent will promptly notify the Company of such Action and shall keep the Company informed on a reasonably current basis with respect to the status thereof. Subject to applicable Law, Parent shall give the Company the opportunity, at the Company’s cost and expense, to participate in the defense or settlement of any such Action, and no such settlement shall be agreed to without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

SECTION 6.13. Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required and permitted to cause any dispositions of Company Common Stock (including derivative securities with respect thereto) by each director or officer of the Company to be exempt under Rule 16b-3 of the Exchange Act.

SECTION 6.14. Company’s Auditors. From the date of this Agreement until the Effective Time, the Company shall use its reasonable best efforts to cause the Company’s auditors to complete their audit for the year ending December 31, 2016 in a timely manner and, at the reasonable request of Parent, to perform a review of the consolidated interim financial statements of the Company for any period beginning thereafter.

SECTION 6.15. Integration Planning. From the date of this Agreement until the Effective Time, Parent and the Company shall establish a mechanism, subject to applicable Law, reasonably acceptable to both parties by which the parties will confer on a regular and continued basis regarding the general status of the ongoing operations and administration of the Company and its subsidiaries (including with respect to the ongoing debt and equity capitalization of the Company and the Company Subsidiaries) and integration planning matters and communicate and consult with specific persons to be identified by each party with respect to the foregoing.

SECTION 6.16. Company Capitalization. The Company shall make available to Parent, at least three Business Days prior to the anticipated Closing Date, an updated list of the information set forth in the first two sentences of Section 3.03(a) as of the most recent practicable date prior to the Closing Date.

SECTION 6.17. Governance Matters. Parent shall take all actions necessary to cause three directors other than the Investor Directors (as defined in the Governance Agreement) serving on the Company Board immediately prior to the Closing to be elected or appointed as members of the Parent Board as of the Effective Time, with such directors to be selected by Parent prior to the Closing and after consultation with the Transaction Committee.

ARTICLE VII

Conditions Precedent

SECTION 7.01. Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each party to consummate the Merger is subject to the satisfaction or, to the extent legally permissible (and except with respect to the condition set forth in Section 7.01(a)(i), which shall not be waivable), waiver on or prior to the Closing Date of the following conditions:

(a) Required Company Shareholder Approvals. Each of the (i) Unaffiliated Shareholder Approval and (ii) Company Shareholder Approval shall have been obtained.

(b) Parent Shareholder Approval. The Parent Shareholder Approval shall have been obtained.

(c) U.S. Listing. The Parent ADSs issuable as Merger Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance.

(d) UK Listing. The UKLA and the LSE shall have acknowledged to Parent or its agent (and such acknowledgment shall not have been withdrawn) that the applications for admission of the Parent Ordinary Shares underlying the Parent ADSs constituting the Merger Consideration to the premium listing segment of the Official List of the UKLA and to trading on main market for listed securities of the LSE, respectively, have been approved such that such Parent Ordinary Shares shall have been admitted to the premium listing segment of the Official List of the UKLA and trading on the main market for listed securities of the LSE, subject only to the issue of such Parent Ordinary Shares upon completion of the Merger.

(e) Governmental Consents. (i) Any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired and (ii) each of the Consents set forth on Section 7.01(e)(ii) of the Parent Disclosure Letter shall have been obtained from the applicable Governmental Entity (whether by lapse of time or express confirmation of the relevant Governmental Entity) and shall be in full force and effect at the Closing.

(f) No Restraints. No temporary restraining order, preliminary or permanent injunction or other Judgment or Law entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction (collectively, “Restraints”) shall be in effect preventing, making illegal or prohibiting the consummation of the Merger or the issuance of the Parent Ordinary Shares underlying the Parent ADSs as Merger Consideration.

(g) Forms F-4 and F-6. The Form F-4 and the Form F-6 shall have each been declared effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of such registration statement or proceedings seeking such a stop order.

(h) Parent Prospectus and Parent Circular. The Parent Prospectus and the Parent Circular shall have each been filed with and approved by the UKLA, and the Parent Prospectus shall have been made available to the public in accordance with the Prospectus Rules and the Parent Circular shall have been sent to the holders of Parent Ordinary Shares in accordance with the Listing Rules.

SECTION 7.02. Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to consummate the Merger are further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) in Section 3.01 (Organization, Standing and Power), Section 3.03 (Capital Structure), Section 3.04 (Authority;

Execution and Delivery; Enforceability), Section 3.16 (Brokers; Schedules of Fees or Expenses) and Section 3.17 (Opinions of Financial Advisors) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) in Section 3.08(b) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date and (iii) in this Agreement (other than the foregoing sections, subsections and sentences) shall be true and correct (ignoring for such purposes any materiality or “Material Adverse Effect” qualifiers set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than for such failures in this clause (iii) to be true and correct (ignoring for such purposes any materiality or “Material Adverse Effect” qualifiers set forth therein) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that with respect to any representation or warranty with respect to which effects resulting from or arising in connection with the matters set forth in clause (d) of the definition of the term “Material Adverse Effect” are not excluded for purposes of qualifying such representation or warranty in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, such effects will similarly not be excluded for purposes of this Section 7.02(a)). Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement that are required to be performed on or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(c) No Antitrust Restrictions. No Restraint issued or promulgated by a Governmental Entity under any Antitrust Laws will be in effect, in each case as a result of the Merger, that results, directly or indirectly, in (i) any prohibition or limitation on the ownership or operation by the Surviving Corporation, Parent or any of their respective subsidiaries of any portion of the business, properties or assets of the Surviving Corporation, Parent or any of their respective subsidiaries, (ii) the Surviving Corporation, Parent or any of their respective subsidiaries being compelled to dispose of or hold separate any portion of the business, properties or assets of the Surviving Corporation, Parent or any of their respective subsidiaries, (iii) any prohibition or limitation on the ability of Parent to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of the Surviving Corporation or its subsidiaries, including the right to vote such shares or (iv) any prohibition or limitation on Parent effectively controlling the business or operations of the Surviving Corporation and its subsidiaries (collectively, an “Antitrust Restriction”).

SECTION 7.03. Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent, BATUS and Sub (i) in Section 4.01(a) (Organization, Standing and Power), Section 4.03 (Capital Structure) and Section 4.04 (Authority; Execution and Delivery; Enforceability) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) in Section 4.08(b) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date and (iii) in this Agreement (other than the foregoing sections, subsections and sentences) shall be true and correct (ignoring for such purposes any materiality or “Material Adverse Effect” qualifiers set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than for such failures in this clause (iii) to be true and correct (ignoring for such purposes any materiality or “Material Adverse Effect” qualifiers set forth therein) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that with respect to any representation or warranty with respect to which effects resulting from or arising in connection with the matters set forth in clause (d) of the definition of the term “Material Adverse Effect” are not excluded for purposes of qualifying such representation or warranty in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, such effects will similarly not be excluded for purposes of this Section 7.03(a)). The Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the finance director of Parent to such effect.

(b) Performance of Obligations of Parent and Sub. Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement that are required to be performed on or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the finance director of Parent to such effect.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Required Company Shareholder Approvals or the Parent Shareholder Approval:

(a) by mutual written consent of Parent and the Company (in the case of the Company, acting through or on the recommendation of the Transaction Committee);

(b) by either Parent or the Company (in the case of the Company, acting through or on the recommendation of the Transaction Committee):

(i) if the Merger is not consummated on or before December 31, 2017 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party whose breach of a representation, warranty or covenant in this Agreement has been a principal cause of or resulted in the failure of the Transactions to be consummated on or before the End Date; provided, further, that in the event that all of the conditions set forth in Article VII have been satisfied but the End Date, by its terms, would occur before the expiration of the five Business Day period contemplated by Section 1.02, the End Date shall be extended by the number of days necessary to provide Parent with the full five Business Day period contemplated thereby;

(ii) if the condition set forth in Section 7.01(f) is not satisfied and the Restraint giving rise to such non-satisfaction shall have become final and nonappealable; provided that the terminating party shall have complied in all material respects with its obligations to use its reasonable best efforts pursuant to Section 6.03;

(iii) if either of the Required Company Shareholder Approvals shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a proper vote on such matters was taken; or

(iv) if the Parent Shareholder Approval shall not have been obtained at the Parent Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a proper vote on such matters was taken;

(c) by Parent, if the Company breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) is not reasonably capable of being cured by the Company by the End Date or has not been cured by the Company within 30 days after the giving of written notice to the Company of such breach (provided that Parent is not then in material breach of any covenant or agreement contained in this Agreement and no representation or warranty of Parent contained herein then fails to be true and correct such that the conditions set forth in Section 7.03(a) or 7.03(b) could not then be satisfied);

(d) by Parent, in the event that a Company Adverse Recommendation Change has occurred; provided, however, that Parent will not have the right to terminate this Agreement pursuant to this Section 8.01(d) if both of the Required Company Shareholder Approvals shall have been obtained;

(e) by the Company, if Parent or Sub breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Parent contained herein fails to be true and correct, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (ii) is not reasonably capable of being cured by Parent or Sub by the End Date or has not been cured by Parent or Sub within 30 days after the giving of written notice to Parent of such breach (provided that the Company is not then in material breach of any covenant or agreement contained in this Agreement and no representation or warranty of the Company contained herein then fails to be true and correct such that the conditions set forth in Section 7.02(a) or 7.02(b) could not then be satisfied); or

(f) by the Company, in the event that a Parent Adverse Recommendation Change has occurred; provided, however, that the Company will not have the right to terminate this Agreement pursuant to this Section 8.01(f) if the Parent Shareholder Approval shall have been obtained.

The party desiring to terminate this Agreement pursuant to clauses (b), (c), (d), (e) or (f) of this Section 8.01 shall give written notice of such termination to the other parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, BATUS, Sub or the Company, other than the last sentence of Section 6.02. , the last sentence of Section 6.04(e), Section 6.04(f), Section 6.08, this Section 8.02 and Article IX, which provisions shall survive such termination. Nothing in this Section 8.02 shall be deemed to release any party from any liability for any willful and material breach by such party of the terms and provisions of this Agreement; provided that if either party receives any payments for damages from another party in respect of any such breach of this Agreement and also receives a Company Termination Fee or Parent Termination Fee, as applicable, the amount of such payments for damages made by the applicable party in respect of any such breaches shall be reduced by the amount of such Company Termination Fee or Parent Termination Fee, as applicable. The Company on behalf of the holders of Company Common Stock and Company Stock Awards has the right to seek damages (including claims for damages based on loss of the economic benefits of the Transactions to the holders of Company Shares and Company Stock Awards) in the event of Parent’s, BATUS’s or Sub’s failure to consummate the Merger in breach of this Agreement (whether or not this Agreement has been terminated), which right is hereby expressly acknowledged and agreed by Parent, BATUS and Sub. The rights of third-party beneficiaries referenced in the preceding sentence may be exercised only by the Company (on behalf of the holders of Company Shares and Company Stock Awards as their agent) through action expressly approved by the Transaction Committee, and no shareholder of the Company or holder of Company Stock Awards whether purporting to act in its capacity as a stockholder or holder of Company Stock Awards purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right.

SECTION 8.03. Amendment. Prior to the Effective Time, this Agreement may be amended by the parties (in the case of the Company, acting through or on the recommendation of the Transaction Committee) at any time before or after receipt of the Required Company Shareholder Approvals or the Parent Shareholder Approval; provided, however, that (a) after receipt of the Required Company Shareholder Approvals, there shall be made no amendment that by applicable Law requires further approval by the holders of Company Capital Stock without the further approval of such shareholders and (b) after receipt of the Parent Shareholder Approval, there shall be made no amendment that by applicable Law requires further approval by the holders of Parent Ordinary Shares without the further approval of such shareholders. Subject to Section 1.05, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.04. Extension; Waiver. At any time prior to the Effective Time, the parties (in the case of the Company, acting through or on the recommendation of the Transaction Committee) may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, (c) waive compliance with any of the covenants or agreements contained in this Agreement or (d) waive the satisfaction of any conditions contained in this Agreement (except with respect to the condition set forth in Section 7.01(a)(i), which shall not be waivable); provided, however, that (i) after receipt of the Required Company Shareholder Approvals, there shall be no waiver that by applicable Law requires further approval by the holders of Company Capital Stock without the further approval of such shareholders and (ii) after receipt of the Parent Shareholder Approval, there shall be no waiver that by applicable Law requires further approval by the holders of Parent Ordinary Shares without the further approval of such shareholders. Termination of this Agreement pursuant to Section 8.01 shall not require the approval of the holders of Parent Ordinary Shares or the holders of Company Capital Stock. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

SECTION 8.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of Parent, BATUS, Sub or the Company, action by its board of directors (in the case of the Company, acting through or on the recommendation of the Transaction Committee) or the duly authorized designee of its board of directors (in the case of the Company, such designee having been nominated at the request of the Transaction Committee).

ARTICLE IX

General Provisions

SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations or warranties, shall survive the Effective Time. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon delivery to the parties at the following addresses or email addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent, BATUS or Sub, to

Globe House, 4 Temple Place

London, WC2R 2PG

Attention: Assistant General Counsel, Corporate

Email: Robert_Casey@bat.com

and

Attention: Head of Legal—M&A

Email: Craig_Harris@bat.com

with a copy to (which will not constitute notice to Parent, BATUS or Sub):

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

Attention: Philip A. Gelston, Esq.

David J. Perkins, Esq.

Ting S. Chen, Esq.

Email:       PGelston@cravath.com

DPerkins@cravath.com

TChen@cravath.com

(b) if to the Company, to

Reynolds American Inc.

401 North Main Street

Winston-Salem, NC 27101

Attention: Martin L. Holton III

Email: holtonm@rjrt.com

with a copy to (which will not constitute notice to the Company):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Michael J. Aiello

Matthew J. Gilroy

Email:       michael.aiello@weil.com

matthew.gilroy@weil.com

and

Jones Day

250 Vesey Street

New York, NY 10281

Attention: Randi C. Lesnick

Lizanne Thomas

Alain A. Dermarkar

Email:       rclesnick@jonesday.com

lthomas@jonesday.com

adermarkar@jonesday.com

SECTION 9.03. Definitions. For purposes of this Agreement:

“Action” means any claim, suit, action, arbitration, inquiry, investigation or other proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial, arbitral or otherwise) by or before any Governmental Entity.

“ADS Ratio” means, as of the Effective Time, the number of Parent Ordinary Shares represented by one Parent ADS.

“affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. Notwithstanding anything to the contrary herein, none of Parent or any Parent Subsidiary will be considered an affiliate of the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary will be considered an affiliate of Parent or any Parent Subsidiary.

“Business Day” means any day except Saturday, Sunday or any other day on which the North Carolina Department of the Secretary of State or commercial banks in either New York or London are authorized or required by applicable Law to be closed. Any event the scheduled occurrence of which would fall on a day that is not a Business Day shall be deferred until the next succeeding Business Day.

“Cash-Out RSU” means each Company RSU and each Company Performance Share, in each case, that was granted prior to the date hereof, but excluding any Retention RSUs.

“Clean Team Agreement” means the Clean Team Confidentiality Agreement, dated as of December 26, 2016, among Parent and the Company.

“Commonly Controlled Entity” means, with respect to a person, any other person or entity that, together with such first person, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or any other applicable Law.

“Company Benefit Plans” means any Employee Benefit Plan that is sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company, any Company Subsidiary or any other Commonly Controlled Entity with respect to the Company for the benefit of any Company Personnel.

“Company DSU” means any deferred stock unit that is fully vested and payable in shares of Company Common Stock or the value of which is determined with reference to the value of shares of Company Common Stock, whether granted by the Company under a Company Stock Plan or otherwise.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Performance Share” means any performance share award subject to performance-based vesting, payable in shares of Company Common Stock or the value of which is determined with reference to the value of shares of Company Common Stock, whether granted by the Company under a Company Stock Plan or otherwise.

“Company Personnel” means any current or former director, officer, employee, individual independent contractor or individual consultant of the Company or any Company Subsidiary.

“Company RSU” means any restricted stock unit award subject solely to time-based vesting and not performance-based vesting (other than performance-based vesting only for purposes of Code Section 162(m)), payable in shares of Company Common Stock or the value of which is determined with reference to the value of shares of Company Common Stock, whether granted by the Company under a Company Stock Plan or otherwise.

“Company Stock Awards” means the Company RSUs, Company DSUs and Company Performance Shares.

“Company Stock Plans” means the Reynolds American Inc. 2009 Omnibus Incentive Compensation Plan, the Reynolds American Inc. Amended and Restated 2009 Omnibus Incentive Compensation Plan and the Equity Incentive Award Plan for Directors of Reynolds American Inc. (Amended and Restated Effective December 5, 2013).

“Confidentiality Agreement” means the letter agreement, dated as of December 14, 2016, among Parent and the Company.

“Confidentiality/Antitrust Protocol” means the letter agreement, dated as of December 16, 2016, among Parent, the Company and PricewaterhouseCoopers LLP.

“Deposit Agreement” means the Amended and Restated Deposit Agreement, dated as of December 1, 2008, by and among Parent, Citibank, N.A., as depositary, and all holders and beneficial owners of Parent ADSs and the related fee letter agreement with respect thereto, dated as of October 25, 2013, in each case, including any amendment, supplement or replacement thereof.

“Disclosure Guidance and Transparency Rules” means the disclosure guidance and transparency rules made by the FCA under Section 73A of the Financial Services and Markets Companies Act 2000, as amended.

“Employee Benefit Plans” means all (a) employee welfare plans within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (b) pension plans within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA), and (c) bonus, incentive, equity or equity related, deferred compensation, vacation, paid time off, stock purchase, stock option, employment, retention, termination, severance, or change of control plans, programs, policies, agreements or other arrangements, other than any such plan, program, policy, agreement or other arrangement that is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA, whether or not subject to ERISA (a “Multiemployer Plan”)).

“Environmental Law” means any applicable Law, Judgment or Consent issued or promulgated by any Governmental Entity relating to pollution or the protection of the environment (including ambient air, surface water, groundwater or land), the presence, management, release or disposal of, or exposure to, toxic or hazardous substances or wastes, pollutants or contaminants, including the Toxic Substances Control Act.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Ratio” means 0.5260.

“Financing” means the financing required to consummate the Merger and the other Transactions and to pay related fees and expenses, including any financing pursuant to the New Term Loan Facility or any alternative or replacement financing in lieu thereof, including through one or more issuances of debt securities (other than any debt securities convertible into, exchangeable for or otherwise linked to, any equity security).

“FSMA” means the UK Financial Services and Markets Act 2000.

“Indebtedness” means, with respect to any person, without duplication, (a) all obligations of such person for borrowed money, or with respect to deposits or advances of any kind to such person, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all capitalized lease obligations of such person or obligations of such person to pay the deferred and unpaid purchase price of property and equipment, (d) all obligations of such person pursuant to securitization or factoring programs or arrangements, (e) all guarantees and arrangements having the economic effect of a guarantee of such person of any Indebtedness of any other person, (f) all obligations or undertakings of such person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others,

(g) letters of credit, bank guarantees and similar contractual obligations entered into by or on behalf of such person or (h) net cash payment obligations of such person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination).

“Intellectual Property” means (a) trademarks (registered or unregistered), service marks, brand names, certification marks, trade dress, designs, assumed names, trade names, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (b) trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person, (c) works of authorship (whether or not copyrightable), registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, and database rights, (d) any intellectual property or proprietary rights similar to any of the foregoing and (e) patents (including all reissues, divisions, continuations and extensions thereof), patent rights, processes, technology, inventions and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application.

“Knowledge” of any person means, with respect to any matter in question, the actual knowledge of the individuals set forth in Section 9.03(a) of the Company Disclosure Letter or Section 9.03 of the Parent Disclosure Letter, as applicable, after having made reasonable inquiry of those persons primarily responsible for such matter, but without further investigation by such individual.

“Listing Rules” means the listing rules issued by the FCA pursuant to Part 6 of the FSMA.

“Market Abuse Regulation” means the Market Abuse Regulation (2014/596/EU) and its implementing and delegated regulations.

“Material Adverse Effect” with respect to any person means any change, effect, event, circumstance, development or occurrence that, individually or in the aggregate with all other changes, effects, events, circumstances, developments or occurrences, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of such person and its subsidiaries, taken as a whole; except that in no event will any effect resulting or arising from or relating to any of the following matters be considered, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (a) changes in economic or political conditions or the financing, banking, currency or capital markets in general, including with respect to interest rates or currency exchange rates, (b) changes in Laws or changes in accounting requirements or principles (or interpretation or enforcement thereof), (c) changes affecting industries, markets or geographical areas in which such person or its subsidiaries conduct their respective businesses, (d) the negotiation, announcement, execution, pendency or performance of this Agreement or the consummation of the Transactions, (e) a decline in the market price, credit rating or trading volume of such person’s securities, except that this clause (e) will not prevent or otherwise affect a determination that any change, effect, event, circumstance, development or occurrence underlying such decline has resulted in or contributed to a Material Adverse Effect, (f) any natural disaster or any conditions resulting from natural disasters, (g) acts of terrorism, sabotage, military action, armed hostilities or war (whether or not declared) or any outbreak, escalation or worsening thereof, (h) any actions required under this Agreement to obtain any approval or authorization under Antitrust Laws for the consummation of the Transactions, except as described in Section 6.03(c), (i) the failure, in and of itself, of such person to meet any internal or published projections, forecasts, estimates, guidance or predictions in respect of revenues, earnings, profits or other financial or operating metrics before, on or after the date of this Agreement (it being understood that the underlying facts giving rise or contributing to such change may be taken into account into determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect”), (j) any Tobacco Litigation (including any settlement or Judgment related thereto) commenced (i) prior to the date of this Agreement or (ii) on or after the date of this Agreement other than (solely with respect to this subclause (ii)) any Tobacco Litigation brought by or on behalf of any Governmental Entity to the extent such Tobacco Litigation is not a part of or an extension or expansion of any Tobacco Litigation commenced prior to the date of this Agreement or (k) any Menthol Regulatory Action; provided, however, that changes, effects, events or occurrences referred to in clauses (a), (b), (c), (f) or (g) will be considered in determining whether there has been, or would reasonably expected to be, a “Material Adverse Effect” to the extent that such changes are materially disproportionately adverse to the business, results of operations or financial condition of the such person and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the such person and its subsidiaries primarily operate (in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect”).

“Menthol Regulatory Action” means any Law, Judgment or Action enacted, promulgated, proposed or threatened by the U.S. Food and Drug Administration or any other Governmental Entity that could have the effect of banning or materially restricting the use of menthol in any product sold or distributed by the Company or Parent or any of their respective subsidiaries.

“New Term Loan Facility” means the Term Loan Facilities Agreement, dated as of January 16, 2017, among Parent, as guarantor, B.A.T Capital Corporation and B.A.T. International Finance p.l.c., as borrowers, HSBC Bank plc, as agent, HSBC Bank USA, National Association, as U.S. agent, and the financial institutions party thereto as mandated lead arrangers and banks.

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Share Awards” means any options, conditional awards or other rights over Parent Ordinary Shares granted by Parent under the Parent Share Plans or otherwise which Parent may satisfy by the allotment of new Parent Ordinary Shares.

“person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity, unincorporated organization or other entity.

“Prospectus Rules” means the rules made for purposes of Part 6 of the FSMA in relation to offers of securities to the public and admission of securities to trading on a regulated market.

“Retention RSU” means the Company RSUs granted pursuant to the award agreements listed in Section 9.03(b) of the Company Disclosure Letter.

“Rollover RSU” means any Company RSU or Company Performance Share that, in either case, is not a Cash-Out RSU.

“RSU Exchange Ratio” means the sum of (i) the quotient of (A) the Exchange Ratio over the (B) the ADS Ratio plus (ii) the quotient of (A) the Per Share Cash Consideration over (B) the closing price of one Parent ADS on the last trading date preceding the Closing Date as reported on the NYSE.

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person. For the avoidance of doubt, neither the Company nor any Company Subsidiaries shall be deemed to be a subsidiary of Parent or any of the Parent Subsidiaries for any purposes under this Agreement.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, in each case relating to Taxes and filed or required to be filed with a Governmental Entity, and any amendments thereof.

“Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind (in each case, imposed by a Governmental Entity and in the nature of a tax), together with all interest, penalties and additions imposed with respect to such amounts.

“Tobacco Litigation” means the United States v. Philip Morris, et al., No. 99-02496 (D.D.C.) and any other Actions or Judgments regarding any health or other impacts or alleged health or other impacts, including impacts cognizable under the Racketeer Influenced and Corrupt Organizations Act, from the development, manufacture, distribution, sale, advertising, marketing and/or use of any tobacco product (including products that are derived from tobacco, such as products containing tobacco-derived nicotine), including for the avoidance of doubt any and all Actions or Judgments regarding the presence of or exposure to smoke from any tobacco product.

SECTION 9.04. Interpretation. When a reference is made in this Agreement to an Article, Section, subsection, Schedule or Exhibit, such reference shall be to an Article, Section, subsection, Schedule or Exhibit to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented (other than any amendment to the Filed Company SEC Documents after the date of this Agreement), unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. References to “dollars” or “$” are to U.S. dollars, unless otherwise specifically indicated. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all of the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which will be deemed an original.

SECTION 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits hereto), taken together with the Company Disclosure Letter, the Parent Disclosure Letter, the Clean Team Agreement, the Confidentiality Agreement and the Confidentiality/Antitrust Protocol (but excluding, for the avoidance of doubt, the Governance Agreement), (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and

(b) except for the provisions of Section 6.07 and the last two sentences of Section 8.02, are not intended to confer upon any person (including any shareholder of any party) other than the parties any rights or remedies.

SECTION 9.08. Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent the laws of North Carolina or England, or both, are mandatorily applicable to the Transactions. Each of the parties hereto irrevocably agrees that any action, suit or proceeding arising out of this Agreement or any Transaction and the rights and obligations arising hereunder, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the Federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. In addition, each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of such court in the event any dispute arises out of this Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or any Transaction in any such court or that any such action, suit, or proceeding brought in such court has been brought in an inconvenient forum, (d) agrees that it will not bring any action, suit or proceeding arising out of this Agreement or any Transaction in any court other than any such court and (e) agrees that each of the other parties will have the right to bring any action, suit or proceeding for enforcement of a judgment entered by such court. Each of Parent, BATUS, Sub and the Company agrees that a final judgment in any action, suit or proceeding by any such court will be conclusive and may be enforced in other jurisdictions by suit on the Judgment or in any other manner provided by applicable Law.

SECTION 9.09. Assignment. Subject to Section 1.05 and Section 2.01(e), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties hereto; provided that Parent, BATUS and Sub may assign their rights and obligations pursuant to this Agreement to any direct or indirect wholly owned subsidiary of Parent (including, for the avoidance of doubt, any such subsidiary incorporated after the date of this Agreement) after providing written notice thereof to the Company at least one Business Day prior to such assignment and; provided that no such assignment will relieve Parent or Merger Sub of any of its obligations hereunder. Any purported assignment without such prior written consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

SECTION 9.11. Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN

THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

IN WITNESS WHEREOF, Parent, BATUS, Sub and the Company have duly executed this Agreement, all as of the date first written above.

BRITISH AMERICAN TOBACCO P.L.C.

by	/s/ Robert Casey
Name: Robert Casey
Title: Assistant General Counsel - Corporate

BATUS HOLDINGS INC.

by	/s/ L. Brent Cotton
Name: L. Brent Cotton
Title: President

FLIGHT ACQUISITION CORPORATION

by	/s/ L. Brent Cotton
Name: L. Brent Cotton
Title: President

REYNOLDS AMERICAN INC.

by	/s/ Debra A. Crew
Name: Debra A. Crew
Title: President and Chief Executive Officer

Annex B

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

January 16, 2017

Board of Directors

Transaction Committee of the Board of Directors

Reynolds American Inc.

401 North Main Street

Winston Salem, NC 27101

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than British American Tobacco p.l.c. (“BAT”) and its subsidiaries) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Reynolds American Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of January 16, 2017 (the “Agreement”), by and among BAT, BATUS Holdings, Inc., an indirect wholly owned subsidiary of BAT, Flight Acquisition Corporation, an indirect wholly owned subsidiary of BAT (“Acquisition Sub”), and the Company. The Agreement provides that Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Dissenting Shares (as defined in the Agreement) and Shares held by BAT or its subsidiaries) will be converted into $29.44 in cash (the “Cash Consideration”), and that number of American depositary shares (“BAT ADS”) of BAT (each BAT ADS representing, as of the date of the Agreement, two ordinary shares, par value £0.25 per share (“BAT Ordinary Shares”) of BAT), equal to 0.5260 divided by the ADS Ratio (as defined in the Agreement) (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”).

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, BAT, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Transaction Committee of the Board of Directors of the Company (the “Transaction Committee”) in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a joint book-running manager with respect to a public offering of the Company’s 2.300% Senior Notes due 2018 (aggregate principal

Securities and Investment Services Provided by Goldman, Sachs & Co.

Board of Directors

Transaction Committee of the Board of Directors

Reynolds American Inc.

January 16, 2017

amount $1,250,000,000), 3.250% Senior Notes due 2020 (aggregate principal amount $1,250,000,000), 4.000% Senior Notes due 2022 (aggregate principal amount $1,000,000,000), 4.450% Senior Notes due 2025 (aggregate principal amount $2,500,000,000), 5.700% Senior Notes due 2035 (aggregate principal amount $750,000,000) and 5.850% Senior Notes due 2045 (aggregate principal amount $2,250,000,000) in June 2015; as a lead dealer manager in connection with a tender offer for the Company’s 4.750% Senior Notes due 2042, 3.250% Senior Notes due 2022, 3.750% Senior Notes due 2023, 3.250% Senior Notes due 2020, 4.000% Senior Notes due 2022, 4.450% Senior Notes due 2025 and 4.850% Senior Notes due 2023 (aggregate principal amount $7,873,689,000) in February 2016; and as a participant in the Company’s 364-day senior unsecured term loan bridge facility (aggregate principal amount $9,000,000,000) in September 2014. We may also in the future provide financial advisory and/or underwriting services to the Company, BAT and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Amended and Restated Deposit Agreement, dated as of December 1, 2008, by and among BAT, Citibank, N.A., as Depositary, and the holders and beneficial owners of the BAT ADSs issued thereunder; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2015, and annual reports to shareholders of BAT for the five fiscal years ended December 31, 2015; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company, and certain interim reports to shareholders of BAT; certain other communications from the Company and BAT to their stockholders and shareholders, respectively; certain publicly available research analyst reports for the Company and BAT; certain financial information for BAT prepared by its management; and certain internal financial analyses and forecasts for the Company and BAT prepared by the Company’s management, in each case, as approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and BAT regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and BAT; reviewed the reported price and trading activity for the Shares, the BAT Ordinary Shares and the BAT ADSs; compared certain financial and stock market information for the Company and BAT with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the tobacco industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or BAT or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or BAT or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Board of Directors

Transaction Committee of the Board of Directors

Reynolds American Inc.

January 16, 2017

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than BAT and its subsidiaries) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than BAT and its subsidiaries) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the BAT ADSs or the BAT Ordinary Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or BAT or the ability of the Company or BAT to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Transaction Committee and the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than BAT and its subsidiaries) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

Annex C

January 16, 2017

The Board of Directors

Reynolds American Inc.

401 North Main Street

Winston-Salem, NC 27101

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the “Company Common Stock”), of Reynolds American Inc. (the “Company”) (other than the Acquiror or any Parent Subsidiaries (as defined below)) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of British American Tobacco p.l.c. (the “Acquiror”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, the Acquiror, BATUS Holdings Inc. (the “US Acquiror”) and the Acquiror’s subsidiary, Flight Acquisition Corporation (“Acquisition Sub” and, together with the Acquiror and the US Acquiror, the “Acquiror Group”), the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock owned by the Acquiror or any Parent Subsidiaries (as defined in the Agreement) and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive consideration per share equal to (i) $29.44 in cash (the “Cash Consideration”) and (ii) a number of American depositary shares of the Acquiror (the “Acquiror ADSs”) equal to 0.5260 divided by the number of ordinary shares, par value 25 British pence per share, of the Acquiror (the “Acquiror Ordinary Shares”) represented by one Acquiror ADS as of the effective time of the Transaction (the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”).

In connection with preparing our opinion, we have (i) reviewed a draft dated January 16, 2017 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock, the Acquiror Ordinary Shares and the Acquiror ADSs and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the businesses of each of the Company and the Acquiror (which, in the case of the forecasts for the Acquiror, were based in part on certain financial information for the Acquiror prepared by the management of the Acquiror and provided to the Company), as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror Group under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror Group in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock (other than the Acquiror or any Parent Subsidiaries) in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock, the Acquiror Ordinary Shares or the Acquiror ADSs will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as sole arranger and bookrunner on an amendment and extension of the Company’s revolving credit facility in October 2015 and on an extension of such facility in November 2016, as lead left arranger and bookrunner on the Company’s syndicated facility in June 2015, as bookrunner on an offering of debt securities by the Company in July 2015, as M&A financial advisor to the Company on its sale of Natural American Spirit in January 2016, as joint bookrunner on an offering of debt securities by the Acquiror in June 2015 and as joint bookrunner on an offering of debt securities by the Acquiror in September 2016. During such period, we and our affiliates have provided treasury and asset management services to the Company and asset management services to the

Acquiror, in each case for customary compensation. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding Company Common Stock and Acquiror Ordinary Shares (including Acquiror Ordinary Shares represented by Acquiror ADSs). In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock (other than the Acquiror or any Parent Subsidiaries) in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

U024451

Annex D

January 16, 2017

The Board of Directors

Reynolds American Inc.

401 North Main Street,

Winston-Salem, NC 27101

Dear Members of the Board:

We understand that Reynolds American Inc., a North Carolina corporation (“Company”), British American Tobacco p.l.c., a public limited company incorporated under the laws of England and Wales (“Parent”), BATUS Holdings Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent and Flight Acquisition Corporation, a North Carolina corporation and an indirect wholly owned subsidiary of Parent (“Sub”), propose to enter into an Agreement and Plan of Merger, dated January 16, 2017 (the “Agreement”), pursuant to which Parent will acquire Company (the “Transaction”). Pursuant to the Agreement, Sub will be merged with and into Company and each outstanding share of the common stock, par value $0.0001 per share, of Company (“Company Common Stock”), other than shares of Company Common Stock (i) owned by Parent or any subsidiaries of Parent or (ii) owned by holders of Company Common Stock who shall have not voted, or caused or permitted to be voted, any shares of Company Common Stock in favor of adoption of the Plan of Merger, as defined in the Agreement, at the Company Shareholders Meeting, as defined in the Agreement, and who shall have properly asserted (and not lost or effectively withdrawn) his, her or its appraisal rights for such Company Common Stock in accordance with Article 13 of the North Carolina Business Corporations Act, as defined in the Agreement (such holders described in clause (ii), collectively, “Excluded Holders”), will be converted into the right to receive (A) $29.44 in cash (the “Cash Consideration”) and (B) the number of American depositary shares of Parent (“Parent ADSs”) equal to (1) 0.5260 divided by (2) the ADS Ratio, as defined in the Agreement (such number of Parent ADSs so issuable, the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than Excluded Holders, Parent and any subsidiaries of Parent) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Company and Parent;

(iii)	Reviewed certain internal financial analyses and forecasts prepared by the management of Company relating to the business of each of Company and Parent (which, in the case of the forecasts for Parent, were based in part on certain financial information for Parent prepared by the management of Parent and provided to Company), and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Company to be realized from the Transaction;

(iv)	Held discussions with members of the senior management of Company with respect to the businesses and prospects of Company and Parent, respectively, and the projected synergies and other benefits anticipated by the management of Company to be realized from the Transaction;

The Board of Directors

Reynolds American Inc.

January 16, 2017

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of Company and Parent, respectively;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the businesses of Company and Parent, respectively;

(vii)	Reviewed historical stock prices and trading volumes of Company Common Stock and the ordinary shares, par value 25 pence per share, of Parent (“Parent Ordinary Shares”);

(viii)	Reviewed the potential pro forma financial impact of the Transaction on Parent based on the financial forecasts referred to above relating to Company and Parent; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Company or Parent or concerning the solvency or fair value of Company or Parent, and we have not been furnished with any such valuation or appraisal. At your direction, for purposes of our analysis, we utilized forecasts with respect to Parent and the synergies and other benefits anticipated to result from the Transaction that were prepared by management of Company and were based, in part, on financial information provided by Parent to Company and, as you know, we did not have discussions with management of Parent in connection with the Transaction. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits anticipated by the management of Company to be realized from the Transaction, we have assumed, with the consent of Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company and Parent, respectively and such synergies and other benefits. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of Company Common Stock, Parent Ordinary Shares or Parent ADSs may trade at any time subsequent to the announcement of the Transaction. In connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with Company. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying decision by Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Company, Parent or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any

The Board of Directors

Reynolds American Inc.

January 16, 2017

agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We have in the past provided certain investment banking services to Company, for which we have received compensation, including, during the past two years, having acted as financial advisor to Company in the acquisition by Company of Lorillard, Inc. in June 2015. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Company (in its capacity as such) and our opinion is rendered to the Board of Directors of Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Stock (other than Excluded Holders, Parent and any subsidiaries of Parent) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Maxence de Gennaro
Maxence de Gennaro
Managing Director

Annex E

Chapter 55. North Carolina Business Corporation Act.

Article 13.

Appraisal Rights.

Part 1. Right to Appraisal and Payment for Shares.

§ 55-13-01. Definitions.

In this Article, the following definitions apply:

(1)	Affiliate. – A person that directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of G.S. 55-13-01(7), a person is deemed to be an affiliate of its senior executives.

(2)	Beneficial shareholder. – A person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3)	Corporation. – The issuer of the shares held by a shareholder demanding appraisal and, for matters covered in G.S. 55-13-22 through G.S. 55-13-31, the term includes the surviving entity in a merger.

(4)	Expenses. – Reasonable expenses of every kind that are incurred in connection with a matter, including counsel fees.

(5)	Fair value. – The value of the corporation’s shares (i) immediately before the effectuation of the corporate action as to which the shareholder asserts appraisal rights, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable, (ii) using customary and current valuation concepts and techniques generally employed for similar business in the context of the transaction requiring appraisal, and (iii) without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to G.S. 55-13-02(a)(5).

(6)	Interest. – Interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this State on the effective date of the corporate action.

(7)	Interested transaction. – A corporate action described in G.S. 55-13-02(a), other than a merger pursuant to G.S. 55-11-04, involving an interested person and in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition, the following definitions apply:

a.	Interested person. – A person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action met any of the following conditions:

1.	Was the beneficial owner of twenty percent (20%) or more of the voting power of the corporation, other than as owner of excluded shares.

2.	Had the power, contractually or otherwise, other than as owner of excluded shares, to cause the appointment or election of twenty-five percent (25%) or more of the directors to the board of directors of the corporation.

3.	Was a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than any of the following:

I.	Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action.

II.	Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in G.S. 55-8-31(a)(1) and (c).

III.	In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity, or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of the acquiring entity or such affiliate of the acquiring entity.

b.	Beneficial owner. – Any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares. If a member of a national securities exchange is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted, then that member of a national securities exchange shall not be deemed a “beneficial owner” of any securities held directly or indirectly by the member on behalf of another person solely because the member is the record holder of the securities. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

c.	Excluded shares. – Shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.

(8)	Preferred shares. – A class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(9)	Record shareholder. – The person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(10)	Senior executive. – The chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(11)	Shareholder. – Both a record shareholder and a beneficial shareholder. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2011-347, s. 1.)

§55-13-02. Right to appraisal.

(a) In addition to any rights granted under Article 9, a shareholder is entitled to appraisal rights and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(1)	Consummation of a merger to which the corporation is a party if either (i) shareholder approval is required for the merger by G.S. 55-11-03 and the shareholder is entitled to vote on the merger, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger or (ii) the corporation is a subsidiary and the merger is governed by G.S. 55-11-04.

(2)	Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged.

(3)	Consummation of a disposition of assets pursuant to G.S. 55-12-02 if the shareholder is entitled to vote on the disposition.

(4)	An amendment of the articles of incorporation (i) with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has an obligation or right to repurchase the fractional share so created or (ii) changes the corporation into a nonprofit corporation or cooperative organization.

(5)	Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors.

(6)	Consummation of a conversion to a foreign corporation pursuant to Part 2 of Article 11A of this Chapter if the shareholder does not receive shares in the foreign corporation resulting from the conversion that (i) have terms as favorable to the shareholder in all material respects and (ii) represent at least the same percentage interest of the total voting rights of the outstanding shares of the corporation as the shares held by the shareholder before the conversion.

(7)	Consummation of a conversion of the corporation to nonprofit status pursuant to Part 2 of Article 11A of this Chapter.

(8)	Consummation of a conversion of the corporation to an unincorporated entity pursuant to Part 2 of Article 11A of this Chapter.

(b) Notwithstanding subsection (a) of this section, the availability of appraisal rights under subdivisions (1), (2), (3), (4), (6), and (8) of subsection (a) of this section shall be limited in accordance with the following provisions:

(1)	Appraisal rights shall not be available for the holders of shares of any class or series of shares that are any of the following:

a.	A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, as amended.

b.	Traded in an organized market and has at least 2,000 shareholders and a market value of at least twenty million dollars ($20,000,000)(exclusive of the value of shares held by the corporation’s subsidiaries, senior executives, directors, and beneficial shareholders owning more than ten percent (10%) of such shares).

c.	Issued by an open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, and may be redeemed at the option of the holder at net asset value.

(2)	The applicability of subdivision (1) of this subsection shall be determined as of (i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights or (ii) the day before the effective date of such corporate action if there is no meeting of shareholders.

(3)	Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision (1) of this subsection at the time the corporate action becomes effective.

(4)	Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares where the corporate action is an interested transaction.

(c) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment to the articles may limit or eliminate appraisal rights for any class or series of preferred shares. Any amendment to the articles that limits or eliminates appraisal rights for any shares that are outstanding immediately prior to the effective date of the amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of the amendment, however, shall not apply to any corporate action that becomes effective within one year of that date if the corporate action would otherwise afford appraisal rights.

(d) A shareholder holding shares of a class or series that were issued and outstanding as of the effective date of this act but that did not as of that date entitle the shareholder to vote on a corporate action described in subdivision (a)(1), (2), or (3) of this section shall be entitled to appraisal rights, and to obtain payment of the fair value of the shareholder’s shares of such class or series, to the same extent as if such shares did entitle the shareholder to vote on such corporate action. (1925, c. 77, s. 1; c. 235; 1929, c. 269; 1939, c. 279; 1943, c. 270; G.S., ss. 55-26, 55-167; 1955, c. 1371, s. 1; 1959, c. 1316, ss. 30, 31; 1969, c. 751, ss. 36, 39; 1973, c. 469, ss. 36, 37; c. 476, s. 193; 1989, c. 265, s. 1; 1989 (Reg. Sess., 1990), c. 1024, s. 12.18; 1991, c. 645, s. 12; 1997-202, s. 1; 1999-141, s. 1; 2001-387, s. 26; 2003-157, s. 1; 2011-347, ss. 1, 22(c).)

§55-13-03. Assertion of rights by nominees and beneficial owners.

(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder (i) objects with respect to all shares of the class or series owned by the beneficial shareholder and (ii) notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if the shareholder does both of the following:

(1)	Submits to the corporation the record shareholder’s written consent to the assertion of rights no later than the date referred to in G.S. 55-13-22(b)(2)b.

(2)	Submits written consent under subdivision (1) of this subsection with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2011-347, s. 1.)

§§ 55-13-04 through 55-13-19. Reserved for future codification purposes.

Part 2. Procedure for Exercise of Appraisal Rights.

§55-13-20. Notice of appraisal rights.

(a) If any corporate action specified in G.S. 55-13-02(a) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this Article. If the corporation concludes that appraisal rights are or may be available, a copy of this Article must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b) In a merger pursuant to G.S. 55-11-04, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. In the case of any other corporate action specified in G.S. 55-13-02(a) with respect to which shareholders of a class or series do not have the right to vote, but with respect to which those shareholders are entitled to assert appraisal rights, the corporation must notify in writing all record shareholders of such class or series that the corporate action became effective. Notice required under this subsection must be sent within 10 days after the corporate action became effective and include the materials described in G.S. 55-13-22.

(c) If any corporate action specified in G.S. 55-13-02(a) is to be approved by written consent of the shareholders pursuant to G.S. 55-7-04, then the following must occur:

(1)	Written notice that appraisal rights are, are not, or may be available must be given to each record shareholder from whom a consent is solicited at the time consent of each shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this Article.

(2)	Written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to the applicable shareholders required by subsections (d) and (e) of G.S. 55-7-04, may include the materials described in G.S. 55-13-22, and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this Article.

(d) If any corporate action described in G.S. 55-13-02(a) is proposed, or a merger pursuant to G.S. 55-11-04 is effected, then the notice referred to in subsection (a) or (c) of this section, if the corporation concludes that appraisal rights are or may be available, and in subsection (b) of this section shall be accompanied by the following:

(1)	The annual financial statements specified in G.S. 55-16-20(a) of the corporation that issued the shares to be appraised. The date of the financial statements shall not be more than 16 months before the date of the notice and shall comply with G.S. 55-16-20(b). If annual financial statements that meet the requirements of this subdivision are not reasonably available, then the corporation shall provide reasonably equivalent financial information.

(2)	The latest available quarterly financial statements of the corporation, if any.

The right to receive the information described in this subsection may be waived in writing by a shareholder before or after the corporate action. (1925, c. 77, s. 1; c. 235; 1929, c. 269; 1939, c. 5; c. 279; 1943, c. 270; G.S., ss. 55-26, 55-165, 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2002-58, s. 2; 2011-347, s. 1.)

§55-13-21. Notice of intent to demand payment and consequences of voting or consenting.

(a) If a corporate action specified in G.S. 55-13-02(a) is submitted to a vote at a shareholders’ meeting, a shareholder who is entitled to vote on the corporate action and who wishes to assert appraisal rights with respect to any class or series of shares must do the following:

(1)	Deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(2)	Not vote, or cause or permit to be voted, any shares of any class or series in favor of the proposed action.

(b) If a corporate action specified in G.S. 55-13-02(a) is to be approved by less than unanimous written consent, a shareholder who is entitled to vote on the corporate action and who wishes to assert appraisal rights with respect to any class or series of shares must not execute a consent in favor of the proposed action with respect to that class or series of shares.

(c) A shareholder who fails to satisfy the requirements of subsection (a) or (b) of this section is not entitled to payment under this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2011-347, s. 1.)

§55-13-22. Appraisal notice and form.

(a) If a corporate action requiring appraisal rights under G.S. 55-13-02(a) becomes effective, the corporation must deliver a written appraisal notice and form required by subdivision (b)(1) of this section to all shareholders who satisfied the requirements of G.S. 55-13-21. In the case of a merger under G.S. 55-11-04, the parent corporation must deliver a written appraisal notice and form to all record shareholders of the subsidiary who may be entitled to assert appraisal rights. In the case of any other corporate action specified in G.S. 55-13-02(a) that becomes effective and with respect to which shareholders of a class or series do not have the right to vote but with respect to which such shareholders are entitled to assert appraisal rights, the corporation must deliver a written appraisal notice and form to all record shareholders of such class or series who may be entitled to assert appraisal rights.

(b) The appraisal notice must be sent no earlier than the date the corporate action specified in G.S. 55-13-02(a) became effective and no later than 10 days after that date. The appraisal notice must include the following:

(1)	A form that specifies the first date of any announcement to shareholders, made prior to the date the corporate action became effective, of the principal terms of the proposed corporate action. If such an announcement was made, the form shall require a shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date. The form shall require a shareholder asserting appraisal rights to certify that the shareholder did not vote for or consent to the transaction.

(2)	Disclosure of the following:

a.	Where the form must be sent and where certificates for certificated shares must be deposited, as well as the date by which those certificates must be deposited. The certificate deposit date must not be earlier than the date for receiving the required form under sub-subdivision b. of this subdivision.

b.	A date by which the corporation must receive the payment demand, which date may not be fewer than 40 nor more than 60 days after the date the appraisal notice required under subsection (a) of this section and form are sent. The form shall also state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by the specified date.

c.	The corporation’s estimate of the fair value of the shares.

d.	That, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in sub-subdivision b. of this subdivision, the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

e.	The date by which the notice to withdraw under G.S. 55-13-23 must be received, which date must be within 20 days after the date specified in sub-subdivision b. of this subdivision.

(3)	Be accompanied by a copy of this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-485, s. 4; 2001-387, s. 27; 2002-58, s. 3; 2011-347, s. 1.)

§55-13-23. Perfection of rights; right to withdraw.

(a) A shareholder who receives notice pursuant to G.S. 55-13-22 and who wishes to exercise appraisal rights must sign and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to G.S. 55-13-22(b)(2). In addition, if applicable, the shareholder must certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to G.S. 55-13-22(b)(1). If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under G.S. 55-13-27. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (b) of this section.

(b) A shareholder who has complied with subsection (a) of this section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to G.S. 55-13-22(b)(2)e. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(c) A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in G.S. 55-13-22(b) shall not be entitled to payment under this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2011-347, s. 1.)

§55-13-24: Repealed by Session Laws 2011-347, s. 1, effective October 1, 2011.

§55-13-25. Payment.

(a) Except as provided in G.S. 55-13-27, within 30 days after the form required by G.S. 55-13-22(b) is due, the corporation shall pay in cash to the shareholders who complied with G.S. 55-13-23(a) the amount the corporation estimates to be the fair value of their shares, plus interest.

(b) The payment to each shareholder pursuant to subsection (a) of this section must be accompanied by the following:

(1)	The following financial information:

a.	The annual financial statements specified in G.S. 55-16-20(a) of the corporation that issued the shares to be appraised. The date of the financial statements shall not be more than 16 months before the date of payment and shall comply with G.S. 55-16-20(b). If annual financial statements that meet the requirements of this sub-subdivision are not reasonably available, the corporation shall provide reasonably equivalent financial information.

b.	The latest available quarterly financial statements, if any.

(2)	A statement of the corporation’s estimate of the fair value of the shares. The estimate must equal or exceed the corporation’s estimate given pursuant to G.S. 55-13-22(b)(2)c.

(3)	A statement that the shareholders described in subsection (a) of this section have the right to demand further payment under G.S. 55-13-28 and that if a shareholder does not do so within the time period specified therein, then the shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; c. 770, s. 69; 1997-202, s. 2; 2011-347, s. 1.)

§55-13-26: Repealed by Session Laws 2011-347, s. 1, effective October 1, 2011.

§55-13-27. After-acquired shares.

(a) A corporation may elect to withhold payment required by G.S. 55-13-25 from any shareholder who was required to but did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to G.S. 55-13-22(b)(1).

(b) If the corporation elected to withhold payment under subsection (a) of this section, it must, within 30 days after the form required by G.S. 55-13-22(b) is due, notify all shareholders who are described in subsection (a) of this section of the following:

(1)	The information required by G.S. 55-13-25(b)(1).

(2)	The corporation’s estimate of fair value pursuant to G.S. 55-13-25(b)(2).

(3)	That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under G.S. 55-13-28.

(4)	That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer.

(5)	That those shareholders who do not satisfy the requirements for demanding appraisal under G.S. 55-13-28 shall be deemed to have accepted the corporation’s offer.

(c) Within 10 days after receiving the shareholder’s acceptance pursuant to subsection (b) of this section, the corporation must pay in cash the amount it offered under subdivision (b)(2) of this section to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d) Within 40 days after sending the notice described in subsection (b) of this section, the corporation must pay in cash the amount it offered to pay under subdivision (b)(2) of this section to each shareholder described in subdivision (b)(5) of this section. (2011-347, s. 1.)

§55-13-28. Procedure if shareholder dissatisfied with payment or offer.

(a) A shareholder paid pursuant to G.S. 55-13-25 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest (less any payment under G.S.55-13-25). A shareholder offered payment under G.S. 55-13-27 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares, plus interest.

(b) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value, plus interest, under subsection (a) of this section within 30 days after receiving the corporation’s payment or offer of payment under G.S. 55-13-25 or G.S. 55-13-27, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-202, s. 3; 2011-347, s. 1.)

§ 55-13-29. Reserved for future codification purposes.

Part 3. Judicial Appraisal of Shares.

§55-13-30. Court Action.

(a) If a shareholder makes a demand for payment under G.S. 55-13-28 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, the corporation shall pay in cash to each shareholder the amount the shareholder demanded pursuant to G.S. 55-13-28, plus interest.

(a1) Repealed by Session Laws 1997-202, s. 4.

(b) The corporation shall commence the proceeding in the appropriate court of the county where the corporation’s principal office (or, if none, its registered office) in this State is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(c) The corporation shall make all shareholders (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a trial by jury.

(e) Each shareholder made a party to the proceeding is entitled to judgment either (i) for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for the shareholder’s shares or (ii) for the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under G.S. 55-13-27. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-202, s. 4; 1997-485, ss. 5, 5.1; 2011-347, s. 1.)

§55-13-31. Court costs and expenses.

(a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(b) The court in an appraisal proceeding may also assess the expenses for the respective parties, in amounts the court finds equitable:

(1)	Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20, 55-13-22, 55-13-25, or 55-13-27.

(2)	Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(c) If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that these expenses should not be assessed against the corporation, the court may direct that the expenses be paid out of the amounts awarded the shareholders who were benefited.

(d) To the extent the corporation fails to make a required payment pursuant to G.S. 55-13-25, 55-13-27, or 55-13-28, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all expenses of the suit. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2011-347, s. 1.)

§55-13-32: Reserved for future codification purposes.

§55-13-33: Reserved for future codification purposes.

§55-13-34: Reserved for future codification purposes.

§55-13-35: Reserved for future codification purposes.

§55-13-36: Reserved for future codification purposes.

§55-13-37: Reserved for future codification purposes.

§55-13-38: Reserved for future codification purposes.

§55-13-39: Reserved for future codification purposes.

Part 4. Other Remedies.

§55-13-40. Other remedies limited.

(a) The legality of a proposed or completed corporate action described in G.S. 55-13-02(a) may not be contested, nor may the corporate action be enjoined, set aside, or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

(b) Subsection (a) of this section does not apply to a corporate action that:

(1)	Was not authorized and approved in accordance with the applicable provisions of any of the following:

a.	Article 9, 9A, 10, 11, 11A, or 12 of this Chapter.

b.	The articles of incorporation or bylaws.

c.	The resolution of the board of directors authorizing the corporate action.

(2)	Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading.

(3)	Constitutes an interested transaction, unless it has been authorized, approved, or ratified by either (i) the board of directors or a committee of the board or (ii) the shareholders, in the same manner as is provided in G.S. 55-8-31(a)(1) and (c) or in G.S. 55-8-31(a)(2) and (d), as if the interested transaction were a director’s conflict of interest transaction.

(4)	Was approved by less than unanimous consent of the voting shareholders pursuant to G.S. 55-7-04, provided that both of the following are true:

a.	The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least 10 days before the corporate action was effected.

b.	The proceeding challenging the corporate action is commenced within 10 days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding. (2011-347, s. 1.)

Annex F

British American Tobacco p.l.c.

Company No. 3407696

Incorporated on 23 July 1997

ARTICLES OF ASSOCIATION

(adopted by Special Resolution passed on 28 April 2010)

THE COMPANIES ACT 1985

Company No. **3407696**

The Registrar of Companies for England and Wales hereby certifies that

BRITISH AMERICAN TOBACCO p.l.c

formerly called **MEASUREPROFIT PUBLIC LIMITED COMPANY**

which name was changed by special resolution was incorporated under the **Companies Act 1985**

as a public company on the **23rd July 1997** and that the certificate of incorporation altered to meet the circumstances of the case was issued on the **27th July 1998**

Given at Companies House, Cardiff the **12th February 2004**

NATALIE DINNICK

for the Registrar of Companies

Companies House

— *for the record* —

Company Number: 3407696

COMPANY LIMITED BY SHARES

RESOLUTIONS

OF

BRITISH AMERICAN TOBACCO p.l.c.

Passed on the 27th day of April 2016

At the ANNUAL GENERAL MEETING of the Company duly convened and held at Milton Court Concert Hall, Silk Street, London EC2Y 9BH on 27 April 2016 the following resolutions were duly passed by the Company:-

ORDINARY RESOLUTIONS

18.	That the Directors be and they are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company (“Rights”):

(a)	up to an aggregate nominal amount of £155,352,573; and

(b)	up to a further aggregate nominal amount of £155,352,573 provided that: (i) they are equity securities (within the meaning of section 560(1) of the Companies Act 2006); and (ii) they are offered by way of a rights issue to holders (“shareholders”) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter, provided that this authority shall expire on the date of the next Annual General Meeting of the Company after the passing of this Resolution or, if earlier, on 27 July 2017 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or Rights to be granted after such expiry and the Directors shall be entitled to allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot shares and grant Rights be and are hereby revoked.

SPECIAL RESOLUTIONS

19.

That the Directors be and they are hereby empowered pursuant to sections 570 and 573 of the Companies Act 2006 to allot equity securities (within the meaning of section 560 of that Act) for cash either pursuant to the authority conferred by Resolution 18 above or by way of a sale of treasury shares as if section 561(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

(a)	the allotment of equity securities in connection with an offer of securities (but in the case of the authority granted under paragraph (b) of Resolution 18 by way of rights issue only) in favour of the holders (“shareholders”) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter; and

(b)	the allotment (otherwise than pursuant to paragraph (a) of this Resolution 19) to any person or persons of equity securities up to an aggregate nominal amount of £23,302,886,

and shall expire upon the expiry of the general authority conferred by Resolution 18 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

20.	That the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the Companies Act 2006 to make market purchases (within the meaning of section 693(4) of that Act) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) provided that:

(a)	the maximum number of ordinary shares that may be purchased is 186.4 million representing approximately 10% of the issued ordinary share capital of the Company as at 14 March 2016;

(b)	the minimum price that may be paid for an ordinary share is 25p;

(c)	the maximum price that may be paid for an ordinary share is an amount equal to 105% of the average of the middle-market prices shown in the quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

(d)	this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution unless previously renewed, varied or revoked by the Company in general meeting; and

(e)	the Company may enter into a contract to purchase its ordinary shares under this authority prior to its expiry, which contract will or may be executed wholly or partly after such expiry, and may purchase its ordinary shares in pursuance of any such contract.

24.	That a general meeting, other than an annual general meeting, may be called on not less than 14 clear days’ notice.

DATED THIS 27th day of April 2016	Chairman

Company Number: 3407696

COMPANY LIMITED BY SHARES

RESOLUTIONS

OF

BRITISH AMERICAN TOBACCO p.l.c.

Passed on the 29th day of April 2015

At the ANNUAL GENERAL MEETING of the Company duly convened and held at Milton Court Concert Hall, Silk Street, London EC2Y 9BH on 29 April 2015 the following resolutions were duly passed by the Company:-

ORDINARY RESOLUTIONS

19.	That the Directors be and they are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company (“Rights”):

(a)	up to an aggregate nominal amount of £155,344,251; and

(b)	up to a further aggregate nominal amount of £155,344,251 provided that: (i) they are equity securities (within the meaning of section 560(1) of the Companies Act 2006); and (ii) they are offered by way of a rights issue to holders (“shareholders”) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter, provided that this authority shall expire on the date of the next Annual General Meeting of the Company after the passing of this Resolution or, if earlier, on 29 July 2016 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or Rights to be granted after such expiry and the Directors shall be entitled to allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot shares and grant Rights be and are hereby revoked.

SPECIAL RESOLUTIONS

20.

That the Directors be and they are hereby empowered pursuant to sections 570 and 573 of the Companies Act 2006 to allot equity securities (within the meaning of section 560 of that Act) for cash either pursuant to the authority conferred by Resolution 19 above or by way of a sale of treasury shares as if section 561(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

(a)	the allotment of equity securities in connection with an offer of securities (but in the case of the authority granted under paragraph (b) of Resolution 19 by way of rights issue only) in favour of the holders (“shareholders”) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter; and

(b)	the allotment (otherwise than pursuant to paragraph (a) of this Resolution 20) to any person or persons of equity securities up to an aggregate nominal amount of £23,301,637,

and shall expire upon the expiry of the general authority conferred by Resolution 19 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

21.	That the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the Companies Act 2006 to make market purchases (within the meaning of section 693(4) of that Act) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) provided that:

(a)	the maximum number of ordinary shares that may be purchased is 186.4 million representing approximately 10% of the issued ordinary share capital of the Company as at 20 March 2015;

(b)	the minimum price that may be paid for an ordinary share is 25p;

(c)	the maximum price that may be paid for an ordinary share is an amount equal to 105% of the average of the middle-market prices shown in the quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

(d)	this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution unless previously renewed, varied or revoked by the Company in general meeting; and

(e)	the Company may enter into a contract to purchase its ordinary shares under this authority prior to its expiry, which contract will or may be executed wholly or partly after such expiry, and may purchase its ordinary shares in pursuance of any such contract.

23.	That a general meeting, other than an annual general meeting, may be called on not less than 14 clear days’ notice.

DATED THIS 29th day of April 2015	Chairman

Company Number: 3407696

COMPANY LIMITED BY SHARES

RESOLUTIONS

OF

BRITISH AMERICAN TOBACCO p.l.c.

Passed on the 30th day of April 2014

At the ANNUAL GENERAL MEETING of the Company duly convened and held at The Banqueting House, Whitehall, London SW1A 2ER on 30 April 2014 the following resolutions were duly passed by the Company:-

ORDINARY RESOLUTIONS

17.	That the Directors be and they are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company (“Rights”):

(a)	up to an aggregate nominal amount of £157,070,467; and

(b)	up to a further aggregate nominal amount of £157,070,467 provided that: (i) they are equity securities (within the meaning of section 560(1) of the Companies Act 2006); and (ii) they are offered by way of a rights issue to holders (“shareholders”) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter, provided that this authority shall expire on the date of the next Annual General Meeting of the Company after the passing of this Resolution or, if earlier, on 30 July 2015 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or Rights to be granted after such expiry and the Directors shall be entitled to allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot shares and grant Rights be and are hereby revoked.

SPECIAL RESOLUTIONS

18.

That the Directors be and they are hereby empowered pursuant to sections 570 and 573 of the Companies Act 2006 to allot equity securities (within the meaning of section 560 of that Act) for cash either pursuant to the authority conferred by Resolution 17 above or by way of a sale of treasury shares as if section 561(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

(a)	the allotment of equity securities in connection with an offer of securities (but in the case of the authority granted under paragraph (b) of Resolution 17 by way of rights issue only) in favour of the holders (“shareholders”) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter; and

(b)	the allotment (otherwise than pursuant to paragraph (a) of this Resolution 18) to any person or persons of equity securities up to an aggregate nominal amount of £23,560,570,

and shall expire upon the expiry of the general authority conferred by Resolution 17 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

19.	That the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the Companies Act 2006 to make market purchases (within the meaning of section 693(4) of that Act) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) provided that:

(a)	the maximum number of ordinary shares that may be purchased is 188.4 million representing approximately 10 per cent of the issued ordinary share capital of the Company as at 12 March 2014;

(b)	the minimum price that may be paid for an ordinary share is 25p;

(c)	the maximum price that may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle-market prices shown in the quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

(d)	this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution unless previously renewed, varied or revoked by the Company in general meeting; and

(e)	the Company may enter into a contract to purchase its ordinary shares under this authority prior to its expiry, which contract will or may be executed wholly or partly after such expiry, and may purchase its ordinary shares in pursuance of any such contract.

21.	That a general meeting, other than an annual general meeting, may be called on not less than 14 clear days’ notice.

DATED THIS 30th day of April 2014	Chairman

Company Number: 3407696

COMPANY LIMITED BY SHARES

RESOLUTIONS

OF

BRITISH AMERICAN TOBACCO p.l.c.

Passed on the 25th day of April 2013

At the ANNUAL GENERAL MEETING of the Company duly convened and held at The Banqueting House, Whitehall, London SW1A 2ER on 25 April 2013 the following resolutions were duly passed by the Company:-

ORDINARY RESOLUTIONS

17.	That the Directors be and they are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company (“Rights”):

(a)	up to an aggregate nominal amount of £160,683,558; and

(b)	up to a further aggregate nominal amount of £160,683,558 provided that: (i) they are equity securities (within the meaning of section 560(1) of the Companies Act 2006); and (ii) they are offered by way of a rights issue to holders (“shareholders”) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter, provided that this authority shall expire on the date of the next Annual General Meeting of the Company after the passing of this Resolution or, if earlier, on 25 July 2014 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or Rights to be granted after such expiry and the Directors shall be entitled to allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot shares and grant Rights be and are hereby revoked.

SPECIAL RESOLUTIONS

18.

That the Directors be and they are hereby empowered pursuant to sections 570 and 573 of the Companies Act 2006 to allot equity securities (within the meaning of section 560 of that Act) for cash either pursuant to the authority conferred by Resolution 17 above or by way of a sale of treasury shares as if section 561(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

(a)	the allotment of equity securities in connection with an offer of securities (but in the case of the authority granted under paragraph (b) of Resolution 17 by way of rights issue only) in favour of the holders (“shareholders”) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter; and

(b)	the allotment (otherwise than pursuant to paragraph (a) of this Resolution 18) to any person or persons of equity securities up to an aggregate nominal amount of £24,102,533 and shall expire upon the expiry of the general authority conferred by Resolution 17 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

19.	That the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the Companies Act 2006 to make market purchases (within the meaning of section 693(4) of that Act) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) provided that:

(a)	the maximum number of ordinary shares that may be purchased is 192.8 million representing approximately 10 per cent of the issued ordinary share capital of the Company as at 14 March 2013;

(b)	the minimum price that may be paid for an ordinary share is 25p;

(c)	the maximum price that may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle-market prices shown in the quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

(d)	this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution unless previously renewed, varied or revoked by the Company in general meeting; and

(e)	the Company may enter into a contract to purchase its ordinary shares under this authority prior to its expiry, which contract will or may be executed wholly or partly after such expiry, and may purchase its ordinary shares in pursuance of any such contract.

21.	That a general meeting, other than an annual general meeting, may be called on not less than 14 clear days’ notice.

DATED THIS 25th day of April 2013	Chairman

Company Number: 3407696

COMPANY LIMITED BY SHARES

RESOLUTIONS

OF

BRITISH AMERICAN TOBACCO p.l.c.

Passed on the 26th day of April 2012

At the ANNUAL GENERAL MEETING of the Company duly convened and held at The Banqueting House, Whitehall, London SW1A 2ER on 26 April 2012 the following resolutions were duly passed by the Company:-

ORDINARY RESOLUTIONS

18.	That the Directors be and they are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company (“Rights”):

(a)	up to an aggregate nominal amount of £163,881,655; and

(b)	up to a further aggregate nominal amount of £163,881,655 provided that: (i) they are equity securities (within the meaning of section 560(1) of the Companies Act 2006); and (ii) they are offered by way of a rights issue to holders (“shareholders”) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter, provided that this authority shall expire on the date of the next Annual General Meeting of the Company after the passing of this Resolution or, if earlier, on 26 July 2013 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or Rights to be granted after such expiry and the Directors shall be entitled to allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot shares and grant Rights be and are hereby revoked.

SPECIAL RESOLUTIONS

19.

That the Directors be and they are hereby empowered pursuant to sections 570 and 573 of the Companies Act 2006 to allot equity securities (within the meaning of section 560 of that Act) for cash either pursuant to the authority conferred by Resolution 18 above or by way of a sale of treasury shares as if section 561(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

(a)	the allotment of equity securities in connection with an offer of securities (but in the case of the authority granted under paragraph (b) of Resolution 18 by way of rights issue only) in favour of the holders (“shareholders”) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter; and

(b)	the allotment (otherwise than pursuant to paragraph (a) of this Resolution 19) to any person or persons of equity securities up to an aggregate nominal amount of £24,582,248 and shall expire upon the expiry of the general authority conferred by Resolution 18 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

20.	That the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the Companies Act 2006 to make market purchases (within the meaning of section 693(4) of that Act) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) provided that:

(a)	the maximum number of ordinary shares that may be purchased is 196.6 million representing approximately 10 per cent of the issued ordinary share capital of the Company as at 15 March 2012;

(b)	the minimum price that may be paid for an ordinary share is 25p;

(c)	the maximum price that may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle-market prices shown in the quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

(d)	this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution unless previously renewed, varied or revoked by the Company in general meeting; and

(e)	the Company may enter into a contract to purchase its ordinary shares under this authority prior to its expiry, which contract will or may be executed wholly or partly after such expiry, and may purchase its ordinary shares in pursuance of any such contract.

21.	That a general meeting, other than an annual general meeting, may be called on not less than 14 clear days’ notice.

DATED THIS 26th day of April 2012	Chairman

Company Number: 3407696

COMPANY LIMITED BY SHARES

RESOLUTIONS

OF

BRITISH AMERICAN TOBACCO p.l.c.

Passed on the 28th day of April 2011

At the ANNUAL GENERAL MEETING of the Company duly convened and held at The Mermaid Conference & Events Centre, London EC4V 3DB on 28 April 2011 the following resolutions were duly passed by the Company:-

ORDINARY RESOLUTIONS

17.	That the Directors be and they are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company (“Rights”):

(a)	up to an aggregate nominal amount of £166,182,644; and

(b)	up to a further aggregate nominal amount of £166,182,644 provided that: (i) they are equity securities (within the meaning of section 560(1) of the Companies Act 2006); and (ii) they are offered by way of a rights issue to holders (“shareholders”) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter, provided that this authority shall expire on the date of the next Annual General Meeting of the Company after the passing of this Resolution or, if earlier, on 28 July 2012 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or Rights to be granted after such expiry and the Directors shall be entitled to allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot shares and grant Rights be and are hereby revoked.

20.	That the amendments to, and proposed operation of, the rules of the British American Tobacco 2007 Long Term Incentive Plan be and are hereby approved.

SPECIAL RESOLUTIONS

18.

That the Directors be and they are hereby empowered pursuant to sections 570 and 573 of the Companies Act 2006 to allot equity securities (within the meaning of section 560 of that Act) for cash either pursuant to the authority conferred by Resolution 17 above or by way of a sale of treasury shares as if section 561(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

(a)	the allotment of equity securities in connection with an offer of securities (but in the case of the authority granted under paragraph (b) of Resolution 17 by way of rights issue only) in favour of the holders (“shareholders”) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter; and

(b)	the allotment (otherwise than pursuant to paragraph (a) of this Resolution 18) to any person or persons of equity securities up to an aggregate nominal amount of £24,927,396 and shall expire upon the expiry of the general authority conferred by Resolution 17 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

19.	That the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the Companies Act 2006 to make market purchases (within the meaning of section 693(4) of that Act) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) provided that:

(a)	the maximum number of ordinary shares that may be purchased is 199.4 million representing approximately 10% of the issued ordinary share capital of the Company as at 18 March 2011;

(b)	the minimum price that may be paid for an ordinary share is 25p;

(c)	the maximum price that may be paid for an ordinary share is an amount equal to 105% of the average of the middle-market prices shown in the quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

(d)	this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution unless previously renewed, varied or revoked by the Company in general meeting; and

(e)	the Company may enter into a contract to purchase its ordinary shares under this authority prior to its expiry, which contract will or may be executed wholly or partly after such expiry, and may purchase its ordinary shares in pursuance of any such contract.

21.	That a general meeting, other than an annual general meeting, may be called on not less than 14 clear days’ notice.

DATED THIS 28th day of April 2011	Chairman

Company Number: 3407696

COMPANY LIMITED BY SHARES

RESOLUTIONS

OF

BRITISH AMERICAN TOBACCO p.l.c.

Passed on the 28th day of April 2010

At the ANNUAL GENERAL MEETING of the Company duly convened and held at The Mermaid Conference & Events Centre, London EC4V 3DB on 28 April 2010 the following resolutions were duly passed by the Company:-

ORDINARY RESOLUTION

8.	That the Directors be and they are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company (“Rights”):

(a)	up to an aggregate nominal amount of £166,391,574; and

(b)	up to a further aggregate nominal amount of £166,391,574 provided that: (i) they are equity securities (within the meaning of section 560(1) of the Companies Act 2006); and (ii) they are offered by way of a rights issue to holders (“shareholders”) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter, provided that this authority shall expire on the date of the next Annual General Meeting of the Company after the passing of this Resolution or, if earlier, on 28 July 2011 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or Rights to be granted after such expiry and the Directors shall be entitled to allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot shares and grant Rights be and are hereby revoked.

SPECIAL RESOLUTIONS

9.

That the Directors be and they are hereby empowered pursuant to sections 570 and 573 of the Companies Act 2006 to allot equity securities (within the meaning of section 560 of that Act) for cash either pursuant to the authority conferred by Resolution 8 above or by way of a sale of treasury shares as if section 561(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

(a)	the allotment of equity securities in connection with an offer of securities (but in the case of the authority granted under paragraph (b) of Resolution 8 by way of rights issue only) in favour of the holders (“shareholders”) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be practicable) to the respective numbers of ordinary shares held or deemed to be held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter; and

(b)	the allotment (otherwise than pursuant to paragraph (a) of this Resolution 9) to any person or persons of equity securities up to an aggregate nominal amount of £24,958,736 and shall expire upon the expiry of the general authority conferred by Resolution 8 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the Directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

10.	That the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the Companies Act 2006 to make market purchases (within the meaning of section 693 (4) of that Act) of ordinary shares of 25p each in the capital of the Company (“ordinary shares”) provided that:

(a)	the maximum number of ordinary shares that may be purchased is 199.6 million representing approximately 10% of the issued ordinary share capital of the Company as at 19 March 2010;

(b)	the minimum price that may be paid for an ordinary share is 25p;

(c)	the maximum price that may be paid for an ordinary share is an amount equal to 105% of the average of the middle-market prices shown in the quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

(d)	this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution unless previously renewed, varied or revoked by the Company in general meeting; and

(e)	the Company may enter into a contract to purchase its ordinary shares under this authority prior to its expiry, which contract will or may be executed wholly or partly after such expiry, and may purchase its ordinary shares in pursuance of any such contract.

11.	That a general meeting, other than an annual general meeting, may be called on not less than 14 clear days’ notice.

12.	That with effect from the end of the Meeting:

(a)	if Resolution 13 has been passed, the form of the articles of association produced to the Meeting and signed by the Chairman of the Meeting for the purposes of identification (the “New Articles”) be adopted as the articles of association of the Company in substitution for, and to the exclusion of, the existing articles of association of the Company; and

(b)	if Resolution 13 has not been passed, the New Articles be adopted as the articles of association of the Company in substitution for, and to the exclusion of, the existing articles of association of the Company save that Article 113 of the existing articles of association shall be retained as Article 113 in the new articles of association.

13.	That with effect from the end of the Meeting:

(a)	if Resolution 12 has been passed the new articles of association of the Company, adopted with effect from the end of the Meeting, shall include the changes to Article 113 as set out in the New Articles; and

(b)	if Resolution 12 has not been passed, the existing articles of association of the Company be amended by substituting Article 113 as set out in the New Articles for, and to the exclusion of, Article 113 of the existing articles of association of the Company.

DATED THIS 28th day of April 2010	Chairman

ARTICLES OF ASSOCIATION

of

BRITISH AMERICAN TOBACCO P.L.C.

(adopted by Special Resolution passed on 28 April 2010)

PRELIMINARY

Definitions

1.	(1)	In these articles the following words bear the following meanings:

“Acts” means the Companies Acts (as defined in section 2 of the Companies Act 2006),

in so far as they apply to the Company;

“articles” means the articles of association of the Company;

“clear days” means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

“electronic address” means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means;

“electronic form” has the same meaning as in the Acts;

“electronic means” has the same meaning as in the Acts;

“executed” means any mode of execution;

“holder” means in relation to shares, the member whose name is entered in the register of members as the holder of the shares;

“Office” means the registered office of the Company;

“seal” means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 50 of the Companies Act 2006, or either of them as the case may require;

“secretary” means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

“Stock Exchange” means London Stock Exchange plc; and

“Uncertificated Securities Regulations” means the Uncertificated Securities

Regulations 2001.

(2)	In these articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security.

(3)	Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles have the same meaning as in the Companies Act 2006 or the Uncertificated Securities Regulations (as the case may be).

(4)	Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force.

(5)	In these articles, unless the context otherwise requires:

(a)	words in the singular include the plural, and vice versa;

(b)	words importing any gender include all genders; and

(c)	a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6)	In these articles:

(a)	references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form, whether sent or supplied in electronic form or made available on a website or otherwise;

(b)	the words and phrases “other”, “otherwise”, “including” and “in particular” shall not limit the generality of any preceding words or be construed as being limited to the same class as the preceding words where a wider construction is possible;

(c)	references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

(d)	references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

(7)	The headings are inserted for convenience only and do not affect the construction of these articles.

Exclusion of other regulations

2.	Neither the regulations contained in Table A to the Companies Act 1985 nor the regulations contained in the Companies (Model Articles) Regulations 2008 apply to the Company.

SHARE CAPITAL

Liability of members

3.	The liability of the members is limited to the amount, if any, unpaid on the shares held by them.

Further issues and rights attaching to shares on issue

4.	Without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, if the Company has not so determined, as the directors may determine.

Redeemable shares

5.	Any share may be issued which is or is to be liable to be redeemed at the option of the Company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such share.

Payment of commissions

6.	The Company may exercise the powers of paying commissions conferred by the Acts. Any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares, or partly in one way and partly in the other and may be in respect of a conditional or an absolute subscription.

Trusts not recognised

7.	Except as required by law, no person shall be recognised by the Company as holding any share upon any trust. Except as otherwise provided by these articles or by law, the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim or any interest in any share other than the holder’s absolute ownership of it and all rights attaching to it.

Uncertificated shares

8.	Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to shares and other securities in any form:

(a)	the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

(b)	the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph (a) of this article or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

Separate holdings of shares in certificated and uncertificated form

9.	Notwithstanding anything else contained in these articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings.

VARIATION OF RIGHTS

Variation of rights

10.	If at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up:

(a)	in such manner (if any) as may be provided by those rights; or

(b)	in the absence of any such provision, with the consent in writing of the holders of three- quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum shall be (i) at any such meeting other than an adjourned meeting, two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares); and (ii) at an adjourned meeting, one person holding shares of the class in question (other than treasury shares) or his proxy.

Rights deemed not varied

11.	Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares as treasury shares.

SHARE CERTIFICATES

Rights to share certificates

12.	(1)

On becoming the holder of any share other than a share in uncertificated form, every person (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled, without payment, to have issued to him within two months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one certificate for all the shares of each class registered in his name or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, several certificates each for one or more of his shares.

(2)	Every certificate shall be issued under the seal or under such other form of authentication as the directors may determine (which may include manual or facsimile signatures by one or more directors), and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them.

(3)	Where a member (other than a financial institution) has transferred part only of the shares comprised in a certificate, the member is entitled, without payment, to have issued to him a certificate in respect of the balance of shares held by him or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, several certificates each for one or more of his shares.

(4)	When a member’s (other than a financial institution’s) holding of shares of a particular class increases, the Company may issue that member with a single, consolidated certificate in respect of all the shares of a particular class which that member holds or a separate certificate in respect of only those shares by which that member’s holding has increased.

(5)	A member (other than a financial institution) may request the Company, in writing, to replace the member’s separate certificates with a consolidated certificate or the member’s consolidated certificate with two or more separate certificates representing such proportion of the shares as the member may specify, provided that any certificate(s) which it is (or they are) to replace has first been returned to the Company for cancellation. When the Company complies with such a request it may charge such reasonable sum as the directors may determine for doing so.

(6)	The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to the senior shall be a sufficient delivery to all of them, and seniority shall be determined in the manner described in article 64.

(7)	If a certificate issued in respect of a member’s shares is damaged or defaced or said to be lost, stolen or destroyed, then that member is entitled to be issued with a replacement certificate in respect of the same shares. A member exercising the right to be issued with such a replacement certificate:

(a)	must return the certificate which is to be replaced to the Company if it is damaged or defaced; and

(b)	must comply with such conditions as to evidence, indemnity and the payment of a reasonable fee as the directors may determine.

LIEN

Company’s lien on shares not fully paid

13.	The Company has a lien over every share which is partly paid for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company’s lien over a share takes priority over any third party’s interest in that share, and extends to any dividend or other money payable by the Company in respect of that share (and, if the lien is enforced and the share is sold by the Company, the proceeds of sale of that share).

Enforcing lien by sale

14.	The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder or otherwise, demanding payment and stating that if the notice is not complied with the shares may be sold.

Giving effect to a sale

15.	To give effect to the sale:

(a)	in the case of a share in certificated form, the directors may authorise any person to execute an instrument of transfer of the share to the purchaser or a person nominated by the purchaser; and

(b)	in the case of a share in uncertificated form, the directors may:

(i)	to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form; and

(ii)	after such conversion, authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer.

The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

Application of proceeds of sale

16.	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable. Any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES AND FORFEITURE

Calls

17.	Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

18.	A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Joint and several liability in respect of calls

19.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest

20.	If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or fixed in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined in the Acts). The directors may, however, waive payment of the interest wholly or in part.

Sums treated as calls

21.	An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call.

Power to differentiate

22.	Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

23.	The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree.

Notice if call not paid and forfeiture

24.	If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

Sale of forfeited shares

25.	A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person:

(a)	in the case of a share in certificated form, the directors may authorise any person to execute an instrument of transfer; and

(b)	in the case of a share in uncertificated form, the directors may:

(i)	to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form; and

(ii)	after such conversion, authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer.

Cessation of membership and continuing liability

26.	A person whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the Company for cancellation any certificate for the shares forfeited. However, such person shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Acts) from the date of forfeiture until payment. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

Statutory declaration as to forfeiture

27.	A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

Transfer of shares in certificated form

28.	The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

Transfer of shares in uncertificated form

29.	Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on an Operator register of members as being held in uncertificated form may be transferred by means of the relevant system concerned. The transfer may not be in favour of more than four transferees.

Refusal to register transfers

30.	(1)

The directors may, in their absolute discretion, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis. They may also refuse to register a transfer of a share in certificated form (whether fully paid or not) unless the instrument of transfer:

(a)	is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b)	is in respect of only one class of share; and

(c)	is in favour of not more than four transferees.

(2)	The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer.

Notice of and reasons for refusal

31.	If the directors refuse to register a transfer of a share, they shall as soon as practicable and in any event within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the Operator- instruction was received by the Company (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of the refusal together with reasons for the refusal. The directors shall send to the transferee such further information about the reasons for the refusal as the transferee may reasonably request.

No fee for registration

32.	No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

Retention or return of instrument of transfer

33.	The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

Recognition of renunciation

34.	Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

Transmission on death

35.	If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. However, nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been solely or jointly held by him.

Election of person entitled by transmission

36.	A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall transfer title to the share to that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred.

Rights of person entitled by transmission

37.	A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares.

DISCLOSURE OF INTERESTS

Disclosure of interests

38.	(1)

If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 793 of the Companies Act 2006 and has failed in relation to any shares (the “default shares”) to give the Company the information thereby required within 14 days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine:

(a)	the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll; and

(b)	where the default shares represent at least 0.25 per cent of their class (calculated exclusive of treasury shares):

(i)	any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend; and

(ii)	no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:

(A)	the member is not himself in default as regards supplying the information required; and

(B)	the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer;

(iii)	for the purposes of sub-paragraph (1)(b)(ii) of this article, in the case of shares held by the member in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the Operator of a relevant system to convert the shares into certificated form.

(2)	Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

(a)	receipt by the Company of the information required by the notice mentioned in that paragraph; and

(b)	receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

(3)	Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue, provided that:

(a)	any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and

(b)	paragraph (1) of this article shall apply to the exclusion of this paragraph (3) if the Company gives a separate notice under section 793 of the Companies Act 2006 in relation to the new shares.

(4)	Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 793 of the Companies Act 2006 to any other person, it shall at the same time send a copy of the notice to the member. The accidental omission to do so, or the non-receipt by the member of the copy, shall, however, not invalidate or otherwise affect the application of paragraph (1) of this article.

(5)	For the purposes of this article:

(a)	a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 of the Companies Act 2006, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b)	“interested” shall be construed as it is for the purpose of section 793 of the Companies Act 2006;

(c)	reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular; and

(d)	an “excepted transfer” means, in relation to any shares held by a member:

(i)	a transfer pursuant to acceptance of a takeover offer (within the meaning of section 974 of the Companies Act 2006) in respect of shares in the Company; or

(ii)	a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company’s shares are normally traded; or

(iii)	a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(6)	Nothing in this article shall limit the powers of the Company under section 794 of the Companies Act 2006 or any other powers of the Company whatsoever.

UNTRACED MEMBERS

Untraced members

39.	(1)	The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if:

(a)	for a period of 12 years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or effected and no communication has been received by the Company from the member or person concerned;

(b)	during that period the Company has paid at least three cash dividends (whether interim or final) and no such dividend has been claimed by the member or person concerned;

(c)	the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share, and the advertisements, if not published on the same day, shall have been published within 30 days of each other; and

(d)	the Company has not during the further period of three months following the date of publication of the advertisements (or, if published on different dates, the later or latest of them) and prior to the sale of the share received any communication from the member or person concerned.

(2)	The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of 12 years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words “for a period of 12 years” were omitted from sub-paragraph (a) and the words “, after the expiration of that period,” were omitted from sub-paragraph (c)).

(3)	To give effect to the sale of any share pursuant to this article:

(a)	in the case of a share in certificated form, the directors may authorise any person to execute an instrument of transfer of the share to the purchaser or a person nominated by the purchaser; and

(b)	in the case of a share in uncertificated form, the directors may:

(i)	to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form; and

(ii)	after such conversion, authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer.

The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale. The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

ALTERATION OF CAPITAL

Consolidation and sub-division

40.	The Company may by ordinary resolution:

(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b)	sub-divide its shares, or any of them, into shares of smaller amount than its existing shares; and

(c)	determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others,

and where any difficulty arises in regard to any consolidation or division, the directors may settle such difficulty as they see fit. In particular, without limitation, the directors may sell to any person (including the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company and:

(i)	in the case of shares in certificated form, the directors may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser; and

(ii)	in the case of shares in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form; and after such conversion, authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer.

The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

NOTICE OF GENERAL MEETINGS

Calling general meetings

41.	The directors may call general meetings. If there are not sufficient directors to form a quorum in order to call a general meeting, any director may call a general meeting. If there is no director, any member of the Company may call a general meeting.

Notice of annual general meetings and other general meetings

42.	An annual general meeting and all other general meetings of the Company shall be called by at least such minimum period of notice as is prescribed or permitted under the Acts. The notice shall specify the place, the date and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Where the Company has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company.

Omission or failure to give notice and non-receipt of notice

43.	The accidental omission to give notice of a meeting to, or the failure to give notice due to circumstances beyond the Company’s control to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

44.	No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member (including for this purpose two persons who are proxies or corporate representatives of the same member), shall be a quorum.

Procedure if quorum not present

45.	If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned in accordance with article 53(1).

Chairing general meetings

46.

The chairman (if any) of the board of directors, or in his absence some other director nominated prior to the meeting by the directors, shall preside as chairman of the meeting. If neither the chairman nor such other director (if any) is present within 15 minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present and willing to act to be chairman of the meeting, and if there is only one director present he shall be chairman of the meeting.

47.	If no director is present within 15 minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman of the meeting.

Security arrangements and orderly conduct

48.	The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to and comply with such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they or he consider appropriate in the circumstances. The directors or the chairman of the meeting may in their or his absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements.

49.	The directors or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting. Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final.

Directors entitled to attend and speak

50.	Directors may attend and speak at general meetings and at any separate meeting of the holders of any class of shares, whether or not they are members. The chairman of the meeting may permit other persons who are not members of the Company or otherwise entitled to exercise the rights of members in relation to general meetings to attend and, at the chairman of the meeting’s discretion, speak at a general meeting or at any separate class meeting.

Attendance and participation at different places and by electronic means

51.	In the case of any general meeting, the directors may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the “Principal Place”), make arrangements for simultaneous attendance and participation by electronic means allowing persons not present together at the same place to attend, speak and vote at the meeting (including the use of satellite meeting places). The arrangements for simultaneous attendance and participation at any place at which persons are participating, using electronic means may include arrangements for controlling or regulating the level of attendance at any particular venue provided that such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues.

52.	The members or proxies at the place or places at which persons are participating via electronic means shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the place or places at which persons are participating via electronic means are able to:

(a)	participate in the business for which the meeting has been convened; and

(b)	see and hear all persons who speak (whether through the use of microphones, loud speakers, audiovisual communication equipment or otherwise) in the Principal Place and any other place at which persons are participating via electronic means.

For the purposes of all other provisions of these articles (unless the context requires otherwise), the members shall be treated as meeting at the Principal Place.

If it appears to the chairman of the meeting that the facilities at the Principal Place or any place at which persons are participating via electronic means have become inadequate for the purposes set out in sub-paragraphs (a) and (b) above, the chairman of the meeting may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at the general meeting up to the point of the adjournment shall be valid. The provisions of article 53(3) shall apply to that adjournment.

Adjournments

53.	(1)

If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned and (subject to the provisions of the Acts) the chairman of the meeting shall either specify the time and place to which it is adjourned or state that it is adjourned to such time and place as the directors may determine. If at the adjourned meeting a quorum is not present within 15 minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

(2)	Without prejudice to any other power of adjournment he may have under these articles or at common law:

(a)	the chairman of the meeting may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting; and

(b)	the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, if the chairman of the meeting considers that:

(i)	there is not enough room for the number of members and proxies who wish to attend the meeting;

(ii)	the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting;

(iii)	an adjournment is necessary to protect the safety of any person attending the meeting; or

(iv)	an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out.

and, if so adjourned, the chairman of the meeting shall either specify the time and place to which it is adjourned or state that it is adjourned to such time and place as the directors may determine.

(3)	Subject to the provisions of the Acts, it shall not be necessary to give notice of an adjourned meeting except that when a meeting is adjourned for 14 days or more, at least seven clear days’ notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place.

AMENDMENTS TO RESOLUTIONS

Amendments to special and ordinary resolutions

54.	(1)	A special resolution to be proposed at a general meeting may be amended by ordinary resolution if:

(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

(b)	the amendment does not go beyond what is necessary to correct a clear error in the resolution.

(2)	An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if:

(a)	written notice of the terms of the proposed amendment and of the intention to move the amendment have been delivered to the Company at the Office at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed and the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution; or

(b)	the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on.

Withdrawal and ruling amendments out of order

55.	With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is voted on. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman of the meeting, the proceedings on the resolution shall not be invalidated by any error in the ruling.

POLLS

Demand for a poll

56.	(1)

A resolution put to the vote of a general meeting must be decided on a show of hands unless either the notice of the meeting specifies that a poll will be called on such resolution or a poll is (before the resolution is put to the vote on a show of hands or immediately after the result of a show of hands on that resolution is declared) demanded by:

(a)	the chairman of the meeting;

(b)	a majority of the directors present at the meeting;

(c)	not less than five members having the right to vote at the meeting;

(d)	a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares); or

(e)	a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares).

Chairman’s declaration

57.	Unless a poll is duly demanded and the demand is not subsequently withdrawn, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry in respect of such declaration in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Withdrawal of demand for a poll

58.	The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman of the meeting, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

Polls to be taken as chairman directs

59.	Polls at general meetings shall, subject to articles 60 and 61 below, be taken when, where and in such manner as the chairman of the meeting directs. The chairman of the meeting may appoint scrutineers (who need not be members) and decide how and when the result of the poll is to be declared. The result of a poll shall be the decision of the meeting in respect of the resolution on which the poll was demanded.

When poll to be taken

60.	A poll on the election of the chairman of the meeting or on a question of adjournment must be taken immediately. Any other polls must be taken either immediately or within 30 days of the poll being demanded. A demand for a poll does not prevent a general meeting from continuing, except as regards the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

61.	No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least seven clear days’ notice must be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

Voting rights

62.	Subject to any rights or restrictions attached to any shares:

(a)	on a show of hands:

(i)	every member who is present in person has one vote;

(ii)	every proxy present who has been duly appointed by one or more members entitled to vote on the resolution has one vote, except that if the proxy has been duly appointed by more than one member entitled to vote on the resolution and is instructed by one or more of those members to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those members to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way) he has one vote for and one vote against the resolution; and

(iii)	every corporate representative present who has been duly authorised by a corporation has the same voting rights as the corporation would be entitled to;

(b)	on a poll every member present in person or by duly appointed proxy or corporate representative has one vote for every share of which he is the holder or in respect or which his appointment as proxy or corporate representative has been made.

(c)	a member, proxy or corporate representative entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way.

Voting record date

63.	For the purposes of determining which persons are entitled to attend or vote at a general meeting and how many votes such persons may cast, the Company may specify in the notice convening the meeting a time, being not more than 48 hours before the time fixed for the meeting (and for this purpose no account shall be taken of any part of a day that is not a working day), by which a person must be entered on the register in order to have the right to attend or vote at the meeting.

Votes of joint holders

64.	In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

Votes on behalf of an incapable member

65.	A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court and the person so authorised may exercise other rights in relation to general meetings, including appointing a proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be delivered to the Office, or such other place as is specified in accordance with these articles for the delivery or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

No right to vote where sums overdue

66.	No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

Objections and validity of votes

67.	(1)

Any objection to the qualification of any person voting at a general meeting or on a poll or to the counting of, or failure to count, any vote, must be made at the meeting or adjourned meeting or at the time the poll is taken (if not taken at the meeting or adjourned meeting) at which the vote objected to is tendered. Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive. If a vote is not disallowed by the chairman of the meeting it is valid for all purposes.

(2)	The Company shall not be bound to enquire whether any proxy or corporate representative votes in accordance with the instructions given to him by the member he represents and if a proxy or corporate representative does not vote in accordance with the instructions of the member he represents the vote or votes cast shall nevertheless be valid for all purposes.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxies

68.	A member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company. The appointment of a proxy shall be deemed also to confer authority to demand or join in demanding a poll. Delivery of an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it. A proxy need not be a member. A member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. References in these articles to an appointment of proxy include references to an appointment of multiple proxies.

Validity

69.	Where two or more valid appointments of proxy are received in respect of the same share in relation to the same meeting, the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of such appointments shall be treated as valid in respect of that share.

Form of proxy appointment

70.	(1)	Subject to article 71 below, an appointment of proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer or attorney or other person duly authorised for that purpose. The signature on the appointment of proxy need not be witnessed.

(2)	Where the appointment of a proxy is expressed to have been or purports to have been executed by a duly authorised person on behalf of a member:

(i)	the Company may treat the appointment as sufficient evidence of that person to execute the appointment of proxy on behalf of that member; and

(ii)	the member shall, if requested by or on behalf of the Company, send or procure the sending of any authority under which the appointment of proxy has been executed, or a certified copy of any such authority to such address and by such time as is specified under article 72 or the receipt of an appointment of proxy and, if the request is not complied with in any respect, the appointment of proxy may be treated as invalid.

Proxies sent or supplied in electronic form

71.	The directors may (and shall if and to the extent that the Company is required to do so by the Acts) allow an appointment of proxy to be sent or supplied in electronic form subject to any conditions or limitations as the directors may specify. Where the Company has given an electronic address in any instrument of proxy or invitation to appoint a proxy, any document or information relating to proxies for the meeting (including any document necessary to show the validity of, or otherwise relating to, an appointment of proxy, or notice of the termination of the authority of a proxy) may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting.

Receipt of appointments of proxy

72.	An appointment of proxy may:

(a)	in the case of an appointment of proxy in hard copy form, be received at the Office or such other place in the United Kingdom as is specified in the notice convening the meeting, or in any appointment of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting to which it relates; or

(b)	in the case of an appointment of proxy in electronic form, be received at the electronic address specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting to which it relates; or

(c)	in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid not less than 24 hours (or such shorter time as the directors may determine) before the time appointed for the taking of the poll.

The directors may specify in the notice convening the meeting that in determining the time for delivery of proxies pursuant to this article, no account shall be taken of any part of any day that is not a working day. An appointment of proxy which is not, received or delivered in a manner so permitted shall be invalid.

Termination of appointments of proxy

73.	A vote given or poll demanded by proxy shall be valid notwithstanding the previous termination of the authority of the person voting or demanding a poll, unless notice of the termination was delivered in writing to the Company at such place or address at which an appointment of proxy may be duly received under article 72, not later than the last time at which an appointment of proxy should have been received under article 72 in order for it to be valid.

Availability of appointments of proxy

74.	The directors may at the expense of the Company send or make available appointments of proxy or invitations to appoint a proxy to the members by post or by electronic means or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting, appointments of proxy or invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission, or the failure due to circumstances beyond the Company’s control, to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

Corporations acting by representatives

75.	(1)

Subject to the provisions of the Acts, any corporation (other than the Company itself) which is a member of the Company may, by resolution of its directors or other governing body, authorise a person or persons to act as its representative or representatives at any meeting of the Company, or at any separate meeting of the holders of any class of shares. The corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person or persons so authorised is present at it. The Company may require such person or persons to produce a certified copy of the resolution before permitting him to exercise his powers.

(2)	A vote given or poll demanded by a corporate representative shall be valid notwithstanding that he is no longer authorised to represent the member unless notice of the termination was delivered in writing to the Company at such place or address and by such time as is specified in article 72 for the receipt of an appointment of proxy.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors

76.	Unless otherwise determined by the Company by ordinary resolution the number of directors (disregarding alternate directors) shall not be subject to any maximum but shall not be less than five.

Power of Company to appoint a director

77.	Subject to the provisions of these articles, the Company may by ordinary resolution appoint a person who is willing to act as a director, and is permitted by law to do so, to be a director, either to fill a vacancy or as an additional director.

Procedure for appointment or reappointment at general meeting

78.	No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless:

(a)	he is recommended by the directors; or

(b)	not less than seven nor more than 35 days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company’s register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

Election of two or more directors

79.	At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has first been agreed to by the meeting without any vote being given against it. For the purposes of this article a motion for approving a person’s appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

Power of directors to appoint a director

80.	The directors may appoint a person who is willing to act as a director, and is permitted by law to do so, to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed shall retire at the next annual general meeting and shall then be eligible for reappointment.

Number and identity of directors to retire by rotation

81.	(1)	At the annual general meeting in every year there shall retire from office by rotation:

(a)	all directors who held office at the time of each of the two preceding annual general meetings and who did not retire at either of them; and

(b)	if the number of directors retiring under (a) above is less than one-third of the Relevant Directors (or, if the number of Relevant Directors is not three or a multiple of three, is less than the number which is nearest to but does not exceed one-third of the Relevant Directors), such additional number of directors as shall, together with the directors retiring under (a) above, equal one-third of the Relevant Directors (or, if the number of Relevant Directors is not three or a multiple of three, the number which is nearest to but does not exceed one-third of the Relevant Directors).

(2)	Subject to the provisions of this article the directors, if any, to retire by rotation under paragraph (1)(b) of this article shall be those other Relevant Directors who have been longest in office since their last appointment or reappointment, but, as between persons who became or were last reappointed directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

(3)	Any director who is to retire at or prior to any annual general meeting for any reason other than retirement by rotation under this article shall be an “Excluded Director”. An Excluded Director shall not be taken into account in determining the number or identity of the directors to retire by rotation at that meeting pursuant to this article 81.

(4)	The number and identity of the directors to retire at an annual general meeting pursuant to this article 81 shall be determined by reference to the number and identity of the directors, other than any Excluded Director, at 9.00 am (London time) on the date of the notice convening the annual general meeting (the “Relevant Directors”) notwithstanding any change in the number or identity of such directors after that time but before the close of that annual general meeting.

Filling of vacancy

82.	If the Company, at the meeting at which a director retires under any provision of these articles, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

Director not reappointed at annual general meeting

83.	A director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting elects someone in his place or, if it does not do so, until the close of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Removal of director

84.	In addition to any power of removal under the Acts, the Company may, by special resolution, remove a director before the expiration of his period of office and, subject to these articles, may, by ordinary resolution, appoint another person who is willing to act as a director, and is permitted by law to do so, to be a director instead of him. A person so appointed shall be treated, for the purposes of determining the time at which he or any other director is to retire, as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

Termination of a director’s appointment

85.	A person ceases to be a director as soon as:

(a)	that person ceases to be a director by virtue of any provision of the Acts or is prohibited from being a director by law; or

(b)	a bankruptcy order is made against that person; or

(c)	a composition is made with that person’s creditors generally in satisfaction of that person’s debts; or

(d)	by reason of that person’s mental health, a court makes an order which wholly or partly prevents that person from personally exercising any powers or rights which that person would otherwise have; or

(e)	notification is received by the Company from that person that he is resigning or retiring from his office as director, and such resignation or retirement has taken effect in accordance with its terms; or

(f)	in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that he should cease to be a director; or

(g)	that person is absent without permission of the other directors from meetings of the directors for more than six consecutive months and the other directors resolve that he should cease to be a director; or

(h)	a notice in writing is served upon him personally, or at his residential address provided to the Company for the purposes of section 165 of the Companies Act 2006, signed by all the other directors stating that that person shall cease to be a director with immediate effect (and such notice may consist of several copies each signed by one or more directors, but a notice executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity).

ALTERNATE DIRECTORS

Appointment and removal of an alternate director

86.	Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act and permitted by law to do so, to be an alternate director and may remove an alternate director appointed by him from his appointment as alternate director.

Rights of an alternate director

87.	An alternate director shall be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence. An alternate director shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director, but shall be entitled to be paid such expenses as might properly have been paid to him if he had been a director.

Termination of an alternate director’s appointment

88.	An alternate director shall cease to be an alternate director if his appointor ceases to be a director; however, if a director retires, by rotation or otherwise, but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

89.	An alternate director shall cease to be an alternate director on the occurrence in relation to the alternate director of any event which, if it occurred in relation to his appointor, would result in the termination of the appointor’s appointment as a director.

Method of appointment or removal of an alternate director

90.	An appointment or removal of an alternate director shall be by notice in writing to the Company signed by the director making or revoking the appointment or in any other manner approved by the directors.

Other provisions regarding alternate directors

91.	Save as otherwise provided in these articles, an alternate director shall:

(a)	be deemed for all purposes to be a director;

(b)	alone be responsible for his own acts and omissions;

(c)	in addition to any restrictions which may apply to him personally, be subject to the same restrictions as his appointor; and

(d)	not be deemed to be the agent of or for the director appointing him.

POWERS OF DIRECTORS

General powers of the Company vested in the directors

92.	The business of the Company shall be managed by the directors who, subject to the provisions of these articles and to any directions given by special resolution to take, or refrain from taking, specified action, may exercise all the powers of the Company. Without prejudice to the generality of the foregoing, the directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital or any part thereof, and, subject to the provisions of these articles, to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party. No alteration of these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors.

Provision for employees on cessation or transfer of business

93.	The directors may decide to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries (other than a director or former director or shadow director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

Delegation to persons or committees

94.	(1)	Subject to the provisions of these articles, the directors may delegate any of the powers which are conferred on them under the articles:

(a)	to such person or committee;

(b)	by such means (including by power of attorney);

(c)	to such an extent;

(d)	in relation to such matters or territories; and

(e)	on such terms and conditions,

as they think fit.

(2)	If the directors so specify, any such delegation may authorise further delegation of the directors’ powers by any person to whom they are delegated.

(3)	The directors may revoke any delegation in whole or part, or alter its terms and conditions.

(4)	The power to delegate under this article includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director.

(5)	Subject to paragraph (6) of this article, the proceedings of any committee appointed under paragraph (1)(a) of this article with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

(6)	The directors may make rules regulating the proceedings of such committees, which shall prevail over any rules derived from these articles pursuant to paragraph (5) of this article if, and to the extent that, they are not consistent with them.

DIRECTORS’ REMUNERATION, GRATUITIES AND BENEFITS

Directors’ remuneration

95.	Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors who do not hold executive office (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £2,500,000 or such larger amount as the Company may by ordinary resolution decide) divided between the directors as they may determine, or, failing such determination, equally. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

Expenses

96.	The directors may also be paid all reasonable expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company and any reasonable expenses properly incurred by them otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the Company.

Directors’ gratuities and benefits

97.

The directors may (by the establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of allowances, gratuities or pensions, or by insurance or death, sickness or disability benefits or otherwise, for any director or any former director of the Company or of any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse or civil partner or a former spouse or former civil partner) or any person who is or was dependent on him and may (before as well as after he ceases to hold such office) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Executive directors

98.	The directors may appoint one or more of their number to the office of managing director or to any other executive office of the Company and any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim for damages for breach of the contract of service between the director and the Company.

DIRECTORS’ APPOINTMENTS AND INTERESTS

Other interests and offices

99.	(1)	Provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office:

(a)	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; and

(b)	may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is interested,

and (i) he shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; (ii) he shall not infringe his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company as a result of any such office or employment or any such transaction or arrangement or any interest in any such body corporate; (iii) he shall not be required to disclose to the Company, or use in performing his duties as a director of the Company, any confidential information relating to such office or employment if to make such a disclosure or use would result in a breach of a duty or obligation of confidence owed by him in relation to or in connection with such office or employment; (iv) he may absent himself from discussions, whether in meetings of the directors or otherwise, and exclude himself from information, which will or may relate to such office, employment, transaction, arrangement or interest; and (v) no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2)	For the purposes of this article:

(a)	a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified;

(b)	an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his;

(c)	an interest which consists of a Director of the Company being a Director or other officer of, or employed by any subsidiary undertaking of the Company shall be deemed not to be a material interest;

(d)	a director need not disclose an interest if it cannot be reasonably regarded as likely to give rise to a conflict of interest; and

(e)	a director need not disclose an interest if, or to the extent that, the other directors are already aware of it (and for this purpose the other directors are treated as aware of anything of which they ought reasonably to be aware).

100.	(1)	The directors may (subject to such terms and conditions, if any, as they may think fit to impose from time to time, and subject always to their right to vary or terminate such authorisation) authorise, to the fullest extent permitted by law:

(a)	any matter which would otherwise result in a director infringing his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company and which may reasonably be regarded as likely to give rise to a conflict of interest (including a conflict of interest and duty or conflict of duties); and

(b)	a director to accept or continue in any office, employment or position in addition to his office as a director of the Company and, without prejudice to the generality of paragraph (1)(a) of this article, may authorise the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises, provided that the authorisation is effective only if (i) any requirement as to the quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested director, and (ii) the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

(2)	If a matter, or office, employment or position, has been authorised by the directors in accordance with this article then (subject to such terms and conditions, if any, as the directors may think fit to impose from time to time, and subject always to their right to vary or terminate such authorisation or the permissions set out below):

(a)	the director shall not be required to disclose to the Company, or use in performing his duties as a director of the Company, any confidential information relating to such matter, or such office, employment or position if to make such a disclosure or use would result in a breach of a duty or obligation of confidence owed by him in relation to or in connection with that matter, or that office, employment or position;

(b)	the director may absent himself from discussions, whether in meetings of the directors or otherwise, and exclude himself from information, which will or may relate to that matter, or that office, employment or position; and

(c)	a director shall not, by reason of his office as a director of the Company, be accountable to the Company for any benefit which he derives from any such matter, or from any such office, employment or position.

PROCEEDINGS OF DIRECTORS

Procedures regarding board meetings

101.	(1)

Subject to the provisions of these articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.

(2)	A director may, and the secretary at the request of a director shall, call a meeting of the directors.

(3)	Notice of a board meeting may be given to a director personally, or by telephone, or sent in hard copy form to him at a postal address in the United Kingdom notified by him to the Company for this purpose, or sent in electronic form to such electronic address (if any) as may for the time being be notified by him to the Company for that purpose. It shall not be necessary to give notice of a board meeting to a director who is for the time being absent from the United Kingdom unless he has requested that notices of board meetings shall during his absence be given in hard copy form or in electronic form to him at a postal address or electronic address notified by him to the Company for that purpose. Such notices, however, need not be given any earlier than notices given to directors not so absent. A director may waive notice of any board meeting and any such waiver may be retrospective.

(4)	Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall (unless he is not entitled to vote on the resolution in question) have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor’s absence.

(5)	A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able to:

(a)	hear each of the other participating directors addressing the meeting; and

(b)	address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting.

Number of directors below minimum

102.	The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the minimum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Election and removal of chairman and deputy chairman

103.	The directors may elect from their number, and remove, a chairman and a deputy chairman of the board of directors. The chairman, or in his absence the deputy chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy chairman, or if at the meeting neither the chairman nor the deputy chairman is present within ten minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

Resolutions in writing

104.	A resolution in writing agreed to by all the directors entitled to receive notice of a meeting of the directors and who would be entitled to vote (and whose vote would have been counted) on the resolution at a meeting of the directors (if that number is sufficient to constitute a quorum) shall be as valid and effectual as if it had been passed at a meeting of the directors, duly convened and held. A resolution in writing is adopted when all such directors have signed one or more copies of it or have otherwise indicated their agreement to it in writing. A resolution agreed to by an alternate director, however, need not also be agreed to by his appointor and, if it is agreed to by a director who has appointed an alternate director, it need not also be agreed to by the alternate director in that capacity.

Quorum

105.	No business shall be transacted at any meeting of the directors unless a quorum is present. The quorum may be fixed by the directors. If the quorum is not fixed by the directors, the quorum shall be two. A director shall not be counted in the quorum present in relation to a matter or resolution on which he is not entitled to vote (or when his vote cannot be counted) but shall be counted in the quorum present in relation to all other matters or resolutions considered or voted on at the meeting. An alternate director who is not himself a director shall if his appointor is not present, be counted in the quorum.

Permitted interests and voting

106.	(1)

Subject to the provisions of these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs:

(a)	the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(b)	the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c)	the resolution relates to the giving to him of any other indemnity which is on substantially the same terms as indemnities given or to be given to all of the other directors and/or to the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other directors have been given or are to be given substantially the same arrangements;

(d)	the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability;

(e)	his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(f)	the resolution relates to an arrangement for the benefit of the employees and directors and/or former employees and former directors of the Company or any of its subsidiary undertakings, and/or the members of their families (including a spouse or civil partner or a former spouse or former civil partner) or any person who is or was dependent on such persons, including but without being limited to a retirement benefits scheme and an employees’ share scheme, which does not accord to any director any privilege or advantage not generally accorded to the employees and/or former employees to whom the arrangement relates;

(g)	the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in 1 per cent. or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise 1 per cent. or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded (i) any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest; (ii) any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder; and (iii) any shares of that class held as treasury shares).

(2)	Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(g) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

Suspension or relaxation of prohibition on voting

107.	The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors.

Questions regarding director’s rights to vote

108.	If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive.

DIVIDENDS

Declaration of dividends by the Company

109.	The Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

Payment of interim dividends

110.	The directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Payment according to amount paid up

111.	Except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, no account is to be taken of any amount which has been paid up on a share in advance of the due date for payment of that amount.

Non-cash distribution

112.	A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of specific assets and in particular of fully paid shares or debentures of any other company. Where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may:

(a)	issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of such specific assets or any part thereof;

(b)	determine that cash shall be paid to any member on the basis of the value so fixed in order to adjust the rights of those entitled to participate in the dividend; and

(c)	vest any such specific assets in trustees.

Dividend payment procedure

113.	(1)

Any dividend or other money payable (whether in sterling or foreign currency) in respect of a share may be paid by such method as the directors, in their absolute discretion, consider appropriate and which method may be different for different holders or groups of holders of shares. Without limiting any other method of payment which the Company may adopt, any such payment may be made wholly or partly:

(a)	by direct credit and bank transfer, electronic form, electronic means or by such other means approved by the directors directly to an account (of a type approved by the directors) nominated in writing by the holder of a share entitled to it or if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, all such joint holders; or

(b)	by cheque or by warrant made payable to the holder of a share entitled to it and sent to the registered address of such person or, in the case of joint holders, made payable to that one of those persons who is first named in the register of members and sent to such person’s registered address or to such person and to such address as a holder (or in the case of joint holders all such persons) may by notice direct.

(2)	Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share.

(3)	Payment of a cheque, warrant or order, or bank or electronic transfer of funds shall be a good discharge to the Company. Payment is made at the risk of the persons entitled thereto and the Company will not be responsible for a payment which is lost or delayed.

(4)	If the directors elect to make payments by bank or electronic transfer to an account (of a type approved by the directors) nominated by a holder or joint holders of a share, but no such account is nominated by the holder or joint holders or an electronic transfer into a nominated account is rejected or refunded, the Company may credit the amount payable to an account of the Company to be held until the holder or joint holders nominate a valid account.

(5)	An amount credited to an account under article 113(4) is to be treated as having been paid to the holder or joint holders entitled to it at the time it is credited to that account. The Company will not be a trustee of any such monies and no interest will accrue on such monies.

(6)	The Company will not pay interest on any dividend or other money due to a holder or joint holders of a share, unless the rights attaching to any such share provide otherwise.

Right to cease sending payment

114.	The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

(a)	in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b)	following one such occasion, reasonable enquiries have failed to establish any new address or account of the person entitled to the payment,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request and have supplied in writing a new address or account to be used for that purpose.

No interest on dividends

115.	No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

Forfeiture of unclaimed dividends

116.	Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

Scrip dividends

117.	The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a)	The resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed.

(b)	The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose “relevant value” shall be calculated by reference to the average of the middle market quotations for the Company’s ordinary shares as derived from the London Stock Exchange Daily Official List, for the day on which the ordinary shares are first quoted “ex” the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.
(c)	No fraction of a share shall be allotted and the directors may make such provision for fractional entitlements as they think fit, including provision:

(i)	for the whole or part of the benefit of fractional entitlements to be disregarded or to accrue to the Company; or

(ii)	for the value of fractional entitlements to be accumulated on behalf of a member (without entitlement to interest) and applied in paying up new shares in connection with a subsequent offer by the Company of the right to receive shares instead of cash in respect of a future dividend.

(d)	The directors shall, after determining the basis of allotment, notify the holders of ordinary shares of the right of election offered to them, and (except in the case of any holder from whom the Company has received written notice in such form as the directors may require which is effective for the purposes of the relevant dividend that such holder wishes to receive shares instead of cash in respect of all future dividends in respect of which a right of election is offered) shall send with, or following, such notification, forms of election and specify the procedure to be followed and place at which, and the latest time by which, elections must be received in order to be effective.

(e)	The directors may on any occasion decide that rights of election shall only be made available subject to such exclusions, restrictions or other arrangements as they shall in their absolute discretion deem necessary or desirable in order to comply with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or stock exchange in, any territory.

(f)	The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made (“the elected ordinary shares”). Instead, additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

(g)	The directors shall not proceed with any election unless the Company has sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(h)	The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted.

(i)	The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

CAPITALISATION OF PROFITS

Capitalisation of profits

118.	(1) The directors may with the authority of an ordinary resolution of the Company:

(a)	subject as provided in this article, resolve to capitalise any profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve);

(b)

appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full shares or debentures of the Company of a nominal amount equal to that sum, and allot such shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up shares to be allotted to members credited as fully paid;

(c)	resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d)	make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned);

(e)	authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f)	generally do all acts and things required to give effect to such resolution as aforesaid.

(2)	Where, pursuant to an employees’ share scheme (within the meaning of section 1166 of the Companies Act 2006) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company’s issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraphs (1)(a) to (f) above shall apply with the necessary alterations to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

RECORD DATES

Company or directors may fix record dates for payment or distribution

119.	Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made. Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly.

NOTICES AND OTHER COMMUNICATIONS

Requirements for writing

120.	Any notice to be given to or by any person pursuant to these articles shall be in writing other than a notice calling a meeting of the directors which need not be in writing.

Methods of sending or supplying

121.	(1)	Any notice, document or information may (without prejudice to articles 124 and 125) be sent or supplied by the Company to any member either:

(a)	personally; or

(b)	by sending it by post in a prepaid envelope addressed to the member at his registered address or postal address given pursuant to article 121(4), or by leaving it at that address; or

(c)	by sending it in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement); or

(d)	by making it available on a website, provided that the requirements in paragraph (2) of this article and the provisions of the Acts are satisfied.

(2)	The requirements referred to in paragraph (1)(d) of this article are that:

(a)	the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a website (and has not revoked that agreement), or the member has been asked by the Company to agree that the Company may send or supply notices, documents and information generally, or the notice, document or information in question, to him by making it available on a website and the Company has not received a response within the period of 28 days beginning on the date on which the Company’s request was sent and the member is therefore taken to have so agreed (and has not revoked that agreement);

(b)	the member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that website where it may be accessed, and how it may be accessed (“notification of availability”);

(c)	in the case of a notice of meeting, the notification of availability states that it concerns a notice of a company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting; and

(d)	the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and in all other cases throughout the period specified by any applicable provision of the Acts, or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

(3)	In the case of joint holders of a share:

(a)	it shall be sufficient for all notices, documents and other information to be sent or supplied to the joint holder whose name stands first in the register of members in respect of the joint holding (the “first named holder”) only; and

(b)	the agreement of the first named holder that notices, documents and information may be sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders.

(4)	A member whose registered address is not within the United Kingdom or the Republic of South Africa shall be entitled to receive notices, documents or information from the Company:

(a)	if he gives to the Company an address (not being an electronic address) within the United Kingdom or the Republic of South Africa at which notices, documents or information may be sent; or

(b)	if the directors are satisfied that the sending or supplying of such notices, documents or information by the Company to such address outside of the United Kingdom or the Republic of South Africa would not result in the Company breaching any applicable law (whether in the United Kingdom, Republic of South Africa, or elsewhere) or result, directly or indirectly, in the Company being required to comply with additional filing or other regulatory requirements in the United Kingdom, the Republic of South Africa, or any other jurisdiction.

(5)	For the avoidance of doubt, the provisions of this article are subject to article 43.

(6)	The Company may at any time and at its sole discretion choose to send or supply notices, documents and information only in hard copy form to some or all members.

Deemed receipt of notice

122.	A member present either in person or by proxy at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

Notice by reference to register of members

123.	(1)

Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of 21 days before the notice is given; and no change in the register after that time shall invalidate the giving of the notice.

(2)	Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title; but this paragraph does not apply to a notice given under section 793 of the Companies Act 2006.

Notice when post not available

124.	Where, by reason of any suspension or curtailment of postal services, the Company is unable effectively to give notice of a general meeting, the board may decide that the only persons to whom notice of the affected general meeting must be sent are: the directors; the Company’s auditors; those members to whom notice to convene the general meeting can validly be sent by electronic means and those members to whom notification as to the availability of the notice of meeting on a website can validly be sent by electronic means. In any such case the Company shall also:

(a)	advertise the general meeting in at least two national daily newspapers published in the United Kingdom; and

(b)	send or supply a confirmatory copy of the notice to members in the same manner as it sends or supplies notices under article 121 if at least seven clear days before the meeting the posting of notices again becomes practicable.

Other notices and communications advertised in national newspaper

125.	Any notice, document or information to be sent or supplied by the Company to the members or any of them, not being a notice of a general meeting, shall be sufficiently sent or supplied if sent or supplied by advertisement in at least one national daily newspaper published in the United Kingdom.

When notice or other communication deemed to have been received

126.	Any notice, document or information sent or supplied by the Company to the members or any of them:

(a)	by post, shall be deemed to have been received 24 hours after the time at which the envelope containing the notice, document or information was posted unless it was sent by second class post, or there is only one class of post, or it was sent by air mail to an address outside the United Kingdom, in which case it shall be deemed to have been received 48 hours after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent. An electronic record by the registrars of the Company of despatch of a share certificate shall be conclusive evidence that the share certificate was sent;

(b)	by being left at a shareholder’s registered address or postal address given pursuant to article 121(4) shall be deemed to have been received on the day it was left;

(c)	by electronic means, shall be deemed to have been received 24 hours after it was sent. Proof that a notice, document or information in electronic form was addressed to the electronic address provided by the member for the purpose of receiving communications from the Company shall be conclusive evidence that the notice, document or information was sent;

(d)	by making it available on a website, shall be deemed to have been received on the date on which notification of availability on the website is deemed to have been received in accordance with this article or, if later, the date on which it is first made available on the website;

(e)	by means of a relevant system shall be deemed to have been received 24 hours after the Company or any sponsoring system-participant acting on the Company’s behalf, sends the issuer-instruction relating to the notice, document or information;

(f)	by advertisement, shall be deemed to have been received on the day on which the advertisement appears.

Communications sent or supplied to persons entitled by transmission

127.	Any notice, document or information may be sent or supplied by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or supplying it in any manner authorised by these articles for the sending or supply of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be sent or supplied in any manner in which it might have been given if the death or bankruptcy had not occurred.

Power to stop sending communications to untraced shareholders

128.	If on three consecutive occasions notices, documents or information sent or supplied to a member have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company (or its agent) a new registered address, or a postal address within the United Kingdom or the Republic of South Africa, or (without prejudice to article 121(4)) shall have informed the Company, in such manner as may be specified by the Company, of an electronic address. For the purposes of this article, references to notices, documents or information include references to a cheque or other instrument of payment; but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles.

Validation of documents in electronic form

129.	Where a document is required under these articles to be signed by a member or any other person, if the document is in electronic form, then in order to be valid the document must either:

(a)	incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other person, in such form as the directors may approve; or

(b)	be accompanied by such other evidence as the directors may require in order to be satisfied that the document is genuine.

The Company may designate mechanisms for validating any such document and a document not validated by the use of any such mechanisms shall be deemed as having not been received by the Company. In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with articles 42 and 71.

ADMINISTRATION

Making and retention of minutes

130.	The directors shall cause minutes to be made in books kept for the purpose:

(a)	of all appointments of officers made by the directors; and

(b)	of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

Minutes shall be retained for at least ten years from the date of the appointment or meeting and shall be kept available for inspection in accordance with the Acts.

Inspection of accounts

131.	Except as provided by statute or by order of the court or authorised by the directors or an ordinary resolution of the Company, no person is entitled to inspect any of the Company’s accounting or other records or documents merely by virtue of being a member.

Appointment of secretary

132.	The secretary shall be appointed by the directors for such term, at such remuneration and upon such other conditions as they think fit; and any secretary so appointed may be removed by them.

Use of the seal

133.	The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors:

(a)	share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it; and

(b)	every other instrument to which the seal is affixed shall be signed by at least one authorised person in the presence of a witness who attests the signature and for this purpose an authorised person is any director of the Company or the secretary of the Company, or any person authorised by the directors for the purpose of signing instruments to which the seal is affixed.

Official seal for use overseas

134.	The Company may have an official seal for use in any place abroad, which may only be affixed to a document if its use on that document, or documents of a class to which it belongs, has been authorised by a decision of the directors.

Overseas branch registers

135.	Subject to and to the extent permitted by the Acts and the Uncertificated Securities Regulations, the Company, or the directors on behalf of the Company, may cause to be kept in any territory an overseas branch register of members resident in such territory, and the directors may make and vary such provisions as they may think fit respecting the keeping of any such register.

136.	Subject to and to the extent permitted by the Acts, the Uncertificated Securities Regulations and the rules and/or conditions applicable to the operation of such a system, the directors may determine that any shares or class of shares held on any overseas branch register of the members of the Company may be held in uncertificated form in accordance with any system outside the United Kingdom which enables title to such shares to be evidenced and transferred without a written instrument and which is a relevant system.

Destruction of documents

137.	(1)	The Company may destroy:

(a)	any instrument of transfer, after six years from the date on which it is registered;

(b)	any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

(c)	any share certificate, after one year from the date on which it is cancelled; and

(d)	any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

(2)	Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a copy of the document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made which is not destroyed before that date.

(3)	It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a)	this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b)	nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article; and

(c)	references in this article to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

Winding up

138.	If the Company is wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

Power to indemnify directors

139.	Subject to the provisions of the Acts, the Company may:

(a)	indemnify to any extent any person who is or was a director, or a director of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or

(b)	indemnify to any extent any person who is or was a director of an associated company that is a trustee of an occupational pension scheme, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any liability incurred by him in connection with the company’s activities as trustee of an occupational pension scheme; and/or

(c)	purchase and maintain insurance for any person who is or was a director, or a director of any associated company, against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company.

Annex G

REYNOLDS AMERICAN INC.

Audited Consolidated Financial Statements of Reynolds American Inc. as of December 31, 2016 and 2015 and for Each of the Years in the Three-Year Period Ended December 31, 2016

(Reproduced from the Reynolds American Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2016)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Reynolds American Inc.:

We have audited the accompanying consolidated balance sheets of Reynolds American Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three - year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reynolds American Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three - year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Reynolds American Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 9, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Greensboro, North Carolina

February 9, 2017

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of RAI,

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of RAI are being made only in accordance with authorizations of management and directors of RAI, and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of RAI’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of RAI’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that RAI’s system of internal control over financial reporting was effective as of December 31, 2016.

KPMG LLP, independent registered public accounting firm, has audited RAI’s consolidated financial statements and issued an attestation report on RAI’s internal control over financial reporting as of December 31, 2016.

Dated: February 9, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Reynolds American Inc.:

We have audited Reynolds American Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Reynolds American Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Reynolds American Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Reynolds American Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated February 9, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Greensboro, North Carolina

February 9, 2017

REYNOLDS AMERICAN INC.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in Millions, Except Per Share Amounts)

	For the Years Ended December 31,
	2016	2015	2014
Net sales (1)	$12,277	$10,416	$8,160
Net sales, related party	226	259	311

Net sales	12,503	10,675	8,471
Costs and expenses:
Cost of products sold (1)	4,841	4,688	4,058
Selling, general and administrative expenses	1,931	2,098	1,871
Gain on divestitures	(4,861)	(3,181)	—
Amortization expense	23	18	11
Asset impairment and exit charges	—	99	—

Operating income	10,569	6,953	2,531
Interest and debt expense	626	570	286
Interest income	(8)	(6)	(3)
Other (income) expense, net	260	5	(14)

Income from continuing operations before income taxes	9,691	6,384	2,262
Provision for income taxes	3,618	3,131	817

Income from continuing operations	6,073	3,253	1,445
Income from discontinued operations, net of tax	—	—	25

Net income	$6,073	$3,253	$1,470

Basic income per share:
Income from continuing operations	$4.26	$2.57	$1.36
Income from discontinued operations	—	—	0.02

Net income	$4.26	$2.57	$1.38

Diluted income per share:
Income from continuing operations	$4.25	$2.57	$1.35
Income from discontinued operations	—	—	0.02

Net income	$4.25	$2.57	$1.37

Dividends declared per share	$1.76	$1.39	$1.34

(1)	Excludes excise taxes of $4,343 million, $4,209 million and $3,625 million for the years ended December 31, 2016, 2015 and 2014, respectively.

See Notes to Consolidated Financial Statements

REYNOLDS AMERICAN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in Millions)

	For the Years Ended December 31,
	2016	2015	2014
Net income	$6,073	$3,253	$1,470
Other comprehensive income (loss), net of tax (benefit) expense:
Retirement benefits, net of tax (2016 — $(6); 2015 —$32; 2014 —$(178))	(11)	50	(277)
Long-term investments, net of tax (2016 — $10; 2014 —$1)	14	—	2
Hedging instruments, net of tax (2016 — $6; 2015 — $1; 2014 — $1 )	11	1	1
Cumulative translation adjustment and other, net of tax (2016 —$6; 2015 —$(12); 2014 — $(15))	10	(25)	(34)

Comprehensive income	$6,097	$3,279	$1,162

See Notes to Consolidated Financial Statements

REYNOLDS AMERICAN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Millions)

	For the Years Ended December 31,
	2016	2015	2014
Cash flows from (used in) operating activities:
Net income	$6,073	$3,253	$1,470
Income from discontinued operations, net of tax	—	—	(25)
Adjustments to reconcile to net cash flows from (used in) operating activities:
Gain on divestitures	(4,861)	(3,181)	—
Loss on early extinguishment of debt and related expenses	239	—	—
Asset impairment and exit charges, net of cash payments	—	94
Depreciation and amortization expense	123	122	106
Deferred income tax expense (benefit)	387	(659)	(180)
Other changes that provided (used) cash:
Accounts and other receivables	24	86	(3)
Inventories	89	31	(154)
Related party, net	(5)	14	—
Accounts payable	42	32	(43)
Accrued liabilities, including other working capital	(160)	(242)	30
Tobacco settlement accruals	(314)	239	92
Pension and postretirement	(415)	91	317
Other, net	58	316	13

Net cash flows from operating activities	1,280	196	1,623

Cash flows from (used in) investing activities:
Capital expenditures	(206)	(174)	(204)
Proceeds from settlement of investments	266	332	4
Acquisition, net of cash acquired	—	(17,220)	—
Proceeds from divestitures	5,015	7,056	—
Proceeds from termination of joint venture	—	—	35
Other, net	3	1	(40)

Net cash flows from (used in) investing activities	5,078	(10,005)	(205)

Cash flows from (used in) financing activities:
Dividends paid on common stock	(2,369)	(1,583)	(1,411)
Repurchase of common stock	(226)	(124)	(440)
Repayments of long-term debt	(500)	(450)	—
Early extinguishment of debt	(3,650)	—	—
Premiums paid for early extinguishment of debt	(207)	—	—
Proceeds from termination of interest rate swaps	66	—	—
Proceeds from BAT Share Purchase	—	4,673	—
Issuance of long-term debt	—	8,975	—
Debt issuance costs and financing fees	(8)	(70)	(79)
Borrowings under revolving credit facility	—	1,400	1,000
Repayments of borrowings under revolving credit facility	—	(1,400)	(1,000)
Excess tax benefit on stock-based compensation plans	28	17	12

Net cash flows from (used in) financing activities	(6,866)	11,438	(1,918)

Effect of exchange rate changes on cash and cash equivalents	(8)	(28)	(34)

Net change in cash and cash equivalents	(516)	1,601	(534)
Cash and cash equivalents at beginning of year	2,567	966	1,500

Cash and cash equivalents at end of year	$2,051	$2,567	$966

Income taxes paid, net of refunds	$3,179	$3,744	$974
Interest paid	$712	$510	$252
Fair value of equity consideration issued in the Lorillard Merger	$—	$7,555	$—

See Notes to Consolidated Financial Statements

REYNOLDS AMERICAN INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Millions)

	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$2,051	$2,567
Short-term investments	—	149
Accounts receivable	66	68
Accounts receivable, related party	113	38
Other receivables	10	35
Inventories	1,645	1,734
Other current assets	353	564

Total current assets	4,238	5,155
Property, plant and equipment, at cost:
Land and land improvements	95	94
Buildings and leasehold improvements	757	727
Machinery and equipment	2,064	1,967
Construction-in-process	94	110

Total property, plant and equipment	3,010	2,898
Accumulated depreciation	(1,662)	(1,643)

Property, plant and equipment, net	1,348	1,255
Trademarks and other intangible assets, net of accumulated amortization	29,444	29,467
Goodwill	15,992	15,993
Other assets and deferred charges	73	230

	$51,095	$52,100

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$221	$179
Tobacco settlement accruals	2,498	2,816
Due to related party	7	9
Deferred revenue, related party	66	33
Current maturities of long-term debt	501	506
Dividends payable on common stock	656	514
Other current liabilities	1,036	1,234

Total current liabilities	4,985	5,291
Long-term debt (less current maturities)	12,664	16,849
Long-term deferred income taxes, net	9,607	9,204
Long-term retirement benefits (less current portion)	1,869	2,265
Long-term deferred revenue, related party	39	—
Other noncurrent liabilities	220	239
Commitments and contingencies:
Shareholders’ equity:
Common stock (shares issued: 2016 — 1,425,824,955; 2015 —1,427,341,341)	—	—
Paid-in capital	18,285	18,402
Retained earnings	3,740	188
Accumulated other comprehensive loss	(314)	(338)

Total shareholders’ equity	21,711	18,252

	$51,095	$52,100

See Notes to Consolidated Financial Statements

REYNOLDS AMERICAN INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Dollars in Millions, Except Per Share Amounts)

	Common Stock	Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at December 31, 2013	$—	$6,571	$(1,348)	$(56)	$5,167
Net income	—	—	1,470	—	1,470
Retirement benefits, net of $178 tax benefit	—	—	—	(277)	(277)
Long-term investments, net of $1 tax expense	—	—	—	2	2
Hedging instruments, net of $1 tax expense	—	—	—	1	1
Cumulative translation adjustment and other, net of $15 tax benefit	—	—	—	(34)	(34)
Dividends — $1.34 per share	—	—	(1,436)	—	(1,436)
Common stock repurchased	—	(440)	—	—	(440)
Equity incentive award plan and stock-based compensation	—	57	—	—	57
Excess tax benefit on stock-based compensation plans	—	12	—	—	12

Balance at December 31, 2014	—	6,200	(1,314)	(364)	4,522
Net income	—	—	3,253	—	3,253
Retirement benefits, net of $32 tax expense	—	—	—	50	50
Hedging instruments, net of $1 tax expense	—	—	—	1	1
Cumulative translation adjustment and other, net of $12 tax benefit	—	—	—	(25)	(25)
Dividends — $1.39 per share	—	—	(1,751)	—	(1,751)
Issuance of additional shares as Lorillard Merger Consideration	—	7,555	—	—	7,555
Issuance of additional shares for BAT Share Purchase	—	4,673	—	—	4,673
Common stock repurchased	—	(124)	—	—	(124)
Equity incentive award plan and stock-based compensation	—	81	—	—	81
Excess tax benefit on stock-based compensation plans	—	17	—	—	17

Balance at December 31, 2015	—	18,402	188	(338)	18,252
Net income	—	—	6,073	—	6,073
Retirement benefits, net of $6 tax benefit	—	—	—	(11)	(11)
Long-term investments, net of $10 tax expense	—	—	—	14	14
Hedging instruments, net of $6 tax expense	—	—	—	11	11
Cumulative translation adjustment and other, net of $6 tax expense	—	—	—	10	10
Dividends — $1.76 per share	—	—	(2,521)	—	(2,521)
Common stock repurchased	—	(226)	—	—	(226)
Equity incentive award plan and stock-based compensation	—	81	—	—	81
Excess tax benefit on stock-based compensation plans	—	28	—	—	28

Balance at December 31, 2016	$—	$18,285	$3,740	$(314)	$21,711

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Business and Summary of Significant Accounting Policies

Overview

The consolidated financial statements include the accounts of Reynolds American Inc., referred to as RAI, and its wholly owned subsidiaries. RAI’s wholly owned operating subsidiaries include R. J. Reynolds Tobacco Company; Santa Fe Natural Tobacco Company, Inc., referred to as SFNTC; American Snuff Company, LLC, referred to as American Snuff Co.; R. J. Reynolds Vapor Company, referred to as RJR Vapor; Niconovum USA, Inc.; Niconovum AB; and until their sale on January 13, 2016, as described below, SFR Tobacco International GmbH, referred to as SFRTI, and various foreign subsidiaries affiliated with SFRTI.

RAI was incorporated as a holding company in the State of North Carolina on January 2, 2004, and its common stock is listed on the New York Stock Exchange, referred to as the NYSE, under the symbol “RAI.” On July 30, 2004, the U.S. assets, liabilities and operations of Brown & Williamson Tobacco Corporation, now known as Brown & Williamson Holdings, Inc., referred to as B&W, an indirect, wholly owned subsidiary of British American Tobacco p.l.c., referred to as BAT, were combined with R. J. Reynolds Tobacco Company, a wholly owned operating subsidiary of R.J. Reynolds Tobacco Holdings, Inc., referred to as RJR. These July 30, 2004, transactions generally are referred to as the B&W business combination.

References to RJR Tobacco prior to July 30, 2004, relate to R. J. Reynolds Tobacco Company, a New Jersey corporation. References to RJR Tobacco on and subsequent to July 30, 2004 and until June 12, 2015, relate to the combined U.S. assets, liabilities and operations of B&W and R. J. Reynolds Tobacco Company. Concurrent with the completion of the B&W business combination, RJR Tobacco became a North Carolina corporation. References to RJR Tobacco on and subsequent to June 12, 2015, relate to R. J. Reynolds Tobacco Company, a North Carolina corporation, and reflect the effects of the Lorillard Merger and Divestiture, described below.

Proposed Merger with BAT

On January 17, 2017, RAI announced that it had entered into an Agreement and Plan of Merger, referred to as the Merger Agreement, with BAT, BATUS Holdings Inc., a Delaware corporation and a wholly owned subsidiary of BAT, and Flight Acquisition Corporation, a North Carolina corporation and a wholly owned subsidiary of BAT, referred to as Merger Sub. For additional information, see note 22 to consolidated financial statements.

Recent Transactions

On June 12, 2015, RAI acquired Lorillard, Inc., n/k/a Lorillard, LLC, referred to as Lorillard, in a cash and stock transaction, valued at $25.8 billion, referred to as the Lorillard Merger. Also on June 12, 2015, a wholly owned subsidiary, n/k/a ITG Brands, LLC, referred to as ITG, of Imperial Brands, PLC, f/k/a Imperial Tobacco Group, PLC, referred to as Imperial, acquired for approximately $7.1 billion, in a transaction referred to as the Divestiture, certain assets (1) owned by RAI subsidiaries or affiliates relating to the cigarette brands WINSTON, KOOL and SALEM, and (2) owned by Lorillard subsidiaries or affiliates related to the cigarette brand MAVERICK and the “e-vapor” brand blu (including SKYCIG), as well as Lorillard’s owned and leased real property, and certain transferred employees, together with associated liabilities. As a result of the Divestiture, RAI recognized a pre-tax gain of approximately $3.2 billion. Additionally on June 12, 2015, shortly after the completion of the Lorillard Merger, Lorillard Tobacco Company, LLC, a wholly owned subsidiary of Lorillard, referred to as Lorillard Tobacco, merged with and into RJR Tobacco, with RJR Tobacco continuing as the surviving entity, referred to as the Lorillard Tobacco Merger. The statements of financial position and results of operations contained in the consolidated financial statements reflect the results of the Lorillard Merger and Divestiture and related transactions. For additional information on the Lorillard Merger and Divestiture, and related transactions, see note 2 to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

On June 12, 2015, concurrently with the completion of the Lorillard Merger and Divestiture, BAT indirectly (through a wholly-owned subsidiary) purchased 77,680,259 shares of RAI common stock, prior to giving effect to RAI’s 2015 two-for-one stock split, referred to as the BAT Share Purchase, for approximately $4.7 billion, which was sufficient for BAT and its subsidiaries collectively to maintain their approximately 42% beneficial ownership of RAI.

On January 13, 2016, RAI, through various subsidiaries, referred to as the Sellers, completed the sale of the international rights to the NATURAL AMERICAN SPIRIT brand name and associated trademarks, along with SFRTI and other international companies that distributed and marketed the brand outside the United States, to JT International Holding BV, referred to as JTI Holding, a subsidiary of Japan Tobacco Inc., referred to as JTI, in an all-cash transaction of approximately $5 billion and recognized a pre-tax gain of approximately $4.9 billion. The transaction did not include the rights to the NATURAL AMERICAN SPIRIT brand name and associated trademarks in the U.S. market, U.S. duty-free locations and U.S. territories or in U.S. military outlets, all of which were retained by SFNTC. With this transaction completed, the international rights to nearly all of RAI’s operating companies’ cigarette trademarks are now owned by international tobacco companies. For additional information on the transaction, see note 3.

Operating segments

RAI’s reportable operating segments are RJR Tobacco, Santa Fe and American Snuff. The RJR Tobacco segment consists of the primary operations of R. J. Reynolds Tobacco Company. The Santa Fe segment consists of the primary operations of SFNTC. The American Snuff segment consists of the primary operations of American Snuff Co. Included in All Other, among other RAI subsidiaries, are RJR Vapor, Niconovum USA, Inc., Niconovum AB, and until their sale on January 13, 2016, as described above, SFRTI, and various foreign subsidiaries affiliated with SFRTI. The segments were identified based on how RAI’s chief operating decision maker allocates resources and assesses performance. Certain of RAI’s operating subsidiaries have entered into intercompany agreements for products or services with other subsidiaries. As a result, certain activities of an operating subsidiary may be included in a different segment of RAI.

RAI’s operating subsidiaries primarily conduct their business in the United States.

Basis of Presentation

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, referred to as GAAP, requires estimates and assumptions to be made that affect the reported amounts in the consolidated financial statements and accompanying notes. Volatile credit and equity markets, changes to regulatory and legal environments, and consumer spending may affect the uncertainty inherent in such estimates and assumptions. Actual results could materially differ from those estimates. All material intercompany balances have been eliminated.

Certain reclassifications were made to conform prior years’ financial statements to the current presentation. Certain amounts presented in note 13 are rounded in the aggregate and may not sum from the individually presented components. All dollar amounts, other than per share amounts, are presented in millions, except for amounts set forth in note 13 and as otherwise noted.

Business Combination

RAI accounts for business combination transactions in accordance with the Financial Accounting Standards Board, referred to as the FASB, Accounting Standards Codification 805, Business Combinations, referred to as ASC 805. RAI allocates the cost of an acquisition to the assets acquired and liabilities assumed based on their

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

fair values as of the acquisition date. Any excess of the purchase price over the estimated fair value of net assets acquired is recorded as goodwill. Determining the fair value of these items requires management’s judgment and may require utilization of independent valuation experts to assist with such valuations. These valuations involve the use of significant estimates and assumptions with respect to the timing and amounts of future cash flows, discount rates, market prices, and asset lives, among other items. The judgments made in the determination of the estimated fair value of the assets acquired and the liabilities assumed as well as the estimated useful life of each asset and the duration of each liability can materially impact the financial statements in periods after the acquisition, such as depreciation, amortization, or in certain situations, impairment charges.

The fair value of acquired intangible assets measured on a nonrecurring basis, was determined based on inputs that are unobservable and significant to the overall fair value measurement. As such, acquired intangible assets are classified as Level 3. RAI engaged the services of a third party valuation expert to assist in determining the fair value of acquired trademarks and customer lists. The acquired trademarks and customer lists were valued utilizing the income approach and were based on a discounted cash flow valuation model. This approach utilized unobservable factors, such as royalty rate, projected revenues and a discount rate, applied to the estimated cash flows. The determination of the discount rate was based on a cost of equity model, using a risk-free rate, adjusted by a stock beta-adjusted risk premium and size premium.

The fair value of acquired long-term debt was determined based on significant inputs that are observable either directly or indirectly, and are quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active. As such, acquired long-term debt is classified as Level 2. RAI engaged the services of a financial institution in determining the fair value of acquired long-term debt. The acquired long-term debt was valued utilizing market quotes, credit spreads and discounted cash flows, as appropriate. RAI performed its own independent valuation to assess the reasonableness of that calculated by the financial institution.

As a market participant, RAI determined the fair value of inventories and property, plant and equipment utilizing internal resources and external experts. The fair value of finished goods inventories was determined using selling price less estimated costs to dispose. The fair value of other inventories, primarily leaf tobacco acquired, was based on recent costs for similar inventory purchased by RAI and its subsidiaries or historical cost as appropriate. To fair value property, plant and equipment, which consisted primarily of machinery used in the manufacture of cigarettes, RAI utilized internal engineering resources and external vendor experts familiar with pricing for similar machinery on the secondary market. The fair value of long-term retirement benefits represents the funded status of the employee benefit plans assumed by RAI in the Lorillard Merger. RAI engaged its actuaries to determine the fair value of the projected benefit obligations at the date of the Lorillard Merger utilizing management’s assumptions and estimates relative to the benefit plans acquired. For the fair value of benefit plan assets, an independent valuation expert was engaged, in addition to internal treasury resources, to project the fair value of the benefit plan assets at the Lorillard Merger date.

For further information related to accounting for the Lorillard Merger and Divestiture, see note 2.

Cash and Cash Equivalents

Cash balances are recorded net of book overdrafts when a bank right-of-offset exists. All other book overdrafts are recorded in accounts payable. Cash equivalents may include money market funds, commercial paper and time deposits in major institutions to minimize investment risk. As short-term, highly liquid investments readily convertible to known amounts of cash, with remaining maturities of three months or less at the time of purchase, cash equivalents have carrying values that approximate fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Fair Value Measurement

RAI determines the fair value of assets and liabilities using a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity, and the reporting entity’s own assumptions about market participant assumptions based on the best information available in the circumstances.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price.

The levels of the fair value hierarchy are:

Level 1: inputs are quoted prices, unadjusted, in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. A Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: inputs are unobservable and reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

RAI sponsors a number of non-contributory defined benefit pension plans covering certain employees of RAI and its subsidiaries, and holds investments in plan assets to support these obligations. For additional information regarding the fair value of these plan assets, see note 16.

Inventories

Inventories are stated at the lower of cost or market. The cost of RJR Tobacco’s leaf tobacco inventories is determined principally under the last-in, first-out, or LIFO, method and is calculated at the end of each year. The cost of work in process and finished goods includes materials, direct labor, variable costs and overhead and full absorption of fixed manufacturing overhead. Stocks of tobacco, which have an operating cycle that exceeds 12 months due to aging requirements, are classified as current assets, consistent with recognized industry practice. The remaining inventories not valued under LIFO are valued under the first-in, first-out method.

Long-lived Assets

Long-lived assets, such as property, plant and equipment, trademarks and other intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable.

Impairment of the carrying value of long-lived assets would be indicated if the best estimate of future undiscounted cash flows expected to be generated by the asset grouping is less than its carrying value. If an impairment is indicated, any loss is measured as the difference between estimated fair value and carrying value and is recognized in operating income.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Useful lives range from 20 to 50 years for buildings and improvements, and from 3 to 30 years for machinery and equipment. The cost and related accumulated depreciation of assets sold or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

retired are removed from the accounts and the gain or loss on disposition is recognized in operating income. Depreciation expense was $100 million, $104 million and $95 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Software Costs

Computer software and software development costs incurred in connection with developing or obtaining computer software for internal use that has an extended useful life are capitalized. These costs are amortized over their estimated useful life, which is typically five years or less. The following is a summary of balances and expenses for software costs as of and for the years ended December 31:

Balances:

	2016	2015
Unamortized software costs balance	$49	$37
Software costs — capitalized or included in construction-in-process	27	13

Expenses:

	2016	2015	2014
Software amortization expense	$14	$17	$15

Intangible Assets

Intangible assets include goodwill, trademarks and other intangible assets and are capitalized when acquired. The determination of fair value involves considerable estimates and judgment. In particular, the fair value of a reporting unit involves, among other things, developing forecasts of future cash flows, determining an appropriate discount rate, and when goodwill impairment is implied, determining the fair value of individual assets and liabilities, including unrecorded intangibles. Although RAI believes it has based its impairment testing of its intangible assets on reasonable estimates and assumptions, the use of different estimates and assumptions could result in materially different results. If the current legal and regulatory environment, business or competitive climate worsens, or RAI’s operating companies’ strategic initiatives adversely affect their financial performance, the fair value of goodwill, trademarks and other intangible assets could be impaired in future periods. Goodwill, trademarks and other intangible assets with indefinite lives are not amortized, but are tested for impairment annually, in the fourth quarter, and more frequently if events and circumstances indicate that the asset might be impaired.

Finite lived trademarks and acquired customer lists are amortized using the straight-line method over their remaining useful lives, of 2 to 19 years, consistent with the pattern of economic benefits estimated to be received.

Revenue Recognition

Revenue from product sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, and collectability is reasonably assured. These criteria are generally met when title and risk of loss pass to the customer. Payments received in advance of shipments are deferred and recorded in other accrued liabilities until shipment occurs. Certain sales of leaf to a related party, considered as bill-and-hold for accounting purposes, are recorded as deferred revenue when all of the above revenue recognition criteria are met except delivery, postponed at the customer’s request. Revenue is subsequently recognized upon delivery. The revenues recorded are presented net of excise tax collected on behalf of government authorities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Shipping and handling costs are classified as cost of products sold. Net sales include certain sales incentives, including retail discounting, promotional allowances and coupons.

Cost of Products Sold

RJR Tobacco (itself, and as successor by merger to Lorillard Tobacco) and SFNTC are participants in the Master Settlement Agreement, referred to as the MSA, and RJR Tobacco (itself, and as successor by merger to Lorillard Tobacco) is a participant in the other state settlement agreements with the States of Mississippi, Florida, Texas and Minnesota, which together with the MSA are collectively referred to as the State Settlement Agreements. RJR Tobacco’s and SFNTC’s obligations and the related expense charges under these agreements are subject to adjustments based upon, among other things, the volume of cigarettes sold by the operating subsidiaries, their relative market share, and their operating profit and inflation. Since relative market share is based on cigarette shipments, the best estimate of the allocation of charges to RJR Tobacco and SFNTC under these agreements is recorded in cost of products sold as the products are shipped. Included in these adjustments is the MSA non-participating manufacturer adjustment, referred to as the NPM Adjustment, that potentially reduces the annual payment obligation of RJR Tobacco, SFNTC and other participating manufacturers, referred to as the PMs. Adjustments to these estimates are recorded in the period that the change becomes probable and the amount can be reasonably estimated. American Snuff Co. is not a participant in the State Settlement Agreements.

Cost of products sold includes, among other expenses, the expenses for the State Settlement Agreements; the user fees charged by the U.S. Food and Drug Administration, referred to as the FDA; and the federal tobacco quota buyout that expired in 2014. These expenses were as follows for the years ended December 31:

	2016	2015	2014
State Settlement Agreements	$2,727	$2,403	$1,917
FDA user fees	194	174	135
Federal tobacco quota buyout	—	—	163

In 2012, RJR Tobacco, Lorillard Tobacco, SFNTC and certain other participating manufacturers, referred to as the PMs, entered into a term sheet, referred to as the Term Sheet, with 17 states, the District of Columbia and Puerto Rico to settle certain claims related to the NPM Adjustment. The Term Sheet resolved claims related to volume years from 2003 through 2012 and puts in place a revised method to determine future adjustments from 2013 forward. Subsequently, five additional states joined the Term Sheet, including two states that were found to not have diligently enforced their qualifying statutes in 2003. The parties to the Term Sheet represent an allocable share of 49.87%.

In June 2014, two additional states agreed to settle the NPM Adjustment disputes on similar terms as set forth in the Term Sheet, except for certain provisions related to the determination of credits to be received by the PMs. RJR Tobacco and SFNTC, collectively, will receive credits, currently estimated to total approximately $170 million, with respect to their NPM Adjustment claims from 2003 through 2012. The credits related to these two states will be applied against annual payments under the MSA over a five-year period effectively beginning with the April 2014 MSA payment. As a result, expenses for the MSA were reduced by $34 million for the year ended December 31, 2014. As a result of the Lorillard Tobacco Merger, RJR Tobacco will receive approximately $5 million of additional credits, attributable to Lorillard Tobacco, which will be applied against annual MSA payments through 2018.

As a result of meeting the performance requirements associated with the Term Sheet, RJR Tobacco and Santa Fe, collectively, recognized additional credits of $295 million, $282 million and $311 million for the years ended December 31, 2016, 2015 and 2014, respectively. Credits recognized in the years ended December 31, 2016 and 2015, include the benefit of the additional credits received as a result of the Lorillard Tobacco Merger. RJR Tobacco expects to recognize additional credits through 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

In September 2013, the Arbitration Panel ruled six states had not diligently enforced their qualifying statutes in 2003 related to the NPM Adjustment. Two of the six states subsequently joined the Term Sheet in 2014. In 2015, three of the states dropped their challenge of the finding of non-diligence and in 2016, the remaining state dropped its challenge. As such, a portion of the potential recovery from those states was certain and estimable, and RJR Tobacco recognized $6 million and $93 million as a reduction of cost of products sold for the years ended December 31, 2016 and 2015, respectively. A final issue regarding the judgment reduction method adopted by the Arbitration Panel was being contested in these four states. In 2016, the U.S. Supreme Court denied RJR Tobacco’s petition for writ of certiorari against two states, thus eliminating RJR Tobacco’s remaining recovery from these states. The final outcome in the remaining two states is uncertain.

In October 2015, RJR Tobacco, SFNTC and certain other PMs entered into a settlement agreement, referred to as the NY Settlement Agreement, with the State of New York to settle certain claims related to the NPM Adjustment. The NY Settlement Agreement resolves NPM Adjustment claims related to payment years from 2004 through 2014, providing RJR Tobacco and SFNTC, collectively, with credits, of approximately $290 million, plus interest, subject to meeting various performance obligations. These credits will be applied against annual payments under the MSA over a four-year period, which commenced with the April 2016 MSA payment. RJR Tobacco and Santa Fe, collectively, recognized credits of $95 million and $15 million as a reduction to costs of products sold for the years ended December 31, 2016 and 2015, respectively. In addition, the NY Settlement Agreement put in place a new method to determine future adjustments from 2015 forward as to New York.

For additional information related to the NPM Adjustment settlement, see “— Litigation Affecting the Cigarette Industry — State Settlement Agreements — Enforcement and Validity; Adjustments” in note 13.

Advertising

Advertising costs, which are expensed as incurred, were $80 million, $140 million and $140 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Research and Development

Research and development costs, which are expensed as incurred, were $101 million, $107 million and $88 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Interest and penalties related to uncertain tax positions are accounted for as tax expense. Federal income taxes for RAI and its subsidiaries are calculated on a consolidated basis. State income taxes for RAI and its subsidiaries are primarily calculated on a separate return basis.

RAI accounts for uncertain tax positions which require that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (a likelihood of more than 50%) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Stock-Based Compensation

Stock-based compensation expense is recognized for all forms of share-based payment awards, including shares issued to employees under restricted stock units.

Litigation

RAI discloses information concerning litigation for which an unfavorable outcome is more than remote. RAI and its subsidiaries record their legal expenses and other litigation costs and related administrative costs as selling, general and administrative expenses as these costs are incurred. RAI and its subsidiaries will record any loss related to litigation at such time as an unfavorable outcome becomes probable and the amount can be reasonably estimated on an individual case-by-case basis. When the reasonable estimate is a range, the recorded loss will be the best estimate within the range. If no amount in the range is a better estimate than any other amount, the minimum amount of the range will be recorded. For additional information related to litigation, see note 13.

Pension and Postretirement

Pension and postretirement benefits require balance sheet recognition of the net asset or liability for the overfunded or underfunded status of defined benefit pension and postretirement benefit plans, on a plan-by-plan basis, and recognition of changes in the funded status in the year in which the changes occur.

Actuarial (gains) losses are changes in the amount of either the benefit obligation or the fair value of plan assets resulting from experience different from that assumed or from changes in assumptions. Differences between actual results and actuarial assumptions are accumulated and recognized as a mark-to-market adjustment, referred to as an MTM adjustment, to the extent such accumulated net (gains) losses exceed 10% of the greater of the fair value of plan assets or benefit obligations, referred to as the corridor. Net (gains) losses outside the corridor are generally recognized annually as of December 31, or when a plan is remeasured during an interim period.

Prior service costs (credits) of pension benefits, which are changes in benefit obligations due to plan amendments, are amortized on a straight-line basis over the average remaining service period for active employees, or average remaining life expectancies for inactive employees if most of the plan obligations are due to inactive employees. Prior service costs (credits) of postretirement benefits, which are changes in benefit obligations due to plan amendments, are amortized on a straight-line basis over the expected service period to full eligibility age for active employees, or average remaining life expectancies for inactive employees if most of the plan obligations are due to inactive employees.

Recently Adopted Accounting Pronouncements

In April 2015, the FASB issued an Accounting Standards Update, referred to as ASU, 2015-03, Simplifying the Presentation of Debt Issuance Costs. The amended guidance requires debt issuance costs to be presented as a direct reduction of the debt liability with which it is associated similar to the way debt discounts are presented. The amended guidance did not change the requirement to amortize the costs as interest expense over the life of the associated debt. At RAI’s election, and as permitted in ASU 2015-15, Interest—Imputation of Interest (Subtopic 835-30), the unamortized debt issuance costs associated with its credit facility are included in other assets and deferred charges in the balance sheets. The guidance, which required retrospective application, was effective for RAI for interim and annual reporting periods, beginning January 1, 2016, and resulted in a $68 million and $92 million reclassification of debt issuance costs for the years ended December 31, 2016 and 2015, respectively. The adoption of the amended guidance did not have an impact on RAI’s results of operations or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

In April 2015, the FASB issued ASU 2015-05, Internal Use Software, for determining if an arrangement for cloud services includes a license of software. This new guidance does not change the accounting standard for cloud service providers, but does base the criteria for determining if a license of software is part of the arrangement based on the existing guidance. If a license of software is present in the arrangement, the fee associated with the license portion will be capitalized when the criteria for capitalization of internal-use software are met. This guidance was effective for interim and annual periods beginning January 1, 2016. As permitted, RAI adopted the guidance on a prospective basis and, accordingly, its adoption did not have a material impact on RAI’s results of operations, cash flows or financial position.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement — Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), eliminating the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value per share (or its equivalent) using the practical expedient in the FASB’s fair value measurement guidance. The amended guidance, which requires retrospective application, is effective for financial statements issued for the fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. As permitted, RAI adopted this amended guidance as of January 1, 2016, with retrospective application to the fair value hierarchy as of December 31, 2015. As of December 31, 2016, the reduction of Level 2 and Level 3 investments was $785 and $670 million, respectively. The retrospective application resulted in the removal of certain investments classified as Level 2 and Level 3 from the fair value hierarchy, resulting in a reduction of Level 2 and Level 3 investments of $819 million and $679 million, respectively, as of December 31, 2015. The adoption of the amended guidance did not have an impact on RAI’s results of operations, cash flows or financial position. For additional information, see note 16.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, requiring that all deferred income tax balances in the consolidated balance sheets be classified as non-current. The amended guidance is effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. As permitted, RAI adopted the amended guidance as of December 31, 2016, with retrospective application to the consolidated balance sheet as of December 31, 2015. The retrospective application resulted in a reclassification of deferred income taxes, net in current assets to deferred income taxes, net in long-term liabilities of approximately $900 million and $1 billion for the years ended December 31, 2016 and 2015, respectively. The adoption of the amended guidance did not have an impact on RAI’s results of operations or cash flows.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which replaces most existing GAAP revenue recognition guidance. The effective date for adoption of this guidance was subsequently deferred to interim and annual reporting periods beginning after December 15, 2017. In 2016, the FASB issued supplemental implementation guidance related to ASU 2014-09, including:

•	ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which is intended to provide further clarification on the application of the principal versus agent implementation;

•	ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing, which is intended to clarify the guidance for identifying promised goods or services in a contract with a customer;

•	ASU 2016-11, Revenue Recognition (Topic 605) and Derivative and Hedging (Topic 815) – Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

•	ASU 2016-12, Revenue Recognition from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, which amends certain aspects of ASU 2014-09 to address certain implementation issues; and

•	ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which includes thirteen technical corrections and improvements affecting narrow aspects of the guidance issued in ASU 2014-09.

During 2016, RAI substantially completed its assessment of ASU 2014-09 to identify any potential changes in the amount and timing of revenue recognition for its current contracts and the expected impact on its business processes, systems and controls. Based on this assessment, RAI does not expect the adoption of ASU 2014-09 to have a material impact on RAI’s results of operations, cash flows and financial position. The new guidance may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (modified retrospective method). RAI is continuing to evaluate the impact of ASU 2014-09 primarily to determine the transition method to utilize at adoption and the additional disclosures required. The new guidance will be adopted effective January 1, 2018.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities, which supersedes existing guidance to classify equity securities with readily determinable fair values into different categories and requires equity securities to be measured at fair value with changes in the fair value recognized through net income. An entity’s equity investments that are accounted for under the equity method of accounting or result in consolidation of an investee are not included within the scope of this amended guidance. The amendments allow equity investments that do not have readily determinable fair values to be remeasured at fair value either upon the occurrence of an observable price change or upon identification of impairment. The amended guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. As permitted, RAI adopted the amended guidance as of January 1, 2017, and it is not expected to have a material impact on RAI’s results of operations, cash flows and financial position.

In February 2016, the FASB issued ASU 2016-02, Leases, requiring lessees to recognize lease assets and lease liabilities in the balance sheet and disclose key information about leasing arrangements, such as information about variable lease payments and options to renew and terminate leases. The amended guidance will require both operating and finance leases to be recognized in the balance sheet. Additionally, the amended guidance aligns lessor accounting to comparable guidance in Accounting Standard Codification Topic 606, Revenue from Contracts with Customers. The amended guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. RAI expects to adopt the amended guidance in ASU 2016-02 effective January 1, 2019, and is currently early in its assessment of the impact of this new standard. However, if at adoption RAI has similar obligations for leases as it had at December 31, 2016, RAI believes this guidance will not have a material impact on its results of operations, cash flows and financial position. RAI expects to substantially complete its assessment of the new standard during 2017.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee share-based payment transactions, including accounting for income tax, forfeitures, statutory tax withholding requirements, classifications of awards as either equity or liabilities, and classification of taxes in the statement of cash flows. The amended guidance also requires an entity to record excess tax benefits and deficiencies in the income statement rather than as a change to paid-in capital. The amended guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. RAI adopted this amended guidance effective January 1, 2017, and determined that it will not have a material impact to RAI’s results of operations, cash flows and financial position. If adoption of this amended guidance occurred in 2016, the primary impact to RAI’s results of operations would have been a reduction in the provision for income taxes of $28 million, $17 million

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

and $12 million, for the years ended December 31, 2016, 2015 and 2014, respectively. Early adoption would have also resulted in a reclassification of cash from financing activities to cash from operations on the statement of cash flows for the same amounts. The impact of the new guidance will be applied prospectively.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses, which replaces the current incurred loss impairment methodology for recognizing credit losses for financial instruments with a methodology that reflects expected credit losses and requires consideration for a broader range of reasonable and supportable information for estimating credit losses. The amended guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018. RAI has not yet determined if it will adopt this amended guidance earlier than the effective date and has not initiated its assessment of the impact that this guidance will have on its results of operations, cash flows and financial position.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, addressing eight specific cash flow issues in an effort to reduce diversity in practice. The amended guidance is effective for fiscal years beginning after December 31, 2017, and for interim periods within those years. RAI will adopt this amended guidance effective January 1, 2018. The amended guidance will not have a material impact on RAI’s statements of cash flows.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows — Restricted Cash, addressing the diversity in practice that exists regarding the classification and the presentation of changes in restricted cash on the statement of cash flows. The amended guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, restricted cash and restricted cash equivalents. The amended guidance does not provide a definition of restricted cash or restricted cash equivalents. The amended guidance is effective for fiscal years beginning after December 15, 2017, and for interim periods within those years. RAI will adopt this amended guidance effective January 1, 2018. The amended guidance will not have a material impact on RAI’s statements of cash flows.

Note 2 — Lorillard Merger, Divestiture and BAT Share Purchase

Lorillard Merger

On June 12, 2015, the Lorillard Merger was completed, with Lorillard surviving as a wholly owned subsidiary of RAI. Each outstanding share of Lorillard common stock was converted into the right to receive (1) 0.2909 of a share of RAI common stock, prior to giving effect to RAI’s 2015 two-for-one stock split, referred to as the stock split, plus (2) $50.50 in cash (the foregoing collectively referred to as the Lorillard Merger Consideration). RAI issued 104,706,847 shares of RAI common stock at a price of $72.15 per share, prior to giving effect to the stock split, to Lorillard shareholders in the Lorillard Merger. After giving effect to the stock split, RAI issued 209,413,694 shares of RAI common stock to Lorillard shareholders in the Lorillard Merger.

As a part of the Lorillard Merger, RAI acquired the premium cigarette brand, NEWPORT, which is the top-selling menthol and second largest selling cigarette brand overall in the United States. In addition to NEWPORT, RAI acquired three additional brand families marketed under the KENT, TRUE and OLD GOLD brand names.

In accordance with ASC 805, the Lorillard Merger was accounted for using the acquisition method of accounting with RAI considered the acquirer of Lorillard. RAI recorded assets acquired, including identifiable intangible assets, and liabilities assumed, from Lorillard at their respective fair values at the date of completion of the Lorillard Merger. The excess of the purchase price over the net fair value of such assets and liabilities was recorded as goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Purchase Price

The purchase price of $25.8 billion consisted of the Lorillard Merger Consideration together with the payment of certain Lorillard equity awards and certain change of control payments as follows:

Fair value of RAI common stock issued	$7,555
Cash paid to Lorillard shareholders at $50.50 per share	18,205
Cash paid for Lorillard stock options and stock appreciation rights	73

Purchase price	$25,833

Allocation of Purchase Price

The purchase price as allocated to the assets acquired and liabilities assumed in the Lorillard Merger is set forth below:

Final Allocation
Assets
Cash and cash equivalents	$1,058
Short-term investments	347
Accounts and other receivables	47
Inventories	576
Income taxes receivable	135
Other current assets	1,673
Property, plant and equipment	82
Trademarks and other intangible assets	27,443
Goodwill	9,853
Other assets and deferred charges	207

Liabilities
Tobacco settlement accruals	755
Other current liabilities	602
Long-term debt (less current maturities)	3,895
Deferred income taxes, net	9,998
Long-term retirement benefits (less current portion)	274
Other noncurrent liabilities	64

Allocation of purchase price	$25,833

The allocation of the purchase price reflected in the accompanying financial statements was based upon estimates and assumptions. The $9,853 million allocated to goodwill, which was primarily attributable to the establishment of deferred tax liabilities associated with the trademarks acquired and the expected synergies from future growth, was allocated to the RJR Tobacco segment, and is non-deductible for tax purposes.

The results of operations of the acquired Lorillard brands are included in RAI’s consolidated statements of income from the date of acquisition and include $2.7 billion of total net sales for the year ended December 31, 2015, and are included in the RJR Tobacco segment’s financial results. RAI does not maintain discrete financial information on a brand basis in order to determine the impact to net income for the periods presented. In addition, as a result of the acquisition, $9 billion of debt was issued and approximately $3.9 billion of Lorillard Tobacco debt, at fair value, was assumed. The interest expense related to the acquisition was approximately $282 million for the year ended December 31, 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Divestiture

On June 12, 2015, the Divestiture was completed, and ITG acquired the cigarette brands WINSTON, KOOL and SALEM, previously owned by RAI subsidiaries and included in the RJR Tobacco segment, as well as the cigarette brand MAVERICK and the “e-vapor” brand blu (including SKYCIG), previously owned by Lorillard subsidiaries, and other assets and certain liabilities, including inventory, fixed assets and employee benefit plans, for an aggregate purchase price of approximately $7.1 billion. A summary of the pre-tax gain is as follows:

Purchase price	$7,056
Net assets and liabilities divested	(2,026)
Goodwill associated with divested RJR Tobacco brands	(1,849)

Gain on divestiture	$3,181

BAT Share Purchase and Other

In connection with the Lorillard Merger and Divestiture, on July 15, 2014, RAI, BAT, and for limited purposes only, B&W, entered into a subscription and support agreement, referred to as the Subscription Agreement, pursuant to which BAT agreed to subscribe for and purchase, directly or indirectly through one or more of its wholly owned subsidiaries, simultaneously with the completion of the Lorillard Merger and at a price of approximately $4.7 billion in the aggregate, shares of RAI common stock such that BAT, directly or indirectly through its affiliates, would maintain its approximately 42% beneficial ownership in RAI (the foregoing purchase is referred to as the BAT Share Purchase).

On June 12, 2015, concurrently with the completion of the Lorillard Merger and Divestiture and pursuant to the Subscription Agreement, BAT indirectly (through a wholly owned subsidiary) purchased 77,680,259 shares of RAI common stock, prior to giving effect to the stock split, for approximately $4.7 billion, which was sufficient for BAT and its subsidiaries collectively to maintain their approximately 42% beneficial ownership in RAI. Upon completion of the transactions on June 12, 2015, BAT and its subsidiaries collectively owned 301,014,278 shares, prior to giving effect to the stock split, or approximately 42%, of RAI’s outstanding common stock. After giving effect to the stock split, BAT indirectly purchased 155,360,518 shares of RAI common stock, and BAT and its subsidiaries collectively owned 602,028,556 shares of RAI common stock.

RAI financed the cash portion of the Lorillard Merger Consideration and related fees and expenses with (1) the net proceeds from a public offering of $9 billion aggregate principal amount of newly issued RAI senior notes, (2) the proceeds from the Divestiture, (3) the proceeds from the BAT Share Purchase and (4) available cash. Transaction related costs of $54 million and $38 million, for the years ended December 31, 2015 and 2014, respectively, were expensed as incurred and included in selling, general and administrative expenses in RAI’s consolidated statements of income.

Note 3 — Sale of International Rights to the NATURAL AMERICAN SPIRIT Brand

On January 13, 2016, RAI, through the Sellers, completed the sale of the international rights to the NATURAL AMERICAN SPIRIT brand name and associated trademarks, along with the international companies that distributed and marketed the brand outside the United States, to JTI Holding in an all-cash transaction of approximately $5 billion and recognized a pre-tax gain of approximately $4.9 billion.

The purchase agreement, dated as of September 28, 2015, between the Sellers and JTI Holding, referred to as the 2015 Purchase Agreement, contains customary representations, warranties and covenants made by the Sellers and JTI Holding, and, for certain provisions, RAI and JTI, and contains indemnification provisions,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

subject to customary limitations, with respect to these and other matters, including potential litigation relating to specified claims. The 2015 Purchase Agreement also contains a guarantee of Sellers’ obligations by RAI, and a guarantee of JTI Holding’s obligations by JTI. Further, in the 2015 Purchase Agreement, RAI has agreed not to, and agreed to cause its controlled affiliates not to, engage in the business of producing, selling, distributing and developing natural, organic and additive-free combustible tobacco cigarettes and roll-your-own or make-your-own tobacco products outside of the United States, and JTI has agreed not to, and agreed to cause its controlled affiliates not to, engage in the conduct of such business in the United States, in each case, for five years following the closing of the transaction.

The transaction did not include the rights to the NATURAL AMERICAN SPIRIT brand name and associated trademarks in the U.S. market, U.S. duty-free locations, and U.S. territories or in U.S. military outlets, all of which have been retained by SFNTC. With this transaction completed, the international rights to nearly all of RAI’s operating companies’ cigarette trademarks are now owned by international tobacco companies.

The components of the pre-tax gain, which was recorded during the year ended December 31, 2016, were as follows:

Purchase price	$5,015
Net assets and liabilities divested	(154)

Gain on divestiture	$4,861

Note 4 — Fair Value Measurement

Fair Value of Financial Assets

Financial assets carried at fair value as of December 31, were as follows:

	2016				2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Cash equivalents	$2,006	$—	$—	$2,006	$2,454	$—	$—	$2,454
Short-term investments:
Corporate debt securities	—	—	—	—	—	96	—	96
U.S. Government agency obligations	—	—	—	—	—	43	—	43
Commercial paper	—	—	—	—	—	10	—	10
Other assets and deferred charges:
Auction rate securities	—	—	—	—	—	—	79	79
Mortgage-backed security	—	—	—	—	—	—	10	10
Marketable equity security	—	—	—	—	1	—	—	1
Interest rate swaps	—	—	—	—	—	53	—	53

There were no transfers between the levels during the years ended December 31, 2016 and 2015.

As of December 31, 2015, RAI’s short-term investments included corporate debt securities, U.S. Government agency obligations and commercial paper. The fair value of these investments, classified as Level 2, utilized quoted prices for identical assets in less active markets or quoted prices for similar assets in active markets. The fair value of the interest rate swaps, classified as Level 2, utilized a market approach model using the notional amount of the interest rate swaps and observable inputs of time to maturity and market interest rates. All investments classified as short-term investments as of December 31, 2015, were sold or matured and an immaterial loss was recorded during the year ended December 31, 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

As of December 31, 2015, RAI had investments in auction rate securities linked to corporate credit risk, in auction rate securities related to financial insurance companies, and in a mortgage-backed security. The fair value of these investments, each classified as Level 3, was determined with pricing models using inputs that were unobservable and assumptions made by RAI about the assumptions that market participants would use in pricing the assets. In addition, RAI had an investment in a marketable equity security classified as Level 1. During the year ended December 31, 2016, the auction rate securities related to financial insurance companies, the marketable equity security and mortgage-backed security were sold, and an immaterial loss was recognized. The auction rate securities linked to corporate credit risk were called by the issuers at their par value of $95 million. No other-than-temporary impairment losses were recognized for the years ended December 31, 2016 and 2015, respectively. Any unrealized gains and losses, net of tax, related to investments held at December 31, 2015, were included in accumulated other comprehensive loss in RAI’s consolidated balance sheet as of December 31, 2015.

Interest Rate Management

From time to time, RAI and RJR have used interest rate swaps to manage interest rate risk on a portion of their respective debt obligations.

As part of the Lorillard Tobacco Merger, RJR Tobacco assumed fixed to floating interest rate swap agreements that Lorillard Tobacco designated as fair value hedges of its 8.125% notes due in 2019. Under the swap agreements, RJR Tobacco received interest based on a fixed rate of 8.125% and paid interest based on a floating one-month LIBOR rate plus a spread of 4.625%. The net settlement reduced interest expense by approximately $3 million and $13 million for the years ended December 31, 2016 and 2015 respectively. During 2016, RJR Tobacco terminated these interest rate swap agreements and received $66 million in cash. The remaining fair value adjustment of $7 million for the notes designated as the hedging instrument is being amortized as a reduction of interest expense over the expected remaining life of the notes. As of December 31, 2016, RAI, RJR and RJR Tobacco had no outstanding interest rate swaps. See notes 2 and 12 for additional information related to interest rate swap agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Note 5 — Intangible Assets

The changes in the carrying amounts of goodwill by segment were as follows:

	RJR Tobacco	Santa Fe	American Snuff	All Other	Consolidated
Balance as of December 31, 2014
Goodwill	$9,065	$197	$2,501	$44	$11,807
Less: accumulated impairment charges	(3,763)	—	(28)	—	(3,791)

Net goodwill balance as of December 31, 2014	5,302	197	2,473	44	8,016
2015 Activity
Lorillard Merger goodwill	9,853	—	—	—	9,853
Divestiture goodwill	(1,849)	—	—	—	(1,849)
Reclassified to assets held for sale (1)	—	—	—	(27)	(27)

Balance as of December 31, 2015
Goodwill	17,069	197	2,501	17	19,784
Less: accumulated impairment charges	(3,763)	—	(28)	—	(3,791)

Net goodwill balance as of December 31, 2015	13,306	197	2,473	17	15,993
2016 Activity
Foreign currency translation	—	—	—	(1)	(1)
Balance as of December 31, 2016
Goodwill	17,069	197	2,501	16	19,783
Less: accumulated impairment charges	(3,763)	—	(28)	—	(3,791)

Net goodwill balance as of December 31, 2016	$13,306	$197	$2,473	$16	$15,992

(1)	Related to the sale of international rights to the NATURAL AMERICAN SPIRIT brand. See note 3.

The changes in the carrying amounts of indefinite-lived intangible assets by segment not subject to amortization were as follows:

	RJR Tobacco		Santa Fe	American Snuff	All Other	Consolidated
	Trademarks	Other	Trademarks	Trademarks	Other	Trademarks	Other
Balance as of December 31, 2014	$977	$99	$155	$1,136	$4	$2,268	$103
Trademarks acquired in Lorillard Merger	27,193	—	—	—	—	27,193	—
Trademarks divested	(344)	—	—	—	—	(344)	—
Other intangibles divested	—	(12)	—	—	—	—	(12)
Reclassified to assets held for sale (1)	—	—	(19)	—	(4)	(19)	(4)

Balance as of December 31, 2015	27,826	87	136	1,136	—	29,098	87

Balance as of December 31, 2016	$27,826	$87	$136	$1,136	$—	$29,098	$87

(1)	Related to the sale of international rights to the NATURAL AMERICAN SPIRIT brand. See note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

The changes in the carrying amounts of finite-lived intangible assets by segment subject to amortization were as follows:

	RJR Tobacco		American Snuff	All Other	Consolidated
	Trademarks	Other	Trademarks	Other	Trademarks	Other
Balance as of December 31, 2013	$18	$20	$8	$—	$26	$20
Amortization	(6)	(4)	(1)	—	(7)	(4)
Acquisition	—	15	—	—	—	15

Balance as of December 31, 2014	12	31	7	—	19	31
Trademarks acquired in Lorillard Merger	10	—	—	—	10	—
Customer lists acquired in Lorillard Merger	—	240	—	—	—	240
Amortization	(5)	(12)	(1)	—	(6)	(12)

Balance as of December 31, 2015	17	259	6	—	23	259
Intercompany transfer	—	(13)	—	13	—	—
Amortization	(5)	(17)	(1)	—	(6)	(17)

Balance as of December 31, 2016	$12	$229	$5	$13	$17	$242

Details of finite-lived intangible assets were as follows:

	December 31, 2016			December 31, 2015
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Customer lists	$240	$(19)	$221	$240	$(7)	$233
Contract manufacturing agreement	151	(143)	8	151	(139)	12
Trademarks	124	(107)	17	124	(101)	23
Other intangibles	15	(2)	13	15	(1)	14

	$530	$(271)	$259	$530	$(248)	$282

The remaining amortization expense associated with finite-lived intangible assets is expected to be as follows:

Year	Amount
2017	$23
2018	22
2019	16
2020	15
2021	14
Thereafter	169

$259

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

The impairment testing of trademarks in the fourth quarters of 2016, 2015 and 2014 assumed a rate of decline in projected net sales of certain brands, comparable with that assumed in RAI’s strategic plan. The fair value of trademarks used in impairment testing was determined by an income approach using a discounted cash flow valuation model under a relief from royalty methodology. The relief-from-royalty model includes the estimates of the royalty rate that a market participant might assume, projected revenues and judgment regarding the discount rate applied to those estimated cash flows, with that discount rate being 10.0% during 2016, 2015 and 2014. The determination of the discount rate was based on a cost of equity model, using a risk-free rate, adjusted by a stock beta-adjusted risk premium and a size premium. As a result of these analyses, an impairment charge is recognized if the carrying value of a trademark exceeds its estimated fair value. No impairment charges were indicated for 2016, 2015 or 2014.

For the annual impairment testing of the goodwill of RAI’s reporting units, each reporting unit’s estimated fair value was compared with its carrying value. A reporting unit is an operating segment or one level below an operating segment. The determination of estimated fair value of each reporting unit was calculated primarily utilizing an income approach model, based on the present value of the estimated future cash flows of the reporting unit assuming a discount rate during each of 2016, 2015 and 2014 of 9.75% for each of RJR Tobacco and American Snuff and 10.25% for Santa Fe. The determination of the discount rate was based on a weighted average cost of capital. Additionally, the aggregate estimated fair value of the reporting units, determined with the use of the income approach model, was compared with RAI’s market capitalization. The estimated fair value of each reporting unit was substantially greater than its respective carrying value.

Note 6 — Asset Impairment and Exit Charges

In 2015, RAI announced that certain of its operating companies consolidated manufacturing operations for the VUSE Digital Vapor Cigarette. In addition to in-house production at RJR Tobacco’s manufacturing facility, certain production of VUSE Solo cartridges was previously performed for RJR Vapor at a contractor’s facility in Kansas. Since the fourth quarter of 2015, all production of VUSE Solo cartridges is performed at RJR Tobacco’s facility, pursuant to a services agreement between RJR Tobacco and RJR Vapor. As a result of this consolidation, pre-tax asset impairment and exit charges of $99 million, consisting primarily of equipment, were recorded in the consolidated statements of income for the year ended December 31, 2015, and were allocated to All Other.

Note 7 — Income Per Share

The components of the calculation of income per share were as follows:

	For the Years Ended December 31,
	2016	2015	2014
Income from continuing operations	$6,073	$3,253	$1,445
Income from discontinued operations	—	—	25

Net income	$6,073	$3,253	$1,470

Basic weighted average shares, in thousands	1,426,987	1,264,182	1,066,320
Effect of dilutive potential shares:
Restricted stock units	2,946	3,533	3,620

Diluted weighted average shares, in thousands	1,429,933	1,267,715	1,069,940

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Note 8 — Inventories

The major components of inventories at December 31 were as follows:

	2016	2015
Leaf tobacco	$1,436	$1,495
Other raw materials	77	110
Work in process	81	88
Finished products	165	173
Other	25	22

Total	1,784	1,888
LIFO allowance	(139)	(154)

	$1,645	$1,734

Inventories valued under the LIFO method were $791 million and $922 million at December 31, 2016 and 2015, respectively, net of the LIFO allowance. The LIFO allowance reflects the excess of the current cost of LIFO inventories at December 31, 2016 and 2015, over the amount at which these inventories were carried on the consolidated balance sheets. RAI recognized income of $15 million, $50 million and $2 million from LIFO inventory changes during 2016, 2015, and 2014, respectively.

Note 9 — Other Current Liabilities

Other current liabilities at December 31 included the following:

	2016	2015
Payroll and employee benefits	$268	$210
Pension and postretirement benefits	89	91
Marketing and advertising	155	213
Excise, franchise and property tax	172	217
Other	352	503

	$1,036	$1,234

Note 10 — Income Taxes

The components of the provision for income taxes from continuing operations for the years ended December 31 were as follows:

	2016	2015	2014
Current:
Federal	$2,794	$3,313	$809
State and other	437	477	188

	3,231	3,790	997

Deferred:
Federal	350	(597)	(151)
State and other	37	(62)	(29)

	387	(659)	(180)

	$3,618	$3,131	$817

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Significant components of deferred tax assets and liabilities for the years ended December 31 included the following:

	2016	2015
Deferred tax assets:
Pension and postretirement liabilities	$759	$916
Tobacco settlement accruals	955	1,088
Other accrued liabilities	169	175
Other noncurrent liabilities	210	283

Subtotal	2,093	2,462
Less: valuation allowance	—	(8)

	2,093	2,454

Deferred tax liabilities:
LIFO inventories	(257)	(266)
Property and equipment	(290)	(259)
Trademarks and other intangibles	(10,972)	(11,002)
Other	(181)	(131)

	(11,700)	(11,658)

Net deferred tax asset (liability)	$(9,607)	$(9,204)

RAI had no federal capital loss carryforwards at December 31, 2016 and 2015, respectively.

As of December 31, 2016, no valuation allowance was established on deferred tax assets as RAI believes it is more likely than not that the deferred tax assets will be realized through the generation of future taxable income. At December 31, 2015, RAI had recorded a valuation allowance of $8 million to fully offset the deferred tax assets attributable to its Puerto Rico subsidiaries. In 2016, reorganization of the Puerto Rico business in connection with the Lorillard Merger and Divestiture resulted in the $8 million valuation allowance being reversed.

Pre-tax income for domestic and foreign continuing operations for the years ended December 31 consisted of the following:

	2016	2015	2014
Domestic (includes U.S. exports)	$9,610	$6,342	$2,235
Foreign	81	42	27

	$9,691	$6,384	$2,262

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

The differences between the provision for income taxes from continuing operations and income taxes computed at statutory U.S. federal income tax rates for the years ended December 31 were as follows:

	2016	2015	2014
Income taxes computed at the statutory U.S. federal income tax rate	$3,392	$2,233	$792
State and local income taxes, net of federal tax benefits	306	235	107
Domestic manufacturing deduction	(114)	(104)	(80)
Nondeductible goodwill	9	761	—
Other items, net	25	6	(2)

Provision for income taxes from continuing operations	$3,618	$3,131	$817

Effective tax rate	37.3%	49.0%	36.1%

The effective tax rate for 2016 was impacted by the sale of the international rights to the NATURAL AMERICAN SPIRIT brand name and associated trademarks, along with the international companies that distributed and marketed the brand outside the United States. The effective tax rate for 2015 was unfavorably impacted by an increase in tax attributable to nondeductible acquisition costs, nondeductible goodwill in the amount of $1,849 million associated with the Divestiture and an increase in uncertain tax positions, offset by a decrease in tax attributable to the release of a valuation allowance in the amount of $37 million and a reduction in state income taxes. The effective tax rate for 2014 was favorably impacted by a decrease in uncertain tax positions related to a federal audit settlement and an increase in the domestic manufacturing deduction, partially offset by an increase in tax attributable to nondeductible acquisition costs. The effective tax rate for each period differed from the federal statutory rate of 35% due to the domestic manufacturing deduction, state income taxes and certain nondeductible items.

The audit of the 2010 and 2011 tax years by the Internal Revenue Service was closed in 2014. A tax benefit of $25 million attributable to a decrease in uncertain tax positions was recorded in discontinued operations.

On December 19, 2014, the Tax Increase Prevention Act of 2014, referred to as the TIPA, was signed into law. The TIPA retroactively reinstated and extended the Federal Research and Development Tax Credit from January 1, 2014 to December 31, 2014. The impact of the TIPA did not significantly impact RAI’s annual effective income tax rate in 2014.

On December 18, 2015, the Protecting Americans from Tax Hikes (PATH) Act, was signed into law. The PATH Act extends the research credit permanently, retroactive to January 1, 2015. The PATH Act did not significantly impact RAI’s annual effective income tax rate in 2015.

At December 31, 2016, there were $393 million of accumulated and undistributed foreign earnings. Of this amount, RAI has invested $15 million and has plans to invest an additional $52 million overseas. RAI has recorded either current or deferred income taxes related to the $326 million of accumulated foreign earnings in excess of its historical and planned overseas investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

The components of deferred tax benefits included in accumulated other comprehensive loss for the years ended December 31 were as follows:

	2016	2015
Retirement benefits	$215	$209
Long-term investments	—	10
Hedging instruments	—	6
Cumulative translation adjustment and other	25	31

	$240	$256

The accruals for gross unrecognized income tax benefits, including interest and penalties, reflected in other noncurrent liabilities for the years ended December 31 were as follows:

	2016	2015
Unrecognized tax benefits	$118	$97
Accrued interest	13	17
Accrued penalties	7	8

	$138	$122

A reconciliation of the gross unrecognized income tax benefits is as follows:

	2016	2015	2014
Balance at beginning of year	$97	$27	$62
Gross increases related to current period tax positions	30	28	5
Gross increases related to tax positions in prior periods	3	46	—
Gross decreases related to tax positions in prior periods	(3)	(1)	(31)
Gross decreases related to audit settlements	(2)	—	(6)
Gross decreases related to lapse of applicable statute of limitations	(7)	(3)	(3)

Balance at end of year	$118	$97	$27

At December 31, 2016, $92 million of unrecognized income tax benefits including interest and penalties, if recognized, would decrease RAI’s effective tax rate.

For the year ended December 31, 2016, the gross increases in unrecognized income tax benefits related to tax positions in the current period are primarily attributable to the sale of the international rights to the NATURAL AMERICAN SPIRIT brand name and associated trademarks, along with the international companies that distributed and marketed the brand outside the United States.

RAI and its subsidiaries are subject to income taxes in the United States, certain foreign jurisdictions and multiple state jurisdictions. A number of years may elapse before a particular matter, for which RAI has established an accrual, is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction.

RAI and its subsidiaries file income tax returns in the U.S. federal and various state and foreign jurisdictions. The U.S. federal statute of limitations remains open for the year 2013 and forward. State and foreign jurisdictions have statutes of limitations generally ranging from three to five years. Certain of RAI’s state tax returns are currently under examination by various states as part of routine audits conducted in the ordinary course of business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Note 11 — Credit Agreement

Credit Agreement

In December 2014, RAI entered into a credit agreement, referred to as the Credit Agreement, with a syndicate of lenders, providing for a five-year, $2 billion senior unsecured revolving credit facility, which may be increased to $2.35 billion at the discretion of the lenders upon the request of RAI. The Credit Agreement replaced RAI’s four-year, $1.35 billion senior unsecured revolving credit facility dated October 8, 2013.

Subject to certain conditions, RAI is able to use the revolving credit facility under the Credit Agreement for borrowings and issuances of letters of credit at its option, subject to a $300 million sublimit on the aggregate amount of letters of credit. Issuances of letters of credit reduce availability under such revolving credit facility.

The original maturity date of the Credit Agreement was December 18, 2019. Pursuant to the maturity date extension provision of the Credit Agreement, the requisite lenders have agreed on two separate occasions upon RAI’s request, to extend the maturity date of the Credit Agreement by 12 months. Pursuant to the Credit Agreement’s second and sole remaining maturity date extension provision, the lenders agreed, in November 2016 and at RAI’s request, to extend the maturity date of the Credit Agreement by 12 months, to December 18, 2021. In connection with the maturity date extension, RAI and its guarantor subsidiaries entered into a second amendment to the Credit Agreement, dated November 4, 2016, with additional provisions added to address new European economic area regulations that give European bank regulators powers to eliminate, convert to equity or otherwise modify failing European financial institutions’ unsecured liabilities, including loan commitments.

The Credit Agreement contains certain customary restrictive covenants, and two financial covenants — a consolidated leverage ratio covenant and a consolidated interest coverage ratio covenant. The Credit Agreement contains customary events of default, including upon a change in control, as defined therein, which could result in the acceleration of all amounts and cancellation of all commitments outstanding under the Credit Agreement.

The lenders’ obligations under the Credit Agreement to fund borrowings are subject to the accuracy of RAI’s representations and warranties and the absence of any default, provided, however, that the accuracy of RAI’s representation as to the absence of any material adverse effect, as defined in the Credit Agreement, is not a condition to borrowing for the purpose of refinancing any maturing commercial paper.

Under the terms of the Credit Agreement, RAI is required to pay a facility fee per annum of between 0.100% and 0.275%, based generally on the ratings of RAI’s senior, unsecured, long-term indebtedness, on the lender commitments in respect of the revolving credit facility thereunder.

Borrowings under the Credit Agreement bear interest, at the option of RAI, at a rate equal to an applicable margin based generally on the ratings of RAI’s senior, unsecured, long-term indebtedness, plus:

•	the alternate base rate, which is the higher of (1) the federal funds effective rate from time to time plus 0.5%, (2) the prime rate and (3) the reserve adjusted eurodollar rate for a one month interest period plus 1%; or

•	the eurodollar rate, which is the reserve adjusted rate at which eurodollar deposits for one, two, three or six months are offered in the interbank eurodollar market.

Overdue principal outstanding under the revolving credit facility under the Credit Agreement bears interest at a rate equal to the rate then in effect with respect to such borrowings, plus 2.0% per annum. Any amount besides principal that becomes overdue bears interest at a rate equal to 2.0% per annum in excess of the rate of interest applicable to base rate loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Certain of RAI’s subsidiaries, including its Material Subsidiaries, as defined in the Credit Agreement, have guaranteed, on an unsecured basis, RAI’s obligations under the Credit Agreement. Under the Credit Agreement, any new Material Subsidiary of RAI must be added as a guarantor of the Credit Agreement.

As of December 31, 2016, there were no outstanding borrowings and $6 million of letters of credit outstanding under the Credit Agreement.

Bridge Facility

In September 2014, RAI entered into a bridge credit agreement, referred to as the Bridge Facility, with a syndicate of lenders, for the purpose of financing a portion of the Lorillard Merger Consideration. RAI issued notes, in lieu of borrowing any funds under the Bridge Facility, to finance part of the cash portion of the Lorillard Merger Consideration. By its terms, the Bridge Facility terminated on June 12, 2015. All associated fees were fully amortized by June 30, 2015. Amortization and fees related to the Bridge Facility were $48 million and $39 million for the years ended December 31, 2015 and 2014, respectively, and were included in interest and debt expense.

Note 12 — Long-Term Debt

Information, including a schedule of maturities, regarding RAI’s and RJR Tobacco’s long-term debt is provided below:

RAI and RJR Tobacco Long-Term Debt

	For the years ended December 31,
	2016	2015
RAI
3.500% notes due 08/04/2016	$—	$415
6.750% notes due 06/15/2017	—	700
2.300% notes due 08/21/2017	447	447
7.750% notes due 06/01/2018	—	250
2.300% notes due 06/12/2018	1,250	1,250
8.125% notes due 06/23/2019*	669	669
6.875% notes due 05/01/2020	641	641
3.250% notes due 06/12/2020	771	1,250
4.000% notes due 06/12/2022	1,000	1,000
3.250% notes due 11/01/2022	158	1,100
3.750% notes due 05/20/2023	30	474
4.850% notes due 09/15/2023	550	550
4.450% notes due 06/12/2025	2,500	2,500
5.700% notes due 08/15/2035	750	750
7.250% notes due 06/15/2037	450	450
8.125% notes due 05/01/2040	237	237
7.000% notes due 08/04/2041	240	240
4.750% notes due 11/01/2042	173	1,000
6.150% notes due 09/15/2043	550	550
5.850% notes due 08/15/2045	2,250	2,250

Total principal	12,666	16,723

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

	For the years ended December 31,
	2016	2015
Fair value adjustments	282	348
Unamortized discounts	(28)	(37)
Unamortized debt issuance costs	(68)	(92)

Total RAI long-term debt at carrying value	$12,852	$16,942

RJR Tobacco
3.500% notes due 08/04/2016	$—	$85
2.300% notes due 08/21/2017	53	53
8.125% notes due 06/23/2019*	81	81
6.875% notes due 05/01/2020	109	109
3.750% notes due 05/20/2023	19	26
8.125% notes due 05/01/2040	13	13
7.000% notes due 08/04/2041	9	10

Total principal	284	377
Fair value adjustments	29	36

Total RJR Tobacco long-term debt at carrying value	$313	$413

Total long-term debt at carrying value	$13,165	$17,355
Less current maturities of long-term debt at carrying value	501	506

Total long-term debt (less current maturities) at carrying value	$12,664	$16,849

*	The interest rate payable on these notes generally is subject to adjustment from time to time (as detailed in the form of these notes) based upon the credit rating assigned to these notes, provided that in no event will (1) the interest rate for these notes be reduced below 8.125% or (2) the total increase in the interest rate on these notes exceed 2.0% above 8.125%.

During the year ended December 31, 2016, RJR Tobacco repurchased $8 million of its outstanding notes. As of December 31, 2016, the maturities of RAI’s and RJR Tobacco’s notes, excluding fair value adjustments and unamortized discounts and debt issuance costs, were as follows:

Year	RAI	RJR Tobacco	Total
2017	$447	$53	$500
2018	1,250	—	1,250
2019	669	81	750
2020	1,412	109	1,521
2022 and thereafter	8,888	41	8,929

	$12,666	$284	$12,950

Fair Value of Debt

The estimated fair value of RAI’s outstanding consolidated debt, in the aggregate, was $14.3 billion and $18.2 billion as of December 31, 2016 and 2015, respectively, with an effective annual interest rate of approximately 5.0% and 4.6% for the years ended December 31, 2016 and 2015, respectively. The fair value is derived from a third party pricing source and is classified in Level 2 of the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Termination of Interest Rate Swap Agreements

On June 12, 2015, RJR Tobacco assumed the interest rate swap agreements associated with the 8.125% Lorillard Tobacco Notes due June 23, 2019. The interest rate swap agreements qualified for hedge accounting and were designated as fair value hedges at the date of the Lorillard Merger. Under the swap agreements, RJR Tobacco received a fixed rate settlement and paid a variable rate settlement with the difference recorded in interest expense. During 2016, RJR Tobacco terminated these interest rate swap agreements. The remaining fair value adjustment of $7 million for the 8.125% notes due June 23, 2019, is being amortized as a reduction of interest expense over the expected remaining life of the notes.

See note 2 for additional information on the Lorillard Merger and note 4 for additional information on interest rate management.

Tender Offer and Redemption

RAI completed a cash tender offer for an aggregate purchase price of $2.81 billion (excluding accrued and unpaid interest to, but not including, the settlement date of February 22, 2016, and excluding related fees and expenses), referred to as the Tender Cap, for certain of its outstanding notes listed in the table below, collectively referred to as the Tender Notes.

RAI accepted for purchase $2.69 billion in aggregate principal amount of Tender Notes validly tendered and not validly withdrawn on or prior to 5 p.m., New York City time, on February 18, 2016, referred to as the Early Tender Date. On February 22, 2016, RAI paid, with cash on hand, aggregate consideration of $2.81 billion (including a premium of approximately $118 million, but excluding accrued and unpaid interest) for such Tender Notes accepted for purchase. In addition, RAI recognized $22 million of unamortized discount and unamortized debt issuance costs related to the Tender Notes as a loss on early extinguishment of debt.

RAI accepted for purchase 100% of the Tender Notes validly tendered and not validly withdrawn for the series listed in the table below in acceptance priority levels 1 through 3. Due to oversubscription, RAI accepted for purchase Tender Notes validly tendered and not validly withdrawn for the series listed in the table below in acceptance priority level 4 on a pro rata basis in accordance with the proration procedures described in the tender offer documents. RAI did not accept for purchase any of the Tender Notes for the series listed in the table below in acceptance priority levels 5 through 7.

Title of Security	Acceptance Priority Level	Principal Amount Tendered at Expiration	Principal Amount of Tender Notes Accepted for Purchase	Percentage of Outstanding Tender Notes Purchased
4.750% Senior Notes due 2042	1	$827	$827	82.71%
3.250% Senior Notes due 2022	2	942	942	85.59%
3.750% Senior Notes due 2023	3	444	444	93.76%
3.250% Senior Notes due 2020(1)	4	1,039	479	38.34%
4.000% Senior Notes due 2022	5	766	—	0.00%
4.450% Senior Notes due 2025	6	1,773	—	0.00%
4.850% Senior Notes due 2023	7	416	—	0.00%

(1)	Series Prorated

Since aggregate consideration payable to holders of Tender Notes validly tendered and not validly withdrawn exceeded the Tender Cap on or prior to the Early Tender Date, RAI did not accept for purchase any additional tenders of Tender Notes made after the Early Tender Date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

In May 2012, RAI entered into forward starting interest rate contracts with an aggregate notional amount of $1 billion. RAI designated those derivatives as cash flow hedges of a future debt issuance. In October 2012, RAI completed the sale of notes that had been forecasted, and the 3.250% Tender Notes due 2022 and the 4.750% Tender Notes due 2042 were designated as the hedged instruments under these derivative contracts. The forward starting interest rate contracts were immediately terminated, and the effective portion of the loss incurred was recorded in accumulated other comprehensive loss in the consolidated balance sheets and was amortized over the life of the related debt. The amount of 3.250% Tender Notes due 2022 and the 4.750% Tender Notes due 2042 repurchased in the tender offer exceeded the original notional amount of the forward starting interest rate contracts and, accordingly, the remaining unamortized loss related to the forward starting interest rate contracts of $16 million was recognized as expense upon completion of the tender offer.

The 3.750% Tender Notes due 2023 have a carrying value that exceeds face value as these notes, which were assumed in the Lorillard Tobacco Merger, were recorded at fair value in purchase accounting. Approximately 94% of this fair value adjustment, or $11 million, which represents the proportional amount of Tender Notes repurchased in this series, was recognized as part of the loss on early extinguishment of debt.

Pursuant to its previously announced redemption call, on March 5, 2016, RAI redeemed all $700 million outstanding aggregate principal amount of its 6.750% Senior Notes due 2017 and all $250 million outstanding aggregate principal amount of its 7.750% Senior Notes due 2018. In connection with the redemption, RAI recorded a loss on early extinguishment of debt of $90 million, which consisted of $88 million in make-whole premiums paid to noteholders as part of the redemption and $2 million for unamortized discount and unamortized debt issuance costs related to the redeemed notes.

In 2009, RAI and RJR entered into offsetting floating to fixed interest rate swap agreements with the same financial institution that held certain fixed to floating interest rate swaps for the same notional amount. The swaps were designated as fair value hedges. In September 2011, the original and offsetting interest rate swap agreements were terminated with the carrying value of the hedged debt reflecting a fair value adjustment treated as a premium, at the date of termination. At that point, RAI began amortizing the fair value adjustment. As of December 31, 2015, the $700 million of 6.750% notes due 2017 represented the remaining debt that had been hedged with these interest rate swap agreements. Upon the redemption of these notes, the remaining unamortized fair value adjustment for the terminated swaps of $25 million was recognized and, accordingly, reduced the loss on early extinguishment of debt.

In the aggregate, expenses related to the cash tender offer and redemption of approximately $239 million, which included legal and bank fees of approximately $7 million, were recognized in other (income) expense, net in the consolidated statements of income for the year ended December 31, 2016.

New Notes

On June 12, 2015, RAI completed an underwritten public offering of $9.0 billion aggregate principal amount of its senior notes. The proceeds from this offering were used to fund part of the cash portion of the Lorillard Merger Consideration, the unpaid fees and expenses incurred in connection with the Lorillard Merger and related transactions, and the payment of certain Lorillard equity awards and certain change of control payments, also in connection with the Lorillard Merger.

The notes are unsecured, and are fully and unconditionally guaranteed on a senior unsecured basis by certain of RAI’s subsidiaries, including its material domestic subsidiaries, which are the same guarantors that guarantee its other outstanding senior notes and its Credit Agreement. RAI may redeem the notes in whole or in part at any time at the applicable redemption price. If RAI experiences specific kinds of changes of control, accompanied by a certain credit ratings downgrade of any series of the notes, RAI must offer to repurchase such series.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Lorillard Tobacco Notes; Exchange Offers and Consent Solicitations

Immediately prior to the Lorillard Merger, Lorillard Tobacco had outstanding an aggregate of $3.5 billion in principal amount of senior unsecured notes in seven series, referred to as the Lorillard Tobacco Notes, all of which were guaranteed by Lorillard. In connection with the Lorillard Tobacco Merger, RJR Tobacco assumed Lorillard Tobacco’s obligations under the Lorillard Tobacco Notes and the indenture governing the Lorillard Tobacco Notes, referred to as the Lorillard Tobacco Indenture, and RJR assumed Lorillard’s obligations as guarantor under the Lorillard Tobacco Notes and the Lorillard Tobacco Indenture.

On June 11, 2015, RAI commenced (1) private offers to exchange, referred to as the Exchange Offers, any and all (to the extent held by eligible holders) of the Lorillard Tobacco Notes for a series of new RAI senior notes, referred to as the Exchange Notes, having the same interest payment and maturity dates and interest rate provisions as the corresponding series of Lorillard Tobacco Notes, and (2) related consent solicitations, referred to as the Consent Solicitations, of the eligible holders of each series of Lorillard Tobacco Notes to amend the Lorillard Tobacco Indenture, with such amendments referred to as the Indenture Amendments. Eligible holders who validly tendered, and did not validly withdraw, their Lorillard Tobacco Notes in the Exchange Offers (and thereby gave, and did not validly revoke, their consents to the Indenture Amendments) received, upon settlement of the Exchange Offers and Consent Solicitations on July 15, 2015, Exchange Notes in the same principal amount as the Lorillard Tobacco Notes tendered therefor plus a consent payment of $2.50 per $1,000 principal amount of Lorillard Tobacco Notes tendered. Lorillard Tobacco Notes in the aggregate principal amount of $3.1 billion were tendered in the Exchange Offers.

RJR Tobacco is the principal obligor of the Lorillard Tobacco Notes that were not tendered in the Exchange Offers and that remain outstanding, and currently RAI and RJR are the guarantors of such notes. The Exchange Notes are the principal obligations of RAI and are guaranteed by the same guarantors as RAI’s other outstanding senior notes. Unlike RAI’s outstanding senior notes, the Lorillard Tobacco Notes (with a limited exception for the 3.75% Lorillard Tobacco Notes due 2023) are not redeemable at the option of the issuer prior to maturity.

The Exchange Notes were issued in a private offering exempt from, or not subject to, the registration requirements of the Securities Act of 1933, referred to as the 1933 Act. Pursuant to a registration rights agreement it had entered into, RAI subsequently conducted, in 2015, registered offers to exchange any and all (to the extent held by eligible holders) of the Exchange Notes for its newly issued notes registered under the 1933 Act, referred to as the Registered Notes. Of the total aggregate principal amount of Exchange Notes outstanding, 99.7% were exchanged for Registered Notes in the registered exchange offers. Each series of Registered Notes is substantially identical to the Exchange Notes of the corresponding series, except that, among other things, certain additional interest provisions pertaining to the Exchange Notes do not apply to the Registered Notes. The Registered Notes are unsecured, and are fully and unconditionally guaranteed on a senior unsecured basis by the same RAI subsidiaries that guarantee RAI’s other outstanding senior notes and its Credit Agreement. Any guarantor that is released from its guarantee under the Credit Agreement, or any replacement or refinancing thereof, also will be released automatically from its guarantee of the Registered Notes and RAI’s other outstanding notes. RAI may redeem the Registered Notes, in whole or in part, at any time at the applicable redemption price. If RAI experiences specific kinds of change of control, accompanied by a certain credit rating downgrade of any series of Registered Notes, RAI must offer to repurchase such series.

In addition, in connection with the Consent Solicitations, RAI received the requisite number of consents to adopt the Indenture Amendments, which became operative on the July 15, 2015, settlement date, with respect to each of the seven series of Lorillard Tobacco Notes. The Indenture Amendments:

•	eliminated substantially all of the restrictive covenants and a bankruptcy event of default for the issuer and the guarantor of the Lorillard Tobacco Notes under the Lorillard Tobacco Indenture;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

•	eliminated the requirement under the Lorillard Tobacco Indenture that the guarantor of the Lorillard Tobacco Notes continue to provide holders of the Lorillard Tobacco Notes with financial statements and other financial information similar to that provided in periodic reports under the Securities Exchange Act of 1934 when it is not subject to such reporting requirements; and

•	relieved the issuer of the Lorillard Tobacco Notes of the requirement (if any) under the Lorillard Tobacco Indenture that the issuer offer to repurchase the Lorillard Tobacco Notes upon certain change of control events combined with certain credit ratings events to the extent such change of control events relate to, arise out of or are undertaken in connection with the Lorillard Merger or the Lorillard Tobacco Merger.

Note 13 — Commitments and Contingencies

Tobacco Litigation — General

Introduction

Litigation, claims, and other legal proceedings relating to the use of, exposure to, or purchase of tobacco products are pending or may be instituted in the future against RJR Tobacco (including as successor by merger to Lorillard Tobacco), American Snuff Co., SFNTC, RJR Vapor, RAI, Lorillard, other RAI affiliates, and indemnitees (including but not limited to B&W), sometimes referred to collectively as Reynolds Defendants. These pending legal proceedings include claims relating to cigarette products manufactured by RJR Tobacco, Lorillard Tobacco, SFNTC or certain of their affiliates or indemnitees, smokeless tobacco products manufactured by American Snuff Co., and e-cigarette products manufactured on behalf of and marketed by RJR Vapor. A discussion of the legal proceedings relating to cigarette products (and e-cigarettes) is set forth below under the heading “— Litigation Affecting the Cigarette Industry.” All of the references under that heading to tobacco-related litigation, smoking and health litigation and other similar references are references to legal proceedings relating to cigarette products or e-cigarettes, as the case may be, and are not references to legal proceedings involving smokeless tobacco products, and case numbers under that heading include only cases involving cigarette products and e-cigarettes. The legal proceedings relating to the smokeless tobacco products manufactured by American Snuff Co. are discussed separately under the heading “— Smokeless Tobacco Litigation” below.

In connection with the B&W business combination, RJR Tobacco undertook certain indemnification obligations with respect to B&W and its affiliates, including its indirect parent, BAT. See “— Litigation Affecting the Cigarette Industry — Overview — Introduction” below. In connection with the Lorillard Merger and Divestiture, as applicable, RAI and RJR Tobacco undertook certain indemnification obligations. See “— Litigation Affecting the Cigarette Industry — Overview — Introduction,” “— Other Contingencies — ITG Indemnity,” and “— Other Contingencies — Loews Indemnity” below. In addition, in connection with the sale of the non-U.S. operations and business of the NATURAL AMERICAN SPIRIT brand, the Sellers have agreed to indemnify the buyer for certain claims. See “— Other Contingencies — JTI Indemnities” below.

Certain Terms and Phrases

Certain terms and phrases used in this footnote may require some explanation. The term “judgment” or “final judgment” refers to the final decision of the court resolving the dispute and determining the rights and obligations of the parties. At the trial court level, for example, a final judgment generally is entered by the court after a jury verdict and after post-verdict motions have been decided. In most cases, the losing party can appeal a verdict only after a final judgment has been entered by the trial court.

The term “damages” refers to the amount of money sought by a plaintiff in a complaint, or awarded to a party by a jury or, in some cases, by a judge. “Compensatory damages” are awarded to compensate the prevailing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

party for actual losses suffered, if liability is proved. In cases in which there is a finding that a defendant has acted willfully, maliciously or fraudulently, generally based on a higher burden of proof than is required for a finding of liability for compensatory damages, a plaintiff also may be awarded “punitive damages.” Although damages may be awarded at the trial court stage, a losing party generally may be protected from paying any damages until all appellate avenues have been exhausted by posting a supersedeas bond. The amount of such a bond is governed by the law of the relevant jurisdiction and generally is set at the amount of damages plus some measure of statutory interest, modified at the discretion of the appropriate court or subject to limits set by a court or statute.

The term “per curiam” refers to a decision entered by an appellate court that is not signed by an individual judge. In most cases, it is used to indicate that the opinion entered is a brief announcement of the court’s decision and is not accompanied by an opinion explaining the court’s reasoning.

The term “settlement” refers to certain types of cases in which cigarette manufacturers, including RJR Tobacco, B&W and Lorillard Tobacco, have agreed to resolve disputes with certain plaintiffs without resolving the cases through trial. The principal terms of certain settlements entered into by RJR Tobacco, B&W and Lorillard Tobacco are explained below under “— Accounting for Tobacco-Related Litigation Contingencies.”

Theories of Recovery

The plaintiffs seek recovery on a variety of legal theories, including negligence, strict liability in tort, design defect, failure to warn, fraud, misrepresentation, violations of unfair and deceptive trade practices statutes, conspiracy, medical monitoring and violations of state and federal antitrust laws. In certain of these cases, the plaintiffs claim that cigarette smoking exacerbated injuries caused by exposure to asbestos or, in the case of certain claims asserted against Lorillard Tobacco, that they were injured by exposure to filters containing asbestos used in one cigarette brand for roughly four years before 1957, the latter cases referred to as Filter Cases.

The plaintiffs seek various forms of relief, including compensatory and, where available, punitive damages, treble or multiple damages and statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, and injunctive and other equitable relief. Although alleged damages often are not determinable from a complaint, and the law governing the pleading and calculation of damages varies from jurisdiction to jurisdiction, compensatory and punitive damages have been specifically pleaded in a number of cases, sometimes in amounts ranging into the hundreds of millions and even billions of dollars.

Defenses

The defenses raised by Reynolds Defendants include, where applicable and otherwise appropriate, preemption by the Federal Cigarette Labeling and Advertising Act of some or all claims arising after 1969, or by the Comprehensive Smokeless Tobacco Health Education Act for claims arising after 1986, the lack of any defect in the product, assumption of the risk, contributory or comparative fault, lack of proximate cause, remoteness, lack of standing, statutes of limitations or repose and others. RAI, RJR and Lorillard have asserted additional defenses, including jurisdictional defenses, in many of the cases in which they are named.

Accounting for Tobacco-Related Litigation Contingencies

In accordance with GAAP, RAI and its subsidiaries record any loss concerning litigation at such time as an unfavorable outcome becomes probable and the amount can be reasonably estimated on an individual case-by-case basis. For the reasons set forth below, RAI’s management continues to conclude that the loss of any particular pending tobacco-related litigation claim against the Reynolds Defendants, when viewed on an individual basis, is not probable, except for certain Engle Progeny cases noted below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Reynolds Defendants believe that they have valid defenses to the tobacco-related litigation claims against them, as well as valid bases for appeal of adverse verdicts against them. Reynolds Defendants have, through their counsel, filed pleadings and memoranda in pending tobacco-related litigation that set forth and discuss a number of grounds and defenses that they and their counsel believe have a valid basis in law and fact. With the exception of the Engle Progeny cases described below, Reynolds Defendants continue to win the majority of tobacco-related litigation claims that reach trial, and a very high percentage of the tobacco-related litigation claims brought against them, including Engle Progeny cases, continue to be dismissed at or before trial. Based on their experience in tobacco-related litigation and the strength of the defenses available to them in such litigation, Reynolds Defendants believe that their successful defense of tobacco-related litigation in the past will continue in the future.

RAI’s consolidated balance sheet as of December 31, 2016, contains accruals for the following Engle Progeny cases: Starr-Blundell, Buonomo, and Ward (for attorneys’ fees and interest only). In the fourth quarter of 2016, RJR Tobacco paid approximately $17 million in satisfaction of the judgment, including attorneys’ fees and interest, in Wilcox. Other accruals include an amount for the estimated costs of the corrective communications in the U.S. Department of Justice case. As other cases proceed through the appellate process, RAI will evaluate the need for further accruals on an individual case-by-case basis if an unfavorable outcome becomes probable and the amount can be reasonably estimated.

It is the policy of Reynolds Defendants to defend tobacco-related litigation claims vigorously; generally, Reynolds Defendants and indemnitees do not settle such claims. However, Reynolds Defendants may enter into settlement discussions in some cases, if they believe it is in their best interests to do so. Exceptions to this general approach include, but are not limited to, actions taken pursuant to “offer of judgment” statutes, as described below in “— Litigation Affecting the Cigarette Industry — Overview,” and Filter Cases, as described below in “— Litigation Affecting the Cigarette Industry — Filter Cases,” as well as other historical examples discussed below.

With respect to smoking and health tobacco litigation claims, the only significant settlements reached by RJR Tobacco, Lorillard Tobacco and B&W involved:

•	the State Settlement Agreements and the funding by various tobacco companies of a $5.2 billion trust fund contemplated by the MSA to benefit tobacco growers;

•	the original Broin flight attendant case discussed below under “— Litigation Affecting the Cigarette Industry — Broin II Cases,” and

•	most of the Engle Progeny cases pending in federal court, after the initial docket of over 4,000 such cases was reduced to approximately 400 cases.

The circumstances surrounding the State Settlement Agreements and the funding of a trust fund to benefit the tobacco growers are readily distinguishable from the current categories of tobacco-related litigation claims involving Reynolds Defendants. In the claims underlying the State Settlement Agreements, the states sought to recover funds paid for health care and medical and other assistance to state citizens suffering from diseases and conditions allegedly related to tobacco use. The State Settlement Agreements settled all the health-care cost recovery actions brought by, or on behalf of, the settling jurisdictions and contain releases of various additional present and future claims. In accordance with the MSA, various tobacco companies agreed to fund a $5.2 billion trust fund to be used to address the possible adverse economic impact of the MSA on tobacco growers. A discussion of the State Settlement Agreements, and a table depicting the related payment schedule, is set forth below under “— Litigation Affecting the Cigarette Industry — Health-Care Cost Recovery Cases.”

As with claims that were resolved by the State Settlement Agreements, the other cases settled by RJR Tobacco can be distinguished from existing cases pending against the Reynolds Defendants. The original Broin

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

case, discussed below under “— Litigation Affecting the Cigarette Industry — Broin II Cases,” was settled in the middle of trial during negotiations concerning a possible nation-wide settlement of claims similar to those underlying the State Settlement Agreements.

The federal Engle Progeny cases likewise presented exceptional circumstances not present in the state Engle Progeny cases or elsewhere. All of the federal Engle Progeny cases subject to the settlement were pending in the same court, were coordinated by the same judge, and involved the same sets of plaintiffs’ lawyers. Moreover, RJR Tobacco settled only after approximately 90% of the federal Engle Progeny cases otherwise had been resolved. A discussion of the Engle Progeny cases and the settlement of the federal Engle Progeny cases is set forth below under “— Litigation Affecting the Cigarette Industry — Engle and Engle Progeny Cases.”

In 2010, RJR Tobacco entered into a comprehensive agreement with the Canadian federal, provincial and territorial governments, which resolved all civil claims related to the movement of contraband tobacco products in Canada during the period 1985 through 1999 that the Canadian governments could assert against RJR Tobacco and its affiliates. These claims involved different theories of recovery than the other tobacco-related litigation claims pending against the Reynolds Defendants.

Also, in 2004, RJR Tobacco and B&W separately settled the antitrust case DeLoach v. Philip Morris Cos., Inc., which was brought by a unique class of plaintiffs: a class of all tobacco growers and tobacco allotment holders. The plaintiffs asserted that the defendants conspired to fix the price of tobacco leaf and to destroy the federal government’s tobacco quota and price support program. Despite legal defenses they believed to be valid, RJR Tobacco and B&W separately settled this case to avoid a long and contentious trial with the tobacco growers. The DeLoach case involved different types of plaintiffs and different theories of recovery under the antitrust laws than the other tobacco-related litigation claims pending against the Reynolds Defendants.

Finally, as discussed under “— Litigation Affecting the Cigarette Industry — State Settlement Agreements—Enforcement and Validity; Adjustments,” RJR Tobacco, B&W and Lorillard Tobacco each has settled certain cases brought by states concerning the enforcement of State Settlement Agreements. Despite legal defenses believed to be valid, these cases were settled to avoid further contentious litigation with the states involved. These enforcement actions involved alleged breaches of State Settlement Agreements based on specific actions taken by particular defendants. Accordingly, any future enforcement actions involving State Settlement Agreements will be reviewed by RJR Tobacco on the merits and should not be affected by the settlement of prior enforcement cases.

Cautionary Statement

Even though RAI’s management continues to believe that the loss of particular pending tobacco-related litigation claims against Reynolds Defendants, when viewed on an individual case-by-case basis, is not probable or estimable (except for certain Engle Progeny and Filter cases described below), the possibility of material losses related to such litigation is more than remote. Litigation is subject to many uncertainties, and generally, it is not possible to predict the outcome of any particular litigation pending against Reynolds Defendants, or to reasonably estimate the amount or range of any possible loss.

Although Reynolds Defendants believe that they have valid bases for appeals of adverse verdicts in their pending cases and valid defenses to all actions and intend to defend them vigorously as described above, it is possible that there could be further adverse developments in pending cases, and that additional cases could be decided unfavorably against Reynolds Defendants. Determinations of liability or adverse rulings in such cases or in similar cases involving other cigarette manufacturers as defendants, even if such judgments are not final, could have a material adverse effect on the litigation against Reynolds Defendants and could encourage the commencement of additional tobacco-related litigation. Reynolds Defendants also may enter into settlement

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

discussions in some cases, if they believe it is in their best interests to do so. In addition, a number of political, legislative, regulatory and other developments relating to the tobacco industry and cigarette smoking have received wide media attention. These developments may negatively affect the outcomes of tobacco-related legal actions and encourage the commencement of additional similar litigation.

Although it is impossible to predict the outcome of such events on pending litigation and the rate new lawsuits may be filed against Reynolds Defendants, a significant increase in litigation or in adverse outcomes for tobacco defendants, or difficulties in obtaining the bonding required to stay execution of judgments on appeal, could have a material adverse effect on any or all of these entities. Moreover, notwithstanding the quality of defenses available to Reynolds Defendants in litigation matters, it is possible that RAI’s results of operations, cash flows or financial position could be materially adversely affected by the ultimate outcome of certain pending litigation or future claims against Reynolds Defendants.

Litigation Affecting the Cigarette Industry

Overview

Introduction. In connection with the B&W business combination, RJR Tobacco agreed to indemnify B&W and its affiliates against, among other things, certain litigation liabilities, costs and expenses incurred by B&W or its affiliates arising out of the U.S. cigarette and tobacco business of B&W. Also, as a result of the Lorillard Tobacco Merger, Lorillard Tobacco was merged into RJR Tobacco with RJR Tobacco being the surviving entity, Lorillard Tobacco ceasing to exist, and RJR Tobacco succeeding to Lorillard Tobacco’s liabilities, including Lorillard Tobacco’s litigation liabilities, costs and expenses. Although Lorillard Tobacco no longer exists as a result of the Lorillard Tobacco Merger, it will remain as a named party in cases pending on the date of the Lorillard Tobacco Merger until courts grant motions to substitute RJR Tobacco for Lorillard Tobacco or the claims are dismissed. The cases discussed below include cases brought against RJR Tobacco, Lorillard Tobacco and their affiliates and indemnitees, including RAI, RJR, B&W and Lorillard. Cases brought against SFNTC and RJR Vapor also are discussed.

During the fourth quarter of 2016, 23 tobacco-related cases were served against Reynolds Defendants. On December 31, 2016, there were, subject to the exclusions described immediately below, 304 cases pending against Reynolds Defendants: 287 in the United States and 17 in Canada, as compared with 268 total cases on December 31, 2015. Of the U.S. cases pending on December 31, 2016, 34 are pending in federal court, 252 in state court and one in tribal court, primarily in the following states: Illinois (52 cases); Maryland (52 cases); Florida (27 cases); New York (21 cases); Missouri (19 cases); Massachusetts (18 cases); New Mexico (14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

cases); and California (12 cases). The U.S. case number excludes the approximately 564 individual smoker cases pending in West Virginia state court as a consolidated action, 2,822 Engle Progeny cases, involving approximately 3,645 individual plaintiffs, and 2,406 Broin II cases, pending in the United States against RJR Tobacco, Lorillard Tobacco or certain other Reynolds Defendants.

The following table lists the categories of the U.S. tobacco-related cases pending against Reynolds Defendants as of December 31, 2016, and the increase or decrease from the number of cases pending against Reynolds Defendants as of September 30, 2016, as reported in RAI’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, filed with the U.S. Securities and Exchange Commission, referred to as the SEC, on October 19, 2016, and a cross-reference to the discussion of each case type.

Case Type	U.S. Case Numbers as of December 31, 2016	Change in Number of Cases Since September 30, 2016 Increase/(Decrease)
Individual Smoking and Health	132	7
West Virginia IPIC (Number of Plaintiffs)*	1 (approx. 564)	No change
Engle Progeny (Number of Plaintiffs)**	2,822 (approx. 3,645)	(66) (110)
Broin II	2,406	(15)
Class Action	25	1
Filter Cases	78	4
Health-Care Cost Recovery	2	No change
State Settlement Agreements—Enforcement and Validity; Adjustments	28	No change
Other Litigation and Developments	21	No change

*	Includes as one case the approximately 564 cases pending as a consolidated action In Re: Tobacco Litigation Individual Personal Injury Cases, sometimes referred to as West Virginia IPIC cases, described below. The West Virginia IPIC cases have been separated from the Individual Smoking and Health cases for reporting purposes.
**	The Engle Progeny cases have been separated from the Individual Smoking and Health cases for reporting purposes. The number of cases will fluctuate as cases are dismissed or if any of the dismissed cases are appealed.

The Florida state court class-action case, Engle v. R. J. Reynolds Tobacco Co., and the related cases commonly referred to as Engle Progeny cases have attracted significant attention. After the Florida Supreme Court’s 2006 ruling that members of the formerly certified class could file individual actions, roughly 10,000 claims or actions were filed in Florida state or federal courts before the deadline set by the Florida Supreme Court. No new or additional such claims may be filed. As reflected in the table above, 2,822 Engle Progeny cases were pending as of December 31, 2016, that included claims asserted on behalf of 3,645 plaintiffs. Following an agreement to settle most Engle Progeny cases that remained pending in federal courts in the first quarter of 2015, nearly all Engle Progeny cases currently pending are in Florida state courts. Since 2009, there have been over 200 Engle Progeny trials in Florida state or federal courts involving RJR Tobacco or Lorillard Tobacco. As described more fully immediately below in “— Scheduled Trials” and “— Trial Results,” additional Engle Progeny cases involving RJR Tobacco are being tried and set for trial on an ongoing basis. Juries in Engle Progeny cases have awarded substantial amounts in compensatory and punitive damage awards, many of which currently are at various stages in the appellate process. RJR Tobacco and Lorillard Tobacco also have paid substantial amounts in compensatory and punitive damage awards in Engle Progeny cases. For a detailed description of these cases, see “— Engle and Engle Progeny cases” below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

In November 1998, the major U.S. cigarette manufacturers, including RJR Tobacco, B&W and Lorillard Tobacco, entered into the MSA with 46 U.S. states, Washington, D.C. and certain U.S. territories and possessions. These cigarette manufacturers previously settled four other cases, brought on behalf of Mississippi, Florida, Texas and Minnesota, by separate agreements with each state. These State Settlement Agreements:

•	settled all health-care cost recovery actions brought by, or on behalf of, the settling jurisdictions;

•	released the major U.S. cigarette manufacturers from various additional present and potential future claims;

•	imposed future payment obligations in perpetuity on RJR Tobacco, B&W, Lorillard Tobacco and other major U.S. cigarette manufacturers; and

•	placed significant restrictions on their ability to market and sell cigarettes and smokeless tobacco products.

Payments under the State Settlement Agreements are subject to various adjustments for, among other things, the volume of cigarettes sold, relative market share, operating profit and inflation. See “— Health-Care Cost Recovery Cases — State Settlement Agreements” below for a detailed discussion of the State Settlement Agreements, including RAI’s operating subsidiaries’ monetary obligations under these agreements. RJR Tobacco records the allocation of settlement charges as products are shipped.

Scheduled Trials. Trial schedules are subject to change, and many cases are dismissed before trial. There are 49 cases, exclusive of Engle Progeny cases, scheduled for trial as of December 31, 2016 through December 31, 2017, for RJR Tobacco, B&W, Lorillard Tobacco or their affiliates and indemnitees: six individual smoking and health cases, 34 Filter Cases, five Broin II cases and four other non-smoking and health cases. There are also approximately 115 Engle Progeny cases against RJR Tobacco, B&W and/or Lorillard Tobacco set for trial through December 31, 2017. It is not known how many of these cases will actually be tried.

Trial Results. From January 1, 2014 through December 31, 2016, 124 individual smoking and health, Engle Progeny, Filter and health-care cost recovery cases in which RJR Tobacco, B&W and/or Lorillard Tobacco were defendants were tried, including nine trials for cases where mistrials were declared in the original proceedings. Verdicts in favor of RJR Tobacco, B&W and Lorillard Tobacco and, in some cases, other defendants, were returned in 60 cases, tried in Florida (39), California (1) and New Jersey (1). There were also 19 mistrials in Florida. Verdicts in favor of the plaintiffs were returned in 57 cases tried in Florida, and one in California. Four cases in Florida were dismissed during trial. One case in Florida was a retrial only as to the amount of damages. In another case in Florida, the jury entered a partial verdict that did not include compensatory or punitive damages, and post-trial motions are pending.

In the fourth quarter of 2016, 11 Engle Progeny cases in which RJR Tobacco and/or Lorillard Tobacco was a defendant were tried:

•	In Wallace v. R. J. Reynolds Tobacco Co., the court declared a mistrial due to weather delays and juror unavailability.

•	In Konzelman v. R. J. Reynolds Tobacco Co., the jury returned a verdict in favor of the plaintiff, found the decedent 15% at fault and RJR Tobacco 85% at fault, and awarded approximately $8.8 million in compensatory damages and $20 million in punitive damages.

•	In Maloney v. R. J. Reynolds Tobacco Co., the court declared a mistrial due to the jury’s inability to reach a unanimous verdict.

•	In Johnston v. R. J. Reynolds Tobacco Co., the jury returned a verdict in favor of the plaintiff, found the decedent 10% at fault and RJR Tobacco 90% at fault, and awarded $7.5 million in compensatory damages and $14 million in punitive damages.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

•	In Ledo v. R. J. Reynolds Tobacco Co., the jury returned a verdict in favor of the plaintiff, found the decedent 51% at fault and RJR Tobacco 49% at fault, and awarded $6 million in compensatory damages.

•	In Howles v. R. J. Reynolds Tobacco Co., the jury returned a verdict in favor of the plaintiff, found RJR Tobacco 50% at fault and the remaining defendant 50% at fault, and awarded $4 million in compensatory damages and, against each defendant, $3 million in punitive damages.

•	In Kloppenburg v. R. J. Reynolds Tobacco Co., the jury returned a verdict in favor of RJR Tobacco.

•	In Ford v. R. J. Reynolds Tobacco Co., the jury returned a verdict in favor of the plaintiff, found the plaintiff 85% at fault and RJR Tobacco 15% at fault, and awarded approximately $1.02 million in compensatory damages. Punitive damages were not awarded.

•	In Stanley Martin v. R. J. Reynolds Tobacco Co., the jury returned a verdict in favor of the plaintiff, found the decedent 32% at fault, RJR Tobacco 22% at fault and the remaining defendant 46% at fault, and awarded approximately $5.41 million in compensatory damages and $200,000 in punitive damages against RJR Tobacco and $450,000 in punitive damages against the remaining defendant.

•	In Dubinsky v. R. J. Reynolds Tobacco Co., the jury returned a verdict in favor of the defendants, including RJR Tobacco.

•	In Pardue v. R. J. Reynolds Tobacco Co., the jury returned a verdict in favor of the plaintiff, found the decedent 25% at fault, RJR Tobacco 50% at fault, and the remaining defendant 25% at fault, and awarded approximately $5.9 million in compensatory damages and, against each defendant, $6.75 million in punitive damages.

For a detailed description of the above-described cases, see “— Engle and Engle Progeny Cases” below.

In the fourth quarter of 2016, no non- Engle Progeny individual smoking and health cases, in which RJR Tobacco, B&W and/or Lorillard Tobacco was a defendant, were tried.

In the fourth quarter of 2016, no Filter cases, in which RJR Tobacco and/or Lorillard Tobacco was a defendant, were tried.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

For information on the verdicts in the Engle Progeny cases that have been tried and remain pending as of December 31, 2016, in which verdicts have been returned against RJR Tobacco, Lorillard Tobacco or B&W, or all three, see the Engle Progeny cases charts at “— Engle and Engle Progeny Cases” below. The following chart reflects the verdicts in the non- Engle Progeny smoking and health cases, health-care cost recovery cases or Filter Cases that have been tried and remain pending as of December 31, 2016, in which verdicts have been returned against RJR Tobacco, B&W or Lorillard Tobacco, or all three.

Date of Verdict	Case Name/Type	Jurisdiction	Verdict
August 17, 2006	United States v. Philip Morris USA, Inc. [Governmental Health-Care Cost Recovery]	U.S. District Court, District of Columbia, (Washington, D.C.)	RJR Tobacco, B&W and Lorillard Tobacco were found liable for civil RICO claims; were enjoined from using certain brand descriptors and from making certain misrepresentations; and were ordered to make corrective communications on five subjects, including smoking and health and addiction, to reimburse the U.S. Department of Justice appropriate costs associated with the lawsuit, and to maintain document web sites.

May 26, 2010	Izzarelli v. R. J. Reynolds Tobacco Co. [Individual]	U.S. District Court, District of Connecticut, (Bridgeport, CT)	$13.76 million in compensatory damages; 58% of fault assigned to RJR Tobacco, which reduced the award to $7.98 million against RJR Tobacco; $3.97 million in punitive damages.

September 13, 2013	DeLisle v. A. W. Chesterton Co. [Filter]	Circuit Court, Broward County, (Ft. Lauderdale, FL)	$8 million in compensatory damages; 44% of fault assigned to Lorillard Tobacco, which reduced the award to $3.52 million against Lorillard Tobacco.

July 30, 2014	Major v. Lorillard Tobacco Co. [Individual]	Superior Court, Los Angeles County, (Los Angeles, CA)	$17.74 million in compensatory damages; 17% of fault assigned to Lorillard Tobacco, which reduced the award to $3.78 million against Lorillard Tobacco.

July 8, 2015	Larkin v. R. J. Reynolds Tobacco Co. [Individual]	Circuit Court, Miami-Dade County, (Miami, FL)	$4.96 million in compensatory damages; 62% of fault assigned to RJR Tobacco; $8.5 million in punitive damages. Comparative fault did not apply to the final judgment.

For information on the post-trial status of individual smoking and health cases, the governmental health-care cost recovery case and the Filter Cases, see “— Individual Smoking and Health Cases,” “— Health-Care Cost Recovery Cases — U.S. Department of Justice Case,” and “— Filter Cases,” respectively, below.

Individual Smoking and Health Cases

As of December 31, 2016, 132 individual cases were pending in the United States against RJR Tobacco, B&W (as RJR Tobacco’s indemnitee), Lorillard Tobacco or all three. This category of cases includes smoking and health cases alleging personal injuries caused by tobacco use or exposure brought by or on behalf of individual plaintiffs based on theories of negligence, strict liability, breach of express or implied warranty, and violations of state deceptive trade practices or consumer protection statutes. The plaintiffs seek to recover compensatory damages, attorneys’ fees and costs, and punitive damages. The category does not include the Broin II, Engle Progeny, Filter Cases or West Virginia IPIC cases discussed below. One of the individual cases is brought by or on behalf of an individual or his/her survivors alleging personal injury as a result of exposure to environmental tobacco smoke, referred to as ETS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Below is a description of the non- Engle Progeny individual smoking and health cases against RJR Tobacco, B&W, and/or Lorillard Tobacco that went to trial or were decided during the period from January 1, 2016 to December 31, 2016, or remained on appeal as of December 31, 2016.

On May 26, 2010, in Izzarelli v. R. J. Reynolds Tobacco Co. (U.S.D.C. D. Conn., filed 1999), the jury awarded the plaintiff $13.76 million in compensatory damages on the negligence and strict liability claims, found RJR Tobacco 58% at fault and the plaintiff 42% at fault, and found that the plaintiff was entitled to punitive damages. The plaintiff sought to recover damages for personal injuries allegedly sustained as a result of unsafe and unreasonably dangerous cigarette products and for economic losses she sustained as a result of supposed unfair trade practices. On December 5, 2010, the district court (1) awarded the plaintiff $3.97 million in punitive damages, (2) entered a judgment of $11.95 million, and (3) granted the plaintiff $15.8 million in offer of judgment interest through that date and, going forward, approximately $4,000 per day until entry of an amended judgment. In March 2011, the district court entered an amended judgment of approximately $28.1 million. RJR Tobacco appealed to the U.S. Court of Appeals for the Second Circuit, referred to as the Second Circuit, and the plaintiff cross appealed. In September 2013, the Second Circuit certified a question of Connecticut law to the Connecticut Supreme Court, which was answered on April 26, 2016. On July 7, 2016, the Second Circuit ordered another round of briefing to be submitted in the Izzarelli appeal after the Connecticut Supreme Court answered certified questions of Connecticut law in the Bifolck v. Philip Morris, Inc case. In a decision released on December 29, 2016, the Connecticut Supreme Court answered the questions in Bifolck. Briefing in Izzarelli will be completed on February 10, 2017.

On July 30, 2014, in Major v. Lorillard Tobacco Co. (Super. Ct. Los Angeles County, Cal., filed 2011), the jury awarded the plaintiff approximately $17.74 million in compensatory damages on the negligence and strict liability claims and found the plaintiff 50% at fault, Lorillard Tobacco 17% at fault, and RJR Tobacco and another manufacturer collectively 33% at fault. Punitive damages were not at issue. RJR Tobacco and the other manufacturer had been dismissed prior to trial. The plaintiffs alleged that as a result of the use of the defendants’ products and exposure to asbestos, the decedent, William Major, suffered from lung cancer, and sought an unspecified amount of damages. In August 2014, the trial court entered an initial final judgment of approximately $3.9 million against Lorillard Tobacco. On July 1, 2015, the trial court entered an amended final judgment in the amount of approximately $3.78 million in compensatory damages, approximately $135,000 in costs, approximately $1.9 million in prejudgment interest, and post-judgment interest from August 25, 2014 in the amount of approximately $1,100 per day. Lorillard Tobacco appealed from the original and amended judgments, which appeals have been consolidated, and posted a supersedeas bond in the amount of approximately $9.1 million. On October 20, 2015, the appellate court granted RJR Tobacco’s motion to substitute itself for Lorillard Tobacco. Briefing is underway.

On July 8, 2015, in Larkin v. R. J. Reynolds Tobacco Co. (Cir. Ct. Miami-Dade County, Fla., filed 2002) the jury awarded the plaintiff approximately $4.96 million in compensatory damages on the strict liability and intentional tort claims, found RJR Tobacco 62% at fault and the decedent 38% at fault, and awarded $8.5 million in punitive damages. The plaintiff alleged that as a result of using the defendant’s products, the decedent suffered from mouth and lung cancer, and sought an unspecified amount of compensatory and punitive damages. In July 2015, the trial court entered judgment in the amount of approximately $13.46 million. On March 22, 2016, the trial court granted RJR Tobacco’s motion for a new trial on claims of defective product and damages only and denied the remaining post-trial motions. The new trial has not been scheduled. In April 2016, RJR Tobacco appealed to the Third District Court of Appeal, referred to as DCA, and the plaintiff cross appealed. Briefing is underway.

On February 8, 2016, in Pooshs v. Philip Morris USA, Inc. (U.S.D.C. N.D. Cal., filed 2004) the jury returned a verdict in favor of the defendants, including RJR Tobacco. The plaintiff alleged that as a result of using the defendants’ products, the plaintiff suffers from lung cancer. Final judgment was entered on February 9,

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2016. The plaintiff filed a notice of appeal to the U.S. Court of Appeals for the Ninth Circuit on March 9, 2016. The case has been stayed through March 27, 2017, pending a decision in Major, described above.

West Virginia IPIC

In re: Tobacco Litigation Individual Personal Injury Cases (Cir. Ct. Ohio County, W. Va., filed beginning in 1999), is a series of roughly 1,200 individual cases asserting claims against Philip Morris USA Inc., Lorillard Tobacco, RJR Tobacco, B&W and The American Tobacco Company based on alleged personal injuries. The cases were consolidated for a Phase I trial on various defense conduct issues, to be followed in Phase II by individual trials of remaining claims. On May 15, 2013, the Phase I jury found that defendants’ cigarettes were not defectively designed; defendants’ cigarettes were not defective due to a failure to warn before July 1, 1969; defendants were not negligent, did not breach warranties, and did not engage in conduct warranting punitive damages; and defendants’ ventilated filter cigarettes manufactured and sold between 1964 and July 1, 1969 were defective for a failure to instruct. In November 2014, the West Virginia Supreme Court affirmed the verdict. On June 8, 2015, the U.S. Supreme Court denied the plaintiffs’ petition for writ of certiorari. On the same date, the trial court issued an order finding that only 30 plaintiffs are alleged to have smoked ventilated filter cigarettes in the relevant period. On October 9, 2015, the trial court outlined the procedures for resolving the claims of the 30 Phase II plaintiffs, which claims will focus on whether plaintiffs blocked cigarette vents and, if so, whether blocking proximately caused their alleged injuries. Five cases were selected to be the first claims tried, and they were tentatively scheduled to be tried beginning on May 1, 2017. In June 2016, the court granted the defendants’ motion to compel and required the plaintiffs to file additional expert disclosures necessary to attempt to proceed with their claims. The court will set a revised discovery and trial schedule after the expert disclosures are tested for admissibility, and it pushed the tentative trial date to May 2018.

In addition to the foregoing claims, various plaintiffs in 1999 and 2000 asserted claims against retailers and distributors. Those claims were severed and stayed pending the outcome of Phase I. Also, 41 plaintiffs asserted smokeless tobacco claims against various smokeless manufacturers, including 14 claims against certain Reynolds Defendants. Those claims were severed from IPIC in 2001, and the plaintiffs took no action to prosecute the claims. They now seek to activate their smokeless claims. On January 25, 2017, the trial court denied the defendants’ motion to dismiss those claims as abandoned. The plaintiffs are now free to move forward with their claims.

Engle and Engle Progeny Cases

In July 1998, trial began in Engle v. R. J. Reynolds Tobacco Co., a then-certified class action filed in Circuit Court, Miami-Dade County, Florida, against U.S. cigarette manufacturers, including RJR Tobacco, B&W, Lorillard Tobacco, Philip Morris USA Inc., and others. The then-certified class consisted of Florida citizens and residents, and their survivors, who suffered from smoking-related diseases that first manifested between May 5, 1990, and November 21, 1996, and were caused by an addiction to cigarettes. In July 1999, the jury in Phase I found against RJR Tobacco, B&W, Lorillard Tobacco and the other defendants on common issues relating to the defendants’ conduct, general causation, the addictiveness of cigarettes, and entitlement to punitive damages.

On July 14, 2000, the jury in Phase II awarded the class a total of approximately $145 billion in punitive damages, which were apportioned $36.3 billion to RJR Tobacco, $17.6 billion to B&W, and $16.3 billion to Lorillard Tobacco. The defendants appealed.

On December 21, 2006, the Florida Supreme Court prospectively decertified the class and set aside the jury’s Phase II punitive damages award. But the court preserved certain of the jury’s Phase I findings, including that cigarettes can cause certain diseases, nicotine is addictive, and defendants placed defective cigarettes on the

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market, breached duties of care, concealed health-related information, and conspired. The court also authorized former class members to file individual lawsuits within one year, and it stated that the preserved findings would have res judicata effect in those actions.

In the year after the Florida Supreme Court’s Engle decision, putative class members filed thousands of individual actions against RJR Tobacco, B&W, Lorillard Tobacco, Philip Morris USA Inc., and the other Engle defendants, which actions commonly are referred to as Engle Progeny cases. As of December 31, 2016, 2,809 Engle Progeny cases were pending in state courts, and 13 Engle Progeny cases were pending in federal court against RJR Tobacco, B&W and/or Lorillard Tobacco. Those cases include claims by or on behalf of approximately 3,645 plaintiffs. As of December 31, 2016, RJR Tobacco also was aware of nine additional Engle Progeny cases that have been filed but not served. The number of pending cases fluctuates for a variety of reasons, including voluntary and involuntary dismissals. Voluntary dismissals include cases in which a plaintiff accepts an “offer of judgment,” referred to in Florida statutes as “proposals for settlement,” from RJR Tobacco, Lorillard Tobacco and/or RJR Tobacco’s affiliates and indemnitees. An offer of judgment, if rejected by the plaintiff, preserves RJR Tobacco’s and Lorillard Tobacco’s right to recover attorneys’ fees under Florida law in the event of a verdict favorable to RJR Tobacco or Lorillard Tobacco. Such offers are sometimes made through court-ordered mediations.

At the beginning of the Engle Progeny litigation, a central issue was the proper use of the preserved Engle findings. RJR Tobacco has argued that use of the Engle findings to establish individual elements of progeny claims (such as defect, negligence and concealment) is a violation of federal due process. In 2013, however, both the Florida Supreme Court and the U.S. Court of Appeals for the Eleventh Circuit, referred to as the Eleventh Circuit, rejected that argument. As noted below, the Eleventh Circuit, this time sitting en banc, recently heard argument on this issue again. In addition to this global due process argument, RJR Tobacco and Lorillard Tobacco raise many other factual and legal defenses as appropriate in each case. These defenses may include, among other things, arguing that the plaintiff is not a proper member of the Engle class, that the plaintiff did not rely on any statements by any tobacco company, that the trial was conducted unfairly, that some or all claims are preempted or barred by applicable statutes of limitation, or that any injury was caused by the smoker’s own conduct. In Hess v. Philip Morris USA Inc. and Russo v. Philip Morris USA Inc., decided on April 2, 2015, the Florida Supreme Court held that, in Engle Progeny cases, the defendants cannot raise a statute of repose defense to claims for concealment or conspiracy. On April 8, 2015, in Graham v. R. J. Reynolds Tobacco Co., the Eleventh Circuit held that federal law impliedly preempts use of the preserved Engle findings to establish claims for strict liability or negligence. On January 21, 2016, the Eleventh Circuit granted the plaintiff’s motion for rehearing en banc and vacated the panel decision. On March 23, 2016, the Eleventh Circuit requested briefing on the issues of whether plaintiff’s claims are preempted and, if not, whether the defendants’ due process rights are violated. Oral argument occurred on June 21, 2016. A decision is pending. On January 6, 2016, in Marotta v. R. J. Reynolds Tobacco Co., the Fourth DCA, disagreed with the Graham panel decision and held that federal law does not impliedly preempt any tort claims against cigarette manufacturers, including those of Engle Progeny plaintiffs. The Florida Supreme Court has accepted jurisdiction in Marotta, and oral argument occurred on November 1, 2016. A decision is pending.

In June 2009, Florida amended its existing bond cap statute by adding a $200 million bond cap that applied to all Engle Progeny cases in the aggregate. In May 2011, Florida removed the provision that would have allowed the bond cap to expire on December 31, 2012. The bond cap for any given individual Engle Progeny case varies depending on the number of judgments on appeal at a given time, but never exceeds $5 million per case for appeals within the Florida state court system. The legislation, which became effective in June 2009 and 2011, applied to judgments entered after the original 2009 effective date. Bills are pending in the Florida legislature that would repeal the $200 million bond cap applicable to Engle Progeny cases.

During 2015, RJR Tobacco and Lorillard Tobacco, together with Philip Morris USA Inc., settled virtually all of the Engle Progeny cases then pending against them in federal district court. The total amount of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

settlement was $100 million divided as follows: RJR Tobacco — $42.5 million; Philip Morris USA Inc. —$42.5 million; and Lorillard Tobacco — $15 million. The settlement covered more than 400 federal progeny cases but did not cover 12 federal progeny cases previously tried to verdict and currently pending on post-trial motions or appeal; and 2 federal progeny cases filed by different lawyers from the ones who negotiated the settlement for the plaintiffs. Between August 3, 2015 and January 4, 2016, RJR Tobacco and Philip Morris USA Inc. removed 39 Engle Progeny cases from state to federal courts in Florida. These cases were not part of the settlement described above and were all remanded back to state court.

One hundred twenty Engle Progeny cases have been tried in Florida state and federal courts since the beginning of 2014 through December 31, 2016, and additional state court trials are scheduled for 2017. Since the beginning of 2014 through December 31, 2016, RJR Tobacco or Lorillard Tobacco has paid judgments in 37 Engle Progeny cases. Those payments totaled $297.8 million and included $216.9 million for compensatory or punitive damages and $80.9 million for attorneys’ fees and statutory interest. In addition, accruals for compensatory and punitive damages and attorneys’ fees and statutory interest for Starr-Blundell, Buonomo, and Ward (for attorneys’ fees and interest only) were recorded in RAI’s consolidated balance sheet as of December 31, 2016. The following chart reflects the details of accrued compensatory and punitive damages related to Starr-Blundell and Buonomo.

Plaintiff Case Name	RJR Tobacco Allocation of Fault	Lorillard Tobacco Allocation of Fault	Compensatory Damages (as adjusted) (1)	Punitive Damages	Appeal Status
Starr-Blundell	10%	—	$50,000	$—	First DCA, per curiam, reversed and remanded its May 29, 2015 opinion to the trial court for reconsideration in light of the decision in Soffer
Buonomo	77.5%	—	4,060,000	25,000,000	Fourth DCA affirmed the amended final judgment, per curiam; RJR Tobacco’s motion for rehearing was denied on October 27, 2016; deadline for RJR Tobacco to file a petition for writ of certiorari with the U.S. Supreme Court is March 26, 2017

Totals			$4,110,000	$25,000,000

(1)	Compensatory damages are adjusted to reflect the reduction that may be required by the allocation of fault. Punitive damages are not adjusted and reflect the amount of the final judgment(s) signed by the trial court judge(s). The amounts listed above do not include attorneys’ fees or statutory interest of approximately $13.3 million or approximately $1.6 million in attorneys’ fees and statutory interest in Ward.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

The following chart lists judgments in all other individual Engle Progeny cases pending as of December 31, 2016, in which a verdict or judgment has been returned against RJR Tobacco, B&W, and/or Lorillard Tobacco and the verdict or judgment has not been set aside on appeal. No liability for any of these cases has been recorded in RAI’s consolidated balance sheet as of December 31, 2016. This chart does not include the mistrials or verdicts returned in favor of RJR Tobacco, B&W, and/or Lorillard Tobacco.

Plaintiff Case Name	RJR Tobacco Allocation of Fault	Lorillard Tobacco Allocation of Fault	Compensatory Damages (as adjusted) (1)		Punitive Damages	Appeal Status
Putney	30%	—	$—		$2,500,000	Fourth DCA reinstated the punitive damages awards of $2.5 million each against RJR Tobacco and the remaining defendant; court’s opinion that previously granted remittitur of the compensatory damages awards still stands; remanded to trial court for further proceedings
Andy Allen	24%	—	2,475,000		7,756,000	Pending – First DCA
Calloway	27%	18%	—		—	Fourth DCA granted rehearing en banc and substituted a new opinion, ordered a new trial based on improper argument; the plaintiff filed a notice to invoke the discretionary jurisdiction of the Florida Supreme Court on October 21, 2016; decision is pending
James Smith	55%	—	600,000	(2)	20,000	Pending – Eleventh Circuit
Evers	60%	9%	2,950,000		12,360,000	Second DCA reinstated punitive damage award of $12.36 million the trial court had set aside; the verdict was reinstated on remand; a subsequent appeal is pending in the Second DCA
Schoeff	75%	—	7,875,000		—	Pending – Florida Supreme Court
Marotta	58%	—	3,480,000		—	Pending – Florida Supreme Court
Searcy	30%	—	500,000	(2)	1,670,000	Pending – Eleventh Circuit
Earl Graham	20%	—	550,000		—	Eleventh Circuit held that federal law impliedly preempts claims for strict liability and negligence based on the defect and negligence findings from Engle; plaintiff’s motion for rehearing en banc was granted; oral argument occurred on June 21, 2016; decision is pending
Skolnick	30%	—	—		—	Fourth DCA set aside judgment and ordered a partial new trial

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Plaintiff Case Name	RJR Tobacco Allocation of Fault	Lorillard Tobacco Allocation of Fault	Compensatory Damages (as adjusted) (1)		Punitive Damages	Appeal Status
Grossman	75%	—	11,514,000		22,500,000	Fourth DCA ordered award of compensatory damages reduced to reflect comparative fault, but otherwise affirmed; RJR Tobacco filed a motion for rehearing on February 6, 2017; decision is pending
Gafney	33%	33%	—		—	Fourth DCA reversed the judgment and remanded for a new trial; Florida Supreme Court declined to accept jurisdiction; new trial has not been scheduled
Burkhart	25%	10%	3,500,000	(2)	1,750,000	Pending – Eleventh Circuit
Bakst (Odom)	75%	—	—		—	Fourth DCA reversed the judgment of the trial court and remanded the case for a new trial on damages only; motion for rehearing was filed on January 9, 2017
Robinson	71%	—	16,900,000		16,900,000	Pending – First DCA
Harris	15%	10%	1,100,000	(2)	—	Post-trial motions are pending (3)
Irimi	15%	15%	—		—	Pending – Fourth DCA
Lourie	3%	7%	137,000		—	Second DCA affirmed the final judgment; defendants filed a notice to invoke the discretionary jurisdiction of the Florida Supreme Court on September 8, 2016; Florida Supreme Court stayed proceedings pending disposition of Marotta
Kerrivan	31%	—	6,046,660	(2)	9,600,000	Post-trial motions are pending (3)
Schleider	70%	—	14,700,000		—	Pending – Third DCA
Perrotto	20%	6%	1,063,000		—	Plaintiff’s motion for a new trial granted as to punitive damages; new trial scheduled for June 5, 2017
Ellen Gray	50%	—	3,000,000		—	Post-trial motions are pending (3)
Sowers	50%	—	2,125,000		—	Post-trial motions are pending (3)
Caprio	20%	10%	167,700		—	Appeal in the Fourth DCA dismissed; pending in trial court
Zamboni	30%	—	102,000		—	Final judgment has not been entered

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Plaintiff Case Name	RJR Tobacco Allocation of Fault	Lorillard Tobacco Allocation of Fault	Compensatory Damages (as adjusted) (1)		Punitive Damages	Appeal Status
Pollari	43%	—	4,250,000		1,500,000	Pending – Fourth DCA
Gore	23%	—	460,000		—	Pending – Fourth DCA
Ryan	65%	—	13,975,000		25,000,000	Pending – Fourth DCA
Hardin	13%	—	100,880		—	Third DCA remanded the case for a new trial on punitive damages for the non-intentional tort claims; new trial has not been scheduled
McCoy	25%	20%	670,000		6,000,000	Pending – Fourth DCA
Block	50%	—	463,000		800,000	Pending – Fourth DCA
Lewis	25%	—	187,500		—	Pending – Fifth DCA
Cooper	40%	—	1,200,000		—	Pending – Fourth DCA
Duignan	30%	—	2,690,000	(2)	2,500,000	Pending – Second DCA
O’Hara	85%	—	14,700,000		20,000,000	Pending – First DCA
Marchese	22.5%	—	225,000		250,000	Pending – Fourth DCA
Barbose	42.5%	—	5,000,000	(2)	500,000	Pending – Second DCA
Monroe	58%	—	6,380,000		—	Pending – First DCA
Ledoux	47%	—	5,000,000	(2)	12,500,000	Pending – Third DCA
Ewing	2%	—	4,800		—	Post-trial motions denied; final judgment has not been entered
Ahrens	44%	—	5,800,000	(2)	2,500,000	Pending – Second DCA
Turner	80%	—	2,400,000		10,000,000	Pending – Fourth DCA
Enochs	66%	—	13,860,000		6,250,000	Pending – Fourth DCA
Dion	75%	—	12,000,000	(2)	30,000	Pending – Second DCA
Nally	75%	—	6,000,000	(2)	12,000,000	Pending – Second DCA
McCabe	30%	—	1,500,000		6,500,000	Post-trial motions are pending (3)
Sermons	5%	—	3,250		17,075	Post-trial motions are pending (3)
Mathis	55%	—	5,000,000	(2)	—	Pending – Third DCA
Oshinsky-Blacker	25%	—	1,539,000		2,000,000	Post-trial motions are pending (3)
Sherry Smith	65%	—	3,000,000	(2)	—	Pending – Fifth DCA
Prentice	40%	—	2,560,000		—	Post-trial motions are pending (3)
Konzelman	85%	—	7,476,000		20,000,000	Pending – Fourth DCA
Ledo	49%	—	2,940,000		—	Post-trial motions are pending (3)
Johnston	90%	—	6,750,000		14,000,000	Post-trial motions are pending (3)
Howles	50%	—	2,000,000		3,000,000	Pending – Fourth DCA
Ford	15%	—	153,430		—	Post-trial motions are pending (3)
Martin	22%	—	1,190,400		200,000	Post-trial motions are pending (3)
Pardue	50%	—	3,923,000	(2)	6,750,000	Post-trial motions are pending (3)

Totals			$212,186,620		$227,353,075

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(1)	Unless otherwise noted, compensatory damages in these cases are adjusted to reflect the jury’s allocation of comparative fault. Punitive damages are not so adjusted. The amounts listed above do not include attorneys’ fees or statutory interest that may apply to the judgments and such fees and interest may be material.
(2)	The court did not apply comparative fault in the final judgment.
(3)	Should the pending post-trial motions be denied, RJR Tobacco will likely file a notice of appeal with the appropriate appellate court.

As reflected in the preceding chart, as of December 31, 2016, verdicts or judgments in favor of Engle Progeny plaintiffs have been entered and remain outstanding against RJR Tobacco or Lorillard Tobacco totaling $212,186,620 in compensatory damages (as adjusted) and $227,353,075 in punitive damages, which is a combined total of $439,539,695. These verdicts or judgments are at various stages in the post-trial or appellate process. RJR Tobacco believes that RJR Tobacco and Lorillard Tobacco have valid defenses in these cases, including case-specific issues beyond the due process issue discussed above, and, as described in more detail above in “— Accounting for Tobacco-Related Litigation Contingencies,” RJR Tobacco and its affiliates vigorously defend smoking and health claims, including Engle Progeny cases.

Should RJR Tobacco or Lorillard Tobacco not prevail in any particular individual Engle Progeny case or determine that in any individual Engle Progeny case an unfavorable outcome has become probable and the amount can be reasonably estimated, a loss would be recognized, which could have a material adverse effect on the results of operations, cash flows and financial position of RAI. This position on loss recognition for Engle Progeny cases as of December 31, 2016, is consistent with RAI’s and RJR Tobacco’s historic position on loss recognition for other smoking and health litigation. It is the policy of RJR Tobacco to record any loss concerning litigation at such time as an unfavorable outcome becomes probable and the amount can be reasonably estimated on an individual case-by-case basis.

Below is a description of the Engle Progeny cases against RJR Tobacco, B&W, and/or Lorillard Tobacco that went to trial or were decided during the period from January 1, 2016 to December 31, 2016, or remained on appeal as of December 31, 2016, listed chronologically by the date of the verdict. In each case, the plaintiff: (1) alleged that the smoker was addicted to nicotine in cigarettes and, as a result of that addiction, suffered or died from one or more smoking-related diseases; (2) asserted claims based on theories of negligence, strict liability, and intentional tort; and (3) sought to recover unspecified compensatory damages, as well as attorneys’ fees and costs. The plaintiffs in most, but not all, cases also sought to recover punitive damages.

On April 13, 2010, in Putney v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury in Phase I of the trial returned a verdict for the plaintiff. On April 26, 2010, the jury in Phase II of the trial found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $15.1 million in compensatory damages; found the decedent 35% at fault, RJR Tobacco 30% at fault and the remaining defendants collectively 35% at fault; and awarded $2.5 million in punitive damages against each of RJR Tobacco and one of the remaining defendants. In August 2010, the trial court entered final judgment against RJR Tobacco in the amount of $4.5 million in compensatory damages and $2.5 million in punitive damages. In December 2010, the trial court entered an amended final judgment to provide that interest would run from April 26, 2010. In June 2013, the Fourth DCA held that the trial court erred in denying the defendants’ motion for remittitur of the compensatory damages for loss of consortium and in striking the defendants’ statute of repose affirmative defenses. As a result, the Fourth DCA reversed and remanded for further proceedings. After its April 2, 2015, ruling in Hess v. Philip Morris USA Inc. that Engle Progeny defendants cannot raise a statute of repose defense to claims for concealment or conspiracy, the Florida Supreme Court, on February 1, 2016, accepted jurisdiction in Putney, quashed the Fourth DCA’s decision and reinstated the verdict. On March 15, 2016, the Florida Supreme Court granted the defendants’ motion for clarification in an order stating that remand was for reconsideration only on the issue of the statute of repose. On August 31, 2016, the Fourth DCA entered a new opinion following remand from the Florida Supreme Court. The court reinstated the punitive damages awards of $2.5 million each

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

against RJR Tobacco and the remaining defendant. The court’s opinion that previously granted remittitur of the compensatory damages awards still stands. The matter is remanded to the trial court for further proceedings.

On April 21, 2010, in Grossman v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), the jury, in Phase I of a retrial that followed a mistrial, returned a verdict for the plaintiff. On April 29, 2010, the jury in Phase II of the retrial found for the plaintiff on the strict liability claim and for RJR Tobacco on the negligence, warranty, and intentional tort claims; awarded $1.9 million in compensatory damages; found RJR Tobacco 25% at fault, the decedent 70% at fault, and the decedent’s spouse 5% at fault; and did not reach the issue of entitlement to punitive damages. In June 2010, the trial court entered final judgment against RJR Tobacco in the amount of approximately $484,000 in compensatory damages. In June 2012, the Fourth DCA affirmed the trial court’s judgment, but remanded for a new trial on all Phase II issues. On July 31, 2013, the jury in the second retrial found for the plaintiff on the intentional tort claims, awarded $15.35 million in compensatory damages, found the decedent 25% at fault and RJR Tobacco 75% at fault, and awarded $22.5 million in punitive damages. The trial court entered final judgment in August 2013 and did not include a reduction for comparative fault. RJR Tobacco appealed, posted a supersedeas bond in the amount of $5 million, and the plaintiff cross appealed. On January 4, 2017, the Fourth DCA ordered the award of compensatory damages be reduced to reflect the comparative fault allocation assigned by the jury, but otherwise affirmed the final judgment. RJR Tobacco filed a motion for rehearing on February 6, 2017. A decision is pending.

On May 20, 2010, in Buonomo v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $5.2 million in compensatory damages; found RJR Tobacco 77.5% at fault and the decedent 22.5% at fault; and awarded $25 million in punitive damages. In accordance with a Florida statute, the trial court later reduced the punitive damage award to $15.7 million — three times the compensatory damages award of $5.2 million and entered final judgment in the amount of $4.06 million in compensatory damages and $15.7 million in punitive damages. In September 2013, the Fourth DCA affirmed the judgment and damages award to the plaintiff on strict liability and negligence, held that the trial court was not bound to hold punitive damages at three times compensatory damages, and reversed the judgment entered for the plaintiff on the claims for fraudulent concealment and conspiracy to commit fraud by concealment due to the erroneous striking of RJR Tobacco’s statute of repose defense. As a result, the punitive damages award was set aside and remanded for a new trial. In October 2014, the trial court found that the original $25 million punitive damages award was not excessive and would be reinstated if the plaintiff prevails on the repose issue and, in April 2015, entered an amended judgment against RJR Tobacco in the amount of approximately $29.1 million from which RJR Tobacco appealed. After its April 2, 2015, ruling in Hess v. Philip Morris USA Inc. that Engle Progeny defendants cannot raise a statute of repose defense to claims for concealment or conspiracy, the Florida Supreme Court, on January 26, 2016, accepted jurisdiction in Buonomo, quashed the Fourth DCA’s decision, and reinstated the jury verdict. RJR Tobacco’s motion for clarification was denied on March 21, 2016. In the appeal of the amended final judgment, on September 22, 2016, the Fourth DCA affirmed the amended final judgment, per curiam. RJR Tobacco’s motion for rehearing was denied in October 2016. The deadline for RJR Tobacco to file a petition for writ of certiorari with the U.S. Supreme Court is March 26, 2017.

On October 15, 2010, in Frazier v. Philip Morris USA Inc. (Cir. Ct. Miami-Dade County, Fla., filed 2007), a case now known as Russo v. Philip Morris USA Inc., a jury found for the defendants based on the statute of limitations. In February 2011, the trial court entered final judgment for the defendants. In April 2012, the Third DCA reversed the trial court’s judgment, directed entry of judgment in the plaintiff’s favor and ordered a new trial. On April 2, 2015, the Florida Supreme Court, in its ruling in Hess v. Philip Morris USA Inc., approved the decision of the Third DCA. On April 23, 2015, the jury found for the defendants, including RJR Tobacco, on the issue of addiction causation, and the trial court entered final judgment for the defendants in May 2015. In June 2015, the plaintiff appealed to the Third DCA, and the defendants cross appealed. On October 19, 2016, the Third DCA affirmed the final judgment of the trial court. The plaintiff did not seek further review.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

On April 26, 2011, in Andy Allen v. R. J. Reynolds Tobacco Co. (Cir. Ct. Duval County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $6 million in compensatory damages; found RJR Tobacco 45% at fault, the decedent 40% at fault, and the remaining defendant 15% at fault; and awarded $17 million in punitive damages against each defendant. The trial court entered final judgment against RJR Tobacco in the amount of $19.7 million in May 2011 and, in October 2011, entered a remittitur of the punitive damages to $8.1 million. In May 2013, the First DCA reversed and remanded the case for a new trial. On November 24, 2014, the jury in the retrial found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $3.1 million in compensatory damages; found the decedent 70% at fault, RJR Tobacco 24% at fault, and the remaining defendant to be 6% at fault; and found that the plaintiff was entitled to punitive damages. On November 26, 2014, the jury awarded approximately $7.75 million in punitive damages against each defendant. In August 2015, the trial court entered final judgment against RJR Tobacco and the remaining defendant, jointly and severally, in the amount of approximately $3.1 million in compensatory damages and $7.75 million in punitive damages from each defendant. In September 2015, the defendants filed a notice of appeal to the First DCA, and RJR Tobacco posted a supersedeas bond in the amount of approximately $2.5 million. Oral argument occurred on November 2, 2016. A decision is pending.

On May 17, 2012, in Calloway v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $20.5 million in compensatory damages; found the decedent 20.5% at fault, RJR Tobacco 27% at fault, Lorillard Tobacco 18% at fault, and the remaining defendants collectively 34.5% at fault; and found that the plaintiff was entitled to punitive damages. On May 31, 2012, the jury awarded punitive damages in the amount of $17.25 million against RJR Tobacco, $12.6 million against Lorillard Tobacco, and $25 million collectively against the remaining defendants. The trial court later determined that the jury’s apportionment of comparative fault did not apply to the compensatory damages award and, in August 2012, entered final judgment. On January 6, 2016, the Fourth DCA reversed the fraudulent concealment and conspiracy claims, reversed the punitive damages award, and remanded the case for a new trial on those issues. On September 23, 2016, the Fourth DCA, sitting en banc, reversed the judgment in its entirety and remanded the case for a new trial. The new trial has not been scheduled. The plaintiff filed a notice to invoke the discretionary jurisdiction of the Florida Supreme Court on October 21, 2016. A decision is pending.

On October 17, 2012, in James Smith v. R. J. Reynolds Tobacco Co. (U.S.D.C. M.D. Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $600,000 in compensatory damages; found the decedent 45% at fault and RJR Tobacco 55% at fault; and found that the plaintiff was entitled to punitive damages. On October 18, 2012, the jury awarded $20,000 in punitive damages. The trial court entered final judgment against RJR Tobacco in the amount of $620,000. RJR Tobacco appealed to the Eleventh Circuit and posted a supersedeas bond in the amount of approximately $620,000. Oral argument occurred on October 17, 2014. A decision is pending.

On February 11, 2013, in Evers v. R. J. Reynolds Tobacco Co. (Cir. Ct. Hillsborough County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $3.23 million in compensatory damages; found the decedent 31% at fault, RJR Tobacco 60% at fault and Lorillard Tobacco 9% at fault; and found that the plaintiff was entitled to punitive damages from RJR Tobacco but not from Lorillard Tobacco. On February 12, 2013, the jury awarded $12.36 million in punitive damages against RJR Tobacco. In March 2013, the trial court granted the defendants’ post-trial motions for directed verdict on fraudulent concealment, conspiracy and punitive damages and set aside the $12.36 million punitive damages award. The trial court entered final judgment in the amount of $1.77 million against RJR Tobacco and approximately $266,000 against Lorillard Tobacco. On November 6, 2015, the Second DCA concluded that the trial court erred in granting the defendants’ motion for directed verdict on claims for fraud by concealment and conspiracy to commit fraud by concealment, and reversed and reinstated the jury’s verdict on those two claims. As a result, the punitive damages award was reinstated. On remand, the jury’s verdict was reinstated. On

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

March 14, 2016, the trial court entered an amended final judgment against RJR Tobacco in the amount of $2.95 million in compensatory damages and $12.36 million in punitive damages. In April 2016, RJR Tobacco appealed to the Second DCA and posted a supersedeas bond in the amount of $5 million. Oral argument occurred on February 7, 2017. A decision is pending.

On February 13, 2013, in Schoeff v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $10.5 million in compensatory damages; found the decedent 25% at fault and RJR Tobacco 75% at fault; and found that the plaintiff was entitled to punitive damages. On February 14, 2013, the jury awarded $30 million in punitive damages. In April 2013, the trial court entered final judgment against RJR Tobacco in the amount of $7.88 million in compensatory damages and $30 million in punitive damages. On November 4, 2015, the Fourth DCA reversed the punitive damages portion of the final judgment and remanded the case to the trial court, directing the trial court to grant RJR Tobacco’s motion for remittitur and, if RJR Tobacco does not agree with the remitted amount, to hold a new trial on punitive damages. On May 26, 2016, the Florida Supreme Court accepted jurisdiction of the case. Oral argument is scheduled for March 8, 2017.

On March 20, 2013, in Marotta v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), the jury, in a retrial following a mistrial, found for the plaintiff on the strict liability claim and for RJR Tobacco on the negligence and intentional tort claims, awarded $6 million in compensatory damages, found the decedent 42% at fault and RJR Tobacco 58% at fault, and did not reach the issue of entitlement to punitive damages. The trial court later entered final judgment against RJR Tobacco in the amount of $3.48 million. On January 6, 2016, the Fourth DCA affirmed, disagreeing with the Eleventh Circuit panel decision in Graham, discussed below, regarding whether the plaintiff’s claims are preempted. On March 8, 2016, the Florida Supreme Court accepted jurisdiction of the case. Oral argument occurred on November 1, 2016. A decision is pending.

On April 1, 2013, in Searcy v. R. J. Reynolds Tobacco Co. (U.S.D.C. M.D. Fla., filed 2008), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $6 million in compensatory damages; found the decedent 40% at fault, RJR Tobacco 30% at fault and the remaining defendant 30% at fault; and awarded $10 million in punitive damages against each defendant. The trial court later entered final judgment against RJR Tobacco in the amount of $6 million in compensatory damages and $10 million in punitive damages. In September 2013, the trial court granted the defendants’ motion for a new trial, or in the alternative, reduction or remittitur of the damages awarded to the extent it sought remittitur of the damages. The compensatory damage award was remitted to $1 million, and the punitive damage award was remitted to $1.67 million against each defendant. The plaintiff filed a notice of acceptance of remittitur in November 2013, and the trial court issued an amended final judgment. The defendants appealed to the Eleventh Circuit, and RJR Tobacco posted a supersedeas bond in the amount of approximately $2.2 million. Oral argument occurred on October 17, 2014. A decision is pending.

On May 2, 2013, in David Cohen v. R. J. Reynolds Tobacco Co. (Cir. Ct. Palm Beach County, Fla., filed 2007), a jury found for the plaintiff on the negligence and strict liability claims and for the defendants on the intentional tort claims; awarded $2.06 million in compensatory damages; found the decedent 40% at fault, RJR Tobacco 30% at fault, Lorillard Tobacco 20% at fault and the remaining defendant 10% at fault; and did not reach the issue of entitlement to punitive damages. In May 2013, the trial court entered final judgment against RJR Tobacco in the amount of $617,000 and against Lorillard Tobacco in the amount of approximately $411,000. In July 2013, the court granted the defendants’ motion for a new trial due to the plaintiff’s improper arguments during closing. The new trial date has not been scheduled. The plaintiff filed a notice of appeal to the Fourth DCA, and the defendants filed a notice of cross appeal. On September 7, 2016, the Fourth DCA affirmed the trial court’s order granting RJR Tobacco’s motion for a new trial. The plaintiff filed a notice to invoke the discretionary jurisdiction of the Florida Supreme Court on October 10, 2016. A decision is pending.

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On May 23, 2013, in Earl Graham v. R. J. Reynolds Tobacco Co. (U.S.D.C. M.D. Fla., filed 2008), a jury found for the plaintiff on the negligence and strict liability claims and for the defendants on the intentional tort claims; awarded $2.75 million in compensatory damages; found the decedent 70% at fault, RJR Tobacco 20% at fault, and the remaining defendant 10% at fault, and did not reach the issue of entitlement to punitive damages. In May 2013, the trial court entered final judgment against RJR Tobacco in the amount of $550,000. On April 8, 2015, the Eleventh Circuit reversed and ordered entry of judgment for RJR Tobacco. The Eleventh Circuit held that federal law impliedly preempts claims for strict liability and negligence based on the defect and negligence findings from Engle. On January 21, 2016, the plaintiff’s motion for rehearing en banc was granted, and the panel’s decision was vacated. On March 23, 2016, the Eleventh Circuit requested briefing on the issues of whether plaintiff’s claims are preempted and, if not, whether the defendants’ due process rights are violated. Oral argument occurred on June 21, 2016. A decision is pending.

On June 4, 2013, in Starr-Blundell v. R. J. Reynolds Tobacco Co. (Cir. Ct. Duval County, Fla., filed 2007), a jury found for the plaintiff on the negligence and strict liability claims and for the defendants on the intentional tort claims; awarded $500,000 in compensatory damages; found the decedent 80% at fault, RJR Tobacco 10% at fault and the remaining defendant 10% at fault; and did not reach the issue of entitlement to punitive damages. In November 2013, the trial court entered final judgment in the amount of $50,000 against each defendant. On May 29, 2015, the First DCA affirmed the final judgment of the trial court, per curiam. On June 29, 2015, the plaintiff filed a notice to invoke the discretionary jurisdiction of the Florida Supreme Court. On May 24, 2016, the Florida Supreme Court accepted jurisdiction of the case, quashed the decision of the First DCA, and remanded the case for reconsideration in light of Soffer. On September 6, 2016, the First DCA, per curiam, reversed and remanded its May 29, 2015 opinion to the trial court for reconsideration in light of the decision in Soffer. The trial court is considering the parties’ submissions regarding next steps in the case.

On June 14, 2013, in Skolnick v. R. J. Reynolds Tobacco Co. (Cir. Ct. Palm Beach County, Fla., filed 2007), a jury found for the plaintiff on the negligence and strict liability claims and for the defendants on the intentional tort claims; awarded $2.56 million in compensatory damages; found the decedent 40% at fault, RJR Tobacco 30% at fault and the remaining defendant 30% at fault; and did not reach the issue of entitlement to punitive damages. In July 2013, the trial court entered final judgment against RJR Tobacco in the amount of $766,500. On July 15, 2015, the Fourth DCA set aside the judgment and ordered a partial new trial finding that the strict liability and negligence claims, on which the plaintiff had prevailed, were barred by a prior settlement entered into by the plaintiff in a separate action. The Fourth DCA also held that the plaintiff’s concealment and conspiracy claims, on which the defendants had prevailed, must be re-tried due to an erroneous jury instruction on the statute of repose. The new trial has not been scheduled.

On September 20, 2013, in Gafney v. R. J. Reynolds Tobacco Co. (Cir. Ct. Palm Beach County, Fla., filed 2007), a jury found for the plaintiff on the negligence and strict liability claims and for the defendants on the intentional tort claims; awarded $5.8 million in compensatory damages; found the decedent 34% at fault, RJR Tobacco 33% at fault and Lorillard Tobacco 33% at fault; and did not reach the issue of entitlement to punitive damages. In September 2013, the trial court entered final judgment against RJR Tobacco in the amount of $1.9 million and against Lorillard Tobacco in the amount of $1.9 million. On March 23, 2016, the Fourth DCA reversed the judgment of the trial court and remanded for a new trial due to improper comments made to the jury during plaintiff’s counsel’s closing arguments. In August 2016, the Florida Supreme Court declined to accept jurisdiction of the case. The new trial has not been scheduled.

On February 27, 2014, in Banks v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury found for the plaintiff on the negligence and strict liability claims and for the defendants on the intentional tort claims; awarded $0 in compensatory damages; found the decedent 85% at fault, RJR Tobacco 15% at fault, and the remaining defendant 0% at fault; and did not reach the issue of entitlement to punitive damages. In May 2014, the trial court entered final judgment in favor of RJR Tobacco and the other defendant. The plaintiff

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appealed to the Fourth DCA, and the defendants cross appealed. On October 20, 2016, the Fourth DCA affirmed the judgment of the trial court, per curiam. The plaintiff did not seek further review.

On May 15, 2014, in Burkhart v. R. J. Reynolds Tobacco Co. (U.S.D.C. M.D. Fla., filed 2008), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $5 million in compensatory damages; found the plaintiff 50% at fault, RJR Tobacco 25% at fault, Lorillard Tobacco 10% at fault and the remaining defendant 15% at fault; and found that the plaintiff was entitled to punitive damages. On May 16, 2014, the jury awarded punitive damages of $1.25 million against RJR Tobacco, $500,000 against Lorillard Tobacco, and $750,000 against the remaining defendant. In June 2014, the trial court entered final judgment without a reduction for comparative fault. The defendants appealed to the Eleventh Circuit. Oral argument occurred on September 29, 2015. A decision is pending.

On June 23, 2014, in Bakst v. R. J. Reynolds Tobacco Co. (Cir. Ct. Palm Beach County, Fla., filed 2007), a case now known as Odom v. R. J. Reynolds Tobacco Co., a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded approximately $6 million in compensatory damages; found the decedent 25% at fault and RJR Tobacco 75% at fault; and found that the plaintiff was entitled to punitive damages. On June 23, 2014, the jury awarded $14 million in punitive damages. The trial court later entered final judgment against RJR Tobacco in the amount of $4.5 million in compensatory damages and $14 million in punitive damages. RJR Tobacco appealed to the Fourth DCA and posted a supersedeas bond in the amount of $5 million. On November 30, 2016, the Fourth DCA reversed the trial court’s judgment and remanded the case with directions that the trial court grant the motion for remittitur or order a new trial on damages only. RJR Tobacco filed a motion for rehearing on January 9, 2017, requesting that the Fourth DCA grant rehearing or withdraw the section of its opinion addressing the propriety of the plaintiff’s closing argument or grant rehearing en banc on the improper argument issue. A decision is pending.

On July 17, 2014, in Robinson v. R. J. Reynolds Tobacco Co. (Cir. Ct. Escambia County, Fla., filed 2008), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $16.9 million in compensatory damages; found the decedent 29.5% at fault and RJR Tobacco 70.5% at fault; and found that the plaintiff was entitled to punitive damages. On July 18, 2014, the jury awarded $23.6 billion in punitive damages. In July 2014, the trial court entered partial judgment on compensatory damages against RJR Tobacco in the amount of $16.9 million. On January 27, 2015, the trial court remitted the punitive damages award to approximately $16.9 million. In February 2015, RJR Tobacco filed an objection to the remitted award of punitive damages and a demand for a new trial on damages. The trial court granted a new trial on the amount of punitive damages only. The new trial on punitive damages has been stayed pending RJR Tobacco’s appeal to the First DCA of the partial judgment of compensatory damages and of the order granting a new trial on the amount of punitive damages only. RJR Tobacco posted a supersedeas bond in the amount of $5 million. Briefing on the merits is complete. Oral argument occurred on May 24, 2016. A decision is pending.

On July 31, 2014, in Harris v. R. J. Reynolds Tobacco Co. (U.S.D.C. M.D. Fla., filed 2008), a jury found for the plaintiff on the negligence and strict liability claims and for the defendants on the intentional tort claims; awarded $400,000 in compensatory damages for the wrongful death claim and $1.3 million in compensatory damages for the survival claim; allocated fault to the decedent (60% survival/70% wrongful death), RJR Tobacco (15% survival/10% wrongful death), Lorillard Tobacco (10% survival/10% wrongful death), and the remaining defendant (15% survival/10% wrongful death), and found that the plaintiff was not entitled to punitive damages. In December 2014, the trial court entered final judgment. Post-trial motions are pending, but in April 2015, the court stayed all post-trial proceedings pending resolution of the petition for en banc consideration in Graham, described above.

On August 27, 2014, in Wilcox v. R. J. Reynolds Tobacco Co. (Cir. Ct. Miami-Dade County, Fla., filed 2008), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded

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$7 million in compensatory damages; found the decedent 30% at fault and RJR Tobacco 70% at fault; and found that the plaintiff was entitled to punitive damages. On August 28, 2014, the jury awarded $8.5 million in punitive damages. In September 2014, final judgment was entered against RJR Tobacco in the amount of $4.9 million in compensatory damages and $8.5 million in punitive damages. RJR Tobacco appealed to the Third DCA and posted a supersedeas bond in the amount of $5 million. On July 27, 2016, the Third DCA affirmed the final judgment, per curiam. After further evaluation of the case, RJR Tobacco paid approximately $17 million in satisfaction of the judgment on October 27, 2016.

On August 28, 2014, in Irimi v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and certain intentional tort claims and for one or more defendants on certain intentional tort claims; awarded approximately $3.1 million in compensatory damages; found the decedent 70% at fault, RJR Tobacco 14.5% at fault, Lorillard Tobacco 14.5% at fault and the remaining defendant 1% at fault; and did not reach the issue of entitlement to punitive damages. The trial court entered final judgment against each of RJR Tobacco and Lorillard Tobacco in the amount of approximately $453,000 and against the remaining defendant in the amount of approximately $31,000. On January 29, 2015, the court granted the defendants’ motion for a new trial. The plaintiff appealed to the Fourth DCA, and the defendants cross appealed. Briefing is complete. Oral argument has not been scheduled.

On October 10, 2014, in Lourie v. R. J. Reynolds Tobacco Co. (Cir. Ct. Hillsborough County, Fla., filed 2007), a jury found for the plaintiff on the negligence and strict liability claims and for the defendants on the intentional tort claims; awarded approximately $1.37 million in compensatory damages; found the decedent 63% at fault, RJR Tobacco 3% at fault, Lorillard Tobacco 7% at fault and the remaining defendant 27% at fault; and found that the plaintiff was not entitled to punitive damages. The trial court later entered final judgment. The defendants appealed to the Second DCA in November 2014. RJR Tobacco posted a supersedeas bond in the amount of approximately $41,000, and Lorillard Tobacco posted a supersedeas bond in the amount of $96,000. On August 10, 2016, the Second DCA affirmed the final judgment. The defendants filed a notice to invoke the discretionary jurisdiction of the Florida Supreme Court on September 8, 2016. On September 9, 2016, the Florida Supreme Court stayed proceedings pending disposition of Marotta v. R. J. Reynolds Tobacco Co., described above.

On October 20, 2014, in Kerrivan v. R. J. Reynolds Tobacco Co. (U.S.D.C. M.D. Fla., filed 2008), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $15.8 million in compensatory damages; found the plaintiff 19% at fault, RJR Tobacco 31% at fault and the remaining defendant 50% at fault; and found that the plaintiff was entitled to punitive damages. On October 22, 2014, the jury awarded $9.6 million in punitive damages against RJR Tobacco and $15.7 million against the remaining defendant. In November 2014, the trial court entered final judgment. RJR Tobacco filed its post-trial motions on December 11, 2014. In May 2015, the trial court deferred briefing and directed the parties to notify the court when the mandate has been issued in Graham or Searcy, described above.

On November 5, 2014, in Bishop v. R. J. Reynolds Tobacco Co. (Cir. Ct. Orange County, Fla., filed 2007), a jury found that the decedent was not a class member, which resulted in a verdict for the defendants, including RJR Tobacco. In November 2014, the trial court entered final judgment. The plaintiff appealed to the Fifth DCA, and the defendants cross appealed. On September 27, 2016, the Fifth DCA affirmed the final judgment, per curiam. The plaintiff did not seek further review.

On November 18, 2014, in Schleider v. R. J. Reynolds Tobacco Co. (Cir. Ct. Miami-Dade County, Fla., filed 2008), a jury found for the plaintiff on the negligence, strict liability, and certain intentional tort claims and for RJR Tobacco on certain intentional tort claims, awarded $21 million in compensatory damages, found the decedent 30% at fault and RJR Tobacco 70% at fault, and found that the plaintiff was not entitled to punitive

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damages. In June 2015, the trial court entered final judgment against RJR Tobacco in the amount of $14.7 million. RJR Tobacco appealed to the Third DCA and posted a supersedeas bond in the amount of $5 million. Briefing is underway.

On November 21, 2014, in Perrotto v. R. J. Reynolds Tobacco Co. (Cir. Ct. Palm Beach County, Fla., filed 2007), a jury found for the plaintiff on the negligence and strict liability claims and for the defendants on the intentional tort claims; awarded $4.1 million in compensatory damages; found the decedent 49% at fault, RJR Tobacco 20% at fault, Lorillard Tobacco 6% at fault and the remaining defendant 25% at fault; and did not reach the issue of entitlement to punitive damages. Final judgment was entered against RJR Tobacco in the amount of approximately $818,000 and against Lorillard Tobacco in the amount of approximately $245,000. In May 2016, the court granted the plaintiff’s motion for a new trial on punitive damages but denied it in all other respects. The new trial is scheduled to begin June 5, 2017.

On December 19, 2014, in Haliburton v. R. J. Reynolds Tobacco Co. (Cir. Ct. Palm Beach County, Fla., filed 2008), a jury found that the plaintiff’s claims were time-barred, which resulted in a verdict for RJR Tobacco. On April 14, 2015, the trial court entered final judgment in favor of RJR Tobacco. The plaintiff appealed to the Fourth DCA, and RJR Tobacco cross appealed. Briefing is complete. On December 1, 2016, the Fourth DCA entered an order dispensing with oral argument. A decision is pending.

On January 29, 2015, in Ellen Gray v. R. J. Reynolds Tobacco Co. (U.S.D.C. M.D. Fla., filed 2008), a jury found for the plaintiff on the negligence and strict liability claims and for RJR Tobacco on the intentional tort claims, awarded $6 million in compensatory damages, and found the decedent 50% at fault and RJR Tobacco 50% at fault. Although the jury ignored an instruction on the verdict form and found that the plaintiff was entitled to punitive damages, there was no punitive damage award. In February 2015, the trial court entered final judgment against RJR Tobacco in the amount of $3 million. Post-trial motions are pending. On June 10, 2015, the court granted RJR Tobacco’s motion to stay the case pending resolution of the petition for en banc consideration in Graham, described above.

On February 10, 2015, in Hecht v. R. J. Reynolds Tobacco Co. (U.S.D.C. M.D. Fla., filed 2008), a jury found that the plaintiff’s claims were time-barred, which resulted in a verdict in favor of RJR Tobacco. Post-trial proceedings have been stayed until resolution of the petition for en banc consideration in Graham, described above. However, the trial court entered final judgment in favor of RJR Tobacco on January 7, 2016. On February 2, 2016, the plaintiff appealed to the Eleventh Circuit. Oral argument occurred on January 26, 2017. A decision is pending.

On February 11, 2015, in Sowers v. R. J. Reynolds Tobacco Co. (U.S.D.C. M.D. Fla., filed 2008), a jury found for the plaintiff on the negligence and strict liability claims and for RJR Tobacco on the intentional tort claims, awarded $4.25 million in compensatory damages, found the decedent 50% at fault and RJR Tobacco 50% at fault, and did not reach the issue of entitlement to punitive damages. On February 12, 2015, the trial court entered final judgment against RJR Tobacco in the amount of approximately $2.13 million. Post-trial motions are pending. On April 17, 2015, the court stayed post-trial proceedings until resolution of the petition for en banc consideration in Graham, described above.

On February 24, 2015, in Caprio v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury advised the trial court that it could not reach a unanimous verdict, but the trial court directed the jury to complete the verdict form on those individual verdict questions where there was unanimous agreement. In the partially completed verdict, the jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; found the plaintiff 40% at fault, RJR Tobacco 20% at fault, Lorillard Tobacco 10% at fault, and the remaining defendants 30% at fault; and awarded $559,000 in economic damages. The jury did not answer the verdict form questions relating to noneconomic damages and entitlement to punitive damages. In May 2015, the court denied the defendants’ motion for a mistrial and advised that it accepted the questions answered by the

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jurors as a partial verdict. A new trial will be held on the remaining issues, including comparative fault allocation. The defendants appealed to the Fourth DCA. On January 22, 2017, the defendants dismissed their appeal. The case remains pending in the trial court.

On February 26, 2015, in Zamboni v. R. J. Reynolds Tobacco Co. (U.S.D.C. M.D. Fla., filed 2008), a jury found for the plaintiff on the negligence and strict liability claims and for the defendants on the intentional tort claims; awarded the plaintiff $340,000 in compensatory damages; found the decedent 60% at fault, RJR Tobacco 30% at fault and the remaining defendant 10% at fault; and did not reach the issue of entitlement to punitive damages. Post-trial motions are pending. The court stayed the case pending resolution of the petition for en banc consideration in Graham, described above.

On March 23, 2015, in Pollari v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $10 million in compensatory damages; found the decedent 15% at fault, RJR Tobacco 42.5% at fault and the remaining defendant 42.5% at fault; and found that the plaintiff was entitled to punitive damages. On March 25, 2015, the jury awarded $1.5 million in punitive damages against each defendant. The trial court later entered final judgment against the defendants in the amount of $10 million in compensatory damages and, against each defendant, $1.5 million in punitive damages. On January 12, 2016, the trial court entered a second amended final judgment against RJR Tobacco that awarded $4.25 million in compensatory damages and $1.5 million in punitive damages. The defendants appealed to the Fourth DCA, RJR Tobacco posted a supersedeas bond in the amount of $2.5 million, and the plaintiff cross appealed. Briefing is complete. Oral argument has not been scheduled.

On March 26, 2015, in Gore v. R. J. Reynolds Tobacco Co. (Cir. Ct. Indian River County, Fla., filed 2008), a jury, in a retrial following a mistrial, found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $2 million in compensatory damages; found the decedent 54% at fault, RJR Tobacco 23% at fault and the remaining defendant 23% at fault; and found that the plaintiff was not entitled to punitive damages. In September 2015, the trial court entered final judgment against RJR Tobacco and the remaining defendant, each in the amount of $460,000. RJR Tobacco posted a supersedeas bond in the amount of $460,000 in September 2015, and in October 2015, the defendants appealed to the Fourth DCA, and the plaintiff cross appealed. Briefing is underway.

On April 17, 2015, in Ryan v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury, in a retrial following a mistrial, found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $21.5 million in compensatory damages; found the plaintiff 35% at fault and RJR Tobacco 65% at fault; and found that the plaintiff was entitled to punitive damages. On April 21, 2015, the jury awarded $25 million in punitive damages. In May 2015, the trial court entered final judgment against RJR Tobacco in the amount of $21.5 million in compensatory damages and $25 million in punitive damages. On April 29, 2016, the court entered an amended final judgment against RJR Tobacco in the amount of approximately $14 million in compensatory damages and $25 million in punitive damages. RJR Tobacco filed a notice of appeal to the Fourth DCA and posted a supersedeas bond in the amount of $5 million on May 27, 2016. The plaintiff filed a notice of cross appeal on June 13, 2016. Briefing is underway.

On June 18, 2015, in Hardin v. R. J. Reynolds Tobacco Co. (Cir. Ct. Miami-Dade County, Fla., filed 2007), a jury found for the plaintiff on the negligence and strict liability claims and for RJR Tobacco on the intentional tort claims, awarded $776,000 in compensatory damages, found the decedent 87% at fault and RJR Tobacco 13% at fault, and found that the plaintiff was not entitled to punitive damages. In June 2015, the trial court entered final judgment against RJR Tobacco in the amount of $100,880. Post-trial motions were denied in January 2016. The plaintiff appealed to the Third DCA, and RJR Tobacco cross appealed. Oral argument occurred on December 7, 2016. On December 21, 2016, the Third DCA remanded the case for a new trial limited to the issue

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of punitive damages for the plaintiff’s non-intentional tort claims. Otherwise, the final judgment was affirmed. Neither party sought further review. The new trial has not been scheduled.

On July 13, 2015, in McCoy v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $1.5 million in compensatory damages; found the decedent 35% at fault, RJR Tobacco 25% at fault, Lorillard Tobacco 20% at fault and the remaining defendant 20% at fault; and found that the plaintiff was entitled to punitive damages. On July 17, 2015, the jury awarded $3 million in punitive damages against each defendant. In August 2015, the trial court entered final judgment against RJR Tobacco, RJR Tobacco as successor-by-merger to Lorillard Tobacco, and the remaining defendant, jointly and severally, in the amount of $1.5 million in compensatory damages and, against each of them, $3 million in punitive damages. On January 4, 2016, the trial court entered an amended final judgment in the amount of $370,000 in compensatory damages and $3 million in punitive damages against RJR Tobacco, $300,000 in compensatory damages and $3 million in punitive damages against RJR Tobacco as successor-by-merger to Lorillard Tobacco, and $300,000 in compensatory damages and $3 million in punitive damages against the remaining defendant. RJR Tobacco appealed to the Fourth DCA and posted a supersedeas bond in the amount of approximately $3.35 million, and the plaintiff filed a notice of cross appeal. Briefing is underway.

On July 29, 2015, in Collar v. R. J. Reynolds Tobacco Co. (Cir. Ct. Indian River County, Fla., filed 2008), a jury found that the plaintiff was not a class member, which resulted in a verdict for the defendants, including RJR Tobacco. In September 2015, the trial court entered final judgment. The plaintiff appealed to the Fourth DCA, and the defendants cross appealed. Oral argument is scheduled for March 22, 2017.

On August 6, 2015, in Block v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded approximately $1.03 million in compensatory damages; found the decedent 50% at fault and RJR Tobacco 50% at fault; and found that the plaintiff was entitled to punitive damages. On August 7, 2015, the jury awarded $800,000 in punitive damages. In September 2015, the trial court entered final judgment against RJR Tobacco in the amount of approximately $926,000 in compensatory damages and $800,000 in punitive damages. On December 9, 2015, the trial court granted RJR Tobacco’s motion to alter or amend the judgment in part in light of the Fourth DCA’s decision in Schoeff v. R. J. Reynolds Tobacco Co., described above, finding that the intentional tort exception in Section 768.81, Florida Statutes, does not apply to the fraud and conspiracy claims brought by Engle Progeny plaintiffs. As a result, an amended final judgment was entered in the amount of approximately $463,000 in compensatory damages and $800,000 in punitive damages. RJR Tobacco appealed to the Fourth DCA and posted a supersedeas bond in the amount of approximately $1.3 million, and the plaintiff filed a notice of cross appeal. Briefing is complete. On February 3, 2017, the Fourth DCA entered an order dispensing with oral argument. A decision is pending.

On September 1, 2015, in Lewis v. R. J. Reynolds Tobacco Co. (Cir. Ct. Volusia County, Fla., filed 2007), a jury found for the plaintiff on the negligence and strict liability claims and for RJR Tobacco on the intentional tort claims, awarded $750,000 in compensatory damages, found the decedent 75% at fault and RJR Tobacco 25% at fault, and found that the plaintiff was not entitled to punitive damages. Final judgment was entered against RJR Tobacco in the amount of $187,500 in March 2016. RJR Tobacco appealed to the Fifth DCA and posted a supersedeas bond in the amount of $187,500. Briefing is complete. Oral argument has not been scheduled.

On September 8, 2015, in Cooper v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury found for the plaintiff on the negligence and strict liability claims and for the defendants on the intentional tort claims; awarded $4.5 million in compensatory damages; found the plaintiff 50% at fault, RJR Tobacco 40% at fault and the remaining defendant 10% at fault; and did not reach the issue of entitlement to punitive damages. Post-trial motions were denied on December 2, 2015. In February 2016, the trial court entered final judgment

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against RJR Tobacco in the amount of approximately $1.2 million. The defendants appealed to the Fourth DCA, and the plaintiff cross appealed. RJR Tobacco posted a supersedeas bond in the amount of approximately $1.2 million. Briefing is complete. Oral argument has not been scheduled.

On September 10, 2015, in Duignan v. R. J. Reynolds Tobacco Co. (Cir. Ct. Pinellas County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $6 million in compensatory damages; found the decedent 33% at fault, RJR Tobacco 30% at fault, and the remaining defendant 37% at fault; and found that the plaintiff was entitled to punitive damages. On September 11, 2015, the jury awarded $2.5 million in punitive damages against RJR Tobacco and $3.5 million in punitive damages against the remaining defendant. The trial court later entered final judgment against RJR Tobacco and the remaining defendant in the amount of $6 million in compensatory damages and $2.5 million in punitive damages against RJR Tobacco and $3.5 million in punitive damages against the remaining defendant. The defendants appealed to the Second DCA, and RJR Tobacco posted a supersedeas bond in the amount of approximately $2.3 million. Oral argument occurred on December 5, 2016. A decision is pending.

On September 10, 2015, in O’Hara v. R. J. Reynolds Tobacco Co. (Cir. Ct. Escambia County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $14.7 million in compensatory damages; found the decedent 15% at fault and RJR Tobacco 85% at fault; and found that the plaintiff was entitled to punitive damages. On September 11, 2015, the jury awarded $20 million in punitive damages. In September 2015, the trial court entered final judgment against RJR Tobacco in the amount of $14.7 million in compensatory damages and $20 million in punitive damages. RJR Tobacco appealed to the First DCA and posted a supersedeas bond in the amount of $5 million. Briefing is complete. Oral argument has not been scheduled.

On September 22, 2015, in Suarez v. R. J. Reynolds Tobacco Co. (Cir. Ct. Miami-Dade County, Fla., filed 2008), a jury found that the decedent was not a class member, which resulted in a verdict for the defendants, including RJR Tobacco. In November 2015, the trial court entered final judgment. The plaintiff appealed to the Third DCA, and the defendants cross appealed. On October 19, 2016, the Third DCA affirmed the judgment of the trial court, per curiam. On October 27, 2016, the plaintiff filed a motion for a written opinion and certification to the Florida Supreme Court. A decision is pending.

On October 2, 2015, in Marchese v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $1 million in compensatory damages; found the decedent 55% at fault, RJR Tobacco 22.5% at fault, and the remaining defendant 22.5% at fault; and found that the plaintiff was entitled to punitive damages. On October 6, 2015, the jury awarded $250,000 in punitive damages against each defendant. Final judgment was entered on November 5, 2015. On May 17, 2016, an amended final judgment was entered in the amount of $450,000 in compensatory damages against RJR Tobacco and the remaining defendant, jointly and severally, and $250,000 in punitive damages against each defendant. RJR Tobacco appealed to the Fourth DCA and posted a supersedeas bond in the amount of $475,000. Briefing is underway.

On November 17, 2015, in Barbose v. R. J. Reynolds Tobacco Co. (Cir. Ct. Pasco County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $10 million in compensatory damages, found the decedent 15% at fault, RJR Tobacco 42.5% at fault and the remaining defendant 42.5% at fault; and found that the plaintiff was entitled to punitive damages. On November 18, 2015, the jury awarded $500,000 in punitive damages against each of RJR Tobacco and the other defendant. The defendants appealed to the Second DCA, and RJR Tobacco posted a supersedeas bond in the amount of $2.5 million. Briefing is complete. Oral argument has not been scheduled.

On November 20, 2015, in Fanali v. R. J. Reynolds Tobacco Co. (Cir. Ct. Palm Beach County, Fla., filed 2008), a jury found that cigarette smoking was not a legal cause of the decedent’s coronary artery disease and

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death, which resulted in a verdict for RJR Tobacco. On December 17, 2015, the trial court entered final judgment in favor of RJR Tobacco. The plaintiff appealed to the Fourth DCA, and RJR Tobacco cross appealed. Briefing is complete. Oral argument has not been scheduled.

On November 23, 2015, in Shulman v. R. J. Reynolds Tobacco Co. (Cir. Ct. Palm Beach County, Fla., filed 2007), a jury found that the plaintiff was not a class member, which resulted in a verdict for the defendants, including RJR Tobacco. In December 2015, the trial court entered final judgment. The plaintiff appealed to the Fourth DCA, and the defendants cross appealed. On August 11, 2016, the Fourth DCA affirmed the final judgment, per curiam. The plaintiff did not seek further review.

On November 24, 2015, in Green v. R. J. Reynolds Tobacco Co. (Cir. Ct. Miami-Dade County, Fla., filed 2007), a jury found that the plaintiff does not have chronic obstructive pulmonary disease, which resulted in a verdict for RJR Tobacco. Post-trial motions were denied on March 23, 2016. On April 4, 2016, final judgment was entered in favor of RJR Tobacco. The plaintiff appealed to the Third DCA, and RJR Tobacco cross appealed. Briefing is underway.

On December 9, 2015, in Monroe v. R. J. Reynolds Tobacco Co. (Cir. Ct. Gadsden County, Fla., filed 2007), a jury found for the plaintiff on the negligence and strict liability claims and for RJR Tobacco on the intentional tort claims, awarded $11 million in compensatory damages, found the plaintiff 42% at fault and RJR Tobacco 58% at fault, and did not reach the issue of entitlement to punitive damages. On December 31, 2015, the trial court entered final judgment against RJR Tobacco in the amount of $6.38 million in compensatory damages. Post-trial motions were denied on March 30, 2016. RJR Tobacco appealed to the First DCA and posted a supersedeas bond in the amount of $5 million. Oral argument is scheduled for March 7, 2017.

On December 18, 2015, in Ledoux v. R. J. Reynolds Tobacco Co. (Cir. Ct. Miami-Dade County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $10 million in compensatory damages; found the decedent 6% at fault, RJR Tobacco 47% at fault and the remaining defendant 47% at fault; and found that the plaintiff was entitled to punitive damages. On December 22, 2015, the jury awarded $12.5 million in punitive damages against each defendant. The trial court later entered final judgment against the defendants, jointly and severally, in the amount of $10 million in compensatory damages and, against each defendant, $12.5 million in punitive damages. Post-trial motions were denied in February 2016. The defendants appealed to the Third DCA, and RJR Tobacco posted a supersedeas bond in the amount of $5 million. On May 27, 2016, RJR Tobacco filed a rider amending the supersedeas bond reducing the amount from $5 million to $2.5 million. Briefing is underway.

On January 26, 2016, in Ewing v. R. J. Reynolds Tobacco Co. (Cir. Ct. Escambia County, Fla., filed 2008), a jury found for the plaintiff on the negligence and strict liability claims and for the defendants on the intentional tort claims; awarded $240,000 in compensatory damages; found the decedent 98% at fault, RJR Tobacco 2% at fault and the remaining defendant 0% at fault, and did not reach the issue of entitlement to punitive damages. Post-trial motions were denied on February 25, 2016. Final judgment has not been entered.

On February 12, 2016, in Ahrens v. R. J. Reynolds Tobacco Co. (Cir. Ct. Pinellas County, Fla., filed 2008), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $9 million in compensatory damages; found the decedent 32% at fault, RJR Tobacco 44% at fault, and the remaining defendant 24% at fault; and found that the plaintiff was entitled to punitive damages. On February 13, 2016, the jury awarded $2.5 million in punitive damages against each defendant. In February 2016, the trial court entered final judgment. Post-trial motions were denied on March 31, 2016. On April 13, 2016, RJR Tobacco appealed to the Second DCA and posted a supersedeas bond in the amount of $2.5 million. Briefing is complete. Oral argument has not been scheduled.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

On March 8, 2016, in Gamble v. R. J. Reynolds Tobacco Co. (Cir. Ct. Duval County, Fla., filed 2008), a jury found for the plaintiff on class membership, but found for RJR Tobacco on addiction causation, which resulted in a verdict for RJR Tobacco. Post-trial motions were denied on May 31, 2016. Final judgment was entered in favor of RJR Tobacco on June 9, 2016. The plaintiff appealed to the First DCA on July 8, 2016. Briefing is underway.

On April 7, 2016, in Davis v. R. J. Reynolds Tobacco Co. (Cir. Ct. Miami-Dade County, Fla., filed 2008), a jury found for the plaintiff on class membership, but found for RJR Tobacco on addiction causation, which resulted in a verdict for RJR Tobacco. On August 17, 2016, the court granted the plaintiff’s motion for a new trial. RJR Tobacco filed a notice of appeal to the Third DCA on August 25, 2016. Briefing is underway.

On April 21, 2016, in Turner v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $3 million in compensatory damages; found the decedent 20% at fault and RJR Tobacco 80% at fault; and found that the plaintiff was entitled to punitive damages. On April 22, 2016, the jury awarded $10 million in punitive damages. The court denied the defendant’s post-trial motions and entered judgment against RJR Tobacco in the amount of $2.4 million in compensatory damages and $10 million in punitive damages. In July 2016, RJR Tobacco filed a notice of appeal to the Fourth DCA and posted a supersedeas bond in the amount of $5 million. The plaintiff filed a notice of cross appeal in August 2016. Briefing is underway.

On April 26, 2016, in Enochs v. R. J. Reynolds Tobacco Co. (Cir. Ct. Palm Beach County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $21 million in compensatory damages; found the decedent 22% at fault, RJR Tobacco 66% at fault and the remaining defendant 12% at fault; and found that the plaintiff was entitled to punitive damages. On April 27, 2016, the jury awarded $6.25 million in punitive damages against each defendant. Final judgment was entered against RJR Tobacco in the amount of approximately $13.9 million in compensatory damages and $6.25 million in punitive damages on May 9, 2016. Post-trial motions were denied on May 20, 2016. The defendants appealed to the Fourth DCA, and RJR Tobacco posted a supersedeas bond in the amount of approximately $3.5 million. Briefing is underway.

On May 11, 2016, in Dion v. R. J. Reynolds Tobacco Co. (Cir. Ct. Sarasota County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $12 million in compensatory damages; found the decedent 25% at fault and RJR Tobacco 75% at fault; and found that the plaintiff was entitled to punitive damages. On May 12, 2016, the jury awarded $30,000 in punitive damages. Post-trial motions were denied on July 14, 2016. On August 9, 2016, RJR Tobacco filed a notice of appeal to the Second DCA and posted a supersedeas bond in the amount of $5 million. Briefing is underway.

On May 16, 2016, in Nally v. R. J. Reynolds Tobacco Co. (Cir. Ct. Polk County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $6 million in compensatory damages; found the decedent 25% at fault and RJR Tobacco 75% at fault; and found that the plaintiff was entitled to punitive damages. On May 17, 2016, the jury awarded $12 million in punitive damages. Final judgment was entered against RJR Tobacco in the amount of $6 million in compensatory damages and $12 million in punitive damages on May 25, 2016. Post-trial motions were denied on August 15, 2016. In September 2016, RJR Tobacco filed a notice of appeal to the Second DCA and posted a supersedeas bond in the amount of $5 million. Briefing is underway.

On May 19, 2016, in McCabe v. R. J. Reynolds Tobacco Co. (Cir. Ct. Hillsborough County, Fla., filed 2007), a jury found for the plaintiff on the negligence and strict liability claims, awarded $5 million in compensatory damages, found the decedent 70% at fault and RJR Tobacco 30% at fault, and found that the plaintiff was entitled to punitive damages. On May 20, 2016, the jury awarded $6.5 million in punitive damages. Post-trial motions are pending.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

On May 31, 2016, in Durrance v. R. J. Reynolds Tobacco Co. (Cir. Ct. Highlands County, Fla., filed 2007), the court declared a mistrial due to a medical emergency. Retrial began on January 23, 2017.

On June 21, 2016, in Mooney v. R. J. Reynolds Tobacco Co. (Cir. Ct. Miami-Dade County, Fla., filed 2008), a jury found that the decedent’s addiction to nicotine was not a legal cause of her death, which resulted in a verdict for the defendants, including RJR Tobacco. The plaintiff’s post-trial motions were denied on November 4, 2016.

On July 1, 2016, in Sermons v. Philip Morris USA Inc. (Cir. Ct. Duval County, Fla., filed 2008), a jury found for the plaintiff on the negligence and strict liability claims; awarded $65,000 in compensatory damages; found the decedent 80% at fault, RJR Tobacco 5% at fault, and the remaining defendant 15% at fault; and found that the plaintiff was entitled to punitive damages. On July 6, 2016, the jury awarded $17,075 in punitive damages against RJR Tobacco and $51,225 in punitive damages against the remaining defendant. Post-trial motions are pending.

On July 19, 2016, in Varner v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury found for the plaintiff on the negligence and strict liability claims; found that RJR Tobacco’s cigarettes were not a legal cause of the decedent’s disease, which resulted in a verdict for RJR Tobacco; awarded $1.5 million in compensatory damages; found the decedent 75% at fault and the remaining defendant 25% at fault; and found that the plaintiff was not entitled to punitive damages. Final judgment was entered in favor of RJR Tobacco and against the remaining defendant in the amount of $375,000 in July 2016. The remaining defendant’s post-trial motions were denied on December 21, 2016.

On August 5, 2016, in Morales v. R. J. Reynolds Tobacco Co. (Cir. Ct. Miami-Dade County, Fla., filed 2007), the court declared a mistrial because a death in a juror’s family prevented the juror from deliberating. The new trial was scheduled for January 9, 2017, but has since been removed from the trial calendar.

On August 15, 2016, in Mathis v. R. J. Reynolds Tobacco Co. (Cir. Ct. Miami-Dade County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $5 million in compensatory damages; found the decedent 45% at fault and RJR Tobacco 55% at fault; and found that the plaintiff was not entitled to punitive damages. Final judgment was entered on August 17, 2016. Post-trial motions were denied on October 24, 2016. RJR Tobacco filed a notice of appeal to the Third DCA and posted a supersedeas bond in the amount of $5 million on November 18, 2016. Briefing is underway.

On August 18, 2016, in Wilkins v. R. J. Reynolds Tobacco Co. (Cir. Ct. Miami-Dade County, Fla., filed 2007), a jury found that the decedent was not a class member, which resulted in a verdict for RJR Tobacco. Final judgment was entered in favor of RJR Tobacco on November 16, 2016. The plaintiff filed a notice of appeal to the Third DCA on December 16, 2016, and RJR Tobacco filed a notice of cross appeal on December 21, 2016. Briefing is underway.

On August 25, 2016, in Coursey v. R. J. Reynolds Tobacco Co. (Cir. Ct. Volusia County, Fla., filed 2007), a jury found that the decedent was not a class member, which resulted in a verdict for RJR Tobacco. The trial court denied post-trial motions and entered judgment in RJR Tobacco’s favor on September 27, 2016. On October 27, 2016, the plaintiff filed a notice of appeal to the Fifth DCA. RJR Tobacco filed a notice of cross appeal on November 8, 2016. Briefing is underway.

On September 6, 2016, in Hackimer v. R. J. Reynolds Tobacco Co. (Cir. Ct. Palm Beach County, Fla., filed 2007), a jury found that the deceased smoker knew or should have known of his chronic obstructive pulmonary disease before May 5, 1990, and, for that reason, the claims were barred by the statute of limitations, which resulted in a verdict for RJR Tobacco. Post-trial motions were denied on December 20, 2016. On January 4, 2017, final judgment was entered in favor of RJR Tobacco. The plaintiff filed a notice of appeal to the Fourth DCA on February 1, 2017. Briefing is underway.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

On September 22, 2016, in Oshinsky-Blacker v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $6.15 million in compensatory damages; found the decedent 15% at fault, RJR Tobacco 25% at fault, and the remaining defendant 60% at fault; and found that the plaintiff was entitled to punitive damages. On September 23, 2016, the jury awarded $2 million in punitive damages against RJR Tobacco and $1 million in punitive damages against the remaining defendant. Post-trial motions are pending. Final judgment has not been entered.

On September 23, 2016, in Sherry Smith v. R. J. Reynolds Tobacco Co. (Cir. Ct. Volusia County, Fla., filed 2008), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $3 million in compensatory damages; found the decedent 35% at fault and RJR Tobacco 65% at fault; and found that the plaintiff was not entitled to punitive damages. Post-trial motions were denied on December 14, 2016, and final judgment was entered against RJR Tobacco in the amount of $3 million. In January 2017, RJR Tobacco filed a notice of appeal to the Fifth DCA and posted a supersedeas bond in the amount of $3 million. Briefing is underway.

On September 28, 2016, in Prentice v. R. J. Reynolds Tobacco Co. (Cir. Ct. Duval County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $6.4 million in compensatory damages; found the decedent 60% at fault and RJR Tobacco 40% at fault; and found that the plaintiff was entitled to punitive damages. On September 29, 2016, the jury awarded $0 in punitive damages. Post-trial motions are pending.

On October 10, 2016, in Wallace v. R. J. Reynolds Tobacco Co. (Cir. Ct. Brevard County, Fla., filed 2007), the court declared a mistrial due to weather delays and juror unavailability. A new trial date has not been scheduled.

On October 24, 2016, in Konzelman v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded approximately $8.8 million in compensatory damages; found the decedent 15% at fault and RJR Tobacco 85% at fault; and found that the plaintiff was entitled to punitive damages. On October 26, 2016, the jury awarded $20 million in punitive damages. On December 1, 2016, post-trial motions were denied and the trial court entered final judgment against RJR Tobacco in the amount of approximately $7.48 million in compensatory damages and $20 million in punitive damages. RJR Tobacco filed a notice of appeal to the Fourth DCA and posted a supersedeas bond in the amount of $5 million on December 22, 2016. The plaintiff filed a notice of cross appeal on January 2, 2017. Briefing is underway.

On November 1, 2016, in Maloney v. R. J. Reynolds Tobacco Co. (Cir. Ct. Lee County, Fla., filed 2007), the court declared a mistrial due to the jury’s inability to reach a unanimous verdict. The new trial is scheduled for July 5, 2017.

On November 2, 2016, in Johnston v. R. J. Reynolds Tobacco Co. (Cir. Ct. Sarasota County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded $7.5 million in compensatory damages; found the decedent 10% at fault and RJR Tobacco 90% at fault; and found that the plaintiff was entitled to punitive damages. On November 5, 2016, the jury awarded $14 million in punitive damages. Final judgment was entered against RJR Tobacco in the amount of $6.75 million in compensatory damages and $14 million in punitive damages on November 28, 2016. Post-trial motions are pending.

On November 3, 2016, in Ledo v. R. J. Reynolds Tobacco Co. (Cir. Ct. Miami-Dade County, Fla., filed 2008), a jury found for the plaintiff on the negligence and strict liability claims and for RJR Tobacco on the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

intentional tort claims; awarded $6 million in compensatory damages; found the decedent 51% at fault and RJR Tobacco 49% at fault; and found that the plaintiff was entitled to punitive damages. After receiving the verdict, the trial court granted a directed verdict in favor of RJR Tobacco on entitlement to punitive damages. Final judgment was entered against RJR Tobacco in the amount of $2.94 million in compensatory damages on December 22, 2016. Post-trial motions are pending.

On November 10, 2016, in Howles v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability and intentional tort claims; awarded $4 million in compensatory damages; found RJR Tobacco 50% at fault and the remaining defendant 50% at fault; and found that the plaintiff was entitled to punitive damages. On November 14, 2016, the jury awarded $3 million in punitive damages against RJR Tobacco and $3 million against the remaining defendant. Final judgment was entered against RJR Tobacco in the amount of $2 million in compensatory damages and $3 million in punitive damages against RJR Tobacco. Post-trial motions were denied on December 5, 2016. On December 30, 2016, the defendants filed a joint notice of appeal to the Fourth DCA. Briefing is underway.

On November 14, 2016, in Kloppenburg v. R. J. Reynolds Tobacco Co. (Cir. Ct. Collier County, Fla., filed 2007), a jury found that the plaintiff knew or should have known of her chronic obstructive pulmonary disease before May 5, 1990, and, for that reason, the claims were barred by the statute of limitations, which resulted in a verdict for RJR Tobacco. Final judgment was entered in favor of RJR Tobacco on November 29, 2016. The plaintiff’s post-trial motions were denied on December 1, 2016. The plaintiff did not seek further review.

On November 16, 2016, in Ford v. R. J. Reynolds Tobacco Co. (Cir. Ct. Palm Beach County, Fla., filed 2008), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded approximately $1.02 million in compensatory damages; found the plaintiff 85% at fault and RJR Tobacco 15% at fault; and found that the plaintiff was not entitled to punitive damages. Post-trial motions are pending.

On November 16, 2016, in Stanley Martin v. R. J. Reynolds Tobacco Co. (Cir. Ct. Broward County, Fla., filed 2007), a jury found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded approximately $5.41 million in compensatory damages; found the decedent 32% at fault, RJR Tobacco 22% at fault and the remaining defendant 46% at fault; and found that the plaintiff was entitled to punitive damages. On November 18, 2016, the jury awarded $200,000 in punitive damages against RJR Tobacco and $450,000 against the remaining defendant. Post-trial motions are pending.

On December 16, 2016, in Dubinsky v. R. J. Reynolds Tobacco Co. (Cir. Ct. Brevard County, Fla., filed 2008), a jury found that the decedent was not a class member, which resulted in a verdict for the defendants, including RJR Tobacco. Post-trial motions are pending.

On December 16, 2016, in Pardue v. R. J. Reynolds Tobacco Co. (Cir. Ct. Alachua County, Fla., filed 2008), a jury, in a retrial following a mistrial, found for the plaintiff on the negligence, strict liability, and intentional tort claims; awarded approximately $5.9 million in compensatory damages; found the decedent 25% at fault, RJR Tobacco 50% at fault, and the remaining defendant 25% at fault; and found that the plaintiff was entitled to punitive damages. On December 19, 2016, the jury awarded $6.75 million in punitive damages against RJR Tobacco and $6.75 million in punitive damages against the remaining defendant. Final judgment was entered against RJR Tobacco in the amount of approximately $5.9 million in compensatory damages (jointly and severally with the remaining defendant) and, against each defendant, $6.75 million in punitive damages on December 29, 2016. Post-trial motions are pending.

Broin II Cases

Broin v. Philip Morris, Inc. (Cir. Ct. Miami-Dade County, Fla., filed 1991), was a class action brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to ETS in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

airplane cabins. In October 1997, RJR Tobacco, Lorillard Tobacco, B&W and other cigarette manufacturer defendants settled Broin , agreeing to pay a total of $300 million in three annual $100 million installments, allocated among the companies by market share, to fund research on the early detection and cure of diseases associated with tobacco smoke. It also required those companies to pay a total of $49 million for the plaintiffs’ counsel’s fees and expenses. RJR Tobacco’s portion of these payments was approximately $86 million; Lorillard Tobacco’s was approximately $57 million; and B&W’s was approximately $31 million. The settlement agreement, among other things, limits the types of claims class members may bring and eliminates claims for punitive damages. The settlement agreement also provides that, in individual cases by class members that are referred to as Broin II lawsuits, the defendant will bear the burden of proof with respect to whether ETS can cause certain specifically enumerated diseases, referred to as “general causation.” With respect to all other liability issues, including whether an individual plaintiff’s disease was caused by his or her exposure to ETS in airplane cabins, referred to as “specific causation,” individual plaintiffs will bear the burden of proof. On September 7, 1999, the Florida Supreme Court approved the settlement.

As of December 31, 2016, there were 2,406 Broin II lawsuits pending in Florida. There have been no Broin II trials since 2007.

Class-Action Suits

Overview. As of December 31, 2016, 25 class-action cases, excluding the shareholder case described below, were pending in the United States against Reynolds Defendants. These class actions seek recovery for personal injuries allegedly caused by cigarette smoking or, in some cases, for economic damages allegedly incurred by cigarette or e-cigarette purchasers.

In 1996, the Fifth Circuit Court of Appeals in Castano v. American Tobacco Co. overturned the certification of a nation-wide class of persons whose claims related to alleged addiction to tobacco products, finding that the district court failed to properly assess variations in the governing state laws and whether common issues predominated over individual issues. Since the Fifth Circuit’s ruling in Castano, few smoker class-action complaints have been certified or, if certified, have survived on appeal. Eighteen federal courts, including two courts of appeals, and most state courts that have considered the issue have rejected class certification in such cases. Apart from Castano, only two smoker class actions have been certified by a federal court — In re Simon (II) Litigation and Schwab [McLaughlin] v. Philip Morris USA Inc., both of which were filed in the U.S. District Court for the Eastern District of New York and were later decertified.

Class-action suits based on claims that class members are at a greater risk of injury or injured by the use of tobacco or exposure to ETS, or claims that seek primarily economic damages are pending against RJR Tobacco, Lorillard Tobacco, or their affiliates or indemnitees in state or federal courts in California, Florida, Illinois, Louisiana, Missouri, New Mexico, New York, North Carolina and West Virginia. All pending class-action cases are discussed below.

The pending class actions against RJR Tobacco or its affiliates or indemnitees include four cases alleging that the use of the term “lights” constitutes unfair and deceptive trade practices under state law or violates federal RICO. Such suits are pending in state courts in Illinois and Missouri and are discussed below under “— ‘Lights’ Cases.”

E-cigarette class-action cases are pending against RJR Vapor, RAI, and other RAI affiliates in California state and federal courts. In general, the plaintiffs allege that RJR Vapor, Lorillard Tobacco, and other RAI affiliates made false and misleading claims that e-cigarettes are less hazardous than other cigarette products or failed to disclose that e-cigarettes expose users to certain substances. The cases are typically filed pursuant to state consumer protection and related statutes and seek recovery of economic damages and are discussed below under “— E-Cigarette Cases.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Several class actions relating to claims in advertising and promotional materials for SFNTC’s NATURAL AMERICAN SPIRIT brand cigarettes are pending in federal courts. In general, these plaintiffs allege that use of the words “natural,” “additive-free,” or “organic” in NATURAL AMERICAN SPIRIT advertising and promotional materials suggests that those cigarettes are less harmful than other cigarettes and, for that reason, violated state consumer protection statutes or amounted to fraud or a negligent or intentional misrepresentation. These cases are discussed below under “— No Additive/Natural Claim Cases.”

Additional class actions relating to alleged personal injuries purportedly caused by use of cigarettes or exposure to ETS are pending. These cases are discussed below under “— Other Class Actions.”

Finally, certain third-party payers have filed health-care cost recovery actions in the form of class actions. These cases are discussed separately below under “— Health-Care Cost Recovery Cases.”

“Lights” Cases.

As noted above, four “lights” class-action cases are pending against RJR Tobacco or B&W, two in Illinois state court and two in Missouri state court. The classes in these cases generally seek to recover compensatory and punitive damages, injunctive and other forms of relief, and attorneys’ fees and costs from RJR Tobacco and/or B&W. In general, the plaintiffs allege that RJR Tobacco or B&W made false and misleading claims that “lights” cigarettes were lower in tar and nicotine and/or were less hazardous or less mutagenic than other cigarettes. The cases typically are filed pursuant to state consumer protection and related statutes.

The seminal “lights” class-action case is Price v. Philip Morris, Inc. (Cir. Ct. Madison County, Ill., filed 2000), an action filed against the predecessor of Philip Morris USA Inc., referred to as Philip Morris. In March 2003, the trial court entered judgment against Philip Morris in the amount of $7.1 billion in compensatory damages and $3 billion in punitive damages. In December 2005, the Illinois Supreme Court issued an opinion reversing and remanding with instructions to dismiss the case. On December 5, 2006, the Illinois Supreme Court issued its mandate, and the trial court entered a judgment of dismissal later in December 2006. In multiple filings since December 2008, the Price plaintiffs have argued that the U.S. Supreme Court’s decision in Good v. Altria Group, Inc. rejected the basis upon which the Illinois Supreme Court had reversed the Price trial court’s 2003 judgment and, on that basis, have attempted to reinstate that judgment. In April 2014, the intermediate appellate court reinstated the trial court’s 2003 judgment. In November 2015, the Illinois Supreme Court (1) vacated the lower courts’ judgments, (2) dismissed the case without prejudice to allow the plaintiffs to file a motion to have the Illinois Supreme Court recall its December 5, 2006, mandate that had reversed the trial court’s 2003 judgment, and (3) directed entry of a judgment of dismissal. The plaintiffs then moved in the Illinois Supreme Court to have that court recall its December 5, 2006 mandate. On January 11, 2016, the Illinois Supreme Court denied the plaintiffs’ motion. The plaintiffs filed a petition for writ of certiorari with the U.S. Supreme Court on January 22, 2016, which was denied on June 20, 2016.

In Turner v. R. J. Reynolds Tobacco Co. (Cir. Ct. Madison County, Ill., filed 2000), the trial court certified a class of purchasers of RJR Tobacco “lights” cigarettes in November 2001. In November 2003, the Illinois Supreme Court granted RJR Tobacco’s motion for a stay pending the court’s final appeal decision in the Price case described above. The stay subsequently expired, and the court accordingly scheduled a series of status conferences, all of which were continued by agreement of the parties. The next status conference is scheduled for February 22, 2017.

In Howard v. Brown & Williamson Tobacco Corp. (Cir. Ct. Madison County, Ill., filed 2000), the trial court certified a class of purchasers of B&W “lights” cigarettes in December 2001. In June 2003, the trial judge issued an order staying all proceedings pending resolution of the Price case described above. In August 2005, the Illinois Fifth District Court of Appeals affirmed the Circuit Court’s stay order. There is currently no activity in the case.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

In Collora v. R. J. Reynolds Tobacco Co. (Cir. Ct. City of St. Louis, Mo., filed 2000), the trial court certified a class of purchasers of RJR Tobacco “lights” cigarettes in December 2003. A status conference is scheduled for June 5, 2017.

In Black v. Brown & Williamson Tobacco Corp. (Cir. Ct. City of St. Louis, Mo., filed 2000), a putative class action filed on behalf of a class of purchasers of B&W “lights” cigarettes, a status conference is scheduled for June 5, 2017.

In the event RJR Tobacco and its affiliates or indemnitees lose one or more of the pending “lights” class-action suits, RJR Tobacco, depending upon the amount of any damages ordered, could face difficulties in its ability to pay the judgment or obtain any bond required to stay execution of the judgment which could have a material adverse effect on RJR Tobacco’s, and consequently RAI’s, results of operations, cash flows or financial position.

E-Cigarette Cases.

In In re Fontem US, Inc. Consumer Class Action Litig. (U.S.D.C. C.D. Cal., filed 2015), the plaintiffs brought a class action against RAI, Lorillard, another RAI affiliate, and two other defendants on behalf of putative classes of California, New York, and Illinois purchasers of blu brand e-cigarettes. This action results from the consolidation of two actions — Diek v. Lorillard Tobacco Co. and Whitney v. ITG Brands, LLC. The plaintiffs allege that certain advertising, marketing and packaging materials for blu brand e-cigarettes made deceptive claims, omitted material information, or failed to contain required disclosures. On behalf of one or more of the classes, the plaintiffs seek injunctive relief, equitable relief, and compensatory and punitive damages under California Civil Code §1,750 et seq., California Business & Professions Code §17,200 et seq., California Business and Professions Code §17,500 et seq., New York General Business Law § 349, and Illinois Consumer Fraud And Deceptive Business Practices Act § 505/1 et seq. Pursuant to the terms of the asset purchase agreement relating to the Divestiture, RAI tendered the defense of the now-consolidated Diek and Whitney actions to, and sought indemnification for those actions from, ITG. Pursuant to the terms, limitations and conditions of the asset purchase agreement relating to the Divestiture, ITG agreed to defend and indemnify RAI and its affiliates against losses arising from the operation of the blu brand e-cigarette business. On May 20, 2016, the trial court stayed the matter pending the Ninth Circuit Court of Appeals’ rulings in Briseno v. ConAgra Foods, Inc. (decided January 3, 2017), Jones v. ConAgra Foods, Inc. (pending), and Brazil v. Dole Packaged Foods, LLC (decided September 30, 2016). The stay did not apply to finalizing the pleadings and related briefing. On May 23, 2016, the plaintiffs filed a second amended consolidated complaint, which the defendants moved to dismiss. On November 1, 2016, the trial court granted the defendants’ motion to dismiss in substantial part, finding that federal law preempted all of the plaintiffs’ claims except those based on alleged violations of California’s Proposition 65 under California’s Business and Professions Code §17,200 et seq. On November 21, 2016, the plaintiffs moved for reconsideration of the trial court’s November 1, 2016 order. The trial court scheduled a hearing on the plaintiffs’ motion for reconsideration for February 13, 2017.

In Harris v. R. J. Reynolds Vapor Co. (U.S.D.C. N.D. Cal., filed 2015), the plaintiff brought a class action against RJR Vapor on behalf of a putative class of purchasers of VUSE e-cigarettes. The plaintiff alleges that RJR Vapor failed to advise users that they potentially could be exposed to formaldehyde and acetaldehyde. The plaintiff asserts failure to warn claims under California’s Proposition 65, as well as California Business & Professions Code § 17,200 et seq . and California Civil Code § 1,750 et seq. and seeks declaratory relief, restitution, disgorgement, injunctive relief and damages. RJR Vapor moved to dismiss contending, among other things, that plaintiff’s action was governed in its entirety by Proposition 65 and that the plaintiff failed to give the 60-day pre-suit notice required by Proposition 65, requiring that the entire case be dismissed with prejudice. The motion to dismiss was argued on March 2, 2016. On September 30, 2016, the court granted RJR Vapor’s motion to dismiss but provided the plaintiff leave to amend. The plaintiff filed a second amended complaint on October 31, 2016, and RJR Vapor has again moved to dismiss. Oral argument occurred on January 19, 2017. A decision is pending.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

In Center for Environmental Health v. NJoy, Inc. (Super. Ct. Alameda County, Cal., filed 2015), the plaintiff brought an action against RJR Vapor and several other e-cigarette manufacturers asserting violations of Proposition 65 for not disclosing that electronic cigarettes, including VUSE, allegedly expose consumers to formaldehyde and acetaldehyde. The plaintiff sought civil penalties, injunctive relief, attorneys’ fees, and costs. RJR Vapor filed an answer on December 29, 2015. RJR Vapor denied any and all liability and reached an agreement to resolve the claims for $94,750. The court approved the settlement agreement on October 25, 2016.

No Additive/Natural/Organic Claim Cases.

Following the FDA’s August 27, 2015, warning letter to SFNTC relating to the use of the words “natural” and “additive-free” in the labeling, advertising and promotional materials for NATURAL AMERICAN SPIRIT brand cigarettes, plaintiffs purporting to bring claims on behalf of themselves and others have filed putative nationwide and/or state-specific class actions against SFNTC and, in some instances, RAI. A total of 16 such actions have been filed in nine U.S. district courts. Each of these cases is discussed below. In various combinations, plaintiffs in these cases generally allege violations of state deceptive and unfair trade practice statutes, and claim state common law fraud, negligent misrepresentation, and unjust enrichment based on the use of descriptors such as “natural,” “organic” and “100% additive-free” in the marketing, labeling, advertising, and promotion of SFNTC’s NATURAL AMERICAN SPIRIT brand cigarettes. The actions seek various categories of recovery, including economic damages, injunctive relief (including medical monitoring and cessation programs), interest, restitution, disgorgement, treble and punitive damages, and attorneys’ fees and costs.

On January 6, 2016, the plaintiffs in one action filed a motion before the U.S. Judicial Panel on Multidistrict Litigation (“JPML”) to consolidate these actions before one district court for pretrial purposes. On April 11, 2016, the JPML ordered that these cases be consolidated for pretrial purposes before Judge James O. Browning in the U.S. District Court for the District of New Mexico, referred to as the transferee court, and the then-pending and later-filed cases now are consolidated for pretrial purposes in that court. The cases that were filed in or transferred for pretrial purposes to the transferee court are as follows:

•	Sproule v. Santa Fe Natural Tobacco Co., Inc. (U.S.D.C. S.D. Fla., filed 2015), is an action against SFNTC and RAI on behalf of a putative nationwide class of purchasers of NATURAL AMERICAN SPIRIT brand cigarettes.

•	Brattain v. Santa Fe Natural Tobacco Co., Inc. (U.S.D.C. N.D. Cal., filed 2015), is an action against SFNTC and RAI on behalf of a putative class of California purchasers of NATURAL AMERICAN SPIRIT brand cigarettes.

•	Rothman v. Santa Fe Natural Tobacco Co., Inc. (U.S.D.C. S.D.N.Y., filed 2015), is an action against SFNTC and RAI on behalf of a putative class of New York purchasers of NATURAL AMERICAN SPIRIT brand cigarettes.

•	Dunn v. Santa Fe Natural Tobacco Co., Inc. (U.S.D.C. D.N.M., filed 2015), is an action against SFNTC on behalf of a putative nationwide class (and Minnesota subclass) of purchasers of NATURAL AMERICAN SPIRIT brand cigarettes.

•	Haksal v. Santa Fe Natural Tobacco Co., Inc. (U.S.D.C. D.N.M., filed 2015), is an action against SFNTC and RAI on behalf of a putative nationwide class (and California, Illinois, Minnesota, and New Mexico subclasses) of purchasers of NATURAL AMERICAN SPIRIT brand cigarettes.

•	Cuebas v. Santa Fe Natural Tobacco Co., Inc. (U.S.D.C. S.D.N.Y., filed 2016), is an action against SFNTC and RAI on behalf of a putative nationwide class (and New York subclass) of purchasers of NATURAL AMERICAN SPIRIT brand cigarettes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

•	Okstad v. Santa Fe Natural Tobacco Co., Inc. (U.S.D.C. M.D. Fla., filed 2016), is an action against SFNTC and RAI on behalf of a putative nationwide class and sixteen putative state-based subclasses (Alabama, California, Colorado, Florida, Georgia, Iowa, Illinois, Maryland, Maine, North Carolina, New Jersey, Ohio, Oregon, Pennsylvania, Texas and Wisconsin subclasses) of purchasers of NATURAL AMERICAN SPIRIT brand cigarettes.

•	Ruggiero v. Santa Fe Natural Tobacco Co., Inc. (U.S.D.C. D.D.C., filed 2016), is an action against SFNTC and RAI on behalf of a putative nationwide class (and Maryland subclass) of purchasers of NATURAL AMERICAN SPIRIT brand cigarettes.

•	Waldo v. Santa Fe Natural Tobacco Co., Inc. (U.S.D.C. M.D. Fla., filed 2016), is an action against SFNTC and RAI on behalf of a putative nationwide class (and Florida subclass) of purchasers of NATURAL AMERICAN SPIRIT brand cigarettes.

•	Grandison v. Santa Fe Natural Tobacco Co., Inc. (U.S.D.C. E.D.N.Y., filed 2016), is an action against SFNTC and RAI on behalf of a putative nationwide class (and California, Florida and New York subclasses) of purchasers of NATURAL AMERICAN SPIRIT brand cigarettes.

•	Gudmundson v. Santa Fe Natural Tobacco Co., Inc. (U.S.D.C. V.I., filed 2016), is an action against SFNTC and RAI on behalf of a putative class of U.S. Virgin Islands purchasers of NATURAL AMERICAN SPIRIT brand cigarettes.

•	LeCompte v. Santa Fe Natural Tobacco Co., Inc. (U.S.D.C. D.N.M., filed 2016), is an action against SFNTC and RAI on behalf of a putative class of California purchasers of NATURAL AMERICAN SPIRIT brand cigarettes.

•	White v. Santa Fe Natural Tobacco Co., Inc. (U.S.D.C. D.N.M., filed 2016), is an action against SFNTC on behalf of a putative nationwide class of purchasers of NATURAL AMERICAN SPIRIT brand cigarettes.

•	Johnston v. Santa Fe Natural Tobacco Co., Inc. (U.S.D.C. S.D Fla., filed 2016), is an action against SFNTC and RAI on behalf of a putative nationwide class (and Florida subclass) of purchasers of NATURAL AMERICAN SPIRIT brand cigarettes.

•	Cole v. Santa Fe Natural Tobacco Co., Inc. (U.S.D.C. M.D. N.C., filed 2016), is an action against SFNTC and RAI on behalf of a putative nationwide class (and North Carolina subclass) of purchasers of NATURAL AMERICAN SPIRIT brand cigarettes.

•	Hebert v. Santa Fe Natural Tobacco Co., Inc. (U.S.D.C. M.D. N.C., filed 2016), is an action against SFNTC, RAI and RJR Tobacco on behalf of a putative class of purchasers in California, Colorado, Florida, Illinois, Massachusetts, Michigan, New Jersey, New Mexico, New York, Ohio and Washington of NATURAL AMERICAN SPIRIT cigarettes, and a nationwide putative class of NATURAL AMERICAN SPIRIT brand menthol cigarette purchasers (and subclass of such purchasers in California, Colorado, Florida, Illinois and New Mexico).

The transferee court entered a scheduling order requiring the plaintiffs to file a consolidated amended complaint. On September 19, 2016, the plaintiffs filed a consolidated amended complaint naming SFNTC, RAI, and RJR Tobacco as defendants. That complaint alleges violations of 12 states’ deceptive and unfair trade practices statutes — California, Colorado, Florida, Illinois, Massachusetts, Michigan, North Carolina, New Jersey, New Mexico, New York, Ohio, and West Virginia — based on the use of descriptors such as “natural,” “organic” and “100% additive-free” in the marketing, labeling, advertising, and promotion of SFNTC’s NATURAL AMERICAN SPIRIT brand cigarettes. It also asserts unjust enrichment claims under those 12 states’ laws and asserts breach of express warranty claims on behalf of a national class of NATURAL AMERICAN SPIRIT menthol purchasers. The state deceptive and unfair trade practice statutory and unjust enrichment claims are brought on behalf of state-specific classes in the 12 states listed above and, in some instances, state-specific

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

subclasses. The consolidated amended complaint seeks class certification, payment for class notice, injunctive relief, monetary damages, prejudgment interest, statutory damages, restitution, and attorneys’ fees and costs. On November 18, 2016, the defendants filed a motion to dismiss, and a hearing on that motion is scheduled for March 22, 2017. On January 12, 2017, the plaintiffs filed a second consolidated amended class action complaint. The transferee court’s scheduling order, as amended, provides for the plaintiffs to file a motion for class certification by April 3, 2018, and a hearing on the class certification motion on July 13-14, 2018.

On November 7, 2016, a public health advocacy organization filed Breathe DC v. Santa Fe Natural Tobacco Co., Inc. (D.C. Super. Ct.), an action against SFNTC, RAI and RJR Tobacco based on allegations relating to the labeling, advertising and promotional materials for NATURAL AMERICAN SPIRIT brand cigarettes that are similar to the allegations in the actions consolidated for pre-trial purposes in the U.S. District Court for the District of New Mexico transferee court described immediately above. The complaint seeks injunctive and other non-monetary relief, but does not seek monetary damages. On December 6, 2016, the defendants removed the action to the U.S. District Court for the District of Columbia and, on December 7, 2016, filed a notice with the JPML to have the action transferred to the transferee court. On December 7, 2016, the plaintiff moved in the U.S. District Court for the District of Columbia to remand the action to the Superior Court for the District of Columbia. On December 9, 2016, the JPML conditionally ordered that the case be transferred to the transferee court. On December 20, 2016, the U.S. District Court for the District of Columbia issued an order stating that it will rule on the plaintiff’s motion to remand before the JPML considers the plaintiff’s motion to vacate the conditional transfer order.

Other Class Actions.

In Young v. American Tobacco Co., Inc. (Cir. Ct. Orleans Parish, La., filed 1997), the plaintiff brought a class action against U.S. cigarette manufacturers, including RJR Tobacco and B&W, and parent companies of U.S. cigarette manufacturers, including RJR, on behalf of a putative class of Louisiana residents who, though not themselves cigarette smokers, allegedly suffered injury as a result of exposure to ETS from cigarettes manufactured by defendants. The plaintiffs seek to recover an unspecified amount of compensatory and punitive damages. In March 2016, the court entered an order staying the case, including all discovery, pending the completion of the smoking cessation program ordered by the court in Scott v. The American Tobacco Co.

In Parsons v. A C & S, Inc. (Cir. Ct. Ohio County, W. Va., filed 1998), the plaintiff brought a class action against asbestos manufacturers, U.S. cigarette manufacturers, including RJR Tobacco, B&W, Lorillard Tobacco, and parent companies of U.S. cigarette manufacturers, including RJR and Lorillard, on behalf of a putative class of persons who allegedly have personal injury claims arising from their exposure to respirable asbestos fibers and cigarette smoke. The plaintiff seeks to recover $1 million in compensatory and punitive damages individually for her purported injuries and an unspecified amount for the class in compensatory and punitive damages. In December 2000, three defendants, Nitral Liquidators, Inc., Desseaux Corporation of North America and Armstrong World Industries, filed bankruptcy petitions in the U.S. Bankruptcy Court for the District of Delaware, In re Armstrong World Industries, Inc. Pursuant to section 362(a) of the Bankruptcy Code, Parsons is automatically stayed with respect to all defendants who filed for bankruptcy. The case remains pending against the other defendants, including RJR Tobacco and Lorillard Tobacco, but it has long been dormant.

In Jones v. American Tobacco Co., Inc. (Cir. Ct., Jackson County, Mo., filed 1998), the plaintiff filed a class action against the major U.S. cigarette manufacturers, including RJR Tobacco, B&W, Lorillard Tobacco, and parent companies of U.S. cigarette manufacturers, including RJR and Lorillard, on behalf of a putative class of Missouri tobacco product users and purchasers who allegedly became addicted to nicotine. The plaintiffs seek an unspecified amount of compensatory and punitive damages. There is currently no activity in this case.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Filter Cases

Claims have been brought against Lorillard Tobacco and Lorillard by individuals who seek damages resulting from their alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard Tobacco for a limited period of time ending more than 50 years ago. As of December 31, 2016, Lorillard Tobacco and/or Lorillard was a defendant in 78 Filter Cases. Since January 1, 2013, Lorillard Tobacco and RJR Tobacco have paid, or have reached agreement to pay, a total of approximately $47.6 million in settlements to resolve 175 claims asserted in Filter Cases.

Pursuant to the terms of a 1952 agreement between P. Lorillard Company and H&V Specialties Co., Inc. (the manufacturer of the filter material), Lorillard Tobacco is required to indemnify Hollingsworth & Vose for legal fees, expenses, judgments and resolutions in cases and claims alleging injury from finished products sold by P. Lorillard Company that contained the filter material.

On September 13, 2013, the jury in a Filter Case, DeLisle v. A. W. Chesterton Co. (Cir. Ct. Broward County, Fla., filed 2012), found for the plaintiffs on the negligence and strict liability claims; awarded the plaintiffs $8 million in compensatory damages; and found Lorillard Tobacco 22% at fault, Hollingsworth & Vose 22% at fault, and the other defendants 56% at fault. Punitive damages were not at issue. On November 6, 2013, the trial court entered final judgment against Lorillard Tobacco in the amount of $3.52 million. Lorillard Tobacco appealed to the Fourth DCA. On September 14, 2016, the Fourth DCA ordered a new trial because the trial court erred in admitting certain expert testimony and concluded that the $8 million compensatory damages award should have been remitted. The plaintiffs filed a motion for rehearing or rehearing en banc, which was denied by the Fourth DCA on November 9, 2016. The plaintiffs filed an application for discretionary review by the Florida Supreme Court on December 6, 2016. The Florida Supreme Court has issued a stay of the proceedings in that court pending its disposition of a pending application for review in another case. The matter has not been stayed in the trial court, and post-appeal motions are pending to vacate the final judgment and discharge the surety bonds. The plaintiffs have filed both a stay motion in the Florida Supreme Court and a motion to recall the mandate in the Fourth DCA, which motions are presently pending.

Health-Care Cost Recovery Cases

Health-care cost recovery cases have been brought by a variety of plaintiffs. Other than certain governmental actions, these cases largely have been unsuccessful on remoteness grounds, which means that one who pays an injured person’s medical expenses is legally too remote to maintain an action against the person allegedly responsible for the injury.

As of December 31, 2016, two health-care cost recovery cases were pending in the United States against RJR Tobacco, B&W, Lorillard Tobacco, or all three, as discussed below after the discussion of the State Settlement Agreements. A limited number of claimants have filed suit against RJR Tobacco, one of its affiliates, and other tobacco industry defendants to recover funds for health care, medical and other assistance paid by foreign provincial governments in treating their citizens. For additional information on these cases, see “—International Cases” below.

State Settlement Agreements. In June 1994, the Mississippi Attorney General brought an action, Moore v. American Tobacco Co. , against various industry members, including RJR Tobacco, B&W and Lorillard Tobacco. This case was brought on behalf of the state to recover state funds paid for health care and other assistance to state citizens suffering from diseases and conditions allegedly related to tobacco use. Most other states, through their attorneys general or other state agencies, sued RJR Tobacco, B&W, Lorillard Tobacco and other U.S. cigarette manufacturers based on similar theories. The cigarette manufacturer defendants, including RJR Tobacco, B&W and Lorillard Tobacco, settled the first four of these cases scheduled for trial — Mississippi, Florida, Texas and Minnesota — by separate agreements with each such state.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

On November 23, 1998, the major U.S. cigarette manufacturers, including RJR Tobacco, B&W and Lorillard Tobacco, entered into the Master Settlement Agreement with attorneys general representing the remaining 46 states, the District of Columbia, Puerto Rico, Guam, the Virgin Islands, American Samoa and the Northern Marianas. Effective on November 12, 1999, the MSA settled all the health-care cost recovery actions brought by, or on behalf of, the settling jurisdictions and released various additional present and future claims.

In the settling jurisdictions, the MSA released RJR Tobacco, B&W, Lorillard Tobacco, and their affiliates and indemnitees, including RAI and Lorillard, from:

•	all claims of the settling states and their respective political subdivisions and other recipients of state health-care funds, relating to past conduct arising out of the use, sale, distribution, manufacture, development, advertising, marketing or health effects of, the exposure to, or research, statements or warnings about, tobacco products; and

•	all monetary claims of the settling states and their respective political subdivisions and other recipients of state health-care funds, relating to future conduct arising out of the use of or exposure to, tobacco products that have been manufactured in the ordinary course of business.

Set forth below is the unadjusted tobacco industry settlement payment schedule (in millions) for 2014 and thereafter:

	2014	2015	2016 and thereafter
First Four States’ Settlements: (1)
Mississippi Annual Payment	$136	$136	$136
Florida Annual Payment	440	440	440
Texas Annual Payment	580	580	580
Minnesota Annual Payment	204	204	204
Master Settlement Agreement:
Annual Payments (1)	8,004	8,004	8,004

Total	$9,364	$9,364	$9,364

RAI’s operating subsidiaries expenses and payments under the State Settlement Agreements for 2014, 2015 and 2016 and the projected expenses and payments for 2017 and thereafter (in millions) are set forth below. (1)(2)

	2014	2015	2016	2017		2018 and thereafter
Settlement expenses	$1,917	$2,403	$2,727		—		—
Settlement cash payments	$1,985	$2,166	$3,042		—		—
Projected settlement expenses				$	>3,000	$	>3,000
Projected settlement cash payments				$	>2,700	$	>3,000

(1)	Subject to adjustments for changes in sales volume, inflation, operating profit and other factors. Payments are allocated among the companies on the basis of relative market share or other methods. For further information, see “— State Settlement Agreements —Enforcement and Validity; Adjustments” below.
(2)	The amounts above reflect the impact of the Term Sheet and the NY State Settlement described below under “— State Settlement Agreements — Enforcement and Validity; Adjustments — Partial Settlement of Certain NPM Adjustment Claims.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

The State Settlement Agreements also contain provisions restricting the marketing of tobacco products. Among these provisions are restrictions or prohibitions on the use of cartoon characters, brand-name sponsorships, apparel and other merchandise, outdoor and transit advertising, payments for product placement, free sampling and lobbying. Furthermore, the State Settlement Agreements required the dissolution of three industry-sponsored research and trade organizations.

The State Settlement Agreements have materially adversely affected RJR Tobacco’s shipment volumes. RAI believes that these settlement obligations may materially adversely affect the results of operations, cash flows or financial position of RAI and RJR Tobacco in future periods. The degree of the adverse impact will depend, among other things, on the rate of decline in U.S. cigarette sales in the premium and value categories, RJR Tobacco’s share of the domestic premium and value cigarette categories, and the effect of any resulting cost advantage of manufacturers not subject to the State Settlement Agreements.

U.S. Department of Justice Case.

In United States v. Philip Morris USA Inc. (U.S.D.C. D.D.C., filed 1999) , the U.S. Department of Justice brought an action against RJR Tobacco, B&W, Lorillard Tobacco and other tobacco companies seeking (1) recovery of federal funds expended in providing health care to smokers who developed alleged smoking-related diseases pursuant to the Medical Care Recovery Act and Medicare Secondary Payer provisions of the Social Security Act and (2) equitable relief under the civil provisions of RICO, including disgorgement of roughly $280 billion in profits the government contended were earned as a consequence of a purported racketeering “enterprise.” In September 2000, the district court dismissed the government’s Medical Care Recovery Act and Medicare Secondary Payer claims. In February 2005, the U.S. Court of Appeals for the D.C. Circuit, referred to as the D.C. Circuit, ruled that disgorgement was not an available remedy.

On August 17, 2006, after a non-jury bench trial, the district court found certain defendants, including RJR Tobacco, B&W and Lorillard Tobacco, had violated RICO, but did not impose any direct financial penalties. The district court instead enjoined RJR Tobacco, Lorillard Tobacco and the other defendants from committing future racketeering acts, participating in certain trade organizations, making misrepresentations concerning smoking and health and youth marketing, and using certain brand descriptors such as “low tar,” “light,” “ultra light,” “mild” and “natural.” The district court also ordered RJR Tobacco, Lorillard Tobacco and the other defendants to issue “corrective communications” on five subjects, including smoking and health and addiction, and to comply with further undertakings, including maintaining web sites of historical corporate documents and disseminating certain marketing information on a confidential basis to the government. In addition, the district court placed restrictions on the defendants’ ability to dispose of certain assets for use in the United States, unless the transferee agrees to abide by the terms of the district court’s order, and ordered certain defendants to reimburse the U.S. Department of Justice its taxable costs incurred in connection with the case.

Defendants, including RJR Tobacco, B&W, and Lorillard Tobacco, appealed, the government cross appealed, and the defendants moved in the district court for clarification and a stay pending appeal. After the district court denied the defendants’ motion to stay, the D.C. Circuit granted a stay in October 2006.

The district court then granted the motion for clarification in part and denied it in part. With respect to the meaning and applicability of the general injunctive relief of the August 2006 order, the district court denied the motion for clarification. With respect to the request for clarification as to the scope of the provisions in the order prohibiting the use of descriptors and requiring corrective statements at retail point of sale, the district court granted the motion and also ruled that the provisions prohibiting the use of express or implied health messages or descriptors do apply to the actions of the defendants taken outside of the United States.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

In May 2009, the D.C. Circuit largely affirmed both the finding of liability against the tobacco defendants and the remedial order, including the denial of additional remedies, but vacated the order and remanded for further proceedings as to the following four discrete issues:

•	the issue of the extent of B&W’s control over tobacco operations was remanded for further fact finding and clarification;

•	the remedial order was vacated to the extent that it binds all defendants’ subsidiaries and was remanded to the district court for determination as to whether inclusion of the subsidiaries and which of the subsidiaries satisfy Rule 65(d) of the Federal Rules of Civil Procedure;

•	the D.C. Circuit held that the provision found in paragraph four of the injunction, concerning the use of any express or implied health message or health descriptor for any cigarette brand, should not be read to govern overseas sales. The issue was remanded to the district court with instructions to reformulate it so as to exempt foreign activities that have no substantial, direct and foreseeable domestic effects; and

•	the remedial order was vacated regarding “point of sale” displays and remanded for the district court to evaluate and make due provisions for the rights of innocent persons, either by abandoning this part of the remedial order or re-crafting a new version reflecting the rights of third parties.

In June 2010, the U.S. Supreme Court denied all parties’ petitions for writ of certiorari.

Post-remand proceedings are underway. On December 22, 2010, the district court dismissed B&W from the litigation. In November 2012, the trial court entered an order setting forth the text of the corrective statements and directed the parties to engage in discussions with the Special Master to implement them. After extensive mediation led the parties to an implementation agreement, the district court entered an implementation order on June 2, 2014. The defendants filed a consolidated appeal challenging both the content of the court-ordered statements and the requirement that those statements be published in redundant media. On May 22, 2015, the D.C. Circuit reversed the corrective statements order in part, affirmed in part, and remanded to the district court for further proceedings. On October 1, 2015, the district court ordered the parties to propose new corrective-statements preambles. On February 8, 2016, the district court entered an order adopting the government’s proposed corrective-statements preamble. The parties then mediated, per the district court’s order, changes to the implementation order necessitated by the new preamble. On April 19, 2016, the district court accepted the parties’ mediated agreement on implementation and entered a superseding consent order with respect to implementation. The superseding consent order stays implementation of the corrective statements until the exhaustion of appeals from the orders establishing the text of those statements and governing implementation details. On April 7, 2016, the defendants and the post-judgment parties regarding remedies noticed an appeal to the D.C. Circuit from the order adopting the government’s proposed corrective-statement preambles. On May 6, 2016, the defendants and post-judgment parties regarding remedies noticed an appeal to the D.C. Circuit from the superseding consent order. On June 7, 2016, the D.C. Circuit granted the unopposed motion of the defendants and the post-judgment parties regarding remedies to consolidate the two appeals. Briefing in the consolidated appeals concluded in late December 2016, and oral argument is scheduled for February 17, 2017. Additionally, RJR Tobacco appealed the district court’s May 28, 2015, order requiring RJR Tobacco to televise an additional set of corrective statements on behalf of B&W. On November 1, 2016, the D.C. Circuit upheld the order. In light of the corrective-statements implementation requirements, $20 million has been accrued for the estimated costs of the corrective communications and is included in the consolidated balance sheet as of December 31, 2016.

Native American Tribe Case.

As of December 31, 2016, one Native American tribe case was pending before a tribal court against RJR Tobacco, B&W and Lorillard Tobacco, Crow Creek Sioux Tribe v. American Tobacco Co. (Tribal Ct., Crow Creek Sioux, S.D., filed 1997). The plaintiffs seek to recover actual and punitive damages, restitution, funding of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

a clinical cessation program, funding of a corrective public education program, and disgorgement of unjust profits from sales to minors. The plaintiffs claim that the defendants are liable under the following theories: unlawful marketing and targeting of minors, contributing to the delinquency of minors, unfair and deceptive acts or practices, unreasonable restraint of trade and unfair method of competition, negligence, negligence per se, conspiracy and restitution of unjust enrichment. The case is dormant.

International Cases.

Each of the ten Canadian provinces has filed a health-care cost recovery action against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates. In these actions, which are described below, each of the Canadian provinces seeks to recover for health care, medical and other assistance paid and to be paid for treating tobacco-related disease. Pursuant to the terms of the 1999 sale of RJR Tobacco’s international tobacco business, RJR Tobacco has tendered the defense of these actions to JTI. Subject to a reservation of rights, JTI has assumed the defense of RJR Tobacco and its affiliate in these actions.

•	British Columbia (British Columbia Sup. Ct., Vancouver Registry, filed 1997) — In 1997, British Columbia enacted a statute creating a civil cause of action against tobacco-related entities for the provincial government to recover the costs of health-care benefits incurred for insured British Columbia residents resulting from tobacco-related disease. An initial action brought pursuant to the statute against Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and certain of its affiliates, was dismissed in February 2000 when the British Columbia Supreme Court ruled that the legislation was unconstitutional. British Columbia then enacted a revised statute, pursuant to which an action was filed in January 2001 against many of the same defendants, including RJR Tobacco and one of its affiliates. In that action, the British Columbia government seeks to recover the present value of its total expenditures for health-care benefits provided for insured persons resulting from tobacco-related disease or the risk of tobacco-related disease caused by alleged breaches of duty by the manufacturers, the present value of its estimated total expenditures for health-care benefits that reasonably could be expected to be provided for those insured persons resulting from tobacco-related disease or the risk of tobacco-related disease in the future, court ordered interest, and costs, or in the alternative, special or increased costs. The government alleges that the defendants are liable under the British Columbia statute by reason of their “tobacco related wrongs,” which are alleged to include: selling defective products, failure to warn, sale of cigarettes to children and adolescents, strict liability, deceit and misrepresentation, violation of trade practice and competition acts, concerted action, and joint liability. RJR Tobacco and its affiliate filed statements of defense in January 2007. Pretrial discovery is ongoing.

•	New Brunswick (Ct. of Queen’s Bench of New Brunswick, Jud. Dist. Fredericton, filed 2008) — This claim is brought pursuant to New Brunswick legislation enacted in 2008 that is substantially similar to the revised British Columbia statute described above. It seeks recovery of essentially the same types of damages sought in the British Columbia action based on analogous theories of liability. RJR Tobacco and its affiliate filed statements of defense in March 2010. Pretrial discovery is ongoing.

•	Ontario (Ontario Super. Ct. Justice, Toronto, filed 2009) - This claim is brought pursuant to Ontario legislation that is substantially similar to the revised British Columbia statute described above. It seeks recovery of essentially the same types of damages sought in the British Columbia action based on analogous theories of liability, although the government also asserted claims based on the illegal importation of cigarettes, which claims were deleted in an amended statement of claim filed in August 2010. RJR Tobacco and its affiliate filed statements of defense in April 2016.

•	Newfoundland and Labrador (Sup. Ct. Newfoundland and Labrador, St. John’s, filed 2011) - This claim is brought pursuant to Newfoundland and Labrador legislation that is substantially similar to the revised British Columbia statute described above. It seeks recovery of essentially the same types of damages sought in the British Columbia action based on analogous theories of liability. RJR Tobacco and its affiliate filed statements of defense in May 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

•	Manitoba (Ct. of Queen’s Bench, Winnipeg Jud. Centre, filed 2012) - This claim is brought pursuant to Manitoba legislation that is substantially similar to the revised British Columbia statute described above. It seeks recovery of essentially the same types of damages sought in the British Columbia action based on analogous theories of liability. RJR Tobacco and its affiliate filed statements of defense in September 2014. Pre-trial discovery is ongoing.

•	Quebec (Super. Ct. Quebec, Dist. Montreal, filed 2012) - This claim is brought pursuant to Quebec legislation that is substantially similar to the revised British Columbia statute described above. It seeks recovery of essentially the same types of damages being sought in the British Columbia action based on analogous theories of liability. RJR Tobacco and its affiliate filed defenses in December 2014. Pretrial discovery is ongoing.

•	Saskatchewan (Ct. of Queen’s Bench, Jud. Centre Saskatoon, filed 2012) - This claim is brought pursuant to Saskatchewan legislation that is substantially similar to the revised British Columbia statute described above. It seeks recovery of essentially the same types of damages sought in the British Columbia action based on analogous theories of liability. RJR Tobacco and its affiliate filed statements of defense in February 2015.

•	Alberta (Ct. of Queen’s Bench, Alberta Jud. Centre of Calgary, filed 2012) - This claim is brought pursuant to Alberta legislation that is substantially similar to the revised British Columbia statute described above. It seeks recovery of essentially the same types of damages sought in the British Columbia action based on analogous theories of liability. RJR Tobacco and its affiliate filed statements of defense in March 2016.

•	Prince Edward Island (Sup. Ct. P.E.I., Charlottetown, filed 2012) — This claim is brought pursuant to Prince Edward Island legislation that is substantially similar to the revised British Columbia statute described above. It seeks recovery of essentially the same types of damages sought in the British Columbia action based on analogous theories of liability. RJR Tobacco and its affiliate filed statements of defense in February 2015.

•	Nova Scotia (Sup. Ct. Nova Scotia, Halifax, filed 2015) — This claim is brought pursuant to Nova Scotia legislation that is substantially similar to the revised British Columbia statute described above. It seeks recovery of essentially the same types of damages sought in the British Columbia action based on analogous theories of liability. RJR Tobacco and its affiliate filed statements of defense in July 2015.

Seven putative class actions, which are described below, have been filed against various Canadian and non-Canadian tobacco-related entities, including RJR Tobacco and one of its affiliates, in Canadian provincial courts. In these cases, the plaintiffs allege claims based on fraud, fraudulent concealment, breach of warranty, breach of warranty of merchantability, and of fitness for a particular purpose, failure to warn, design defects, negligence, breach of a “special duty” to children and adolescents, conspiracy, concert of action, unjust enrichment, market share liability, and violations of various trade practices and competition statutes. The plaintiffs seek recovery on behalf of proposed classes of persons allegedly suffering from tobacco-related disease as a result of smoking defendants’ cigarettes and seek recovery of compensatory and punitive damages, restitution, recovery of government health-care benefits, interest, and costs. Pursuant to the terms of the 1999 sale of RJR Tobacco’s international tobacco business, RJR Tobacco has tendered the defense of these seven actions to JTI. Subject to a reservation of rights, JTI has assumed the defense of RJR Tobacco and its current or former affiliates in these actions. Plaintiffs’ counsel have been actively pursuing only Bourassa , the action pending in British Columbia, at this time.

•	In Kunka v. Canadian Tobacco Manufacturers’ Council (Ct. of Queen’s Bench, Winnipeg Jud. Centre, filed 2009), the plaintiff seeks compensatory and punitive damages on behalf of a proposed class of persons who purchased or smoked defendants’ cigarettes and suffered, or currently suffer, from tobacco-related disease, as well as restitution of profits and reimbursement of government expenditure for health-care benefits allegedly caused by the use of tobacco products.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

•	In Dorion v. Canadian Tobacco Manufacturers’ Council (Ct. of Queen’s Bench, Alberta Jud. Centre of Calgary – filed 2009), the plaintiff seeks compensatory and punitive damages on behalf of a proposed class of persons who purchased or smoked defendants’ cigarettes and suffered, or currently suffer, from tobacco-related disease, as well as restitution of profits and reimbursement of government expenditure for health-care benefits allegedly caused by the use of tobacco products.

•	In Semple v. Canadian Tobacco Manufacturers’ Council (Sup. Ct. Nova Scotia, Halifax, filed 2009), the plaintiff seeks compensatory and punitive damages on behalf of a proposed class comprised of persons who purchased or smoked defendants’ cigarettes for the period from January 1, 1954, to the expiry of the opt-out period as set by the court and suffered, or currently suffer, from tobacco-related disease, as well as restitution of profits and reimbursement of government expenditure for health-care costs allegedly caused by the use of tobacco products.

•	In Adams v. Canadian Tobacco Manufacturers’ Council (Ct. of Queen’s Bench, Jud. Centre of Regina, filed 2009), the plaintiff seeks compensatory and punitive damages on behalf of a proposed class of persons who were alive on July 10, 2009, and suffered, or currently suffer, from chronic obstructive pulmonary disease, emphysema, heart disease or cancer, after having smoked a minimum of 25,000 of defendants’ cigarettes, as well as disgorgement of revenues earned by the defendants. RJR Tobacco and its affiliate have brought a motion challenging the jurisdiction of the Saskatchewan court.

•	In Bourassa v. Imperial Tobacco Canada Ltd. (Sup. Ct. of British Columbia, Victoria Registry, filed 2010), the plaintiff seeks compensatory and punitive damages on behalf of a proposed class of persons who were alive on June 12, 2007, and suffered, or currently suffer, from chronic respiratory diseases, after having smoked a minimum of 25,000 of defendants’ cigarettes, as well as disgorgement of revenues earned by the defendants from January 1, 1954, to the date the claim was filed. RJR Tobacco and its affiliate have filed a challenge to the jurisdiction of the British Columbia court. The plaintiff filed a motion for certification in April 2012, and filed affidavits in support in August 2013. An amended claim was filed in December 2014.

•	In McDermid v. Imperial Tobacco Canada Ltd. (Sup. Ct. of British Columbia, Victoria Registry, filed 2010), the plaintiff seeks compensatory and punitive damages on behalf of a proposed class of persons who were alive on June 12, 2007, and suffered, or currently suffer, from heart disease, after having smoked a minimum of 25,000 of defendants’ cigarettes, as well as disgorgement of revenues earned by the defendants from January 1, 1954, to the date the claim was filed. RJR Tobacco and its affiliate have filed a challenge to the jurisdiction of the British Columbia court.

•	In Jacklin v. Canadian Tobacco Manufacturers’ Council (Ontario Super. Ct. of Justice, St. Catherines, filed 2012), the plaintiff seeks compensatory and punitive damages on behalf of a proposed class of persons who were alive on June 12, 2007, and suffered, or currently suffer, from chronic obstructive pulmonary disease, heart disease, or cancer, after having smoked a minimum of 25,000 of defendants’ cigarettes, as well as restitution of profits, and reimbursement of government expenditure for health-care benefits allegedly caused by the use of tobacco products.

State Settlement Agreements — Enforcement and Validity; Adjustments

As of December 31, 2016, there were 28 cases concerning the enforcement, validity or interpretation of the State Settlement Agreements in which RJR Tobacco, B&W or Lorillard Tobacco is a party. This number includes those cases, discussed below, relating to disputed payments under the State Settlement Agreements.

In May 2006, the State of Florida filed a motion, in the Circuit Court of the Fifteenth Judicial Circuit, in and for Palm Beach County, Florida, to enforce the Florida settlement agreement, referred to as the Florida Settlement Agreement, for an accounting by Brown & Williamson Holdings, Inc., and for an Order of Contempt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

The State asserted that B&W failed to report in its net operating profit on its shipments, cigarettes manufactured by B&W under contract for Star Tobacco or its parent, Star Scientific, Inc. The State is seeking approximately $12.4 million in additional payments under the Florida Settlement Agreement, as well as $17.0 million in interest payments. This matter is currently in the discovery phase.

On January 18, 2017, the State of Florida filed a motion to enjoin ITG as a defendant and to enforce the Florida Settlement Agreement. The State’s motion seeks payment under the Florida Settlement Agreement with respect to the four brands (WINSTON, SALEM, KOOL and MAVERICK) that were sold to ITG in the Divestiture. Under the asset purchase agreement relating to the Divestiture (and related documents), ITG was to assume responsibility with respect to these brands. Since the closing of the Divestiture and the transfer of these brands to it, ITG has not made settlement payments to the State with respect to these brands. The State’s motion asserts that it “is presently owed more than $45 million and will continue to suffer annual losses of approximately $30 million absent the Court’s enforcement of the Settlement Agreement….” The State’s motion seeks, among other things, an order from the court declaring that RJR Tobacco and ITG are in breach of the Florida Settlement Agreement and are required, jointly and severally, to make annual payments to the State under the Florida Settlement Agreement with respect to the brands transferred to ITG in the Divestiture.

Also on January 18, 2017, Philip Morris USA, Inc. filed a motion to enforce the Florida Settlement Agreement. Philip Morris USA, Inc.’s motion asserted that RJR Tobacco and ITG have breached the Florida Settlement Agreement by failing to comply with the obligations under the Florida Settlement Agreement with respect to the transferred brands. Philip Morris USA, Inc.’s motion asserts that RJR Tobacco and ITG have “…deprived the State…of over $40 million in settlement payments and improperly shifted millions of the remaining settlement payment obligations from themselves to Philip Morris USA, Inc., amounts that will increase greatly going forward absent intervention by [the] Court.” Philip Morris USA, Inc.’s motion seeks various forms of relief to modify the settlement payment calculations to address the issues raised in its motion.

On January 27, 2017, RJR Tobacco filed a motion asserting that ITG failed to use its reasonable best efforts to join the Florida Settlement Agreement and breached the asset purchase agreement relating to the Divestiture. Accordingly, RJR Tobacco filed a motion for leave to allow a supplemental pleading for breach by ITG of its obligations regarding joinder into the Florida Settlement Agreement.

NPM Adjustment Claims. The MSA includes an adjustment that potentially reduces the annual payment obligations of RJR Tobacco, Lorillard Tobacco and the other PMs. Certain requirements, collectively referred to as the Adjustment Requirements, must be satisfied before the NPM Adjustment for a given year is available:

•	an Independent Auditor must determine that the PMs have experienced a market share loss, beyond a triggering threshold, to those manufacturers that do not participate in the MSA, such non-participating manufacturers referred to as NPMs; and

•	in a binding arbitration proceeding, a firm of independent economic consultants must find that the disadvantages of the MSA were a significant factor contributing to the loss of market share. This finding is known as a significant factor determination.

When the Adjustment Requirements are satisfied, the MSA provides that the NPM Adjustment applies to reduce the annual payment obligation of the PMs. However, an individual settling state may avoid its share of the NPM Adjustment if it had in place and diligently enforced during the entirety of the relevant year a “Qualifying Statute” that imposes escrow obligations on NPMs that are comparable to what the NPMs would have owed if they had joined the MSA. In such event, the state’s share of the NPM Adjustment is reallocated to other settling states, if any, that did not have in place and diligently enforce a Qualifying Statute.

NPM Adjustment Claim for 2003. For 2003, the Adjustment Requirements were satisfied. As a result, based on revised numbers calculated by the Independent Auditor, RJR Tobacco placed approximately $615 million,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

and Lorillard Tobacco placed approximately $109 million, of its 2006 and 2007 MSA payments into a disputed payments account, in accordance with a procedure established by the MSA.

As a result of this action, 37 of the settling states filed legal proceedings in their respective MSA courts seeking declaratory orders that they diligently enforced their Qualifying Statutes during 2003 and/or orders compelling RJR Tobacco and the other PMs that placed money in the disputed payments account to pay the disputed amounts to the settling states. In response, RJR Tobacco and other PMs, pursuant to the MSA’s arbitration provisions, moved to compel arbitration of the parties’ dispute concerning the 2003 NPM Adjustment, including the states’ diligent enforcement claims, before an arbitration panel consisting of three retired federal court judges. The settling states opposed these motions, arguing, among other things, that the issue of diligent enforcement must be resolved by MSA courts in each of the 52 settling states and territories.

Forty-seven of the 48 courts that addressed the question whether the dispute concerning the 2003 NPM Adjustment is arbitrable ruled that arbitration was required under the MSA. The Montana Supreme Court ruled that the State of Montana did not agree to arbitrate the question of whether it diligently enforced a Qualifying Statute. Subsequently, Montana and the PMs reached an agreement whereby the PMs agreed not to contest Montana’s claim that it diligently enforced the Qualifying Statute during 2003.

In January 2009, RJR Tobacco and certain other PMs entered into an Agreement Regarding Arbitration, referred to as the Arbitration Agreement, with 45 of the MSA settling states (representing approximately 90% of the allocable share of the settling states) pursuant to which those states agreed to participate in a multistate arbitration of issues related to the 2003 NPM Adjustment. Under the Arbitration Agreement, the signing states had their ultimate liability, if any, with respect to the 2003 NPM Adjustment reduced by 20%, and RJR Tobacco and the other PMs that placed their share of the disputed 2005 NPM Adjustment (discussed below) into the disputed payments account, without releasing or waiving any claims, authorized the release of those funds to the settling states.

The arbitration panel contemplated by the MSA and the Arbitration Agreement, referred to as the Arbitration Panel, was selected, and proceedings before the panel with respect to the 2003 NPM Adjustment claim began in July 2010. Following the completion of document and deposition discovery, on November 3, 2011, RJR Tobacco and the other PMs advised the Arbitration Panel that they were not contesting the “diligent enforcement” of 12 states and the four U.S. territories with a combined allocable share of less than 14%. The “diligent enforcement” of the remaining 33 settling states, the District of Columbia and Puerto Rico was contested and became the subject of further proceedings. A common issues hearing was held in April 2012, and state specific evidentiary hearings with respect to the contested states were initiated.

As a result of the partial settlement of certain NPM Adjustment claims, as described in more detail below, as well as the earlier decisions not to contest the diligent enforcement of 12 states, two of which are participants in the partial settlement, and the four U.S. territories, only 15 contested settling states required state specific diligent enforcement rulings. State specific evidentiary hearings were completed in May 2013.

In September 2013, the Arbitration Panel issued rulings with respect to the 15 remaining contested states. The Arbitration Panel ruled that six states — Indiana, Kentucky, Maryland, Missouri, New Mexico and Pennsylvania (collectively representing approximately 14.68% allocable share) — had not diligently enforced their Qualifying Statutes in 2003. Each of these six states filed motions to vacate and/or modify the diligent enforcement rulings on the 2003 NPM Adjustment claim. The status as to each of these states is as follows:

•

Indiana and Kentucky (representing approximately 3.80% allocable share) subsequently joined the partial settlement of certain NPM Adjustment claims, as described in more detail below. Indiana participated in a joint motion to stay indefinitely further proceedings on the motions it had filed to vacate the settlement and to modify the adverse diligent enforcement ruling against it. Similarly,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Kentucky has joined in a stipulation by the parties filed with the court in that state to stay further proceedings on its motions, but that stipulation has not yet been signed by the court.

•	Pennsylvania dropped its challenge to the finding of non-diligence entered against it. However, the state court in Pennsylvania entered an order that modified the judgment reduction method that had been adopted by the Arbitration Panel, which reduced RJR Tobacco’s and Lorillard Tobacco’s recovery from this state by $54.0 million and $9.5 million, respectively. Upon appeal, in April 2015, the intermediate appellate court in Pennsylvania upheld the trial court ruling. The Pennsylvania Supreme Court declined to take the industry’s appeal of that ruling. RJR Tobacco filed a petition for writ of certiorari with the U.S. Supreme Court on April 21, 2016. On October 11, 2016, the U.S. Supreme Court denied RJR Tobacco’s petition for writ of certiorari.

•	Missouri dropped its challenge to the finding of non-diligence entered against it. However, the state court in Missouri entered an order that modified the judgment reduction method that had been adopted by the Arbitration Panel which reduced RJR Tobacco’s and Lorillard Tobacco’s recovery from this state by $21.4 million and $3.8 million, respectively. Upon appeal, in September 2015, the intermediate appellate court in Missouri reversed the trial court ruling. Missouri is appealing that ruling to the Missouri Supreme Court. The appeal is fully briefed, and oral argument on the appeal was held on November 8, 2016. A decision is pending.

•	Maryland dropped its challenge to the finding of non-diligence entered against it. Maryland’s motion challenging the judgment reduction method adopted by the Arbitration Panel was denied by its state court. Upon appeal, in October 2015, the intermediate appellate court in Maryland reversed the trial court, the effect of which was to reduce RJR Tobacco’s and Lorillard Tobacco’s recovery from this state by a total of $21.2 million and $3.7 million, respectively. The Maryland Supreme Court declined to take the industry’s appeal of that ruling. RJR Tobacco filed a petition for writ of certiorari with the U.S. Supreme Court on June 22, 2016. On October 11, 2016, the U.S. Supreme Court denied RJR Tobacco’s petition for writ of certiorari.

•	New Mexico filed motions challenging the finding of non-diligence and seeking a modification of the judgment reduction method adopted by the Arbitration Panel. The New Mexico trial court denied the state’s motion to vacate the finding of non-diligence, but granted the state’s motion challenging the judgment reduction method that had been adopted by the Arbitration Panel, which reduced RJR Tobacco’s and Lorillard Tobacco’s recovery from this state by $5.6 million and $1 million, respectively. RJR Tobacco has appealed the court’s ruling on the judgment reduction method. The State did not appeal the trial court’s denial of its motion to vacate the finding on non-diligence.

As noted above, the effect from the four non-diligent states, Pennsylvania, Missouri, Maryland and New Mexico, no longer challenging the findings of non-diligence entered against them by the Arbitration Panel was that a certain portion of the potential recovery from these four states was probable and reasonably estimable. Consequently, $6 million and $93 million was recognized as a reduction of cost of products sold in RAI’s consolidated statement of income for the year ended December 31, 2016 and 2015, respectively. Therefore, RJR Tobacco now estimates that the maximum remaining amount of its claim and Lorillard Tobacco’s claim with respect to the 2003 NPM Adjustment claim is $27 million and $5 million, respectively, plus any applicable interest and earnings. Until such time as the various remaining state motions challenging the rulings of the Arbitration Panel have been resolved, including any necessary appeals, uncertainty exists as to the timing, process and amount of RJR Tobacco’s ultimate recovery with respect to its remaining share of the 2003 NPM Adjustment claim and, accordingly, no additional amounts for the remaining four non-diligent states have been recognized in RAI’s consolidated financial statements as of December 31, 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

NPM Adjustment Claims for 2004-2015 . From 2006 to 2008, proceedings (including significant factor arbitrations before an independent economic consulting firm) were initiated with respect to the NPM Adjustment for 2004, 2005 and 2006. Ultimately, the Adjustment Requirements were satisfied with respect to each of these NPM Adjustments.

In subsequent years, RJR Tobacco, Lorillard Tobacco, certain other PMs and the settling states entered into three separate agreements, covering fiscal years 2007 to 2009, fiscal years 2010 to 2012 and fiscal years 2013 to 2014, respectively, wherein the settling states would not contest that the disadvantages of the MSA were “a significant factor contributing to” the market share loss experienced by the PMs in those years. The stipulation pertaining to each of the years covered by the three agreements became effective in February of the year a final determination by the firm of independent economic consultants would otherwise have been expected if the issue had been arbitrated on the merits. RJR Tobacco and the PMs paid certain amounts into the States’ Antitrust/Consumer Protection Tobacco Enforcement Fund established under Section VIII(c) of the MSA for each year covered by these agreements, with RJR Tobacco paying approximately 47% and Lorillard Tobacco paying approximately 20% of such amounts.

Based on the payment calculations of the Independent Auditor and the agreements described above regarding the significant factor determinations, the Adjustment Requirements have been satisfied with respect to the NPM Adjustments for fiscal years 2007 to 2013. Determination of satisfaction of the Adjustment Requirements for 2014 has not been made. The approximate maximum principal amounts of RJR Tobacco’s and Lorillard Tobacco’s shares of the disputed NPM Adjustments for the years 2004 through 2014 (in millions) , as currently calculated by the Independent Auditor, and the remaining amounts after the settlements of certain NPM Adjustments claims (see below), are as follows (1) :

	RJR Tobacco		Lorillard Tobacco
Volume Year	Disputed	Remaining after settlements	Disputed	Remaining after settlements
2004	$562	$210	$111	$41
2005	445	166	76	29
2006	419	156	73	27
2007	435	166	83	32
2008	468	179	104	40
2009	472	180	107	41
2010	470	179	119	46
2011	422	161	88	34
2012	428	163	96	37
2013	455	173	91	35
2014	430	164	92	36

(1)	The amounts shown above do not include the interest or earnings thereon to which RJR Tobacco and Lorillard Tobacco believe they would be entitled under the MSA.

In addition to the above, SFNTC’s portion of the disputed NPM Adjustments for the years 2004 through 2014 is approximately $67 million and the remaining amount after the settlements is approximately $26 million.

The 2015 volume year NPM Adjustments for RJR Tobacco, Lorillard Tobacco and SFNTC are $481 million, $41 million and $18 million, respectively.

The 2004 NPM Adjustment proceeding is underway before two overlapping panels, with one panel hearing the issues with respect to five states and the other panel hearing the issues as to the remaining states that will be part of the arbitration. A case management order governing the arbitration was entered on June 14, 2016. Under the timing established by that case management order, it is expected that discovery in the arbitration proceedings

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

will be completed by the end of the second quarter of 2017 and that a hearing on common issues will take place before the end of the third quarter of 2017. State specific evidentiary hearings are expected to begin in the fourth quarter of 2017 and will likely conclude by the end of the third quarter of 2018. Diligent enforcement rulings from the panels are likely by the end of the fourth quarter of 2018. RJR Tobacco’s and Lorillard Tobacco’s remaining claim with respect to 2004 is approximately $251 million.

Missouri has obtained an order from the Missouri court of appeals for a separate state specific arbitration of the diligent enforcement issue, although that ruling is on appeal. Also, in the context of the 2003 NPM Adjustment proceedings, Montana obtained a ruling from the Montana Supreme Court that the issue of diligent enforcement under the MSA must be heard before that state’s MSA court. Finally, New Mexico and the four U.S. territories have been asked to join the 2004 NPM Adjustment Arbitration, but have not yet done so.

Due to the uncertainty over the final resolution of the 2004-2015 NPM Adjustment claims asserted by RJR Tobacco (including Lorillard Tobacco claims) and SFNTC, no assurances can be made related to the amounts, if any, that will be realized or any amounts (including interest) that will be owed, except as described below related to the partial settlement of certain NPM Adjustment claims.

Settlement/Partial Settlement of Certain NPM Adjustment Claims. In November 2012, RJR Tobacco, certain other PMs and certain settling states entered into a Term Sheet that set forth terms on which accrued and potential NPM Adjustment claims for 2003 through 2014 could be resolved. The Term Sheet also set forth a restructured NPM Adjustment process to be applied on a going-forward basis, starting with the 2013 volume year. The Term Sheet was provided to all of the MSA settling states for their review and consideration. A total of 17 states, the District of Columbia and Puerto Rico, collectively representing approximately 42% allocable share, joined the proposed settlement. RJR Tobacco and the other PMs indicated that they were prepared to go forward with the proposed settlement with that level of jurisdictional participation.

The Term Sheet provided that the Arbitration Panel in place to deal with the 2003 NPM Adjustment (and other NPM Adjustment-related matters) must review the proposed settlement and enter an appropriate order to confirm for the Independent Auditor that it should implement, as necessary, the terms of the settlement agreement.

In March 2013, the Arbitration Panel entered a Stipulated Partial Settlement and Award, referred to as the Award, reflecting the financial terms of the Term Sheet. Shortly thereafter, the Independent Auditor issued a notice indicating that it intended to implement the financial provisions of the Term Sheet, and also issued various revised payment calculations pertaining to payment years 2009 through 2012 and final calculations pertaining to payment year 2013 that reflected implementation of the financial provisions of the Term Sheet.

Subsequently in 2013, Oklahoma, Connecticut and South Carolina joined the Term Sheet. Efforts by two states, Colorado and Ohio, to obtain injunctions to prevent implementation of the Award were unsuccessful that year.

In June 2014, Kentucky and Indiana, both of which were among the states found “non-diligent” by the Arbitration Panel, joined the Term Sheet on financial terms more favorable to the industry than those agreed to by the original signatory states. Twenty-four jurisdictions have joined the settlement representing approximately 49.87% allocable share.

On October 20, 2015, RJR Tobacco and certain other PMs (including SFNTC) entered into the NY Settlement Agreement with the State of New York to settle certain claims related to the NPM Adjustment. The NY Settlement Agreement resolves NPM Adjustment claims related to payment years from 2004 through 2014 and puts in place a new method to determine future adjustments from 2015 forward as to New York. With the addition of New York’s allocable share of 12.76%, RJR Tobacco has resolved the 2004 through 2014 NPM Adjustments with 25 jurisdictions, representing approximately 62.63% allocable share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

On February 8, 2016, Missouri conditionally joined the Term Sheet on financial terms more favorable to the industry than those received by the original signatory states. Various provisions regarding the timing of credits to be received by RJR Tobacco and the other PMs and disbursements to Missouri from the Disputed Payments Account are also set forth in the conditional joinder. Missouri’s joinder was conditioned upon the enactment by the Missouri legislature of Allocable Share Repeal legislation in Missouri with an effective date making such legislation applicable to NPM cigarettes sold in Missouri beginning no later than August 28, 2016. This condition was not satisfied, and thus the conditional joinder was terminated.

For additional information related to the Term Sheet, the NY Settlement Agreement and the 2003 NPM Adjustment, see “— Cost of Products Sold” in note 1.

Other Litigation and Developments

JTI Claims for Indemnification. By a purchase agreement dated March 9, 1999, amended and restated as of May 11, 1999, referred to as the 1999 Purchase Agreement, RJR and RJR Tobacco sold its international tobacco business to JTI. Under the 1999 Purchase Agreement, RJR and RJR Tobacco retained certain liabilities relating to the international tobacco business sold to JTI. Under its reading of the indemnification provisions of the 1999 Purchase Agreement, JTI has requested indemnification for damages allegedly arising out of these retained liabilities. As previously reported, a number of the indemnification claims between the parties relating to the activities of Northern Brands in Canada have been resolved. The other matters for which JTI has requested indemnification for damages under the indemnification provisions of the 1999 Purchase Agreement are described below:

•	In a letter dated March 31, 2006, counsel for JTI stated that JTI would be seeking indemnification under the 1999 Purchase Agreement for any damages it may incur or may have incurred arising out of a Southern District of New York grand jury investigation, a now-terminated Eastern District of North Carolina grand jury investigation, and various actions filed by the European Community and others in the U.S. District Court for the Eastern District of New York, referred to as the EDNY, against RJR Tobacco and certain of its affiliates on November 3, 2000, August 6, 2001, and (as discussed in greater detail below) October 30, 2002, and against JTI on January 11, 2002.

•	JTI also has sought indemnification relating to a Statement of Claim filed on April 23, 2010, in the Ontario Superior Court of Justice, London, against JTI Macdonald Corp., referred to as JTI-MC, by the Ontario Flue-Cured Tobacco Growers’ Marketing Board, referred to as the Board, Andy J. Jacko, Brian Baswick, Ron Kichler, and Aprad Dobrenty, proceeding on their own behalf and on behalf of a putative class of Ontario tobacco producers that sold tobacco to JTI-MC during the period between January 1, 1986 and December 31, 1996, referred to as the Class Period, through the Board pursuant to certain agreements. The Statement of Claim seeks recovery for damages allegedly incurred by the class representatives and the putative class for tobacco sales during the Class Period made at the contract price for duty free or export cigarettes with respect to cigarettes that, rather than being sold duty free or for export, purportedly were sold in Canada, which allegedly breached one or more of a series of contracts dated between June 4, 1986, and July 3, 1996. Appeals taken from an unsuccessful motion to dismiss the action as barred by the statute of limitations were ultimately denied on November 4, 2016. Certification proceedings are pending.

•	Finally, JTI has advised RJR and RJR Tobacco of its view that, under the terms of the 1999 Purchase Agreement, RJR and RJR Tobacco are liable for approximately $1.85 million related to a judgment entered in 1998, plus interest and costs, in an action filed in Brazil by Lutz Hanneman, a former employee of a former RJR Tobacco subsidiary. RJR and RJR Tobacco deny that they are liable for this judgment under the terms of the 1999 Purchase Agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Although RJR and RJR Tobacco recognize that, under certain circumstances, they may have these and other unresolved indemnification obligations to JTI under the 1999 Purchase Agreement, RJR and RJR Tobacco disagree with JTI as to (1) what circumstances relating to any such matters may give rise to indemnification obligations by RJR and RJR Tobacco, and (2) the nature and extent of any such obligation. RJR and RJR Tobacco have conveyed their position to JTI, and the parties have agreed to resolve their differences at a later time.

European Community. In European Community v. RJR Nabisco, Inc. (U.S.D.C. E.D.N.Y., filed 2002), the European Community and several of its member states allege that RJR, RJR Tobacco and other currently and formerly related companies engaged in money laundering and other conduct violating civil RICO and a variety of common laws. The plaintiffs also allege that the defendants manufactured cigarettes that were eventually sold in Iraq in violation of U.S. sanctions. The plaintiffs seek compensatory, punitive and treble damages among other types of relief. On February 15, 2010, the defendants moved to dismiss, and the action has been stayed and largely inactive since then while the parties have litigated that motion. On March 8, 2011, the district court granted the defendants’ motion in part and dismissed the plaintiffs’ RICO claims. On May 13, 2011, the district court granted the remaining portion of the defendants’ motion and dismissed the plaintiffs’ state-law claims based on the court’s lack of subject matter jurisdiction. The plaintiffs appealed to the Second Circuit.

On April 29, 2014, the Second Circuit vacated and remanded in a decision concluding that (1) as pled, the RICO claims are within the scope of the RICO statute, and (2) the federal court has subject matter jurisdiction over the state-law claims. The defendants sought rehearing and rehearing en banc. On August 20, 2014, the Second Circuit denied panel rehearing and issued an amended opinion that, in addition to adhering to the earlier opinion, held that a civil RICO cause of action extends to extraterritorial injuries. The U.S. Supreme Court granted certiorari and, on June 20, 2016, reversed the Second Circuit’s decision and ordered the dismissal of the plaintiffs’ RICO damages claims, finding that RICO civil causes of action extend only to domestic injuries, which claims the plaintiffs had abandoned. The court also held that any private RICO claims for equitable relief must also rest on domestic injuries but reserved decision on whether the plaintiffs had alleged such claims. The court’s decision does not affect the plaintiffs’ common-law claims. After remand, the district court entered an order allowing the plaintiffs to file an amended complaint by October 24, 2016, which later was extended indefinitely. Once the amended complaint is filed, the parties have been directed to submit a joint briefing schedule for the defendants’ anticipated motion to dismiss. Further, the district court stayed discovery until ten days after entry of an order deciding the defendants’ anticipated motion to dismiss.

Fontem Patent Litigation. On April 4, 2016, a case was filed in federal court, Fontem Ventures B.V. and Fontem Holdings 1 B.V. v. R. J. Reynolds Vapor Company (U.S.D.C. C.D. Cal.), which alleges that VUSE products infringe four patents owned by Fontem purportedly directed to e-cigarettes. On May 3, 2016, Fontem filed a second complaint asserting that the VUSE products infringe two additional Fontem patents purportedly directed to e-cigarettes. On June 22, 2016, Fontem filed a third complaint asserting that the VUSE products infringe one additional Fontem patent purportedly directed to e-cigarettes. RJR Vapor filed an answer in the first case on June 27, 2016, and an amended answer on July 25, 2016. RJR Vapor also filed answers in the second and third cases on July 25, 2016. On June 29, 2016, RJR Vapor filed a motion to transfer the three cases to the Middle District of North Carolina, which was granted on August 8, 2016. The cases are now pending in the Middle District of North Carolina.

Also, RJR Vapor has filed petitions for inter partes review against six of the seven asserted patents. Two of the petitions have been granted, two denied, and the others are still pending decision.

FDA Litigation. On February 25, 2011, RJR Tobacco, Lorillard and Lorillard Tobacco jointly filed a lawsuit, Lorillard, Inc. v. U.S. Food and Drug Administration, in the U.S. District Court for the District of Columbia, challenging the composition of TPSAC which had been established by the FDA under the Family

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Smoking Prevention and Tobacco Control Act, referred to as the FDA Tobacco Act. The complaint alleges that certain members of the TPSAC and certain members of its Constituents Subcommittee have financial and appearance conflicts of interest that are disqualifying under federal ethics law and regulations, and that the TPSAC is not “fairly balanced,” as required by the Federal Advisory Committee Act, referred to as FACA. In March 2011, the plaintiffs filed an amended complaint, which added an additional claim, based on a nonpublic meeting of members of the TPSAC, in violation of the FACA. The court granted the plaintiffs’ unopposed motion to file a second amended complaint adding a count addressing the FDA’s refusal to produce all documents generated by the TPSAC and its subcommittee in preparation of the menthol report. On July 21, 2014, the court granted the plaintiffs’ summary judgment motions finding that three members of the TPSAC Committee had impermissible conflicts of interest. As relief, the court ordered the FDA to reconstitute the committee in conformance with the law and enjoined the agency from using or relying on the TPSAC’s 2011 Menthol Report. On September 18, 2014, the FDA appealed the decision to the D.C. Circuit. On January 15, 2016, the appellate court reversed the decision of the district court, finding that the plaintiffs did not have standing to challenge appointments of certain TPSAC members. Under the appellate court’s order, the three former committee members can serve once again on the TPSAC and FDA can rely on the TPSAC menthol report. On May 9, 2016, the plaintiffs’ petition for rehearing or rehearing en banc was denied. On May 18, 2016, the appellate court issued a mandate vacating the injunction that had barred use of the TPSAC menthol report and had ordered reconstitution of the TPSAC.

For a detailed description of the FDA Tobacco Act, see “— Governmental Activity” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in Part II, Item 7.

Smokeless Tobacco Litigation

In 1999, when the IPIC litigation was first filed, the named defendants included manufacturers of smokeless products, including Conwood Company, LLC (now known as American Snuff Company, LLC) and others. When the IPIC plaintiffs filed discovery responses in IPIC listing the products they used, 41 of them listed a smokeless product. Six of those 41 plaintiffs listed a brand owned by American Snuff (Levi Garrett). Seven listed a brand (Beechnut) once manufactured by Lorillard Tobacco (now manufactured by National Tobacco Company). On December 3, 2001, the IPIC court severed all smokeless claims and all smokeless defendants from IPIC. There was no order staying the case during IPIC. In the ensuing 15 years, the plaintiffs in the severed cases did nothing to pursue the cases. The plaintiffs now seek to activate various smokeless claims, including certain plaintiffs whose cases were dismissed in IPIC after severance of the smokeless claims and whose claims are not counted in the 41 claims described above. After a status conference on July 11, 2016, the court set a schedule for briefing the issue of whether the severed claims should be dismissed because of the prolonged inaction in the case. On January 25, 2017, the trial court denied the defendants’ motion to dismiss those claims as abandoned. The plaintiffs are now free to move forward with their claims.

Tobacco Buyout Legislation

In 2004, legislation was passed eliminating the U.S. Government’s tobacco production controls and price support program. The buyout of tobacco quota holders provided for in the Fair and Equitable Tobacco Reform Act, referred to as FETRA, was funded by a direct quarterly assessment on every tobacco product manufacturer and importer, on a market-share basis measured on volume to which federal excise tax was applied. The aggregate cost of the buyout to the industry was approximately $9.9 billion, including approximately $9.6 billion payable to quota tobacco holders and growers through industry assessments over ten years, into 2014, and approximately $290 million for the liquidation of quota tobacco stock. RAI’s operating subsidiaries recorded the FETRA assessment on a quarterly basis as cost of goods sold. RAI’s operating subsidiaries’ overall share of the buyout approximated $2.5 billion prior to the deduction of permitted offsets under the MSA. The FETRA assessment expired in September 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

ERISA Litigation

In May 2002, in Tatum v. The R.J.R. Pension Investment Committee of the R. J. Reynolds Tobacco Company Capital Investment Plan, an employee of RJR Tobacco filed a class-action suit in the U.S. District Court for the Middle District of North Carolina, alleging that the defendants, RJR, RJR Tobacco, the RJR Employee Benefits Committee and the RJR Pension Investment Committee, violated the Employee Retirement Income Security Act of 1974, referred to as ERISA. The actions about which the plaintiff complains stem from a decision made in 1999 by RJR Nabisco Holdings Corp., subsequently renamed Nabisco Group Holdings Corp., referred to as NGH, to spin off RJR, thereby separating NGH’s tobacco business and food business. As part of the spin-off, the 401(k) plan for the previously related entities had to be divided into two separate plans for the now separate tobacco and food businesses. The plaintiff contends that the defendants breached their fiduciary duties to participants of the RJR 401(k) plan when the defendants removed the stock funds of the companies involved in the food business, NGH and Nabisco Holdings Corp., referred to as Nabisco, as investment options from the RJR 401(k) plan approximately six months after the spin-off. The plaintiff asserts that a November 1999 amendment (the “1999 Amendment”) that eliminated the NGH and Nabisco funds from the RJR 401(k) plan on January 31, 2000, contained sufficient discretion for the defendants to have retained the NGH and Nabisco funds after January 31, 2000, and that the failure to exercise such discretion was a breach of fiduciary duty. In his complaint, the plaintiff requests, among other things, that the court require the defendants to pay as damages to the RJR 401(k) plan an amount equal to the subsequent appreciation that was purportedly lost as a result of the liquidation of the NGH and Nabisco funds.

In July 2002, the defendants filed a motion to dismiss, which the court granted in December 2003. In December 2004, the U.S. Court of Appeals for the Fourth Circuit reversed the dismissal of the complaint, holding that the 1999 Amendment did contain sufficient discretion for the defendants to have retained the NGH and Nabisco funds as of February 1, 2000, and remanded the case for further proceedings. The court granted the plaintiff leave to file an amended complaint and denied all pending motions as moot. In April 2007, the defendants moved to dismiss the amended complaint. The court granted the motion in part and denied it in part, dismissing all claims against the RJR Employee Benefits Committee and the RJR Pension Investment Committee. The plaintiff filed a motion for class certification, which the court granted in September 2008.

A non-jury trial was held in January and February 2010. On February 25, 2013, the district court dismissed the case with prejudice, finding that a hypothetical prudent fiduciary could have made the same decision and thus the plan’s loss was not caused by the procedural prudence which the court found to have existed. On August 4, 2014, the Fourth Circuit Court of Appeals, referred to as Fourth Circuit, reversed, holding that the district court applied the wrong standard when it held that the defendants did not cause any loss to the plan, determined the test was whether a hypothetical prudent fiduciary would have made the same decision and remanded the case back to the district court to apply the “would have standard.” On February 18, 2016, the district court dismissed the case with prejudice, finding that the defendants have shown by a preponderance of the evidence that a fiduciary acting with prudence would have divested the NGH and Nabisco Funds at the time and in the manner that the defendants did. On March 17, 2016, the plaintiff appealed arguing that the district court erred in finding that a hypothetical prudent fiduciary would have divested the NGH and Nabisco Funds at the same time and in the same manner as RJR. Briefing before the Fourth Circuit is complete. Oral argument occurred on January 25, 2017. A decision is pending.

Environmental Matters

RAI and its subsidiaries are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Such laws and regulations provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property or facility knew of, or was responsible for, the release or presence of hazardous or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

toxic substances. In addition, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances. In the past, RJR Tobacco has been named a potentially responsible party with third parties under the Comprehensive Environmental Response, Compensation and Liability Act with respect to several superfund sites. RAI and its subsidiaries are not aware of any current environmental matters that are expected to have a material adverse effect on the business, results of operations or financial position of RAI or its subsidiaries.

RAI and its operating subsidiaries believe that climate change is an environmental issue primarily driven by carbon dioxide emissions from the use of energy. RAI’s operating subsidiaries are working to reduce carbon dioxide emissions by minimizing the use of energy where cost effective, minimizing waste to landfills and increasing recycling. Climate change is not viewed by RAI’s operating subsidiaries as a significant direct economic risk to their businesses, but rather an indirect risk involving the potential for a longer-term general increase in the cost of doing business. Regulatory changes are difficult to predict, but the current regulatory risks to the business of RAI’s operating subsidiaries with respect to climate change are relatively low. Financial impacts will be driven more by the cost of natural gas and electricity. Efforts are made to anticipate the effect of increases in fuel costs directly impacting RAI’s operating subsidiaries by evaluating natural gas usage and market conditions. Occasionally forward contracts are purchased, limited to a two-year period, for natural gas. In addition, RAI’s operating subsidiaries are continually evaluating energy conservation measures and energy efficient equipment to mitigate impacts of increases in energy costs, and adopting or utilizing such measures and equipment where appropriate.

Regulations promulgated by the EPA and other governmental agencies under various statutes have resulted in, and likely will continue to result in, substantial expenditures for pollution control, waste treatment or handling, facility modification and similar activities. RAI and its subsidiaries are engaged in a continuing program to comply with federal, state and local environmental laws and regulations, and dependent upon the probability of occurrence and reasonable estimation of cost, accrue or disclose any material liability. Although it is difficult to reasonably estimate the portion of capital expenditures or other costs attributable to compliance with environmental laws and regulations, RAI does not expect such expenditures or other costs to have a material adverse effect on the business, results of operations, cash flows or financial position of RAI or its subsidiaries.

Shareholder Case

RAI, the members of the RAI board of directors and BAT have been named as defendants in a putative class-action lawsuit captioned Corwin v. British American Tobacco PLC, et al., brought in North Carolina state court, referred to as the North Carolina Action, by a person identifying himself as a shareholder of RAI. The North Carolina Action was initiated on August 8, 2014, and an amended complaint was filed on November 7, 2014. The amended complaint generally alleges, among other things, that the members of the RAI board of directors breached their fiduciary duties to RAI shareholders by approving the BAT Share Purchase and the sharing of technology with BAT, as well as that there were various conflicts of interest in the transaction. More specifically, the amended complaint alleges that (1) RAI aided and abetted the alleged breaches of fiduciary duties by its board of directors and (2) BAT was a controlling shareholder of RAI and, as a consequence, owed other RAI shareholders fiduciary duties in connection with the BAT Share Purchase. The North Carolina Action seeks injunctive relief, damages and reimbursement of costs, among other remedies. On January 2, 2015, the plaintiff in the North Carolina Action filed a motion for a preliminary injunction seeking to enjoin temporarily the RAI shareholder meeting and votes scheduled for January 28, 2015. RAI and the RAI board of directors timely opposed that motion prior to a hearing that was scheduled to occur on January 16, 2015.

RAI believed that the North Carolina Action was without merit and that no further disclosure was necessary to supplement the Joint Proxy Statement/Prospectus under applicable laws. However, to eliminate certain burdens, expenses and uncertainties, on January 17, 2015, RAI and the director defendants in the North Carolina

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Action entered into the North Carolina Memorandum of Understanding regarding the settlement of the disclosure claims asserted in that lawsuit. The North Carolina Memorandum of Understanding outlines the terms of the parties’ agreement in principle to settle and release the disclosure claims which were or could have been asserted in the North Carolina Action. In consideration of the partial settlement and release, RAI agreed to make certain supplemental disclosures to the Joint Proxy Statement/Prospectus, which it did on January 20, 2015. On August 4, 2015, the trial court granted the defendants’ motions to dismiss all of the remaining non-disclosure claims. The plaintiff appealed. On February 17, 2016, the trial court approved the partial settlement, including the plaintiff’s unopposed request for $415,000 in attorneys’ fees and costs. The partial settlement did not affect the consideration paid to Lorillard shareholders in connection with the Lorillard Merger. On December 20, 2016, the North Carolina Court of Appeals affirmed the trial court’s dismissal of the claims against RAI and RAI’s Board of Directors on the grounds that the plaintiff could not state a direct claim against RAI’s Board of Directors for breach of fiduciary duties. The Court of Appeals reversed the dismissal of the claims against BAT. On January 4, 2017, BAT filed a motion for rehearing en banc of the Court of Appeals’ opinion, which was denied on February 2, 2017.

Other Contingencies

JTI Indemnities. In connection with the sale of the international tobacco business to JTI, pursuant to the 1999 Purchase Agreement, RJR and RJR Tobacco agreed to indemnify JTI against:

•	any liabilities, costs and expenses arising out of the imposition or assessment of any tax with respect to the international tobacco business arising prior to the sale, other than as reflected on the closing balance sheet;

•	any liabilities, costs and expenses that JTI or any of its affiliates, including the acquired entities, may incur after the sale with respect to any of RJR’s or RJR Tobacco’s employee benefit and welfare plans; and

•	any liabilities, costs and expenses incurred by JTI or any of its affiliates arising out of certain activities of Northern Brands.

As described above in “— Litigation Affecting the Cigarette Industry — Other Litigation and Developments — JTI Claims for Indemnification,” RJR Tobacco has received claims for indemnification from JTI, and several of these have been resolved. Although RJR and RJR Tobacco recognize that, under certain circumstances, they may have other unresolved indemnification obligations to JTI under the 1999 Purchase Agreement, RJR and RJR Tobacco disagree what circumstances described in such claims give rise to any indemnification obligations by RJR and RJR Tobacco and the nature and extent of any such obligation. RJR and RJR Tobacco have conveyed their position to JTI, and the parties have agreed to resolve their differences at a later date.

In connection with the sale of the international rights to the NATURAL AMERICAN SPIRIT brand name and associated trademarks to JTI Holding, along with the international companies that distribute and market the brand outside the United States, pursuant to the 2015 Purchase Agreement, SFNTC, R. J. Reynolds Global Products, Inc., and R. J. Reynolds Tobacco B.V. agreed to indemnify JTI Holding against, among other things, any liabilities, costs, and expenses relating to actions:

•	commenced on or before (1) January 13, 2019, to the extent relating to alleged personal injuries, and (2) in all other cases, January 13, 2021;

•	brought by (1) a governmental authority to enforce legislation implementing European Union Directive 2001/37/EC or European Directive 2014/40/EU or (2) consumers or a consumer association; and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

•	arising out of any statement or claim (1) made on or before January 13, 2016, (2) by any company sold to JTI Holding in the transaction, (3) concerning NATURAL AMERICAN SPIRIT brand products consumed or intended to be consumed outside of the United States and (4) that the NATURAL AMERICAN SPIRIT brand product is natural, organic, or additive free.

ITG Indemnity. In the purchase agreement relating to the Divestiture, RAI agreed to defend and indemnify, subject to certain conditions and limitations, ITG in connection with claims relating to the purchase or use of one or more of the WINSTON, KOOL, SALEM, or MAVERICK cigarette brands on or before June 12, 2015, as well as in actions filed before June 13, 2023, relating to the purchase or use of one or more of the WINSTON, KOOL, SALEM, or MAVERICK cigarette brands. In the purchase agreement relating to the Divestiture, ITG agreed to defend and indemnify, subject to certain conditions and limitations, RAI and its affiliates in connection with claims relating to the purchase or use of blu brand e-cigarettes. ITG also agreed to defend and indemnify, subject to certain conditions and limitations, RAI and its affiliates in actions filed after June 12, 2023, relating to the purchase or use of one or more of the WINSTON, KOOL, SALEM, or MAVERICK cigarette brands after June 12, 2015.

Loews Indemnity. In 2008, Loews Corporation, referred to as Loews, entered into an agreement with Lorillard, Lorillard Tobacco, and certain of their affiliates, which agreement is referred to as the Separation Agreement. In the Separation Agreement, Lorillard agreed to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third party claims (including, without limitation, attorneys’ fees, interest, penalties and costs of investigation or preparation of defense), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments, and amounts paid in settlement based on, arising out of or resulting from, among other things, Loews’s ownership of or the operation of Lorillard and its assets and properties, and its operation or conduct of its businesses at any time prior to or following the separation of Lorillard and Loews (including with respect to any product liability claims). Loews is a defendant in three pending product liability actions, each of which is a putative class action. Pursuant to the Separation Agreement, Lorillard is required to indemnify Loews for the amount of any losses and any legal or other fees with respect to such cases. Following the closing of the Lorillard Merger, RJR Tobacco assumed Lorillard’s obligations under the Separation Agreement as was required under the Separation Agreement.

Indemnification of Distributors and Retailers. RJR Tobacco, Lorillard Tobacco, SFNTC, American Snuff Co. and RJR Vapor have entered into agreements to indemnify certain distributors and retailers from liability and related defense costs arising out of the sale or distribution of their products. Additionally, SFNTC has entered into an agreement to indemnify a supplier from liability and related defense costs arising out of the sale or use of SFNTC’s products. The cost has been, and is expected to be, insignificant. RJR Tobacco, SFNTC, American Snuff Co. and RJR Vapor believe that the indemnified claims are substantially similar in nature and extent to the claims that they are already exposed to by virtue of their having manufactured those products.

Except as otherwise noted above, RAI is not able to estimate the maximum potential amount of future payments, if any, related to these indemnification obligations.

Lease Commitments

RAI has operating lease agreements that are primarily for automobiles, office space, warehouse space and equipment. The majority of these leases expire within the next five years and some contain renewal or purchase options and escalation clauses or restrictions to subleases. Total rent expense was $27 million, $26 million and $25 million for 2016, 2015 and 2014, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Future minimum lease payments as of December 31, 2016 (in millions) were as follows:

Noncancellable Operating Leases
2017	$20
2018	3
2019	2
2020	1
2021	1

Total	$27

Note 14 — Shareholders’ Equity

RAI’s authorized capital stock at December 31, 2016 and 2015, consisted of 100 million shares of preferred stock, par value $.01 per share, and 3.2 billion shares of common stock, par value $.0001 per share. Four million shares of the preferred stock are designated as Series A Junior Participating Preferred Stock, none of which is issued or outstanding. The Series A Junior Participating Preferred Stock will rank junior as to dividends and upon liquidation to all other series of RAI preferred stock, unless specified otherwise. Also, of the preferred stock, one million shares are designated as Series B Preferred Stock, all of which are issued and outstanding. The Series B Preferred Stock ranks senior upon liquidation, but not with respect to dividends, to all other series of RAI capital stock, unless specified otherwise. As a part of the B&W business combination, RJR is the holder of the outstanding Series B Preferred Stock. In each of 2016, 2015 and 2014, RAI declared $43 million in dividends to RJR with respect to the Series B Preferred Stock.

RAI’s board of directors declared the following quarterly cash dividends per share of RAI common stock in 2016, 2015 and 2014:

	2016	2015	2014
First	$0.42	$0.335	$0.335
Second	0.42	0.335	0.335
Third	0.46	0.360	0.335
Fourth	0.46	0.360	0.335

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive loss, net of tax, were as follows:

	Retirement Benefits	Long-Term Investments	Hedging Instruments	Cumulative Translation Adjustment and Other	Total
Balance at December 31, 2014	$(294)	$(14)	$(12)	$(44)	$(364)
Other comprehensive income before reclassifications	(78)	—	—	(25)	(103)
Amounts reclassified from accumulated other comprehensive income (loss)	128	—	1	—	129

Net current-period other comprehensive income	50	—	1	(25)	26

Balance at December 31, 2015	(244)	(14)	(11)	(69)	(338)

Other comprehensive income before reclassifications	(18)	—	—	(17)	(35)
Amounts reclassified from accumulated other comprehensive income (loss)	7	14	11	27	59

Net current-period other comprehensive income	(11)	14	11	10	24

Balance at December 31, 2016	$(255)	$—	$—	$(59)	$(314)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Details about the reclassifications out of accumulated other comprehensive loss and the affected line items in the consolidated statements of income for the years ended December 31, 2016, 2015 and 2014, were as follows:

	Amounts Reclassified
Components	2016	2015	2014	Affected Line Item
Retirement benefits:
Amortization of prior service cost	$(20)	$(20)	$(21)	Cost of products sold
Amortization of prior service cost	(19)	(19)	(18)	Selling, general and administrative expenses
Settlement cost	2	—	—	Selling, general and administrative expenses
MTM adjustment	21	120	205	Cost of products sold
MTM adjustment	24	126	247	Selling, general and administrative expenses

	8	207	413	Operating income
Deferred taxes	(1)	(79)	(162)	Provision for income taxes

Net of tax	7	128	251	Net income

Long-term investments:
Realized loss, net on long-term investments	24	—	—	Other (income) expense, net
Deferred taxes	(10)	—	—	Provision for income taxes

Net of tax	14	—	—	Net income

Hedging instruments:
Forward starting interest rate contracts	16	—	—	Other (income) expense, net
Amortization of realized loss	1	2	2	Interest and debt expense

	17	2	2	Income from continuing operations before income taxes
Deferred taxes	(6)	(1)	(1)	Provision for income taxes

Net of tax	11	1	1	Net income

Cumulative translation adjustment and other:
Derecognition of cumulative translation adjustment	27	—	—	Gain on divestitures

Total reclassifications	$59	$129	$252	Net income

Share Repurchases and Other

In November 2011, RAI, B&W and BAT entered into Amendment No. 3 to the governance agreement dated as of July 30, 2004, as amended, referred to as the Governance Agreement, pursuant to which RAI has agreed that, so long as the beneficial ownership interest of BAT and its subsidiaries in RAI has not dropped below 25%, if RAI issues shares of its common stock or any other RAI equity security to certain designated persons, including its directors, officers or employees, then RAI will repurchase a number of shares of outstanding RAI common stock so that the number of outstanding shares of RAI common stock are not increased, and the beneficial ownership interest of BAT and its subsidiaries in RAI is not decreased, by such issuance after taking into account such repurchase. During 2016, RAI repurchased and cancelled 1,817,846 shares of RAI common stock for $93 million in accordance with the Governance Agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Restricted stock units granted in March 2013, May 2015, September 2014 and January 2016 under the Amended and Restated Omnibus Incentive Compensation Plan, referred to as the Omnibus Plan, vested in March 2016, May 2016, September 2016 and December 2016, respectively, and were settled with the issuance of 2,938,567 shares of RAI common stock. In addition, during the year ended December 31, 2016, at a cost of $58 million, RAI purchased 1,146,978 shares of RAI common stock that were forfeited and cancelled with respect to tax liabilities associated with restricted stock units vesting under the Omnibus Plan.

On July 25, 2016, the board of directors of RAI authorized the repurchase, from time to time, on or before December 31, 2018, of up to $2 billion of outstanding shares of RAI common stock in open-market or privately negotiated transactions, referred to as the Share Repurchase Program. The purchases are subject to prevailing market and business conditions, and the program may be terminated or suspended at any time. In connection with the Share Repurchase Program, B&W and Louisville Securities Limited, referred to as LSL, wholly owned subsidiaries of BAT, entered into an agreement, referred to as the Share Repurchase Agreement, with RAI, pursuant to which BAT and its subsidiaries will participate in the Share Repurchase Program on a basis approximately proportionate with BAT and its subsidiaries’ ownership of RAI’s common stock. During 2016, RAI repurchased 1,565,698 shares of RAI common stock for $75 million in accordance with the Share Repurchase Program. The Merger Agreement places restrictions on RAI’s ability to repurchase its common stock. As a result, RAI does not expect to make repurchases under the Share Repurchase Program while the Merger Agreement is in effect.

Due to RAI’s incorporation in North Carolina, which does not recognize treasury shares, the shares repurchased were cancelled at the time of repurchase.

Changes in RAI common stock outstanding were as follows:

	2016	2015	2014
Shares outstanding at beginning of year	1,427,341,341	1,062,567,026	1,076,106,048
Omnibus Plan tax shares repurchased and cancelled	(1,146,978)	(1,111,835)	(1,108,084)
Omnibus Plan shares issued from vesting of restricted stock units	2,938,567	2,870,927	2,936,588
Issuance of additional shares as Lorillard Merger Consideration	—	209,413,694	—
Issuance of additional shares for BAT Share Purchase	—	155,360,518	—
Shares repurchased and cancelled	(3,383,544)	(1,822,197)	(15,431,526)
Equity incentive award plan shares issued	75,569	63,208	64,000

Shares outstanding at end of year	1,425,824,955	1,427,341,341	1,062,567,026

Note 15 — Stock Plans

As of December 31, 2016, RAI had two stock plans, the Equity Incentive Award Plan for Directors of RAI, referred to as the EIAP, and the Omnibus Plan.

Under the EIAP, RAI currently provides grants of deferred stock units to eligible directors on a quarterly and annual basis, with the annual grant being made generally on the date of RAI’s annual shareholders’ meeting. Prior to September 13, 2012, upon election to RAI’s board of directors, an eligible director received an initial grant of 3,500 deferred stock units under the EIAP. After September 13, 2012, grants are no longer made to directors upon their initial election to the board of directors, but eligible directors initially elected to RAI’s board of directors after such date on a date other than the annual meeting date, and who, therefore, are not eligible to receive the annual stock award for such year, now receive a pro rata portion of the annual award upon election.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Directors may elect to receive shares of common stock in lieu of their initial and annual grants of deferred stock units. A maximum of 4,000,000 shares, subject to anti-dilution adjustments, of common stock may be issued under this plan, of which 1,904,424 shares were available for grant as of December 31, 2016. Deferred stock units granted under the EIAP have a value equal to, and bear dividend equivalents at the same rate as, one share of RAI common stock, and have no voting rights. The dividends are paid as additional units in an amount equal to the number of shares of RAI common stock that could be purchased with the dividends on the date of payment. Generally, distribution of a director’s deferred stock units will be made on January 2 following his or her last year of service on the board; however, for all grants made under the EIAP after December 31, 2007, a director may elect to receive his or her deferred stock units on the later of January 2 of a specified year or January 2 following his or her last year of service on the board. At the election of a director, distribution may be made in one lump sum or in up to ten annual installments. A director is paid in cash for the units granted quarterly and in common stock for the units granted initially and annually, unless the director elects to receive cash for the initial and annual grants. Cash payments are based on the average closing price of RAI common stock during December of the year preceding payment. Compensation expense related to the EIAP was $14 million, $15 million and $10 million during 2016, 2015 and 2014, respectively.

Awards to key employees under the Omnibus Plan may be in the form of cash awards, incentive or non-incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units or other awards. Subject to adjustments as set forth in the Omnibus Plan, the number of shares of RAI common stock that may be issued with respect to awards under the Omnibus Plan will not exceed 76,000,000 shares in the aggregate. Upon retirement, a holder’s grant under the Omnibus Plan generally vests on a pro rata basis for the portion of the vesting service period that has elapsed, thereby maintaining an appropriate approximation of forfeitures related to retirement.

Information regarding restricted stock unit awards outstanding as of December 31, 2016, under the Omnibus Plan was as follows:

Grant Year	Number of Shares Granted	Grant Price Per Share	Vesting Date	Number of Shares Cancelled and Vested	Cumulative Dividends Per Share	Ending Date of Performance Period
Three-year grants
2014	2,098,696	$26.645	March 3, 2017	504,776	$4.02	December 31, 2016
2014	51,814	$29.365	March 3, 2017	—	$3.02	December 31, 2016
2015	1,386,180	$37.940	March 2, 2018	169,217	$4.02	December 31, 2017
2015	17,196	$36.300	March 2, 2018	—	$4.02	December 31, 2017
2016	1,071,544	$50.490	March 1, 2019	83,454	$5.04	December 31, 2018
2016	4,898	$50.130	March 1, 2019	—	$4.62	December 31, 2018
2016	1,727	$51.030	March 1, 2019	—	$4.20	December 31, 2018
2016	4,581	$50.550	March 1, 2019	—	$4.20	December 31, 2018
2016	21,249	$55.100	March 1, 2019	—	$3.78	December 31, 2018
2016	1,366	$56.040	March 1, 2019	—	$3.36	December 31, 2018
One-year grant
2016	164,841	$56.040	May 1, 2017	—	$1.68	April 30, 2017
Other grants
2014	74,266	$29.365	September 30, 2018	—	N/A	N/A
2016	23,605	$46.930	December 15, 2017	—	N/A	N/A
2016	16,094	$46.930	December 15, 2018	—	N/A	N/A
2016	10,551	$55.100	December 15, 2017	—	N/A	N/A
2016	10,550	$55.100	December 15, 2018	—	N/A	N/A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Three-Year Grants and Other Grants

The grant date fair value was based on the per share closing price of RAI common stock on the date of grant. The actual number of shares granted is fixed. As an equity-based grant, compensation expense includes the vesting period lapsed. There were no shares issued during 2016 with respect to awards outstanding as of December 31, 2016. All outstanding grants will be settled exclusively in RAI common stock.

Upon settlement, each grantee of the three-year grants will receive a number of shares of RAI’s common stock equal to the product of the number of vested units and a percentage up to 150% based on the average RAI annual incentive award plan score over the three-year period ending on December 31 of the year prior to the vesting date. The other grants do not contain a performance measure.

One-Year Grant

The actual number of shares granted is fixed. As an equity-based grant, compensation expense will take into account the vesting period lapsed and will be calculated based on the per share closing price of RAI common stock as of the end of each quarter, which was $56.04 as of December 31, 2016. There were no shares issued during 2016 with respect to awards outstanding as of December 31, 2016. All outstanding grants will be settled exclusively in RAI common stock.

Upon settlement, the grantee will receive a number of shares of RAI’s common stock equal to the product of the number of vested units and a percentage up to 200% based on the overall performance of RAI and its subsidiaries during the one-year performance period beginning May 1, 2016, and ending April 30, 2017, against RAI’s 2016 annual incentive award program metrics and other performance factors.

Restricted Stock Unit Dividends

Dividends paid on shares of RAI common stock will accumulate on the restricted stock units and be paid to the grantee on the vesting date. If RAI fails to pay its shareholders cumulative dividends of at least the amounts shown above, then each award will be reduced by an amount equal to three times the percentage of the dividend underpayment, up to a maximum reduction of 50%. Dividends are accrued on the grants and included in other current liabilities, based on the vesting date of less than one year, and in other noncurrent liabilities, based on the vesting date of greater than one year, in the consolidated balance sheets as of December 31, 2016 and 2015.

The changes in the number of RAI restricted stock units during 2016 were as follows:

	Number of Stock Units	Weighted Average Grant Date Fair Value Per Share
Outstanding at beginning of year	5,147,400	$28.42
Granted	1,354,611	51.15
Forfeited	(224,490)	39.21
Vested	(2,075,810)	25.11

Outstanding at end of year	4,201,711	36.81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Total compensation expense related to stock-based compensation and the related tax benefits recognized in selling, general and administrative expenses in the consolidated statements of income as of December 31, were as follows:

Grant/Type	2016	2015	2014
2011 restricted stock units	$—	$—	$3
2012 restricted stock units	—	3	14
2013 restricted stock units	3	20	15
2014 restricted stock units	20	32	24
2015 restricted stock units	30	24	—
2016 restricted stock units	24	—	—

Total compensation expense	$77	$79	$56

Total related tax benefits	$27	$28	$20

The amounts related to the unvested Omnibus Plan restricted stock unit grants included in the consolidated balance sheets as of December 31, were as follows:

	2016	2015
Other current liabilities	$10	$10
Other noncurrent liabilities	7	8
Paid-in capital	111	110

As of December 31, 2016, there were $63 million of unrecognized compensation costs related to restricted stock units, calculated at the grant-date price, which are expected to be recognized over a weighted-average period of 1.7 years. The excess tax benefits related to stock-based compensation were $28 million, $17 million and $12 million in 2016, 2015 and 2014, respectively.

There are no outstanding options under the EIAP or the Omnibus Plan, and as a result there was no share option activity during 2016 and 2015.

Equity compensation plan information as of December 31, 2016, was as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)		(b)	(c)
Equity Compensation Plans Approved by Security Holders	6,317,451	(2)	$—	62,307,352
Equity Compensation Plans Not Approved by Security Holders (1)	—		—	1,904,424

Total	6,317,451	(2)	—	64,211,776

(1)	The EIAP was approved by RJR’s sole shareholder, Nabisco Group Holdings Corp., prior to RJR’s spin-off on June 15, 1999.
(2)	Consists of restricted stock units. These restricted stock units represent the maximum number of shares to be awarded under the best-case targets, and accordingly, may overstate expected dilution.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Note 16 — Retirement Benefits

Pension and Postretirement Benefit Plans

RAI sponsors a number of non-contributory defined benefit pension plans covering certain employees of RAI and its subsidiaries. RAI and a subsidiary provide health and life insurance benefits for certain retired employees of RAI and its subsidiaries and their dependents. These benefits are generally no longer provided to employees hired on or after January 1, 2004.

The changes in benefit obligations and plan assets, as well as the funded status of these plans at December 31 were as follows:

	Pension Benefits		Postretirement Benefits
	2016	2015	2016	2015
Change in benefit obligations:
Obligations at beginning of year	$6,738	$6,389	$1,210	$1,251
Service cost	16	26	2	2
Interest cost	295	275	49	50
Actuarial (gain) loss	95	(270)	(12)	(120)
Merger	—	756	—	111
Benefits paid	(434)	(431)	(87)	(84)
Settlements	(36)	(7)	—	—

Obligations at end of year	$6,674	$6,738	$1,162	$1,210

Change in plan assets:
Fair value of plan assets at beginning of year	$5,351	$5,309	$241	$259
Actual return on plan assets	432	(131)	10	(1)
Employer contributions	335	18	66	67
Merger	—	593	—	—
Benefits paid	(434)	(431)	(87)	(84)
Settlements	(36)	(7)	—	—

Fair value of plan assets at end of year	$5,648	$5,351	$230	$241

Funded status	$(1,026)	$(1,387)	$(932)	$(969)

For the pension benefit plans, the benefit obligation is the projected benefit obligation. For the postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation.

As of December 31, 2016, the improvement in pension benefits funded status is primarily due to employer contributions, updated mortality and other assumptions and higher return on plan assets partially offset by the decrease in the discount rate.

As of December 31, 2016, the improvement in postretirement benefits funded status is primarily due to updated mortality and health-care claims assumptions offset by the decrease in the discount rate.

As of December 31, 2015, the decline in pension benefits funded status is primarily a result of the acquired plans from the Lorillard Merger, lower return on plan assets, and updated assumptions offset by the increase in the discount rate.

As of December 31, 2015, the improvement in postretirement benefits funded status is primarily a result of the increase in the discount rate and updated assumptions offset by the acquired plans from the Lorillard Merger.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

The changes in net actuarial (gain) loss impacted the funded status as follows:

	Pension Benefits		Postretirement Benefits
	2016	2015	2016	2015
Net actuarial (gain) loss:
Change in discount rate	$266	$(287)	$38	$(37)
Change in mortality table	(101)	(128)	(14)	(21)
Actual return on plan assets	(432)	131	(10)	1
Expected return on plan assets	372	373	12	12
Other	(69)	145	(37)	(62)

Net actuarial (gain) loss	$36	$234	$(11)	$(107)

	Pension Benefits		Postretirement Benefits
	2016	2015	2016	2015
Amounts recognized in the consolidated balance sheets consist of:
Accrued benefit — other current liabilities	$(11)	$(10)	$(78)	$(81)
Accrued benefit — long-term retirement benefits	(1,015)	(1,377)	(854)	(888)

Net amount recognized	(1,026)	(1,387)	(932)	(969)
Accumulated other comprehensive loss	616	636	(146)	(183)

Net amounts recognized in the consolidated balance sheets	$(410)	$(751)	$(1,078)	$(1,152)

Amounts included in accumulated other comprehensive loss were as follows as of December 31:

	2016			2015
	Pension Benefits	Postretirement Benefits	Total	Pension Benefits	Postretirement Benefits	Total
Prior service cost (credit)	$7	$(95)	$(88)	$10	$(137)	$(127)
Net actuarial (gain) loss	609	(51)	558	626	(46)	580
Deferred income taxes	(256)	41	(215)	(262)	53	(209)

Accumulated other comprehensive loss	$360	$(105)	$255	$374	$(130)	$244

Changes in accumulated other comprehensive loss were as follows:

	2016			2015
	Pension Benefits	Postretirement Benefits	Total	Pension Benefits	Postretirement Benefits	Total
Net actuarial (gain) loss	$36	$(11)	$25	$234	$(107)	$127
Amortization of prior service cost (credit)	(3)	42	39	(3)	42	39
Prior service cost (credit)	—	—	—	—	(1)	(1)
Settlement cost	(2)	—	(2)	(1)	—	(1)
MTM adjustment	(51)	6	(45)	(246)	—	(246)
Deferred income tax (benefit) expense	6	(12)	(6)	6	26	32

Change in accumulated other comprehensive loss	$(14)	$25	$11	$(10)	$(40)	$(50)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

The pension MTM adjustment expense in 2016 is primarily a result of a decrease in the discount rate and was partially offset by pension asset return gains of $432 million versus an expected return of $372 million and updated mortality and other assumptions. The postretirement MTM adjustment gain in 2016 is primarily a result of updated mortality and health-care claims assumptions and was partially offset by a decrease in the discount rate.

The MTM adjustment expense in 2015 is primarily a result of pension asset return losses of $131 million versus an expected return of $373 million and was partially offset by an increase in the discount rate.

In March 2010, the Patient Protection Affordable Care Act, referred to as the PPACA, as amended by the Health Care and Reconciliation Act of 2010, was signed into law. The PPACA mandates health-care reforms with staggered effective dates from 2010 to 2018. The additional postretirement liability resulting from the material impacts of the PPACA have been included in the accumulated postretirement benefit obligation at December 31, 2016 and 2015. Given the complexity of the PPACA and the extended time period in which implementation is expected to occur, further adjustments to the accumulated postretirement benefit obligation may be necessary in the future.

	Pension Benefits		Postretirement Benefits
	2016	2015	2016	2015
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	4.16%	4.54%	4.12%	4.47%
Rate of compensation increase	4.00%	4.00%	—	—

The measurement date used for all plans was December 31.

Pension plans experiencing accumulated benefit obligations, which represent benefits earned to date, in excess of plan assets are summarized below:

	December 31,
	2016	2015
Projected benefit obligation	$6,674	$6,738
Accumulated benefit obligation	6,625	6,684
Plan assets	5,648	5,351

The components of the total benefit cost (income) and assumptions are set forth below:

	Pension Benefits			Postretirement Benefits
	2016	2015	2014	2016	2015	2014
Service cost	$16	$26	$21	2	2	$2
Interest cost	295	275	266	49	50	53
Expected return on plan assets	(372)	(373)	(360)	(12)	(12)	(12)
Amortization of prior service cost (credit)	3	3	3	(42)	(42)	(42)
Settlements	2	1	—	—	—	—
MTM adjustment	51	246	420	(6)	—	32

Total benefit cost (income)	$(5)	$178	$350	$(9)	$(2)	$33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

The estimated amortization of prior service cost for the pension plans is expected to be $3 million during 2017. The estimated amortization of prior service credit for the postretirement plans is expected to be $36 million during 2017.

	Pension Benefits			Postretirement Benefits
	2016	2015(1)	2014	2016	2015 (1)	2014
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	4.54%	4.14%	4.92%	4.47%	4.12%	4.87%
Expected long-term return on plan assets	6.82%	6.83%	7.13%	4.60%	4.85%	4.85%
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—

(1)	Determined as of the beginning of year and adjusted for the Lorillard Merger in 2015.

Additional information relating to RAI’s significant postretirement plans is as follows:

	2016	2015
Weighted-average health-care cost trend rate assumed for the following year	7.00%	7.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2025	2020

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care plans. A one-percentage-point change in assumed health-care cost trend rates would have had the following effects at December 31, 2016:

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$2	$(2)
Effect on benefit obligation	58	(49)

During 2017, RAI expects to contribute $111 million to its pension plans and $78 million to its postretirement plans.

Estimated future benefit payments:

		Postretirement Benefits
Year	Pension Benefits	Gross Projected Benefit Payments Before Medicare Part D Subsidies	Expected Medicare Part D Subsidies	Net Projected Benefit Payments After Medicare Part D Subsidies
2017	$447	$105	$(2)	$103
2018	443	90	(2)	88
2019	439	87	(2)	85
2020	436	85	(2)	83
2021	431	83	(2)	81
2022-2026	2,082	386	(11)	375

Pension and Postretirement Assets

RAI generally uses a hypothetical bond matching analysis to determine the discount rate. The discount rate modeling process involves selecting a portfolio of high quality corporate bonds whose cash flows, via coupons and maturities, match the projected cash flows of the obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

The overall expected long-term rate of return on asset assumptions for pension and postretirement assets are based on: (1) the target asset allocation for plan assets, (2) long-term capital markets forecasts for asset classes employed, and (3) excess return expectations of active management to the extent asset classes are actively managed.

Plan assets are invested using active investment strategies and multiple investment management firms. Managers within each asset class cover a range of investment styles and approaches and are combined in a way that controls for capitalization, style bias, and interest rate exposures, while focusing primarily on security selection as a means to add value. Risk is controlled through diversification among asset classes, managers, investment styles and securities. Risk is further controlled both at the manager and asset class level by assigning excess return and tracking error targets against related benchmark indices. Investment manager performance is evaluated against these targets.

RAI employs a risk mitigation strategy, which seeks to balance pension plan returns with a reasonable level of funded status volatility. Based on this framework, the asset allocation has two primary components. The first component is the “hedging portfolio,” which uses extended duration fixed income holdings and derivatives to match a portion of the interest rate risk associated with the benefit obligations, thereby reducing expected funded status volatility. The second component is the “return seeking portfolio,” which is designed to enhance portfolio returns. The return seeking portfolio is broadly diversified across asset classes.

Allowable investment types include domestic equity, international equity, global equity, emerging market equity, fixed income, real assets, private equity, absolute return and commodities. The range of allowable investment types utilized for pension assets provides enhanced returns and more widely diversifies the plan. Domestic equities are composed of common stocks of large, medium and small companies. International equities include equity securities issued by companies domiciled outside the United States and in depository receipts, which represent ownership of securities of non-U.S. companies. Global equities include a combination of both domestic and international equities. Emerging market equities are comprised of stocks that are domiciled in less developed, fast growing countries. Fixed income includes corporate debt obligations, fixed income securities issued or guaranteed by the U.S. government, and to a lesser extent by non-U.S. governments, mortgage backed securities, high yield securities, asset backed securities, municipal bonds and dollar-denominated obligations issued in the United States by non-U.S. banks and corporations. Real assets consist of publicly traded real estate investment trust securities, private real estate investments and private energy investments. Private equity consists of the unregistered securities of private and public companies. Absolute return investments are diversified portfolios utilizing multiple strategies that invest primarily in public securities, including equities and fixed income. Commodities utilize futures contracts to invest in a variety of energy, metal and agricultural goods.

For pension assets, futures and forward contracts are used for portfolio rebalancing and to approach fully invested portfolio positions. Otherwise, a small number of investment managers employ limited use of derivatives, including futures contracts, options on futures, forward contracts and interest rate swaps in place of direct investment in securities to gain efficient exposure to markets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

RAI’s pension and postretirement plans asset allocations at December 31, 2016 and 2015, by asset category were as follows:

	Pension Plans
	2016 Target (1)	2016	2015 Target (1)	2015
Asset Category:
Domestic equities	10%	12%	10%	10%
International equities	8%	8%	8%	7%
Global equities	9%	12%	9%	11%
Emerging market equities	3%	2%	3%	2%
Fixed income	53%	53%	53%	53%
Absolute return	6%	7%	6%	8%
Private equity	2%	2%	2%	2%
Real assets	5%	4%	5%	5%
Commodities	4%	—	4%	2%

Total	100%	100%	100%	100%

	Postretirement Plans
	2016 Target (1)	2016	2015 Target (1)	2015
Asset Category:
Domestic equities	21%	22%	21%	20%
International equities	21%	20%	21%	21%
Fixed income	55%	51%	55%	54%
Cash and other	3%	7%	3%	5%

Total	100%	100%	100%	100%

(1)	Allows for a rebalancing range of up to 5 percentage points around target asset allocations.

RAI’s pension and postretirement plan assets, excluding uninvested cash and unsettled trades, carried at fair value on a recurring basis as of December 31, 2016 and 2015, were as follows (1):

	2016				2015
Pension Plans	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Category:
Domestic equities	$457	$—	$—	$457	$410	$—	$—	$410
Global equities	635	—	—	635	585	—	—	585
International equities	137	—	—	137	144	—	—	144
Real assets	23	—	—	23	21	—	—	21
Agency bonds	—	29	—	29	—	18	—	18
Asset backed securities	—	52	1	53	—	90	3	93
Corporate bonds	—	1,797	1	1,798	—	1,718	1	1,719
Government bonds	—	78	—	78	—	91	—	91
High yield fixed income	—	20	—	20	—	19	—	19
Mortgage backed securities	—	75	—	75	—	41	—	41
Municipal bonds	—	201	—	201	—	201	—	201
Treasuries	—	554	—	554	—	550	—	550
Cash equivalents and other	28	332	2	362	33	90	2	125

Total investments in the fair value hierarchy	$1,280	$3,138	$4	4,422	$1,193	$2,818	$6	4,017

Investments measured at net asset value (2)				1,250				1,282

Total				$5,672				$5,299

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

	2016				2015
Postretirement Plans	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Category:
Short-term bonds	$8	$—	$—	$8	$13	$—	$—	$13
Cash equivalents and other	—	7	—	7	—	6	—	6

Total investments in the fair value hierarchy	$8	$7	$—	15	$13	$6	$—	19

Investments measured at net asset value (2)				205				216

Total				$220				$235

(1)	See note 1 for additional information on the fair value hierarchy.
(2)	Prior-year amounts were reclassified in accordance with the adoption of ASU 2015-07.

For the years ended December 31, 2016 and 2015, there were no transfers among the fair value hierarchy levels.

At December 31, 2016 and 2015, the fair value of pension and postretirement assets classified as Level 1 was determined using a combination of third party pricing services for certain domestic equities, global equities, international equities, real assets and cash equivalents and other.

At December 31, 2016 and 2015, the fair value of pension and postretirement assets classified as Level 2 was determined using a combination of third party pricing services for certain agency bonds, asset backed securities, corporate bonds, government bonds, high yield fixed income, mortgage backed securities, municipal bonds, treasuries and cash equivalents and other.

The fair value of assets classified as asset backed securities, corporate bonds and other, classified as Level 3, was determined primarily using an income approach that utilized cash flow models and benchmarking strategies. This approach utilized inputs, including market-based interest rate curves, corporate credit spreads and corporate ratings. Additionally, unobservable factors incorporated into these models included default probability assumptions, potential recovery, discount rates and other entity specific factors.

In instances where the plans have invested in commingled pools, the net asset value was used as the practical expedient and no adjustments were made to the provided fair value. This approach utilized the net asset value of the underlying investment fund adjusted by the investment manager for restrictions or illiquidity of the disposition of the interest, if any, valuations provided by the fund’s cash flows, and the rights and obligations of the ownership interest of the fund.

Transfers of pension and postretirement plan assets in and out of Level 3 during 2016, by asset category were as follows (1) :

	Balance as of January 1, 2016	Purchases, Sales, Issuances and Settlements (net)	Realized Gains (Losses)	Unrealized Gains (Losses)	Transferred From Other Levels	Balance as of December 31, 2016
Asset backed securities	$3	$—	$—	$(2)	$—	$1
Corporate bonds	1	—	—	—	—	1
Other	2	—	(28)	28	—	2

Total	$6	$—	$(28)	$26	$—	$4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Transfers of pension and postretirement plan assets in and out of Level 3 during 2015, by asset category were as follows (1):

	Balance as of January 1, 2015	Purchases, Sales, Issuances and Settlements (net)	Realized Gains (Losses)	Unrealized Gains (Losses)	Transferred From Other Levels	Balance as of December 31, 2015
Asset backed securities	$3	$—	$—	$—	$—	$3
Corporate bonds	2	(1)	—	—	—	1
Other	2	—	—	—	—	2

Total	$7	$(1)	$—	$—	$—	$6

(1)	See note 1 for additional information on the fair value hierarchy.

Defined Contribution Plans

RAI sponsors qualified defined contribution plans. The expense related to these plans was $41 million in 2016, $40 million in 2015 and $37 million in 2014. Included in the plans is a non-leveraged employee stock ownership plan, which holds shares of the Reynolds Stock Fund. Participants can elect to contribute to the fund. Dividends paid on shares are reflected as a reduction of equity. All shares are considered outstanding for earnings per share computations.

Note 17 — Segment Information

RAI’s reportable operating segments are RJR Tobacco, Santa Fe and American Snuff. The RJR Tobacco segment consists of the primary operations of R. J. Reynolds Tobacco Company. The Santa Fe segment consists of the primary operations of SFNTC. The American Snuff segment consists of the primary operations of American Snuff Co. Included in All Other, among other RAI subsidiaries, are RJR Vapor, Niconovum USA, Inc., Niconovum AB, and until their sale on January 13, 2016, SFRTI and various foreign subsidiaries affiliated with SFRTI. The segments were identified based on how RAI’s chief operating decision maker allocates resources and assesses performance. Certain of RAI’s operating subsidiaries have entered into intercompany agreements for products or services with other subsidiaries. As a result, certain activities of an operating subsidiary may be included in a different segment of RAI.

RAI’s largest reportable operating segment, RJR Tobacco, is the second largest tobacco company in the United States. Its brands include three of the top four best-selling cigarettes in the United States: NEWPORT, CAMEL and PALL MALL. These brands, and its other brands, including DORAL, MISTY and CAPRI, are manufactured in a variety of styles and marketed in the United States. As part of its total tobacco strategy, RJR Tobacco also offers a smoke-free tobacco product, CAMEL Snus. RJR Tobacco manages contract manufacturing of cigarette and tobacco products through arrangements with BAT affiliates, and manages the export of tobacco products to U.S. territories, U.S. duty-free shops and U.S. overseas military bases. RJR Tobacco also manages the super-premium cigarettes, DUNHILL and STATE EXPRESS 555, which are licensed from BAT. For additional information regarding related parties, see note 18.

Santa Fe manufactures and markets super-premium cigarettes and other tobacco products under the NATURAL AMERICAN SPIRIT brand in the United States.

American Snuff is the second largest smokeless tobacco products manufacturer in the United States. American Snuff’s primary brands include its largest selling moist snuff brands, GRIZZLY and KODIAK.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

RJR Vapor is a marketer of digital vapor cigarettes, manufactured on its behalf by RJR Tobacco, under the VUSE brand name in the United States. Niconovum USA, Inc. and Niconovum AB are marketers of nicotine replacement therapy products in the United States and Sweden, respectively, under the ZONNIC brand name.

SFRTI and various foreign subsidiaries affiliated with SFRTI distributed the NATURAL AMERICAN SPIRIT brand outside the United States. On January 13, 2016, RAI, through the Sellers, completed the sale of the international rights to the NATURAL AMERICAN SPIRIT brand name and associated trademarks, along with the international companies that distributed and marketed the brand outside the United States to JTI Holding, in an all-cash transaction of approximately $5 billion and recognized a pre-tax gain of approximately $4.9 billion. See note 3 for additional information.

Intersegment revenues and items below the operating income line of the consolidated statements of income are not presented by segment, since they are excluded from the measure of segment profitability reviewed by RAI’s chief operating decision maker. Additionally, information about total assets by segment is not reviewed by RAI’s chief operating decision maker and therefore is not disclosed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Segment Data:

	2016	2015	2014
Net sales:
RJR Tobacco	$10,314	$8,634	$6,767
Santa Fe	973	818	658
American Snuff	914	855	783
All Other	302	368	263

Consolidated net sales	$12,503	$10,675	$8,471

Operating income (loss):
RJR Tobacco (1)(2)	$4,922	$3,359	$2,173
Santa Fe	546	449	337
American Snuff (2)	541	502	438
All Other (3)	(145)	(265)	(234)
Gain on divestitures	4,861	3,181	—
Corporate Expense (2)	(156)	(273)	(183)

Consolidated operating income	$10,569	$6,953	$2,531

Cash capital expenditures:
RJR Tobacco	$130	$84	$53
Santa Fe	12	16	7
American Snuff	22	10	12
All Other	42	64	132

Consolidated capital expenditures	$206	$174	$204

Depreciation and amortization expense:
RJR Tobacco	$77	$71	$65
Santa Fe	4	3	3
American Snuff	16	17	17
All Other	26	31	21

Consolidated depreciation and amortization expense	$123	$122	$106

Reconciliation to income from continuing operations before income taxes:
Consolidated operating income (1)(2)(3)	$10,569	$6,953	$2,531
Interest and debt expense	626	570	286
Interest income	(8)	(6)	(3)
Other (income) expense, net	260	5	(14)

Income from continuing operations before income taxes	$9,691	$6,384	$2,262

(1)	Includes NPM Adjustment credits of $388 million, $293 million and $341 million for RJR Tobacco for the years ended December 31, 2016, 2015 and 2014, respectively.
(2)	Includes MTM adjustment expense of $42 million for RJR Tobacco and $3 million for Corporate Expense for the year ended December 31, 2016. Includes MTM adjustment expense of $229 million for RJR Tobacco, $1 million for American Snuff and $16 million for Corporate Expense and All Other for the year ended December 31, 2015. Includes MTM adjustment expense of $422 million for RJR Tobacco, $4 million for American Snuff and $26 million for Corporate Expense and All Other for the year ended December 31, 2014.
(3)	Includes $99 million of asset impairment and exit charges for the year ended December 31, 2015. See note 6.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Sales to McLane Company, Inc., a distributor, constituted approximately 28% of RAI’s consolidated revenue in each of 2016 and 2015 and 31% in 2014. Sales to Core-Mark International, Inc., a distributor, represented approximately 14%, 10% and 11% of RAI’s consolidated revenue in 2016, 2015 and 2014, respectively. McLane Company, Inc. and Core-Mark International, Inc. are customers of RJR Tobacco, Santa Fe and American Snuff. No other customer accounted for 10% or more of RAI’s consolidated revenue during those periods.

RAI’s operating subsidiaries’ sales to foreign countries, primarily to related parties, for the years ended December 31, 2016, 2015 and 2014 were $351 million, $482 million and $497 million, respectively.

Note 18 — Related Party Transactions

RAI and RAI’s operating subsidiaries engage in transactions with affiliates of BAT. BAT, through wholly owned subsidiaries, beneficially owns approximately 42% of RAI’s outstanding common stock. The following is a summary of balances and transactions with such BAT affiliates as of and for the years ended December 31:

	2016	2015
Current Balances:
Accounts receivable, related party	$113	$38
Due to related party	7	9
Deferred revenue, related party	66	33
Other current liabilities	—	2
Long-term Balances:
Long-term deferred revenue, related party	$39	$—

	2016	2015	2014
Significant Transactions:
Net sales	$226	$259	$311
Purchases	21	38	28
BAT Share Purchase	—	4,673	—
Share repurchase agreements	32	—	155
Research and development services billings	1	3	4

RJR Tobacco sells contract-manufactured cigarettes, tobacco leaf and processed tobacco to BAT affiliates. In December 2012, RJR Tobacco entered into an amendment to its contract manufacturing agreement (relating to the production of cigarettes to be sold in Japan) with a BAT affiliate, which amendment, among other things, requires either party to provide three years’ notice to the other party to terminate the agreement without cause, with any such notice to be given no earlier than January 1, 2016. On January 4, 2016, RJR Tobacco received written notice from a BAT affiliate terminating that contract manufacturing agreement effective January 5, 2019. In July 2016, RJR Tobacco further amended the contract manufacturing agreement with a BAT affiliate to permit an early transition of the cigarette production covered by the agreement to BAT facilities over several months beginning in the fourth quarter of 2016. The amendment provides for a BAT affiliate to make a payment to RJR Tobacco of $89.6 million, in exchange for RJR Tobacco’s commitment to provide contingent manufacturing capacity to a BAT affiliate through December 31, 2018. Of this amount, $40.2 million was recorded as current deferred revenue and $38.9 million was recorded as long-term deferred revenue in RAI’s consolidated balance sheet as of December 31, 2016. The first installment of $7.4 million was received in September 2016. The second installment of $82.2 million is due on or before March 31, 2017. RJR Tobacco will recognize the income ratably from the effective date of the amendment to December 31, 2018. Net sales to BAT affiliates, primarily cigarettes, represented approximately 2% of RAI’s total net sales in each of 2016 and 2015, and 4% in 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

RJR Tobacco recorded deferred sales revenue relating to leaf sold to BAT affiliates that had not been delivered as of December 31, in each of 2016, 2015 and 2014, given that RJR Tobacco has a legal right to bill the BAT affiliates. Leaf sales revenue to BAT affiliates is recognized when the product is shipped to the customer.

RAI’s operating subsidiaries also purchase unprocessed leaf at market prices, and import cigarettes at prices not to exceed manufacturing costs plus 10%, from BAT affiliates.

RJR Tobacco performs certain research and development for BAT affiliates pursuant to a joint technology sharing agreement entered into as a part of the B&W business combination. These services were billed to BAT affiliates and were recorded in RJR Tobacco’s selling, general and administrative expenses, net of associated costs.

In January 2016, prior to the sale of the international rights to the NATURAL AMERICAN SPIRIT brand to JTI, SFRTI paid $6 million to a BAT affiliate pursuant to a contract manufacturing agreement, whereby the BAT affiliate agreed to contract manufacture certain tobacco products for SFRTI. The $6 million fee paid to amend the contract was recognized within selling, general and administrative expenses in the consolidated statements of income.

In connection with the Share Repurchase Program, B&W and LSL, wholly owned subsidiaries of BAT, entered into the Share Repurchase Agreement on July 25, 2016, with RAI, pursuant to which BAT and its subsidiaries will participate in the Share Repurchase Program on a basis approximately proportionate with BAT and its subsidiaries’ ownership of RAI common stock. Under the Share Repurchase Agreement, RAI repurchased 660,385 shares of RAI common stock for $32 million from BAT and its subsidiaries during the year ended December 31, 2016. The Merger Agreement places restrictions on RAI’s ability to repurchase its common stock. As a result, RAI does not expect to make repurchases under the Share Repurchase Program while the Merger Agreement is in effect.

On June 12, 2015, RAI and BAT completed the BAT Share Purchase in connection with the Lorillard Merger and Divestiture. For additional information, see note 2.

In December 2015, RJR Tobacco and Nicoventures Holdings Limited, a subsidiary of BAT, signed a definitive vapor technology-sharing and licensing agreement, pursuant to which the companies collaborate on the development of next generation vapor products.

For information regarding the BAT Merger, see note 22.

Note 19 — RAI Guaranteed, Unsecured Notes — Condensed Consolidating Financial Statements

The following condensed consolidating financial statements relate to the guaranties of RAI’s $12.7 billion aggregate principal amount of unsecured notes. See note 12 for additional information relating to these notes. Certain of RAI’s direct, wholly owned subsidiaries and certain of its indirectly owned subsidiaries have fully and unconditionally, and jointly and severally, guaranteed these notes. The following condensed consolidating financial statements include: the accounts and activities of RAI, the parent issuer; RJR, RJR Tobacco, SFNTC, American Snuff Co. and certain of RAI’s other subsidiaries, the Guarantors; other direct and indirect subsidiaries of RAI that are not Guarantors; and elimination adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Condensed Consolidating Statements of Income

(Dollars in Millions)

	Parent Issuer	Guarantors	Non- Guarantors	Eliminations	Consolidated
For the Year Ended December 31, 2016
Net sales	$—	$12,209	$198	$(130)	$12,277
Net sales, related party	—	226	—	—	226

Net sales	—	12,435	198	(130)	12,503
Cost of products sold	—	4,787	185	(131)	4,841
Selling, general and administrative expenses	41	1,721	167	2	1,931
Gain on divestitures	—	(4,843)	(16)	(2)	(4,861)
Amortization expense	—	22	1	—	23

Operating income (loss)	(41)	10,748	(139)	1	10,569
Interest and debt expense	619	81	9	(83)	626
Interest income	(84)	(6)	(1)	83	(8)
Other (income) expense, net	244	(30)	3	43	260

Income (loss) before income taxes	(820)	10,703	(150)	(42)	9,691
Provision for (benefit from) income taxes	(171)	3,840	(51)	—	3,618
Equity income from subsidiaries	6,722	4	—	(6,726)	—

Net income (loss)	$6,073	$6,867	$(99)	$(6,768)	$6,073

For the Year Ended December 31, 2015
Net sales	$—	$10,319	$333	$(236)	$10,416
Net sales, related party	—	259	—	—	259

Net sales	—	10,578	333	(236)	10,675
Cost of products sold	—	4,673	248	(233)	4,688
Selling, general and administrative expenses	79	1,738	281	—	2,098
Gain on divestitures	—	(3,153)	(28)	—	(3,181)
Amortization expense	—	18	—	—	18
Asset impairment and exit charges	—	99	—	—	99

Operating income (loss)	(79)	7,203	(168)	(3)	6,953
Interest and debt expense	559	104	7	(100)	570
Interest income	(100)	(6)	—	100	(6)
Other (income) expense, net	20	(42)	(16)	43	5

Income (loss) before income taxes	(558)	7,147	(159)	(46)	6,384
Provision for (benefit from) income taxes	(224)	3,417	(62)	—	3,131
Equity income from subsidiaries	3,587	46	—	(3,633)	—

Net income (loss)	$3,253	$3,776	$(97)	$(3,679)	$3,253

For the Year Ended December 31, 2014
Net sales	$—	$8,109	$232	$(181)	$8,160
Net sales, related party	—	311	—	—	311

Net sales	—	8,420	232	(181)	8,471
Cost of products sold	—	4,002	235	(179)	4,058
Selling, general and administrative expenses	75	1,535	261	—	1,871
Amortization expense	—	11	—	—	11

Operating income (loss)	(75)	2,872	(264)	(2)	2,531
Interest and debt expense	286	79	6	(85)	286
Interest income	(85)	(3)	—	85	(3)
Other (income) expense, net	4	(44)	(17)	43	(14)

Income (loss) from continuing operations before income taxes	(280)	2,840	(253)	(45)	2,262
Provision for (benefit from) income taxes	(89)	1,004	(98)	—	817
Equity income from subsidiaries	1,661	26	—	(1,687)	—

Income (loss) from continuing operations	1,470	1,862	(155)	(1,732)	1,445
Income from discontinued operations, net of tax	—	25	—	—	25

Net income (loss)	$1,470	$1,887	$(155)	$(1,732)	$1,470

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Condensed Consolidating Statements of Comprehensive Income

(Dollars in Millions)

	Parent Issuer	Guarantors	Non- Guarantors	Eliminations	Consolidated
For the Year Ended December 31, 2016
Net income (loss)	$6,073	$6,867	$(99)	$(6,768)	$6,073
Other comprehensive income (loss), net of tax:
Retirement benefits	(11)	(12)	(4)	16	(11)
Long-term investments	14	14	—	(14)	14
Hedging instruments	11	—	—	—	11
Cumulative translation adjustment and other	10	10	13	(23)	10

Comprehensive income (loss)	$6,097	$6,879	$(90)	$(6,789)	$6,097

For the Year Ended December 31, 2015
Net income (loss)	$3,253	$3,776	$(97)	$(3,679)	$3,253
Other comprehensive income (loss), net of tax:
Retirement benefits	50	50	13	(63)	50
Hedging instruments	1	—	—	—	1
Cumulative translation adjustment and other	(25)	(27)	(37)	64	(25)

Comprehensive income (loss)	$3,279	$3,799	$(121)	$(3,678)	$3,279

For the Year Ended December 31, 2014
Net income (loss)	$1,470	$1,887	$(155)	$(1,732)	$1,470
Other comprehensive income (loss), net of tax:
Retirement benefits	(277)	(271)	(1)	272	(277)
Long-term investments	2	2	—	(2)	2
Hedging instruments	1	—	—	—	1
Cumulative translation adjustment and other	(34)	(34)	(48)	82	(34)

Comprehensive income (loss)	$1,162	$1,584	$(204)	$(1,380)	$1,162

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Details about the reclassifications out of accumulated other comprehensive loss and the affected line items in the consolidating statement of income for the year ended December 31, 2016, were as follows:

Components	Amount Reclassified					Affected Line Item
	Parent Issuer	Guarantors	Non- Guarantors	Eliminations	Consolidated
Retirement benefits:
Amortization of prior service cost	$—	$(20)	$—	$—	$(20)	Cost of products sold
Amortization of prior service cost	—	(19)	—	—	(19)	Selling, general and administrative expenses
Settlement cost	—	2	—	—	2	Selling, general and administrative expenses
MTM adjustment	—	21	—	—	21	Cost of products sold
MTM adjustment	4	26	(6)	—	24	Selling, general and administrative expenses

	4	10	(6)	—	8	Operating income (loss)
Deferred taxes	—	(1)	—	—	(1)	Provision for (benefit from) income taxes

Net of tax	4	9	(6)	—	7	Net income (loss)

Long-term investments:
Realized loss, net on long-term investments	—	24	—	—	24	Other (income) expense, net
Deferred taxes	—	(10)	—	—	(10)	Provision for (benefit from) income taxes

Net of tax	—	14	—	—	14	Net income (loss)

Hedging instruments:
Forward starting interest rate contracts	16	—	—	—	16	Other (income) expense, net
Amortization of realized loss	1	—	—	—	1	Interest and debt expense

Deferred taxes	(6)	—	—	—	(6)	Provision for (benefit from) income taxes

Net of tax	11	—	—	—	11	Net income (loss)

Cumulative translation adjustment and other:
Derecognition of cumulative translation adjustment	—	—	27	—	27	Gain on divestitures

Equity income from subsidiaries	44	21	—	(65)	—	Equity income from subsidiaries

Total reclassifications	$59	$44	$21	$(65)	$59	Net income (loss)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Details about the reclassifications out of accumulated other comprehensive loss and the affected line items in the consolidating statement of income for the year ended December 31, 2015, were as follows:

Components	Amount Reclassified					Affected Line Item
	Parent Issuer	Guarantors	Non- Guarantors	Eliminations	Consolidated
Retirement benefits:
Amortization of prior service cost	$—	$(20)	$—	$—	$(20)	Cost of products sold
Amortization of prior service cost	—	(19)	—	—	(19)	Selling, general and administrative expenses
MTM adjustment	—	120	—	—	120	Cost of products sold
MTM adjustment	5	121	—	—	126	Selling, general and administrative expenses

	5	202	—	—	207	Operating income (loss)
Deferred taxes	(1)	(78)	—	—	(79)	Provision for (benefit from) income taxes

Net of tax	4	124	—	—	128	Net income (loss)

Hedging instruments:
Amortization of realized loss	2	—	—	—	2	Interest and debt expense
Deferred taxes	(1)	—	—	—	(1)	Provision for (benefit from) income taxes

Net of tax	1	—	—	—	1	Net income (loss)

Equity income from subsidiaries	124	—	—	(124)	—	Equity income from subsidiaries

Total reclassifications	$129	$124	$—	$(124)	$129	Net income (loss)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Details about the reclassifications out of accumulated other comprehensive loss and the affected line items in the consolidating statement of income for the year ended December 31, 2014, were as follows:

Components	Amount Reclassified					Affected Line Item
	Parent Issuer	Guarantors	Non- Guarantors	Eliminations	Consolidated
Retirement benefits:
Amortization of prior service cost	$—	$(21)	$—	$—	$(21)	Cost of products sold
Amortization of prior service cost	—	(18)	—	—	(18)	Selling, general and administrative expenses
MTM adjustment	—	205	—	—	205	Cost of products sold
MTM adjustment	10	236	1	—	247	Selling, general and administrative expenses

	10	402	1	—	413	Operating income (loss)
Deferred taxes	(4)	(158)	—	—	(162)	Provision for (benefit from) income taxes

Net of tax	6	244	1	—	251	Net income (loss)

Hedging instruments:
Amortization of realized loss	2	—	—	—	2	Interest and debt expense
Deferred taxes	(1)	—	—	—	(1)	Provision for (benefit from) income taxes

Net of tax	1	—	—	—	1	Net income (loss)

Equity income from subsidiaries	245	—	—	(245)	—	Equity income from subsidiaries

Total reclassifications	$252	$244	$1	$(245)	$252	Net income (loss)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Condensed Consolidating Statements of Cash Flows

(Dollars in Millions)

	Parent Issuer	Guarantors	Non- Guarantors	Eliminations	Consolidated
For the Year Ended December 31, 2016
Cash flows from (used in) operating activities	$(413)	$3,162	$(234)	$(1,235)	$1,280

Cash flows from (used in) investing activities:
Capital expenditures	—	(211)	(7)	12	(206)
Proceeds from settlement of investments	—	266	—	—	266
Proceeds from divestitures	5,015	—	—	—	5,015
Return of intercompany investments	2,274	26	—	(2,300)	—
Contributions to intercompany investments	(16)	—	—	16	—
Other, net	193	24	—	(214)	3

Net cash flows from (used in) investing activities	7,466	105	(7)	(2,486)	5,078

Cash flows from (used in) financing activities:
Dividends paid on common stock	(2,369)	(1,152)	(28)	1,180	(2,369)
Repurchase of common stock	(226)	—	—	—	(226)
Repayments of long-term debt	(415)	(85)	—	—	(500)
Early extinguishment of debt	(3,642)	(8)	—	—	(3,650)
Premiums paid for early extinguishment of debt	(206)	(1)	—	—	(207)
Proceeds from termination of interest rate swaps	—	66	—	—	66
Debt issuance costs and financing fees	(8)	—	—	—	(8)
Excess tax benefit on stock-based compensation plans	28	—	—	—	28
Dividends paid on preferred stock	(43)	—	—	43	—
Distribution of equity	—	(2,274)	(26)	2,300	—
Receipt of equity	—	—	16	(16)	—
Other, net	(21)	(360)	167	214	—

Net cash flows from (used in) financing activities	(6,902)	(3,814)	129	3,721	(6,866)

Effect of exchange rate changes on cash and cash equivalents	—	—	(8)	—	(8)

Net change in cash and cash equivalents	151	(547)	(120)	—	(516)
Cash and cash equivalents at beginning of year	575	1,544	448	—	2,567

Cash and cash equivalents at end of year	$726	$997	$328	$—	$2,051

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Condensed Consolidating Statements of Cash Flows

(Dollars in Millions)

	Parent Issuer	Guarantors	Non- Guarantors	Eliminations	Consolidated
For the Year Ended December 31, 2015
Cash flows from (used in) operating activities	$(2,279)	$3,219	$6	$(750)	$196

Cash flows from (used in) investing activities:
Capital expenditures	—	(160)	(12)	(2)	(174)
Proceeds from settlement of investments	—	332	—	—	332
Acquisition, net of cash acquired	(18,278)	1,001	57	—	(17,220)
Proceeds from divestitures	7,056	—	—	—	7,056
Return of intercompany investments	185	—	—	(185)	—
Other, net	10	22	—	(31)	1

Net cash flows from (used in) investing activities	(11,027)	1,195	45	(218)	(10,005)

Cash flows from (used in) financing activities:
Dividends paid on common stock	(1,583)	(709)	—	709	(1,583)
Repurchase of common stock	(124)	—	—	—	(124)
Proceeds from BAT Share Purchase	4,673	—	—	—	4,673
Issuance of long-term debt	8,975	—	—	—	8,975
Repayments of long-term debt	(450)	—	—	—	(450)
Debt issuance costs and financing fees	(70)	—	—	—	(70)
Borrowings under revolving credit facility	1,400	—	—	—	1,400
Repayments of borrowings under revolving credit facility	(1,400)	—	—	—	(1,400)
Excess tax benefit on stock-based compensation plans	17	—	—	—	17
Dividends paid on preferred stock	(43)	—	—	43	—
Distribution of equity	—	(185)	—	185	—
Other, net	2,384	(2,445)	30	31	—

Net cash flows from (used in) financing activities	13,779	(3,339)	30	968	11,438

Effect of exchange rate changes on cash and cash equivalents	—	—	(28)	—	(28)

Net change in cash and cash equivalents	473	1,075	53	—	1,601
Cash and cash equivalents at beginning of year	102	469	395	—	966

Cash and cash equivalents at end of year	$575	$1,544	$448	$—	$2,567

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Condensed Consolidating Statements of Cash Flows

(Dollars in Millions)

	Parent Issuer	Guarantors	Non- Guarantors	Eliminations	Consolidated
For the Year Ended December 31, 2014
Cash flows from (used in) operating activities	$1,277	$1,865	$(179)	$(1,340)	$1,623

Cash flows from (used in) investing activities:
Capital expenditures	—	(265)	(94)	155	(204)
Proceeds from termination of joint venture	—	—	35	—	35
Proceeds from settlement of investments	—	4	—	—	4
Return of intercompany investments	165	—	—	(165)	—
Contributions to intercompany investments	(32)	—	—	32	—
Other, net	250	35	126	(451)	(40)

Net cash flows from (used in) investing activities	383	(226)	67	(429)	(205)

Cash flows from (used in) financing activities:
Dividends paid on common stock	(1,411)	(1,301)	—	1,301	(1,411)
Repurchase of common stock	(440)	—	—	—	(440)
Borrowings under revolving credit facility	1,000	—	—	—	1,000
Repayments of borrowings under revolving credit facility	(1,000)	—	—	—	(1,000)
Debt issuance costs and financing fees	(79)	—	—	—	(79)
Excess tax benefit on stock-based compensation plans	12	—	—	—	12
Dividends paid on preferred stock	(43)	—	—	43	—
Distribution of equity	—	(165)	—	165	—
Receipt of equity	—	—	32	(32)	—
Other, net	(41)	(400)	149	292	—

Net cash flows from (used in) financing activities	(2,002)	(1,866)	181	1,769	(1,918)

Effect of exchange rate changes on cash and cash equivalents	—	—	(34)	—	(34)

Net change in cash and cash equivalents	(342)	(227)	35	—	(534)
Cash and cash equivalents at beginning of year	444	696	360	—	1,500

Cash and cash equivalents at end of year	$102	$469	$395	$—	$966

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Condensed Consolidating Balance Sheets

(Dollars in Millions)

	Parent Issuer	Guarantors	Non- Guarantors	Eliminations	Consolidated
December 31, 2016
Assets
Cash and cash equivalents	$726	$997	$328	$—	$2,051
Accounts receivable	—	62	4	—	66
Accounts receivable, related party	—	113	—	—	113
Other receivables	63	3,572	17	(3,642)	10
Inventories	—	1,604	43	(2)	1,645
Other current assets	112	238	—	3	353

Total current assets	901	6,586	392	(3,641)	4,238
Property, plant and equipment, net	2	1,314	32	—	1,348
Trademarks and other intangible assets, net of accumulated amortization	—	29,432	14	(2)	29,444
Goodwill	—	15,976	16	—	15,992
Long-term intercompany notes receivable	1,390	148	—	(1,538)	—
Investment in subsidiaries	36,865	333	—	(37,198)	—
Other assets and deferred charges	80	52	37	(96)	73

Total assets	$39,238	$53,841	$491	$(42,475)	$51,095

Liabilities and shareholders’ equity
Accounts payable	$1	$213	$7	$—	$221
Tobacco settlement accruals	—	2,498	—	—	2,498
Due to related party	—	7	—	—	7
Deferred revenue, related party	—	66	—	—	66
Current maturities of long-term debt	448	53	—	—	501
Dividends payable on common stock	656	—	—	—	656
Other current liabilities	3,767	871	40	(3,642)	1,036

Total current liabilities	4,872	3,708	47	(3,642)	4,985
Long-term intercompany notes payable	148	900	490	(1,538)	—
Long-term debt (less current maturities)	12,404	260	—	—	12,664
Long-term deferred income taxes, net	—	9,700	—	(93)	9,607
Long-term retirement benefits (less current portion)	59	1,767	43	—	1,869
Long-term deferred revenue, related party	—	39	—	—	39
Other noncurrent liabilities	44	176	—	—	220
Shareholders’ equity	21,711	37,291	(89)	(37,202)	21,711

Total liabilities and shareholders’ equity	$39,238	$53,841	$491	$(42,475)	$51,095

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Condensed Consolidating Balance Sheets

(Dollars in Millions)

	Parent Issuer	Guarantors	Non- Guarantors	Eliminations	Consolidated
December 31, 2015
Assets
Cash and cash equivalents	$575	$1,544	$448	$—	$2,567
Short-term investments	—	149	—	—	149
Accounts receivable	—	62	6	—	68
Accounts receivable, related party	—	38	—	—	38
Other receivables	70	3,459	91	(3,585)	35
Inventories	—	1,694	44	(4)	1,734
Other current assets	116	323	129	(4)	564

Total current assets	761	7,269	718	(3,593)	5,155
Property, plant and equipment, net	3	1,223	29	—	1,255
Trademarks and other intangible assets, net of accumulated amortization	—	29,467	—	—	29,467
Goodwill	—	15,976	17	—	15,993
Long-term intercompany notes receivable	1,583	169	—	(1,752)	—
Investment in subsidiaries	37,151	662	—	(37,813)	—
Other assets and deferred charges	189	212	38	(209)	230

Total assets	$39,687	$54,978	$802	$(43,367)	$52,100

Liabilities and shareholders’ equity
Accounts payable	$2	$173	$4	$—	$179
Tobacco settlement accruals	—	2,816	—	—	2,816
Due to related party	—	9	—	—	9
Deferred revenue, related party	—	33	—	—	33
Current maturities of long-term debt	420	86	—	—	506
Dividends payable on common stock	514	—	—	—	514
Other current liabilities	3,707	1,039	79	(3,591)	1,234

Total current liabilities	4,643	4,156	83	(3,591)	5,291
Long-term intercompany notes payable	169	1,260	323	(1,752)	—
Long-term debt (less current maturities)	16,522	327	—	—	16,849
Long-term deferred income taxes, net	—	9,410	—	(206)	9,204
Long-term retirement benefits (less current portion)	57	2,153	55	—	2,265
Other noncurrent liabilities	44	195	—	—	239
Shareholders’ equity	18,252	37,477	341	(37,818)	18,252

Total liabilities and shareholders’ equity	$39,687	$54,978	$802	$(43,367)	$52,100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Note 20 — RJR Tobacco Guaranteed, Unsecured Notes — Condensed Consolidating Financial Statements

The following condensed consolidating financial statements relate to the guaranties of RJR Tobacco’s $284 million aggregate principal amount of unsecured notes, representing the Lorillard Tobacco Notes assumed by RJR Tobacco in connection with the Lorillard Tobacco Merger. RAI and RJR have fully and unconditionally, and jointly and severally, guaranteed these notes. The following condensed consolidating financial statements include: the accounts and activities of RAI, the Parent Guarantor; RJR Tobacco, the Issuer; RJR, a Guarantor; other direct and indirect subsidiaries of RAI that are not Guarantors; and elimination adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Condensed Consolidating Statements of Income

(Dollars in Millions)

	Parent Guarantor	Issuer	Guarantor	Non- Guarantors	Eliminations	Consolidated
For the Year Ended December 31, 2016
Net sales	$—	$10,365	$—	$2,229	$(317)	$12,277
Net sales, related party	—	226	—	—	—	226

Net sales	—	10,591	—	2,229	(317)	12,503
Cost of products sold	—	4,323	—	837	(319)	4,841
Selling, general and administrative expenses, net	41	2,719	2	(834)	3	1,931
Gain on divestitures	—	—	—	(4,861)	—	(4,861)
Amortization expense	—	16	—	7	—	23

Operating income (loss)	(41)	3,533	(2)	7,080	(1)	10,569
Interest and debt expense	619	7	—	86	(86)	626
Interest income	(84)	(5)	(3)	(2)	86	(8)
Other (income) expense, net	244	12	(42)	3	43	260

Income (loss) before income taxes	(820)	3,519	43	6,993	(44)	9,691
Provision for (benefit from) income taxes	(171)	1,247	(1)	2,543	—	3,618
Equity income from subsidiaries	6,722	850	3,142	—	(10,714)	—

Net income	$6,073	$3,122	$3,186	$4,450	$(10,758)	$6,073

For the Year Ended December 31, 2015
Net sales	$—	$8,714	$—	$2,039	$(337)	$10,416
Net sales, related party	—	259	—	—	—	259

Net sales	—	8,973	—	2,039	(337)	10,675
Cost of products sold	—	4,277	—	746	(335)	4,688
Selling, general and administrative expenses, net	79	2,318	3	(302)	—	2,098
(Gain) loss on divestitures	—	1,887	—	(5,068)	—	(3,181)
Amortization expense	—	12	—	6	—	18
Asset impairment and exit charges	—	99	—	—	—	99

Operating income (loss)	(79)	380	(3)	6,657	(2)	6,953
Interest and debt expense	559	20	—	94	(103)	570
Interest income	(100)	(5)	(4)	—	103	(6)
Other (income) expense, net	20	2	(43)	(17)	43	5

Income (loss) before income taxes	(558)	363	44	6,580	(45)	6,384
Provision for (benefit from) income taxes	(224)	928	—	2,427	—	3,131
Equity income from subsidiaries	3,587	3,732	3,185	—	(10,504)	—

Net income	$3,253	$3,167	$3,229	$4,153	$(10,549)	$3,253

For the Year Ended December 31, 2014
Net sales	$—	$6,728	$—	$1,701	$(269)	$8,160
Net sales, related party	—	311	—	—	—	311

Net sales	—	7,039	—	1,701	(269)	8,471
Cost of products sold	—	3,641	—	686	(269)	4,058
Selling, general and administrative expenses	75	1,629	6	161	—	1,871
Amortization expense	—	4	—	7	—	11

Operating income (loss)	(75)	1,765	(6)	847	—	2,531
Interest and debt expense	286	21	—	67	(88)	286
Interest income	(85)	(2)	(3)	(1)	88	(3)
Other (income) expense, net	4	1	(45)	(17)	43	(14)

Income (loss) from continuing operations before income taxes	(280)	1,745	42	798	(43)	2,262
Provision for (benefit from) income taxes	(89)	627	(1)	280	—	817
Equity income from subsidiaries	1,661	279	1,425	—	(3,365)	—

Net income from continuing operations	1,470	1,397	1,468	518	(3,408)	1,445
Income from discontinued operations, net of tax	—	25	—	—	—	25

Net income	$1,470	$1,422	$1,468	$518	$(3,408)	$1,470

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Condensed Consolidating Statements of Comprehensive Income

(Dollars in Millions)

	Parent Guarantor	Issuer	Guarantor	Non- Guarantors	Eliminations	Consolidated
For the Year Ended December 31, 2016
Net income	$6,073	$3,122	$3,186	$4,450	$(10,758)	$6,073
Other comprehensive income (loss), net of tax:
Retirement benefits	(11)	(6)	(10)	(5)	21	(11)
Long-term investments	14	14	14	—	(28)	14
Hedging instruments	11	—	—	—	—	11
Cumulative translation adjustment and other	10	7	10	10	(27)	10

Comprehensive income	$6,097	$3,137	$3,200	$4,455	$(10,792)	$6,097

For the Year Ended December 31, 2015
Net income	$3,253	$3,167	$3,229	$4,153	$(10,549)	$3,253
Other comprehensive income (loss), net of tax:
Retirement benefits	50	39	51	12	(102)	50
Hedging instruments	1	—	—	—	—	1
Cumulative translation adjustment and other	(25)	(25)	(25)	(26)	76	(25)

Comprehensive income	$3,279	$3,181	$3,255	$4,139	$(10,575)	$3,279

For the Year Ended December 31, 2014
Net income	$1,470	$1,422	$1,468	$518	$(3,408)	$1,470
Other comprehensive income (loss), net of tax:
Retirement benefits	(277)	(259)	(261)	(11)	531	(277)
Long-term investments	2	2	2	—	(4)	2
Hedging instruments	1	—	—	—	—	1
Cumulative translation adjustment and other	(34)	(32)	(32)	(33)	97	(34)

Comprehensive income	$1,162	$1,133	$1,177	$474	$(2,784)	$1,162

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Details about the reclassifications out of accumulated other comprehensive loss and the affected line items in the condensed consolidating statement of income for the year ended December 31, 2016, were as follows:

Components	Amounts Reclassified						Affected Line Item
	Parent Guarantor	Issuer	Guarantor	Non- Guarantors	Eliminations	Consolidated
Retirement benefits:
Amortization of prior service cost	$—	$(20)	$—	$—	$—	$(20)	Cost of products sold
Amortization of prior service cost	—	(19)	—	—	—	(19)	Selling, general and administrative expenses, net
Settlement cost	—	2	—	—	—	2	Selling, general and administrative expenses, net
MTM adjustment	—	21	—	—	—	21	Cost of products sold
MTM adjustment	4	21	2	(3)	—	24	Selling, general and administrative expenses, net

	4	5	2	(3)	—	8	Operating income (loss)
Deferred taxes	—	(1)	—	—	—	(1)	Provision for (benefit from) income taxes

Net of tax	4	4	2	(3)	—	7	Net income

Long-term investments:
Realized loss, net on long-term investments	—	24	—	—	—	24	Other (income) expense, net
Deferred taxes	—	(10)	—	—	—	(10)	Provision for (benefit from) income taxes

Net of tax	—	14	—	—	—	14	Net income

Hedging instruments:
Forward starting interest rate contracts	16	—	—	—	—	16	Other (income) expense, net
Amortization of realized loss	1	—	—	—	—	1	Interest and debt expense

Deferred taxes	(6)	—	—	—	—	(6)	Provision for (benefit from) income taxes

Net of tax	11	—	—	—	—	11	Net income

Cumulative translation adjustment and other:
Derecognition of cumulative translation adjustment	—	—	—	27	—	27	Gain on divestitures

Equity income from subsidiaries	44	27	39	—	(110)	—	Equity income from subsidiaries

Total reclassifications	$59	$45	$41	$24	$(110)	$59	Net income

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Details about the reclassifications out of accumulated other comprehensive loss and the affected line items in the condensed consolidating statement of income for the year ended December 31, 2015, were as follows:

Components	Amounts Reclassified						Affected Line Item
	Parent Guarantor	Issuer	Guarantor	Non- Guarantors	Eliminations	Consolidated
Retirement benefits:
Amortization of prior service cost	$—	$(19)	$—	$(1)	$—	$(20)	Cost of products sold
Amortization of prior service cost	—	(17)	(1)	(1)	—	(19)	Selling, general and administrative expenses, net
MTM adjustment	—	119	—	1	—	120	Cost of products sold
MTM adjustment	5	110	3	8	—	126	Selling, general and administrative expenses, net

	5	193	2	7	—	207	Operating income (loss)
Deferred taxes	(1)	(74)	(1)	(3)	—	(79)	Provision for (benefit from) income taxes

Net of tax	4	119	1	4	—	128	Net income

Hedging instruments:
Amortization of realized loss	2	—	—	—	—	2	Interest and debt expense
Deferred taxes	(1)	—	—	—	—	(1)	Provision for (benefit from) income taxes

Net of tax	1	—	—	—	—	1	Net income

Equity income from subsidiaries	124	—	118	—	(242)	—	Equity income from subsidiaries

Total reclassifications	$129	$119	$119	$4	$(242)	$129	Net income

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Details about the reclassifications out of accumulated other comprehensive loss and the affected line items in the condensed consolidating statement of income for the year ended December 31, 2014, were as follows:

Components	Amounts Reclassified						Affected Line Item
	Parent Guarantor	Issuer	Guarantor	Non- Guarantors	Eliminations	Consolidated
Retirement benefits:
Amortization of prior service cost	$—	$(20)	$—	$(1)	$—	$(21)	Cost of products sold
Amortization of prior service cost	—	(17)	—	(1)	—	(18)	Selling, general and administrative expenses
MTM adjustment	—	195	—	10	—	205	Cost of products sold
MTM adjustment	10	228	4	5	—	247	Selling, general and administrative expenses

	10	386	4	13	—	413	Other (income) expense, net
Deferred taxes	(4)	(152)	(1)	(5)	—	(162)	Provision for (benefit from) income taxes

Net of tax	6	234	3	8	—	251	Net income

Hedging instruments:
Amortization of realized loss	2	—	—	—	—	2	Interest and debt expense
Deferred taxes	(1)	—	—	—	—	(1)	Provision for (benefit from) income taxes

Net of tax	1	—	—	—	—	1	Net income

Equity income from subsidiaries	245	—	234	—	(479)	—	Equity income from subsidiaries

Total reclassifications	$252	$234	$237	$8	$(479)	$252	Net income

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Condensed Consolidating Statements of Cash Flows

(Dollars in Millions)

	Parent Guarantor	Issuer	Guarantor	Non- Guarantors	Eliminations	Consolidated
For the Year Ended December 31, 2016
Cash flows from (used in) operating activities	$(413)	$2,462	$1,918	$827	$(3,514)	$1,280

Cash flows from (used in) investing activities:
Capital expenditures	—	(143)	—	(75)	12	(206)
Proceeds from settlement of investments	—	266	—	—	—	266
Proceeds from divestitures	5,015	—	—	—	—	5,015
Return of intercompany investments	2,274	508	1,473	—	(4,255)	—
Contributions to intercompany investments	(16)	—	—	—	16	—
Other, net	193	3	17	21	(231)	3

Net cash flows from (used in) from investing activities	7,466	634	1,490	(54)	(4,458)	5,078

Cash flows from (used in) financing activities:
Dividends paid on common stock	(2,369)	(1,752)	(1,152)	(555)	3,459	(2,369)
Repurchase of common stock	(226)	—	—	—	—	(226)
Repayments of long-term debt	(415)	(85)	—	—	—	(500)
Early extinguishment of debt	(3,642)	(8)	—	—	—	(3,650)
Premiums paid for early extinguishment of debt	(206)	(1)	—	—	—	(207)
Proceeds from termination of interest rate swaps	—	66	—	—	—	66
Debt issuance costs and financing fees	(8)	—	—	—	—	(8)
Excess tax benefit on stock-based compensation plans	28	—	—	—	—	28
Dividends paid on preferred stock	(43)	—	—	—	43	—
Distribution of equity	—	(1,455)	(2,274)	(526)	4,255	—
Receipt of equity	—	—	—	16	(16)	—
Other, net	(21)	—	—	(210)	231	—

Net cash flows used in financing activities	(6,902)	(3,235)	(3,426)	(1,275)	7,972	(6,866)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(8)	—	(8)

Net change in cash and cash equivalents	151	(139)	(18)	(510)	—	(516)
Cash and cash equivalents at beginning of period	575	809	19	1,164	—	2,567

Cash and cash equivalents at end of period	$726	$670	$1	$654	$—	$2,051

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Condensed Consolidating Statements of Cash Flows

(Dollars in Millions)

	Parent Guarantor	Issuer	Guarantor	Non- Guarantors	Eliminations	Consolidated
For the Year Ended December 31, 2015
Cash flows from (used in) operating activities	$(2,279)	$2,924	$549	$422	$(1,420)	$196

Cash flows from (used in) investing activities:
Capital expenditures	—	(99)	—	(73)	(2)	(174)
Proceeds from settlement of investments	—	332	—	—	—	332
Acquisition, net of cash acquired	(18,278)	523	—	535	—	(17,220)
Proceeds from divestitures	7,056	—	—	—	—	7,056
Return of intercompany investments	185	11	344	—	(540)	—
Other, net	10	1	17	21	(48)	1

Net cash flows from (used in) investing activities	(11,027)	768	361	483	(590)	(10,005)

Cash flows from (used in) financing activities:
Dividends paid on common stock	(1,583)	(461)	(709)	(209)	1,379	(1,583)
Repurchase of common stock	(124)	—	—	—	—	(124)
Proceeds from BAT Share Purchase	4,673	—	—	—	—	4,673
Issuance of long-term debt	8,975	—	—	—	—	8,975
Repayments of long-term debt	(450)	—	—	—	—	(450)
Debt issuance costs and financing fees	(70)	—	—	—	—	(70)
Borrowings under revolving credit facility	1,400	—	—	—	—	1,400
Repayments of borrowings under revolving credit facility	(1,400)	—	—	—	—	(1,400)
Excess tax benefit on stock-based compensation plans	17	—	—	—	—	17
Dividends paid on preferred stock	(43)	—	—	—	43	—
Distribution of equity	—	(344)	(185)	(11)	540	—
Other, net	2,384	(2,405)	—	(27)	48	—

Net cash flows from (used in) financing activities	13,779	(3,210)	(894)	(247)	2,010	11,438

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(28)	—	(28)

Net change in cash and cash equivalents	473	482	16	630	—	1,601
Cash and cash equivalents at beginning of period	102	327	3	534	—	966

Cash and cash equivalents at end of period	$575	$809	$19	$1,164	$—	$2,567

For the Year Ended December 31, 2014
Cash flows from operating activities	$1,277	$1,364	$1,424	$524	$(2,966)	$1,623

Cash flows from (used in) investing activities:
Capital expenditures	—	(232)	—	(127)	155	(204)
Proceeds from settlement of investments	—	2	2	—	—	4
Proceeds from termination of joint venture	—	—	—	35	—	35
Return of intercompany investments	165	105	21	—	(291)	—
Contribution to intercompany investments	(32)	—	—	—	32	—
Other, net	250	(8)	19	187	(488)	(40)

Net cash flows from (used in) investing activities	383	(133)	42	95	(592)	(205)

Cash flows from (used in) financing activities:
Dividends paid on common stock	(1,411)	(1,377)	(1,301)	(250)	2,928	(1,411)
Repurchase of common stock	(440)	—	—	—	—	(440)
Borrowings under revolving credit facility	1,000	—	—	—	—	1,000
Repayments of borrowings under revolving credit facility	(1,000)	—	—	—	—	(1,000)
Debt issuance costs and financing fees	(79)	—	—	—	—	(79)
Excess tax benefit on stock-based compensation plans	12	—	—	—	—	12
Dividends paid on preferred stock	(43)	—	—	—	43	—
Distribution of equity	—	(21)	(165)	(105)	291	—
Receipt of equity	—	—	—	32	(32)	—
Other, net	(41)	(20)	—	(267)	328	—

Net cash flows used in financing activities	(2,002)	(1,418)	(1,466)	(590)	3,558	(1,918)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(34)	—	(34)

Net change in cash and cash equivalents	(342)	(187)	—	(5)	—	(534)
Cash and cash equivalents at beginning of period	444	514	3	539	—	1,500

Cash and cash equivalents at end of period	$102	$327	$3	$534	$—	$966

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Condensed Consolidating Balance Sheets

(Dollars in Millions)

	Parent Guarantor	Issuer	Guarantor	Non- Guarantors	Eliminations	Consolidated
December 31, 2016
Assets
Cash and cash equivalents	$726	$670	$1	$654	$—	$2,051
Accounts receivable	—	27	—	39	—	66
Accounts receivable, related party	—	113	—	—	—	113
Other receivables	63	5	38	4,828	(4,924)	10
Inventories	—	812	—	835	(2)	1,645
Other current assets	112	195	—	43	3	353

Total current assets	901	1,822	39	6,399	(4,923)	4,238
Property, plant and equipment, net	2	855	—	491	—	1,348
Trademarks and other intangible assets, net of accumulated amortization	—	317	—	29,129	(2)	29,444
Goodwill	—	3,453	9,853	2,686	—	15,992
Long-term intercompany notes receivable	1,390	—	73	148	(1,611)	—
Investment in subsidiaries	36,865	22,954	23,938	—	(83,757)	—
Other assets and deferred charges	80	1,204	11	13	(1,235)	73

Total assets	$39,238	$30,605	$33,914	$38,866	$(91,528)	$51,095

Liabilities and shareholders’ equity
Accounts payable	$1	$190	$—	$30	$—	$221
Tobacco settlement accruals	—	2,326	—	172	—	2,498
Due to related party	—	7	—	—	—	7
Deferred revenue, related party	—	66	—	—	—	66
Current maturities of long-term debt	448	53	—	—	—	501
Dividends payable on common stock	656	—	—	—	—	656
Other current liabilities	3,767	1,923	2	268	(4,924)	1,036

Total current liabilities	4,872	4,565	2	470	(4,924)	4,985
Long-term intercompany notes payable	148	—	—	1,463	(1,611)	—
Long-term debt (less current maturities)	12,404	260	—	—	—	12,664
Long-term deferred income taxes, net	—	—	—	10,839	(1,232)	9,607
Long-term retirement benefits (less current portion)	59	1,651	28	131	—	1,869
Long-term deferred revenue, related party	—	39	—	—	—	39
Other noncurrent liabilities	44	153	—	23	—	220
Shareholders’ equity	21,711	23,937	33,884	25,940	(83,761)	21,711

Total liabilities and shareholders’ equity	$39,238	$30,605	$33,914	$38,866	$(91,528)	$51,095

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Condensed Consolidating Balance Sheets

(Dollars in Millions)

	Parent Guarantor	Issuer	Guarantor	Non- Guarantors	Eliminations	Consolidated
December 31, 2015
Assets
Cash and cash equivalents	$575	$809	$19	$1,164	$—	$2,567
Short-term investments	—	149	—	—	—	149
Accounts receivable	—	48	—	20	—	68
Accounts receivable, related party	—	38	—	—	—	38
Other receivables	70	30	17	4,890	(4,972)	35
Inventories	—	941	—	797	(4)	1,734
Other current assets	116	236	—	212	—	564

Total current assets	761	2,251	36	7,083	(4,976)	5,155
Property, plant and equipment, net	3	792	—	460	—	1,255
Trademarks and other intangible assets, net of accumulated amortization	—	346	—	29,121	—	29,467
Goodwill	—	3,453	9,853	2,687	—	15,993
Long-term intercompany notes receivable	1,583	—	90	169	(1,842)	—
Investment in subsidiaries	37,151	23,199	24,276	—	(84,626)	—
Other assets and deferred charges	189	1,711	14	9	(1,693)	230

Total assets	$39,687	$31,752	$34,269	$39,529	$(93,137)	$52,100

Liabilities and shareholders’ equity
Accounts payable	$2	$146	$—	$31	$—	$179
Tobacco settlement accruals	—	2,673	—	143	—	2,816
Due to related party	—	9	—	—	—	9
Deferred revenue, related party	—	33	—	—	—	33
Current maturities of long-term debt	420	86	—	—	—	506
Dividends payable on common stock	514	—	—	—	—	514
Other current liabilities	3,707	2,189	31	284	(4,977)	1,234

Total current liabilities	4,643	5,136	31	458	(4,977)	5,291
Long-term intercompany notes payable	169	—	—	1,673	(1,842)	—
Long-term debt (less current maturities)	16,522	327	—	—	—	16,849
Long-term deferred income taxes, net	—	1	—	10,892	(1,689)	9,204
Long-term retirement benefits (less current portion)	57	2,036	30	142	—	2,265
Other noncurrent liabilities	44	182	—	13	—	239
Shareholders’ equity	18,252	24,070	34,208	26,351	(84,629)	18,252

Total liabilities and shareholders’ equity	$39,687	$31,752	$34,269	$39,529	$(93,137)	$52,100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Note 21 — Quarterly Results of Operations (Unaudited)

	First	Second	Third	Fourth
2016
Net sales	$2,917	$3,195	$3,205	$3,186
Gross profit (1)	1,752	1,920	2,016	1,974
Net income (1)(2)	3,565	796	861	851
Per share data (3) :
Basic:
Net income	2.50	0.56	0.60	0.60
Diluted:
Net income	2.49	0.56	0.60	0.60
2015
Net sales	$2,057	$2,403	$3,161	$3,054
Gross profit (4)	1,207	1,319	1,757	1,704
Net income (4)(5)	389	1,928	657	279
Per share data (3) :
Basic:
Net income	0.36	1.70	0.46	0.20
Diluted:
Net income	0.36	1.69	0.46	0.19

(1)	Includes NPM Adjustment credits of $91 million in the first quarter of 2016, $98 million in the second quarter of 2016, $104 million in the third quarter of 2016 and $97 million in the fourth quarter of 2016, see “— Cost of Products Sold” in note 1. The fourth quarter of 2016 includes an MTM adjustment of $21 million.
(2)	First quarter of 2016 reflects the impact of the sale of the international rights to the NATURAL AMERICAN SPIRIT brand. Fourth quarter of 2016 includes an additional MTM adjustment expense of $24 million for a total of $45 million.
(3)	Income per share is computed independently for each of the periods presented. The sum of the income per share amounts for the quarters may not equal the total for the year.
(4)	Includes NPM Adjustment credits of $66 million in the first quarter of 2015, $69 million in the second quarter of 2015, $76 million in the third quarter of 2015 and $86 million in the fourth quarter of 2015, see “— Cost of Products Sold” in note 1. The fourth quarter of 2015 includes an MTM adjustment expense of $120 million.
(5)	Second quarter of 2015 reflects the impact of the Lorillard Merger and Divestiture. Fourth quarter of 2015 includes an additional MTM adjustment expense of $126 million for a total of $246 million.

Note 22 — Subsequent Event

Proposed Merger with BAT

On January 16, 2017, RAI, BAT, a subsidiary of BAT, and Merger Sub entered into the Merger Agreement pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into RAI, referred to as the BAT Merger, with RAI surviving as a wholly owned subsidiary of BAT.

The BAT Merger has been approved by the independent directors of RAI who formed a transaction committee to negotiate with BAT, given BAT’s existing ownership stake in RAI and representation on RAI’s Board, and by the Boards of Directors of both companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

At the effective time of the BAT Merger, each share of RAI common stock (other than any shares of RAI common stock owned by BAT or any of its subsidiaries and by shareholders of RAI who have properly asserted and not lost or effectively withdrawn appraisal rights) will be converted into the right to receive 0.5260 of a BAT American Depositary Share and $29.44 in cash, without interest, and subject to adjustment to prevent dilution.

The BAT Merger is subject to customary closing conditions, including RAI and BAT shareholder approvals, including the approval of the BAT Merger by a majority of the shares of RAI common stock not owned, directly or indirectly, by BAT or its subsidiaries or any of RAI’s subsidiaries, and regulatory approvals. The Merger Agreement contains certain other termination rights for each of RAI and BAT, including the right of each party to terminate the Merger Agreement if the BAT Merger has not been completed on or before December 31, 2017, subject to an extension of five business days if, on December 31, 2017, BAT has not completed all or any portion of the financing it needs to fund the BAT Merger and the transactions contemplated by the Merger Agreement. Financing, however, is not a condition to the closing of the BAT Merger. Under certain circumstances, if the Merger Agreement is terminated, the terminating party must pay the non-terminating party a termination fee of $1 billion. In the event that the Merger Agreement is terminated due to an inability to obtain unconditional approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any other antitrust laws, RAI will be entitled to receive a termination fee of $500 million from BAT. The BAT Merger is currently expected to close in the third quarter of 2017.

Each of RAI and BAT has made representations and warranties in the Merger Agreement. RAI and BAT each also have agreed to various covenants and agreements, including, among other things, to conduct their respective businesses in the ordinary course in all material respects during the period between the execution of the Merger Agreement and completion of the BAT Merger and not to engage in certain transactions during this period.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Except as hereinafter set forth, there is no charter provision, by-law, contract, arrangement or statute under which any director or officer of BAT is insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such.

Under English law, any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Subject to certain exceptions, English law does not permit BAT to indemnify a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to BAT. The exceptions allow BAT to: (1) purchase and maintain director and officer insurance insuring its directors or the directors of an “associated company” (i.e., a company that is a parent, subsidiary or sister company of BAT) against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company of which he or she is a director; (2) provide a qualifying third party indemnity provision which permits BAT to indemnify its directors and directors of an associated company in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment), except for (a) the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the company or an associated company, or the legal costs incurred in connection with certain specified applications by the director for relief where the court refuses to grant the relief, (b) fines imposed in criminal proceedings, and (c) penalties imposed by regulatory bodies; (3) loan funds to a director to meet expenditure incurred defending civil and criminal proceedings against him or her (even if the action is brought by the company itself), or expenditure incurred applying for certain specified relief, subject to the requirement that the loan must be on terms that it is repaid if the defense or application for relief is unsuccessful; and (4) provide a qualifying pension scheme indemnity provision, which allows the company to indemnify a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with such director’s activities as a trustee of the scheme (subject to certain exceptions).

Under the BAT articles of association, subject to the UK Companies Act 2006, BAT may do any or all of the following:

•	indemnify to any extent any person who is or was a director, or a director of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him or her) against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to BAT or any associated company;

•	indemnify to any extent any person who is or was a director of an associated company that is a trustee of an occupational pension scheme, directly or indirectly (including by funding any expenditure incurred or to be incurred by him or her) against any liability incurred by him or her in connection with the company’s activities as trustee of an occupational pension scheme;

•	purchase and maintain insurance for any person who is or was a director, or a director of any associated company, against any loss or liability or any expenditure he or she may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to BAT or any associated company.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of January 16, 2017, among British American Tobacco p.l.c., BATUS Holdings Inc., Reynolds American Inc. and Flight Acquisition Corporation (included as Annex A to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

2.2	Agreement and Plan of Merger, dated as of July 15, 2014, among Lorillard, Inc., Reynolds American Inc. and Lantern Acquisition Co. (incorporated by reference to Exhibit 2.1 to Reynolds American Inc.’s Form 8-K, dated July 16, 2014).

2.3	Asset Purchase Agreement, dated as of July 15, 2014, among Reynolds American Inc., Lignum-2, L.L.C. and Imperial Tobacco Group PLC (incorporated by reference to Exhibit 2.2 to Reynolds American Inc.’s Form 8-K, dated July 16, 2014).

2.4	Amendment No. 1 to Asset Purchase Agreement, dated May 26, 2015, by and between Reynolds American Inc. and ITG Brands, LLC (formerly known as Lignum-2, L.L.C.) and Imperial Tobacco Group PLC (incorporated by reference to Exhibit 2.3 to Reynolds American Inc.’s Form 8-K, dated May 28, 2015).

2.5	Purchase Agreement, dated as of September 28, 2015, by and among Santa Fe Natural Tobacco Company, Inc., R. J. Reynolds Global Products, Inc., R. J. Reynolds Tobacco B.V., JT International Holding BV, Reynolds American Inc. and Japan Tobacco Inc. (incorporated by reference to Exhibit 2.1 to Reynolds American Inc.’s Form 8-K, dated September 29, 2015).

3.1	Articles of Incorporation of British American Tobacco p.l.c. (included as Annex F to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

4.1	Form of Agreement of British American Tobacco p.l.c. to furnish certain debt instruments to the Securities and Exchange Commission.

4.2	Acquisition facilities agreement, dated as of January 16, 2017, among B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, as original borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent, HSBC Bank USA, National Association, as U.S. agent and the lenders and financial institutions party thereto (incorporated herein by reference to Exhibit 99.13 to the Amendment No. 4 to Schedule 13D filed by British American Tobacco p.l.c. with the Securities and Exchange Commission dated January 17, 2017).

4.3	Amended and Restated Deposit Agreement, dated as of December 1, 2008, by and among British American Tobacco p.l.c., Citibank, N.A., as depositary bank, and all holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (a)(ii) to the Post-Effective Amendment No. 1 to Form F-6 registration statement, Reg. No. 333-155563, filed with the Securities and Exchange Commission on January 13, 2017).

4.4	Amendment No. 1 to the Amended and Restated Deposit Agreement, dated as of February 14, 2017, by and among British American Tobacco p.l.c., Citibank, N.A., as depositary bank, and all holders and beneficial owners of American Depositary Shares issued thereunder.

4.5	Revolving credit facilities agreement, dated January 20, 2017, among British American Tobacco p.l.c., B.A.T. International Finance p.l.c., British American Tobacco Holdings (The Netherlands) B.V., B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation, as borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent and euro swingline agent, HSBC Bank USA, National Association, as U.S. agent and U.S.$ swingline agent, and the banks and financial institutions party thereto.

Exhibit Number	Description
4.6	Revolving credit facility agreement, dated May 29, 2014, among British American Tobacco p.l.c., B.A.T. International Finance p.l.c., British American Tobacco Holdings (The Netherlands) B.V. and B.A.T. Netherlands Finance B.V., as borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent and euro swingline agent, HSBC Bank USA, National Association, as U.S.$ swingline agent, and the banks and financial institutions party thereto.

4.7	Twenty-Seventh Supplemental Trust Deed, dated as of May 20, 2016, by and among B.A.T. International Finance p.l.c., British American Tobacco Holdings (The Netherlands) B.V., B.A.T. Netherlands Finance B.V., British American Tobacco p.l.c. and the Law Debenture Trust Corporation p.l.c. further modifying and restating the Trust Deed dated July 6, 1998 (as previously modified and restated) relating to the U.S.$3,000,000,000 (now £15,000,000,000) Euro Medium Term Note Programme.

4.8	Indenture, dated May 31, 2006, among Reynolds American Inc. and certain of its subsidiaries as guarantors and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Reynolds American Inc.’s Form 8-K dated May 31, 2006).

4.9	First Supplemental Indenture, dated September 30, 2006, to Indenture, dated May 31, 2006, among Reynolds American Inc. and certain of its subsidiaries as guarantors, and The Bank of New York Trust Company, N.A., as successor to The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Reynolds American Inc.’s Form 8-K dated September 30, 2006).

4.10	Second Supplemental Indenture, dated February 6, 2009, to Indenture, dated May 31, 2006, as supplemented by the First Supplemental Indenture, dated September 30, 2006, among Reynolds American Inc. and certain of its subsidiaries, as guarantors, and The Bank of New York Mellon Trust Company, N.A., f/k/a The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.21 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed February 23, 2009).

4.11	Third Supplemental Indenture, dated September 17, 2013, to Indenture, dated May 31, 2006, by and among Reynolds American Inc., as issuer, and certain of its subsidiaries as guarantors, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.3 to Reynolds American Inc.’s Form 8-K, dated September 12, 2013).

4.12	Fourth Supplemental Indenture, dated September 2, 2015, to Indenture dated May 31, 2006, among Reynolds American Inc. and certain of its subsidiaries as guarantors and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Reynolds American Inc.’s Form 8-K, dated August 31, 2015).

*5.1	Form of Opinion of Herbert Smith Freehills LLP regarding legality of the British American Tobacco p.l.c. common stock being registered pursuant to this Registration Statement.

10.1	Formation Agreement, dated as of July 30, 2004, among Brown & Williamson Tobacco Corporation (n/k/a Brown & Williamson Holdings, Inc.), Brown & Williamson U.S.A., Inc. (n/k/a R. J. Reynolds Tobacco Company) and Reynolds American Inc. (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated August 9, 2004).

10.2	Governance Agreement, dated as of July 30, 2004, among British American Tobacco p.l.c., Brown & Williamson Tobacco Corporation (n/k/a Brown & Williamson Holdings, Inc.) and Reynolds American Inc. (incorporated by reference to Exhibit 10.2 to Reynolds American Inc.’s Form 8-K dated August 9, 2004).

10.3	Amendment No. 1, dated as of November 18, 2004, to the Governance Agreement, dated as of July 30, 2004, among British American Tobacco p.l.c., Brown & Williamson Tobacco Holdings Inc. (f/k/a Brown & Williamson Corporation) and Reynolds American Inc. (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated November 23, 2004).

Exhibit Number	Description
10.4	Amendment No. 2, dated April 29, 2008, to the Governance Agreement, dated as of July 30, 2004, as amended, by and among British American Tobacco p.l.c., Brown & Williamson Holdings, Inc. (f/k/a Brown & Williamson Corporation) and Reynolds American Inc. (incorporated by reference to Exhibit 10.2 to Reynolds American Inc.’s Form 8-K dated April 30, 2008).

10.5	Amendment No. 3, dated November 11, 2011, to the Governance Agreement, dated as of July 30, 2004, as amended, by and among British American Tobacco p.l.c., Brown & Williamson Holdings, Inc. (f/k/a Brown & Williamson Corporation) and Reynolds American Inc. (incorporated by reference to Exhibit 10.2 to Reynolds American Inc.’s Form 8-K dated November 14, 2011).

10.6	Rules of the 2007 Long Term Incentive Plan.

10.7	Rules of the British American Tobacco 2016 Long Term Incentive Plan.

10.8	British American Tobacco p.l.c. Deferred Annual Share Bonus Scheme.

10.9	Service Contract between British American Tobacco p.l.c. and Nicandro Durante, dated as of December 10, 2010.

10.10	Service Contract between British American Tobacco p.l.c. and John Benedict Stevens, dated as of March 26, 2008.

10.11	Letter Agreement between British American Tobacco p.l.c. and John Benedict Stevens, dated as of July 23, 2010.

10.12	Form of Letter of Appointment of Richard Burrows as Director and Chairman of British American Tobacco p.l.c.

10.13	Form of Letter of Appointment of Kieran Poynter as Non-Executive Director of British American Tobacco p.l.c.

10.14	Form of Letter of Appointment of Susan Farr as Non-Executive Director of British American Tobacco p.l.c.

10.15	Form of Letter of Appointment of Ann Godbehere as Non-Executive Director of British American Tobacco p.l.c.

10.16	Form of Letter of Appointment of Dr. Marion Helmes as Non-Executive Director of British American Tobacco p.l.c.

10.17	Form of Letter of Appointment of Savio Kwan as Non-Executive Director of British American Tobacco p.l.c.

10.18	Form of Letter of Appointment of Dr. Pedro Malan as Non-Executive Director of British American Tobacco p.l.c.

10.19	Form of Letter of Appointment of Dimitri Panayotopoulos as Non-Executive Director of British American Tobacco p.l.c.

10.20	Form of Letter of Appointment of Dr. Gerard Murphy as Non-Executive Director of British American Tobacco p.l.c.

10.21	Purchase Agreement, dated as of March 9, 1999, as amended and restated as of May 11, 1999, among R. J. Reynolds Tobacco Company, RJR Nabisco, Inc. and Japan Tobacco Inc. (incorporated by reference to Exhibit 2.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated May 28, 1999).

10.22	Settlement Agreement, dated August 25, 1997, between the State of Florida and settling defendants in The State of Florida v. American Tobacco Co. (incorporated by reference to Exhibit 2 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated September 5, 1997).

Exhibit Number	Description
10.23	Comprehensive Settlement Agreement and Release, dated January 16, 1998, between the State of Texas and settling defendants in The State of Texas v. American Tobacco Co. (incorporated by reference to Exhibit 2 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated January 27, 1998).

10.24	Settlement Agreement and Release in re: The State of Minnesota v. Philip Morris, Inc., dated as of May 8, 1998, by and among the State of Minnesota, Blue Cross and Blue Shield of Minnesota and the various tobacco company defendants named therein (incorporated by reference to Exhibit 99.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 30, 1998, filed May 15, 1998).

10.25	Settlement Agreement and Stipulation for Entry of Consent Judgment in re: The State of Minnesota v. Philip Morris, Inc., dated as of May 8, 1998, by and among the State of Minnesota, Blue Cross and Blue Shield of Minnesota and the various tobacco company defendants named therein (incorporated by reference to Exhibit 99.2 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 30, 1998, filed May 15, 1998).

10.26	Form of Consent Judgment by Judge Kenneth J. Fitzpatrick, Judge of District Court in re: The State of Minnesota v. Philip Morris, Inc. (incorporated by reference to Exhibit 99.3 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 30, 1998, filed May 15, 1998).

10.27	Stipulation of Amendment to Settlement Agreement and for Entry of Agreed Order, dated July 2, 1998, by and among the Mississippi Defendants, Mississippi and the Mississippi Counsel in connection with the Mississippi Action (incorporated by reference to Exhibit 99.2 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed August 14, 1998).

10.28	Stipulation of Amendment to Settlement Agreement and for Entry of Consent Decree, dated July 24, 1998, by and among the Texas Defendants, Texas and the Texas Counsel in connection with the Texas Action (incorporated by reference to Exhibit 99.4 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed August 14, 1998).

10.29	Stipulation of Amendment to Settlement Agreement and for Entry of Consent Decree, dated September 11, 1998, by and among the State of Florida and the tobacco companies named therein (incorporated by reference to Exhibit 99.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, filed November 12, 1998).

10.30	Master Settlement Agreement, referred to as the MSA, dated November 23, 1998, between the Settling States named in the MSA and the Participating Manufacturers also named therein (incorporated by reference to Exhibit 4 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated November 24, 1998).

10.31	Term Sheet agreed to by R. J. Reynolds Tobacco Company, an indirect subsidiary of Reynolds American Inc., certain other Participating Manufacturers, 17 states, the District of Columbia and Puerto Rico (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated March 12, 2013).

10.32	Comprehensive Agreement, dated as of April 13, 2010, among R. J. Reynolds Tobacco Company and Her Majesty the Queen in Right of Canada and the Provinces and Territories listed on the signature pages attached thereto (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated April 16, 2010).

10.33	Agreed Statement of Facts, dated as of April 13, 2010, between Her Majesty the Queen and Northern Brands International, Inc. (incorporated by reference to Exhibit 10.2 to Reynolds American Inc.’s Form 8-K dated April 16, 2010).

Exhibit Number	Description
10.34	Form of Directors and Officers Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated December 1, 2016).

10.35	Equity Incentive Award Plan for Directors of Reynolds American Inc., referred to as the EIAP (incorporated by reference to Exhibit 10.33 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed February 11, 2014).

10.36	Form of Deferred Stock Unit Agreement between Reynolds American Inc. and the Director named therein, pursuant to the EIAP (incorporated by reference to Exhibit 10.32 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed February 23, 2009).

10.37	Form of Deferred Stock Unit Agreement between R.J. Reynolds Tobacco Holdings, Inc. and the Director named therein, pursuant to the EIAP (incorporated by reference to Exhibit 10.9 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed August 16, 1999).

10.38	Deferred Compensation Plan for Directors of Reynolds American Inc. (Amended and Restated Effective November 30, 2007) (incorporated by reference to Exhibit 10.43 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed February 27, 2008).

10.39	Reynolds American Inc. Amended and Restated 2009 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated May 12, 2014).

10.40	Form of Performance Share Agreement (three-year vesting), dated March 2, 2015, between Reynolds American Inc. and the grantee named therein (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed April 20, 2015).

10.41	Form of Performance Share Agreement (three-year vesting), dated March 1, 2016, between Reynolds American Inc. and the grantee named therein (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed April 26, 2016).

10.42	Performance Share Agreement (one-year vesting), dated May 5, 2016, between Reynolds American Inc. and Susan M. Cameron (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed July 26, 2016).

10.43	Restricted Stock Unit Agreement (retention grant), dated October 1, 2014, between Reynolds American Inc. and Debra A. Crew (incorporated by reference to Exhibit 10.8 to Reynolds American Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed October 21, 2014).

10.44	Form of Performance Share Agreement (three-year vesting), dated March 1, 2017, between Reynolds American Inc. and the grantee named therein (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Current Report on Form 8-K dated February 8, 2017).

10.45	Performance Share Agreement, between Reynolds American Inc. and Joseph P. Fragnito, entered into October 17, 2016 (incorporated by reference to Exhibit 10.47 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed February 9, 2017).

10.46	Restricted Stock Unit Agreement (retention grant), between Reynolds American Inc. and Joseph P. Fragnito, entered into October 17, 2016 (incorporated by reference to Exhibit 10.48 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed February 9, 2017).

Exhibit Number	Description
10.47	Form of Amended Letter Agreement regarding Severance Benefits and Change of Control Protections between Reynolds American Inc. and the officer named therein (incorporated by reference to Exhibit 10.67 to Reynolds American Inc.’s Annual Report on Form 10- K for the fiscal year ended December 31, 2007, filed February 27, 2008).

10.48	Reynolds American Inc. Executive Severance Plan, as amended and restated effective May 5, 2016 (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated May 5, 2016).

10.49	Standard Supplier Agreement, dated August 1, 2003, as amended, by and between R. J. Reynolds Tobacco Company and Eastman Chemical Company (incorporated by reference to Exhibit 10.3 to Reynolds American Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed October 23, 2012).

10.50	Amendment, effective January 8, 2014, to Standard Supplier Agreement among R. J. Reynolds Tobacco Company, Santa Fe Natural Tobacco Company, Inc. and Eastman Chemical Company (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated February 10, 2014).

12.1	BAT Statement re: Computation of Ratio of Earnings to Fixed Charges.

12.2	RAI Statement re: Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12.1 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed February 9, 2017).

21.1	List of Subsidiaries of British American Tobacco p.l.c.

*23.1	Consent of KPMG LLP (United Kingdom), independent registered public accounting firm of British American Tobacco p.l.c.

*23.2	Consent of KPMG LLP (United States), independent registered public accounting firm of Reynolds American Inc.

*24.1	Power of Attorney (contained on signature page to this Registration Statement).

99.1	Form of Proxy Card of Reynolds American Inc.

*99.2	Consent of Goldman, Sachs & Co.

*99.3	Consent of J.P. Morgan Securities LLC.

*99.4	Consent of Lazard Frères & Co. LLC.

*	To be filed by amendment

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed or continuous offering.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(9) That every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(10) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(11) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and to arrange or provide for a facility in the United States for the purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(12) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England on [●], 2017.

BRITISH AMERICAN TOBACCO P.L.C.

By:
Name: [●]
Title: [●]

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears above and below hereby constitutes and appoints Richard Burrows, Nicandro Durante, John Benedict Stevens, Robert Casey and Paul McCrory, and each of them acting without the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for and in his or her name, place and stead, with full power and authority to act in any and all capacities in connection with a registration statement on Form F-4 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the ordinary shares of British American Tobacco p.l.c., including, without limiting the generality of the foregoing, to execute the Registration Statement on his or her behalf as a director or officer of, or on behalf of, British American Tobacco p.l.c., and any or all amendments or supplements thereto, including any or all pre- and post-effective amendments, whether on Form F-4 or otherwise, and any new registration statement related thereto, filed under Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, including this power of attorney, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done or incidental to the performance and execution of the powers herein expressly granted and that may be required to enable British American Tobacco p.l.c. to comply with the Securities Act or the Securities Exchange Act of 1934, as amended, and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that either said attorney-in-fact or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on [●], 2017.

Name	Title

Name: Richard Burrows	Chairman

Name: Nicandro Durante	Executive Director—Chief Executive (Principal Executive Officer)

Name: John Benedict Stevens	Executive Director—Finance Director (Principal Financial and Accounting Officer)

Name: Susan Farr	Non-Executive Director

Name: Ann Frances Godbehere	Non-Executive Director

Name	Title

Name: Dr. Marion Helmes	Non-Executive Director

Name: Savio Kwan	Non-Executive Director

Name: Dr. Pedro Malan	Non-Executive Director

Name: Dimitri Panayotopoulos	Non-Executive Director

Name: Kieran Poynter	Non-Executive Director

AUTHORIZED REPRESENTATIVE

By:	Name: Greg Lavelle	Authorized Representative in the United States
Managing Director Puglisi & Associates

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of January 16, 2017, among British American Tobacco p.l.c., BATUS Holdings Inc., Reynolds American Inc. and Flight Acquisition Corporation (included as Annex A to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

2.2	Agreement and Plan of Merger, dated as of July 15, 2014, among Lorillard, Inc., Reynolds American Inc. and Lantern Acquisition Co. (incorporated by reference to Exhibit 2.1 to Reynolds American Inc.’s Form 8-K, dated July 16, 2014).

2.3	Asset Purchase Agreement, dated as of July 15, 2014, among Reynolds American Inc., Lignum-2, L.L.C. and Imperial Tobacco Group PLC (incorporated by reference to Exhibit 2.2 to Reynolds American Inc.’s Form 8-K, dated July 16, 2014).

2.4	Amendment No. 1 to Asset Purchase Agreement, dated May 26, 2015, by and between Reynolds American Inc. and ITG Brands, LLC (formerly known as Lignum-2, L.L.C.) and Imperial Tobacco Group PLC (incorporated by reference to Exhibit 2.3 to Reynolds American Inc.’s Form 8-K, dated May 28, 2015).

2.5	Purchase Agreement, dated as of September 28, 2015, by and among Santa Fe Natural Tobacco Company, Inc., R. J. Reynolds Global Products, Inc., R. J. Reynolds Tobacco B.V., JT International Holding BV, Reynolds American Inc. and Japan Tobacco Inc. (incorporated by reference to Exhibit 2.1 to Reynolds American Inc.’s Form 8-K, dated September 29, 2015).

3.1	Articles of Incorporation of British American Tobacco p.l.c. (included as Annex F to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

4.1	Form of Agreement of British American Tobacco p.l.c. to furnish certain debt instruments to the Securities and Exchange Commission.

4.2	Acquisition facilities agreement, dated as of January 16, 2017, among B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, as original borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent, HSBC Bank USA, National Association, as U.S. agent and the lenders and financial institutions party thereto (incorporated herein by reference to Exhibit 99.13 to the Amendment No. 4 to Schedule 13D filed by British American Tobacco p.l.c. with the Securities and Exchange Commission dated January 17, 2017).

4.3	Amended and Restated Deposit Agreement, dated as of December 1, 2008, by and among British American Tobacco p.l.c., Citibank, N.A., as depositary bank, and all holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (a)(ii) to the Post-Effective Amendment No. 1 to Form F-6 registration statement, Reg. No. 333-155563, filed with the Securities and Exchange Commission on January 13, 2017).

4.4	Amendment No. 1 to the Amended and Restated Deposit Agreement, dated as of February 14, 2017, by and among British American Tobacco p.l.c., Citibank, N.A., as depositary bank, and all holders and beneficial owners of American Depositary Shares issued thereunder.

4.5	Revolving credit facilities agreement, dated January 20, 2017, among British American Tobacco p.l.c., B.A.T. International Finance p.l.c., British American Tobacco Holdings (The Netherlands) B.V., B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation, as borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent and euro swingline agent, HSBC Bank USA, National Association, as U.S. agent and U.S.$ swingline agent, and the banks and financial institutions party thereto.

Exhibit Number	Description
4.6	Revolving credit facility agreement, dated May 29, 2014, among British American Tobacco p.l.c., B.A.T. International Finance p.l.c., British American Tobacco Holdings (The Netherlands) B.V. and B.A.T. Netherlands Finance B.V., as borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent and euro swingline agent, HSBC Bank USA, National Association, as U.S.$ swingline agent, and the banks and financial institutions party thereto.

4.7	Twenty-Seventh Supplemental Trust Deed, dated as of May 20, 2016, by and among B.A.T. International Finance p.l.c., British American Tobacco Holdings (The Netherlands) B.V., B.A.T. Netherlands Finance B.V., British American Tobacco p.l.c. and the Law Debenture Trust Corporation p.l.c. further modifying and restating the Trust Deed dated July 6, 1998 (as previously modified and restated) relating to the U.S.$3,000,000,000 (now £15,000,000,000) Euro Medium Term Note Programme.

4.8	Indenture, dated May 31, 2006, among Reynolds American Inc. and certain of its subsidiaries as guarantors and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Reynolds American Inc.’s Form 8-K dated May 31, 2006).

4.9	First Supplemental Indenture, dated September 30, 2006, to Indenture, dated May 31, 2006, among Reynolds American Inc. and certain of its subsidiaries as guarantors, and The Bank of New York Trust Company, N.A., as successor to The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Reynolds American Inc.’s Form 8-K dated September 30, 2006).

4.10	Second Supplemental Indenture, dated February 6, 2009, to Indenture, dated May 31, 2006, as supplemented by the First Supplemental Indenture, dated September 30, 2006, among Reynolds American Inc. and certain of its subsidiaries, as guarantors, and The Bank of New York Mellon Trust Company, N.A., f/k/a The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.21 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed February 23, 2009).

4.11	Third Supplemental Indenture, dated September 17, 2013, to Indenture, dated May 31, 2006, by and among Reynolds American Inc., as issuer, and certain of its subsidiaries as guarantors, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.3 to Reynolds American Inc.’s Form 8-K, dated September 12, 2013).

4.12	Fourth Supplemental Indenture, dated September 2, 2015, to Indenture dated May 31, 2006, among Reynolds American Inc. and certain of its subsidiaries as guarantors and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Reynolds American Inc.’s Form 8-K, dated August 31, 2015).

*5.1	Form of Opinion of Herbert Smith Freehills LLP regarding legality of the British American Tobacco p.l.c. common stock being registered pursuant to this Registration Statement.

10.1	Formation Agreement, dated as of July 30, 2004, among Brown & Williamson Tobacco Corporation (n/k/a Brown & Williamson Holdings, Inc.), Brown & Williamson U.S.A., Inc. (n/k/a R. J. Reynolds Tobacco Company) and Reynolds American Inc. (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated August 9, 2004).

10.2	Governance Agreement, dated as of July 30, 2004, among British American Tobacco p.l.c., Brown & Williamson Tobacco Corporation (n/k/a Brown & Williamson Holdings, Inc.) and Reynolds American Inc. (incorporated by reference to Exhibit 10.2 to Reynolds American Inc.’s Form 8-K dated August 9, 2004).

10.3	Amendment No. 1, dated as of November 18, 2004, to the Governance Agreement, dated as of July 30, 2004, among British American Tobacco p.l.c., Brown & Williamson Tobacco Holdings Inc. (f/k/a Brown & Williamson Corporation) and Reynolds American Inc. (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated November 23, 2004).

Exhibit Number	Description
10.4	Amendment No. 2, dated April 29, 2008, to the Governance Agreement, dated as of July 30, 2004, as amended, by and among British American Tobacco p.l.c., Brown & Williamson Holdings, Inc. (f/k/a Brown & Williamson Corporation) and Reynolds American Inc. (incorporated by reference to Exhibit 10.2 to Reynolds American Inc.’s Form 8-K dated April 30, 2008).

10.5	Amendment No. 3, dated November 11, 2011, to the Governance Agreement, dated as of July 30, 2004, as amended, by and among British American Tobacco p.l.c., Brown & Williamson Holdings, Inc. (f/k/a Brown & Williamson Corporation) and Reynolds American Inc. (incorporated by reference to Exhibit 10.2 to Reynolds American Inc.’s Form 8-K dated November 14, 2011).

10.6	Rules of the 2007 Long Term Incentive Plan.

10.7	Rules of the British American Tobacco 2016 Long Term Incentive Plan.

10.8	British American Tobacco p.l.c. Deferred Annual Share Bonus Scheme.

10.9	Service Contract between British American Tobacco p.l.c. and Nicandro Durante, dated as of December 10, 2010.

10.10	Service Contract between British American Tobacco p.l.c. and John Benedict Stevens, dated as of March 26, 2008.

10.11	Letter Agreement between British American Tobacco p.l.c. and John Benedict Stevens, dated as of July 23, 2010.

10.12	Form of Letter of Appointment of Richard Burrows as Director and Chairman of British American Tobacco p.l.c.

10.13	Form of Letter of Appointment of Kieran Poynter as Non-Executive Director of British American Tobacco p.l.c.

10.14	Form of Letter of Appointment of Susan Farr as Non-Executive Director of British American Tobacco p.l.c.

10.15	Form of Letter of Appointment of Ann Godbehere as Non-Executive Director of British American Tobacco p.l.c.

10.16	Form of Letter of Appointment of Dr. Marion Helmes as Non-Executive Director of British American Tobacco p.l.c.

10.17	Form of Letter of Appointment of Savio Kwan as Non-Executive Director of British American Tobacco p.l.c.

10.18	Form of Letter of Appointment of Dr. Pedro Malan as Non-Executive Director of British American Tobacco p.l.c.

10.19	Form of Letter of Appointment of Dimitri Panayotopoulos as Non-Executive Director of British American Tobacco p.l.c.

10.20	Form of Letter of Appointment of Dr. Gerard Murphy as Non-Executive Director of British American Tobacco p.l.c.

10.21	Purchase Agreement, dated as of March 9, 1999, as amended and restated as of May 11, 1999, among R. J. Reynolds Tobacco Company, RJR Nabisco, Inc. and Japan Tobacco Inc. (incorporated by reference to Exhibit 2.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated May 28, 1999).

10.22	Settlement Agreement, dated August 25, 1997, between the State of Florida and settling defendants in The State of Florida v. American Tobacco Co. (incorporated by reference to Exhibit 2 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated September 5, 1997).

10.23	Comprehensive Settlement Agreement and Release, dated January 16, 1998, between the State of Texas and settling defendants in The State of Texas v. American Tobacco Co. (incorporated by reference to Exhibit 2 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated January 27, 1998).

Exhibit Number	Description
10.24	Settlement Agreement and Release in re: The State of Minnesota v. Philip Morris, Inc., dated as of May 8, 1998, by and among the State of Minnesota, Blue Cross and Blue Shield of Minnesota and the various tobacco company defendants named therein (incorporated by reference to Exhibit 99.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 30, 1998, filed May 15, 1998).

10.25	Settlement Agreement and Stipulation for Entry of Consent Judgment in re: The State of Minnesota v. Philip Morris, Inc., dated as of May 8, 1998, by and among the State of Minnesota, Blue Cross and Blue Shield of Minnesota and the various tobacco company defendants named therein (incorporated by reference to Exhibit 99.2 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 30, 1998, filed May 15, 1998).

10.26	Form of Consent Judgment by Judge Kenneth J. Fitzpatrick, Judge of District Court in re: The State of Minnesota v. Philip Morris, Inc. (incorporated by reference to Exhibit 99.3 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 30, 1998, filed May 15, 1998).

10.27	Stipulation of Amendment to Settlement Agreement and for Entry of Agreed Order, dated July 2, 1998, by and among the Mississippi Defendants, Mississippi and the Mississippi Counsel in connection with the Mississippi Action (incorporated by reference to Exhibit 99.2 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed August 14, 1998).

10.28	Stipulation of Amendment to Settlement Agreement and for Entry of Consent Decree, dated July 24, 1998, by and among the Texas Defendants, Texas and the Texas Counsel in connection with the Texas Action (incorporated by reference to Exhibit 99.4 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed August 14, 1998).

10.29	Stipulation of Amendment to Settlement Agreement and for Entry of Consent Decree, dated September 11, 1998, by and among the State of Florida and the tobacco companies named therein (incorporated by reference to Exhibit 99.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, filed November 12, 1998).

10.30	Master Settlement Agreement, referred to as the MSA, dated November 23, 1998, between the Settling States named in the MSA and the Participating Manufacturers also named therein (incorporated by reference to Exhibit 4 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated November 24, 1998).

10.31	Term Sheet agreed to by R. J. Reynolds Tobacco Company, an indirect subsidiary of Reynolds American Inc., certain other Participating Manufacturers, 17 states, the District of Columbia and Puerto Rico (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated March 12, 2013).

10.32	Comprehensive Agreement, dated as of April 13, 2010, among R. J. Reynolds Tobacco Company and Her Majesty the Queen in Right of Canada and the Provinces and Territories listed on the signature pages attached thereto (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated April 16, 2010).

10.33	Agreed Statement of Facts, dated as of April 13, 2010, between Her Majesty the Queen and Northern Brands International, Inc. (incorporated by reference to Exhibit 10.2 to Reynolds American Inc.’s Form 8-K dated April 16, 2010).

10.34	Form of Directors and Officers Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated December 1, 2016).

10.35	Equity Incentive Award Plan for Directors of Reynolds American Inc., referred to as the EIAP (incorporated by reference to Exhibit 10.33 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed February 11, 2014).

Exhibit Number	Description
10.36	Form of Deferred Stock Unit Agreement between Reynolds American Inc. and the Director named therein, pursuant to the EIAP (incorporated by reference to Exhibit 10.32 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed February 23, 2009).

10.37	Form of Deferred Stock Unit Agreement between R.J. Reynolds Tobacco Holdings, Inc. and the Director named therein, pursuant to the EIAP (incorporated by reference to Exhibit 10.9 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed August 16, 1999).

10.38	Deferred Compensation Plan for Directors of Reynolds American Inc. (Amended and Restated Effective November 30, 2007) (incorporated by reference to Exhibit 10.43 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed February 27, 2008).

10.39	Reynolds American Inc. Amended and Restated 2009 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated May 12, 2014).

10.40	Form of Performance Share Agreement (three-year vesting), dated March 2, 2015, between Reynolds American Inc. and the grantee named therein (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed April 20, 2015).

10.41	Form of Performance Share Agreement (three-year vesting), dated March 1, 2016, between Reynolds American Inc. and the grantee named therein (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed April 26, 2016).

10.42	Performance Share Agreement (one-year vesting), dated May 5, 2016, between Reynolds American Inc. and Susan M. Cameron (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed July 26, 2016).

10.43	Restricted Stock Unit Agreement (retention grant), dated October 1, 2014, between Reynolds American Inc. and Debra A. Crew (incorporated by reference to Exhibit 10.8 to Reynolds American Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed October 21, 2014).

10.44	Form of Performance Share Agreement (three-year vesting), dated March 1, 2017, between Reynolds American Inc. and the grantee named therein (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Current Report on Form 8-K dated February 8, 2017).

10.45	Performance Share Agreement, between Reynolds American Inc. and Joseph P. Fragnito, entered into October 17, 2016 (incorporated by reference to Exhibit 10.47 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed February 9, 2017).

10.46	Restricted Stock Unit Agreement (retention grant), between Reynolds American Inc. and Joseph P. Fragnito, entered into October 17, 2016 (incorporated by reference to Exhibit 10.48 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed February 9, 2017).

10.47	Form of Amended Letter Agreement regarding Severance Benefits and Change of Control Protections between Reynolds American Inc. and the officer named therein (incorporated by reference to Exhibit 10.67 to Reynolds American Inc.’s Annual Report on Form 10- K for the fiscal year ended December 31, 2007, filed February 27, 2008).

10.48	Reynolds American Inc. Executive Severance Plan, as amended and restated effective May 5, 2016 (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated May 5, 2016.)

Exhibit Number	Description
10.49	Standard Supplier Agreement, dated August 1, 2003, as amended, by and between R. J. Reynolds Tobacco Company and Eastman Chemical Company (incorporated by reference to Exhibit 10.3 to Reynolds American Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed October 23, 2012).

10.50	Amendment, effective January 8, 2014, to Standard Supplier Agreement among R. J. Reynolds Tobacco Company, Santa Fe Natural Tobacco Company, Inc. and Eastman Chemical Company (incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated February 10, 2014).

12.1	BAT Statement re: Computation of Ratio of Earnings to Fixed Charges.

12.2	RAI Statement re: Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12.1 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed February 9, 2017).

21.1	List of Subsidiaries of British American Tobacco p.l.c.

*23.1	Consent of KPMG LLP (United Kingdom), independent registered public accounting firm of British American Tobacco p.l.c.

*23.2	Consent of KPMG LLP (United States), independent registered public accounting firm of Reynolds American Inc.

*24.1	Power of Attorney (contained on signature page to this Registration Statement).

99.1	Form of Proxy Card of Reynolds American Inc.

*99.2	Consent of Goldman, Sachs & Co.

*99.3	Consent of J.P. Morgan Securities LLC

*99.4	Consent of Lazard Frères & Co. LLC

*	To be filed by amendment